Form 20-F
period 2002-03-31
HITACHI LTD
filed 2002-09-26
CIK 47710

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
 (Mark One)

   (       )      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   (   X   )      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2002
                                              --------------
                                       OR

   (       )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                          ------------    ------------

                          Commission file number 1-8320
                                                 ------

                       KABUSHIKI KAISHA HITACHI SEISAKUSHO
                       -----------------------------------
             (Exact name of Registrant as specified in its charter)

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of Registrant's name into English)

                                      Japan
                                      -----
                 (Jurisdiction of incorporation or organization)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class                Name of each exchange on which registered
   -------------------                ------------------------------------------
  American Depositary Shares                     New York Stock Exchange
-----------------------------         ------------------------------------------
        Common Stock                             New York Stock Exchange
-----------------------------         ------------------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock        3,338,481,041 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No
    -----     -----

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X   Item 18
        -----         -----

Fiscal years 2001, 2000 and 1999 of this report indicate Hitachi, Ltd.'s fiscal years ended March 31, 2002, 2001 and 2000.

Unless the context indicates otherwise, the term "Company" refers to Hitachi, Ltd. and the term "Hitachi" refers to Hitachi, Ltd. and its consolidated subsidiaries.

================================================================================

Cautionary Statement

Statements in this annual report contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to:

     - rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

     - uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance;

     - fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

     - increasing commoditization of information technology products, and intensifying price competition in the market for such products;

     - fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

     - uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan;

     - uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

     - general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports;

     - uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies;

     - Hitachi's dependence on alliances with other corporations in designing or developing certain products; and

     - the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this report, or in other materials published by the Company.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.


Item 2.  Offer Statistics and Expected Timetable

Not applicable.


Item 3.  Key Information


A.   Selected Financial Data


                                                                       Year ended March 31
                                             ---------------------------------------------------------------------------
                                                1998            1999            2000            2001            2002
                                             ---------------------------------------------------------------------------
                                               (Millions of yen, except per share amounts and number of shares issued)
Net sales                                     8,416,834       7,977,374        8,001,203       8,416,982       7,993,784
Income (loss) before income taxes
 and minority interests                         173,458        (221,174)          79,235         323,655        (586,072)
Net income (loss)                                12,163        (327,611)          16,922         104,380        (483,837)
Per share:
  Net income (loss)
    Basic                                          3.64          (98.15)            5.07           31.27         (144.95)
    Diluted                                        3.58          (98.15)            4.99           30.32         (144.95)
  Cash dividends declared                         11.00            5.50             6.00           11.00            3.00
                                                ($0.081)        ($0.045)         ($0.058)        ($0.094)        ($0.024)

Cash and cash equivalents                     1,199,540       1,237,527        1,357,432       1,381,603       1,029,374
Short-term investments                          771,147         605,679          632,434         433,650         178,933
Total assets                                 10,291,892       9,847,742        9,983,361      11,246,608       9,915,654
Short-term debt and current
  installments of long-term debt              1,317,281       1,159,811        1,305,670       1,611,855       1,199,921
Long-term debt                                1,287,532       1,478,168        1,482,810       1,881,270       1,798,303
Minority interests                              788,239         776,462          791,925         825,158         798,744
Stockholders' equity                          3,380,511       3,006,015        2,987,687       2,861,502       2,304,224
Common stock                                    281,735         281,735          281,738         281,754         282,032
Number of shares issued
(thousand shares)                             3,337,895       3,337,895        3,337,900       3,337,932       3,338,481


Notes:  1.  On April 1, 2000, Hitachi adopted the provisions of Statement of
            Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, figures for all prior periods have been restated.

        2. Fiscal year ended March 31, 2002 includes restructuring charges of JPY 140 billion, a cost of JPY 185 billion primarily for special termination benefits and a net loss on securities in the amount of JPY 81 billion. Fiscal year ended March 31, 2000 includes a net gain on sale of securities of JPY 30 billion and a restructuring charge of JPY 66 billion. Fiscal year ended March 31, 1999 includes a restructuring charge of JPY 133 billion. Fiscal year ended March 31, 1998 includes a net gain on sale of securities of JPY 111 billion and certain impairment and liquidation losses of JPY 82 billion. See note (16) to the consolidated financial statements.

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Translation of dividend amounts into U.S. dollars is based on such rates at each respective payment date. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

     Yen exchange rates per U.S. dollar:

      Year ended March 31                   Average        High          Low
      -------------------                   ---------------------------------
       1998                                 123.57
       1999                                 128.10
       2000                                 110.02
       2001                                 111.65
       2002                                 125.64

       March 2002                                         133.46       127.07
       April 2002                                         133.40       128.13
       May 2002                                           128.66       123.08
       June 2002                                          125.64       119.38
       July 2002                                          120.19       115.71
       August 2002                                        121.14       116.53

     On September 10, 2002, the yen exchange rate per U.S. dollar was 119.78 yen per $1.


B.   Risk Factors

Hitachi operates in a broad range of business fields, conducts business on a global scale, and utilizes sophisticated specialized technologies to carry on its operations. It is therefore exposed to risks attributable to the economic environment, risks inherent in individual industrial sectors and business lines, and risks related to management.

Although certain risks that may affect Hitachi's businesses are listed in this section, the list is not exhaustive. Hitachi's businesses may in the future also be affected by other risks that are currently unknown or that are not currently considered significant. The items set forth in this section contain information relating to the forward-looking statements subject to "Cautionary Statement" on page 2 of this report.

Certain of the risk factors that may affect Hitachi are set out below.

Risks related to economic environment

-    Economic trends
     The continuing adverse economic environment in Hitachi's main markets may have a negative effect on Hitachi's business results. Decreases in consumption owing to economic downturns in Japan, North America, Asia and other major markets where Hitachi does business may negatively impact Hitachi's business results by reducing demand for the products and services Hitachi offers.

-    Currency exchange rate fluctuations
     Since Hitachi conducts business in many foreign countries, a certain portion of its assets, liabilities, revenues and expenses are denominated in various currencies, principally the U.S. dollar. Fluctuations in currency exchange rates may affect Hitachi's financial results, which are reported in Japanese yen. A strong yen, for example, reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenues.

Risks related to industrial sectors and business lines

-    Rapid technological innovation
     New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the field of information systems and electronics. The development of such advanced technologies and their continuous, timely and cost-effective incorporation in products and services is indispensable. Should Hitachi fail in its endeavors to so develop and incorporate such advanced technologies, the results of operations of related Hitachi businesses may be negatively impacted.

-    Intense competition
     The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Globalization of markets and commoditization of such products are making price competition in the business sectors in which Hitachi is engaged increasingly intense. To succeed in this competitive environment, Hitachi believes its products and services must be competitive in terms of price, engineering expertise, quality and brand value. Hitachi cannot be certain that each or any of the products or services that it offers will be competitive, and should each or any such products or services fail to be competitive, Hitachi's business results may be negatively affected.

-    Supply and demand balance
     Supply in excess of demand in the markets in which Hitachi is involved may adversely affect Hitachi's performance. Hitachi's semiconductor business, for example, has recently been negatively impacted by an over-supply of semiconductors in the global semiconductor markets. Production during a period of excess supply may negatively affect Hitachi's business results.

Risks related to management

-    Dependence on specially skilled personnel
     Hitachi believes it can continue to remain competitive only if it can maintain and secure additional people who are highly skilled in the fields of management and technology. However, the number of skilled personnel is limited and the competition for attracting and maintaining such personnel is intense, particularly in the information technology industry. Hitachi cannot assure that it will be able to successfully maintain and secure additional skilled personnel.

-    Alliances
     In every operating segment, Hitachi conducts business through joint ventures, tie-ups and other alliances with outside partners to develop new technologies and products. The success of these alliances may be adversely affected by decisions or performance of such partners or business trends. If these alliances do not succeed, Hitachi's performance may be negatively affected.

-    Restructuring of business
     Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by closing unprofitable operations, reorganizing production bases and sales network and reducing its workforce. In association with these actions, there may occur costs that adversely affect Hitachi's financial results and condition. Moreover, Hitachi may not achieve all of the goals that it aims for through these actions.

-    Intellectual property
     Hitachi owns or licenses a large number of intellectual property rights and, when Hitachi believes it is necessary or desirable, obtains additional licenses for the use of other parties' intellectual property rights. If Hitachi fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected.

-    Product quality and liability
     Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies. There is a risk that defects may occur in Hitachi's products and services. The occurrence of such defects could make Hitachi liable for damages caused by the defects and could negatively impact Hitachi's reputation and thereby adversely affect Hitachi's business results.

-    Governmental regulations
     Hitachi's business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Significant changes in such regulations may limit Hitachi's business activities or increase operating costs.

-    Financial risks
     Hitachi owns marketable securities that are exposed to stock market risks. Declines in stock market prices may have an adverse effect on Hitachi's financial condition and results of operations. Hitachi is dependent on the capital market for long-term financing secured through the issue of debentures and long-term borrowing from financial institutions, which exposes Hitachi to interest rate and credit risks.

Item 4. Information on the Company


A.   History and Development of the Company

The Company was founded in 1910 as a small electric repair shop and was incorporated as Hitachi, Ltd. (KABUSHIKI KAISHA HITACHI SEISAKUSHO) in 1920 under the laws of Japan. Its registered office is located at 6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan. The telephone number of the Company's principal executive office is +81-3-3258-1111.

Over the years, Hitachi has broadened the horizon of its research as well as its business activities to develop a highly diversified product mix ranging from electricity generation systems to consumer products and electronic devices. Hitachi has grown into Japan's largest diversified manufacturer of electronic and electrical products. With its diverse product lines, Hitachi maintains a significant presence in each of the major markets it serves, which together make Hitachi one of the world's largest manufacturers of electronic products. With its emphasis on research and development and its ability to combine a wide range of technologies, Hitachi continues to strive to provide the world with products that meet the changing needs of its customers.

In April 1999, Hitachi, Ltd. implemented fundamental management reforms to meet the escalating challenges of global competition. The reforms include, among other things, a new company officer system, reorganization of business units, simplifying its head office, and establishing an Advisory Board.

In November 1999, Hitachi launched a medium-term business plan defining the direction and goals of its businesses through fiscal 2002. The aim of this plan is to evolve into a company offering truly helpful services and systems by using its wealth of knowledge and information technology. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results."

In recent years, Hitachi has accelerated business reorganization, including to facilitate Hitachi's goal of maximizing growth by combining and utilizing the diverse management resources within Hitachi in the most effective and efficient ways.

On October 1, 2000, Hitachi Credit Corporation, a 53.4% owned subsidiary, merged with Hitachi Leasing, Ltd., a 50.0% owned affiliate of the Company, for the purpose of strengthening management and promoting business development in the area of financial services. The merged company changed its name to Hitachi Capital Corporation.

On October 1, 2000, Kokusai Electric Co., Ltd., a 26.7% owned affiliate of the Company, merged with Hitachi Denshi, Ltd., a 63.7% owned subsidiary, and Yagi Antenna Co., Ltd., a 40.9% owned affiliate of the Company, for the purpose of integrating and strengthening their wireless communication businesses. The merged company became an affiliate of the Company and changed its name to Hitachi Kokusai Electric Inc.

On October 1, 2001, Nissei Sangyo Co., Ltd., a subsidiary of the Company, was integrated with the Company's instrument and semiconductor manufacturing equipment operations and sales operations relating to clinical testing systems of Hitachi Medical Corporation, a subsidiary of the Company, to form Hitachi High-Technologies Corporation. The aim of the reorganization is to speedily respond to market changes in nanotechnology areas such as semiconductor manufacturing equipment and biotechnology-related products.

On April 1, 2002, the consumer products operation of the Company was separated and integrated with related subsidiaries of the Company to form Hitachi Home & Life Solutions, Inc. for the purpose of enabling the consumer products business to be managed with more speed and flexibility.

On May 28, 2002, Hitachi, Ltd. and UNISIA JECS CORPORATION entered into an agreement under which the Company will make UNISIA JECS CORPORATION a wholly owned subsidiary through an exchange of shares on October 1, 2002 for the purpose of strengthening Hitachi's competitiveness in the automotive products business.

Hitachi's capital expenditures for fixed assets were JPY 875 billion, JPY 996 billion and JPY 577 billion in fiscal 2001, 2000 and 1999. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward electronic devices, including large capital investments in electronic device manufacturing facilities to maintain or enhance competitiveness in those product sectors. The increase in capital expenditures during fiscal 2000 reflected aggressive investment in the information systems and electronics field and consolidation of Hitachi Leasing, Ltd., which had been an affiliate of the Company. The decrease in capital expenditures during fiscal 2001 reflected curbs on expenditures in semiconductor sector. In April 2002, Hitachi projected that, for the fiscal year ending March 31, 2003, its capital expenditures would amount to approximately JPY 890 billion.


B.   Business Overview

Main Products and Services

Hitachi's business is highly diversified. Starting from the fiscal year ended March 31, 2002, Hitachi has reclassified its operations into seven industry segments: (1) Information & Telecommunication Systems, (2) Electronic Devices,
(3) Power & Industrial Systems, (4) Digital Media & Consumer Products, (5) High Functional Materials & Components, (6) Logistics, Services & Others and (7) Financial Services. Hitachi's major products and services offered in each segment are shown below.

(1)  Information & Telecommunication Systems
      Systems Integration, Software, Storage Systems, Servers, Mainframes, Personal Computers, Computer Peripherals, Switches, Fiber Optic Components

(2)  Electronic Devices
      System LSIs, Memories, Multi-Purpose Semiconductors, Liquid Crystal Displays, Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment

(3)  Power & Industrial Systems
      Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Plant Engineering and Construction, Industrial Machinery and Plants, Air-Conditioning Equipment, Construction Machinery, Rolling Stock, Elevators, Escalators, Automotive Equipment, Environmental Control Systems

(4)  Digital Media & Consumer Products
      Optical Storage Drives, Television Sets, VCRs, Mobile Phones, LCD Projectors, Room Air Conditioners, Refrigerators, Washing Machines, Lighting Fixtures, Kitchen Appliances, Batteries, Video Tapes, Information Storage Media

(5)  High Functional Materials & Components
      Wire and Cable, Copper Products, Malleable Cast-Iron Products, Forged and Cast-Steel Products, Specialty Steels, Magnetic Materials, Chemical Products, Electrical Insulating Materials, Synthetic Resin Materials and Products, Carbon Products, Printed Circuit Boards, Ceramic Materials

(6)  Logistics, Services & Others
      General Trading, Transportation, Property Management

(7)  Financial Services
      Loan Guarantees, Leasing, Insurance Services

Sales and Distribution

Hitachi distributes its products in Japan primarily through its own sales network. Hitachi also distributes some of its products through independent dealers. In most field sales offices, Hitachi's sales personnel specialize in the marketing of particular types of products.

International marketing is conducted through overseas sales subsidiaries, joint-venture companies and unaffiliated distributors. Also, certain types of equipment are sold to industrial companies in foreign markets on an original equipment manufacturing (OEM) basis and marketed under the brand names of such industrial companies.

Overseas sales amounted to JPY 2,549 billion in fiscal 2001, accounting for 32% of net sales. Foreign currency exchange rate fluctuations influence Hitachi's operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results."

Hitachi's widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of its business is dependent upon one or a few customers.


Segment Information

The following information is disclosed in accordance with the requirements of a ministerial ordinance under the Securities and Exchange Law of Japan. This information is not prepared in accordance with the requirements of accounting principles generally accepted in the United States of America or Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

(1) Industry Segment

                                                                               Year ended March 31
                                                                               -------------------
                                                                 2000                   2001                   2002
                                                          ------------------     ------------------     ------------------
                                                                                  (Millions of yen)
Net Sales
  Information & Telecommunication Systems                  1,777,731      18%     1,796,084      17%     1,829,661      18%
  Electronic Devices                                       1,756,705      18      2,011,717      19      1,487,200      15
  Power & Industrial Systems                               2,158,596      22      2,321,104      21      2,266,895      23
  Digital Media & Consumer Products                        1,022,285      10      1,053,199      10      1,170,744      12
  High Functional Materials & Components                   1,351,335      13      1,467,345      13      1,250,248      12
  Logistics, Services & Others                             1,354,816      14      1,599,369      15      1,430,825      14
  Financial Services                                         529,867       5        592,774       5        567,138       6
    Subtotal                                               9,951,335     100%    10,841,592     100%    10,002,711     100%
                                                                         ===                    ===                    ===
  Eliminations and Corporate Items                        (1,950,132)            (2,424,610)            (2,008,927)
                                                          ----------             ----------             ----------
    Total                                                  8,001,203              8,416,982              7,993,784
                                                          ==========             ==========             ==========
Operating Income (Loss)
  Information & Telecommunication Systems                     37,820      17%        48,921      13%        35,757       -%
  Electronic Devices                                          40,119      19        118,128      31       (163,633)      -
  Power & Industrial Systems                                  34,329      16         77,269      20         55,004       -
  Digital Media & Consumer Products                            4,727       2          1,541       0        (14,675)      -
  High Functional Materials & Components                      50,503      23         83,415      22        (22,024)      -
  Logistics, Services & Others                                23,930      11          8,437       2          3,257       -
  Financial Services                                          26,090      12         44,146      12         37,403       -
    Subtotal                                                 217,518     100%       381,857     100%       (68,911)      -%
                                                                         ===                    ===                    ===
  Eliminations and Corporate Items                           (43,154)               (39,545)               (48,504)
                                                          ----------             ----------             ----------
    Total                                                    174,364                342,312               (117,415)
                                                          ==========             ==========             ==========

                                                                                  Year ended March 31
                                                                                  -------------------
                                                                2000                     2001                      2002
                                                           ----------------       -------------------        ------------------
                                                                                    (Millions of yen)
Segment Assets
  Information & Telecommunication Systems                  1,257,334     14%       1,342,252       12%       1,307,248       13%
  Electronic Devices                                       1,312,436     14        1,582,447       15        1,246,285       13
  Power & Industrial Systems                               2,095,424     23        2,230,193       20        2,060,169       21
  Digital Media & Consumer Products                          743,037      8          820,212        8          743,515        7
  High Functional Materials & Components                   1,490,849     16        1,520,718       14        1,349,133       14
  Logistics, Services & Others                             1,075,334     12        1,191,298       11        1,051,712       11
  Financial Services                                       1,228,260     13        2,193,057       20        2,114,367       21
    Subtotal                                               9,202,674    100%      10,880,177      100%       9,872,429      100%
                                                                        ===                       ===                       ===
  Eliminations and Corporate Items                           780,687                 366,431                    43,225
                                                           ---------              ----------                 ---------
    Total                                                  9,983,361              11,246,608                 9,915,654
                                                           =========              ==========                 =========
Depreciation & Amortization
  Information & Telecommunication Systems                     89,239     15%         106,256       19%         105,716       18%
  Electronic Devices                                         125,268     22          153,789       27          168,706       28
  Power & Industrial Systems                                  61,797     11           68,733       12           70,236       12
  Digital Media & Consumer Products                           45,358      8           46,155        8           46,419        8
  High Functional Materials & Components                      79,672     14           84,317       15           83,573       14
  Logistics, Services & Others                                39,397      7           38,383        7           40,058        7
  Financial Services                                         132,381     23           64,728       12           79,124       13
    Subtotal                                                 573,112    100%         562,361      100%         593,832      100%
                                                                        ===                       ===                       ===
  Eliminations and Corporate Items                             4,338                   4,315                     4,796
                                                           ---------              ----------                 ---------
    Total                                                    577,450                 566,676                   598,628
                                                           =========              ==========                 =========
Tangible & Intangible Asset Increase
  Information & Telecommunication Systems                    117,967     19%         135,636       12%         137,802       13%
  Electronic Devices                                         119,220     19          230,684       20          125,373       12
  Power & Industrial Systems                                  59,054     10           83,012        7           85,936        8
  Digital Media & Consumer Products                           40,963      7           48,135        4           40,871        4
  High Functional Materials & Components                      81,054     13          111,292        9           85,112        8
  Logistics, Services & Others                                17,998      3           36,519        3           44,823        4
  Financial Services                                         177,842     29          527,429       45          551,017       51
    Subtotal                                                 614,098    100%       1,172,707      100%       1,070,934      100%
                                                                        ===                       ===                       ===
  Eliminations and Corporate Items                             3,002                 (69,824)                  (57,436)
                                                           ---------              ----------                 ---------
    Total                                                    617,100               1,102,883                 1,013,498
                                                           =========              ==========                 =========

(2) Geographic Segment

                                                                            Year ended March 31
                                                                            -------------------
                                                         2000                      2001                     2002
                                                  --------------------      -------------------      --------------------
                                                                             (Millions of yen)
  Net Sales
    Japan
      Outside customer sales                       6,410,934        69%      6,557,736       65%      6,134,554        66%
      Intersegment transactions                      951,918        10       1,148,587       12         892,562        10
                                                  ----------       ---      ----------      ---      ----------       ---
        Total                                      7,362,852        79       7,706,323       77       7,027,116        76
    Asia
      Outside customer sales                         462,652         5         550,303        6         607,041         6
      Intersegment transactions                      303,156         3         415,946        4         349,337         4
                                                  ----------       ---      ----------      ---      ----------       ---
        Total                                        765,808         8         966,249       10         956,378        10
    North America
      Outside customer sales                         723,086         8         863,349        9         830,959         9
      Intersegment transactions                       31,512         0          48,141        0          45,382         0
                                                  ----------       ---      ----------      ---      ----------       ---
        Total                                        754,598         8         911,490        9         876,341         9
    Europe
      Outside customer sales                         364,618         4         395,809        4         364,840         4
      Intersegment transactions                       44,737         0          27,513        0          32,268         0
                                                  ----------       ---      ----------      ---      ----------       ---
        Total                                        409,355         4         423,322        4         397,108         4
    Other Areas
      Outside customer sales                          39,913         1          49,785        0          56,390         1
      Intersegment transactions                       10,016         0           4,254        0           2,359         0
                                                  ----------       ---      ----------      ---      ----------       ---
        Total                                         49,929         1          54,039        0          58,749         1
          Subtotal                                 9,342,542       100%     10,061,423      100%      9,315,692       100%
                                                                   ===                      ===                       ===
    Eliminations and Corporate Items              (1,341,339)               (1,644,441)              (1,321,908)
                                                  ----------                ----------               ----------
          Total                                    8,001,203                 8,416,982                7,993,784
                                                  ==========                ==========               ==========
  Operating Income (Loss)
    Japan                                            183,954        82%        303,359       82%        (70,420)        -%
    Asia                                              21,302        10          45,032       12          (5,090)        -
    North America                                     15,513         7           7,037        2         (21,053)        -
    Europe                                             3,871         2          13,109        4           4,007         -
    Other Areas                                       (1,407)       (1)          1,246        0           1,842         -
      Subtotal                                       223,233       100%        369,783      100%        (90,714)        -%
                                                                   ===                      ===                       ===
    Eliminations and Corporate Items                 (48,869)                  (27,471)                 (26,701)
                                                  ----------                ----------               ----------
      Total                                          174,364                   342,312                 (117,415)
                                                  ==========                ==========               ==========
  Segment Assets
    Japan                                          7,317,844        83%      8,492,338       82%      7,685,632        82%
    Asia                                             535,722         6         659,153        6         624,864         7
    North America                                    489,556         6         662,439        7         603,980         6
    Europe                                           457,891         5         471,040        5         434,239         5
    Other Areas                                       33,720         0          37,428        0          39,492         0
      Subtotal                                     8,834,733       100%     10,322,398      100%      9,388,207       100%
                                                                   ===                      ===                       ===
    Eliminations and Corporate Items               1,148,628                   924,210                  527,447
                                                  ----------                ----------               ----------
      Total                                        9,983,361                11,246,608                9,915,654
                                                  ==========                ==========               ==========

(3) Net Sales by Market

                                                             Year ended March 31
                                                             -------------------
                                             2000                    2001                    2002
                                      ------------------      ------------------      ------------------
                                                              (Millions of yen)
  Domestic sales                      5,657,571       71%     5,791,300       69%     5,444,662       68%
  Overseas sales
    Asia                                897,664       11        966,870       11        896,050       11
    North America                       767,241       10        903,800       11        930,629       12
    Europe                              484,744        6        550,968        7        513,310        6
    Other Areas                         193,983        2        204,044        2        209,133        3
      Subtotal                        2,343,632       29      2,625,682       31      2,549,122       32
                                      ---------      ---      ---------      ---      ---------      ---
        Total                         8,001,203      100%     8,416,982      100%     7,993,784      100%
                                      =========      ===      =========      ===      =========      ===

Notes:    1.   Net sales by segment include intersegment transactions.
          2.   Geographic Segment is based on the locations of Hitachi's
               facilities where products or services are produced.
          3.   Figures for Net Sales by Market are based on the locations of the customer to whom Hitachi's products or services are sold.
          4.   In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges, impairment losses and special termination benefits are included as part of operating income (loss). See note (16) to the consolidated financial statements.
          5.   On April 1, 2000, Hitachi adopted the provisions of Statement of
               Financial Accounting Standards No. 115, "Accounting for Certain
               Investments in Debt and Equity Securities." Accordingly, figures of Segment Assets for the fiscal year ended March 31, 2000 have been restated.
          6.   Geographic Segment has been divided into five groups (Japan,
               Asia, North America, Europe and Other Areas) starting from the fiscal year ended March 31, 2001. Accordingly, figures for the fiscal year ended March 31, 2000 have been restated.
          7.   Hitachi has changed the industry segment classification starting from the fiscal year ended March 31, 2002. Accordingly, figures for the fiscal years ended March 31, 2001 and 2000 have been restated.

Hitachi conducts a broad and diverse range of businesses. Hitachi divides its operations into seven segments that are determined mainly on the basis of management units, and the similarity of products and services in type, use, production method and marketing method. The seven segments are Information & Telecommunication Systems, Electronic Devices, Power & Industrial Systems, Digital Media & Consumer Products, High Functional Materials & Components, Logistics, Services & Others and Financial Services. Each segment includes the Company's subsidiaries and affiliates engaged in related production, marketing and service activities.


Information & Telecommunication Systems

Products and services provided by Hitachi in this segment include systems integration, computer hardware, software and telecommunications equipment and components. This segment groups products with many common technological aspects, facilitating operations management.

Hitachi's computer business consists of hardware products, software and solutions business. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, storage systems, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the solutions business in which customized solutions are developed and offered to customers with Hitachi's hardware and software products, as well as other venders' products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications equipment and components such as switches and fiber optic components, which are delivered to customers in data and telecommunication industries.

The computer industry is extremely competitive. The speed of technology development in both hardware and software is very fast, and failure or delay to introduce the products or services that incorporate the latest technology would materially diminish Hitachi's market presence. Customers are highly sensitive to the cost effectiveness of their investments in information technology, which leads to intense price competition particularly in hardware products.

Over the medium term, in accordance with changing market requirements, Hitachi intends to expand its solutions business in growing areas, such as network business and electronic administrations business. In overseas markets, especially in North America, Hitachi focuses on storage systems including hardware, software and related services and drives expansion in its solutions business. In accordance with this strategy, Experio Solutions Corporation, a subsidiary of the Company, acquired the e-Business Consulting Group of Grant Thornton LLP, an accounting and management-consulting firm, in October 2000 and acquired two IT consulting companies in fiscal 2001.

Hitachi believes strategic alliances are important to improve time to market requirements. The Company entered into an alliance with International Business Machines Corporation in the field of servers and joined Microsoft Corporation in establishing a joint-venture company in the system solutions business for enterprises in fiscal 2000. The Company and one of its subsidiaries entered into an agreement with Sun Microsystems, Inc. in the area of storage systems including cross-license, distribution and development of storage software in fiscal 2001.

In June 2002, Hitachi, Ltd. and International Business Machines Corporation entered into an agreement to transfer their hard disk drive operations to a new standalone company under Hitachi's majority ownership for the purpose of strengthening the hard disk drive operations in the highly competitive market.

In fiscal 2001, the segment accounted for 18% of net sales before eliminations and posted operating income of JPY 36 billion.


Electronic Devices

The Electronic Devices segment provides semiconductors, liquid crystal displays, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. Semiconductors and liquid crystal displays form the nucleus of this segment.

Semiconductors are used extensively in many industries, including computers, digital consumer products and automobiles. Hitachi's product line for semiconductors consists of system LSIs, DRAMs, other memory products such as flash memory, and other multi-purpose semiconductors. Hitachi develops and manufactures advanced memory chips. Recently, Hitachi has been giving more emphasis on system LSIs which combine memories, microprocessors and other components on a single chip and are capable of performing complex tasks.

Two notable features of the semiconductor market are rapid technological changes and significant price fluctuations with changes in the supply-demand balance. Technology becomes obsolete in a very short period of time, and new industry standards for any product line may be established very quickly. Prices for DRAMs in particular are under pressure due to increasing commoditization and intense competition among companies with large production capacity that specialize in this market. The industry is responding to these circumstances by seeking ways to spread investment risks by setting up joint ventures or forming alliances.

In accordance with changing market requirements, Hitachi has consolidated its semiconductor manufacturing bases and sold non-strategic business such as semiconductor silicon crystal operations in an effort to redefine the scope of its operation. In December 1999, Hitachi established a joint-venture company called Elpida Memory, Inc. for DRAM business with NEC Corporation. Hitachi expects the new company to integrate DRAM business including development, marketing and manufacturing.

In the face of the sluggish demand and sharp declines in prices, during fiscal 2001, Hitachi implemented reforms to restore profitability. The reforms include right-sizing of production by integrating product lines and cutting the workforce. In addition, Hitachi reached a basic agreement with Mitsubishi Electric Corporation in March 2002 to integrate their system LSI operations by establishing a new company.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. In light of the difficult business conditions, during fiscal 2001, Hitachi decided to withdraw from cathode ray tubes for PC monitors, as well as cathode ray tubes for direct view color televisions in North America, to concentrate its resources on the flat panel display operations.

In fiscal 2001, the segment accounted for 15% of net sales before eliminations and posted an operating loss of JPY 164 billion.


Power & Industrial Systems

In this segment, Hitachi manufactures and sells power plants, industrial machinery, transportation equipment, construction machinery and other products for power utilities and industry.

Power companies are the main customers of the power sector. In this sector, Hitachi must respond to customer demand for low-priced products with high added value. In addition, in recent years Hitachi has given high priority to environmental protection in its product design. The entry of independent power producers into the domestic electric power industry brought about by deregulation has put pressure on power companies to lower electricity prices. This causes more intense price competition among vendors to match lower electricity prices. Since the orders the sector receives are generally for large items with long delivery periods, a portion of the purchase price from those orders is generally paid in advance to finance the production of the items.

The industrial systems sector covers products used in numerous industries and is strongly influenced by trends in public works spending and private-sector plant and equipment investment. Market demands focus primarily on low price, high added value and the capability of products to be integrated into systems. The number of product types is vast and production is frequently done in small lots or on order. The industry includes many small-to-medium-sized specialty manufacturers and competition for orders is fierce.

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi's diverse fields of operation, especially from the technologies of information systems and electronics field.

On May 28, 2002, Hitachi, Ltd. and UNISIA JECS CORPORATION entered into an agreement under which the Company will make UNISIA JECS CORPORATION a wholly owned subsidiary through an exchange of shares on October 1, 2002 for the purpose of strengthening Hitachi's competitiveness in the automotive products business.

In fiscal 2001, the segment accounted for 23% of net sales before eliminations and posted operating income of JPY 55 billion.

Digital Media & Consumer Products

In this segment, Hitachi manufactures and sells products in two main categories: digital media products and consumer products. The former includes optical storage drives, TVs, VCRs, mobile phones and LCD projectors, while the latter comprises room air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

Home electrical equipment manufacturers are responding to customer demand for low price and high added value by cutting costs and developing differentiated product lines. Success in this segment will also depend considerably on the development of products geared to advances in new multimedia-related markets.

In order to achieve low-cost production and have access to growing markets, Hitachi has expanded overseas production, especially in Southeast Asia. Hitachi also has introduced supply chain management to shorten lead times and hold minimum inventory. Hitachi is a well-recognized brand associated with high reliability and quality.

On April 1, 2002, the consumer products operation of the Company was separated and integrated with related subsidiaries of the Company to form Hitachi Home & Life Solutions, Inc. for the purpose of enabling the consumer products business to be managed with more speed and flexibility.

In fiscal 2001, the segment accounted for 12% of net sales before eliminations and posted an operating loss of JPY 15 billion.


High Functional Materials & Components

This segment includes fabricated chemical and metal products supplied as parts or materials to downstream manufacturers of mainly electric and electronic products. For example, Hitachi Chemical Co., Ltd. manufactures products based on its resin technology and serves industrial markets such as semiconductors, liquid crystal displays and automobiles. Hitachi Metals, Ltd. manufactures and sells magnetic and electronic materials and parts. They include specialty steels such as materials for mobile phones and automobile engine parts. Hitachi Cable, Ltd. manufactures and sells electronic materials and components for semiconductors and mobile phones as well as cable and wire products used for transmission of power and telephone signals.

As more products in this segment become more closely dependent upon and driven by capabilities in electronics technology, Hitachi's strength in electronics technology is expected to provide Hitachi with an advantage in introducing new products with such technology. Since the portion of materials and components used for semiconductors, liquid crystal displays, mobile phones and other IT-related products has increased in recent years, the business results have been significantly affected by the business climate of IT industry.

In fiscal 2001, the segment accounted for 12% of net sales before eliminations and posted an operating loss of JPY 22 billion.


Logistics, Services & Others

This segment includes various businesses not covered by other segments, primarily consisting of sales from general trading, transportation and property management services conducted by consolidated subsidiaries of the Company. Hitachi has set up sales subsidiaries by region and by product. Hitachi also has many subsidiaries that were established to offer various services related to Hitachi's business operations internally, such as printing and food services.

In fiscal 2001, the segment accounted for 14% of net sales before eliminations and posted operating income of JPY 3 billion.

Financial Services

Financial services originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization and outsourcing services.

On October 1, 2000, Hitachi Credit Corporation, a subsidiary of the Company, merged with Hitachi Leasing, Ltd., an affiliate of the Company, for the purpose of strengthening management and promoting business development in the area of financial services. The merged company changed its name to Hitachi Capital Corporation.

In fiscal 2001, the segment accounted for 6% of net sales before eliminations and posted operating income of JPY 37 billion.


Competition

Hitachi is subject to intense competition in each of its businesses. Among its major competitors are some of the top-ranking industrial companies in Japan, U.S., Europe and Asia. Depending on the nature of the business, the competition is marked by rapid progress in technology or the need to reduce costs to meet customer requirements. In addition, Hitachi is facing more competition against companies that focus exclusively on specific market segments. See "Segment Information" in this Item for details of competition in each segment.


Raw Materials and Energy

Hitachi has many suppliers from which it purchases a variety of raw materials, and is not dependent on any single source of supply for any of its raw materials. In light of the fact that Japan produces very few of the raw materials Hitachi uses in its manufacturing processes, Hitachi monitors the availability of raw materials on a regular basis. There are currently no particular energy or raw material shortages that are likely to materially affect Hitachi's business.


Intellectual Property and Licenses

Hitachi holds numerous patents, trademark rights and copyrights. While Hitachi considers them to be valuable assets and important for its operations, it believes that its business is not dependent to any material extent upon any single patent, trademark right, copyright or any related group of such rights it holds.

Hitachi also has many licenses and technical assistance agreements covering a wide variety of products. They grant Hitachi the rights to use certain Japanese and foreign patents or the rights to receive certain technical information. Hitachi is not materially dependent on any single such agreement.

Hitachi has granted licenses and technical assistance to various companies located in Japan and overseas. In certain instances, Hitachi has entered into cross-licensing agreements with other major international electronics and electrical equipment manufacturers.


Government Regulations

Hitachi's business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. At present, Hitachi manages to operate its business without any significant difficulty in coping with them.

C.   Organizational Structure

The table below shows major subsidiaries of Hitachi, Ltd. as of March 31, 2002.

                                                                                  Country of
                Name of company                                                  incorporation      Percentage owned
                ---------------                                                  -------------      ----------------
(1) Information & Telecommunication Systems
      Hitachi Electronics Services Co., Ltd.                                      Japan                   100.0%
      Hitachi Information Systems, Ltd.                                           Japan                    52.8
      Hitachi Software Engineering Co., Ltd.                                      Japan                    52.5
      Hitachi Systems & Services, Ltd.                                            Japan                   100.0
      Hitachi Telecom Technologies, Ltd.                                          Japan                   100.0
      Hitachi Computer Products (America), Inc.                                   U.S.A                   100.0
      Hitachi Computer Products (Asia) Corp.                                      Philippines             100.0
      Hitachi Computer Products (Europe) S.A.                                     France                  100.0
      Hitachi Data Systems Holding Corp.                                          U.S.A                   100.0

(2) Electronic Devices
      Hitachi Electronics Engineering Co., Ltd.                                   Japan                    61.0%
      Hitachi High-Technologies Corporation                                       Japan                    73.4
      Hitachi Hokkai Semiconductor, Ltd.                                          Japan                   100.0
      Hitachi Medical Corporation                                                 Japan                    65.4
      Hitachi Semiconductor and Devices Sales Co., Ltd.                           Japan                   100.0
      Hitachi Tohbu Semiconductor, Ltd.                                           Japan                   100.0
      Hitachi Tokyo Electronics Co., Ltd.                                         Japan                   100.0
      Trecenti Technologies, Inc.                                                 Japan                    60.0
      Hitachi Electronic Devices (USA), Inc.                                      U.S.A                   100.0
      Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.                      Singapore                53.8
      Hitachi Semiconductor (America) Inc.                                        U.S.A                   100.0
      Hitachi Semiconductor (Europe) GmbH                                         Germany                 100.0
      Hitachi Semiconductor (Malaysia) Sdn. Bhd.                                  Malaysia                 90.0

(3) Power & Industrial Systems
      Babcock-Hitachi Kabushiki Kaisha                                            Japan                   100.0%
      Hitachi Air Conditioning Systems Co., Ltd.                                  Japan                   100.0
      Hitachi Building Systems Co., Ltd.                                          Japan                   100.0
      Hitachi Construction Machinery Co., Ltd.                                    Japan                    54.8
      Hitachi Engineering Co., Ltd.                                               Japan                   100.0
      Hitachi Engineering & Services Co., Ltd.                                    Japan                   100.0
      Hitachi Industries Co., Ltd.                                                Japan                   100.0
      Hitachi Kiden Kogyo, Ltd.                                                   Japan                    58.5
      Hitachi Plant Engineering & Construction Co., Ltd.                          Japan                    56.3
      Hitachi Service & Engineering (East), Ltd.                                  Japan                   100.0
      Hitachi Service & Engineering (West), Ltd.                                  Japan                   100.0
      Hitachi Via Mechanics, Ltd.                                                 Japan                   100.0
      Japan Servo Co., Ltd.                                                       Japan                    53.0
      Hitachi Automotive Products (USA), Inc.                                     U.S.A.                  100.0
      Taiwan Hitachi Co., Ltd.                                                    Taiwan                   61.5

(4) Digital Media & Consumer Products
      Hitachi Hometec, Ltd.                                                       Japan                   100.0%
      Hitachi Maxell, Ltd.                                                        Japan                    52.4
      Hitachi Media Electronics Co., Ltd.                                         Japan                   100.0
      Hitachi Home Electronics (America), Inc.                                    U.S.A                   100.0
      Shanghai Hitachi Household Appliances Co., Ltd.                             China                    60.0

                                                                                 Country of
                 Name of company                                                incorporation        Percentage owned
                 ---------------                                                -------------        ----------------
(5) High Functional Materials & Components
      Hitachi Cable, Ltd.                                                         Japan                    52.7%
      Hitachi Chemical Co., Ltd.                                                  Japan                    52.6
      Hitachi Metals, Ltd.                                                        Japan                    55.0

(6) Logistics, Services & Others
      Chuo Shoji, Ltd.                                                            Japan                   100.0%
      Hitachi Life Corporation                                                    Japan                   100.0
      Hitachi Mobile Co., Ltd.                                                    Japan                   100.0
      Hitachi Transport System, Ltd.                                              Japan                    59.9
      Nikkyo Create, Ltd.                                                         Japan                   100.0
      Hitachi America, Ltd.                                                       U.S.A                   100.0
      Hitachi Asia Ltd.                                                           Singapore               100.0
      Hitachi (China), Ltd.                                                       China                   100.0
      Hitachi Europe Ltd.                                                         U.K.                    100.0

(7) Financial Services
      Hitachi Capital Corporation                                                 Japan                    53.1%
      Hitachi Insurance Services, Ltd.                                            Japan                   100.0

D.   Property, Plants and Equipment

Most of Hitachi's plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs. Certain of Hitachi's properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans and bonds as of March 31, 2002 was JPY 15 billion.

The following table shows relevant property data in relation to major lines of business as of March 31, 2002.

            Name                        Location          Area                     Principal products
            ----                        --------          ----                     ------------------
                                                     (thousands of
                                                     square meters)
In Japan

Hitachi, Ltd.:
    Semiconductor & Integrated         Tokyo, etc.          601      Semiconductors
      Circuits
    Thermal & Hydroelectric            Ibaraki            3,638      Power generating equipment, Turbines
      Systems Division, etc.
    Displays                           Chiba                521      Liquid crystal displays
    Sales Offices                      Osaka, etc.          229                             -
    Research & Development Group       Tokyo, etc.          941                             -
    Head Office                        Tokyo                872                             -
    Device Development Center          Tokyo                 67      Semiconductors
    Enterprise Server Division         Kanagawa             208      Mainframes
    Refrigeration & Air Conditioning   Tochigi            1,106      Refrigerators, Air conditioners
      Division
    Telecommunication Systems          Kanagawa             271      Telecommunications equipment
      Division

Subsidiaries:
    Hitaka Works                       Ibaraki, etc.      1,049      Electronic materials and components
    (Hitachi Cable, Ltd.)
    Yasugi Works                       Shimane            1,117      Special steels
    (Hitachi Metals, Ltd.)
    Kyoto Works                        Kyoto                313      Magnetic recording media
    (Hitachi Maxell, Ltd.)
    Head Office                        Tokyo                211                             -
    (Hitachi Building Systems
    Co., Ltd.)
    Tsuchiura Operations Group         Ibaraki, etc.      5,460      Hydraulic excavators
    (Hitachi Construction Machinery
    Co., Ltd.)
    Tsuchiura Works                    Ibaraki              562      Electronic materials and components
    (Hitachi Cable, Ltd.)
    Densen Works                       Ibaraki              123      Electronic materials and components
    (Hitachi Cable, Ltd.)
    Shimodate Works                    Ibaraki              434      Electronic materials and components
    (Hitachi Chemical Co., Ltd.)
    Head Office                        Tokyo                  2                             -
    (Hitachi High-Technologies
    Corporation)
    Yamazaki Works                     Ibaraki              741      Electronic materials and components
    (Hitachi Chemical Co., Ltd.)

            Name                        Location          Area        Principal products
            ----                        --------          ----        ------------------
                                                    (thousands of
                                                     square meters)
Overseas Subsidiaries:
    Hitachi Metals America, Ltd.       New York,          2,889      Automotive components
                                       U.S.A., etc.
    Hitachi Semiconductor              Landshut,             63      Semiconductors
      (Europe) GmbH                    Germany
    Hitachi Computer Products          Binan,                83      Magnetic disks
      (Asia) Corp.                     Philippines

Regarding the plan of capital investment for the fiscal year ending March 31, 2003, see "A. History and Development of the Company" in this Item.

Item 5. Operating and Financial Review and Prospects

A.   Operating Results

Overview

Hitachi provides highly diversified products and services and conducts business throughout the world. Hitachi's results of operations therefore are affected by various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in Hitachi's main market sectors.

In fiscal 2001, the Japanese economy continued to weaken under the pressure of sluggish consumer spending, a decline in private-sector plant and equipment investment, and cutbacks in public-sector spending. Japan's GDP grew 1.9% in fiscal 1999 and 1.7% in fiscal 2000, and declined by 1.3% in fiscal 2001.

The pace of economic activity also slowed in the United States, Europe and other parts of Asia mainly due to a worldwide slowdown in IT industry.

In fiscal 2001, overseas sales, a significant part of which are denominated in U.S. dollars, were 32% of net sales. During fiscal 2001, the Company and its domestic subsidiaries' receipts in U.S. dollars exceeded their payments in U.S. dollars by approximately $4 billion. During fiscal 2001, the average exchange rate of U.S. dollars applied by the Company and its subsidiaries in converting income and expense items to Japanese yen was JPY 124 compared to JPY 112 in fiscal 2000. See "Fiscal 2001 Compared with Fiscal 2000." Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange fluctuations, when Hitachi believes it is appropriate, Hitachi seeks to manufacture outside Japan and procure materials and parts locally. For additional information regarding foreign currency fluctuations, see "Item 4. Information on the Company - B. Business Overview - Sales and Distribution."

The business circumstances surrounding Hitachi have been increasingly challenging. Some of its businesses are in stagnant industries. In addition, globalization of markets and commoditization of electronic products are making price competition in the business sectors in which Hitachi is engaged increasingly intense. However, Hitachi's ability to close or sell unprofitable businesses is limited, including due to the underdeveloped M&A market in Japan and the importance of preserving customer goodwill. A high portion of Hitachi's manufacturing is done domestically, which means that a strengthening of the yen reduces Hitachi's cost competitiveness. Hitachi is responding to these circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic allocation of its manufacturing facilities.

In November 1999, Hitachi launched a medium-term business plan ending in March 2003 which places more emphasis on providing services and systems for customers leveraging Hitachi's accumulated knowledge and information technology. Among the initiatives included in this plan are expansion of internet-based solutions businesses, prioritizing management resources in the solutions and leading-edge devices business sectors, and reorganization and consolidation of business operations to improve efficiency.

In the face of the difficult business environment, during fiscal 2001, Hitachi implemented management measures to raise management efficiency and strengthen competitiveness. The measures include the withdrawal from unprofitable businesses such as cathode ray tubes for PC monitors, the reorganization and streamlining of production bases and facilities for semiconductors and digital media products operations, and the introduction of an early retirement benefits program. In addition, Hitachi has accelerated the pace of certain corporate projects, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets.

Hitachi's net sales did not change substantially in fiscal 1999, rose 5% in fiscal 2000, and decreased 5% in fiscal 2001 on a year-on-year basis, respectively. Hitachi posted net income of JPY 17 billion in fiscal 1999, net income of JPY 104 billion in fiscal 2000, and a net loss of JPY 484 billion in fiscal 2001.

The analysis of sales by industry and geographic segment which follows is based on the information presented in "Item 4. Information on the Company - B. Business Overview - Segment Information." Hitachi has changed the industry segment classification starting from the fiscal year ended March 31, 2002. Accordingly, results of operations by industry segment for the preceding fiscal year have been restated on the basis of the new classification.


Fiscal 2000 Compared with Fiscal 1999

Hitachi's net sales in fiscal 2000 were JPY 8,417 billion, an increase of 5% from the preceding fiscal year. Overseas sales rose 12% over the same period, to JPY 2,626 billion.

Sales in Information & Telecommunication Systems increased 1% from the preceding fiscal year. Large-capacity storage systems turned in strong results, especially overseas, while mainframe computers experienced a setback in sales as the Company decided to shift its focus from mainframes to storage systems in overseas markets. Software, systems integration and other service operations performed well. Sales in Electronic Devices rose 15% from the preceding fiscal year. In this segment, semiconductors posted higher sales thanks to brisk demand for products used in mobile communications and other information system equipment, while TFT liquid crystal display sales declined owing to falling prices. In Power & Industrial Systems, sales increased 8% from the preceding fiscal year. The increase in sales was attributable to thermal power systems as well as demand for turbines for the U.S. market. Digital Media & Consumer Products sales increased 3% from the preceding fiscal year. Although room air conditioner sales were sluggish, sales of refrigerators and washing machines made a good showing. Computer tapes advanced but data storage media in general were held back by falling prices. In High Functional Materials & Components, sales rose 9% from the preceding fiscal year owing to strong demand for materials and components for semiconductors and liquid crystal displays. Sales in Logistics, Services & Others showed an improvement of 18% from the preceding fiscal year due to the strong performances of overseas sales companies, especially in the area of information system products. Sales in Financial Services rose 12% from the preceding fiscal year due to the sound performances of leasing business and retail business.

An analysis by geographic segment shows that sales of companies in Japan increased 5% from the preceding fiscal year due to good results centered on the information system and electronic sectors. Sales of companies in Asia rose 26% from the preceding fiscal year thanks to strong showings by semiconductors and personal computer-related products. Companies in North America achieved an increase of 21% in sales from the preceding fiscal year, largely on the strength of good showings by semiconductors and large-capacity storage systems. Sales of companies in Europe increased 3% from the preceding fiscal year due to the solid performance of semiconductors for mobile communications equipment. Sales of companies in Other Areas increased 8% from the preceding fiscal year.

Interest income decreased 8% from the preceding fiscal year, to JPY 32 billion. Dividends received amounted to JPY 10 billion. Other income amounted to JPY 28 billion, including the net gain on securities in the amount of JPY 9 billion, JPY 16 billion of gross realized gains on contributions of available-for-sale securities to pension fund trusts and JPY 3 billion of equity in earnings of affiliated companies.

As a result of the foregoing, total revenues in fiscal 2000 amounted to JPY 8,487 billion, an increase of 5% from the preceding fiscal year.

The cost of sales during fiscal 2000 amounted to JPY 6,155 billion, up 4% from the preceding fiscal year. The ratio of cost of sales to net sales declined 1% from the preceding fiscal year, to 73%. Selling, general and administrative expenses amounted to JPY 1,920 billion, approximately the same as the preceding fiscal year, which was 23% of net sales.

Other deductions amounted to JPY 30 billion, which included a restructuring charge of JPY 9 billion, primarily related to reorganization and streamlining of domestic and overseas operations in Digital Media & Consumer Products and Power & Industrial Systems.

As a result of the foregoing, total costs and expenses in fiscal 2000 amounted to JPY 8,163 billion, an increase of 2% from fiscal 1999.

Income before income taxes and minority interests amounted to JPY 324 billion and net income came to JPY 104 billion.

Assuming no change in sales volume or other conditions, foreign exchange rate fluctuations are estimated to have decreased Hitachi's fiscal 2000 income by JPY 4 billion. Regarding the effect of foreign exchange rate fluctuations on Hitachi's results, see "Item 4. Information on the Company - B. Business Overview - Sales and Distribution."


Fiscal 2001 Compared with Fiscal 2000

Hitachi's net sales in fiscal 2001 were JPY 7,994 billion, a decrease of 5% from the preceding fiscal year. Overseas sales declined 3% over the same period, to JPY 2,549 billion.

Sales in Information & Telecommunication Systems rose 2%, to JPY 1,830 billion, from the preceding fiscal year primarily as a result of increased sales of software, systems integration and other services as well as an increase in sales of large-capacity storage systems partially offset by a decrease in sales of telecommunications equipment due to weak demand by telecommunications carriers. Sales in Electronic Devices dropped 26%, to JPY 1,487 billion, from the preceding fiscal year primarily due to a sharp decline in sales of semiconductors owing to a sluggish demand for personal computers and mobile communications equipment as well as falling prices and, to a lesser degree, due to a decline in sales of liquid crystal displays owing primarily to falling prices. Sales in Power & Industrial Systems declined 2%, to JPY 2,267 billion, from the preceding fiscal year primarily due to a decrease in sales of construction machinery and industrial equipment partially offset by an increase in sales of nuclear power systems owing to the delivery of large orders. Sales in Digital Media & Consumer Products rose 11%, to JPY 1,171 billion, from the preceding fiscal year primarily due to an increase in sales of optical storage drives owing to the establishment of a consolidated subsidiary jointly with LG Electronics Inc. of the Republic of Korea. Sales of air conditioners remained largely unchanged from the preceding fiscal year, while sales of refrigerators and washing machines dropped due to a decrease in volumes of and prices for such products. Sales in High Functional Materials & Components declined 15%, to JPY 1,250 billion, from the preceding fiscal year primarily due to a decrease in sales of materials and components for semiconductors, liquid crystal displays and mobile communications equipment owing primarily to weak demand for such products. Sales in Logistics, Services & Others declined 11%, to JPY 1,431 billion, from the preceding fiscal year primarily due to a decrease in sales by consolidated subsidiaries of semiconductors and liquid crystal displays as well as a decrease in sales of logistics services. Sales in Financial Services declined 4%, to JPY 567 billion, from the preceding fiscal year primarily due to the slow pace of the semiconductor manufacturing equipment leasing business and stagnant demand for personal financial services.

An analysis by geographic segment shows that sales of the Company and its consolidated subsidiaries located in Japan dropped 9%, to JPY 7,027 billion, from the preceding fiscal year primarily due to decreased demand in the semiconductor and liquid crystal display markets. Sales of consolidated subsidiaries of the Company located in Asia (other than Japan) declined 1%, to JPY 956 billion, from the preceding fiscal year primarily owing to flagging demand for semiconductors and liquid crystal displays. Sales of consolidated subsidiaries of the Company located in North America declined 4%, to JPY 876 billion, from the preceding fiscal year primarily due to a decrease in sales of semiconductors and IT products partially offset by an increase in sales of thermal power station equipment. Sales of consolidated subsidiaries of the Company located in Europe dropped 6%, to JPY 397 billion, from the preceding fiscal year primarily due to a decrease in sales of semiconductors and liquid crystal displays. Sales of consolidated subsidiaries of the Company located in Other Areas increased 9%, to JPY 59 billion, from the preceding fiscal year.

Interest income dropped 31% from the preceding fiscal year, to JPY 22 billion. Dividends received decreased 36% from the preceding fiscal year, to JPY 6 billion, mainly due to the lower dividend payment by companies in which Hitachi invests, including due to weak business performance of certain of those companies. Other income amounted to JPY 7 billion compared to JPY 28 billion in the preceding fiscal year, which included net gain on securities in the amount of JPY 9 billion, JPY 16 billion of gross realized gains on contributions of available-for-sale securities to pension fund trusts and JPY 3 billion of equity in earnings of affiliated companies.

As a result of the foregoing, Hitachi's total revenues in fiscal 2001 amounted to JPY 8,030 billion, a decrease of 5% from the preceding fiscal year.

Hitachi's cost of sales during fiscal 2001 amounted to JPY 6,184 billion, approximately the same as the preceding fiscal year. The ratio of cost of sales to net sales increased 4% from the preceding fiscal year, to 77%, due to a drop in net sales. Selling, general and administrative expenses amounted to JPY 1,927 billion, approximately the same as the preceding fiscal year, which was 24% of net sales.

Interest charges dropped 22% from the preceding fiscal year, to JPY 46 billion. Other deductions increased significantly, to JPY 459 billion, from JPY 30 billion in the preceding fiscal year primarily due to restructuring charges of JPY 140 billion, a cost of JPY 185 billion primarily for special termination benefits and a net loss on securities in the amount of JPY 81 billion. Equity in earnings of affiliated companies included in other deductions posted a net loss of JPY 36 billion primarily due to the poor results by affiliated companies engaged in semiconductor business. The restructuring charges are primarily associated with the restructuring of telecommunication systems business mainly in North America, the withdrawal from cathode ray tubes business for personal computers, the realignment of the semiconductor business, the reorganization of the overseas television manufacturing plants and sales network, and the disposal of property, plant and equipment for IT related materials and components.

As a result of the foregoing, total costs and expenses in fiscal 2001 amounted to JPY 8,616 billion, an increase of 6% from fiscal 2000.

A loss before income taxes and minority interests in fiscal 2001 amounted to JPY 586 billion compared to income before income taxes and minority interests of JPY 324 billion in the preceding fiscal year. A net loss in fiscal 2001 came to JPY 484 billion compared to net income of JPY 104 billion in the preceding fiscal year.

Assuming no change in sales volume or other conditions, foreign exchange rate fluctuations are estimated to have increased Hitachi's fiscal 2001 income by JPY 59 billion, compared to a decrease by JPY 4 billion in fiscal 2000, primarily due to the depreciation of yen. Regarding the effect of foreign exchange rate fluctuations on Hitachi's results, see "Item 4. Information on the Company - B. Business Overview - Sales and Distribution."

B.   Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 1999 to fiscal 2001. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi's internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both directly from the capital markets and indirectly from Japanese and international commercial banks.

Net cash provided by operating activities was JPY 483 billion in fiscal 2001, a decrease of JPY 53 billion from the preceding fiscal year. The decrease was produced chiefly by posting a large net loss partially offset by the reduction in receivables and inventories under a project aimed at improving turnover of assets.

Net cash used in investing activities was JPY 273 billion, JPY 371 billion and JPY 436 billion in fiscal 2001, 2000 and 1999, respectively. Cash flows for capital expenditures during the same years were JPY 875 billion, JPY 996 billion and JPY 577 billion. The increase in capital expenditures in fiscal 2000 reflects aggressive investment in the information systems and electronics field and consolidation of Hitachi Leasing, Ltd., which had been an affiliate of the Company, and the decrease in fiscal 2001 reflects curbs on expenditures in the semiconductor field. Management's policy is that capital investment is financed primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets. Management has implemented more selective capital expenditures for recent years in order to conserve capital while maintaining the ability to grow in the competitive markets. As of March 31, 2002, Hitachi's capital commitments for the purchase of property, plant and equipment amounted to JPY 38 billion.

Financing activities produced net cash of JPY 126 billion in fiscal 1999, which shifted to net cash outflow of JPY 160 billion in fiscal 2000 and net cash outflow of JPY 578 billion in fiscal 2001. This was chiefly due to Hitachi's efforts to reduce interest-bearing debt by improving the cash management within the Company and its subsidiaries. In fiscal 2001, proceeds from long-term debt amounted to JPY 573 billion, an increase of JPY 55 billion from fiscal 2000, while payments on long-term debt amounted to JPY 743 billion, an increase of JPY 101 billion from fiscal 2000.

Hitachi relies for its liquidity principally on cash and other working capital as well as bond issuances, bank loans and other uncommitted sources of financing. While Hitachi has maintained committed facilities for issuing commercial paper in the U.S. market, the aggregate amount of such facilities is limited.

At the end of fiscal 2001, the total of short-term debt and long-term debt amounted to JPY 2,998 billion, a decrease of JPY 495 billion from at the end of fiscal 2000. Short-term debt totaled JPY 834 billion, consisting of borrowings mainly from banks and commercial paper. Long-term debt was JPY 1,798 billion, mainly consisting of debentures, convertible debentures and loans principally from banks and insurance companies. Current installments of long-term debt came to JPY 366 billion. Hitachi's debt is not significantly affected by seasonal factors. For further details including the maturity and interest rates, see note
(9) to the consolidated financial statements.

In fiscal 2001, these activities and the effect of foreign exchange rate fluctuations decreased cash and cash equivalents by JPY 352 billion from fiscal 2000. Cash and cash equivalents at the end of fiscal 2001 amounted to JPY 1,029 billion, about 70% of which were held in Japanese yen while the remainder of which were mainly held in U.S. dollars. Short-term investments, the change of which is classified as investing activities, are considered as an immediately available source of funds. Short-term investments at the end of fiscal 2001 amounted to JPY 179 billion, a decrease of JPY 255 billion from at the end of fiscal 2000. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2001 was JPY 1,208 billion, a decrease of JPY 607 billion from at the end of fiscal 2000.

Management believes that Hitachi's current financial position as indicated by these figures is adequate for Hitachi's business operations, and is seeking to ensure that the level of liquidity and the access to capital resources be maintained in order to successfully conduct its future operations in highly competitive markets.

For financial instruments and derivative financial instruments, see notes (20) and (22) to the consolidated financial statements.

The following tables show Hitachi's contractual obligations and other commercial commitments as of March 31, 2002.

                                                 Payments due by period
                              ---------------------------------------------------------------
                                           Less than                                   After
Contractual obligations         Total        1 year      1-3 years      4-5 years     5 years
---------------------------------------------------------------------------------------------
                                                    (Millions of yen)
Long-term debt                2,153,094     362,916       959,901        511,098      319,179
Capital lease obligations        11,292       3,167         4,446          1,391        2,288
Operating leases                 31,630       8,938         8,781          5,169        8,742
---------------------------------------------------------------------------------------------


Other commercial commitments                       Total
--------------------------------------------------------------
                                             (Millions of yen)
Lines of credit                                   677,736
Purchase of property, plant and equipment          37,818
Trade notes discounted and endorsed                36,514
Guarantees                                        545,239
--------------------------------------------------------------

See note (15) to the consolidated financial statements.

Off-balance Sheet Arrangements

Hitachi uses off-balance sheet Special Purpose Entities (SPE) to securitize and sell certain trade and lease receivables. The purpose of such securitization transactions is to enable Hitachi to access the capital markets for liquidity.

In these securitizations, trade and lease receivables are sold to the SPE which are in turn packaged mainly into asset-backed commercial papers by the SPE for sale to third party investors. In certain securitizations, the SPE require Hitachi to retain subordinated residual interests to the investors. These retained subordinated residual interests are not material. The SPE and the investors have no recourse to Hitachi when there are failures by the debtors of trade and lease receivables to pay when due. Accordingly, Hitachi's contingent liability exposure is limited to the retained subordinated residual interests.

No officers, directors or employees of Hitachi have any investments in the SPE. The SPE meet the accounting criteria for off-balance sheet treatment and are not consolidated under generally accepted accounting principles.

The amount of off-balance sheet arrangements as of March 31, 2002 is as follows:

                                      March 31
                                  -----------------
                                        2002
---------------------------------------------------
                                  (Millions of yen)
Securitized lease receivables          239,501
Securitized trade receivables          186,657
---------------------------------------------------
Total                                  426,158
---------------------------------------------------


C.   Research and Development

Viewing research and development (R&D) activity as a key investment for the future, Hitachi conducts its R&D in broad areas from materials to production technology. Hitachi focuses on basic R&D with a long-term vision but also strives to harvest benefits by introducing new products.

Hitachi's R&D expenditures amounted to JPY 432 billion in fiscal 1999, JPY 436 billion in fiscal 2000 and JPY 415 billion in fiscal 2001. The ratio of R&D expenditures to net sales remained at approximately 5% over these three years.

Hitachi is seeking growth in the Information & Telecommunication Systems segment and the Electronic Devices segment and recognizes the importance of these segments as a source of new technologies that can be applied to other segments. Therefore, Hitachi puts emphasis on these segments in distributing R&D resources. In fiscal 2001, expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 33% and 28% of total R&D expenditures, respectively.

To achieve higher efficiency, Hitachi has reinforced the link between R&D activities and marketing activities under the control of each business operation while the focus on long-term research is maintained at independent corporate laboratories. Hitachi's global R&D activities include cooperation with universities and companies in the U.S. and Europe.


D.   Trend Information

In fiscal 2001, Hitachi's business results significantly deteriorated due primarily to global economic slowdowns and worldwide decline in demand for IT-related products. In the face of the difficult business environment, during fiscal 2001, Hitachi implemented management measures to raise management efficiency and strengthen competitiveness. The measures include the withdrawal from unprofitable businesses such as cathode ray tubes for PC monitors, the reorganization and streamlining of production bases and facilities for semiconductors and digital media products operations, and the introduction of an early retirement benefits program. Although the Japanese economy is unlikely to stage any significant recovery for a while and an upturn in the U.S. economy is uncertain, Hitachi expects its business results for the fiscal year ended March 31, 2003 will improve from the preceding fiscal year due to those measures.

Factors that could cause actual results to differ materially from those expected or implied in any forward-looking statements in this section include, but are not limited to, rapid and significant declines in product prices and uncertainty as to Hitachi's ability to implement restructuring measures. In addition, see "Cautionary Statement" on page 2 for other examples of factors that could cause actual results to differ materially from those expected.

E.   Critical Accounting Policies

The preparation of the consolidated financial statements of the Company in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following accounting policies require significant management judgments and estimates.


Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets held and used, and intangible assets that do not have indefinite useful lives whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The initial impairment review is performed using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets.


Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives acquired after June 30, 2001 are not amortized but are reviewed for impairment in accordance with Accounting Principles Board Opinion (APB) No. 17 and Statement of Financial Accounting Standards (SFAS) No. 121. Subsequent to adoption of SFAS No. 142 on April 1, 2002, all goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on various assumptions including forecasted operational results set forth in the Company's authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge.


Deferred tax assets

In assessing the realizability of the deferred tax assets, the management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of the Company's deferred tax assets is dependent on the generation of future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, management believes that it is more likely than not that the Company will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2002. However, the amount of deferred tax assets may be different if the changes in estimated future taxable income during the carry forward periods are not realized as originally expected.


Retirement benefits

The Company has a significant amount of employee retirement benefit costs which are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, disablement and retirement, changes in compensation, discount rate and expected return on plan assets. The Company is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. The Company determines the discount rate by looking to available information about rates implicit in return on high-quality fixed-income governmental and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. A decrease in the expected return on plan assets would increase the pension benefit obligation. Changes in the key assumptions may have a material effect on the Company's financial position and results of operations. Management believes that estimation of the key assumptions is reasonable under the various underlying factors.


Allowance for doubtful accounts

The Company is required to estimate the collectibility of its notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer which includes factors such as business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment. Any deterioration in customer credit rating may adversely affect net income.


Investments in securities

The Company holds various investments in securities and equity method investments. A decline in fair value of securities and equity method investments below carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Management regularly reviews each investment in security and equity method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds market value, the duration of that market decline and the financial condition of and specific prospects of the issuer.


F.   New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for business combinations completed after June 30, 2001. SFAS No. 142 will require goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS No. 141 requires the Company to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassification in order to conform with the new requirement for recognition apart from goodwill at the date of transition. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by June 30, 2002.

In addition, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. Any impairment loss resulting from the adoption will be measured and recognized as the cumulative effect of a change in accounting principle in the first interim period. SFAS No. 141 did not have a material effect on the Company's consolidated financial position or results of operations. The adoption of SFAS No. 142 is not expected to have a material impact on the consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived

Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," with respect to the accounting for the impairment or disposal of long-lived assets and (b) APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company is required to adopt the provisions of SFAS No. 144 for the fiscal year beginning April 1, 2002. Management does not anticipate a material effect on the Company's financial position or results of operations to result from the adoption of this statement.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not anticipate the adoption of this statement to have a material effect on the Company's financial position or results of operations on the date of adoption.

Item 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

Set forth below are the names of the Company's Directors and Corporate Auditors as of September 1, 2002. All Directors except Mr. Isao Ono and Mr. Masaharu Sumikawa were elected at the Company's general meeting of shareholders held on June 27, 2001. Mr. Isao Ono and Mr. Masaharu Sumikawa were elected at the Company's general meeting of shareholders held on June 26, 2002. Two Corporate Auditors, Mr. Makoto Murata and Mr. Michio Mizoguchi, both qualified to be an outside auditor, were elected at the Company's general meeting of shareholders held on June 28, 2000. The other Corporate Auditors were elected at the Company's general meeting of shareholders held on June 27, 2001.

     Name                Current position and principal
     ----                 position outside the Company                     Brief personal history
(Date of birth)          ------------------------------                    ----------------------
Tsutomu Kanai          Representative Director              5/1958   Joined Hitachi, Ltd.
(Feb. 26, 1929)        Chairman of the Board and Director   6/1985   Group Executive, Power Group
                                                                     Executive Managing Director
                                                            6/1987   Senior Executive Managing Director
                                                            6/1989   Executive Vice-President and Director
                                                            6/1991   President and Director
                                                            4/1999   Chairman of the Board and Director

Etsuhiko Shoyama       Representative Director              4/1959   Joined Hitachi, Ltd.
(Mar. 9, 1936)         President and Director               6/1991   General Manager, Consumer Electronics
                                                                     Division
                                                                     Director
                                                            6/1993   Executive Managing Director
                                                            6/1995   Senior Executive Managing Director
                                                            6/1997   Executive Vice-President and Director
                                                            4/1999   President and Director

Yoshiki Yagi           Representative Director              4/1960   Joined Hitachi, Ltd.
(Feb. 27, 1938)        Executive Vice President and         6/1988   General Manager, Accounting Controls Dept.
                       Director                             6/1991   Director
                                                            6/1993   Executive Managing Director
                                                            6/1997   Senior Executive Managing Director
                                                            4/1999   Executive Vice President and Director

Yoshiro Kuwata         Representative Director              6/1961   Joined Hitachi, Ltd.
(Sep. 1, 1936)         Executive Vice President and         7/1992   General Manager, Overseas Operations
                       Director                                      Promotion Office
                                                            6/1993   Director
                                                            6/1995   Executive Managing Director
                                                            6/1997   Senior Executive Managing Director
                                                            4/1999   Executive Vice President and Director

Yuushi Samuro          Representative Director              4/1959   Joined Hitachi, Ltd.
(Aug. 7, 1936)         Executive Vice President and         6/1993   General Manager, Information Systems Sales
                       Director                                      Division
                                                                     Director
                                                            6/1995   Executive Managing Director
                                                            4/1999   Executive Vice President and Director

Takashi Kawamura       Representative Director              4/1962   Joined Hitachi, Ltd.
(Dec. 19, 1939)        Executive Vice President and         6/1992   General Manager, Hitachi Works
                       Director                             6/1995   Director
                                                            6/1997   Executive Managing Director
                                                            4/1999   Executive Vice President and Director

     Name                Current position and principal
     ----                 position outside the Company                     Brief personal history
(Date of birth)          ------------------------------                    ----------------------
Kazuo Kumagai          Representative Director              4/1961   Joined Hitachi, Ltd.
(Mar. 2, 1938)         Executive Vice President and         6/1989   Deputy General Manager, Secretary's Office
                       Director                             6/1993   Director
                                                            6/1997   Executive Managing Director
                                                            4/1999   Senior Vice President and Director
                                                            4/2001   Executive Vice President and Director

Kazuo Sato             Senior Vice President and Director   4/1960   Joined Hitachi, Ltd.
(Jul. 3, 1937)                                              6/1993   General Manager, Project Coordination Dept.
                                                            6/1997   Director
                                                            6/1999   Retired from Director
                                                            6/2001   Senior Vice President and Director

Takao Matsui           Senior Vice President and Director   4/1963   Joined Hitachi, Ltd.
(Mar. 18, 1939)        (General Manager, Sales Management   6/1993   General Manager, Kansai Area Operation
                       Division)                            6/1997   Director
                                                            4/1999   General Manager, Sales Management Division
                                                            6/1999   Retired from Director
                                                            6/2001   Senior Vice President and Director

Masaaki Hayashi        Senior Vice President and Director   4/1963   Joined Hitachi, Ltd.
(Dec. 12, 1940)                                             6/1996   General Manager, Data Storage & Retrieval
                                                                     Systems Division
                                                            6/1997   Director
                                                            6/1999   Retired from Director
                                                            6/2001   Senior Vice President and Director

Isao Ono               Senior Vice President and Director   4/1968   Joined Hitachi, Ltd.
(May 23, 1944)         (General Manager, Information        4/2002   General Manager, Information Business Group and
                       Business Group and President &                President & CEO, Information & Telecommunication
                       CEO, Information &                            Systems
                       Telecommunication Systems)           6/2002   Senior Vice President and Director

Masaharu Sumikawa      Senior Vice President and Director   4/1972   Joined Hitachi, Ltd.
(Jul. 2, 1943)         (President, Power & Industrial       2/2002   President, Power & Industrial Systems and CEO,
                       Systems and CEO, Power Systems                Power Systems Operation
                       Operation)                           6/2002   Senior Vice President and Director

Hiroshi Kuwahara       Director                             4/1960   Joined Hitachi, Ltd.
(Nov. 23, 1935)                                             6/1989   General Manager, Industrial Processing
                       Executive member of Council for               Division
                       Science & Technology Policy,                  Director
                       Cabinet Office                       6/1991   Executive Managing Director
                                                            6/1993   Senior Executive Managing Director
                                                            6/1995   Executive Vice-President and Director
                                                            6/1999   Vice Chairman of the Board and Director
                                                            1/2001   Director
                                                                     Executive member of Council for Science &
                                                                     Technology Policy, Cabinet Office

     Name                Current position and principal
     ----                 position outside the Company                    Brief personal history
(Date of birth)          ------------------------------                   ----------------------
Katsukuni Hisano       Director                             4/1962   Joined Hitachi, Ltd.
(Mar. 2, 1940)                                              6/1995   General Manager, Hitachi Works
                       President & CEO, UNISIA JECS         6/1997   Director
                       CORPORATION                          4/1999   Senior Vice President and Director
                                                            6/2002   Director
                                                                     President & CEO, UNISIA JECS CORPORATION

Shigemichi Matsuka     Corporate Auditor                    4/1961   Joined Hitachi, Ltd.
(May 19, 1937)                                              6/1989   General Manager, Omika Works
                                                            6/1991   Director
                                                            6/1993   Executive Managing Director
                                                            6/1997   Senior Executive Managing Director
                                                            4/1999   Executive Vice President and Director
                                                            4/2001   Director
                                                            6/2001   Corporate Auditor

Tadashi Ishibashi      Corporate Auditor                    4/1962   Joined Hitachi, Ltd.
(Apr. 16, 1938)                                             8/1993   General Manager, Electron Tube & Devises
                                                                     Division
                                                            6/1995   Director
                                                            6/1997   Executive Managing Director
                                                            4/1999   Senior Vice President and Director
                                                            4/2001   Director
                                                            6/2001   Corporate Auditor

Kotaro Muneoka         Corporate Auditor                    4/1964   Joined Hitachi, Ltd.
(Oct. 30, 1940)                                             6/1997   General Manager, Corporate Personnel &
                                                                     Education Dept.
                                                                     Director
                                                            4/1999   Senior Vice President and Director
                                                            4/2001   Director
                                                            6/2001   Corporate Auditor

Makoto Murata          Corporate Auditor                    3/1987   President and Representative Director, Showa
(Dec. 26, 1926)                                                      Denko K.K.
                       Adviser, Showa Denko K.K.            3/1997   Chairman of the Board and Representative
                                                                     Director, Showa Denko K.K.
                                                            6/2000   Corporate Auditor, Hitachi, Ltd.
                                                            3/2001   Adviser, Showa Denko K.K.

Michio Mizoguchi       Corporate Auditor                    11/1990  Ambassador to Canada
(Oct. 31, 1929)                                             3/1993   Standing Adviser, Kajima Corporation
                       Standing Adviser, Kajima             6/2000   Corporate Auditor, Hitachi, Ltd.
                       Corporation

There are no family relationships between any Director or Corporate Auditor and any other Director or Corporate Auditor of the Company.


B.   Compensation

The aggregate amount of compensation, including bonuses but excluding retirement allowances, paid by Hitachi during the year ended March 31, 2002 to all Directors and Corporate Auditors of the Company who served during that year was JPY 838 million.

In accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted at a general meeting of shareholders for approval. After the shareholders' approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors and the Board of Corporate Auditors and generally reflects his position at the time of retirement, the length of his service as a Director or Corporate Auditor and the retiring member's contribution to the Company's performance. The Company does not set aside reserves for such retirement payments.

In June 2000, the ordinary general meeting of shareholders of the Company approved a stock option plan under which rights to subscribe for 527,000 shares were granted to 14 Directors and 57 employees including Senior Corporate Officers, Corporate Officers, Managing Officers and Corporate Fellows. The exercise price of the rights is JPY 1,451 per share and the rights are exercisable from July 27, 2001 until July 26, 2005.

In June 2001, the ordinary general meeting of shareholders of the Company approved another stock option plan under which rights to subscribe for 1,090,000 shares were granted to 13 Directors and 64 employees including Senior Corporate Officers, Corporate Officers, Managing Officers and Corporate Fellows. The exercise price of the rights is JPY 1,270 per share and the rights are exercisable from August 4, 2002 until August 3, 2006. See note (24) to the consolidated financial statements.


C.   Board Practices

The Company's Articles of Incorporation provide for a Board of Directors of not more than 40 members and for a maximum of seven Corporate Auditors. All Directors and Corporate Auditors are elected at a general meeting of shareholders. The term of office of Directors is for two years and that of Corporate Auditors is for three years. However, the term of office of a Director who has newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office. The term of office of a Corporate Auditor elected to fill a vacancy created by the retirement of another Corporate Auditor before the expiration of his term of office shall expire at the time the term of office of the retired Corporate Auditor would have expired. Directors and Corporate Auditors may serve any number of consecutive terms.

The Board of Directors has ultimate responsibility for administration of the Company's affairs. From among its members, the Board of Directors must appoint a President, who shall also be a Representative Director, and may appoint a Chairman of the Board, a Vice Chairman of the Board, Executive Vice Presidents, Senior Vice Presidents and Executive Managing Directors. The Board of Directors may also appoint one or more additional Representative Directors. A Representative Director has authority to represent the Company generally in the conduct of its affairs. The Chairman of the Board, the President and all the Executive Vice Presidents are currently Representative Directors of the Company.

The Corporate Auditors of the Company are not required to be and are not certified public accountants. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company's affairs. They shall participate in meetings of the Board of Directors and shall state opinions when necessary, but are not entitled to vote.

The Corporate Auditors may not at the same time be Directors, managers or employees of the Company or of any of its subsidiaries. Pursuant to the Japanese Commercial Code, the Company is required to have not less than three Corporate Auditors, at least one of which shall be an "outside auditor." An outside auditor must be a person who has not been a director, manager or employee of the company or any of its subsidiaries for the past five years.

Pursuant to the amended Commercial Code, effective on May 1, 2002, and the Company's Articles of Incorporation, the Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act as provided in Article 266, paragraph 1, item 5 of the Commercial Code to the extent as provided in laws or regulations. In addition, the Company may enter into an agreement with any outside Director to limit liabilities of such Director in respect of any act as provided in
Article 266, paragraph 1, item 5 of the Commercial Code to the aggregate amount as provided in the items of paragraph 19 of Article 266 of the Commercial Code. The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities to the extent as provided in laws or regulations.


D.   Employees

The following table shows the number of full-time employees of Hitachi by industry segment as of March 31, 2000, 2001 and 2002.

                                                      Year ended March 31
                                                ---------------------------------
                                                  2000        2001         2002
                                                  ----        ----         ----
Information & Telecommunication Systems          66,296      65,864        68,381
Electronic Devices                               49,090      50,152        42,216
Power & Industrial Systems                       76,005      74,935        72,250
Digital Media & Consumer Products                36,445      37,389        33,742
High Functional Materials & Components           58,469      57,101        52,720
Logistics, Services & Others                     31,426      31,124        30,197
Financial Services                                3,362       4,012         4,184
Corporate                                         2,734       3,320         3,299
                                                -------     -------       -------
    Total                                       323,827     323,897       306,989
                                                =======     =======       =======

The activities of the Hitachi Workers Union and those unions representing the employees of certain domestic subsidiaries are organized under the Federation of Hitachi Group Workers Union. Each company has a collective bargaining agreement with its workers union. Under the agreements, all employees of the Company and its domestic subsidiaries that have labor unions, except management and a limited number of other employees, must become union members. The collective bargaining agreements are customarily for two-year terms and the present provisions, other than those relating to wages, extend to March 31, 2004. Hitachi considers its relations with the labor unions to be excellent and there have been no significant strikes or labor disputes in recent years.

E.   Share Ownership

The following table shows the number of shares owned by the Directors and Corporate Auditors of the Company as of June 26, 2002. The total amount is 0.01% of total shares issued.

     Name                         Position                                Number of shares owned
     ----                         --------                                ----------------------
Tsutomu Kanai             Chairman of the Board and Director                       56,500
Etsuhiko Shoyama          President and Director                                   42,000
Yoshiki Yagi              Executive Vice President and Director                    40,250
Yoshiro Kuwata            Executive Vice President and Director                    19,700
Yuushi Samuro             Executive Vice President and Director                    20,000
Takashi Kawamura          Executive Vice President and Director                    18,000
Kazuo Kumagai             Executive Vice President and Director                    20,000
Kazuo Sato                Senior Vice President and Director                       25,050
Takao Matsui              Senior Vice President and Director                       16,200
Masaaki Hayashi           Senior Vice President and Director                       22,150
Isao Ono                  Senior Vice President and Director                       15,000
Masaharu Sumikawa         Senior Vice President and Director                       14,000
Hiroshi Kuwahara          Director                                                 22,600
Katsukuni Hisano          Director                                                 15,000
Shigemichi Matsuka        Corporate Auditor                                        25,000
Tadashi Ishibashi         Corporate Auditor                                        17,000
Kotaro Muneoka            Corporate Auditor                                        19,000
Makoto Murata             Corporate Auditor                                         3,150
Michio Mizoguchi          Corporate Auditor                                         5,000
                                                                                  -------
    Total                                                                         415,600
                                                                                  =======

Regarding the Company's stock option plan, see "B. Compensation" in this Item.

Hitachi Employees' Shareholding Association owned approximately 82,218 thousand shares as of March 31, 2002, which amounted to 2.5% of total shares issued. The Association is consisted of employees of the Company and certain of its subsidiaries. The application to the Association is voluntary.


Item 7. Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding Common Stock as of March 31, 2002.

                                                                                                  Percent
  Title of class                     Name                          Number of shares owned        of class
  --------------                     ----                          ----------------------        --------
                                                                      (thousand shares)
Common Stock             Japan Trustee Services Bank, Ltd.                 175,867                 5.3%

Major shareholders of Hitachi, Ltd. do not have different voting rights.

As of March 31, 2002, approximately 12.4% of the Company's Common Stock was owned by 207 United States shareholders as a whole, including the Depositary's nominee as one shareholder of record, the percentage ownership of which was about 3.8%.

Hitachi is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of Hitachi, there are no arrangements, the operation of which may at a subsequent date result in a change in control of Hitachi.


B.   Related Party Transactions

No loans have been extended to Directors or Corporate Auditors of the Company other than loans from a subsidiary coducting financial services in the normal course of business, on normal commercial terms and conditions.


Item 8. Financial Information

A.   Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See "Item 17. Financial Statements."


Legal Proceedings

The Company and certain of its subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business. However, based upon the information currently available to Hitachi, management of the Company does not expect those legal proceedings and claims to have a material effect on Hitachi's financial condition or results of operations.


Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing the information systems and electronics and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and dividends, with appropriate consideration of the Company's financial condition and results of operations.

The Company paid a dividend of JPY 3 per share for fiscal 2001.


B.   Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this report.


Item 9. The Offer and Listing

A.   Offer and Listing Details

The primary market for the Company's Common Stock is the Tokyo Stock Exchange (the "TSE"). The Common Stock is traded on the First Section of the TSE and is also listed on four other Japanese stock exchanges: Osaka, Nagoya, Fukuoka and Sapporo. In addition, the Company's Common Stock is listed on Euronext Amsterdam, the Frankfurt Stock Exchange, the Luxembourg Stock Exchange and Euronext Paris. In the United States, the Company's American Depositary Shares ("ADSs") are listed and traded on the New York Stock Exchange (the "NYSE") in the form of American Depositary Receipts ("ADRs"). There may from time to time be a differential between the Common Stock's price on exchanges outside the United States and the market price of the ADSs in the United States.

ADRs are issuable pursuant to the Deposit Agreement dated July 9, 1963, as amended and restated on March 6, 1981 and as further amended on February 17, 1982 (the "Deposit Agreement"), among Hitachi, Ltd., Citibank, N.A. as Depositary (the "Depositary"), and the holders of ADRs. Each ADR evidences ADSs, each representing 10 shares of Common Stock deposited under the Deposit Agreement with The Fuji Bank, Limited, Tokyo, or The Industrial Bank of Japan, Limited, Tokyo, as agents of the Depositary, or any successor or successors to such agent or agents. On April 1, 2002, all the rights, liabilities and obligations of The Fuji Bank, Limited and The Industrial Bank of Japan, Limited under the Deposit Agreement were succeeded by Mizuho Corporate Bank, Ltd.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices of the Company's ADSs on the NYSE.

                                      Tokyo Stock Exchange           New York Stock Exchange
                                        Price Per Share                Price Per American
                                        of Common Stock                 Depositary Share
                                        ---------------                 ----------------
                                             (Yen)                       (U.S. Dollars)
                                      High            Low           High                  Low
                                      ----            ---           ----                  ---
Annual Information
  Fiscal year ended March 31
  --------------------------
    1998                             1,390             877         117.500               67.500
    1999                             1,015             532          77.000               40.188
    2000                             1,709             814         164.500               67.000
    2001                             1,549             899         146.250               73.750
    2002                             1,380             745         113.000               57.000

Quarterly Information
  Fiscal year ended March 31, 2001
  --------------------------------
    1st quarter                      1,540           1,158         146.000              114.250
    2nd quarter                      1,549           1,192         146.250              109.500
    3rd quarter                      1,299           1,006         119.000               86.563
    4th quarter                      1,135             899          95.100               73.750

  Fiscal year ended March 31, 2002
  --------------------------------
    1st quarter                      1,380           1,012         113.000               80.500
    2nd quarter                      1,214             775          98.000               64.050
    3rd quarter                        979             777          79.000               65.500
    4th quarter                      1,008             745          76.500               57.000

  Fiscal year ended March 31, 2003
  --------------------------------
    1st quarter                        997             736          77.950               61.250

Monthly Information
  March 2002                           995             828          76.500               63.010
  April 2002                           997             903          77.950               68.910
  May 2002                             971             865          76.500               68.250
  June 2002                            946             736          76.270               61.250
  July 2002                            800             670          66.550               56.800
  August 2002                          699             607          58.040               51.000

Notes:  (a)  Prices per share of Common Stock are as reported by the TSE.
        (b) Prices per American Depositary Share are based upon one American Depositary Share representing 10 shares of Common Stock and are as reported by the NYSE via the NYSEnet system.


B.   Markets

See "A. Offer and Listing Details" in this Item.

Item 10. Additional Information

A.   Memorandum and Articles of Association

Organization

Hitachi, Ltd. was incorporated in Japan under the Commercial Code of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.


Objects and Purposes

Article 2 of the Articles of Incorporation of the Company provides that its purpose is to carry on the following businesses: manufacture and sale of electrical machinery and appliances; manufacture and sale of industrial machinery and appliances; manufacture and sale of rolling stock; manufacture and sale of telecommunication and electronic machinery and appliances; manufacture and sale of lighting and household machinery and appliances; manufacture and sale of optical and medical machinery and instruments; manufacture and sale of measuring and other general machinery and appliances; manufacture and sale of materials related to the products mentioned in any of the foregoing items; preparation and sale of software; preparation and sale of images, software and data related to multimedia; leasing and maintenance services of the products mentioned in any of the foregoing items; supply of electricity; telecommunication, information processing and information supply services, as well as broadcasting; undertaking of commercial transactions and payment transactions by utilizing the Internet; provision of results of research and development related to biotechnology; consulting on any of the foregoing items; licensing of industrial property rights and know-how; undertaking of engineering related to any of the foregoing items; design, supervision and undertaking of construction work; money lending, factoring, debt guarantee and investment advisory business; home health care support business under the Health Care Insurance Law and the operation of health care and nursing facilities; any and all businesses relating to the foregoing items.


Directors

The Company's Board of Directors has the ultimate responsibility for the administration of its affairs. The Company's Articles of Incorporation provide for not more than forty Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is two years, although they may serve any number of consecutive terms. From among its members, the Board of Directors must appoint a President, who shall also be a Representative Director, and may appoint a Chairman of the Board, a Vice Chairman of the Board, Executive Vice Presidents, Senior Vice Presidents and Executive Managing Directors. The Board of Directors may also appoint one or more additional Representative Directors.

Under the Japanese Commercial Code, the following restrictions are applied to a director.

A resolution of the board of directors shall be adopted by a majority of votes of the directors present who shall constitute in number a majority of the directors; however, these requirements relating to the adoption of a board resolution may be amended by the Articles of Incorporation. Any director who has a conflict of interest or a vested interest with respect to the foregoing resolution cannot participate in the resolution.

A director who intends to effect such a transaction that comes under the class of business carried on by the company shall present and provide all the material facts in connection with the said transaction to the board of directors and obtain its approval before effecting such transaction. The director having effected the transaction shall report the important matters as to the transaction to the board of directors without delay. If a director has, in contravention of the foregoing, effected a transaction on his own behalf or on behalf of a third person, the board of directors may deem such transaction as effected on behalf of the company.

A director shall obtain the approval of the board of directors if such director intends to (a) acquire the company's products or other properties; (b) transfer his own products or other properties to the company; (c) receive loans from the company or (d) effect any transaction with the company on his own behalf or on behalf of a third person. The same shall apply in the case where the company guarantees a liability of the director or otherwise effects with a person other than the director a transaction, in which interests are adverse between the company and the director.

Common Stock

     Dividends

     Under the Company's Articles of Incorporation, its financial accounts will be closed on March 31 of each year and annual dividends, if any, will be paid to shareholders of record as of that date. The Japanese Commercial Code permits a joint stock corporation to distribute retained earnings by way of interim dividends if the articles of incorporation of a company so provide. The Company's Articles of Incorporation permit it to make interim dividends and such interim dividends, if any, will be paid to shareholders of record as of September 30 of each year.

     Under the Company's Articles of Incorporation, it is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.


     Voting Rights

     A shareholder is generally entitled to one vote per share with respect to whole units of shares, as described in this paragraph and under "Unit Share System" below. In general, under the Japanese Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The Japanese Commercial Code and the Company's Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of voting rights of all the shareholders. The Company's shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means when the Board of Directors decides to permit such method.

     The Japanese Commercial Code provides that a quorum of a majority of the voting rights of all the shareholders must be present at a shareholders' meeting to approve any material corporate actions such as: a reduction of the stated capital; amendment of the articles of incorporation; the removal of a director or corporate auditor; establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer; a dissolution, merger or consolidation; a company split; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation; and any issuance of new shares at a "specially favorable" price (or any issuance of rights to subscribe for or acquire shares ("stock acquisition rights") with "specially favorable" conditions or of bonds or debentures with stock acquisition rights with "specially favorable" conditions) to persons other than shareholders. At least two-thirds of the voting rights represented at the meeting must approve these actions.

     Issue of Additional Shares and Pre-emptive Rights

     Holders of the Company's shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the issuance of new shares at a "specially favorable" price mentioned above. The Board of Directors may determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

     Rights to subscribe for shares of Common Stock given to the shareholders may be made generally transferable by the Board of Directors. If subscription rights are not made generally transferable, a transfer by a foreign investor not resident in Japan will be enforceable against the Company and third parties only if prior written consent to each such transfer is obtained from the Company. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by foreign investors not resident in Japan.

     Pursuant to the amendments to the Commercial Code, effective as from April 1, 2002, the Company may issue stock acquisition rights. Except where the issuance of stock acquisition rights would be on "specially favorable" terms, the issuance of stock acquisition rights may be authorized by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.


     Stock Splits

     The Company may at any time splits shares of Common Stock in issue by resolution of the Board of Directors. When the Board of Directors approves a stock split, the Company may amend its Articles of Incorporation without shareholders' approval to increase the number of the authorized shares in proportion to the stock split if the Company has only one class of outstanding shares.

     Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, the Company must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, the Company must send notice to each shareholder specifying the number of entitled shares.


     Unit Share System

     Pursuant to the Commercial Code, the Company has adopted 1,000 shares as one unit of shares. Under the unit share system, a shareholder is generally entitled to one voting right for each unit of shares. The Company may not issue share certificates for a number of shares not constituting an integral number of units unless the Company deems the issuance of such share certificates to be necessary for shareholders. Since transfers of less than one unit of the underlying shares of common stock are normally prohibited under the unit share system, under the Deposit Agreement currently in force, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of common stock may only be exercised as to whole units of common stock.

     Although the number of shares which constitute one unit is provided in the Articles of Incorporation, the Board of Directors is able to amend the Articles of Incorporation to reduce the number of shares which constitute one unit or abolish the unit share system. The number of shares constituting one unit, however, should not exceed 1,000 nor one-two hundredth of the total number of outstanding shares of the Company.


     Acquisition by the Company of Shares

     The Company may acquire its shares of Common Stock for any purposes subject to the authorization by an ordinary resolution of an ordinary general meeting of shareholders (i) by way of purchase on any Japanese stock exchange on which shares are listed, (ii) by way of tender offer, or (iii) with purchase from a specific shareholder other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders). In the case of (iii) above, any other shareholder may make a request directly to a Representative Director, five days prior to the relevant shareholders' meeting, that the Company acquire the shares held by such shareholder.

     Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction of the stated capital, capital surplus or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. The Company may hold the shares acquired in compliance with the provisions of the Commercial Code, and may generally dispose or cancel such shares by a resolution of the Board of Directors.


General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders in June of each year in Tokyo. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Japanese Commercial Code, notice of any shareholders' meeting must be mailed to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company's Share Handling Regulations, at least two weeks prior to the date of the meeting. Under the Japanese Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.


Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Prime Minister of Japan within five business days a report concerning such share holdings. A similar report must also be made in respect of any subsequent change of one percentage point or more in any such holding. For this purpose, shares issuable to such person upon exercise of any rights to subscribe for or acquire shares are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.


B.   Material Contracts

None.


C.   Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Law") govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of Common Stock or ADSs representing such shares by "exchange non-residents" and by "foreign investors" as hereinafter defined. The Foreign Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside Japan.

"Exchange non-residents" are defined under the Foreign Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan and (iii) corporations of which (a) 50% or more of the shares are held by (i) and/or (ii) above, (b) a majority of officers consists of non-resident individuals or (c) a majority of the officers having the power of representation consists of non-resident individuals.

     Dividends and Proceeds of Sales

     Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares of Common Stock held by exchange non-residents in general may be converted into any foreign currency and repatriated abroad. The acquisition of shares of Common Stock by exchange non-resident shareholders by way of stock splits is not subject to any requirements under the Foreign Exchange Law.


     Acquisition of Shares

     Under the Foreign Exchange Law, acquisition of shares of a Japanese company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan ("listed shares") by an exchange non-resident from a resident of Japan is generally not subject to a prior filing requirement.

     In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor would become 10% or more of the total outstanding shares of the company, the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company (the "Competent Ministers"). In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition.

     The deposit of shares of Common Stock by an exchange non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock by an exchange non-resident upon surrender of ADRs are not subject to any requirements under the Foreign Exchange Law, except where as a result of such deposit or withdrawal the aggregate number of shares of Common Stock held by the Depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding shares of Common Stock, in which event a subsequent reporting may be required as described above.


D.   Taxation

Japanese Taxation

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are in general not subject to Japanese income tax.

Under the income tax convention currently in effect between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by Japanese corporations to a United States resident or a United States corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.

Absent any applicable tax convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is at present 20%.

Gains derived from the sale outside Japan of shares of Common Stock or ADRs by a non-resident of Japan or a non-Japanese corporation, or from the sale of shares of Common Stock within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADRs as legatee, heir or donee.


United States Federal Income Taxation

The following summarizes the material U.S. federal income tax consequences applicable to a beneficial owner of Common Stock or ADRs that holds the Common Stock or ADRs as a capital asset, that is entitled to the benefits of the income tax convention between the United States and Japan (or the Tax Convention), and that, for U.S. federal income tax purposes, is (1) a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States, or (3) an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. Such beneficial owner is referred to as a U.S. holder. This summary does not apply to certain U.S. holders that are members of a special class of holders subject to special rules, and does not take into account circumstances particular to a U.S. holder.

Subject to the discussion regarding passive foreign investment companies (or PFICs) below, dividends received by a U.S. holder, including the amount of any Japanese taxes withheld, other than certain pro rata distributions of Common Stock or rights to acquire Common Stock to all shareholders (including ADR holders), will be includible in the income of the U.S. holder as ordinary dividend income to the extent of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) of the Company. A U.S. holder will not be entitled to a dividends-received deduction for dividends received from the Company. The amount a U.S. holder will be required to include in income for any dividend paid in Japanese yen will be equal to the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date of receipt by the ADR depositary in the case of U.S. holders of ADRs, or by the shareholder in the case of U.S. holders of Common Stock, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the Japanese yen received in the distribution are not converted into U.S. dollars on the date of receipt, U.S. holders will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Japanese yen will be generally treated as U.S. source ordinary income or loss. Subject to applicable limitations and restrictions, Japanese taxes withheld at the rate provided in the Tax Convention from dividend distributions by the Company will be eligible for credit against a U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company will constitute "passive income" or, in the case of certain U.S. holders, "financial services income."

Subject to the discussion regarding PFICs below, gain or loss realized by a U.S. holder on the sale, exchange or other disposition of Common Stock or ADRs will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's adjusted tax basis in the Common Stock or ADRs. The gain or loss will generally be U.S. source income or loss.

Special adverse U.S. federal income tax rules apply if a U.S. holder holds stock or ADRs of a company that is treated as a PFIC for any taxable year during which the U.S. holder held stock or ADRs. Based upon certain management estimates of the Company and the nature of the business activities to be conducted by the Hitachi corporate group, the Company believes it will not be considered a PFIC for the taxable year 2002 or future taxable years. However, since PFIC determinations are made based on the composition of the Company's income and assets and the value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.


E.   Documents on Display

The documents filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") can be inspected at its public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system can be also available for inspection on the SEC's website (http://www.sec.gov).

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Primary market risk exposure

Hitachi operates globally and is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity security prices. Hitachi uses certain derivative financial instruments in order to reduce these market risks, and does not enter into derivative financial instruments for any purpose other than hedging. Hitachi is also exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments and derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Equity price risk

Hitachi has marketable securities which are subject to price risk arising from changes in their market prices. Marketable securities classified as short-term investments are considered to be highly liquid and low risk in the investment portfolio, and those classified as investments and advances are held as long-term investments.

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair value of the market risk sensitive securities as of March 31, 2002 and 2001, regardless of the consolidated balance sheet classification as follows.

                                                                                        (Millions of yen)
                                          ---------------------------------------------------------------
                                             Carrying Amount (year ended March 31, 2002)       Fair Value
                                          --------------------------------------------------   ----------
                                                     Contractual maturity date
                                          --------------------------------------------------
                                                       Due after one
                                          Due within    year through   Due after
                                           one year      five years    five years     Total
                                          ----------   -------------   ----------    -------

Available-for-sale securities
  Equity securities                                                                  282,522      282,522
  Debt securities                             62,111          46,550       74,822    183,483      183,483
  Other securities                            31,549          14,827       21,276     67,652       67,652
Held-to-maturity securities                    4,866           5,654          497     11,017       11,008


                                                                                        (Millions of yen)
                                          ---------------------------------------------------------------
                                             Carrying Amount (year ended March 31, 2001)       Fair Value
                                          --------------------------------------------------   ----------
                                                     Contractual maturity date
                                          --------------------------------------------------
                                                       Due after one
                                          Due within    year through   Due after
                                           one year      five years    five years     Total
                                          ----------   -------------   ----------    -------

Available-for-sale securities
  Equity securities                                                                  390,989      390,989
  Debt securities                            116,333          61,187       55,692    233,212      233,212
  Other securities                            63,445          12,918       24,270    100,633      100,633
Held-to-maturity securities                   10,414           9,176          332     19,922       19,843

Foreign currency exchange rate risk and interest rate risk

Hitachi has assets and liabilities which are exposed to foreign currency exchange rate risks and interest rate risks. Hitachi enters into forward exchange contracts, cross currency swap agreements and interest rate swaps for the purpose of hedging these risk exposures.

(1)  Foreign currency exchange rate risk

     Hitachi principally uses forward exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars (USD) and Euros (EUR) into Japanese yen (JPY). These contracts, which principally mature within 1 year, are primarily used to fix future net cash flows principally from trade receivables and payables recognized, and forecasted transactions, which are denominated in foreign currencies. Hitachi measures the volume and due date of future net cash flows by currencies every month. In accordance with the policy, a certain portion of measured net cash flows is covered using forward exchange contracts.

     Hitachi principally enters into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between these derivative financial instruments and the hedged items is highly effective in achieving offsetting changes in foreign exchange rates.

     The tables below provide information about Hitachi's financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars (USD) and Euros (EUR) as of March 31, 2002 and 2001. The tables present the contract amounts in Japanese yen (JPY) equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all foreign currency exposures in cash flows are eliminated.


Forward exchange contracts (year ended March 31, 2002)                           (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                                         -----------------------------------------
                                                                                         Estimated
                                                          2003    2004    Total         fair value
                                                         ------   ----   ------         ----------

Forward exchange contracts
(Pay USD/Receive JPY) contract amount                    65,452      -   65,452             (2,728)
Average contractual exchange rate (JPY/USD)              127.27      -   127.27

Forward exchange contracts
(Pay EUR/Receive JPY) contract amount                    24,300      -   24,300               (465)
Average contractual exchange rate (JPY/EUR)              112.83      -   112.83


Forward exchange contracts (year ended March 31, 2001)                           (Millions of yen)
--------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                                        ------------------------------------------
                                                                                         Estimated
                                                          2002    2003    Total         fair value
                                                        -------   ----  -------         ----------
Forward exchange contracts
(Pay USD/Receive JPY) contract amount                   162,842      -  162,842            (12,335)
Average contractual exchange rate (JPY/USD)              114.35      -   114.35

Forward exchange contracts
(Pay EUR/Receive JPY) contract amount                    34,585      -   34,585             (1,482)
Average contractual exchange rate (JPY/EUR)              103.68      -   103.68

(2)  Interest rate risk

     Hitachi's exposure to interest rate risk is related principally to debt obligations. These debt obligations expose Hitachi to variability in the future cash outflow of interest payments due to changes in interest rates. To minimize the variability caused by interest rate risk, Hitachi principally enters into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, Hitachi receives variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate long-term debt.

     Hitachi has long-term debt including amounts due within one year with fixed and floating interest rates. The tables below provide information about Hitachi's financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the tables below present principal cash flows in Japanese yen (JPY) equivalents and related weighted average interest rates by expected maturity dates. However, the tables do not include information in relation to short-term borrowings because the Company believes that their risk exposures are insignificant. For interest rate swaps, the table below presents primary notional amounts by currencies and weighted average pay/receive interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual pay/receive rates by expected maturity dates.


Long-term debt (year ended March 31, 2002)                                                          (Millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                               Expected maturity date
                                   ----------------------------------------------------------------------------------
                                                                                                            Estimated
                                     2003     2004      2005      2006      2007    Thereafter    Total    fair value
                                   -------   -------   -------   -------   ------   ----------   -------   ----------
Fixed rate (notes and debentures):
---------------------------------------------------------------------------------------------------------------------

JPY debentures                      30,993    86,165    33,000   290,500   60,000      161,992   662,650      696,303
Average interest rate                2.48%     2.50%     2.47%     2.50%    1.98%        2.06%     2.42%

USD debentures                      25,483         -         -         -        -            -    25,483       25,848
Average interest rate                6.63%         -         -         -        -            -     6.63%

JPY convertible debentures          21,364    93,933   231,542         -        -            -   346,839      368,373
Average interest rate                1.39%     1.38%     1.42%         -        -            -     1.40%

USD convertible debenture               26         -         -         -        -            -        26           26
Average interest rate                1.75%         -         -         -        -            -     1.75%

JPY medium term notes               32,280    15,308    10,418     5,436   11,136       20,503    95,081       95,230
Average interest rate                1.45%     1.80%     1.99%     2.05%    2.15%        2.67%     1.85%

USD medium term notes                1,999     1,291         -         -    1,316            -     4,606        4,832
Average interest rate                4.49%     4.60%         -         -    5.92%            -     5.02%

Floating rate (notes and debentures):
---------------------------------------------------------------------------------------------------------------------
JPY debenture                            -         -     4,983         -        -        3,000     7,983        7,983
Average interest rate                    -         -     1.31%         -        -        0.50%     1.09%

JPY medium term notes               20,638    51,480     8,449     2,995    3,038       39,887   126,487      126,487
Average interest rate                0.82%     0.92%     1.47%     1.60%    1.66%        1.74%     1.19%

USD medium term notes                6,352     7,996    19,988         -    1,578        1,947    37,861       37,861
Average interest rate                3.20%     3.33%     3.02%         -    6.15%        8.93%     3.51%

Other currency medium
 term notes and debentures           1,085         -         -         -        -            -     1,085        1,085
Average interest rate                2.26%         -         -         -        -            -     2.26%

Fixed and floating rate (loans):
---------------------------------------------------------------------------------------------------------------------
Loans, principally from
 Banks                             222,696   231,555   163,793    86,327   48,772       91,850   844,993      847,265
Average interest rate                2.19%     1.08%     1.00%     0.53%    0.43%        0.56%     0.89%

Weighted average floating rates are based on forward interest rates as of March 31, 2002.


Long-term debt (year ended March 31, 2001)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                  Expected maturity date
                                    -----------------------------------------------------------------------------------
                                                                                                              Estimated
                                     2002       2003     2004       2005     2006     Thereafter    Total    fair value
                                    -------   -------   -------   -------   -------   ----------   -------   ----------

Fixed rate (notes and debentures):
-----------------------------------------------------------------------------------------------------------------------
JPY debentures                       55,000    31,616    85,580    28,000   290,500      202,000   692,696      737,139
Average interest rate                 2.49%     2.54%     2.57%     2.54%     2.56%        2.07%     2.51%

USD debentures                       24,780    24,780         -         -         -            -    49,560       51,871
Average interest rate                 6.63%     6.63%         -         -         -            -     6.63%

JPY convertible debentures           65,954    21,801    93,933   231,684         -            -   413,372      460,811
Average interest rate                 1.47%     1.40%     1.38%     1.42%         -            -     1.42%

USD convertible debenture                 -        26         -         -         -            -        26           26
Average interest rate                     -     1.75%         -         -         -            -     1.75%

JPY medium term notes                24,531    12,060    10,672     9,935     2,153       21,994    81,345       82,420
Average interest rate                 1.60%     1.95%     2.12%     2.30%     2.52%        2.62%     2.02%

USD medium term notes                 6,196         -         -         -         -        1,078     7,274        7,698
Average interest rate                 6.23%         -         -         -         -        7.00%     6.56%

Floating rate (notes and debentures):
-----------------------------------------------------------------------------------------------------------------------
JPY debenture                             -         -         -         -         -        3,000     3,000        3,000
Average interest rate                     -         -         -         -         -        1.86%     1.86%

JPY medium term notes                31,269    17,361    34,523    10,378    17,829       33,584   144,944      144,944
Average interest rate                 1.36%     1.16%     1.28%     1.64%     1.84%        2.43%     1.45%

USD medium term notes                18,214     4,497     7,434         -         -        2,295    32,440       32,440
Average interest rate                 5.08%     5.27%     5.42%         -         -        6.45%     5.33%

STP medium term notes                     -         -         -       932         -            -       932          932
Average interest rate                     -         -         -     0.42%         -            -     0.42%

Other currency medium
 term notes and debentures            1,894     1,035         -         -         -            -     2,929        2,929
Average interest rate                 3.29%     3.59%         -         -         -            -     3.37%

Fixed and floating rate (loans):
-----------------------------------------------------------------------------------------------------------------------
Loans, principally from
 Banks                              194,635   220,813   160,982   100,392    69,808      107,553   854,183      862,655
Average interest rate                 3.02%     1.22%     1.31%     1.19%     1.01%        2.64%     1.36%

Weighted average floating rates are based on forward interest rates as of March 31, 2001.


Interest rate swaps (year ended March 31, 2002)                                              (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                ------------------------------------------------------------------------------
                                                                                                     Estimated
                                 2003     2004     2005     2006     2007    Thereafter    Total    fair value
                                ------   ------   ------   ------   ------   ----------   -------   ----------

Notional amounts (JPY):
--------------------------------------------------------------------------------------------------------------
Variable to Fixed               46,090   49,749   18,759   64,360   30,051       29,546   238,555       (5,394)
Average pay rate                 1.73%    1.54%    1.47%    1.37%    1.35%        1.17%     1.53%
Average receive rate             0.76%    0.54%    0.56%    0.58%    0.81%        1.22%     0.66%

Fixed to Variable               32,000   15,500    4,557   13,000   26,999       32,500   124,556        4,163
Average pay rate                 0.39%    0.27%    0.29%    0.30%    0.37%        0.20%     0.32%
Average receive rate             2.06%    2.18%    2.11%    2.12%    1.92%        2.15%     2.09%

Variable to Variable            12,250   24,000    3,000    3,500    1,000        5,505    49,255          131
Average pay rate                 0.64%    0.38%    0.92%    1.19%    0.01%           0%     0.57%
Average receive rate             0.81%    0.70%    1.58%    1.97%    1.18%        1.38%     1.00%

Notional amounts (USD):
--------------------------------------------------------------------------------------------------------------
Variable to Fixed               25,653    4,397   10,926      800        -            -    41,776         (561)
Average pay rate                 5.48%    4.66%    4.78%    7.03%        -            -     5.19%
Average receive rate             1.90%    1.87%    1.87%    1.87%        -            -     1.89%

Fixed to Variable               26,650        -        -        -        -            -    26,650        1,480
Average pay rate                 2.02%        -        -        -        -            -     2.02%
Average receive rate             6.63%        -        -        -        -            -     6.63%

Variable to Variable             3,065        -        -        -        -        1,333     4,398          470
Average pay rate                 2.18%        -        -        -        -        1.93%     2.03%
Average receive rate             2.54%        -        -        -        -        3.68%     3.23%

Notional amounts (STP):
--------------------------------------------------------------------------------------------------------------
Variable to Fixed               81,643   25,632    3,797      949    1,454            -   113,475         (467)
Average pay rate                 5.57%    5.82%    5.40%    5.33%    4.96%            -     5.61%
Average receive rate             4.41%    4.77%    4.84%    4.53%    4.08%            -     4.50%

Weighted average pay/receive rates are based on forward interest rates as of March 31, 2002.


 Interest rate swaps (year ended March 31, 2001)                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                            Expected maturity date
                                ------------------------------------------------------------------------------
                                                                                                     Estimated
                                 2002     2003     2004     2005     2006    Thereafter    Total    fair value
                                ------   ------   ------   ------   ------   ----------   -------   ----------

Notional amounts (JPY):
--------------------------------------------------------------------------------------------------------------
Variable to Fixed               61,154   36,854   72,716    4,640   69,600       49,140   294,104       (3,293)
Average pay rate                 1.64%    1.68%    1.66%    1.58%    1.57%        1.74%     1.64%
Average receive rate             0.50%    0.67%    0.84%    0.77%    0.94%        0.91%     0.71%

Fixed to Variable               37,500   32,000   31,500   13,557   14,000       61,500   190,057        6,403
Average pay rate                 0.27%    0.37%    0.38%    0.54%    0.71%        0.75%     0.44%
Average receive rate             1.91%    1.87%    1.92%    2.10%    2.22%        2.04%     1.97%

Variable to Variable             1,000   12,750   24,000    3,000    3,500        5,700    49,950           21
Average pay rate                 0.13%    0.21%    0.34%    0.49%    0.66%        0.66%     0.28%
Average receive rate             0.44%    0.42%    0.55%    0.88%    1.08%        1.18%     0.55%

Notional amounts (USD):
--------------------------------------------------------------------------------------------------------------
Variable to Fixed               46,231   23,236      620    1,239      743            -    72,069       (1,104)
Average pay rate                 6.41%    6.12%    6.13%    5.88%    7.03%            -     6.32%
Average receive rate             4.67%    4.88%    5.14%    5.34%    5.51%            -     4.75%

Fixed to Variable               24,780   24,780        -        -        -        2,602    52,162        1,651
Average pay rate                 0.51%    0.77%        -        -        -        5.79%     1.18%
Average receive rate             6.46%    6.32%        -        -        -        3.41%     6.07%

Variable to Variable                 -    2,849        -        -        -        1,024     3,873          426
Average pay rate                     -    4.88%        -        -        -        5.51%     5.02%
Average receive rate                 -    3.24%        -        -        -        0.05%     1.90%

Notional amounts (STP):
--------------------------------------------------------------------------------------------------------------
Variable to Fixed               55,800   31,005   15,057      886      886            -   103,634        1,229
Average pay rate                 6.28%    6.45%    6.08%    5.59%    5.89%            -     6.30%
Average receive rate             5.31%    5.31%    5.31%    5.31%    5.31%            -     5.31%

Weighted average pay/receive rates are based on forward interest rates as of March 31, 2001.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements in this section include, but are not limited to, ability of counterparties to the financial instruments to perform contractual obligations; the general economic condition in the markets where financial assets Hitachi holds are traded; and the volatility of the market prices of securities, interest rates and foreign currency exchange rates. In addition, see "Item 3. Key Information - Risk Factors" for other examples of factors that could cause actual results to differ materially from those projected.

Item 12. Description of Securities Other than Equity Securities

Not applicable.



                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies

None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


Item 15. Controls and Procedures

Not applicable because this Form 20-F covers a period ending before August 29, 2002.


Item 16. [Reserved]

                                    PART III


Item 17. Financial Statements

     Consolidated Financial Statements of Hitachi, Ltd. and Subsidiaries:

                                                                                       Page
                                                                                      Number
                                                                                      ------
Independent Auditors' Report                                                            55

Consolidated Balance Sheets as of March 31, 2002 and 2001                               56

Consolidated Statements of Income for the years ended
March 31, 2002, 2001 and 2000                                                           58

Consolidated Statements of Stockholders' Equity for the years ended
March 31, 2002, 2001 and 2000                                                           59

Consolidated Statements of Cash Flows for the years
ended March 31, 2002, 2001 and 2000                                                     60

Notes to Consolidated Financial Statements                                              61


     Schedule:

Independent Auditors' Report                                                            55

Schedule II  Reserves for the years ended March 31,
             2002, 2001 and 2000                                                       102

All other schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Financial statements of affiliates are omitted because none of these meets the 20% level tests.

                          Independent Auditors' Report


The Board of Directors and Stockholders
Hitachi, Ltd.:

We have audited the consolidated financial statements of Hitachi, Ltd. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of segment information, as discussed in the third paragraph, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




KPMG
Tokyo, Japan
May 17, 2002, except as to Note 1 (s) and Note 25 which are as of June 3, 2002

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 2002 and 2001

                                                                       Yen (millions)
                                                               -----------------------------
                Assets                                            2002               2001
                ------                                            ----               ----
Cash and cash equivalents                                      1,029,374           1,381,603
Short-term investments (note 2)                                  178,933             433,650

Trade receivables:
  Notes (note 6)                                                 206,867             309,459
  Accounts (notes 3 and 6)                                     1,929,029           2,212,133
  Allowance for doubtful receivables and
   unearned income                                               (35,891)            (22,259)
                                                               ---------          ----------
    Net trade receivables                                      2,100,005           2,499,333
                                                               ---------          ----------

Inventories (note 4)                                           1,214,399           1,514,163
Prepaid expenses and other current assets (note 7)               457,392             391,963
Investment in leases (notes 5 and 6)                             527,432             623,789
Noncurrent receivables and restricted funds (note 3)                   -             163,003
Investments and advances, including affiliated
 companies (note 2)                                              834,907             885,669
Property, plant and equipment (notes 5 and 9):
  Land                                                           383,781             386,785
  Buildings                                                    1,748,509           1,801,731
  Machinery and equipment                                      5,510,651           5,622,410
  Construction in progress                                        97,790              95,663
                                                               ---------          ----------
                                                               7,740,731           7,906,589
  Less accumulated depreciation                                5,226,307           5,231,632
                                                               ---------          ----------
    Net property, plant and equipment                          2,514,424           2,674,957
                                                               ---------          ----------

Other assets (notes 7 and 8)                                   1,058,788             678,478
                                                               ---------          ----------
                                                               9,915,654          11,246,608
                                                               =========          ==========


See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 2002 and 2001

                                                                      Yen (millions)
                                                              ----------------------------
        Liabilities and Stockholders' Equity                    2002               2001
        ------------------------------------                    ----               ----
Short-term debt (note 9)                                        833,838          1,199,209
Current installments of long-term debt (note 5 and 9)           366,083            412,646

Trade payables:
  Notes                                                          92,799            138,161
  Accounts                                                      991,037          1,160,789
Accrued expenses                                                882,148            786,813
Income taxes (note 7)                                            60,518            106,727
Advances received                                               334,172            385,741
Other current liabilities (note 7)                              324,670            432,571
Long-term debt (notes 5 and 9)                                1,798,303          1,881,270
Retirement and severance benefits (note 10)                   1,049,054            982,332
Other liabilities (note 7)                                       80,064             73,689
                                                              ---------         ----------
    Total liabilities                                         6,812,686          7,559,948
                                                              ---------         ----------

Minority interests                                              798,744            825,158

Stockholders' equity:
  Common stock (notes 9 and 11)                                 282,032            281,754
  Capital surplus (note 11)                                     527,010            501,243
  Legal reserve (note 12)                                       110,751            109,815
  Retained earnings (notes 9 and 12)                          1,643,248          2,157,136
  Accumulated other comprehensive loss (note 14)               (258,484)          (188,446)
  Treasury stock (note 13)                                         (333)                 -
                                                              ---------         ----------
    Total stockholders' equity                                2,304,224          2,861,502

Commitments and contingencies (note 15)
                                                              ---------         ----------
                                                              9,915,654         11,246,608
                                                              =========         ==========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                        Consolidated Statements of Income

                    Years ended March 31, 2002, 2001 and 2000

                                                                                      Yen (millions)
                                                                     -----------------------------------------------
                                                                       2002                 2001             2000
                                                                       ----                 ----             ----
Revenues:
  Net sales (note 3)                                                 7,993,784           8,416,982         8,001,203
  Interest income                                                       22,481              32,428            35,380
  Dividends received                                                     6,134               9,641             6,662
  Other income (note 16)                                                 7,424              27,544            30,059
                                                                     ---------           ---------         ---------
    Total revenues                                                   8,029,823           8,486,595         8,073,304

Costs and expenses:
  Cost of sales                                                      6,184,396           6,155,023         5,898,756
  Selling, general and administrative expenses                       1,926,803           1,919,647         1,928,083
  Interest charges                                                      45,830              58,759            52,015
  Other deductions (note 16)                                           458,866              29,511           115,215
                                                                     ---------           ---------         ---------
    Total costs and expenses                                         8,615,895           8,162,940         7,994,069
                                                                     ---------           ---------         ---------
  Income (loss) before income taxes and minority interests            (586,072)            323,655            79,235

Income taxes (note 7)                                                  (71,114)            164,861            47,502
                                                                     ---------           ---------         ---------
  Income (loss) before minority interests                             (514,958)            158,794            31,733

Minority interests                                                     (31,121)             54,414            14,811
                                                                     ---------           ---------         ---------
  Net income (loss)                                                   (483,837)            104,380            16,922
                                                                     =========           =========         =========

                                                                                            Yen
                                                                     -----------------------------------------------
Net income (loss) per share (note 17):
  Basic                                                                (144.95)              31.27              5.07
                                                                     =========           =========         =========
  Diluted                                                              (144.95)              30.32              4.99
                                                                     =========           =========         =========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 2002, 2001 and 2000

                                                                                                 Yen (millions)
                                                                                   -----------------------------------------
                                                                                      2002            2001            2000
                                                                                      ----            ----            ----
Common stock (notes 9 and 11):
  Balance at beginning of year                                                       281,754         281,738         281,735
  Conversion of convertible debentures                                                   278              16               3
                                                                                   ---------       ---------       ---------
  Balance at end of year                                                             282,032         281,754         281,738
                                                                                   =========       =========       =========
Capital surplus (note 11):
  Balance at beginning of year                                                       501,243         499,081         494,782
  Conversion of convertible debentures                                                   359           1,069           3,954
  Increase arising from issuance of subsidiaries' common stock and other              25,408           1,093             345
                                                                                   ---------       ---------       ---------
  Balance at end of year                                                             527,010         501,243         499,081
                                                                                   =========       =========       =========
Legal reserve (note 12):
  Balance at beginning of year                                                       109,815         106,885         105,905
  Transfers from retained earnings                                                       978           2,971           1,271
  Transfers to minority interests arising from conversion of subsidiaries'
   convertible debentures                                                                 (5)            (17)            (94)
  Transfers to minority interests arising from issuance of subsidiaries'
   common stock and other                                                                (37)            (24)           (197)
                                                                                   ---------       ---------       ---------
  Balance at end of year                                                             110,751         109,815         106,885
                                                                                   =========       =========       =========
Retained earnings (notes 9 and 12):
  Balance at beginning of year                                                     2,157,136       2,082,541       2,100,392
  Net income (loss)                                                                 (483,837)        104,380          16,922
  Cash dividends                                                                     (28,373)        (28,371)        (28,371)
  Transfers to legal reserve                                                            (978)         (2,971)         (1,271)
  Net transfer to minority interests arising from conversion of subsidiaries'
   convertible debentures                                                                (64)           (347)         (2,291)
  Net transfer from (to) minority interests arising from issuance of
   subsidiaries' common stock and other                                                 (636)          1,904          (2,840)
                                                                                   ---------       ---------       ---------
  Balance at end of year                                                           1,643,248       2,157,136       2,082,541
                                                                                   =========       =========       =========

Accumulated other comprehensive income (loss) (note 14):
  Balance at beginning of year                                                      (188,446)         17,442          23,201
  Other comprehensive loss, net of reclassification adjustments                      (69,948)       (205,111)         (5,343)
  Net transfer from (to) minority interests arising from conversion of
   subsidiaries' convertible debentures                                                    1              (9)             (4)
  Net transfer to minority interests arising from issuance of
   subsidiaries' common stock and other                                                  (91)           (768)           (412)
                                                                                   ---------       ---------       ---------
  Balance at end of year                                                            (258,484)       (188,446)         17,442
                                                                                   =========       =========       =========

Treasury stock (note 13):
  Balance at beginning of year                                                             -               -               -
  Acquisition for treasury                                                              (333)              -               -
                                                                                   ---------       ---------       ---------
  Balance at end of year                                                                (333)              -               -
                                                                                   =========       =========       =========
    Total stockholders' equity                                                     2,304,224       2,861,502       2,987,687
                                                                                   =========       =========       =========

Comprehensive income (loss) (note 14):
  Net income (loss)                                                                 (483,837)        104,380          16,922
  Other comprehensive loss arising during the year                                  (114,912)       (194,560)         (2,066)
  Reclassification adjustments for net loss (gain) included in
   net income (loss)                                                                  44,964         (10,551)         (3,277)
                                                                                   ---------       ---------       ---------
    Comprehensive income (loss)                                                     (553,785)       (100,731)         11,579
                                                                                   =========       =========       =========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 2002, 2001 and 2000

                                                                                                      Yen (millions)
                                                                                       -------------------------------------------
                                                                                          2002             2001             2000
                                                                                          ----             ----             ----
Cash flows from operating activities (note 19):
  Net income (loss)                                                                     (483,837)         104,380           16,922
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation                                                                         529,418          505,507          541,253
    Impairment loss for long-lived assets                                                 46,115                -            9,310
    Deferred income taxes                                                               (182,072)          12,505          (67,179)
    Gain on sale of investments and subsidiaries' common stock                            (4,035)         (17,437)         (36,215)
    Loss on disposal of rental assets and other property                                  59,687           19,165           19,921
    Income (loss) applicable to minority interests                                       (31,121)          54,414           14,811
    (Increase) decrease in receivables                                                   450,904          (72,035)        (107,685)
    (Increase) decrease in inventories                                                   261,229         (128,477)         (26,273)
    Increase in prepaid expenses and other current assets                                   (999)         (38,234)          (9,931)
    Increase (decrease) in payables                                                     (271,698)          95,855           78,728
    Increase in accrued expenses and retirement and severance benefits                    70,813            8,171            3,846
    Increase (decrease) in accrued income taxes                                          (48,174)          26,337           15,884
    Decrease in other liabilities                                                        (69,671)         (62,858)         (41,385)
    Equity in earnings of affiliated companies                                            35,756           (2,559)           6,426
    Impairment of investment in securities                                                76,867            6,876            4,784
    Other                                                                                 43,684           23,823           28,233
                                                                                       ---------        ---------        ---------
        Net cash provided by operating activities                                        482,866          535,433          451,450

Cash flows from investing activities (note 19):
  (Increase) decrease in short-term investments                                          253,236          198,610          (15,155)
  Capital expenditures                                                                  (429,835)        (463,585)        (365,744)
  Purchase of assets to be leased                                                       (444,931)        (532,142)        (211,185)
  Collection of investment in leases                                                     469,108          421,527                -
  Proceeds from disposal of rental assets and other property                              59,574           70,442          133,806
  Proceeds from sale of investments and subsidiaries' common stock                        55,354           50,473           67,971
  Purchase of investments and subsidiaries' common stock                                (129,527)        (125,473)         (40,463)
  Purchase of software                                                                  (112,506)         (36,405)         (38,096)
  Other                                                                                    6,656           45,836           33,275
                                                                                       ---------        ---------        ---------
        Net cash used in investing activities                                           (272,871)        (370,717)        (435,591)

Cash flows from financing activities (note 19):
  Increase (decrease) in short-term debt                                                (408,514)          (5,153)          43,155
  Proceeds from long-term debt                                                           573,373          518,872          315,408
  Payments on long-term debt                                                            (743,385)        (642,594)        (194,038)
  Proceeds from sale of common stock by subsidiaries                                      42,466           13,342            9,046
  Dividends paid to stockholders                                                         (28,318)         (28,235)         (27,762)
  Dividends paid to minority stockholders of subsidiaries                                (13,401)         (15,739)         (12,033)
  Purchase and retirement of common shares by subsidiaries                                     -                -           (7,946)
  Acquisition of common stock for treasury                                                  (333)               -                -
                                                                                       ---------        ---------        ---------
        Net cash provided by (used in) financing activities                             (578,112)        (159,507)         125,830
                                                                                       ---------        ---------        ---------
Effect of exchange rate changes on cash and cash equivalents                              15,888           18,962          (21,784)
                                                                                       ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                                    (352,229)          24,171          119,905
Cash and cash equivalents at beginning of year                                         1,381,603        1,357,432        1,237,527
                                                                                       ---------        ---------        ---------
Cash and cash equivalents at end of year                                               1,029,374        1,381,603        1,357,432
                                                                                       =========        =========        =========


See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(1)  Basis of Presentation and Summary of Significant Accounting Policies
     (a)  Basis of Presentation
          Hitachi, Ltd. (the Company) and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

          The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

     (b)  Principles of Consolidation
          The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation. The investments in affiliated companies are stated at their underlying equity value, and the appropriate portion of the earnings of such companies is included in consolidated income.

     (c)  Cash Equivalents
          For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

     (d)  Foreign Currency Translation
          Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of income and are reported in other comprehensive income (loss).

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     (e)  Investment in Securities
          The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories, such as held-to-maturity securities, trading securities and available-for-sale securities.

          Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

          Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

          A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

          The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

     (f)  Securitization
          The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPE) which are funded through the issuance of asset-backed securities to the investors. When the Company and its subsidiaries sell the financial assets to the SPE in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

          Fair values are based on the present value of estimated future cash flows which takes into consideration various factors such as expected credit loss and others.

     (g)  Inventories
          Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average method for raw materials and other inventories.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     (h)  Property, Plant and Equipment
          Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

          Buildings                           3 to 60 years
          Machinery and equipment             2 to 20 years

     (i)  Capitalized Software Costs
          Capitalized software costs are amortized on an individual basis, and the amortization is based on the ratio of the amortization computed based on the software's expected future revenue to current year's revenue.

     (j)  Derivative Financial Instruments
          The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

          The Company designates and accounts for derivatives as follows:

          - "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

          - "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


          - "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

          The Company follows the documentation requirements as prescribed by the standard, which includes the risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

     (k)  Revenue Recognition
          Staff Accounting Bulletin No. 101 (SAB 101) expresses certain views of the United States Securities and Exchange Commission (SEC) in applying generally accepted accounting principles to revenue recognition in the financial statements. Under SAB 101, revenue is recognized when persuasive evidence of an arrangement exits, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable.

          These criteria are met for the Company's sales and related cost of sales and revenue is generally recognized when products are shipped, delivered and services are rendered. Sales and related cost of sales under certain long-term construction contracts are recognized under the percentage of completion method. Income on financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. The Company's products are generally subject to warranty and the Company provides for the estimated future costs of repair and replacement in cost of sales when sales are recognized.

     (l)  Advertising
          The Company expenses advertising costs as incurred.

     (m)  Income Taxes
          Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     (n)  Sales of Stock by Subsidiaries
          The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

     (o)  Treasury Stock
          Treasury stock is accounted for by the cost method.

     (p)  Net Income (Loss) Per Share
          Net income (loss) per share amounts are computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income (loss) per share amounts on the face of the statement of income. Under this standard, basic net income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

     (q)  Stock-based Compensation
          The Company accounts for its stock option plan in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

          SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date. Continuous application of APB No. 25 is allowed under this standard if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25 and provide pro forma disclosure in accordance with SFAS No. 123.

     (r) Disclosures about Segments of an Enterprise and Related Information SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     (s)  New Accounting Standards
          In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for business combinations completed after June 30, 2001. SFAS No. 142 will require goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

          SFAS No. 141 requires the Company to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassification in order to conform with the new requirement for recognition apart from goodwill at the date of transition. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by June 30, 2002.

          In addition, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. Any impairment loss resulting from the adoption will be measured and recognized as the cumulative effect of a change in accounting principle in the first interim period. SFAS No. 141 did not have a material effect on the Company's consolidated financial position or results of operations. The adoption of SFAS No. 142 is not expected to have a material impact on the consolidated financial position or results of operations.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," with respect to the accounting for the impairment or disposal of long-lived assets and (b) APB No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company is required to adopt the provisions of SFAS No. 144 for the fiscal year beginning April 1, 2002. Management does not anticipate the adoption of this statement to have a material effect on the Company's financial position or results of operations on the date of adoption.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not anticipate the adoption of this statement to have a material effect on the Company's financial position or results of operations on the date of adoption.

     (t)  Reclassification
          Effective from the year ended March 31, 2002, "Noncurrent receivables and restricted funds" is presented as part of "Trade receivables-Accounts" and "Other assets." The amounts included in "Trade receivables-Accounts" and "Other assets," as of March 31, 2002, are JPY 26,176 million and JPY 126,330 million, respectively. "Trade receivables-Accounts" and "Other assets" would increase by JPY 29,230 million and JPY 133,773 million, respectively, as of March 31, 2001, if figures were reclassified to conform to the year ended March 31, 2002 presentation.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(2)  Investment in Securities
     The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2002 and 2001.

                                                                    Yen (millions)
                            -----------------------------------------------------------------------------------------------
                                                2002                                             2001
                            ---------------------------------------------    ----------------------------------------------
                            Amortized      Gross      Gross    Aggregate     Amortized      Gross      Gross      Aggregate
                            cost basis     gains      losses   fair value    cost basis     gains      losses    fair value
                            ----------    -------     ------   ----------    ----------    -------     ------    ----------
Short-term investments:
    Debt securities             62,114         48         51       62,111       116,423         69        159       116,333
    Other securities            31,717          4        172       31,549        63,500         49        104        63,445
                               -------    -------     ------      -------       -------    -------     ------       -------
                                93,831         52        223       93,660       179,923        118        263       179,778
Investments and advances:
    Equity securities          173,204    116,411      7,093      282,522       263,396    150,648     23,055       390,989
    Debt securities            125,059        589      4,276      121,372       117,348        984      1,453       116,879
    Other securities            36,741        234        872       36,103        36,588      1,280        680        37,188
                               -------    -------     ------      -------       -------    -------     ------       -------
                               335,004    117,234     12,241      439,997       417,332    152,912     25,188       545,056
                               -------    -------     ------      -------       -------    -------     ------       -------
                               428,835    117,286     12,464      533,657       597,255    153,030     25,451       724,834
                               =======    =======     ======      =======       =======    =======     ======       =======

     Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of investment trusts.

     The proceeds from sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 are JPY 62,783 million, JPY 167,923 million and JPY 117,476 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2002, 2001 and 2000 are JPY 6,585 million, JPY 10,525 million and JPY 16,481 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2002 and 2001 are JPY 2,700 million and JPY 460 million, respectively.

     In addition, during the year ended March 31, 2001, certain subsidiaries contributed available-for-sale securities to pension fund trusts in the amount of JPY 25,684 million. Gross realized gains on those contributions for the year ended March 31, 2001 are JPY 15,651 million. The changes in net unrealized holding gain on available-for-sale securities which has been included in accumulated other comprehensive income for the years ended March 31, 2002, 2001 and 2000 are a decrease of JPY 11,044 million and JPY 43,978 million and an increase of JPY 13,753 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


Various held-to-maturity securities are held by certain subsidiaries. Securities classified as Short-term investments in the consolidated balance sheet amounted to JPY 4,866 million and JPY 10,414 million as of March 31, 2002 and 2001, respectively. Securities classified as Investments and advances amounted to JPY 6,151 million and JPY 9,508 million as of March 31, 2002 and 2001, respectively. Gross unrealized holding gains and losses of these securities were not material.

Trading securities classified as Short-term investments as of March 31, 2002 and 2001, which consist mainly of investments in trust accounts, are JPY 80,407 million and JPY 243,458 million, respectively.

The portions of trading losses for the years ended March 31, 2002 and 2001 that relate to trading securities still held at the balance sheet date are JPY 2,356 million and JPY 13,659 million, respectively.

The contractual maturities of debt securities and other securities classified as Investment and advances in the consolidated balance sheet as of March 31, 2002 are as follows:

                                               Yen (millions)
                                     ----------------------------------
                                                     2002
                                                     ----
                                     Held-to-     Available-
                                     Maturity      for-sale      Total
                                     --------     ----------    -------
Due within five years                   5,654         61,377     67,031
Due after five years                      497         96,098     96,595
                                        -----        -------    -------
                                        6,151        157,475    163,626
                                        =====        =======    =======

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2002 and 2001 are JPY 241,589 million and JPY 210,890 million, respectively. The aggregate carrying amount of such investments as of March 31, 2002 and 2001 are JPY 167,805 million and JPY 158,719 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


(3)  Receivables
     The aggregated annual maturities of the long-term trade receivables after March 31, 2003 included in Trade receivables-Accounts are as follows:

                                                               Yen
              Years ending March 31                         (millions)
              ---------------------                         ----------
                      2004                                      13,761
                      2005                                       4,285
                      2006                                       1,415
                      2007                                       1,563
                      Thereafter                                 5,152
                                                                ------
                                                                26,176
                                                                ======

     Sales on an installment contract basis for the years ended March 31, 2002, 2001 and 2000 totaled JPY 17,647 million, JPY 11,663 million and JPY 11,736 million, respectively.

     Noncurrent receivables and restricted funds amounted to JPY 163,003 million as of March 31, 2001, which included "Housing loans to employees," "Trade receivables not due within one year, interest-bearing" and "Other receivables and restricted funds" in the amount of JPY 23,242 million, JPY 29,230 million and JPY 110,531 million, respectively. (See note 1 (t))

(4)  Inventories
     Inventories as of March 31, 2002 and 2001 are summarized as follows:

                                                        Yen (millions)
                                                   -----------------------
                                                      2002          2001
                                                      ----          ----
             Finished goods                          347,391       448,853
             Work in process                         711,226       873,324
             Raw materials                           155,782       191,986
                                                   ---------     ---------
                                                   1,214,399     1,514,163
                                                   =========     =========

     Inventories include items associated with major contracts which, because of long-term processing requirements, have been or are expected to be performed over a period of more than 12 months. Those items as of March 31, 2002 and 2001 aggregated JPY 72,886 million and JPY 284,305 million, respectively.

(5)  Leases
     Certain subsidiaries are the lessor of manufacturing machinery and equipment under financing and operating leasing arrangements with terms ranging from 3 to 6 years.

     Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2002 amounted to JPY 1,111,267 million and JPY 799,779 million, respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2002 and the future minimum lease receivables of financing leases as of March 31, 2001:

                                             Yen (millions)
                                         ---------------------
                                                 2002
                                                 ----
                                         Financing   Operating
        Years ending March 31              leases     leases
        ---------------------            ---------   ---------
2003                                      213,249      45,431
2004                                      163,351      35,809
2005                                      111,987      23,759
2006                                       68,661      11,879
2007                                       30,366       5,234
Thereafter                                 25,079       3,448
                                          -------     -------
Total minimum payments to be received     612,693     125,560
                                                      -------
Amount representing executory costs       (42,205)
Minimum lease payments receivable         570,488
Unearned income                           (43,056)
                                          -------
Net investment in financing leases        527,432
                                          =======

                                                           Yen (millions)
                                                           --------------
                                                               2001
                                                               ----
                                                             Financing
                                                              leases
                                                             ---------
Total minimum payments to be received                         706,060
Amount representing executory costs                           (37,474)
Minimum lease payments receivable                             668,586
Unearned income                                               (44,797)
                                                              -------
Net investment in financing leases                            623,789
                                                              =======

Provisions for losses on lease investments are determined on the basis of loss experiences and assessment of inherent risks. Resulting adjustments to the allowance for losses are made to adjust the net investment in financing leases to an estimated collectible amount.

The Company and its subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2002 and 2001 amounted to JPY 20,154 million and JPY 18,649 million, respectively, and accumulated depreciation as of March 31, 2002 and 2001 amounted to JPY 9,782 million and JPY 9,699 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2002:

                                                                              Yen (millions)
                                                                          ---------------------
                                                                                  2002
                                                                                  ----
                                                                          Capital     Operating
        Years ending March 31                                             leases       leases
        ---------------------                                             -------     ---------
2003                                                                       3,661        8,938
2004                                                                       2,926        4,947
2005                                                                       1,892        3,834
2006                                                                         982        2,878
2007                                                                         700        2,291
Thereafter                                                                 2,666        8,742
                                                                          ------       ------
Total minimum lease payments                                              12,827       31,630
                                                                                       ------
Amount representing executory costs                                         (277)
Amount representing interest                                              (1,258)
                                                                          ------
Present value of net minimum lease payments                               11,292
Less current portion of capital lease obligations                          3,167
                                                                          ------
Long-term capital lease obligations                                        8,125
                                                                          ======

(6)  Securitization
     For the year ended March 31, 2002, Hitachi Capital Corporation (HCC), a financing subsidiary, securitized lease receivables. In those securitizations, HCC sold lease receivables to Special Purpose Entities
     (SPE), and the SPE issued asset-backed commercial papers to investors. The investors and the SPE have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and subordinate to investor's interests. For the year ended March 31, 2002, gains recognized on the securitizations of lease receivables amounted to JPY 6,261 million.

     The table below summarizes certain cash flows received from and paid to the SPE during the year ended March 31, 2002:

                                                                             Yen (millions)
                                                                             --------------
                                                                                  2002
                                                                                  ----
             Proceeds from new Securitizations                                   252,210
             Servicing fees received                                                  36
             Purchases of delinquent or ineligible assets                         (7,242)

     Quantitative information about delinquencies, net credit losses, and components of securitized lease receivables and other assets managed together as of and for the year ended March 31, 2002 are as follows:

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


                                                                                       Yen (millions)
                                                                        -------------------------------------------
                                                                                            2002
                                                                                            ----
                                                                                          Principal
                                                                           Total          amount of
                                                                         principal       receivables
                                                                         amount of       90 days or      Net credit
                                                                        receivables     more past due      losses
                                                                        -----------     -------------    ----------
         Total assets managed or securitized:
             Lease receivables                                            766,933             720           2,502
             Assets securitized                                          (239,501)
                                                                         --------
         Assets held in portfolio                                         527,432
                                                                         ========

     For the year ended March 31, 2002, the Company and certain subsidiaries sold trade receivables through securitization transactions using the SPE. In the securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivable approximate the related costs. In certain securitizations of trade receivables, the Company and certain subsidiaries retained subordinated interests which are not material. The investors and the SPE have no recourse to the Company and its subsidiaries for delinquent trade receivables.

     During the year ended March 31, 2002, proceeds from new securitizations of trade receivables are JPY 482,831 million and losses recognized on those securitizations are JPY 621 million.

(7)  Income Taxes
     Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2002, 2001 and 2000 are as follows:

                                                                                   Yen (millions)
                                                                        ----------------------------------
                                                                          2002         2001         2000
                                                                          ----         ----         ----
          Continuing operations:
            Current tax expense                                          110,958      152,356      114,681
            Deferred tax benefit (exclusive of the effects
             of other components listed below)                          (263,449)        (892)     (84,085)
            Change in valuation allowance                                 81,377       13,397       16,906
                                                                        --------     --------      -------
                                                                         (71,114)     164,861       47,502
          Other comprehensive income (loss), net of reclassification adjustments:
            Minimum pension liability adjustments                        (59,985)    (149,588)           -
            Net unrealized holding gain on
             available-for-sale securities                                (9,717)     (37,832)      10,845
            Cash flow hedges                                                (646)         490            -
                                                                        --------     --------      -------
                                                                         (70,348)    (186,930)      10,845
                                                                        --------     --------      -------
                                                                        (141,462)     (22,069)      58,347
                                                                        ========     ========      =======

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The Company and its subsidiaries are subject to a number of taxes based on income. The aggregated normal tax rate for domestic companies was 41.8% in 2002, 2001 and 2000.

     Reconciliations between the normal income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

                                                             2002       2001      2000
                                                             ----       ----      ----
          Normal income tax rate                             (41.8)%    41.8%     41.8%
            Equity in earnings of affiliated companies         2.6      (0.3)      3.4
            Adjustment of net gain (loss) on sale of
             subsidiaries' common stock                        0.4      (0.1)     (8.1)
            Expenses not deductible for tax purposes           6.7       6.0      14.6
            Change in valuation allowance                     13.9       4.1      21.3
            Difference in statutory tax rates of foreign
             Subsidiaries                                      5.0      (2.3)    (14.7)
            Other                                              1.1       1.7       1.7
                                                             -----      ----      ----
          Effective income tax rate                          (12.1)%    50.9%     60.0%
                                                             =====      ====      ====

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2002 and 2001 are presented below:

                                                                             Yen (millions)
                                                                          ----------------------
                                                                             2002          2001
                                                                             ----          ----
          Total gross deferred tax assets:
              Retirement and severance benefits                             387,345      341,827
              Accrued expenses                                              168,165      124,759
              Net intercompany profit on inventories, property, plant
               and equipment, and others                                     75,119       76,231
              Depreciation                                                   35,822       32,317
              Net operating loss carryforwards                              319,822      176,103
              Other                                                         271,332      187,480
                                                                          ---------     --------
                                                                          1,257,605      938,717
          Valuation allowance                                              (239,965)    (157,621)
                                                                          ---------     --------
                                                                          1,017,640      781,096
          Total gross deferred tax liabilities:
              Deferred profit on sale of properties                         (35,795)     (36,030)
              Tax purpose reserves regulated by Japanese tax law            (33,728)     (37,442)
              Net unrealized gain on securities                             (42,517)     (56,590)
              Other                                                         (13,531)     (15,762)
                                                                          ---------     --------
                                                                           (125,571)    (145,824)
                                                                          ---------     --------
              Net deferred tax assets                                       892,069      635,272
                                                                          =========     ========

     Net deferred tax assets and liabilities as of March 31, 2002 and 2001 are reflected in the accompanying consolidated balance sheets under the following captions:

                                                           Yen (millions)
                                                        --------------------
                                                          2002         2001
                                                          ----         ----
          Prepaid expenses and other current assets     249,251      187,409
          Other assets                                  658,665      484,433
          Other current liabilities                      (4,822)     (22,946)
          Other liabilities                             (11,025)     (13,624)
                                                        -------      -------
              Net deferred tax assets                   892,069      635,272
                                                        =======      =======

     Under the tax laws of various jurisdictions in which the Company and its subsidiaries operate, the valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The net change in the total valuation allowance for the years ended March 31, 2002 and 2001 was an increase of JPY 82,344 million and JPY 14,782 million, respectively.

     As of March 31, 2002, the Company and various subsidiaries have net operating loss carryforwards for income tax purposes of JPY 806,505 million which are available to offset future taxable income, if any. Most of these net operating loss carryforwards expire by March 31, 2007.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2002.

     The Company has not provided for deferred income tax liabilities on undistributed earnings of foreign subsidiaries and affiliated companies that are considered to be reinvested indefinitely. Such undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits.

(8)  Software
     Unamortized computer software included in Other assets and related amortization are as follows:

                                                                                         Yen (millions)
                                                                                      --------------------
                                                                                       2002          2001
                                                                                       ----          ----
             Unamortized computer software                                            87,972        37,669

                                                                                   Yen (millions)
                                                                         ----------------------------------
                                                                          2002          2001          2000
                                                                          ----          ----          ----
             Amortization of capitalized computer software               32,969        21,389        15,458

(9)  Short-term and Long-term Debt
     The components of short-term debt as of March 31, 2002 and 2001 are summarized as follows:

                                                                                         Yen (millions)
                                                                                     ---------------------
                                                                                      2002         2001
                                                                                      ----         ----
             Borrowings not from affiliates, mainly from banks                       647,886     1,033,638
             Commercial paper                                                        139,239       165,571
             Borrowings from affiliates                                               46,713             -
                                                                                     -------     ---------
                                                                                     833,838     1,199,209
                                                                                     =======     =========

     The weighted average interest rates on short-term debt outstanding as of March 31, 2002 and 2001 are 0.2% and 0.5%, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The components of long-term debt as of March 31, 2002 and 2001 are summarized as follows:

                                                                                  Yen (millions)
                                                                              ----------------------
                                                                                 2002          2001
                                                                                 ----          ----
             Mortgage debentures:
               Due 2002 - 2004, interest 2.1 - 2.8%, issued
                by a subsidiary                                                     400           400
             Unsecured notes and debentures:
               Due 2006, interest 3.45% debenture                               200,000       200,000
               Due 2002 - 2016, interest 0.07 - 6.625%, issued
                by subsidiaries                                                 760,836       814,720
             Unsecured convertible debentures:
               5th series, due 2002, interest 1.7%                                    -        28,790
               6th series, due 2003, interest 1.3%                               92,828        92,828
               7th series, due 2004, interest 1.4%                              218,471       218,471
               Due 2002 - 2004, interest 0.5 - 2.0%, issued
                by subsidiaries                                                  35,566        73,309
             Loans, principally from banks and insurance companies:
               Secured by various assets and mortgages on property,
                plant and equipment, maturing 2002 - 2011,
                interest 1.05 - 8.77%                                            14,692        15,591
               Unsecured, maturing 2002 - 2015, interest 0.54 - 7.04%           830,301       838,592
             Capital lease obligations                                           11,292        11,215
                                                                              ---------     ---------
                                                                              2,164,386     2,293,916
             Less current installments                                          366,083       412,646
                                                                              ---------     ---------
                                                                              1,798,303     1,881,270
                                                                              =========     =========

     The aggregate annual maturities of long-term debt after March 31, 2003 are as follows:

             Years ending March 31                                            Yen (millions)
             ---------------------                                            --------------
                      2004                                                        490,482
                      2005                                                        473,865
                      2006                                                        386,082
                      2007                                                        126,407
                   Thereafter                                                     321,467
                                                                                ---------
                                                                                1,798,303
                                                                                =========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of JPY 30,208 million.

     The collateralized number of shares and their fair values as of March 31, 2002 are as follows:

                                                                                                                  Yen
                                                                                                              (millions)
                                                                                                              ----------
                                                        Number of                      Collateralized         Fair value
                                                      shares owned      Percent of     number of shares         as of
          Subsidiary name                              in thousand       ownership       in thousand        March 31, 2002
     ---------------------------                      ------------      ----------     ----------------     --------------
     Hitachi Capital Corporation                          71,273           53.1%             19,700             32,308
     Hitachi Software Engineering Co., Ltd.               33,258           52.5               1,200              6,360
     Hitachi Maxell, Ltd.                                 51,797           52.4               1,700              2,875
     Hitachi Powdered Metals Co., Ltd.                    17,072           53.3               6,600              3,564
     Hitachi Metals Techno, Ltd.                          11,960           66.0                 450                144

     As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

     Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional security or mortgages on property, plant and equipment.

     The unsecured convertible debentures due in 2003 are redeemable in whole or in part, at the option of the Company, from October 1, 1996 to September 30, 2002 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 49,503,000 shares of common stock. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of JPY 10 billion less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

     The unsecured convertible debentures due in 2004 are redeemable in whole or in part, at the option of the Company, from October 1, 1997 to September 30, 2003 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 128,945,000 shares of common stock. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of JPY 20 billion less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

     In accordance with Trustee agreements for the unsecured debentures due in 2003 and 2004 as mentioned above, the 16,977,000 shares of investments in Hitachi Software Engineering Co., Ltd. are held in trust. The fair value of the shares held in trust is JPY 89,978 million as of March 31, 2002.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     In accordance with Trustee agreement for a subsidiary's unsecured debentures due in 2003, the 4,000,000 shares of investment in Hitachi Powdered Metals Co., Ltd. are held in trust. The fair value of the shares held in trust is JPY 2,160 million as of March 31, 2002.

     Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of income for the fiscal years beginning after March 31, 1989 plus JPY 65,000 million as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2002, the accumulated cash dividends and the accumulated net income including JPY 65,000 million, which are defined by the above terms, amounted to JPY 409,059 million and JPY 424,366 million, respectively.

(10) Retirement and Severance Benefits
     (a) Defined benefit plans
     The Company and its domestic subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

     Prior to April 1, 2000, the Company did not apply the accounting for single-employer defined benefit pension plans under SFAS No. 87, "Employers' Accounting for Pensions" for these plans as the effects on the consolidated financial statements for the implementation of SFAS No.87 were not significant.

     Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on the current rate of pay and the length of service upon retirement or termination of employment for reasons other than dismissal for cause. Prior to April 1, 2000, the projected benefit obligation which was made equal to the larger vested benefit obligation was recognized as the retirement and severance benefits in the Company's balance sheet. The pension cost for the year was computed as the retirement and severance benefits paid plus or minus the change in the vested benefit obligation. For the year ended March 31, 2000, the net periodic pension cost consisted of service costs of JPY 97,386 million.

     Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service awards paid to employees in excess of the prescribed formula are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

     In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries contribute to each Employees Pension Fund (EPF) as is stipulated by the Japanese Welfare Pension Insurance Law and other pension plans. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain of its subsidiaries and their employees contribute the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The benefits for the substitutional portion are based on standard remuneration scheduled by the Welfare Pension Insurance Law and the length of participation. The benefits of the corporate portion are based on the current rate of pay and the length of service. Under EPF pension plans, the participants are eligible for these benefits after a one-month period of participation in the plan. EPF contributions and cost for the substitutional portion were determined in accordance with the open aggregate cost method (actuarial funding method) as stipulated by the Welfare Pension Insurance Law. Contributions and cost for the corporate portion were determined in accordance with the entry age normal cost method (actuarial funding method). The pension cost of the corporate portion for the year ended March 31, 2000 totaled JPY 63,401 million.

     Provision for retirement and severance benefits and pension expense for the year ended March 31, 2000 totaled to JPY 203,893 million.

     Effective April 1, 2000, the Company adopted SFAS No. 87 and SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" for the funded benefit pension plans and the unfunded lump-sum payment plans, as the effect of the current discount rate of actuarial assumptions on the pension funded status is expected to have a material effect in subsequent years. However, the effect of this change on consolidated financial statements for the year ended March 31, 2001 was not significant. Prior year consolidated financial statements have not been restated as the effects of the implementation of SFAS No. 87 and SFAS No. 132 are immaterial.

     Net periodic benefit costs for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2002 and 2001 consist of the following components:

                                                                                              Yen (millions)
                                                                                          ----------------------
                                                                                            2002          2001
                                                                                            ----          ----
             Service cost                                                                  110,173       117,104
             Interest cost                                                                 118,094       115,163
             Expected return on plan assets for the period                                 (77,194)      (86,879)
             Amortization of transition asset                                                 (421)         (421)
             Amortization of prior service (benefit) cost                                   (2,999)          218
             Recognized actuarial loss                                                      60,867        25,869
             Transfer to defined contribution pension plan                                   3,807             -
             Curtailment loss                                                                1,823             -
             Employees' contributions                                                      (18,330)      (18,111)
                                                                                           -------       -------
             Net periodic benefit cost                                                     195,820       152,943
                                                                                           =======       =======

     Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

                                 HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets, and actuarial assumptions used at March 31, 2002 and 2001 are as follows:

                                                                                              Yen (millions)
                                                                                        ---------------------------
                                                                                           2002             2001
                                                                                           ----             ----
             Change in benefit obligation:
               Benefit obligation at beginning of year                                   3,016,520        2,869,822
               Service cost                                                                110,173          117,104
               Interest cost                                                               118,094          115,163
               Plan amendments                                                             (23,110)         (24,636)
               Actuarial loss                                                               49,427          114,338
               Benefits paid                                                              (177,974)        (146,916)
               Acquisitions and divestitures                                                (1,725)         (32,525)
               Transfer to defined contribution pension plan                               (72,476)               -
               Curtailment                                                                     387                -
               Foreign currency exchange rate changes                                        2,854            4,170
                                                                                        ----------       ----------
               Benefit obligation at end of year                                         3,022,170        3,016,520
                                                                                        ----------       ----------
             Change in plan assets:
               Fair value of plan assets at beginning of year                            1,835,533        2,045,352
               Actual return on plan assets                                               (108,453)        (277,056)
               Employers' contributions                                                    116,196          151,334
               Employees' contributions                                                     18,330           18,111
               Benefits paid                                                               (95,718)         (83,473)
               Acquisitions and divestitures                                                  (568)         (21,940)
               Foreign currency exchange rate changes                                        2,240            3,205
                                                                                        ----------       ----------
               Fair value of plan assets at end of year                                  1,767,560        1,835,533
                                                                                        ----------       ----------
             Funded status                                                              (1,254,610)      (1,180,987)
             Unrecognized transition asset                                                  (1,252)          (1,673)
             Unrecognized prior service benefit                                            (74,277)         (53,166)
             Unrecognized actuarial loss                                                   786,913          612,936
                                                                                        ----------       ----------
             Net amount recognized in the consolidated balance sheet                      (543,226)        (622,890)
                                                                                        ----------       ----------
             Amounts recognized in the consolidated balance sheet consist of:
               Prepaid benefit cost                                                          3,974              906
               Accrued benefit cost                                                     (1,049,054)        (982,332)
               Intangible asset                                                                735              437
               Accumulated other comprehensive loss                                        501,119          358,099
                                                                                        ----------       ----------
             Net amount recognized                                                        (543,226)        (622,890)
                                                                                        ----------       ----------
             Actuarial assumptions on a weighted-average basis:
               Discount rate                                                                   3.7%             3.9%
               Expected rate of return on plan assets                                          3.9%             4.3%
               Rate of compensation increase                                                   3.2%             3.1%

                                  HITACHI, LTD.
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements


     The components of the net periodic benefit cost are determined using the assumptions as of the beginning of the fiscal year, and the components of benefit obligation are determined using the assumptions as of the end of the fiscal year.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were JPY 2,981,740 million, JPY 2,739,092 million and JPY 1,730,108 million, respectively, as of March 31, 2002, and JPY 2,658,330 million, JPY 2,481,424 million and JPY 1,651,888 million, respectively, as of March 31, 2001.

     On June 15, 2001, the Japanese government issued a new law concerning the defined benefit plan. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. Under the new law, a company may apply for the exemption from the future benefit obligation on or after April 1, 2002 and the effective date of the return of the past benefit obligation and the amount of pension assets to be returned to the government will be determined by the Minister of Health, Labour and Welfare by December 2003. In accordance with the new law, the Company and a certain subsidiary obtained an approval for the exemption from the future benefit obligation during April 2002 and will apply for the return of the past benefit obligation. The Company's plans to return the substitutional portion of the EPF to the government have been considered in the actuarial assumptions.

     (b) Defined contribution plans
     Effective December 31, 2001, the Company implemented a defined contribution plan allowing employees to transfer a portion of their unfunded defined benefit plans to the new defined contribution plan. The amount to be transferred to the new plan will be contributed over 8 years. The Company will make contributions in accordance with the plan provisions.

     The amount of cost recognized for the Company's and subsidiaries' contribution to the plans for the year ended March 31, 2002 was JPY 3,557 million.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(11) Common Stock

     The Company has authorized for issuance 10 billion shares of common stock. The Japanese Commercial Code (JCC) had required designation of par value to all common stock at least 50% of new share issuance price, or the common stock par value prescribed by the JCC. Effective October 1, 2001, the JCC was amended to eliminate the provision of common stock par value resulting in all common stock being recorded with no par value.

     Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

                                                                                         Yen (millions)
                                                                                         --------------
                                                                    Issued shares            Amount
                                                                    -------------            ------
Balance as of March 31, 1999                                        3,337,894,780           281,735
  Issued upon conversion of convertible debentures                          5,471                 3
                                                                    -------------           -------

Balance as of March 31, 2000                                        3,337,900,251           281,738
  Issued upon conversion of convertible debentures                         31,606                16
                                                                    -------------           -------

Balance as of March 31, 2001                                        3,337,931,857           281,754
  Issued upon conversion of convertible debentures                        549,184               278
                                                                    -------------           -------

Balance as of March 31, 2002                                        3,338,481,041           282,032
                                                                    =============           =======

     Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the JCC by crediting one-half of the conversion price to each of the common stock account and the capital surplus account.


(12) Legal Reserve and Cash Dividends

     The Japanese Commercial Code (JCC) had provided that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash be appropriated as a legal reserve until such reserve equals 25 percent of stated common stock. This legal reserve was not available for dividends but might be used to reduce a deficit by resolution of the shareholders or might be transferred to stated common stock by resolution of the Board of Directors.

     Effective October 1, 2001, the JCC was amended to require earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash be appropriated as a legal reserve until total additional paid in capital and legal reserve equals 25 percent of stated common stock. Either additional paid in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(13) Treasury Stock

     The Japanese Commercial Code (JCC) had imposed certain restrictions on acquisition and disposal of treasury stock. Effective October 1, 2001, the JCC eliminated the provision of these restrictions and allowed acquisitions of treasury stock to the extent of funds appropriated by resolution of the shareholders.

     As of March 31, 2002, the Company held 370,714 shares of the Company's common stock as treasury stock as a result of acquisitions of shares from shareholders holding less than a trading lot (1,000 shares) upon request by the shareholder pursuant to the provisions of the JCC. The shareholders may request the Company to acquire their shares below a trading lot as any number of shares below a trading lot cannot be publicly traded and does not carry on a voting right.

     In April 2002, the board of directors proposed to acquire up to 300,000,000 shares of the Company's common stock for aggregate acquisition price not exceeding JPY 300,000 million as treasury stock for the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC. This proposal is subject to an approval in the ordinary general shareholders' meeting in June 2002.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(14) Accumulated Other Comprehensive Income (Loss)

     Accumulated other comprehensive income (loss), net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

                                                                                   Yen (millions)
                                                                    -------------------------------------------
                                                                      2002              2001              2000
                                                                      ----              ----              ----
Foreign currency translation adjustments:
  Balance at beginning of year                                       (57,647)          (77,577)         (58,065)
  Other comprehensive income (loss),
   net of reclassification adjustments                                19,986            20,804          (19,090)
  Net transfer from (to) minority interests arising from
   conversion of subsidiaries' convertible debentures                      -                (3)               3
  Net transfer to minority interests arising from issuance
   of subsidiaries' common stock and other                              (351)             (871)            (425)
                                                                    --------          --------          -------
  Balance at end of year                                             (38,012)          (57,647)         (77,577)
                                                                    --------          --------          -------
Minimum pension liability adjustments:
  Balance at beginning of year                                      (182,936)                -                -
  Other comprehensive loss                                           (77,338)         (182,936)               -
  Net transfer from minority interests arising from
   issuance of subsidiaries' common stock and other                      174                 -                -
                                                                    --------          --------          -------
  Balance at end of year                                            (260,100)         (182,936)               -
                                                                    --------          --------          -------
Net unrealized holding gain on available-for-sale securities:
  Balance at beginning of year                                        51,041            95,019           81,266
  Other comprehensive income (loss),
   net of reclassification adjustments                               (11,132)          (43,991)          13,747
  Net transfer from (to) minority interests arising from
   conversion of subsidiaries' convertible debentures                      1                (6)              (7)
  Net transfer from minority interests arising from
   issuance of subsidiaries' common stock and other                       87                19               13
                                                                    --------          --------          -------
  Balance at end of year                                              39,997            51,041           95,019
                                                                    --------          --------          -------

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



                                                                               Yen (millions)
                                                               -------------------------------------------
                                                                 2002              2001              2000
                                                                 ----              ----              ----
Cash flow hedges:
  Balance at beginning of year                                    1,096                 -                -
  Other comprehensive income (loss),
   net of reclassification adjustments                           (1,464)            1,012                -
  Net transfer from (to) minority interests arising from
   issuance of subsidiaries' common stock and other                  (1)               84                -
                                                               --------          --------          -------
  Balance at end of year                                           (369)            1,096                -
                                                               --------          --------          -------
Total accumulated other comprehensive income (loss):
  Balance at beginning of year                                 (188,446)           17,442           23,201
  Other comprehensive loss, net of reclassification
   adjustments                                                  (69,948)         (205,111)          (5,343)
  Net transfer from (to) minority interests arising from
   conversion of subsidiaries' convertible debentures                 1                (9)              (4)
  Net transfer to minority interests arising from issuance
   of subsidiaries' common stock and other                          (91)             (768)            (412)
                                                               --------          --------          -------
  Balance at end of year                                       (258,484)         (188,446)          17,442
                                                               ========          ========          =======

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2002, 2001 and 2000 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

                                                                                              Yen (millions)
                                                                                ---------------------------------------
                                                                                                   2002
                                                                                ---------------------------------------
                                                                                Before-tax    Tax benefit    Net-of-tax
                                                                                  amount       (expense)       amount
                                                                                ----------    -----------    ----------
Other comprehensive income (loss) arising during the year:
  Foreign currency translation adjustments                                        19,511              -         19,511
  Minimum pension liability adjustments                                         (132,882)        55,544        (77,338)
  Net unrealized holding gain on available-for-sale
   securities                                                                    (97,342)        40,679        (56,663)
  Cash flow hedges                                                                  (948)           526           (422)
                                                                                --------        -------       --------
                                                                                (211,661)        96,749       (114,912)
Reclassification adjustments for net loss (gain) included in net loss:
  Foreign currency translation adjustments                                           475              -            475
  Net unrealized holding gain on available-for-sale
   securities                                                                     78,232        (32,701)        45,531
  Cash flow hedges                                                                  (767)          (275)        (1,042)
                                                                                --------        -------       --------
                                                                                  77,940        (32,976)        44,964
Other comprehensive income (loss), net of reclassification adjustments:
  Foreign currency translation adjustments                                        19,986              -         19,986
  Minimum pension liability adjustments                                         (132,882)        55,544       ( 77,338)
  Net unrealized holding gain on available-for-sale
   securities                                                                    (19,110)         7,978        (11,132)
  Cash flow hedges                                                                (1,715)           251         (1,464)
                                                                                --------        -------       --------
                                                                                (133,721)        63,773        (69,948)
                                                                                ========        =======       ========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


                                                                                            Yen (millions)
                                                                             ------------------------------------------
                                                                                                 2001
                                                                             ------------------------------------------
                                                                             Before-tax     Tax benefit      Net-of-tax
                                                                               amount        (expense)         amount
                                                                             ----------     -----------      ----------
Other comprehensive income (loss) arising during the year:
  Foreign currency translation adjustments                                      18,990              -           18,990
  Minimum pension liability adjustments                                       (314,158)       131,222         (182,936)
  Net unrealized holding gain on available-for-sale securities                 (55,311)        22,759          (32,552)
  Cash flow hedges                                                               2,742           (804)           1,938
                                                                              --------        -------         --------
                                                                              (347,737)       153,177         (194,560)
Reclassification adjustments for net loss (gain) included in net income:
  Foreign currency translation adjustments                                       1,814              -            1,814
  Net unrealized holding gain on available-for-sale securities                 (19,652)         8,213          (11,439)
  Cash flow hedges                                                              (1,670)           744             (926)
                                                                              --------        -------         --------
                                                                               (19,508)         8,957          (10,551)
Other comprehensive income (loss), net of reclassification adjustments:
  Foreign currency translation adjustments                                      20,804              -           20,804
  Minimum pension liability adjustments                                       (314,158)       131,222         (182,936)
  Net unrealized holding gain on available-for-sale securities                 (74,963)        30,972          (43,991)
  Cash flow hedges                                                               1,072            (60)           1,012
                                                                              --------        -------         --------
                                                                              (367,245)       162,134         (205,111)
                                                                              ========        =======         ========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



                                                                                             Yen (millions)
                                                                              ----------------------------------------
                                                                                                 2000
                                                                              ----------------------------------------
                                                                              Before-tax     Tax benefit    Net-of-tax
                                                                                amount        (expense)       amount
                                                                              ----------     -----------    ----------
Other comprehensive income (loss) arising during the year:
  Foreign currency translation adjustments                                      (19,183)             -       (19,183)
  Net unrealized holding gain on available-for-sale securities                   29,539        (12,422)       17,117
                                                                                -------        -------       -------
                                                                                 10,356        (12,422)       (2,066)
Reclassification adjustments for net loss (gain) included in net income:
  Foreign currency translation adjustments                                           93              -            93
  Net unrealized holding gain on available-for-sale securities                   (5,823)         2,453        (3,370)
                                                                                -------        -------       -------
                                                                                 (5,730)         2,453        (3,277)
Other comprehensive income (loss), net of reclassification adjustments:
  Foreign currency translation adjustments                                      (19,090)             -       (19,090)
  Net unrealized holding gain on available-for-sale securities                   23,716         (9,969)       13,747
                                                                                -------        -------       -------
                                                                                  4,626         (9,969)       (5,343)
                                                                                =======        =======       =======

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(15) Commitments and Contingencies

     As of March 31, 2002, outstanding commitments for the purchase of property, plant and equipment were approximately JPY 37,818 million.

     The Company and its operating subsidiaries are contingently liable for loan guarantees in the amount of approximately JPY 36,628 million as of March 31, 2002. In addition, Hitachi Capital Corporation, a financing subsidiary, is the guarantor of consumer loans totaling JPY 508,611 million as of March 31, 2002.

     Hitachi Capital Corporation provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, Hitachi Capital Corporation provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company provides a loan commitment to an affiliated company.

     The outstanding balance of the revolving lines of credits, credit facilities and loan commitment is as follows:

                                                              Yen (millions)
                                                              --------------
                                                                   2002
                                                                   ----
          Total commitment available                              678,861
          Amount utilized                                           1,125
                                                                  -------
          Balance available                                       677,736
                                                                  =======

     A portion of the revolving lines of credit which are pending credit approval cannot be utilized.

     It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

     As of March 31, 2002 and 2001, the companies are contingently liable for trade notes discounted and endorsed in the following amounts:

                                                               Yen (millions)
                                                             -------------------
                                                              2002         2001
                                                              ----         ----
          Notes discounted                                    3,452        6,464
          Notes endorsed                                     33,062       55,457
                                                             ------       ------
                                                             36,514       61,921
                                                             ======       ======

     The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(16) Other Income and Other Deductions

     As a part of Hitachi's corporate strategy to realign its organization to cope with the weak global demand for IT related products, intense price competition and continuous economic slow down in Japan, the Company and its subsidiaries reorganized their business structures and recorded restructuring charges of JPY 140,433 million for the year ended March 31, 2002. The components of the restructuring charges are as follows:

     1. Information & Telecommunication Systems division incurred JPY 18,496 million in restructuring charges as the result of a weak demand in IT related products in its telecommunication systems business mainly in North America.

     2. Electronic Devices division recorded JPY 73,859 million in restructuring costs associated with the withdrawal from cathode ray tubes business for personal computers and realignment of the semiconductor business. The withdrawal from the cathode ray tubes business is related to the division's effort to realign its business to focus its corporate resources on the flat panel display operations. The restructuring cost of the semiconductor business is related to the reorganization of semiconductor product lines and semiconductor facilities, which were necessitated due to the intense competition and general overcapacity in the market. The restructuring charges mainly relate to the disposal of property, plant and equipment.

     3. Digital Media & Consumer Products division incurred JPY 17,735 million in restructuring charges due to the general weakness in consumer demand. The restructuring occurred mainly at the overseas television manufacturing plants and sales network.

     4. High Functional Materials & Components division recorded restructuring charges of JPY 14,080 million due to the weak demand in its IT related products, particularly the demand for mobile telephone related parts. The restructuring charges mainly relate to the disposal of property, plant and equipment.

     5. Other divisions incurred restructuring charges of JPY 16,263 million with the majority of the restructuring charges related to the disposal of property, plant and equipment.

     In addition, the Company recorded a cost of JPY 185,105 million primarily for special termination benefits. The special termination benefits accrual of JPY 114,266 million as of March 31, 2002, which is related to the voluntary termination of approximately 10,100 employees, will be paid by March 31, 2003.

     Under the provision of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," certain subsidiaries recognized impairment losses in the amount of JPY 46,115 million. Impairment losses amounting to JPY 37,442 million, which are classified as restructuring charges, resulted due mainly to the significant decline in demand and prices of semiconductor products.

     The Company and certain subsidiaries estimated the future cash flows expected to result from the use of the assets and their eventual disposition, and recognized the sum of the expected future cash flows less the carrying amount of the asset as an impairment loss.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



     For the year ended March 31, 2001, the Company recorded a restructuring charge of JPY 8,814 million as other deductions, primarily associated with reorganization and streamlining of its domestic and overseas Consumer Products and Power & Industrial Systems divisions. Included in this total are special termination benefits of JPY 5,275 million. The special termination benefits accrual of JPY 2,371 million as of March 31, 2001, which was related to the voluntary termination of approximately 340 employees, was paid by March 31, 2002.

     For the year ended March 31, 2000, the Company recorded a restructuring charge of JPY 65,977 million as other deductions primarily associated with the Information Systems & Electronics division and Materials division, including the integration, reorganization and streamlining of domestic and overseas subsidiaries. Included in this total are special termination benefits of JPY 23,344 million, losses of JPY 17,702 million on the sale or disposal of assets, impairment losses on machinery and equipment of JPY 9,310 million and various other restructuring related charges of JPY 15,621 million. The special termination benefits accrual of JPY 18,545 million as of March 31, 2000, which was related to the voluntary termination of approximately 6,100 employees, was paid by March 31, 2001. The competitive market of hard disk drives caused its significant price decline during the year ended March 31, 2000. Under such situation, the Company recognized an impairment loss on the machinery and equipment mainly for the magnetic heads manufacturing, which are the main parts of hard disk drives, based on the comparison of the future net cash flows expected to be generated by the machinery and equipment and their carrying amounts. The present value of estimated future cash flows using a discount rate inherent to the Company was used as the fair value of those assets. Losses on the sale or disposal of assets amounted to JPY 12,979 million in Information Systems & Electronics division and JPY 3,895 million in Materials division.

     "Other deductions" for the year ended March 31, 2002 and "Other income" for the years ended March 31, 2001 and 2000 includes the net loss on securities in the amount of JPY 80,938 million and the net gain on securities in the amount of JPY 9,334 million and JPY 30,059 million, respectively. In addition, JPY 15,651 million of gross realized gains on contributions of available-for-sale securities to pension fund trusts is included in "Other income" for the year ended March 31, 2001. Equity in earnings of affiliated companies included in "Other deduction" for the years ended March 31, 2002 and 2000 and "Other income" for the year ended March 31, 2001 is a loss of JPY 35,756 million, JPY 6,426 million and a gain of JPY 2,559 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(17) Net Income (Loss) Per Share Information

     The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

                                                                                     Number of shares
                                                                    -------------------------------------------------
                                                                        2002              2001              2000
                                                                        ----              ----              ----
     Weighted average number of shares on
      which basic net income (loss) per share is calculated         3,337,850,007     3,337,926,578     3,337,895,280
     Effect of dilutive securities:
       5th series convertible debentures                                        -        28,442,656        28,473,510
       6th series convertible debentures                                        -        49,502,986                 -
       7th series convertible debentures                                        -       128,944,696                 -
                                                                    -------------     -------------     -------------
     Number of shares on which diluted net income (loss)
      per share is calculated                                       3,337,850,007     3,544,816,916     3,366,368,790
                                                                    =============     =============     =============


                                                                                      Yen (millions)
                                                                         --------------------------------------------
                                                                           2002               2001              2000
                                                                           ----               ----              ----
     Net income (loss) applicable to common stockholders                 (483,837)          104,380            16,922
     Effect of dilutive securities:
       5th series convertible debentures                                        -               325               325
       6th series convertible debentures                                        -               831                 -
       7th series convertible debentures                                        -             2,065                 -
       Other                                                                    -              (119)             (463)
                                                                         --------           -------            ------
     Net income (loss) on which diluted net income (loss)
      per share is calculated                                            (483,837)          107,482            16,784
                                                                         ========           =======            ======

                                                                                           Yen
                                                                          -------------------------------------------
     Net income (loss) per share:
       Basic                                                              (144.95)            31.27              5.07
       Diluted                                                            (144.95)            30.32              4.99

     The net income per share computation for the year ended March 31, 2000 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. The net loss per share computation for the year ended March 31, 2002 excludes all series convertible debentures because their effect would have been antidilutive.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(18) Supplementary Income Information

                                                                                          Yen (millions)
                                                                                 ------------------------------
                                                                                    2002       2001       2000
                                                                                    ----       ----       ----
         Taxes other than income taxes consist of the following:
           Property                                                                43,396     43,825     36,251
           Welfare                                                                202,369    198,447    209,377
           Other                                                                   15,596     15,828     16,816
                                                                                 --------    -------    -------
                                                                                  261,361    258,100    262,444
                                                                                 ========    =======    =======

         Maintenance and repairs                                                   89,786    106,542    100,903
         Research and development expense                                         415,448    435,579    432,342
         Provision for retirement and severance
          benefits and pension expense                                            195,820    152,943    203,893
         Advertising expense                                                       55,075     50,940     44,648
         Rent                                                                     155,237    148,463    202,420
         Exchange (gain) loss                                                      (7,424)    11,307     34,292


(19) Supplementary Cash Flows Information

                                                                           Yen (millions)
                                                                ----------------------------------
                                                                  2002         2001          2000
                                                                  ----         ----          ----
         Cash paid during the year for:
           Interest                                              52,881        50,073       52,046
           Income taxes                                         159,132       126,019       98,797

     Convertible debentures issued by the Company of JPY 556 million in 2002, JPY 32 million in 2001 and JPY 6 million in 2000 were converted into common stock. Convertible debentures issued by subsidiaries of JPY 579 million in 2002, JPY 2,305 million in 2001 and JPY 13,462 million in 2000 were converted into subsidiaries' common stock. Capital lease assets of JPY 3,874 million in 2002, and JPY 4,672 million in 2001 were capitalized.

     During the year ended March 31, 2001, the Company made an acquisition and integrated some of its subsidiaries and affiliates through exchange offer procedure as shown in note 23.

     The proceeds from sale of securities classified as available-for-sale discussed in note 2 are included in both "(Increase) decrease in short-term investments" and "Proceeds from sale of investments and subsidiaries' common stock" on the consolidated statements of cash flows.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(20) Derivative Instruments and Hedging Activities

     Overall risk profile

     The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximate 30% of their sales from overseas. These sales are mainly denominated in U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate.

     The financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate and interest rate.

     The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.


     Risk management policy

     The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's policy that the Company and its subsidiaries do not enter into derivative financial instruments for any purpose other than hedging purposes.


     Foreign currency exchange rate risk management

     The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

     In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with their policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

     The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Interest rate risk management

     The Company's and its subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. These debt obligations expose the Company and its subsidiaries to variability in the future cash outflow of interest payments due to changes in interest rates. Management believes it is prudent to minimize the variability caused by interest rate risk.

     To meet this objective, the Company and its subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and its subsidiaries receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed-rate long-term debt. The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.


     Fair value hedge

     Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions and cross currency swap agreements associated with financing transactions.

     The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2002 and 2001, respectively.


     Cash flow hedge

     Foreign Currency Exposure

     Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

     The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2002 and 2001.

     It is expected that approximately JPY 114 million of AOCI relating to existing forward exchange contracts will be reclassified into other deductions during the year ending March 31, 2003.

     As of March 31, 2002, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 26 months.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Interest Rate Exposure

     Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

     Interest charges for the years ended March 31, 2002 and 2001 includes gains of JPY 667 million and losses of JPY 1,357 million, respectively, which represents the component excluded from the assessment of hedge effectiveness.

     During the year ending March 31, 2003, approximately JPY 263 million of AOCI related to the interest rate swaps are expected to be reclassified as an offset to interest charges as a yield adjustment of the hedged debt obligations.

     The contract or notional amounts of derivative financial instruments held as of March 31, 2002 and 2001 are summarized as follows:

                                                             Yen (millions)
                                                          ---------------------
                                                           2002           2001
                                                           ----           ----
          Forward exchange contracts:
            To sell foreign currencies                    105,054       206,660
            To buy foreign currencies                      15,489        18,225
          Cross currency swap agreements:
            To sell foreign currencies                     71,798        99,830
            To buy foreign currencies                     170,802       209,573
          Interest rate swaps                             606,847       775,144

(21) Concentrations of Credit Risk

     The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions, because those are diversified and spread globally.

(22) Fair Value of Financial Instruments

     The following methods and assumptions are used to estimate the fair values of financial instruments:


     Investment in securities

     The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.


     Long-term debt

     The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the companies' incremental borrowing rates for similar borrowing arrangements.

     Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

     The carrying amount approximates the fair value because of the short maturity of these instruments.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Derivative financial instruments

     The fair values of forward exchange contracts, cross currency swap agreements and interest rate swaps are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

     The carrying amounts and estimated fair values of the financial instruments as of March 31, 2002 and 2001 are as follows:

                                                                  Yen (millions)
                                            ----------------------------------------------------------
                                                       2002                           2001
                                            --------------------------     ---------------------------
                                             Carrying       Estimated       Carrying        Estimated
                                              amounts      fair values       amounts       fair values
                                            ----------     -----------     ----------      -----------
Investment in securities:
  Short-term investments                       178,933        178,933         433,650         433,575
  Investments and advances                     446,148        446,139         554,564         554,560
Derivatives (Assets):
  Forward exchange contracts                       225            225             295             295
  Cross currency swap agreements                 3,456          3,456           3,298           3,298
  Interest rate swaps                            2,672          2,672           7,690           7,690
Long-term debt                              (2,164,386)    (2,222,585)     (2,293,916)     (2,398,899)
Derivatives (Liabilities):
  Forward exchange contracts                    (3,128)        (3,128)        (13,512)        (13,512)
  Cross currency swap agreements                (7,778)        (7,778)         (6,860)         (6,860)
  Interest rate swaps                           (3,021)        (3,021)         (2,516)         (2,516)

     It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2002 and 2001 totaled JPY 73,639 million and JPY 57,795 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(23) Merger and Acquisition

     On October 1, 2000, Hitachi Credit Corporation acquired all common stock of Hitachi Leasing, Ltd. in exchange for 13,386,240 shares of Hitachi Credit Corporation's common stock. Prior to this transaction, the ownership of Hitachi Credit Corporation, a core financial service business, and Hitachi Leasing, Ltd., a leasing and other corporate financing service business, were 53.4% and 50.0%, respectively. Consequently, the surviving entity changed its name to Hitachi Capital Corporation and became the Company's 53.0% owned subsidiary. The merger was accounted for using the purchase method and the Company consolidated Hitachi Leasing, Ltd. and its subsidiaries as if it had been merged effective April 1, 2000. The excess of purchase price over net assets acquired of the 50% interest in Hitachi Leasing, Ltd. not previously owned by the Company was not material.

     The effects of the purchase to the balance sheet as of April 1, 2000 are as follows:

                                                             Yen (millions)
                                                             --------------
Cash and cash equivalent                                          49,768
Investment in leases                                             736,505
Other assets                                                      73,018
Short-term and long-term debt                                   (743,985)
Other liabilities                                                (90,532)

     On a pro forma basis, revenue, net income and the per share information of the Company, with the assumed acquisition of April 1, 1999, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2000.

     On October 1, 2000, Kokusai Electric Co., Ltd. merged into Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. and changed its name to Hitachi Kokusai Electric Inc. Prior to the merger, Kokusai Electric Co., Ltd. and Yagi Antenna Co., Ltd., manufacturers and distributors of wireless telecommunication equipment, were 26.7% and 40.9% owned affiliates of the Company. Hitachi Denshi Co., Ltd., a manufacturer and distributor of broadcasting and telecommunication equipment, was a 63.7% owned subsidiary of the Company. Kokusai Electric Co., Ltd. issued common stock in exchange for common stock of Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. As a result, Hitachi Kokusai Electric Inc. became a 37.4% owned affiliate of the Company and is accounted for using the equity method. Total assets and net assets of Hitachi Denshi, Ltd. and its subsidiaries as of September 30, 2000 amounted to approximately JPY 56,959 million and JPY 23,237 million, respectively.

     On October 31, 2000, Experio Solutions Corporation (Experio), a wholly owned subsidiary of the Company, acquired the e-business consulting department of Grant Thornton LLP for JPY 15,674 million in cash. In addition, Experio issued its common stock valued at JPY 1,601 million to the department partners in lieu of a cash payment, and accordingly became a 91.4% owned subsidiary of the Company. The acquisition was recorded under the purchase method and the results of operations of the acquired e-business consulting have been included in the consolidated financial statements since the date of acquisition. This transaction resulted in an excess of purchase price over net assets acquired of JPY 15,895 million, which is being amortized on the straight-line method over 10 years.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     The allocation of acquisition costs to the assets and liabilities acquired is as follows:

                                                             Yen (millions)
                                                             --------------
Assets acquired                                                   2,009
Goodwill                                                         15,895
Liabilities assumed                                                (263)
Common stock issued to department partners                       (1,601)
Direct acquisition costs                                           (366)
Cash paid to Grant Thornton                                     (15,674)

     On a pro forma basis, revenue, net income and the per share information of the Company with the assumed acquisition of April 1, 2000 and 1999 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2001 and 2000.


(24) Stock Option Plans

     The Company has two stock option plans under which non-employee directors and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant, are exercisable from one year after the date of grant and expire 5 years after the date of grant. Under APB No. 25, the Company recognized no compensation expense related to employee stock options for the years ended March 31, 2002 and 2001, as no options were granted at a price below the market price on the day of the grant.

     A summary of stock option plans activity for the years ended March 31, 2002 and 2001 is as follows:

                                                     2002                                    2001
                                       ----------------------------------    ----------------------------------
                                                             Weighted-                             Weighted-
                                       Stock options          average        Stock options          average
                                         (shares)          exercise price      (shares)          exercise price
                                       -------------       --------------    -------------       --------------
Outstanding at beginning of year           527,000             1,451                  -                  -
Granted                                  1,090,000             1,270            527,000              1,451
Forfeited                                 (180,000)            1,451                  -                  -
                                         ---------             -----            -------              -----
Outstanding at end of year               1,437,000             1,314            527,000              1,451
                                         =========             =====            =======              =====

Weighted-average remaining
contractual life                                  4.1 years                              4.3 years
Options exercisable at end of year              347,000 shares                               -

     The pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the years ended March 31, 2002 and 2001 were not material.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(25) Subsequent Events

     On June 3, 2002, the Company signed a definitive agreement with International Business Machines Corp. (IBM) to transfer IBM's hard disk drive operations and related intellectual property portfolio to a new stand-alone company. Hitachi will purchase the majority ownership in this new company for a total cash purchase price of JPY 272,650 million. The purchase price, which will be subject to a purchase price adjustment, will be paid over a three-year period in the amounts of JPY 190,855 million, JPY 27,265 million and JPY 54,530 million for a cumulative ownership interest by the Company of 70%, 80% and 100% in each of the three years, respectively. The Company will have full voting rights to the new company upon closing and the new company will be required to have JPY 19,950 million in cash and cash equivalents prior to closing.

     On May 28, 2002, the Company signed a share exchange agreement with UNISIA JECS Corporation (UJ) to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. This transaction will be completed on October 1, 2002 and the Company will be issuing 25,143,245 shares in total. This share exchange agreement is subject to approval by the UJ shareholders' meeting on June 27, 2002.

                                                                    Schedule II

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                                    Reserves

                    Years ended March 31, 2002, 2001 and 2000

                              (In millions of yen)


                                    Balance at      Charged      Net decrease      Bad debts      Balance
                                    beginning         to          in unearned       written       at end
                                    of period       income          income            off        of period
                                    ----------      -------      ------------      ---------     ---------

Year ended March 31, 2002:
   Allowance for doubtful
     receivables                        21,028       19,200                 -         (5,344)       34,884

   Unearned income-
     installment financing               1,231            -              (224)             -         1,007
                                    ----------      -------      ------------      ---------     ---------
                                        22,259       19,200              (224)        (5,344)       35,891
                                    ==========      =======      ============      =========     =========

Year ended March 31, 2001:
   Allowance for doubtful
     receivables                        14,430       11,307                 -         (4,709)       21,028

   Unearned income-
     installment financing               7,767            -            (6,536)             -         1,231
                                    ----------      -------      ------------      ---------     ---------
                                        22,197       11,307            (6,536)        (4,709)       22,259
                                    ==========      =======      ============      =========     =========

Year ended March 31, 2000:
   Allowance for doubtful
     receivables                        17,233         (763)                -         (2,040)       14,430

   Unearned income-
     installment financing               8,710            -              (943)             -         7,767
                                    ----------      -------      ------------      ---------     ---------
                                        25,943         (763)             (943)        (2,040)       22,197
                                    ==========      =======      ============      =========     =========


Item 18.  Financial Statements

Not applicable.


Item 19.  Exhibits

1.1       Articles of Incorporation of Hitachi, Ltd., as amended (English
          Translation)

1.2       Share Handling Regulations of Hitachi, Ltd., as amended (English
          Translation)

1.3 Board of Directors Regulations of Hitachi, Ltd., as amended (English Translation)

10 (a) 1 Certification of Chief Executive Officer or Equivalent Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10 (a) 2 Certification of Chief Financial Officer or Equivalent Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES



The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                                            Hitachi, Ltd.
                                                       ------------------------
                                                            (Registrant)



Date: September 26, 2002            By  /s/ Kazuo Kumagai
                                        ---------------------------------------
                                          Kazuo Kumagai
                                          Executive Vice President and Director

                                  CERTIFICATIONS


I, Etsuhiko Shoyama, certify that:

1.   I have reviewed this annual report on Form 20-F of Hitachi, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: September 26, 2002

                                                /s/ Etsuhiko Shoyama
                                               --------------------------------
                                                 Etsuhiko Shoyama
                                                 President and Director



I, Yoshiki Yagi, certify that:

1.   I have reviewed this annual report on Form 20-F of Hitachi, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


Date: September 26, 2002

                                                /s/ Yoshiki Yagi
                                               --------------------------------
                                                 Yoshiki Yagi
                                                 Executive Vice President and
                                                 Director

Exhibit Index

1.1       Articles of Incorporation of Hitachi, Ltd., as amended (English
          Translation)

1.2       Share Handling Regulations of Hitachi, Ltd., as amended (English
          Translation)

1.3       Board of Directors Regulations of Hitachi, Ltd., as amended (English
          Translation)

10 (a) 1  Certification of Chief Executive Officer or Equivalent Pursuant to 18
          U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002

10 (a) 2  Certification of Chief Financial Officer or Equivalent Pursuant to
          18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002