Form 20-F
period 2003-03-31
HITACHI LTD
filed 2003-09-30
CIK 47710

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

                    For the fiscal year ended March 31, 2003
                                              --------------

                                       OR

  (   )         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to ___________

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
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

       Title of each class            Name of each exchange on which registered
       -------------------            -----------------------------------------
   American Depositary Shares                  New York Stock Exchange
-------------------------------     --------------------------------------------
          Common Stock                         New York Stock Exchange
-------------------------------     --------------------------------------------

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

Common Stock        3,368,124,286 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X     No ___
    ---

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X   Item 18 ___
        ---

Fiscal years 2002, 2001 and 2000 of this report indicate Hitachi, Ltd.'s fiscal years ended March 31, 2003, 2002 and 2001.

Unless the context indicates otherwise, the term "Company" refers to Hitachi, Ltd. and the term "Hitachi" refers to Hitachi, Ltd. and its consolidated subsidiaries.


Cautionary Statement

Certain statements contained in this annual report may constitute forward-looking statements which reflect management's current views with respect to certain future events and financial performance based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements and from historical trends include, but are not limited to:

  - rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

  - uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

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

  - uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

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

  - uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

  - uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this report, or in other materials published by the Company.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.


Item 2.  Offer Statistics and Expected Timetable

Not applicable.


Item 3.  Key Information

A. Selected Financial Data

                                                                          Year ended March 31
                                             -------------------------------------------------------------------------------
                                                    1999           2000            2001           2002            2003
                                             -------------------------------------------------------------------------------
                                                   (Millions of yen, except per share amounts and number of shares issued)
Total revenues                                    7,977,374      8,001,203       8,416,982      7,993,784       8,191,752
Income (loss) before income taxes and
  minority interests                               (221,174)        79,235         323,655       (586,072)         96,828
Net income (loss)                                  (327,611)        16,922         104,380       (483,837)         27,867
Per common share:
  Net income (loss)
    Basic                                            (98.15)          5.07           31.27        (144.95)           8.31
    Diluted                                          (98.15)          4.99           30.32        (144.95)           8.19
  Cash dividends declared                              5.50           6.00           11.00           3.00            6.00
                                                    ($0.045)       ($0.058)        ($0.094)       ($0.024)        ($0.049)

Cash and cash equivalents                         1,237,527      1,357,432       1,381,603      1,029,374         828,171
Short-term investments                              605,679        632,434         433,650        178,933         186,972
Total assets                                      9,847,742      9,983,361      11,246,608      9,915,654      10,179,389
Short-term debt and current
  installments of long-term debt                  1,159,811      1,305,670       1,611,855      1,199,921       1,328,446
Long-term debt                                    1,478,168      1,482,810       1,881,270      1,798,303       1,512,152
Minority interests                                  776,462        791,925         825,158        798,744         751,578
Stockholders' equity                              3,006,015      2,987,687       2,861,502      2,304,224       1,853,212
Common stock                                        281,735        281,738         281,754        282,032         282,032
Number of shares issued
(thousand shares)                                 3,337,895      3,337,900       3,337,932      3,338,481       3,368,124

Note: On April 1, 2000, Hitachi adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, figures for all prior periods have been restated.

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Translation of dividend amounts into U.S. dollars is based on such rates at each respective payment date. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

     Yen exchange rates per U.S. dollar:
      Year ended March 31                   Average        High          Low
      -------------------                   -------        ----          ---
        1999                                 128.10
        2000                                 110.02
        2001                                 111.65
        2002                                 125.64
        2003                                 121.10

        March 2003                                        121.42       116.47
        April 2003                                        120.55       118.25
        May 2003                                          119.50       115.94
        June 2003                                         119.87       117.46
        July 2003                                         120.55       117.24
        August 2003                                       120.47       116.71

     On September 10, 2003, the yen exchange rate per U.S. dollar was 117.13 yen per $1.


B. Capitalization and Indebtedness

Not applicable.


C. Reasons for the Offer and Use of Proceeds.

Not applicable.


D. Risk Factors

Hitachi operates in a broad range of business fields, conducts business on a global scale, and utilizes sophisticated specialized technologies to carry on its operations. It is therefore exposed to risks attributable to the economic environment, risks inherent in individual industrial sectors and business lines, and risks related to management.

Although certain risks that may affect Hitachi's businesses are listed in this section, the list is not exhaustive. Hitachi's businesses may in the future also be affected by other risks that are currently unknown or that are not currently considered significant. The items set forth in this section contain information relating to the forward-looking statements subject to "Cautionary Statement" beginning on page 2 of this report.

Certain of the risk factors that may affect Hitachi are set out below.

Risks related to economic environment

..  Economic trends
   The continuing adverse economic environment in Hitachi's main markets may have a negative effect on Hitachi's business results. Decreases in consumption owing to economic downturns in Japan, North America, Asia and other major markets where Hitachi does business may negatively impact Hitachi's business results by reduced demand and increased price competition for the products and services Hitachi offers. In addition, the adverse economic environment may result in increased risks of excess inventories and overcapacities, and further restructuring measures by Hitachi, which could pose associated expenses.

..  Currency exchange rate fluctuations
   Since Hitachi conducts business in many foreign countries, a certain portion of its assets, liabilities, revenues and expenses are denominated in various currencies, principally the U.S. dollar. Fluctuations in currency exchange rates may affect Hitachi's financial results, which are reported in Japanese yen. A strong yen, for example, reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenues.

Risks related to industrial sectors and business lines

..  Rapid technological innovation
   New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the field of information systems and electronics. The development of such advanced technologies and their continuous, timely and cost-effective incorporation in products and services is indispensable to stay competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that Hitachi's research and development will result in success. Should Hitachi fail in its endeavors to so develop and incorporate such advanced technologies, the results of operations of related Hitachi businesses may be negatively impacted.

..  Intense competition
   The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Globalization of markets and commoditization of such products are making price competition in the business sectors in which Hitachi is engaged increasingly intense. To succeed in this competitive environment, Hitachi believes its products and services must be competitive in terms of price, engineering expertise, quality and brand value. Hitachi cannot be certain that each or any of the products or services that it offers will be competitive, and should each or any such products or services fail to be competitive, Hitachi's business results may be negatively affected.

..  Supply and demand balance
   Supply in excess of demand leads to a decline in selling prices and thus, such oversupply in the markets in which Hitachi is involved may adversely affect Hitachi's performance. In addition, Hitachi may be forced to dispose overcapacity and obsolete equipment to adjust supply and demand, which can cause Hitachi losses. Semiconductor industry and liquid crystal display industry, in particular, are highly cyclical and cyclical downturns are characterized by a sharp fall in prices and overcapacity. Hitachi's semiconductor business and liquid crystal display business have recently been and may be in the future negatively impacted by a periodic oversupply in the global markets.

.. Dependence on the ability of third parties to deliver materials and components
   Hitachi's manufacturing operations rely on third parties for supplies of parts, components and services of adequate quality and quantity and in a timely manner. External suppliers may have other customers and may not have sufficient capacity to meet all of the needs of such customers during periods of excess demand. Although in general, Hitachi maintains multiple sources of supply and works closely with its suppliers to avoid supply-related problems, such problems including shortages and delays may occur, which could materially harm Hitachi's business. In addition, reliance on outside sources increases the risk that Hitachi will not be able to control or avoid the introduction under the Hitachi name of products incorporating defective or inferior components, which could impose expenses for product recalls and lawsuits on Hitachi and adversely affect Hitachi's business results or its reputation for quality products.

Risks related to management

..  Dependence on specially skilled personnel
   Hitachi believes it can continue to remain competitive only if it can maintain and secure additional people who are highly skilled in the fields of management and technology. However, the number of skilled personnel is limited and the competition for attracting and maintaining such personnel is intense, particularly in the information technology industry. Hitachi cannot assure that it will be able to successfully maintain and secure additional skilled personnel.

..  Acquisitions, joint ventures and strategic alliances
   In every operating sector, Hitachi conducts business through acquisitions of other companies, joint ventures and strategic alliances with outside partners to develop new technologies and products, and to strengthen competitiveness. Such transactions are inherently risky, including because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect Hitachi's business. The success of alliances may also be adversely affected by decisions or performance of alliance partners other than Hitachi or by adverse business trends. Hitachi may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that Hitachi will be able to successfully integrate acquired businesses or achieve all or any of the initial aims through such transactions.

..  Restructuring of business
   Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by closing unprofitable operations, divesting its subsidiaries and affiliated companies, reorganizing production bases and sales network and reducing its workforce. In connection with these actions, there may occur costs that adversely affect Hitachi's financial results and condition. Restructuring measures may be constrained or intended plans cannot be implemented in a timely manner due to governmental regulations, employment issues and underdevelopment of Japanese M&A market. Moreover, Hitachi may not achieve all of the goals that it aims for through these actions.

..  Measures taken under the medium-term management plan
   In January 2003, Hitachi announced a new medium-term management plan through the fiscal year ending March 31, 2006. Hitachi plans to realign its business portfolio by exiting certain businesses and increasing focus on targeted businesses under the management plan. A variety of exit strategies may be employed to exit the selected businesses, including divestiture and closure. Significant costs may arise in connection with these actions, including costs related to the restructuring of businesses and losses related to the sale of securities. While increasing focus on targeted businesses may require a significant commitment to investment and research and development, there can be no assurance that Hitachi's investment and research and development efforts will be successful. In addition, there can be no assurance that the strategic realignment of businesses under the plan will be beneficial to Hitachi's business or financial condition. Even assuming the strategic realignment would be beneficial, Hitachi may fail to properly implement the measures under the plan, which might adversely affect Hitachi's financial condition and results of operations.

..  Intellectual property
   Hitachi depends in part on intellectual property rights covering its products, product design and manufacturing processes. Hitachi owns or licenses a large number of intellectual property rights and, when Hitachi believes it is necessary or desirable, obtains additional licenses for the use of other parties' intellectual property rights. If Hitachi fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected. In addition, since intellectual property litigation is costly and unpredictable, Hitachi's efforts to protect its intellectual property rights or to defend itself against claims relating to intellectual property rights made by others could impose considerable expenses on Hitachi.

..  Product quality and liability
   Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies. Reliance on external suppliers reduces Hitachi's control over quality assurance. There is a risk that defects may occur in Hitachi's products and services. The occurrence of such defects could make Hitachi liable for damages caused by the defects and could negatively impact Hitachi's reputation for quality products and thereby adversely affect Hitachi's business results.

..  Risks of natural disasters and similar events
   Portions of Hitachi's facilities, including its research and development facilities, manufacturing facilities and the Company's headquarters, are located in Japan, where seismic activity is frequent. Large earthquakes or other significant natural disasters could have a negative impact on Hitachi's operating activities, results of operations and financial condition. In addition, with the increased importance of information systems in Hitachi's operating activities, disruptions in such information systems due to computer viruses and other factors could have a negative impact on Hitachi's operating activities, results of operations and financial condition.

..  Governmental regulations
   Hitachi's business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Significant changes in such regulations may limit Hitachi's business activities or increase operating costs.

..  Financial risks
   Hitachi owns marketable securities that are exposed to stock market risks. Declines in stock market prices may have an adverse effect on Hitachi's financial condition and results of operations. Hitachi is dependent on the capital market for long-term financing secured through the issue of debentures and long-term borrowing from financial institutions, which exposes Hitachi to interest rate and credit risks.

..  Retirement benefits
   Hitachi has significant employee retirement benefit costs which are derived from actuarial valuations based on a number of assumptions. Assumptions may differ from actual results and may adversely and materially affect Hitachi's financial condition and results of operations. For example, difference between expected return assumptions and actual return on plan assets could result in a material understatement of Hitachi's funding obligations which may adversely affect Hitachi's financial condition and results of operations. In addition, changes in valuation assumptions, such as the discount rate or the expected return on plan assets, may have a material effect on Hitachi's financial condition and results of operations.

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

In January 2003, Hitachi launched a new medium-term management plan defining the direction and goals of its businesses through the fiscal year ending March 31, 2006. The plan includes, among other things, a realignment of Hitachi's business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. In addition, under the plan, Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. The businesses on which Hitachi plans to increase focus include its storage solutions business, hard disk drive business and automotive equipment business. Hitachi also expects under the plan to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See "Item
5. Operating and Financial Review and Prospects - A. Operating Results" and "Item 6. Directors, Senior Management and Employees."

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

On October 1, 2002, the Company made UNISIA JECS CORPORATION a wholly-owned subsidiary through a share exchange. The purpose of the transaction was to strengthen Hitachi's competitiveness in the automotive products business. UNISIA JECS CORPORATION changed its name to Hitachi Unisia Automotive, Ltd. on the same date.

In June 2002, the Company and International Business Machines Corporation ("IBM") entered into an agreement under which their respective hard disk drive operations would be transferred to a new standalone company and the Company would then purchase a majority ownership in the new company. The purpose of the transaction was to strengthen hard disk drive operations in a highly competitive market. The deal closed on December 31, 2002 and the new company, Hitachi Global Storage Technologies, Inc., commenced operations on January 1, 2003.

On April 1, 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi Electric Corporation ("Mitsubishi"). Hitachi expects the new company, Renesas Technology Corp. ("Renesas"), to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi. Renesas is expected to be accounted for under the equity method by Hitachi.

Hitachi's capital expenditures for fixed assets on a completion basis were JPY 787,496 million, JPY 856,279 million and JPY 971,095 million in fiscal 2002, 2001 and 2000. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products and electronic devices, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The decrease in capital expenditures during fiscal 2001 reflected curbs on expenditures in the semiconductor sector. The decrease in capital expenditures during fiscal 2002 reflected Hitachi's increasingly selective attitude toward investment decisions. In April 2003, Hitachi projected that, for the fiscal year ending March 31, 2004, its capital expenditures would amount to approximately JPY 810,000 million, primarily invested in Japan. Hitachi expects this investment to be funded primarily through internal sources of financing.


B. Business Overview

Main Categories of Products and Services

Hitachi's business is highly diversified. Starting from the fiscal year ended March 31, 2002, Hitachi has reclassified its operations into seven industry segments: (1) Information & Telecommunication Systems, (2) Electronic Devices,
(3) Power & Industrial Systems, (4) Digital Media & Consumer Products, (5) High Functional Materials & Components, (6) Logistics, Services & Others and (7) Financial Services. Hitachi's major categories of products and services offered in each segment as of March 31, 2003 are shown below. This classification of segments is required pursuant to a ministerial ordinance under the Securities and Exchange Law of Japan.

(1) Information & Telecommunication Systems
     Systems Integration, Software, Disk Array Subsystems, Hard Disk Drives, Servers, Mainframes, Personal Computers, Computer Peripherals, Telecommunications Equipment

(2) Electronic Devices
     System LSIs, Memories, Multi-Purpose Semiconductors, Liquid Crystal Displays, Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment

(3) Power & Industrial Systems
     Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Plant Engineering and Construction, Industrial Machinery and Plants, Air-Conditioning Equipment, Construction Machinery, Railway Vehicles, Elevators, Escalators, Automotive Equipment, Environmental Control Systems

(4) Digital Media & Consumer Products
     Optical Disk Drives, Television Sets, Mobile Phones, LCD Projectors, Room Air Conditioners, Refrigerators, Washing Machines, Batteries, Information Storage Media

(5) High Functional Materials & Components
     Wires and Cables, Copper Products, Malleable Cast-Iron Products, Forged and Cast-Steel Products, Specialty Steels, Magnetic Materials, Chemical Products, Electrical Insulating Materials, Synthetic Resin Materials and Products, Carbon Products, Printed Circuit Boards, Ceramic Materials

(6) Logistics, Services & Others
     General Trading, Transportation, Property Management

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

Overseas sales amounted to JPY 2,645,209 million in fiscal 2002, accounting for 32% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi's operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See "Item 5. Operating and Financial Review and Prospects - A. Operating Results."

Hitachi's widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of its business is dependent upon one or a few customers.

Segment Information

Hitachi has not presented segment information in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No.131, "Disclosures about Segments of an Enterprise and Related Information," since foreign issuers are presently exempted from these disclosure requirements for the purpose of Securities Exchange Act filings with the SEC. However, Hitachi is required to disclose the segment information presented below in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan. Hitachi believes that this presentation may be useful in understanding Hitachi's results of operations.

(1) Industry Segment

                                                                 Year ended March 31
                                                                 -------------------
                                                    2001                 2002                  2003
                                             ------------------   ------------------    ------------------
                                                                   (Millions of yen)
Revenues
  Information & Telecommunication Systems      1,796,084    17%     1,829,661    18%      1,899,651    19%
  Electronic Devices                           2,011,717    19      1,487,200    15       1,570,069    15
  Power & Industrial Systems                   2,321,104    21      2,266,895    23       2,297,068    22
  Digital Media & Consumer Products            1,053,199    10      1,170,744    12       1,205,551    12
  High Functional Materials & Components       1,467,345    13      1,250,248    12       1,248,550    12
  Logistics, Services & Others                 1,599,369    15      1,430,825    14       1,449,594    14
  Financial Services                             592,774     5        567,138     6         579,267     6
    Subtotal                                  10,841,592   100%    10,002,711   100%     10,249,750   100%
                                                          ====                 ====                  ====
  Eliminations and Corporate Items            (2,424,610)          (2,008,927)           (2,057,998)
                                             -----------          -----------           -----------
    Total                                      8,416,982            7,993,784             8,191,752
                                             ===========          ===========           ===========

Operating Income (Loss)

  Information & Telecommunication Systems         48,921    13%        35,757     -%        110,523     -%
  Electronic Devices                             118,128    31       (163,633)    -         (23,242)    -
  Power & Industrial Systems                      77,269    20         55,004     -          53,253     -
  Digital Media & Consumer Products                1,541     0        (14,675)    -           6,204     -
  High Functional Materials & Components          83,415    22        (22,024)    -          18,301     -
  Logistics, Services & Others                     8,437     2          3,257     -          10,352     -
  Financial Services                              44,146    12         37,403     -          12,067     -
    Subtotal                                     381,857   100%       (68,911)    -%        187,458     -%
                                                          ====                 ====                  ====
  Eliminations and Corporate Items               (39,545)             (48,504)              (34,491)
                                             -----------          -----------           -----------
    Total                                        342,312             (117,415)              152,967
                                             ===========          ===========           ===========

                                                                   Year ended March 31
                                                                   -------------------
                                                      2001                2002                2003
                                               ------------------  ------------------  ------------------
                                                                    (Millions of yen)
 Segment Assets
   Information & Telecommunication Systems       1,342,252    12%    1,307,248    13%    1,702,104    16%
   Electronic Devices                            1,582,447    15     1,246,285    13     1,345,835    13
   Power & Industrial Systems                    2,230,193    20     2,060,169    21     2,194,445    21
   Digital Media & Consumer Products               820,212     8       743,515     7       782,420     8
   High Functional Materials & Components        1,520,718    14     1,349,133    14     1,298,973    13
   Logistics, Services & Others                  1,191,298    11     1,051,712    11     1,016,599    10
   Financial Services                            2,193,057    20     2,114,367    21     1,932,459    19
     Subtotal                                   10,880,177   100%    9,872,429   100%   10,272,835   100%
                                                             ===                 ===                 ===
   Eliminations and Corporate Items                366,431              43,225             (93,446)
                                               -----------         -----------         -----------
     Total                                      11,246,608           9,915,654          10,179,389
                                               ===========         ===========         ===========

 Depreciation & Amortization
   Information & Telecommunication Systems         106,256    19%      105,716    18%      106,958    19%
   Electronic Devices                              153,789    27       168,706    28       120,911    22
   Power & Industrial Systems                       68,733    12        70,236    12        77,697    14
   Digital Media & Consumer Products                46,155     8        46,419     8        43,083     8
   High Functional Materials & Components           84,317    15        83,573    14        75,833    13
   Logistics, Services & Others                     38,383     7        40,058     7        32,700     6
   Financial Services                               64,728    12        79,124    13       102,468    18
     Subtotal                                      562,361   100%      593,832   100%      559,650   100%
                                                             ===                 ===                 ===
   Eliminations and Corporate Items                  4,315               4,796               6,719
                                               -----------         -----------         -----------
     Total                                         566,676             598,628             566,369
                                               ===========         ===========         ===========

 Tangible & Intangible Asset Increase
   Information & Telecommunication Systems         135,636    12%      137,802    13%      203,380    18%
   Electronic Devices                              230,684    20       125,373    12       107,373     9
   Power & Industrial Systems                       83,012     7        85,936     8        94,920     8
   Digital Media & Consumer Products                48,135     4        40,871     4        37,074     3
   High Functional Materials & Components          111,292     9        85,112     8        64,511     6
   Logistics, Services & Others                     36,519     3        44,823     4        35,498     3
   Financial Services                              527,429    45       551,017    51       608,434    53
     Subtotal                                    1,172,707   100%    1,070,934   100%    1,151,190   100%
                                                             ===                 ===                 ===
   Eliminations and Corporate Items                (69,824)            (57,436)            (65,483)
                                               -----------         -----------         -----------
     Total                                       1,102,883           1,013,498           1,085,707
                                               ===========         ===========         ===========

(2) Geographic Segment

                                                              Year ended March 31
                                                              -------------------
                                                2001                 2002                 2003
                                         ------------------   ------------------   ------------------
                                                               (Millions of yen)
  Revenues
    Japan
      Outside customer sales               6,557,736    65%     6,134,554    66%     6,290,654    65%
      Intersegment transactions            1,148,587    12        892,562    10      1,026,916    11
                                         -----------  ----    -----------  ----    -----------  ----
        Total                              7,706,323    77      7,027,116    76      7,317,570    76
    Asia
      Outside customer sales                 550,303     6        607,041     6        651,228     7
      Intersegment transactions              415,946     4        349,337     4        351,006     3
                                         -----------  ----    -----------  ----    -----------  ----
        Total                                966,249    10        956,378    10      1,002,234    10
    North America
      Outside customer sales                 863,349     9        830,959     9        802,582     8
      Intersegment transactions               48,141     0         45,382     0         38,753     1
                                         -----------  ----    -----------  ----    -----------  ----
        Total                                911,490     9        876,341     9        841,335     9
    Europe
      Outside customer sales                 395,809     4        364,840     4        379,615     4
      Intersegment transactions               27,513     0         32,268     0         28,382     0
                                         -----------  ----    -----------  ----    -----------  ----
        Total                                423,322     4        397,108     4        407,997     4
    Other Areas
      Outside customer sales                  49,785     0         56,390     1         67,673     1
      Intersegment transactions                4,254     0          2,359     0          2,645     0
                                         -----------  ----    -----------  ----    -----------  ----
        Total                                 54,039     0         58,749     1         70,318     1
          Subtotal                        10,061,423   100%     9,315,692   100%     9,639,454   100%
                                                      ====                 ====                 ====
    Eliminations and Corporate Items      (1,644,441)          (1,321,908)          (1,447,702)
                                         -----------          -----------          -----------
          Total                            8,416,982            7,993,784            8,191,752
                                         ===========          ===========          ===========

  Operating Income (Loss)
    Japan                                    303,359    82%       (70,420)    -%       155,684    82%
    Asia                                      45,032    12         (5,090)    -         18,357    10
    North America                              7,037     2        (21,053)    -          6,336     3
    Europe                                    13,109     4          4,007     -          6,720     4
    Other Areas                                1,246     0          1,842     -          2,097     1
      Subtotal                               369,783   100%       (90,714)    -%       189,194   100%
                                                      ====                 ====                 ====
    Eliminations and Corporate Items         (27,471)             (26,701)             (36,227)
                                         -----------          -----------          -----------
      Total                                  342,312             (117,415)             152,967
                                         ===========          ===========          ===========

  Segment Assets
    Japan                                  8,492,338    82%     7,685,632    82%     7,935,395    81%
    Asia                                     659,153     6        624,864     7        731,108     7
    North America                            662,439     7        603,980     6        592,530     6
    Europe                                   471,040     5        434,239     5        502,446     5
    Other Areas                               37,428     0         39,492     0         55,824     1
      Subtotal                            10,322,398   100%     9,388,207   100%     9,817,303   100%
                                                      ====                 ====                 ====
    Eliminations and Corporate Items         924,210              527,447              362,086
                                         -----------          -----------          -----------
      Total                               11,246,608            9,915,654           10,179,389
                                         ===========          ===========          ===========

(3) Revenues by Market

                                         Year ended March 31
                                         -------------------
                             2001                2002              2003
                      -----------------   ----------------   ---------------
                                          (Millions of yen)

  Domestic sales       5,791,300    69%    5,444,662   68%   5,546,543   68%
  Overseas sales
    Asia                 966,870    11       896,050   11    1,017,439   12
    North America        903,800    11       930,629   12      890,684   11
    Europe               550,968     7       513,310    6      537,029    7
    Other Areas          204,044     2       209,133    3      200,057    2
      Subtotal         2,625,682    31     2,549,122   32    2,645,209   32
                      ----------  ----    ---------- ----   ---------- ----
        Total          8,416,982   100%    7,993,784  100%   8,191,752  100%
                      ==========  ====    ========== ====   ========== ====

    Notes: 1.   Revenues by segment include intersegment transactions.
           2.   Geographic Segment is based on the locations of Hitachi's
                facilities where products or services are produced.
           3.   Figures for Revenues by Market are based on the locations of the customer to whom Hitachi's products or services are sold.
           4.   In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income
                (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the adoption of EITF issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee
                Pension Fund Liabilities" are included as part of operating income (loss). See notes (16), (17) and (18) to the consolidated financial statements.
           5.   Hitachi has changed industry segment classifications starting from the fiscal year ended March 31, 2002. Accordingly, figures for the fiscal year ended March 31, 2001 have been restated.

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

Hitachi's computer business consists of hardware products, software and solutions business. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, disk array subsystems, hard disk drives, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the solutions business in which customized solutions are developed and offered to customers with Hitachi's hardware and software products, as well as other venders' products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications equipment and components such as switches and fiber optic components, which are delivered to customers in data and telecommunication industries.

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

Over the medium term, in accordance with changing market requirements, Hitachi intends to expand its solutions business in growing areas, such as network business and outsourcing business. In overseas markets, especially in North America, Hitachi focuses on storage solutions business integrating its large-capacity disk array subsystems, software and related services and drives expansion in its IT solutions business. In accordance with this strategy, Experio Solutions Corporation (currently Hitachi Consulting Corporation), a subsidiary of the Company, acquired the e-Business Consulting Group of Grant Thornton LLP, an accounting and management-consulting firm, in October 2000 and two IT consulting companies in fiscal 2001 and expanded its business, including by hiring consultants from Arthur Andersen LLP in fiscal 2002.

In June 2002, the Company and IBM entered into an agreement under which their respective hard disk drive operations would be transferred to a new standalone company and the Company would then purchase a majority ownership in the new company. The purpose of the transaction was to strengthen hard disk drive operations in a highly competitive market. The deal closed on December 31, 2002 and the new company, Hitachi Global Storage Technologies, Inc., commenced operations on January 1, 2003. Hitachi believes the new company will be able to realize increased competitiveness in the hard disk drive industry, including as a result of access to the combined R&D capabilities of Hitachi and IBM, an expanded product line-up, increased production capacity and an enhanced global sales and support network.

Hitachi believes strategic alliances are important to improve time to market requirements. The Company entered into an alliance with IBM in the field of servers and joined Microsoft Corporation in establishing a joint-venture company in the system solutions business for enterprises in fiscal 2000. The Company and one of its subsidiaries entered into an agreement with Sun Microsystems, Inc. in the area of storage systems including cross-license, distribution and development of storage software in fiscal 2001.

In fiscal 2002, the segment accounted for 19% of total revenues before eliminations and posted operating income of JPY 110,523 million.

Electronic Devices

The Electronic Devices segment provides semiconductors, liquid crystal displays, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. Semiconductors and liquid crystal displays form the nucleus of this segment.

Semiconductors are used extensively in many industries, including computers, digital consumer products and automobiles. Hitachi's product line for semiconductors consists of system LSIs, semiconductor memories and other multi-purpose semiconductors. Hitachi develops and manufactures advanced memory chips. Recently, Hitachi has been giving more emphasis on system LSIs which combine memories, microprocessors and other components on a single chip and are capable of performing complex tasks.

Two notable features of the semiconductor market are rapid technological changes and significant price fluctuations with changes in the supply-demand balance. Technology becomes obsolete in a very short period of time, and new industry standards for any product line may be established very quickly. Prices for DRAMs in particular are under pressure due to increasing commoditization and intense competition among companies with large production capacity that specialize in this market. The industry is responding to these circumstances by seeking ways to spread investment risks by outsourcing manufacture to foundries, setting up joint ventures and forming alliances.

In accordance with changing market requirements, Hitachi has consolidated its semiconductor manufacturing bases and sold non-strategic business such as semiconductor silicon crystal operations in an effort to redefine the scope of its operation. In December 1999, Hitachi, together with NEC Corporation, established a joint-venture company called Elpida Memory, Inc. which is engaged in the DRAM business. The new company has integrated DRAM business including development, marketing and manufacturing.

In the face of the sluggish demand and sharp declines in prices, during fiscal 2001, Hitachi implemented reforms to restore profitability. The reforms include right-sizing of production by integrating product lines and cutting the workforce.

In addition, on April 1, 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi. Hitachi expects the new company, Renesas, to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi. Renesas is expected to be accounted for under the equity method by Hitachi which will likely result in assets and liabilities of Renesas' operations being excluded from Hitachi's consolidated balance sheet.

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

In fiscal 2002, the segment accounted for 15% of total revenues before eliminations and posted an operating loss of JPY 23,242 million.

Power & Industrial Systems

In this segment, Hitachi offers power plants, industrial machinery, construction machinery, automotive equipment, transportation equipment and other products and related services for power utilities and industry.

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

On October 1, 2002, the Company made UNISIA JECS CORPORATION a wholly-owned subsidiary through a share exchange. The purpose of the transaction was to strengthen Hitachi's competitiveness in the automotive products business. UNISIA JECS CORPORATION changed its name to Hitachi Unisia Automotive, Ltd. on the same date.

In fiscal 2002, the segment accounted for 22% of total revenues before eliminations and posted operating income of JPY 53,253 million.

Digital Media & Consumer Products

In this segment, Hitachi manufactures and sells products in two main categories: digital media products and consumer products. The former includes optical disk drives, TVs, mobile phones and LCD projectors, while the latter comprises room air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

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

In fiscal 2002, the segment accounted for 12% of total revenues before eliminations and posted operating income of JPY 6,204 million.

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

In fiscal 2002, the segment accounted for 12% of total revenues before eliminations and posted operating income of JPY 18,301 million.

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

In fiscal 2002, the segment accounted for 14% of total revenues before eliminations and posted operating income of JPY 10,352 million.

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

In fiscal 2002, the segment accounted for 6% of total revenues before eliminations and posted operating income of JPY 12,067 million.

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

Seasonality

Hitachi's revenues in fourth quarters ended March 31 tend to be higher than those in other quarters due in part to the purchase customs of governmental agencies in Japan.

Sources of Supply

Hitachi purchases a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. In general, Hitachi is not dependent on any single source of supply for its raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Hitachi uses in its manufacturing processes, Hitachi monitors the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw material, parts or components that are likely to materially affect Hitachi's business. Although prices of certain raw materials, parts and components that Hitachi purchases are volatile, such as petroleum products, copper, aluminum and semiconductor memories, Hitachi does not think, at the present time, the price volatility for any specific raw materials, parts and components may materially affect Hitachi's results of operations in the near future.

Intellectual Property and Licenses

Hitachi holds numerous patents, trademark rights and copyrights. While Hitachi considers them to be valuable assets and important for its operations, it believes that its business is not dependent to any material extent upon any single patent, trademark right, copyright or any related group of such rights it holds.

Hitachi also has many licenses and technical assistance agreements covering a wide variety of products. Such licenses and technical assistance agreements grant Hitachi the rights to use certain Japanese and foreign patents or the rights to receive certain technical information. Hitachi is not materially dependent on any single such agreement.

Hitachi has granted licenses and technical assistance to various companies located in Japan and overseas. In certain instances, Hitachi has entered into cross-licensing agreements with other major international electronics and electrical equipment manufacturers.

Government Regulations

Hitachi's business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. At present, Hitachi manages to operate its business without any significant difficulty in coping with such regulations.


C. Organizational Structure

The table below shows major subsidiaries of Hitachi, Ltd. as of March 31, 2003.

                                                                    Country of      Ownership ratio of
                      Name of company                             incorporation        voting rights
                      ---------------                             -------------        -------------
(1) Information & Telecommunication Systems
        Hitachi Communication Technologies, Ltd.                       Japan               100.0%
        Hitachi Electronics Services Co., Ltd.                         Japan               100.0
        Hitachi Information Systems, Ltd.                              Japan                51.4
        Hitachi Software Engineering Co., Ltd.                         Japan                51.8
        Hitachi Systems & Services, Ltd.                               Japan               100.0
        Hitachi Computer Products (America), Inc.                      U.S.A.              100.0
        Hitachi Computer Products (Asia) Corp.                         Philippines         100.0
        Hitachi Computer Products (Europe) S.A.S.                      France              100.0
        Hitachi Data Systems Holding Corp.                             U.S.A.              100.0
        Hitachi Global Storage Technologies Netherlands B.V.           Netherlands         100.0

(2) Electronic Devices
        Eastern Japan Semiconductor Technologies, Inc.                 Japan               100.0%
        Hitachi Displays, Ltd.                                         Japan               100.0
        Hitachi Electronics Engineering Co., Ltd.                      Japan               100.0
        Hitachi High-Technologies Corporation                          Japan                67.6
        Hitachi Medical Corporation                                    Japan                63.4
        Hitachi Semiconductor and Devices Sales Co., Ltd.              Japan               100.0
        Northern Japan Semiconductor Technologies, Inc.                Japan               100.0
        Trecenti Technologies, Inc.                                    Japan               100.0
        Hitachi Electronic Devices (USA), Inc.                         U.S.A.              100.0
        Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.         Singapore            92.0
        Hitachi Semiconductor (America) Inc.                           U.S.A.              100.0
        Hitachi Semiconductor (Europe) GmbH                            Germany             100.0
        Hitachi Semiconductor (Malaysia) Sdn. Bhd.                     Malaysia             90.0

                                                               Country of      Ownership ratio of
                      Name of company                         incorporation       voting rights
                      ---------------                         -------------       -------------
(3) Power & Industrial Systems
        Babcock-Hitachi Kabushiki Kaisha                          Japan                100.0%
        Hitachi Air Conditioning Systems Co., Ltd.                Japan                100.0
        Hitachi Building Systems Co., Ltd.                        Japan                100.0
        Hitachi Construction Machinery Co., Ltd.                  Japan                 56.4
        Hitachi Engineering Co., Ltd.                             Japan                100.0
        Hitachi Engineering & Services Co., Ltd.                  Japan                100.0
        Hitachi Industrial Equipment Systems Co., Ltd.            Japan                100.0
        Hitachi Industries Co., Ltd.                              Japan                100.0
        Hitachi Kiden Kogyo, Ltd.                                 Japan                 54.9
        Hitachi Plant Engineering & Construction Co., Ltd.        Japan                 56.3
        Hitachi Unisia Automotive, Ltd.                           Japan                100.0
        Hitachi Via Mechanics, Ltd.                               Japan                100.0
        Japan Servo Co., Ltd.                                     Japan                 57.8
        Hitachi Automotive Products (USA), Inc.                   U.S.A.               100.0
        Taiwan Hitachi Co., Ltd.                                  Taiwan                61.5

(4) Digital Media & Consumer Products
        Hitachi Home & Life Solutions, Inc.                       Japan                100.0%
        Hitachi Maxell, Ltd.                                      Japan                 52.1
        Hitachi Media Electronics Co., Ltd.                       Japan                100.0
        Hitachi Home Electronics (America), Inc.                  U.S.A.               100.0
        Shanghai Hitachi Household Appliances Co., Ltd.           China                 60.0

(5) High Functional Materials & Components
        Hitachi Cable, Ltd.                                       Japan                 53.3%
        Hitachi Chemical Co., Ltd.                                Japan                 51.7
        Hitachi Metals, Ltd.                                      Japan                 55.0

(6) Logistics, Services & Others
        Chuo Shoji, Ltd.                                          Japan                100.0%
        Hitachi Life Corporation                                  Japan                100.0
        Hitachi Mobile Co., Ltd.                                  Japan                 64.8
        Hitachi Transport System, Ltd.                            Japan                 59.9
        Nikkyo Create, Ltd.                                       Japan                100.0
        Hitachi America, Ltd.                                     U.S.A.               100.0
        Hitachi Asia Ltd.                                         Singapore            100.0
        Hitachi (China), Ltd.                                     China                100.0
        Hitachi Europe Ltd.                                       U.K.                 100.0

(7) Financial Services
        Hitachi Capital Corporation                               Japan                 55.3%
        Hitachi Insurance Services, Ltd.                          Japan                100.0

D. Property, Plants and Equipment

Most of Hitachi's plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs. Certain of Hitachi's properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans and bonds as of March 31, 2003 was JPY 31,920 million.

The following table shows relevant property data in relation to major lines of business as of March 31, 2003.

                Name                    Location            Area             Principal products
                ----                    --------            ----             ------------------
                                                       (thousands of
                                                       square meters)
 In Japan

 Hitachi, Ltd.:
    Semiconductor & Integrated          Tokyo, etc.          601         Semiconductors
      Circuits
    Thermal & Hydroelectric             Ibaraki            3,636         Power generating equipment, Turbines
      Systems Division, etc.
    Sales Offices                       Osaka, etc.          226                        -
    Research & Development Group        Tokyo, etc.          930                        -
    Head Office                         Tokyo                905                        -
    Enterprise Server Division          Kanagawa             203         Mainframes
    Device Development Center           Tokyo                 67         Semiconductors
    Automotive Products                 Ibaraki              609         Automotive products
    Internet Systems Platform           Kanagawa             234         PCs
      Division
    Data Storage Systems Division       Kanagawa              67         Hard disk drives

 Subsidiaries:
    Hitaka Works                        Ibaraki, etc.      1,049         Electronic materials and components
    (Hitachi Cable, Ltd.)
    Hitachi Displays, Ltd.              Chiba                517         Liquid crystal displays
    Yasugi Works                        Shimane            1,111         Special steels
    (Hitachi Metals, Ltd.)
    Head Office                         Tokyo                 16                        -
    (Hitachi Software Engineering
    Co., Ltd.)
    Kyoto Works                         Kyoto                313         Magnetic recording media
    (Hitachi Maxell, Ltd.)
    Head Office                         Tokyo                206                        -
    (Hitachi Building Systems
    Co., Ltd.)
    Tsuchiura Plant                     Ibaraki, etc.      5,471         Hydraulic excavators
    (Hitachi Construction Machinery
    Co., Ltd.)
    Tsuchiura Works                     Ibaraki              562         Electronic materials and components
    (Hitachi Cable, Ltd.)
    Densen Works                        Ibaraki              123         Electronic materials and components
    (Hitachi Cable, Ltd.)
    Tochigi Works                       Tochigi            1,095         Refrigerators, Air conditioners
    (Hitachi Home & Life Solutions,
    Inc.)

                  Name                Location          Area             Principal products
                  ----                --------          ----             ------------------
                                                      (thousands of
                                                     square meters)
 Overseas Subsidiaries:
      Hitachi Global Storage          California         1,572         Hard disk drives
      Technologies Netherlands B.V.   U.S.A., etc.
      Hitachi Metals America, Ltd.    New York,          2,903         Automotive components
                                      U.S.A., etc.
      Hitachi Computer Products       Binan,                83         Hard disk drives
        (Asia) Corp.                  Philippines
      Hitachi Semiconductor           Landshut,             63         Semiconductors
        (Europe) GmbH                 Germany


For information on Hitachi's plan for capital investment for the fiscal year ending March 31, 2004, see "A. History and Development of the Company" in this Item.

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

In fiscal 2002, the Japanese economy was buoyed by firm consumer confidence but failed to make a full-fledged recovery because of continued stagnant private-sector plant and equipment investment and declines in public-sector spending. Japan's GDP grew 3.2% in fiscal 2000, declined by 1.2% in fiscal 2001 and grew 1.6% in fiscal 2002.

Outside Japan, in fiscal 2002, the economic environment was marked by the slow pace of the economic recovery in the United States and a deepening slump in Europe, but generally vigorous economic activity in Asia.

Overseas sales, a significant part of which are denominated in U.S. dollars, were 31% of total revenues in fiscal 2000 and 32% of total revenues in fiscal 2001 and 2002. Fluctuations in foreign currency exchange rates may affect Hitachi's financial results, which are reported in Japanese yen, through the translation of foreign currencies to Japanese yen. The Japanese yen on average did not change substantially against the U.S. dollar during fiscal 2000, weakened against the U.S. dollar during fiscal 2001 and strengthened against the U.S. dollar during fiscal 2002, each as compared with the preceding fiscal year. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi expects to finance foreign currency investments by such foreign currency it has on hand. When the amount on hand is insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange fluctuations. For additional information regarding foreign currency fluctuations, see "Item 4. Information on the Company
- B. Business Overview - Sales and Distribution."

The business circumstances surrounding Hitachi have been increasingly challenging. Some of its businesses are in stagnant industries. In addition, globalization of markets and commoditization of electronic products is continuing to intensify price competition in the business sectors in which Hitachi is engaged. However, Hitachi's ability to close or sell unprofitable businesses is limited, including due to the underdeveloped M&A market in Japan and the importance of preserving customer goodwill. A large portion of Hitachi's manufacturing is done domestically, which means that a strengthening of the yen reduces Hitachi's cost competitiveness. Hitachi is responding to these circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic allocation of its manufacturing facilities.

In the face of the increasingly difficult business environment due primarily to global economic slowdowns and worldwide decline in demand for IT-related products, during fiscal 2001, Hitachi implemented management measures to raise management efficiency and strengthen competitiveness. The measures include the withdrawal from unprofitable businesses such as cathode ray tubes for PC monitors, the reorganization and streamlining of production bases and facilities for semiconductors and digital media products operations, and the introduction of an early retirement benefits program. In addition, Hitachi has accelerated the pace of certain corporate projects, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. For a description of the charges associated with the restructuring measures, see "Restructuring."

Following its medium-term business plan launched in November 1999 and ending March 2003, in January 2003, Hitachi launched a new medium-term management plan defining the direction and goals of its businesses through the fiscal year ending March 31, 2006. The plan includes, among other things, a realignment of Hitachi's business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. In addition, under the plan, Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. Hitachi also expects under the plan to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See "Item 4. Information on the Company -
A. History and Development of the Company" and "Item 6. Directors, Senior Management and Employees."

Hitachi is currently aware of no governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, Hitachi's operations or investment by U.S. shareholders.

Hitachi's total revenues rose 5% in fiscal 2000, decreased 5% in fiscal 2001 and rose 2% in fiscal 2002 on a year-on-year basis, respectively. Hitachi posted net income of JPY 104,380 million in fiscal 2000, a net loss of JPY 483,837 million in fiscal 2001 and net income of JPY 27,867 million in fiscal 2002.

The analysis of revenues by industry and geographic segment and description of restructuring measures by industry segment mentioned below are based on the information presented in "Item 4. Information on the Company - B. Business Overview - Segment Information." Hitachi believes that this presentation may be useful in understanding Hitachi's results of operations. Revenues by segment include intersegment transactions which Hitachi adjusts for in calculating total revenues. Hitachi has changed industry segment classifications starting from the fiscal year ended March 31, 2002. Accordingly, results of operations by industry segment for the preceding fiscal year have been restated on the basis of the new classification.

Restructuring

For fiscal 2000, Hitachi recorded a restructuring charge of JPY 8,814 million, primarily associated with the reorganization and streamlining of its domestic and overseas operations in the areas of consumer products and power and industrial systems. The restructuring charge included special termination benefits of JPY 5,275 million for 772 employees. The special termination benefits accrual of JPY 2,371 million as of March 31, 2001, which was related to the voluntary termination of 336 employees, was paid in fiscal 2001.

In the face of an increasingly difficult business environment due primarily to global economic slowdowns and worldwide decline in demand for IT-related products, during fiscal 2001, Hitachi implemented restructuring measures to reduce cost structure and focus on strategic businesses, primarily by reducing its work force and withdrawing from unprofitable businesses.

For fiscal 2001, Hitachi recorded restructuring charges of JPY 288,096 million in connection with the restructuring measures. The restructuring charges included a cost of JPY 185,105 million primarily for special termination benefits for 22,422 employees under the early retirement benefits program introduced by the Company and certain of its subsidiaries. Payments of JPY 73,252 million were made in fiscal 2001 and special termination benefits accrual of JPY 114,266 million as of March 31, 2002, which was related to the voluntary termination of 10,077 employees, was paid in fiscal 2002. In addition, the restructuring charges included a loss on fixed assets in the amount of JPY 51,316 million, a loss on disposal of inventories in the amount of JPY 19,451 million, and lease termination and business partner compensation of JPY 11,487 million. The details of the restructuring measures were as follows.

Information & Telecommunication Systems incurred restructuring charges of JPY 63,790 million, including a cost of JPY 45,294 million primarily for special termination benefits. In March 2002, Hitachi decided to exit its telecommunications equipment business in North America, except for the related after-services, by March 2002, due to the significant downturn in the market and the bankruptcy of a major customer. In this connection, the Company and certain subsidiaries disposed of inventories and fixed assets. The charges in connection with such restructuring amounted to JPY 23,369 million, including accrual of JPY 9,342 million mainly for special termination benefits. The liabilities recognized were paid by March 2003. Sales in this business line were approximately JPY 30 billion and operating income was negative. Restructuring measures related to the telecommunications equipment business were expected to decrease personnel, depreciation and other costs by approximately JPY 7 billion. Hitachi believes that it realized substantially such effect in fiscal 2002.

Electronic Devices recorded restructuring charges of JPY 82,718 million, including a cost of JPY 46,301 million primarily for special termination benefits. Restructuring measures in this segment included withdrawal from the cathode ray tubes business and realignment of the semiconductor business. In July 2001, due to intense competition and general overcapacity in the market, Hitachi decided to shut down several plants and production lines of PC monitors in Japan, Singapore and Malaysia, and the direct view color TV product line in the U.S. Consequently, the Company and certain subsidiaries disposed of inventories and fixed assets. The charges in connection with such restructuring amounted to JPY 30,412 million, and the amount of JPY 13,921 million for special termination benefits and JPY 4,851 million mainly for cancellation penalties were accrued. The liabilities for special termination benefits were paid by March 2003 and the remaining liabilities were substantially paid by March 2002. Sales in this business line were approximately JPY 80 billion and operating income was negative. Restructuring measures related to the cathode ray tubes business were expected to decrease costs by approximately JPY 21 billion. Hitachi believes that it realized substantially such effect in fiscal 2002.

In October 2002, Hitachi also decided to realign its semiconductor business by reorganizing its semiconductor product lines and facilities primarily in Japan. This realignment was in response to a sharp decline in prices of semiconductor products and general overcapacity in the market, which was primarily due to a decline in demand for semiconductor products used in PCs and mobile communications equipment. With respect to front-end manufacturing processing, production of semiconductor products on older lines with low utilization rates was transferred to new lines in order to optimize utilization of certain lines. As a result, the number of active lines was reduced from 19 to 15 by March 2002, and from 15 to 13 by December 2002. Also, reorganization and consolidation of back-end production bases reduced the number of bases from 13 to 11 by March 2002, and from 11 to 9 by March 2003. The associated restructuring charges amounted to JPY 45,510 million, including accrual of JPY 37,156 million. The liabilities for special termination benefits in the amount of JPY 28,479 million were paid out by March 2003, and the liabilities in the amount of JPY 8,677 million incurred mainly for removal costs were substantially paid by March 2002. These restructuring measures were expected to decrease costs by approximately JPY 23 billion. Hitachi believes that it realized substantially all of such effect in fiscal 2002.

Power & Industrial Systems recorded restructuring charges of JPY 53,833 million, including a cost of JPY 49,723 million primarily for special termination benefits for employees of the Company and its domestic subsidiaries. The restructuring measures were implemented in an effort to increase profitability by reducing fixed costs.

Digital Media & Consumer Products recorded restructuring charges of JPY 39,245 million, including a cost of JPY 21,510 million primarily for special termination benefits. Affected by the slowdown of the global economy, prices of color TVs declined due to increased competition. And against this backdrop, Hitachi sought to strengthen competitiveness of its TV operations on a global scale by consolidating its manufacturing operations and streamlining sales channels. As part of its restructuring of digital media and consumer products operations in the Asian region, Hitachi decided to transfer its product management, R&D capabilities, manufacturing of color TVs and production of vacuum cleaners in Singapore to certain subsidiaries in China, Indonesia and Thailand. In addition, Hitachi decided to liquidate a sales and manufacturing subsidiary in the U.K. and reorganized sales channels in Europe in February 2002. Hitachi disposed of inventories and fixed assets in the process of implementing its restructuring measures. The charges in connection with such restructuring amounted to JPY 9,581 million. The liabilities for special termination benefits in the amount of JPY 3,634 million were paid by March 2002 and the liabilities for lease termination and others amounted to JPY 2,719 million, which were substantially paid by March 2002. Sales in this business line were approximately JPY 57 billion and operating income was almost breakeven in fiscal 2001. These restructuring measures were expected to decrease costs for personnel and depreciation by approximately JPY 50 billion for the following fiscal year. Hitachi believes it realized substantially such effect for fiscal 2002.

High Functional Materials & Components recorded restructuring charges of JPY 25,693 million, including a cost of JPY 11,613 million primarily for special termination benefits. Other restructuring charges were primarily related to the disposal of fixed assets due to weak demand for IT-related products, particularly for mobile phone related parts. Restructuring measures in this segment involved streamlining the product lines mainly in Japan, and shutting down manufacturing plants in Malaysia and Japan. The charges in connection with such restructuring amounted to JPY 23,474 million, and liabilities in the amount of JPY 11,940 million were accrued mainly for special termination benefits. The liabilities were paid by March 2003. These measures were expected to decrease costs by approximately JPY 16 billion for the following fiscal year, and Hitachi believes that it realized substantially such effect in fiscal 2002.

Other segments incurred restructuring charges of JPY 22,817 million, including a cost of JPY 10,664 million primarily for special termination benefits.

In addition to the restructuring charges above, JPY 46,115 million of impairment losses for long-lived assets, of which JPY 37,442 million were related to the semiconductor and display operations, were recognized.

For fiscal 2002, Hitachi did not record any restructuring charges.

Fiscal 2001 Compared with Fiscal 2000

Hitachi's total revenues in fiscal 2001 were JPY 7,993,784 million, a decrease of 5% from the preceding fiscal year. Overseas sales declined 3% over the same period, to JPY 2,549,122 million.

Revenues in Information & Telecommunication Systems rose 2%, to JPY 1,829,661 million, from the preceding fiscal year primarily as a result of increased sales of software, systems integration and other services as well as an increase in sales of large-capacity storage systems, partially offset by a decrease in sales of telecommunications equipment due to weak demand by telecommunications carriers. Revenues in Electronic Devices dropped 26%, to JPY 1,487,200 million, from the preceding fiscal year primarily due to a sharp decline in sales of semiconductors resulting from a sluggish demand for personal computers and mobile communications equipment as well as falling semiconductor prices and, to a lesser degree, due to a decline in sales of liquid crystal displays owing primarily to falling prices. Revenues in Power & Industrial Systems declined 2%, to JPY 2,266,895 million, from the preceding fiscal year primarily due to a decrease in sales of construction machinery and industrial equipment, partially offset by an increase in sales of nuclear power systems owing to the delivery of large orders. Revenues in Digital Media & Consumer Products rose 11%, to JPY 1,170,744 million, from the preceding fiscal year primarily due to an increase in sales of optical storage drives resulting from the establishment of a consolidated subsidiary jointly with LG Electronics Inc. of the Republic of Korea. Sales of air conditioners remained largely unchanged from the preceding fiscal year, while sales of refrigerators and washing machines dropped due to a decrease in volumes of and prices for such products. Revenues in High Functional Materials & Components declined 15%, to JPY 1,250,248 million, from the preceding fiscal year primarily due to a decrease in sales of materials and components for semiconductors, liquid crystal displays and mobile communications equipment owing primarily to weak demand for such products. Revenues in Logistics, Services & Others declined 11%, to JPY 1,430,825 million, from the preceding fiscal year primarily due to a decrease in sales by consolidated subsidiaries of semiconductors and liquid crystal displays as well as a decrease in sales of logistics services. Revenues in Financial Services declined 4%, to JPY 567,138 million, from the preceding fiscal year primarily due to the slow pace of the semiconductor manufacturing equipment leasing business and stagnant demand for personal financial services.

An analysis by geographic segment shows that revenues of the Company and its consolidated subsidiaries located in Japan dropped 9%, to JPY 7,027,116 million, from the preceding fiscal year primarily due to decreased demand in the semiconductor and liquid crystal display markets. Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) declined 1%, to JPY 956,378 million, from the preceding fiscal year primarily owing to flagging demand for semiconductors and liquid crystal displays. Revenues of consolidated subsidiaries of the Company located in North America declined 4%, to JPY 876,341 million, from the preceding fiscal year primarily due to a decrease in sales of semiconductors and IT products, partially offset by an increase in sales of thermal power station equipment. Revenues of consolidated subsidiaries of the Company located in Europe dropped 6%, to JPY 397,108 million, from the preceding fiscal year primarily due to a decrease in sales of semiconductors and liquid crystal displays. Revenues of consolidated subsidiaries of the Company located in Other Areas increased 9%, to JPY 58,749 million, from the preceding fiscal year.

Hitachi's cost of sales during fiscal 2001 amounted to JPY 6,184,396 million, approximately the same as the preceding fiscal year. The ratio of cost of sales to total revenues increased 4% from the preceding fiscal year, to 77%, due to a drop in total revenues. Selling, general and administrative expenses amounted to JPY 1,926,803 million, approximately the same as the preceding fiscal year, and was 24% of total revenues.

Hitachi recorded impairment losses for long-lived assets in the amount of JPY 46,115 million due primarily to the significant decline in demand for and prices of semiconductor products. Restructuring charges increased significantly, to JPY 288,096 million, from JPY 8,814 million in the preceding fiscal year. For a description of the restructuring charges, see "Restructuring."

Interest income declined 31% from the preceding fiscal year, to JPY 22,481 million, due in part to a decline in interest rates. Dividends received decreased 36% from the preceding fiscal year, to JPY 6,134 million, mainly due to lower dividend payments by companies in which Hitachi invests because of the weak business performance of certain of those companies. Other income amounted to JPY 7,424 million, consisting of foreign exchange gain, compared to JPY 27,544 million in the preceding fiscal year, which included net gain on securities in the amount of JPY 9,334 million, JPY 15,651 million of gross realized gains on contributions of available-for-sale securities to pension fund trusts and JPY 2,559 million of equity in earnings of affiliated companies.

Interest charges declined 22% from the preceding fiscal year, to JPY 45,830 million, due in part to a decline in borrowings. Other deductions increased significantly, to JPY 124,655 million, from JPY 20,697 million in the preceding fiscal year primarily due to a net loss on securities in the amount of JPY 80,938 million. Equity in earnings of affiliated companies included in other deductions posted a net loss of JPY 35,756 million primarily due to the poor results by affiliated companies engaged in the semiconductor business.

A loss before income taxes and minority interests in fiscal 2001 amounted to JPY 586,072 million compared to income before income taxes and minority interests of JPY 323,655 million in the preceding fiscal year. Net loss was JPY 483,837 million in fiscal 2001, compared to net income of JPY 104,380 million in the preceding fiscal year.

Fiscal 2002 Compared with Fiscal 2001

Hitachi's total revenues in fiscal 2002 were JPY 8,191,752 million, an increase of 2% from the preceding fiscal year. Overseas sales increased 4% over the same period, to JPY 2,645,209 million.

Revenues in Information & Telecommunication Systems rose 4%, to JPY 1,899,651 million, from the preceding fiscal year, due primarily to two factors. First, sales of hard disk drives and disk array systems increased, reflecting steady demand from business enterprises. Second, sales of systems integration and other services increased. Increased sales of these products and services, however, were partially offset by a decrease in sales of telecommunications equipment due to weak demand by telecommunications carriers. Revenues in Electronic Devices rose 6%, to JPY 1,570,069 million, from the preceding fiscal year primarily due to two factors. First, sales of system LSIs increased, most notably microcontrollers for automotive applications and liquid crystal display drivers for mobile phones. In addition, sales of small and medium-size liquid crystal displays increased due to expansion in demand for mobile phones with color liquid crystal display panels. Increased sales of these products, however, were partially offset by a decline in sales of cathode ray tubes for PC monitors due to Hitachi's withdrawal from such business. Revenues in Power & Industrial Systems increased 1%, to JPY 2,297,068 million, from the preceding fiscal year primarily as a result of an increase in sales of construction machinery, driven by vigorous demand in overseas markets, particularly in China, and automotive products, as a result of the consolidation of UNISIA JECS CORPORATION through an exchange of shares. Increased sales of these products, however, were partially offset by a decrease in sales of industrial equipment due to sluggish private-sector plant and equipment investment in Japan and maintenance services for power plants. Revenues in Digital Media & Consumer Products rose 3%, to JPY 1,205,551 million, from the preceding fiscal year primarily due to an increase in sales of optical storage products, plasma display TVs and batteries for mobile phones because of growth in demand for such products. Increased sales of these products, however, were partially offset by a decrease in sales of air conditioners and refrigerators because of a fall in prices for such products. Revenues in High Functional Materials & Components amounted to JPY 1,248,550 million, approximately the same as the preceding fiscal year. An increase in sales of materials and components for semiconductors and liquid crystal displays due primarily to steady demand for such products was partially offset by a decline in sales of submarine fiber-optic cables and other cables and wires. Revenues in Logistics, Services & Others increased 1%, to JPY 1,449,594 million, from the preceding fiscal year primarily due to an increase in sales of information-related products by overseas trading companies as well as increased sales of logistics services. Increased sales of these products and services, however, were partially offset by the absence of sales from a subsidiary engaged in monorail passenger service operations, since this subsidiary was sold during fiscal 2001. Revenues in Financial Services increased 2%, to JPY 579,267 million, from the preceding fiscal year due to inclusion of sales of a leasing company acquired during fiscal 2001 as well as the inclusion of large orders for leased software. These sales were partially offset by the slow pace of the leasing business for corporate clients and stagnant demand for personal financial services.

An analysis by geographic segment shows that revenues of the Company and its consolidated subsidiaries located in Japan rose 4%, to JPY 7,317,570 million, from the preceding fiscal year primarily due to the firm growth in information systems business, notably systems integration, as well as the rebound of semiconductors. Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) rose 5%, to JPY 1,002,234 million, from the preceding fiscal year primarily due to an increase in sales of information-related products, notably hard disk drives. Revenues of consolidated subsidiaries of the Company located in North America declined 4%, to JPY 841,335 million, from the preceding fiscal year primarily due to a decrease in sales of power generation equipment, partially offset by an increase in sales of storage-related businesses. Revenues of consolidated subsidiaries of the Company located in Europe increased 3%, to JPY 407,997 million, from the preceding fiscal year primarily due to an increase in sales of hard disk drives partially offset by a decrease in sales of semiconductors and liquid crystal displays. Revenues of consolidated subsidiaries of the Company located in Other Areas increased 20%, to JPY 70,318 million, from the preceding fiscal year.

Hitachi's cost of sales during fiscal 2002 amounted to JPY 6,240,493 million, an increase of 1% from the preceding fiscal year. The ratio of cost of sales to total revenues decreased 1% from the preceding fiscal year, to 76%, due in part to Hitachi's efforts to reduce materials purchasing costs. Selling, general and administrative expenses declined 7%, to JPY 1,798,292 million, from the preceding fiscal year due in part to the restructuring measures Hitachi took during the preceding fiscal year to reduce fixed costs. The ratio of selling, general and administrative expenses to total revenues also decreased 2% from the preceding fiscal year, to 22%.

In fiscal 2002, Hitachi recorded impairment losses for long-lived assets in the amount of JPY 8,474 million, the majority of which were recorded with respect to the Company's equipment which provides semiconductor product development and design services.

Interest income declined 37% from the preceding fiscal year, to JPY 14,158 million, primarily due to a decrease in financial assets held by the Company and a decline in U.S. interest rates. Dividends received increased 45% from the preceding fiscal year, to JPY 8,921 million, mainly because of increased dividend payments by companies in which Hitachi invests, due, in turn, to recovery in business performance of certain of those companies. Other income amounted to JPY 23,658 million, consisting of net gain on sale and disposal of rental assets and other property, compared to JPY 7,424 million consisting of foreign exchange gain in the preceding fiscal year.

Interest charges declined 25% from the preceding fiscal year, to JPY 34,338 million, primarily due to a decrease in borrowings and a decline in U.S. interest rates. Other deductions declined significantly, to JPY 60,064 million, from JPY 124,655 million in the preceding fiscal year primarily due to a decrease in a net loss on securities from the preceding fiscal year. Hitachi recorded a net periodic benefit cost of JPY 24,857 million as other deductions for fiscal 2002 due to its adoption of Emerging Issues Task Force (EITF) Issue No.03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," which provides guidance with respect to accounting for transfer of the substitutional portion of the Employee Pension Fund to the Japanese government. This cost arose from the remeasurement of the substitutional portion of the benefit obligation by the Company and certain subsidiaries in accordance with the EITF. For additional information on the accounting treatment of the transfer of the substitutional portion of the Employee Pension Fund to the Japanese government, see note (10) to the consolidated financial statements. Equity in earnings of affiliated companies included in other deductions reflected a net loss of JPY 15,803 million, compared to a net loss of JPY 35,756 million in the preceding fiscal year, primarily due to the poor results of affiliated companies engaged in the semiconductor memories business. A net loss on securities included in other deductions amounted to JPY 660 million, compared to a net loss of JPY 80,938 million in the preceding fiscal year. In addition, other deductions include a foreign exchange loss of JPY 18,262 million, primarily due to the appreciation of the Japanese yen during fiscal 2002.

Income before income taxes and minority interests in fiscal 2002 amounted to JPY 96,828 million, compared to a loss before income taxes and minority interests of JPY 586,072 million in the preceding fiscal year.

Income taxes in fiscal 2002 amounted to an expense of JPY 52,662 million, compared to a benefit of JPY 71,114 million in the preceding fiscal year. Minority interests in fiscal 2002 amounted to income of JPY 16,299 million, which decreased net income by the same amount, compared to a loss of JPY 31,121 million in the preceding fiscal year.

Net income in fiscal 2002 was JPY 27,867 million, compared to a net loss of JPY 483,837 million in the preceding fiscal year.

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2000 to fiscal 2002. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve its cash management by centralizing such management within its group. Hitachi's internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both directly from the capital markets and indirectly from Japanese and international commercial banks.

Net cash provided by operating activities was JPY 646,518 million, JPY 482,866 million and JPY 535,433 million in fiscal 2002, 2001 and 2000, respectively. The increase in fiscal 2002 was caused primarily by posting net income compared to a large net loss in the preceding fiscal year. This increase was partially offset by a decrease in accrued expenses and retirement and severance benefits due to special severance payments arising during fiscal 2002 under the early retirement program implemented in the preceding fiscal year. The decrease in fiscal 2001 was caused primarily by posting a large net loss, partially offset by a reduction in receivables and inventories under a project aimed at improving turnover of assets.

Net cash used in investing activities was JPY 619,285 million, JPY 272,871 million and JPY 370,717 million in fiscal 2002, 2001 and 2000, respectively. The increase in fiscal 2002 was due in part to an increase in purchase of investments and subsidiaries' common stock arising from Hitachi's purchase of hard disk drive operations from IBM and new shares of Elpida Memory, Inc. Cash flows for capital expenditures and purchase of assets to be leased during fiscal 2002, 2001 and 2000 were JPY 782,861 million, JPY 874,766 million and JPY 995,727 million, respectively. The decrease in capital expenditures in fiscal 2002 reflects Hitachi's more stringent selection of capital investment and the decrease in fiscal 2001 reflects Hitachi's curbing of expenditures in the semiconductor field. Management's policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets. Management has made more selective capital expenditures for recent years in order to conserve capital while maintaining the ability to grow in competitive markets. As of March 31, 2003, Hitachi's capital commitments for the purchase of property, plant and equipment amounted to JPY 30,214 million.

Net cash used in financing activities was JPY 207,170 million, JPY 578,112 million and JPY 159,507 million in fiscal 2002, 2001 and 2000, respectively. These outflows in financing activities were chiefly due to Hitachi's efforts to reduce interest-bearing debt by improving cash management within the Company and its subsidiaries. In fiscal 2002, proceeds from long-term debt amounted to JPY 375,802 million, a decrease of JPY 197,571 million from fiscal 2001, while payments on long-term debt amounted to JPY 547,759 million compared to JPY 743,385 million in fiscal 2001. In fiscal 2002, proceeds from sale of common stock by subsidiaries were JPY 1,872 million, compared to JPY 42,466 million in fiscal 2001, which consisted primarily of proceeds from the issuance of common stock by OpNext, Inc. As part of its business strategy, the Company may take one of its wholly-owned subsidiaries public through an issuance of the stock of such subsidiary.

Hitachi relies for its liquidity principally on cash and other working capital as well as bond issuances, bank loans and other uncommitted sources of financing. While Hitachi has maintained committed facilities for issuing commercial paper in the U.S. market, the aggregate amount of such facilities is limited. In fiscal 2002, the Company concluded commitment line agreements with a number of banks under which the Company may borrow any amount it requires up to a total of JPY 120,000 million in order to ensure efficient access to operating funds. The commitment line agreements generally provide for a one-year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of its subsidiaries also hold lines of credit arrangements. The unused lines for the Company and its subsidiaries totaled to JPY 147,042 million as of March 31, 2003.

At the end of fiscal 2002, the total of Hitachi's short-term debt and long-term debt amounted to JPY 2,840,598 million, a decrease of JPY 157,626 million from at the end of fiscal 2001. The decrease was chiefly due to Hitachi's efforts to reduce interest-bearing debt. Short-term debt totaled JPY 825,860 million, consisting of borrowings mainly from banks and commercial paper. Long-term debt was JPY 1,512,152 million, mainly consisting of debentures, convertible debentures and loans principally from banks and insurance companies. Current installments of long-term debt came to JPY 502,586 million. Hitachi's debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi's use of borrowings. For further details including the maturity and interest rates, see note (9) to the consolidated financial statements.

The Company's current debt ratings (long-term/short-term) are: A2/P-1 by Moody's; A-/A-1 by S & P; and AA-/a-1+ by R&I. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, the downgrade of its debt ratings is likely to increase the cost of debt finance by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through capital markets.

In fiscal 2002, the above activities and the effect of foreign exchange rate fluctuations decreased cash and cash equivalents by JPY 201,203 million from fiscal 2001. Cash and cash equivalents at the end of fiscal 2002 amounted to JPY 828,171 million, primarily held in Japanese yen and a substantial part in U.S. dollars. Short-term investments, the change of which is classified as investing activities, are considered as an immediately available source of funds. Short-term investments at the end of fiscal 2002 amounted to JPY 186,972 million, an increase of JPY 8,039 million from at the end of fiscal 2001. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2002 was JPY 1,015,143 million, a decrease of JPY 193,164 million from at the end of fiscal 2001.

The transfer of funds from a subsidiary to a parent company in the form of cash dividends is restricted pursuant to the Commercial Code of Japan or regulatory requirements of foreign countries where such subsidiary is located. Although the Company's subsidiaries are subject to such restrictions, Hitachi does not expect such restrictions to have a significant impact on the ability of Hitachi to meet its cash obligations.

Management believes that Hitachi's current financial position including working capital as indicated by these figures is adequate for its present requirements and business operations, and is seeking to ensure that the level of liquidity and the access to capital resources be maintained in order to successfully conduct its future operations in highly competitive markets.

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Hitachi uses certain derivative financial instruments in order to reduce such risks, and does not enter into derivative financial instruments for any purpose other than hedging. For additional information on financial instruments and derivative financial instruments, see notes (22) and (24) to the consolidated financial statements.

Pursuant to the provisions of Article 210 of the Commercial Code of Japan, the Company, at the Tokyo Stock Exchange, purchased 66,338,000 shares of its own common stock for the aggregate amount of JPY 29,934 million during May 2003.

In May 2003, the Company issued unsecured debentures in the amount of JPY 80,000 million. The debentures mature in ten years and the coupon rate is 0.72%. The procured funds are used primarily for redemption of convertible debentures.

In June 2003, the Company announced that it reached an agreement with its labor union on a basic framework for pension plan reform centered on the introduction of the cash balance plan. Under the cash balance plan, the pension benefit obligation is adjusted automatically in correlation to market interest trends. The Company expects that the cash balance plan will enable stable administration of its pension system and reduce the impact of interest rate and stock market volatility on Hitachi's financial results.

In July and August 2003, Hitachi sold most of its shares of NITTO DENKO CORPORATION, which was accounted for under the equity method by Hitachi, for the aggregate amount of approximately JPY 140 billion.

The proceeds of such sales are expected to be used to secure funding for Hitachi's implementation of its business portfolio realignment and to increase Hitachi's focus on targeted businesses.

The following tables show Hitachi's contractual obligations and other commercial commitments as of March 31, 2003.

                                            Payments due by period
                           --------------------------------------------------------------------------
 Contractual                                  Less than                                      After
  obligations                       Total       1 year           1-3 years   4-5 years      5 years
-----------------------------------------------------------------------------------------------------
                                              (Millions of yen)
Long-term debt                   1,994,671      497,450            915,047     289,420       292,754
Capital lease obligations           20,067        5,136              6,935       3,763         4,233
Operating leases                    44,292       13,174             17,450       5,090         8,578
-----------------------------------------------------------------------------------------------------

                                     March 31
Other commercial              ----------------------
 commitments                           2003
-----------------------------------------------------
                                 (Millions of yen)
Lines of credit                       662,737
Purchase of property, plant
 and equipment                         30,214
Trade notes discounted
 and endorsed                          28,563
Guarantees                            628,627
-----------------------------------------------------

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

No officers, directors or employees of Hitachi have any investments in the SPE. The SPE meet the accounting criteria for off-balance sheet treatment and are not consolidated under generally accepted accounting principles in the United States of America.

The amount of off-balance sheet arrangements as of March 31, 2003 is as follows:

                                         March 31
                                   --------------------
                                            2003
----------------------------------------------------------
                                      (Millions of yen)
Securitized lease receivables             382,861
Securitized trade receivables             291,223
----------------------------------------------------------
Total                                     674,084
----------------------------------------------------------

See note (1) (f) to the consolidated financial statements.

C. Research and Development

Viewing research and development (R&D) activity as a key investment for the future, Hitachi conducts its R&D in a number of areas from materials to production technology. Hitachi focuses on basic R&D with a long-term vision but also strives to achieve more immediate benefits by introducing new products.

Hitachi's R&D expenditures amounted to JPY 435,579 million in fiscal 2000, JPY 415,448 million in fiscal 2001 and JPY 377,154 million in fiscal 2002. The ratio of R&D expenditures to total revenues remained at approximately 5% over these three years. The decreases in fiscal 2001 and fiscal 2002 reflect Hitachi's more stringent selection of R&D activities.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2002, expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 32% and 28% of total R&D expenditures, respectively.

To achieve higher efficiency, Hitachi has reinforced the link between R&D activities and marketing activities under the control of each business operation while maintaining its focus on long-term research at independent corporate laboratories. Hitachi's global R&D activities include cooperation with universities and companies in the U.S. and Europe.

D. Trend Information

In fiscal 2001, Hitachi's business results significantly deteriorated due primarily to global economic slowdowns and worldwide decline in demand for IT-related products. In the face of the difficult business environment, during fiscal 2001, Hitachi implemented management measures to raise management efficiency and strengthen competitiveness. The measures include the withdrawal from unprofitable businesses, the reorganization and streamlining of production bases and facilities and the introduction of an early retirement benefits program.

In January 2003, Hitachi launched a new medium-term management plan defining the direction and goals of its businesses through the fiscal year ending March 31, 2006. The plan includes, among other things, a realignment of Hitachi's business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. In addition, under the plan, Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. Hitachi also expects under the plan to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See "Item 4. Information on the Company - A. History and Development of the Company" and "Item 6. Directors, Senior Management and Employees."

In December 2002, the Company purchased a majority ownership in a newly-established company to which IBM's hard disk drive operations were transferred. The new company, a majority-owned subsidiary of the Company, commenced operations on January 1, 2003. The sales of the new company are expected to be included in Hitachi's consolidated statement of income for the fiscal year ending March 31, 2004. In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, incorporated jointly by the Company and Mitsubishi. The new company is expected to be accounted for under the equity method by the Company which will likely result in the sales of such operations, included in Hitachi's consolidated statement of income for the fiscal year ended March 31, 2003, to be excluded in the fiscal year ending March 31, 2004.

Management believes that the Japanese economy is unlikely to stage any significant recovery for some time and that an upturn in the U.S. economy is uncertain. Under continuing difficult business circumstances, Hitachi expects total revenues for the fiscal year ending March 31, 2004 to decrease, due in part to the transfer of its semiconductor operations to Renesas, as described in the preceding paragraph. In addition, Hitachi expects net income for the fiscal year ending March 31, 2004 to decrease, due in part to poor results from its hard disk drive operations.

Factors that could cause actual results to differ materially from those expected or implied in any forward-looking statements in this section include, but are not limited to, rapid and significant declines in product prices and uncertainty as to Hitachi's ability to implement restructuring measures. In addition, see "Cautionary Statement" beginning on page 2 and "Item 3. Key Information - D. Risk Factors" for other examples of factors that could cause actual results to differ materially from those anticipated.

E. Critical Accounting Policies

The preparation of the consolidated financial statements of Hitachi in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. Management considers the accounting estimates discussed in this section to be critical accounting estimates for two reasons. First, the estimates require Hitachi to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that Hitachi reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of Hitachi's financial condition, changes in financial condition or results of operations. Management believes the following represents Hitachi's critical accounting policies.

Impairment of long-lived assets
Hitachi reviews the carrying value of its long-lived assets held and used, and intangible assets that do not have indefinite useful lives, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired based upon the review, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets.

Goodwill and other intangible assets
All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with SFAS No.142, "Goodwill and Other Intangible Assets," on an annual basis or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on various assumptions, including forecasted operational results set forth in Hitachi's authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge. Goodwill and other intangible assets with indefinite useful lives acquired after June 30, 2001 but prior to the adoption of SFAS No.142 on April 1, 2002 are not amortized but are reviewed for impairment in accordance with Accounting Principles Board Opinion (APB) No. 17 and SFAS No.121.

Deferred tax assets
In assessing the realizability of the deferred tax assets, the management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi's deferred tax assets is dependent on whether Hitachi is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2003. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

Retirement benefits
Hitachi has a significant amount of employee retirement benefit costs which are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, disablement and retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Hitachi determines the discount rate by looking to available information about rates implicit in return on high-quality fixed-income governmental and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. A decrease in the expected return on plan assets would increase the pension benefit obligation. Changes in the key assumptions may have a material effect on Hitachi's financial position and results of operations. Management believes that estimation of the key assumptions is reasonable under the various underlying factors.

Allowance for doubtful accounts
Hitachi is required to estimate the collectibility of its notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness of each customer. Such assessment includes an examination of factors such as business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment. Any deterioration in customer credit rating may adversely affect net income.

Investments in securities
Hitachi holds various investments in securities and equity method investments. A decline in fair value of securities and equity method investments below carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Management regularly reviews each investment in security and equity method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds market value, the duration of that market decline and the financial condition of and specific prospects of the issuer.

F. New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Hitachi is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. SFAS No. 143 will have no material impact on Hitachi's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on Hitachi's financial position or results of operations.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created and acquired after January 31, 2003. For variable interest in a variable interest entity created before February 1, 2003, the interpretation is applicable no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this interpretation did not have a material effect on Hitachi's consolidated financial statements for the year ended March 31, 2003 and is not expected to have a material effect for the year ending March 31, 2004.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The Company, by special resolution of the general meeting of shareholders held on June 25, 2003, adopted a new corporate governance structure (the "Committee System") recently permitted as a form of corporate organization pursuant to the amended Commercial Code and the amended Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha of Japan (together, hereinafter referred to as the "Commercial Code"). Each company adopting the Committee System, such as the Company, is required to establish within its board of directors a nominating, audit and compensation committee, a majority of the members of each of which must be outside directors who are not executive officers of the company, and to have executive officers responsible for executing the business of the company. The Commercial Code defines an outside director of a company as a director who is not engaged in the business affairs of the company and has never assumed the position of executive director (a director who is engaged in the business affairs of a company), executive officer, manager or employee of the company or its subsidiaries, and who does not currently assume the position of executive director or executive officer of its subsidiaries or the position of manager or employee of the company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to the audit committee. For more information, see "C. Board Practices" below.

Set forth below are the names of the Company's Directors and Executive Officers as of September 1, 2003. All Directors were elected at the Company's general meeting of shareholders held on June 25, 2003. Three Directors, Mr. Etsuhiko Shoyama, Mr. Yoshiki Yagi and Mr. Yoshiro Kuwata, concurrently assume the office of Executive Officer. Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in the provision of the Commercial Code. All Executive Officers were subsequently appointed at the meeting of the Board of Directors held on June 25, 2003.

Directors

                             Current position and principal               Business experience, including
         Name                 position outside the Company           experience in the Company, and functions
         ----                 ----------------------------           ----------------------------------------
   (Date of birth)
Tsutomu Kanai                Chairman of the Board and            5/1958  Joined Hitachi, Ltd.
(Feb. 26, 1929)              Director                             6/1985  Group Executive, Power Group
                                                                          Executive Managing Director
                                                                  6/1987  Senior Executive Managing Director
                                                                  6/1989  Executive Vice-President and Director
                                                                  6/1991  President and Director
                                                                  4/1999  Chairman of the Board and Director

Etsuhiko Shoyama             President and Chief Executive        4/1959  Joined Hitachi, Ltd.
(Mar. 9, 1936)               Officer                              6/1991  General Manager, Consumer Electronics
                             Director                                     Division
                                                                          Director
                                                                  6/1993  Executive Managing Director
                                                                  6/1995  Senior Executive Managing Director
                                                                  6/1997  Executive Vice-President and Director
                                                                  4/1999  President and Director
                                                                  6/2003  President, Chief Executive Officer and Director

                             Current position and principal            Business experience, including
         Name                 position outside the Company        experience in the Company, and functions
         ----                 ----------------------------        ----------------------------------------
   (Date of birth)
Yoshiki Yagi                 Executive Vice President and         4/1960  Joined Hitachi, Ltd.
(Feb. 27, 1938)              Executive Officer                    6/1988  General Manager, Accounting Controls Dept.
                             Director                             6/1991  Director
                                                                  6/1993  Executive Managing Director
                                                                  6/1997  Senior Executive Managing Director
                                                                  4/1999  Executive Vice President and Director
                                                                  6/2003  Executive Vice President, Executive Officer and
                                                                          Director

Yoshiro Kuwata               Executive Vice President and         6/1961  Joined Hitachi, Ltd.
(Sep. 1, 1936)               Executive Officer                    7/1992  General Manager, Overseas Operations
                             Director                                     Promotion Office
                                                                  6/1993  Director
                                                                  6/1995  Executive Managing Director
                                                                  6/1997  Senior Executive Managing Director
                                                                  4/1999  Executive Vice President and Director
                                                                  6/2003  Executive Vice President, Executive Officer and
                                                                          Director

Shigemichi Matsuka           Director                             4/1961  Joined Hitachi, Ltd.
(May 19, 1937)                                                    6/1989  General Manager, Omika Works
                                                                  6/1991  Director
                                                                  6/1993  Executive Managing Director
                                                                  6/1997  Senior Executive Managing Director
                                                                  4/1999  Executive Vice President and Director
                                                                  4/2001  Director
                                                                  6/2001  Corporate Auditor
                                                                  6/2003  Director

Kotaro Muneoka               Director                             4/1964  Joined Hitachi, Ltd.
(Oct. 30, 1940)                                                   6/1997  General Manager, Corporate Personnel &
                                                                          Education Dept.
                                                                          Director
                                                                  4/1999  Senior Vice President and Director
                                                                  4/2001  Director
                                                                  6/2001  Corporate Auditor
                                                                  6/2003  Director

Ginko Sato                   Director                             7/1990  Assistant Minister of Labour
(Jul. 6, 1934)                                                    10/1991 Ambassador Extraordinary and Plenipotentiary of
                             President, Japan Association for             Japan to Kenya
                             the Advancement of Working Women     7/1995  Commissioner, Securities and Exchange
                                                                          Surveillance Commission
                                                                  7/1998  Chairperson, Securities and Exchange
                                                                          Surveillance Commission
                                                                  8/2001  President, Japan Association for the
                                                                          Advancement of Working Women
                                                                  6/2003  Director

Hiromichi Seya               Director                             3/1992  President, Asahi Glass Company, Limited
(Oct. 7, 1930)                                                    6/1998  Chairman & CEO, Asahi Glass Company, Limited
                             Chairman of the Board, Asahi         6/2002  Chairman of the Board, Asahi Glass Company,
                             Glass Company, Limited                       Limited
                                                                  6/2003  Director

                             Current position and principal           Business experience, including
         Name                 position outside the Company        experience in the Company, and functions
         ----                 ----------------------------        ----------------------------------------
   (Date of birth)
Akira Chihaya                Director                             4/1998  Representative Director and President, NIPPON
(Mar. 6, 1935)                                                            STEEL CORPORATION
                             Representative Director and          4/2003  Representative Director and Chairman of the
                             Chairman of the Board, NIPPON                Board, NIPPON STEEL CORPORATION
                             STEEL CORPORATION                    6/2003  Director

Toshiro Nishimura            Director                             4/1961  Member of the First Tokyo Bar Association
(Apr. 10, 1933)                                                   5/1966  Senior Partner of Nishimura & Partners
                             Attorney at Law                      6/2003  Director

Hiroshi Kuwahara             Director                             4/1960  Joined Hitachi, Ltd.
(Nov. 23, 1935)                                                   6/1989  General Manager, Industrial Processing Division
                             Chairman of the Board and                    Director
                             Representative Executive             6/1991  Executive Managing Director
                             Officer, Hitachi Maxell, Ltd.        6/1993  Senior Executive Managing Director
                                                                  6/1995  Executive Vice-President and Director
                                                                  6/1999  Vice Chairman of the Board and Director
                                                                  1/2001  Director
                                                                          Executive member of Council for Science &
                                                                          Technology Policy, Cabinet Office
                                                                  1/2003  Vice Chairman of the Board and Director
                                                                  4/2003  Director
                                                                  6/2003  Chairman of the Board and Representative
                                                                          Executive Officer, Hitachi Maxell, Ltd.

Takashi Kawamura             Director                             4/1962  Joined Hitachi, Ltd.
(Dec. 19, 1939)                                                   6/1992  General Manager, Hitachi Works
                             Chairman of the Board and            6/1995  Director
                             Representative Executive             6/1997  Executive Managing Director
                             Officer, Hitachi Software            4/1999  Executive Vice President and Director
                             Engineering Co., Ltd.                4/2003  Director
                                                                  6/2003  Chairman of the Board and Representative
                                                                          Executive Officer, Hitachi Software Engineering
                                                                          Co., Ltd.

Masayoshi Hanabusa           Director                             6/1991  President and Representative Director, Hitachi
(Oct. 10, 1934)                                                           Credit Corporation (currently Hitachi Capital
                             Chairman of the Board and                    Corporation)
                             Director, Hitachi Capital            6/2001  Chairman of the Board and Representative
                             Corporation                                  Director, Hitachi Capital Corporation
                                                                  6/2003  Chairman of the Board and Director, Hitachi
                                                                          Capital Corporation
                                                                          Director

Members of each committee are as follows.
     Nominating Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Ginko
          Sato, Hiromichi Seya, Toshiro Nishimura
     Audit Committee: Shigemichi Matsuka (Chairman), Kotaro Muneoka, Ginko Sato,
          Hiromichi Seya, Toshiro Nishimura
     Compensation Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama,
          Hiromichi Seya, Akira Chihaya, Toshiro Nishimura

Executive Officers

         Name                  Current position and principal                 Business experience, including
         ----                   position outside the Company             experience in the Company, and functions
   (Date of birth)              ----------------------------             ----------------------------------------
Etsuhiko Shoyama             President and Chief Executive        See "Directors."
(Mar. 9, 1936)               Officer
                             Director

Yoshiki Yagi                 Executive Vice President and         See "Directors."
(Feb. 27, 1938)              Executive Officer
                             Director

Yoshiro Kuwata               Executive Vice President and         See "Directors."
(Sep. 1, 1936)               Executive Officer
                             Director

Kazuo Kumagai                Executive Vice President and         4/1961   Joined Hitachi, Ltd.
(Mar. 2, 1938)               Executive Officer                    6/1989   Deputy General Manager, Secretary's Office
                                                                  6/1993   Director
                                                                  6/1997   Executive Managing Director
                                                                  4/1999   Senior Vice President and Director
                                                                  4/2001   Executive Vice President and Director
                                                                  6/2003   Executive Vice President and Executive Officer

Katsukuni Hisano             Executive Vice President and         4/1962   Joined Hitachi, Ltd.
(Mar. 2, 1940)               Executive Officer                    6/1995   General Manager, Hitachi Works
                                                                  6/1997   Director
                                                                  4/1999   Senior Vice President and Director
                                                                  6/2002   Director
                                                                  10/2002  Senior Vice President and Director
                                                                  4/2003   Executive Vice President and Director
                                                                  6/2003   Executive Vice President and Executive Officer

Takao Matsui                 Senior Vice President and            4/1963   Joined Hitachi, Ltd.
(Mar. 18, 1939)              Executive Officer                    6/1993   General Manager, Kansai Area Operation
                                                                  6/1997   Director
                                                                  4/1999   General Manager, Sales Management Division
                                                                  6/1999   Retired from Director
                                                                  6/2001   Senior Vice President and Director
                                                                  6/2003   Senior Vice President and Executive Officer

Isao Ono                     Senior Vice President and            4/1968   Joined Hitachi, Ltd.
(May 23, 1944)               Executive Officer                    4/2002   General Manager, Information Business Group and
                             (General Manager, Information                 President & CEO, Information & Telecommunication
                             Business Group)                               Systems
                                                                  6/2002   Senior Vice President and Director
                                                                  4/2003   General Manager, Information Business Group
                                                                  6/2003   Senior Vice President and Executive Officer

Masaharu Sumikawa            Senior Vice President and            4/1972   Joined Hitachi, Ltd.
(Jul. 2, 1943)               Executive Officer                    2/2002   President, Power & Industrial Systems and CEO,
                                                                           Power systems operation
                                                                  6/2002   Senior Vice President and Director
                                                                  6/2003   Senior Vice President and Executive Officer

         Name                  Current position and principal                 Business experience, including
         ----                   position outside the Company             experience in the Company, and functions
   (Date of birth)              ----------------------------             ----------------------------------------

Michiharu Nakamura           Senior Vice President and            4/1967  Joined Hitachi, Ltd.
(Sep. 9, 1942)               Executive Officer                    4/2001  General Manager, Research & Development Group
                             (General Manager, Research &         6/2003  Senior Vice President and Executive Officer
                             Development Group)

Hiromi Kuwahara              Senior Vice President and            4/1968  Joined Hitachi, Ltd.
(Aug. 23, 1945)              Executive Officer                    4/2003  General Manager, Corporate Strategy
                             (General Manager, Corporate          6/2003  Senior Vice President and Executive Officer
                             Strategy)

Minoru Tsukada               Vice President and Executive         4/1969  Joined Hitachi, Ltd.
(Jan. 1, 1947)               Officer                              4/2003  General Manager, Kansai Area Operation
                             (General Manager, Kansai Area        6/2003  Vice President and Executive Officer
                             Operation)

Yoshito Tsunoda              Vice President and Executive         4/1971  Joined Hitachi, Ltd.
(Sep. 20, 1944)              Officer                              4/2003  President & CEO, Urban Planning and Development
                             (President & CEO, Urban Planning             Systems
                             and Development Systems)             6/2003  Vice President and Executive Officer

Hiroaki Nakanishi            Vice President and Executive         4/1970  Joined Hitachi, Ltd.
(Mar. 14, 1946)              Officer                              4/2003  General Manager, Global Business
                             (General Manager, Global Business)   6/2003  Vice President and Executive Officer

Tadahiko Ishigaki            Vice President and Executive         4/1968  Joined Hitachi, Ltd.
(Jan. 14, 1946)              Officer                              4/2003  General Manager, Corporate Marketing
                             (General Manager, Corporate          6/2003  Vice President and Executive Officer
                             Marketing)

Shozo Saito                  Vice President and Executive         4/1970  Joined Hitachi, Ltd.
(Nov. 5, 1945)               Officer                              4/2003  President & CEO, Power & Industrial Systems
                             (President & CEO, Power &            6/2003  Vice President and Executive Officer
                             Industrial Systems)

Manabu Shinomoto             Vice President and Executive         7/1971  Joined Hitachi, Ltd.
(Mar. 30, 1948)              Officer                              4/2003  CEO, Platform and network systems operation,
                             (CEO, Platform and network systems           Information & Telecommunication Systems
                             operation, Information &             6/2003  Vice President and Executive Officer
                             Telecommunication Systems)

Takuya Tajima                Vice President and Executive         4/1968  Joined Hitachi, Ltd.
(Jan. 21, 1945)              Officer                              4/2003  CEO, Social and industrial infrastructure systems
                             (CEO, Social and industrial                  operation, Power & Industrial Systems
                             infrastructure systems operation,    6/2003  Vice President and Executive Officer
                             Power & Industrial Systems)

Takashi Hatchoji             Vice President and Executive         4/1970  Joined Hitachi, Ltd.
(Jan. 27, 1947)              Officer                              4/2003  General Manager, Legal and Corporate
                             (General Manager, Legal and                  Communications and General Manager, Corporate
                             Corporate Communications and                 Auditing
                             General Manager, Corporate           6/2003  Vice President and Executive Officer
                             Auditing)

         Name                  Current position and principal                 Business experience, including
         ----                   position outside the Company             experience in the Company, and functions
   (Date of birth)              ----------------------------             ----------------------------------------

Kazuo Furukawa               Vice President and Executive         4/1971  Joined Hitachi, Ltd.
(Nov. 3, 1946)               Officer                              4/2003  President & CEO, Information & Telecommunication
                             (President & CEO, Information &              Systems
                             Telecommunication Systems)           6/2003  Vice President and Executive Officer

Makoto Ebata                 Executive Officer                    4/1970  Joined Hitachi, Ltd.
(Feb. 23, 1947)              (General Manager, Group Management   2/2002  General Manager, Group Management Office
                             Office)                              6/2003  Executive Officer

Yasuo Sakuta                 Executive Officer                    4/1972  Joined Hitachi, Ltd.
(Oct. 6, 1945)               (General Manager, Intellectual       8/2001  General Manager, Intellectual Property Group
                             Property Group)                      6/2003  Executive Officer

Takao Suzuki                 Executive Officer                    4/1969  Joined Hitachi, Ltd.
(Jan. 12, 1946)              (General Manager, Chugoku Area       4/2003  General Manager, Chugoku Area Operation
                             Operation)                           6/2003  Executive Officer

Koichiro Nishikawa           Executive Officer                    4/1970  Joined Hitachi, Ltd.
(Jul. 12, 1947)              (General Manager, Business           4/2003  General Manager, Business Development
                             Development)                         6/2003  Executive Officer

Tsugio Momose                Executive Officer                    4/1970  Joined Hitachi, Ltd.
(Jun. 30, 1945)              (President & CEO, Ubiquitous         4/2002  President & CEO, Ubiquitous Platform Systems
                             Platform Systems)                    6/2003  Executive Officer

Kazuhiro Mori                Executive Officer                    4/1969  Joined Hitachi, Ltd.
(Oct. 7, 1946)               (General Manager, Chubu Area         2/1999  General Manager, Chubu Area Operation
                             Operation)                           6/2003  Executive Officer

Iwao Hara                    Executive Officer                    4/1970  Joined Hitachi, Ltd.
(May 11, 1945)               (General Manager, Human Capital)     4/2003  General Manager, Human Capital
                                                                  6/2003  Executive Officer

Takashi Miyoshi              Executive Officer                    4/1970  Joined Hitachi, Ltd.
(Sep. 25, 1947)              (General Manager, Finance)           4/2003  General Manager, Finance
                                                                  6/2003  Executive Officer

Taiji Hasegawa               Executive Officer                    4/1969  Joined Hitachi, Ltd.
(Feb. 18, 1947)              (President & CEO, Automotive         4/2003  President & CEO, Automotive Systems
                             Systems)                             6/2003  Executive Officer

Masahiro Hayashi             Executive Officer                    4/1969  Joined Hitachi, Ltd.
(Apr. 11, 1946)              (CEO, System solutions operation,    4/2003  CEO, System solutions operation, Information &
                             Information & Telecommunication              Telecommunication Systems
                             Systems)                             6/2003  Executive Officer

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company.

B. Compensation

The aggregate amount of compensation, including bonuses but excluding retirement allowances, paid by Hitachi during the year ended March 31, 2003 to all Directors and Corporate Auditors of the Company who served during that year was JPY 602 million.

Under the corporate governance system prior to June 25, 2003, in accordance with customary Japanese business practice, when a Director or Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted at a general meeting of shareholders for approval. After the shareholders' approval is obtained, the amount of the retirement allowance for a Director or Corporate Auditor is fixed by the Board of Directors and the Board of Corporate Auditors and generally reflects his position at the time of retirement, the length of his service as a Director or Corporate Auditor and the retiring member's contribution to the Company's performance. The Company does not set aside reserves for such retirement payments. The aggregate amount of retirement allowances paid during the year ended March 31, 2003 to retired Directors of the Company was JPY 86 million. With the adoption of the Committee System in June 2003, the Compensation Committee determines the matters relating to the compensation including retirement allowances for each Director and Executive Officer. See "C. Board Practices."

In June 2000, the ordinary general meeting of shareholders of the Company approved a stock option plan under which rights to subscribe for 527,000 shares of Common Stock of the Company were granted to 14 Directors and 57 employees including Senior Corporate Officers, Corporate Officers, Managing Officers and Corporate Fellows. The exercise price of the rights is JPY 1,451 per share and the rights are exercisable from July 27, 2001 until July 26, 2005.

In June 2001, the ordinary general meeting of shareholders of the Company approved a stock option plan under which rights to subscribe for 1,090,000 shares of Common Stock of the Company were granted to 13 Directors and 64 employees including Senior Corporate Officers, Corporate Officers, Managing Officers and Corporate Fellows. The exercise price of the rights is JPY 1,270 per share and the rights are exercisable from August 4, 2002 until August 3, 2006.

In June 2003, the ordinary general meeting of shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,305,000 shares of Common Stock of the Company were granted to a total of 85 persons, including Directors, Executive Officers, Corporate Officers and Fellows of the Company. The exercise price of the rights is JPY 561 per share and the rights are exercisable from August 1, 2004 through July 31, 2007. See note (26) to the consolidated financial statements.

C. Board Practices

The Company, by special resolution of the general meeting of shareholders held on June 25, 2003, adopted the Committee System pursuant to the amended Commercial Code. Each company adopting the Committee System is required to establish within its board of directors a nominating, audit and compensation committee, a majority of the members of each of which must be outside directors who are not executive officers of the company, and to have executive officers responsible for executing the business of the company. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to the audit committee. Through the adoption of the Committee System, the Company aims to clear the way for much speedier management with the strict separation of execution of business and supervision thereof and simultaneously foster fair and highly transparent management.

The Company's amended Articles of Incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders. The Company's Articles of Incorporation provide that the Board of Directors must appoint a Chairman of the Board from among its members. The term of office of a Director expires at the close of the ordinary general meeting of shareholders relating to the last closing of accounts within one year after the relevant Director's assumption of office. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2004.

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies and certain important matters prescribed by law, as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors has, by resolution, delegated to the Executive Officers most of its authority to make decisions with regard to the Company's business affairs.

The Nominating Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders. As stated above, a majority of the members of the Nominating Committee must be outside Directors.

The Compensation Committee is authorized to determine the policy on the determination of the particulars of compensation for each Director and Executive Officer and determine the particulars of compensation for each Director and Executive Officer in accordance with the established policy. In addition, pursuant to the Board of Directors Regulations of the Company, the Compensation Committee is authorized to determine the policy on the grant of stock options. As stated above, under the Commercial Code, a majority of the members of the Compensation Committee must be outside Directors.

The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties and determine the particulars of proposals concerning the election, dismissal and non-retention of the Company's outside auditor to be submitted to the general meeting of shareholders. The Audit Committee has the statutory duty to examine the financial statements and business reports prepared by Executive Officers designated by the Board of Directors and to prepare its audit report to be submitted to the Board of Directors. Pursuant to the Board of Directors Regulations of the Company, the Audit Committee has the authority to pre-approve audit and non-audit services provided by the outside auditor for the purpose of complying with applicable U.S. law and regulations. As stated above, a majority of the members of the Audit Committee must be outside Directors. In addition, a member of the Audit Committee may not concurrently be an Executive Officer, a manager or any other employee of the Company or any of its subsidiaries, or a director who is engaged in the business affairs of any of such subsidiaries.

For a list of the members of each committee, see "A. Directors and Senior Management" above.

The Company's Articles of Incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. The term of office of an Executive Officer expires at the close of the first meeting of the Board of Directors after the ordinary general meeting of shareholders relating to the last closing of accounts within one year after the relevant Executive Officer's assumption of office. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire at the close of the first meeting of the Board of Directors after the ordinary general meeting of shareholders to be held within three months from March 31, 2004.

Under the Committee System, Executive Officers have the power to make decisions on matters delegated to them by the Board of Directors. An Executive Officer executes the business affairs of the Company within the scope of assignment determined by the Board of Directors. From among the Executive Officers, the Board of Directors must appoint one or more Representative Executive Officers. Each of the Representative Executive Officers has the statutory authority to represent the Company generally in the conduct of its affairs. Pursuant to the Company's Articles of Incorporation, the Board of Directors must appoint a President and Chief Executive Officer who must also be a Representative Executive Officer.

No Directors have service contracts with Hitachi providing for benefits upon termination of service as a Director.

Pursuant to the Commercial Code and the Company's Articles of Incorporation, the Company may, by resolution of the Board of Directors, exempt any Director and Executive Officer from liabilities to the Company arising in respect of his/her failure to execute duties to the extent provided in laws or regulations. In addition, the

Company has entered into an agreement with each outside Director to limit such Director's liabilities to the Company arising in respect of his/her failure to execute duties to the maximum aggregate amount provided in the items of paragraph 19 of Article 266 of the Commercial Code.

D. Employees

The following table shows the number of full-time employees of Hitachi by industry segment as of March 31, 2001, 2002 and 2003.

                                                                As of March 31
                                             ------------------------------------------------------
                                               2001                  2002                  2003
                                               ----                  ----                  ----
Information & Telecommunication Systems       65,864                 68,381                83,304
Electronic Devices                            50,152                 42,216                41,763
Power & Industrial Systems                    74,935                 72,250                76,685
Digital Media & Consumer Products             37,389                 33,742                33,046
High Functional Materials & Components        57,101                 52,720                48,821
Logistics, Services & Others                  31,124                 30,197                29,520
Financial Services                             4,012                  4,184                 4,116
Corporate                                      3,320                  3,299                 3,273
                                             -------                -------               -------
   Total                                     323,897                306,989               320,528
                                             =======                =======               =======

The activities of the Hitachi Workers Union and those unions representing the employees of certain domestic subsidiaries are organized under the Federation of Hitachi Group Workers Unions. Each company has a collective bargaining agreement with its workers union. Under the agreements, all employees of the Company and its domestic subsidiaries that have labor unions, except management and a limited number of other employees, must become union members. The collective bargaining agreements are customarily for two-year terms and the present provisions, other than those relating to wages, extend to March 31, 2004. Hitachi considers its relations with the labor unions to be excellent and there have been no significant strikes or labor disputes in recent years.

E. Share Ownership

The following table shows the number of shares of Common Stock owned by the Directors and Executive Officers of the Company as of June 25, 2003. The total amount is 0.02% of total shares issued.

           Name                                 Position                              Number of shares owned
           ----                                 --------                              ----------------------
                                                                                              (shares)
     Tsutomu Kanai                 Chairman of the Board and Director                          68,500
     Etsuhiko Shoyama              President, Chief Executive Officer and Director             51,000
     Yoshiki Yagi                  Executive Vice President, Executive Officer                 65,250
                                   and Director
     Yoshiro Kuwata                Executive Vice President, Executive Officer                 24,700
                                   and Director
     Shigemichi Matsuka            Director                                                    31,000
     Kotaro Muneoka                Director                                                    21,000
     Ginko Sato                    Director                                                         0
     Hiromichi Seya                Director                                                     2,000
     Akira Chihaya                 Director                                                         0
     Toshiro Nishimura             Director                                                         0
     Hiroshi Kuwahara              Director                                                    29,600
     Takashi Kawamura              Director                                                    35,000
     Masayoshi Hanabusa            Director                                                     5,050
     Kazuo Kumagai                 Executive Vice President and Executive Officer              23,000
     Katsukuni Hisano              Executive Vice President and Executive Officer              17,000
     Takao Matsui                  Senior Vice President and Executive Officer                 19,200
     Isao Ono                      Senior Vice President and Executive Officer                 44,000
     Masaharu Sumikawa             Senior Vice President and Executive Officer                 15,000
     Michiharu Nakamura            Senior Vice President and Executive Officer                 15,000
     Hiromi Kuwahara               Senior Vice President and Executive Officer                 10,000
     Minoru Tsukada                Vice President and Executive Officer                        10,000
     Yoshito Tsunoda               Vice President and Executive Officer                        15,000
     Hiroaki Nakanishi             Vice President and Executive Officer                        10,000
     Tadahiko Ishigaki             Vice President and Executive Officer                        17,250
     Shozo Saito                   Vice President and Executive Officer                        19,050
     Manabu Shinomoto              Vice President and Executive Officer                        10,000
     Takuya Tajima                 Vice President and Executive Officer                        18,000
     Takashi Hatchoji              Vice President and Executive Officer                        24,000
     Kazuo Furukawa                Vice President and Executive Officer                        14,000
     Makoto Ebata                  Executive Officer                                           11,000
     Yasuo Sakuta                  Executive Officer                                           10,000
     Takao Suzuki                  Executive Officer                                           10,000
     Koichiro Nishikawa            Executive Officer                                           16,150
     Tsugio Momose                 Executive Officer                                           16,050
     Kazuhiro Mori                 Executive Officer                                           10,000
     Iwao Hara                     Executive Officer                                           11,050
     Takashi Miyoshi               Executive Officer                                           10,000
     Taiji Hasegawa                Executive Officer                                           13,050
     Masahiro Hayashi              Executive Officer                                           10,050
                                                                                              -------
                 Total                                                                        730,950
                                                                                              =======

The aggregate number of shares to be subscribed for by the rights granted to the Directors and Executive Officers, listed above, under the stock option plans approved in June 2000, 2001 and 2003 is 193,000, 440,000 and 795,000 shares, respectively. For additional information on the Company's stock option plan, see "B. Compensation" of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company's Common Stock.

Hitachi Employees' Shareholding Association owned approximately 80,448 thousand shares as of March 31, 2003, which amounted to 2.4% of total shares issued. The Association consists of employees of the Company and certain of its subsidiaries. Membership in the Association is voluntary.

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding Common Stock as of March 31, 2003.

                                                                                                       Percent
       Title of class                       Name                        Number of shares owned        of class
       --------------                       ----                        ----------------------        --------
                                                                           (thousand shares)
     Common Stock           Japan Trustee Services Bank, Ltd.                   212,081                 6.3%
     Common Stock           NATS CUMCO*                                         172,918                 5.1%
     Common Stock           The Master Trust Bank of Japan, Ltd.                169,035                 5.0%

      * NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company's Common Stock.

As of March 31, 2003, approximately 12.3% of the Company's Common Stock was owned by 192 United States shareholders as a whole, including the Depositary's nominee as one shareholder of record, the percentage ownership of which was about 5.1%.

Hitachi is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of Hitachi, there are no arrangements, the operation of which may at a subsequent date result in a change in control of Hitachi.

B. Related Party Transactions

No loans have been extended to Directors or Executive Officers of the Company except home loans extended to certain Directors by a subsidiary of the Company engaged in the business of financial services. These loans were (1) made or provided in the ordinary course of the business of such subsidiary; (2) of a type that is generally made available by such subsidiary to the public; and (3) made by such subsidiary on market terms, or terms that are no more favorable than those offered by such subsidiary to the general public for such extensions of credit. The aggregate outstanding balance of such loans to Directors as of March 31, 2003 was JPY 130 million, and the largest aggregate outstanding balance during fiscal 2002 was JPY 132 million.

C. Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See "Item 17. Financial Statements."

Legal Proceedings

The Company and certain of its subsidiaries are subject to several legal and arbitration proceedings and claims which have arisen in the ordinary course of business. However, based upon the information currently available to Hitachi, management of the Company does not expect those legal and arbitration proceedings and claims to have a material effect on Hitachi's financial condition or results of operations.

Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing the information systems and electronics and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of the Company's financial condition and results of operations.

For information on restrictions imposed by the indentures relating to the Company's unsecured convertible debentures on its ability to pay cash dividends, see note (9) to the consolidated financial statements.

The Company paid a dividend of JPY 6 per share for fiscal 2002.

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

                                       Tokyo Stock Exchange                      New York Stock Exchange
                                          Price Per Share                          Price Per American
                                          of Common Stock                           Depositary Share
                                          ---------------                           ----------------
                                                (Yen)                                (U.S. Dollars)

                                        High            Low                     High                 Low
                                        ----            ---                     ----                 ---
   Annual Information
     Fiscal year ended March 31
     --------------------------
        1999                           1,015            532                     77.000              40.188
        2000                           1,709            814                    164.500              67.000
        2001                           1,549            899                    146.250              73.750
        2002                           1,380            745                    113.000              57.000
        2003                             997            398                     77.950              33.330

   Quarterly Information
     Fiscal year ended March 31, 2002
     --------------------------------
        1st quarter                    1,380          1,012                    113.000              80.500
        2nd quarter                    1,214            775                     98.000              64.050
        3rd quarter                      979            777                     79.000              65.500
        4th quarter                    1,008            745                     76.500              57.000

     Fiscal year ended March 31, 2003
     --------------------------------
        1st quarter                      997            736                     77.950              61.250
        2nd quarter                      800            592                     66.550              49.030
        3rd quarter                      619            398                     50.650              33.330
        4th quarter                      557            412                     45.190              34.750

     Fiscal year ended March 31, 2004
     --------------------------------
        1st quarter                      520            366                     43.500              31.300

   Monthly Information
    March 2003                           505            412                     43.000              34.750
    April 2003                           441            366                     37.290              31.300
    May 2003                             478            402                     40.650              34.500
    June 2003                            520            465                     43.500              39.800
    July 2003                            643            514                     53.500              44.480
    August 2003                          642            484                     54.740              40.950

Notes:   (a)  Prices per share of Common Stock are as reported by the TSE.
         (b) Prices per American Depositary Share are based upon one American Depositary Share representing 10 shares of Common Stock and are as reported by the NYSE via the NYSEnet system.

B. Plan of Distribution

Not applicable.

C. Markets

See "A. Offer and Listing Details" in this Item.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

Hitachi, Ltd. was incorporated in Japan under the Commercial Code. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

Objects and Purposes

Article 2 of the Articles of Incorporation of the Company provides that its purpose is to carry on the following businesses: manufacture and sale of electrical machinery and appliances; manufacture and sale of industrial machinery and appliances; manufacture and sale of rolling stock; manufacture and sale of telecommunication and electronic machinery and appliances; manufacture and sale of lighting and household machinery and appliances; manufacture and sale of optical and medical machinery and instruments; manufacture and sale of measuring and other general machinery and appliances; manufacture and sale of materials related to the products mentioned in any of the foregoing items; preparation and sale of software; preparation and sale of images, software and data related to multimedia; leasing and maintenance services of the products mentioned in any of the foregoing items; supply of electricity; telecommunication, information processing and information supply services, as well as broadcasting; undertaking of commercial transactions and payment transactions by utilizing the Internet; provision of results of research and development related to biotechnology; consulting on any of the foregoing items; licensing of industrial property rights and know-how; undertaking of engineering related to any of the foregoing items; design, supervision and undertaking of construction work; money lending, factoring, debt guarantee and investment advisory business; home health care support business under the Health Care Insurance Law and the operation of health care and nursing facilities; any and all businesses related to the foregoing items.

Directors

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies and certain important matters prescribed by law, as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors may, by resolution, delegate to the Executive Officers its authority to make decisions with regard to the Company's business affairs.

Under the Commercial Code, the adoption of a resolution of the Board of Directors requires a majority vote of the Directors present who must in turn constitute a majority of the full Board of Directors. Any Director who has a conflict of interest or a vested interest with respect to any given resolution cannot participate in voting for the resolution. Under the Commercial Code, each Director must refrain from engaging in any business competing with the Company unless approved by the Board of Directors.

The Commercial Code provides that, under the Committee System, the Compensation Committee established within the Board of Directors determines matters relating to compensation for each Director and Executive Officer. A member of the Compensation Committee cannot participate in voting for any resolution relating to his/her own compensation.

There is no mandatory retirement age for the Directors required by the Commercial Code or the Company's Articles of Incorporation. No shares are required for a Director's qualification under the Commercial Code or the Company's Articles of Incorporation.

Pursuant to the Commercial Code, under the Committee System, the Board of Directors has, by resolution, delegated to Executive Officers powers regarding the incurrence by the Company of a significant amount of debt.

Common Stock

     Dividends

     Under the Company's Articles of Incorporation, its financial accounts will be closed on March 31 of each year and annual dividends, if any, will be paid to shareholders of record as of that date. The Commercial Code permits a joint stock corporation to distribute retained earnings by way of interim dividends if the articles of incorporation of a company so provide. The Company's Articles of Incorporation permit it to make interim dividends and such interim dividends, if any, will be paid to shareholders of record as of September 30 of each year.

     Under the Company's Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

     Voting Rights

     A shareholder is generally entitled to one vote per one unit of shares with respect to whole units of shares, as described in this paragraph and under "Unit Share System" below. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation require for the election of Directors a quorum of not less than one-third of the total number of voting rights of all the shareholders. The Company's shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with the Company's Share Handling Regulations.

     The Commercial Code and the Company's Articles of Incorporation provide that a quorum of not less than one-third of the voting rights of all the shareholders must be present at a shareholders' meeting to approve any material corporate actions such as: a reduction of the stated capital; amendment of the Articles of Incorporation; the removal of a Director; establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer; a dissolution, merger or consolidation; a company split; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation; and any issuance of new shares at a "specially favorable" price (or any issuance of rights to subscribe for or acquire shares ("stock acquisition rights") with "specially favorable" conditions or of bonds or debentures with stock acquisition rights with "specially favorable" conditions) to persons other than shareholders. At least two-thirds of the voting rights represented at the meeting must approve these actions.

     Issue of Additional Shares and Pre-emptive Rights

     Holders of the Company's shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as Executive Officers determine, subject to the limitations as to the issuance of new shares at a "specially favorable" price mentioned above. Executive Officers may determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such subscription rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

     Rights to subscribe for shares of Common Stock given to the shareholders may be made generally transferable by Executive Officers. If subscription rights are not made generally transferable, a transfer by a foreign investor not resident in Japan will be enforceable against the Company and third parties only if prior written consent to each such transfer is obtained from the Company. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by foreign investors not resident in Japan.

     Pursuant to the Commercial Code, the Company may issue stock acquisition rights. Except where the issuance of stock acquisition rights would be on "specially favorable" terms, Executive Officers may determine the issuance of stock acquisition rights other than those for stock option purposes, which in contrast, must be approved by the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares, or alternatively, to transfer the necessary number of existing shares held by it.

     Liquidation Rights

     In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of shares of Common Stock in proportion to the respective numbers of shares of Common Stock held by each of them.

     Stock Splits

     The Company, by decision of the Executive Officers, may at any time split shares of Common Stock in issue. When Executive Officers decide to effect a stock split, the Company may amend its Articles of Incorporation without shareholder approval to increase the number of authorized shares in proportion to the stock split if the Company has only one class of outstanding shares.

     Generally, shareholders do not need to exchange share certificates for new ones following a stock split; however, certificates representing the additional shares resulting from the stock split will be issued to shareholders. Before a stock split, the Company must give public notice of the stock split specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, the Company must send notice to each shareholder specifying the number of shares to which each such shareholder is entitled.

     Unit Share System

     Pursuant to the Commercial Code, the Company has designated 1,000 shares as one unit of shares. Under the unit share system, a shareholder is generally entitled to one voting right for each unit of shares. The Company may not issue share certificates for a number of shares not constituting a whole number of units unless the Company deems the issuance of such share certificates to be necessary for shareholders. Since transfers of less than one unit of the underlying shares of common stock are normally prohibited under the unit share system, under the Deposit Agreement currently in force, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of common stock may only be exercised as to whole units of common stock.

     Although the number of shares which constitute one unit is stipulated in the Articles of Incorporation, Executive Officers have the power to amend the Articles of Incorporation to reduce the number of shares which constitute one unit or abolish the unit share system. Pursuant to the Commercial Code, the number of shares constituting one unit, however, should neither exceed 1,000 nor one-two hundredths of the total number of outstanding shares of the Company.

     A holder of shares representing less than one unit may at any time require the Company to purchase his/her shares. These shares will be purchased at
     (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

     The Company's Articles of Incorporation also provide that a holder of shares representing less than one unit may require the Company to sell any fractional shares it may have to such holder so that the holder can raise his/her fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

     Acquisition by the Company of Shares

     Under the Commercial Code, the Company may acquire shares of its Common Stock for any purpose subject to authorization by (i) ordinary resolution of an ordinary general meeting of shareholders for (a) purchases of its shares on any Japanese stock exchange on which its shares are listed or (b) tender offers, or (ii) special resolution of an ordinary general meeting of shareholders for purchases of its shares from a specific shareholder other than a subsidiary of the Company. In the case of (ii) above, any other shareholder may make a request directly to an Executive Officer, five days prior to the relevant shareholders' meeting, that the Company also acquire the shares held by such requesting shareholder.

     Any such acquisition of shares by the Company must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction of the stated capital, capital surplus or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. The Company may hold the shares acquired in compliance with the provisions of the Commercial Code, and Executive Officers may generally dispose or cancel such shares.

     A resolution of the ordinary general meeting of shareholders held on June 25, 2003 authorizes the Company to acquire up to 300 million shares for up to JPY 150 billion prior to the ordinary general meeting of shareholders held in 2004.

General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders within three months following the date of closing of accounts of each year in Tokyo. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Commercial Code, notice of any shareholders' meeting must be mailed to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company's Share Handling Regulations, at least two weeks prior to the date of the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

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

There is no provision in the Company's Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

C. Material Contracts

None.

D. Exchange Controls

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

E. Taxation

Japanese Taxation

The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of the Company's shares or American depositary shares by a person who is not a resident of Japan.

A non-resident of Japan or a non-Japanese corporation is generally subject to a Japanese withholding tax on cash dividends. Stock splits, in general, are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective. Due to the 2001 Japanese tax legislation effective April 1, 2001, a conversion of retained earnings or legal earned reserve into stated capital is not deemed a dividend payment to shareholders for Japanese tax purposes and therefore such a conversion does not trigger Japanese withholding taxation.

Pursuant to the tax treaty between the United States and Japan ("the Treaty") currently in force, a Japanese withholding tax at the rate of 15% is imposed, in general, on dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a "permanent establishment" in Japan and the shares with respect to which such dividends are paid are effectively connected with such "permanent establishment." For Japanese tax purposes, the treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called "preservation doctrine" under Article 4(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate, the domestic tax rate applies.

The amount of withholding tax imposed on dividends payable to the holders of the Company's shares or ADRs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan. In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 10% for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15% for dividends due and payable on or after April 1, 2008.

Gains derived from the sale outside Japan of shares of Common Stock or ADRs by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADRs as a distributee, legatee or donee.

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

Special adverse U.S. federal income tax rules apply if a U.S. holder holds stock or ADRs of a company that is treated as a PFIC for any taxable year during which the U.S. holder held stock or ADRs. Based upon certain management estimates of the Company and the nature of the business activities to be conducted by the Hitachi corporate group, the Company believes it will not be considered a PFIC for the taxable year 2003 or future taxable years. However, since PFIC determinations are made based on the composition of the Company's income and assets and the value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") can be inspected at its public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system can be also available for inspection on the SEC's website (http://www.sec.gov).

I. Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Primary market risk exposure

Hitachi operates globally and is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity security prices. Hitachi uses certain derivative financial instruments in order to reduce these market risks, and does not enter into derivative financial instruments for any purpose other than hedging purpose. Hitachi is also exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments and derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Equity price risk

Hitachi holds marketable securities which are subject to price risks arising from changes in their market prices for such securities. Marketable securities classified as short-term investments are considered to be highly liquid and low risk in the investment portfolio, and those classified as investments and advances are held as long-term investments.

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair value of the market risk sensitive securities as of March 31, 2003 and 2002, regardless of the consolidated balance sheet classification as follows.

                                                                        (Millions of yen)
                                                                        -----------------
                                                      Carrying Amount (year ended March 31, 2003)           Fair Value
                                          ------------------------------------------------------------------------------
                                                               Contractual maturity date
                                          ------------------------------------------------------------
                                                          Due after one
                                            Due within     year through      Due after
                                             one year       five years      five years       Total
                                          -------------- ---------------- --------------- ------------
        Available-for-sale securities
          Equity securities                                                                159,178            159,178
          Debt securities                       52,443         38,228           77,288     167,959            167,959
          Other securities                      47,845          5,707           17,255      70,807             70,807
        Held-to-maturity securities              6,057          1,380              107       7,544              7,539

                                                                        (Millions of yen)
                                                                        -----------------
                                                      Carrying Amount (year ended March 31, 2002)           Fair Value
                                          ------------------------------------------------------------------------------
                                                               Contractual maturity date
                                          ------------------------------------------------------------
                                                          Due after one
                                            Due within     year through      Due after
                                             one year       five years      five years       Total
                                          -------------- ---------------- --------------- ------------
        Available-for-sale securities
          Equity securities                                                                282,522            282,522
          Debt securities                      62,111          46,550           74,822     183,483            183,483
          Other securities                     31,549          14,827           21,276      67,652             67,652
        Held-to-maturity securities             4,866           5,654              497      11,017             11,008

Foreign currency exchange rate risk and interest rate risk

Hitachi has assets and liabilities which are exposed to foreign currency exchange rate risks and interest rate risks. Hitachi enters into forward exchange contracts, cross currency swap agreements and interest rate swaps for the purpose of hedging these risk exposures.

   (1) Foreign currency exchange rate risk

       Hitachi principally uses forward exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars (USD) and Euros (EUR) into Japanese yen (JPY). These contracts, which principally mature within one year, are primarily used to fix future net cash flows principally from trade receivables and payables recognized, and forecasted transactions, which are denominated in foreign currencies. Hitachi measures the volume and due date of future net cash flows by currencies every month. In accordance with the policy, a certain portion of measured net cash flows is covered using forward exchange contracts.

       Hitachi principally enters into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between these derivative financial instruments and the hedged items is highly effective in achieving offsetting changes in foreign exchange rates.

       The tables below provide information about Hitachi's financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars (USD) and Euros (EUR) as of March 31, 2003 and 2002. The tables present the contract amounts in Japanese yen (JPY) equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all foreign currency exposures in cash flows are eliminated.

Forward exchange contracts (year ended March 31, 2003)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                               Expected maturity date
                                                         ----------------------------------------------------------------
                                                                                                              Estimated
                                                               2004            2005             Total        fair value
                                                         --------------- ---------------- ---------------- --------------
Forward exchange contracts
(Pay USD/Receive JPY) contract amount                         128,925               -          128,925              (49)
Average contractual exchange rate (JPY/USD)                    119.80               -           119.80

Forward exchange contracts
(Pay EUR/Receive JPY) contract amount                          38,162               -           38,162           (1,111)
Average contractual exchange rate (JPY/EUR)                    125.31               -           125.31

Forward exchange contracts (year ended March 31, 2002)                                                  (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                               Expected maturity date
                                                         ----------------------------------------------------------------
                                                                                                              Estimated
                                                               2003            2004             Total        fair value
                                                         --------------- ---------------- ---------------- --------------
Forward exchange contracts
(Pay USD/Receive JPY) contract amount                          65,452               -           65,452           (2,728)
Average contractual exchange rate (JPY/USD)                    127.27               -           127.27

Forward exchange contracts
(Pay EUR/Receive JPY) contract amount                          24,300               -           24,300             (465)
Average contractual exchange rate (JPY/EUR)                    112.83               -           112.83

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

Long-term debt (year ended March 31, 2003)                                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                --------------------------------------------------------------------------------------------
                                                                                                                  Estimated
                                   2004        2005       2006        2007        2008     Thereafter    Total    fair value
                                ----------  ---------- ----------  ----------  ----------  ---------- ----------  ----------
Fixed rate (notes and debentures):
----------------------------------------------------------------------------------------------------------------------------
JPY debentures                      87,770      32,193    290,500      60,000      37,865     174,998    683,326     718,318
Average interest rate                2.35%       2.30%      2.32%       1.69%       1.66%       1.65%      2.15%

JPY convertible debentures          93,933     231,541          -           -       6,757           -    332,231     338,778
Average interest rate                1.36%       1.38%          -           -       0.00%           -      1.32%

JPY medium term notes               34,895      23,025      6,403       9,338      23,924      24,110    121,695     121,916
Average interest rate                1.06%       1.24%      1.36%       1.37%       1.51%       1.87%      1.29%

USD medium term notes                1,288           -          -       1,313           -           -      2,601       2,804
Average interest rate                4.60%           -          -       5.92%           -           -      5.39%

Floating rate (notes and debentures):
----------------------------------------------------------------------------------------------------------------------------
JPY debenture                            -       2,960          -           -       3,000       7,000     12,960      13,553
Average interest rate                    -       0.34%          -           -       0.44%       0.63%      0.42%

JPY medium term notes               51,719      18,551      2,919       3,075       4,614      19,877    100,755     100,755
Average interest rate                0.55%       0.75%      1.03%       1.11%       1.12%       1.32%      0.82%

USD medium term notes                7,212      18,030          -       1,574           -           -     26,816      26,816
Average interest rate                1.69%       1.72%          -       1.98%           -           -      1.72%

Other currency medium
 term notes and debentures             147         228          -         353           -           -        728         728
Average interest rate                3.85%       3.85%          -       3.83%           -           -      3.84%

Fixed and floating rate (loans):
----------------------------------------------------------------------------------------------------------------------------
Loans, principally from            220,486     177,291    111,406      54,494      83,113      66,769    713,559     720,457
  Banks
Average interest rate                2.19%       1.92%      1.78%       1.72%       1.62%       1.71%      1.85%

Weighted average floating rates are based on forward interest rates as of March 31, 2003.

Long-term debt (year ended March 31, 2002)                                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                --------------------------------------------------------------------------------------------
                                                                                                                  Estimated
                                   2003        2004       2005        2006        2007     Thereafter    Total    fair value
                                ----------  ---------- ----------  ----------  ----------  ---------- ----------  ----------
Fixed rate (notes and debentures):
----------------------------------------------------------------------------------------------------------------------------
JPY debentures                     30,993      86,165     33,000     290,500      60,000     161,992    662,650     696,303
Average interest rate               2.48%       2.50%      2.47%       2.50%       1.98%       2.06%      2.42%

USD debentures                     25,483           -          -           -           -           -     25,483      25,848
Average interest rate               6.63%           -          -           -           -           -      6.63%

JPY convertible debentures         21,364      93,933    231,542           -           -           -    346,839     368,373
Average interest rate               1.39%       1.38%      1.42%           -           -           -      1.40%

USD convertible debenture              26           -          -           -           -           -         26          26
Average interest rate               1.75%           -          -           -           -           -      1.75%

JPY medium term notes              32,280      15,308     10,418       5,436      11,136      20,503     95,081      95,230
Average interest rate               1.45%       1.80%      1.99%       2.05%       2.15%       2.67%      1.85%

USD medium term notes               1,999       1,291          -           -       1,316           -      4,606       4,832
Average interest rate               4.49%       4.60%          -           -       5.92%           -      5.02%

Floating rate (notes and debentures):
----------------------------------------------------------------------------------------------------------------------------
JPY debenture                           -           -      4,983           -           -       3,000      7,983       7,983
Average interest rate                   -           -      1.31%           -           -       0.50%      1.09%

JPY medium term notes              20,638      51,480      8,449       2,995       3,038      39,887    126,487     126,487
Average interest rate               0.82%       0.92%      1.47%       1.60%       1.66%       1.74%      1.19%

USD medium term notes               6,352       7,996     19,988           -       1,578       1,947     37,861      37,861
Average interest rate               3.20%       3.33%      3.02%           -       6.15%       8.93%      3.51%

Other currency medium
 term notes and debentures          1,085           -          -           -           -           -      1,085       1,085
Average interest rate               2.26%           -          -           -           -           -      2.26%

Fixed and floating rate (loans):
----------------------------------------------------------------------------------------------------------------------------
Loans, principally from
  Banks                           222,696     231,555    163,793      86,327      48,772      91,850    844,993     847,265
Average interest rate               2.19%       1.08%      1.00%       0.53%       0.43%       0.56%      0.89%

Weighted average floating rates are based on forward interest rates as of March 31, 2002.

Interest rate swaps (year ended March 31, 2003)                                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                --------------------------------------------------------------------------------------------
                                                                                                                  Estimated
                                   2004        2005       2006        2007        2008     Thereafter    Total    fair value
                                ----------  ---------- ----------  ----------  ----------  ---------- ----------  ----------
Notional amounts (JPY):
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed                  47,042      13,717     54,386      49,157      20,159       6,452    190,913      (3,945)
Average pay rate                    1.62%       1.53%      1.46%       1.55%       1.63%       2.76%      1.57%
Average receive rate                0.51%       0.49%      0.50%       0.62%       0.63%       1.15%      0.53%

Fixed to Variable                  12,500       7,557     13,000      40,000      11,000      32,000    116,057       3,789
Average pay rate                    0.59%       0.64%      0.68%       0.79%       0.68%       0.90%      0.68%
Average receive rate                2.19%       2.19%      2.23%       2.09%       2.07%       1.91%      2.15%

Variable to Variable               22,000       3,000      4,500       4,000           -           -     33,500          (5)
Average pay rate                    0.55%       1.49%      2.01%       1.01%           -           -      0.99%
Average receive rate                0.73%       1.74%      2.25%       1.32%           -           -      1.20%

Notional amounts (USD):
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed                   6,851      18,030      1,923           -           -           -     26,804        (557)
Average pay rate                    3.53%       3.55%      4.31%           -           -           -      3.57%
Average receive rate                1.29%       1.28%      1.30%           -           -           -      1.29%

Fixed to Variable                   7,971           -          -           -           -           -      7,971          37
Average pay rate                    1.76%           -          -           -           -           -      1.76%
Average receive rate                0.43%           -          -           -           -           -      0.43%

Notional amounts (STP):
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed                  53,574      32,256     15,393       1,451           -           -    102,674      (1,047)
Average pay rate                    4.67%       4.39%      4.38%       4.96%           -           -      4.57%
Average receive rate                3.62%       3.66%      3.81%       4.01%           -           -      3.65%

Weighted average pay/receive rates are based on forward interest rates as of March 31, 2003.

Interest rate swaps (year ended March 31, 2002)                                                            (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                   Expected maturity date
                                --------------------------------------------------------------------------------------------
                                                                                                                  Estimated
                                   2003        2004       2005        2006        2007     Thereafter    Total    fair value
                                ----------  ---------- ----------  ----------  ----------  ---------- ----------  ----------
Notional amounts (JPY):
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed                  46,090      49,749     18,759      64,360      30,051      29,546    238,555      (5,394)
Average pay rate                    1.73%       1.54%      1.47%       1.37%       1.35%       1.17%      1.53%
Average receive rate                0.76%       0.54%      0.56%       0.58%       0.81%       1.22%      0.66%

Fixed to Variable                  32,000      15,500      4,557      13,000      26,999      32,500    124,556       4,163
Average pay rate                    0.39%       0.27%      0.29%       0.30%       0.37%       0.20%      0.32%
Average receive rate                2.06%       2.18%      2.11%       2.12%       1.92%       2.15%      2.09%

Variable to Variable               12,250      24,000      3,000       3,500       1,000       5,505     49,255         131
Average pay rate                    0.64%       0.38%      0.92%       1.19%       0.01%          0%      0.57%
Average receive rate                0.81%       0.70%      1.58%       1.97%       1.18%       1.38%      1.00%

Notional amounts (USD):
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed                  25,653       4,397     10,926         800           -           -     41,776        (561)
Average pay rate                    5.48%       4.66%      4.78%       7.03%           -           -      5.19%
Average receive rate                1.90%       1.87%      1.87%       1.87%           -           -      1.89%

Fixed to Variable                  26,650           -          -           -           -           -     26,650       1,480
Average pay rate                    2.02%           -          -           -           -           -      2.02%
Average receive rate                6.63%           -          -           -           -           -      6.63%

Variable to Variable                3,065           -          -           -           -       1,333      4,398         470
Average pay rate                    2.18%           -          -           -           -       1.93%      2.03%
Average receive rate                2.54%           -          -           -           -       3.68%      3.23%

Notional amounts (STP):
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed                  81,643      25,632      3,797         949       1,454           -    113,475        (467)
Average pay rate                    5.57%       5.82%      5.40%       5.33%       4.96%           -      5.61%
Average receive rate                4.41%       4.77%      4.84%       4.53%       4.08%           -      4.50%

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

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

An evaluation was carried out, under the supervision and with the participation of the Company's management including its Chief Executive Officer and principal financial officer, of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act) as of a date within 90 days prior to the filing date of this report. Based on that evaluation, the Chief Executive Officer and principal financial officer concluded that the disclosure controls and procedures as of such date were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

There have been no significant changes in the Company's internal controls over financial reporting that occurred subsequent to the date of its most recent evaluation that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Not applicable because this Form 20-F covers a period ending before July 15, 2003.

Item 16B.  Code of Ethics

Not applicable because this Form 20-F covers a period ending before July 15, 2003.

Item 16C.  Principal Accountant Fees and Services

Not applicable because this Form 20-F covers a period ending before December 15, 2003.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

                                    PART III

Item 17.  Financial Statements

   Consolidated Financial Statements of Hitachi, Ltd. and
   Subsidiaries:
                                                                           Page
                                                                          Number
                                                                          ------
      Independent Auditors' Report                                            66

      Consolidated Balance Sheets as of March 31, 2003 and 2002               67

      Consolidated Statements of Income for the years ended
      March 31, 2003, 2002 and 2001                                           69

      Consolidated Statements of Stockholders' Equity for the
      years ended March 31, 2003, 2002 and 2001                               70

      Consolidated Statements of Cash Flows for the years
      ended March 31, 2003, 2002 and 2001                                     71

      Notes to Consolidated Financial Statements                              72

   Schedule:

      Independent Auditors' Report                                            66

      Schedule II  Reserves for the years ended March 31,
                   2003, 2002 and 2001                                       123

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

In our opinion, except for the omission of segment information, as discussed in the third paragraph, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG
Tokyo, Japan
May 15, 2003, except as to Note 27 which is as of May 30, 2003

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 2003 and 2002

                                                          Yen (millions)
                                                      ----------------------
                Assets                                   2003        2002
                ------                                   ----        ----

Cash and cash equivalents                                828,171   1,029,374
Short-term investments (note 2)                          186,972     178,933

Trade receivables:
   Notes (note 6)                                        155,277     206,867
   Accounts (notes 3 and 6)                            1,942,470   1,929,029
   Allowance for doubtful receivables and
    unearned income                                      (40,520)    (35,891)
                                                      ----------   ---------
      Net trade receivables                            2,057,227   2,100,005
                                                      ----------   ---------

Inventories (note 4)                                   1,187,529   1,214,399
Prepaid expenses and other current assets (note 8)       496,490     457,392
Investment in leases (notes 5 and 6)                     437,076     527,432
Investments and advances,
 including affiliated companies (note 2)                 726,442     834,907
Property, plant and equipment (notes 5 and 9):
   Land                                                  445,283     383,781
   Buildings                                           1,838,853   1,748,509
   Machinery and equipment                             5,709,409   5,510,651
   Construction in progress                               67,909      97,790
                                                      ----------   ---------
                                                       8,061,454   7,740,731
   Less accumulated depreciation                       5,460,404   5,226,307
                                                      ----------   ---------
      Net property, plant and equipment                2,601,050   2,514,424
                                                      ----------   ---------



Other assets (notes 7 and 8)                           1,658,432   1,058,788
                                                      ----------   ---------
                                                      10,179,389   9,915,654
                                                      ==========   =========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 2003 and 2002

                                                            Yen (millions)
                                                        ----------------------
        Liabilities and Stockholders' Equity                2003        2002
        ------------------------------------                ----        ----

Short-term debt (note 9)                                   825,860     833,838
Current installments of long-term debt (notes 5 and 9)     502,586     366,083

Trade payables:
   Notes                                                    71,934      92,799
   Accounts                                              1,140,130     991,037
Accrued expenses                                           799,211     882,148
Income taxes (note 8)                                       54,091      60,518
Advances received                                          252,861     334,172
Other current liabilities (note 8)                         358,555     324,670
Long-term debt (notes 5 and 9)                           1,512,152   1,798,303
Retirement and severance benefits (note 10)              1,932,646   1,049,054
Other liabilities (note 8)                                 124,573      80,064
                                                        ----------   ---------
        Total liabilities                                7,574,599   6,812,686
                                                        ----------   ---------


Minority interests                                         751,578     798,744


Stockholders' equity:
   Common stock (notes 9 and 11)                           282,032     282,032
   Capital surplus (note 11)                               562,214     527,010
   Legal reserve (note 12)                                 111,309     110,751
   Retained earnings (notes 9 and 12)                    1,655,029   1,643,248
   Accumulated other comprehensive loss (note 14)         (755,525)   (258,484)
   Treasury stock (note 13)                                 (1,847)       (333)
                                                        ----------   ---------
        Total stockholders' equity                       1,853,212   2,304,224

Commitments and contingencies (note 15)
                                                        ----------   ---------
                                                        10,179,389   9,915,654
                                                        ==========   =========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                        Consolidated Statements of Income

                    Years ended March 31, 2003, 2002 and 2001

                                                                               Yen (millions)
                                                                 ----------------------------------------
                                                                     2003           2002          2001
                                                                     ----           ----          ----
Revenues:
    Product sales (note 3)                                         7,235,069      7,005,470     7,425,460
    Financial and other services                                     956,683        988,314       991,522
                                                                 -----------   ------------    ----------
       Total revenues                                              8,191,752      7,993,784     8,416,982
Cost of sales:
    Product sales                                                 (5,617,932)    (5,563,709)   (5,518,014)
    Financial and other services                                    (622,561)      (620,687)     (637,009)
                                                                 -----------   ------------    ----------
       Total cost of sales                                        (6,240,493)    (6,184,396)   (6,155,023)
Selling, general and administrative expenses                      (1,798,292)    (1,926,803)   (1,919,647)

Impairment losses for long-lived assets (note 16)                     (8,474)       (46,115)            -
Restructuring charges (note 17)                                            -       (288,096)       (8,814)
Interest income                                                       14,158         22,481        32,428
Dividends received                                                     8,921          6,134         9,641
Other income (note 18)                                                23,658          7,424        27,544
Interest charges                                                     (34,338)       (45,830)      (58,759)
Other deductions (note 18)                                           (60,064)      (124,655)      (20,697)
                                                                 -----------   ------------    ----------
    Income (loss) before income taxes and minority interests          96,828       (586,072)      323,655

Income taxes (note 8)                                                (52,662)        71,114      (164,861)
                                                                 -----------   ------------    ----------
    Income (loss) before minority interests                           44,166       (514,958)      158,794

Minority interests                                                   (16,299)        31,121       (54,414)
                                                                 -----------   ------------    ----------
    Net income (loss)                                                 27,867       (483,837)      104,380
                                                                 ===========   ============    ==========

Net income (loss) per share (note 19):                                                Yen
                                                                 ----------------------------------------
    Basic                                                               8.31        (144.95)        31.27
                                                                 ===========   ============    ==========
    Diluted                                                             8.19        (144.95)        30.32
                                                                 ===========   ============    ==========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 2003, 2002 and 2001

                                                                                            Yen (millions)
                                                                                 ------------------------------------
                                                                                     2003        2002         2001
                                                                                     ----        ----         ----
Common stock (notes 9 and 11):
     Balance at beginning of year                                                    282,032      281,754     281,738
     Conversion of convertible debentures                                                  -          278          16
                                                                                 -----------  ----------- -----------
     Balance at end of year                                                          282,032      282,032     281,754
                                                                                 ===========  =========== ===========

Capital surplus (note 11):
     Balance at beginning of year                                                    527,010      501,243     499,081
     Conversion of convertible debentures                                                370          359       1,069
     Increase arising from issuance of common stock and other                         34,834       25,408       1,093
                                                                                 -----------  ----------- -----------
     Balance at end of year                                                          562,214      527,010     501,243
                                                                                 ===========  =========== ===========

Legal reserve (note 12):
     Balance at beginning of year                                                    110,751      109,815     106,885
     Transfers from retained earnings                                                    554          978       2,971
     Transfers to minority interests arising from conversion of subsidiaries'
       convertible debentures                                                            (24)          (5)        (17)
     Transfers from (to) minority interests arising from issuance of
       subsidiaries' common stock and other                                               28          (37)        (24)
                                                                                 -----------  ----------- -----------
     Balance at end of year                                                          111,309      110,751     109,815
                                                                                 ===========  =========== ===========

Retained earnings (notes 9 and 12):
     Balance at beginning of year                                                  1,643,248    2,157,136   2,082,541
     Net income (loss)                                                                27,867     (483,837)    104,380
     Cash dividends                                                                  (10,013)     (28,373)    (28,371)
     Transfers to legal reserve                                                         (554)        (978)     (2,971)
     Net transfer to minority interests arising from conversion of
       subsidiaries' convertible debentures                                             (291)         (64)       (347)
     Net transfer from (to) minority interests arising from newly consolidated
       subsidiaries and other                                                         (5,228)        (636)      1,904
                                                                                 -----------  ----------- -----------
     Balance at end of year                                                        1,655,029    1,643,248   2,157,136
                                                                                 ===========  =========== ===========

Accumulated other comprehensive loss (note 14):
     Balance at beginning of year                                                   (258,484)    (188,446)     17,442
     Other comprehensive loss, net of reclassification adjustments                  (495,861)     (69,948)   (205,111)
     Net transfer from (to) minority interests arising from conversion of
       subsidiaries' convertible debentures                                               30            1          (9)
     Net transfer to minority interests arising from issuance of
       subsidiaries' common stock and other                                           (1,210)         (91)       (768)
                                                                                 -----------  ----------- -----------
     Balance at end of year                                                         (755,525)    (258,484)   (188,446)
                                                                                 ===========  =========== ===========

Treasury stock (note 13):
     Balance at beginning of year                                                       (333)           -           -
     Acquisition for treasury                                                         (1,514)        (333)          -
                                                                                 -----------  ----------- -----------
     Balance at end of year                                                           (1,847)        (333)          -
                                                                                 ===========  =========== ===========
              Total stockholders' equity                                           1,853,212    2,304,224   2,861,502
                                                                                 ===========  =========== ===========

Comprehensive loss (note 14):
     Net income (loss)                                                                27,867     (483,837)    104,380
     Other comprehensive loss arising during the year                               (492,476)    (114,912)   (194,560)
     Reclassification adjustments for net loss (gain)
       included in net income (loss)                                                  (3,385)      44,964     (10,551)
                                                                                 -----------  ----------- -----------
              Comprehensive loss                                                    (467,994)    (553,785)   (100,731)
                                                                                 ===========  =========== ===========

See accompanying notes to consolidated financial statements.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 2003, 2002 and 2001

                                                                                      Yen (millions)
                                                                             -------------------------------
                                                                                2003       2002       2001
                                                                                ----       ----       ----
Cash flows from operating activities (note 21):
     Net income (loss)                                                          27,867   (483,837)   104,380
     Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Depreciation                                                          480,274    529,418    505,507
         Impairment losses for long-lived assets                                 8,474     46,115          -
         Deferred income taxes                                                 (35,526)  (182,072)    12,505
         Equity in earnings of affiliated companies                             15,803     35,756     (2,559)
         Gain on sale of investments and subsidiaries' common stock            (54,849)    (4,035)   (17,437)
         Impairment of investment in securities                                 65,828     76,867      6,876
         Loss (gain) on disposal of rental assets and other property           (14,064)    59,687     19,165
         Income (loss) applicable to minority interests                         16,299    (31,121)    54,414
         (Increase) decrease in receivables                                      2,280    450,904    (72,035)
         (Increase) decrease in inventories                                      7,994    261,229   (128,477)
         (Increase) decrease in prepaid expenses and other current assets        3,170       (999)   (38,234)
         Increase (decrease) in payables                                        96,777   (271,698)    95,855
         Increase (decrease) in accrued expenses and retirement and
          severance benefits                                                   (71,969)    70,813      8,171
         Increase (decrease) in accrued income taxes                            (5,825)   (48,174)    26,337
         Increase (decrease) in other liabilities                               11,989    (69,671)   (62,858)
         Other                                                                  91,996     43,684     23,823
                                                                             ---------  ---------  ---------
             Net cash provided by operating activities                         646,518    482,866    535,433

Cash flows from investing activities (note 21):
     (Increase) decrease in short-term investments                              (8,162)   253,236    198,610
     Capital expenditures                                                     (323,825)  (429,835)  (463,585)
     Purchase of assets to be leased                                          (459,036)  (444,931)  (532,142)
     Collection of investment in leases                                        411,522    469,108    421,527
     Proceeds from disposal of rental assets and other property                142,973     59,574     70,442
     Proceeds from sale of investments and subsidiaries' common stock          167,350     55,354     50,473
     Purchase of investments and subsidiaries' common stock                   (262,424)  (129,527)  (125,473)
     Purchase of software                                                     (152,492)  (112,506)   (36,405)
     Other                                                                    (135,191)     6,656     45,836
                                                                             ---------  ---------  ---------
             Net cash used in investing activities                            (619,285)  (272,871)  (370,717)

Cash flows from financing activities (note 21):
     Decrease in short-term debt                                               (12,490)  (408,514)    (5,153)
     Proceeds from long-term debt                                              375,802    573,373    518,872
     Payments on long-term debt                                               (547,759)  (743,385)  (642,594)
     Proceeds from sale of common stock by subsidiaries                          1,872     42,466     13,342
     Dividends paid to stockholders                                             (9,973)   (28,318)   (28,235)
     Dividends paid to minority stockholders of subsidiaries                   (13,108)   (13,401)   (15,739)
     Acquisition of common stock for treasury                                   (1,514)      (333)         -
                                                                             ---------  ---------  ---------
             Net cash used in financing activities                            (207,170)  (578,112)  (159,507)

                                                                             ---------  ---------  ---------
Effect of exchange rate changes on cash and cash equivalents                   (21,266)    15,888     18,962
                                                                             ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents                          (201,203)  (352,229)    24,171
Cash and cash equivalents at beginning of year                               1,029,374  1,381,603  1,357,432
                                                                             ---------  ---------  ---------
Cash and cash equivalents at end of year                                       828,171  1,029,374  1,381,603
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

             Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments of less than 20% or where the Company does not have significant influence are accounted for using the cost method. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

       (c)   Cash Equivalents
             For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

       (d)   Foreign Currency Translation
             Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of income and are reported in other comprehensive income.

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

             A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

             On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

             The Company evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are generally "BB" or lower are considered an indication of other than temporary impairment.

             Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

             The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       (f)   Securitization
             The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPE) which are funded through the issuance of asset-backed securities to investors. When the Company and its subsidiaries sell the financial assets to the SPE in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

             Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

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

             Buildings
               Buildings and building equipment        3 to 50 years
               Structures                              7 to 60 years
             Machinery and equipment
               Machinery                               4 to 13 years
               Vehicles                                4 to  7 years
               Tools, furniture and fixtures           2 to 20 years

       (i)   Goodwill and Other Intangible Assets
             Effective April 1, 2002, the Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142," Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       (j)   Capitalized Software Costs
             Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives. In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility. Such capitalized costs are amortized based on the ratio of each software's expected future revenue to current year's revenue.

       (k)   Retirement and Severance Benefits
             The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

       (l)   Derivative Financial Instruments
             The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

             The Company designates and accounts for hedging derivatives as follows:

             . "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

             . "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

             . "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

             The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       (m)   Revenue Recognition

             Staff Accounting Bulletin No. 101 (SAB 101) expresses certain views of the United States Securities and Exchange Commission (SEC) in applying generally accepted accounting principles to revenue recognition in the financial statements. In accordance with SAB 101, we generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable. Our more specific revenue recognition policies based on the type of revenue earned and our product offerings are discussed below.

             The Company enters into transactions that include multiple element arrangements which may include any combinations of hardware products, related software products, installment and maintenance. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last service element, unless transactions are such that vendor specific objective evidence ("VSOE") of fair value of the undelivered elements is available, the functionality of the delivered element is not dependent on the undelivered elements and delivered elements represents the culmination of the earnings process. VSOE is the price charged by the Company to an external customer for the same element when such element is sold separately. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value.


             Product Sales:
             Revenue from sales of these products are recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company's policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on our products and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

             Price protections are provided to the Company's semiconductor memory business customers and retailers of the Company's consumer products business. Price protection is provided to compensate the customers and retailers for decline in product's value due mainly to competition. Price protection granted to our customers is classified as a reduction of revenue on our consolidated statement of income. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which the price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channel).

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

             Product revenues which are recognized upon shipment are IT system products, Large Scale Integrated Circuits, semiconductor manufacturing equipment, test and measurement equipments, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Product revenues which are recognized upon acceptance or shipment are railway vehicles. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plant, and elevators and escalators.

             Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

             The Company recognizes revenue in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition" as amended by Statement of Position No. 98-9. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

             Our standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. We provide for warranty at the time of revenue recognition using our historical experience of warranty claims. To date such warranty provisions have been insignificant.

             Service Revenues:
             Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       (n)   Advertising
             Advertising costs are charged to the statement of income as incurred.

       (o)   Research and Development Costs
             Research and development costs are charged to the statement of income as incurred. Costs incurred in connection with the development of software products are accounted for in accordance with SFAS No.86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

       (p)   Income Taxes
             Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (q)   Sales of Stock by Subsidiaries
             The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

       (r)   Treasury Stock
             Treasury stock is accounted for by the cost method.

       (s)   Net Income Per Share
             Net income per share is computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statement of income. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       (t)   Stock-based Compensation
             As of March 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in note 26. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price not less than market value of the underlying common stock on the date of grant.

             SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the years ended March 31, 2003, 2002 and 2001 were not material.

       (u) Disclosures about Segments of an Enterprise and Related Information SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       (v)   New Accounting Standards
             In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. SFAS No. 143 will have no material impact on the consolidated financial position or results of operations.

             In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

             In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created and acquired after January 31, 2003. For variable interest in a variable interest entity created before February 1, 2003, the interpretation is applicable no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this interpretation did not have a material effect on the Company's consolidated financial statements for the year ended March 31, 2003 and is not expected to have a material effect for the year ending March 31, 2004.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(2)  Investment in Securities

     Short-term investments as of March 31, 2003 and 2002 are as follows:

                                                              Yen (millions)
                                                          ----------------------
                                                             2003        2002
                                                             ----        ----
          Investment in securities:
               Available-for-sale securities                 100,288      93,660
               Held-to-maturity securities                     6,057       4,866
               Trading securities                             80,627      80,407
                                                          ----------  ----------
          Short-term investments                             186,972     178,933
                                                          ==========  ==========

     Investments and advances, including affiliated companies as of March 31, 2003 and 2002 are as follows:

                                                              Yen (millions)
                                                          ----------------------
                                                             2003        2002
                                                             ----        ----
          Investment in securities:
               Available-for-sale securities                 297,656     439,997
               Held-to-maturity securities                     1,487       6,151
               Securities without readily determinable
                fair values                                   75,860      73,639
          Investments in affiliated companies                237,024     240,748
          Advances and others                                114,415      74,372
                                                          ----------  ----------
          Investments and advances,
           including affiliated companies                    726,442     834,907
                                                          ==========  ==========

     The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2003 and 2002.

                                                                        Yen (millions)
                              --------------------------------------------------------------------------------------------------
                                                   2003                                                2002
                              -----------------------------------------------    -----------------------------------------------
                              Amortized       Gross     Gross      Aggregate     Amortized      Gross      Gross      Aggregate
                              cost basis      gains     losses     fair value    cost basis     gains      losses     fair value
                              ----------      -----     ------     ----------    ----------     -----      ------     ----------
Short-term investments:
     Debt securities             52,432           61         50       52,443        62,114           48         51       62,111
     Other securities            47,897            5         57       47,845        31,717            4        172       31,549
                               --------     --------    -------     --------      --------     --------    -------     --------
                                100,329           66        107      100,288        93,831           52        223       93,660
Investments and advances:
     Equity securities          115,999       51,951      8,772      159,178       173,204      116,411      7,093      282,522
     Debt securities            117,394          606      2,484      115,516       125,059          589      4,276      121,372
     Other securities            23,033           75        146       22,962        36,741          234        872       36,103
                               --------     --------    -------     --------      --------     --------    -------     --------
                                256,426       52,632     11,402      297,656       335,004      117,234     12,241      439,997
                               --------     --------    -------     --------      --------     --------    -------     --------
                                356,755       52,698     11,509      397,944       428,835      117,286     12,464      533,657
                               ========     ========    =======     ========      ========     ========    =======     ========

     Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of investment trusts.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The proceeds from sale of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 are JPY 112,861 million, JPY 62,783 million and JPY 167,923 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2003, 2002 and 2001 are JPY 40,119 million, JPY 6,585 million and JPY 10,525 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2003, 2002 and 2001 are JPY 4,660 million, JPY 2,700 million and JPY 460 million, respectively.

     In addition, during the year ended March 31, 2001, certain subsidiaries contributed available-for-sale securities to pension fund trusts in the amount of JPY 25,684 million. Gross realized gains on those contributions for the year ended March 31, 2001 were JPY 15,651 million. For the years ended March 31, 2003, 2002 and 2001 the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss is a loss of JPY 60,907 million, JPY 97,972 million and JPY 61,073 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss is net gain of JPY 5,999 million, net loss of JPY 74,842 million and net gain of JPY 30,892 million, respectively.

     Various held-to-maturity securities are held by certain subsidiaries. Gross unrealized holding gains and losses of these securities were not material.

     Trading securities consist mainly of investments in trust accounts. The portions of trading losses for the years ended March 31, 2003, 2002 and 2001 that relate to trading securities still held at the balance sheet date are JPY 437 million, JPY 2,356 million and JPY 13,659 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of March 31, 2003 are as follows:

                                              Yen (millions)
                                  -------------------------------------
                                   Held-to-    Available-
                                   maturity     for-sale       Total
                                   --------     --------       -----

     Due within five years            1,380        43,935       45,315
     Due after five years               107        94,543       94,650
                                     ------      --------     --------
                                      1,487       138,478      139,965
                                     ======      ========     ========

     Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

     The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2003 and 2002 are JPY 179,884 million and JPY 241,589 million, respectively. The aggregate carrying amount of such investments as of March 31, 2003 and 2002 are JPY 127,343 million and JPY 167,805 million, respectively.

     As of March 31, 2003, recognitions of other than temporary declines in values of investments in certain affiliated companies resulted in the difference of JPY 25,061 million between the carrying amount and the amount of underlying equity in net assets. In addition, equity method goodwill of JPY 11,145 million is included in investments in certain affiliated companies as of March 31, 2003 and 2002.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(3)  Receivables

     The aggregated annual maturities of the long-term trade receivables after March 31, 2004 included in Trade receivables- Accounts are as follows:

                                                           Yen
          Years ending March 31                         (millions)
          ---------------------                         ----------

                   2005                                     26,889
                   2006                                      1,699
                   2007                                      1,299
                   2008                                      1,224
                Thereafter                                   3,440
                                                          --------
                                                            34,551
                                                          ========

     Sales on an installment contract basis for the years ended March 31, 2003, 2002 and 2001 totaled JPY 14,618 million, JPY 17,647 million and JPY 11,663 million, respectively.

(4)  Inventories

     Inventories as of March 31, 2003 and 2002 are summarized as follows:

                                                              Yen (millions)
                                                        ------------------------
                                                            2003        2002
                                                            ----        ----

          Finished goods                                    373,317      347,391
          Work in process                                   646,932      711,226
          Raw materials                                     167,280      155,782
                                                        -----------  -----------
                                                          1,187,529    1,214,399
                                                        ===========  ===========

     Inventories include items associated with major contracts which, because of long-term processing requirements, have been or are expected to be performed over a period of more than 12 months. Those items as of March 31, 2003 and 2002 aggregated JPY 40,585 million and JPY 72,886 million, respectively.

(5)  Leases

     The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under financing and operating leasing arrangements with terms ranging from 3 to 6 years.

     Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2003 amounted to JPY 1,207,877 million and JPY 895,013 million, respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2003 and the future minimum lease receivables of financing leases as of March 31, 2002:

                                                            Yen (millions)
                                                            --------------
                                                                 2003
                                                                 ----
                                                        Financing     Operating
                Years ending March 31                     leases       leases
                ---------------------                     ------       ------

     2004                                                  177,413        53,566
     2005                                                  133,530        42,131
     2006                                                   87,493        28,651
     2007                                                   49,049        14,705
     2008                                                   22,291         4,910
     Thereafter                                             26,462         5,876
                                                      ------------  ------------
     Total minimum payments to be received                 496,238       149,839
                                                                    ============
     Amount representing executory costs                   (28,364)
     Unearned income                                       (25,591)
     Allowance for doubtful receivables                     (5,207)
                                                      ------------
     Net investment in financing leases                    437,076
                                                      ============

                                                     Yen (millions)
                                                     --------------
                                                          2002
                                                          ----
                                                        Financing
                                                         leases
                                                         ------

     Total minimum payments to be received                 619,574
     Amount representing executory costs                   (42,205)
     Unearned income                                       (43,056)
     Allowance for doubtful receivables                     (6,881)
                                                      ------------
     Net investment in financing leases                    527,432
                                                      ============

     Allowance for doubtful receivables is determined on the basis of loss experiences and assessment of inherent risks.

     The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2003 and 2002 amounted to JPY 32,669 million and JPY 20,154 million, respectively, and accumulated depreciation as of March 31, 2003 and 2002 amounted to JPY 14,231 million and JPY 9,782 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for a total proceeds of JPY 40,000 million. The lease back is classified as an operating lease with a term of thirty-eight months. A part of the gain on sale of JPY 8,551 million which represents the present value of the minimum lease payments over the lease term has been deferred and will be recognized over the lease term.

     The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2003:

                                                               Yen (millions)
                                                               --------------
                                                            Capital      Operating
                Years ending March 31                        leases       leases
                ---------------------                        ------       ------
     2004                                                       5,774        13,174
     2005                                                       4,976        10,868
     2006                                                       2,857         6,582
     2007                                                       2,293         3,132
     2008                                                       2,078         1,958
     Thereafter                                                 4,607         8,578
                                                         ------------  ------------
     Total minimum lease payments                              22,585        44,292
                                                                       ============
     Amount representing executory costs                         (654)
     Amount representing interest                              (1,864)
                                                         ------------
     Present value of net minimum lease payments               20,067
     Less current portion of capital lease obligations          5,136
                                                         ------------
     Long-term capital lease obligations                       14,931
                                                         ============

(6)  Securitization

     For the years ended March 31, 2003 and 2002, Hitachi Capital Corporation
     (HCC), a financing subsidiary, transferred lease receivables. In these transactions, HCC sold mainly lease receivables to Special Purpose Entities
     (SPE), and the SPE issued asset-backed commercial papers to investors. The investors and the SPE have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and subordinate to investors' interests. For the years ended March 31, 2003 and 2002, gains recognized on the transfer of lease receivables amounted to JPY 8,278 million and JPY 6,261 million, respectively.

     The table below summarizes certain cash flows received from and paid to the SPE during the years ended March 31, 2003 and 2002:

                                                               Yen (millions)
                                                            --------------------
                                                              2003       2002
                                                              ----       ----

          Proceeds from transfer of lease receivables        249,430    252,210
          Servicing fees received                                 27         36
          Purchases of delinquent or ineligible assets        (8,174)    (7,242)

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2003 are as follows:

                                                         Yen (millions)
                                            --------------------------------------
                                                           Principal
                                                           amount of
                                               Total      receivables
                                             principal    90 days or
                                             amount of     more past    Net credit
                                            receivables       due         losses
                                            -----------       ---         ------
     Total assets managed or transferred:
          Lease receivables                     819,937        950         1,720
          Assets transferred                   (382,861)
                                            -----------
     Assets held in portfolio                   437,076
                                            ===========

     For the years ended March 31, 2003 and 2002, the Company and certain subsidiaries sold trade receivables mainly through the SPE which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivable approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

     During the years ended March 31, 2003 and 2002, proceeds from transfer of trade receivables were JPY 1,080,805 million and JPY 482,831 million, respectively and losses recognized on those transfers were JPY 2,965 million and JPY 621 million, respectively.

(7)  Goodwill and Other Intangible Assets

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on April 1, 2002, the Company reassessed the useful lives of previously recognized intangible assets and completed an impairment test. No impairment loss was recognized.

     Intangible assets excluding goodwill acquired during the year ended March 31, 2003 and related amortization expense amounted to JPY 262,460 million, and JPY 86,095 million, respectively. The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       Intangible assets excluding goodwill as of March 31, 2003 and April 1, 2002 are presented below:

                                                                         Yen (millions)
                              ---------------------------------------------------------------------------------------------
                                                 March 31, 2003                                  April 1, 2002
                              ---------------------------------------------    --------------------------------------------
                              Gross carrying   Accumulated     Net carrying    Gross carrying   Accumulated    Net carrying
                                  amount       amortization       amount           amount       amortization      amount
                                  ------       ------------       ------           ------       ------------      ------
Amortized intangible assets
 Software                        288,066         169,239         118,827          216,200         128,228         87,972
 Software for internal use       290,204         132,917         157,287          191,539         107,100         84,439
 Other                           153,130          47,997         105,133           71,652          39,113         32,539
                                 -------         -------         -------          -------         -------         ------
                                 731,400         350,153         381,247          479,391         274,441        204,950
                                 =======         =======         =======          =======         =======        =======
Unamortized intangible
 assets                           13,603               -          13,603            8,165               -          8,165

       The changes in the carrying amount of goodwill for the year ended March 31, 2003 are as follows:

                                                                        Yen (millions)
                              ---------------------------------------------------------------------------------------------
                                        Balance at          Acquired                     Translation        Balance
                                       beginning of          during        Impairment     adjustment       at end of
                                         the year           the year          loss        and other        the year
                                         --------           --------          ----        ---------        --------
       Goodwill                           27,299             39,986         (4,235)        (2,733)          60,317

       The following table shows the estimated aggregate amortization expense for the next five years.

           Years ending March 31                              Yen (millions)
           ---------------------                              --------------
                   2004                                           80,813
                   2005                                           76,043
                   2006                                           65,633
                   2007                                           56,128
                   2008                                           48,909

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       The following tables show reconciliation of reported net income (loss), basic net income (loss) per share and diluted net income (loss) per share to the amounts adjusted to exclude the amortization expense of goodwill for the years ended March 31, 2003, 2002 and 2001:

                                                                Yen (millions)
                                                        -----------------------------
                                                         2003        2002       2001
                                                         ----        ----       ----
       Reported net income (loss)                       27,867     (483,837)  104,380
       Goodwill amortization                                 -          785       307
                                                        ------     --------   -------
       Adjusted net income (loss)                       27,867     (483,052)  104,687
                                                        ======     ========   =======

                                                                      Yen
                                                        -----------------------------
                                                         2003        2002      2001
                                                         ----        ----      ----

       Reported basic net income (loss) per share        8.31       (144.95)    31.27
       Goodwill amortization                                -          0.23      0.09
                                                         ----      --------   -------
       Adjusted basic net income (loss) per share        8.31       (144.72)    31.36
                                                         ====      ========   =======

                                                                      Yen
                                                        -----------------------------
                                                         2003        2002      2001
                                                         ----        ----      ----

       Reported diluted net income (loss) per share      8.19       (144.95)    30.32
       Goodwill amortization                                -          0.23      0.09
                                                         ----      --------   -------
       Adjusted diluted net income (loss) per share      8.19       (144.72)    30.41
                                                         ====       =======   =======

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(8)  Income Taxes

     Components, as either domestic or foreign, of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

                                                                      Yen (millions)
                                                           -----------------------------------
                                                                           2003
                                                           -----------------------------------
                                                           Domestic      Foreign      Total
                                                           --------      -------      -----
     Income before income taxes and minority interests        69,248        27,580      96,828
     Income taxes:
       Current tax expense                                    76,782        11,406      88,188
       Deferred tax expense (benefit)                        (38,996)        3,470     (35,526)
                                                           ---------     ---------    --------
                                                              37,786        14,876      52,662

                                                                      Yen (millions)
                                                           -----------------------------------
                                                                           2002
                                                           -----------------------------------
                                                           Domestic      Foreign      Total
                                                           --------      -------      -----
     Loss before income taxes and minority interests        (538,556)      (47,516)   (586,072)
     Income taxes:
       Current tax expense                                   100,698        10,260     110,958
       Deferred tax benefit                                 (176,170)       (5,902)   (182,072)
                                                           ---------     ---------    --------
                                                             (75,472)        4,358     (71,114)

                                                                      Yen (millions)
                                                           -----------------------------------
                                                                           2001
                                                           -----------------------------------
                                                           Domestic      Foreign      Total
                                                           --------      -------      -----

     Income before income taxes and minority interests       282,372        41,283     323,655
     Income taxes:
       Current tax expense                                   134,639        17,717     152,356
       Deferred tax expense                                    7,157         5,348      12,505
                                                           ---------     ---------    --------
                                                             141,796        23,065     164,861

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2003, 2002 and 2001 are as follows:

                                                                               Yen (millions)
                                                                       ------------------------------
                                                                         2003       2002        2001
                                                                         ----       ----        ----
          Continuing operations:
             Current tax expense                                         88,188    110,958    152,356
             Deferred tax benefit (exclusive of the effects of
               other components listed below)                           (20,525)  (263,449)      (892)
             Adjustments of deferred tax assets and liabilities for
               enacted changes in tax laws and rates in Japan            27,993          -          -
             Change in valuation allowance                              (42,994)    81,377     13,397
                                                                       --------   --------   --------
                                                                         52,662    (71,114)   164,861
          Other comprehensive income (loss), net of
            reclassification adjustments:
             Minimum pension liability adjustments                     (333,700)   (59,985)  (149,588)
             Net unrealized holding gain on
               available-for-sale securities                            (27,878)    (9,717)   (37,832)
             Cash flow hedges                                              (335)      (646)       490
                                                                       --------   --------   --------
                                                                       (361,913)   (70,348)  (186,930)
                                                                       --------   --------   --------
                                                                       (309,251)  (141,462)   (22,069)
                                                                       ========   ========   ========

     The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 5% and 10.08%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.8% for the years ended March 31, 2003, 2002 and 2001.

     On March 31, 2003, a reduction of income tax rate for business tax was enacted in Japan, and is effective from April 1, 2004. With this adoption, the aggregated statutory income tax rate for domestic companies will be approximately 40.8% for the year ending March 31, 2005.

     The Company adopted the consolidated taxation system effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company has consolidated, for Japanese tax purpose, all wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 is assessed for adopting the consolidated taxation system. The aggregated statutory income tax rate for the consolidated group for tax purposes will be approximately 43.6% for the year ending March 31, 2004.

     In accordance with EITF Issue No. 93-13, "Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations," the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities, and included the cumulative tax effect in the amount of JPY 27,993 million in income from continuing operations for the year ended March 31, 2003.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

                                                                         2003      2002      2001
                                                                         ----      ----      ----
          Combined statutory income tax rate                             41.8%    (41.8)%    41.8%
            Equity in earnings of affiliated companies                    6.8       2.6      (0.3)
            Impairment of investments in affiliated companies            10.8         -         -
            Adjustment of net gain on sale of investments in
              subsidiaries and affiliated companies                       5.6       0.5       0.0
            Expenses not deductible for tax purposes                     12.9       6.7       6.0
            Enacted changes in tax laws and rates in Japan               28.9         -         -
            Change in valuation allowance                               (44.4)     13.9       4.1
            Difference in statutory tax rates of foreign
              subsidiaries                                               (9.1)      5.0      (2.3)
            Other                                                         1.1       1.0       1.6
                                                                         ----     -----      ----
          Effective income tax rate                                      54.4%    (12.1)%    50.9%
                                                                         ====     =====      ====

     The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2003 and 2002 are presented below:

                                                                             Yen (millions)
                                                                         ---------------------
                                                                           2003        2002
                                                                           ----        ----
          Total gross deferred tax assets:
            Retirement and severance benefits                              736,731     387,345
            Accrued expenses                                               183,990     168,165
            Property, plant and equipment, due to differences in
              depreciation                                                  34,521      35,822
            Net operating loss carryforwards                               288,113     319,822
            Other                                                          286,259     271,332
                                                                         ---------   ---------
                                                                         1,529,614   1,182,486
          Valuation allowance                                             (187,687)   (239,965)
                                                                         ---------   ---------
                                                                         1,341,927     942,521
          Total gross deferred tax liabilities:
            Deferred profit on sale of properties                          (35,421)    (35,795)
            Tax purpose reserves regulated by Japanese tax laws            (31,563)    (33,728)
            Net unrealized gain on securities                               (8,951)    (42,517)
            Other                                                          (32,702)    (13,531)
                                                                         ---------   ---------
                                                                          (108,637)   (125,571)
                                                                         ---------   ---------
            Net deferred tax asset                                       1,233,290     816,950
                                                                         =========   =========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as of March 31, 2003 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

                                                                          Yen (millions)
                                                                      ----------------------
                                                                       2003            2002
                                                                       ----            ----
          Prepaid expenses and other current assets                   12,269          12,042
          Other assets                                                63,951          63,077
                                                                      ------          ------
                                                                      76,220          75,119
                                                                      ======          ======

     Net deferred tax assets as of March 31, 2003 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

                                                                          Yen (millions)
                                                                      ----------------------
                                                                         2003         2002
                                                                         ----         ----
          Prepaid expenses and other current assets                     274,865      237,209
          Other assets                                                  976,368      595,588
          Other current liabilities                                      (5,454)      (4,822)
          Other liabilities                                             (12,489)     (11,025)
                                                                      ---------      -------
            Net deferred tax asset                                    1,233,290      816,950
                                                                      =========      =======

     Under the tax laws of various jurisdictions in which the Company and its subsidiaries operate, the valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The net change in the total valuation allowance for the years ended March 31, 2003 and 2002 was a decrease of JPY 52,278 million and an increase of JPY 82,344 million, respectively.

     In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2003.

     As of March 31, 2003, the Company and various subsidiaries have operating loss carryforwards of JPY 725,579 million which are available to offset future taxable income, if any. Operating loss carryforwards of JPY 619,001 million expire by March 31, 2008, and JPY 106,578 million expire in various years thereafter or do not expire.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

 (9) Short-term and Long-term Debts

     The components of short-term debt as of March 31, 2003 and 2002 are summarized as follows:

                                                                     Yen (millions)
                                                                 ---------------------
                                                                   2003         2002
                                                                 ---------   ---------
        Borrowings not from affiliates, mainly from banks        481,867       647,886
        Commercial paper                                         254,536       139,239
        Borrowings from affiliates                                89,457        46,713
                                                                 -------       -------
                                                                 825,860       833,838
                                                                 =======       =======

     The weighted average interest rates on short-term debt outstanding as of March 31, 2003 and 2002 are 0.1% and 0.2%, respectively.

     The components of long-term debt as of March 31, 2003 and 2002 are summarized as follows:

                                                                     Yen (millions)
                                                                 ---------------------
                                                                   2003         2002
                                                                 ---------   ---------
        Mortgage debentures:
          Due 2004, interest 2.1%, issued by a subsidiary              300         400
        Unsecured notes and debentures:
          Due 2006, interest 3.45% debenture                       200,000     200,000
          Due 2003-2018, interest 0.028-5.92%, issued by
            subsidiaries                                           748,581     760,836
        Unsecured convertible debentures:
          6th series, due 2003, interest 1.3%                       92,828      92,828
          7th series, due 2004, interest 1.4%                      218,471     218,471
          Due 2003-2008, interest 0.6-1.8%, issued by
            subsidiaries                                            20,932      35,566
        Loans, principally from banks and insurance companies:
          Secured by various assets and mortgages on property,
            plant and equipment, maturing 2003-2011,
            interest 0.93-8.77%                                     31,620      14,692
          Unsecured, maturing 2003-2015, interest 0.5225-
            7.04%                                                  681,939     830,301
        Capital lease obligations                                   20,067      11,292
                                                                 ---------   ---------
                                                                 2,014,738   2,164,386
        Less current installments                                  502,586     366,083
                                                                 ---------   ---------
                                                                 1,512,152   1,798,303
                                                                 =========   =========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The aggregate annual maturities of long-term debt after March 31, 2004 are as follows:

        Years ending March 31                             Yen (millions)
        ---------------------                           ----------------
                 2005                                            508,283
                 2006                                            413,699
                 2007                                            132,101
                 2008                                            161,082
              Thereafter                                         296,987
                                                               ---------
                                                               1,512,152
                                                               =========

     The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of JPY 14,240 million.

     The collateralized number of shares and their fair values as of March 31, 2003 are as follows:

                                                                                                           Yen
                                                                                                       (millions)
                                                                                                       ----------
                                                    Number of                     Collateralized       Fair value
                                                  shares owned    Percent of     number of shares         as of
                   Subsidiary name                 in thousand     ownership       in thousand       March 31, 2003
     --------------------------------------------  -----------     ---------       -----------       --------------
     Hitachi Capital Corporation                      71,074         55.3%           13,000              17,602
     Hitachi Maxell, Ltd.                             51,528         52.1               800               1,426
     Hitachi Powdered Metals Co., Ltd.                17,072         53.3             4,700               2,637

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

     The unsecured convertible debentures due in 2003 are redeemable in whole or in part, at the option of the Company, from October 1, 1996 to September 30, 2002 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 49,503,000 shares of common stock, based on a fixed conversion price not less than the fair market value of the Company's common stock on the date of issuance. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of JPY 10 billion less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The unsecured convertible debentures due in 2004 are redeemable in whole or in part, at the option of the Company, from October 1, 1997 to September 30, 2003 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 128,945,000 shares of common stock, based on a fixed conversion price not less than the fair market value of the Company's common stock on the date of issuance. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of JPY 20 billion less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

     In accordance with Trustee agreements for the unsecured debentures due in 2003 and 2004 as mentioned above, the 16,977,000 shares of investments in Hitachi Software Engineering Co., Ltd. and the 48,401,000 shares of investments in Hitachi High-Technologies Co., Ltd. are held in trust. The fair values of the shares held in trust as of March 31, 2003 are JPY 31,747 million and JPY 81,749 million, respectively.

     Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of income for the fiscal years beginning after March 31, 1989 plus JPY 65,000 million as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2003, the accumulated cash dividends and the accumulated net income including JPY 65,000 million, which are defined by the above terms, amounted to JPY 419,072 million and JPY 452,233 million, respectively.

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

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

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

     Net periodic benefit costs for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2003, 2002 and 2001 consist of the following components:

                                                                          Yen (millions)
                                                                    --------------------------
                                                                     2003      2002     2001
                                                                     ----      ----     ----
         Service cost                                              112,948   110,173   117,104
         Interest cost                                              97,161   118,094   115,163
         Expected return on plan assets for the period             (71,679)  (77,194)  (86,879)
         Amortization of transition asset                             (421)     (421)     (421)
         Amortization of prior service (benefit) cost              (10,115)   (2,999)      218
         Recognized actuarial loss                                 107,478    60,867    25,869
         Transfer to defined contribution pension plan               5,167     3,807         -
         Curtailment and settlement loss                               700     1,823         -
         Employees' contributions                                  (16,558)  (18,330)  (18,111)
                                                                   -------   -------   -------
         Net periodic benefit cost                                 224,681   195,820   152,943
                                                                   =======   =======   =======

     Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets, and actuarial assumptions used at March 31, 2003 and 2002 are as follows:

                                                                                     Yen (millions)
                                                                               --------------------------
                                                                                  2003            2002
                                                                                  ----            ----
         Change in benefit obligation:
            Benefit obligation at beginning of year                             3,022,170       3,016,520
            Service cost                                                          112,948         110,173
            Interest cost                                                          97,161         118,094
            Plan amendments                                                       (17,138)        (23,110)
            Actuarial loss                                                        681,822          49,427
            Benefits paid                                                        (223,946)       (177,974)
            Acquisitions and divestitures                                         106,792          (1,725)
            Transfer to defined contribution pension plan                          (7,882)        (72,476)
            Curtailment and settlement                                            (14,396)            387
            Foreign currency exchange rate changes                                 (4,156)          2,854
                                                                               ----------      ----------
            Benefit obligation at end of year                                   3,753,375       3,022,170
                                                                               ----------      ----------

         Change in plan assets:
            Fair value of plan assets at beginning of year                      1,767,560       1,835,533
            Actual return on plan assets                                         (283,651)       (108,453)
            Employers' contributions                                              121,036         116,196
            Employees' contributions                                               16,558          18,330
            Benefits paid                                                        (141,917)        (95,718)
            Acquisitions and divestitures                                          52,198            (568)
            Transfer to defined contribution pension plan                          (3,582)              -
            Settlement                                                             (9,634)              -
            Foreign currency exchange rate changes                                 (4,894)          2,240
                                                                               ----------      ----------
            Fair value of plan assets at end of year                            1,513,674       1,767,560
                                                                               ----------      ----------

         Funded status                                                         (2,239,701)     (1,254,610)
         Unrecognized transition asset                                               (831)         (1,252)
         Unrecognized prior service benefit                                       (86,411)        (74,277)
         Unrecognized actuarial loss                                            1,713,702         786,913
                                                                               ----------      ----------
         Net amount recognized in the consolidated balance sheet                 (613,241)       (543,226)
                                                                               ----------      ----------

         Amounts recognized in the consolidated balance sheet consist of:
            Prepaid benefit cost                                                      861           3,974
            Accrued benefit cost                                               (1,932,646)     (1,049,054)
            Intangible asset                                                        4,765             735
            Accumulated other comprehensive loss                                1,313,779         501,119
                                                                               ----------      ----------
         Net amount recognized                                                   (613,241)       (543,226)
                                                                               ----------      ----------

         Actuarial assumptions on a weighted-average basis:
            Discount rate                                                             2.5%            3.7%
            Expected rate of return on plan assets                                    3.7%            3.9%
            Rate of compensation increase                                             3.3%            3.2%

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

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were JPY 3,744,219 million, JPY 3,428,655 million and JPY 1,503,085 million, respectively, as of March 31, 2003, and JPY 2,981,740 million, JPY 2,739,092 million and JPY 1,730,108 million, respectively, as of March 31, 2002.

      On June 15, 2001, the Japanese government issued a new law concerning the defined benefit plan. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. Under the new law, a company may apply for the exemption from the future benefit obligation on or after April 1, 2002 and the return of the past benefit obligation on or after July 1, 2003. The past benefit obligation and the related pension assets will be returned to the government on or after September 1, 2003. In accordance with the new law, the Company and certain subsidiaries obtained an approval for the exemption from the future benefit obligation on or after April 2002 and will apply for the return of the past benefit obligation.

      The Company's plans to return the substitutional portion of the EPF to the government had been considered in the actuarial assumptions. In January 2003, the FASB issued EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," which addresses accounting for the transfer of the substitutional portion of the EPF to the Japanese government. The EITF requires employers to account for the entire separation process of the transfer of the substitutional portion as a single settlement transaction upon the completion of the transfer to the government of the benefit obligation and related plan assets. In addition, the EITF requires employers to measure the obligation at current market rates of interest that could be obtained in a transaction with a third-party, nongovernmental entity to settle the obligation.

      The Company and certain subsidiaries remeasured the substitutional portion of the benefit obligation at April 1, 2002 in accordance with EITF Issue No. 03-2. As a result of this remeasurement, the benefit obligation as of April 1, 2002 and net periodic benefit costs for the year ended March 31, 2003 increased by JPY 283,084 million and JPY 24,857 million, respectively.

      (b) Defined contribution plans
      Certain subsidiaries have a number of defined contribution plans.

      Effective December 31, 2001, the Company implemented a defined contribution plan allowing employees to transfer a portion of their unfunded defined benefit plans to the new defined contribution plan. The amount to be transferred to the new plan will be contributed over 8 years. The Company will make contributions in accordance with the plan provisions.

      The amount of cost recognized for the Company's and certain subsidiaries' contribution to the plans for the years ended March 31, 2003 and 2002 were JPY 6,895 million and JPY 3,557 million, respectively.

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

       Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

                                                                                 Yen(millions)
                                                                                 -------------
                                                                  Issued shares     Amount
                                                                  -------------     ------
       Balance as of March 31, 2000                               3,337,900,251     281,738
         Issued upon conversion of convertible debentures                31,606          16
                                                                  -------------     -------

       Balance as of March 31, 2001                               3,337,931,857     281,754
         Issued upon conversion of convertible debentures               549,184         278
                                                                  -------------     -------

       Balance as of March 31, 2002                               3,338,481,041     282,032
         Issued under exchange offerings                             29,643,245           -
                                                                  -------------     -------

       Balance as of March 31, 2003                               3,368,124,286     282,032
                                                                  =============     =======

       Issued shares under exchange offerings for the year ended March 31, 2003 include the issuance of 25,143,245 shares as discussed in note 25.

       Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the JCC by crediting one-half of the conversion price to each of the common stock account and the capital surplus account.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(12)   Legal Reserve and Cash Dividends

       The Japanese Commercial Code (JCC) had provided that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until such reserve equals 25 percent of stated common stock. This legal reserve was not available for dividends but might be used to reduce a deficit by resolution of the shareholders or might be transferred to stated common stock by resolution of the Board of Directors.

       Effective October 1, 2001, the JCC was amended to require earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until total additional paid in capital and legal reserve equals 25 percent of stated common stock. Either additional paid in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

       Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2003, 2002 and 2001 represent dividends resolved during those years and the related appropriations to the legal reserve. Provision had not been made in the accompanying consolidated financial statements for the dividend for the second half year of JPY 3.0 per share, aggregating JPY 10,094 million, subsequently would be proposed by the Board of Directors at the ordinary general shareholders' meeting in respect to the year ended March 31, 2003.

       Cash dividends per share for the years ended March 31, 2003, 2002 and 2001 are computed at JPY 6.0, JPY 3.0 and JPY 11.0, respectively, based on dividends declared with respect to earnings for the periods.

(13)   Treasury Stock

       The Japanese Commercial Code (JCC) had imposed certain restrictions on acquisition and disposal of treasury stock. Effective October 1, 2001, the JCC eliminated the provision of these restrictions and allowed acquisitions of treasury stock to the extent of funds appropriated by a resolution of shareholders.

       As of March 31, 2003, the Company held 3,216,077 shares of the Company's common stock as treasury stock as a result of acquisitions of shares from shareholders holding less than a trading lot (1,000 shares) upon request by the shareholder pursuant to the provisions of the JCC. The shareholders may request the Company to acquire their shares below a trading lot as any number of shares below a trading lot cannot be publicly traded and does not carry on a voting right.

       In April 2003, the Board of Directors proposed to acquire up to 300,000,000 shares of the Company's common stock for aggregate acquisition price not exceeding JPY 150,000 million as treasury stock for the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC. This proposal is subject to an approval at the ordinary general shareholders' meeting on June 25, 2003.

       At the ordinary general shareholders' meeting on June 26, 2002, the Company was approved to acquire up to 300,000,000 shares of its common stock for aggregate acquisition price not exceeding JPY 300,000 million as treasury stock for the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provision of the JCC. In May 2003, based on this approval, the Company acquired its own shares as indicated in note 27.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(14)   Accumulated Other Comprehensive Loss

       Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

                                                                                     Yen (millions)
                                                                          -------------------------------
                                                                            2003         2002      2001
                                                                            ----         ----      ----
        Foreign currency translation adjustments:
           Balance at beginning of year                                    (38,012)    (57,647)   (77,577)
           Other comprehensive income (loss),
             net of reclassification adjustments                           (21,833)     19,986     20,804
           Net transfer from (to) minority interests arising from
             conversion of subsidiaries' convertible debentures                  7           -         (3)
           Net transfer to minority interests arising from issuance
              of subsidiaries' common stock and other                       (1,110)       (351)      (871)
                                                                          --------    --------   --------
           Balance at end of year                                          (60,948)    (38,012)   (57,647)
                                                                          --------    --------   --------
        Minimum pension liability adjustments:
           Balance at beginning of year                                   (260,100)   (182,936)         -
           Other comprehensive loss                                       (438,799)    (77,338)  (182,936)
           Net transfer from minority interests arising from
             conversion of subsidiaries' convertible debentures                 20           -          -
           Net transfer from (to) minority interests arising from
             issuance of subsidiaries' common stock and other                  (37)        174          -
                                                                          --------    --------   --------
           Balance at end of year                                         (698,916)   (260,100)  (182,936)
                                                                          --------     -------   --------
        Net unrealized holding gain on available-for-sale securities:
           Balance at beginning of year                                     39,997      51,041     95,019
           Other comprehensive loss,
             net of reclassification adjustments                           (35,082)    (11,132)   (43,991)
           Net transfer from (to) minority interests arising from
             conversion of subsidiaries' convertible debentures                  1           1         (6)
           Net transfer from (to) minority interests arising from
              issuance of subsidiaries' common stock and other                 (42)         87         19
                                                                          --------    --------   --------
           Balance at end of year                                            4,874      39,997     51,041
                                                                          --------    --------   --------

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                                                            Yen (millions)
                                                                  ---------------------------------
                                                                    2003        2002          2001
                                                                    ----        ----          ----
Cash flow hedges:
   Balance at beginning of year                                       (369)      1,096            -
   Other comprehensive income (loss),
     net of reclassification adjustments                              (147)     (1,464)       1,012
   Net transfer from minority interests arising from
     conversion of subsidiaries' convertible debentures                  2           -            -
   Net transfer from (to) minority interests arising from
     issuance of subsidiaries' common stock and other                  (21)         (1)          84
                                                                  --------    --------     --------
   Balance at end of year                                             (535)       (369)       1,096
                                                                  --------    --------     --------
Total accumulated other comprehensive loss:
   Balance at beginning of year                                   (258,484)   (188,446)      17,442
   Other comprehensive loss,
     net of reclassification adjustments                          (495,861)    (69,948)    (205,111)
   Net transfer from (to) minority interests arising from
     conversion of subsidiaries' convertible debentures                 30           1           (9)
   Net transfer to minority interests arising from
     issuance of subsidiaries' common stock and other               (1,210)        (91)        (768)
                                                                  --------    --------     --------
   Balance at end of year                                         (755,525)   (258,484)    (188,446)
                                                                  ========    ========     ========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2003, 2002 and 2001 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

                                                                                Yen (millions)
                                                                     ----------------------------------
                                                                                     2003
                                                                     ----------------------------------
                                                                     Before-tax    Tax benefit  Net-of-tax
                                                                       amount       (expense)     amount
                                                                       ------      ---------      ------
     Other comprehensive loss arising during the year:
        Foreign currency translation adjustments                       (21,294)           -      (21,294)
        Minimum pension liability adjustments                         (744,779)     305,980     (438,799)
        Net unrealized holding gain on available-for-sale
          securities                                                   (54,607)      22,789      (31,818)
        Cash flow hedges                                                  (953)         388         (565)
                                                                     ---------     --------     --------
                                                                      (821,633)     329,157     (492,476)
     Reclassification adjustments for net loss (gain) included in net income:
        Foreign currency translation adjustments                          (539)           -         (539)
        Net unrealized holding gain on available-for-sale
          securities                                                    (5,642)       2,378       (3,264)
        Cash flow hedges                                                   707         (289)         418
                                                                     ---------     --------     --------
                                                                        (5,474)       2,089       (3,385)
     Other comprehensive loss, net of reclassification
       adjustments:
        Foreign currency translation adjustments                       (21,833)           -      (21,833)
        Minimum pension liability adjustments                         (744,779)     305,980     (438,799)
        Net unrealized holding gain on available-for-sale
          securities                                                   (60,249)      25,167      (35,082)
        Cash flow hedges                                                  (246)          99         (147)
                                                                     ---------     --------     --------
                                                                      (827,107)     331,246     (495,861)
                                                                     =========     ========     ========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                                                               Yen (millions)
                                                                     ----------------------------------
                                                                                    2002
                                                                     ----------------------------------
                                                                      Before-tax   Tax benefit  Net-of-tax
                                                                        amount      (expense)     amount
                                                                        ------      ---------     ------
     Other comprehensive income (loss) arising during the year:
        Foreign currency translation adjustments                         19,511             -     19,511
        Minimum pension liability adjustments                          (132,882)       55,544    (77,338)
        Net unrealized holding gain on available-for-sale
          securities                                                    (97,342)       40,679    (56,663)
        Cash flow hedges                                                   (948)          526       (422)
                                                                     ----------    ----------   --------
                                                                       (211,661)       96,749   (114,912)
     Reclassification adjustments for net loss (gain) included in net loss:
        Foreign currency translation adjustments                            475             -        475
        Net unrealized holding gain on available-for-sale
          securities                                                     78,232       (32,701)    45,531
        Cash flow hedges                                                   (767)         (275)    (1,042)
                                                                     ----------    ----------   --------
                                                                         77,940       (32,976)    44,964
     Other comprehensive income (loss), net of reclassification adjustments:
        Foreign currency translation adjustments                         19,986             -     19,986
        Minimum pension liability adjustments                          (132,882)       55,544    (77,338)
        Net unrealized holding gain on available-for-sale
          securities                                                    (19,110)        7,978    (11,132)
        Cash flow hedges                                                 (1,715)          251     (1,464)
                                                                     ----------    ----------   --------
                                                                       (133,721)       63,773    (69,948)
                                                                     ==========    ==========   ========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                                                                                   Yen (millions)
                                                                       ----------------------------------
                                                                                        2001
                                                                       ----------------------------------
                                                                       Before-tax   Tax benefit   Net-of-tax
                                                                         amount      (expense)      amount
                                                                         ------      ---------      ------
    Other comprehensive income (loss) arising during the year:
        Foreign currency translation adjustments                          18,990             -       18,990
        Minimum pension liability adjustments                           (314,158)      131,222     (182,936)
        Net unrealized holding gain on available-for-sale
          securities                                                     (55,311)       22,759      (32,552)
        Cash flow hedges                                                   2,742          (804)       1,938
                                                                       ---------    ----------    ---------
                                                                        (347,737)      153,177     (194,560)
    Reclassification adjustments for net loss (gain) included in net income:
        Foreign currency translation adjustments                           1,814             -        1,814
        Net unrealized holding gain on available-for-sale
          securities                                                     (19,652)        8,213      (11,439)
        Cash flow hedges                                                  (1,670)          744         (926)
                                                                       ---------    ----------    ---------
                                                                         (19,508)        8,957      (10,551)
    Other comprehensive income (loss), net of reclassification adjustments:
        Foreign currency translation adjustments                          20,804             -       20,804
        Minimum pension liability adjustments                           (314,158)      131,222     (182,936)
        Net unrealized holding gain on available-for-sale
          securities                                                     (74,963)       30,972      (43,991)
        Cash flow hedges                                                   1,072           (60)       1,012
                                                                       ---------    ----------    ---------
                                                                        (367,245)      162,134     (205,111)
                                                                       =========    ==========    =========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(15) Commitments and Contingencies

     The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately JPY 38,599 million as of March 31, 2003.

     Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of March 31, 2003, the undiscounted maximum potential future payments under such guarantees amounted to JPY 590,028 million of which JPY 139,878 million is covered by consumer credit insurance. The Company has accrued JPY 1,751 million as an obligation to stand ready to perform over the term of the guarantees.

     HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company provides a loan commitment to an affiliated company.

     The outstanding balance of the revolving lines of credits, credit facilities and a loan commitment as of March 31, 2003 is as follows:

                                                              Yen (millions)
                                                              -------------
          Total commitment available                             664,634
          Amount utilized                                         (1,897)
                                                                 -------
          Balance available                                      662,737
                                                                 =======

     A portion of the revolving lines of credit which are pending credit approval cannot be utilized.

     The Company and certain of its subsidiaries hold line of credit arrangements with banks in order to secure source of working capital. The unused line of credit as of March 31, 2003 amounted to JPY 147,042 million.

     As of March 31, 2003, outstanding commitments for the purchase of property, plant and equipment were approximately JPY 30,214 million.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. Change in accrued product warranty cost for the year ended March 31, 2003 is as follows:

                                                            Yen (millions)
                                                            --------------
                                                                 2003
                                                                 ----
           Balance at beginning of year                         98,865
           Addition                                             26,740
           Utilization                                         (20,987)
           Other                                                   679
                                                               -------
           Balance at end of year                              105,297
                                                               =======

     It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

     As of March 31, 2003 and 2002, the companies were contingently liable for trade notes discounted and endorsed in the following amounts:

                                                        Yen (millions)
                                                     --------------------
                                                      2003          2002
                                                      ----          ----
           Notes discounted                           3,639         3,452
           Notes endorsed                            24,924        33,062
                                                     ------        ------
                                                     28,563        36,514
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

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(16) Impairment losses for long-lived assets

     Under the provision of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" the Company and certain subsidiaries recognized impairment losses for the year ended March 31, 2003 in the amount of JPY 8,474 million. The majority of the impairment losses were recorded by the Company's Device Development Center, which provides semiconductor product development and design services. The significant decline in the demand for such development resulted from the Company's realignment of the semiconductor operations.

     The impairment losses were measured as the amount by which the carrying amount of the assets exceeded their fair values. In calculating those fair values, the Company and certain subsidiaries used present value techniques based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition.

     Under the provision of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," certain subsidiaries recognized impairment losses for the year ended March 31, 2002 in the amount of JPY 46,115 million. Impairment losses resulted due mainly to the significant decline in demand and prices of semiconductor products.

(17) Restructuring charges

     Certain losses incurred in the reorganization of the Company's operations are considered as restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2003, 2002 and 2001 are as follows:

                                                                             Yen (millions)
                                                                   -------------------------------
                                                                   2003           2002        2001
                                                                   ----           ----        ----
         Special termination benefits                                    -      185,105      5,275
         Loss on fixed assets                                            -       51,316        914
         Loss on disposal of inventories                                 -       19,451          -
         Lease termination and business partner compensation             -       11,487          -
         Cost incurred in association with employee termination
          including retraining and outplacement                          -        7,404          -
         Others                                                          -       13,333      2,625
                                                                   -------    ---------   --------
     Total restructuring charges                                         -      288,096      8,814
                                                                   =======    =========   ========

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       For the year ended March 31, 2002, the Company and certain subsidiaries incurred restructuring charges in the amount of JPY 288,096 million. The restructure resulted from the Company's corporate strategy to realign its organization to cope with the weak global demand for IT related products, intense price competition and continuous economic slow down in Japan. The restructuring charges by major division are as follows:

                                                                            Yen (millions)
                                               -------------------------------------------------------------------------
                                                                           Digital       High
                                                                            Media &   Functional
                                                            Electronic     Consumer   Materials &
                                               IT Systems     Devices      Products   Components     Other       Total
                                               ----------     -------      --------   ----------     -----       -----
           Special termination benefits          45,294       46,301        21,510       11,613      60,387     185,105
           Loss on fixed assets                   2,220       25,695         7,485       10,321       5,595      51,316
           Loss on disposal of
              inventories                        14,548        1,902         1,410          275       1,316      19,451
           Lease termination and business
               partner compensation                 877        3,061         5,486          276       1,787      11,487
           Cost incurred in association
               with employee termination
               including retraining and
               outplacement                         678        2,210         2,318          894       1,304       7,404
           Others                                   173        3,549         1,036        2,314       6,261      13,333
                                                 ------       ------        ------       ------      ------     -------
        Total restructuring charges              63,790       82,718        39,245       25,693      76,650     288,096
                                                 ======       ======        ======       ======      ======     =======

        The Company provided special termination benefits to those employees voluntarily leaving the Company. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2003, 2002 and 2001 is as follows:

                                                                                Yen (millions)
                                                                    ------------------------------------
                                                                       2003          2002        2001
                                                                       ----          ----        ----
             Balance at beginning of the year                         114,266         2,371     18,545
             New charges                                                    -       185,105      5,275
                (employees to be terminated)                                -        22,422        772
             Cash payments                                           (114,213)      (73,252)   (21,567)
                (employees actually terminated)                        10,077        12,681      6,538
             Foreign currency exchange rate changes                       (53)           42        118
                                                                    ---------     ---------   --------
             Balance at end of the year                                     -       114,266      2,371
                                                                    =========     =========   ========

       Restructuring charges related to lease termination and business partner compensation, cost incurred in association with employee termination including retraining and outplacement, and others have been accrued as liabilities. Majority of the liabilities were paid by March 2002. In addition to the liabilities above, special termination benefits have been accrued as liability and were substantially paid by March 2003.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The following represent significant restructuring activities by business line:

     1. Information & Telecommunication Systems ("IT Systems") division restructured its telecommunications business in North America. The exit strategy called for a complete exit except for the after-service business by March 2002. The decision culminated as the result of bankruptcy filing by its major customer and required liquidation of all financial assets and obligations of the business. As a result, the Company and certain subsidiaries disposed inventories and fixed assets. The charges in connection with such restructuring amounted to JPY 23,369 million, including accrual of JPY 9,342 million mainly for special termination benefits. The liabilities recognized were paid by March 2003.

     2. Electronic Devices division decided to shut down several cathode ray tube monitor-manufacturing plants and production lines in Japan, Singapore and Malaysia, and direct view color televisions product lines in North America. This decision was due to intense competition and general overcapacity in the market. The exit plan called for a complete exit from the business by the end of April 2002 and involved the Company and certain subsidiaries disposing inventories and fixed assets. The charges in connection with such restructuring amounted to JPY 30,412 million, and the amount of JPY 13,921 million for special termination benefits and JPY 4,851 million mainly for cancellation penalties were accrued. The liabilities for special termination benefits were paid by March 2003 and the remaining liabilities were substantially paid by March 2002.

          Semiconductor facilities and production lines were reorganized in Japan in response to a sharp decline in semiconductor product prices and general overcapacity in the market. This stagnation was as the result of decline in demand for semiconductor products used in PCs and mobile communications equipment. The reorganization plan included moving front-end production operations to newer lines to maximize efficiency and back-end production bases were consolidated to fewer numbers of bases. The associated restructuring charges amounted to JPY 45,510 million, including accrual of JPY 37,156 million. The liabilities for special termination benefits in the amount of JPY 28,479 million were paid out by March 2003, and the liabilities in the amount of JPY 8,677 million incurred mainly for removal costs were substantially paid by March 2002.

     3. Digital Media & Consumer Products division restructured its television manufacturing plants and related distribution network in order to address the general weakness in consumer demand for consumer products. This restructuring was in response to the slow down of the global economy and general decline in the color television prices. In order to strengthen the global competitiveness, the Company decided to consolidate its manufacturing operation and streamlining the sales channels. As part of the restructuring effort within Asia, the Company decided to transfer color television product management, R&D and manufacturing capabilities, and vacuum cleaner production from Singapore to certain subsidiaries in China, Indonesia and Thailand. One of the Company's UK sales and manufacturing subsidiary was liquidated in February 2002 in an effort to reorganize the European sales channel. The Company disposed of inventories and fixed assets in the process of implementing its restructuring measures. The charges in connection with such restructuring amounted to JPY 9,581 million. The liabilities for special termination benefits in the amount of JPY 3,634 million were paid by March 2002, and the liabilities for lease termination and others amounted to JPY 2,719 million were almost paid by March 2002.

     4. In High Functional Materials & Components division, the mobile telephone parts business was restructured as the result of weak demand for information technology related parts and supplies. Restructuring measures taken included streamlining of the production lines in Japan, and shutting down of manufacturing plants in Malaysia and Japan. The charges in connection with such restructuring amounted to JPY 23,474 million, and the JPY 11,940 million were accrued mainly for special termination benefits. The liabilities were paid by March 2003.

     5. Restructuring charge of JPY 76,650 million of which JPY 60,387 million represented special termination benefits were incurred in the other remaining businesses of the Company.

(18) Other Income and Other Deductions

     "Other deductions" for the year ended March 31, 2003, the Company and certain subsidiaries recorded a net periodic benefit cost of JPY 24,857 million which were generated as the result of adopting EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" as shown in note 10.

     "Other deductions" for the years ended March 31, 2003 and 2002 and "Other income" for the year ended March 31, 2001 includes the net loss on securities in the amount of JPY 660 million and JPY 80,938 million and the net gain on securities in the amount of JPY 9,334 million, respectively. In addition, JPY 15,651 million of gross realized gains on contributions of available-for-sale securities to pension fund trusts is included in "Other income" for the year ended March 31, 2001. Equity in earnings of affiliated companies included in "Other deductions" for the years ended March 31, 2003 and 2002 and "Other income" for the year ended March 31, 2001 is a loss of JPY 15,803 million, JPY 35,756 million and a gain of JPY 2,559 million, respectively.

     For the year ended March 31, 2003 net gain on sale and disposal of rental assets and other property, classified as "Other income," amounted to JPY 23,658 million while net loss on sale and disposal of rental assets and other property of JPY 15,150 million and JPY 7,776 million were included in "Other deductions" for the years ended March 31, 2002 and 2001, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(19) Net Income (Loss) Per Share Information

     The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

                                                                     Number of shares
                                                      -----------------------------------------------
                                                           2003             2002            2001
                                                           ----             ----            ----
       Weighted average number of shares on
         which basic net income (loss) per share
         is calculated                                 3,351,624,705    3,337,850,007   3,337,926,578
       Effect of dilutive securities:
            5th series convertible debentures                      -                -      28,442,656
            6th series convertible debentures                      -                -      49,502,986
            7th series convertible debentures                      -                -     128,944,696
                                                      --------------   --------------  --------------
       Number of shares on which diluted net
         income (loss) per share is calculated         3,351,624,705    3,337,850,007   3,544,816,916
                                                      ==============   ==============  ==============

                                                                       Yen (millions)
                                                      -----------------------------------------------
                                                           2003             2002            2001
                                                           ----             ----            ----
       Net income (loss) applicable to common
        stockholders                                          27,867         (483,837)        104,380
       Effect of dilutive securities:
            5th series convertible debentures                      -                -             325
            6th series convertible debentures                      -                -             831
            7th series convertible debentures                      -                -           2,065
            Other                                               (402)               -            (119)
                                                            --------         --------        --------
       Net income (loss) on which diluted
         net income (loss) per share is calculated            27,465         (483,837)        107,482
                                                            ========         ========        ========

                                                                            Yen
                                                      -----------------------------------------------
       Net income (loss) per share:
            Basic                                               8.31          (144.95)          31.27
            Diluted                                             8.19          (144.95)          30.32

     The net loss per share computation for the year ended March 31, 2002 excludes all series convertible debentures because their effect would have been antidilutive. The net income per share computation for the year ended March 31, 2003 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 5th series convertible debentures were redeemed in March 2002.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(20) Supplementary Income Information

                                                                   Yen (millions)
                                                        -----------------------------------
                                                           2003         2002         2001
                                                           ----         ----         ----
          Taxes other than income taxes consist
           of the following:
               Property                                    45,318       43,396       43,825
               Welfare                                    203,196      202,369      198,447
               Other                                       12,277       15,596       15,828
                                                        ---------    ---------    ---------
                                                          260,791      261,361      258,100
                                                        =========    =========    =========

          Maintenance and repairs                          83,660       89,786      106,542
          Research and development expense                377,154      415,448      435,579
          Provision for retirement and severance
           benefits and pension expense                   224,681      195,820      152,943
          Advertising expense                              52,165       55,075       50,940
          Rent                                            156,552      155,237      148,463
          Exchange (gain) loss                             18,262       (7,424)      11,307

(21) Supplementary Cash Flows Information

                                                                   Yen (millions)
                                                        -----------------------------------
                                                           2003         2002         2001
                                                           ----         ----         ----
          Cash paid during the year for:
               Interest                                    35,932       52,881       50,073
               Income taxes                                94,013      159,132      126,019

     Convertible debentures issued by the Company of JPY 556 million in 2002 and JPY 32 million in 2001 were converted into common stock. Convertible debentures issued by subsidiaries of JPY 4,728 million in 2003, JPY 579 million in 2002 and JPY 2,305 million in 2001 were converted into subsidiaries' common stock. Capital lease assets of JPY 4,050 million in 2003, JPY 3,874 million in 2002 and JPY 4,672 million in 2001 were capitalized.

     During the years ended March 31, 2003 and 2001, the Company acquired and integrated some of its subsidiaries and affiliates through exchange of equity securities procedure as shown in note 25.

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

(22) Derivative Instruments and Hedging Activities

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

     To meet this objective, the Company and its subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, payfixed interest rate swaps. Under the interest rate swaps, the Company and its subsidiaries receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed-rate long-term debt. The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.

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

     The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2003, 2002 and 2001, respectively.

     Cash flow hedge
     Foreign Currency Exposure
     Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

     The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2003, 2002 and 2001.

     It is expected that approximately gains of JPY 130 million of AOCI relating to existing forward exchange contracts will be reclassified into other income and other deductions during the year ending March 31, 2004.

     As of March 31, 2003, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 12 months.

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

     Interest charges for the years ended March 31, 2003, 2002 and 2001 includes losses of JPY 497 million, gains of JPY 667 million and losses of JPY 1,357 million, respectively, which represents the component excluded from the assessment of hedge effectiveness.

     During the year ending March 31, 2004, approximately losses of JPY 476 million of AOCI related to the interest rate swaps are expected to be reclassified into interest charges as a yield adjustment of the hedged debt obligations.

     The contract or notional amounts of derivative financial instruments held as of March 31, 2003 and 2002 are summarized as follows:

                                                      Yen (millions)
                                                 -----------------------
                                                    2003          2002
                                                    ----          ----
          Forward exchange contracts:
             To sell foreign currencies           187,093       105,054
             To buy foreign currencies             27,584        15,489
          Cross currency swap agreements:
             To sell foreign currencies            51,789        71,798
             To buy foreign currencies            128,717       170,802
          Interest rate swaps                     484,961       606,847

(23) Concentrations of Credit Risk

     The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions, because those are diversified and spread globally.

(24) Fair Value of Financial Instruments

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

     The carrying amounts and estimated fair values of the financial instruments as of March 31, 2003 and 2002 are as follows:

                                                                      Yen (millions)
                                                  ------------------------------------------------------
                                                           2003                          2002
                                                  ------------------------      ------------------------
                                                  Carrying       Estimated       Carrying       Estimated
                                                   amounts     fair values        amounts     fair values
                                                   -------     -----------      --------      -----------
     Investment in securities:
          Short-term investments                   186,972         186,972        178,933         178,933
          Investments and advances                 299,143         299,138        446,148         446,139
     Derivatives (Assets):
          Forward exchange contracts                   668             668            225             225
          Cross currency swap agreements               279             279          3,456           3,456
          Interest rate swaps                        1,921           1,921          2,672           2,672
     Long-term debt                             (2,014,738)     (2,064,192)    (2,164,386)     (2,222,585)
     Derivatives (Liabilities):
          Forward exchange contracts                (1,333)         (1,333)        (3,128)         (3,128)
          Cross currency swap agreements            (3,045)         (3,045)        (7,778)         (7,778)
          Interest rate swaps                       (3,853)         (3,853)        (3,021)         (3,021)

     It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31,2003 and 2002 totaled JPY 75,860 million and JPY 73,639 million, respectively.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(25) Merger and Acquisition

     On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of JPY 23,635 million based on the quoted market price of JPY 940 per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

     UJ manufactures automotive systems and components that support every area of basic vehicle function. The Company has strategically targeted the automotive products business and the purpose of making UJ a wholly owned subsidiary is to further expand this business.

     The effects of the acquisition to the balance sheet as of October 1, 2002 are as follows:

                                                      Yen (millions)
                                                      -------------
          Current assets                                    68,427
          Non-current assets                               121,248
          Goodwill                                          10,435
          Current liabilities                              (99,453)
          Non-current liabilities                          (76,120)
          Net assets acquired                              (23,635)
          Net assets previously acquired                      (902)

     The results of operations of UJ for the period from October 1, 2002 to March 31, 2003 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net income and the per share information of the Company, with assumed acquisition dates for UJ of April 1, 2002 and 2001, respectively, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2003 and 2002.

     On December 31, 2002, the Company purchased a majority ownership in a company to which hard disk drive operations and related intellectual property portfolio had been transferred from International Business Machines Corp. (IBM) for a total cash purchase price, subject to adjustment, of JPY 243,480 million. This purchase price adjustment may reduce the purchase price and the amount of goodwill recorded upon acquisition. The purchase price is payable in three installments, of which the first installment payment was paid on December 31, 2002 with the remaining payments due in December 2003 and 2005.

     On January 1, 2003, this company began operating as Hitachi Global Storage Technologies Netherlands B.V. (HGST). HGST offers full array of hard-disk and this acquisition will complement and expand the Company's product portfolio, production capacity, research and development and distribution channel globally.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     Upon closing, the Company obtained full voting rights to HGST and, as a result, has consolidated all of its assets and liabilities in the consolidated balance sheet, with the remaining installment payments recorded as liabilities.

     The effects of this purchase as of December 31, 2002 are as follows:

                                                                Yen (millions)
                                                                -------------

             Current assets                                         106,357
             Non-current assets                                     184,326
             Goodwill                                                13,653
             Current liabilities                                    (24,737)
             Non-current liabilities                                (32,159)
             Net assets acquired                                   (247,440)

     The purchase price upon closing is as follows:

                                                                Yen (millions)
                                                                -------------

             Cash paid to IBM as of December 31, 2002               169,680
             Cash to be paid to IBM                                  73,800
             Direct acquisition costs                                 3,960
                                                                    -------
             Total purchase price                                   247,440
                                                                    =======

     In-process research and development assets amounting to JPY 2,787 million have been acquired as part of the purchase and have been written off at the date of acquisition as these assets are considered as not having alternative use. The write-off has been recorded as selling, general and administrative expenses.

     The results of operations of the acquired company on December 31, 2002 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net loss and the per share information of the Company, with assumed acquisition dates of April 1, 2002 and 2001, respectively, are as follows:

                                                             Yen (millions)
                                                      ------------------------
                                                         2003           2002
                                                         ----           ----

             Revenue                                  8,541,202      8,480,778
             Net loss                                  (149,891)      (529,055)

                                                                 Yen
                                                      -----------------------
                                                         2003          2002
                                                         ----          ----

             Basic net loss                              (44.72)       (158.50)
             Diluted net loss                            (44.84)       (158.50)

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

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

     The effects of the purchase to the balance sheet as of April 1, 2000 are as follows:

                                                            Yen (millions)
                                                            -------------

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

     On October 31, 2000, Hitachi Consulting Corporation (former Experio Solutions Corporation (Experio)), a wholly owned subsidiary of the Company, acquired the e-business consulting department of Grant Thornton LLP for JPY 15,674 million in cash. In addition, Experio issued its common stock valued at JPY 1,601 million to the department partners in lieu of a cash payment, and accordingly became a 91.4% owned subsidiary of the Company. The acquisition was recorded under the purchase method and the results of operations of the acquired e-business consulting have been included in the consolidated financial statements since the date of acquisition. This transaction resulted in an excess of purchase price over net assets acquired of JPY 15,895 million, which was amortized on the straight-line method over 10 years. The amortization has been terminated effective April 1, 2002, with the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets."

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     The allocation of acquisition costs to the assets and liabilities acquired is as follows:

                                                                  Yen (millions)
                                                                  -------------
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

(26) Stock Option Plans

     The Company has two stock option plans under which non-employee directors and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant, are exercisable from one year after the date of grant and expire 5 years after the date of grant. Under APB No. 25, the Company recognized no compensation expense related to employee stock options for the years ended March 31, 2003, 2002 and 2001 as no options were granted at a price below the market price on the day of the grant.

     A summary of stock option plans activity for the years ended March 31, 2003, 2002 and 2001 is as follows:

                                                                 2003                  2002                    2001
                                                        ---------------------- ----------------------  --------------------
                                                                    Weighted-              Weighted-              Weighted-
                                                                     average                average                average
                                                          Stock     exercised    Stock     exercised     Stock    exercised
                                                         options      price     options      price      options     price
                                                         (shares)     (yen)     (shares)     (yen)      (shares)    (yen)
                                                         -------      -----     --------     -----     --------     -----
         Outstanding at beginning of year               1,437,000     1,314      527,000      1,451           -         -
         Granted                                                -         -    1,090,000      1,270     527,000     1,451
         Forfeited                                       (272,000)    1,311     (180,000)     1,451           -         -
                                                        ---------     -----    ---------      -----     -------    ------
         Outstanding at end of year                     1,165,000     1,314    1,437,000      1,314     527,000     1,451
                                                        =========     =====    =========      =====     =======    ======

         Weighted-average remaining
         contractual life                                         3.1 years               4.1 years             4.3 years
         Options exercisable at end of year                1,165,000 shares          347,000 shares                     -

     The exercise prices of the stock options outstanding as of March 31, 2003 are JPY 1,451 and JPY 1,270.

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

     In addition, in April 2003, the Board of Directors decided to propose the adoption of stock option plans for non-employee directors, executive officers and certain employees to general shareholders' meeting to be held in June 2003. In accordance with the proposals, options to purchase the Company's common stock less than 1,500,000 shares were granted at prices not less than market value at the date of grant, are exercisable from one year after the date of grant and expire 4 years after the date of grant.

(27) Subsequent Events

     On April 1, 2003, Renesas Technology Corp., which focuses on system LSI (Large Scale Integration) operation, was incorporated through a corporate split procedure, where Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off. Renesas Technology Corp. was capitalized with JPY 50,000 million through the issuance of 5,000,000 shares of common stock. The Company and Mitsubishi Electric Corporation received 2,750,000 shares and 2,250,000 shares, respectively. Renesas Technology Corp. is to be accounted for under the equity method by the Company as major decisions require consensus between the Company and Mitsubishi Electric Corporation in accordance with the joint venture agreement and assets and liabilities of the operations will be excluded from the consolidated balance sheet. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately JPY 596,118 million and JPY 147,443 million, respectively.

     On April 28, 2003, the Company decided to issue up to JPY 300,000 million of straight bonds by May 2005. On May 27, 2003, the Company issued JPY 80,000 million of straight bonds with a 0.72% interest rate. These bonds, which are unsecured with interest payable semi-annually, are due May 27, 2013.

     As indicated in note 13, at the ordinary general shareholders' meeting on June 26, 2002, the Company was approved to acquire up to 300,000,000 shares of its common stock for an aggregate acquisition price not exceeding JPY 300,000 million as treasury stock pursuant to the Japanese Commercial Code. On April 28, 2003, the Company announced that it would acquire up to 80,000,000 shares of its common stock for an aggregate acquisition price not exceeding JPY 30,000 million. The share purchase is specifically limited to shares traded during the period from May 1 through May 30, 2003 on the Tokyo Stock Exchange. The Company acquired a total of 66,338,000 shares for JPY 29,934 million during this period.

                                                                     Schedule II
                                                                     -----------

                                  HITACHI, LTD.
                                AND SUBSIDIARIES

                                    Reserves

                    Years ended March 31, 2003, 2002 and 2001

                              (In millions of yen)

                               Balance at    Charged    Net decrease   Bad debts    Balance
                                beginning      to       in unearned     written     at end
                                of period    income        income        off       of period
                               ----------   ---------   ------------   ---------   ---------
Year ended March 31, 2003:
   Allowance for doubtful
    receivables                    34,884       9,656             --      (4,772)     39,768

   Unearned income-
    installment financing           1,007          --           (255)         --         752
                               ----------   ---------   ------------   ---------   ---------
                                   35,891       9,656           (255)     (4,772)     40,520
                               ==========   =========   ============   =========   =========
Year ended March 31, 2002:
   Allowance for doubtful
    receivables                    21,028      19,200             --      (5,344)     34,884

   Unearned income-
    installment financing           1,231          --           (224)         --       1,007
                               ----------   ---------   ------------   ---------   ---------
                                   22,259      19,200           (224)     (5,344)     35,891
                               ==========   =========   ============   =========   =========
Year ended March 31, 2001:
   Allowance for doubtful
    receivables                    14,430      11,307             --      (4,709)     21,028

   Unearned income-
    installment financing           7,767          --         (6,536)         --       1,231
                               ----------   ---------   ------------   ---------   ---------
                                   22,197      11,307         (6,536)     (4,709)     22,259
                               ==========   =========   ============   =========   =========

Item 18.  Financial Statements

Not applicable.

Item 19.  Exhibits

1.1       Articles of Incorporation of Hitachi, Ltd., as amended (English
          Translation)

1.2       Share Handling Regulations of Hitachi, Ltd., as amended (English
          Translation)

1.3       Board of Directors Regulations of Hitachi, Ltd. (English Translation)

12.1 Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2 Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1 Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and
          Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2 Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and
          Section 1350 of Chapter 63 of Title 18 of the United States Code

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


                                                         Hitachi, Ltd.
                                                     ------------------------
                                                         (Registrant)


Date: September 30, 2003           By  /s/ Takashi Hatchoji
                                      -----------------------------------------
                                          Takashi Hatchoji
                                          Vice President and Executive Officer

Exhibit Index

1.1       Articles of Incorporation of Hitachi, Ltd., as amended (English
          Translation)

1.2       Share Handling Regulations of Hitachi, Ltd., as amended (English
          Translation)

1.3       Board of Directors Regulations of Hitachi, Ltd. (English Translation)

12.1 Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2 Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1 Certification of Chief Executive Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and
          Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2 Certification of Chief Financial Officer or Equivalent Pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and
          Section 1350 of Chapter 63 of Title 18 of the United States Code