Form 20-F
period 2004-03-31
HITACHI LTD
filed 2004-08-20
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-8320

KABUSHIKI KAISHA HITACHI SEISAKUSHO

(Exact name of Registrant as specified in its charter)

Hitachi, Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

6, Kanda-Surugadai 4-chome, Chiyoda-ku,

Tokyo 101-8010, Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, or ADSs, each of which represents ten shares of common stock	New York Stock Exchange
Common stock without par value	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2004, 3,368,124,876 shares of common stock were outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

* Not for trading, but only for technical purposes in connection with the registration of the ADSs.

CAUTIONARY STATEMENT

Certain statements found in this annual report may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this annual report.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this annual report and in other materials published by Hitachi.

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2004 is sometimes referred to in this annual report as “fiscal 2003,” and other fiscal years may be referred to in a corresponding manner. References to years not specified as fiscal years are to calendar years.

The consolidated financial statements of Hitachi, except for segment information, have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “yen” or “¥” are to Japanese yen, references to “US$,” “$” or “U.S. dollars” are to United States dollars and references to ST£ are to United Kingdom sterling pounds.

References in this annual report to the “Commercial Code” or the “Japanese Commercial Code” are to the Japanese Commercial Code and such other laws amending and/or supplementing the Japanese Commercial Code.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial information has been derived from Hitachi’s consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to Hitachi’s consolidated financial statements, including the notes thereto, included in this annual report.

	Year ended March 31,
	2000	2001	2002	2003	2004
	(Millions of yen, except per share amounts and number of shares issued)
Total revenues	8,001,203	8,416,982	7,993,784	8,191,752	8,632,450
Income (loss) before income taxes and minority interests	79,235	323,655	(586,072)	96,828	237,149
Net income (loss)	16,922	104,380	(483,837)	27,867	15,876
Per common share:
Net income (loss)
Basic	5.07	31.27	(144.95)	8.31	4.81
Diluted	4.99	30.32	(144.95)	8.19	4.75
Cash dividends declared	6.00	11.00	3.00	6.00	8.00
	($0.058)	($0.094)	($0.024)	($0.049)	($0.074)

Cash and cash equivalents	1,357,432	1,381,603	1,029,374	828,171	764,396
Short-term investments	632,434	433,650	178,933	186,972	177,949
Total assets	9,983,361	11,246,608	9,915,654	10,179,389	9,590,322
Short-term debt and current installments of long-term debt	1,305,670	1,611,855	1,199,921	1,328,446	1,183,463
Long-term debt	1,482,810	1,881,270	1,798,303	1,512,152	1,314,102
Minority interests	791,925	825,158	798,744	751,578	798,816
Stockholders’ equity	2,987,687	2,861,502	2,304,224	1,853,212	2,168,131
Common stock	281,738	281,754	282,032	282,032	282,032
Number of shares issued (thousand shares)	3,337,900	3,337,932	3,338,481	3,368,124	3,368,125

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Translation of dividend amounts into U.S. dollars is based on such rates at each respective payment date. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2000	110.02
2001	111.65
2002	125.64
2003	121.10
2004	112.75
February 2004		109.59	105.36
March 2004		112.12	104.18
April 2004		110.37	103.70
May 2004		114.30	108.50
June 2004		111.27	107.10
July 2004		111.88	108.21

On August 16, 2004, the yen exchange rate per U.S. dollar was 110.64 yen per $1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Hitachi operates in a broad range of business fields, conducts business on a global scale, and utilizes sophisticated specialized technologies to carry on its operations. It is therefore exposed to risks attributable to the economic environment, risks inherent in individual industrial sectors and business lines, and risks related to management. Investments in Hitachi’s securities also involve risks.

Although certain risks that may affect Hitachi’s businesses are listed in this section, the list is not exhaustive. Hitachi’s businesses may in the future also be affected by other risks that are currently unknown or that are not currently considered significant. The items set forth in this section contain forward-looking statements as described in the “Cautionary Statement” in this annual report.

Certain of the risk factors that may affect Hitachi are set out below.

Risks Related to Economic Environment

Economic trends

While there have been signs of improvement in Hitachi’s main markets in the fiscal year ended March 31, 2004, a return to stagnation or deterioration in these markets may have a negative effect on Hitachi’s business results. Decreases in consumer spending and private-sector plant and equipment investment due to economic downturns in Japan, North America, Asia and other major markets where Hitachi does business, or direct or indirect restrictions on imports by other nations, may negatively impact Hitachi’s business results by reduced demand and increased price competition for the products and services Hitachi offers. In addition, the adverse economic environment may result in increased risks of excess inventories and overcapacities, and further restructuring measures by Hitachi, which could pose associated expenses.

Currency exchange rate fluctuations

Since Hitachi conducts business in many foreign countries, a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports raw materials in local currencies, principally the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. A strong yen, for example, reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenues. While Hitachi takes measures to reduce the risks from fluctuations in foreign currency exchange rates, there can be no assurance that such measures will succeed.

Risks Related to Industrial Sectors and Business Lines

Rapid technological innovation

New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the field of information systems, electronics and digital media. The development of new and advanced technologies, the continuous, timely and cost-effective incorporation of such technologies into products and services, and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that Hitachi’s research and development will result in success. Should Hitachi fail in its endeavors to develop and incorporate into products and services such advanced technologies, and achieve market acceptance for such products and services, the results of operations of related Hitachi businesses may be negatively impacted.

Intense competition

The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Globalization of markets and commoditization of such products are making price competition in the business sectors in which Hitachi is engaged increasingly intense. Products which are facing intense price competition or decreases in prices include computer-related products, such as hard disk drives, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays, digital media products and home appliances. To succeed in this competitive environment, Hitachi believes its products and services must be competitive in terms of price, engineering expertise, quality and brand value. Hitachi cannot be certain that each or any of the products or services that it offers will be competitive, and should each or any such products or services fail to be competitive, Hitachi’s business results may be negatively affected.

Supply and demand balance

Supply in excess of demand leads to a decline in selling prices and thus, such oversupply in the markets in which Hitachi is involved may adversely affect Hitachi’s performance. In addition, Hitachi may be forced to dispose overcapacity and obsolete equipment to adjust supply and demand, which can cause Hitachi losses. Semiconductor industry and liquid crystal display industry, in particular, are highly cyclical and cyclical downturns are characterized by a sharp fall in prices and overcapacity. Liquid crystal display business and semiconductor business conducted primarily by subsidiaries and affiliates of the Company may be negatively impacted by a periodic oversupply in the global markets in the future.

Dependence on the ability of third parties to deliver materials and components

Hitachi’s manufacturing operations rely on third parties for supplies of parts, components and services of adequate quality and quantity and in a timely manner. External suppliers may have other customers and may not have sufficient capacity to meet all of the needs of such customers during periods of excess demand. Although in general, Hitachi maintains multiple sources of supply and works closely with its suppliers to avoid supply-related problems, such problems including shortages and delays may occur, which could materially harm Hitachi’s business. In addition, reliance on outside sources increases the risk that Hitachi will not be able to control or avoid the introduction under the Hitachi name of products incorporating defective or inferior components, which could impose expenses for product recalls and lawsuits on Hitachi and adversely affect Hitachi’s business results or its reputation for quality products.

Risks Related to Management

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

Acquisitions, joint ventures and strategic alliances

In every operating sector, Hitachi depends to some degree on acquisitions of other companies, joint ventures and strategic alliances with outside partners to design and develop key new technologies and products, and to strengthen competitiveness. Such transactions are inherently risky, including because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect Hitachi’s business. The success of alliances may also be adversely affected by decisions or performance of alliance partners that Hitachi cannot control or by adverse business trends. Hitachi may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that these transactions will be beneficial to Hitachi’s business or financial condition. Even assuming these transactions would be beneficial, there can be no assurance that Hitachi will be able to successfully integrate acquired businesses or achieve all or any of the initial aims through these transactions.

Restructuring of business

Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by closing unprofitable operations, divesting its subsidiaries and affiliated companies, reorganizing production bases and sales network and reducing its workforce. In connection with these actions, there may occur costs that adversely affect Hitachi’s financial results and condition. Restructuring measures may be constrained or intended plans cannot be implemented in a timely manner due to governmental regulations, employment issues and a lack of demand in the M&A market for businesses Hitachi may seek to sell. Moreover, Hitachi may not achieve all of the goals that it aims for through these actions.

Measures taken under the medium-term management plan

In January 2003, Hitachi announced a new medium-term management plan through the fiscal year ending March 31, 2006. Hitachi plans to realign its business portfolio by exiting certain businesses and increasing focus on targeted businesses under the management plan. A variety of exit strategies may be employed to exit the selected businesses, including divestiture and closure. Significant costs may arise in connection with these actions, including costs related to the restructuring of businesses and losses related to the sale of securities. While increasing focus on targeted businesses may require a significant commitment to investment and research and development, there can be no assurance that Hitachi’s investment and research and development efforts will be successful. In addition, there can be no assurance that the strategic realignment of businesses under the plan will be beneficial to Hitachi’s business or financial condition. Even assuming the strategic realignment would be beneficial, Hitachi may fail to properly implement the measures under the plan, which might adversely affect Hitachi’s financial condition and results of operations.

Intellectual property

Hitachi depends in part on intellectual property rights covering its products, product design and manufacturing processes. Hitachi owns or licenses a large number of intellectual property rights and, when Hitachi believes it is necessary or desirable, obtains additional licenses for the use of other parties’ intellectual property rights. If Hitachi fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected. In addition, since intellectual property litigation is costly and unpredictable, Hitachi’s efforts to protect its intellectual property rights or to defend itself against claims relating to intellectual property rights made by others could impose considerable expenses on Hitachi.

Litigation and regulatory investigations

Hitachi faces risks of litigation and regulatory investigation and actions in connection with its operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit Hitachi’s operations, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or regulatory action could have a material adverse effect on Hitachi’s business, results of operations, financial condition, reputation and credibility.

Product quality and liability

Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies. Reliance on external suppliers reduces Hitachi’s control over quality assurance. There is a risk that defects may occur in Hitachi’s products and services. The occurrence of such defects could make Hitachi liable for damages caused by the defects and could negatively impact Hitachi’s reputation for quality products and thereby adversely affect Hitachi’s business results.

Risks of natural disasters and similar events

Portions of Hitachi’s facilities, including its research and development facilities, manufacturing facilities and the Company’s headquarters, are located in Japan, where seismic activity is frequent. Large earthquakes or other significant natural disasters could have a negative impact on Hitachi’s operating activities, results of operations and financial condition. In addition, with the increased importance of information systems in Hitachi’s operating activities, disruptions in such information systems due to computer viruses and other factors could have a negative impact on Hitachi’s operating activities, results of operations and financial condition.

Governmental regulations

Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. Significant changes in such regulations may limit Hitachi’s business activities or increase operating costs.

Marketable securities risks

Hitachi owns marketable securities that are exposed to stock market risks. Declines in stock market prices may require Hitachi to write-down equity securities that it holds, which may have an adverse effect on Hitachi’s financial condition and results of operations.

Access to liquidity and long-term financing

Hitachi’s primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper and other debt securities. A downgrade in Hitachi’s credit ratings could result in an increase in Hitachi’s interest expenses and could have an adverse impact on Hitachi’s ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on Hitachi’s financial position and liquidity. Although Hitachi has access to other sources of liquidity, including bank borrowings, cash flows from its operations and sales of its assets, Hitachi cannot be sure that these other sources will be adequate or on terms acceptable to it, if Hitachi’s credit ratings are downgraded or other adverse conditions arise. A failure of one or more of Hitachi’s major lenders, a decision by one or more of them to stop lending to Hitachi or instability in the Japanese capital markets could have an adverse impact on Hitachi’s access to funding.

Retirement benefits

Hitachi has a significant amount of employee retirement benefit costs which are derived from actuarial valuations based on a number of assumptions. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Although management believes that estimation of the key assumptions is reasonable under the various underlying factors, there can be no assurance that the estimation of the key assumptions will correspond to actual results. If the Company’s estimates for these key assumptions differ from actual results, it may have a material adverse effect on Hitachi’s financial condition and results of operations. In addition, the Company may change these key assumptions, such as the discount rate or the expected return on plan assets. Changes in key assumptions may also have a material adverse effect on Hitachi’s financial condition and results of operations.

Risks Related to Hitachi’s Securities

Unit shares

One “unit” of the Company’s shares is comprised of 1,000 shares or 100 ADSs. Each unit of the Company’s shares has one vote. A holder who owns shares or American depositary receipts, or ADRs, in other than multiples of 1,000 or 100, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 1,000 shares, or ADRs evidencing fewer than 100 ADSs). The Japanese Commercial Code imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote and on the transferability of less than whole unit shares. Under the unit share system, holders of the Company’s shares constituting less than a unit have the right to require the Company to purchase their shares and the right to require the Company to sell them additional shares to create a whole unit of 1,000 shares. However, holders of the Company’s ADRs are unable to withdraw underlying shares representing less than one unit and, as a practical matter, are unable to require the Company to purchase those underlying shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

Foreign exchange fluctuations

Market prices for the ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs, would decline if the value of the yen declines against the dollar.

Rights of ADS holders

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from the Company. However, ADS holders will not be able to bring a derivative action, examine the Company’s accounting books and records, or exercise appraisal rights through the depositary.

The Company is incorporated in Japan with limited liability. A significant portion of the assets of the Company are located outside the United States. As a result, it may be more difficult for investors to enforce against the Company judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the Federal securities laws of the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was founded in 1910 as a small electric repair shop and was incorporated as Hitachi, Ltd. (Kabushiki Kaisha Hitachi Seisakusho), a joint stock corporation, in 1920 under the laws of Japan. Its registered office is located at 6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan. The telephone number of the Company’s principal executive office is
+81-3-3258-1111.

Over the years, Hitachi has broadened the horizon of its research as well as its business activities to develop a highly diversified product mix ranging from electricity generation systems to consumer products and electronic devices. Hitachi has grown into one of Japan’s largest diversified manufacturer of electronic and electrical products. With its diverse product lines, Hitachi maintains a significant presence in each of the major markets it serves, which together make Hitachi one of the world’s largest manufacturers of electronic products. With its emphasis on research and development and its ability to combine a wide range of technologies, Hitachi continues to strive to provide the world with products that meet the changing needs of its customers.

In January 2003, Hitachi launched a new medium-term management plan defining the direction and goals of its businesses through the fiscal year ending March 31, 2006. The plan includes, among other things, a realignment of Hitachi’s business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. Under the plan, Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. The businesses on which Hitachi plans to increase focus include its storage solutions business, hard disk drive business and automotive products business. Hitachi also expects under the plan to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and “Item 6. Directors, Senior Management and Employees.”

In recent years, Hitachi has accelerated business reorganization, including to facilitate Hitachi’s goal of maximizing growth by combining and utilizing the diverse management resources within Hitachi in the most effective and efficient ways.

On April 1, 2002, the consumer products operation of the Company was separated and integrated with related subsidiaries of the Company to form Hitachi Home & Life Solutions, Inc. for the purpose of enabling the consumer products business to be managed with more speed and flexibility.

On October 1, 2002, the Company made UNISIA JECS CORPORATION, or UNISIA JECS, a wholly-owned subsidiary through a share exchange. The purpose of the transaction was to strengthen Hitachi’s competitiveness in the automotive products business. UNISIA JECS changed its name to Hitachi Unisia Automotive, Ltd. on the same date.

In June 2002, the Company and International Business Machines Corporation, or IBM Corporation, entered into an agreement under which their respective hard disk drive operations would be transferred to a new standalone company and the Company would then purchase a majority ownership in the new company. The purpose of the transaction was to strengthen hard disk drive operations in a highly competitive market. The deal closed on December 31, 2002 and the new company, Hitachi Global Storage Technologies, Inc., commenced operations on January 1, 2003.

On April 1, 2003, the Company transferred its semiconductor operations centered in system large scale integrations, or system LSIs, to a new company, Renesas Technology Corp., or Renesas, jointly owned by the Company and Mitsubishi Electric Corporation, or Mitsubishi Electric. The Company believes this transfer will improve the competitiveness of its semiconductor operations through more flexible management and realizing synergies between the technologies of the Company and Mitsubishi Electric. Renesas is accounted for under the equity method by the Company.

On May 25, 2004, the Company entered into a merger agreement with its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. Pursuant to the agreement, the Company will merge these two companies into itself on October 1, 2004. The Company will allocate 0.521 shares of the Company for each share of TOKICO LTD., excluding those shares already held by the Company. The Company will make this allocation exclusively with treasury shares. The Company believes that this transaction will strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

Hitachi’s capital expenditures for fixed assets on a completion basis were ¥816,547 million, ¥787,496 million and ¥856,279 million in fiscal 2003, 2002 and 2001. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products and electronic devices, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The increase in capital expenditures in fiscal 2003 was primarily due to an increase in purchases of assets to be leased as a result of increased demand for leases of such assets. The decrease in capital expenditures in fiscal 2002 reflected Hitachi’s increasingly selective attitude toward investment decisions. In fiscal 2004, Hitachi expects to increase its capital expenditures in the areas of hard disk drives and liquid crystal displays. Hitachi expects capital expenditure investments in fiscal 2004 to be funded primarily through internal sources of financing and to primarily be made in Japan.

B. Business Overview

Main Categories of Products and Services

Hitachi’s business is highly diversified. In the fiscal year ended March 31, 2002, Hitachi reclassified its operations into seven industry segments, as required by a ministerial ordinance under the Securities and Exchange Law of Japan. The industry segments and major categories of products and services offered in each segment as of March 31, 2004 are as follows:

•	Information & Telecommunication Systems. Systems integration, software, hard disk drives, disk array subsystems, servers, mainframes, personal computers, computer peripherals and telecommunications equipment;

•	Electronic Devices. Liquid crystal displays, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment;

•	Power & Industrial Systems. Nuclear power plants, thermal power plants, hydroelectric power plants, plant engineering and construction, industrial machinery and plants, air-conditioning equipment, construction machinery, railway vehicles, elevators, escalators and automotive products;

•	Digital Media & Consumer Products. Optical disk drives, televisions, mobile phones, LCD projectors, room air conditioners, refrigerators, washing machines, batteries and information storage media;

•	High Functional Materials & Components. Wires and cables, copper products, malleable cast-iron products, forged and cast-steel products, specialty steels, magnetic materials, chemical products, electrical insulating materials, synthetic resin materials and products, carbon products, printed circuit boards and ceramic materials;

•	Logistics, Services & Others. General trading, transportation and property management; and

•	Financial Services. Loan guarantees, leasing and insurance services.

Sales and Distribution

Hitachi distributes its products in Japan primarily through its own sales network. Hitachi also distributes some of its products through independent dealers. In most field sales offices, Hitachi’s sales personnel specialize in the marketing of particular types of products.

International marketing is conducted through overseas sales subsidiaries, joint-venture companies and unaffiliated distributors. Also, certain types of equipment are sold to industrial companies in foreign markets on an original equipment manufacturing, or OEM, basis and marketed under the brand names of such industrial companies.

Overseas revenues amounted to ¥2,977,594 million in fiscal 2003, accounting for 34% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi’s operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Hitachi’s widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of its business is dependent upon one or a few customers.

Segment Information

Hitachi does not present segment information in accordance with the requirements of SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information.” Foreign issuers are presently exempted from these disclosure requirements for filings with the U.S. Securities and Exchange Commission, or the SEC, under the U.S. Securities Exchange Act of 1934, or the Exchange Act. However, Hitachi is required to disclose the segment information presented below in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan. Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations.

Industry segment

	Year ended March 31,
	2002		2003		2004
	(Millions of yen, except percentage data)
Revenues
Information & Telecommunication Systems	1,829,661	18%	1,899,651	19%	2,314,552	23%
Electronic Devices	1,487,200	15	1,570,069	15	1,312,380	13
Power & Industrial Systems	2,266,895	23	2,297,068	22	2,297,913	22
Digital Media & Consumer Products	1,170,744	12	1,205,551	12	1,226,955	12
High Functional Materials & Components	1,250,248	12	1,248,550	12	1,297,085	13
Logistics, Services & Others	1,430,825	14	1,449,594	14	1,256,266	12
Financial Services	567,138	6	579,267	6	550,982	5

Subtotal	10,002,711	100%	10,249,750	100%	10,256,133	100%

Eliminations and Corporate Items	(2,008,927)		(2,057,998)		(1,623,683)

Total	7,993,784		8,191,752		8,632,450

Operating Income (Loss)
Information & Telecommunication Systems	35,757	—%	110,523	—%	69,932	33%
Electronic Devices	(163,633)	—	(23,242)	—	30,424	15
Power & Industrial Systems	55,004	—	53,253	—	33,933	16
Digital Media & Consumer Products	(14,675)	—	6,204	—	6,951	3
High Functional Materials & Components	(22,024)	—	18,301	—	46,767	22
Logistics, Services & Others	3,257	—	10,352	—	533	0
Financial Services	37,403	—	12,067	—	22,388	11

Subtotal	(68,911)	—%	187,458	—%	210,928	100%

Eliminations and Corporate Items	(48,504)		(34,491)		(26,065)

Total	(117,415)		152,967		184,863

Segment Assets
Information & Telecommunication Systems	1,307,248	13%	1,702,104	16%	1,759,163	18%
Electronic Devices	1,246,285	13	1,345,835	13	899,821	9
Power & Industrial Systems	2,060,169	21	2,194,445	21	2,191,091	22
Digital Media & Consumer Products	743,515	7	782,420	8	781,386	8
High Functional Materials & Components	1,349,133	14	1,298,973	13	1,185,662	12
Logistics, Services & Others	1,051,712	11	1,016,599	10	1,027,699	10
Financial Services	2,114,367	21	1,932,459	19	2,062,921	21

Subtotal	9,872,429	100%	10,272,835	100%	9,907,743	100%

Eliminations and Corporate Items	43,225		(93,446)		(317,421)

Total	9,915,654		10,179,389		9,590,322

	Year ended March 31,
	2002		2003		2004
	(Millions of yen, except percentage data)
Depreciation & Amortization
Information & Telecommunication Systems	105,716	18%	106,958	19%	150,406	28%
Electronic Devices	168,706	28	120,911	22	55,773	10
Power & Industrial Systems	70,236	12	77,697	14	83,608	15
Digital Media & Consumer Products	46,419	8	43,083	8	40,037	7
High Functional Materials & Components	83,573	14	75,833	13	69,806	13
Logistics, Services & Others	40,058	7	32,700	6	30,545	6
Financial Services	79,124	13	102,468	18	113,268	21

Subtotal	593,832	100%	559,650	100%	543,443	100%

Eliminations and Corporate Items	4,796		6,719		10,171

Total	598,628		566,369		553,614

Tangible & Intangible Asset Increase
Information & Telecommunication Systems	137,802	13%	203,380	18%	167,928	16%
Electronic Devices	125,373	12	107,373	9	42,292	4
Power & Industrial Systems	85,936	8	94,920	8	83,170	8
Digital Media & Consumer Products	40,871	4	37,074	3	34,276	3
High Functional Materials & Components	85,112	8	64,511	6	65,636	6
Logistics, Services & Others	44,823	4	35,498	3	35,599	4
Financial Services	551,017	51	608,434	53	606,650	59

Subtotal	1,070,934	100%	1,151,190	100%	1,035,551	100%

Eliminations and Corporate Items	(57,436)		(65,483)		(20,302)

Total	1,013,498		1,085,707		1,015,249

Geographic segment

	Year ended March 31,
	2002		2003		2004
	(Millions of yen, except percentage data)
Revenues
Japan
Outside customer sales	6,134,554	66%	6,290,654	65%	6,364,411	64%
Intersegment transactions	892,562	10	1,026,916	11	854,532	9

Total	7,027,116	76	7,317,570	76	7,218,943	73
Asia
Outside customer sales	607,041	6	651,228	7	993,471	10
Intersegment transactions	349,337	4	351,006	3	312,153	3

Total	956,378	10	1,002,234	10	1,305,624	13
North America
Outside customer sales	830,959	9	802,582	8	784,782	8
Intersegment transactions	45,382	0	38,753	1	25,894	0

Total	876,341	9	841,335	9	810,676	8
Europe
Outside customer sales	364,840	4	379,615	4	404,278	4
Intersegment transactions	32,268	0	28,382	0	32,949	1

Total	397,108	4	407,997	4	437,227	5
Other Areas
Outside customer sales	56,390	1	67,673	1	85,508	1
Intersegment transactions	2,359	0	2,645	0	2,655	0

Total	58,749	1	70,318	1	88,163	1

Subtotal	9,315,692	100%	9,639,454	100%	9,860,633	100%

Eliminations and Corporate Items	(1,321,908)		(1,447,702)		(1,228,183)

Total	7,993,784		8,191,752		8,632,450

	Year ended March 31,
	2002		2003		2004
	(Millions of yen, except percentage data)
Operating Income (Loss)
Japan	(70,420)	—%	155,684	82%	177,102	77%
Asia	(5,090)	—	18,357	10	33,363	15
North America	(21,053)	—	6,336	3	4,733	2
Europe	4,007	—	6,720	4	10,512	5
Other Areas	1,842	—	2,097	1	3,245	1

Subtotal	(90,714)	—%	189,194	100%	228,955	100%

Eliminations and Corporate Items	(26,701)		(36,227)		(44,092)

Total	(117,415)		152,967		184,863

Segment Assets
Japan	7,685,632	82%	7,935,395	81%	7,706,490	82%
Asia	624,864	7	731,108	7	669,146	7
North America	603,980	6	592,530	6	496,116	5
Europe	434,239	5	502,446	5	516,818	5
Other Areas	39,492	0	55,824	1	63,238	1

Subtotal	9,388,207	100%	9,817,303	100%	9,451,808	100%

Eliminations and Corporate Items	527,447		362,086		138,514

Total	9,915,654		10,179,389		9,590,322

Revenues by market

	Year ended March 31,
	2002		2003		2004
	(Millions of yen, except percentage data)
Domestic revenues	5,444,662	68%	5,546,543	68%	5,654,856	66%
Overseas revenues
Asia	896,050	11	1,017,439	12	1,212,844	14
North America	930,629	12	890,684	11	873,243	10
Europe	513,310	6	537,029	7	655,824	7
Other Areas	209,133	3	200,057	2	235,683	3
Subtotal	2,549,122	32	2,645,209	32	2,977,594	34

Total	7,993,784	100%	8,191,752	100%	8,632,450	100%

Notes:

1.	Revenues by industry and geographic segments include intersegment transactions.

2.	Geographic segments are based on the location of Hitachi’s facilities where products or services are produced.

3.	Figures for revenues by market are based on the locations of the customer to whom Hitachi’s products or services are sold.

4.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” are included as part of operating income (loss). See notes 17, 18 and 19 to the consolidated financial statements.

Description of Industry Segments

Hitachi divides its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method.

Information & Telecommunication Systems

Products and services provided by Hitachi in this segment include systems integration, computer hardware, software and telecommunications equipment and components. This segment groups products with many common technological aspects, facilitating operations management.

Hitachi’s computer business consists of hardware products, software and services business. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, disk array subsystems, hard disk drives, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business in which customized solutions are developed and offered to customers with Hitachi’s hardware and software products, as well as other venders’ products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications equipment and components such as switches and fiber optic components, which are delivered to customers in data and telecommunication industries.

The computer industry is extremely competitive. The speed of technology development in both hardware and software is very fast, and failure or delay to introduce the products or services that incorporate the latest technology would materially diminish Hitachi’s market presence. Customers are highly sensitive to the cost effectiveness of their investments in information technology, which leads to intense price competition particularly in hardware products.

Hitachi designated the outsourcing, storage solutions and hard disk drive businesses as target businesses within the Information & Telecommunication Systems segment.

Hitachi is expanding its outsourcing business in response to demands from companies that want to outsource their information systems to concentrate resources on core competence. The outsourcing business includes data center outsourcing and strategic outsourcing. Data center outsourcing entails the monitoring, operation and maintenance of information systems on behalf of clients, and the hosting of servers and networks under tightly controlled security environments. Strategic outsourcing provides comprehensive support for customers’ information systems, ranging from consulting to systems design, construction, operation and maintenance. As necessary, Hitachi establishes joint venture companies with clients to conduct strategic outsourcing.

In the storage solutions business, Hitachi is seeking to expand its business by enhancing the high-performance functions of disk array subsystems and storage management software and deepening strategic alliances with overseas partners. In fiscal 2003, the Company and Hewlett-Packard Company extended the joint technology agreement and original equipment manufacturer relationship for high-end disk arrays through 2008. In addition, the Company and one of its subsidiaries extended the agreement with Sun Microsystems, Inc. through 2006 in the area of storage systems including distribution of products and collaboration for marketing, sales support, services and joint customer support centers.

In the hard disk drive business, the Company acquired the hard disk drive operations of IBM Corporation in December 2002 and later integrated them with its operations. The Company seeks to strengthen its hard disk drive operations in a highly competitive market by combining the recorded R&D capabilities of Hitachi and IBM Corporation, expanding its product line-up, increasing production capacity and enhancing its global sales and support network.

In fiscal 2003, this segment accounted for 23% of total revenues before eliminations and recorded operating income of ¥69,932 million.

Electronic Devices

The Electronic Devices segment provides liquid crystal displays, or LCDs, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. A significant portion of Hitachi’s semiconductor business was transferred to Renesas in fiscal 2003 and that portion was not included in this segment for fiscal 2003.

Due to the severe business environment, Hitachi realigned its semiconductor operations in recent years. In December 1999, the Company, together with NEC Corporation, established a joint-venture company called Elpida Memory, Inc., an equity-method affiliate of the Company. Elpida Memory, Inc. has an integrated DRAM business including development, marketing and manufacturing. On April 1, 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, jointly owned by the Company and Mitsubishi Electric. The Company believes this transfer will improve the competitiveness of its semiconductor operations through more flexible management and realizing synergies between the technologies of the Company and Mitsubishi Electric. Renesas is accounted for under the equity method.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. In light of the difficult business conditions, Hitachi restructured its display business, including withdrawal from cathode ray tubes for PC monitors and cathode ray tubes for direct view color televisions in North America in fiscal 2001, in order to concentrate its resources on its flat panel display operations. In an effort to improve profitability, Hitachi has changed its product mix, shifting its focus from LCDs for notebook PCs to small and medium-sized LCDs, particularly for mobile phones, and LCDs for flat screen televisions.

Hitachi designated the medical electronics equipment and semiconductor/LCD manufacturing and inspection equipment businesses as target businesses within the Electronic Devices segment. Hitachi seeks to strengthen these businesses by allocating resources to them.

In fiscal 2003, this segment accounted for 13% of total revenues before eliminations and recorded operating income of ¥30,424 million.

Power & Industrial Systems

In this segment, Hitachi offers power plants, industrial machinery, construction machinery, automotive products, transportation equipment and other products and related services for power utilities and industry.

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

Hitachi designated the automotive products business as a target business in this segment. In connection with this focus on the automotive products business, on May 25, 2004, the Company entered into a merger agreement with its equity-method affiliate, TOKICO LTD., and its subsidiary, Hitachi Unisia Automotive, Ltd. Pursuant to this agreement, the Company will merge these two companies into itself on October 1, 2004. The Company believes that this transaction will strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi’s diverse fields of operation, especially from the technologies of information systems and electronics field.

In fiscal 2003, this segment accounted for 22% of total revenues before eliminations and recorded operating income of ¥33,933 million.

Digital Media & Consumer Products

In this segment, Hitachi manufactures and sells products in two main categories: digital media products and consumer products. The former includes optical disk drives, televisions, mobile phones and LCD projectors, while the latter comprises room air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

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

On April 1, 2002, the consumer products operation of the Company was separated and integrated with related subsidiaries of the Company to form Hitachi Home & Life Solutions, Inc. for the purpose of enabling the consumer products business to be managed with more speed and flexibility. In addition, Hitachi has implemented structural reforms centered on reducing fixed costs. The initiatives included a reduction in the workforce in Japan accompanied by an expansion of production overseas.

In fiscal 2003, this segment accounted for 12% of total revenues before eliminations and recorded operating income of ¥6,951 million.

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

As more products in this segment become more closely dependent upon and driven by capabilities in electronics technology, Hitachi’s strength in electronics technology is expected to provide Hitachi with an advantage in introducing new products with such technology. Since the portion of materials and components used for semiconductors, liquid crystal displays, mobile phones and other IT-related products has increased in recent years, the business results have been significantly affected by the business climate of IT industry.

In April 2004, the magnetic materials business of Hitachi Metals, Ltd., a subsidiary of the Company, was combined with Sumitomo Special Metals Co., Ltd. to form a new company, NEOMAX Co., Ltd. The new company became a subsidiary of the Company as a result of the transaction.

In fiscal 2003, this segment accounted for 13% of total revenues before eliminations and recorded operating income of ¥46,767 million.

Logistics, Services & Others

This segment includes various businesses not covered by other segments, primarily consisting of sales from general trading, transportation and property management services conducted by consolidated subsidiaries of the Company. Hitachi has set up sales subsidiaries by region and by product. Hitachi also has many subsidiaries that were established to offer various services related to Hitachi’s business operations internally, such as printing and food services.

In fiscal 2003, this segment accounted for 12% of total revenues before eliminations and recorded operating income of ¥533 million.

Financial Services

Financial services originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization and outsourcing services.

In fiscal 2003, this segment accounted for 5% of total revenues before eliminations and recorded operating income of ¥22,388 million.

Competition

Hitachi is subject to intense competition in each of its businesses. Among its major competitors are some of the top-ranking industrial companies in Japan, U.S., Europe and Asia. Depending on the nature of the business, the competition is marked by rapid progress in technology or the need to reduce costs to meet customer requirements. In addition, Hitachi is facing more competition against companies that focus exclusively on specific market segments. See “Description of Industry Segments” in this Item for details of competition in each segment.

Seasonality

Hitachi’s revenues in the fourth quarter ending March 31 tend to be higher than those in other quarters due in part to the purchase customs of governmental agencies in Japan.

Sources of Supply

Hitachi purchases a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. In general, Hitachi is not dependent on any single source of supply for its raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Hitachi uses in its manufacturing processes, Hitachi monitors the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw material, parts or components that are likely to materially affect Hitachi’s business. Prices of certain raw materials, parts and components, such as petroleum products, copper, aluminum and semiconductor memories, that Hitachi purchases are volatile. Recent increases in prices of petroleum and other materials, such as steel and synthetic resins, may increase Hitachi’s production costs, which would adversely affect its results of operations.

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

Government Regulations

Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

C. Organizational Structure

The table below shows major subsidiaries of the Company as of March 31, 2004.

Name of company	Country of incorporation	Ownership percentage of voting rights
Information & Telecommunication Systems
Hitachi Communication Technologies, Ltd.	Japan	100.0%
Hitachi Electronics Services Co., Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	50.8
Hitachi Software Engineering Co., Ltd.	Japan	51.9
Hitachi Systems & Services, Ltd.	Japan	63.2
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Holding Corp.	U.S.A.	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0

Electronic Devices
Hitachi Displays, Ltd.	Japan	100.0%
Hitachi High-Technologies Corporation	Japan	55.4
Hitachi Medical Corporation	Japan	63.3
Hitachi Electronic Devices (USA), Inc.	U.S.A.	100.0
Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.	Singapore	100.0

Power & Industrial Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Hitachi Air Conditioning Systems Co., Ltd.	Japan	100.0
Hitachi Building Systems Co., Ltd.	Japan	100.0
Hitachi Construction Machinery Co., Ltd.	Japan	51.8
Hitachi Engineering Co., Ltd.	Japan	100.0
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Industries Co., Ltd.	Japan	100.0
Hitachi Kiden Kogyo, Ltd.	Japan	54.9
Hitachi Plant Engineering & Construction Co., Ltd.	Japan	56.7
Hitachi Unisia Automotive, Ltd.	Japan	100.0
Hitachi Via Mechanics, Ltd.	Japan	100.0
Japan Servo Co., Ltd.	Japan	57.8
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0
Taiwan Hitachi Co., Ltd.	Taiwan	61.5

Digital Media & Consumer Products
Hitachi Home & Life Solutions, Inc.	Japan	100.0%
Hitachi Maxell, Ltd.	Japan	52.1
Hitachi Media Electronics Co., Ltd.	Japan	100.0

Name of company	Country of incorporation	Ownership percentage of voting rights
Hitachi Home Electronics (America), Inc.	U.S.A.	100.0
Shanghai Hitachi Household Appliances Co., Ltd.	China	60.0

High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	52.7%
Hitachi Chemical Co., Ltd.	Japan	51.7
Hitachi Metals, Ltd.	Japan	55.6

Logistics, Services & Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life Corporation	Japan	100.0
Hitachi Mobile Co., Ltd.	Japan	64.8
Hitachi Transport System, Ltd.	Japan	59.4
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi China Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Financial Services
Hitachi Capital Corporation	Japan	58.8%
Hitachi Insurance Services, Ltd.	Japan	100.0

D. Property, Plants and Equipment

In terms of value, Hitachi owns a significant portion of the land, plants, offices and other fixed assets necessary to conduct its business and a significant portion of Hitachi’s land, plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs. Certain of Hitachi’s properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans and bonds as of March 31, 2004 was ¥22,777 million.

The following table describes the name of the Company office, division, group, center, etc. or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2004. Hitachi believes the following offices, divisions, groups, centers, etc. and subsidiaries comprise its major lines of business.

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
The Company:
Thermal & Hydroelectric Systems Division, etc.	Ibaraki	3,838	Power generating equipment, turbines
Sales Offices	Osaka, etc.	199	—
Research & Development Group	Tokyo, etc.	922	—
Head Office	Tokyo	857	—
Digital Media Division	Kanagawa	951	Plasma televisions, LCD projectors
Device Development Center	Tokyo	67	Semiconductors
Enterprise Server Division	Kanagawa	203	Mainframes
Automotive Systems	Ibaraki	609	Automotive products
Transportation Systems Division, etc.	Yamaguchi	704	Railway vehicles, industrial plants
Urban Planning and Development Systems	Ibaraki	551	Elevators, escalators

Subsidiaries:
Hitachi Displays, Ltd.	Chiba	500	Liquid crystal displays

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki, etc.	1,029	Electronic materials and components
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,108	Special steels
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	313	Magnetic recording media
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	161	—
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki, etc.	5,471	Hydraulic excavators
Tsuchiura Works, Hitachi Cable, Ltd.	Ibaraki	562	Electronic materials and components
Densen Works, Hitachi Cable, Ltd.	Ibaraki	119	Electronic materials and components
Yamasaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	750	Electronic materials and components

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California U.S.A., etc.	1,829	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,832	Automotive components
Hitachi Consumer Products (Thailand), Ltd.	Thailand	189	Refrigerators

For information on Hitachi’s plan for capital investment for fiscal 2004, see “A. History and Development of the Company” in this Item.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Hitachi provides highly diversified products and services and conducts business throughout the world. Hitachi’s results of operations therefore are affected by various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in Hitachi’s main market sectors.

In fiscal 2003, the Japanese economy was buoyed by an increase in private-sector plant and equipment investment and firm consumer spending. Japan’s GDP declined by 1.2% in fiscal 2001 and grew 1.1% in fiscal 2002 and 3.3% in fiscal 2003.

Outside Japan, in fiscal 2003, the economic environment was marked by the firm economic recovery in the United States and Asia and the gradual pace of the economic recovery in Europe.

Overseas revenues, a significant part of which are denominated in U.S. dollars, were 32% of total revenues in fiscal 2001 and 2002 and 34% of total revenues in fiscal 2003. Since Hitachi conducts business in many foreign countries, a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports raw materials in local currencies, principally the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. The Japanese yen on average weakened against the U.S. dollar during fiscal 2001 and strengthened against the U.S. dollar during fiscal 2002 and 2003, each as compared with the preceding fiscal year. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi expects to finance foreign currency investments by such foreign currency it has on hand. When the amount on hand is insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

The business circumstances surrounding Hitachi have been increasingly challenging. Some of its businesses are in stagnant industries. In addition, globalization of markets and commoditization of electronic products is continuing to intensify price competition in the business sectors in which Hitachi is engaged. However, Hitachi’s ability to close or sell unprofitable businesses may be limited, including due to a lack of demand in the M&A market for such businesses and the importance of preserving customer goodwill. A large portion of Hitachi’s manufacturing is done domestically, which means that a strengthening of the yen reduces Hitachi’s cost competitiveness. Hitachi is responding to these circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic allocation of its manufacturing facilities.

In the face of the increasingly difficult business environment due primarily to global economic slowdowns and worldwide decline in demand for IT-related products, during fiscal 2001, Hitachi implemented management measures to raise management efficiency and strengthen competitiveness. The measures include withdrawal from unprofitable businesses such as cathode ray tubes for PC monitors, the reorganization and streamlining of production bases and facilities for semiconductors and digital media products operations, and the introduction of an early retirement benefits program. In addition, Hitachi has accelerated the pace of certain corporate projects, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. For a description of the charges associated with the restructuring measures, see “Restructuring.”

In January 2003, Hitachi launched a new medium-term management plan defining the direction and goals of its businesses through the fiscal year ending March 31, 2006. The plan includes, among other things, a realignment of Hitachi’s business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. Hitachi uses an economic value-added evaluation index based on cost of capital to make decisions with respect to exiting businesses, strengthening focus on targeted businesses and creating or incubating new businesses. The businesses on which Hitachi plans to increase focus include its storage solutions business, hard disk drive business and automotive products business. In addition, under the plan, Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. Hitachi also expects under the plan to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See “Item 4. Information on the Company — A. History and Development of the Company” and “Item 6. Directors, Senior Management and Employees.”

In December 2002, the Company acquired the hard disk drive operations of IBM Corporation and later integrated them with its operations, to strengthen hard disk drive operations in a highly competitive market by accessing to the combined R&D capabilities of Hitachi and IBM Corporation, expanding product line-up, increasing production capacity and enhancing global sales and support network. In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi Electric to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi Electric. The new company, Renesas, is accounted for under the equity method by the Company. Consequently, the revenues of such semiconductor operations, included in Hitachi’s consolidated statement of operations in fiscal 2002, are being excluded in fiscal 2003. In July and August 2003, Hitachi sold most of its shares of Nitto Denko Corporation, or Nitto Denko, which was accounted for under the equity method by the Company, for approximately ¥140 billion. As a result, Nitto Denko is no longer an equity-method affiliate. The proceeds of such sales are expected to be used to secure funding for Hitachi’s increasing focus on targeted businesses.

Hitachi’s total revenues decreased 5% in fiscal 2001 and rose 2% in fiscal 2002 and 5% in fiscal 2003 on a year-on-year basis, respectively. Hitachi posted a net loss of ¥483,837 million in fiscal 2001, net income of ¥27,867 million in fiscal 2002 and net income of ¥15,876 million in fiscal 2003.

The analysis of revenues by industry and geographic segment and description of restructuring measures by industry segment mentioned below are based on the segmentation presented in “Item 4. Information on the Company — B. Business Overview — Segment Information.” Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations. Revenues by segment include intersegment transactions which Hitachi adjusts for in calculating total revenues.

Restructuring

The table below shows restructuring charges by major industry segment for fiscal 2001, 2002 and 2003.

	Fiscal 2001	Fiscal 2002	Fiscal 2003
	(Millions of yen)
Information & Telecommunication Systems	63,790	—	—
Electronic Devices	82,718	—	—
Power & Industrial Systems	53,833	—	1,414
Digital Media & Consumer Products	39,245	—	17,760
High Functional Materials & Components	25,693	—	9,439
Others	22,817	—	—

Total restructuring charges	288,096	—	28,613

Fiscal 2003 restructuring

For fiscal 2003, Hitachi recorded restructuring charges of ¥28,613 million, associated with restructuring measures in Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components. The restructuring charge included special termination benefits of ¥18,155 million for 2,143 employees. Payments of ¥17,247 million were made in fiscal 2003 and special termination benefits of ¥908 million were accrued as of March 31, 2004. The accrued amount is expected to be paid in the fiscal year ending March 31, 2005.

In Power & Industrial Systems, restructuring charges of ¥1,414 million were incurred for special termination benefits for employees of the domestic subsidiaries conducting plant engineering and construction businesses in an effort to increase profitability by reducing fixed costs. Digital Media & Consumer Products recorded restructuring charges of ¥17,760 million, consisting of special termination benefits in the amount of ¥14,394 million and a loss primarily on disposal of fixed assets in the amount of ¥3,366 million. The restructuring measures in this segment were implemented primarily by domestic subsidiaries conducting home appliances business in response to the severe business environment due to intensified competition and declines in prices. These measures included introduction of an early retirement benefits program and reorganization of production bases for home appliances. High Functional Materials & Components recorded restructuring charges of ¥9,439 million, consisting of a loss on disposal of fixed assets in the amount of ¥7,092 million and special termination benefits in the amount of ¥2,347 million. The restructuring measures in this segment were associated primarily with semiconductor packaging materials operations, including introduction of an early retirement benefits program and termination of certain operations.

Fiscal 2002 restructuring

For fiscal 2002, Hitachi did not record any restructuring charges.

Fiscal 2001 restructuring

In the face of an increasingly difficult business environment due primarily to global economic slowdowns and a worldwide decline in demand for IT-related products in fiscal 2001, Hitachi implemented restructuring measures to reduce its cost structure and to focus on its strategic businesses, primarily by reducing its work force and withdrawing from unprofitable businesses.

In fiscal 2001, Hitachi recorded restructuring charges of ¥288,096 million in connection with the restructuring measures. The restructuring charges included a cost of ¥185,105 million primarily for special termination benefits for 22,422 employees under the early retirement benefits program introduced by the Company and certain of its subsidiaries. Payments of ¥73,252 million were made in fiscal 2001 and special termination benefits accrual of ¥114,266 million as of March 31, 2002, which was related to the voluntary termination of 10,077 employees, was paid in fiscal 2002. In addition, the restructuring charges included a loss on fixed assets in the amount of ¥51,316 million, a loss on disposal of inventories in the amount of ¥19,451 million, and lease termination and business partner compensation of ¥11,487 million. Details of the restructuring measures are as follows.

In fiscal 2001, Information & Telecommunication Systems incurred restructuring charges of ¥63,790 million, including a cost of ¥45,294 million primarily for special termination benefits. In March 2002, Hitachi decided to exit the telecommunications equipment business in North America, except for the related after-sale-services, due to the significant downturn in the market and the bankruptcy of a major customer. This exit was accomplished by March 2002. In this connection, the Company and certain subsidiaries disposed of inventories and fixed assets. Charges in connection with the restructuring amounted to ¥23,369 million, including an accrual of ¥9,342 million mainly for special termination benefits. The liabilities for the special termination benefits were paid by March 2003. Sales in this business line were approximately ¥30 billion and operating income was negative. Restructuring measures relating to the telecommunications equipment business were expected to decrease personnel, depreciation and other costs by approximately ¥7 billion. Hitachi believes that it realized substantially such effect in fiscal 2002.

In fiscal 2001, Electronic Devices recorded restructuring charges of ¥82,718 million, including a cost of ¥46,301 million primarily for special termination benefits. Restructuring measures in this segment included withdrawal from the cathode ray tubes business and realignment of the semiconductor business. In July 2001, due to intense competition and general overcapacity in the market, Hitachi decided to shut down several plants and production lines of PC monitors in Japan, Singapore and Malaysia, and a direct view color television product line in the United States. Consequently, the Company and certain subsidiaries disposed of inventories and fixed assets. Charges in connection with the restructuring amounted to ¥30,412 million, including an accrual of ¥13,921 million for special termination benefits and ¥4,851 million mainly for cancellation penalties. The liabilities for special termination benefits were paid by March 2003 and the remaining liabilities were substantially paid by March 2002. Sales in this business line were approximately ¥80 billion and operating income was negative in fiscal 2001. Restructuring measures related to the cathode ray tubes business were expected to decrease costs by approximately ¥21 billion. Hitachi believes that it realized substantially such effect in fiscal 2002.

In October 2001, Hitachi also decided to realign its semiconductor business by reorganizing its semiconductor product lines and facilities primarily in Japan. This realignment was in response to a sharp decline in prices of semiconductor products and general overcapacity in the market, which was primarily due to a decline in demand for semiconductor products used in PCs and mobile communications equipment. With respect to front-end manufacturing processing, production of semiconductor products on older lines with low utilization rates was transferred to new lines in order to optimize utilization of certain lines. As a result, the number of active lines was reduced from 19 to 15 by March 2002, and from 15 to 13 by December 2002. Also, reorganization and consolidation of back-end production bases reduced the number of bases from 13 to 11 by March 2002, and from 11 to 9 by March 2003. The associated restructuring charges in fiscal 2001 amounted to ¥45,510 million, including accrual of ¥37,156 million. The liabilities for special termination benefits in the amount of ¥28,479 million were paid out by March 2003, and the liabilities in the amount of ¥8,677 million incurred mainly for removal costs were substantially paid by March 2002. These restructuring measures were expected to decrease costs by approximately ¥23 billion. Hitachi believes that it realized substantially all of such effect in fiscal 2002.

Power & Industrial Systems recorded restructuring charges of ¥53,833 million, including a cost of ¥49,723 million primarily for special termination benefits for employees of the Company and its domestic subsidiaries. The restructuring measures were implemented in an effort to increase profitability by reducing fixed costs.

Digital Media & Consumer Products recorded restructuring charges of ¥39,245 million, including a cost of ¥21,510 million primarily for special termination benefits. Affected by the slowdown of the global economy, prices of color televisions declined due to increased competition. Against this backdrop, Hitachi sought to strengthen competitiveness of its TV operations on a global scale by consolidating its manufacturing operations and streamlining sales channels. As part of its restructuring of digital media and consumer products operations in the Asian region, Hitachi decided to transfer its product management, R&D capabilities, manufacturing of color televisions and production of vacuum cleaners in Singapore to certain subsidiaries in China, Indonesia and Thailand. In addition, Hitachi decided to liquidate a sales and manufacturing subsidiary in the U.K. and reorganized sales channels in Europe in February 2002. Hitachi disposed of inventories and fixed assets in the process of implementing its restructuring measures. The charges in connection with such restructuring amounted to ¥9,581 million. The liabilities for special termination benefits in the amount of ¥3,634 million were paid by March 2002 and the liabilities for lease termination and others amounted to ¥2,719 million, which were substantially paid by March 2002. Sales in this business line were approximately ¥57 billion and operating income was almost breakeven in fiscal 2001. These restructuring measures were expected to decrease costs for personnel and depreciation by approximately ¥50 billion for the following fiscal year. Hitachi believes it realized substantially such effect for fiscal 2002.

High Functional Materials & Components recorded restructuring charges of ¥25,693 million, including a cost of ¥11,613 million primarily for special termination benefits. Other restructuring charges were primarily related to the disposal of fixed assets due to weak demand for IT-related products, particularly for mobile phone related parts. Restructuring measures in this segment involved streamlining the product lines mainly in Japan, and shutting down manufacturing plants in Malaysia and Japan. The charges in connection with such restructuring amounted to ¥23,474 million, and liabilities in the amount of ¥11,940 million were accrued mainly for special termination benefits. The liabilities were paid by March 2003. These measures were expected to decrease costs by approximately ¥16 billion for the following fiscal year, and Hitachi believes that it realized substantially such effect in fiscal 2002.

Other segments incurred restructuring charges of ¥22,817 million, including a cost of ¥10,664 million primarily for special termination benefits.

In addition to the restructuring charges above, ¥46,115 million of impairment losses for long-lived assets, of which ¥37,442 million were related to the semiconductor and display operations, were recognized.

Fiscal 2003 Compared with Fiscal 2002

Summarized results of operations for fiscal 2003 and fiscal 2002 are shown below.

	Fiscal 2002	Fiscal 2003	Percent change
	(Millions of yen, except percentage data)
Total revenues	8,191,752	8,632,450	+5%
Income before income taxes and minority interests	96,828	237,149	+145%
Income before minority interests	44,166	38,494	-13%
Net income	27,867	15,876	-43%

Hitachi’s total revenues in fiscal 2003 were ¥8,632,450 million, an increase of 5% from the preceding fiscal year. Overseas revenues increased 13% over the same period, to ¥2,977,594 million.

Revenues in Information & Telecommunication Systems rose 22%, to ¥2,314,552 million, in fiscal 2003 compared to the preceding fiscal year, due primarily to three factors. First, sales of hard disk drives increased due primarily to the acquisition of the hard disk drives operations of IBM Corporation. Second, sales of Hitachi’s services business increased due to growth in its outsourcing business related to information systems and in its services for automatic teller machine-related systems for financial institutions. In addition, sales of telecommunications equipment increased in part due to growth in sales of base stations for data communication systems for third-generation mobile phones in the Japanese market. Increased sales of these products and services, however, were partially offset by a decrease in sales of software due primarily to falling prices and lower sales of platform software for mainframes and a decrease in sales of disk array subsystems due to sluggish demand in the Japanese market.

Revenues in Electronic Devices decreased 16%, to ¥1,312,380 million, in fiscal 2003 compared to the preceding fiscal year due primarily to the transfer of the semiconductor operations centered in system LSIs to an equity-method affiliate, Renesas, in April 2003. The decrease in sales from these operations was partially offset by an increase in sales of small and medium-sized LCDs due primarily to an expansion in demand for mobile phones with higher resolution color displays, large-sized LCDs due primarily to the start of production of LCDs for flat screen televisions, and semiconductor manufacturing and inspection equipment due primarily to increased demand.

Revenues in Power & Industrial Systems amounted to ¥2,297,913 million in fiscal 2003, approximately the same as the preceding fiscal year. Increased sales of construction machinery due primarily to vigorous demand in overseas markets, notably China and Europe, and automotive products due primarily to strong demand of automobile companies were partially offset by a decrease in sales of power systems due primarily to curbs on capital expenditures at electric power companies and industrial equipment due to sluggish plant and equipment investment in this field.

Revenues in Digital Media & Consumer Products increased 2%, to ¥1,226,955 million, from the preceding fiscal year due primarily to an increase in sales of plasma televisions, mobile phones and recordable DVDs due primarily to growth in demand for such products, partially offset by a decrease in sales of air conditioners due to weak demand in the Japanese market.

Revenues in High Functional Materials & Components increased 4%, ¥1,297,085 million, in fiscal 2003 compared to the preceding fiscal year due in part to an increase in sales of materials and components for semiconductors and LCDs. Increased demand for such products reflected growth in demand for PCs and mobile phones. Increased segment revenues also reflected increased sales of metal products and casting components for automobiles due primarily to increased demand of automobile companies.

Revenues in Logistics, Services & Others decreased 13%, to ¥1,256,266 million, in fiscal 2003 compared to the preceding fiscal year due primarily to the transfer of sales operations of semiconductors to affiliated companies, partially offset by an increase in sales of the logistics business.

Revenues in Financial Services decreased 5%, to ¥550,982 million, in fiscal 2003 compared to the preceding fiscal year due primarily to a decline in volumes of automobile loans to individuals as a result of the shift in focus from automobile loans to leasing.

An analysis by geographic segment shows that revenues of the Company and its consolidated subsidiaries located in Japan decreased 1%, to ¥7,218,943 million, in fiscal 2003 compared to the preceding fiscal year due primarily to the transfer of the semiconductor operations centered in system LSIs to Renesas and a decline in sales of power systems and industrial equipment, partially offset by an increase in sales of outsourcing business in the information systems area and an increase in sales of LCDs.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) rose 30%, to ¥1,305,624 million, in fiscal 2003 compared to the preceding fiscal year due primarily to an increase in sales of hard disk drives due mainly to the acquisition of the hard disk drives operations of IBM Corporation and construction machinery due to vigorous demand, partially offset by the transfer of the semiconductor operations centered in system LSIs.

Revenues of consolidated subsidiaries of the Company located in North America declined 4%, to ¥810,676 million, in fiscal 2003 compared to the preceding fiscal year due primarily to the transfer of the semiconductor operations centered in system LSIs and a decrease in sales of power generation equipment, partially offset by an increase in sales of hard disk drives due primarily to the acquisition of such operations.

Revenues of consolidated subsidiaries of the Company located in Europe increased 7%, to ¥437,227 million, in fiscal 2003 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery and hard disk drives.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 25%, to ¥88,163 million, in fiscal 2003 compared to the preceding fiscal year.

Hitachi’s cost of sales during fiscal 2003 increased 8%, to ¥6,710,154 million, in fiscal 2003 compared to the preceding fiscal year, and the ratio of cost of sales to total revenues increased 2% in fiscal 2003 compared to the preceding fiscal year, to 78%. Selling, general and administrative expenses declined 3%, to ¥1,737,433 million, in fiscal 2003 compared to the preceding fiscal year, and the ratio of selling, general and administrative expenses to total revenues also decreased 2% in fiscal 2003 compared to the preceding fiscal year, to 20%.

In fiscal 2003, Hitachi recorded impairment losses for long-lived assets in the amount of ¥26,085 million. The impairment losses were recorded on long-lived property, plant and equipment in Japan, ¥13,391 million of which was recorded in the Corporate Division and ¥8,175 million of which was recorded in Information & Telecommunication Systems, due in part to a change in the manner the assets are used.

In fiscal 2003, Hitachi recorded restructuring charges of ¥28,613 million, associated with the restructuring measures in Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components. For further details, see “Restructuring” in this Item.

Interest income declined 10% in fiscal 2003 compared to the preceding fiscal year, to ¥12,808 million. Dividends income decreased 29% in fiscal 2003 compared to the preceding fiscal year, to ¥6,352 million. Other income increased significantly, to ¥142,010 million, in fiscal 2003 compared to ¥23,658 million in the preceding fiscal year due primarily to two factors. First, net gain on securities in fiscal 2003 amounted to ¥130,175 million, compared to a net loss on securities of ¥660 million in the preceding fiscal year, due primarily to the sale of shares of Nitto Denko. Second, equity in earnings of affiliated companies in fiscal 2003 amounted to net gain of ¥10,120 million, compared to a net loss of ¥15,803 million in the preceding fiscal year, due in part to an improvement in results of an affiliate engaged in the production of plasma display panels.

Interest charges declined 10% in fiscal 2003 compared to the preceding fiscal year, to ¥30,855 million, due in part to a decrease in interest-bearing debt. Other deductions declined 61%, to ¥23,331 million, in fiscal 2003 compared to the preceding fiscal year due primarily to declines in net periodic benefit costs and in net losses in equity in earnings of affiliates. There were no corresponding entries in fiscal 2003 for the following items which were each recorded in fiscal 2002: (i) a net benefit cost of ¥24,857 million resulting from the remeasurement of the substitutional portion of the benefit obligation upon the adoption of Emerging Issues Task Force, or EITF, Issue No. 03-2, and (ii) a net loss of ¥15,803 million in equity in earnings of affiliated companies. Other deductions include a foreign exchange loss of ¥17,484 million, primarily due to the appreciation of the Japanese yen against the U.S. dollar during fiscal 2003.

Income before income taxes and minority interests in fiscal 2003 increased 145%, to ¥237,149 million, from the preceding fiscal year due primarily to an increase in the amount of other income.

Income taxes in fiscal 2003 increased, to ¥198,655 million, from ¥52,662 million in the preceding fiscal year due primarily to an increase in income before income taxes and minority interests, an increase in taxes imposed as a result of the sale of shares of an equity-method affiliate and subsidiaries and an increase in change in valuation allowance as a result of a reevaluation of the realizability of deferred tax assets.

Income before minority interests in fiscal 2003 declined 13%, to ¥38,494 million, from the preceding fiscal year due to the increase in income taxes partially offset by the increase in income before income taxes and minority interests.

Minority interests in fiscal 2003 increased 39%, to ¥22,618 million, from the preceding fiscal year due primarily to improvement as a whole in the business results of publicly-held subsidiaries.

As a result of the foregoing, net income in fiscal 2003 declined 43% from the preceding fiscal year, to ¥15,876 million.

Fiscal 2002 Compared with Fiscal 2001

Summarized results of operations for fiscal 2002 and fiscal 2001 are shown below.

	Fiscal 2001	Fiscal 2002	Percent change
	(Millions of yen, except percentage data)
Total revenues	7,993,784	8,191,752	+2%
Income (loss) before income taxes and minority interests	(586,072)	96,828	—
Income (loss) before minority interests	(514,958)	44,166	—
Net income (loss)	(483,837)	27,867	—

Hitachi’s total revenues in fiscal 2002 were ¥8,191,752 million, an increase of 2% from the preceding fiscal year. Overseas revenues increased 4% over the same period, to ¥2,645,209 million.

Revenues in Information & Telecommunication Systems rose 4%, to ¥1,899,651 million, in fiscal 2002 compared to the preceding fiscal year, due primarily to two factors. First, sales of hard disk drives and disk array systems increased, reflecting increased demand from business enterprises. Second, sales of systems integration and other services increased. Increased sales of these products and services, however, were partially offset by a decrease in sales of telecommunications equipment due to weak demand by telecommunications carriers.

Revenues in Electronic Devices rose 6%, to ¥1,570,069 million, in fiscal 2002 compared to the preceding fiscal year due primarily to two factors. First, sales of system LSIs increased, most notably microcontrollers for automotive applications and liquid crystal display drivers for mobile phones. In addition, sales of small and medium-size liquid crystal displays increased due to expansion in demand for mobile phones with color liquid crystal display panels. Increased sales of these products, however, were partially offset by a decline in sales of cathode ray tubes for PC monitors due to Hitachi’s withdrawal from such business.

Revenues in Power & Industrial Systems increased 1%, to ¥2,297,068 million, in fiscal 2002 compared to the preceding fiscal year primarily as a result of an increase in sales of construction machinery, driven by vigorous demand in overseas markets, particularly in China, and automotive products, as a result of the consolidation of UNISIA JECS CORPORATION through an exchange of shares. Increased sales of these products, however, were partially offset by a decrease in sales of industrial equipment due to sluggish private-sector plant and equipment investment in Japan and maintenance services for power plants.

Revenues in Digital Media & Consumer Products rose 3%, to ¥1,205,551 million, in fiscal 2002 compared to the preceding fiscal year due primarily to an increase in sales of optical storage products, plasma display televisions and batteries for mobile phones because of growth in demand for such products. Increased sales of these products, however, were partially offset by a decrease in sales of air conditioners and refrigerators because of a fall in prices for such products.

Revenues in High Functional Materials & Components amounted to ¥1,248,550 million in fiscal 2002, approximately the same as the preceding fiscal year. An increase in sales of materials and components for semiconductors and liquid crystal displays due primarily to steady demand for such products was partially offset by a decline in sales of submarine fiber-optic cables and other cables and wires.

Revenues in Logistics, Services & Others increased 1%, to ¥1,449,594 million, in fiscal 2002 compared to the preceding fiscal year due primarily to an increase in sales of information-related products by overseas trading companies as well as increased sales of logistics services. Increased sales of these products and services, however, were partially offset by the absence of sales from a subsidiary engaged in monorail passenger service operations, since this subsidiary was sold during fiscal 2001.

Revenues in Financial Services increased 2%, to ¥579,267 million, in fiscal 2002 compared to the preceding fiscal year due to inclusion of sales of a leasing company acquired during fiscal 2001 as well as the inclusion of large orders for leased software. These sales were partially offset by the slow pace of the leasing business for corporate clients and stagnant demand for personal financial services.

An analysis by geographic segment shows that revenues of the Company and its consolidated subsidiaries located in Japan rose 4%, to ¥7,317,570 million, in fiscal 2002 compared to the preceding fiscal year due primarily to the firm growth in information systems business, notably systems integration, as well as the rebound of semiconductors.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) rose 5%, to ¥1,002,234 million, from the preceding fiscal year primarily due to an increase in sales of information-related products, notably hard disk drives.

Revenues of consolidated subsidiaries of the Company located in North America declined 4%, to ¥841,335 million, in fiscal 2002 compared to the preceding fiscal year due primarily to a decrease in sales of power generation equipment, partially offset by an increase in sales of storage-related businesses.

Revenues of consolidated subsidiaries of the Company located in Europe increased 3%, to ¥407,997 million, in fiscal 2002 compared to the preceding fiscal year due primarily to an increase in sales of hard disk drives partially offset by a decrease in sales of semiconductors and liquid crystal displays.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 20%, to ¥70,318 million, in fiscal 2002 compared to the preceding fiscal year.

Hitachi’s cost of sales during fiscal 2002 amounted to ¥6,240,493 million, an increase of 1% in fiscal 2002 compared to the preceding fiscal year. The ratio of cost of sales to total revenues decreased 1% in fiscal 2002 compared to the preceding fiscal year, to 76%, due in part to Hitachi’s efforts to reduce materials purchasing costs. Selling, general and administrative expenses declined 7%, to ¥1,798,292 million, in fiscal 2002 compared to the preceding fiscal year due in part to the restructuring measures Hitachi took during the preceding fiscal year to reduce fixed costs. The ratio of selling, general and administrative expenses to total revenues also decreased 2% in fiscal 2002 compared to the preceding fiscal year, to 22%.

In fiscal 2002, Hitachi recorded impairment losses for long-lived assets in the amount of ¥8,474 million, the majority of which were recorded with respect to the Company’s equipment which provides semiconductor product development and design services.

Interest income declined 37% in fiscal 2002 compared to the preceding fiscal year, to ¥14,158 million, due primarily to a decrease in financial assets held by the Company and a decline in U.S. interest rates. Dividends income increased 45% in fiscal 2002 compared to the preceding fiscal year, to ¥8,921 million, mainly because of increased dividend payments by companies in which Hitachi invests, due, in turn, to recovery in business performance of certain of those companies. Other income amounted to ¥23,658 million in fiscal 2002, consisting of net gain on sale and disposal of rental assets and other property, compared to ¥7,424 million in the preceding fiscal year consisting of foreign exchange gain.

Interest charges declined 25% in fiscal 2002 compared to the preceding fiscal year, to ¥34,338 million, due primarily to a decrease in borrowings and a decline in U.S. interest rates. Other deductions declined significantly, to ¥60,064 million in fiscal 2002, from ¥124,655 million in the preceding fiscal year due primarily to a decrease in a net loss on securities from the preceding fiscal year. Hitachi recorded a net periodic benefit cost of ¥24,857 million as other deductions in fiscal 2002 due to its adoption of EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” which provides guidance with respect to accounting for transfer of the substitutional portion of the Employee Pension Fund to the Japanese government. This cost arose from the remeasurement of the substitutional portion of the benefit obligation by the Company and certain subsidiaries in accordance with the EITF. For additional information on the accounting treatment of the transfer of the substitutional portion of the Employee Pension Fund to the Japanese government, see note 11 to the consolidated financial statements. Equity in earnings of affiliated companies included in other deductions reflected a net loss of ¥15,803 million in fiscal 2002, compared to a net loss of ¥35,756 million in the preceding fiscal year, due primarily to the poor results of affiliated companies engaged in the semiconductor memories business. A net loss on securities included in other deductions amounted to ¥660 million in fiscal 2002, compared to a net loss of ¥80,938 million in the preceding fiscal year. In addition, other deductions include a foreign exchange loss of ¥18,262 million in fiscal 2002, due primarily to the appreciation of the Japanese yen against the U.S. dollar in fiscal 2002.

Income before income taxes and minority interests in fiscal 2002 amounted to ¥96,828 million, compared to a loss before income taxes and minority interests of ¥586,072 million in the preceding fiscal year.

Income taxes in fiscal 2002 amounted to an expense of ¥52,662 million, compared to a benefit of ¥71,114 million in the preceding fiscal year. Minority interests in fiscal 2002 amounted to income of ¥16,299 million, which decreased net income by the same amount, compared to a loss of ¥31,121 million in the preceding fiscal year.

Net income in fiscal 2002 was ¥27,867 million, compared to a net loss of ¥483,837 million in the preceding fiscal year.

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2001 to fiscal 2003. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve Hitachi group cash management by centralizing such management among the Company and its overseas financial subsidiaries. Hitachi’s internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both directly from the capital markets and indirectly from Japanese and international commercial banks in response to its capital requirements. Management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets.

In May 2003, the Company issued unsecured debentures in the amount of ¥80,000 million. The debentures mature in ten years and the coupon rate is 0.72%. The procured funds were used primarily for redemption of convertible debentures.

Hitachi relies for its liquidity principally on cash and other working capital as well as issue of debentures, medium term notes and commercial paper, bank loans and other uncommitted sources of financing. While Hitachi maintains backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. At the end of fiscal 2003, the Company maintained commitment line agreements with a number of domestic banks under which the Company may borrow any amount it requires up to a total of ¥143,000 million in order to ensure efficient access to operating funds. These commitment line agreements generally provide for a one-year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of the Company’s subsidiaries also maintain commitment line arrangements. Unused commitment lines for the Company and its subsidiaries totaled to ¥179,143 million as of March 31, 2004. The committed credit arrangements of the Company and its subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

At the end of fiscal 2003, the total of Hitachi’s short-term debt and long-term debt amounted to ¥2,497,565 million, a decrease of ¥343,033 million from at the end of fiscal 2002. The decrease was due chiefly to Hitachi’s efforts to reduce interest-bearing debt through efficient centralized cash management. At the end of fiscal 2003, short-term debt totaled ¥623,816 million, consisting of borrowings mainly from banks and commercial paper, while long-term debt was ¥1,314,102 million, consisting mainly of debentures, convertible debentures, medium term notes and loans principally from banks and insurance companies. At the end of fiscal 2003, current portion of long-term debt totaled ¥559,647 million. A significant portion of Hitachi’s long-term debt bears a fixed rate of interest. Hitachi’s debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi’s use of borrowings. For further details including the maturity and interest rates, see note 10 to the consolidated financial statements.

The Company’s current debt ratings (long-term/short-term) are: A2/P-1 by Moody’s; A-/A-1 by S&P and AA-/a-1+ by R&I. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, a downgrade of its debt ratings is likely to increase the cost of debt finance by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through capital markets.

Transfers of funds from a subsidiary to a parent company in the form of a cash dividend are restricted under the Commercial Code and under regulatory requirements of certain foreign countries in which a subsidiary may be located. Although the Company’s subsidiaries are subject to such restrictions, Hitachi does not expect such restrictions to have a significant impact on the ability of Hitachi to meet its cash obligations.

Management believes that Hitachi’s sources of liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs. Hitachi is seeking to ensure that its level of liquidity and access to capital resources continue to be maintained in order for Hitachi to successfully conduct its future operations in highly competitive markets.

Cash Flows

Summarized cash flows from operating, investing and financing activities for fiscal 2001, 2002 and 2003 are shown below.

	Fiscal 2001	Fiscal 2002	Fiscal 2003
	(Millions of yen)
Net cash provided by operating activities	482,866	646,518	606,543
Net cash used in investing activities	(272,871)	(619,285)	(270,553)
Net cash used in financing activities	(578,112)	(207,170)	(374,435)
Effect of exchange rate changes on cash and cash equivalents	15,888	(21,266)	(25,330)

Net decrease in cash and cash equivalents	(352,229)	(201,203)	(63,775)

Net cash provided by operating activities was ¥606,543 million, ¥646,518 million and ¥482,866 million in fiscal 2003, 2002 and 2001, respectively. The decrease in fiscal 2003 was due primarily to an increase in receivables and inventories, in part as a result of an increase in sales, partially offset by an increase in accrued expenses and retirement and severance benefits. The increase in fiscal 2002 was caused primarily by posting net income compared to a large net loss in the preceding fiscal year. This increase was partially offset by a decrease in accrued expenses and retirement and severance benefits due to special severance payments arising during fiscal 2002 under the early retirement program implemented in the preceding fiscal year.

Net cash used in investing activities was ¥270,553 million, ¥619,285 million and ¥272,871 million in fiscal 2003, 2002 and 2001, respectively. The decrease in fiscal 2003 was due primarily to an increase in proceeds from sale of investments and subsidiaries’ common stock arising primarily from the sale of shares of Nitto Denko, an equity-method affiliate, and a decrease in purchase of investments and subsidiaries’ common stock. The increase in fiscal 2002 was due in part to an increase in purchase of investments and subsidiaries’ common stock arising from Hitachi’s purchase of hard disk drive operations from IBM Corporation and new shares of Elpida Memory, Inc. Cash flows for capital expenditures and purchase of assets to be leased during fiscal 2003, 2002 and 2001 were ¥810,141 million, ¥782,861 million and ¥874,766 million, respectively. The increase in cash flows for capital expenditures in fiscal 2003 was due to an increase in purchase of assets to be leased, reflecting strong demand for leased assets and the decrease in capital expenditures in fiscal 2002 reflected Hitachi’s more stringent selection of capital investment. Management has made more selective capital expenditures for recent years in order to conserve capital while maintaining the ability to grow in competitive markets. As of March 31, 2004, Hitachi’s capital commitments for the purchase of property, plant and equipment amounted to ¥26,526 million, which is expected to be funded primarily through internal sources of financing.

Net cash used in financing activities was ¥374,435 million, ¥207,170 million and ¥578,112 million in fiscal 2003, 2002 and 2001, respectively. These outflows in financing activities were chiefly due to Hitachi’s efforts to reduce interest-bearing debt by improving cash management within the Company and its subsidiaries. In fiscal 2003, the decrease in short-term debt amounted to ¥193,286 million, an increase of ¥180,796 million from fiscal 2002, and payments on long-term debt amounted to ¥587,335 million, an increase of ¥39,576 million from fiscal 2002, while proceeds from long-term debt amounted to ¥460,144 million, an increase of ¥84,342 million from fiscal 2002 due primarily to the Company’s issue of debentures. In fiscal 2003, acquisition of common stock for treasury amounted to ¥30,464 million, an increase of ¥28,950 million from fiscal 2002 due primarily to repurchase by the Company of its common stocks based on the resolution at the general meeting of shareholders on June 26, 2002 pursuant to provisions of the Commercial Code. In fiscal 2003, proceeds from sale of common stock by subsidiaries were ¥9,984 million, an increase of ¥8,112 million from fiscal 2002. As part of its business strategy, the Company may take one of its wholly-owned subsidiaries public through an issuance of the stock of such subsidiary.

In fiscal 2003, the above activities and the effect of foreign exchange rate fluctuations decreased cash and cash equivalents by ¥63,775 million from fiscal 2002. Cash and cash equivalents at the end of fiscal 2003 amounted to ¥764,396 million, primarily held in Japanese yen and a substantial part in U.S. dollars.

Short-term investments, the change of which is classified as investing activities, are considered as an immediately available source of funds. Short-term investments at the end of fiscal 2003 amounted to ¥177,949 million, a decrease of ¥9,023 million from at the end of fiscal 2002. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2003 was ¥942,345 million, a decrease of ¥72,798 million from at the end of fiscal 2002.

Assets, Liabilities and Stockholders’ Equity

At the end of fiscal 2003, total assets amounted to ¥9,590,322 million, a decrease of ¥589,067 million from the end of fiscal 2002 due primarily to the transfer of the semiconductor operations and related assets to an equity-method affiliate and a decrease in deferred tax assets as a result of the transfer by the Company and certain subsidiaries of the substitutional portion of the Employee Pension Fund to the Japanese government during fiscal 2003.

At the end of fiscal 2003, the total of Hitachi’s short-term debt and long-term debt amounted to ¥2,497,565 million, a decrease of ¥343,033 million from at the end of fiscal 2002 chiefly due to Hitachi’s efforts to reduce interest-bearing debt through the efficient cash management by centralizing such management. At the end of fiscal 2003, retirement and severance benefits amounted to ¥1,273,509 million, a decrease of ¥659,137 million from at the end of fiscal 2002 due primarily to the transfer of the substitutional portion of the Employee Pension Fund to the Japanese government and the introduction by the Company and certain subsidiaries of the cash balance plan as part of the pension plan reform. At the end of fiscal 2003, minority interests amounted to ¥798,816 million, an increase of ¥47,238 million from the end of fiscal 2002.

At the end of fiscal 2003, stockholders’ equity amounted to ¥2,168,131 million, an increase of ¥314,919 million from the end of fiscal 2002 due primarily to a decrease in minimum pension liability adjustments as a result of the transfer of the substitutional portion of the Employee Pension Fund to the Japanese government. As a result, the ratio of stockholders’ equity to total assets increased 5% from the preceding fiscal year, to 23%.

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Hitachi uses certain derivative financial instruments in order to reduce such risks. In principle, Hitachi does not enter into derivative financial instruments for speculation purposes. For additional information on financial instruments and derivative financial instruments, see notes 23 and 25 to the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Viewing research and development, or R&D, activity as a key investment for the future, Hitachi conducts its R&D in a number of areas from materials to production technology. Hitachi focuses on basic R&D with a long-term vision but also strives to achieve more immediate benefits by introducing new products.

Hitachi’s R&D expenditures amounted to ¥415,448 million in fiscal 2001, ¥377,154 million in fiscal 2002 and ¥371,825 million in fiscal 2003. The ratio of R&D expenditures to total revenues ranged from approximately 4% to 5% over these three years.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2003, total expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 57% of total R&D expenditures.

To achieve higher efficiency, Hitachi has reinforced the link between R&D activities and marketing activities under the control of each business operation while maintaining its focus on long-term research at independent corporate laboratories. Hitachi’s global R&D activities include cooperation with universities and companies in the

U.S. and Europe. Hitachi will reinforce R&D in the area of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing productivity and quickening the pace of product development throughout Hitachi.

For information on Hitachi’s patents and licenses, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Licenses.”

D. Trend Information

In January 2003, Hitachi launched a new medium-term management plan defining the direction and goals of its businesses through the fiscal year ending March 31, 2006. The plan includes, among other things, a realignment of Hitachi’s business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. In addition, under the plan, Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. Hitachi also expects under the plan to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See “Item 4. Information on the Company — A. History and Development of the Company” and “Item 6. Directors, Senior Management and Employees.”

In December 2002, the Company purchased a majority ownership in a newly-established company to which IBM Corporation’s hard disk drive operations were transferred. The new company, a majority-owned subsidiary of the Company, commenced operations on January 1, 2003. As a result, the revenues of the new company have been included in Hitachi’s consolidated statement of operations since the beginning of fiscal 2003. In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, incorporated jointly by the Company and Mitsubishi Electric. Since the new company is accounted for under the equity method by the Company, the revenues of such operations, included in Hitachi’s consolidated statement of operations through fiscal 2002, have been excluded since the beginning of fiscal 2003.

Management believes that the Japanese economy is likely to continue its modest recovery in the fiscal year ending March 31, 2005 and that the U.S. economy is also likely to continue its growth, while there are fears of a slowdown in the economies due in part to rising interest rates in the U.S. Under these circumstances, Hitachi expects total revenues for the fiscal year ending March 31, 2005 to increase, due in part to the planned merger with equity-method affiliate TOKICO LTD. in October 2004. In addition, Hitachi expects net income for the fiscal year ending March 31, 2005 to increase, due to improvement in business results in the area of IT-related products and power systems.

Factors that could cause actual results to differ materially from those expected or implied in any forward-looking statements in this section include, but are not limited to, rapid and significant declines in product prices and uncertainty as to Hitachi’s ability to implement restructuring measures. In addition, see the “Cautionary Statement” at the beginning of this annual report and “Item 3. Key Information — D. Risk Factors” for other examples of factors that could cause actual results to differ materially from those anticipated.

E. Off-balance Sheet Arrangements

Hitachi’s off-balance sheet arrangements consist primarily of off-balance sheet Special Purpose Entities, or SPEs, used to securitize and sell certain trade and lease receivables. The purpose of such securitization transactions is to enable Hitachi to access the capital markets for liquidity.

In these securitizations, trade and lease receivables are sold to the SPEs which are in turn packaged mainly into asset-backed commercial papers by the SPEs for sale to third party investors. In certain securitizations, the SPEs may require Hitachi to retain residual interests subordinated to the investors. These retained subordinated residual interests are not material to Hitachi. The SPEs and the investors have no recourse against Hitachi when debtors fail to pay trade and lease receivables when due. Accordingly, Hitachi’s contingent liability exposure is limited to the retained subordinated residual interests.

No officers, directors or employees of Hitachi have any investments in the SPEs. The SPEs meet the accounting criteria for off-balance sheet treatment and are not consolidated under generally accepted accounting principles in the United States.

The amount of off-balance sheet arrangements as of March 31, 2004 is as follows:

March 31, 2004
(Millions of yen)
Securitized lease receivables	526,973
Securitized trade receivables	308,575

Total	835,548

See note 2(g) and 7 to the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show Hitachi’s contractual obligations and other commercial commitments, including guarantees, as of March 31, 2004.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,858,966	555,696	645,925	324,349	332,996
Capital lease obligations	14,783	3,951	5,764	3,073	1,995
Operating lease obligations	30,785	9,097	11,407	5,013	5,268
Purchase of property, plant and equipment	26,526	26,526	—	—	—

Total	1,931,060	595,270	663,096	332,435	340,259

Other commercial commitments	As of March 31, 2004
(Millions of yen)
Lines of credit	623,292
Trade notes discounted and endorsed	19,431
Guarantees	631,297

See note 16 to the consolidated financial statements.

G. Critical Accounting Policies

The preparation of the consolidated financial statements of Hitachi in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Management considers the accounting estimates discussed in this section to be critical accounting estimates for two reasons. First, the estimates require Hitachi to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that Hitachi reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of Hitachi’s financial condition, changes in financial condition or results of operations. Management believes the following represents Hitachi’s critical accounting policies.

Revenue Recognition for Sales under Long-term Construction Arrangements

Hitachi uses the percentage-of-completion method to recognize revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants. Under the percentage-of-completion method, revenue from a sale is recognized in an amount equal to estimated total revenue from the sale multiplied by the percentage that costs incurred to date bear to estimated total completion costs based upon most recently available information. The use of percentage-of-completion method requires Hitachi to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. Hitachi continually reviews these estimates and adjusts them as it deems necessary. Any anticipated losses on fixed price contracts are charged to operations when Hitachi is able to estimate such losses. Hitachi makes provisions for contingencies (e.g. performance penalty and benchmarking) in the period in which they become known to Hitachi under the specific terms and conditions of the relevant contract and are estimable by Hitachi.

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired based upon the review, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets.

Goodwill and Other Intangible Assets

All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” on an annual basis or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge. Goodwill and other intangible assets with indefinite useful lives acquired after June 30, 2001 but prior to the adoption of SFAS No. 142 on April 1, 2002 are not amortized but are reviewed for impairment in accordance with Accounting Principles Board Opinion, or APB, No. 17 and SFAS No. 121.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, the management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2004. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

Retirement Benefits

Hitachi has a significant amount of employee retirement benefit costs which are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Hitachi determines the discount rate by looking to available information about rates implicit in return on high-quality fixed-income governmental and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. Changes in the key assumptions may have a material effect on Hitachi’s financial position and results of operations. Management believes that estimation of the key assumptions is reasonable under the various underlying factors.

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

Investments in Securities

Hitachi holds various investments in securities and equity method investments. A decline in fair value of securities and equity method investments below carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Management regularly reviews each investment in security and equity method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds fair value, the duration the fair value has been below the carrying value and the financial condition of and specific prospects of the issuer.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Company, by special resolution of the general meeting of shareholders held on June 25, 2003, adopted a new corporate governance structure, or the Committee System, recently permitted as a form of corporate organization pursuant to the amended Commercial Code. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors who are not executive officers of such company, and (ii) appoint executive officers responsible for executing the business of such company. The Commercial Code defines an outside director as a director (i) who does not execute such company’s business, (ii) has never been an executive director (a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries, and (iii) who is not an executive director or executive officer of such company’s subsidiaries or a manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding the Company’s implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of the Company’s directors, or Directors, and executive officers, or Executive Officers, as of July 1, 2004. All Directors were elected at the Company’s general meeting of shareholders held on June 24, 2004. While the chairman of the board, Mr. Tsutomu Kanai, does not concurrently serve as an Executive Officer, three Directors, Mr. Etsuhiko Shoyama, Mr. Takashi Miyoshi and Mr. Isao Uchigasaki, do concurrently serve as Executive Officers. Four Directors, Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura, are outside Directors who fulfill the qualification requirements as provided for in the Commercial Code. All Executive Officers were subsequently appointed at the meeting of the board of Directors, or Board of Directors, held on June 24, 2004.

Directors

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Tsutomu Kanai
(Feb. 26, 1929)	Chairman of the Board	6/2003	Appointed Chairman of the Board
		4/1999	Appointed Chairman of the Board and Representative Director
		6/1991	Appointed President and Representative Director
		6/1989	Appointed Executive Vice-President and Director
		6/1987	Appointed Senior Executive Managing Director
		6/1985	Appointed Executive Managing Director
Appointed Group Executive, Power Group
		5/1958	Joined Hitachi, Ltd.

Etsuhiko Shoyama
(Mar. 9, 1936)	President and Chief Executive Officer Director	6/2003	Appointed President, Chief Executive Officer and Director
		4/1999	Appointed President and Representative Director
		6/1997	Appointed Executive Vice-President and Representative Director
		6/1995	Appointed Senior Executive Managing Director
		6/1993	Appointed Executive Managing Director
		6/1991	Appointed Director
Appointed General Manager, Consumer Electronics Division
		4/1959	Joined Hitachi, Ltd.

Yoshiki Yagi
(Feb. 27, 1938)	Director	4/2004	Appointed Director
		6/2003	Appointed Executive Vice President, Executive Officer and Director
		4/1999	Appointed Executive Vice President and Representative Director
		6/1997	Appointed Senior Executive Managing Director
		6/1993	Appointed Executive Managing Director
		6/1991	Appointed Director
		6/1988	Appointed General Manager, Accounting Controls Dept.
		4/1960	Joined Hitachi, Ltd.

Kotaro Muneoka
(Oct. 30, 1940)	Director	6/2003	Appointed Director
		6/2001	Appointed Corporate Auditor
		4/2001	Appointed Director
		4/1999	Appointed Senior Vice President and Director
		6/1997	Appointed Director
Appointed General Manager, Corporate Personnel & Education Dept.
		4/1964	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Takashi Miyoshi
(Sep. 25, 1947)	Senior Vice President and Executive Officer Director	6/2004	Appointed Senior Vice President, Executive Officer and Director
		4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Finance
		4/1970	Joined Hitachi, Ltd.

Ginko Sato
(Jul. 6, 1934)	Director (President, Japan Association for the Advancement of Working Women)	6/2003	Appointed Director, Hitachi, Ltd.
		8/2001	Appointed President, Japan Association for the Advancement of Working Women
		7/1998	Appointed Chairperson, Securities and Exchange Surveillance Commission
		7/1995	Appointed Commissioner, Securities and Exchange Surveillance Commission
		10/1991	Appointed Ambassador Extraordinary and Plenipotentiary of Japan to Kenya
		7/1990	Appointed Assistant Minister of Labour

Hiromichi Seya
(Oct. 7, 1930)	Director (Senior Corporate Advisor, Asahi Glass Company, Limited)	3/2004	Appointed Senior Corporate Advisor, Asahi Glass Company, Limited
		6/2003	Appointed Director, Hitachi, Ltd.
		6/2002	Appointed Chairman of the Board, Asahi Glass Company, Limited
		6/1998	Appointed Chairman & CEO, Asahi Glass Company, Limited
		3/1992	Appointed President, Asahi Glass Company, Limited

Akira Chihaya
(Mar. 6, 1935)	Director (Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION)	6/2003	Appointed Director, Hitachi, Ltd.
		4/2003	Appointed Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION
		4/1998	Appointed Representative Director and President, NIPPON STEEL CORPORATION

Toshiro Nishimura
(Apr. 10, 1933)	Director (Attorney at law)	1/2004	Founder, Senior Counsel, Nishimura & Partners
		6/2003	Appointed Director, Hitachi, Ltd.
		5/1966	Appointed Senior Partner of Nishimura & Partners
		4/1961	Member of the First Tokyo Bar Association

Isao Uchigasaki
(Jan. 2, 1939)	Hitachi Group Executive Officer Director (Chairman of the Board, Hitachi Chemical Co., Ltd.)	6/2004	Appointed Hitachi Group Executive Officer and Director, Hitachi, Ltd.
		4/2004	Appointed Hitachi Group Executive Officer, Hitachi, Ltd.
		6/2003	Appointed Chairman of the Board, Hitachi Chemical Co., Ltd.
		4/2003	Appointed Chairman of the Board and Representative Director, Hitachi Chemical Co., Ltd.
		6/1997	Appointed President and Representative Director, Hitachi Chemical Co., Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Takashi Kawamura
(Dec. 19, 1939)	Director (Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.)	6/2003	Appointed Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Appointed Director
		4/1999	Appointed Executive Vice President and Representative Director
		6/1997	Appointed Executive Managing Director
		6/1995	Appointed Director
		6/1992	Appointed General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.

Yoshiro Kuwata
(Sep. 1, 1936)	Director (Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation)	4/2004	Appointed Director
		6/2003	Appointed Executive Vice President, Executive Officer and Director Appointed Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation
		4/1999	Appointed Executive Vice President and Representative Director
		6/1997	Appointed Senior Executive Managing Director
		6/1995	Appointed Executive Managing Director
		6/1993	Appointed Director
		7/1992	Appointed General Manager, Overseas Operations Promotion Office
		6/1961	Joined Hitachi, Ltd.

Hiroshi Kuwahara
(Nov. 23, 1935)	Director (Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.)	6/2003	Appointed Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.
		4/2003	Appointed Director
		1/2003	Appointed Vice Chairman of the Board and Representative Director
		1/2001	Appointed Executive Member of Council for Science & Technology Policy, Cabinet Office Appointed Director
		6/1999	Appointed Vice Chairman of the Board and Representative Director
		6/1995	Appointed Executive Vice-President and Representative Director
		6/1993	Appointed Senior Executive Managing Director
		6/1991	Appointed Executive Managing Director
		6/1989	Appointed Director Appointed General Manager, Industrial Processing Division
		4/1960	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Masayoshi Hanabusa
(Oct. 10, 1934)	Director (Chairman of the Board, Hitachi Capital Corporation)	6/2003	Appointed Director, Hitachi, Ltd. Appointed Chairman of the Board, Hitachi Capital Corporation
		6/2001	Appointed Chairman of the Board and Representative Director, Hitachi Capital Corporation
		6/1991	Appointed President and Representative Director, Hitachi Credit Corporation (currently Hitachi Capital Corporation)

Members of each of the Company’s committees are as follows:

•	Nominating Committee. Tsutomu Kanai (chairman), Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya and Toshiro Nishimura;

•	Audit Committee. Yoshiki Yagi (chairman), Kotaro Muneoka, Ginko Sato, Hiromichi Seya and Toshiro Nishimura; and

•	Compensation Committee. Tsutomu Kanai (chairman), Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya and Toshiro Nishimura.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Etsuhiko Shoyama
(Mar. 9, 1936)	Representative Executive Officer President and Chief Executive Officer (Overall management)	See “Directors” above.

Katsukuni Hisano
(Mar. 2, 1940)	Representative Executive Officer Executive Vice President and Executive Officer (Automotive systems business)	6/2003	Appointed Executive Vice President and Executive Officer
		4/2003	Appointed Executive Vice President and Representative Director
		10/2002	Appointed Senior Vice President and Director
		6/2002	Appointed Director
		4/1999	Appointed Senior Vice President and Director
		6/1997	Appointed Director
		6/1995	Appointed General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.

Isao Ono
(May 23, 1944)	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations, information & telecommunication systems business and digital media business)	4/2004	Appointed Executive Vice President and Executive Officer
		6/2003	Appointed Senior Vice President and Executive Officer
		6/2002	Appointed Senior Vice President and Director
		4/2002	Appointed General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems
		4/1968	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Michiharu Nakamura
(Sep. 9, 1942)	Representative Executive Officer Executive Vice President and Executive Officer (Research & development, business incubation and corporate export regulation)	4/2004	Appointed Executive Vice President and Executive Officer
		6/2003	Appointed Senior Vice President and Executive Officer
		4/2001	Appointed General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Kazuo Furukawa
(Nov. 3, 1946)	Senior Vice President and Executive Officer (Information & telecommunication systems business)	4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed President & CEO, Information & Telecommunication Systems
		4/1971	Joined Hitachi, Ltd.

Hiroaki Nakanishi
(Mar. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business and business development)	4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.

Takashi Hatchoji
(Jan. 27, 1947)	Senior Vice President and Executive Officer (Hitachi group legal and corporate communications, corporate auditing and human resources)	4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing
		4/1970	Joined Hitachi, Ltd.

Takashi Miyoshi
(Sep. 25, 1947)	Senior Vice President and Executive Officer (Finance and corporate pension system)	See “Directors” above.

Takuya Tajima
(Jan. 21, 1945)	Vice President and Executive Officer (Sales operations)	6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed CEO, Social and industrial infrastructure systems operation, Power & Industrial Systems
		4/1968	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Shigeharu Mano
(Jun. 1, 1946)	Vice President and Executive Officer (Power systems business)	2/2004	Appointed Vice President and Executive Officer
		4/2002	Appointed President and CEO, Hitachi America, Ltd.
		7/1971	Joined Hitachi, Ltd.

Kazuhiro Mori
(Oct. 7, 1946)	Vice President and Executive Officer (Industrial systems business)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		2/1999	Appointed General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Yoshito Tsunoda
(Sep. 20, 1944)	Vice President and Executive Officer (Urban planning and development systems business)	6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed President & CEO, Urban Planning and Development Systems
		4/1971	Joined Hitachi, Ltd.

Manabu Shinomoto
(Mar. 30, 1948)	Vice President and Executive Officer (Platform and network systems business)	6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed CEO, platform and network systems operation, Information & Telecommunication Systems
		7/1971	Joined Hitachi, Ltd.

Kazuhiro Tachibana
(Nov. 6, 1946)	Vice President and Executive Officer (Digital media business)	4/2004	Appointed Vice President and Executive Officer
		4/2002	Appointed CSO, Ubiquitous Platform Systems
		4/1970	Joined Hitachi, Ltd.

Taiji Hasegawa
(Feb. 18, 1947)	Vice President and Executive Officer (Automotive systems business)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed President & CEO, Automotive Systems
		4/1969	Joined Hitachi, Ltd.

Minoru Tsukada
(Jan. 1, 1947)	Vice President and Executive Officer (Sales operations, Kansai area)	6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed General Manager, Kansai Area Operation
		4/1969	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Group management)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		2/2002	Appointed General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Iwao Hara
(May 11, 1945)	Vice President and Executive Officer (Human resources)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Human Capital
		4/1970	Joined Hitachi, Ltd.

Masaharu Sumikawa
(Jul. 2, 1943)	Executive Officer (Power & industrial systems business and production engineering)	2/2004	Appointed Executive Officer
		6/2003	Appointed Senior Vice President and Executive Officer
		6/2002	Appointed Senior Vice President and Director
		2/2002	Appointed President, Power & Industrial Systems and CEO, power systems operation
		4/1972	Joined Hitachi, Ltd.

Shozo Saito
(Nov. 5, 1945)	Executive Officer (Power systems engineering)	2/2004	Appointed Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed President & CEO, Power & Industrial Systems
		4/1970	Joined Hitachi, Ltd.

Yasuo Sakuta
(Oct. 6, 1945)	Executive Officer (Intellectual property)	6/2003	Appointed Executive Officer
		8/2001	Appointed General Manager, Intellectual Property Group
		4/1972	Joined Hitachi, Ltd.

Takao Suzuki
(Jan. 12, 1946)	Executive Officer (Sales operations, Chugoku area)	6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Chugoku Area Operation
		4/1969	Joined Hitachi, Ltd.

Koichiro Nishikawa
(Jul. 12, 1947)	Executive Officer (Business development)	6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Business Development
		4/1970	Joined Hitachi, Ltd.

Masahiro Hayashi
(Apr. 11, 1946)	Executive Officer (System solutions business)	6/2003	Appointed Executive Officer
		4/2003	Appointed CEO, system solutions operation, Information & Telecommunication Systems
		4/1969	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Isao Uchigasaki
(Jan. 2, 1939)	Hitachi Group Executive Officer (Hitachi group management strategy)	See “Directors” above.

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, excluding retirement allowances, paid by Hitachi during the fiscal year ended March 31, 2004 to all Directors, Executive Officers and corporate auditors of the Company who served during that year was ¥1,090 million, which includes bonuses approved at the general meeting of shareholders held on June 25, 2003 in accordance with the Commercial Code.

Under the corporate governance system in effect prior to June 25, 2003 and in accordance with customary Japanese business practice, a proposal to pay a lump-sum retirement allowance to a retiring Director or corporate auditor was typically submitted at a general meeting of shareholders for approval. Upon receipt of shareholder approval, the amount of the retirement allowance for the retiring Director or corporate auditor was fixed by the Board of Directors and the board of corporate auditors. Such amount generally reflected the retiree’s position at the time of retirement, length of service as a Director or corporate auditor and the retiree’s contribution to the Company’s performance. The Company does not set aside reserves for such retirement payments. The aggregate amount of retirement allowances paid in the fiscal year ended March 31, 2004 to retired Directors, Executive Officer and corporate auditors of the Company was ¥376 million. With the adoption of the Committee System on June 25, 2003, the Compensation Committee now determines matters relating to compensation including retirement allowances for each Director and Executive Officer. See “C. Board Practices” below.

At the June 2000 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan under which rights to subscribe for 527,000 shares of common stock of the Company were granted to 14 Directors and 57 employees, including senior corporate officers, corporate officers, managing officers and corporate fellows. The exercise price of the rights is ¥1,451 per share and the rights are exercisable from July 27, 2001 until July 26, 2005.

At the June 2001 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan under which rights to subscribe for 1,090,000 shares of common stock of the Company were granted to 13 Directors and 64 employees, including senior corporate officers, corporate officers, managing officers and corporate fellows. The exercise price of the rights is ¥1,270 per share and the rights are exercisable from August 4, 2002 until August 3, 2006.

At the June 2003 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,305,000 shares of common stock of the Company were granted to a total of 85 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. The exercise price of the rights is ¥561 per share and the rights are exercisable from August 1, 2004 through July 31, 2007.

At the June 2004 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,237,000 shares of common stock of the Company were granted to a total of 78 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. The exercise price of the rights is ¥782 per share and the rights are exercisable from July 30, 2005 through July 29, 2008. See note 27 to the consolidated financial statements.

C. Board Practices

The Company, by special resolution of the general meeting of shareholders held on June 25, 2003, adopted the Committee System pursuant to the Commercial Code. Each company adopting the Committee System is required to (i) establish within its board of directors, nominating, audit and compensation committees, a majority of the members of each of which must be outside directors who are not executive officers of such company, and (ii) appoint executive officers responsible for executing the business of such company. Under the Committee System, a company is not allowed to have corporate auditors, but is instead required to delegate auditing function responsibilities to its audit committee. Through the adoption of the Committee System and the resulting separation of business execution and supervision thereof, the Company hopes to improve the efficiency of its management and foster a thorough and transparent management system.

The Company’s amended articles of incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the Company’s June 24, 2004 general meeting of shareholders. The Company’s articles of incorporation provide that the Board of Directors must appoint a chairman of the board from among its members. The Directors are reelected each year, and not on a staggered basis. The term of office of a Director expires at the close of the ordinary general meeting of shareholders relating to the last financial closing within one year after the relevant Director’s assumption of office. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2005.

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies and certain important matters prescribed by law, as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors has, by resolution, delegated to the Executive Officers most of its authority to make decisions with regard to the Company’s business affairs.

The Nominating Committee is authorized to determine the particulars of proposals concerning the election and dismissal of Directors to be submitted to a general meeting of shareholders. As stated above, a majority of the members of the Nominating Committee must be outside Directors.

The Compensation Committee is authorized to establish a policy on the determination of the particulars of compensation for each Director and Executive Officer and to determine the particulars of compensation for each Director and Executive Officer in accordance with such policy. In addition, pursuant to the Board of Directors regulations of the Company, the Compensation Committee is authorized to determine the policy on the grant of stock options. As stated above, under the Commercial Code, a majority of the members of the Compensation Committee must be outside Directors.

The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties and determine the particulars of proposals concerning the election, dismissal and non-retention of the Company’s outside auditor to be submitted to the general meeting of shareholders. The Audit Committee has the statutory duty to examine the financial statements and business reports prepared by Executive Officers designated by the Board of Directors and to prepare its audit report to be submitted to the Board of Directors. Pursuant to the Board of Directors regulations of the Company, the Audit Committee has the authority to pre-approve audit and non-audit services provided by an outside auditor. As stated above, a majority of the members of the Audit Committee must be outside Directors. In addition, a member of the Audit Committee may not concurrently be an Executive Officer, a manager or any other employee of the Company or any of its subsidiaries, or a Director who is engaged in the business affairs of any of such subsidiaries.

For a list of the members of each committee, see “A. Directors and Senior Management” above.

The Company’s articles of incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. The term of office of an Executive Officer expires at the close of the first meeting of the Board of Directors after the ordinary general meeting of shareholders relating to the last financial closing within one year after the relevant Executive Officer’s assumption of office. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire at the close of the first meeting of the Board of Directors after the ordinary general meeting of shareholders to be held within three months from March 31, 2005.

Under the Committee System, Executive Officers have the power to make decisions on matters delegated to them by the Board of Directors. An Executive Officer executes the business affairs of the Company within the scope of assignment determined by the Board of Directors. From among the Executive Officers, the Board of Directors must appoint one or more representative Executive Officers. Each of the representative Executive Officers has the statutory authority to represent the Company generally in the conduct of its affairs. Pursuant to the Company’s articles of incorporation, the Board of Directors must appoint a President and Chief Executive Officer who must also be a representative Executive Officer.

No Directors have service contracts with Hitachi providing for benefits upon termination of employment.

Pursuant to the Commercial Code and the Company’s articles of incorporation, the Company may, by resolution of the Board of Directors, exempt any Director and Executive Officer from liabilities to the Company arising in respect of his/her failure to execute duties to the extent provided in laws or regulations. In addition, the Company has entered into an agreement with each outside Director to limit such Director’s liabilities to the Company arising in connection with a failure by such Director to execute his/her duties to the Company. The maximum aggregate amount of liability coverage under these agreements is in accordance with the Commercial Code.

D. Employees

The following table shows the number of full-time employees of Hitachi by industry segment as of March 31, 2002, 2003 and 2004.

	As of March 31,
	2002	2003	2004
	(Number of employees)
Information & Telecommunication Systems	68,381	83,304	89,707
Electronic Devices	42,216	41,763	25,137
Power & Industrial Systems	72,250	76,685	76,424
Digital Media & Consumer Products	33,742	33,046	31,421
High Functional Materials & Components	52,720	48,821	48,525
Logistics, Services & Others	30,197	29,520	28,284
Financial Services	4,184	4,116	4,156
Corporate	3,299	3,273	3,222

Total	306,989	320,528	306,876

The activities of the Hitachi Workers Union and those unions representing the employees of certain domestic subsidiaries are organized under the Federation of Hitachi Group Workers Unions. Each company in the Hitachi group has a collective bargaining agreement with its workers union. Under the agreements, all employees of the Company and its domestic subsidiaries that have labor unions, except management and a limited number of other employees, must become union members. The collective bargaining agreements are customarily for two-year terms and the present provisions, other than those relating to wages, extend to March 31, 2006. Hitachi considers its relations with the labor unions to be excellent and there have been no significant strikes or labor disputes in recent years.

E. Share Ownership

The following table shows the number of shares of common stock of the Company owned by the Directors and Executive Officers as of June 24, 2004. The total amount is 0.02% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Tsutomu Kanai	Chairman of the Board	77,500
Etsuhiko Shoyama	President, Chief Executive Officer and Director	70,000
Yoshiki Yagi	Director	68,250
Kotaro Muneoka	Director	25,000
Takashi Miyoshi	Senior Vice President, Executive Officer and Director	17,000
Ginko Sato	Director	3,000
Hiromichi Seya	Director	4,000
Akira Chihaya	Director	2,000
Toshiro Nishimura	Director	1,000
Isao Uchigasaki	Hitachi Group Executive Officer and Director	10,000
Takashi Kawamura	Director	37,000
Yoshiro Kuwata	Director	27,700
Hiroshi Kuwahara	Director	32,600
Masayoshi Hanabusa	Director	9,050
Katsukuni Hisano	Executive Vice President and Executive Officer	21,000
Isao Ono	Executive Vice President and Executive Officer	52,000
Michiharu Nakamura	Executive Vice President and Executive Officer	20,000
Kazuo Furukawa	Senior Vice President and Executive Officer	16,000
Hiroaki Nakanishi	Senior Vice President and Executive Officer	12,000
Takashi Hatchoji	Senior Vice President and Executive Officer	28,000
Takuya Tajima	Vice President and Executive Officer	21,000
Shigeharu Mano	Vice President and Executive Officer	11,000
Kazuhiro Mori	Vice President and Executive Officer	12,000
Yoshito Tsunoda	Vice President and Executive Officer	16,000
Manabu Shinomoto	Vice President and Executive Officer	12,000
Kazuhiro Tachibana	Vice President and Executive Officer	16,000
Taiji Hasegawa	Vice President and Executive Officer	15,050
Minoru Tsukada	Vice President and Executive Officer	12,000
Makoto Ebata	Vice President and Executive Officer	13,000
Iwao Hara	Vice President and Executive Officer	12,050
Masaharu Sumikawa	Executive Officer	18,000
Shozo Saito	Executive Officer	21,050
Yasuo Sakuta	Executive Officer	11,000
Takao Suzuki	Executive Officer	12,000
Koichiro Nishikawa	Executive Officer	21,150
Masahiro Hayashi	Executive Officer	11,050

Total		767,450

The aggregate number of shares that may be subscribed for under rights granted to the Directors and Executive Officers, listed above, pursuant to stock option plans approved in June 2000, 2001, 2003 and 2004 is 155,000, 366,000, 693,000 and 777,000 shares, respectively, and constitutes 0.06% of total shares issued. For additional information on the Company’s stock option plan, see “B. Compensation” of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company’s common stock.

Hitachi Employees’ Shareholding Association owned approximately 89,290 thousand shares as of March 31, 2004, which amounted to 2.7% of total shares issued. The association consists of employees of the Company and certain of its subsidiaries. Membership in the association is voluntary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding common stock of the Company as of March 31, 2004. There has been no significant change in the percentage ownership of the Company’s common stock by any major shareholder during the past three years.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousand shares)
Common stock	The Master Trust Bank of Japan, Ltd.	227,450	6.8%
Common stock	Japan Trustee Services Bank, Ltd.	204,563	6.1%
Common stock	NATS CUMCO[1]	201,992	6.0%
Common stock	The Chase Manhattan Bank, N.A. London	176,357	5.2%

Note:

1.	NATS CUMCO is the nominee name for ADR holders.

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company’s common stock.

As of March 31, 2004, approximately 13.6% of the Company’s common stock was owned by 221 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record, the percentage ownership of which was about 6.0%.

Hitachi is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of Hitachi, there are no arrangements, the operation of which may at a subsequent date result in a change in control of Hitachi.

B. Related Party Transactions

To the knowledge of Hitachi, as of March 31, 2004, no person was the beneficial owner of more than 10% of any class of Hitachi’s shares which might give that person significant influence over Hitachi. In addition, Hitachi is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

Hitachi may enter into transactions with shareholders or potential large investors in the ordinary course of its business. Hitachi may also enter into transactions in the ordinary course of its business with certain companies over which Hitachi or its key management personnel may have a significant influence. Hitachi believes it conducts its business with these companies in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in Hitachi, or if Hitachi or its key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to Hitachi or, to its knowledge, to the other party.

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of Directors or Executive Officers of the Company except home loans extended to certain Director and Executive Officers by a subsidiary of the Company engaged in the business of financial services. The aggregate outstanding balance of such loans to the Director and Executive Officers as of March 31, 2004 was ¥229 million, and the largest aggregate outstanding balance during fiscal 2003 was ¥239 million. Hitachi believes these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

The Company and certain of its subsidiaries are subject to several legal and arbitration proceedings and claims which have arisen in the ordinary course of business. However, based upon the information currently available to Hitachi, management of the Company does not expect those legal and arbitration proceedings and claims to have a material effect on Hitachi’s financial condition or results of operations.

Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing the information systems and electronics and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of the Company’s financial condition and results of operations. The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. Such action will be taken by the Company based on a consideration of market conditions, its future capital requirement and other relevant factors.

The Company paid a dividend of ¥8 per share in fiscal 2003.

B. Significant Changes

No significant changes have occurred since the date of the most recent annual financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The primary market for the Company’s common stock is the Tokyo Stock Exchange, or the TSE. The common stock is traded on the First Section of the TSE and is also listed on four other Japanese stock exchanges: Osaka, Nagoya, Fukuoka and Sapporo. In addition, the Company’s common stock is listed on Euronext Amsterdam, the Frankfurt Stock Exchange, the Luxembourg Stock Exchange and Euronext Paris. In the United States, the Company’s ADSs are listed and traded on the New York Stock Exchange, or the NYSE, in the form of ADRs. There may from time to time be a differential between the common stock’s price on exchanges outside the United States and the market price of the ADSs in the United States.

ADRs are issuable pursuant to the Deposit Agreement dated July 9, 1963, as amended and restated on March 6, 1981 and as further amended on February 17, 1982, or the Deposit Agreement, among the Company, Citibank, N.A. as depositary, or the Depositary, and the holders of ADRs. Each ADR evidences ADSs, each representing ten shares of common stock of the Company deposited under the Deposit Agreement with The Fuji Bank, Limited, Tokyo, or The Industrial Bank of Japan, Limited, Tokyo, as agents of the depositary, or any successor or successors to such agent or agents. On April 1, 2002, all the rights, liabilities and obligations of The Fuji Bank, Limited and The Industrial Bank of Japan, Limited under the Deposit Agreement were succeeded by Mizuho Corporate Bank, Ltd.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s common stock on the TSE and the reported high and low sales prices of the Company’s ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2000	1,709	814	164.500	67.000
2001	1,549	899	146.250	73.750
2002	1,380	745	113.000	57.000
2003	997	398	77.950	33.330
2004	835	366	79.170	31.300

Fiscal year ended March 31, 2003
1st quarter	997	736	77.950	61.250
2nd quarter	800	592	66.550	49.030
3rd quarter	619	398	50.650	33.330
4th quarter	557	412	45.190	34.750

Fiscal year ended March 31, 2004
1st quarter	520	366	43.500	31.300
2nd quarter	706	484	61.480	40.950
3rd quarter	698	600	64.090	55.550
4th quarter	835	651	79.170	60.120

Fiscal year ending March 31, 2005
1st quarter	850	682	81.350	59.990

February 2004	720	651	67.500	62.670
March 2004	835	726	79.170	66.410
April 2004	850	765	81.350	70.340
May 2004	785	682	72.300	59.990
June 2004	767	704	70.820	64.950
July 2004	757	659	69.700	59.800

Notes:

1.	Prices per share of common stock are as reported by the TSE.

2.	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Offer and Listing Details” in this Item.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

The Company was incorporated in Japan under the Commercial Code. It is registered in the commercial register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

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

Directors

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies and certain important matters prescribed by law, as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors may, by resolution, delegate to the Executive Officers its authority to make decisions with regard to the Company’s business affairs.

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

There is no mandatory retirement age for the Directors required by the Commercial Code or the Company’s articles of incorporation. No shares are required for a Director’s qualification under the Commercial Code or the Company’s articles of incorporation.

Pursuant to the Commercial Code, under the Committee System, the Board of Directors has, by resolution, delegated to Executive Officers powers regarding the incurrence by the Company of a significant amount of debt.

Common Stock

Dividends

Under the Company’s articles of incorporation, its financial accounts will be closed on March 31 of each year and annual dividends, if any, will be paid to shareholders of record as of that date. The Commercial Code permits a joint stock corporation to distribute retained earnings by way of interim dividends if the articles of incorporation of a company so provide. The Company’s articles of incorporation permit it to make interim dividends and such interim dividends, if any, will be paid to shareholders of record as of September 30 of each year.

Under the Company’s articles of incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

Voting rights

A shareholder is generally entitled to one vote per one unit of shares with respect to whole units of shares, as described in this paragraph and under “Unit Share System” below. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The Commercial Code and the Company’s articles of incorporation require for the election of Directors a quorum of not less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with the Company’s share handling regulations.

The Commercial Code and the Company’s articles of incorporation provide that a quorum of not less than one-third of the voting rights of all the shareholders must be present at a shareholders’ meeting to approve any material corporate actions such as: a reduction of the stated capital; amendment of the articles of incorporation; the removal of a Director; establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer; a dissolution, merger or consolidation; a company split; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation; and any issuance of new shares at a “specially favorable” price (or any issuance of rights to subscribe for or acquire shares, or stock acquisition rights, with “specially favorable” conditions or of bonds or debentures with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders. At least two-thirds of the voting rights represented at the meeting must approve these actions. Certain matters relating to rights of shareholders, such as those relating to voting rights and dividend rights, are provided for in the Company’s articles of incorporation, any amendment to which is generally subject to approval by a shareholders’ meeting in the manner described above.

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of common stock of the Company have no pre-emptive rights under its articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as Executive Officers determine, subject to the limitations as to the issuance of new shares at a “specially favorable” price mentioned above. Executive Officers may determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such subscription rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

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

Pursuant to the Commercial Code, the Company may issue stock acquisition rights. Except where the issuance of stock acquisition rights would be on “specially favorable” terms, Executive Officers may determine the issuance of stock acquisition rights other than those for stock option purposes, which in contrast, must be approved by the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares, or alternatively, to transfer the necessary number of existing shares held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of shares of common stock in proportion to the respective numbers of shares of common stock held by each of them.

Stock splits

The Company, by decision of an authorized Executive Officer, may at any time split shares of common stock in issue. When Executive Officers decide to effect a stock split, the Company may amend its articles of incorporation without shareholder approval to increase the number of authorized shares in proportion to the stock split if the Company has only one class of outstanding shares.

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

Although the number of shares which constitute one unit is stipulated in the articles of incorporation, an authorized Executive Officer has the power to amend the articles of incorporation to reduce the number of shares which constitute one unit or abolish the unit share system. Pursuant to the Commercial Code, the number of shares constituting one unit, however, should neither exceed 1,000 nor one-two hundredths of the total number of outstanding shares of the Company.

A holder of shares representing less than one unit may at any time require the Company to purchase his/her shares. These shares will be purchased at (a) the closing price of the shares reported by the TSE on the day when the request to purchase is made or (b) if no sale takes place on the TSE on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

The Company’s articles of incorporation also provide that a holder of shares representing less than one unit may require the Company to sell any fractional shares it may have to such holder so that the holder can raise his/her fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sale takes place on the TSE on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Acquisition by the Company of its shares

The Company may acquire shares of its common stock (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) by way of purchase from a specific shareholder other than the Company’s subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) by way of purchase from the Company’s subsidiary (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to an Executive Officer, five days prior to the relevant general meeting of shareholders, to include such shareholder as a seller in the proposed purchase.

The authorization to purchase shares of its common stock pursuant to (i) above may also be granted by a resolution of the Board of Directors pursuant to the articles of incorporation of the Company. If shares are purchased by the Company according to the authorization of the Board of Directors, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to shareholders at the ordinary general meeting of shareholders immediately after such purchase of shares.

Any such acquisition of shares of its common stock must satisfy certain requirements, including that, in the case of purchase of shares by the Company pursuant to a resolution of the general meeting of shareholders mentioned in (i) and (ii) above, the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. In the case of a purchase of shares by the Company pursuant to a resolution of the Board of Directors mentioned in (iii) above and in the preceding paragraph, the total amount of the purchase price may not exceed the amount of retained earnings available for interim dividend payments less the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets, as stated on its non-consolidated balance sheet at the end of the fiscal year, will be less than the aggregate amount of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the financial period concerned and any other proposed payment by way of appropriation of retained earnings and (v) such other amounts as provided for by an ordinance of the Ministry of Justice of Japan, the Company may not purchase such shares. The Company may hold the shares acquired in compliance with the provisions of the Commercial Code, and Executive Officers may generally dispose of or cancel such shares.

General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders within three months following the date of closing of accounts of each year in Tokyo. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code, notice of any shareholders’ meeting must be mailed to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s share handling regulations, at least two weeks prior to the date of the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders.

Generally, those shareholders of the Company registered as having rights on the register of shareholders and the register of substantial shareholders as of the end of a given fiscal year are permitted to exercise their rights at the ordinary general meeting of shareholders concerning that fiscal year and those shareholders of the Company registered as having voting rights on the register of shareholders as of a record date properly fixed by the Company are permitted to exercise their rights at the extraordinary general meeting of shareholders.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Prime Minister of Japan within five business days a report concerning such share holdings. A similar report must also be made in respect of any subsequent change of one percentage point or more in any such holding. For this purpose, shares issuable to such person upon exercise of any rights to subscribe for or acquire shares are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

There is no provision in the Company’s articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

C. Material Contracts

None.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Law, govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of common stock or ADSs representing such shares by “exchange non-residents” and by “foreign investors” as hereinafter defined. The Foreign Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside Japan.

“Exchange non-residents” are defined under the Foreign Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan and (iii) corporations of which (a) 50% or more of the shares are held by (i) and/or (ii) above, (b) a majority of officers consists of non-resident individuals or (c) a majority of the officers having the power of representation consists of non-resident individuals.

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

Acquisition of Shares

Under the Foreign Exchange Law, acquisition of shares of a Japanese company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan, or listed shares, by an exchange non-resident from a resident of Japan is generally not subject to a prior filing requirement.

In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor would become 10% or more of the total outstanding shares of the company, the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company, or the Competent Ministers. In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition.

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

E. Taxation

Japanese Taxation

The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of the Company’s shares or ADSs by a person who is not a resident of Japan.

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

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends declared on or after July 1, 2004 is generally 10% for portfolio investors who are qualified U.S. residents eligible to enjoy treaty benefits, (ii) the dividends declared after July 1, 2004 are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds, and (iii) the dividends declared before July 1, 2004 are still subject to the old treaty under which a Japanese withholding tax at the rate of 15% may be imposed, in general, on dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment.” For Japanese tax purposes, the treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under Article 4(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate, the domestic tax rate applies.

The amount of withholding tax imposed on dividends payable to the holders of the Company’s shares or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan. In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008.

Gains derived from the sale outside Japan of shares of common stock or ADSs by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADSs as a distributee, legatee or donee.

United States Taxation

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of shares of common stock or ADSs by U.S. holders (as defined below). The discussion applies only if a U.S. holder holds shares of common stock or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares of common stock or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares of common stock or ADSs that own or are deemed to own more than ten percent of any class of the Company’s stock; or

•	persons who acquired shares of common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares of common stock or ADSs in their particular circumstances.

A “U.S. holder” is a beneficial owner of shares of common stock or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. holder of ADSs will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of distributions

Distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will generally constitute “passive income” or, for certain holders, “financial services income,” for foreign tax credit purposes.

Dividends paid in yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by such U.S. holder in the case of a U.S. holder of shares of common stock or by the ADR depositary in the case of a U.S. holder of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of its receipt.

Japanese taxes withheld from cash dividends on shares of common stock or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon such holder’s circumstances. Japanese taxes withheld in excess of the Treaty rate for which a refund is available are not eligible for credit against a U.S. holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. holder may elect to deduct such otherwise creditable Japanese taxes in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and other disposition of shares or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holder held the shares of common stock or ADSs for more than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the holder’s tax basis in the shares of common stock or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

The Company does not believe that it was a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for its 2004 taxable year and does not expect to be a PFIC in its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a share of common stock or an ADS, certain adverse consequences could apply to such holder.

Information reporting and backup withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents filed by the Company with the SEC can be inspected at its public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system can be also available for inspection on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Primary Market Risk Exposure

Hitachi is exposed to market risks from changes in foreign currency exchange rates, interest rates and market prices for equity securities. Hitachi seeks to manage these market risks by using derivative financial instruments. Hitachi does not employ derivative financial instruments for speculation purpose.

Hitachi is exposed to credit-related risks arising from the potential non-performance by counterparties to derivative and other financial instruments Hitachi uses to hedge its market risks, although Hitachi does not currently have any reason to believe that any such counterparty will fail to meet its obligations. In addition, most of the counterparties are internationally recognized financial institutions and contracts are diversified among a number of major financial institutions.

Equity Price Risk

Hitachi holds marketable securities which are subject to price risks arising from changes in market prices for such securities. Hitachi considers marketable securities classified as short-term investments to be highly liquid and present a relatively low equity price risk. Hitachi holds marketable securities classified as investments and advances as long-term investments.

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2004 and 2003, regardless of the consolidated balance sheet classification as follows.

	Carrying amount for year ended March 31, 2004
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				178,533	178,533
Debt securities	54,022	49,800	62,058	165,880	165,880
Other securities	40,766	8,533	12,490	61,789	61,789
Held-to-maturity securities	259	664	406	1,329	1,334

	Carrying amount for year ended March 31, 2003
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				159,178	159,178
Debt securities	52,443	38,228	77,288	167,959	167,959
Other securities	47,845	5,707	17,255	70,807	70,807
Held-to-maturity securities	6,057	1,380	107	7,544	7,539

Foreign Currency Exchange Rate Risk and Interest Rate Risk

Hitachi has assets and liabilities which are exposed to foreign currency exchange rate risks and interest rate risks. Hitachi enters into forward exchange contracts, cross currency swap agreements and interest rate swaps for the purpose of hedging these risk exposures.

Foreign currency exchange rate risk

Hitachi mainly uses forward exchange contracts to manage foreign currency exchange exposures, primarily in the exchange of U.S. dollars and Euros into Japanese yen. These contracts, which typically mature within one year, are used primarily to hedge foreign currency denominated future net cash flows from trade receivables and payables recognized, and from forecasted transactions. In accordance with its internal policy, Hitachi measures by currency each month the amount and due date of future net cash flows. In accordance with the policy, a portion of net cash flows measured is covered using forward exchange contracts.

Hitachi enters into cross currency swap agreements to manage currency exchange rate risk relating to long-term debt denominated in foreign currencies. These cross currency swap agreements typically have maturities that mirror the underlying debt, which allows Hitachi to predict cash flows from such long-term debt. Hitachi believes these derivative financial instruments can be highly effective in hedging foreign currency denominated long-term debt against changes in foreign exchange rates.

The tables below provide information on Hitachi’s financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2004 and 2003. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all of Hitachi’s foreign currency exposure in its cash flows are eliminated.

	Forward exchange contracts for year ended March 31, 2004
	Expected maturity date
	2005	2006	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	149,743	—	149,743	2,133
Average contractual exchange rate (¥/US$)	107.19	—	107.19
Forward exchange contracts
(Pay Euro/receive ¥) contract amount	57,117	—	57,117	1,193
Average contractual exchange rate (¥/Euro)	131.40	—	131.40

	Forward exchange contracts for year ended March 31, 2003
	Expected maturity date
	2004	2005	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	128,925	—	128,925	(49)
Average contractual exchange rate (¥/US$)	119.80	—	119.80
Forward exchange contracts
(Pay Euro/receive ¥) contract amount	38,162	—	38,162	(1,111)
Average contractual exchange rate (¥/Euro)	125.31	—	125.31

Interest rate risk

Hitachi’s exposure to interest rate risk is related principally to its debt obligations, and the risk of increases in market interest rates that increase future cash outflow of interest payments due on such debt. To manage this risk, Hitachi typically enters into interest rate swaps. Hitachi mainly uses interest rate swaps in connection with medium-term notes. These interest rate swaps typically have the effect of converting variable interest rates on debt obligations to fixed-interest rates. Under these commonly referred to as “receive-variable, pay-fixed” interest rate swaps, Hitachi receives variable interest rate payments and makes fixed interest rate payments, thereby creating, from Hitachi’s perspective, fixed-rate long-term debt.

Hitachi has long-term debt, including amounts due within one year, with fixed and floating interest rates. The tables below provide information on Hitachi’s financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the tables below present principal cash flows in Japanese yen equivalents and related weighted average interest rates by expected maturity dates. The tables do not include information on short-term borrowings because the Company believes that its risk exposure to changes in interest rates on short-term borrowings is not significant. For interest rate swaps, the table below presents primary notional amounts by currency and weighted average pay/receive interest rate by expected maturity date. Notional amounts are used to calculate payments to be made and received under the contract. The tables present contract amounts in Japanese yen equivalents and weighted average contractual pay/receive rates by expected maturity dates.

	Long-term debt for year ended March 31, 2004
	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	41,697	286,803	85,000	40,437	48,788	240,000	742,725	758,841
Average interest rate	2.00%	2.00%	1.36%	1.35%	1.29%	1.28%	1.68%

Yen convertible debentures	231,527	—	—	—	—	—	231,527	235,872
Average interest rate	1.42%	—	—	—	—	—	1.42%

Yen medium term notes	52,071	10,506	15,813	24,176	18,827	29,246	150,639	148,813
Average interest rate	0.89%	1.09%	1.12%	1.25%	1.30%	1.40%	1.10%

US$ medium term note	—	—	1,055	—	—	—	1,055	1,161
Average interest rate	—	—	5.92%	—	—	—	5.92%

Floating rate (notes and debentures):
Yen debenture	—	—	—	—	2,951	—	2,951	2,951
Average interest rate	—	—	—	—	2.23%	—	2.23%

Yen medium term notes	21,053	9,652	2,966	4,573	—	14,719	52,963	52,963
Average interest rate	0.44%	0.64%	0.84%	0.87%	—	1.06%	0.71%

US$ medium term notes	15,952	—	1,266	—	—	—	17,218	17,218
Average interest rate	1.55%	—	1.81%	—	—	—	1.59%

Fixed and floating rate (loans):
Loans, principally from Banks	193,445	136,876	95,988	107,297	77,251	49,031	659,888	661,126
Average interest rate	1.99%	1.55%	1.47%	1.42%	1.36%	1.71%	1.50%

Weighted average floating rates are based on contractual interest rates as of March 31, 2004.

	Long-term debt for year ended March 31, 2003
	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	87,770	32,193	290,500	60,000	37,865	174,998	683,326	718,318
Average interest rate	2.35%	2.30%	2.32%	1.69%	1.66%	1.65%	2.15%

Yen convertible debentures	93,933	231,541	—	—	6,757	—	332,231	338,778
Average interest rate	1.36%	1.38%	—	—	0.00%	—	1.32%

Yen medium term notes	34,895	23,025	6,403	9,338	23,924	24,110	121,695	121,916
Average interest rate	1.06%	1.24%	1.36%	1.37%	1.51%	1.87%	1.29%

US$ medium term notes	1,288	—	—	1,313	—	—	2,601	2,804
Average interest rate	4.60%	—	—	5.92%	—	—	5.39%

Floating rate (notes and debentures):
Yen debentures	—	2,960	—	—	3,000	7,000	12,960	13,553
Average interest rate	—	0.34%	—	—	0.44%	0.63%	0.42%

Yen medium term notes	51,719	18,551	2,919	3,075	4,614	19,877	100,755	100,755
Average interest rate	0.55%	0.75%	1.03%	1.11%	1.12%	1.32%	0.82%

US$ medium term notes	7,212	18,030	—	1,574	—	—	26,816	26,816
Average interest rate	1.69%	1.72%	—	1.98%	—	—	1.72%

Other currency medium term notes and debentures	147	228	—	353	—	—	728	728
Average interest rate	3.85%	3.85%	—	3.83%	—	—	3.84%

Fixed and floating rate (loans):
Loans, principally from Banks	220,486	177,291	111,406	54,494	83,113	66,769	713,559	720,457
Average interest rate	2.19%	1.92%	1.78%	1.72%	1.62%	1.71%	1.85%

Weighted average floating rates are based on contractual interest rates as of March 31, 2003.

	Interest rate swaps for year ended March 31, 2004
	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	5,010	23,680	44,981	19,280	21,560	2,325	116,836	(1,374)
Average pay rate	1.63%	1.64%	1.65%	1.51%	1.76%	2.06%	1.64%
Average receive rate	0.64%	0.63%	0.68%	0.68%	0.89%	0.71%	0.67%

Fixed to variable	7,557	76,000	38,000	9,000	24,000	22,000	176,557	(85)
Average pay rate	1.33%	1.39%	0.56%	0.42%	0.46%	0.90%	1.04%
Average receive rate	2.34%	2.37%	1.61%	1.45%	1.50%	1.82%	2.05%

Variable to variable	—	2,500	5,000	—	2,000	4,000	13,500	(56)
Average pay rate	—	1.33%	1.19%	—	1.36%	0.00%	1.21%
Average receive rate	—	1.69%	1.55%	—	1.73%	0.56%	1.59%

Notional amounts (US$):
Variable to fixed	19,863	3,486	634	—	—	—	23,983	(228)
Average pay rate	3.08%	3.11%	2.83%	—	—	—	3.08%
Average receive rate	1.11%	1.10%	1.11%	—	—	—	1.11%

Fixed to variable	989	—	—	—	—	—	989	6
Average pay rate	1.42%	—	—	—	—	—	1.42%
Average receive rate	0.11%	—	—	—	—	—	0.11%

Variable to variable	1,056	—	—	—	—	—	1,056	7
Average pay rate	1.14%	—	—	—	—	—	1.14%
Average receive rate	1.28%	—	—	—	—	—	1.28%

Notional amounts (ST£):
Variable to fixed	57,977	47,551	1,479	—	—	—	107,007	197
Average pay rate	4.37%	4.58%	4.96%	—	—	—	4.44%
Average receive rate	4.67%	4.82%	4.18%	—	—	—	4.71%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2004.

	Interest rate swaps for year ended March 31, 2003
	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	47,042	13,717	54,386	49,157	20,159	6,452	190,913	(3,945)
Average pay rate	1.62%	1.53%	1.46%	1.55%	1.63%	2.76%	1.57%
Average receive rate	0.51%	0.49%	0.50%	0.62%	0.63%	1.15%	0.53%

Fixed to variable	12,500	7,557	13,000	40,000	11,000	32,000	116,057	3,789
Average pay rate	0.59%	0.64%	0.68%	0.79%	0.68%	0.90%	0.68%
Average receive rate	2.19%	2.19%	2.23%	2.09%	2.07%	1.91%	2.15%

Variable to variable	22,000	3,000	4,500	4,000	—	—	33,500	(5)
Average pay rate	0.55%	1.49%	2.01%	1.01%	—	—	0.99%
Average receive rate	0.73%	1.74%	2.25%	1.32%	—	—	1.20%

Notional amounts (US$):
Variable to fixed	6,851	18,030	1,923	—	—	—	26,804	(557)
Average pay rate	3.53%	3.55%	4.31%	—	—	—	3.57%
Average receive rate	1.29%	1.28%	1.30%	—	—	—	1.29%

Fixed to variable	7,971	—	—	—	—	—	7,971	37
Average pay rate	1.76%	—	—	—	—	—	1.76%
Average receive rate	0.43%	—	—	—	—	—	0.43%

Notional amounts (ST£):
Variable to fixed	53,574	32,256	15,393	1,451	—	—	102,674	(1,047)
Average pay rate	4.67%	4.39%	4.38%	4.96%	—	—	4.57%
Average receive rate	3.62%	3.66%	3.81%	4.01%	—	—	3.65%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2003.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements in this section include, but are not limited to, ability of counterparties to the financial instruments to perform contractual obligations; the general economic condition in the markets where financial assets Hitachi holds are traded; and the volatility of the market prices of securities, interest rates and foreign currency exchange rates. In addition, see “Item 3. Key Information — Risk Factors” for other examples of factors that could cause actual results to differ materially from those projected.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of March 31, 2004, the Company, under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and principal financial officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of such date were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Yoshiki Yagi qualifies as an “audit committee financial expert” within the meaning of the current rules of the SEC.

ITEM 16B.	CODE OF ETHICS

The Company has a code of ethics which applies to its Directors, Executive Officers, corporate officers and other executives which include its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, or the Covered Individuals, although not within the strict meaning of the current rules of the SEC. The Company believes that its code of ethics is reasonably designed to deter wrongdoing and to promote, among other things, (i) honest and ethical conduct of the Covered Individuals, including the ethical handling of conflicts of interest between personal and professional relationships, (ii) full compliance by the Covered Individuals with applicable laws and regulations, including securities-related laws, (iii) the taking of remedial and preventative actions by the Covered Individuals with respect to occurrences or likely occurrences of violations of laws or regulations of which the Covered Individuals become aware, and (iv) accountability for violations of such laws and regulations, including for violations by the Covered Individuals. The Company believes that this code of ethics, in conjunction with its other bylaws and customary practice, performs a function similar to that of a code of ethics within the meaning of the rules of the SEC. The Company continues to seek ways in which it can further promote ethical conduct by its Covered Individuals, including by considering ways in which to improve its code of ethics for such individuals.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table shows fees for audit and other services rendered by Hitachi’s principal accountant for fiscal 2002 and 2003.

	Fiscal 2002	Fiscal 2003
	(Millions of yen)
Audit Fees	1,837	885
Audit-Related Fees	1,993	134
Tax Fees	584	58
All Other Fees	89	42

Total	4,503	1,119

Notes:

1.	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

2.	KPMG served as Hitachi’s principal accountant for fiscal 2002. Ernst & Young served as Hitachi’s principal accountant for fiscal 2003.

Audit Committee Pre-approval Policies and Procedures

In compliance with applicable U.S. law and regulations, the Company’s Audit Committee has established a policy and procedures regarding pre-approval of audit and permissible non-audit services provided by the independent auditors to ensure that the auditors will be independent of management.

Under the policy and procedures, audit and permissible non-audit services to be provided to the Company, its subsidiaries and affiliates by the independent auditors are required to be pre-approved by either the Audit Committee or an Audit Committee member to whom it has delegated authority. Audit services provided to the Company are required to pre-approved by the Audit Committee. The designated Audit Committee member must report the pre-approval decisions to the Audit Committee held after the decisions.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

All other schedules are omitted as permitted by the rules and regulations of the SEC, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Financial statements of affiliates are omitted because none of these meets the 20% level tests.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheet of Hitachi, Ltd. and subsidiaries as of March 31, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index at Item 17 for the year ended March 31, 2004. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. We believe that disclosure of this information is required by accounting principles generally accepted in the United States.

In our opinion, except for the omission of segment information, as discussed in the third paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended March 31, 2004 referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

May 12, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the consolidated financial statements of Hitachi, Ltd. and subsidiaries as of and for each of the years in the two-year period ended March 31, 2003 as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the segment information as discussed in the third paragraph of this report, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Hitachi, Ltd. and subsidiaries at March 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.

Tokyo, Japan

May 15, 2003

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2003

	Yen (millions)
	2004	2003
Assets
Cash and cash equivalents	764,396	828,171
Short-term investments (note 3)	177,949	186,972
Trade receivables:
Notes (note 7)	144,768	155,277
Accounts (notes 4 and 7)	2,085,048	1,942,470
Allowance for doubtful receivables and unearned income	(43,287)	(40,520)

Net trade receivables	2,186,529	2,057,227

Inventories (note 5)	1,123,406	1,187,529
Prepaid expenses and other current assets (note 9)	515,909	496,490
Investments in leases (notes 6 and 7)	451,753	437,076
Investments and advances, including affiliated companies (note 3)	908,962	726,442
Property, plant and equipment (notes 6 and 10):
Land	419,846	445,283
Buildings	1,690,096	1,838,853
Machinery and equipment	4,899,239	5,709,409
Construction in progress	49,011	67,909

	7,058,192	8,061,454
Less accumulated depreciation	4,825,330	5,460,404

Net property, plant and equipment	2,232,862	2,601,050

Other assets (notes 8 and 9)	1,228,556	1,658,432

	9,590,322	10,179,389

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2003

	Yen (millions)
	2004	2003
Liabilities and Stockholders’ Equity
Short-term debt (note 10)	623,816	825,860
Current installments of long-term debt (notes 6 and 10)	559,647	502,586
Trade payables:
Notes	67,581	71,934
Accounts	1,220,033	1,140,130
Accrued expenses	797,935	799,211
Income taxes (note 9)	78,438	54,091
Advances received	216,544	252,861
Other current liabilities (note 9)	347,060	358,555
Long-term debt (notes 6 and 10)	1,314,102	1,512,152
Retirement and severance benefits (note 11)	1,273,509	1,932,646
Other liabilities (note 9)	124,710	124,573

Total liabilities	6,623,375	7,574,599

Minority interests	798,816	751,578
Stockholders’ equity:
Common stock (notes 10 and 12)	282,032	282,032
Capital surplus (note 12)	551,690	562,214
Legal reserve (note 13)	109,163	111,309
Retained earnings (notes 10 and 13)	1,651,272	1,655,029
Accumulated other comprehensive loss (note 15)	(393,864)	(755,525)
Treasury stock, at cost (note 14)	(32,162)	(1,847)

Total stockholders’ equity	2,168,131	1,853,212
Commitments and contingencies (note 16)
	9,590,322	10,179,389

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Revenues:
Product sales (note 4)	7,652,205	7,235,069	7,005,470
Financial and other services	980,245	956,683	988,314

Total revenues	8,632,450	8,191,752	7,993,784
Cost of sales:
Product sales	(5,966,578)	(5,617,932)	(5,563,709)
Financial and other services	(743,576)	(622,561)	(620,687)

Total cost of sales	(6,710,154)	(6,240,493)	(6,184,396)
Selling, general and administrative expenses	(1,737,433)	(1,798,292)	(1,926,803)
Impairment losses for long-lived assets (note 17)	(26,085)	(8,474)	(46,115)
Restructuring charges (note 18)	(28,613)	—	(288,096)
Interest income	12,808	14,158	22,481
Dividends income	6,352	8,921	6,134
Other income (note 19)	142,010	23,658	7,424
Interest charges	(30,855)	(34,338)	(45,830)
Other deductions (note 19)	(23,331)	(60,064)	(124,655)

Income (loss) before income taxes and minority interests	237,149	96,828	(586,072)
Income taxes (note 9)	(198,655)	(52,662)	71,114

Income (loss) before minority interests	38,494	44,166	(514,958)
Minority interests	(22,618)	(16,299)	31,121

Net income (loss)	15,876	27,867	(483,837)

	Yen
Net income (loss) per share (note 20):
Basic	4.81	8.31	(144.95)

Diluted	4.75	8.19	(144.95)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Common stock (notes 10 and 12):
Balance at beginning of year	282,032	282,032	281,754
Conversion of convertible debentures	0	—	278

Balance at end of year	282,032	282,032	282,032

Capital surplus (note 12):
Balance at beginning of year	562,214	527,010	501,243
Conversion of convertible debentures	943	370	359
Gains on sales of treasury stock	48	—	—
Increase (decrease) arising from issuance of subsidiaries’ common stock, divestiture and other	(11,515)	34,834	25,408

Balance at end of year	551,690	562,214	527,010

Legal reserve (note 13):
Balance at beginning of year	111,309	110,751	109,815
Net transfer from (to) retained earnings	(1,849)	554	978
Net transfer to minority interests arising from conversion of subsidiaries’ convertible debentures	(108)	(24)	(5)
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	(189)	28	(37)

Balance at end of year	109,163	111,309	110,751

Retained earnings (notes 10 and 13):
Balance at beginning of year	1,655,029	1,643,248	2,157,136
Net income (loss)	15,876	27,867	(483,837)
Cash dividends	(19,990)	(10,013)	(28,373)
Net transfer from (to) legal reserve	1,849	(554)	(978)
Net transfer to minority interests arising from conversion of subsidiaries’ convertible debentures	(1,189)	(291)	(64)
Net transfer to minority interests arising from changes in ownership interest in subsidiaries’ common stock and other	(303)	(5,228)	(636)

Balance at end of year	1,651,272	1,655,029	1,643,248

Accumulated other comprehensive loss (note 15):
Balance at beginning of year	(755,525)	(258,484)	(188,446)
Other comprehensive income (loss), net of reclassification adjustments	359,116	(495,861)	(69,948)
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	1,413	30	1
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	1,132	(1,210)	(91)

Balance at end of year	(393,864)	(755,525)	(258,484)

Treasury stock, at cost (note 14):
Balance at beginning of year	(1,847)	(333)	—
Acquisition for treasury	(30,464)	(1,514)	(333)
Sales of treasury stock	149	—	—

Balance at end of year	(32,162)	(1,847)	(333)

Total stockholders’ equity	2,168,131	1,853,212	2,304,224

Comprehensive income (loss) (note 15):
Net income (loss)	15,876	27,867	(483,837)
Other comprehensive income (loss) arising during the year	362,893	(492,476)	(114,912)
Reclassification adjustments for net loss (gain) included in net income (loss)	(3,777)	(3,385)	44,964

Comprehensive income (loss)	374,992	(467,994)	(553,785)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2004, 2003 and 2002

	Yen (millions)
	2004	2003	2002
Cash flows from operating activities (note 22):
Net income (loss)	15,876	27,867	(483,837)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	436,053	480,274	529,418
Amortization	117,561	86,095	69,210
Impairment losses for long-lived assets	26,085	8,474	46,115
Deferred income taxes	77,056	(35,526)	(182,072)
Equity in earnings of affiliated companies, net	(10,120)	15,803	35,756
Gain on sale of investments and subsidiaries’ common stock	(137,925)	(54,849)	(4,035)
Impairment of investments in securities	12,893	65,828	76,867
Loss (gain) on disposal of rental assets and other property	13,274	(14,064)	59,687
Income (loss) applicable to minority interests	22,618	16,299	(31,121)
(Increase) decrease in receivables	(187,545)	2,280	450,904
(Increase) decrease in inventories	(67,026)	7,994	261,229
(Increase) decrease in prepaid expenses and other current assets	(3,075)	3,170	(999)
Increase (decrease) in payables	145,234	96,777	(271,698)
Increase (decrease) in accrued expenses and retirement and severance benefits	109,152	(71,969)	70,813
Increase (decrease) in accrued income taxes	27,741	(5,825)	(48,174)
Increase (decrease) in other liabilities	5,276	11,989	(69,671)
Other	3,415	5,901	(25,526)

Net cash provided by operating activities	606,543	646,518	482,866
Cash flows from investing activities (note 22):
(Increase) decrease in short-term investments	10,035	(8,162)	253,236
Capital expenditures	(289,753)	(323,825)	(429,835)
Purchase of assets to be leased	(520,388)	(459,036)	(444,931)
Collection of investments in leases	432,257	411,522	469,108
Proceeds from disposal of rental assets and other property	122,258	142,973	59,574
Proceeds from sale of investments and subsidiaries’ common stock	301,553	167,350	55,354
Purchase of investments and subsidiaries’ common stock	(110,837)	(262,424)	(129,527)
Purchase of software	(131,576)	(152,492)	(112,506)
Other	(84,102)	(135,191)	6,656

Net cash used in investing activities	(270,553)	(619,285)	(272,871)
Cash flows from financing activities (note 22):
Decrease in short-term debt, net	(193,286)	(12,490)	(408,514)
Proceeds from long-term debt	460,144	375,802	573,373
Payments on long-term debt	(587,335)	(547,759)	(743,385)
Proceeds from sale of common stock by subsidiaries	9,984	1,872	42,466
Dividends paid to stockholders	(19,961)	(9,973)	(28,318)
Dividends paid to minority stockholders of subsidiaries	(13,714)	(13,108)	(13,401)
Acquisition of common stock for treasury	(30,464)	(1,514)	(333)
Proceeds from sales of treasury stock	197	—	—

Net cash used in financing activities	(374,435)	(207,170)	(578,112)

Effect of exchange rate changes on cash and cash equivalents	(25,330)	(21,266)	15,888

Net decrease in cash and cash equivalents	(63,775)	(201,203)	(352,229)
Cash and cash equivalents at beginning of year	828,171	1,029,374	1,381,603

Cash and cash equivalents at end of year	764,396	828,171	1,029,374

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, of which principal office is located in Japan. The Company’s and its subsidiaries’ lines of operations are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

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

The consolidated financial statements as of and for the year ended March 31, 2004 include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements as of March 31, 2003 and each of the two years then ended include the accounts of the Company and its majority-owned subsidiaries. The consolidated financial statements include accounts of certain subsidiaries, of which their fiscal year differs from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The application of this interpretation did not have a material effect on the Company’s consolidated financial statements as of and for the year ended March 31, 2004.

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

73	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(d)	Allowance for doubtful receivables

Allowance for doubtful receivables, including both trade and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders’ equity.

(f)	Investments in Securities and Affiliated Companies

The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

74	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

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

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies of the equity method and the cost method for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When the Company and its subsidiaries sell the financial assets to the SPEs in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

75	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j)	Goodwill and Other Intangible Assets

Effective April 1, 2002, the Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives.

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives. In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility. Such capitalized costs are amortized based on the ratio of each software’s expected future revenue to current year’s revenue.

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flow expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In calculating the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

76	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(n)	Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

•	“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•	“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•	“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge’s inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

77	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Revenue Recognition

The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable. The Company adopted the consensus of the FASB Emerging Issue Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” during the year ended March 31, 2004. The impact of adopting the consensus was not material to the Company’s results of operations.

The Company enters into transactions that include multiple element arrangements which may include any combinations of hardware products, related software products, installment and maintenance. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last service element, unless transactions are such that fair value of the undelivered elements is available, the functionality of the delivered element is not dependent on the undelivered elements and delivered elements represent the culmination of the earnings process. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (“VSOE”), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company’s consumer products business and others. Price protection is provided to compensate the customers and retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are IT system products, semiconductor manufacturing equipment, test and measurement equipments, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive products. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plants, and elevators and escalators.

78	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

The Company’s standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. The Company provides for warranty at the time of revenue recognition using historical experience of warranty claims. To date such warranty provisions have been insignificant.

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

(p)	Advertising

Advertising costs are charged to the statements of operations as incurred.

(q)	Research and Development Costs

Research and development costs are charged to the statements of operations as incurred. Costs incurred in connection with the development of software products are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

79	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is accounted for as an equity transaction.

(t)	Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(u)	Stock-based Compensation

As of March 31, 2004, the Company has three stock-based employee compensation plans, which are described more fully in note 27. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the years ended March 31, 2004, 2003 and 2002, the Company recognized no compensation expense related to employee stock options.

SFAS No. 123, “Accounting for Stock-based Compensation,” prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the years ended March 31, 2004, 2003 and 2002 were not material.

80	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. This standard was effective for the Company’s fiscal year ended March 31, 1999. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with the SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(w)	Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

(x)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

81	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Investments in securities:
Available-for-sale securities	94,788	100,288
Held-to-maturity securities	259	6,057
Trading securities	82,902	80,627

Short-term investments	177,949	186,972

Investments and advances, including affiliated companies as of March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Investments in securities:
Available-for-sale securities	311,414	297,656
Held-to-maturity securities	1,070	1,487
Securities without readily determinable fair values	77,242	75,860
Investments in affiliated companies	389,295	237,024
Advances and others	129,941	114,415

Investments and advances, including affiliated companies	908,962	726,442

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2004 and 2003.

	Yen (millions)
	2004				2003
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	53,979	45	2	54,022	52,432	61	50	52,443
Other securities	40,766	43	43	40,766	47,897	5	57	47,845

	94,745	88	45	94,788	100,329	66	107	100,288
Investments and advances:
Equity securities	89,450	90,245	1,162	178,533	115,999	51,951	8,772	159,178
Debt securities	112,288	521	951	111,858	117,394	606	2,484	115,516
Other securities	20,620	476	73	21,023	23,033	75	146	22,962

	222,358	91,242	2,186	311,414	256,426	52,632	11,402	297,656

	317,103	91,330	2,231	406,202	356,755	52,698	11,509	397,944

82	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2004.

	Yen (millions)
	2004
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	1,820	2	—	—
Other securities	127	7	166	36

	1,947	9	166	36
Investments and advances:
Equity securities	4,692	563	3,305	599
Debt securities	20,089	775	15,080	176
Other securities	990	5	588	68

	25,771	1,343	18,973	843

	27,718	1,352	19,139	879

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥83,886 million, ¥112,861 million and ¥62,783 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2004, 2003 and 2002 were ¥33,887 million, ¥40,119 million and ¥6,585 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2004, 2003 and 2002 were ¥2,160 million, ¥4,660 million and ¥2,700 million, respectively.

For the years ended March 31, 2004, 2003 and 2002, the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss was a net gain of ¥67,265 million, a net loss of ¥60,907 million and a net loss of ¥97,972 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss was a net gain of ¥19,319 million, a net gain of ¥5,999 million and a net loss of ¥74,842 million, respectively.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the years ended March 31, 2004, 2003 and 2002 that relate to trading securities still held at the balance sheet date were a gain of ¥2,214 million, a loss of ¥437 million and a loss of ¥2,356 million, respectively.

83	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of March 31, 2004 are as follows:

	Yen (millions)
	Held-to- maturity	Available- for-sale	Total
Due within five years	664	58,333	58,997
Due after five years	406	74,548	74,954

	1,070	132,881	133,951

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2004 and 2003 were ¥159,774 million and ¥179,884 million, respectively. The aggregate carrying amount of such investments as of March 31, 2004 and 2003 were ¥114,636 million and ¥127,343 million, respectively.

As of March 31, 2004 and 2003, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥28,379 million and ¥25,061 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, equity method goodwill of ¥7,434 million and ¥11,145 million, respectively, are included in investments in certain affiliated companies as of March 31, 2004 and 2003.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Yen (millions)
	2004	2003
Current assets	1,372,889	727,744
Non-current assets	1,283,797	864,024
Current liabilities	1,251,814	601,162
Long-term liabilities	398,058	226,859

	Yen (millions)
	2004	2003	2002
Revenues	2,457,443	1,400,599	1,325,409
Gross profit	374,535	233,772	189,674
Net income (loss)	14,581	(29,841)	(102,165)

On April 1, 2003, Renesas Technology Corp. (Renesas), which focuses on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off. Although the Company owns 55% of the voting stock of Renesas, the Company accounts for the investment under the equity method of accounting as Mitsubishi Electric Corporation has substantive participating rights per joint venture agreement. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately ¥596,118 million and ¥147,443 million, respectively.

84	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Receivables

The aggregate annual maturities of the long-term trade receivables after March 31, 2005 included in Trade receivables- Accounts are as follows:

Years ending March 31	Yen (millions)
2006	7,094
2007	4,871
2008	1,135
2009	1,044
Thereafter	1,976

16,120

Sales on an installment payment basis for the years ended March 31, 2004, 2003 and 2002 totaled ¥9,021 million, ¥14,618 million and ¥17,647 million, respectively.

(5)	Inventories

Inventories as of March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Finished goods	333,337	373,317
Work in process	632,358	646,932
Raw materials	157,711	167,280

	1,123,406	1,187,529

Inventories include items associated with major contracts which require long-term processing performed for more than 12 months. These items as of March 31, 2004 and 2003 aggregated ¥45,860 million and ¥40,585 million, respectively.

(6)	Leases

The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2004 amounted to ¥1,304,476 million and ¥995,192 million, respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimate useful lives.

85	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2004 and the future minimum lease receivables of financing leases as of March 31, 2003:

	Yen (millions)
	2004
Years ending March 31	Financing leases	Operating leases
2005	192,180	68,680
2006	138,267	54,543
2007	88,080	36,932
2008	52,697	18,688
2009	22,023	8,311
Thereafter	17,587	10,354

Total minimum payments to be received	510,834	197,508

Amount representing executory costs	(28,936)
Unearned income	(24,620)
Allowance for doubtful receivables	(5,525)

Net investment in financing leases	451,753

Yen (millions)
2003
Financing leases
Total minimum payments to be received	496,238
Amount representing executory costs	(28,364)
Unearned income	(25,591)
Allowance for doubtful receivables	(5,207)

Net investment in financing leases	437,076

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2004 and 2003 amounted to ¥34,080 million and ¥32,669 million, respectively, and accumulated depreciation as of March 31, 2004 and 2003 amounted to ¥16,655 million and ¥14,231 million, respectively.

In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for total proceeds of ¥40,000 million. The lease back is classified as an operating lease with a term of thirty-eight months. A portion of the gain on sale which represents the present value of the minimum lease payments over the lease term, has been deferred and is being recognized over the lease term. This deferral amounted to ¥8,551 million.

86	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2004:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2005	4,418	9,097
2006	3,789	7,190
2007	2,632	4,217
2008	1,817	3,069
2009	1,654	1,944
Thereafter	2,145	5,268

Total minimum lease payments	16,455	30,785

Amount representing executory costs	(494)
Amount representing interest	(1,178)

Present value of net minimum lease payments	14,783
Less current portion of capital lease obligations	(3,951)

Long-term capital lease obligations	10,832

(7)	Securitizations

For the years ended March 31, 2004, 2003 and 2002, Hitachi Capital Corporation (HCC), a financing subsidiary, sold primarily lease receivables, to Special Purpose Entities (SPE), and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to HCC’s other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and are subordinate to investor’s interests. For the years ended March 31, 2004, 2003 and 2002, gains recognized on the sale of lease receivables amounted to ¥12,394 million, ¥8,278 million and ¥6,261 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2004, 2003 and 2002:

	Yen (millions)
	2004	2003	2002
Proceeds from transfer of lease receivables	271,281	249,430	252,210
Servicing fees received	23	27	36
Purchases of delinquent or ineligible assets	(14,775)	(8,174)	(7,242)

87	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2004 are as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	978,726	941	1,944
Assets transferred	(526,973)

Assets held in portfolio	451,753

For the years ended March 31, 2004, 2003 and 2002, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2004, 2003 and 2002, proceeds from the transfer of trade receivables were ¥1,006,164 million, ¥1,080,805 million and ¥482,831 million, respectively, and losses recognized on those transfers were ¥2,973 million, ¥2,965 million and ¥621 million, respectively.

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2004 and 2003 amounted to ¥190,059 million and ¥262,460 million, respectively, and related amortization expense during the years ended March 31, 2004 and 2003 amounted to ¥117,561 million and ¥86,095 million, respectively. The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible assets other than goodwill as of March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004			2003
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	335,808	218,972	116,836	288,066	169,239	118,827
Software for internal use	326,745	151,955	174,790	290,204	132,917	157,287
Other	149,370	59,414	89,956	153,130	47,997	105,133

	811,923	430,341	381,582	731,400	350,153	381,247

Unamortized intangible Assets	13,618	—	13,618	13,603	—	13,603

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2005	100,201
2006	84,909
2007	69,404
2008	56,420
2009	44,831

The changes in the carrying amount of goodwill for the years ended March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Balance at beginning of the year	60,317	27,299
Acquired during the year	10,003	39,986
Impairment loss	(3,623)	(4,235)
Transfer due to divestiture	(8,232)	—
Translation adjustment and other	(4,987)	(2,733)

Balance at end of the year, included in other assets	53,478	60,317

89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables show reconciliation of reported net income (loss), basic net income (loss) per share and diluted net income (loss) per share to the amounts adjusted to exclude the amortization expense of goodwill for the years ended March 31, 2004, 2003 and 2002:

	Yen (millions)
	2004	2003	2002
Reported net income (loss)	15,876	27,867	(483,837)
Goodwill amortization	—	—	785

Adjusted net income (loss)	15,876	27,867	(483,052)

	Yen
	2004	2003	2002
Reported basic net income (loss) per share	4.81	8.31	(144.95)
Goodwill amortization	—	—	0.23

Adjusted basic net income (loss) per share	4.81	8.31	(144.72)

	Yen
	2004	2003	2002
Reported diluted net income (loss) per share	4.75	8.19	(144.95)
Goodwill amortization	—	—	0.23

Adjusted diluted net income (loss) per share	4.75	8.19	(144.72)

90	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Income Taxes

Components, as either domestic or foreign, of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2004
	Domestic	Foreign	Total
Income before income taxes and minority interests	211,000	26,149	237,149
Income taxes:
Current tax expense	93,264	28,335	121,599
Deferred tax expense (benefit)	89,293	(12,237)	77,056

	182,557	16,098	198,655

	Yen (millions)
	2003
	Domestic	Foreign	Total
Income before income taxes and minority interests	69,248	27,580	96,828
Income taxes:
Current tax expense	76,782	11,406	88,188
Deferred tax expense (benefit)	(38,996)	3,470	(35,526)

	37,786	14,876	52,662

	Yen (millions)
	2002
	Domestic	Foreign	Total
Loss before income taxes and minority interests	(538,556)	(47,516)	(586,072)
Income taxes:
Current tax expense	100,698	10,260	110,958
Deferred tax benefit	(176,170)	(5,902)	(182,072)

	(75,472)	4,358	(71,114)

91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Yen (millions)
	2004	2003	2002
Continuing operations:
Current tax expense	121,599	88,188	110,958
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	35,714	(20,525)	(263,449)
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	2,318	27,993	—
Change in valuation allowance	39,024	(42,994)	81,377

	198,655	52,662	(71,114)
Other comprehensive income (loss), net of reclassification adjustments:
Minimum pension liability adjustments	259,788	(333,700)	(59,985)
Net unrealized holding gain on available-for-sale securities	19,154	(27,878)	(9,717)
Cash flow hedges	162	(335)	(646)

	279,104	(361,913)	(70,348)

	477,759	(309,251)	(141,462)

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 5% and 10.08%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.8% for the years ended March 31, 2003 and 2002.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company had consolidated, for Japanese tax purposes, all wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 was assessed for adopting the consolidated taxation system. The aggregated statutory income tax rate for the consolidated group for tax purposes was approximately 43.6% for the year ended March 31, 2004.

On March 31, 2003, amendments to local business tax law in Japan were enacted, resulting in the lower business tax rates. During the year ended March 31, 2004, additional minor changes in tax rates for business taxes were enacted in certain local administrative divisions of Japan. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for domestic companies will be approximately 40.6% for the year ending March 31, 2005.

In accordance with EITF Issue No. 93-13, “Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations,” the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities. The effect of these changes on the Company’s deferred tax balances amounted to ¥2,318 million and ¥27,933 million in income from continuing operations for the years ended March 31, 2004 and 2003, respectively.

92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

	2004	2003	2002
Combined statutory income tax rate	43.6%	41.8%	(41.8)%
Equity in earnings of affiliated companies	(1.9)	6.8	2.6
Impairment of investments in affiliated companies	1.4	10.8	—
Excess amounts over the tax basis of investments in affiliated companies	3.0	—	—
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	12.6	5.6	0.5
Expenses not deductible for tax purposes	7.2	12.9	6.7
Enacted changes in tax laws and rates in Japan	1.0	28.9	—
Change in valuation allowance	16.5	(44.4)	13.9
Difference in statutory tax rates of foreign subsidiaries	(1.5)	(9.1)	5.0
Other	1.9	1.1	1.0

Effective income tax rate	83.8%	54.4%	(12.1)%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2004 and 2003 are presented below:

	Yen (millions)
	2004	2003
Total gross deferred tax assets:
Retirement and severance benefits	478,559	736,731
Accrued expenses	184,521	183,990
Property, plant and equipment, due to differences in depreciation	30,442	34,521
Net operating loss carryforwards	157,958	288,113
Other	288,820	286,259

	1,140,300	1,529,614
Valuation allowance	(191,196)	(187,687)

	949,104	1,341,927
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(34,645)	(35,421)
Tax purpose reserves regulated by Japanese tax laws	(26,674)	(31,563)
Net unrealized gain on securities	(26,023)	(8,951)
Other	(28,558)	(32,702)

	(115,900)	(108,637)

Net deferred tax asset	833,204	1,233,290

93	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” as of March 31, 2004 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2004	2003
Prepaid expenses and other current assets	10,673	12,269
Other assets	56,843	63,951

	67,516	76,220

Net deferred tax asset as of March 31, 2004 and 2003 is reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2004	2003
Prepaid expenses and other current assets	283,538	274,865
Other assets	572,982	976,368
Other current liabilities	(2,392)	(5,454)
Other liabilities	(20,924)	(12,489)

Net deferred tax asset	833,204	1,233,290

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net change in the total valuation allowance for the years ended March 31, 2004 and 2003 was an increase of ¥3,509 million and a decrease of ¥52,278 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2004.

As of March 31, 2004, the Company and various subsidiaries have operating loss carryforwards of ¥406,697 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥355,426 million expire by March 31, 2009, and ¥51,271 million expire in various years thereafter or do not expire.

94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, since such temporary differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits. Also, prior to April 1, 2003, deferred tax liabilities had not been recognized for excess amounts over the tax basis of investments in affiliated companies as the effects to the Company’s financial position and results of operations were not material.

(10)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Borrowings not from affiliates, mainly from banks	323,288	481,867
Commercial paper	216,671	254,536
Borrowings from affiliates	83,857	89,457

	623,816	825,860

The weighted average interest rate on short-term debt outstanding as of March 31, 2004 and 2003 was 0.1%.

The components of long-term debt as of March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Mortgage debentures:
Due 2004, interest 2.1%, issued by a subsidiary	—	300
Unsecured notes and debentures:
Due 2006, interest 3.45% debenture	200,000	200,000
Due 2013, interest 0.72% debenture	80,000	—
Due 2004–2018, interest 0.06–5.92%, issued by subsidiaries	687,551	748,581
Unsecured convertible debentures:
6th series, due 2003, interest 1.3%	—	92,828
7th series, due 2004, interest 1.4%	218,468	218,471
Due 2004, interest 1.7–1.8%, issued by subsidiaries	13,059	20,932
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2004–2011, interest 0.85–5.75%	22,777	31,620
Unsecured, maturing 2004–2015, interest 0.4–5.71%	637,111	681,939
Capital lease obligations	14,783	20,067

	1,873,749	2,014,738
Less current installments	559,647	502,586

	1,314,102	1,512,152

95	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2005 are as follows:

Years ending March 31	Yen (millions)
2006	447,259
2007	204,430
2008	178,067
2009	149,355
Thereafter	334,991

1,314,102

The Company and a subsidiary provide securities of collateral for bank loans of ¥1,276 million in the form of equity interests in certain subsidiaries.

The collateralized number of shares and their fair values as of March 31, 2004 are as follows:

				Yen (millions)
Subsidiary name	Number of shares owned in thousand	Percent of ownership	Collateralized number of shares in thousand	Fair values as of March 31, 2004
Hitachi Maxell, Ltd.	51,480	52.1%	400	646
Hitachi Powdered Metals Co., Ltd.	17,072	53.3%	3,700	2,786

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional securities or mortgages on property, plant and equipment.

The unsecured convertible debentures due in 2004 were redeemable in whole or in part, at the option of the Company, from October 1, 1997 to September 30, 2003 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 128,944,000 shares of common stock, based on a fixed conversion price not less than the fair market value of the Company’s common stock on the date of issuance. Commencing September 30, 1999, the Company was required to make annual payments to a Trustee of ¥20 billion less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

In accordance with Trustee agreements for the unsecured convertible debentures due in 2004 as mentioned above, the 11,981,000 shares of investments in Hitachi Software Engineering Co., Ltd. and the 48,400,000 shares of investments in Hitachi High-Technologies Co., Ltd. are held in trust. The fair values of the shares held in trust as of March 31, 2004 are ¥34,385 million and ¥80,247 million, respectively.

96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of operations for the fiscal years beginning after March 31, 1989 plus ¥65,000 million as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2004, the accumulated cash dividends and the accumulated net income including ¥65,000 million, which are defined by the above terms, amounted to ¥439,059 million and ¥468,109 million, respectively.

(11)	Retirement and Severance Benefits

(a)	Defined benefit plans

The Company and its subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on the current rate of pay and the length of service upon retirement or termination of employment for reasons other than dismissal for cause.

Directors, Executive Officers and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service awards paid to employees in excess of the prescribed formula are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries make contributions to a number of defined benefits pension plans. The Employees Pension Fund (EPF) stipulated by the Japanese Pension Insurance Law is one of the defined benefit pension plans to which certain domestic subsidiaries contribute. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. Certain of its subsidiaries and their employees contribute the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

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

97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries amended their defined benefit plans to cash balance plans during the year ended March 31, 2004. Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2004, 2003 and 2002 consists of the following components:

	Yen (millions)
	2004	2003	2002
Service cost	107,002	112,948	110,173
Interest cost	78,493	97,161	118,094
Expected return on plan assets for the period	(32,863)	(71,679)	(77,194)
Amortization of transition asset	(368)	(421)	(421)
Amortization of prior service benefit	(13,423)	(10,115)	(2,999)
Recognized actuarial loss	151,567	107,478	60,867
Transfer to defined contribution pension plan	1,557	5,167	3,807
Derecognition of previously accrued salary progression due to transfer of substitutional portion	(17,215)	—	—
Loss on previously deferred actuarial losses due to transfer of substitutional portion	375,049	—	—
Curtailment and settlement loss	1,072	700	1,823
Employees’ contributions	(9,735)	(16,558)	(18,330)

Net periodic benefit cost	641,136	224,681	195,820
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	(411,621)	—	—

	229,515	224,681	195,820

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Yen (millions)
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	3,753,375	3,022,170
Service cost	107,002	112,948
Interest cost	78,493	97,161
Plan amendments	(115,859)	(17,138)
Actuarial loss	34,676	681,822
Benefits paid	(175,210)	(223,946)
Acquisitions and divestitures	(78,689)	106,792
Transfer to defined contribution pension plan	(19,329)	(7,882)
Transfer of substitutional portion	(850,697)	—
Curtailment and settlement	(6,801)	(14,396)
Foreign currency exchange rate changes	(9,177)	(4,156)

Benefit obligation at end of year	2,717,784	3,753,375

Change in plan assets:
Fair value of plan assets at beginning of year	1,513,674	1,767,560
Actual return on plan assets	167,115	(283,651)
Employers’ contributions	154,832	121,036
Employees’ contributions	9,735	16,558
Benefits paid	(131,274)	(141,917)
Acquisitions and divestitures	(20,334)	52,198
Transfer to defined contribution pension plan	(8,621)	(3,582)
Transfer of substitutional portion	(421,861)	—
Settlement	—	(9,634)
Foreign currency exchange rate changes	(6,071)	(4,894)

Fair value of plan assets at end of year	1,257,195	1,513,674

Funded status	(1,460,589)	(2,239,701)
Unrecognized transition asset	(208)	(831)
Unrecognized prior service benefit	(190,667)	(86,411)
Unrecognized actuarial loss	1,021,527	1,713,702

Net amount recognized in the consolidated balance sheet	(629,937)	(613,241)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	1,070	861
Accrued benefit cost	(1,273,509)	(1,932,646)
Intangible asset	4,727	4,765
Accumulated other comprehensive loss	637,775	1,313,779

Net amount recognized	(629,937)	(613,241)

99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2004	2003
Discount rate	2.5%	2.5%
Rate of compensation increase	3.1%	3.3%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	2.5%	3.3%	3.9%
Expected long-term return on plan assets	3.7%	3.9%	4.3%
Rate of compensation increase	3.3%	3.2%	3.1%

Assumption concerning the expected long-term rate of return on plan assets is developed by each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,514,233 million as of March 31, 2004 and ¥3,438,066 million as of March 31, 2003.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets are as follows:

	Yen (millions)
	2004	2003
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,486,835	3,428,655
Plan assets	1,225,906	1,503,085
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,709,118	3,752,870
Plan assets	1,248,067	1,513,053

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plan. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and certain subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2004. Consequently, the Company and certain subsidiaries transferred the substitutional portion of the benefit obligations related to past service and the related portion of the plan assets of the EPF to the government on or after December 2003.

100	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries accounted for the entire separation process of the transfer as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Found Liabilities.”

The Company’s plans to return the substitutional portion of the EPF to the government had been considered in the actuarial assumptions. EITF Issue No. 03-2 requires employers to measure the obligation at current market rates of interest that could be obtained in a transaction with a third-party, nongovernmental entity to settle the obligation. The Company and certain subsidiaries remeasured the substitutional portion of the benefit obligation at April 1, 2002 in accordance with the EITF. As a result of this remeasurement, the benefit obligation as of April 1, 2002 and net periodic benefit costs for the year ended March 31, 2003 increased by ¥283,084 million and ¥24,857 million, respectively.

Asset allocations for the pension plans as of March 31, 2004 and 2003 are as follows:

	2004	2003
Equity securities	40.6%	44.0%
Debt securities	23.7	25.9
Cash	13.3	15.3
Life insurance company general accounts	8.4	5.5
Investment trusts	9.0	5.6
Other	5.0	3.7

	100.0%	100.0%

The objective of investment policy is to generate stable return on the investment over the long term, which enable the Company’s and certain subsidiaries’ pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain level. The Company and certain subsidiaries periodically review actual return on assets, economic environment and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥113,612 million to their defined benefit plans for the year ending March 31, 2005.

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contribution to the plans for the years ended March 31, 2004, 2003 and 2002 were ¥7,718 million, ¥6,895 million and ¥3,557 million, respectively.

101	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Common Stock

The Company has authorized for issuance 10 billion shares of common stock. The Japanese Commercial Code (JCC) had required designation of par value to all common stock of at least 50% of the new share issuance price, or the common stock par value prescribed by the JCC. Effective October 1, 2001, the JCC was amended to eliminate the provision of common stock par value resulting in all common stock being recorded with no par value.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2001	3,337,931,857	281,754
Issued upon conversion of convertible debentures	549,184	278

Balance as of March 31, 2002	3,338,481,041	282,032
Issued under exchange offerings	29,643,245	—

Balance as of March 31, 2003	3,368,124,286	282,032
Issued upon conversion of convertible debentures	590	0

Balance as of March 31, 2004	3,368,124,876	282,032

Issued shares under exchange offerings for the year ended March 31, 2003 include the issuance of 25,143,245, in connection with the Hitachi Unisia Automotive, Ltd. acquisition shares as discussed in note 26.

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the JCC by crediting one-half of the conversion price to each of the common stock account and the capital surplus account.

102	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Legal Reserve and Cash Dividends

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

Effective October 1, 2001, the JCC was amended to require earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until the total of additional paid in capital and legal reserve equals 25 percent of stated common stock. Either additional paid in capital or the legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2004, 2003 and 2002 represent dividends declared during those years and the related appropriations to the legal reserve. A provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year ended March 31, 2004 of ¥5.0 per share, aggregating ¥16,490 million. This dividend will be reported by the Board of Directors at the ordinary general shareholders’ meeting in respect to the year ended March 31, 2004.

Cash dividends per share for the years ended March 31, 2004, 2003 and 2002 were ¥8.0, ¥6.0 and ¥3.0, respectively, based on dividends declared with respect to earnings for the periods.

(14)	Treasury Stock

Effective October 1, 2001, the Japanese Commercial Code (JCC) was amended to allow a company to acquire treasury stocks upon shareholders’ approval to the extent that sufficient distributable funds are available while acquisition of a treasury stock had been prohibited prior to October 1, 2001. Effective September 25, 2003, the JCC was further amended to no longer require shareholders’ approval but Board of Directors’ approval to the extent that the Board of Directors’ authority is stated in the article of incorporation. In this connection, the Company’s Board of Directors intends to amend the related provisions of the articles of incorporation which is subject to a resolution in the ordinary general shareholders’ meeting on June 24, 2004.

Pursuant to the provisions of the JCC, shareholders may request the Company to acquire their shares below a minimum trading lot (1,000 shares) as shares below a minimum trading lot cannot be publicly traded and do not carry a voting right. The JCC also provides for that a shareholder holding shares less than a minimum trading lot is entitled to requesting a company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot, provided that sale of treasury stock is allowed under the article of incorporation. In this connection, the Company amended the related provisions of the articles of incorporation in the ordinary general shareholders’ meeting on June 25, 2003.

103	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in treasury stock for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2001	—	—
Acquisition for treasury	370,714	333

Balance as of March 31, 2002	370,714	333
Acquisition for treasury	2,864,577	1,514

Balance as of March 31, 2003	3,235,291	1,847
Acquisition for treasury	67,199,843	30,464
Sales of treasury stock	(325,161)	(149)

Balance as of March 31, 2004	70,109,973	32,162

At the ordinary general shareholders’ meetings on June 25, 2003 and June 26, 2002, the Company was authorized to acquire for treasury up to 300,000,000 shares of its common stock each year for an aggregate acquisition amount not exceeding ¥150,000 million and ¥300,000 million, respectively, during the period from the close of the ordinary general shareholders’ meeting to the close of the next ordinary general shareholders’ meeting, pursuant to the provisions of the JCC.

(15)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders’ equity is classified as follows:

	Yen (millions)
	2004	2003	2002
Foreign currency translation adjustments:
Balance at beginning of year	(60,948)	(38,012)	(57,647)
Other comprehensive income (loss), net of reclassification adjustments	(34,275)	(21,833)	19,986
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	172	7	—
Net transfer to minority interests arising from issuance of subsidiaries’ common stock and other	(735)	(1,110)	(351)

Balance at end of year	(95,786)	(60,948)	(38,012)

Minimum pension liability adjustments:
Balance at beginning of year	(698,916)	(260,100)	(182,936)
Other comprehensive income (loss)	366,707	(438,799)	(77,338)
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	1,190	20	—
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	1,483	(37)	174

Balance at end of year	(329,536)	(698,916)	(260,100)

104	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2004	2003	2002
Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	4,874	39,997	51,041
Other comprehensive income (loss), net of reclassification adjustments	26,635	(35,082)	(11,132)
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	31	1	1
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	(41)	(42)	87

Balance at end of year	31,499	4,874	39,997

Cash flow hedges:
Balance at beginning of year	(535)	(369)	1,096
Other comprehensive income (loss), net of reclassification adjustments	49	(147)	(1,464)
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	20	2	—
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	425	(21)	(1)

Balance at end of year	(41)	(535)	(369)

Total accumulated other comprehensive loss:
Balance at beginning of year	(755,525)	(258,484)	(188,446)
Other comprehensive income (loss), net of reclassification adjustments	359,116	(495,861)	(69,948)
Net transfer from minority interests arising from conversion of subsidiaries’ convertible debentures	1,413	30	1
Net transfer from (to) minority interests arising from issuance of subsidiaries’ common stock and other	1,132	(1,210)	(91)

Balance at end of year	(393,864)	(755,525)	(258,484)

105	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2004, 2003 and 2002 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Yen (millions)
	2004
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	(42,535)	—	(42,535)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	66,059	(26,678)	39,381
Cash flow hedges	(722)	62	(660)

	642,521	(279,628)	362,893
Reclassification adjustments for net loss (gain) included in net income:
Foreign currency translation adjustments	8,260	—	8,260
Net unrealized holding gain on available-for-sale securities	(21,599)	8,853	(12,746)
Cash flow hedges	722	(13)	709

	(12,617)	8,840	(3,777)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	(34,275)	—	(34,275)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	44,460	(17,825)	26,635
Cash flow hedges	0	49	49

	629,904	(270,788)	359,116

106	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2003
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(21,294)	—	(21,294)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(54,607)	22,789	(31,818)
Cash flow hedges	(953)	388	(565)

	(821,633)	329,157	(492,476)
Reclassification adjustments for net loss (gain) included in net income:
Foreign currency translation adjustments	(539)	—	(539)
Net unrealized holding gain on available-for-sale securities	(5,642)	2,378	(3,264)
Cash flow hedges	707	(289)	418

	(5,474)	2,089	(3,385)
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(21,833)	—	(21,833)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(60,249)	25,167	(35,082)
Cash flow hedges	(246)	99	(147)

	(827,107)	331,246	(495,861)

107	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2002
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	19,511	—	19,511
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(97,342)	40,679	(56,663)
Cash flow hedges	(948)	526	(422)

	(211,661)	96,749	(114,912)
Reclassification adjustments for net loss (gain) included in net loss:
Foreign currency translation adjustments	475	—	475
Net unrealized holding gain on available-for-sale securities	78,232	(32,701)	45,531
Cash flow hedges	(767)	(275)	(1,042)

	77,940	(32,976)	44,964
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	19,986	—	19,986
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(19,110)	7,978	(11,132)
Cash flow hedges	(1,715)	251	(1,464)

	(133,721)	63,773	(69,948)

108	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥34,184 million as of March 31, 2004.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of March 31, 2004, the undiscounted maximum potential future payments under such guarantees amounted to ¥597,113 million of which ¥131,539 million is covered by consumer credit insurance. The Company has accrued ¥4,124 million as an obligation to stand ready to perform over the term of the guarantees.

HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2004 is as follows:

Yen (millions)
Total commitment available	632,713
Amount utilized	9,421

Balance available	623,292

A portion of these revolving lines of credit is pending credit approval, and cannot be utilized.

The Company and certain of its subsidiaries hold line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of March 31, 2004 amounted to ¥179,143 million.

As of March 31, 2004, outstanding commitments for the purchase of property, plant and equipment were approximately ¥26,526 million.

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Balance at beginning of year	105,297	98,865
Expense recognized upon issuance of warranties	56,422	26,740
Payment of cash or in kind	(50,471)	(20,987)
Other, including effect of foreign currency translation	(3,474)	679

Balance at end of year	107,774	105,297

109	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2004 and 2003, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2004	2003
Notes discounted	3,839	3,639
Notes endorsed	15,592	24,924

	19,431	28,563

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company.

(17)	Impairment Losses for Long-Lived Assets

The Company and certain subsidiaries recognized impairment losses for long-lived assets for the years ended March 31, 2004, 2003 and 2002 in the amount of ¥26,085 million, ¥8,474 million and ¥46,115 million, respectively.

For the year ended March 31, 2004, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥13,391 million in the Corporate division and ¥8,175 million in the Information & Telecommunication Systems division. These losses, in part, were the result of change in the manner the assets were used.

For the year ended March 31, 2003, the majority of the impairment losses were recorded on the Company’s Device Development Center, which develops semiconductor products, resulted from the Company’s realignment of the semiconductor operations.

Certain subsidiaries recognized impairment losses for the year ended March 31, 2002 in the amount of ¥46,115 million. Impairment losses resulted due mainly to the significant decline in demand and prices of semiconductor products.

110	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered as restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Yen (millions)
	2004	2003	2002
Special termination benefits	18,155	—	185,105
Loss on fixed assets	10,458	—	51,316
Loss on disposal of inventories	—	—	19,451
Lease termination and business partner compensation	—	—	11,487
Cost incurred in association with employee termination including retraining and outplacement	—	—	7,404
Others	—	—	13,333

Total restructuring charges	28,613	—	288,096

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB’s EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement were effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the Company. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2004, 2003 and 2002 is as follows:

	Yen (millions)
	2004	2003	2002
Balance at beginning of the year	—	114,266	2,371
New charges	18,155	—	185,105
(employees to be terminated)	2,143	—	22,422
Cash payments	(17,247)	(114,213)	(73,252)
(employees actually terminated)	2,037	10,077	12,681
Foreign currency exchange rate changes	—	(53)	42

Balance at end of the year	908	—	114,266

111	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following represent significant restructuring activities for the year ended March 31, 2004 by business line:

1.	Power & Industrial Systems division restructured in order to address the general weakness in demand primarily in Japan. The accrued special termination benefits newly charged amounted to ¥1,414 million. The liabilities for special termination benefits in the amount of ¥715 million will be paid by March 2005. Total restructuring charges consisted only of special termination benefits.

2.	Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits newly charged amounted to ¥14,394 million. The liabilities for special termination benefits in the amount of ¥26 million will be paid by March 2005. Total restructuring charges amounted to ¥17,760 million.

3.	High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits newly charged amounted to ¥2,347 million. The liabilities for special termination benefits in the amount of ¥167 million will be paid by March 2005. Total restructuring charges amounted to ¥9,439 million.

For the year ended March 31, 2002, the Company and certain subsidiaries incurred restructuring charges in the amount of ¥288,096 million. The restructuring resulted from the Company’s corporate strategy to realign its organization to cope with the weak global demand for IT related products, intense price competition and continuous economic slow down in Japan. The restructuring charges by major division are as follows:

	Yen (millions)
	IT Systems	Electronic Devices	Digital Media & Consumer Products	High Functional Materials & Components	Other	Total
Special termination benefits	45,294	46,301	21,510	11,613	60,387	185,105
Loss on fixed assets	2,220	25,695	7,485	10,321	5,595	51,316
Loss on disposal of inventories	14,548	1,902	1,410	275	1,316	19,451
Lease termination and business partner compensation	877	3,061	5,486	276	1,787	11,487
Cost incurred in association with employee termination including retraining and outplacement	678	2,210	2,318	894	1,304	7,404
Others	173	3,549	1,036	2,314	6,261	13,333

Total restructuring charges	63,790	82,718	39,245	25,693	76,650	288,096

112	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Restructuring charges related to lease termination and business partner compensation, cost incurred in association with employee termination including retraining and outplacement, and others have been accrued as liabilities. The majority of the liabilities were paid by March 2002. In addition to the liabilities above, special termination benefits have been accrued as liabilities and were substantially paid by March 2003.

The following represent significant restructuring activities by business line:

1.	Information & Telecommunication Systems (“IT Systems”) division restructured its telecommunications business in North America. The exit strategy called for a complete exit except for the after-service business by March 2002. The decision came as the result of its major customer filing for bankruptcy and required liquidation of all financial assets and obligations of the business. As a result, the Company and certain subsidiaries disposed of inventories and fixed assets. The charges in connection with such restructuring amounted to ¥23,369 million, including the accrual of ¥9,342 million mainly for special termination benefits. The liabilities recognized were paid by March 2003.

2.	Electronic Devices division decided to shut down several cathode ray tube monitor manufacturing plants and production lines in Japan, Singapore and Malaysia, and direct view color television product lines in North America. This decision was due to intense competition and general overcapacity in the market. The plan called for a complete exit from the business by the end of April 2002 and involved the Company and certain subsidiaries disposing of inventories and fixed assets. The charges in connection with such restructuring amounted to ¥30,412 million, and an accrual of ¥13,921 million for special termination benefits and ¥4,851 million mainly for cancellation penalties were made. The liabilities for special termination benefits were paid by March 2003 and the remaining liabilities were substantially paid by March 2002.

Semiconductor facilities and production lines were reorganized in Japan in response to a sharp decline in semiconductor product prices and general overcapacity in the market, was as the result of the decline in demand for semiconductor products used in PCs and mobile communications equipment. The reorganization plan included moving front-end production operations to newer lines to maximize efficiency and back-end production bases were consolidated, resulting in a fewer number of bases. The associated restructuring charges amounted to ¥45,510 million, including an accrual of ¥37,156 million. The liabilities for special termination benefits in the amount of ¥28,479 million were paid by March 2003, and the liabilities in the amount of ¥8,677 million incurred mainly for removal costs were substantially paid by March 2002.

113	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	Digital Media & Consumer Products division restructured its television manufacturing plants and related distribution network in order to address the general weakness in consumer demand. This restructuring was in response to the slow down of the global economy and general decline in color television prices. In order to strengthen its global competitiveness, the Company decided to consolidate its manufacturing operation and streamline its sales channels. As part of the restructuring effort within Asia, the Company decided to transfer color television product management, R&D and manufacturing capabilities, and vacuum cleaner production from Singapore to certain subsidiaries in China, Indonesia and Thailand. U.K. sales and manufacturing subsidiaries were liquidated in February 2002 in an effort to reorganize the European sales channel. The Company disposed of inventories and fixed assets in the process of implementing its restructuring measures. The charges in connection with such restructuring amounted to ¥9,581 million. The liabilities for special termination benefits in the amount of ¥3,634 million were paid by March 2002, and the liabilities for lease termination and others which amounted to ¥2,719 million were substantially paid by March 2002.

4.	In High Functional Materials & Components division, the mobile telephone parts business was restructured as the result of weak demand for IT related parts and supplies. Restructuring measures taken included streamlining of the production lines in Japan and shutting down of manufacturing plants in Malaysia and Japan. The charges in connection with such restructuring amounted to ¥23,474 million, with ¥11,940 million accrued mainly for special termination benefits. The liabilities were paid by March 2003.

5.	A restructuring charge of ¥76,650 million, of which ¥60,387 million represented special termination benefits was incurred in the other remaining businesses of the Company.

(19)	Other Income and Other Deductions

“Other income” for the year ended March 31, 2004 and “Other deductions” for the years ended March 31, 2003 and 2002 includes the net gain on securities in the amount of ¥130,175 million and the net loss on securities in the amount of ¥660 million and ¥80,938 million, respectively. Equity in earnings of affiliated companies included in “Other income” for the year ended March 31, 2004 and “Other deductions” for the years ended March 31, 2003 and 2002 is a gain of ¥10,120 million and losses of ¥15,803 million and ¥35,756 million, respectively.

For the year ended March 31, 2003, the Company and certain subsidiaries recorded a net periodic benefit cost of ¥24,857 million which was generated as the result of adopting EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

For the years ended March 31, 2004 and 2003, net gain on sale and disposal of rental assets and other property, classified as “Other income,” amounted to ¥1,715 million and ¥23,658 million, respectively, while net loss on sale and disposal of rental assets and other property of ¥15,150 million was included in “Other deductions” for the year ended March 31, 2002.

114	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	Number of shares
	2004	2003	2002
Weighted average number of shares on which basic net income (loss) per share is calculated	3,303,624,737	3,351,624,705	3,337,850,007
Effect of dilutive securities:
6th series convertible debentures	—	—	—
7th series convertible debentures	—	—	—
Stock option	134,551	—	—

Number of shares on which diluted net income (loss) per share is calculated	3,303,759,288	3,351,624,705	3,337,850,007

	Yen (millions)
	2004	2003	2002
Net income (loss) applicable to common stockholders	15,876	27,867	(483,837)
Effect of dilutive securities:
6th series convertible debentures	—	—	—
7th series convertible debentures	—	—	—
Other	(192)	(402)	—

Net income (loss) on which diluted net income (loss) per share is calculated	15,684	27,465	(483,837)

	Yen
Net income (loss) per share:
Basic	4.81	8.31	(144.95)
Diluted	4.75	8.19	(144.95)

The net loss per share computation for the year ended March 31, 2002 excludes all series convertible debentures because their effect would have been antidilutive. The net income per share computation for the years ended March 31, 2003 and 2004 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 6th series convertible debentures were redeemed in September 2003.

115	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21)	Supplementary Income Information

	Yen (millions)
	2004	2003	2002
Taxes other than income taxes consist of the following:
Property	40,001	45,318	43,396
Welfare	199,630	203,196	202,369
Other	12,969	12,277	15,596

	252,600	260,791	261,361

Maintenance and repairs	69,084	83,660	89,786
Research and development expense	371,825	377,154	415,448
Advertising expense	48,512	52,165	55,075
Rent	142,649	156,552	155,237
Exchange (gain) loss	17,484	18,262	(7,424)

(22)	Supplementary Cash Flows Information

	Yen (millions)
	2004	2003	2002
Cash paid during the year for:
Interest	32,128	35,932	52,881
Income taxes	93,858	94,013	159,132

Convertible debentures issued by the Company of ¥1 million in 2004 and ¥556 million in 2002 were converted into common stock. Convertible debentures issued by subsidiaries of ¥6,769 million in 2004, ¥4,728 million in 2003 and ¥579 million in 2002 were converted into subsidiaries’ common stock. Capital lease assets of ¥3,998 million in 2004, ¥4,050 million in 2003 and ¥3,874 million in 2002 were capitalized.

The proceeds from sale of securities classified as available-for-sale discussed in note 3 are included in both “(Increase) decrease in short-term investments” and “Proceeds from sale of investments and subsidiaries’ common stock” on the consolidated statements of cash flows.

116	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(23)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 35% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

117	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Interest charges for the year ended March 31, 2004 include losses of ¥1,098 million which represents the component excluded from the assessment of hedge effectiveness.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2004, 2003 and 2002.

118	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

It is expected that approximately ¥231 million of gains recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income and other deductions during the year ending March 31, 2005.

As of March 31, 2004, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 50 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2004, 2003 and 2002 include losses of ¥356 million, losses of ¥497 million and gains of ¥667 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. Interest charges for the year ended March 31, 2004 include losses of ¥257 million which represents the component of the hedging ineffectiveness.

During the year ending March 31, 2005, approximately ¥33 million of losses recorded in AOCI related to the interest rate swaps are expected to be reclassified into interest charges as a yield adjustment of the hedged debt obligations.

The contract or notional amounts of derivative financial instruments held as of March 31, 2004 and 2003 are summarized as follows:

	Yen (millions)
	2004	2003
Forward exchange contracts:
To sell foreign currencies	235,750	187,093
To buy foreign currencies	29,462	27,584
Cross currency swap agreements:
To sell foreign currencies	23,896	51,789
To buy foreign currencies	132,842	128,717
Interest rate swaps	445,609	484,961
Option contracts	8,708	828

(24)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

119	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(25)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and its subsidiaries’ incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004		2003
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	177,949	177,949	186,972	186,972
Investments and advances	312,484	312,489	299,143	299,138
Derivatives (Assets):
Forward exchange contracts	3,422	3,422	668	668
Cross currency swap agreements	1,961	1,961	279	279
Interest rate swaps	2,024	2,024	1,921	1,921
Option contracts	3	3	10	10
Long-term debt	(1,873,749)	(1,893,728)	(2,014,738)	(2,064,192)
Derivatives (Liabilities):
Forward exchange contracts	(353)	(353)	(1,333)	(1,333)
Cross currency swap agreements	(8,610)	(8,610)	(3,045)	(3,045)
Interest rate swaps	(3,669)	(3,669)	(3,853)	(3,853)
Option contracts	(60)	(60)	(3)	(3)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2004 and 2003 totaled ¥77,242 million and ¥75,860 million, respectively.

120	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(26)	Merger and Acquisition

On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 shares of the Company’s common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of ¥23,635 million based on the quoted market price of ¥940 per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

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

On December 31, 2002, the Company purchased a majority ownership interest in a company to which the hard disk drive operations and related intellectual property portfolio had been transferred from International Business Machines Corp. (IBM) for a total cash purchase price (excluding acquisition costs) of ¥222,262 million, including certain purchase price adjustments subsequent to the initial purchase date. The purchase price and the amount of goodwill recorded upon acquisition may be reduced. The purchase price is payable in three installments, of which the first two installments were paid in the years ended March 31, 2003 and 2004, with the remaining payment due in December 2005.

On January 1, 2003, this company began operating as Hitachi Global Storage Technologies Netherlands B.V. (HGST). HGST offers a full array of hard disk drives and this acquisition will complement and expand the Company’s product portfolio, production capacity, research and development and distribution channels globally.

121	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Upon closing, the Company obtained full voting rights to HGST and, as a result, has consolidated all of its assets and liabilities in the consolidated balance sheet, with the remaining installment payments recorded as liabilities.

The amounts assigned to each major asset and liability caption of HGST at the acquisition date are as follows:

Yen (millions)
Current assets	94,865
Non-current assets	184,326
Goodwill	15,138
Current liabilities	(35,948)
Non-current liabilities	(32,159)
Net assets acquired	(226,222)

The purchase price upon closing is as follows:

Yen (millions)
Cash paid to IBM in the year ended March 31, 2003 and 2004	180,251
Cash to be paid to IBM	42,011
Direct acquisition costs	3,960

Total purchase price	226,222

In-process research and development assets amounting to ¥2,787 million have been acquired as part of the purchase and have been written off at the date of acquisition as these assets are considered as not having alternative use. The write-off has been recorded as selling, general and administrative expenses.

The results of operations of the acquired company beginning on December 31, 2002 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net loss and the per share information of the Company, with assumed acquisition dates of April 1, 2002 and 2001, respectively, are as follows:

	Yen (millions)
	2003	2002
Revenue	8,541,202	8,480,778
Net loss	(149,891)	(529,055)

	Yen
	2003	2002
Basic net loss	(44.72)	(158.50)
Diluted net loss	(44.84)	(158.50)

122	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Stock Option Plans

The Company has three stock option plans under which non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company’s common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four or five years after the date of grant. The Company recognized no compensation expense related to employee stock options for the years ended March 31, 2004, 2003 and 2002.

A summary of stock option plans activity for the years ended March 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002
	Stock options (shares)	Weighted- average exercised price (yen)	Stock options (shares)	Weighted- average exercised price (yen)	Stock options (shares)	Weighted- average exercised price (yen)
Outstanding at beginning of year	1,165,000	1,314	1,437,000	1,314	527,000	1,451
Granted	1,305,000	561	—	—	1,090,000	1,270
Forfeited	(276,000)	1,315	(272,000)	1,311	(180,000)	1,451

Outstanding at end of year	2,194,000	866	1,165,000	1,314	1,437,000	1,314

Weighted-average remaining contractual life	2.8 years		3.1 years		4.1 years
Options exercisable at end of year	889,000 shares		1,165,000 shares		347,000 shares

The exercise prices of the stock options outstanding as of March 31, 2004 are ¥1,451, ¥1,270 and ¥561.

In addition, in April 2004, the Board of Directors decided to propose the adoption of stock option plans for non-employee directors, executive officers and certain employees to the general shareholders’ meeting to be held in June 2004. In accordance with the proposals, up to 1,500,000 options to purchase of the Company’s common stock will be granted at exercise prices not less than market value at the date of grant, and are exercisable from one year after the date of grant and expire four years after the date of grant.

123

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Reserves

Years ended March 31, 2004, 2003 and 2002

(In millions of yen)

	Balance at beginning of period	Charged to income	Net decrease in unearned income	Bad debts written off	Balance at end of period
Year ended March 31, 2004:
Allowance for doubtful receivables	39,768	7,423	—	(4,431)	42,760
Unearned income-installment financing	752	—	(225)	—	527

	40,520	7,423	(225)	(4,431)	43,287

Year ended March 31, 2003:
Allowance for doubtful receivables	34,884	9,656	—	(4,772)	39,768
Unearned income-installment financing	1,007	—	(255)	—	752

	35,891	9,656	(255)	(4,772)	40,520

Year ended March 31, 2002:
Allowance for doubtful receivables	21,028	19,200	—	(5,344)	34,884
Unearned income-installment financing	1,231	—	(224)	—	1,007

	22,259	19,200	(224)	(5,344)	35,891

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Hitachi has filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 24, 2004 (English Translation)

1.2	Share Handling Regulations of Hitachi, Ltd., as amended on July 20, 2004 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 24, 2004 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

Hitachi has not included as exhibits certain instruments with respect to its long-term debt. The total amount of long-term debt securities of the Company or its subsidiaries, authorized under any instrument does not exceed 10% of Hitachi’s total assets. Hitachi hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hitachi, Ltd. (Registrant)

Date: August 20, 2004	By:	/s/ Takashi Hatchoji
		Name:	Takashi Hatchoji
		Title:	Senior Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 24, 2004 (English Translation)

1.2	Share Handling Regulations of Hitachi, Ltd., as amended on July 20, 2004 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 24, 2004 (English Translation)

8.1	List of Subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code