Form 20-F
period 2005-03-31
HITACHI LTD
filed 2005-08-26
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-8320

KABUSHIKI KAISHA HITACHI SEISAKUSHO

(Exact name of Registrant as specified in its charter)

Hitachi, Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-8280, Japan

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

As of March 31, 2005, 3,368,126,056 shares of common stock were outstanding.

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

* Not for trading, but only for technical purposes in connection with the listing of the ADSs.

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

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the markets for such products;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2005 is sometimes referred to in this annual report as “fiscal 2004,” and other fiscal years may be referred to in a corresponding manner. References to years not specified as fiscal years are to calendar years.

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

	Year ended March 31,
	2001	2002	2003	2004	2005
	(Millions of yen, except per share amounts and number of shares issued)
Total revenues	8,416,982	7,993,784	8,191,752	8,632,450	9,027,043
Income (loss) before income taxes and minority interests	323,655	(586,072)	96,828	237,149	264,506
Net income (loss)	104,380	(483,837)	27,867	15,876	51,496
Per common share:
Net income (loss)
Basic	31.27	(144.95)	8.31	4.81	15.53
Diluted	30.32	(144.95)	8.19	4.75	15.15
Cash dividends declared	11.00	3.00	6.00	8.00	11.00
	($0.094)	($0.024)	($0.049)	($0.074)	($0.105)

Cash and cash equivalents	1,381,603	1,029,374	828,171	764,396	708,715
Short-term investments	433,650	178,933	186,972	177,949	146,568
Total assets	11,246,608	9,915,654	10,179,389	9,590,322	9,736,247
Short-term debt and current installments of long-term debt	1,611,855	1,199,921	1,328,446	1,183,463	1,183,474
Long-term debt	1,881,270	1,798,303	1,512,152	1,314,102	1,319,032
Minority interests	825,158	798,744	751,578	798,816	921,052
Stockholders’ equity	2,861,502	2,304,224	1,853,212	2,168,131	2,307,831
Common stock	281,754	282,032	282,032	282,032	282,033
Number of shares issued (thousand shares)	3,337,932	3,338,481	3,368,124	3,368,125	3,368,126

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Translation of dividend amounts into U.S. dollars is based on such rates at each respective payment date. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2001	111.65
2002	125.64
2003	121.10
2004	112.75
2005	107.35
February 2005		105.84	103.70
March 2005		107.49	103.87
April 2005		108.67	104.64
May 2005		108.17	104.41
June 2005		110.91	106.64
July 2005		113.42	110.47

On August 19, 2005, the yen exchange rate per U.S. dollar was 110.68 yen per $1.

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

Risks Related to Economic Environment

Economic trends

Decreases in consumer spending and private-sector plant and equipment investment due to economic downturns in Japan, North America, Asia and other major markets where Hitachi does business, or direct or indirect restrictions on imports by other nations, may negatively impact Hitachi’s business results by reducing demand and increasing price competition for the products and services Hitachi offers. In addition, the adverse economic environment may result in increased risks of excess inventories and overcapacities, and further restructuring measures by Hitachi, which could involve associated expenses.

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

Risks Related to Industrial Sectors and Business Lines

Rapid technological innovation

New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the fields of information systems, electronics and digital media. The development of new and advanced technologies, the continuous, timely and cost-effective incorporation of such technologies into products and services, and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that Hitachi’s research and development will result in success. Should Hitachi fail in its endeavors to develop and incorporate into products and services such advanced technologies, and achieve market acceptance for such products and services, the results of operations of related Hitachi businesses may be negatively impacted.

Intense competition

The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Globalization of markets and commoditization of such products are making price competition in the business sectors in which Hitachi is engaged increasingly intense. Products which are facing intense price competition or decreases in prices include computer-related products, such as hard disk drives, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays, digital media products and home appliances. To succeed in this competitive environment, Hitachi believes its products and services must be competitive in terms of price, engineering expertise, quality and brand value. Hitachi cannot be certain that the products or services that it offers will be competitive, and should such products or services fail to be competitive, Hitachi’s business results may be negatively affected.

Supply and demand balance

Supply in excess of demand leads to a decline in selling prices and thus, such oversupply in the markets in which Hitachi is involved may adversely affect Hitachi’s performance. In addition, Hitachi may be forced to dispose of overcapacity and obsolete equipment to adjust to demand, which can cause Hitachi losses. The semiconductor industry and the liquid crystal display industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp falls in prices and overcapacity. The liquid crystal display business and the semiconductor business conducted primarily by subsidiaries and affiliates of the Company may be negatively impacted by a periodic oversupply in the global markets in the future.

Material and component procurement

Hitachi’s manufacturing operations rely on third parties for supplies of parts, components and services of adequate quality and quantity and in a timely manner. External suppliers may have other customers and may not have sufficient capacity to meet all of the needs of such customers during periods of excess demand. Although in general, Hitachi maintains multiple sources of supply and works closely with its suppliers to avoid supply-related problems, such problems including shortages and delays may occur, which could materially harm Hitachi’s business. In addition, reliance on outside sources increases the risk that Hitachi will not be able to control or avoid the introduction under the Hitachi name of products incorporating defective or inferior components, which could impose expenses for product recalls and lawsuits on Hitachi and adversely affect Hitachi’s business results or its reputation for quality products. In addition, an increase in Hitachi’s production costs due to a sharp rise in prices of materials and components that Hitachi purchases could negatively affect Hitachi’s business results.

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

Acquisitions, joint ventures and strategic alliances

In every operating sector, Hitachi depends to some degree on acquisitions of other companies, joint ventures and strategic alliances with outside partners to design and develop key new technologies and products, and to strengthen competitiveness. Such transactions are inherently risky, including because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect Hitachi’s business. The success of alliances may also be adversely affected by decisions or performance of alliance partners that Hitachi cannot control or by adverse business trends. Hitachi may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that these transactions will be beneficial to Hitachi’s business or financial condition. Even assuming these transactions are beneficial, there can be no assurance that Hitachi will be able to successfully integrate acquired businesses or achieve all or any of the initial objectives of these transactions.

Restructuring of business

Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by closing unprofitable operations, divesting its subsidiaries and affiliated companies, reorganizing production bases and sales network and reducing its workforce. In connection with these actions, Hitachi is incurring costs that adversely affect Hitachi’s financial results and condition. Restructuring measures may be constrained or plans may not be implemented in a timely manner due to governmental regulations, employment issues and a lack of demand in the M&A market for businesses Hitachi may seek to sell. Moreover, Hitachi may not achieve all of the objectives of these actions.

Business activities in overseas markets

Hitachi seeks to expand its business in overseas markets as part of its business strategy. Through such overseas expansion, Hitachi aims to increase its revenues, reduce its costs and improve its profitability. Hitachi’s overseas business activities may be adversely affected by various factors in foreign countries where it operates, including changes in regulations relating to investments, export, tariffs, antitrust, consumer and business taxation and exchange controls, differences in commercial and business customs, labor relations, public sentiment against Japan and other political and social factors as well as economic trends and currency exchange rate fluctuations. There can be no assurance that Hitachi will be able to achieve all or any of the initial aims of its strategy.

Measures taken under the medium-term management plan

In January 2003, Hitachi announced a new medium-term management plan through the fiscal year ending March 31, 2006. Hitachi plans to realign its business portfolio by exiting certain businesses and increasing focus on targeted businesses under the management plan. A variety of exit strategies may be employed to exit the selected businesses, including divestiture and closure. Significant costs are expected in connection with these actions, including costs related to the restructuring of businesses and losses related to the sale of securities. While increasing focus on targeted businesses may require a significant commitment to investment and research and development, there can be no assurance that Hitachi’s investment and research and development efforts will be successful. In addition, there can be no assurance that the strategic realignment of businesses under the plan will be beneficial to Hitachi’s business or financial condition. Even assuming the strategic realignment would be beneficial, Hitachi may fail to properly implement the measures under the plan, which might adversely affect Hitachi’s financial condition and results of operations.

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

Marketable securities risks

Hitachi owns marketable securities that are exposed to stock market risks. Declines in stock market prices may require Hitachi to write down equity securities that it holds, which may have an adverse effect on Hitachi’s financial condition and results of operations.

Access to liquidity and long-term financing

Hitachi’s primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper and other debt securities. A downgrade in Hitachi’s credit ratings could result in increases in Hitachi’s interest expenses and could have an adverse impact on Hitachi’s ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on Hitachi’s financial position and liquidity. Although Hitachi has access to other sources of liquidity, including bank borrowings, cash flows from its operations and sales of its assets, Hitachi cannot be sure that these other sources will be adequate or on terms acceptable to it if any adverse conditions arise. A failure of one or more of Hitachi’s major lenders, a decision by one or more of them to stop lending to Hitachi or instability in the Japanese capital markets could have an adverse impact on Hitachi’s access to funding.

Retirement benefits

Hitachi has a significant amount of employee retirement benefit costs which are derived from actuarial valuations based on a number of assumptions. Inherent in these valuations are key assumptions used in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to make judgments regarding the key assumptions by taking into account various factors including personnel demographics, market conditions and expected trends in interest rates. Although management believes that its key assumptions are reasonable in light of the various underlying factors, there can be no assurance that the key assumptions will correspond to actual results. If the Company’s key assumptions differ from actual results, the consequent deviation of actual pension costs from estimated costs may have a material adverse effect on Hitachi’s financial condition and results of operations. In addition, the Company may change these key assumptions, such as the discount rate or the expected return on plan assets. Changes in key assumptions may also have a material adverse effect on Hitachi’s financial condition and results of operations.

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

Foreign exchange fluctuations

Market prices for the ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

Rights of ADS holders

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from the Company. However, ADS holders will not be able to bring derivative actions, examine the Company’s accounting books and records, or exercise appraisal rights through the depositary.

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

A. History and Development of the Company

The Company was founded in 1910 as a small electric repair shop and was incorporated as Hitachi, Ltd. (Kabushiki Kaisha Hitachi Seisakusho), a joint stock corporation, in 1920 under the laws of Japan. Its registered office is located at 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan. The telephone number of the Company’s principal executive office is +81-3-3258-1111.

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

In recent years, Hitachi has accelerated its business reorganization, including to facilitate Hitachi’s goal of maximizing growth by combining and utilizing the diverse management resources within Hitachi in the most effective and efficient ways.

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

On October 1, 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. into itself. The Company allocated 0.521 shares of the Company for each share of TOKICO LTD., excluding those shares already held by the Company. The Company made this allocation exclusively with treasury shares. The Company believes that this transaction will strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

On April 1, 2005, the Company acquired 30.1% shares of its equity-method affiliate, Fujitsu Hitachi Plasma Display Limited (“FHP”), from Fujitsu Limited, and made it a consolidated subsidiary. The Company believes that this transaction will strengthen both its plasma display panel business and its plasma television business by integrating business strategies of the Company and FHP and by developing high value-added products utilizing the Company’s know-how.

Hitachi’s capital expenditures for fixed assets on a completion basis were ¥959,593 million, ¥816,547 million and ¥787,496 million in fiscal 2004, 2003 and 2002. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products and electronic devices, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The increase in capital expenditures in fiscal 2004 was primarily due to an increase in purchases of assets to be leased, an increase of manufacturing equipment for hard disk drives, automotive products and construction machinery in response to an increased demand for these products. The increase in capital expenditures in fiscal 2003 was primarily due to an increase in purchases of assets to be leased as a result of increased demand for leases of such assets. In fiscal 2005, Hitachi expects to increase its capital expenditures in the areas of hard disk drives, automotive products, construction machinery and high-functional materials. Hitachi expects capital expenditure investments in fiscal 2005 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Hitachi’s business is highly diversified. Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method, as required by a ministerial ordinance under the Securities and Exchange Law of Japan. The industry segments and major categories of products and services offered in each segment as of March 31, 2005 are as follows:

•	Information & Telecommunication Systems. Systems integration, outsourcing services, software, hard disk drives, disk array subsystems, servers, mainframes, personal computers, telecommunications equipment and ATMs;

•	Electronic Devices. Liquid crystal displays, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment;

•	Power & Industrial Systems. Nuclear power plants, thermal power plants, hydroelectric power plants, plant engineering and construction, industrial machinery and plants, automotive products, construction machinery, elevators, escalators, railway vehicles and air-conditioning equipment;

•	Digital Media & Consumer Products. Optical disk drives, televisions, LCD projectors, mobile phones, room air conditioners, refrigerators, washing machines, information storage media and batteries;

•	High Functional Materials & Components. Wires and cables, copper products, semiconductor materials, circuit boards and materials, organic and inorganic chemical products, synthetic resin products, LCD materials, specialty steels, magnetic materials, malleable cast-iron products and forged and cast-steel products;

•	Logistics, Services & Others. General trading, logistics and property management; and

•	Financial Services. Leasing, Loan guarantees and insurance services.

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

Overseas revenues amounted to ¥3,277,440 million in fiscal 2004, accounting for 36% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi’s operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

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

Industry segment

	Year ended March 31,
	2003		2004		2005
	(Millions of yen, except percentage data)
Revenues
Information & Telecommunication Systems	1,899,651	19%	2,314,552	23%	2,268,386	21%
Electronic Devices	1,570,069	15	1,312,380	13	1,320,177	12
Power & Industrial Systems	2,297,068	22	2,297,913	22	2,515,366	24
Digital Media & Consumer Products	1,205,551	12	1,226,955	12	1,280,302	12
High Functional Materials & Components	1,248,550	12	1,297,085	13	1,504,312	14
Logistics, Services & Others	1,449,594	14	1,256,266	12	1,248,296	12
Financial Services	579,267	6	550,982	5	529,695	5

Subtotal	10,249,750	100%	10,256,133	100%	10,666,534	100%

Eliminations and Corporate Items	(2,057,998)		(1,623,683)		(1,639,491)

Total	8,191,752		8,632,450		9,027,043

Operating Income (Loss)
Information & Telecommunication Systems	110,523	—%	69,932	33%	67,761	21%
Electronic Devices	(23,242)	—	30,424	15	37,017	12
Power & Industrial Systems	53,253	—	33,933	16	73,661	23
Digital Media & Consumer Products	6,204	—	6,951	3	8,694	3
High Functional Materials & Components	18,301	—	46,767	22	87,514	28
Logistics, Services & Others	10,352	—	533	0	9,808	3
Financial Services	12,067	—	22,388	11	31,073	10

Subtotal	187,458	—%	210,928	100%	315,528	100%

Eliminations and Corporate Items	(34,491)		(26,065)		(36,473)

Total	152,967		184,863		279,055

Segment Assets
Information & Telecommunication Systems	1,702,104	16%	1,759,163	18%	1,767,074	18%
Electronic Devices	1,345,835	13	899,821	9	838,605	8
Power & Industrial Systems	2,194,445	21	2,191,091	22	2,357,504	23
Digital Media & Consumer Products	782,420	8	781,386	8	719,168	7
High Functional Materials & Components	1,298,973	13	1,185,662	12	1,301,039	13
Logistics, Services & Others	1,016,599	10	1,027,699	10	932,354	9
Financial Services	1,932,459	19	2,062,921	21	2,157,409	22

Subtotal	10,272,835	100%	9,907,743	100%	10,073,153	100%

Eliminations and Corporate Items	(93,446)		(317,421)		(336,906)

Total	10,179,389		9,590,322		9,736,247

Depreciation & Amortization
Information & Telecommunication Systems	106,958	19%	150,406	28%	158,184	29%
Electronic Devices	120,911	22	55,773	10	48,240	9
Power & Industrial Systems	77,697	14	83,608	15	83,947	15
Digital Media & Consumer Products	43,083	8	40,037	7	40,275	7
High Functional Materials & Components	75,833	13	69,806	13	69,425	13
Logistics, Services & Others	32,700	6	30,545	6	28,887	5
Financial Services	102,468	18	113,268	21	118,251	22

Subtotal	559,650	100%	543,443	100%	547,209	100%

Eliminations and Corporate Items	6,719		10,171		10,241

Total	566,369		553,614		557,450

Tangible & Intangible Asset Increase
Information & Telecommunication Systems	203,380	18%	167,928	16%	176,885	15%
Electronic Devices	107,373	9	42,292	4	50,834	4
Power & Industrial Systems	94,920	8	83,170	8	110,234	10
Digital Media & Consumer Products	37,074	3	34,276	3	45,063	4
High Functional Materials & Components	64,511	6	65,636	6	81,326	7
Logistics, Services & Others	35,498	3	35,599	4	35,830	3
Financial Services	608,434	53	606,650	59	667,667	57

Subtotal	1,151,190	100%	1,035,551	100%	1,167,839	100%

Eliminations and Corporate Items	(65,483)		(20,302)		23,052

Total	1,085,707		1,015,249		1,190,891

Geographic segment

	Year ended March 31,
	2003		2004		2005
	(Millions of yen, except percentage data)
Revenues
Japan
Outside customer sales	6,290,654	65%	6,364,411	64%	6,598,002	63%
Intersegment transactions	1,026,916	11	854,532	9	937,814	9

Total	7,317,570	76	7,218,943	73	7,535,816	72
Asia
Outside customer sales	651,228	7	993,471	10	1,059,197	10
Intersegment transactions	351,006	3	312,153	3	388,249	4

Total	1,002,234	10	1,305,624	13	1,447,446	14
North America
Outside customer sales	802,582	8	784,782	8	798,266	8
Intersegment transactions	38,753	1	25,894	0	34,224	0

Total	841,335	9	810,676	8	832,490	8
Europe
Outside customer sales	379,615	4	404,278	4	470,792	5
Intersegment transactions	28,382	0	32,949	1	20,015	0

Total	407,997	4	437,227	5	490,807	5
Other Areas
Outside customer sales	67,673	1	85,508	1	100,786	1
Intersegment transactions	2,645	0	2,655	0	3,545	0

Total	70,318	1	88,163	1	104,331	1

Subtotal	9,639,454	100%	9,860,633	100%	10,410,890	100%

Eliminations and Corporate Items	(1,447,702)		(1,228,183)		(1,383,847)

Total	8,191,752		8,632,450		9,027,043

Operating Income (note 4)
Japan	155,684	82%	177,102	77%	274,389	83%
Asia	18,357	10	33,363	15	27,538	8
North America	6,336	3	4,733	2	10,188	3
Europe	6,720	4	10,512	5	16,382	5
Other Areas	2,097	1	3,245	1	3,260	1

Subtotal	189,194	100%	228,955	100%	331,757	100%

Eliminations and Corporate Items	(36,227)		(44,092)		(52,702)

Total	152,967		184,863		279,055

Segment Assets
Japan	7,935,395	81%	7,706,490	82%	7,680,748	79%
Asia	731,108	7	669,146	7	857,825	9
North America	592,530	6	496,116	5	611,098	6
Europe	502,446	5	516,818	5	520,391	5
Other Areas	55,824	1	63,238	1	75,590	1

Subtotal	9,817,303	100%	9,451,808	100%	9,745,652	100%

Eliminations and Corporate Items	362,086		138,514		(9,405)

Total	10,179,389		9,590,322		9,736,247

Revenues by market

	Year ended March 31,
	2003		2004		2005
	(Millions of yen, except percentage data)
Domestic revenues	5,546,543	68%	5,654,856	66%	5,749,603	64%
Overseas revenues
Asia	1,017,439	12	1,212,844	14	1,406,883	15
North America	890,684	11	873,243	10	901,855	10
Europe	537,029	7	655,824	7	709,770	8
Other Areas	200,057	2	235,683	3	258,932	3
Subtotal	2,645,209	32	2,977,594	34	3,277,440	36

Total	8,191,752	100%	8,632,450	100%	9,027,043	100%

Notes:

1.	Revenues by industry and geographic segments include intersegment transactions.

2.	Geographic segments are based on the location of Hitachi’s facilities where products or services are produced.

3.	Figures for revenues by market are based on the locations of the customer to whom Hitachi’s products or services are sold.

4.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” are included as part of operating income (loss). See notes 11, 17, 18 and 19 to the consolidated financial statements.

Description of Industry Segments

Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method.

Information & Telecommunication Systems

Products and services provided by Hitachi in this segment include systems integration, outsourcing services, computer hardware, software and telecommunications equipment and components. This segment groups products with many common technological aspects, facilitating operations management.

Hitachi’s computer business consists of hardware products, software and services business. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, hard disk drives, disk array subsystems, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business in which customized solutions are developed and offered to customers with Hitachi’s hardware and software products, as well as other venders’ products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications equipment and components such as switches and fiber optic components, which are delivered to customers in data and telecommunication industries.

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

In the hard disk drive business, the Company acquired the hard disk drive operations of IBM Corporation in December 2002 and integrated them with its operations. The Company seeks to strengthen its hard disk drive operations in a highly competitive market by combining the R&D capabilities of Hitachi and IBM Corporation, expanding its product line-up, increasing production capacity and enhancing its global sales and support network. The Company expects increasing demand for hard disk drives mainly due to expanding use in digital consumer products such as hard disk drive recorders as well as existing information technology products such as servers and personal computers.

In fiscal 2004, this segment accounted for 21% of total revenues before eliminations and recorded operating income of ¥67,761 million.

Electronic Devices

The Electronic Devices segment provides liquid crystal displays, or LCDs, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. A significant portion of Hitachi’s semiconductor business was transferred to Renesas in fiscal 2003 and that portion has not been included in this segment since fiscal 2003.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. In an effort to improve profitability, Hitachi has changed its product mix, shifting its focus from LCDs for notebook PCs to small and medium-sized LCDs, particularly for mobile phones, and LCDs for flat screen televisions. In October 2004, the Company and Hitachi Displays, Ltd., a wholly-owned subsidiary of the Company, together with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd., entered into an agreement to establish a joint-venture company called IPS Alpha Technology, Ltd. to manufacture and sell LCD panels for flat panel televisions. The Company expects to achieve synergies in the production of flat panel televisions as well as competitiveness in terms of the LCDs’ performance and price.

Hitachi designated the medical electronics equipment and semiconductor/LCD manufacturing and inspection equipment businesses as target businesses within the Electronic Devices segment. Hitachi seeks to strengthen these businesses by allocating resources to them.

Due to the severe business environment, Hitachi realigned its semiconductor operations in recent years. In December 1999, the Company, together with NEC Corporation, established a joint-venture company called Elpida Memory, Inc., an equity-method affiliate of the Company. Elpida Memory, Inc. has an integrated DRAM business including development, marketing and manufacturing. In November 2004, Elpida Memory, Inc. listed its shares on Tokyo Stock Exchange. On April 1, 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, jointly owned by the Company and Mitsubishi Electric. The Company believes this transfer will improve the competitiveness of its semiconductor operations through more flexible management and realizing synergies between the technologies of the Company and Mitsubishi Electric. Renesas is accounted for under the equity method.

In fiscal 2004, this segment accounted for 12% of total revenues before eliminations and recorded operating income of ¥37,017 million.

Power & Industrial Systems

In this segment, Hitachi offers power plants, industrial machinery, automotive products, construction machinery, transportation equipment and other products and related services for power utilities and industry.

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

Hitachi designated the automotive products business as a target business in this segment. In connection with this focus on the automotive products business, on October 1, 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. into itself. The Company believes that this transaction will strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi’s diverse fields of operation, especially from the technologies of information systems and electronics field.

In fiscal 2004, this segment accounted for 24% of total revenues before eliminations and recorded operating income of ¥73,661 million.

Digital Media & Consumer Products

In this segment, Hitachi manufactures and sells products in two main categories: digital media products and consumer products. The former includes optical disk drives, televisions, LCD projectors and mobile phones, while the latter comprises room air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

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

Hitachi designated plasma display panel business as a target business in this segment. In March 2005, the Company acquired, in an agreement with Fujitsu Limited, a joint-owner of FHP, patents on plasma display panel technology in March 2005. In April 2005, the Company then acquired shares of FHP from Fujitsu Limited, which resulted in FHP becoming a consolidated subsidiary of the Company as of April 1, 2005. The Company believes that this transaction will strengthen both its plasma display panel business and its plasma television business by integrating business strategies of the Company and FHP and by developing high value-added products utilizing the Company’s know-how. Further, in February 2005, the Company entered into a comprehensive collaboration agreement with Matsushita Electric Industrial Co., Ltd. in the plasma display panel business including R&D, production, marketing and intellectual property. The Company believes that this agreement will improve the Company’s competitiveness by enhancing product performance, reducing R&D costs, increasing production efficiency, responsiveness to customer needs and proper management of intellectual property.

In fiscal 2004, this segment accounted for 12% of total revenues before eliminations and recorded operating income of ¥8,694 million.

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

In April 2004, the magnetic materials business of Hitachi Metals, Ltd., a subsidiary of the Company, was combined with Sumitomo Special Metals Co., Ltd. to form a new company, NEOMAX Co., Ltd. The new company became a consolidated subsidiary of the Company as a result of the transaction.

In fiscal 2004, this segment accounted for 14% of total revenues before eliminations and recorded operating income of ¥87,514 million.

Logistics, Services & Others

This segment includes various businesses not covered by other segments, primarily consisting of sales from general trading, logistics and property management services conducted by consolidated subsidiaries of the Company. Hitachi has set up sales subsidiaries by region and by product. Hitachi also has many subsidiaries that were established to offer various services related to Hitachi’s business operations internally, such as printing and food services.

In fiscal 2004, this segment accounted for 12% of total revenues before eliminations and recorded operating income of ¥9,808 million.

Financial Services

Financial services originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization and outsourcing services.

In fiscal 2004, this segment accounted for 5% of total revenues before eliminations and recorded operating income of ¥31,073 million.

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

Sources of Supply

Hitachi purchases a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. In general, Hitachi is not dependent on any single source of supply for its raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Hitachi uses in its manufacturing processes, Hitachi monitors the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw material, parts or components that are likely to materially affect Hitachi’s business. Prices of certain raw materials, parts and components, such as petroleum products, copper, aluminum and semiconductor memories, that Hitachi purchases are volatile. Recent increases in prices of petroleum and other materials, such as steel and synthetic resins, are increasing Hitachi’s production costs, and may adversely affect its results of operations.

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

C. Organizational Structure

The table below shows major subsidiaries of the Company as of March 31, 2005. Ownership percentage of voting rights indicates voting rights owned by the Company and its subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights
Information & Telecommunication Systems
Hitachi Communication Technologies, Ltd.	Japan	100.0%
Hitachi Electronics Services Co., Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	51.9
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Software Engineering Co., Ltd.	Japan	51.9
Hitachi Systems & Services, Ltd.	Japan	63.2
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Holding Corp.	U.S.A.	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0

Electronic Devices
Hitachi Displays, Ltd.	Japan	100.0%
Hitachi High-Technologies Corporation	Japan	55.3
Hitachi Medical Corporation	Japan	63.2
Hitachi Electronic Devices (USA), Inc.	U.S.A.	100.0
Hitachi Semiconductor Singapore Pte. Ltd.	Singapore	100.0

Power & Industrial Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Hitachi Air Conditioning Systems Co., Ltd.	Japan	100.0
Hitachi Building Systems Co., Ltd.	Japan	100.0
Hitachi Construction Machinery Co., Ltd.	Japan	51.3
Hitachi Engineering Co., Ltd.	Japan	100.0
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Industries Co., Ltd.	Japan	100.0
Hitachi Kiden Kogyo, Ltd.	Japan	54.8
Hitachi Plant Engineering & Construction Co., Ltd.	Japan	57.2
Hitachi Via Mechanics, Ltd.	Japan	100.0
Japan Servo Co., Ltd.	Japan	57.8
Guangzhou Hitachi Elevator Co., Ltd.	China	70.0
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0

Digital Media & Consumer Products
Hitachi Home & Life Solutions, Inc.	Japan	100.0%
Hitachi Maxell, Ltd.	Japan	53.7
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Home Electronics (America), Inc.	U.S.A.	100.0
Shanghai Hitachi Household Appliances Co., Ltd.	China	60.0

High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.3%
Hitachi Chemical Co., Ltd.	Japan	51.6
Hitachi Metals, Ltd.	Japan	56.3

Logistics, Services & Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life Corporation	Japan	100.0
Hitachi Mobile Co., Ltd.	Japan	64.8
Hitachi Transport System, Ltd.	Japan	59.4
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Financial Services
Hitachi Capital Corporation	Japan	60.0%
Hitachi Insurance Services, Ltd.	Japan	100.0

D. Property, Plants and Equipment

Hitachi owns a significant portion of the land, plants, offices and other fixed assets necessary to conduct its business and a significant portion of Hitachi’s land, plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs. Certain of Hitachi’s properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans and bonds as of March 31, 2005 was ¥12,140 million.

The following table describes the name of the Company office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2005. Hitachi believes the following offices, divisions, groups, centers and subsidiaries comprise its major lines of business.

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
The Company:
Thermal & Hydroelectric Systems Division, etc.	Ibaraki	3,777	Power generating equipment, turbines
Automotive Systems, 2nd Business Management Division	Kanagawa	1,546	Automotive products
Research & Development Group	Tokyo, etc.	848	—
Sales Offices	Osaka, etc.	156	—
Automotive Systems, 3rd Business Management Division	Kanagawa	567	Automotive products
Head Office	Tokyo	868	—
Automotive Systems, 1st Business Management Division	Ibaraki	609	Automotive products
Enterprise Server Division	Kanagawa	349	Mainframes
Micro Device Division	Tokyo	67	Semiconductors
Digital Media Division	Kanagawa	949	Plasma televisions, LCD Projectors

Subsidiaries:
Hitachi Displays, Ltd.	Chiba	516	Liquid crystal displays
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki, etc.	1,061	Electronic materials and components
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,109	Special steels
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	313	Magnetic recording media
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki, etc.	5,534	Hydraulic excavators
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	167	—
Yamasaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	674	Electronic materials and components
Tsuchiura Works, Hitachi Cable, Ltd.	Ibaraki	552	Electronic materials and components
Densen Works, Hitachi Cable, Ltd.	Ibaraki	115	Electronic materials and components

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California U.S.A., etc.	1,829	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,594	Automotive components

For information on Hitachi’s plan for capital investment for fiscal 2005, see “A. History and Development of the Company” in this Item.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Hitachi provides highly diversified products and services and conducts business throughout the world. Hitachi’s results of operations therefore are affected by various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in Hitachi’s main market sectors.

In fiscal 2004, growth of the Japanese economy leveled off primarily due to deceleration of private-sector plant and equipment investment and consumer spending and continued stagnation in public-sector plant and equipment investment. Japan’s GDP grew 0.8% in fiscal 2002, 2.0% in fiscal 2003 and 1.9% in fiscal 2004.

Outside Japan, in fiscal 2004, the economic environment was marked by the firm economic growth in the United States and Asia and the gradual pace of the economic growth in Europe.

Overseas revenues, a significant part of which are denominated in U.S. dollars, were 32% of total revenues in fiscal 2002, 34% of total revenues in fiscal 2003 and 36% of total revenues in fiscal 2004. Hitachi conducts business in many foreign countries, and a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports components and raw materials in local currencies, principally the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. The Japanese yen on average strengthened against the U.S. dollar during fiscal 2002, 2003 and 2004, each as compared with the preceding fiscal year. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi expects to finance foreign currency investments by foreign currency it has on hand. When the amount on hand is insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

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

Hitachi has been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. For a description of the charges associated with the restructuring measures, see “Restructuring.”

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

        In December 2002, the Company acquired the hard disk drive operations of IBM Corporation and later integrated them with its operations, to strengthen hard disk drive operations in a highly competitive market by combining R&D capabilities of Hitachi and IBM Corporation, expanding product line-up, increasing production capacity and enhancing global sales and support network. In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi Electric to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi Electric. The new company, Renesas, is accounted for under the equity method by the Company. Consequently, the revenues of such semiconductor operations, included in Hitachi’s consolidated statement of operations in fiscal 2002, are excluded in subsequent periods. In July and August 2003, Hitachi sold most of its shares of Nitto Denko Corporation, or Nitto Denko, which was accounted for under the equity method by the Company, for approximately ¥140 billion. As a result, Nitto Denko is no longer an equity-method affiliate. In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd., into itself, to strengthen its automotive products business due to synergies it seeks to realize through the integration of operations, including the sales and R&D functions of the three companies.

Hitachi’s total revenues increased 2% in fiscal 2002, 5% in fiscal 2003 and 5% in fiscal 2004 on a year-on-year basis, respectively. Hitachi posted a net income of ¥27,867 million in fiscal 2002, net income of ¥15,876 million in fiscal 2003 and net income of ¥51,496 million in fiscal 2004.

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

Restructuring

The table below shows restructuring charges by major industry segment for fiscal 2003 and 2004. For fiscal 2002, Hitachi did not incur any restructuring charges.

	Fiscal 2003	Fiscal 2004
	(Millions of yen)
Information & Telecommunication Systems	—	16,708
Electronic Devices	—	533
Power & Industrial Systems	1,414	2,428
Digital Media & Consumer Products	17,760	9,685
High Functional Materials & Components	9,439	3,945
Others	—	8

Total restructuring charges	28,613	33,307

Fiscal 2004 restructuring

For fiscal 2004, Hitachi recorded restructuring charges of ¥33,307 million, associated with restructuring measures primarily in Information & Telecommunication Systems, Digital Media & Consumer Products and High Functional Materials & Components. The restructuring charge included special termination benefits of ¥29,426 million for 3,714 employees. Payments of ¥15,939 million were made in fiscal 2004 and special termination benefits of ¥14,389 million were accrued as of March 31, 2005. The accrued amount is expected to be paid in the fiscal year ending March 31, 2006.

Information & Telecommunication Systems recorded restructuring charges of ¥16,708 million, consisting of special termination benefits in the amount of ¥16,666 million and a loss primarily on disposal of fixed assets in the amount of ¥42 million. The restructuring measures in this segment were implemented primarily by the Company and its domestic subsidiaries, in an effort to increase profitability by reducing fixed costs. Digital Media & Consumer Products recorded restructuring charges of ¥9,685 million, consisting of special termination benefits in the amount of ¥8,080 million and a loss primarily on disposal of fixed assets in the amount of ¥1,605 million. The restructuring measures in this segment were implemented primarily by the Company’s digital media operations to reorganize business operations. These measures included introduction of an early retirement benefits program and reorganization of production bases for digital media products. High Functional Materials & Components recorded restructuring charges of ¥3,945 million, consisting of special termination benefits in the amount of ¥1,711 million and a loss primarily on disposal of fixed assets in the amount of ¥2,234 million. The restructuring measures in this segment were associated primarily with cables operations and magnetic materials operations, including introduction of an early retirement benefits program and reorganization of production bases for these products.

Fiscal 2003 restructuring

For fiscal 2003, Hitachi recorded restructuring charges of ¥28,613 million, associated with restructuring measures in Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components. The restructuring charge included special termination benefits of ¥18,155 million for 2,143 employees. Payments of ¥17,247 million were made in fiscal 2003 and special termination benefits of ¥908 million were accrued as of March 31, 2004. The accrued amount was paid in the fiscal year ending March 31, 2005.

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

Fiscal 2004 Compared with Fiscal 2003

Summarized results of operations for fiscal 2004 and fiscal 2003 are shown below.

	Fiscal 2003	Fiscal 2004	Percent change
	(Millions of yen, except percentage data)
Total revenues	8,632,450	9,027,043	+5%
Income before income taxes and minority interests	237,149	264,506	+12%
Income before minority interests	38,494	114,516	+197%
Net income	15,876	51,496	+224%

Hitachi’s total revenues in fiscal 2004 were ¥9,027,043 million, an increase of 5% from the preceding fiscal year. Overseas revenues increased 10% over the same period, to ¥3,277,440 million.

Revenues in Information & Telecommunication Systems decreased 2%, to ¥2,268,386 million, in fiscal 2004 compared to the preceding fiscal year. Although sales by the outsourcing business related to information systems increased, sales of servers, personal computers and hard disk drives decreased due primarily to price declines. Sales of software also decreased due primarily to declines in prices for platform software.

Revenues in Electronic Devices increased 1%, to ¥1,320,177 million, in fiscal 2004 compared to the preceding fiscal year. Sales of semiconductor manufacturing equipment and LCDs manufacturing equipment increased due primarily to increased demand. Sales of large-sized LCDs for personal computers and televisions decreased due primarily to price declines, and sales of small and medium-sized LCDs declined due to a decline in demand in the domestic market in the latter half of fiscal 2004.

Revenues in Power & Industrial Systems increased 9%, to ¥2,515,366 million, in fiscal 2004 compared to the preceding fiscal year. Sales of automotive products increased due primarily to the merger with TOKICO LTD., formerly an equity-method affiliate of the Company. Sales of construction machinery increased due primarily to strong demand in Europe and North America. Sales of railway vehicles increased in overseas market, and air-conditioning equipment and industrial machinery increased due primarily to increased demand. Sales of elevators and escalators increased due primarily to acquisition of shares of the Company’s equity-method affiliate in China, Guangzhou Hitachi Elevator Co., Ltd., making it a consolidated subsidiary of the Company. However, sales of power systems declined due primarily to curbs on capital expenditures at electric power companies.

Revenues in Digital Media & Consumer Products increased 4%, to ¥1,280,302 million, in fiscal 2004 compared to the preceding fiscal year due primarily to increases in sales of plasma televisions, LCD projectors and recordable DVDs due primarily to increased demand. These increases were partially offset by a decrease in sales of projection televisions in North America, and by a decrease in sales of information storage media due primarily to price declines. Sales of washing machines and room air conditioners in overseas market increased, while sales of refrigerators in the domestic market declined.

Revenues in High Functional Materials & Components increased 16%, to ¥1,504,312 million, in fiscal 2004 compared to the preceding fiscal year due in part to an increase in sales of materials and components for LCDs, and semiconductors, reflecting increased demand for LCD televisions and other digital media products. Sales of materials and components for automotive products also increased due to firm demand. The consolidation of NEOMAX, Co., Ltd., which became a subsidiary of Hitachi Metals, Ltd., also contributed to an increase in sales in this segment.

Revenues in Logistics, Services & Others decreased 1%, to ¥1,248,296 million, in fiscal 2004 compared to the preceding fiscal year. Although sales of logistics services increased, sales by overseas subsidiaries decreased as a result of the transfer of their semiconductor operation to Renesas, an equity-method affiliate.

Revenues in Financial Services decreased 4%, to ¥529,695 million, in fiscal 2004 compared to the preceding fiscal year due primarily to a decrease in automotive loans to individuals as a result of the shift in focus from automotive loans to leasing.

An analysis by geographic segment shows that revenues of the Company and its consolidated subsidiaries located in Japan increased 4%, to ¥7,535,816 million, in fiscal 2004 compared to the preceding fiscal year due primarily to an increase in sales by the outsourcing business in Information & Telecommunication Systems, and increased sales of materials and components for LCDs, semiconductors and automotive products and construction machinery.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) rose 11%, to ¥1,447,446 million, in fiscal 2004 compared to the preceding fiscal year due primarily to an increase in sales of digital media related products, air-conditioning equipment and industrial equipment. The consolidation of Guangzhou Hitachi Elevator Co., Ltd., formerly an equity-method affiliate of the Company, also contributed to an increase in sales of this segment.

Revenues of consolidated subsidiaries of the Company located in North America increased 3%, to ¥832,490 million, in fiscal 2004 compared to the preceding fiscal year due primarily to an increase in sales of plasma televisions and LCD projectors due to increased demand, and an increase in sales of power generation equipment, partially offset by a decrease in sales of servers and projection televisions due to declines in prices.

Revenues of consolidated subsidiaries of the Company located in Europe increased 12%, to ¥490,807 million, in fiscal 2004 compared to the preceding fiscal year due primarily to an increase in sales of plasma televisions, room air conditioners and construction machinery.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 18%, to ¥104,331 million, in fiscal 2004 compared to the preceding fiscal year.

Hitachi’s cost of sales increased 4%, to ¥6,961,270 million, in fiscal 2004 compared to the preceding fiscal year, while the ratio of cost of sales to total revenues decreased 1% in fiscal 2004 compared to the preceding fiscal year, to 77%. Selling, general and administrative expenses increased 3%, to ¥1,786,718 million, in fiscal 2004 compared to the preceding fiscal year, while the ratio of selling, general and administrative expenses to total revenues was 20%, approximately the same the preceding fiscal year.

In fiscal 2004, Hitachi recorded impairment losses for long-lived assets in the amount of ¥26,797 million. The majority of the impairment losses were recorded on long-lived property, plant and equipment in Japan, ¥8,517 million of which was recorded in Electronic Devices Division, ¥4,954 million of which was recorded in High Functional Materials & Components Division and ¥4,453 million of which was recorded in the Corporate Division, due primarily to the result of a change in the extent or manner the assets were used. The impairment losses are recognized because of: (i) estimation of irrecoverable amounts for entity-wide long-lived assets that are now designated for leasing; (ii) declines in the market price of long-lived assets to be abandoned and long-lived assets to be sold; and (iii) estimation of irrecoverable amounts for investments in some long-lived assets due to declining profitability.

In fiscal 2004, Hitachi recorded restructuring charges of ¥33,307 million, associated primarily with the restructuring measures in Information & Telecommunication Systems, Digital Media & Consumer Products and High Functional Materials & Components. For further details, see “Restructuring” in this Item.

Interest income increased 5% in fiscal 2004 compared to the preceding fiscal year, to ¥13,413 million. Dividend income decreased 6% in fiscal 2004 compared to the preceding fiscal year, to ¥5,971 million. Other income decreased to ¥67,024 million in fiscal 2004 compared to ¥142,010 million in the preceding fiscal year, as net gain on securities in fiscal 2004 decreased ¥83,712 million, to ¥46,463 million, compared to ¥130,175 million in the preceding fiscal year. This decrease was partially offset by a net gain of ¥14,422 million from issuance of stock by certain subsidiaries and affiliated companies which resulted in changes of the Company’s ownership interest.

Interest charges decreased 6% in fiscal 2004 compared to the preceding fiscal year, to ¥29,057 million. Other deductions decreased 49%, to ¥11,796 million, in fiscal 2004 compared to the preceding fiscal year primarily because foreign exchange loss recorded in fiscal 2003 became a gain in fiscal 2004.

Income before income taxes and minority interests increased 12%, to ¥264,506 million, in fiscal 2004 compared to the preceding fiscal year.

Income taxes in fiscal 2004 decreased to ¥149,990 million, from ¥198,655 million in the preceding fiscal year, due primarily to a decrease in minimum pension liability adjustments.

Income before minority interests in fiscal 2004 increased 197%, to ¥114,516 million, from the preceding fiscal year due to the increase in income before income taxes and minority interests and a decrease in income taxes.

Minority interests in fiscal 2004 increased 179%, to ¥63,020 million, from the preceding fiscal year due primarily to improvement as a whole in the business results of publicly-held subsidiaries.

As a result of the foregoing, net income in fiscal 2004 increased 224% from the preceding fiscal year, to ¥51,496 million.

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

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2002 to fiscal 2004. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve Hitachi group cash management by centralizing such management among the Company and its overseas financial subsidiaries. Hitachi’s internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both from the capital markets and from Japanese and international commercial banks in response to its capital requirements. Management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets.

In fiscal 2004, the Company raised a total of ¥170,000 by means of syndicate loan agreements from domestic banks as funds for, among other purposes, redeeming the Company’s 7th issue of unsecured convertible bonds that were due for redemption in September 2004. Further, the Company issued convertible bonds (bonds with stock acquisition rights) in the aggregate amount of ¥100,000 million in October 2004. The bonds mature in five years with zero coupon rate. The procured funds were used primarily for raising funds for upfront investment, including investment in facilities and R&D for maintaining the medium-to-long term growth of Hitachi.

In August 2005, the Company issued two series of unsecured straight bonds: (i) five-year bonds with a 0.7% coupon rate in an aggregate principal amount of ¥50,000 million, and (ii) ten-year bonds with a 1.56% coupon rate in an aggregate principal amount of ¥50,000 million. The Company issued these bonds for the purpose of redeeming the Company’s 11th issue of unsecured straight bonds that is due for redemption in February 2006.

Hitachi relies for its liquidity principally on cash and other working capital as well as the issue of debentures, medium term notes and commercial paper, bank loans and other uncommitted sources of financing. While Hitachi maintains backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. At the end of fiscal 2004, the Company maintained commitment line agreements with a number of domestic banks under which the Company may borrow any amount it requires up to a total of ¥143,000 million in order to ensure efficient access to operating funds. These commitment line agreements generally provide for a one-year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of the Company’s subsidiaries also maintain commitment line arrangements. Unused commitment lines for the Company and its subsidiaries totaled to ¥183,014 million as of March 31, 2005. The committed credit arrangements of the Company and its subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

At the end of fiscal 2004, the total of Hitachi’s short-term debt and long-term debt amounted to ¥2,502,506 million, an increase of ¥4,941 million from at the end of fiscal 2003. The increase was due primarily to the Company’s finance by syndicate loan agreements and the issuance of bonds with stock acquisition rights, partially offset by the redemption of the Company’s 7th issue of unsecured convertible bonds. At the end of fiscal 2004, short-term debt totaled ¥676,611 million, consisting mainly of borrowings from banks and commercial paper, while long-term debt was ¥1,319,032 million, consisting mainly of debentures, debentures with stock acquisition rights, medium term notes and loans principally from banks and insurance companies. At the end of fiscal 2004, current portion of long-term debt totaled ¥506,863 million. A significant portion of Hitachi’s long-term debt bears a fixed rate of interest. Hitachi’s debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi’s use of borrowings. For further details including the maturity and interest rates, see note 10 to the consolidated financial statements.

The Company’s current debt ratings (long-term/short-term) are: A1/P-1 by Moody’s; A-/A-1 by S&P and AA-/a-1+ by R&I. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, a downgrade of its debt ratings would likely increase the cost of debt finance by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through capital markets.

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

Cash Flows

Summarized cash flows from operating, investing and financing activities for fiscal 2002, 2003 and 2004 are shown below. In fiscal 2004, the Company reclassified cash receipts from lease receivables related to the products manufactured by Hitachi as “Cash flows from operating activities” in place of “Cash flows from investing activities.” The reclassification was also applied to the cash flows for fiscal 2002 and in fiscal 2003 presented in the following table. See note 2(y) to the consolidated financial statements.

	Fiscal 2002	Fiscal 2003	Fiscal 2004
	(Millions of yen)
Net cash provided by operating activities	657,559	603,403	565,356
Net cash used in investing activities	(630,326)	(267,413)	(526,988)
Net cash used in financing activities	(207,170)	(374,435)	(99,429)
Effect of exchange rate changes on cash and cash equivalents	(21,266)	(25,330)	5,380

Net decrease in cash and cash equivalents	(201,203)	(63,775)	(55,681)

Net cash provided by operating activities was ¥565,356 million, ¥603,403 million and ¥657,559 million in fiscal 2004, 2003 and 2002, respectively. The decrease in fiscal 2004 was due primarily to an increase in inventories in part as a result of an increase in price of raw materials and an increase in inventories of construction machinery, and income tax payments, partially offset by a decrease in receivables in part as a result of improved cash collections from customers and cash receipts from securitized receivables. The decrease in fiscal 2003 was due primarily to an increase in receivables and inventories, in part as a result of an increase in sales, partially offset by an increase in accrued expenses and retirement and severance benefits.

Net cash used in investing activities was ¥526,988 million, ¥267,413 million and ¥630,326 million in fiscal 2004, 2003 and 2002, respectively. The increase in fiscal 2004 was due primarily to following three factors: an increase in investments in manufacturing equipment for hard disk drives to enhance production capacity; an increase in purchase of assets to be leased, in response to strong demand; and a decrease in proceeds from sale of investments and subsidiaries’ common stock, partially offset by a decrease in purchase of investments and subsidiaries’ common stock. The decrease in fiscal 2003 was due primarily to proceeds from the sale of shares of Nitto Denko, an equity-method affiliate, and a decrease in purchases of investments and subsidiaries’ common stock. Cash flows for capital expenditures and purchases of assets to be leased during fiscal 2004, 2003 and 2002 were ¥852,088 million, ¥728,800 million and ¥705,151 million, respectively. The increase in capital expenditures in fiscal 2004 is due primarily to an increase in production capacity for manufacturing hard disk drives. The increase in purchases of assets to be leased in fiscal 2003 and in fiscal 2004 is directly related to higher demand. As of March 31, 2005, Hitachi’s capital commitments for the purchase of property, plant and equipment amounted to ¥35,937 million, which is expected to be funded primarily through internal sources of financing.

Net cash used in financing activities was ¥99,429 million, ¥374,435 million and ¥207,170 million in fiscal 2004, 2003 and 2002, respectively. These outflows in financing activities were chiefly due to Hitachi’s efforts to reduce interest-bearing debt by improving cash management within the Company and its subsidiaries. In fiscal 2004, the increase in short-term debt amounted to ¥27,029 million, and payments on long-term debt amounted to ¥599,637 million, an increase of ¥12,302 million from fiscal 2003, while proceeds from long-term debt amounted to ¥533,442 million, an increase of ¥73,298 million from fiscal 2003 due primarily to the Company’s financing by syndicate loan agreements and issue of debentures with stock acquisition rights.

In fiscal 2004, the above activities decreased cash and cash equivalents by ¥55,681 million from fiscal 2003. Cash and cash equivalents at the end of fiscal 2004 amounted to ¥708,715 million, primarily held in Japanese yen and a substantial part in U.S. dollars.

Short-term investments, the change of which is classified as investing activities, are considered as an immediately available source of funds. Short-term investments at the end of fiscal 2004 amounted to ¥146,568 million, a decrease of ¥31,381 million from at the end of fiscal 2003. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2004 was ¥855,283 million, a decrease of ¥87,062 million from at the end of fiscal 2003.

Assets, Liabilities and Stockholders’ Equity

At the end of fiscal 2004, total assets amounted to ¥9,736,247 million, an increase of ¥145,925 million from the end of fiscal 2003 due primarily to the effect of NEOMAX Co., Ltd. becoming a consolidated subsidiary and the merger with TOKICO LTD. during fiscal 2004.

At the end of fiscal 2004, the total of Hitachi’s short-term debt and long-term debt amounted to ¥2,502,506 million, an increase of ¥4,941 million from at the end of fiscal 2003, due primarily to the Company’s financing by means of a syndicate loan agreement and the issue of convertible bonds, partially offset by the redemption of convertible bonds. At the end of fiscal 2004, retirement and severance benefits amounted to ¥1,033,005 million, a decrease of ¥240,504 million from at the end of fiscal 2003 due primarily to the transfer of the substitutional portion of the Employee Pension Fund to the Japanese government by certain subsidiaries. At the end of fiscal 2004, minority interests amounted to ¥921,052 million, an increase of ¥122,236 million from the end of fiscal 2003, due primarily to the effect of NEOMAX Co., Ltd. becoming a consolidated subsidiary and the improvement as a whole in the business results of publicly-held subsidiaries.

At the end of fiscal 2004, stockholders’ equity amounted to ¥2,307,831 million, an increase of ¥139,700 million from the end of fiscal 2003 due primarily to an increase of net income, an increase in capital surplus as a result of a merger with TOKICO LTD., decrease in treasury stock and decrease in minimum pension liability adjustments as a result of the transfer of the substitutional portion of the Employee Pension Fund to the Japanese government by certain subsidiaries. As a result, the ratio of stockholders’ equity to total assets increased 1% from the preceding fiscal year, to 24%. The ratio of the total of short-term debt and long-term debt against the total of stockholders’ equity and minority interests became 0.78, an improvement of 0.06 points from the preceding fiscal year.

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Hitachi uses certain derivative financial instruments in order to reduce such risks. In principle, Hitachi does not enter into derivative financial instruments for speculation purposes. For additional information on financial instruments and derivative financial instruments, see notes 24 and 26 to the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Viewing research and development, or R&D, activity as a key investment for the future, Hitachi conducts its R&D in a number of areas from materials to production technology. Hitachi focuses on basic R&D with a long-term vision but also strives to achieve more immediate benefits by introducing new products.

Hitachi’s R&D expenditures amounted to ¥377,154 million in fiscal 2002, ¥371,825 million in fiscal 2003 and ¥388,634 million in fiscal 2004. The ratio of R&D expenditures to total revenues ranged from approximately 4% to 5% over these three years.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2004, total expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 55% of total R&D expenditures.

To achieve higher efficiency, Hitachi has reinforced the link between R&D activities and marketing activities under the control of each business operation while maintaining its focus on long-term research at independent corporate laboratories. Hitachi’s global R&D activities include cooperation with universities and companies in the U.S. and Europe. Hitachi will reinforce R&D in the area of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing productivity and quickening the pace of product development throughout Hitachi. Hitachi also focuses on leading-edge R&D for creating its future core businesses to reinforce fundamental technologies for improving productivity and quality and lowering costs.

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

In December 2002, the Company purchased a majority ownership in a newly-established company to which IBM Corporation’s hard disk drive operations were transferred. The new company, a majority-owned subsidiary of the Company, commenced operations on January 1, 2003. As a result, the revenues of the new company have been included in Hitachi’s consolidated statement of operations since the beginning of fiscal 2003. In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, incorporated jointly by the Company and Mitsubishi Electric. Since the new company is accounted for under the equity method by the Company, the revenues of such operations, included in Hitachi’s consolidated statement of operations through fiscal 2002, have been excluded since the beginning of fiscal 2003. In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., into itself. As a result, the revenues of TOKICO LTD. have been included in Hitachi’s consolidated statement of operations for fiscal 2004.

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

The amount of off-balance sheet arrangements as of March 31, 2005 is as follows:

March 31, 2005
(Millions of yen)
Securitized lease receivables	569,794
Securitized trade receivables	345,927

Total	915,721

See note 2(g) and 7 to the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show Hitachi’s contractual obligations and other commercial commitments, including guarantees, as of March 31, 2005.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,812,744	503,294	450,405	533,136	325,909
Capital lease obligations	13,151	3,569	5,512	2,679	1,391
Operating lease obligations	48,843	13,540	17,388	10,042	7,873
Purchase of property, plant and equipment	35,937	35,330	607	—	—

Total	1,910,675	555,733	473,912	545,857	335,173

Other commercial commitments	As of March 31, 2005
(Millions of yen)
Lines of credit	638,404
Trade notes discounted and endorsed	11,497
Guarantees	579,762

See note 16 to the consolidated financial statements.

G. Critical Accounting Policies

The preparation of the consolidated financial statements of Hitachi in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Management considers the accounting estimates discussed in this section to be critical accounting estimates for two reasons. First, the estimates require Hitachi to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that Hitachi reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of Hitachi’s financial condition, changes in financial condition or results of operations. Management believes the following represent Hitachi’s critical accounting policies.

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

Goodwill and Other Intangible Assets

All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” during the fourth quarter after the annual forecasting process is completed or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2005. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

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

Investments in Securities

Hitachi holds various investments in securities and equity method investments. A decline in fair value of securities and equity method investments below carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. Management regularly reviews each investment in securities and each equity method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds fair value, the duration the fair value has been below the carrying value and the financial condition of and specific prospects of the issuer. A decline in market prices or a change in the financial condition of an issuer could negatively affect the fair value of an investment in securities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Company, by special resolution of the general meeting of shareholders held on June 25, 2003, adopted a new corporate governance structure, or the Committee System, then newly permitted as a form of corporate organization pursuant to the amended Commercial Code. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors who are not executive officers of such company, and (ii) appoint executive officers responsible for executing the business of such company. The Commercial Code defines an outside director as a director (i) who does not execute such company’s business, (ii) has never been an executive director (a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries, and (iii) who is not an executive director or executive officer of such company’s subsidiaries or a manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding the Company’s implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of the Company’s directors, or Directors, and executive officers, or Executive Officers, as of August 1, 2005. All Directors were elected at the Company’s general meeting of shareholders held on June 24, 2005. While Board Director (Chair), Mr. Yoshiki Yagi, does not concurrently serve as an Executive Officer, three Directors, Mr. Etsuhiko Shoyama, Mr. Takashi Miyoshi and Mr. Isao Uchigasaki, do concurrently serve as Executive Officers. Four Directors, Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura, are outside Directors who fulfill the qualification requirements as provided for in the Commercial Code. All Executive Officers, except Mr. Gaku Suzuki, were subsequently appointed at the meeting of the board of Directors, or Board of Directors, held on June 24, 2005. Mr. Gaku Suzuki was appointed as an Executive Officer at the meeting of Board of Directors, held on July 28, 2005.

Directors

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Yoshiki Yagi
(Feb. 27, 1938)	Board Director (Chair)	6/2005	Appointed Board Director (Chair)
		4/2004	Appointed Director
		6/2003	Appointed Executive Vice President, Executive Officer and Director
		4/1999	Appointed Executive Vice President and Representative Director
		6/1997	Appointed Senior Executive Managing Director
		6/1993	Appointed Executive Managing Director
		6/1991	Appointed Director
		6/1988	Appointed General Manager, Accounting Controls Dept.
		4/1960	Joined Hitachi, Ltd.

Etsuhiko Shoyama
(Mar. 9, 1936)	Director President and Chief Executive Officer	6/2003	Appointed President, Chief Executive Officer and Director
		4/1999	Appointed President and Representative Director
		6/1997	Appointed Executive Vice-President and Representative Director
		6/1995	Appointed Senior Executive Managing Director
		6/1993	Appointed Executive Managing Director
		6/1991	Appointed Director
Appointed General Manager, Consumer Electronics Division
		4/1959	Joined Hitachi, Ltd.

Kotaro Muneoka
(Oct. 30, 1940)	Director	6/2003	Appointed Director
		6/2001	Appointed Corporate Auditor
		4/2001	Appointed Director
		4/1999	Appointed Senior Vice President and Director
		6/1997	Appointed Director
Appointed General Manager, Corporate Personnel & Education Dept.
		4/1964	Joined Hitachi, Ltd.

Takashi Miyoshi
(Sep. 25, 1947)	Director Senior Vice President and Executive Officer	6/2004	Appointed Senior Vice President, Executive Officer and Director
		4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Finance
		4/1970	Joined Hitachi, Ltd.

Ginko Sato
(Jul. 6, 1934)	Director (Honorary President, Japan Association for the Advancement of Working Women)	4/2005	Appointed Honorary President, Japan Association for the Advancement of Working Women
		6/2003	Appointed Director, Hitachi, Ltd.
		8/2001	Appointed President, Japan Association for the Advancement of Working Women
		7/1998	Appointed Chairperson, Securities and Exchange Surveillance Commission
		7/1995	Appointed Commissioner, Securities and Exchange Surveillance Commission
		10/1991	Appointed Ambassador Extraordinary and Plenipotentiary of Japan to Kenya
		7/1990	Appointed Assistant Minister of Labour

Hiromichi Seya
(Oct. 7, 1930)	Director (Senior Corporate Advisor, Asahi Glass Company, Limited)	3/2004	Appointed Senior Corporate Advisor, Asahi Glass Company, Limited
		6/2003	Appointed Director, Hitachi, Ltd.
		6/2002	Appointed Chairman of the Board, Asahi Glass Company, Limited
		6/1998	Appointed Chairman & CEO, Asahi Glass Company, Limited
		3/1992	Appointed President, Asahi Glass Company, Limited

Akira Chihaya
(Mar. 6, 1935)	Director (Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION)	6/2003	Appointed Director, Hitachi, Ltd.
		4/2003	Appointed Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION
		4/1998	Appointed Representative Director and President, NIPPON STEEL CORPORATION

Toshiro Nishimura
(Apr. 10, 1933)	Director (Attorney at law)	1/2004	Founder, Senior Counsel, Nishimura & Partners
		6/2003	Appointed Director, Hitachi, Ltd.
		5/1966	Appointed Senior Partner of Nishimura & Partners
		4/1961	Member of the First Tokyo Bar Association

Isao Uchigasaki
(Jan. 2, 1939)	Director Hitachi Group Executive Officer (Chairman of the Board, Hitachi Chemical Co., Ltd.)	6/2004	Appointed Hitachi Group Executive Officer and Director, Hitachi, Ltd.
		4/2004	Appointed Hitachi Group Executive Officer, Hitachi, Ltd.
		6/2003	Appointed Chairman of the Board, Hitachi Chemical Co., Ltd.
		4/2003	Appointed Chairman of the Board and Representative Director, Hitachi Chemical Co., Ltd.
		6/1997	Appointed President and Representative Director, Hitachi Chemical Co., Ltd.

Takashi Kawamura
(Dec. 19, 1939)	Director (Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.)	6/2003	Appointed Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Appointed Director
		4/1999	Appointed Executive Vice President and Representative Director
		6/1997	Appointed Executive Managing Director
		6/1995	Appointed Director
		6/1992	Appointed General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.

Yoshiro Kuwata
(Sep. 1, 1936)	Director (Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation)	4/2004	Appointed Director
		6/2003	Appointed Executive Vice President, Executive Officer and Director Appointed Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation
		4/1999	Appointed Executive Vice President and Representative Director
		6/1997	Appointed Senior Executive Managing Director
		6/1995	Appointed Executive Managing Director
		6/1993	Appointed Director
		7/1992	Appointed General Manager, Overseas Operations Promotion Office
		6/1961	Joined Hitachi, Ltd.

Hiroshi Kuwahara
(Nov. 23, 1935)	Director (Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.)	6/2003	Appointed Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.
		4/2003	Appointed Director
		1/2003	Appointed Vice Chairman of the Board and Representative Director
		1/2001	Appointed Executive Member of Council for Science & Technology Policy, Cabinet Office Appointed Director
		6/1999	Appointed Vice Chairman of the Board and Representative Director
		6/1995	Appointed Executive Vice-President and Representative Director
		6/1993	Appointed Senior Executive Managing Director
		6/1991	Appointed Executive Managing Director
		6/1989	Appointed Director Appointed General Manager, Industrial Processing Division
		4/1960	Joined Hitachi, Ltd.

Masayoshi Hanabusa
(Oct. 10, 1934)	Director (Chairman of the Board, Hitachi Capital Corporation)	6/2003	Appointed Director, Hitachi, Ltd. Appointed Chairman of the Board, Hitachi Capital Corporation
		6/2001	Appointed Chairman of the Board and Representative Director, Hitachi Capital Corporation
		6/1991	Appointed President and Representative Director, Hitachi Credit Corporation (currently Hitachi Capital Corporation)

Ryuichi Seguchi
(Nov. 19, 1933)	Director (Chairman of the Board, Hitachi Construction Machinery Co., Ltd.)	6/2005	Appointed Director, Hitachi, Ltd.
		4/2005	Appointed Chairman of the Board, Hitachi Construction Machinery Co., Ltd.
		6/2003	Appointed Chairman of the Board and Representative Executive Officer, Hitachi Construction Machinery Co., Ltd.
		4/2003	Appointed Chairman of the Board and Representative Director, Hitachi Construction Machinery Co., Ltd.
		6/1997	Appointed President, Chief Executive Officer and Representative Director, Hitachi Construction Machinery Co., Ltd.

Members of each of the Company’s committees are as follows:

•	Nominating Committee. Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura, Masayoshi Hanabusa (Chair);

•	Audit Committee. Yoshiki Yagi (Chair), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura; and

•	Compensation Committee. Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura, Masayoshi Hanabusa (Chair).

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Etsuhiko Shoyama
(Mar. 9, 1936)	Representative Executive Officer President and Chief Executive Officer (Overall management)	See “Directors” above.
Isao Ono
(May 23, 1944)	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations and information & telecommunication systems business)	4/2004	Appointed Executive Vice President and Executive Officer
		6/2003	Appointed Senior Vice President and Executive Officer
		6/2002	Appointed Senior Vice President and Director
		4/2002	Appointed General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems
		4/1968	Joined Hitachi, Ltd.

Michiharu Nakamura
(Sep. 9, 1942)	Representative Executive Officer Executive Vice President and Executive Officer (Research & development and business incubation)	4/2004	Appointed Executive Vice President and Executive Officer
		6/2003	Appointed Senior Vice President and Executive Officer
		4/2001	Appointed General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Masaharu Sumikawa
(Jul. 2, 1943)	Representative Executive Officer Executive Vice President and Executive Officer (Power & industrial systems business, automotive systems business and production engineering)	10/2004	Appointed Executive Vice President and Executive Officer
		2/2004	Appointed Executive Officer
		6/2003	Appointed Senior Vice President and Executive Officer
		6/2002	Appointed Senior Vice President and Director
		2/2002	Appointed President, Power & Industrial Systems and CEO, power systems operation
		4/1972	Joined Hitachi, Ltd.

Kazuo Furukawa
(Nov. 3, 1946)

Representative Executive Officer

Executive Vice President and

Executive Officer

(Information & telecommunication systems business, digital media business, Hitachi group global business, corporate export regulation and business development)

		4/2005	Appointed Executive Vice President and Executive Officer
		4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed President & CEO, Information & Telecommunication Systems
		4/1971	Joined Hitachi, Ltd.

Hiroaki Nakanishi
(Mar. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business, North America)	4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.
Takashi Hatchoji
(Jan. 27, 1947)	Senior Vice President and Executive Officer (Hitachi group legal and corporate communications, corporate auditing and human resources)	4/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing
		4/1970	Joined Hitachi, Ltd.

Takashi Miyoshi
(Sep. 25, 1947)	Senior Vice President and Executive Officer (Finance and corporate pension system)	See “Directors” above.

Takuya Tajima
(Jan. 21, 1945)	Senior Vice President and Executive Officer (Sales operations)	10/2004	Appointed Senior Vice President and Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed CEO, Social and industrial infrastructure systems operation, Power & Industrial Systems
		4/1968	Joined Hitachi, Ltd.

Shigeharu Mano
(Jun. 1, 1946)	Vice President and Executive Officer (Power systems business)	2/2004	Appointed Vice President and Executive Officer
		4/2002	Appointed President and CEO, Hitachi America, Ltd.
		7/1971	Joined Hitachi, Ltd.

Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial systems business)	8/2005	Appointed Vice President and Executive Officer
		4/2004	Appointed General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Kunihiko Ohnuma
(Dec. 4, 1946)	Vice President and Executive Officer (Urban planning and development systems business)	4/2005	Appointed Vice President and Executive Officer
		6/2001	Appointed President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1971	Joined Hitachi, Ltd.

Manabu Shinomoto
(Mar. 30, 1948)	Vice President and Executive Officer (System solutions business, platform and network systems business)	6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed CEO, platform and network systems operation, Information & Telecommunication Systems
		7/1971	Joined Hitachi, Ltd.

Kazuhiro Tachibana
(Nov. 6, 1946)	Vice President and Executive Officer (Digital media business)	4/2004	Appointed Vice President and Executive Officer
		4/2002	Appointed CSO, Ubiquitous Platform Systems
		4/1970	Joined Hitachi, Ltd.

Taiji Hasegawa
(Feb. 18, 1947)	Vice President and Executive Officer (Automotive systems business)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed President & CEO, Automotive Systems
		4/1969	Joined Hitachi, Ltd.

Junzo Kawakami
(Jul. 29, 1944)	Vice President and Executive Officer (Automotive systems business (suspensions and brakes))	10/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed President and Representative Director, TOKICO LTD.
		11/1982	Joined Hitachi, Ltd.

Kazuhiro Mori
(Oct. 7, 1946)	Vice President and Executive Officer (Hitachi group companies management assistance)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		2/1999	Appointed General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Minoru Tsukada
(Jan. 1, 1947)	Vice President and Executive Officer (Hitachi group global business, China)	6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed General Manager, Kansai Area Operation
		4/1969	Joined Hitachi, Ltd.

Masahiro Hayashi
(Apr. 11, 1946)	Vice President and Executive Officer (Sales operations, Kansai area)	4/2005	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed CEO, system solutions operation, Information & Telecommunication Systems
		4/1969	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Hitachi group strategy and Hitachi group global business)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		2/2002	Appointed General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Iwao Hara
(May 11, 1945)	Vice President and Executive Officer (Human resources)	4/2004	Appointed Vice President and Executive Officer
		6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Human Capital
		4/1970	Joined Hitachi, Ltd.

Shozo Saito
(Nov. 5, 1945)	Vice President and Executive Officer (Power systems engineering)	10/2004	Appointed Vice President and Executive Officer
		2/2004	Appointed Executive Officer
		6/2003	Appointed Vice President and Executive Officer
		4/2003	Appointed President & CEO, Power & Industrial Systems
		4/1970	Joined Hitachi, Ltd.

Yasuo Sakuta
(Oct. 6, 1945)	Executive Officer (Intellectual property)	6/2003	Appointed Executive Officer
		8/2001	Appointed General Manager, Intellectual Property Group
		4/1972	Joined Hitachi, Ltd.

Takao Suzuki
(Jan. 12, 1946)	Executive Officer (Sales operations, Chugoku area)	6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Chugoku Area Operation
		4/1969	Joined Hitachi, Ltd.

Koichiro Nishikawa
(Jul. 12, 1947)	Executive Officer (Business development)	6/2003	Appointed Executive Officer
		4/2003	Appointed General Manager, Business Development
		4/1970	Joined Hitachi, Ltd.

Isao Uchigasaki
(Jan. 2, 1939)	Hitachi Group Executive Officer (Hitachi group overall strategy)	See “Directors” above.

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, by Hitachi during the fiscal year ended March 31, 2005 to all Directors and Executive Officers of the Company who served during that year was ¥1,909 million.

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

Compensation for Directors will consist of a monthly salary, a year-end allowance and a retirement allowance. Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position. Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance. Retirement allowance will be an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”). A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

Compensation for Executive Officers will consist of a monthly salary, a performance-linked bonus and a retirement allowance. Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment. The performance-linked bonus will be payable in an amount up to approximately thirty percent of the Executive Officer’s annual income, adjusted based on the Company and individual performance. Retirement allowance will be an amount payable on retirement, which will be determined by the position held at retirement, the monthly salary of previous positions held and total years of service in such positions (the “Executive Officer’s Basic Retirement Amount”).

In accordance with a resolution of the June 2003 ordinary general meeting of shareholders of the Company, the amount of retirement allowance for a Director or Executive Officer who was a Director or corporate auditor prior to the close of the meeting will include an allowance corresponding to the person’s period of service as a Director or corporate auditor before the adoption of the Committee System. Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, each such Basic Retirement Amount may also be reduced. The Company does not set aside reserves for such retirement allowance. In addition to the above, stock options may be granted as an incentive to increase corporate value.

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

At the June 2004 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan. Under the plan, at the meeting of Board of Directors held in July 2004, the Company granted rights to subscribe for 1,237,000 shares of common stock of the Company to a total of 78 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. At a subsequent meeting of Board of Directors held in September 2004, the Company granted rights to subscribe for 41,000 shares of common stock of the Company to a total of 7 persons, including an Executive Officer and corporate officers of the Company. The exercise price of the rights is ¥782 per share and ¥705 per share, applicable to 1,237,000 shares and 41,000 shares, respectively, and the rights are exercisable from July 30, 2005 through July 29, 2008, and from October 2, 2005 through October 1, 2008, respectively.

At the June 2005 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,201,000 shares of common stock of the Company were granted to a total of 73 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. The exercise price of the rights is ¥719 per share and the rights are exercisable from July 29, 2006 through July 28, 2009. See note 28 to the consolidated financial statements.

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

The Company’s amended articles of incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the Company’s June 24, 2005 general meeting of shareholders. The Company’s articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. The Directors are reelected each year, and not on a staggered basis. The term of office of a Director expires at the close of the ordinary general meeting of shareholders relating to the last financial closing within one year after the relevant Director’s assumption of office. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2006.

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

The Company’s articles of incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. The term of office of an Executive Officer expires at the close of the first meeting of the Board of Directors after the ordinary general meeting of shareholders relating to the last financial closing within one year after the relevant Executive Officer’s assumption of office. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire at the close of the first meeting of the Board of Directors after the ordinary general meeting of shareholders to be held within three months from March 31, 2006.

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

D. Employees

The following table shows the number of full-time employees of Hitachi by industry segment as of March 31, 2003, 2004 and 2005.

	As of March 31,
	2003	2004	2005
	(Number of employees)
Information & Telecommunication Systems	83,304	89,707	90,173
Electronic Devices	41,763	25,137	25,943
Power & Industrial Systems	76,685	76,424	84,602
Digital Media & Consumer Products	33,046	31,421	31,302
High Functional Materials & Components	48,821	48,525	55,032
Logistics, Services & Others	29,520	28,284	28,706
Financial Services	4,116	4,156	4,084
Corporate	3,273	3,222	3,230

Total	320,528	306,876	323,072

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

E. Share Ownership

The following table shows the number of shares of common stock of the Company owned by the Directors and Executive Officers as of August 1, 2005. The total amount is 0.03% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Yoshiki Yagi	Board Director (Chair)	102,000
Etsuhiko Shoyama	President, Chief Executive Officer and Director	110,000
Kotaro Muneoka	Director	58,000
Takashi Miyoshi	Senior Vice President, Executive Officer and Director	31,000
Ginko Sato	Director	26,000
Hiromichi Seya	Director	10,000
Akira Chihaya	Director	4,000
Toshiro Nishimura	Director	20,000
Isao Uchigasaki	Hitachi Group Executive Officer and Director	12,000
Takashi Kawamura	Director	67,000
Yoshiro Kuwata	Director	61,700
Hiroshi Kuwahara	Director	33,600
Masayoshi Hanabusa	Director	12,050
Ryuichi Seguchi	Director	10,000
Isao Ono	Executive Vice President and Executive Officer	81,000
Michiharu Nakamura	Executive Vice President and Executive Officer	46,000
Masaharu Sumikawa	Executive Vice President and Executive Officer	42,000
Kazuo Furukawa	Executive Vice President and Executive Officer	30,000
Hiroaki Nakanishi	Senior Vice President and Executive Officer	28,000
Takashi Hatchoji	Senior Vice President and Executive Officer	33,000
Takuya Tajima	Senior Vice President and Executive Officer	24,000
Shigeharu Mano	Vice President and Executive Officer	23,000
Gaku Suzuki	Vice President and Executive Officer	13,000
Kazuhiro Mori	Vice President and Executive Officer	14,000
Kunihiko Ohnuma	Vice President and Executive Officer	23,100
Manabu Shinomoto	Vice President and Executive Officer	16,000
Kazuhiro Tachibana	Vice President and Executive Officer	17,000
Taiji Hasegawa	Vice President and Executive Officer	17,000
Junzo Kawakami	Vice President and Executive Officer	28,840
Minoru Tsukada	Vice President and Executive Officer	13,000
Masahiro Hayashi	Vice President and Executive Officer	26,050
Makoto Ebata	Vice President and Executive Officer	15,000
Iwao Hara	Vice President and Executive Officer	14,050
Shozo Saito	Vice President and Executive Officer	23,050
Yasuo Sakuta	Executive Officer	25,000
Takao Suzuki	Executive Officer	14,000
Koichiro Nishikawa	Executive Officer	36,150

Total		1,159,590

The aggregate number of shares that may be subscribed for under rights granted to the Directors and Executive Officers, listed above, pursuant to stock option plans approved in June 2001, 2003, 2004 and 2005 is 296,000, 285,000, 715,000 and 811,000 shares, respectively, and constitutes 0.06% of total shares issued. For additional information on the Company’s stock option plan, see “B. Compensation” of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company’s common stock.

Hitachi Employees’ Shareholding Association owned approximately 91,626 thousand shares as of March 31, 2005, which amounted to 2.7% of total shares issued. The association consists of employees of the Company and certain of its subsidiaries. Membership in the association is voluntary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding common stock of the Company as of March 31, 2005 based on the Company’s share register. There has been no significant change in the percentage ownership of the Company’s common stock by any major shareholder during the past three years.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousand shares)
Common stock	NATS CUMCO[1]	216,030	6.4%
Common stock	The Master Trust Bank of Japan, Ltd.	194,452	5.8%
Common stock	Japan Trustee Services Bank, Ltd.	172,379	5.1%

Note:

1.	NATS CUMCO is the nominee name for the ADR depositary.

In February 2005, the Company received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 14, 2005 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934. The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 254,756,702 shares as of December 31, 2004, representing 7.6% of the Company’s outstanding shares at that time.

In July 2005, the Company received a copy of a filing made to the Kanto Local Finance Bureau on July 14, 2005 indicating that Templeton Asset Management Ltd. acquired 171,483,070 shares, representing an estimated 5.1% of the Company’s outstanding shares at that time. This filing represents a report on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan (See “Item 10. Additional Information — Memorandum and Articles of Association — Reporting of Substantial Shareholdings”).

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company’s common stock.

As of March 31, 2005, approximately 17.1% of the Company’s common stock was owned by 214 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record.

Hitachi is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of Hitachi, there are no arrangements, the operation of which may at a subsequent date result in a change in control of Hitachi.

B. Related Party Transactions

To the knowledge of Hitachi, as of March 31, 2005, no person was the beneficial owner of more than 10% of any class of Hitachi’s shares which might give that person significant influence over Hitachi. In addition, Hitachi is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

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

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of Directors or Executive Officers of the Company except home loans extended to certain Director and Executive Officers by a subsidiary of the Company engaged in the business of financial services. The aggregate outstanding balance of such loans to the Director and Executive Officers as of March 31, 2005 was ¥290 million, and the largest aggregate outstanding balance during fiscal 2004 was ¥314 million. Hitachi believes these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of the Company’s financial condition and results of operations. The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. Such action will be taken by the Company based on a consideration of market conditions, its future capital requirement and other relevant factors.

The Company declared a dividend of ¥11 per share in fiscal 2004.

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

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2001	1,549	899	146.250	73.750
2002	1,380	745	113.000	57.000
2003	997	398	77.950	33.330
2004	835	366	79.170	31.300
2005	850	627	81.350	57.450

Fiscal year ended March 31, 2004
1st quarter	520	366	43.500	31.300
2nd quarter	706	484	61.480	40.950
3rd quarter	698	600	64.090	55.550
4th quarter	835	651	79.170	60.120

Fiscal year ended March 31, 2005
1st quarter	850	682	81.350	59.990
2nd quarter	757	627	69.700	57.450
3rd quarter	712	635	69.440	59.730
4th quarter	720	654	69.450	61.230

Fiscal year ending March 31, 2006
1st quarter	682	604	63.190	57.400

February 2005	696	654	67.310	62.120
March 2005	685	655	65.550	61.230
April 2005	682	604	63.190	57.880
May 2005	654	607	60.290	57.400
June 2005	676	635	61.400	59.340
July 2005	694	669	62.330	59.680

Notes:

1.	Prices per share of common stock are as reported by the TSE.

2.	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

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

Objects and Purposes

Article 2 of the articles of incorporation of the Company provides that its purpose is to carry on the following businesses: manufacture and sale of electrical machinery and appliances; manufacture and sale of industrial machinery and appliances; manufacture and sale of rolling stock; manufacture and sale of telecommunication and electronic machinery and appliances; manufacture and sale of lighting and household machinery and appliances; manufacture and sale of optical and medical machinery and instruments; manufacture and sale of measuring and other general machinery and appliances; manufacture and sale of materials related to the products mentioned in any of the foregoing items; preparation and sale of software; preparation and sale of images, software and data related to multimedia; leasing and maintenance services of the products mentioned in any of the foregoing items; supply of electricity; telecommunication, information processing and information supply services, as well as broadcasting; undertaking of commercial transactions and payment transactions by utilizing the Internet; provision of results of research and development related to biotechnology; consulting on any of the foregoing items; licensing of industrial property rights and know-how; undertaking of engineering related to any of the foregoing items; design, supervision and undertaking of construction work; money lending, factoring, debt guarantee and investment advisory business; home health care service business, home health care support business and the operation of health care and nursing facilities under the Health Care Insurance Law; any and all businesses related to the foregoing items.

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

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of common stock have no pre-emptive rights under its articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as Executive Officers determine, subject to the limitations as to the issuance of new shares at a “specially favorable” price mentioned above. Executive Officers may determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such subscription rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

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

Stock splits

The Company, by determination of an authorized Executive Officer, may at any time split shares of common stock in issue. When Executive Officers determine to effect a stock split, the Company may amend its articles of incorporation without shareholder approval to increase the number of authorized shares in proportion to the stock split if the Company has only one class of outstanding shares.

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

Corporate Governance Practices

The Company’s ADSs are listed on the New York Stock Exchange (the “NYSE”). The Company is therefore required to comply with certain of the NYSE’s corporate governance listing standards (the “NYSE Standards”), which were approved by the SEC in November 2003. As a foreign private issuer, the Company may follow its home country’s corporate governance practices in lieu of most of the NYSE Standards. The Company’s corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of NYSE’s Listed Company Manual, a brief, general summary of those differences is provided as follows.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. The Company’s Board of Directors consists of 14 members, four of whom are “outside directors,” as defined under the Commercial Code. The Commercial Code defines an outside director as a director (i) who does not execute the company’s business, (ii) has never been an executive director (a director who executes the company’s business), executive officer, manager or any other employee of the company or its subsidiaries, and (iii) who is not an executive director or executive officer of its subsidiaries or a manager or any other employee of the company or its subsidiaries.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Commercial Code, nor the Company’s articles of incorporation require the Company’s non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. The Company’s nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Commercial Code, while the Company’s audit committee complies with the NYSE Standards.

Miscellaneous

In addition to the above differences, the Company is not required to make its nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE’s requirements. Further, the Company is not required to make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines, or to adopt a code of business conduct and ethics for its directors, officers and employees that would comply fully with the NYSE’s requirements.

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

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends declared on or after July 1, 2004 is generally 10% for portfolio investors who are qualified U.S. residents eligible to enjoy treaty benefits, (ii) the dividends declared after July 1, 2004 are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds, and (iii) the dividends declared before July 1, 2004 are still subject to the old treaty under which a Japanese withholding tax at the rate of 15% may be imposed, in general, on dividend payments made by a Japanese corporation to a U.S. resident or corporation, unless the recipient of the dividend has a “permanent establishment” in Japan and the shares with respect to which such dividends are paid are effectively connected with such “permanent establishment.” For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under Article 4(2) of the Treaty, and/or due to Article 3-2 of the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on the Company’s shares).

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

United States Taxation

The following is a discussion of material U.S. federal income tax consequences of owning and disposing of the Company’s shares of common stock or ADSs by U.S. holders (as defined below). The discussion applies only if a U.S. holder holds shares of common stock or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares of common stock or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares of common stock or ADSs that own or are deemed to own ten percent or more of the Company’s voting stock; or

•	persons who acquired shares of common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. U.S. holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares of common stock or ADSs in their particular circumstances.

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

In general, a U.S. holder of ADSs will be treated as the holder of the underlying shares of common stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares of common stock represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of distributions

Distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by such U.S. holder in the case of a U.S. holder of shares of common stock or by the Depositary in the case of a U.S. holder of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of its receipt.

Japanese taxes withheld from cash dividends on shares of common stock or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon such holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Japanese taxes withheld in excess of the Treaty rate for which a refund is available are not eligible for credit against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, a U.S. holder may elect to deduct such otherwise creditable Japanese taxes in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and other disposition of shares or ADSs

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the holder held the shares of common stock or ADSs for more than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the holder’s tax basis in the shares of common stock or ADSs disposed of and the amount realized on the sale or other disposition, determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

The Company does not believe that it was a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for its 2005 taxable year and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a share of common stock or an ADS, certain adverse tax consequences could apply to such holder.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Hitachi is exposed to credit-related risks arising from the potential non-performance by counterparties to derivative and other financial instruments Hitachi uses to hedge its market risks. Most of the counterparties are internationally recognized financial institutions and contracts are diversified among a number of major financial institutions.

Equity Price Risk

Hitachi holds marketable securities which are subject to price risks arising from changes in market prices for such securities. Hitachi considers marketable securities classified as short-term investments to be highly liquid and present a relatively low equity price risk. Hitachi holds marketable securities classified as investments and advances as long-term investments.

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2005 and 2004, regardless of the consolidated balance sheet classification as follows.

	Carrying amount for year ended March 31, 2005
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				197,298	197,298
Debt securities	37,209	36,427	55,461	129,097	129,097
Other securities	44,374	8,454	16,831	69,659	69,659
Held-to-maturity securities	392	558	100	1,050	1,064

	Carrying amount for year ended March 31, 2004
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				178,533	178,533
Debt securities	54,022	49,800	62,058	165,880	165,880
Other securities	40,766	8,533	12,490	61,789	61,789
Held-to-maturity securities	259	664	406	1,329	1,334

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

The tables below provide information on Hitachi’s financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2005 and 2004. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all of Hitachi’s foreign currency exposure in its cash flows are eliminated.

	Forward exchange contracts for year ended March 31, 2005
	Expected maturity date
	2006	2007	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	157,416	—	157,416	(3,438)
Average contractual exchange rate (¥/US$)	104.15	—	104.15

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	87,594	—	87,594	(1,585)
Average contractual exchange rate (¥/Euro)	135.40	—	135.40

	Forward exchange contracts for year ended March 31, 2004
	Expected maturity date
	2006	2007	Total	Estimated fair value
	(Millions of yen)

Forward exchange contracts
(Pay US$/receive ¥) contract amount	149,743	—	149,743	2,133
Average contractual exchange rate (¥/US$)	107.19	—	107.19

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	57,117	—	57,117	1,193
Average contractual exchange rate (¥/Euro)	131.40	—	131.40

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

	Long-term debt for year ended March 31, 2005
	Expected maturity date
	2006	2007	2008	2009	2010	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	292,090	63,410	79,964	88,953	65,000	135,135	724,552	737,350
Average interest rate	1.97%	1.35%	1.29%	1.33%	1.42%	1.14%	1.54%

Yen convertible debentures	—	—	—	—	100,000	—	100,000	92,773
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	57,532	30,935	29,925	19,763	43,976	25,004	207,135	204,816
Average interest rate	0.76%	0.97%	1.13%	1.17%	1.18%	1.61%	1.01%

US$ medium term note	—	4,286	—	—	—	—	4,286	4,369
Average interest rate	—	3.21%	—	—	—	—	3.21%

Floating rate (notes and debentures):
Yen debenture	—	—	—	3,000	—	—	3,000	3,000
Average interest rate	—	—	—	1.99%	—	—	1.99%

Yen medium term notes	12,599	3,003	4,516	—	2,004	25,300	47,422	47,422
Average interest rate	0.63%	0.81%	0.82%	—	0.85%	0.90%	0.79%

US$ medium term notes	—	1,282	2,677	537	3,206	—	7,702	7,702
Average interest rate	—	3.63%	3.59%	3.90%	3.94%	—	3.69%

Fixed and floating rate (loans):
Loans, principally from Banks	141,073	107,823	122,584	84,550	122,147	140,470	718,647	715,979
Average interest rate	2.15%	1.32%	1.22%	1.11%	1.01%	1.37%	1.26%

Weighted average floating rates are based on contractual interest rates as of March 31, 2005

	Long-term debt for year ended March 31, 2004
	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	41,697	286,803	85,000	40,437	48,788	240,000	742,725	758,841
Average interest rate	2.00%	2.00%	1.36%	1.35%	1.29%	1.28%	1.68%

Yen convertible debentures	231,527	—	—	—	—	—	231,527	235,872
Average interest rate	1.42%	—	—	—	—	—	1.42%

Yen medium term notes	52,071	10,506	15,813	24,176	18,827	29,246	150,639	148,813
Average interest rate	0.89%	1.09%	1.12%	1.25%	1.30%	1.40%	1.10%

US$ medium term note	—	—	1,055	—	—	—	1,055	1,161
Average interest rate	—	—	5.92%	—	—	—	5.92%

Floating rate (notes and debentures):
Yen debenture	—	—	—	—	2,951	—	2,951	2,951
Average interest rate	—	—	—	—	2.23%	—	2.23%

Yen medium term notes	21,053	9,652	2,966	4,573	—	14,719	52,963	52,963
Average interest rate	0.44%	0.64%	0.84%	0.87%	—	1.06%	0.71%

US$ medium term notes	15,952	—	1,266	—	—	—	17,218	17,218
Average interest rate	1.55%	—	1.81%	—	—	—	1.59%

Fixed and floating rate (loans):
Loans, principally from Banks	193,445	136,876	95,988	107,297	77,251	49,031	659,888	661,126
Average interest rate	1.99%	1.55%	1.47%	1.42%	1.36%	1.71%	1.50%

Weighted average floating rates are based on contractual interest rates as of March 31, 2004.

	Interest rate swaps for year ended March 31, 2005
	Expected maturity date
	2006	2007	2008	2009	2010	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	12,800	33,606	15,420	21,200	102,448	—	185,474	(2,121)
Average pay rate	1.21%	1.19%	1.03%	1.03%	0.89%	—	1.09%
Average receive rate	0.39%	0.39%	0.32%	0.29%	0.13%	—	0.32%

Fixed to variable	76,000	38,000	9,000	64,000	15,000	23,600	225,600	(1,946)
Average pay rate	1.95%	0.72%	0.35%	0.33%	0.68%	0.03%	1.00%
Average receive rate	2.00%	1.34%	1.16%	1.16%	1.53%	1.19%	1.51%

Variable to variable	4,500	5,000	—	—	—	19,000	28,500	(248)
Average pay rate	0.47%	0.42%	—	—	—	0.00%	0.18%
Average receive rate	1.33%	1.00%	—	—	—	0.91%	1.02%

Notional amounts (US$):
Variable to fixed	8,377	644	752	—	537	—	10,310	20
Average pay rate	3.21%	3.48%	3.80%	—	4.12%	—	3.37%
Average receive rate	2.89%	2.80%	2.82%	—	2.71%	—	2.86%

Fixed to variable	2,573	—	—	—	—	—	2,573	18
Average pay rate	2.66%	—	—	—	—	—	2.66%
Average receive rate	1.41%	—	—	—	—	—	1.41%

Variable to variable	—	—	—	537	—	—	537	4
Average pay rate	—	—	—	2.79%	—	—	2.79%
Average receive rate	—	—	—	2.91%	—	—	2.91%

Notional amounts (ST£):
Variable to fixed	34,925	44,284	28,358	—	—	—	107,567	(66)
Average pay rate	5.05%	5.07%	5.08%	—	—	—	5.06%
Average receive rate	4.90%	4.88%	4.90%	—	—	—	4.89%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2005.

	Interest rate swaps for year ended March 31, 2004
	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	5,010	23,680	44,981	19,280	21,560	2,325	116,836	(1,374)
Average pay rate	1.63%	1.64%	1.65%	1.51%	1.76%	2.06%	1.64%
Average receive rate	0.64%	0.63%	0.68%	0.68%	0.89%	0.71%	0.67%

Fixed to variable	7,557	76,000	38,000	9,000	24,000	22,000	176,557	(85)
Average pay rate	1.33%	1.39%	0.56%	0.42%	0.46%	0.90%	1.04%
Average receive rate	2.34%	2.37%	1.61%	1.45%	1.50%	1.82%	2.05%

Variable to variable	—	2,500	5,000	—	2,000	4,000	13,500	(56)
Average pay rate	—	1.33%	1.19%	—	1.36%	0.00%	1.21%
Average receive rate	—	1.69%	1.55%	—	1.73%	0.56%	1.59%

Notional amounts (US$):
Variable to fixed	19,863	3,486	634	—	—	—	23,983	(228)
Average pay rate	3.08%	3.11%	2.83%	—	—	—	3.08%
Average receive rate	1.11%	1.10%	1.11%	—	—	—	1.11%

Fixed to variable	989	—	—	—	—	—	989	6
Average pay rate	1.42%	—	—	—	—	—	1.42%
Average receive rate	0.11%	—	—	—	—	—	0.11%

Variable to variable	1,056	—	—	—	—	—	1,056	7
Average pay rate	1.14%	—	—	—	—	—	1.14%
Average receive rate	1.28%	—	—	—	—	—	1.28%

Notional amounts (ST£):
Variable to fixed	57,977	47,551	1,479	—	—	—	107,007	197
Average pay rate	4.37%	4.58%	4.96%	—	—	—	4.44%
Average receive rate	4.67%	4.82%	4.18%	—	—	—	4.71%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2004.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements in this section include, but are not limited to, ability of counterparties to the financial instruments to perform contractual obligations; the general economic condition in the markets where financial assets Hitachi holds are traded; and the volatility of the market prices of securities, interest rates and foreign currency exchange rates. In addition, see “Item 3. Key Information — Risk Factors” for other examples of factors that could cause actual results to differ materially from those projected or implied.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of March 31, 2005, the Company, under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and principal financial officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of such date were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Yoshiki Yagi qualifies as an “audit committee financial expert” within the meaning of the rules of the SEC.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table shows fees for audit and other services rendered by Hitachi’s principal accountant for fiscal 2003 and 2004.

	Fiscal 2003	Fiscal 2004
	(Millions of yen)
Audit Fees	885	1,516
Audit-Related Fees	134	196
Tax Fees	58	82
All Other Fees	42	16

Total	1,119	1,810

Notes:

1.	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

2.	Ernst & Young ShinNihon has served as Hitachi’s principal accountant for fiscal 2003 and fiscal 2004.

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

The following table sets forth, for each of the months indicated, the total number of shares purchased by the Company, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

The Company currently does not have any publicly announced repurchase plans or programs. The purchases shown below represent the purchase of less-than-one-unit shares from less-than-one-unit shareholders in accordance with the Japanese Commercial Code. It also represents with the purchase as a result of the merger with TOKICO LTD., an equity-method affiliate of the Company (see notes 1 through 3.)

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2004 - April 30, 2004	57,616	812	—	—
May 1, 2004 - May 31, 2004	39,725	736	—	—
June 1, 2004 - June 30, 2004	51,375	743	—	—
July 1, 2004 - July 31, 2004	136,821	716	—	—
August 1, 2004 - August 31, 2004	74,321	669	—	—
September 1, 2004 - September 30, 2004	92,098	687	—	—
October 1, 2004 - October 31, 2004(*1)	246,191	364	—	—
November 1, 2004 - November 30, 2004(*2)	207,388	657	—	—
December 1, 2004 - December 31, 2004(*3)	11,065,156	660	—	—
January 1, 2005 - January 31, 2005	207,859	702	—	—
February 1, 2005 - February 28, 2005	111,322	672	—	—
March 1, 2005 - March 31, 2005	92,022	673	—	—

Total	12,381,894	657	—	—

Notes:

1.	The purchase in October 2004 includes 112,724 shares allocated to TOKICO LTD.’s treasury stocks, which became the Company’s treasury stocks without consideration after the merger with TOKICO LTD.

2.	The purchase in November 2004 includes fractional shares allocated as a result of the merger with TOKICO LTD.

3.	The purchase in December 2004 includes shares allocated to the Company’s subsidiaries as a result of the merger with TOKICO LTD.

PART III

ITEM 17.	FINANCIAL STATEMENTS

All other schedules are omitted as permitted by the rules and regulations of the SEC, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Financial statements of affiliates are omitted because none of these meets the 20% level tests.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the index at Item 17 for the years ended March 31, 2005 and 2004. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Disclosure of this information is required by accounting principles generally accepted in the United States.

In our opinion, except for the omission of segment information discussed in the third paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended March 31, 2005 and 2004 referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

May 18, 2005,

except for Note 29, as to which the date is

August 18, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.:

We have audited the consolidated statements of operations, stockholders’ equity and cash flows of Hitachi, Ltd. and subsidiaries for the year ended March 31, 2003. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule for the year ended March 31, 2003, as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

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

The Company declined to present segment information for the year ended March 31, 2003. In our opinion, disclosures of segment and related information about the different types of business activities in which the company engages and the different economic environments in which it operates is required by U.S. generally accepted accounting principles. The omission of segment information results in an incomplete presentation of the Company’s consolidated financial statements.

In our opinion, except for the omission of the segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Hitachi, Ltd. and subsidiaries for the year ended March 31, 2003, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the year ended March 31, 2003, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA & Co.

Tokyo, Japan

May 15, 2003

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2004

	Yen (millions)
	2005	2004
Assets
Cash and cash equivalents	708,715	764,396
Short-term investments (note 3)	146,568	177,949
Trade receivables:
Notes (note 7)	134,198	144,768
Accounts (notes 4 and 7)	2,104,147	2,085,048
Allowance for doubtful receivables and unearned income	(40,579)	(43,287)

Net trade receivables	2,197,766	2,186,529

Inventories (note 5)	1,198,955	1,123,406
Prepaid expenses and other current assets (note 9)	560,072	515,909
Investments in leases (notes 6 and 7)	526,759	451,753
Investments and advances, including affiliated companies (note 3)	894,851	908,962
Property, plant and equipment (notes 6 and 10):
Land	436,308	419,846
Buildings	1,740,057	1,690,096
Machinery and equipment	5,222,157	4,899,239
Construction in progress	57,291	49,011

	7,455,813	7,058,192
Less accumulated depreciation	5,097,882	4,825,330

Net property, plant and equipment	2,357,931	2,232,862

Other assets (notes 8 and 9)	1,144,630	1,228,556

	9,736,247	9,590,322

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and 2004

	Yen (millions)
	2005	2004
Liabilities and Stockholders’ Equity
Short-term debt (note 10)	676,611	623,816
Current portion of long-term debt (notes 6 and 10)	506,863	559,647

Trade payables:
Notes	62,855	67,581
Accounts	1,246,401	1,220,033
Accrued expenses	843,022	797,935
Income taxes (note 9)	61,789	78,438
Advances received	247,586	216,544
Other current liabilities (note 9)	419,419	347,060
Long-term debt (notes 6 and 10)	1,319,032	1,314,102
Retirement and severance benefits (note 11)	1,033,005	1,273,509
Other liabilities (note 9)	90,781	124,710

Total liabilities	6,507,364	6,623,375

Minority interests	921,052	798,816

Stockholders’ equity:
Common stock (notes 10 and 12)	282,033	282,032
Capital surplus (note 12)	565,360	551,690
Legal reserve (note 13)	110,214	109,163
Retained earnings (note 13)	1,668,984	1,651,272
Accumulated other comprehensive loss (note 15)	(301,524)	(393,864)
Treasury stock, at cost (note 14)	(17,236)	(32,162)

Total stockholders’ equity	2,307,831	2,168,131

Commitments and contingencies (note 16)
	9,736,247	9,590,322

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Revenues:
Product sales (note 4)	8,055,179	7,652,205	7,235,069
Financial and other services	971,864	980,245	956,683

Total revenues	9,027,043	8,632,450	8,191,752
Cost of sales:
Product sales	(6,258,922)	(5,966,578)	(5,617,932)
Financial and other services	(702,348)	(743,576)	(622,561)

Total cost of sales	(6,961,270)	(6,710,154)	(6,240,493)
Selling, general and administrative expenses	(1,786,718)	(1,737,433)	(1,798,292)

Impairment losses for long-lived assets (note 17)	(26,797)	(26,085)	(8,474)
Restructuring charges (note 18)	(33,307)	(28,613)	—
Interest income	13,413	12,808	14,158
Dividends income	5,971	6,352	8,921
Other income (notes 19 and 20)	67,024	142,010	23,658
Interest charges	(29,057)	(30,855)	(34,338)
Other deductions (note 19)	(11,796)	(23,331)	(60,064)

Income before income taxes and minority interests	264,506	237,149	96,828

Income taxes (note 9)	(149,990)	(198,655)	(52,662)

Income before minority interests	114,516	38,494	44,166

Minority interests	(63,020)	(22,618)	(16,299)

Net income	51,496	15,876	27,867

	Yen
Net income per share (note 21):
Basic	15.53	4.81	8.31

Diluted	15.15	4.75	8.19

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Common stock (notes 10 and 12):
Balance at beginning of year	282,032	282,032	282,032
Conversion of convertible debentures	1	0	—

Balance at end of year	282,033	282,032	282,032

Capital surplus (note 12):
Balance at beginning of year	551,690	562,214	527,010
Gains on sales of treasury stock	353	48	—
Gains on stock exchange upon a merger	12,509	—	—
Increase (decrease) arising from divestiture and other	808	(10,572)	35,204

Balance at end of year	565,360	551,690	562,214

Legal reserve (note 13):
Balance at beginning of year	109,163	111,309	110,751
Net transfer from (to) retained earnings	921	(1,849)	554
Net transfer from (to) minority interests	130	(297)	4

Balance at end of year	110,214	109,163	111,309

Retained earnings (note 13):
Balance at beginning of year	1,651,272	1,655,029	1,643,248
Net income	51,496	15,876	27,867
Cash dividends	(34,628)	(19,990)	(10,013)
Net transfer from (to) legal reserve	(921)	1,849	(554)
Net transfer from (to) minority interests	1,765	(1,492)	(5,519)

Balance at end of year	1,668,984	1,651,272	1,655,029

Accumulated other comprehensive loss (note 15):
Balance at beginning of year	(393,864)	(755,525)	(258,484)
Other comprehensive income (loss), net of reclassification adjustments	92,666	359,116	(495,861)
Net transfer from (to) minority interests	(326)	2,545	(1,180)

Balance at end of year	(301,524)	(393,864)	(755,525)

Treasury stock, at cost (note 14):
Balance at beginning of year	(32,162)	(1,847)	(333)
Acquisition for treasury	(1,177)	(30,464)	(1,514)
Sales of treasury stock	478	149	—
Stock exchange upon a merger	15,625	—	—

Balance at end of year	(17,236)	(32,162)	(1,847)

Total stockholders’ equity	2,307,831	2,168,131	1,853,212

Comprehensive income (loss) (note 15):
Net income	51,496	15,876	27,867
Other comprehensive income (loss) arising during the year	97,878	362,893	(492,476)
Reclassification adjustments for net gain included in net income	(5,212)	(3,777)	(3,385)

Comprehensive income (loss)	144,162	374,992	(467,994)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2004 and 2003

	Yen (millions)
	2005	2004	2003
Cash flows from operating activities (note 23):
Net income	51,496	15,876	27,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	425,080	436,053	480,274
Amortization	132,370	117,561	86,095
Impairment losses for long-lived assets	26,797	26,085	8,474
Deferred income taxes	45,310	77,056	(35,526)
Equity in (earnings) losses of affiliated companies, net	162	(10,120)	15,803
Gain on sale of investments and subsidiaries’ common stock	(54,741)	(137,925)	(54,849)
Impairment of investments in securities	9,665	12,893	65,828
Loss (gain) on disposal of rental assets and other property	15,202	13,274	(14,064)
Income applicable to minority interests	63,020	22,618	16,299
(Increase) decrease in receivables	103,246	(187,545)	2,280
(Increase) decrease in inventories	(95,191)	(67,026)	7,994
(Increase) decrease in prepaid expenses and other current assets	(29,973)	(3,075)	3,170
Increase (decrease) in payables	(53,785)	145,234	96,777
Increase (decrease) in accrued expenses and retirement and severance benefits	(26,823)	109,152	(71,969)
Increase (decrease) in accrued income taxes	(18,861)	27,741	(5,825)
Increase (decrease) in other liabilities	(408)	5,276	11,989
Net change in inventory-related receivables from financial services (note 2 (y))	(22,036)	(3,140)	11,041
Other	(5,174)	3,415	5,901

Net cash provided by operating activities	565,356	603,403	657,559

Cash flows from investing activities (note 23):
(Increase) decrease in short-term investments	47,179	10,035	(8,162)
Capital expenditures	(368,896)	(289,753)	(323,825)
Purchase of assets to be leased (note 2 (y))	(483,192)	(439,047)	(381,326)
Collection of investments in leases (note 2 (y))	301,614	340,376	307,392
Proceeds from disposal of rental assets and other property	90,726	122,258	142,973
Proceeds from sale of investments and subsidiaries’ common stock	112,932	301,553	167,350
Purchase of investments and subsidiaries’ common stock	(61,711)	(110,837)	(262,424)
Purchase of software (note 2 (y))	(121,415)	(117,896)	(137,113)
Other	(44,225)	(84,102)	(135,191)

Net cash used in investing activities	(526,988)	(267,413)	(630,326)

Cash flows from financing activities (note 23):
Increase (decrease) in short-term debt, net	27,029	(193,286)	(12,490)
Proceeds from long-term debt	533,442	460,144	375,802
Payments on long-term debt	(599,637)	(587,335)	(547,759)
Proceeds (payments) on subsidiaries’ common stock, net	(8,431)	9,984	1,872
Dividends paid to stockholders	(34,815)	(19,961)	(9,973)
Dividends paid to minority stockholders of subsidiaries	(16,671)	(13,714)	(13,108)
Acquisition of common stock for treasury	(1,177)	(30,464)	(1,514)
Proceeds from sales of treasury stock	831	197	—

Net cash used in financing activities	(99,429)	(374,435)	(207,170)

Effect of exchange rate changes on cash and cash equivalents	5,380	(25,330)	(21,266)

Net decrease in cash and cash equivalents	(55,681)	(63,775)	(201,203)
Cash and cash equivalents at beginning of year	764,396	828,171	1,029,374

Cash and cash equivalents at end of year	708,715	764,396	828,171

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

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

The consolidated financial statements as of and for the years ended March 31, 2005 and 2004 include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements for the year ended March 31, 2003 include the accounts of the Company and its majority-owned subsidiaries. The consolidated financial statements include accounts of certain subsidiaries, of which fiscal years differ from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

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

67	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Cash Equivalents

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

(f)	Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values are accounted for under the cost method. The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

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

A decline in fair value of any available-for-sale or held-to-maturity security below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

68	(Continued)

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

The Company evaluates the amortized cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees and cost method investments for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

69	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Inventories

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

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The fair value of a reporting unit is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives.

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No.86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s expected future revenue to current year’s revenue or the straight-line method over the remaining estimated economic life of each software.

70	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

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

The Company designates and accounts for hedging derivatives as follows:

•	“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•	“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•	“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

71	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(o)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company adopted the consensus of the FASB Emerging Issue Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” during the year ended March 31, 2004. The impact of adopting the consensus was not material to the Company’s results of operations.

The Company offers multiple solutions to its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

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

72	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are information technology system products, semiconductor manufacturing equipment, test and measurement equipment, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plants, and elevators and escalators.

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

The Company recognizes software revenue in accordance with the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

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

73	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(p)	Advertising

Advertising costs are expensed as incurred.

(q)	Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

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

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is accounted for as an income statement recognition.

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

74	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. As of March 31, 2005, the Company has several stock-based compensation plans, which are described more fully in note 28. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the years ended March 31, 2005, 2004 and 2003, the Company recognized no material stock-based compensation expense.

SFAS No. 123, “Accounting for Stock-Based Compensation,” prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elects to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income and the per share information for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (millions)
	2005	2004	2003
Net income — as reported	51,496	15,876	27,867
Stock-based compensation expense included in reported net income	215	—	—
Stock-based compensation expense determined under SFAS No. 123	(459)	(3,034)	(172)

Net income — pro forma	51,252	12,842	27,695

	Yen
Net income per share:
Basic — as reported	15.53	4.81	8.31
Basic — pro forma	15.45	3.89	8.26

Diluted — as reported	15.15	4.75	8.19
Diluted — pro forma	15.08	3.83	8.14

75	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(v)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

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

(x)	New Accounting Standards

In October 2004, the EITF reached a consensus on EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” This consensus requires that all instruments which have embedded conversion features that are contingent on market conditions indexed to an issuer’s share price should be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. This consensus is effective for reporting periods ending after December 15, 2004 and applied retroactively to instruments outstanding at the end of the first reporting period after December 15, 2004, except for those that have been cash settled before such date. It had no impact on the diluted earnings per share for the years ended March 31, 2004 and 2003.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 clarify that abnormal amounts of costs should be recognized as current-period charges rather than as a portion of the inventory cost. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

76	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and adopted a broader exception for exchanges of nonmonetary assets that do not have commercial substance and should be measured based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 (R) supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, the SEC issued Staff Accounting Bulletin No. 107, in which interpretations expressed views of the staff regarding the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provided the staff’s views regarding the valuation of share-based payment arrangements for public companies. The provisions of SFAS No. 123 (R) shall be effective no later than the beginning of the first fiscal year beginning after June 15, 2005, as deferred by the SEC. SFAS No. 123 (R) is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In March 2004, the EITF reached a consensus in Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which provides guidance for the determination of other-than-temporary impairment and disclosure of debt and equity securities accounted for in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” and cost method investments. In September 2004, the FASB issued FASB Staff Position No. 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1” which delayed the effective date for the recognition and measurement guidance of EITF Issue No. 03-1. The delay remains in effect until the FASB issues further implementation guidance. The disclosure requirements of the consensus remain of effect.

77	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	Presentation of Receivables from Financing Services in Consolidated Statements of Cash Flows

Certain financing subsidiaries provide the financing services related to products which the Company and its subsidiaries manufacture under lease agreements. In the prior years, such transactions were reflected as an operating cash inflow and an investing cash outflow in the consolidated statements of cash flows when a lease agreement was commenced even though there was no cash flow on a consolidated basis. After considering the concern raised by the SEC in public, the Company has decided to reflect the fact there was no cash received by the consolidated entity at the inception of the lease, resulting in the elimination of the effects of the intercompany transaction, and to properly classify cash receipts from lease receivables related to the products manufactured by the Company and its subsidiaries as operating activities. The reclassification has also been made to the presentation of the prior year’s statements of cash flows and the effects of this reclassification for the years ended March 31, 2004 and 2003 are as follows:

	Yen (millions)
	2004	2003
Net cash provided by operating activities, as previously reported	606,543	646,518
Reclassification	(3,140)	11,041

Revised net cash provided by operating activities	603,403	657,559

Net cash used in investing activities, as previously reported	(270,553)	(619,285)
Reclassification	3,140	(11,041)

Revised net cash used in investing activities	(267,413)	(630,326)

(z)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

78	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005	2004
Investments in securities:
Available-for-sale securities	81,583	94,788
Held-to-maturity securities	392	259
Trading securities	64,593	82,902

	146,568	177,949

Investments and advances, including affiliated companies as of March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005	2004
Investments in securities:
Available-for-sale securities	314,471	311,414
Held-to-maturity securities	658	1,070
Securities without readily determinable fair values	77,755	77,242
Investments in affiliated companies	388,076	389,295
Advances and other	113,891	129,941

	894,851	908,962

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2005 and 2004.

	Yen (millions)
	2005				2004
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	37,195	34	20	37,209	53,979	45	2	54,022
Other securities	44,355	19	—	44,374	40,766	43	43	40,766

	81,550	53	20	81,583	94,745	88	45	94,788
Investments and advances:
Equity securities	98,751	102,170	3,623	197,298	89,450	90,245	1,162	178,533
Debt securities	91,412	1,383	907	91,888	112,288	521	951	111,858
Other securities	24,928	450	93	25,285	20,620	476	73	21,023

	215,091	104,003	4,623	314,471	222,358	91,242	2,186	311,414

	296,641	104,056	4,643	396,054	317,103	91,330	2,231	406,202

79	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2005 and 2004.

	Yen (millions)
	2005				2004
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	3,842	20	—	—	1,820	2	—	—
Other securities	—	—	—	—	127	7	166	36

	3,842	20	—	—	1,947	9	166	36
Investments and advances:
Equity securities	10,112	2,694	5,025	929	4,692	563	3,305	599
Debt securities	14,559	669	10,937	238	20,089	775	15,080	176
Other securities	5,317	59	905	34	990	5	588	68

	29,988	3,422	16,867	1,201	25,771	1,343	18,973	843

	33,830	3,442	16,867	1,201	27,718	1,352	19,139	879

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥60,653 million, ¥83,886 million and ¥112,861 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2005, 2004 and 2003 were ¥15,889 million, ¥33,887 million and ¥40,119 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2005, 2004 and 2003 were ¥64 million, ¥2,160 million and ¥4,660 million, respectively.

For the years ended March 31, 2005, 2004 and 2003, the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss was a net gain of ¥18,848 million, a net gain of ¥67,265 million and a net loss of ¥60,907 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss was a net gain of ¥9,379 million, ¥19,319 million and ¥5,999 million, respectively.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the years ended March 31, 2005, 2004 and 2003 that relate to trading securities still held at the balance sheet date were a gain of ¥2,223 million, a gain of ¥2,214 million and a loss of ¥437 million, respectively.

80	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of March 31, 2005 are as follows:

	Yen (millions)
	Held-to- maturity	Available- for-sale	Total
Due within five years	558	44,881	45,439
Due after five years	100	72,292	72,392

	658	117,173	117,831

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate carrying amount of cost method investments which were not evaluated for impairment as of March 31, 2005 was ¥75,838 million mainly because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2005 and 2004 were ¥206,942 million and ¥159,774 million, respectively. The aggregate carrying amount of such investments as of March 31, 2005 and 2004 were ¥130,850 million and ¥114,636 million, respectively.

As of March 31, 2005 and 2004, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥14,673 million and ¥28,379 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, equity method goodwill of ¥8,669 million and ¥7,434 million, respectively, are included in investments in certain affiliated companies as of March 31, 2005 and 2004.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Yen (millions)
	2005	2004
Current assets	1,516,004	1,372,889
Non-current assets	1,096,151	1,283,797
Current liabilities	1,094,051	1,251,814
Non-current liabilities	540,773	398,058

	Yen (millions)
	2005	2004	2003
Revenues	2,588,526	2,457,443	1,400,599
Gross profit	432,615	374,535	233,772
Net income (loss)	1,850	14,581	(29,841)

81	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 1, 2003, Renesas Technology Corp. (Renesas), which focuses on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off from their respective companies. Although the Company owns 55% of the voting stock of Renesas, the Company accounts for the investment under the equity method of accounting as Mitsubishi Electric Corporation has substantive participating rights per the joint venture agreement. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately ¥596,118 million and ¥147,443 million, respectively.

(4)	Receivables

The aggregate annual maturities of the long-term trade receivables after March 31, 2006 included in Trade receivables- Accounts are as follows:

Years ending March 31	Yen (millions)
2007	18,552
2008	11,167
2009	7,453
2010	1,107
Thereafter	984

39,263

Sales on an installment payment basis for the years ended March 31, 2005, 2004 and 2003 totaled ¥8,275 million, ¥9,021 million and ¥14,618 million, respectively.

(5)	Inventories

Inventories as of March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Finished goods	371,331	333,337
Work in process	651,227	632,358
Raw materials	176,397	157,711

	1,198,955	1,123,406

Inventories include items associated with major contracts which require long-term processing performed for more than twelve months. These items as of March 31, 2005 and 2004 aggregated ¥39,474 million and ¥45,860 million, respectively.

(6)	Leases

The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2005 amounted to ¥1,433,516 million and ¥1,094,835 million, respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

82	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2005 and the future minimum lease receivables of financing leases as of March 31, 2004:

	Yen (millions)
	2005
Years ending March 31	Financing leases	Operating leases
2006	201,762	72,158
2007	149,871	54,022
2008	106,649	36,129
2009	73,471	18,893
2010	36,546	7,163
Thereafter	35,143	11,160

Total minimum payments to be received	603,442	199,525

Amount representing executory costs	(32,029)
Unearned income	(39,650)
Allowance for doubtful receivables	(5,004)

Net investment in financing leases	526,759

Yen (millions)
2004
Financing leases
Total minimum payments to be received	510,834
Amount representing executory costs	(28,936)
Unearned income	(24,620)
Allowance for doubtful receivables	(5,525)

Net investment in financing leases	451,753

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2005 and 2004 amounted to ¥33,239 million and ¥34,080 million, respectively, and accumulated depreciation as of March 31, 2005 and 2004 amounted to ¥17,803 million and ¥16,655 million, respectively.

In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for total proceeds of ¥40,000 million. The lease back is classified as an operating lease with a term of 38 months. A portion of the gain on sale which represents the present value of the minimum lease payments over the lease term has been deferred and is being recognized over the lease term. This deferral amounted to ¥8,551 million.

83	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2005:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2006	3,977	13,540
2007	3,616	10,040
2008	2,479	7,348
2009	2,070	6,117
2010	862	3,925
Thereafter	1,474	7,873

Total minimum lease payments	14,478	48,843

Amount representing executory costs	(362)
Amount representing interest	(965)

Present value of net minimum lease payments	13,151
Less current portion of capital lease obligations	(3,569)

Long-term capital lease obligations	9,582

(7)	Securitizations

For the years ended March 31, 2005, 2004 and 2003, Hitachi Capital Corporation (HCC), a financing subsidiary, sold primarily lease receivables, to Special Purpose Entities (SPE), and the SPEs issued asset-backed commercial papers to investors. The investors and the SPEs have no recourse to HCC’s other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and are subordinate to investor’s interests. For the years ended March 31, 2005, 2004 and 2003, gains recognized on the sale of lease receivables amounted to ¥12,985 million, ¥12,394 million and ¥8,278 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2005, 2004 and 2003:

	Yen (millions)
	2005	2004	2003
Proceeds from transfer of lease receivables	310,668	271,281	249,430
Servicing fees received	22	23	27
Purchases of delinquent or ineligible assets	(25,717)	(14,775)	(8,174)

84	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2005 are as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,096,553	737	951
Assets transferred	(569,794)

Assets held in portfolio	526,759

For the years ended March 31, 2005, 2004 and 2003, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2005, 2004 and 2003, proceeds from the transfer of trade receivables were ¥1,252,656 million, ¥1,006,164 million and ¥1,080,805 million, respectively, and losses recognized on those transfers were ¥3,388 million, ¥2,973 million and ¥2,965 million, respectively.

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2005, 2004 and 2003 amounted to ¥228,085 million, ¥190,059 million and ¥262,460 million, respectively, and related amortization expense during the years ended March 31, 2005, 2004 and 2003 amounted to ¥132,370 million, ¥117,561 million and ¥86,095 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

85	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible assets other than goodwill as of March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	402,523	279,139	123,384	335,808	218,972	116,836
Software for internal use	362,426	189,024	173,402	326,745	151,955	174,790
Patents	123,445	24,375	99,070	73,502	14,350	59,152
Other	96,371	61,769	34,602	75,868	45,064	30,804

	984,765	554,307	430,458	811,923	430,341	381,582

Unamortized intangible assets	9,382	—	9,382	13,618	—	13,618

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2006	100,236
2007	80,885
2008	59,756
2009	39,743
2010	25,605

The changes in the carrying amount of goodwill for the years ended March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005	2004
Balance at beginning of the year	53,478	60,317
Acquired during the year	6,424	10,003
Impairment loss	(13,646)	(3,623)
Transfer due to divestiture	—	(8,232)
Translation adjustment and other	(358)	(4,987)

Balance at end of the year, included in other assets	45,898	53,478

Mainly due to severe demands for price reduction in the Automotive industry reporting units in the Power and Industrial Systems, operating profits and cash flows were lower than expected. Based on that trend, the earnings forecast for the next three years was revised. The Company’s determination of fair values of the reporting units incorporate the earnings forecast into its valuation assumptions resulting in a fair market value that was less than its carrying value. The Company recorded a pretax impairment loss of ¥11,526 million, which was reported in selling, general and administrative expenses for the year ended March 31, 2005.

86	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Income Taxes

Components, as either domestic or foreign, of income before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2005
	Domestic	Foreign	Total
Income before income taxes and minority interests	212,424	52,082	264,506
Income taxes:
Current tax expense	85,263	19,417	104,680
Deferred tax expense	41,847	3,463	45,310

	127,110	22,880	149,990

	Yen (millions)
	2004
	Domestic	Foreign	Total
Income before income taxes and minority interests	211,000	26,149	237,149
Income taxes:
Current tax expense	93,264	28,335	121,599
Deferred tax expense (benefit)	89,293	(12,237)	77,056

	182,557	16,098	198,655

	Yen (millions)
	2003
	Domestic	Foreign	Total
Income before income taxes and minority interests	69,248	27,580	96,828
Income taxes:
Current tax expense	76,782	11,406	88,188
Deferred tax expense (benefit)	(38,996)	3,470	(35,526)

	37,786	14,876	52,662

87	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (millions)
	2005	2004	2003
Continuing operations:
Current tax expense	104,680	121,599	88,188
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	23,672	35,714	(20,525)
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	—	2,318	27,993
Change in valuation allowance	21,638	39,024	(42,994)

	149,990	198,655	52,662
Other comprehensive income (loss), net of reclassification adjustments:
Minimum pension liability adjustments	77,535	259,788	(333,700)
Net unrealized holding gain on available-for-sale securities	3,115	19,154	(27,878)
Cash flow hedges	(523)	162	(335)

	80,127	279,104	(361,913)

	230,117	477,759	(309,251)

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 5% and 10.08%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.8% for the year ended March 31, 2003.

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

On March 31, 2003, amendments to local business tax law in Japan were enacted, resulting in the lower business tax rates. During the year ended March 31, 2004, additional minor changes in tax rates for business taxes were enacted in certain local administrative divisions of Japan. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for domestic companies was approximately 40.6% for the year ended March 31, 2005.

88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2005	2004	2003
Combined statutory income tax rate	40.6%	43.6%	41.8%
Equity in (earnings) losses of affiliated companies	0.0	(1.9)	6.8
Impairment of investments in affiliated companies	—	1.4	10.8
Excess amounts over the tax basis of investments in affiliated companies	2.6	3.0	—
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	1.6	12.6	5.6
Expenses not deductible for tax purposes	4.6	7.2	12.9
Enacted changes in tax laws and rates in Japan	—	1.0	28.9
Change in valuation allowance	8.2	16.5	(44.4)
Difference in statutory tax rates of foreign subsidiaries	(2.1)	(1.5)	(9.1)
Other	1.2	1.9	1.1

Effective income tax rate	56.7%	83.8%	54.4%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2005 and 2004 are presented below:

	Yen (millions)
	2005	2004
Total gross deferred tax assets:
Retirement and severance benefits	380,254	478,559
Accrued expenses	216,139	184,521
Property, plant and equipment, due to differences in depreciation	34,769	30,442
Net operating loss carryforwards	119,930	157,958
Other	293,735	288,820

	1,044,827	1,140,300
Valuation allowance	(196,811)	(191,196)

	848,016	949,104
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(33,077)	(34,645)
Tax purpose reserves regulated by Japanese tax laws	(24,268)	(26,674)
Net unrealized gain on securities	(35,477)	(26,023)
Other	(27,706)	(28,558)

	(120,528)	(115,900)

Net deferred tax asset	727,488	833,204

89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” as of March 31, 2005 and 2004 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2005	2004
Prepaid expenses and other current assets	11,781	10,673
Other assets	51,610	56,843

	63,391	67,516

Net deferred tax asset as of March 31, 2005 and 2004 is reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2005	2004
Prepaid expenses and other current assets	295,532	283,538
Other assets	460,721	572,982
Other current liabilities	(3,011)	(2,392)
Other liabilities	(25,754)	(20,924)

Net deferred tax asset	727,488	833,204

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net change in the total valuation allowance for the years ended March 31, 2005 and 2004 was an increase of ¥5,615 million and ¥3,509 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2005.

As of March 31, 2005, the Company and various subsidiaries have operating loss carryforwards of ¥328,158 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥245,065 million expire by March 31, 2010, and ¥83,093 million expire in various years thereafter or do not expire.

90	(Continued)

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

(10)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Borrowings mainly from banks	333,183	323,288
Commercial paper	295,821	216,671
Borrowings from affiliates	47,607	83,857

	676,611	623,816

The weighted average interest rate on short-term debt outstanding as of March 31, 2005 and 2004 was 0.1%.

The components of long-term debt as of March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Unsecured notes and debentures:
Due 2006, interest 3.45% debenture	200,000	200,000
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2008, interest 0.52% debenture	5,000	—
Due 2010, interest 0.74% debenture	5,000	—
Due 2005–2018, interest 0.03–5.92%, issued by subsidiaries	704,097	687,551
Unsecured convertible debentures:
7th series, due 2004, interest 1.4%	—	218,468
Series A, due 2009, zero coupon	50,000	—
Series B, due 2009, zero coupon	50,000	—
Due 2004, interest 1.7–1.8%, issued by subsidiaries	—	13,059
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2005–2014, interest 0.65–4.65%	12,140	22,777
Unsecured, maturing 2005–2015, interest 0.4–5.7%	706,507	637,111
Capital lease obligations	13,151	14,783

	1,825,895	1,873,749
Less current portion	506,863	559,647

	1,319,032	1,314,102

91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Before the Company’s merger with Hitachi Unisia Automotive, Ltd., a wholly owned subsidiary, on October 1, 2004, “Due 2008, interest 0.52% debenture” and “Due 2010, interest 0.74% debenture” were included in “Due 2005–2018, interest 0.03–5.92%, issued by subsidiaries.”

The aggregate annual maturities of long-term debt after March 31, 2006 are as follows:

Years ending March 31	Yen (millions)
2007	214,029
2008	241,888
2009	198,691
2010	337,124
Thereafter	327,300

1,319,032

A subsidiary pledges equity securities issued by its subsidiary as collateral for bank loans totaling ¥477 million. The collateralized number of shares and the fair value as of March 31, 2005 are as follows:

				Yen (millions)
Subsidiary name	Number of shares owned in thousands	Percent of ownership	Collateralized number of shares in thousands	Fair value as of March 31, 2005
Hitachi Powdered Metals Co., Ltd.	17,072	53.3%	2,000	1,614

In addition, some other assets are collateralized for bank loans of certain subsidiaries as described in note 16.

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

92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In October, 2004, the Company issued Euro yen zero coupon convertible bonds. The bonds consist of ¥50,000 million series A zero coupon convertible bonds due 2009 and ¥50,000 million series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price is ¥1,009 per share, which will be adjusted to no less than ¥822 on October 19, 2005 and October 19, 2007 for series A zero coupon convertible bonds, and April 19, 2006 and April 19, 2008 for series B zero coupon convertible bonds. During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company’s shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at its option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

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

Directors, Executive Officers and certain employees are not covered by the programs described above. Certain benefits paid to such persons are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries make contributions to a number of defined benefits pension plans. During the years ended March 31, 2005 and 2004, the Company and certain subsidiaries amended a portion of their defined benefit plans to cash balance plans.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

93	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2005, 2004 and 2003 consists of the following components:

	Yen (millions)
	2005	2004	2003
Service cost	85,500	107,002	112,948
Interest cost	63,637	78,493	97,161
Expected return on plan assets for the period	(33,749)	(32,863)	(71,679)
Amortization of transition asset	(208)	(368)	(421)
Amortization of prior service benefit	(13,842)	(13,423)	(10,115)
Recognized actuarial loss	100,274	151,567	107,478
Transfer to defined contribution pension plan	3,223	1,557	5,167
Derecognition of previously accrued salary progression due to transfer of substitutional portion	(16,235)	(17,215)	—
Loss on previously deferred actuarial losses due to transfer of substitutional portion	105,758	375,049	—
Curtailment and settlement loss	173	1,072	700
Employees’ contributions	(3,187)	(9,735)	(16,558)

Net periodic benefit cost	291,344	641,136	224,681
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	(165,247)	(411,621)	—

	126,097	229,515	224,681

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Yen (millions)
	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	2,717,784	3,753,375
Service cost	85,500	107,002
Interest cost	63,637	78,493
Plan amendments	(57,625)	(115,859)
Actuarial loss	18,377	34,676
Benefits paid	(138,245)	(175,210)
Acquisitions and divestitures	13,559	(78,689)
Transfer to defined contribution pension plan	(18,308)	(19,329)
Transfer of substitutional portion	(368,132)	(850,697)
Curtailment and settlement	(10,956)	(6,801)
Foreign currency exchange rate changes	1,675	(9,177)

Benefit obligation at end of year	2,307,266	2,717,784

Change in plan assets:
Fair value of plan assets at beginning of year	1,257,195	1,513,674
Actual return on plan assets	59,117	167,115
Employers’ contributions	130,247	154,832
Employees’ contributions	3,187	9,735
Benefits paid	(98,183)	(131,274)
Acquisitions and divestitures	2,441	(20,334)
Transfer to defined contribution pension plan	(1,209)	(8,621)
Transfer of substitutional portion	(186,650)	(421,861)
Settlement	(8,234)	—
Foreign currency exchange rate changes	1,096	(6,071)

Fair value of plan assets at end of year	1,159,007	1,257,195

Funded status	(1,148,259)	(1,460,589)
Unrecognized transition asset	—	(208)
Unrecognized prior service benefit	(235,757)	(190,667)
Unrecognized actuarial loss	803,104	1,021,527

Net amount recognized in the consolidated balance sheet	(580,912)	(629,937)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	2,212	1,070
Accrued benefit cost	(1,033,005)	(1,273,509)
Intangible asset	1,416	4,727
Accumulated other comprehensive loss	448,465	637,775

Net amount recognized	(580,912)	(629,937)

95	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2005	2004
Discount rate	2.5%	2.5%
Rate of compensation increase	2.9%	3.1%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	2.5%	2.5%	3.3%
Expected long-term return on plan assets	3.0%	3.7%	3.9%
Rate of compensation increase	3.1%	3.3%	3.2%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,167,152 million as of March 31, 2005 and ¥2,514,233 million as of March 31, 2004.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets are as follows:

	Yen (millions)
	2005	2004
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,128,876	2,486,835
Plan assets	1,118,739	1,225,906
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,306,142	2,709,118
Plan assets	1,157,541	1,248,067

The Employees Pension Fund (EPF) stipulated by the Japanese Pension Insurance Law is one of the defined benefit pension plans to which the Company and certain domestic subsidiaries had contributed. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain subsidiaries and their employees had contributed the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and certain subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2005. Consequently, the Company and certain subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government during the years ended March 31, 2005 and 2004. The Company anticipates that all remaining subsidiaries will transfer the substitutional portion of their benefit obligations and return the related portion of the plan assets to the government during the year ending March 31, 2006.

The Company and certain subsidiaries accounted for the entire separation process of the transfer as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

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

Asset allocations for the pension plans as of March 31, 2005 and 2004 are as follows:

	2005	2004
Equity securities	40.9%	40.6%
Debt securities	33.2	23.7
Cash	7.0	13.3
Life insurance company general accounts	6.3	8.4
Investment trusts	10.2	9.0
Other	2.4	5.0

	100.0%	100.0%

97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The objective of investment policy is to generate a stable return on the investment over the long term, which enable the Company’s and certain subsidiaries’ pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥112,346 million to their defined benefit plans for the year ending March 31, 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)
2006	116,156
2007	115,196
2008	121,838
2009	131,145
2010	139,483
2011-2015	683,420

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2005, 2004 and 2003 were ¥10,749 million, ¥7,718 million and ¥6,895 million, respectively.

98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Common Stock

The Company has authorized for issuance 10 billion shares of common stock.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2002	3,338,481,041	282,032
Issued under exchange offerings	29,643,245	—

Balance as of March 31, 2003	3,368,124,286	282,032
Issued upon conversion of convertible debentures	590	0

Balance as of March 31, 2004	3,368,124,876	282,032
Issued upon conversion of convertible debentures	1,180	1

Balance as of March 31, 2005	3,368,126,056	282,033

Issued shares under exchange offerings for the year ended March 31, 2003 include the issuance of 25,143,245, in connection with the Hitachi Unisia Automotive, Ltd. acquisition shares as discussed in note 27.

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Legal Reserve and Cash Dividends

The Japanese Commercial Code provides that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until the total of additional paid in capital and legal reserve equals 25 percent of stated common stock. In addition to reduction of a deficit and transfer to stated common stock, either additional paid in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2005, 2004 and 2003 represent dividends declared during those years and the related appropriations to the legal reserve. A provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year ended March 31, 2005 of ¥5.5 per share, aggregating ¥18,323 million. This dividend will be reported by the Board of Directors at the ordinary general shareholders’ meeting in respect to the year ended March 31, 2005.

Cash dividends per share for the years ended March 31, 2005, 2004 and 2003 were ¥11.0, ¥8.0 and ¥6.0, respectively, based on dividends declared with respect to earnings for the periods.

(14)	Treasury Stock

The Japanese Commercial Code (JCC) allows a company to acquire treasury stock upon shareholders’ approval to the extent that sufficient distributable funds are available. Effective September 25, 2003, the JCC was amended to no longer require shareholders’ approval but Board of Directors’ approval to the extent that the Board of Directors’ authority was stated in the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders’ meeting on June 24, 2004.

Pursuant to the provisions of the JCC, shareholders may request the Company to acquire their shares below a minimum trading lot (1,000 shares) as shares below a minimum trading lot cannot be publicly traded and do not carry a voting right. The JCC also states that a shareholder holding shares less than a minimum trading lot is entitled to request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot, provided that sale of treasury stock is allowed under the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders’ meeting on June 25, 2003.

100	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in treasury stock for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2002	370,714	333
Acquisition for treasury	2,864,577	1,514

Balance as of March 31, 2003	3,235,291	1,847
Acquisition for treasury	67,199,843	30,464
Sales of treasury stock	(325,161)	(149)

Balance as of March 31, 2004	70,109,973	32,162
Acquisition for treasury	1,697,685	1,177
Sales of treasury stock	(1,321,295)	(478)
Stock exchange upon a merger (note 27)	(33,937,141)	(15,625)

Balance as of March 31, 2005	36,549,222	17,236

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

101	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders’ equity is classified as follows:

	Yen (millions)
	2005	2004	2003
Foreign currency translation adjustments:
Balance at beginning of year	(95,786)	(60,948)	(38,012)
Other comprehensive income (loss), net of reclassification adjustments	5,320	(34,275)	(21,833)
Net transfer to minority interests	(438)	(563)	(1,103)

Balance at end of year	(90,904)	(95,786)	(60,948)

Minimum pension liability adjustments:
Balance at beginning of year	(329,536)	(698,916)	(260,100)
Other comprehensive income (loss)	86,541	366,707	(438,799)
Net transfer from (to) minority interests	323	2,673	(17)

Balance at end of year	(242,672)	(329,536)	(698,916)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	31,499	4,874	39,997
Other comprehensive income (loss), net of reclassification adjustments	1,458	26,635	(35,082)
Net transfer from (to) minority interests	39	(10)	(41)

Balance at end of year	32,996	31,499	4,874

Cash flow hedges:
Balance at beginning of year	(41)	(535)	(369)
Other comprehensive income (loss), net of reclassification adjustments	(653)	49	(147)
Net transfer from (to) minority interests	(250)	445	(19)

Balance at end of year	(944)	(41)	(535)

Total accumulated other comprehensive loss:
Balance at beginning of year	(393,864)	(755,525)	(258,484)
Other comprehensive income (loss), net of reclassification adjustments	92,666	359,116	(495,861)
Net transfer from (to) minority interests	(326)	2,545	(1,180)

Balance at end of year	(301,524)	(393,864)	(755,525)

102	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2005, 2004 and 2003 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Yen (millions)
	2005
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	4,650	—	4,650
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	13,174	(5,627)	7,547
Cash flow hedges	(1,233)	373	(860)

	163,754	(65,876)	97,878
Reclassification adjustments for net gain included in net income:
Foreign currency translation adjustments	670	—	670
Net unrealized holding gain on available-for-sale securities	(10,566)	4,477	(6,089)
Cash flow hedges	259	(52)	207

	(9,637)	4,425	(5,212)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	5,320	—	5,320
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	2,608	(1,150)	1,458
Cash flow hedges	(974)	321	(653)

	154,117	(61,451)	92,666

103	(Continued)

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
Reclassification adjustments for net gain included in net income:
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

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2003
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(21,294)	—	(21,294)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(54,607)	22,789	(31,818)
Cash flow hedges	(953)	388	(565)

	(821,633)	329,157	(492,476)
Reclassification adjustments for net gain included in net income:
Foreign currency translation adjustments	(539)	—	(539)
Net unrealized holding gain on available-for-sale securities	(5,642)	2,378	(3,264)
Cash flow hedges	707	(289)	418

	(5,474)	2,089	(3,385)
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(21,833)	—	(21,833)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(60,249)	25,167	(35,082)
Cash flow hedges	(246)	99	(147)

	(827,107)	331,246	(495,861)

105	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥31,258 million as of March 31, 2005.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of March 31, 2005, the undiscounted maximum potential future payments under such guarantees amounted to ¥548,504 million. The Company has accrued ¥6,099 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer can not make its scheduled payments.

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

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2005 is as follows:

Yen (millions)
Total commitment available	656,825
Amount utilized	18,421

Balance available	638,404

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain of its subsidiaries have line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of March 31, 2005 amounted to ¥183,014 million.

As of March 31, 2005, outstanding commitments for the purchase of property, plant and equipment were approximately ¥35,937 million.

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Balance at beginning of year	107,774	105,297
Expense recognized upon issuance of warranties	76,510	56,422
Payment of cash or in kind	(55,264)	(50,471)
Other, including effect of foreign currency translation	(71)	(3,474)

Balance at end of year	128,949	107,774

106	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2005 and 2004, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2005	2004
Notes discounted	4,853	3,839
Notes endorsed	6,644	15,592

	11,497	19,431

As of March 31, 2005, certain subsidiaries pledge a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

Yen (millions)
Cash and cash equivalents	117
Short-term investments	247
Other current assets	1,833
Investments and advances	112
Land	7,437
Buildings	9,053
Machinery and equipment	5,910

24,709

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company.

107	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Impairment Losses for Long-Lived Assets

The Company and certain subsidiaries recognized impairment losses for long-lived assets for the years ended March 31, 2005, 2004 and 2003 in the amount of ¥26,797 million, ¥26,085 million and ¥8,474 million, respectively.

For the year ended March 31, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥8,517 million in the Electronic Devices division, ¥4,954 million in the High Functional Materials & Components division and ¥4,453 million in the Corporate division. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

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

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (millions)
	2005	2004	2003
Special termination benefits	29,426	18,155	—
Loss on fixed assets	3,881	10,458	—

Total restructuring charges	33,307	28,613	—

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

108	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the Company. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Yen (millions)
	2005	2004	2003
Balance at beginning of the year	908	—	114,266
New charges	29,426	18,155	—
(employees to be terminated)	3,714	2,143	—
Cash payments	(15,939)	(17,247)	(114,213)
(employees actually terminated)	2,334	2,037	10,077
Foreign currency exchange rate changes	(6)	—	(53)

Balance at end of the year	14,389	908	—

The following represent significant restructuring activities for the year ended March 31, 2005 by business line:

1.	Information & Telecommunication Systems division restructured in order to strengthen its business structure primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥16,666 million. The liabilities for special termination benefits amounting to ¥9,599 million at March 31, 2005 will be paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥16,708 million.

2.	Digital Media & Consumer Products division restructured mainly its digital media plants in order to reorganize digital media operations primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥8,080 million. The liabilities for special termination benefits amounting to ¥2,696 million will be paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥9,685 million.

3.	High Functional Materials & Components division restructured its magnetic materials operations and cable operations in order to strengthen its management structure. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥1,711 million and were paid by March 2005. Total restructuring charges during the year ended March 31, 2005 amounted to ¥3,945 million.

109	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following represent significant restructuring activities for the year ended March 31, 2004 by business line:

1.	Power & Industrial Systems division restructured in order to address the general weakness in demand primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥1,414 million. The liabilities for special termination benefits amounting to ¥715 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 consisted only of special termination benefits.

2.	Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥14,394 million. The liabilities for special termination benefits amounting to ¥26 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥17,760 million.

3.	High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥2,347 million. The liabilities for special termination benefits amounting to ¥167 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥9,439 million.

(19)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2005, 2004 and 2003.

	Yen (millions)
	2005	2004	2003
Net gain (loss) on securities	46,463	130,175	(660)
Equity in earnings (losses) of affiliated companies	(162)	10,120	(15,803)
Net gain (loss) on sale and disposal of rental assets and other property	(9,545)	1,715	23,658
Exchange gain (loss)	4,389	(17,484)	(18,262)

“Other income” for the year ended March 31, 2005 includes a net gain of ¥14,422 million from issuance of stock by certain subsidiaries and affiliated companies which resulted in changes of the Company’s ownership interest.

“Other deductions” for the year ended March 31, 2003 includes a net periodic benefit cost of ¥24,857 million which was generated as the result of adopting EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” as described in note 11.

110	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Sales of Stock by Subsidiaries or Affiliated Companies

In November 2004, Elpida Memory, Inc., an affiliated company which is a Japanese manufacturer of Dynamic Random Access Memory silicon chips, issued 29,150,000 shares of common stock at ¥3,325 per share to third parties with the initial public offering. In December 2004, Elpida Memory, Inc. issued 2,700,000 shares of common stock at ¥3,325 per share to a third party. As a result of the issuance of new shares, the Company’s ownership interest of common stock decreased from 50.0% to 25.0% at March 31, 2005.

The Company provided deferred tax liability on this gain.

(21)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations are as follows:

	Number of shares
	2005	2004	2003
Weighted average number of shares on which basic net income per share is calculated	3,316,354,127	3,303,624,737	3,351,624,705
Effect of dilutive securities:
Series A zero coupon convertible bonds	22,265,365	—	—
Series B zero coupon convertible bonds	22,265,365	—	—
Stock options	215,813	134,551	—

Number of shares on which diluted net income per share is calculated	3,361,100,670	3,303,759,288	3,351,624,705

	Yen (millions)
	2005	2004	2003
Net income applicable to common stockholders	51,496	15,876	27,867
Effect of dilutive securities:
Series A zero coupon convertible bonds	1	—	—
Series B zero coupon convertible bonds	1	—	—
Other	(579)	(192)	(402)

Net income on which diluted net income per share is calculated	50,919	15,684	27,465

	Yen
Net income per share:
Basic	15.53	4.81	8.31
Diluted	15.15	4.75	8.19

111	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The net income per share computations for the years ended March 31, 2004 and 2003 exclude 6th and 7th series convertible debentures because their effect would have been antidilutive. The net income per share computation for the year ended March 31, 2005 excludes 7th series convertible debentures because their effect would have been antidilutive. In addition, 6th and 7th series convertible debentures were redeemed in September 2003 and September 2004, respectively.

(22)	Supplementary Income Information

	Yen (millions)
	2005	2004	2003
Taxes other than income taxes consist of the following:
Property	39,597	40,001	45,318
Welfare	192,763	199,630	203,196
Other	22,890	12,969	12,277

	255,250	252,600	260,791

Maintenance and repairs	73,952	69,084	83,660
Research and development expense	388,634	371,825	377,154
Advertising expense	53,405	48,512	52,165
Rent	137,179	142,649	156,552

(23)	Supplementary Cash Flow Information

	Yen (millions)
	2005	2004	2003
Cash paid during the year for:
Interest	30,706	32,128	35,932
Income taxes	123,541	93,858	94,013

Convertible debentures issued by the Company of ¥2 million in 2005 and ¥1 million in 2004 were converted into common stock. Convertible debentures issued by subsidiaries of ¥11,054 million in 2005, ¥6,769 million in 2004 and ¥4,728 million in 2003 were converted into subsidiaries’ common stock. Capital lease assets of ¥2,109 million in 2005, ¥3,998 million in 2004 and ¥4,050 million in 2003 were capitalized.

During the years ended March 31, 2005 and 2003, the Company acquired and merged some of its subsidiaries and affiliated companies through exchange of equity securities procedure as shown in note 27.

The proceeds from sale of securities classified as available-for-sale discussed in note 3 are included in both “(Increase) decrease in short-term investments” and “Proceeds from sale of investments and subsidiaries’ common stock” on the consolidated statements of cash flows.

112	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(24)	Derivative Instruments and Hedging Activities

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

113	(Continued)

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

Interest charges for the years ended March 31, 2005 and 2004 include losses of ¥716 million and ¥1,098 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2005, 2004 and 2003.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

114	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Exchange gain for the year ended March 31, 2005 include losses of ¥351 million which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of the hedging ineffectiveness is not material for the years ended March 31, 2005, 2004 and 2003.

It is expected that approximately ¥94 million of gains recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income and other deductions during the year ending March 31, 2006.

As of March 31, 2005, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 39 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2004 and 2003 include losses of ¥356 million and ¥497 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2005. Interest charges for the years ended March 31, 2005 and 2004 include losses of ¥202 million and ¥257 million, respectively, which represents the component of the hedging ineffectiveness. Ineffectiveness was not material for the year ended March 31, 2003.

During the year ending March 31, 2006, approximately ¥175 million of losses recorded in AOCI related to the interest rate swaps are expected to be reclassified into interest charges as a yield adjustment of the hedged debt obligations.

The contract or notional amounts of derivative financial instruments held as of March 31, 2005 and 2004 are summarized as follows:

	Yen (millions)
	2005	2004
Forward exchange contracts:
To sell foreign currencies	282,333	235,750
To buy foreign currencies	62,104	29,462
Cross currency swap agreements:
To sell foreign currencies	91,732	23,896
To buy foreign currencies	148,007	132,842
Interest rate swaps	571,395	445,609
Option contracts	19,152	8,708

(25)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

115	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(26)	Fair Value of Financial Instruments

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

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2005 and 2004 are as follows:

	Yen (millions)
	2005		2004
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	146,568	146,568	177,949	177,949
Investments and advances	315,129	315,143	312,484	312,489
Derivatives (Assets):
Forward exchange contracts	683	683	3,422	3,422
Cross currency swap agreements	1,109	1,109	1,961	1,961
Interest rate swaps	1,407	1,407	2,024	2,024
Option contracts	—	—	3	3
Long-term debt	(1,825,895)	(1,826,562)	(1,873,749)	(1,893,728)
Derivatives (Liabilities):
Forward exchange contracts	(5,211)	(5,211)	(353)	(353)
Cross currency swap agreements	(6,478)	(6,478)	(8,610)	(8,610)
Interest rate swaps	(5,603)	(5,603)	(3,669)	(3,669)
Option contracts	(237)	(237)	(60)	(60)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2005 and 2004 totaled ¥77,755 million and ¥77,242 million, respectively.

116	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Merger and Acquisition

On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 of the Company’s common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of ¥23,635 million based on the quoted market price of ¥940 per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

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

The results of operations of UJ for the period from October 1, 2002 to March 31, 2003 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net income and the per share information of the Company, with an assumed acquisition date for UJ of April 1, 2002 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2003.

On May 25, 2004, the Company signed a merger agreement with TOKICO LTD. (TOKICO) and UJ and, on October 1, 2004, acquired full ownership of TOKICO by exchanging 0.521 of the Company’s treasury stock for each of TOKICO’s common stocks outstanding. Before the transaction, the Company and certain subsidiaries had owned approximately 42% of TOKICO, which had been accounted for under the equity method. The Company and TOKICO obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio. On October 1, 2004, the Company issued 33,937,141 shares of treasury stock, in the amount of ¥28,134 million calculated by using the quoted market price of ¥829 per share as of the announcement date, March 26, 2004, for the exchange with the TOKICO’s shareholders registered as of September 30, 2004. As a result, ¥12,509 million of gains on stock exchange upon the merger was credited to capital surplus.

117	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

TOKICO manufactures automotive components and pneumatic equipment. As described above, the Company has strategically targeted the automotive products business and the purpose of the merger with TOKICO is to further expand this business.

The effects of the merger to the Company’s consolidated financial position as of October 1, 2004 were not material. On a pro forma basis, revenue, net income and the per share information of the Company with an assumed merger date for TOKICO of April 1, 2004 and 2003 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2005 and 2004.

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

The amounts assigned to each major asset and liability caption of HGST at the acquisition date are as follows:

Yen (millions)
Current assets	94,865
Non-current assets	184,326
Goodwill	15,138
Current liabilities	(35,948)
Non-current liabilities	(32,159)
Net assets acquired	(226,222)

118	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The results of operations of the acquired company beginning on December 31, 2002 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net loss and the per share information of the Company, with an assumed acquisition date of April 1, 2002 are as follows:

Unaudited
Yen (millions)
2003
Revenue	8,541,202
Net loss	(149,891)

Yen
2003
Basic net loss	(44.72)
Diluted net loss	(44.84)

119	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28)	Stock Option Plans

The Company and certain subsidiaries have stock option plans. Under the Company’s stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company’s common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four or five years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2005, 2004 and 2003.

A summary of the Company’s stock option plans activity for the years ended March 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003
	Stock options (shares)	Weighted- average exercised price (yen)	Stock options (shares)	Weighted- average exercised price (yen)	Stock options (shares)	Weighted- average exercised price (yen)
Outstanding at beginning of year	2,194,000	866	1,165,000	1,314	1,437,000	1,314
Granted	1,278,000	780	1,305,000	561	—	—
Exercised	(585,000)	561	—	—	—	—
Forfeited	(196,000)	1,174	(276,000)	1,315	(272,000)	1,311

Outstanding at end of year	2,691,000	869	2,194,000	866	1,165,000	1,314

Weighted-average remaining contractual life	2.5 years		2.8 years		3.1 years
Options exercisable at end of year	1,413,000 shares		889,000 shares		1,165,000 shares

The exercise prices of the stock options outstanding as of March 31, 2005 are ¥1,451, ¥1,270, ¥561, ¥782 and ¥705.

In addition, in April 2005, the Board of Directors decided to propose the adoption of stock option plans for non-employee directors, executive officers and certain employees to the general shareholders’ meeting to be held in June 2005. In accordance with the proposals, up to 1,500,000 options to purchase of the Company’s common stock will be granted at exercise prices not less than market value at the date of grant, and are exercisable from one year after the date of grant and expire four years after the date of grant.

(29)	Subsequent events

On August 18, 2005, the Company issued the 13th series of unsecured straight bonds, due August 18, 2010, with a maturity value of ¥50,000 million and a 0.70% interest rate payable semi-annually, and also issued the 14th series of unsecured straight bonds, due August 18, 2015, with a maturity value of ¥50,000 million and a 1.56% interest rate payable semi-annually.

120

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Reserves

Years ended March 31, 2005, 2004 and 2003

(In millions of yen)

	Balance at beginning of period	Charged to income	Net decrease in unearned income	Bad debts written off	Balance at end of period
Year ended March 31, 2005:
Allowance for doubtful receivables	42,760	4,287	—	(6,717)	40,330
Unearned income-installment financing	527	—	(278)	—	249

	43,287	4,287	(278)	(6,717)	40,579

Year ended March 31, 2004:
Allowance for doubtful receivables	39,768	7,423	—	(4,431)	42,760
Unearned income-installment financing	752	—	(225)	—	527

	40,520	7,423	(225)	(4,431)	43,287

Year ended March 31, 2003:
Allowance for doubtful receivables	34,884	9,656	—	(4,772)	39,768
Unearned income-installment financing	1,007	—	(255)	—	752

	35,891	9,656	(255)	(4,772)	40,520

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Hitachi has filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 24, 2005 (English Translation)

1.2	Share Handling Regulations of Hitachi, Ltd., as amended on July 20, 2004 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 20, 2004 (file no. 001-08320)).

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 24, 2005 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd.

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

Hitachi, Ltd.
(Registrant)

Date: August 26, 2005	By:	/s/ Takashi Hatchoji
		Name:	Takashi Hatchoji
		Title:	Senior Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 24, 2005 (English Translation)

1.2	Share Handling Regulations of Hitachi, Ltd., as amended on July 20, 2004 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 20, 2004 (file no. 001-08320)).

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 24, 2005 (English Translation)

8.1	List of Subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd.

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code