Form 20-F
period 2006-03-31
HITACHI LTD
filed 2006-08-07
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

As of March 31, 2006, 3,368,126,056 shares of common stock were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

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

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2006 is sometimes referred to in this annual report as “fiscal 2005,” and other fiscal years may be referred to in a corresponding manner. References to years not specified as fiscal years are to calendar years.

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

References in this annual report to the “Company Law” or the “Japanese Company Law” are to the Japanese Company Law which became effective as of May 1, 2006 and other laws and regulations amending and/or supplementing the Japanese Company Law.

References in this annual report to the “Commercial Code” or the “Japanese Commercial Code” are to the former Japanese Commercial Code and other laws and regulations amending and/or supplementing the former Japanese Commercial Code which were revised or abolished in accordance with the enactment of the Company Law.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial information has been derived from Hitachi’s consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to Hitachi’s consolidated financial statements, including the notes thereto, included in this annual report. Translation of dividend amounts into U.S. dollars is based on the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York at each respective payment date.

	Year ended March 31,
	2002	2003	2004	2005	2006
	(Millions of yen, except per share amounts and number of shares issued)
Total revenues	7,993,784	8,191,752	8,632,450	9,027,043	9,464,801
Income (loss) before income taxes and minority interests	(586,072)	96,828	237,149	264,506	274,864
Net income (loss)	(483,837)	27,867	15,876	51,496	37,320
Per common share:
Net income (loss)
Basic	(144.95)	8.31	4.81	15.53	11.20
Diluted	(144.95)	8.19	4.75	15.15	10.84
Cash dividends declared	3.00	6.00	8.00	11.00	11.00
	($0.024)	($0.049)	($0.074)	($0.105)	($0.094)
Cash and cash equivalents	1,029,374	828,171	764,396	708,715	658,255
Short-term investments	178,933	186,972	177,949	146,568	162,756
Total assets	9,915,654	10,179,389	9,590,322	9,736,247	10,021,195
Short-term debt and current installments of long-term debt	1,199,921	1,328,446	1,183,463	1,183,474	1,000,555
Long-term debt	1,798,303	1,512,152	1,314,102	1,319,032	1,418,489
Minority interests	798,744	751,578	798,816	921,052	1,036,807
Stockholders’ equity	2,304,224	1,853,212	2,168,131	2,307,831	2,507,773
Common stock	282,032	282,032	282,032	282,033	282,033
Number of shares issued (thousand shares)	3,338,481	3,368,124	3,368,125	3,368,126	3,368,126

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2002	125.64
2003	121.10
2004	112.75
2005	107.35
2006	113.67
February 2006		118.95	115.82
March 2006		119.07	114.89
April 2006		118.66	113.79
May 2006		113.46	110.07
June 2006		116.42	111.06
July 2006		117.44	113.97

On August 1, 2006, the yen exchange rate per U.S. dollar was 114.96 yen per $1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Hitachi operates in a broad range of business fields, conducts business on a global scale, and utilizes sophisticated specialized technologies to carry on its operations. It is therefore exposed to risks attributable to the economic environment, risks inherent in individual industrial sectors and business lines, and risks related to operations. Investments in Hitachi’s securities also involve risks.

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

Supply and demand balance

Supply in excess of demand leads to a decline in selling prices and, thus, such oversupply in the markets in which Hitachi is involved may adversely affect Hitachi’s performance. In addition, Hitachi may be forced to dispose of overcapacity and obsolete equipment to adjust to demand, which can cause Hitachi losses. The semiconductor industry and the liquid crystal display industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp falls in prices and overcapacity. The liquid crystal display business and the semiconductor business conducted primarily by subsidiaries and affiliates of the Company may be negatively impacted by a periodic oversupply in the global markets in the future.

Material and component procurement

Hitachi’s manufacturing operations rely on third parties for supplies of parts, components and services of adequate quality and quantity and in a timely manner. External suppliers may have other customers and may not have sufficient capacity to meet all of the needs of such customers during periods of excess demand. Although, in general, Hitachi maintains multiple sources of supply and works closely with its suppliers to avoid supply-related problems, such problems including shortages and delays may occur, which could materially harm Hitachi’s business. In addition, reliance on outside sources increases the risk that Hitachi will not be able to control or avoid the introduction under the Hitachi name of products incorporating defective or inferior components, which could impose expenses for product recalls and lawsuits on Hitachi and adversely affect Hitachi’s business results or its reputation for quality products. In addition, an increase in Hitachi’s production costs due to a sharp rise in prices of materials and components that Hitachi purchases could negatively affect Hitachi’s business results.

Risks Related to Operations

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

Product quality and liability

Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces Hitachi’s control over quality assurance. There is a risk that defects may occur in Hitachi’s products and services. The occurrence of such defects could negatively impact Hitachi’s reputation for quality products, expose Hitachi to liability for damages caused by such defects and negatively impact Hitachi’s ability to sell certain products. Even a single significant product defect, could materially and adversely affect Hitachi’s business results and future business prospects. See “Item 8. Financial Information — B. Significant Changes” for additional information.

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

Access to liquidity and long-term financing

Hitachi’s primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper and other debt securities. A downgrade in Hitachi’s credit ratings could result in increases in Hitachi’s interest expenses and could have an adverse impact on Hitachi’s ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on Hitachi’s financial position and liquidity. Although Hitachi has access to other sources of liquidity, including bank borrowings, cash flows from its operations and sales of its assets, Hitachi cannot be sure that these other sources will be adequate or on terms acceptable to it if any adverse conditions arise. A failure of one or more of Hitachi’s major lenders, a decision by one or more of them to stop lending to Hitachi or instability in the capital markets could have an adverse impact on Hitachi’s access to funding.

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

Risks Related to Hitachi’s Securities

Unit shares

The Japanese Company Law allows companies to set one “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under the articles of incorporation of the Company, one unit of the Company’s shares is comprised of 1,000 shares or 100 ADSs. Each unit of the Company’s shares has one vote. A holder who owns shares or American depositary receipts, or ADRs, in other than multiples of 1,000 or 100, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 1,000 shares, or ADRs evidencing fewer than 100 ADSs). The articles of incorporation of the Company, in accordance with the Japanese Company Law, imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend the shareholders meeting and to bring derivative actions. In addition, less than whole unit shares cannot be traded publicly on the Japanese stock market. Under the unit share system, holders of the Company’s shares constituting less than a unit have the right to require the Company to purchase their shares and the right to require the Company to sell them additional shares to create a whole unit of 1,000 shares. However, holders of the Company’s ADRs are unable to withdraw underlying shares representing less than one unit and, as a practical matter, are unable to require the Company to purchase those underlying shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Over the years, Hitachi has broadened the horizon of its research as well as its business activities to develop a highly diversified product mix ranging from electricity generation systems to consumer products and electronic devices. Hitachi has grown into one of Japan’s largest diversified manufacturers of electronic and electrical products. With its diverse product lines, Hitachi maintains a significant presence in each of the major markets it serves, which together make Hitachi one of the world’s largest manufacturers of electronic products. With its emphasis on research and development and its ability to combine a wide range of technologies, Hitachi continues to strive to provide the world with products that meet the changing needs of its customers.

Hitachi is taking various measures to improve its business, including a realignment of Hitachi’s business portfolio which may be implemented by exiting certain businesses, increasing focus on targeted businesses and creating new businesses in an effort to achieve increased profitability and alteration of its corporate governance structure in an effort to improve the efficiency and transparency of management. Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. The businesses on which Hitachi plans to increase focus include its storage solutions business, hard disk drive business and automotive products business. Hitachi also expects to continue to improve cash-flow management by increasing the efficiency of working capital use while making selective investments, and further to reduce procurement costs. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and “Item 6. Directors, Senior Management and Employees.”

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

In April 2006, the Company transferred a part of its social and industrial systems operation to Hitachi Plant Engineering & Construction Co., Ltd., which was then merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. to form Hitachi Plant Technologies, Ltd. The Company expects this consolidation of capabilities to accelerate the growth of businesses in the social and industrial infrastructure sectors by improving product development, design and manufacturing technologies; engineering capabilities; and construction techniques and project management abilities and enhancing the efficiency of business operations.

Hitachi’s capital expenditures for fixed assets on a completion basis were ¥954,706 million, ¥959,593 million, and ¥816,547 million in fiscal 2005, 2004 and 2003. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The decrease in fiscal 2005 was primarily due to a decrease in capital expenditures in the electronic devices sectors in response to reductions in large-sized LCDs production. The increase in capital expenditures in fiscal 2004 was primarily due to an increase in purchases of assets to be leased, an increase of manufacturing equipment for hard disk drives, automotive products and construction machinery in response to an increased demand for these products. In fiscal 2006, Hitachi expects to increase its capital expenditures in the areas of hard disk drives, plasma display panels and high-functional materials. Hitachi expects capital expenditure investments in fiscal 2006 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Hitachi’s business is highly diversified. Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method, as required by a ministerial ordinance under the Securities and Exchange Law of Japan. The industry segments and major categories of products and services offered in each segment as of March 31, 2006 are as follows:

•	Information & Telecommunication Systems. Systems integration, outsourcing services, software, hard disk drives, disk array subsystems, servers, mainframes, personal computers, telecommunications equipment and ATMs;

•	Electronic Devices. Liquid crystal displays, semiconductor manufacturing equipment, test and measurement equipment, medical electronics equipment and semiconductors;

•	Power & Industrial Systems. Nuclear power plants, thermal power plants, hydroelectric power plants, plant engineering and construction, industrial machinery and plants, automotive products, construction machinery, elevators, escalators, railway vehicles and air-conditioning equipment;

•	Digital Media & Consumer Products. Optical disk drives, televisions, plasma display panels, LCD projectors, mobile phones, room air conditioners, refrigerators, washing machines, information storage media and batteries;

•	High Functional Materials & Components. Wires and cables, copper products, semiconductor materials, circuit boards and materials, organic and inorganic chemical products, synthetic resin products, LCD materials, specialty steels, magnetic materials, malleable cast-iron products and forged and cast-steel products;

•	Logistics, Services & Others. General trading, logistics and property management; and

•	Financial Services. Leasing, loan guarantees and insurance services.

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

Overseas revenues amounted to ¥3,639,645 million in fiscal 2005, accounting for 38% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi’s operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Hitachi’s widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of its business is dependent upon one or a few customers.

Segment Information

Hitachi does not present segment information in accordance with the requirements of Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.” Foreign issuers are presently exempted from these disclosure requirements for filings with the U.S. Securities and Exchange Commission, or the SEC, under the U.S. Securities Exchange Act of 1934, or the Exchange Act. However, Hitachi is required to disclose the segment information presented below in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan. Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations.

Industry segment

	Year ended March 31,
	2004		2005		2006
	(Millions of yen, except percentage data)
Revenues
Information & Telecommunication Systems	2,314,552	23%	2,268,386	21%	2,360,956	21%
Electronic Devices	1,312,380	13	1,320,177	12	1,204,407	11
Power & Industrial Systems	2,297,913	22	2,515,366	24	2,805,169	25
Digital Media & Consumer Products	1,226,955	12	1,280,302	12	1,305,658	12
High Functional Materials & Components	1,297,085	13	1,504,312	14	1,600,246	15
Logistics, Services & Others	1,256,266	12	1,248,296	12	1,214,784	11
Financial Services	550,982	5	529,695	5	517,975	5

Subtotal	10,256,133	100%	10,666,534	100%	11,009,195	100%

Eliminations and Corporate Items	(1,623,683)		(1,639,491)		(1,544,394)

Total	8,632,450		9,027,043		9,464,801

	Year ended March 31,
	2004		2005		2006
	(Millions of yen, except percentage data)
Operating Income (Loss) (note 4)
Information & Telecommunication Systems	69,932	33%	67,761	21%	84,687	—%
Electronic Devices	30,424	15	37,017	12	20,439	—
Power & Industrial Systems	33,933	16	73,661	23	92,552	—
Digital Media & Consumer Products	6,951	3	8,694	3	(35,771)	—
High Functional Materials & Components	46,767	22	87,514	28	110,069	—
Logistics, Services & Others	533	0	9,808	3	19,511	—
Financial Services	22,388	11	31,073	10	35,001	—

Subtotal	210,928	100%	315,528	100%	326,488	— %

Eliminations and Corporate Items	(26,065)		(36,473)		(70,476)

Total	184,863		279,055		256,012

Segment Assets
Information & Telecommunication Systems	1,759,163	18%	1,767,074	18%	1,844,979	17%
Electronic Devices	899,821	9	838,605	8	856,147	8
Power & Industrial Systems	2,191,091	22	2,357,504	23	2,474,327	23
Digital Media & Consumer Products	781,386	8	719,168	7	841,935	8
High Functional Materials & Components	1,185,662	12	1,301,039	13	1,363,833	13
Logistics, Services & Others	1,027,699	10	932,354	9	958,337	9
Financial Services	2,062,921	21	2,157,409	22	2,280,880	22

Subtotal	9,907,743	100%	10,073,153	100%	10,620,438	100%

Eliminations and Corporate Items	(317,421)		(336,906)		(599,243)

Total	9,590,322		9,736,247		10,021,195

Depreciation & Amortization
Information & Telecommunication Systems	150,406	28%	158,184	29%	164,245	28%
Electronic Devices	55,773	10	48,240	9	50,504	9
Power & Industrial Systems	83,608	15	83,947	15	89,846	15
Digital Media & Consumer Products	40,037	7	40,275	7	49,517	9
High Functional Materials & Components	69,806	13	69,425	13	68,531	12
Logistics, Services & Others	30,545	6	28,887	5	28,584	5
Financial Services	113,268	21	118,251	22	129,129	22

Subtotal	543,443	100%	547,209	100%	580,356	100%

Eliminations and Corporate Items	10,171		10,241		9,541

Total	553,614		557,450		589,897

Tangible & Intangible Asset Increase
Information & Telecommunication Systems	167,928	16%	176,885	15%	198,811	16%
Electronic Devices	42,292	4	50,834	4	39,271	3
Power & Industrial Systems	83,170	8	110,234	10	118,132	10
Digital Media & Consumer Products	34,276	3	45,063	4	46,169	4
High Functional Materials & Components	65,636	6	81,326	7	91,645	8
Logistics, Services & Others	35,599	4	35,830	3	29,136	2
Financial Services	606,650	59	667,667	57	684,109	57

Subtotal	1,035,551	100%	1,167,839	100%	1,207,273	100%

Eliminations and Corporate Items	(20,302)		23,052		(55,257)

Total	1,015,249		1,190,891		1,152,016

Geographic segment

	Year ended March 31,
	2004		2005		2006
	(Millions of yen, except percentage data)
Revenues
Japan
Outside customer sales	6,364,411	64%	6,598,002	63%	6,747,222	61%
Intersegment transactions	854,532	9	937,814	9	1,033,180	9

Total	7,218,943	73	7,535,816	72	7,780,402	70
Asia
Outside customer sales	993,471	10	1,059,197	10	1,178,568	11
Intersegment transactions	312,153	3	388,249	4	453,823	4

Total	1,305,624	13	1,447,446	14	1,632,391	15
North America
Outside customer sales	784,782	8	798,266	8	899,608	8
Intersegment transactions	25,894	0	34,224	0	64,486	1

Total	810,676	8	832,490	8	964,094	9
Europe
Outside customer sales	404,278	4	470,792	5	519,042	5
Intersegment transactions	32,949	1	20,015	0	27,390	0

Total	437,227	5	490,807	5	546,432	5
Other Areas
Outside customer sales	85,508	1	100,786	1	120,361	1
Intersegment transactions	2,655	0	3,545	0	11,182	0

Total	88,163	1	104,331	1	131,543	1

Subtotal	9,860,633	100%	10,410,890	100%	11,054,862	100%

Eliminations and Corporate Items	(1,228,183)		(1,383,847)		(1,590,061)

Total	8,632,450		9,027,043		9,464,801

Operating Income (note 4)
Japan	177,102	77%	274,389	83%	275,715	83%
Asia	33,363	15	27,538	8	6,727	2
North America	4,733	2	10,188	3	23,428	7
Europe	10,512	5	16,382	5	18,702	6
Other Areas	3,245	1	3,260	1	6,555	2

Subtotal	228,955	100%	331,757	100%	331,127	100%

Eliminations and Corporate Items	(44,092)		(52,702)		(75,115)

Total	184,863		279,055		256,012

Segment Assets
Japan	7,706,490	82%	7,680,748	79%	7,894,858	75%
Asia	669,146	7	857,825	9	1,060,394	10
North America	496,116	5	611,098	6	616,631	6
Europe	516,818	5	520,391	5	840,866	8
Other Areas	63,238	1	75,590	1	98,752	1

Subtotal	9,451,808	100%	9,745,652	100%	10,511,501	100%

Eliminations and Corporate Items	138,514		(9,405)		(490,306)

Total	9,590,322		9,736,247		10,021,195

Revenues by market

	Year ended March 31,
	2004		2005		2006
	(Millions of yen, except percentage data)
Domestic revenues	5,654,856	66%	5,749,603	64%	5,825,156	62%
Overseas revenues
Asia	1,212,844	14	1,406,883	15	1,619,235	17
North America	873,243	10	901,855	10	968,957	10
Europe	655,824	7	709,770	8	748,480	8
Other Areas	235,683	3	258,932	3	302,973	3
Subtotal	2,977,594	34	3,277,440	36	3,639,645	38

Total	8,632,450	100%	9,027,043	100%	9,464,801	100%

Notes:

1.	Revenues by industry and geographic segments include intersegment transactions.

2.	Geographic segments are based on the location of Hitachi’s facilities where products or services are produced.

3.	Figures for revenues by market are based on the locations of the customer to whom Hitachi’s products or services are sold.

4.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See notes 18, 19 and 20 to the consolidated financial statements.

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

Hitachi has designated the consulting services, outsourcing, storage solutions and hard disk drive businesses as target businesses within the Information & Telecommunication Systems segment.

Hitachi seeks to strengthen its consulting services business by bolstering the operating structure through measures such as increasing the number of consultants; consolidating the consulting resources of the Company and its subsidiaries in Japan and Asia into Hitachi Consulting Co., Ltd., a Japanese subsidiary of the Company; and establishing Hitachi Consulting Europe Limited in the U.K. to oversee consulting operations in Europe as a wholly owned subsidiary of Hitachi Consulting Corporation in the U.S., a subsidiary of the Company. By sharing strategies and business resources among consulting subsidiaries in Japan, Asia, the U.S. and Europe, Hitachi will provide its customers with strategic solutions on a global basis and strengthen its competitiveness.

Hitachi is expanding its outsourcing business in response to demands from companies that want to outsource their information systems to concentrate resources on core competences. The outsourcing business includes data center outsourcing and strategic outsourcing. Data center outsourcing entails the monitoring, operation and maintenance of information systems on behalf of clients, and the hosting of servers and networks under tightly controlled security environments. Strategic outsourcing provides comprehensive support for customers’ information systems, ranging from consulting to systems design, construction, operation and maintenance. As necessary, Hitachi establishes joint venture companies with clients to conduct strategic outsourcing.

In the storage solutions business, Hitachi is seeking to expand its business by enhancing the high-performance functions of disk array subsystems and storage management software and deepening strategic alliances with overseas partners. In fiscal 2003, the Company and Hewlett-Packard Company extended their joint technology agreement and original equipment manufacturer relationship for high-end disk arrays through 2008. In addition, Hitachi Data Systems Corporation, a wholly owned subsidiary of the Company, entered into a global distribution agreement with Ingram Micro, Inc. in the area of storage solutions for small and medium sized enterprises.

In December 2002, the Company acquired the hard disk drive operations of IBM Corporation and integrated them with its operations, to strengthen hard disk drive operations in a highly competitive market. The hard disk drive business is now operated as part of Hitachi Global Storage Technologies, Inc., a wholly owned subsidiary of the Company. Hitachi is seeking to strengthen its hard disk drive operations in a highly competitive market by strengthening R&D capabilities, expanding its product line-up, increasing production capacity, reducing costs, enhancing its global sales and support network and improving operating efficiency.

In fiscal 2005, this segment accounted for 21% of total revenues before eliminations and recorded operating income of ¥84,687 million.

Electronic Devices

The Electronic Devices segment provides liquid crystal displays, or LCDs, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. A significant portion of Hitachi’s semiconductor business was transferred to Renesas in fiscal 2003, and that portion has not been included in this segment since fiscal 2003.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. In an effort to improve profitability, Hitachi has changed its product mix, shifting its focus from LCDs for notebook PCs to small and medium-sized LCDs, particularly for mobile phones. In October 2004, the Company and Hitachi Displays, Ltd., a wholly-owned subsidiary of the Company, together with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd., entered into an agreement to establish a joint-venture company called IPS Alpha Technology, Ltd., which is accounted for under the equity method, to manufacture and sell LCD panels for flat panel televisions. Hitachi is also trying to strengthen its competitiveness by reducing raw material costs and fixed costs, and improving productivity by expanding its product line-up.

Hitachi designated the medical electronics equipment and semiconductor/LCD manufacturing and inspection equipment businesses as target businesses within the Electronic Devices segment. Hitachi seeks to strengthen these businesses by allocating resources to them.

Due to the unfavorable business environment, Hitachi realigned its semiconductor operations in recent years. On April 1, 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, jointly owned by the Company and Mitsubishi Electric. Renesas is accounted for under the equity method. In September 2005, the Company sold a portion of its shares of Elpida Memory, Inc., or Elpida Memory. The Company established Elpida Memory together with NEC Corporation to operate the DRAM business. The Company previously accounted for Elpida Memory under the equity method, however, as a result of this share sale, Elpida Memory is no longer an equity-method affiliate.

In fiscal 2005, this segment accounted for 11% of total revenues before eliminations and recorded operating income of ¥20,439 million.

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

The industrial systems sector covers products used in numerous industries and is strongly influenced by trends in public works spending and private-sector plant and equipment investment. Market demands focus primarily on low price, high added value and the capability of products to be integrated into systems. The number of product types is vast and production is frequently done in small lots or on order. The industry includes many small-to-medium-sized specialty manufacturers and competition for orders is fierce. In April 2006, the Company transferred a part of its social and industrial systems operation to Hitachi Plant Engineering & Construction Co., Ltd., which was then merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. to form Hitachi Plant Technologies, Ltd. The Company expects this consolidation of capabilities to accelerate the growth of businesses in the social and industrial infrastructure sectors by improving product development, design and manufacturing technologies; engineering capabilities; and construction techniques and project management abilities and enhancing the efficiency of business operations.

Hitachi designated the automotive products business as a target business in this segment. In connection with this focus on the automotive products business, on October 1, 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. into itself. The Company is making efforts to strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi’s diverse fields of operation, especially from technologies in the information systems and electronics field.

In fiscal 2005, this segment accounted for 25% of total revenues before eliminations and recorded operating income of ¥92,552 million.

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

In this segment, Hitachi is facing intense price competition caused by increasing commoditization and oversupply both in the digital media products business and consumer products business. Especially in digital media products such as plasma televisions and LCD televisions, price reductions have been significant because of domestic and overseas competitors. Hitachi is trying to keep its competitiveness in these business fields by: developing high value-added products; introducing new products quickly; reducing production costs by rationalizing circuit structures and centralized purchasing of core components; expanding production capacity of plasma display panels and flat panel televisions; strengthening sales channels with major retailers in the U.S. and Europe; increasing the number of sales locations in China; and strengthening the Hitachi brand by increasing investment in marketing and conducting a worldwide brand promotional campaign.

Hitachi designated the plasma display panel business as a target business in this segment. In March 2005, the Company acquired, in an agreement with Fujitsu Limited, a joint-owner of FHP, patents on plasma display panel technology. The Company then acquired shares of FHP from Fujitsu Limited, which resulted in FHP becoming a consolidated subsidiary of the Company as of April 1, 2005. The Company is making efforts to strengthen both its plasma display panel business and its plasma television business by integrating business strategies of the Company and FHP and by developing high value-added products utilizing the Company’s know-how.

In fiscal 2005, this segment accounted for 12% of total revenues before eliminations and recorded an operating loss of ¥35,771 million. The operating loss is primarily due to a decline in the price of DVD-related products, projection televisions and plasma display televisions, and an increase in investment in sales and marketing.

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

As more products in this segment become more closely dependent upon and driven by capabilities in electronics technology, Hitachi’s strength in electronics technology is expected to provide Hitachi with an advantage in introducing new products with such technology. Since the portion of materials and components used for semiconductors, liquid crystal displays, mobile phones and other IT-related products has increased in recent years, business results in this segment have been significantly affected by the business climate of the IT industry.

In April 2004, the magnetic materials business of Hitachi Metals, Ltd., a subsidiary of the Company, was combined with Sumitomo Special Metals Co., Ltd. to form a new company, NEOMAX Co., Ltd. The new company became a consolidated subsidiary of the Company as a result of the transaction.

In fiscal 2005, this segment accounted for 15% of total revenues before eliminations and recorded operating income of ¥110,069 million.

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

In fiscal 2005, this segment accounted for 11% of total revenues before eliminations and recorded operating income of ¥19,511 million.

Financial Services

Financial services originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization.

In fiscal 2005, this segment accounted for 5% of total revenues before eliminations and recorded operating income of ¥35,001 million.

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

Intellectual Property and Licenses

Hitachi holds numerous intellectual property rights, including patents, trademarks and copyrights. Although Hitachi considers them to be valuable assets and important for its operations, it believes that its business is not materially dependent on any single patent, trademark, copyright or other intellectual property right that it holds.

Hitachi has many license and technical assistance agreements covering a wide variety of products. Some of these agreements grant Hitachi the rights to use certain Japanese and foreign patents or to receive certain technical information. Under certain other agreements, Hitachi has also granted licenses and technical assistance to various companies located in Japan or overseas. Additionally, in certain instances, Hitachi has entered into cross-license agreements with major international electronics and electrical equipment manufacturers. Hitachi believes that it is not materially dependent on any single such license or technical assistance agreement.

Government Regulations

Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

C. Organizational Structure

The table below shows major subsidiaries of the Company as of March 31, 2006. Ownership percentage of voting rights indicates voting rights owned by the Company and its subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights
Information & Telecommunication Systems
Hitachi Communication Technologies, Ltd.	Japan	100.0%
Hitachi Electronics Services Co., Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	51.9
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Software Engineering Co., Ltd.	Japan	51.9
Hitachi Systems & Services, Ltd.	Japan	51.2
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Holding Corp.	U.S.A.	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0

Electronic Devices
Hitachi Displays, Ltd.	Japan	100.0%
Hitachi High-Technologies Corporation	Japan	51.7
Hitachi Medical Corporation	Japan	63.2
Hitachi Electronic Devices (USA), Inc.	U.S.A.	100.0
Hitachi Semiconductor Singapore Pte. Ltd.	Singapore	100.0

Power & Industrial Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Hitachi Air Conditioning Systems Co., Ltd.	Japan	100.0
Hitachi Building Systems Co., Ltd.	Japan	100.0
Hitachi Construction Machinery Co., Ltd.	Japan	51.3
Hitachi Engineering Co., Ltd.	Japan	100.0
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Industries Co., Ltd.	Japan	100.0
Hitachi Kiden Kogyo, Ltd.	Japan	54.8
Hitachi Plant Engineering & Construction Co., Ltd.	Japan	56.8
Hitachi Via Mechanics, Ltd.	Japan	100.0
Japan Servo Co., Ltd.	Japan	57.6
Guangzhou Hitachi Elevator Co., Ltd.	China	70.0
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0

Digital Media & Consumer Products
Fujitsu Hitachi Plasma Display Limited	Japan	80.1%
Hitachi Home & Life Solutions, Inc.	Japan	100.0
Hitachi Maxell, Ltd.	Japan	53.6
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Home Electronics (America), Inc.	U.S.A.	100.0
Shanghai Hitachi Household Appliances Co., Ltd.	China	60.0

High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.3%
Hitachi Chemical Co., Ltd.	Japan	51.6
Hitachi Metals, Ltd.	Japan	56.7

Name of company	Country of incorporation	Ownership percentage of voting rights
Logistics, Services & Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life Corporation	Japan	100.0
Hitachi Mobile Co., Ltd.	Japan	64.8
Hitachi Transport System, Ltd.	Japan	59.0
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Financial Services
Hitachi Capital Corporation	Japan	60.6%
Hitachi Insurance Services, Ltd.	Japan	100.0

Notes:	1.	Hitachi Plant Engineering & Construction Co., Ltd. acquired a part of Industrial Systems Group of the Company through a corporate split, merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. and changed its name to Hitachi Plant Technologies, Ltd. on April 1, 2006.

	2.	Hitachi Air Conditioning Systems Co., Ltd. merged with Hitachi Home & Life Solutions, Inc. and changed its name to Hitachi Appliances, Inc. on April 1, 2006.

	3.	Hitachi Engineering & Services Co., Ltd. acquired Power Systems Division of Hitachi Engineering Co., Ltd. through a corporate split and changed its name to Hitachi Engineering & Services Co., Ltd. on April 1, 2006. Hitachi Engineering Co., Ltd. merged with Hitachi Information & Control Solutions, Ltd.

D. Property, Plants and Equipment

Hitachi owns a significant portion of the land, plants, offices and other fixed assets necessary to conduct its business and a significant portion of Hitachi’s land, plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs. Certain of Hitachi’s properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans and bonds as of March 31, 2006 was ¥43,244 million.

The following table describes the name of the Company office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2006. Hitachi believes the following offices, divisions, groups, centers and subsidiaries comprise its major lines of business.

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
The Company:
Automotive Systems	Kanagawa, etc.	2,633	Automotive products
Thermal & Hydroelectric Systems Division, etc.	Ibaraki	3,572	Power generating equipment, turbines
Information & Telecommunication Systems	Kanagawa, etc.	791	Software, mainframes
Research & Development Group	Tokyo, etc.	836	—
Head Office	Tokyo	937	—
Sales Offices	Osaka, etc.	140	—
Ubiquitous Platform Systems	Kanagawa, etc.	947	Digital media related products
Transportation Systems Division, etc.	Yamaguchi	704	Railway vehicles
Urban Planning and Development Systems	Ibaraki	551	Elevators, escalators

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
Subsidiaries:
Hitachi Displays, Ltd.	Chiba	512	Liquid crystal displays
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki, etc.	1,058	Electronic materials and components
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,096	Special steels
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki, etc.	5,534	Hydraulic excavators
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	313	Magnetic recording media
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	136	—
Yamasaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	674	Electronic materials and components
Densen Works, Hitachi Cable, Ltd.	Ibaraki	103	Electronic materials and components
Tsuchiura Works, Hitachi Cable, Ltd.	Ibaraki	551	Electronic materials and components

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California, U.S.A., etc.	1,851	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,594	Automotive components

For information on Hitachi’s plan for capital investment for fiscal 2006, see “A. History and Development of the Company” in this Item.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Hitachi provides highly diversified products and services and conducts business throughout the world. Hitachi’s results of operations therefore are affected by various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in Hitachi’s main market sectors.

In fiscal 2005, the Japanese economy led by domestic demand expanded due primarily to the increase of private-sector plant and equipment investment and consumer spending. Japan’s GDP grew 2.3% in fiscal 2003, 1.7% in fiscal 2004 and 3.0% in fiscal 2005.

Outside Japan, in fiscal 2005, the economic environment was marked by the firm economic growth in the United States, the gradual pace of the economic recovery in Europe, and the solid growth in Asia.

Overseas revenues, a significant part of which are denominated in U.S. dollars, were 34% of total revenues in fiscal 2003, 36% of total revenues in fiscal 2004 and 38% of total revenues in fiscal 2005. Hitachi conducts business in many foreign countries, and a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports components and raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. The Japanese yen on average strengthened against the U.S. dollar during fiscal 2003 and 2004, while during fiscal 2005, the Japanese yen weakened each as compared with the preceding fiscal year. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi expects to finance foreign currency investments by foreign currency it has on hand. When the amount on hand is insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

The business circumstances surrounding Hitachi have become increasingly challenging. Some of its businesses are in stagnant industries. In addition, globalization of markets and commoditization of electronic products is continuing to intensify price competition in the business sectors in which Hitachi competes. However, Hitachi’s ability to close or sell unprofitable businesses may be limited, including due to a lack of demand in the M&A market for such businesses and the importance of preserving customer goodwill. A large portion of Hitachi’s manufacturing is done domestically, which means that a strengthening of the yen reduces Hitachi’s cost competitiveness. Hitachi is responding to these circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic allocation of its manufacturing facilities.

Hitachi has been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. For a description of the charges associated with the restructuring measures, see “Restructuring.”

Hitachi is making an effort to realign its business portfolio, which may be implemented by exiting certain businesses that share fewer synergies with targeted businesses or have poor prospects for higher efficiency, increasing focus on targeted businesses and creating new businesses to achieve increased profitability. Hitachi uses an economic value-added evaluation index based on the cost of capital to make decisions with respect to exiting businesses, strengthening focus on targeted businesses, creating or incubating new businesses and making capital investments. Hitachi also aims to alter its corporate governance structure to improve the efficiency and transparency of management. Hitachi expects to pursue further growth in the global markets by identifying competitive businesses and channeling management resources into those businesses. Hitachi also expects to continue to improve cash-flow management by increasing the efficiency of working capital use, making selective investments and further reducing procurement costs. In addition, Hitachi is implementing measures such as expanding fundamental research to create future core businesses and strengthening basic technologies for the group in order to pursue further growth throughout the group as a whole. See “Item 4. Information on the Company — A. History and Development of the Company” and “Item 6. Directors, Senior Management and Employees.”

In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi Electric to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi Electric. The new company, Renesas, is accounted for under the equity method by the Company. In July and August 2003, Hitachi sold most of its shares of Nitto Denko Corporation, or Nitto Denko, which was accounted for under the equity method by the Company, for approximately ¥140 billion. As a result, Nitto Denko is no longer an equity-method affiliate. In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd., into itself, to strengthen its automotive products business due to synergies it seeks to realize through the integration of operations, including the sales and R&D functions of the three companies. In September 2005, the Company sold a portion of its shares of Elpida Memory. The Company previously had accounted for Elpida Memory under the equity method, however, as a result of this share sale, Elpida Memory is no longer an equity-method affiliate.

Hitachi’s total revenues increased 5% in fiscal 2003, 5% in fiscal 2004 and 5% in fiscal 2005 on a year-on-year basis, respectively. Hitachi posted net income of ¥15,876 million in fiscal 2003, ¥51,496 million in fiscal 2004 and ¥37,320 million in fiscal 2005.

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

Restructuring

The table below shows restructuring charges by major industry segment for fiscal 2003 and 2004. Restructuring charges in fiscal 2005 amounted to ¥4,429 million, of which the breakdown by industry segment is not shown because the amount charged to each segment is not material.

	Fiscal 2003	Fiscal 2004
	(Millions of yen)
Information & Telecommunication Systems	—	16,708
Electronic Devices	—	533
Power & Industrial Systems	1,414	2,428
Digital Media & Consumer Products	17,760	9,685
High Functional Materials & Components	9,439	3,945
Others	—	8

Total restructuring charges	28,613	33,307

Fiscal 2005 restructuring

For fiscal 2005, Hitachi recorded restructuring charges of ¥4,429 million. The restructuring charges included special termination benefits of ¥2,786 million for 691 employees. Payments of ¥16,158 million were made in fiscal 2005 and special termination benefits of ¥1,106 million were accrued as of March 31, 2006. The accrued amount is expected to be paid in the fiscal year ending March 31, 2007.

Restructuring charges mainly consist of special termination benefits for certain former employees of subsidiaries in Electronic Devices who accepted early termination and losses on the disposal of fixed assets in High Functional Materials & Components.

Fiscal 2004 restructuring

For fiscal 2004, Hitachi recorded restructuring charges of ¥33,307 million, associated with restructuring measures primarily in Information & Telecommunication Systems, Digital Media & Consumer Products and High Functional Materials & Components. The restructuring charges included special termination benefits of ¥29,426 million for 3,714 employees. Payments of ¥15,939 million were made in fiscal 2004 and special termination benefits of ¥14,389 million were accrued as of March 31, 2005. The accrued amount was paid in the fiscal year ended March 31, 2006.

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

Fiscal 2003 restructuring

For fiscal 2003, Hitachi recorded restructuring charges of ¥28,613 million, associated with restructuring measures in Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components. The restructuring charges included special termination benefits of ¥18,155 million for 2,143 employees. Payments of ¥17,247 million were made in fiscal 2003 and special termination benefits of ¥908 million were accrued as of March 31, 2004. The accrued amount was paid in the fiscal year ended March 31, 2005.

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

Fiscal 2005 Compared with Fiscal 2004

Summarized results of operations for fiscal 2005 and fiscal 2004 are shown below.

	Fiscal 2004	Fiscal 2005	Percent change
	(Millions of yen, except percentage data)
Total revenues	9,027,043	9,464,801	+5%
Income before income taxes and minority interests	264,506	274,864	+4%
Income before minority interests	114,516	120,516	+5%
Net income	51,496	37,320	-28%

Hitachi’s total revenues in fiscal 2005 were ¥9,464,801 million, an increase of 5% from the preceding fiscal year. Overseas revenues increased 11% over the same period, to ¥3,639,645 million.

Revenues in Information & Telecommunication Systems increased 4%, to ¥2,360,956 million, in fiscal 2005 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of the outsourcing business, the SAN/NAS storage solutions business in overseas markets and hard disk drives.

Revenues in Electronic Devices decreased 9%, to ¥1,204,407 million, in fiscal 2005 compared to the preceding fiscal year. This decrease was due primarily to a decrease in sales of large-sized LCDs due primarily to reductions in their production, partially offset by an increase in sales of small- and medium-sized LCDs.

Revenues in Power & Industrial Systems increased 12%, to ¥2,805,169 million, in fiscal 2005 compared to the preceding fiscal year. The primary drivers of this increase were increase in sales of construction machinery due primarily to strong demand in overseas markets, mainly in China and North America; elevators and escalators in China due primarily to increasing demand; and automotive products due primarily to the merger with TOKICO LTD. in October 2004.

Revenues in Digital Media & Consumer Products increased 2%, to ¥1,305,658 million, in fiscal 2005 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of flat panel TVs due to increased demand, and an increase in sales of DVD-related products in domestic and overseas markets, partially offset by a decrease in sales of projection televisions and room air conditioners.

Revenues in High Functional Materials & Components increased 6%, to ¥1,600,246 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of materials for semiconductors and LCDs and of automotive related products, due to increased demand.

Revenues in Logistics, Services & Others decreased 3%, to ¥1,214,784 million, in fiscal 2005 compared to the preceding fiscal year. Although sales of logistics services increased due primarily to strong demand, sales by overseas subsidiaries decreased.

Revenues in Financial Services decreased 2%, to ¥517,975 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a downsizing in automotive loans business, while the volumes of business in leases of information related equipment and home loans showed solid performance.

An analysis by geographic segment shows that revenues of the Company and its consolidated subsidiaries located in Japan increased 3%, to ¥7,780,402 million, in fiscal 2005 compared to the preceding fiscal year. This was primarily due to an increase in sales by the service businesses in Information & Telecommunication Systems, and materials for semiconductors and LCDs, partially offset by a decline in sales of LCDs.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) increased 13%, to ¥1,632,391 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of hard disk drives, construction machinery and elevators and escalators due to strong demand.

Revenues of consolidated subsidiaries of the Company located in North America increased 16%, to ¥964,094 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery and hard disk drives, and solid performance in sales of automotive products, partially offset by a decrease in sales of projection televisions due to declining demand.

Revenues of consolidated subsidiaries of the Company located in Europe increased 11%, to ¥546,432 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of the SAN/NAS storage solutions business and construction machinery sales.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 26%, to ¥131,543 million, in fiscal 2005 compared to the preceding fiscal year.

Hitachi’s cost of sales increased 6%, to ¥7,387,744 million, in fiscal 2005 compared to the preceding fiscal year, and the ratio of cost of sales to total revenues increased 1% in fiscal 2005 compared to the preceding fiscal year, to 78%. Selling, general and administrative expenses increased 2%, to ¥1,821,045 million, in fiscal 2005 compared to the preceding fiscal year, while the ratio of selling, general and administrative expenses to total revenues decreased 1% in fiscal 2005 compared to the preceding fiscal year, to 19%.

In fiscal 2005, Hitachi recorded impairment losses for long-lived assets in the amount of ¥27,408 million. The majority of the impairment losses were recorded on long-lived property, plant and equipment in Japan and the United States. ¥11,631 million of the amount of impairment loss was recorded in Information & Telecommunication Systems, ¥7,265 million was recorded in Electronic Devices and ¥4,120 million was recorded in High Functional Materials & Components. The impairment loss was due primarily to a change in the extent or manner in which the assets were used.

In fiscal 2005, Hitachi recorded restructuring charges of ¥4,429 million, associated primarily with the restructuring measures in Electronic Devices and High Functional Materials & Components. See “Restructuring” in this Item.

Interest income increased 35% in fiscal 2005 compared to the preceding fiscal year, to ¥18,170 million due primarily to the rise of interest rate. Dividend income increased 8% in fiscal 2005 compared to the preceding fiscal year, to ¥6,421 million. Other income decreased to ¥63,002 million in fiscal 2005 compared to ¥67,024 million in the preceding fiscal year.

Interest charges increased 14% in fiscal 2005 compared to the preceding fiscal year, to ¥33,265 million due primarily to an increase of issuance of commercial paper in financial subsidiaries. Other deductions decreased 69%, to ¥3,639 million, in fiscal 2005 compared to the preceding fiscal year.

Income before income taxes and minority interests increased 4%, to ¥274,864 million, in fiscal 2005 compared to the preceding fiscal year.

Income taxes in fiscal 2005 increased to ¥154,348 million, from ¥149,990 million in the preceding fiscal year.

Income before minority interests in fiscal 2005 increased 5%, to ¥120,516 million, from the preceding fiscal year.

Minority interests in fiscal 2005 increased 32%, to ¥83,196 million, from the preceding fiscal year due primarily to improvement as a whole in the business results of publicly-held subsidiaries such as Hitachi Construction Machinery, Co., Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd.

As a result of the foregoing, net income in fiscal 2005 decreased 28% from the preceding fiscal year, to ¥37,320 million.

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

Income taxes in fiscal 2004 decreased to ¥149,990 million, from ¥198,655 million in the preceding fiscal year.

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

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2003 to fiscal 2005. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve Hitachi group cash management by centralizing such management among the Company and its overseas financial subsidiaries. Hitachi’s internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both from the capital markets and from Japanese and international commercial banks in response to its capital requirements. Management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets.

In fiscal 2004, the Company raised a total of ¥170,000 million by means of syndicated loan agreements from domestic banks as funds for, among other purposes, redeeming the Company’s 7th issue of unsecured convertible bonds that were due for redemption in September 2004. Further, the Company issued two series of convertible bonds (bonds with stock acquisition rights) in the aggregate amount of ¥100,000 million in October 2004. The bonds mature in five years with zero coupon rate. The procured funds were used primarily for raising funds for upfront investment, including investment in facilities and R&D for maintaining the medium-to-long term growth of Hitachi.

In fiscal 2005, the Company issued two series of unsecured straight bonds: (i) five-year bonds with a 0.7% coupon rate in an aggregate principal amount of ¥50,000 million, and (ii) ten-year bonds with a 1.56% coupon rate in an aggregate principal amount of ¥50,000 million. The Company issued these bonds for the purpose of redeeming the Company’s 11th issue of unsecured straight bonds that was due for redemption in February 2006.

Hitachi relies for its liquidity principally on cash and other working capital as well as the issue of debentures, medium term notes and commercial paper, bank loans and other uncommitted sources of financing. While Hitachi maintains backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. At the end of fiscal 2005, the Company maintained commitment line agreements with a number of domestic banks under which the Company may borrow any amount it requires up to a total of ¥170,000 million in order to ensure efficient access to operating funds. These commitment line agreements generally provide for a one-year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of the Company’s subsidiaries also maintain commitment line arrangements. Unused commitment lines for the Company and its subsidiaries totaled to ¥220,438 million as of March 31, 2006. The committed credit arrangements of the Company and its subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

At the end of fiscal 2005, the total of Hitachi’s short-term debt and long-term debt amounted to ¥2,419,044 million, a decrease of ¥83,462 million from at the end of fiscal 2004. The decrease was due primarily to the redemption of the Company’s 11th issue of unsecured straight bonds in February 2006, partially offset by the Company’s 13th issue and 14th issue of unsecured straight bonds in August 2005. At the end of fiscal 2005, short-term debt totaled ¥752,527 million, consisting mainly of borrowings from banks and commercial paper, while long-term debt was ¥1,418,489 million, consisting mainly of debentures, debentures with stock acquisition rights, medium term notes and loans principally from banks and insurance companies. At the end of fiscal 2005, current portion of long-term debt totaled ¥248,028 million. A significant portion of Hitachi’s long-term debt bears a fixed rate of interest. Hitachi’s debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi’s use of borrowings. For further details including the maturity and interest rates, see note 10 to the consolidated financial statements.

The Company’s current debt ratings (long-term/short-term) are: A1/P-1 by Moody’s; A-/A-1 by S&P and AA-/a-1+ by R&I. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, a downgrade of its debt ratings would likely increase the cost of debt finance by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through the capital markets.

Transfers of funds from a subsidiary to a parent company in the form of a cash dividend are restricted under the Company Law and under regulatory requirements of certain foreign countries in which a subsidiary may be located. Although the Company’s subsidiaries are subject to such restrictions, Hitachi does not expect such restrictions to have a significant impact on the ability of Hitachi to meet its cash obligations.

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

Cash Flows

Summarized cash flows from operating, investing and financing activities for fiscal 2003, 2004 and 2005 are shown below.

	Fiscal 2003	Fiscal 2004	Fiscal 2005
	(Millions of yen)
Net cash provided by operating activities	603,403	565,356	690,875
Net cash used in investing activities	(267,413)	(526,988)	(501,362)
Net cash used in financing activities	(374,435)	(99,429)	(261,638)
Effect of exchange rate changes on cash and cash equivalents	(25,330)	5,380	21,665

Net decrease in cash and cash equivalents	(63,775)	(55,681)	(50,460)

Net cash provided by operating activities was ¥690,875 million, ¥565,356 million and ¥603,403 million in fiscal 2005, 2004 and 2003, respectively. The increase in fiscal 2005 was due primarily to an increase in payables, partially offset by an increase in inventories of raw materials and construction machinery. The decrease in fiscal 2004 was due primarily to an increase in inventories in part as a result of an increase in price of raw materials and an increase in inventories of construction machinery, and income tax payments, partially offset by a decrease in receivables in part as a result of improved cash collections from customers and cash receipts from securitized receivables.

Net cash used in investing activities was ¥501,362 million, ¥526,988 million and ¥267,413 million in fiscal 2005, 2004 and 2003, respectively. The decrease in fiscal 2005 was due primarily to an increase of cash inflows in collection of investments in leases as a result of improved cash collections by securitizing lease receivables, partially offset by an increase of cash outflows in the purchase of investments and subsidiaries’ common stock as a result of the payment to IBM Corporation for the acquisition of its hard disk drive business and a decrease of cash inflows in proceeds from the sale of investments and subsidiaries’ common stock. The increase in fiscal 2004 was due primarily to following three factors: an increase in investments in manufacturing equipment for hard disk drives to enhance production capacity; an increase in purchase of assets to be leased, in response to strong demand; and a decrease in proceeds from sale of investments and subsidiaries’ common stock, partially offset by a decrease in purchase of investments and subsidiaries’ common stock. As of March 31, 2006, Hitachi’s capital commitments for the purchase of property, plant and equipment amounted to ¥60,381 million, which is expected to be funded primarily through internal sources of financing.

Net cash used in financing activities was ¥261,638 million, ¥99,429 million and ¥374,435 million in fiscal 2005, 2004 and 2003, respectively. These outflows in financing activities were chiefly due to Hitachi’s efforts to reduce interest-bearing debt by improving cash management within the Company and its subsidiaries. The increase in fiscal 2005 was due primarily to a decrease of proceeds from long-term debt, partially offset by a decrease of payments on long-term debt due primarily to the redemption of the Company’s 11th issue of unsecured straight bonds.

In fiscal 2005, the above activities decreased cash and cash equivalents by ¥50,460 million from fiscal 2004. Cash and cash equivalents at the end of fiscal 2005 amounted to ¥658,255 million, primarily held in Japanese yen and a substantial part in U.S. dollars.

Short-term investments, the change of which is classified as investing activities, are considered as an immediately available source of funds. Short-term investments at the end of fiscal 2005 amounted to ¥162,756 million, an increase of ¥16,188 million from at the end of fiscal 2004. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2005 was ¥821,011 million, a decrease of ¥34,272 million from at the end of fiscal 2004.

Assets, Liabilities and Stockholders’ Equity

At the end of fiscal 2005, total assets amounted to ¥10,021,195 million, an increase of ¥284,948 million from the end of fiscal 2004 due primarily to an increase in receivables and the effect of FHP becoming a consolidated subsidiary during fiscal 2005.

At the end of fiscal 2005, the total of Hitachi’s short-term debt and long-term debt amounted to ¥2,419,044 million, a decrease of ¥83,462 million from at the end of fiscal 2004, due primarily to the redemption of the Company’s 11th issue of unsecured straight bonds in February 2006, partially offset by the Company’s 13th issue and 14th issue of unsecured straight bonds in August 2005. At the end of fiscal 2005, retirement and severance benefits amounted to ¥827,669 million, a decrease of ¥205,336 million from at the end of fiscal 2004 due primarily to an improvement of yield of pension funds. At the end of fiscal 2005, minority interests amounted to ¥1,036,807 million, an increase of ¥115,755 million from the end of fiscal 2004, due primarily to the improvement as a whole in the business results of publicly-held subsidiaries.

At the end of fiscal 2005, stockholders’ equity amounted to ¥2,507,773 million, an increase of ¥199,942 million from the end of fiscal 2004 due primarily to an improvement in foreign currency translation adjustments as a result of depreciation of Japanese yen, a decrease in minimum pension liability adjustments as a result of the improvement of yield of pension funds and an improvement in net unrealized holding gain on available-for-sale securities as a result of the improvement in capital market. As a result, the ratio of stockholders’ equity to total assets increased 1% from the preceding fiscal year, to 25%. The ratio of the total of short-term debt and long-term debt against the total of stockholders’ equity and minority interests became 0.68, an improvement of 0.1 points from the preceding fiscal year.

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Hitachi uses certain derivative financial instruments in order to reduce such risks. In principle, Hitachi does not enter into derivative financial instruments for speculation purposes. For additional information on financial instruments and derivative financial instruments, see notes 25 and 27 to the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Viewing research and development, or R&D, activity as a key investment for the future, Hitachi conducts its R&D in a number of areas from materials to production technology. Hitachi focuses on basic R&D with a long-term vision but also strives to achieve more immediate benefits by introducing new products.

Hitachi’s R&D expenditures amounted to ¥371,825 million in fiscal 2003, ¥388,634 million in fiscal 2004 and ¥405,079 million in fiscal 2005. The ratio of R&D expenditures to total revenues ranged from approximately 4% to 5% over these three years.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2005, total expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 52% of total R&D expenditures.

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

D. Trend Information

In December 2002, the Company purchased a majority ownership in a newly-established company to which IBM Corporation’s hard disk drive operations were transferred. The new company, a subsidiary of the Company, commenced operations on January 1, 2003. As a result, the revenues of the new company have been included in Hitachi’s consolidated statement of income since the beginning of fiscal 2003. In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas, incorporated jointly by the Company and Mitsubishi Electric. Since the new company is accounted for under the equity method by the Company, the revenues of such operations, included in Hitachi’s consolidated statement of income through fiscal 2002, have been excluded since the beginning of fiscal 2003. In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., into itself. As a result, the revenues of TOKICO LTD. have been included in Hitachi’s consolidated statement of income for fiscal 2004.

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

In these securitizations, trade and lease receivables are sold to the SPEs which are in turn packaged mainly into asset-backed commercial paper by the SPEs for sale to third party investors. In certain securitizations, the SPEs may require Hitachi to retain residual interests subordinated to the investors. The SPEs and the investors have no recourse against Hitachi when debtors fail to pay trade and lease receivables when due. Accordingly, Hitachi’s contingent liability exposure is limited to the retained subordinated residual interests.

No officers, directors or employees of Hitachi have any investments in the SPEs. The SPEs meet the accounting criteria for off-balance sheet treatment and are not consolidated under generally accepted accounting principles in the United States.

The amount of off-balance sheet arrangements as of March 31, 2006 is as follows:

March 31, 2006
(Millions of yen)
Securitized lease receivables	707,537
Securitized trade receivables	300,692

Total	1,008,229

See notes 2(g) and 7 to the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show Hitachi’s contractual obligations and other commercial commitments, including guarantees, as of March 31, 2006.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,655,511	243,750	572,708	490,416	348,637
Capital lease obligations	11,006	4,278	4,460	1,467	801
Operating lease obligations	46,225	12,702	16,818	6,685	10,020
Purchase of property, plant and equipment	60,381	58,721	1,660	—	—

Total	1,773,123	319,451	595,646	498,568	359,458

Other commercial commitments	As of March 31, 2006
(Millions of yen)
Lines of credit	634,272
Trade notes discounted and endorsed	10,911
Guarantees	527,723

See note 17 to the consolidated financial statements.

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

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired based upon the review, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, Hitachi uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets.

Goodwill and Other Intangible Assets

All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” during the fourth quarter after the annual forecasting process is completed or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2006. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

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

Allowance for Doubtful Accounts

Hitachi is required to estimate the collectibility of its trade receivable and investments in leases. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness of each customer. Such assessment includes an examination of factors such as business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment. Any deterioration in customer credit rating may adversely affect net income.

Investments in Securities

Hitachi holds various investments in securities and equity-method investments. A decline in fair value of securities and equity-method investments below carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. Management regularly reviews each investment in securities and each equity-method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds fair value, the duration the fair value has been below the carrying value and the financial condition of and specific prospects of the issuer. A decline in market prices or a change in the financial condition of an issuer could negatively affect the fair value of an investment in securities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Company adopts the Committee System permitted as a form of corporate organization pursuant to the Company Law. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding the Company’s implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of the Company’s directors, or Directors, and executive officers, or Executive Officers, as of June 27, 2006. All Directors were elected at the Company’s general meeting of shareholders held on June 27, 2006. While Board Director (Chair), Mr. Yoshiki Yagi, does not concurrently serve as an Executive Officer, three Directors, Mr. Etsuhiko Shoyama, Mr. Kazuo Furukawa and Mr. Takashi Miyoshi, do concurrently serve as Executive Officers. Four Directors, Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Tohru Motobayashi, are outside Directors who fulfill the qualification requirements as provided for in the Company Law. All Executive Officers were subsequently appointed at the meeting of the board of Directors, or Board of Directors, held on June 27, 2006.

Directors

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Yoshiki Yagi
(Feb. 27, 1938)	Board Director (Chair)	6/2005	Board Director (Chair)
		4/2004	Director
		6/2003	Executive Vice President, Executive Officer and Director
		4/1999	Executive Vice President and Representative Director
		6/1997	Senior Executive Managing Director
		6/1993	Executive Managing Director
		6/1991	Director
		6/1988	General Manager, Accounting Controls Dept.
		4/1960	Joined Hitachi, Ltd.

Etsuhiko Shoyama
(Mar. 9, 1936)	Director*	4/2006	Chairman and Director
		6/2003	President, Chief Executive Officer and Director
		4/1999	President and Representative Director
		6/1997	Executive Vice-President and Representative Director
		6/1995	Senior Executive Managing Director
		6/1993	Executive Managing Director
		6/1991	Director
General Manager, Consumer Electronics Division
		4/1959	Joined Hitachi, Ltd.

Kazuo Furukawa
(Nov. 3, 1946)	Director*	6/2006	President and Director
		4/2006	President
		4/2005	Executive Vice President and Executive Officer
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Information & Telecommunication Systems
		4/1971	Joined Hitachi, Ltd.
Tadamichi Sakiyama
(Jun. 13, 1941)	Director	6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	Vice President, General Manager of Internal Auditing Office
		6/1994	General Manager of Accounting Department
		4/1964	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Takashi Miyoshi
(Sep. 25, 1947)	Director*	4/2006	Executive Vice President, Executive Officer and Director
		6/2004	Senior Vice President, Executive Officer and Director
		4/2004	Senior Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Finance
		4/1970	Joined Hitachi, Ltd.
Ginko Sato
(Jul. 6, 1934)	Director (Honorary President, Japan Association for the Advancement of	4/2005	Honorary President, Japan Association for the Advancement of Working Women
	Working Women)	6/2003	Director, Hitachi, Ltd.
		8/2001	President, Japan Association for the Advancement of Working Women
		7/1998	Chairperson, Securities and Exchange Surveillance Commission
		7/1995	Commissioner, Securities and Exchange Surveillance Commission
		10/1991	Ambassador Extraordinary and Plenipotentiary of Japan to Kenya
		7/1990	Assistant Minister of Labour
Hiromichi Seya
(Oct. 7, 1930)	Director (Senior Corporate Advisor, Asahi Glass Company, Limited)	3/2004	Senior Corporate Advisor, Asahi Glass Company, Limited
		6/2003	Director, Hitachi, Ltd.
		6/2002	Chairman of the Board, Asahi Glass Company, Limited
		6/1998	Chairman & CEO, Asahi Glass Company, Limited
		3/1992	President, Asahi Glass Company, Limited
Akira Chihaya
(Mar. 6, 1935)	Director (Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION)	6/2003	Director, Hitachi, Ltd.
		4/2003	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION
		4/1998	Representative Director and President, NIPPON STEEL CORPORATION

Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		6/1970	Partner, Mori Sogo Law Offices (currently, Mori Hamada & Matsumoto)
		4/1963	Member of the Tokyo Bar Association

Isao Uchigasaki
(Jan. 2, 1939)	Director (Chairman of the Board, Hitachi Chemical Co., Ltd.)	4/2006	Director, Hitachi, Ltd.
		6/2004	Hitachi Group Executive Officer and Director, Hitachi, Ltd.
		4/2004	Hitachi Group Executive Officer, Hitachi, Ltd.
		6/2003	Chairman of the Board, Hitachi Chemical Co., Ltd.
		4/2003	Chairman of the Board and Representative Director, Hitachi Chemical Co., Ltd.
		6/1997	President and Representative Director, Hitachi Chemical Co., Ltd.

Takashi Kawamura
(Dec. 19, 1939)	Director (Chairman of the Board, Hitachi	6/2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd.
	Software Engineering Co., Ltd.)	6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Director
		4/1999	Executive Vice President and Representative Director
		6/1997	Executive Managing Director
		6/1995	Director
		6/1992	General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.

Yoshiro Kuwata
(Sep. 1, 1936)	Director (Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation)	4/2004	Director, Hitachi, Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi. Ltd. Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation
		4/1999	Executive Vice President and Representative Director
		6/1997	Senior Executive Managing Director
		6/1995	Executive Managing Director
		6/1993	Director
		7/1992	General Manager, Overseas Operations Promotion Office
		6/1961	Joined Hitachi, Ltd.

Masayoshi Hanabusa
(Oct. 10, 1934)	Director (Chairman of the Board, Hitachi Capital Corporation)	6/2003	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Capital Corporation
		6/2001	Chairman of the Board and Representative Director, Hitachi Capital Corporation
		6/1991	President and Representative Director, Hitachi Credit Corporation (currently Hitachi Capital Corporation)

Ryuichi Seguchi
(Nov. 19, 1933)	Director (Counselor, Hitachi Construction	6/2006	Counselor, Hitachi Construction Machinery Co., Ltd.
	Machinery Co., Ltd.)	4/2006	Director, Hitachi Construction Machinery Co., Ltd.
		6/2005	Director, Hitachi, Ltd.
		4/2005	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.
		6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Construction Machinery Co., Ltd.
		4/2003	Chairman of the Board and Representative Director, Hitachi Construction Machinery Co., Ltd.
		6/1997	President, Chief Executive Officer and Representative Director, Hitachi Construction Machinery Co., Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of the Company’s committees are as follows:

•	Nominating Committee. Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Tohru Motobayashi, Masayoshi Hanabusa (Chair);

•	Audit Committee. Yoshiki Yagi (Chair), Tadamichi Sakiyama, Ginko Sato, Hiromichi Seya, Akira Chihaya; and

•	Compensation Committee. Kazuo Furukawa, Hiromichi Seya, Akira Chihaya, Tohru Motobayashi, Masayoshi Hanabusa (Chair).

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Etsuhiko Shoyama
(Mar. 9, 1936)	Representative Executive Officer Chairman (Management in general)	See “Directors” above.

Kazuo Furukawa
(Nov. 3, 1946)	Representative Executive Officer President (Overall management)	See “Directors” above.

Michiharu Nakamura
(Sep. 9, 1942)	Representative Executive Officer Executive Vice President and Executive Officer (Research & development and business incubation)	4/2004	Executive Vice President and Executive Officer
		6/2003	Senior Vice President and Executive Officer
		4/2001	General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Hiroaki Nakanishi
(Mar. 14, 1946)	Executive Vice President and Executive Officer (Hitachi group global business (North America))	4/2006	Executive Vice President and Executive Officer
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.

Takashi Hatchoji
(Jan. 27, 1947)	Representative Executive Officer Executive Vice President and Executive Officer (Corporate planning, legal and corporate communications, corporate auditing and procurement)	4/2006	Executive Vice President and Executive Officer
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Takashi Miyoshi
(Sep. 25, 1947)	Representative Executive Officer Executive Vice President and Executive Officer (Hitachi group management, business development, finance and corporate pension system)	See “Directors” above.

Tadahiko Ishigaki
(Jan. 14, 1946)	Representative Executive Officer Senior Vice President and Executive Officer (Sales operations, digital media business, Hitachi group global business and corporate export regulation)	4/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		2/2004	President & Director, Hitachi Home & Life Solutions, Inc. (currently Hitachi Appliances, Inc.)
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Corporate Marketing
		4/1968	Joined Hitachi, Ltd.

Kunihiko Ohnuma
(Dec. 4, 1946)	Senior Vice President and Executive Officer (Industrial systems business and urban planning and development systems business)	4/2006	Senior Vice President and Executive Officer
		4/2005	Vice President and Executive Officer
		6/2001	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1971	Joined Hitachi, Ltd.

Manabu Shinomoto
(Mar. 30, 1948)	Senior Vice President and Executive Officer (Information & telecommunication systems business)	4/2006	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	CEO, platform and network systems operation, Information & Telecommunication Systems
		7/1971	Joined Hitachi, Ltd.

Taiji Hasegawa
(Feb. 18, 1947)	Senior Vice President and Executive Officer (Automotive systems business)	4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	President & CEO, Automotive Systems
		4/1969	Joined Hitachi, Ltd.

Kazuhiro Mori
(Oct. 7, 1946)	Senior Vice President and Executive Officer (Hitachi group companies management assistance)	4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Shozo Saito
(Nov. 5, 1945)	Senior Vice President and Executive Officer (Power systems business, production engineering and power systems engineering)	4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		2/2004	Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Power & Industrial Systems
		4/1970	Joined Hitachi, Ltd.

Junzo Kawakami
(Jul. 29, 1944)	Senior Vice President and Executive Officer (Research & development)	4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		6/2003	President and Representative Director, TOKICO LTD.
		11/1982	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Minoru Tsukada
(Jan. 1, 1947)	Senior Vice President and Executive Officer (Hitachi group global business (China))	4/2006	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Kansai Area Operation
		4/1969	Joined Hitachi, Ltd.

Akira Maru
(Nov. 8, 1948)	Vice President and Executive Officer (Power systems business)	5/2006	Vice President and Executive Officer
		4/2005	General manager, Hitachi Works and Executive Vice President, Power Systems
		4/1971	Joined Hitachi, Ltd.

Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial systems business)	8/2005	Vice President and Executive Officer
		4/2004	General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Naoya Takahashi
(Oct. 17, 1948)	Vice President and Executive Officer (Storage systems business and platform and network systems business)	4/2006	Vice President and Executive Officer
		4/2003	COO, Information & Telecommunication Systems
		4/1973	Joined Hitachi, Ltd.

Junzo Nakajima
(Feb. 8, 1949)	Vice President and Executive Officer (System solutions business)	4/2006	Vice President and Executive Officer
		4/2005	COO, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Kazuhiro Tachibana
(Nov. 6, 1946)	Vice President and Executive Officer (Consumer business)	4/2004	Vice President and Executive Officer
		4/2002	CSO, Ubiquitous Platform Systems
		4/1970	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Digital media business)	4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Masahiro Hayashi
(Apr. 11, 1946)	Vice President and Executive Officer (Sales operations (Kansai area))	4/2005	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	CEO, system solutions operation, Information & Telecommunication Systems
		4/1969	Joined Hitachi, Ltd.

Koichiro Nishikawa
(Jul. 12, 1947)	Vice President and Executive Officer (Business development)	1/2006	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Business Development
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Shinjiro Kasai
(Nov. 29, 1946)	Vice President and Executive Officer (Human resources)	1/2006	Vice President and Executive Officer
		4/2003	General Manager, Head Office Business Support Division
		6/1974	Joined Hitachi, Ltd.

Hiroyuki Fukuyama
(Dec. 15, 1942)	Vice President and Executive Officer (Production engineering)	1/2006	Vice President and Executive Officer
		1/2005	General Manager, MONOZUKURI and General Manager, Investment Planning Office and General Manager, Corporate Quality Assurance Division
		4/1965	Joined Hitachi, Ltd.

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, by Hitachi during the fiscal year ended March 31, 2006 to all Directors and Executive Officers of the Company who served during that year was ¥2,364 million.

Compensation is commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

Compensation for Directors consists of a monthly salary, a year-end allowance and a retirement allowance. Monthly salary is decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position. Year-end allowance is a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance. Retirement allowance is an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”). A Director concurrently serving as an Executive Officer is not paid compensation as a Director.

Compensation for Executive Officers consists of a monthly salary, a performance-linked bonus and a retirement allowance. Monthly salary is decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment. The performance-linked bonus is payable in an amount of up to approximately thirty percent of the Executive Officer’s annual income, adjusted based on the Company and individual performance. Retirement allowance is an amount payable on retirement, which is determined by the position held at retirement, the monthly salary of previous positions held and total years of service in such positions (the “Executive Officer’s Basic Retirement Amount”).

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

At the June 2004 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan. Under the plan, at the meeting of Board of Directors held in July 2004, the Company granted rights to subscribe for 1,237,000 shares of common stock of the Company to a total of 78 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. At a subsequent meeting of Board of Directors held in September 2004, the Company granted rights to subscribe for 41,000 shares of common stock of the Company to a total of 7 persons, including an Executive Officer and corporate officers of the Company. The exercise prices of the rights are ¥782 per share and ¥705 per share, applicable to 1,237,000 shares and 41,000 shares, respectively, and the rights are exercisable from July 30, 2005 through July 29, 2008, and from October 2, 2005 through October 1, 2008, respectively.

At the June 2005 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,201,000 shares of common stock of the Company were granted to a total of 73 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. The exercise price of the rights is ¥719 per share and the rights are exercisable from July 29, 2006 through July 28, 2009. See note 29 to the consolidated financial statements.

At the Compensation Committee held on March 30, 2006, it was determined that stock options would not be granted in the future.

C. Board Practices

The Company adopts the Committee System permitted as a form of corporate organization pursuant to the Company Law. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors, but is instead required to delegate auditing function responsibilities to its audit committee. Through the adoption of the Committee System and the resulting separation of business execution and supervision thereof, the Company hopes to improve the efficiency of its management and foster a thorough and transparent management system.

The Company’s amended articles of incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the Company’s June 27, 2006 general meeting of shareholders. The Company’s articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. The Directors are reelected each year, and not on a staggered basis. The term of office of Directors expires at the close of the ordinary general meeting of shareholders for the last business year that will end within one year after their election. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2007.

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

The Compensation Committee is authorized to establish a policy on the determination of the particulars of compensation for each Director and Executive Officer and to determine the particulars of compensation for each Director and Executive Officer in accordance with such policy. As stated above, a majority of the members of the Compensation Committee must be outside Directors.

The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties, to prepare its audit report and determine the particulars of proposals concerning the election, dismissal and non-retention of the Company’s outside auditor to be submitted to the general meeting of shareholders. The Audit Committee has the statutory duty to examine the financial statements and business reports prepared by Executive Officers designated by the Board of Directors and to prepare its audit report. Pursuant to the Board of Directors regulations of the Company, the Audit Committee has the authority to pre-approve audit and non-audit services provided by an independent auditor. As stated above, a majority of the members of the Audit Committee must be outside Directors. In addition, a member of the Audit Committee may not concurrently be an Executive Officer or a Director who is engaged in the business affairs of the Company or its subsidiaries, or any other employee of the Company’s subsidiaries.

For a list of the members of each committee, see “A. Directors and Senior Management” above.

The Company’s articles of incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. Pursuant to the Company’s articles of incorporation, the term of office of Executive Officers expires on the last day of the business year that ends within one year from their election. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire on March 31, 2007.

Under the Committee System, Executive Officers have the power to make decisions on matters delegated to them by the Board of Directors. An Executive Officer executes the business affairs of the Company within the scope of assignment determined by the Board of Directors. From among the Executive Officers, the Board of Directors must appoint one or more representative Executive Officers. Each of the representative Executive Officers has the statutory authority to represent the Company generally in the conduct of its affairs. Pursuant to the Company’s articles of incorporation, the Board of Directors must appoint a President who must also be a representative Executive Officer.

No Directors have service contracts with Hitachi providing for benefits upon termination of employment.

Pursuant to the Company Law and the Company’s articles of incorporation, the Company may, by resolution of the Board of Directors, exempt any Director and Executive Officer from liabilities to the Company arising in respect of his/her failure to execute duties to the extent provided in laws or regulations. In addition, the Company has entered into an agreement with each outside Director to limit such Director’s liabilities to the Company arising in connection with a failure by such Director to execute his/her duties to the Company. The maximum aggregate amount of liability coverage under these agreements is in accordance with the Company Law.

D. Employees

The following table shows the number of full-time employees of Hitachi by industry segment as of March 31, 2004, 2005 and 2006.

	As of March 31,
	2004	2005	2006
	(Number of employees)
Information & Telecommunication Systems	89,707	90,173	90,382
Electronic Devices	25,137	25,943	27,173
Power & Industrial Systems	76,424	84,602	88,019
Digital Media & Consumer Products	31,421	31,302	31,334
High Functional Materials & Components	48,525	55,032	54,687
Logistics, Services & Others	28,284	28,706	28,481
Financial Services	4,156	4,084	4,166
Corporate	3,222	3,230	3,082

Total	306,876	323,072	327,324

The activities of the Hitachi Workers Union and those unions representing the employees of certain domestic subsidiaries are organized under the Federation of Hitachi Group Workers Unions. Each company in the Hitachi group has a collective bargaining agreement with its workers union. Under the agreements, all employees of the Company and its domestic subsidiaries that have labor unions, except management and a limited number of other employees, must become union members. The collective bargaining agreements are customarily for two-year terms and the present provisions, other than those relating to wages, extend to March 31, 2008. Hitachi considers its relations with the labor unions to be excellent and there have been no significant strikes or labor disputes in recent years.

E. Share Ownership

The following table shows the number of shares of common stock of the Company owned by the Directors and Executive Officers as of June 27, 2006. The total amount is 0.03% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Yoshiki Yagi	Board Director (Chair)	105,000
Etsuhiko Shoyama	Chairman and Director	117,000
Kazuo Furukawa	President and Director	58,000
Tadamichi Sakiyama	Director	20,000
Takashi Miyoshi	Executive Vice President, Executive Officer and Director	33,000
Ginko Sato	Director	26,000
Hiromichi Seya	Director	15,000
Akira Chihaya	Director	6,000
Tohru Motobayashi	Director	15,750
Isao Uchigasaki	Director	13,000
Takashi Kawamura	Director	67,000
Yoshiro Kuwata	Director	64,700
Masayoshi Hanabusa	Director	15,050
Ryuichi Seguchi	Director	10,000
Michiharu Nakamura	Executive Vice President and Executive Officer	50,000
Hiroaki Nakanishi	Executive Vice President and Executive Officer	30,000
Takashi Hatchoji	Executive Vice President and Executive Officer	37,000
Tadahiko Ishigaki	Senior Vice President and Executive Officer	37,250
Kunihiko Ohnuma	Senior Vice President and Executive Officer	24,100
Manabu Shinomoto	Senior Vice President and Executive Officer	29,000
Taiji Hasegawa	Senior Vice President and Executive Officer	19,000
Kazuhiro Mori	Senior Vice President and Executive Officer	15,000
Shozo Saito	Senior Vice President and Executive Officer	24,050
Junzo Kawakami	Senior Vice President and Executive Officer	29,840

Name	Position	Share ownership
		(Number of Shares)
Minoru Tsukada	Senior Vice President and Executive Officer	20,000
Akira Maru	Vice President and Executive Officer	6,000
Gaku Suzuki	Vice President and Executive Officer	15,000
Naoya Takahashi	Vice President and Executive Officer	20,000
Junzo Nakajima	Vice President and Executive Officer	14,050
Kazuhiro Tachibana	Vice President and Executive Officer	18,000
Makoto Ebata	Vice President and Executive Officer	16,000
Masahiro Hayashi	Vice President and Executive Officer	28,050
Koichiro Nishikawa	Vice President and Executive Officer	43,150
Shinjiro Kasai	Vice President and Executive Officer	22,150
Hiroyuki Fukuyama	Vice President and Executive Officer	30,150

Total		1,093,290

The aggregate number of shares that may be subscribed for under rights granted to the Directors and Executive Officers, listed above, pursuant to stock option plans approved in June 2003, 2004 and 2005 is 221,000, 539,000 and 642,000 shares, respectively, and constitutes 0.04% of total shares issued. For additional information on the Company’s stock option plan, see “B. Compensation” of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company’s common stock.

Hitachi Employees’ Shareholding Association owned approximately 91,732 thousand shares as of March 31, 2006, which amounted to 2.7% of total shares issued. The association consists of employees of the Company and certain of its subsidiaries. Membership in the association is voluntary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding common stock of the Company as of March 31, 2006 based on the Company’s share register. There has been no significant change in the percentage ownership of the Company’s common stock by any major shareholder during the past three years.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousand shares)
Common stock	NATS CUMCO (note)	292,793	8.7%
Common stock	State Street Bank and Trust Company	202,063	6.0%
Common stock	The Master Trust Bank of Japan, Ltd.	189,443	5.6%

Note: NATS CUMCO is the nominee name for the ADR depositary.

In February 2006, the Company received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 14, 2006 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934. The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 11,736,617 ADRs and 158,261,802 ordinary shares as of December 31, 2005, representing 8.2% of the Company’s outstanding shares at that time.

In June 2006, the Company received a copy of a filing made to the Kanto Local Finance Bureau on June 15, 2006 indicating that Nomura Securities Co., Ltd. held 183,614,337 shares, representing an estimated 5.3% of the Company’s outstanding shares, represented by 62,051,837 shares of common stock and share purchase warrants of 121,654,500 shares deducting 92,000 shares as credit trading, as of May 31, 2006. In addition, in July 2006, the Company received a copy of a filing made to the Kanto Local Finance Bureau on July 13, 2006 indicating that Barclays Global Investors Japan Trust & Banking Co., Ltd. held 169,684,626 shares, representing an estimated 5.0% of the Company’s outstanding shares as of June 30, 2006. These filings represent reports on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan (See “Item 10. Additional Information — Memorandum and Articles of Association — Reporting of Substantial Shareholdings”).

In February 2005, the Company received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 14, 2005 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934. The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 10,734,160 ADRs and 147,415,102 ordinary shares as of December 31, 2004, representing 7.6% of the Company’s outstanding shares at that time.

In July 2005, the Company received a copy of a filing made to the Kanto Local Finance Bureau on July 14, 2005 indicating that Templeton Asset Management Ltd. acquired 171,483,070 shares, representing an estimated 5.1% of the Company’s outstanding shares as of June 30, 2005. This filing represents a report on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan (See “Item 10. Additional Information — Memorandum and Articles of Association — Reporting of Substantial Shareholdings”).

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company’s common stock.

As of March 31, 2006, approximately 20.7% of the Company’s common stock was owned by 230 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record.

The Company is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of the Company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

To the knowledge of the Company, as of March 31, 2006, no person was the beneficial owner of more than 10% of any class of the Company’s shares which might give that person significant influence over the Company. In addition, the Company is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

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

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of Directors or Executive Officers of the Company except home loans, loan guarantees and automotive loans extended to certain Executive Officers by a subsidiary of the Company engaged in the business of financial services. The aggregate outstanding balance of such loans to Executive Officers as of March 31, 2006 was ¥121 million, and the largest aggregate outstanding balance during fiscal 2005 was ¥127 million. Hitachi believes these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of the Company’s financial condition and results of operations. The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value. Such action will be taken by the Company based on a consideration of market conditions, its future capital requirement and other relevant factors.

The Company declared a dividend of ¥11 per share in fiscal 2005. In addition, the Company purchased its own shares from the market during the period from May 11, 2006 to May 17, 2006, in an aggregate number of 6,210,000 shares, for an aggregate amount of approximately ¥4.9 billion.

B. Significant Changes

Several vanes of the low-pressure turbine, a component of nuclear power stations, manufactured and sold by Hitachi were broken at Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. Based on this discovery, this Hamaoka power station has been shut down since June 15, 2006 and the shutdown is expected to continue for a considerable period of time. In addition, damages have been found in the vanes of another low-pressure turbine, manufactured and sold by Hitachi, at Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company. This Shika power station has been shut down under government order for the inspection of this damage. These power stations shutdowns have caused the power companies involved to announce significant revisions to revenue and profit forecasts for fiscal 2006. Hitachi and these electric power companies are investigating the cause of these incidents and it is uncertain whether Hitachi will be liable for the cause of such incidents. These incidents may incur a considerable amount of expense on Hitachi, including expense for repairing the damaged turbines. There can be no assurance that these incidents will not have a materially adverse effect on Hitachi’s business results for fiscal 2006 or future periods.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The primary market for the Company’s common stock is the Tokyo Stock Exchange, or the TSE. The common stock is traded on the First Section of the TSE and is also listed on four other Japanese stock exchanges: Osaka, Nagoya, Fukuoka and Sapporo. In the United States, the Company’s ADSs are listed and traded on the New York Stock Exchange, or the NYSE, in the form of ADRs. There may from time to time be a differential between the common stock’s price on exchanges in Japan and the market price of the ADSs in the United States. The Company delisted its common stock from the Luxembourg Stock Exchange, Euronext Amsterdam and Euronext Paris in June 2006 and the Frankfurt Stock Exchange in July 2006.

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

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2002	1,380	745	113.000	57.000
2003	997	398	77.950	33.330
2004	835	366	79.170	31.300
2005	850	627	81.350	57.450
2006	874	604	75.400	57.400

Fiscal year ended March 31, 2005
1st quarter	850	682	81.350	59.990
2nd quarter	757	627	69.700	57.450
3rd quarter	712	635	69.440	59.730
4th quarter	720	654	69.450	61.230

Fiscal year ended March 31, 2006
1st quarter	682	604	63.190	57.400
2nd quarter	728	664	64.520	59.680
3rd quarter	848	702	70.100	61.200
4th quarter	874	782	75.400	66.320

Fiscal year ending March 31, 2007
1st quarter	888	709	76.570	61.750

February 2006	833	785	70.630	66.500
March 2006	838	782	71.050	66.320
April 2006	888	823	75.600	71.020
May 2006	863	746	76.570	67.600
June 2006	785	709	69.620	61.750

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
July 2006	773	686	67.280	59.000

Notes:

1.	Prices per share of common stock are as reported by the TSE.

2.	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Offer and Listing Details” in this Item.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

The Company was incorporated in Japan under the former Commercial Code and is existing under the Company Law. It is registered in the commercial register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

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

Under the Company Law, the adoption of a resolution of the Board of Directors requires a majority vote of the Directors present who must in turn constitute a majority of the Directors who are entitled to vote for the resolution. Any Director who has a conflict of interest or a vested interest with respect to any given resolution cannot participate in voting for the resolution. Under the Company Law, each Director must refrain from engaging in any business competing with the Company unless approved by the Board of Directors.

The Company Law provides that, under the Committee System, the Compensation Committee established within the Board of Directors determines matters relating to compensation for each Director and Executive Officer. A member of the Compensation Committee cannot participate in voting for any resolution relating to his/her own compensation.

There is no mandatory retirement age for the Directors required by the Company Law or the Company’s articles of incorporation. No shares are required for a Director’s qualification under the Company Law or the Company’s articles of incorporation.

As a company that has adopted the Committee System, the Company has delegated to Executive Officers, by resolution of the Board of Directors, powers regarding the incurrence by the Company of a significant amount of debt.

Common Stock

Distribution of surplus

Under the Company’s articles of incorporation, distribution of surplus, if any, will be made to shareholders of record as of March 31 and September 30 of each year and as of another record date for the purpose of distributing surplus.

Under the Company’s articles of incorporation, the Company is not obligated to make distribution of surplus left unclaimed for a period of three years after the date on which it first became payable.

Voting rights

A shareholder is generally entitled to one vote per one unit of shares with respect to whole units of shares, as described in this paragraph and under “Unit share system” below. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented and entitled to vote at the meeting. The Company Law and the Company’s articles of incorporation require for the election of Directors a quorum of not less than one-third of the total number of voting rights of all the shareholders who are entitled to vote. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with the Company’s regulations on handling shares, etc.

The Company Law and the Company’s articles of incorporation provide that a quorum of not less than one-third of the voting rights of the shareholders who are entitled to vote must be present at a shareholders’ meeting to approve any material corporate actions such as: a reduction of the stated capital (with certain exceptions); amendment of the articles of incorporation; establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer; a dissolution, merger or consolidation; a company split; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation; entering into an agreement for the leasing of entire business, entrustment of the management of the entire business or sharing the entire profit and loss with third parties; and any issuance of new shares at a “specially favorable” price (or any issuance of rights to subscribe for or acquire shares, or stock acquisition rights, with “specially favorable” conditions or of bonds or debentures with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders. At least two-thirds of the voting rights represented at the meeting must approve these actions. Certain matters relating to rights of shareholders, such as those relating to voting rights and rights on distribution of surplus, are provided for in the Company’s articles of incorporation, any amendment to which is generally subject to approval by a shareholders’ meeting in the manner described above.

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

Rights to subscribe for shares of common stock given to the shareholders are not transferable by Executive Officers.

Pursuant to the Company Law, the Company may issue stock acquisition rights. Except where the issuance of stock acquisition rights would be on “specially favorable” terms, Executive Officers may determine the issuance of stock acquisition rights other than those for stock option purposes, which in contrast, must be approved by the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares, or alternatively, to transfer the necessary number of existing shares held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of shares of common stock in proportion to the respective numbers of shares of common stock held by each of them.

Stock splits and allotment of shares without consideration

The Company, by determination of an authorized Executive Officer, may at any time split shares of common stock in issue or allot shares of common stock to its shareholders without consideration.

When Executive Officers determine to effect a stock split, the Company may amend its articles of incorporation without shareholder approval to increase the number of authorized shares in proportion to the stock split if the Company has only one class of outstanding shares; however, in case of share allotment without consideration, such an amendment of its articles of incorporation is not permitted without shareholder approval.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split or allotment of shares without consideration; however, certificates representing the additional shares resulting from the stock split or allotment of shares without consideration will be issued to shareholders.

Before a stock split and an allotment of shares without consideration, the Company must give public notice of the stock split or the allotment of shares without consideration specifying the record date and the effective date for the stock split or the allotment of shares without consideration, not less than two weeks prior to the record date.

Promptly after the allotment of shares without consideration takes effect, the Company must send notice to each shareholder specifying the number of shares to which each such shareholder is entitled.

Unit share system

Pursuant to the Company Law, the Company has designated 1,000 shares as one unit of shares. Under the unit share system, a shareholder is generally entitled to one voting right for each unit of shares. The Company may not issue share certificates for a number of shares not constituting a whole number of units unless the Company deems the issuance of such share certificates to be necessary for shareholders. Since transfers of less than one unit of the underlying shares of common stock are normally prohibited under the unit share system, under the Deposit Agreement currently in force, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of common stock may only be exercised as to whole units of common stock.

Although the number of shares which constitute one unit is stipulated in the articles of incorporation, an authorized Executive Officer has the power to amend the articles of incorporation to reduce the number of shares which constitute one unit or abolish the unit share system. Pursuant to the Company Law, the number of shares constituting one unit, however, may not exceed 1,000.

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

The Company’s articles of incorporation also provide that a holder of shares representing less than one unit may require the Company to sell any fractional shares it may have to such holder so that the holder can raise his/her fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sale takes place on the TSE on that day, the closing price at which sale of shares is effected on such stock exchange immediately preceding that day. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Repurchase by the Company of its shares

The Company may repurchase shares of its common stock (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to a resolution of a general meeting of shareholders), (ii) by way of purchase from a specific shareholder other than the Company’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), or (iii) by way of purchase from the Company’s subsidiary (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to an Executive Officer, five days prior to the relevant general meeting of shareholders, to include such shareholder as a seller in the proposed purchase.

The authorization to purchase shares of its common stock pursuant to (i) above may also be granted by a resolution of the Board of Directors pursuant to the articles of incorporation of the Company.

Any such repurchase of shares of its common stock must satisfy certain requirements, including that, in the case of a repurchase described in (i) and (ii) above, the total amount of the purchase price may not exceed the distributable amount as of the date of repurchase available for distribution of surplus. The Company may hold the shares acquired in compliance with the provisions of the Company Law, and Executive Officers may generally dispose of or cancel such shares in accordance with the Company Law.

General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders within three months following the date of the end of the fiscal year in Tokyo. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Company Law, notice of any shareholders’ meeting must be mailed to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s regulations on handling shares, etc., at least two weeks prior to the date of the meeting. Under the Company Law, such notice may be given to shareholders by electronic means, with the consent by the relevant shareholders.

Generally, those shareholders of the Company registered as having rights on the register of shareholders and the register of beneficial shareholders as of the end of a given fiscal year are permitted to exercise their rights at the ordinary general meeting of shareholders concerning that fiscal year and those shareholders of the Company registered as having voting rights on the register of shareholders as of a record date properly fixed by the Company are permitted to exercise their rights at the extraordinary general meeting of shareholders.

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. The Company’s Board of Directors consists of 14 members, four of whom are “outside directors,” as defined under the Company Law. The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Company Law nor the Company’s articles of incorporation require the Company’s non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. The Company’s nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Company Law, while the Company’s audit committee complies with the NYSE Standards.

Miscellaneous

In addition to the above differences, the Company is not required: to make its nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE’s requirements; to acquire shareholder approval of equity compensation plans in certain cases, such as issuing stock acquisition rights as stock options without “specially favorable” conditions; to make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines; or to adopt a code of business conduct and ethics for its directors, officers and employees that would comply fully with the NYSE’s requirements.

C. Material Contracts

None.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (the “Foreign Exchange Law”), as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Law, govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of common stock or ADSs representing such shares by “exchange non-residents” and by “foreign investors” as hereinafter defined. The Foreign Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside Japan.

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

A non-resident of Japan or a non-Japanese corporation is generally subject to a Japanese withholding tax on cash dividends. Stock splits and allotment of shares without consideration, in general, are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective. Due to the 2001 Japanese tax legislation effective April 1, 2001, a conversion of retained earnings or legal earned reserve into stated capital is not deemed a dividend payment to shareholders for Japanese tax purposes and therefore such a conversion does not trigger Japanese withholding taxation.

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

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends is generally 10% for portfolio investors who are qualified U.S. residents eligible to enjoy treaty benefits and (ii) the dividends are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under the Treaty, and/or due to the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on the Company’s shares).

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

Taxation of distributions

Distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Passive foreign investment company rules

The Company does not believe that it was a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for its tax year ending March 31, 2006 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a share of common stock or an ADS, certain adverse tax consequences could apply to such holder.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents filed by the Company with the SEC can be inspected at its public reference room located at 100 F Street, N.W., Washington D.C. 20549. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system can be also available for inspection on the SEC’s website (http://www.sec.gov).

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

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2006 and 2005, regardless of the consolidated balance sheet classification as follows.

	Carrying amount as of March 31, 2006
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				344,329	344,329
Debt securities	26,950	31,208	44,235	102,393	102,393
Other securities	49,025	13,363	14,163	76,551	76,551
Held-to-maturity securities	57	1,118	198	1,373	1,390

	Carrying amount as of March 31, 2005
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				197,298	197,298
Debt securities	37,209	36,427	55,461	129,097	129,097
Other securities	44,374	8,454	16,831	69,659	69,659
Held-to-maturity securities	392	558	100	1,050	1,064

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

The tables below provide information on Hitachi’s financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2006 and 2005. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all of Hitachi’s foreign currency exposure in its cash flows are eliminated.

	Forward exchange contracts as of March 31, 2006
	Expected maturity date
	2007	2008	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	185,589	—	185,589	(1,297)
Average contractual exchange rate (¥/US$)	114.99	—	114.99

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	98,231	—	98,231	(2,022)
Average contractual exchange rate (¥/Euro)	138.77	—	138.77

	Forward exchange contracts as of March 31, 2005
	Expected maturity date
	2006	2007	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	157,416	—	157,416	(3,438)
Average contractual exchange rate (¥/US$)	104.15	—	104.15

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	87,594	—	87,594	(1,585)
Average contractual exchange rate (¥/Euro)	135.40	—	135.40

Interest rate risk

Hitachi’s exposure to interest rate risk is related principally to its debt obligations, and the risk of increases in market interest rates that increase future cash outflow of interest payments due on such debt. To manage this risk, Hitachi typically enters into interest rate swaps. Hitachi mainly uses interest rate swaps in connection with long-term debt and medium-term notes. These interest rate swaps typically have the effect of converting variable interest rates on debt obligations to fixed-interest rates. Under these commonly referred to as “receive-variable, pay-fixed” interest rate swaps, Hitachi receives variable interest rate payments and makes fixed interest rate payments, thereby creating, from Hitachi’s perspective, fixed-rate long-term debt.

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

	Long-term debt as of March 31, 2006
	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	65,600	78,845	89,114	65,000	94,882	139,977	533,418	527,289
Average interest rate	1.31%	1.26%	1.27%	1.33%	1.14%	1.08%	1.26%

Yen convertible debentures	—	—	—	100,000	—	—	100,000	92,823
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	54,297	32,304	25,823	44,522	25,223	10,159	192,328	188,050
Average interest rate	0.84%	1.07%	1.11%	1.16%	1.44%	1.39%	1.04%

US$ medium term notes	4,714	—	—	—	1,753	—	6,467	6,770
Average interest rate	3.85%	—	—	—	5.57%	—	4.74%

Floating rate (notes and debentures):
Yen debenture	—	—	3,000	—	—	—	3,000	3,000
Average interest rate	—	—	2.14%	—	—	—	2.14%

Yen medium term notes	3,028	14,550	3,075	2,138	4,767	22,349	49,907	49,907
Average interest rate	0.80%	0.80%	1.00%	1.08%	1.14%	1.28%	0.97%

US$ medium term notes	1,424	1,175	1,175	591	—	—	4,365	4,365
Average interest rate	5.34%	5.17%	5.18%	5.32%	—	—	5.26%

Fixed and floating rate (loans):
Loans, principally from Banks	114,687	177,075	146,572	133,036	18,504	176,152	766,026	756,569
Average interest rate	2.03%	1.43%	1.08%	1.06%	1.38%	1.37%	1.32%

Weighted average floating rates are based on contractual interest rates as of March 31, 2006

	Long-term debt as of March 31, 2005
	Expected maturity date
	2006	2007	2008	2009	2010	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	292,090	63,410	79,964	88,953	65,000	135,135	724,552	737,350
Average interest rate	1.97%	1.35%	1.29%	1.33%	1.42%	1.14%	1.54%

Yen convertible debentures	—	—	—	—	100,000	—	100,000	92,773
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	57,532	30,935	29,925	19,763	43,976	25,004	207,135	204,816
Average interest rate	0.76%	0.97%	1.13%	1.17%	1.18%	1.61%	1.01%

US$ medium term notes	—	4,286	—	—	—	—	4,286	4,369
Average interest rate	—	3.21%	—	—	—	—	3.21%

Floating rate (notes and debentures):
Yen debenture	—	—	—	3,000	—	—	3,000	3,000
Average interest rate	—	—	—	1.99%	—	—	1.99%

Yen medium term notes	12,599	3,003	4,516	—	2,004	25,300	47,422	47,422
Average interest rate	0.63%	0.81%	0.82%	—	0.85%	0.90%	0.79%

US$ medium term notes	—	1,282	2,677	537	3,206	—	7,702	7,702
Average interest rate	—	3.63%	3.59%	3.90%	3.94%	—	3.69%

Fixed and floating rate (loans):
Loans, principally from Banks	141,073	107,823	122,584	84,550	122,147	140,470	718,647	715,979
Average interest rate	2.15%	1.32%	1.22%	1.11%	1.01%	1.37%	1.26%

Weighted average floating rates are based on contractual interest rates as of March 31, 2005.

	Interest rate swaps as of March 31, 2006
	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	18,474	15,060	20,174	102,007	—	—	155,715	1,379
Average pay rate	1.05%	1.01%	1.01%	0.88%	—	—	1.00%
Average receive rate	0.40%	0.37%	0.35%	0.21%	—	—	0.34%

Fixed to variable	41,000	8,004	4,000	15,000	7,000	21,000	96,004	(1,486)
Average pay rate	1.81%	1.03%	1.01%	0.86%	0.10%	0.10%	1.11%
Average receive rate	1.70%	1.62%	1.69%	1.65%	1.42%	1.46%	1.63%

Variable to variable	4,000	1,000	—	—	2,000	23,500	30,500	(1,364)
Average pay rate	0.48%	0.05%	—	—	0.03%	0.03%	0.12%
Average receive rate	0.90%	0.83%	—	—	0.90%	0.94%	0.89%

Notional amounts (US$):
Variable to fixed	2,472	1,409	1,175	587	—	—	5,643	102
Average pay rate	4.14%	4.34%	4.55%	4.17%	—	—	4.26%
Average receive rate	4.65%	4.76%	4.72%	4.66%	—	—	4.69%

Fixed to variable	—	—	—	—	1,762	—	1,762	(8)
Average pay rate	—	—	—	—	4.87%	—	4.87%
Average receive rate	—	—	—	—	5.56%	—	5.56%

Notional amounts (ST£):
Variable to fixed	67,309	59,378	9,202	1,015	—	—	136,904	(103)
Average pay rate	4.84%	4.77%	4.74%	4.61%	—	—	4.81%
Average receive rate	4.59%	4.59%	4.59%	4.57%	—	—	4.59%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2006.

	Interest rate swaps as of March 31, 2005
	Expected maturity date
	2006	2007	2008	2009	2010	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	12,800	33,606	15,420	21,200	102,448	—	185,474	(2,121)
Average pay rate	1.21%	1.19%	1.03%	1.03%	0.89%	—	1.09%
Average receive rate	0.39%	0.39%	0.32%	0.29%	0.13%	—	0.32%

Fixed to variable	76,000	38,000	9,000	64,000	15,000	23,600	225,600	(1,946)
Average pay rate	1.95%	0.72%	0.35%	0.33%	0.68%	0.03%	1.00%
Average receive rate	2.00%	1.34%	1.16%	1.16%	1.53%	1.19%	1.51%

Variable to variable	4,500	5,000	—	—	—	19,000	28,500	(248)
Average pay rate	0.47%	0.42%	—	—	—	0.00%	0.18%
Average receive rate	1.33%	1.00%	—	—	—	0.91%	1.02%

Notional amounts (US$):
Variable to fixed	8,377	644	752	—	537	—	10,310	20
Average pay rate	3.21%	3.48%	3.80%	—	4.12%	—	3.37%
Average receive rate	2.89%	2.80%	2.82%	—	2.71%	—	2.86%

Fixed to variable	2,573	—	—	—	—	—	2,573	18
Average pay rate	2.66%	—	—	—	—	—	2.66%
Average receive rate	1.41%	—	—	—	—	—	1.41%

Variable to variable	—	—	—	537	—	—	537	4
Average pay rate	—	—	—	2.79%	—	—	2.79%
Average receive rate	—	—	—	2.91%	—	—	2.91%

Notional amounts (ST£):
Variable to fixed	34,925	44,284	28,358	—	—	—	107,567	(66)
Average pay rate	5.05%	5.07%	5.08%	—	—	—	5.06%
Average receive rate	4.90%	4.88%	4.90%	—	—	—	4.89%

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

As of March 31, 2006, the Company, under the supervision and with the participation of the Company’s management, including its President and principal financial officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s President and principal financial officer concluded that the Company’s disclosure controls and procedures as of such date were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

Hitachi’s independent registered public accounting firm, Ernst & Young ShinNihon, informed the Company’s Audit Committee that in the course of the auditing Hitachi’s consolidated financial statements, Ernst & Young ShinNihon believes that it identified certain material weakness in Hitachi’s internal control over financial reporting. The material weakness identified by Ernst & Young ShinNihon primarily relates to the process for preparing consolidated financial statements such as insufficient internal regulations and manuals in relation to U.S. GAAP.

The material weakness in Hitachi’s internal control over financial reporting has not affected Ernst & Young ShinNihon’s audit report on Hitachi’s consolidated financial statements for fiscal 2003, 2004 and 2005. Hitachi is responding to resolve the issue as part of its preparation for internal control over financial reporting under Section 404 of Sarbanes-Oxley Act of 2002 which is applied to Hitachi since fiscal 2006. In such preparation, Hitachi intends to diligently and vigorously establish and review its internal control over financial reporting in order to ensure compliance with Section 404 of Sarbanes-Oxley Act of 2002. Hitachi expects to implement appropriate changes to its internal control structure by preparing internal regulations and manuals in relation to U.S. GAAP.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Yoshiki Yagi and Mr. Tadamichi Sakiyama qualify as “audit committee financial experts” within the meaning of the rules of the SEC. Both persons fulfill the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, which are applicable to members of a non-U.S. listed company’s audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table shows fees for audit and other services rendered by Hitachi’s principal accountant for fiscal 2004 and 2005.

	Fiscal 2004	Fiscal 2005
	(Millions of yen)
Audit Fees	1,516	2,322
Audit-Related Fees	196	221
Tax Fees	82	102
All Other Fees	16	4

Total	1,810	2,649

Notes:

1.	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

2.	Ernst & Young ShinNihon served as Hitachi’s principal accountant for fiscal 2004 and fiscal 2005.

Audit Committee Pre-approval Policies and Procedures

In compliance with applicable U.S. law and regulations, the Company’s Audit Committee has established a policy and procedures regarding pre-approval of audit and permissible non-audit services provided by the independent auditors to ensure that the auditors will be independent of management.

Under the policy and procedures, audit and permissible non-audit services to be provided to the Company, its subsidiaries and affiliates by the independent auditors are required to be pre-approved by either the Audit Committee or an Audit Committee member to whom it has delegated authority. Audit services provided to the Company are required to pre-approved by the Audit Committee. The designated Audit Committee member must report the pre-approval decisions to the Audit Committee meeting held after the decisions.

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

The Company currently does not have any publicly announced repurchase plans or programs. The purchases shown below represent the purchase of less-than-one-unit shares from less-than-one-unit shareholders in accordance with the former Japanese Commercial Code.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2005 - April 30, 2005	79,306	659	—	—
May 1, 2005 - May 31, 2005	47,787	627	—	—
June 1, 2005 - June 30, 2005	125,488	651	—	—
July 1, 2005 - July 31, 2005	228,419	680	—	—
August 1, 2005 - August 31, 2005	126,943	685	—	—
September 1, 2005 - September 30, 2005	86,787	691	—	—
October 1, 2005 - October 31, 2005	96,795	723	—	—
November 1, 2005 - November 30, 2005	82,144	759	—	—
December 1, 2005 - December 31, 2005	288,014	805	—	—
January 1, 2006 - January 31, 2006	105,466	825	—	—
February 1, 2006 - February 28, 2006	97,788	813	—	—
March 1, 2006 - March 31, 2006	75,739	809	—	—

Total	1,440,676	734	—	—

In addition to the above, the Company announced on April 27, 2006, by resolution of the Board of Directors held on the day, that it would repurchase its own shares of common stock from the market, up to 6.5 million shares or up to ¥5 billion during May 2006. Under the plan, the Company purchased its own shares of common stock from the market during the period from May 11, 2006 to May 17, 2006, in an aggregate number of 6,210,000 shares, for an aggregate amount of approximately ¥4.9 billion, for an average price paid of ¥804 per share.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company’s consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Disclosure of this information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

May 17, 2006

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2005

	Yen (millions)
	2006	2005
Assets
Cash and cash equivalents	658,255	708,715
Short-term investments (note 3)	162,756	146,568
Trade receivables:
Notes (note 7 and 17)	128,234	134,068
Accounts (notes 4 and 7)	2,344,057	2,104,028
Allowance for doubtful receivables	(41,610)	(40,330)

Net trade receivables	2,430,681	2,197,766

Inventories (note 5)	1,262,308	1,198,955
Prepaid expenses and other current assets (note 9)	547,048	560,072
Investments in leases (notes 6 and 7)	451,757	526,759
Investments and advances, including affiliated companies (note 3)	1,029,673	894,851
Property, plant and equipment (notes 6):
Land	435,961	436,308
Buildings	1,748,318	1,740,057
Machinery and equipment	5,522,253	5,222,157
Construction in progress	74,114	57,291

	7,780,646	7,455,813
Less accumulated depreciation	5,320,460	5,097,882

Net property, plant and equipment	2,460,186	2,357,931

Other assets (notes 8 and 9)	1,018,531	1,144,630

	10,021,195	9,736,247

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and 2005

	Yen (millions)
	2006	2005
Liabilities and Stockholders’ Equity
Short-term debt (note 10)	752,527	676,611
Current portion of long-term debt (notes 6 and 10)	248,028	506,863

Trade payables:
Notes	68,599	62,855
Accounts	1,416,367	1,246,401
Accrued expenses	863,683	843,022
Income taxes (note 9)	66,101	61,789
Advances received	277,887	247,586
Other current liabilities (note 9)	428,259	419,419
Long-term debt (notes 6 and 10)	1,418,489	1,319,032
Retirement and severance benefits (note 11)	827,669	1,033,005
Other liabilities (note 9)	109,006	90,781

Total liabilities	6,476,615	6,507,364

Minority interests	1,036,807	921,052

Stockholders’ equity:
Common stock (notes 10 and 12)	282,033	282,033
Capital surplus (note 12)	561,484	565,360
Legal reserve (note 13)	111,005	110,214
Retained earnings (note 13)	1,667,198	1,668,984
Accumulated other comprehensive loss (note 15)	(95,997)	(301,524)
Treasury stock, at cost (note 14)	(17,950)	(17,236)

Total stockholders’ equity	2,507,773	2,307,831

Commitments and contingencies (note 17)
	10,021,195	9,736,247

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Revenues:
Product sales (note 4)	8,486,190	8,055,179	7,652,205
Financial and other services	978,611	971,864	980,245

Total revenues	9,464,801	9,027,043	8,632,450
Cost of sales:
Product sales	(6,683,759)	(6,258,922)	(5,966,578)
Financial and other services	(703,985)	(702,348)	(743,576)

Total cost of sales	(7,387,744)	(6,961,270)	(6,710,154)
Selling, general and administrative expenses	(1,821,045)	(1,786,718)	(1,737,433)

Impairment losses for long-lived assets (note 18)	(27,408)	(26,797)	(26,085)
Restructuring charges (note 19)	(4,429)	(33,307)	(28,613)
Interest income	18,170	13,413	12,808
Dividends income	6,421	5,971	6,352
Other income (notes 20 and 21)	63,002	67,024	142,010
Interest charges	(33,265)	(29,057)	(30,855)
Other deductions (note 20)	(3,639)	(11,796)	(23,331)

Income before income taxes and minority interests	274,864	264,506	237,149

Income taxes (note 9)	(154,348)	(149,990)	(198,655)

Income before minority interests	120,516	114,516	38,494

Minority interests	(83,196)	(63,020)	(22,618)

Net income	37,320	51,496	15,876

	Yen
Net income per share (note 22):
Basic	11.20	15.53	4.81

Diluted	10.84	15.15	4.75

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Common stock (notes 10 and 12):
Balance at beginning of year	282,033	282,032	282,032
Conversion of convertible debentures	—	1	0

Balance at end of year	282,033	282,033	282,032

Capital surplus (note 12):
Balance at beginning of year	565,360	551,690	562,214
Gains on sales of treasury stock	150	353	48
Gains on stock exchange upon a merger	—	12,509	—
Increase (decrease) arising from divestiture and other	(4,026)	808	(10,572)

Balance at end of year	561,484	565,360	551,690

Legal reserve (note 13):
Balance at beginning of year	110,214	109,163	111,309
Net transfer from (to) retained earnings	601	921	(1,849)
Net transfer from (to) minority interests	190	130	(297)

Balance at end of year	111,005	110,214	109,163

Retained earnings (note 13):
Balance at beginning of year	1,668,984	1,651,272	1,655,029
Net income	37,320	51,496	15,876
Cash dividends	(36,644)	(34,628)	(19,990)
Net transfer from (to) legal reserve	(601)	(921)	1,849
Net transfer from (to) minority interests	(1,861)	1,765	(1,492)

Balance at end of year	1,667,198	1,668,984	1,651,272

Accumulated other comprehensive loss (note 15):
Balance at beginning of year	(301,524)	(393,864)	(755,525)
Other comprehensive income, net of reclassification adjustments	206,519	92,666	359,116
Net transfer from (to) minority interests	(992)	(326)	2,545

Balance at end of year	(95,997)	(301,524)	(393,864)

Treasury stock, at cost (note 14):
Balance at beginning of year	(17,236)	(32,162)	(1,847)
Acquisition for treasury	(1,058)	(1,177)	(30,464)
Sales of treasury stock	344	478	149
Stock exchange upon a merger	—	15,625	—

Balance at end of year	(17,950)	(17,236)	(32,162)

Total stockholders’ equity	2,507,773	2,307,831	2,168,131

Comprehensive income (note 15):
Net income	37,320	51,496	15,876
Other comprehensive income arising during the year	221,157	97,878	362,893
Reclassification adjustments for net gain included in net income	(14,638)	(5,212)	(3,777)

Comprehensive income	243,839	144,162	374,992

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

	Yen (millions)
	2006	2005	2004
Cash flows from operating activities (note 24):
Net income	37,320	51,496	15,876
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	451,170	425,080	436,053
Amortization	138,727	132,370	117,561
Impairment losses for long-lived assets	27,408	26,797	26,085
Deferred income taxes	33,815	45,310	77,056
Equity in (earnings) losses of affiliated companies, net	(8,688)	162	(10,120)
Gain on sale of investments and subsidiaries’ common stock	(46,468)	(54,741)	(137,925)
Impairment of investments in securities	4,858	9,665	12,893
Loss on disposal of rental assets and other property	8,983	15,202	13,274
Income applicable to minority interests	83,196	63,020	22,618
(Increase) decrease in receivables	(94,078)	103,246	(187,545)
Increase in inventories	(107,069)	(95,191)	(67,026)
(Increase) decrease in prepaid expenses and other current assets	35,947	(29,973)	(3,075)
Increase (decrease) in payables	107,271	(53,785)	145,234
Increase (decrease) in accrued expenses and retirement and severance benefits	(30,505)	(26,823)	109,152
Increase (decrease) in accrued income taxes	2,047	(18,861)	27,741
Increase (decrease) in other liabilities	44,060	(408)	5,276
Net change in inventory-related receivables from financial services	14,328	(22,036)	(3,140)
Other	(11,447)	(5,174)	3,415

Net cash provided by operating activities	690,875	565,356	603,403

Cash flows from investing activities (note 24):
Decrease in short-term investments	1,104	47,179	10,035
Capital expenditures	(382,386)	(368,896)	(289,753)
Purchase of assets to be leased	(466,681)	(483,192)	(439,047)
Collection of investments in leases	419,956	301,614	340,376
Proceeds from disposal of rental assets and other property	80,718	90,726	122,258
Proceeds from sale of investments and subsidiaries’ common stock	99,717	112,932	301,553
Purchase of investments and subsidiaries’ common stock	(67,643)	(61,711)	(110,837)
Purchase of software	(121,983)	(121,415)	(117,896)
Other	(64,164)	(44,225)	(84,102)

Net cash used in investing activities	(501,362)	(526,988)	(267,413)

Cash flows from financing activities (note 24):
Increase (decrease) in short-term debt, net	5,121	27,029	(193,286)
Proceeds from long-term debt	342,309	533,442	460,144
Payments on long-term debt	(551,265)	(599,637)	(587,335)
Proceeds (payments) on subsidiaries’ common stock, net	(3,139)	(8,431)	9,984
Dividends paid to stockholders	(36,509)	(34,815)	(19,961)
Dividends paid to minority stockholders of subsidiaries	(17,591)	(16,671)	(13,714)
Acquisition of common stock for treasury	(1,058)	(1,177)	(30,464)
Proceeds from sales of treasury stock	494	831	197

Net cash used in financing activities	(261,638)	(99,429)	(374,435)

Effect of exchange rate changes on cash and cash equivalents	21,665	5,380	(25,330)

Net decrease in cash and cash equivalents	(50,460)	(55,681)	(63,775)
Cash and cash equivalents at beginning of year	708,715	764,396	828,171

Cash and cash equivalents at end of year	658,255	708,715	764,396

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

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements include accounts of certain subsidiaries, of which fiscal years differ from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The application of this interpretation did not have a material effect on the Company’s consolidated financial statements for the year ended March 31, 2004.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments where the Company does not have significant influence are accounted for using the cost method.

73	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of generally three months or less when purchased to be cash equivalents.

(d)	Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated and included in accumulated other comprehensive loss as part of stockholders’ equity.

(f)	Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values, except for equity-method investments, are accounted for under the cost method. The Company classifies investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

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

74	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A decline in fair value of any available-for-sale, held-to-maturity security or cost-method investments below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments that it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investment. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

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

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, mainly over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j)	Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Fair value is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The estimated useful lives are mainly follows:

Software	1 to 8 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s expected future revenue to current year’s revenue or the straight-line method over the remaining estimated economic life of each software.

76	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Impairment of Long-lived Assets

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

The Company designates and accounts for hedging derivatives as follows:

•	“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•	“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•	“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

77	(Continued)

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

78	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of income. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, elevators and escalators.

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

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

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

79	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Advertising

Advertising costs are expensed as incurred.

(q)	Research and Development Costs

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

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is recognized as other income in the accompanying consolidated statements of income.

(t)	Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of income. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

80	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the years ended March 31, 2006, 2005 and 2004, the Company recognized no material stock-based compensation expense.

SFAS No. 123, “Accounting for Stock-Based Compensation,” prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elects to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income and the per share information for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005	2004
Net income — as reported	37,320	51,496	15,876
Stock-based compensation expense included in reported net income	214	215	—
Stock-based compensation expense determined under SFAS No. 123	(440)	(459)	(3,034)

Net income — pro forma	37,094	51,252	12,842

	Yen
Net income per share:
Basic — as reported	11.20	15.53	4.81
Basic — pro forma	11.14	15.45	3.89

Diluted — as reported	10.84	15.15	4.75
Diluted — pro forma	10.78	15.08	3.83

81	(Continued)

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

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 clarify that abnormal amounts of costs should be recognized as current-period charges rather than as a portion of the inventory cost. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

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

82	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 (R) supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, the SEC issued Staff Accounting Bulletin No. 107, in which interpretations expressed views of the staff regarding the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provided the staff’s views regarding the valuation of share-based payment arrangements for public companies. The provisions of SFAS No. 123 (R) is effective no later than the beginning of the first fiscal year beginning after June 15, 2005, as deferred by the SEC. SFAS No. 123 (R) is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3.” This statement provides the guidance for the accounting for and reporting of a change in accounting principle and the correction of an error, and requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections made in fiscal years beginning after December 15, 2005. SFAS No. 154 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instrument, an amendment of SFAS No. 133 and No. 140.” The amendments made by SFAS No. 155 resolve issues addressed in SFAS No. 133 Implementation Issue No. D1, and require to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140.” This statement provides the guidance for the measurement methods for servicing assets and servicing liabilities. SFAS No. 156 shall be effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

(y)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

83	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006	2005
Investments in securities:
Available-for-sale securities	75,975	81,583
Held-to-maturity securities	57	392
Trading securities	86,724	64,593

	162,756	146,568

Investments and advances, including affiliated companies as of March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006	2005
Investments in securities:
Available-for-sale securities	447,298	314,471
Held-to-maturity securities	1,316	658
Securities without readily determinable fair values	79,321	77,755
Investments in affiliated companies	368,989	388,076
Advances and other	132,749	113,891

	1,029,673	894,851

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2006 and 2005.

	Yen (millions)
	2006				2005
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	26,956	10	16	26,950	37,195	34	20	37,209
Other securities	49,045	29	49	49,025	44,355	19	—	44,374

	76,001	39	65	75,975	81,550	53	20	81,583
Investments and advances:
Equity securities	138,449	208,048	2,168	344,329	98,751	102,170	3,623	197,298
Debt securities	76,838	1,323	2,718	75,443	91,412	1,383	907	91,888
Other securities	26,972	768	214	27,526	24,928	450	93	25,285

	242,259	210,139	5,100	447,298	215,091	104,003	4,623	314,471

	318,260	210,178	5,165	523,273	296,641	104,056	4,643	396,054

84	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2006 and 2005.

	Yen (millions)
	2006				2005
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	8,279	7	991	9	3,842	20	—	—
Other securities	1,152	49	—	—	—	—	—	—

	9,431	56	991	9	3,842	20	—	—
Investments and advances:
Equity securities	1,105	111	14,035	2,057	10,112	2,694	5,025	929
Debt securities	28,152	1,410	13,110	1,308	14,559	669	10,937	238
Other securities	5,007	86	4,717	128	5,317	59	905	34

	34,264	1,607	31,862	3,493	29,988	3,422	16,867	1,201

	43,695	1,663	32,853	3,502	33,830	3,442	16,867	1,201

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were ¥60,969 million, ¥60,653 million and ¥83,886 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2006, 2005 and 2004 were ¥22,480 million, ¥15,889 million and ¥33,887 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2006, 2005 and 2004 were ¥482 million, ¥64 million and ¥2,160 million, respectively.

Trading securities consist mainly of investments in trust accounts. Net unrealized holding gains on trading securities as of March 31, 2006, 2005 and 2004 were ¥7,556 million, ¥2,223 million and ¥2,214 million, respectively, and were classified as other income in the consolidated statements of income.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheets as of March 31, 2006 are as follows:

	Yen (millions)
	Held-to- maturity	Available- for-sale	Total
Due within five years	1,118	44,571	45,689
Due after five years	198	58,398	58,596

	1,316	102,969	104,285

85	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2006 and 2005 were ¥75,764 million and ¥75,838 million, respectively, mainly because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2006 and 2005, were ¥184,504 million and ¥206,942 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2006 and 2005 were ¥91,191 million and ¥130,850 million, respectively.

As of March 31, 2006 and 2005, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥13,576 million and ¥14,673 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2006 and 2005, equity-method goodwill included in investments in certain affiliated companies were ¥11,848 million and ¥8,669 million, respectively.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Yen (millions)
	2006	2005
Current assets	1,293,236	1,516,004
Non-current assets	965,574	1,096,151
Current liabilities	1,106,243	1,094,051
Non-current liabilities	319,149	540,773

	Yen (millions)
	2006	2005	2004
Revenues	2,302,913	2,588,526	2,457,443
Gross profit	370,979	432,615	374,535
Net income	22,177	1,850	14,581

86	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

		Yen (millions)
		2006	2005
Trade receivables		166,484	163,152
Trade payables		64,654	63,029

	Yen (millions)
	2006	2005	2004
Revenues	535,084	559,954	498,564
Purchases	315,356	362,771	299,331

(4)	Receivables

The aggregate annual maturities of the long-term trade receivables after March 31, 2007 included in trade receivables- accounts are as follows:

Years ending March 31	Yen (millions)
2008	31,361
2009	2,251
2010	1,236
2011	1,206
Thereafter	1,246

37,300

Sales on an installment payment basis for the years ended March 31, 2006, 2005 and 2004 totaled ¥8,440 million, ¥8,275 million and ¥9,021 million, respectively.

(5)	Inventories

Inventories as of March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Finished goods	420,943	371,331
Work in process	654,943	651,227
Raw materials	186,422	176,397

	1,262,308	1,198,955

Inventories include items associated with major contracts which require long-term processing performed for more than twelve months. These items as of March 31, 2006 and 2005 aggregated ¥38,061 million and ¥39,474 million, respectively.

87	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2006 amounted to ¥1,719,894 million and ¥1,316,286 million, respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2006 and the future minimum lease receivables of financing leases as of March 31, 2005:

	Yen (millions)
	2006
Years ending March 31	Financing leases	Operating leases
2007	163,124	72,617
2008	127,185	55,187
2009	95,882	37,865
2010	59,541	19,516
2011	25,107	9,497
Thereafter	41,483	12,345

Total minimum payments to be received	512,322	207,027

Amount representing executory costs	(20,449)
Unearned income	(33,934)
Allowance for doubtful receivables	(6,182)

Net investment in financing leases	451,757

Yen (millions)
2005
Financing leases
Total minimum payments to be received	603,442
Amount representing executory costs	(32,029)
Unearned income	(39,650)
Allowance for doubtful receivables	(5,004)

Net investment in financing leases	526,759

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2006 and 2005 amounted to ¥33,516 million and ¥33,239 million, respectively, and accumulated depreciation as of March 31, 2006 and 2005 amounted to ¥19,307 million and ¥17,803 million, respectively.

88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In March 2006, a certain subsidiary sold its land for proceeds of ¥10,560 million, and entered into a lease back agreement for a portion of the land. The lease back is classified as an operating lease with a term of 25 years. The gain of the leased back portion in the amount of ¥2,736 million has been deferred and is being recognized over the lease term.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2006:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2007	4,602	12,702
2008	3,196	9,355
2009	1,677	7,463
2010	995	4,710
2011	712	1,975
Thereafter	981	10,020

Total minimum lease payments	12,163	46,225

Amount representing executory costs	(459)
Amount representing interest	(698)

Present value of net minimum lease payments	11,006
Less current portion of capital lease obligations	4,278

Long-term capital lease obligations	6,728

(7)	Securitizations

For the years ended March 31, 2006, 2005 and 2004, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPE) and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to the subsidiaries’ other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investor’s interests. For the years ended March 31, 2006, 2005 and 2004, gains recognized on the sale of lease receivables amounted to ¥21,619 million, ¥12,985 million and ¥12,394 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2006, 2005 and 2004:

	Yen (millions)
	2006	2005	2004
Proceeds from transfer of lease receivables	436,919	310,668	271,281
Servicing fees received	43	22	23
Purchases of delinquent or ineligible assets	(28,074)	(25,717)	(14,775)

89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2006 is as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,159,294	651	1,676
Assets transferred	(707,537)

Assets held in portfolio	451,757

For the years ended March 31, 2006, 2005 and 2004, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2006, 2005 and 2004, proceeds from the transfer of trade receivables were ¥1,361,784 million, ¥1,252,656 million and ¥1,006,164 million, respectively, and losses recognized on those transfers were ¥2,445 million, ¥3,388 million and ¥2,973 million, respectively.

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2006, 2005 and 2004 amounted to ¥190,207 million, ¥228,085 million and ¥190,059 million, respectively, and related amortization expense during the years ended March 31, 2006, 2005 and 2004 amounted to ¥138,727 million, ¥132,370 million and ¥117,561 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the year ended March 31, 2006, 2005 and 2004 were to ¥52,705 million, ¥57,293 million and ¥52,863 million, respectively.

90	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible assets other than goodwill as of March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	431,208	318,794	112,414	402,523	279,139	123,384
Software for internal use	432,952	242,182	190,770	362,426	189,024	173,402
Patents	127,130	40,103	87,027	123,445	24,375	99,070
Other	104,523	71,502	33,021	96,371	61,769	34,602

	1,095,813	672,581	423,232	984,765	554,307	430,458

Indefinite-lived intangible assets	7,753	—	7,753	9,382	—	9,382

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2007	115,457
2008	93,302
2009	67,881
2010	37,756
2011	23,651

The changes in the carrying amount of goodwill for the years ended March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006	2005
Balance at beginning of the year	45,898	53,478
Acquired during the year	15,271	6,424
Impairment loss	(1,452)	(13,646)
Translation adjustment and other	4,493	(358)

Balance at end of the year, included in other assets	64,210	45,898

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

91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Income Taxes

Components, as either domestic or foreign, of income before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2006
	Domestic	Foreign	Total
Income before income taxes and minority interests	242,786	32,078	274,864
Income taxes:
Current tax expense	99,753	20,780	120,533
Deferred tax expense	21,915	11,900	33,815

	121,668	32,680	154,348

	Yen (millions)
	2005
	Domestic	Foreign	Total
Income before income taxes and minority interests	212,424	52,082	264,506
Income taxes:
Current tax expense	85,263	19,417	104,680
Deferred tax expense	41,847	3,463	45,310

	127,110	22,880	149,990

	Yen (millions)
	2004
	Domestic	Foreign	Total
Income before income taxes and minority interests	211,000	26,149	237,149
Income taxes:
Current tax expense	93,264	28,335	121,599
Deferred tax expense (benefit)	89,293	(12,237)	77,056

	182,557	16,098	198,655

92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005	2004
Continuing operations:
Current tax expense	120,533	104,680	121,599
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	(5,716)	23,672	35,714
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	—	—	2,318
Change in valuation allowance	39,531	21,638	39,024

	154,348	149,990	198,655
Other comprehensive income (loss), net of reclassification adjustments:
Minimum pension liability adjustments	75,306	77,535	259,788
Net unrealized holding gain on available-for-sale securities	39,562	3,115	19,154
Cash flow hedges	985	(523)	162

	115,853	80,127	279,104

	270,201	230,117	477,759

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

On March 31, 2003, amendments to local business tax law in Japan were enacted, resulting in the lower business tax rates. During the year ended March 31, 2004, additional minor changes in tax rates for business taxes were enacted in certain local administrative divisions of Japan. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for domestic companies was approximately 40.6% for the years ended March 31, 2006 and 2005.

In accordance with EITF Issue No. 93-13, “Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations,” the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities. The effect of these changes on the Company’s deferred tax balances amounted to ¥2,318 million in income from continuing operations for the year ended March 31, 2004.

93	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2006	2005	2004
Combined statutory income tax rate	40.6%	40.6%	43.6%
Equity in (earnings) losses of affiliated companies	(1.3)	0.0	(1.9)
Impairment of investments in affiliated companies	0.3	—	1.4
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	0.2	2.6	3.0
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	1.1	1.6	12.6
Expenses not deductible for tax purposes	5.4	4.6	7.2
Enacted changes in tax laws and rates in Japan	—	—	1.0
Change in valuation allowance	14.4	8.2	16.5
Difference in statutory tax rates of foreign subsidiaries	(4.0)	(2.1)	(1.5)
Other	(0.5)	1.2	1.9

Effective income tax rate	56.2%	56.7%	83.8%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2006 and 2005 are presented below:

	Yen (millions)
	2006	2005
Total gross deferred tax assets:
Retirement and severance benefits	300,732	380,254
Accrued expenses	221,107	216,139
Property, plant and equipment, due to differences in depreciation	33,356	34,769
Net operating loss carryforwards	136,399	119,930
Other	323,299	293,735

	1,014,893	1,044,827
Valuation allowance	(282,295)	(196,811)

	732,598	848,016
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(32,548)	(33,077)
Tax purpose reserves regulated by Japanese tax laws	(20,944)	(24,268)
Net unrealized gain on securities	(78,337)	(35,477)
Other	(34,175)	(27,706)

	(166,004)	(120,528)

Net deferred tax asset	566,594	727,488

94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” as of March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2006	2005
Prepaid expenses and other current assets	16,187	11,781
Other assets	58,325	51,610

	74,512	63,391

Net deferred tax assets as of March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2006	2005
Prepaid expenses and other current assets	281,347	295,532
Other assets	325,526	460,721
Other current liabilities	(2,390)	(3,011)
Other liabilities	(37,889)	(25,754)

Net deferred tax asset	566,594	727,488

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2006 and 2005 were an increase of ¥85,484 million and ¥5,615 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2006.

As of March 31, 2006, the Company and various subsidiaries have operating loss carryforwards of ¥373,151 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥238,025 million expire by March 31, 2011, and ¥135,126 million expire in various years thereafter or do not expire.

95	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, because such differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits.

(10)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Borrowings, mainly from banks	305,139	333,183
Commercial paper	394,396	295,821
Borrowings from affiliates	52,992	47,607

	752,527	676,611

The weighted average interest rate on short-term debt outstanding as of March 31, 2006 and 2005 was 0.1%.

The components of long-term debt as of March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Unsecured notes and debentures:
Due 2006, interest 3.45% debenture	—	200,000
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2010, interest 0.7% debenture	49,882	—
Due 2015, interest 1.56% debenture	49,977	—
Due 2008, interest 0.52% debenture	5,000	5,000
Due 2010, interest 0.74% debenture	5,000	5,000
Due 2006–2018, interest 0.04–5.92%, issued by subsidiaries	599,626	704,097
Unsecured convertible debentures:
Series A, due 2009, zero coupon	50,000	50,000
Series B, due 2009, zero coupon	50,000	50,000
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2006–2015, interest 0.85–4.65%	43,244	12,140
Unsecured, maturing 2006–2020, interest 0.4–5.7%	722,782	706,507
Capital lease obligations	11,006	13,151

	1,666,517	1,825,895
Less current portion	248,028	506,863

	1,418,489	1,319,032

96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2007 are as follows:

Years ending March 31	Yen (millions)
2008	306,904
2009	270,264
2010	346,155
2011	145,728
Thereafter	349,438

1,418,489

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

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

In October, 2004, the Company issued Euro yen zero coupon convertible bonds. The bonds consist of ¥50,000 million series A zero coupon convertible bonds due 2009 and ¥50,000 million series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price was ¥1,009 per share for both bonds at which time the fair value of the Company’s common stock was ¥686. In accordance with the terms of the debenture, the conversion price was adjusted to ¥822 on on October 19, 2005 for series A zero coupon convertible bonds and on April 19, 2006 for series B zero coupon convertible bonds. The conversion prices will be adjusted on October 19, 2007 for series A zero coupon convertible bonds and on April 19, 2008 for series B zero coupon convertible bonds. The prices will be 95% (rounded upwards to the nearest one yen) of the average closing prices of the Company’s shares on the Tokyo Stock Exchange for 30 consecutive trading days up to each conversion dates, no less than ¥822. During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company’s shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at its option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

(11)	Retirement and Severance Benefits

(a)	Defined benefit plans

The Company and its subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on their earnings and the length of service by retirement or termination of employment for reasons other than dismissal for cause.

Directors, Executive Officers and certain employees are not covered by the programs described above. Certain benefits paid to such persons are charged to income as paid as it is not practicable to compute the liability for future payments because amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain subsidiaries make contributions to a number of defined benefits pension plans. During the years ended March 31, 2006, 2005 and 2004, the Company and certain subsidiaries amended certain of their defined benefit plans to cash balance plans.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2006, 2005 and 2004 consists of the following components:

	Yen (millions)
	2006	2005	2004
Service cost	74,131	85,500	107,002
Interest cost	56,166	63,637	78,493
Expected return on plan assets for the period	(34,045)	(33,749)	(32,863)
Amortization of transition asset	—	(208)	(368)
Amortization of prior service benefit	(17,381)	(13,842)	(13,423)
Recognized actuarial loss	67,678	100,274	151,567
Transfer to defined contribution pension plan	(87)	3,223	1,557
Derecognition of previously accrued salary progression due to transfer of substitutional portion	(5,956)	(16,235)	(17,215)
Recognition of deferred actuarial losses due to transfer of substitutional portion	26,193	105,758	375,049
Curtailment and settlement loss	—	173	1,072
Employees’ contributions	(731)	(3,187)	(9,735)

Net periodic benefit cost	165,968	291,344	641,136
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	(30,593)	(165,247)	(411,621)

	135,375	126,097	229,515

98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and all the subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2006. Consequently, the Company and all the subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government during the years ended March 31, 2006, 2005 and 2004.

The Company and certain subsidiaries accounted for the entire separation process as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Yen (millions)
	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	2,307,266	2,717,784
Service cost	74,131	85,500
Interest cost	56,166	63,637
Plan amendments	(7,844)	(57,625)
Actuarial loss	5,105	18,377
Benefits paid	(139,896)	(138,245)
Acquisitions and divestitures	2,339	13,559
Transfer to defined contribution pension plan	(1,644)	(18,308)
Transfer of substitutional portion	(70,823)	(368,132)
Curtailment and settlement	—	(10,956)
Foreign currency exchange rate changes	5,500	1,675

Benefit obligation at end of year	2,230,300	2,307,266

Change in plan assets:
Fair value of plan assets at beginning of year	1,159,007	1,257,195
Actual return on plan assets	200,792	59,117
Employers’ contributions	124,577	130,247
Employees’ contributions	731	3,187
Benefits paid	(100,157)	(98,183)
Acquisitions and divestitures	1,122	2,441
Transfer to defined contribution pension plan	(660)	(1,209)
Transfer of substitutional portion	(34,274)	(186,650)
Settlement	—	(8,234)
Foreign currency exchange rate changes	3,585	1,096

Fair value of plan assets at end of year	1,354,723	1,159,007

Funded status	(875,577)	(1,148,259)
Unrecognized prior service benefit	(227,851)	(235,757)
Unrecognized actuarial loss	548,019	803,104

Net amount recognized in the consolidated balance sheet	(555,409)	(580,912)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	9,870	2,212
Accrued benefit cost	(827,669)	(1,033,005)
Intangible asset	915	1,416
Accumulated other comprehensive loss	261,475	448,465

Net amount recognized	(555,409)	(580,912)

100	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2006	2005
Discount rate	2.5%	2.5%
Rate of compensation increase	2.5%	2.9%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	2.5%	2.5%	2.5%
Expected long-term return on plan assets	3.0%	3.0%	3.7%
Rate of compensation increase	2.9%	3.1%	3.3%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,112,216 million as of March 31, 2006 and ¥2,167,152 million as of March 31, 2005.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Yen (millions)
	2006	2005
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	1,988,054	2,128,876
Plan assets	1,217,060	1,118,739
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,144,176	2,306,142
Plan assets	1,261,697	1,157,541

Asset allocations for the pension plans as of March 31, 2006 and 2005 are as follows:

	2006	2005
Equity securities	44.7%	40.9%
Debt securities	31.3	33.2
Cash	3.7	7.0
Life insurance company general accounts	6.1	6.3
Investment trusts	11.3	10.2
Other	2.9	2.4

	100.0%	100.0%

101	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The objective of the Company’s investment policy is to ensure a stable return from the plan’s investments over the long term, which allows the Company’s and certain subsidiaries’ pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥126,633 million to their defined benefit plans for the year ending March 31, 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)
2007	115,138
2008	118,640
2009	127,948
2010	135,010
2011	136,409
2012-2016	656,315

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2006, 2005 and 2004 were ¥11,776 million, ¥10,749 million and ¥7,718 million, respectively.

102	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Common Stock

The Company has authorized for issuance 10 billion shares of common stock.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2003	3,368,124,286	282,032
Issued upon conversion of convertible debentures	590	0

Balance as of March 31, 2004	3,368,124,876	282,032
Issued upon conversion of convertible debentures	1,180	1

Balance as of March 31, 2005, and 2006	3,368,126,056	282,033

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code, the former Japanese corporate law, by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

(13)	Legal Reserve and Cash Dividends

The Japanese Company Law provides that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a capital surplus or a legal reserve until the total of capital surplus and legal reserve equals 25 percent of stated common stock. In addition to reduction of a deficit and transfer to stated common stock, either capital surplus or legal reserve may be available for dividends by resolution of the shareholders’ meeting.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2006, 2005 and 2004 represent dividends declared during those years and the related appropriations to the legal reserve. A provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year ended March 31, 2006 of ¥5.5 per share, aggregating ¥18,319 million. This dividend will be reported by the Board of Directors at the ordinary general shareholders’ meeting in respect to the year ended March 31, 2006.

Cash dividends per share for the years ended March 31, 2006, 2005 and 2004 were ¥11.0, ¥11.0 and ¥8.0, respectively, based on dividends declared with respect to earnings for the periods.

103	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Treasury Stock

The Japanese Company Law (JCL) allows a company to acquire treasury stock upon shareholders’ approval to the extent that sufficient distributable funds are available. Effective September 25, 2003, the Japanese Commercial Code (JCC), the former Japanese corporate law, was amended to no longer require shareholders’ approval but Board of Directors’ approval to the extent that the Board of Directors’ authority was stated in the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders’ meeting on June 24, 2004.

Pursuant to the provisions of the JCL, shareholders may request the Company to acquire their shares below a minimum trading lot (1,000 shares) as shares below a minimum trading lot cannot be publicly traded and do not carry a voting right. The JCL also states that a shareholder holding shares less than a minimum trading lot is entitled to request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot, provided that sale of treasury stock is allowed under the articles of incorporation. In this connection, the related amendment of the articles of incorporation was approved at the ordinary general shareholders’ meeting on June 25, 2003.

The changes in treasury stock for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2003	3,235,291	1,847
Acquisition for treasury	67,199,843	30,464
Sales of treasury stock	(325,161)	(149)

Balance as of March 31, 2004	70,109,973	32,162
Acquisition for treasury	1,697,685	1,177
Sales of treasury stock	(1,321,295)	(478)
Stock exchange upon a merger (note 28)	(33,937,141)	(15,625)

Balance as of March 31, 2005	36,549,222	17,236
Acquisition for treasury	1,440,676	1,058
Sales of treasury stock	(708,603)	(344)

Balance as of March 31, 2006	37,281,295	17,950

At the ordinary general shareholders’ meetings on June 25, 2003, the Company was authorized to acquire for treasury up to 300,000,000 shares of its common stock for an aggregate acquisition amount not exceeding ¥150,000 million during the period from the close of the ordinary general shareholders’ meeting to the close of the next ordinary general shareholders’ meeting, pursuant to the provisions of the JCC.

In April 2006, the Board of Directors approved to acquire for treasury up to 6,500,000 shares of its common stock for an aggregate acquisition amount not exceeding ¥5,000 million during May 2006. In this connection, the Company acquired a total of 6,210,000 shares for ¥4,996 million during the period.

104	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders’ equity is classified as follows:

	Yen (millions)
	2006	2005	2004
Foreign currency translation adjustments:
Balance at beginning of year	(90,904)	(95,786)	(60,948)
Other comprehensive income (loss), net of reclassification adjustments	48,435	5,320	(34,275)
Net transfer to minority interests	(957)	(438)	(563)

Balance at end of year	(43,426)	(90,904)	(95,786)

Minimum pension liability adjustments:
Balance at beginning of year	(242,672)	(329,536)	(698,916)
Other comprehensive income	96,808	86,541	366,707
Net transfer from (to) minority interests	(39)	323	2,673

Balance at end of year	(145,903)	(242,672)	(329,536)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	32,996	31,499	4,874
Other comprehensive income, net of reclassification adjustments	59,624	1,458	26,635
Net transfer from (to) minority interests	6	39	(10)

Balance at end of year	92,626	32,996	31,499

Cash flow hedges:
Balance at beginning of year	(944)	(41)	(535)
Other comprehensive income (loss), net of reclassification adjustments	1,652	(653)	49
Net transfer from (to) minority interests	(2)	(250)	445

Balance at end of year	706	(944)	(41)

Total accumulated other comprehensive loss:
Balance at beginning of year	(301,524)	(393,864)	(755,525)
Other comprehensive income, net of reclassification adjustments	206,519	92,666	359,116
Net transfer from (to) minority interests	(992)	(326)	2,545

Balance at end of year	(95,997)	(301,524)	(393,864)

105	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2006, 2005 and 2004 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Yen (millions)
	2006
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	51,492	—	51,492
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	120,305	(48,742)	71,563
Cash flow hedges	2,385	(1,091)	1,294

	334,836	(113,679)	221,157
Reclassification adjustments for net gain included in net income:
Foreign currency translation adjustments	(3,057)	—	(3,057)
Net unrealized holding gain on available-for-sale securities	(20,096)	8,157	(11,939)
Cash flow hedges	239	119	358

	(22,914)	8,276	(14,638)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	48,435	—	48,435
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	100,209	(40,585)	59,624
Cash flow hedges	2,624	(972)	1,652

	311,922	(105,403)	206,519

106	(Continued)

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

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2004
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	(42,535)	—	(42,535)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	66,059	(26,678)	39,381
Cash flow hedges	(722)	62	(660)

	642,521	(279,628)	362,893
Reclassification adjustments for net gain included in net income:
Foreign currency translation adjustments	8,260	—	8,260
Net unrealized holding gain on available-for-sale securities	(21,599)	8,853	(12,746)
Cash flow hedges	722	(13)	709

	(12,617)	8,840	(3,777)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	(34,275)	—	(34,275)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	44,460	(17,825)	26,635
Cash flow hedges	0	49	49

	629,904	(270,788)	359,116

108	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Pledged Assets

As of March 31, 2006, the Company and certain subsidiaries pledge a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

Yen (millions)
Cash and cash equivalents	102
Other current assets	68
Investments and advances	186
Land	6,134
Buildings	6,405
Machinery and equipment	7,849

20,744

(17)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥31,154 million as of March 31, 2006.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2006, the undiscounted maximum potential future payments under such guarantees amounted to ¥496,569 million. The Company has accrued ¥6,564 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer can not make its scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2006 is as follows:

Yen (millions)
Total commitment available	660,828
Less amount utilized	26,556

Balance available	634,272

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of March 31, 2006 amounted to ¥220,438 million.

109	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of March 31, 2006, outstanding commitments for the purchase of property, plant and equipment were approximately ¥60,381 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Balance at beginning of year	74,046	61,417
Expense recognized upon issuance of warranties	59,550	61,696
Usage	(56,177)	(48,996)
Other, including effect of foreign currency translation	4,031	(71)

Balance at end of year	81,450	74,046

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2006 and 2005, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2006	2005
Notes discounted	4,478	4,853
Notes endorsed	6,433	6,644

	10,911	11,497

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

110	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Impairment Losses for Long-Lived Assets

For the year ended March 31, 2006, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in the U.S. and Japan, which primarily consisted of ¥11,631 million in the Information & Telecommunication Systems division, ¥7,265 million in the Electronic Devices division and ¥4,120 million in the High Functional Materials & Components division. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the year ended March 31, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥8,517 million in the Electronic Devices division, ¥4,954 million in the High Functional Materials & Components division and ¥4,453 million in the Corporate division. These losses were mainly the results of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the year ended March 31, 2004, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥13,391 million in the Corporate division and ¥8,175 million in the Information & Telecommunication Systems division. These losses, in part, were the result of change in the manner the assets were used.

(19)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Yen (millions)
	2006	2005	2004
Special termination benefits	2,786	29,426	18,155
Loss on fixed assets	1,643	3,881	10,458

	4,429	33,307	28,613

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2006, 2005 and 2004 is as follows:

111	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005	2004
Balance at beginning of the year	14,389	908	—
New charges	2,786	29,426	18,155
(employees to be terminated)	691	3,714	2,143
Cash payments	(16,158)	(15,939)	(17,247)
(employees actually terminated)	1,861	2,334	2,037
Foreign currency exchange rate changes	89	(6)	—

Balance at end of the year	1,106	14,389	908

The restructuring charges for the year ended March 31, 2006 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the Electronic Devices division and loss on fixed assets in the High Functional Materials & Components division.

The following represent significant restructuring activities for the year ended March 31, 2005 by business line:

1.	Information & Telecommunication Systems division restructured in order to strengthen its business structure primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥16,666 million. The liabilities for special termination benefits amounting to ¥9,599 million at March 31, 2005 were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥16,708 million.

2.	Digital Media & Consumer Products division restructured mainly its digital media plants in order to reorganize digital media operations primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥8,080 million. The liabilities for special termination benefits amounting to ¥2,696 million were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥9,685 million.

3.	High Functional Materials & Components division restructured its magnetic materials operations and cable operations in order to strengthen its management structure. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥1,711 million and were paid by March 2005. Total restructuring charges during the year ended March 31, 2005 amounted to ¥3,945 million.

The following represent significant restructuring activities for the year ended March 31, 2004 by business line:

1.	Power & Industrial Systems division restructured in order to address the general weakness in demand primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥1,414 million. The liabilities for special termination benefits amounting to ¥715 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 consisted only of special termination benefits.

112	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥14,394 million. The liabilities for special termination benefits amounting to ¥26 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥17,760 million.

3.	High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits expensed during the year ended March 31, 2004 amounted to ¥2,347 million. The liabilities for special termination benefits amounting to ¥167 million were paid by March 2005. Total restructuring charges during the year ended March 31, 2004 amounted to ¥9,439 million.

(20)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2006, 2005 and 2004.

	Yen (millions)
	2006	2005	2004
Net gain on securities	46,402	46,463	130,175
Equity in earnings (losses) of affiliated companies	8,688	(162)	10,120
Net gain (loss) on sale and disposal of rental assets and other property	(3,107)	(9,545)	1,715
Exchange gain (loss)	4,000	4,389	(17,484)

Other income for the year ended March 31, 2005 includes a net gain of ¥14,422 million from issuance of stock by certain subsidiaries and affiliated companies which resulted in changes of the Company’s ownership interest.

(21)	Sales of Stock by Subsidiaries or Affiliated Companies

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

During the year ended March 31, 2006, the Company sold a portion of the investment in Elpida Memory, Inc. As a result, the Company discontinued the use of equity method accounting for the remaining investment.

113	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations are as follows:

	Number of shares
	2006	2005	2004
Weighted average number of shares on which basic net income per share is calculated	3,331,116,787	3,316,354,127	3,303,624,737
Effect of dilutive securities:
Series A zero coupon convertible bonds	54,619,248	22,265,365	—
Series B zero coupon convertible bonds	49,554,013	22,265,365	—
Stock options	143,341	215,813	134,551

Number of shares on which diluted net income per share is calculated	3,435,433,389	3,361,100,670	3,303,759,288

	Yen (millions)
	2006	2005	2004
Net income applicable to common stockholders	37,320	51,496	15,876
Effect of dilutive securities:
Series A zero coupon convertible bonds	2	1	—
Series B zero coupon convertible bonds	2	1	—
Other	(77)	(579)	(192)

Net income on which diluted net income per share is calculated	37,247	50,919	15,684

	Yen
Net income per share:
Basic	11.20	15.53	4.81
Diluted	10.84	15.15	4.75

The net income per share computation for the year ended March 31, 2004 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. The net income per share computation for the year ended March 31, 2005 excludes 7th series convertible debentures because their effect would have been antidilutive. 6th and 7th series convertible debentures were redeemed in September 2003 and September 2004, respectively.

114	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(23)	Supplementary Income Information

		Yen (millions)
		2006	2005	2004
	Taxes other than income taxes consist of the following:
	Property	39,975	39,597	40,001
	Welfare	204,124	192,763	199,630
	Other	25,551	22,890	12,969

		269,650	255,250	252,600

	Maintenance and repairs	82,786	73,952	69,084
	Research and development expense	405,079	388,634	371,825
	Advertising expense	52,175	53,405	48,512
	Rent	149,241	137,179	142,649

(24)	Supplementary Cash Flow Information

		Yen (millions)
		2006	2005	2004
	Cash paid during the year for:
	Interest	31,584	30,706	32,128
	Income taxes	118,486	123,541	93,858

	Noncash investing and financial activities:
	Capitalized lease assets	5,206	2,109	3,998
	Conversion of convertible debentures Issued by the Company	—	2	1
	Conversion of convertible debentures Issued by subsidiaries	—	11,054	6,769

During the year ended March 31, 2005, the Company acquired and merged an affiliated company through exchange of equity securities procedure as shown in note 28.

The proceeds from sale of securities classified as available-for-sale discussed in note 3 are included in both decrease in short-term investments and proceeds from sale of investments and subsidiaries’ common stock on the consolidated statements of cash flows.

115	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(25)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K, the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

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

116	(Continued)

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

Exchange gain for the year ended March 31, 2006 includes a net loss of ¥2,373 million which represents the component excluded from the assessment of hedge effetiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2006, 2005 and 2004.

Interest charges for the years ended March 31, 2006, 2005 and 2004 include a net gain of ¥1,192 million, net losses of ¥716 million and ¥1,098 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2006, 2005 and 2004.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

117	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Exchange gain for the year ended March 31, 2006 and 2005 includes a net gain of ¥165 million and a net loss of ¥351 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Exchange gain for the year ended March 31, 2006 includes a net loss of ¥119 million which represents the component of the hedge ineffectiveness. The sum of the amount of the hedge ineffectiveness is not material for the years ended March 31, 2005 and 2004.

It is expected that a net loss of approximately ¥10 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2007.

As of March 31, 2006, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 33 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2006 and 2004 include a net gain of ¥143 million and a net loss of ¥356 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2005. Interest charges for the years ended March 31, 2005 and 2004 include net losses of ¥202 million and ¥257 million, respectively, which represent the component of the hedge ineffectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2006.

It is expected that a net gain of approximately ¥81 million recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2007.

The contract or notional amounts of derivative financial instruments held as of March 31, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2006	2005
Forward exchange contracts:
To sell foreign currencies	310,941	282,333
To buy foreign currencies	65,091	62,104
Cross currency swap agreements:
To sell foreign currencies	101,456	91,732
To buy foreign currencies	147,237	148,007
Interest rate swaps	446,823	571,395
Option contracts	13,852	19,152

118	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(26)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

(27)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

The fair value of investments in securities is estimated based on quoted market prices for these or similar securities.

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

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2006 and 2005 are as follows:

	Yen (millions)
	2006		2005
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	162,756	162,756	146,568	146,568
Investments and advances	448,614	448,631	315,129	315,143
Derivatives (Assets):
Forward exchange contracts	1,429	1,429	683	683
Cross currency swap agreements	354	354	1,109	1,109
Interest rate swaps	1,960	1,960	1,407	1,407
Option contracts	11	11	—	—
Long-term debt	(1,666,517)	(1,639,779)	(1,825,895)	(1,826,562)
Derivatives (Liabilities):
Forward exchange contracts	(3,423)	(3,423)	(5,211)	(5,211)
Cross currency swap agreements	(8,764)	(8,764)	(6,478)	(6,478)
Interest rate swaps	(3,067)	(3,067)	(5,603)	(5,603)
Option contracts	(824)	(824)	(237)	(237)

119	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2006 and 2005 totaled ¥79,321 million and ¥77,755 million, respectively.

(28)	Merger and Acquisition

On May 25, 2004, the Company signed a merger agreement with TOKICO LTD. (TOKICO) and Hitachi Unisia Automotive, Ltd. and, on October 1, 2004, acquired full ownership of TOKICO by exchanging 0.521 of the Company’s treasury stock for each of TOKICO’s common stocks outstanding. Before the transaction, the Company and certain subsidiaries had owned approximately 42% of TOKICO, which had been accounted for under the equity method. The Company and TOKICO obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio. On October 1, 2004, the Company issued 33,937,141 shares of treasury stock, in the amount of ¥28,134 million calculated by using the quoted market price of ¥829 per share as of the announcement date, March 26, 2004, for the exchange with the TOKICO’s shareholders registered as of September 30, 2004. As a result, ¥12,509 million of gains on stock exchange upon the merger was credited to capital surplus.

TOKICO manufactures automotive components and pneumatic equipment. The Company has strategically targeted the automotive products business and the purpose of the merger with TOKICO is to further expand this business.

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

120	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(29)	Stock Option Plans

The Company and certain subsidiaries have stock option plans. Under the Company’s stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company’s common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four or five years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2006, 2005 and 2004.

A summary of the Company’s stock option plans activity for the years ended March 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
	Stock options (shares)	Weighted- average exercised price (yen)	Stock options (shares)	Weighted- average exercised price (yen)	Stock options (shares)	Weighted- average exercised price (yen)
Outstanding at beginning of year	2,691,000	869	2,194,000	866	1,165,000	1,314
Granted	1,201,000	719	1,278,000	780	1,305,000	561
Exercised	(220,000)	589	(585,000)	561	—	—
Forfeited	(322,000)	953	(196,000)	1,174	(276,000)	1,315
Expired	(184,000)	1,451	—	—	—	—

Outstanding at end of year	3,166,000	789	2,691,000	869	2,194,000	866

Weighted-average remaining contractual life	2.3 years		2.5years		2.8 years
Options exercisable at end of year	1,965,000 shares		1,413,000 shares		889,000 shares

The exercise prices of the stock options outstanding as of March 31, 2006 are ¥1,270, ¥561, ¥782, ¥705 and ¥719.

The Compensation Committee decided to cease garnting stock options as part of the Company’s compensation policy at the meeting held on March 30, 2006.

121	(Continued)

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Reserves

Years ended March 31, 2006, 2005 and 2004

(In millions of yen)

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
Year ended March 31, 2006:
Allowance for doubtful receivables	40,330	5,480	(4,200)	41,610

Year ended March 31, 2005:
Allowance for doubtful receivables	42,760	4,287	(6,717)	40,330

Year ended March 31, 2004:
Allowance for doubtful receivables	39,768	7,423	(4,431)	42,760

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Hitachi has filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd. (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 26, 2005 (file no. 001-08320)).

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

Hitachi, Ltd.
(Registrant)

Date: August 7, 2006	By:	/s/ Takashi Hatchoji
Name: Takashi Hatchoji
Title: Executive Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd. (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 26, 2005 (file no. 001-08320)).

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code