Form 20-F
period 2007-03-31
HITACHI LTD
filed 2007-06-26
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

As of March 31, 2007, 3,368,126,056 shares of common stock were outstanding.

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

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2007 is sometimes referred to in this annual report as “fiscal 2006,” and other fiscal years may be referred to in a corresponding manner. References to years not specified as fiscal years are to calendar years.

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

References in this annual report to the “Securities and Exchange Law” or the “Securities and Exchange Law of Japan” are to the Securities and Exchange Law of Japan and other laws and regulations amending and/or supplementing the Securities and Exchange Law of Japan.

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

	Year ended March 31,
	2003	2004	2005	2006	2007
	(Millions of yen, except per share amounts and number of shares issued)
Total revenues	8,191,752	8,632,450	9,027,043	9,464,801	10,247,903
Income before income taxes and minority interests	96,828	237,149	264,506	274,864	202,338
Net income (loss)	27,867	15,876	51,496	37,320	(32,799)
Per common share:
Net income (loss)
Basic	8.31	4.81	15.53	11.20	(9.84)
Diluted	8.19	4.75	15.15	10.84	(9.87)
Cash dividends declared	6.00	8.00	11.00	11.00	6.00
	($0.049)	($0.074)	($0.105)	($0.094)	($0.051)
Cash and cash equivalents	828,171	764,396	708,715	658,255	617,866
Short-term investments	186,972	177,949	146,568	162,756	33,986
Total assets	10,179,389	9,590,322	9,736,247	10,021,195	10,644,259
Short-term debt and current portion of long-term debt	1,328,446	1,183,463	1,183,474	1,000,555	1,197,607
Long-term debt	1,512,152	1,314,102	1,319,032	1,418,489	1,489,843
Minority interests	751,578	798,816	921,052	1,036,807	1,073,749
Stockholders’ equity	1,853,212	2,168,131	2,307,831	2,507,773	2,442,797
Common stock	282,032	282,032	282,033	282,033	282,033
Number of shares issued (thousand shares)	3,368,124	3,368,125	3,368,126	3,368,126	3,368,126

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2003	121.10
2004	112.75
2005	107.35
2006	113.67
2007	116.55
December 2006		119.02	114.98
January 2007		121.81	118.49
February 2007		121.77	118.33
March 2007		118.15	116.01
April 2007		119.84	117.69
May 2007		121.79	119.77

On June 22, 2007, the yen exchange rate per U.S. dollar was 124.09 yen per $1.

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

Although certain risks that may affect Hitachi’s businesses are listed in this section, the list is not exhaustive. Hitachi’s businesses may in the future also be affected by other risks that are currently unknown or that are not currently considered as significant as those described in this section. The items set forth in this section contain forward-looking statements as described in the “Cautionary Statement” in this annual report.

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

Currency exchange rate fluctuations

Since Hitachi conducts business in many foreign countries, a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports raw materials in local currencies, principally the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates affect Hitachi’s financial results, which are reported in Japanese yen. A strong yen, for example, reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenues. While Hitachi takes measures to reduce the risks from fluctuations in foreign currency exchange rates, there can be no assurance that such measures will succeed.

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

Material and component procurement

Hitachi’s manufacturing operations rely on third parties for supplies of materials, parts, components and services of adequate quality and quantity and in a timely manner. External suppliers may have other customers and may not have sufficient capacity to meet all of the needs of such customers during periods of excess demand. Shortages of materials, parts, components and services may cause a sharp rise in their prices. Prices of certain raw materials, parts and components that Hitachi purchases, such as petroleum products, copper, aluminum and semiconductor memory chips, are extremely volatile. Increases in the price of petroleum and other materials, such as copper, steel and synthetic resins, are increasing Hitachi’s production costs and may adversely affect its results of operations. Although, in general, Hitachi maintains multiple sources of supply and works closely with its suppliers to avoid supply-related problems, such problems including shortages and delays may occur, which could materially harm Hitachi’s business. In addition, reliance on outside sources increases the risk that Hitachi will not be able to control or avoid the introduction under the Hitachi name of products incorporating defective or inferior components, which could result in expenses for product recalls and lawsuits against Hitachi and adversely affect Hitachi’s business results or its reputation for quality products.

Supply and demand balance

Supply in excess of demand leads to a decline in selling prices and, thus, such oversupply in the markets in which Hitachi is involved may adversely affect Hitachi’s performance. In addition, Hitachi may be forced to dispose of overcapacity or obsolete equipment or reduce production to adjust to demand, which can cause Hitachi losses. The semiconductor industry and the liquid crystal display industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp declines in prices and overcapacity. The liquid crystal display business and the semiconductor business conducted primarily by subsidiaries and affiliates of the Company may be negatively impacted by periodic oversupply in the global markets in the future.

Risks Related to Operations

Dependence on specially skilled personnel

Hitachi believes it can continue to remain competitive only if it can maintain and secure additional people who are highly skilled in the fields of management and technology. However, the number of skilled personnel is limited and the competition for attracting and maintaining such personnel is intense, particularly in the information technology industry. Hitachi cannot ensure that it will be able to successfully maintain and secure additional skilled personnel.

Acquisitions, joint ventures and strategic alliances

In every operating sector, Hitachi depends to some degree on acquisitions of other companies, joint ventures and strategic alliances with outside partners to design and develop key new technologies and products and to strengthen competitiveness. Such transactions are inherently risky, including because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect Hitachi’s business. The success of alliances may also be adversely affected by decisions or performance of alliance partners that Hitachi cannot control or by adverse business trends. Hitachi may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that these transactions will be beneficial to Hitachi’s business or financial condition. Even assuming these transactions are beneficial, there can be no assurance that Hitachi will be able to successfully integrate acquired businesses or achieve all or any of the initial objectives of these transactions.

Restructuring of business

Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by increasing its focus on targeted businesses investment, research and development, closing unprofitable operations, divesting its subsidiaries and affiliated companies, reorganizing production bases and sales networks and reducing its workforce. There can be no assurance that Hitachi’s efforts will be successful. In addition, significant costs may be incurred in connection with these efforts, including costs related to the restructuring of businesses, impairment losses on the disposal of fixed assets and losses related to the sale of securities, that may adversely affect Hitachi’s financial results and condition. Restructuring measures may be constrained or plans may not be implemented in a timely manner due to governmental regulations, employment issues and a lack of demand in the M&A market for businesses Hitachi may seek to sell. Moreover, Hitachi may not achieve all of the objectives of these actions.

Business activities in overseas markets

Hitachi seeks to expand its business in overseas markets as part of its business strategy. Through such overseas expansion, Hitachi aims to increase its revenues, reduce its costs and improve its profitability. Hitachi’s overseas business activities may be adversely affected by various factors in foreign countries where it operates, including changes in regulations relating to investments, export, tariffs, antitrust, consumer and business taxation, intellectual property, foreign trade and exchange controls, environmental and recycling requirements, differences in commercial and business customs, labor relations, public sentiment against Japan and other political and social factors as well as economic trends and currency exchange rate fluctuations. There can be no assurance that Hitachi will be able to achieve all or any of the initial aims of its strategy.

Intellectual property

Hitachi depends in part on intellectual property rights covering its products, product design and manufacturing processes. Hitachi owns or licenses a large number of intellectual property rights and, when Hitachi believes it is necessary or desirable, obtains additional licenses for the use of other parties’ intellectual property rights. If Hitachi fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected. In addition, since intellectual property litigation is costly and unpredictable, Hitachi’s efforts to protect its intellectual property rights or to defend itself against claims relating to intellectual property rights made by others, including employee-inventors, could impose considerable expenses on Hitachi.

Litigation and regulatory investigations

Hitachi faces risks of litigation and regulatory investigation and actions in connection with its operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit Hitachi’s operations, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or regulatory action could have a material adverse effect on Hitachi’s business, results of operations, financial condition, cash flows, reputation and credibility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information.

Product quality and liability

Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces Hitachi’s control over quality assurance. There is a risk that defects may occur in Hitachi’s products and services. The occurrence of such defects could negatively impact Hitachi’s reputation for quality products, expose Hitachi to liability for damages caused by such defects and negatively impact Hitachi’s ability to sell certain products. Even a single significant product defect, could materially and adversely affect Hitachi’s business results and future business prospects. For example, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by power companies due to the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station and at Shika Nuclear Power Station. See “Item 4. Information on the Company – B. Business Overview – Description of Industry Segments – Power & Industrial Systems”, “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Fiscal 2006 Compared with Fiscal 2005” and “Item 5. Operating and Financial Review and Prospects – D. Trend Information.”

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

Information security

With the increased importance of information systems to Hitachi’s operating activities, disruptions in such information systems, due to computer viruses and other factors, could have a negative impact on Hitachi’s operating activities, results of operations and financial condition. Hitachi maintains personal information and confidential information of Hitachi and information relating to the technology, R&D, production, marketing and business operations of Hitachi and its customers/clients. Although Hitachi seeks to maintain the confidentiality of such information, the leak of such information caused by a disruption to the information systems, human error or other events could have a negative impact on Hitachi’s operating activities, results of operations, financial condition, reputation and credibility.

Governmental regulations

Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements. Significant changes in such regulations may limit Hitachi’s business activities or increase operating costs. In addition, the enforcement of such regulations, including the imposition of fines or surcharges for violation of such regulations, may adversely affect Hitachi’s results of operations, financial conditions, cash flows, reputation and credibility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information.

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

Risks Related to Hitachi’s Securities

Unit shares

The Japanese Company Law allows companies to set one “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under the articles of incorporation of the Company, one unit of the Company’s shares is comprised of 1,000 shares, equivalent to 100 ADSs. Each unit of the Company’s shares has one vote. A holder who owns shares or American depositary receipts, or ADRs, in other than multiples of 1,000 or 100, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 1,000 shares, or ADRs evidencing fewer than 100 ADSs). The articles of incorporation of the Company, in accordance with the Japanese Company Law, imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders meeting and to bring derivative actions. In addition, less than whole unit shares cannot be traded on Japanese stock markets. Under the unit share system, holders of the Company’s shares constituting less than a unit have the right to require the Company to purchase their shares and the right to require the Company to sell them additional shares to create a whole unit of 1,000 shares. However, holders of the Company’s ADRs are unable to withdraw underlying shares representing less than one unit and, as a practical matter, are unable to require the Company to purchase those underlying shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs.

Foreign exchange fluctuations

Market prices for the ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

Rights of ADS holders

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from the Company as and to the extent provided in the deposit agreement. However, ADS holders will not be able to bring derivative actions, examine the Company’s accounting books and records, or exercise appraisal rights through the depositary.

The Company is incorporated in Japan with limited liability. A significant portion of the assets of the Company is located outside the United States. As a result, it may be more difficult for investors to enforce against the Company judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the Federal securities laws of the United States.

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

In November 2006, Hitachi launched a new corporate strategy aiming to establish a business structure that consistently generates high profits, with the basic management policy of (i) rigorous business management using an economic value-added evaluation index based on the cost of capital, (ii) establishment of a business structure focusing on profitability, (iii) innovation by collaborations with business partners and utilizing internal R&D resources, (iv) strengthening overseas business and (v) creating synergies. The basic management policies are as follows.

•	Rigorous business management using an economic value-added evaluation index based on the cost of capital

With the strict application of the above evaluation index, the Company will rigorously monitor and evaluate performance of each Hitachi business and will implement necessary reorganization measures, including sale, divestiture or closure of businesses which cannot satisfy the threshold set by the above evaluation index, in order to strengthen each business and to improve profitability.

•	Establishment of a business structure focusing on profitability

Utilizing technology, knowledge, experience and know-how relating to social and information infrastructure systems, Hitachi will provide products and services in response to the growing overseas social infrastructure market, such as power systems and railway systems, and will expand maintenance and services business based on such products; among other things, Hitachi will further strengthen its social, industrial, life and information infrastructure business by channeling capital and management resources into strong businesses. Further, Hitachi seeks to maximize synergy with products, components and materials businesses in which Hitachi has technological advantages and which constitute the basis of the above businesses.

•	Innovation by collaborations with business partners and by utilizing internal R&D resources

Hitachi will establish and utilize various alliances with business partners and will increase sales of innovative products that can generate high profits. Hitachi will also establish an R&D structure geared to profitability by strengthening the alignment between business divisions and the R&D division and shortening the development period.

•	Strengthening overseas business

Hitachi will strengthen its competitiveness in overseas markets by focusing on the markets in which demands on social infrastructure are expanding, promoting localization by entering into alliances with strategic partners, strengthening business solutions sales operations and corporate brands, and systematic human resource development.

•	Creating synergy

Hitachi will seek to improve its profitability by creating new value-added products and services utilizing technology, knowledge, experience and know-how among Hitachi’s diversified business fields and by seeking synergy in administrative areas such as cost reducing activities utilizing Hitachi’s management resources.

Further to the above, Hitachi will enhance its corporate governance structure in order to maximize its medium and long-term corporate value, reorganizing its internal control system on a consolidated basis, implementing multidisciplinary risk management, promoting prompt information sharing systems and optimizing share capital relationships among Hitachi group companies.

In recent years, Hitachi has accelerated its business reorganization, including to facilitate Hitachi’s goal of maximizing growth by combining and utilizing the diverse management resources within Hitachi in the most effective and efficient ways.

On October 1, 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly owned subsidiary, Hitachi Unisia Automotive, Ltd. into itself. As part of strengthening its automotive systems business, the Company aims to establish an efficient operation system through the integration of these companies’ sales and R&D functions and to create differentiated technology in the areas of brakes, steering and suspensions of automobiles.

On April 1, 2005, the Company acquired 30.1% of the shares of its equity-method affiliate, Fujitsu Hitachi Plasma Display Limited (“FHP”), from Fujitsu Limited, and made it a consolidated subsidiary. By vertically integrating FHP’s manufacturing operations and the Company’s sales operations, the Company is trying to stably generate profits in flat panel TVs business by focusing on high-value added products, and by reducing production and sales costs through improvement in supply chain management.

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

In October 2006, the Company conducted a tender offer for shares of Clarion Co., Ltd. (“Clarion”), a company which manufactures and sells car audio systems and car navigation systems, etc. Subsequently, Clarion became a consolidated subsidiary of the Company in December 2006. The Company expects this transaction will strengthen Hitachi’s car information systems business by making use of Clarion’s planning and development capabilities for in-vehicle entertainment systems such as audio-visual and navigation systems and devices, as well as its marketing capabilities that have been applied in the aftermarket and with car manufacturers around the world. See “B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 5. Operating and Financial Review and Prospects — D. Trend Information” for more information.

In November 2006, the Company entered into a letter of intent with General Electric Company, or GE, expressing both party’s intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aiming at synergy in the area of design, manufacture, construction, maintenance and engineering services. Subsequently, in May 2007, in order to implement such alliance, the Company and GE entered into an agreement to form joint venture companies in each of the U.S, Canada and Japan. Based on the agreement, the U.S. and Canadian companies were established in June 2007, and the Company will transfer its nuclear power systems operations to the Japanese company in July 2007 by way of corporate split under the Company Law. See “B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 8. Financial Information — B. Significant Changes” for more information.

Hitachi’s capital expenditures for fixed assets on a completion basis were ¥1,048,572 million, ¥954,706 million and ¥959,593 million in fiscal 2006, 2005 and 2004. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The increase in capital expenditures in fiscal 2006 was primarily due to investments in manufacturing equipment for hard disk drives, construction machinery, elevators, escalators, plasma display panels and automotive-related materials and components made in response to increased demand for these products. The decrease in fiscal 2005 was primarily due to a decrease in capital expenditures in the electronic devices sectors in response to reductions in production of large-sized liquid crystal displays (“LCDs”). In fiscal 2007, Hitachi expects to increase its capital expenditures in the areas of construction machinery, railway vehicles, plasma display panels and high-functional materials. Hitachi expects capital expenditure investments in fiscal 2007 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Hitachi’s business is highly diversified. Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method, as required by a ministerial ordinance under the Securities and Exchange Law of Japan. The industry segments and major categories of products and services offered in each segment as of March 31, 2007 are as follows:

•

Information & Telecommunication Systems. Systems integration, outsourcing services, software, hard disk drives, disk array subsystems, servers, mainframes, personal computers, telecommunications equipment and ATMs;

•	Electronic Devices. LCDs, semiconductor manufacturing equipment, test and measurement equipment, medical electronics equipment and semiconductors;

•

Power & Industrial Systems. Nuclear power plants, thermal power plants, hydroelectric power plants, industrial machinery and plants, automotive products, construction machinery, elevators, escalators and railway vehicles;

•

Digital Media & Consumer Products. Optical disk drives, plasma TVs, LCD TVs, LCD projectors, mobile phones, room air conditioners, refrigerators, washing machines, information storage media, batteries and air-conditioning equipment;

•

High Functional Materials & Components. Wires and cables, copper products, semiconductor materials, circuit boards and materials, organic and inorganic chemical products, synthetic resin products, display related materials, specialty steels, magnetic materials and components, and high grade casting components and materials;

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

Overseas revenues amounted to ¥4,154,276 million in fiscal 2006, accounting for 41% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi’s operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Hitachi’s widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of its business is dependent upon one or a few customers.

Segment Information

Hitachi does not present segment information in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Foreign issuers are presently exempted from these disclosure requirements for filings with the U.S. Securities and Exchange Commission, or the SEC, under the U.S. Securities Exchange Act of 1934, or the Exchange Act. However, Hitachi is required to disclose the segment information presented below in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan. Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations.

Industry Segment

	Year ended March 31,
	2005		2006		2007
	(Millions of yen, except percentage data)
Revenues (note 1)
Information & Telecommunication Systems	2,268,386	21%	2,360,956	21%	2,472,227	21%
Electronic Devices	1,320,177	12	1,204,407	11	1,287,492	11
Power & Industrial Systems	2,515,366	24	2,805,169	25	3,022,299	26
Digital Media & Consumer Products	1,280,302	12	1,305,658	12	1,506,073	13
High Functional Materials & Components	1,504,312	14	1,600,246	15	1,794,506	15
Logistics, Services & Others	1,248,296	12	1,214,784	11	1,213,529	10
Financial Services	529,695	5	517,975	5	500,065	4

Subtotal	10,666,534	100%	11,009,195	100%	11,796,191	100%

Eliminations and Corporate Items	(1,639,491)		(1,544,394)		(1,548,288)

Total	9,027,043		9,464,801		10,247,903

Operating Income (Loss) (note 2)
Information & Telecommunication Systems	67,761	21%	84,687	26%	60,343	23%
Electronic Devices	37,017	12	20,439	6	45,755	18
Power & Industrial Systems	73,661	23	92,552	28	36,391	14
Digital Media & Consumer Products	8,694	3	(35,771)	(11)	(58,435)	(23)
High Functional Materials & Components	87,514	28	110,069	34	132,399	51
Logistics, Services & Others	9,808	3	19,511	6	20,233	8
Financial Services	31,073	10	35,001	11	23,534	9

Subtotal	315,528	100%	326,488	100%	260,220	100%

Eliminations and Corporate Items	(36,473)		(70,476)		(77,708)

Total	279,055		256,012		182,512

Segment Assets
Information & Telecommunication Systems	1,767,074	18%	1,844,979	17%	1,987,603	17%
Electronic Devices	838,605	8	856,147	8	840,986	7
Power & Industrial Systems	2,357,504	23	2,474,327	23	2,728,817	24
Digital Media & Consumer Products	719,168	7	841,935	8	971,187	9
High Functional Materials & Components	1,301,039	13	1,363,833	13	1,503,733	13
Logistics, Services & Others	932,354	9	958,337	9	1,049,916	9
Financial Services	2,157,409	22	2,280,880	22	2,442,066	21

Subtotal	10,073,153	100%	10,620,438	100%	11,524,308	100%

Eliminations and Corporate Items	(336,906)		(599,243)		(880,049)

Total	9,736,247		10,021,195		10,644,259

	Year ended March 31,
	2005		2006		2007
	(Millions of yen, except percentage data)
Depreciation & Amortization
Information & Telecommunication Systems	158,184	29%	164,245	28%	183,057	30%
Electronic Devices	48,240	9	50,504	9	42,549	7
Power & Industrial Systems	83,947	15	89,846	15	103,176	17
Digital Media & Consumer Products	40,275	7	49,517	9	53,280	9
High Functional Materials & Components	69,425	13	68,531	12	71,119	11
Logistics, Services & Others	28,887	5	28,584	5	30,150	5
Financial Services	118,251	22	129,129	22	131,425	21

Subtotal	547,209	100%	580,356	100%	614,756	100%

Eliminations and Corporate Items	10,241		9,541		7,242

Total	557,450		589,897		621,998

Tangible & Intangible Asset Increase
Information & Telecommunication Systems	176,885	15%	198,811	16%	230,193	17%
Electronic Devices	50,834	4	39,271	3	37,196	3
Power & Industrial Systems	110,234	10	118,132	10	173,493	13
Digital Media & Consumer Products	45,063	4	46,169	4	87,244	6
High Functional Materials & Components	81,326	7	91,645	8	151,895	11
Logistics, Services & Others	35,830	3	29,136	2	34,937	3
Financial Services	667,667	57	684,109	57	642,016	47

Subtotal	1,167,839	100%	1,207,273	100%	1,356,974	100%

Eliminations and Corporate Items	23,052		(55,257)		(63,557)

Total	1,190,891		1,152,016		1,293,417

Geographic Segment (note 3)

	Year ended March 31,
	2005		2006		2007
	(Millions of yen, except percentage data)
Revenues (note 1)
Japan
Outside customer sales	6,598,002	63%	6,747,222	61%	7,010,181	57%
Intersegment transactions	937,814	9	1,033,180	9	1,274,048	11

Total	7,535,816	72	7,780,402	70	8,284,229	68
Asia
Outside customer sales	1,059,197	10	1,178,568	11	1,459,549	12
Intersegment transactions	388,249	4	453,823	4	561,208	4

Total	1,447,446	14	1,632,391	15	2,020,757	16
North America
Outside customer sales	798,266	8	899,608	8	981,098	8
Intersegment transactions	34,224	0	64,486	1	89,912	1

Total	832,490	8	964,094	9	1,071,010	9
Europe
Outside customer sales	470,792	5	519,042	5	645,354	5
Intersegment transactions	20,015	0	27,390	0	37,454	1

Total	490,807	5	546,432	5	682,808	6
Other Areas
Outside customer sales	100,786	1	120,361	1	151,721	1
Intersegment transactions	3,545	0	11,182	0	21,574	0

Total	104,331	1	131,543	1	173,295	1

Subtotal	10,410,890	100%	11,054,862	100%	12,232,099	100%

Eliminations and Corporate Items	(1,383,847)		(1,590,061)		(1,984,196)

Total	9,027,043		9,464,801		10,247,903

	Year ended March 31,
	2005		2006		2007
	(Millions of yen, except percentage data)
Operating Income (Loss) (note 2)
Japan	274,389	83%	275,715	83%	212,316	80%
Asia	27,538	8	6,727	2	(3,664)	(1)
North America	10,188	3	23,428	7	25,310	9
Europe	16,382	5	18,702	6	23,312	9
Other Areas	3,260	1	6,555	2	8,647	3

Subtotal	331,757	100%	331,127	100%	265,921	100%

Eliminations and Corporate Items	(52,702)		(75,115)		(83,409)

Total	279,055		256,012		182,512

Segment Assets
Japan	7,680,748	79%	7,894,858	75%	8,381,453	73%
Asia	857,825	9	1,060,394	10	1,327,954	12
North America	611,098	6	616,631	6	668,202	6
Europe	520,391	5	840,866	8	935,087	8
Other Areas	75,590	1	98,752	1	116,157	1

Subtotal	9,745,652	100%	10,511,501	100%	11,428,853	100%

Eliminations and Corporate Items	(9,405)		(490,306)		(784,594)

Total	9,736,247		10,021,195		10,644,259

Revenues by Market (note 4)

	Year ended March 31,
	2005		2006		2007
	(Millions of yen, except percentage data)
Domestic revenues	5,749,603	64%	5,825,156	62%	6,093,627	59%
Overseas revenues
Asia	1,406,883	15	1,619,235	17	1,859,664	18
North America	901,855	10	968,957	10	1,057,389	10
Europe	709,770	8	748,480	8	869,022	9
Other Areas	258,932	3	302,973	3	368,201	4
Subtotal	3,277,440	36	3,639,645	38	4,154,276	41

Total	9,027,043	100%	9,464,801	100%	10,247,903	100%

Notes:

1.	Revenues by industry and geographic segments include intersegment transactions.

2.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See notes 17, 18 and 19 to the consolidated financial statements.

3.	Geographic segments are based on the location of Hitachi’s facilities where products or services are produced.

4.	Figures for revenues by market are based on the locations of the customer to whom Hitachi’s products or services are sold.

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

Hitachi’s computer business consists of hardware products, software and services business. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, hard disk drives, or HDDs, disk array subsystems, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business in which customized solutions are developed and offered to customers with Hitachi’s hardware and software products, as well as other vendors’ products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications equipment and components such as switches and fiber optic components, which are delivered to customers in data and telecommunication industries.

The computer industry is extremely competitive. The speed of technology development in both hardware and software is very fast, and failure or delay to introduce products or services that incorporate the latest technology would materially diminish Hitachi’s market presence. Customers are highly sensitive to the cost effectiveness of their investments in information technology, which leads to intense price competition, particularly in hardware products.

Hitachi focuses on such businesses as the consulting services, outsourcing, storage solutions and HDD businesses within the Information & Telecommunication Systems segment.

Hitachi seeks to strengthen its consulting services business by bolstering the operating structure principally by increasing the number of consultants; consolidating the consulting resources of the Company and its subsidiaries in Japan and Asia into Hitachi Consulting Co., Ltd., a Japanese subsidiary of the Company; and establishing Hitachi Consulting Europe Limited in the U.K. to oversee consulting operations in Europe as a wholly owned subsidiary of Hitachi Consulting Corporation in the U.S., a subsidiary of the Company. By sharing strategies and business resources among consulting subsidiaries in Japan, Asia, the U.S. and Europe, Hitachi will provide its customers with strategic solutions on a global basis and strengthen its competitiveness.

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

In the storage solutions business, Hitachi is seeking to expand its business by enhancing the high-performance functions of disk array subsystems and storage management software and deepening strategic alliances with overseas partners. In fiscal 2005, the Company and Hewlett-Packard Company extended their joint technology agreement and original equipment manufacturer relationship for high-end disk arrays through 2010. In addition, in fiscal 2005, Hitachi Data Systems Corporation, a wholly owned subsidiary of the Company, entered into a global distribution agreement with Ingram Micro, Inc. in the area of storage solutions for small and medium sized enterprises.

In the HDDs business, Hitachi is trying to improve the profitability of Hitachi Global Storage Technologies, Inc., a wholly owned subsidiary of the Company. Hitachi expects that the HDDs market will grow firmly due to the increasing numbers of PCs and DVD/HDD recorders, although the market is facing intensive cost competition. Hitachi is seeking to strengthen its HDD operations by increasing production capacity, expanding its high value-added product lineup, increasing the yield rate and reorganizing production facilities. As part of this strategy, in March 2007, Hitachi determined to integrate several manufacturing and developing facilities in order to reduce costs by improving production efficiency, reorganizing development structure and reducing materials, logistics and labor costs.

In fiscal 2006, this segment accounted for 21% of total revenues before eliminations and recorded operating income of ¥60,343 million.

Electronic Devices

The Electronic Devices segment provides liquid crystal displays, or LCDs, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. A significant portion of Hitachi’s semiconductor business was transferred to Renesas Technology Corp. (“Renesas”), jointly owned by the Company and Mitsubishi Electric Corporation, and which is accounted for under the equity method by the Company. That portion has not been included in this segment since fiscal 2003.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. In an effort to improve profitability, Hitachi has changed its product mix, shifting its focus from LCDs for notebook PCs to small and medium-sized LCDs, for mobile phones, digital cameras, printers and in-vehicle equipments. In October 2004, the Company and Hitachi Displays, Ltd., a wholly-owned subsidiary of the Company, together with Toshiba Corporation and Matsushita Electric Industrial Co., Ltd., entered into an agreement to establish a joint-venture company called IPS Alpha Technology, Ltd., which is accounted for under the equity method, to manufacture and sell LCD panels for flat panel televisions. Hitachi is also trying to strengthen its competitiveness by reducing raw material costs and fixed costs, and improving productivity by expanding its product lineup.

Due to the unfavorable business environment, Hitachi realigned its semiconductor operations in recent years. On April 1, 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company, Renesas. In September 2005, the Company sold a portion of its shares of Elpida Memory, Inc. (“Elpida Memory”). The Company established Elpida Memory together with NEC Corporation to operate the DRAM business. The Company previously accounted for Elpida Memory under the equity method; however, as a result of this share sale, Elpida Memory is no longer an equity-method affiliate.

In fiscal 2006, this segment accounted for 11% of total revenues before eliminations and recorded operating income of ¥45,755 million.

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

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Fiscal 2006 Compared with Fiscal 2005” and “Item 5. Operating and Financial Review and Prospects – D. Trend Information”.

In nuclear power systems business, integration and alliances are implemented among large-scale nuclear power plant manufacturers, as seen by the acquisition of Westinghouse Electric Company’s nuclear power business by Toshiba Corporation. In this environment, the Company plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S. In November 2006, the Company entered into a letter of intent with GE, expressing both party’s intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings. Subsequently, in May 2007, the Company and GE entered into an agreement to form joint venture companies in each of the U.S, Canada and Japan that will engage in the nuclear power systems business. Based on the agreement, the U.S. and Canadian companies were established in June 2007, and the Company will transfer its nuclear power systems operations to the Japanese company in July 2007 by way of corporate split under the Company Law. These joint venture companies will construct and maintain nuclear power plants and provide related services. See “A. History and Development of the Company” and “Item 8. Financial Information — B. Significant Changes” for more information.

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

In April 2006, the Company transferred a part of its social and industrial systems operation to Hitachi Plant Engineering & Construction Co., Ltd., which was then merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. to form Hitachi Plant Technologies, Ltd. See “A. History and Development of the Company.”

Hitachi designated the automotive products business as a target business in this segment. In connection with this focus on the automotive products business, on October 1, 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. into itself. Further, in December 2006, the Company acquired a controlling interest in Clarion, making it a consolidated subsidiary of the Company, through a tender offer. Hitachi, with the expected synergy from these mergers and acquisitions, plans to strengthen the automotive products business in three areas: environmental systems such as low fuel consumption vehicles and electric vehicles; safety systems such as vehicle movement management systems; and car information systems such as traffic information systems, navigation systems and damage/deterioration diagnosis systems. See “A. History and Development of the Company.”

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi’s diverse fields of operation, especially from technologies in the information systems and electronics field.

In fiscal 2006, this segment accounted for 26% of total revenues before eliminations and recorded operating income of ¥36,391 million.

Digital Media & Consumer Products

In this segment, Hitachi manufactures and sells products in two main categories: digital media products and consumer products. The former includes optical disk drives, flat panel TVs, LCD projectors and mobile phones, while the latter comprises room air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

Home electrical equipment manufacturers are responding to customer demand for low price and high added value by cutting costs and developing differentiated product lines. Success in this segment will also depend considerably on the development of products geared to advances in new multimedia-related markets.

In this segment, Hitachi is facing intense price competition caused by increasing commoditization and oversupply both in the digital media products business and consumer products business. Especially in digital media products such as plasma TVs and LCD TVs, price reductions have been significant because of domestic and overseas competitors. Hitachi is working to maintain its competitiveness in these business fields by:

•	developing high value-added products;

•	introducing new products quickly;

•	reducing production costs by rationalizing supply chain management and centralized purchasing of core components;

•	expanding production capacity of plasma display panels and flat panel TVs;

•	strengthening sales channels with major retailers in the U.S. and Europe;

•	increasing the number of sales locations in China; and

•	strengthening the Hitachi brand by increasing investment in marketing and conducting a worldwide brand promotional campaign.

In March 2005, the Company acquired, in an agreement with Fujitsu Limited, a joint-owner of FHP, patents on plasma display panel technology. The Company then acquired shares of FHP from Fujitsu Limited, which resulted in FHP becoming a consolidated subsidiary of the Company as of April 1, 2005. By vertically integrating FHP’s manufacturing operations and the Company’s sales operations, the Company is trying to stably generate profits by focusing on high-value added products, and by reducing production and sales costs through improvement in supply chain management. Hitachi is also trying to utilize comprehensive alliances with Matsushita Electric Industrial Co., Ltd. to develop plasma TVs in order to enhance product performance, reduce R&D costs and increase production efficiency, responsiveness to customer needs and proper management of intellectual property. In May 2007, the Company and Matsushita Electric Industrial Co., Ltd. formed an agreement regarding cross-supply of large-sized plasma display panels in order to strengthen competitiveness of these products in the global market.

In fiscal 2006, this segment accounted for 13% of total revenues before eliminations and recorded an operating loss of ¥58,435 million.

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

In April 2004, the magnetic materials business of Hitachi Metals, Ltd. (“Hitachi Metals”), a publicly-held subsidiary of the Company, was combined with Sumitomo Special Metals Co., Ltd. to form a new company, NEOMAX Co., Ltd. (“NEOMAX”). The new company became a consolidated subsidiary of the Company as a result of the transaction. Further, in November 2006, Hitachi Metals conducted a tender offer for shares of NEOMAX, then merged with NEOMAX in April 2007.

In fiscal 2006, this segment accounted for 15% of total revenues before eliminations and recorded operating income of ¥132,399 million.

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

In fiscal 2006, this segment accounted for 10% of total revenues before eliminations and recorded operating income of ¥20,233 million.

Financial Services

Financial services originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization.

In fiscal 2006, this segment accounted for 4% of total revenues before eliminations and recorded operating income of ¥23,534 million.

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

Sources of Supply

Hitachi purchases a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. In general, Hitachi is not dependent on any single source of supply for its raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Hitachi uses in its manufacturing processes, Hitachi monitors the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw material, parts or components that are likely to materially affect Hitachi’s business. Prices of certain raw materials, parts and components, such as petroleum products, copper, aluminum and semiconductor memory chips, that Hitachi purchases are volatile. Recent increases in prices of petroleum and other materials, such as copper, steel and synthetic resins, are increasing Hitachi’s production costs, and may adversely affect its results of operations.

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

C. Organizational Structure

The table below shows major subsidiaries of the Company as of March 31, 2007. Ownership percentage of voting rights indicates voting rights owned by the Company and its subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights

Information & Telecommunication Systems
Hitachi Communication Technologies, Ltd.	Japan	100.0%
Hitachi Electronics Services Co., Ltd.	Japan	100.0
Hitachi Information & Control Solutions, Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	52.1
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Software Engineering Co., Ltd.	Japan	53.0
Hitachi Systems & Services, Ltd.	Japan	51.2
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Holding Corp.	U.S.A.	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0

Electronic Devices
Hitachi Displays, Ltd.	Japan	100.0%
Hitachi High-Technologies Corporation	Japan	51.7
Hitachi Medical Corporation	Japan	63.2
Hitachi Display Device (Suzhou) Co., Ltd.	China	100.0
Hitachi Semiconductor Singapore Pte. Ltd.	Singapore	100.0

Power & Industrial Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Clarion Co., Ltd.	Japan	64.0
Hitachi Building Systems Co., Ltd.	Japan	100.0
Hitachi Construction Machinery Co., Ltd.	Japan	51.3
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Mobile Co., Ltd.	Japan	100.0
Hitachi Plant Technologies, Ltd.	Japan	69.9
Hitachi Via Mechanics, Ltd.	Japan	100.0
Japan Servo Co., Ltd.	Japan	57.6
Guangzhou Hitachi Elevator Co., Ltd.	China	70.0
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0

Digital Media & Consumer Products
Fujitsu Hitachi Plasma Display Limited	Japan	90.8%
Hitachi Appliances, Inc.	Japan	100.0
Hitachi Maxell, Ltd.	Japan	53.6
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Home Electronics (America), Inc.	U.S.A.	100.0
Shanghai Hitachi Household Appliances Co., Ltd.	China	60.0

High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.2%
Hitachi Chemical Co., Ltd.	Japan	51.6
Hitachi Metals, Ltd.	Japan	56.9

Name of company	Country of incorporation	Ownership percentage of voting rights

Logistics, Services & Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life Corporation	Japan	100.0
Hitachi Transport System, Ltd.	Japan	59.0
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Financial Services
Hitachi Capital Corporation	Japan	58.0%
Hitachi Insurance Services, Ltd.	Japan	100.0

Note:	Japan Servo Co., Ltd. is no longer a consolidated subsidiary of the Company as a result of the sale of its shares in April 2007 in response to a tender offer.

D. Property, Plants and Equipment

Hitachi owns a significant portion of the land, plants, offices and other fixed assets necessary to conduct its business and a significant portion of Hitachi’s land, plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs and future plans. Certain of Hitachi’s properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans and bonds as of March 31, 2007 was ¥52,026 million.

The following table describes the name of the Company office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2007. Hitachi believes the following offices, divisions, groups, centers and subsidiaries comprise its major lines of business.

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
The Company:
Automotive Systems	Kanagawa, etc.	2,615	Automotive products
Information & Telecommunication Systems	Kanagawa, etc.	766	Software, mainframes
Thermal & Hydroelectric Systems Division, etc.	Ibaraki	3,841	Power generating equipment, turbines
Research & Development Group	Tokyo, etc.	836	—
Sales Offices	Osaka, etc.	120	—
Urban Planning and Development Systems	Ibaraki	551	Elevators, escalators
Ubiquitous Platform Systems	Kanagawa, etc.	947	Digital media related products
Head Office	Tokyo	796	—
Transportation Systems Division, etc.	Yamaguchi	698	Railway vehicles
Subsidiaries:
Hitachi Displays, Ltd.	Chiba	501	Liquid crystal displays
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki	1,047	Electronic materials and components
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki	5,439	Hydraulic excavators
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,096	Special steels
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	313	Magnetic recording media
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	158	—
Miyazaki Works, Fujitsu Hitachi Plasma Display Limited	Miyazaki	394	Plasma display panels
Yamasaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	674	Electronic materials and components
Densen Works, Hitachi Cable, Ltd.	Ibaraki	103	Electronic materials and components

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California, U.S.A., etc.	1,851	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,594	Automotive components

For information on Hitachi’s plan for capital investment for fiscal 2007, see “A. History and Development of the Company” in this Item.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Hitachi provides highly diversified products and services and conducts business throughout the world. Hitachi’s results of operations therefore are affected by various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in Hitachi’s main market sectors.

In fiscal 2006, the Japanese economy led by domestic demand expanded moderately due primarily to the increase of private-sector plant and equipment investment and export. Japan’s GDP grew 2.0% in fiscal 2004, 2.4% in fiscal 2005 and 2.1% in fiscal 2006.

Outside Japan, in fiscal 2006, the economic environment was marked by the firm economic growth in the United States and in Europe, and the solid growth in Asia centered in China.

Overseas revenues, a significant part of which are denominated in U.S. dollars, were 36% of total revenues in fiscal 2004, 38% of total revenues in fiscal 2005 and 41% of total revenues in fiscal 2006. Hitachi conducts business in many foreign countries, and a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports components and raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. The Japanese yen on average strengthened against the U.S. dollar during fiscal 2004, while during fiscal 2005 and 2006, the Japanese yen weakened. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi expects to finance foreign currency investments by foreign currency it has on hand. When the amount on hand is insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

The business circumstances surrounding Hitachi have become increasingly challenging. Some of its businesses are in stagnant industries. In addition, globalization of markets and commoditization of electronic products is continuing to intensify price competition in the business sectors in which Hitachi competes. However, Hitachi’s ability to close or sell unprofitable businesses may be limited, including due to a lack of demand in the M&A market for such businesses and the importance of preserving customer goodwill. A large portion of Hitachi’s manufacturing is done domestically, which means that a strong yen reduces Hitachi’s cost competitiveness. Hitachi is responding to these circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic allocation of its manufacturing facilities.

Hitachi has been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. For a description of the charges associated with the restructuring measures, see “Restructuring.”

Hitachi is making an effort to realign its business portfolio, which may be implemented by exiting certain businesses that share fewer synergies with targeted businesses or have poor prospects for higher efficiency, increasing focus on targeted businesses and creating new businesses to achieve increased profitability. Hitachi uses an economic value-added evaluation index based on the cost of capital to make decisions with respect to exiting businesses, strengthening focus on targeted businesses, creating or incubating new businesses and making capital investments. Hitachi also aims to alter its corporate governance structure to improve the efficiency and transparency of management. Hitachi expects to pursue further growth in the global markets by identifying competitive businesses, developing alliances with its business partners and channeling management resources into those businesses. Hitachi also expects to continue to improve cash-flow management by increasing the efficiency of working capital use, making selective investments and further reducing procurement costs. In addition, Hitachi is implementing measures such as expanding fundamental research to create future core businesses and strengthening basic technologies for the group in order to pursue further growth throughout the group as a whole. See “Item 4. Information on the Company — A. History and Development of the Company” and “Item 6. Directors, Senior Management and Employees.”

In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi Electric to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi Electric. The new company, Renesas, is accounted for under the equity method by the Company. In July and August 2003, Hitachi sold most of its shares of Nitto Denko Corporation, or Nitto Denko, which was accounted for under the equity method by the Company, for approximately ¥140 billion. As a result, Nitto Denko is no longer an equity-method affiliate. In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd., into itself, to strengthen its automotive products business due to synergies it seeks to realize through the integration of operations, including the sales and R&D functions of the three companies. In September 2005, the Company sold a portion of its shares of Elpida Memory. The Company previously had accounted for Elpida Memory under the equity method, however, as a result of this share sale, Elpida Memory is no longer an equity-method affiliate. In October 2006, the Company conducted a tender offer for shares of Clarion, which then became a consolidated subsidiary of the Company in December 2006, in order to strengthen Hitachi’s car information systems business. The Company seeks to realize synergies from the transaction through Clarion’s planning and development capabilities for its products, such as audio-visual and navigation systems, and its marketing capabilities in aftermarket services.

Hitachi’s total revenues increased 5% in fiscal 2004, 5% in fiscal 2005 and 8% in fiscal 2006 on a year-on-year basis, respectively. Hitachi posted net income of ¥51,496 million in fiscal 2004 and ¥37,320 million in fiscal 2005, while posting a net loss of ¥32,799 million in fiscal 2006.

The analysis of revenues and operating income (loss) by industry and geographic segment and description of restructuring measures by industry segment mentioned below are based on the segmentation presented in accordance with a ministerial ordinance of the Securities and Exchange Law of Japan.

Although, pursuant to the exemption to foreign private issuers, Hitachi does not present segment information in accordance with the requirements of SFAS No. 131, Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues and operating income is not presented in the consolidated statement of operations. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. However, under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See notes 17, 18 and 19 to the consolidated financial statements.

Fiscal 2006 Compared with Fiscal 2005

Summarized results of operations for fiscal 2006 and fiscal 2005 are shown below.

	Fiscal 2005	Fiscal 2006	Percent change
	(Millions of yen, except percentage data)
Total revenues	9,464,801	10,247,903	+8%
Operating income	256,012	182,512	-29%
Income before income taxes and minority interests	274,864	202,338	-26%
Income before minority interests	120,516	39,524	-67%
Net income (loss)	37,320	(32,799)	—%

Hitachi’s total revenues in fiscal 2006 were ¥10,247,903 million, an increase of 8% from the preceding fiscal year. Overseas revenues increased 14% over the same period, to ¥4,154,276 million. Hitachi’s cost of sales increased 9%, to ¥8,088,371 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in production costs due to a rise in material prices, the accrual of repair costs for broken turbine vanes in domestic nuclear power plants and additional costs of construction of a thermal power plant in the U.S. caused by inefficient project management. The ratio of cost of sales to total revenues increased 1% in fiscal 2006 compared to the preceding fiscal year, to 79%. Selling, general and administrative expenses increased 9%, to ¥1,977,020 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales activities. The ratio of selling, general and administrative expenses to total revenues was 19%, almost the same in fiscal 2006 as in the preceding fiscal year. Operating income, total revenues less cost of sales and selling, general and administrative expenses, decreased 29%, to ¥182,512 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in operating loss in Digital Media & Consumer Products and a decrease in operating income in Power & Industrial Systems and in Information & Telecommunication Systems, partially offset by an increase in operating income in Electronic Devices and High Functional Materials & Components, as analyzed below.

An analysis of revenues and operating income by industry segment is as follows. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues.

Revenues in Information & Telecommunication Systems increased 5%, to ¥2,472,227 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales in Hitachi’s services businesses, such as Hitachi’s solutions business, to governmental entities and domestic financial institutions due to their increased IT investments, an increase in sales of disk array subsystems due to Hitachi’s competitive enterprise model products and the introduction of new mid-range model products and an increase in sales of HDDs for PCs and disk array subsystems due to increased demand for these products from consumers and business enterprises and increased production capacity of Hitachi. Operating income decreased 29%, to ¥60,343 million, in fiscal 2006 compared to the preceding fiscal year due primarily to a decline in the unit price of HDDs caused by intense price competition and an increase in development costs of next generation telecommunications equipment and servers.

Revenues in Electronic Devices increased 7%, to ¥1,287,492 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of semiconductor and HDD-related manufacturing equipment due to increased investment by manufacturers, an increase in sales of small and medium-sized LCDs mainly for mobile phones, digital cameras, printers and in-vehicle equipment, such as navigation systems and indicator panels, due to Hitachi’s increased sales efforts and an increase in sales of medical analysis equipment in the U.S. and Europe due to the introduction of new models, partially offset by a decrease in sales of large-sized LCDs due to Hitachi’s downsizing of such business due to intense price competition. Operating income increased 124%, to ¥45,755 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of semiconductors and HDD-related manufacturing equipment, an increase in sales and reduction of production costs of small and medium-sized LCDs which resulted from focusing business resources on small and medium-sized LCDs and the downsizing of unprofitable large-sized LCDs.

Revenues in Power & Industrial Systems increased 8%, to ¥3,022,299 million, in fiscal 2006 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of construction machinery due to increased social infrastructure investment in domestic and overseas markets and due to increased demand for mineral mining machinery in overseas markets, an increase in sales of automotive products primarily a result of the acquisition of Clarion in December 2006 through a tender offer and increased sales of elevators and escalators in China due to increased construction, partially offset by the exclusion of the revenues of former Hitachi Air Conditioning Systems Co., Ltd., which have been included in Digital Media & Consumer Products since April 2006 as a result of its merger with former Hitachi Home & Life Solutions, Inc. in April 2006. Operating income decreased 61%, to ¥36,391 million, in fiscal 2006 compared to the preceding fiscal year due primarily to a rise in prices of raw materials for products in the power systems sector, the accrual of repair costs for broken turbine vanes in domestic nuclear power plants and additional costs of construction of a thermal power plant in the U.S. caused by inefficient project management, including increased labor costs incurred to recover from construction delays that resulted from the lack of local construction workers due to Hurricane Katrina in the U.S., as well as increased number of construction processes, with difficulty in retaining skilled workers, due to other workers’ lack of experience with the construction of large-scale coal-fired thermal power plants, partially offset by an increase in sales of construction machinery and a reduction in the production costs of automotive products due to increased local procurement.

Revenues in Digital Media & Consumer Products increased 15%, to ¥1,506,073 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of flat panel TVs that resulted from increased consumer demand reflecting a decline in unit prices, an increase in sales of mobile phones due to introducing new models, an increase in sales of refrigerators and washing machines and the inclusion of the revenues of former Hitachi Air Conditioning Systems Co., Ltd., the result of a merger with former Hitachi Home & Life Solutions, Inc. in April 2006. The revenues of former Hitachi Air Conditioning Systems Co., Ltd. have been included in Digital Media & Consumer Products since April 2006 and were previously included in Power & Industrial Systems. An operating loss increased ¥22,664 million, to ¥58,435 million, from the preceding fiscal year due primarily to a decline in unit prices and an increase in marketing costs of flat panel TVs, a decline in profitability of room air conditioners due to a decline in sales in the domestic market caused by reduced popularity of products and to an increase in the costs of raw materials, and a decline in unit prices of DVD/HDD recorders to meet domestic consumers’ needs.

Revenues in High Functional Materials & Components increased 12%, to ¥1,794,506 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of wires and cables with increased sales prices resulting from the successful shifting of increased raw materials costs onto sales prices and an increase in sales of materials for semiconductors and of automotive related products due to increased demand in IT industries and by automobile manufacturers. Operating income increased 20%, to ¥132,399 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of above products together with their cost reduction.

Revenues in Logistics, Services & Others were ¥1,213,529 million in fiscal 2006, almost the same as in the preceding fiscal year due primarily to an increase in sales of third party logistics services due to increased demand for logistics outsourcing services coupled with Hitachi’s increased sales efforts focused towards its existing and new clients, partially offset by a decrease in revenues by a U.S. sales subsidiary which resulted from the lack of a large order posted in fiscal 2005. Operating income increased 4%, to ¥20,233 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of third party logistics services together with their cost reduction, partially offset by a decline in profitability in a U.S. sales subsidiary.

Revenues in Financial Services decreased 3%, to ¥500,065 million, and operating income decreased 33%, to ¥23,534 million, in fiscal 2006 compared to the preceding fiscal year due primarily to a decrease in sales of and related gains on securitization of lease receivables.

An analysis of revenues and operating income by geographic segment is as follows. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues.

Revenues of the Company and its consolidated subsidiaries located in Japan increased 6%, to ¥8,284,229 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery due to increased private sector investment, an increase in sales of materials for semiconductors and automotive related products due to increased investment by manufacturers and of flat panel TVs due to increased consumer demand reflecting a decline in unit prices. Operating income decreased 23%, to ¥212,316 million due primarily to the accrual of repair costs for broken turbine vanes in domestic nuclear power plants, additional costs of construction of a thermal power plant in the U.S. and a decline in unit prices and an increase in marketing costs of flat panel TVs.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) increased 24%, to ¥2,020,757 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of HDDs and LCDs due to increased demand from manufacturers reflecting increased IT investment and an increase in sales of elevators, escalators and construction machinery primarily in China due to its robust economy. Operating loss of ¥3,664 million was posted in fiscal 2006 compared to operating income of ¥6,727 million in the preceding fiscal year due primarily to a decline in the unit price of HDDs due to intense price competition.

Revenues of consolidated subsidiaries of the Company located in North America increased 11%, to ¥1,071,010 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of automotive products for automobile manufacturers reflecting increased consumer demand for vehicles, an increase in sales of flat panel TVs due to an increase in consumer demands reflecting a decline in unit prices, an increase in sales of construction machinery due primarily to increased demand in commercial facilities, construction and maintenance investment in highways and solid sales in the storage solutions business due to increased IT investment together with increased demand for Hitachi’s differentiated technology. Operating income increased 8%, to ¥25,310 million from the preceding fiscal year due primarily to an increase in sales of construction machinery and an increase in sales of automotive products together with a reduction of procurement costs.

Revenues of consolidated subsidiaries of the Company located in Europe increased 25%, to ¥682,808 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery which resulted primarily from the introduction of new models of machinery and increased investments in housing and an increase in the storage solutions business resulting from increased IT investment together with increased demand for Hitachi’s differentiated technology. Operating income increased 25%, to ¥23,312 million from the preceding fiscal year due primarily to an increase in sales of the above products.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 32%, to ¥173,295 million and operating income increased 32%, to ¥8,647 million, in fiscal 2006 compared to the preceding fiscal year, due in part to an increase in sales of mineral mining machinery in Australia and Africa.

In fiscal 2006, Hitachi recorded impairment losses for long-lived assets in the amount of ¥9,918 million. The majority of the impairment losses were charged against long-lived property, plant and equipment in Japan. High Functional Materials & Components recognized an impairment loss of ¥4,351 million. This impairment loss was recognized mainly in connection with semiconductor material manufacturing equipment caused by the early termination of production of certain portable information devices by Hitachi’s certain client, which resulted in Hitachi reducing the production and sales plans of such products, followed by a decrease in the expected profitability from such manufacturing equipment. Digital Media & Consumer Products recognized an impairment loss of ¥1,305 million. This impairment loss was recognized mainly in connection with certain electronic parts caused by a business closure by Hitachi’s certain client, which resulted in Hitachi reducing production and sales plans of related products, followed by a decrease in the expected profitability from such manufacturing equipment. Electronic Devices recognized an impairment loss of ¥1,294 million. This impairment loss was recognized mainly in connection with manufacturing equipment for projection television tubes due to reduced production of projection TVs due to Hitachi’s strategy of focusing on small and medium-sized LCDs, followed by a decrease in the expected profitability from such manufacturing equipment. These losses were determined based primarily on discounted future cash flows.

In fiscal 2006, Hitachi recorded restructuring charges of ¥3,983 million, associated primarily with the restructuring measures in High Functional Materials & Components and Information & Telecommunication Systems. See “Restructuring” in this Item.

Interest income increased 43%, to ¥25,914 million, in fiscal 2006 compared to the preceding fiscal year due primarily to increases in interest rates and to the interest rate swaps which overseas financial subsidiaries made for the purpose of hedging interest rate risks. Dividends income decreased 6% in fiscal 2006 compared to the preceding fiscal year, to ¥6,063 million.

Gains on sales of stock by subsidiaries or affiliated companies increased ¥11,641 million, to ¥12,034 million, in fiscal 2006 compared to the preceding fiscal year due primarily to the effect of a U.S consolidated subsidiary becoming an equity method affiliate through a share sale by the Company when the U.S. company listed its shares.

Other income decreased to ¥58,976 million in fiscal 2006 compared to ¥62,609 million in the preceding fiscal year because foreign exchange gains were lower due to changes in exchange rates.

Interest charges increased 14%, to ¥37,794 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in borrowings.

Other deductions increased to ¥31,466 million in fiscal 2006 compared to ¥3,639 million in the preceding fiscal year due primarily to an increase in loss on disposition of fixed assets and foreign exchange loss.

As a result of the foregoing, income before income taxes and minority interests decreased 26%, to ¥202,338 million, in fiscal 2006 compared to the preceding fiscal year.

Income taxes in fiscal 2006 increased to ¥162,814 million compared to ¥154,348 million in the preceding fiscal year as a result of increases in a deferred tax asset valuation allowances in connection with the deterioration in profits in certain subsidiaries. As a result, income before minority interests decreased 67%, to ¥39,524 million, in fiscal 2006 compared to the preceding fiscal year.

Minority interests decreased 13%, to ¥72,323 million, in fiscal 2006 compared to the preceding fiscal year due primarily to the deterioration in the business results of certain majority-owned subsidiaries, partially offset by firm business results of certain publicly-held subsidiaries such as Hitachi Construction Machinery Co., Ltd., Hitachi High-Technologies Corporation and publicly-held subsidiaries in High Functional Materials & Components.

As a result of the foregoing, Hitachi posted a net loss of ¥32,799 million in fiscal 2006, compared to a net income of ¥37,320 million in the preceding fiscal year.

Fiscal 2005 Compared with Fiscal 2004

Summarized results of operations for fiscal 2005 and fiscal 2004 are shown below.

	Fiscal 2004	Fiscal 2005	Percent change
	(Millions of yen, except percentage data)
Total revenues	9,027,043	9,464,801	+5%
Operating income	279,055	256,012	-8%
Income before income taxes and minority interests	264,506	274,864	+4%
Income before minority interests	114,516	120,516	+5%
Net income	51,496	37,320	-28%

Hitachi’s total revenues in fiscal 2005 were ¥9,464,801 million, an increase of 5% from the preceding fiscal year. Overseas revenues increased 11% over the same period, to ¥3,639,645 million. Hitachi’s cost of sales increased 6%, to ¥7,387,744 million, in fiscal 2005 compared to the preceding fiscal year, and the ratio of cost of sales to total revenues increased 1% in fiscal 2005 compared to the preceding fiscal year, to 78%. Selling, general and administrative expenses increased 2%, to ¥1,821,045 million, in fiscal 2005 compared to the preceding fiscal year, while the ratio of selling, general and administrative expenses to total revenues decreased 1% in fiscal 2005 compared to the preceding fiscal year, to 19%. Operating income, total revenues less cost of sales and selling, general and administrative expenses, decreased 8%, to ¥256,012 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a decrease in operating income in Digital Media & Consumer Products and Electronic Devices, partially offset by an increase in other industry segments, as analyzed below.

An analysis of revenues and operating income by industry segment is as follows. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues.

Revenues in Information & Telecommunication Systems increased 4%, to ¥2,360,956 million, in fiscal 2005 compared to the preceding fiscal year. Sales from Hitachi’s outsourcing business sectors increased, with the largest increase in the domestic private sector due to increased IT infrastructure investments in these business sectors that improved management efficiency and operating results, coupled with Hitachi’s increased sales efforts. In addition, sales of HDDs increased on a worldwide basis due primarily to increased sales volume due to increased demand worldwide for IT investments, including HDDs for disk array subsystems and PCs. This increase in sales volume of HDDs for disk array subsystems and PCs was slightly affected by a decrease in sales of HDDs for servers due to a decline in sales volume resulting from low product yield ratios for HDDs for servers. Sales from Hitachi’s overseas market storage solution business in private sectors also increased due to an increased demand for IT investment that improved management efficiency. Operating income increased 25%, to ¥84,687 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an improvement in Hitachi’s services business which resulted from a decrease in unprofitable projects and from an improvement in project management and an increase in disk array subsystems that resulted from an increase in sales due to strong demand for IT investment.

Revenues in Electronic Devices decreased 9%, to ¥1,204,407 million, in fiscal 2005 compared to the preceding fiscal year. This decrease was due primarily to a decrease in sales of large-sized LCDs caused primarily by a decline in unit prices and reductions in their production, partially offset by an increase in sales of small- and medium-sized LCDs, due to Hitachi’s focus on small- and medium-sized LCDs as a result of a decline in profitability of large-sized LCDs due to intense price competition. Operating income decreased 45%, to ¥20,439 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a decrease in profitability of all three sizes of LCDs which resulted from a decline in unit prices of each size of LCD due to intense price competition.

Revenues in Power & Industrial Systems increased 12%, to ¥2,805,169 million, in fiscal 2005 compared to the preceding fiscal year. The primary drivers of this increase were increases in sales of construction machinery, elevators and escalators mainly in China due to its robust economy, an increase in sales of construction machinery in North America due primarily to strong growth in investments in housing, investments in maintenance of highways and other public infrastructure and an increase in sales of automotive products due primarily to the merger with TOKICO LTD. in October 2004. Operating income increased 26%, to ¥92,552 million, in fiscal 2005 compared to the preceding fiscal year due primarily to increases in sales of construction machinery and an improvement in profitability in the industrial systems sector and in elevators and escalators due to Hitachi’s cost reduction efforts in connection with fixed costs and production costs.

Revenues in Digital Media & Consumer Products increased 2%, to ¥1,305,658 million, in fiscal 2005 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of flat panel TVs in the global market due to increased consumer demand, reflecting a decline in unit prices, coupled with Hitachi’s increased sales promotion and an increase in sales of DVD-related products in the global market due to increased consumer demand coupled with the introduction of new models, partially offset by a decrease in sales of projection TVs mainly in North America due to a decline in production volume resulting from Hitachi’s strategy to downsize the projection TV business to respond to a change in demand trends shifting from projection TVs to plasma TVs and a decrease in sales of room air conditioners due to intense price competition. An operating loss of ¥35,771 million was posted in fiscal 2005 compared to operating income of ¥8,694 million in the preceding fiscal year due primarily to a decline in profitability in DVD-related products, projection TVs and plasma TVs which resulted from a decline in the prices of each and an increase in costs of marketing activities mainly in digital media products.

Revenues in High Functional Materials & Components increased 6%, to ¥1,600,246 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of materials for semiconductors and LCDs due to increased demand for IT related products, such as PCs and digital consumer products, and an increase in sales of automotive related products due to increased demand for vehicles in the global market. Operating income increased 26%, to ¥110,069 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of materials for semiconductors and LCDs and automotive related products and the successful shifting of increased raw material costs onto sales prices relating to wires, cables and metal products, together with costs reduction efforts.

Revenues in Logistics, Services & Others decreased 3%, to ¥1,214,784 million, in fiscal 2005 compared to the preceding fiscal year. Sales of logistics services increased due primarily to strong demand for logistics outsourcing services in the private sector, primarily in the domestic market, coupled with Hitachi’s increased sales efforts with private sector clients and focusing on expanding its international business, while revenues by overseas sales subsidiaries decreased. Operating income increased 99%, to ¥19,511 million, compared to the preceding fiscal year due primarily to an increase in sales of logistics services and improvement in profitability of an European sales subsidiary due primarily to a reduction of procurement costs relating to digital media products.

Revenues in Financial Services decreased 2%, to ¥517,975 million, in fiscal 2005 compared to the preceding fiscal year due primarily to the downsizing in the automotive loans business due to Hitachi’s focus on automotive leasing business, while the volumes of business in leases of information related equipment and home loans performed solidly. Operating income increased 13%, to ¥35,001 million, due primarily to a reduction of sales costs.

An analysis of revenues and operating income by geographic segment is as follows. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues.

Revenues of the Company and its consolidated subsidiaries located in Japan increased 3%, to ¥7,780,402 million, in fiscal 2005 compared to the preceding fiscal year, and operating income was ¥275,715 million in fiscal 2005, almost the same as in the preceding fiscal year. These results were primarily due to an increase in sales in the outsourcing business mainly to the private sector that resulted from increased IT investment, Hitachi’s increased sales efforts and an increase in sales of materials for semiconductors and LCDs due to increased demand in IT related products, partially offset by a decline in sales of LCDs due to a decline in unit prices which resulted from intense price competition.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) increased 13%, to ¥1,632,391 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of HDDs due to increased IT investment and an increase in sales of construction machinery, elevators and escalators due to strong demand in China reflecting its robust economy. Operating income decreased 76%, to ¥6,727 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a decline in profitability of HDDs which resulted from a decline in unit prices due to intense price competition, partially offset by an increase in construction machinery, elevators and escalators due to an increase in their sales.

Revenues of consolidated subsidiaries of the Company located in North America increased 16%, to ¥964,094 million, due primarily to an increase in sales of construction machinery which resulted primarily from firm growth in investments in housing, investments in maintenance of highways and other public infrastructure, an increase in sales of HDDs due to increased demand for IT investment and an increase in sales of automotive related products due to increased consumer demands for vehicles. Operating income increased 130%, to ¥23,428 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery and an increase in operating income in automotive related products due to cost reduction efforts.

Revenues of consolidated subsidiaries of the Company located in Europe increased 11%, to ¥546,432 million and operating income increased 14%, to ¥18,702 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of the storage solutions business that resulted from introducing new mid-range model products and to an increase in sales of construction machinery due to strengthened sales networks.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 26%, to ¥131,543 million, in fiscal 2005 compared to the preceding fiscal year. Operating income increased 101%, to ¥6,555 million, in fiscal 2005 compared to the preceding fiscal year.

        In fiscal 2005, Hitachi recorded impairment losses for long-lived assets in the amount of ¥27,408 million. The majority of the impairment losses were recorded on long-lived property, plant and equipment in Japan and in the U.S. The material factors of impairment losses are as follows: ¥11,631 million of the total recorded impairment loss was recorded in Information & Telecommunication Systems mainly in connection with production lines of HDDs for servers and resulted primarily from decreased profitability in such products due to a decline in sales volume of such products caused by low product yield ratios; ¥7,265 million of the total recorded impairment loss was recorded in Electronic Devises and resulted primarily from a downsizing of large-sized LCDs operations due to a decline in profitability of such products in the domestic market caused by intense price competition and Hitachi’s focus on small and medium-sized LCDs; ¥4,120 million of the total recorded impairment loss was recorded in High Functional Materials & Components mainly in connection with optical fiber manufacturing equipment, mainly used for domestic telecommunications, and fiber-optic submarine cable manufacturing equipment due to a decline in profitability of these products caused by declines in unit prices and market demand in the matured optical fiber telecommunications infrastructure.

In fiscal 2005, Hitachi recorded restructuring charges of ¥4,429 million, associated primarily with the restructuring measures in Electronic Devices and High Functional Materials & Components. See “Restructuring” in this Item.

Interest income increased 35% in fiscal 2005 compared to the preceding fiscal year, to ¥18,170 million due primarily to an increase in interest rates. Dividends income increased 8% in fiscal 2005 compared to the preceding fiscal year, to ¥6,421 million.

Other income decreased from ¥67,024 million in fiscal 2004, to ¥63,002 million in fiscal 2005. The decrease is largely due to the absence of the gain from the issuance of stock by Elpida Memory, Inc. which was recorded in fiscal 2004. The major components of other income in fiscal 2005 were gains resulting from the sales of shares of Hitachi High-Technologies Corporation and Hitachi Systems & Services, Ltd.

Interest charges increased 14% in fiscal 2005 compared to the preceding fiscal year, to ¥33,265 million, due primarily to an increase in the issuance of commercial paper by Hitachi’s financial subsidiaries.

Other deductions, mainly comprised of losses due to disposal of fixed assets, decreased from ¥11,796 million in the previous fiscal year to ¥3,639 million in fiscal 2005.

As a result of the foregoing, income before income taxes and minority interests increased 4%, to ¥274,864 million, in fiscal 2005 compared to the preceding fiscal year.

Income taxes in fiscal 2005 increased 3%, to ¥154,348 million, from ¥149,990 million in the preceding fiscal year, due to an increase in taxable income. Deferred tax increased due to the recognition of subsidiaries’ loss carry forwards; however, valuation allowances were made for a substantial portion of these loss carry forwards. As a result, income before minority interests in fiscal 2005 increased 5%, to ¥120,516 million, from the preceding fiscal year.

Minority interests in fiscal 2005 increased 32%, to ¥83,196 million, from the preceding fiscal year due primarily to improvement as a whole in the business results of publicly-held subsidiaries, such as Hitachi Construction Machinery, Co., Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd.

As a result of the foregoing, net income in fiscal 2005 decreased 28% from the preceding fiscal year, to ¥37,320 million.

Restructuring

The table below shows restructuring charges by major industry segment for fiscal 2004. Restructuring charges amounted to ¥4,429 million in fiscal 2005 and ¥3,983 million in fiscal 2006, of which the breakdown by industry segment is not shown because the amount charged to each segment is not material.

Fiscal 2004
(Millions of yen)
Information & Telecommunication Systems	16,708
Electronic Devices	533
Power & Industrial Systems	2,428
Digital Media & Consumer Products	9,685
High Functional Materials & Components	3,945
Others	8

Total restructuring charges	33,307

Fiscal 2006 restructuring

For fiscal 2006, Hitachi recorded restructuring charges of ¥3,983 million. The restructuring charges included special termination benefits of ¥3,868 million for 554 employees. Payments of ¥4,931 million were made in fiscal 2006 and special termination benefits of ¥44 million were accrued as of March 31, 2007. The accrued amount is expected to be paid in the fiscal year ending March 31, 2008.

Restructuring charges mainly consist of special termination benefits for the early terminated employees of subsidiaries in High Functional Materials & Components and Information & Telecommunication Systems.

Fiscal 2005 restructuring

For fiscal 2005, Hitachi recorded restructuring charges of ¥4,429 million. The restructuring charges included special termination benefits of ¥2,786 million for 691 employees. Payments of ¥16,158 million were made in fiscal 2005 and special termination benefits of ¥1,106 million were accrued as of March 31, 2006. The accrued amount was paid in the fiscal year ended March 31, 2007.

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

Information & Telecommunication Systems recorded restructuring charges of ¥16,708 million, consisting of special termination benefits in the amount of ¥16,666 million and a loss primarily on disposal of fixed assets in the amount of ¥42 million. The restructuring measures in this segment were implemented primarily by the Company and its domestic subsidiaries, in an effort to increase profitability by reducing fixed costs. Digital Media & Consumer Products recorded restructuring charges of ¥9,685 million, consisting of special termination benefits in the amount of ¥8,080 million and a loss primarily on disposal of fixed assets in the amount of ¥1,605 million. The restructuring measures in this segment were implemented primarily by the Company’s digital media operations to reorganize business operations. These measures included introduction of an early retirement benefits program and reorganization of production bases for digital media products. High Functional Materials & Components recorded restructuring charges of ¥3,945 million, consisting of special termination benefits in the amount of ¥1,711 million and a loss primarily on disposal of fixed assets in the amount of ¥2,234 million. The restructuring measures in this segment were associated primarily with cable operations and magnetic materials operations, including introduction of an early retirement benefits program and reorganization of production bases for these products.

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2004 to fiscal 2006. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve Hitachi group cash management by centralizing such management among the Company and its overseas financial subsidiaries. Hitachi’s internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both from the capital markets and from Japanese and international commercial banks in response to its capital requirements. Management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets.

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

Hitachi relies for its liquidity principally on cash and other working capital as well as the issue of debentures, medium term notes and commercial paper, bank loans and other uncommitted sources of financing. While Hitachi maintains backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. At the end of fiscal 2006, the Company maintained commitment line agreements with a number of domestic banks under which the Company may borrow any amount it requires up to a total of ¥800,000 million in order to ensure efficient access to necessary funds. These commitment line agreements generally provide for a one through three year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of the Company’s subsidiaries also maintain commitment line arrangements. Unused commitment lines for the Company and its subsidiaries totaled to ¥850,867 million as of March 31, 2007. The committed credit arrangements of the Company and its subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

At the end of fiscal 2006, the total of Hitachi’s short-term debt, current portion of long-term debt and long-term debt amounted to ¥2,687,450 million, an increase of ¥268,406 million from at the end of fiscal 2005. The increase was due primarily to the issuance of the Company’s commercial paper and an increase of borrowings at the Company and its consolidated subsidiaries. At the end of fiscal 2006, short-term debt totaled ¥894,393 million, consisting mainly of borrowings from banks and commercial paper, while long-term debt (excluding current portion) was ¥1,489,843 million, consisting mainly of debentures, debentures with stock acquisition rights, medium term notes and loans principally from banks and insurance companies. At the end of fiscal 2006, current portion of long-term debt totaled ¥303,214 million. A significant portion of Hitachi’s long-term debt bears a fixed rate of interest. Hitachi’s debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi’s use of borrowings. For further details including the maturity and interest rates, see note 9 to the consolidated financial statements.

The Company’s current debt ratings (long-term/short-term) are: A1/P-1 by Moody’s; A-/A-2 by S&P and AA-/a-1+ by R&I. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, a downgrade of its debt ratings would likely increase the cost of debt finance by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through the capital markets.

Transfers of funds from a subsidiary to a parent company in the form of a cash dividend are restricted under the Company Law and under regulatory requirements of certain foreign countries in which subsidiaries are located. Although some of the Company’s subsidiaries are subject to such restrictions, Hitachi does not expect such restrictions to have a significant impact on the ability of Hitachi to meet its cash obligations.

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

Cash Flows

Summarized cash flows from operating, investing and financing activities for fiscal 2004, 2005 and 2006 are shown below.

	Fiscal 2004	Fiscal 2005	Fiscal 2006
	(Millions of yen)
Net cash provided by operating activities	565,356	690,875	615,042
Net cash used in investing activities	(526,988)	(501,362)	(786,170)
Net cash provided by (used in) financing activities	(99,429)	(261,638)	121,259
Effect of exchange rate changes on cash and cash equivalents	5,380	21,665	9,480

Net decrease in cash and cash equivalents	(55,681)	(50,460)	(40,389)

Net cash provided by operating activities was ¥615,042 million, ¥690,875 million and ¥565,356 million in fiscal 2006, 2005 and 2004, respectively. The decrease in fiscal 2006 was due primarily to a net loss primarily resulted from an operating loss in Digital Media & Consumer Products, an increase in inventories due primarily to an increase in sales and an increase in price of raw materials, partially offset by a decrease in trade receivables in part as a result of an improved cash collections from customers and cash receipts from securitized receivables. The increase in fiscal 2005 was due primarily to an increase in payables, partially offset by an increase in inventories of raw materials and construction machinery.

Net cash used in investing activities was ¥786,170 million, ¥501,362 million and ¥526,988 million in fiscal 2006, 2005 and 2004, respectively. The increase in fiscal 2006 was due primarily to an increase in investment in manufacturing equipment for HDDs, plasma display panels and automotive products, an increase in investments and purchases of subsidiaries’ common stock, primarily the shares of Clarion and NEOMAX through tender offers, a decrease of cash inflows from collections of securitized lease receivables, and a decrease in proceeds from sales of investments and subsidiaries’ common stock. The decrease in fiscal 2005 was due primarily to an increase of cash inflows from investments in leases as a result of securitizing lease receivables, partially offset by an increase of cash outflows for investments and purchases of subsidiaries’ common stock as a result of the payment to IBM Corporation for the acquisition of its HDD business and a decrease of cash inflows as a result of the sale of investments and subsidiaries’ common stock. As of March 31, 2007, Hitachi’s capital commitments for the purchase of property, plant and equipment amounted to ¥103,809 million, which is expected to be funded primarily through internal sources of financing.

Net cash provided by financing activities was ¥121,259 million in fiscal 2006, due primarily to an increase in the issuance of commercial paper, an increase in financing through straight bonds and borrowings, and a decrease in payments on long-term debt. Net cash used in financing activities was ¥261,638 million and ¥99,429 million in fiscal 2005 and 2004, respectively. These outflows in financing activities in fiscal 2005 and fiscal 2004 were chiefly due to Hitachi’s efforts to reduce interest-bearing debt by improving cash management within the Company and its subsidiaries. The increase in fiscal 2005 was due primarily to a decrease of proceeds from long-term debt, partially offset by a decrease of payments on long-term debt due primarily to the redemption of the Company’s 11th issue of unsecured straight bonds.

In fiscal 2006, the above activities decreased cash and cash equivalents by ¥40,389 million from fiscal 2005. Cash and cash equivalents at the end of fiscal 2006 amounted to ¥617,866 million, primarily held in Japanese yen, with a substantial portion of the remaining amount held in U.S. dollars.

Short-term investments, the change of which is classified as investing activities, are considered to be an immediately available source of funds. Short-term investments at the end of fiscal 2006 amounted to ¥33,986 million, a decrease of ¥128,770 million from at the end of fiscal 2005 due primarily to exchanges of short-term investments into cash. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2006 was ¥651,852 million, a decrease of ¥169,159 million from at the end of fiscal 2005.

Assets, Liabilities and Stockholders’ Equity

At the end of fiscal 2006, total assets amounted to ¥10,644,259 million, an increase of ¥623,064 million from the end of fiscal 2005 due primarily to an increase in inventories primarily in construction machinery, HDDs and flat panel TVs due to expected increases in their sales and the effect of Clarion becoming a consolidated subsidiary in December 2006, partially offset by a decrease in cash due primarily to a tender offer for shares of NEOMAX conducted by Hitachi Metals and the effect of a U.S. consolidated subsidiary becoming an equity method affiliate due to a share sale by the Company when the U.S. company listed its shares.

At the end of fiscal 2006, the total of Hitachi’s short-term debt, current portion of long-term debt and long-term debt amounted to ¥2,687,450 million, an increase of ¥268,406 million from at the end of fiscal 2005, due primarily to the issuance of commercial paper and an increase of borrowings. At the end of fiscal 2006, retirement and severance benefits amounted to ¥818,457 million, a decrease of ¥9,212 million from at the end of fiscal 2005, due primarily to the Company’s special contribution to pension funds. At the end of fiscal 2006, minority interests amounted to ¥1,073,749 million, an increase of ¥36,942 million from the end of fiscal 2005, due primarily to the firm business results of publicly-held subsidiaries.

At the end of fiscal 2006, stockholders’ equity amounted to ¥2,442,797 million, a decrease of ¥64,976 million from the end of fiscal 2005 due primarily to the posting of a net loss and payments of dividends. As a result, the ratio of stockholders’ equity to total assets decreased 2% from the preceding fiscal year, to 23%. The ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and minority interests became 0.76, a deterioration of 0.08 points from the end of fiscal 2005.

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

Hitachi’s R&D expenditures amounted to ¥388,634 million in fiscal 2004, ¥405,079 million in fiscal 2005 and ¥412,534 million in fiscal 2006. The ratio of R&D expenditures to total revenues was approximately 4% over these three years.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2006, total expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 49% of total R&D expenditures.

To achieve higher efficiency, Hitachi has reinforced the link between R&D activities and marketing activities under the control of each business operation while maintaining its focus on long-term research at independent corporate laboratories. Hitachi’s global R&D activities include cooperation with universities and companies in the U.S. and Europe. Hitachi will reinforce R&D in the area of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing productivity and quickening the pace of product development throughout Hitachi. Hitachi also focuses on leading-edge R&D for creating its future core businesses and on fundamental technologies for improving productivity and quality and lowering costs.

For information on Hitachi’s patents and licenses, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Licenses.”

D. Trend Information

In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., into itself. As a result, the revenues of TOKICO LTD. beginning October 2004 have been included in Hitachi’s consolidated statement of operations for fiscal 2004.

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company.

In October 2006, the Company conducted a tender offer for shares of Clarion and acquired a controlling interest. Subsequently, Clarion became a consolidated subsidiary of the Company in December 2006. As a result, the revenues of Clarion beginning December 2006 have been included in Hitachi’s consolidated statement of operations for fiscal 2006.

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

The amount of off-balance sheet arrangements as of March 31, 2007 is as follows:

March 31, 2007
(Millions of yen)
Securitized lease receivables	691,415
Securitized trade receivables	801,694

Total	1,493,109

See notes 2(g) and 6 to the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show Hitachi’s contractual obligations and other commercial commitments, including guarantees, as of March 31, 2007.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,793,057	303,214	822,394	313,814	353,635
Capital lease obligations	16,120	6,540	6,894	1,818	868
Operating lease obligations	47,846	12,488	16,938	6,202	12,218
Purchase of property, plant and equipment	103,809	100,700	2,633	476	—
Interest commitments	86,924	21,121	32,829	15,795	17,179

Total	2,047,756	444,063	881,688	338,105	383,900

Other commercial commitments	As of March 31, 2007
(Millions of yen)
Lines of credit	651,080
Trade notes discounted and endorsed	9,350
Guarantees	501,705

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

Revenue Recognition for Sales under Long-term Construction Arrangements

Hitachi uses the percentage-of-completion method to recognize revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants. Under the percentage-of-completion method, revenue from a sale is recognized in an amount equal to estimated total revenue from the sale multiplied by the percentage that costs incurred to date bear to estimated total completion costs based upon most recently available information. The use of percentage-of-completion method requires Hitachi to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. Hitachi continually reviews these estimates and adjusts them as it deems necessary. Any anticipated losses on fixed price contracts are charged to operations when Hitachi is able to estimate such losses. Hitachi makes provisions for contingencies (e.g. performance penalty and benchmarking) in the period in which they become known to Hitachi under the specific terms and conditions of the relevant contract and are estimable by Hitachi.

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired based upon the review, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, Hitachi uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets. Such unforeseen changes include, but not limited to, changes in production due to trends of supply and demand in the markets, rapid changes in selling prices of products or purchasing prices of material and component, unexpected technological innovation causing obsolescence of present products and unpredictable changes in business assumption relating to revision of an authorized business plan which result in changes in the extent or manner the long-lived assets are used.

Goodwill and Intangible Assets

All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” during the fourth quarter after the annual forecasting process is completed or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis. The estimation of the fair value is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan, discount rates and perpetual growth rates. The forecasted operational results are based on currently available assumptions considered to be reasonable. However, actual results may differ materially from those projected because of factors such as economic trends in Japan, North America, Asia and other major markets where Hitachi does business, supply in excess of demand leading to a decline in selling prices or production operation, intense price competition or decreases in prices, a sharp rise in the purchasing prices of material and component and currency exchange rate fluctuations. Especially, digital media products are sensitive to decreases in prices, and therefore, an impairment loss may be incurred due to an unforeseeable change in the authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Actual results may differ materially from forecasted operational results, which are the basis for projecting future taxable income, and be subject to adjustment because of factors such as economic trends in major markets where Hitachi does business, trends of supply and demand in the markets, prices of products and services, purchasing prices of material and component, currency exchange rate fluctuations and rapid technological innovation. As a result, the difference could negatively affect the amount of deferred tax assets and valuation allowances. The realizability of deferred tax assets is assessed for each taxable unit in each taxable jurisdiction, and the results of the assessment may differ from unit to unit due to different products or jurisdictions even if they operate same kind of business. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2007. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

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

The table below shows the sensitivity to a change in discount rates and the expected rate of return on plan assets to pre-tax income and projected benefit obligation (PBO), holding all other assumptions constant.

	Effect on pre-tax income For the year ended March 31, 2008	Effect on PBO As of March 31, 2007
	(Millions of yen)
Discount rates
0.5% decrease	(8,748)	164,143
0.5% increase	8,811	(152,242)
Expected rate of return on plan asset
0.5% decrease	(7,345)
0.5% increase	7,345

Allowance for Doubtful Accounts

Hitachi is required to estimate the collectibility of its trade receivable and investments in leases. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness of each customer. Such assessment includes an examination of factors such as business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment. Any deterioration in customers’ credit ratings may adversely affect net income.

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

A. Directors and Senior Management

The Company has adopted the Committee System permitted as a form of corporate organization pursuant to the Company Law. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding the Company’s implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of the Company’s directors, or Directors, and executive officers, or Executive Officers, as of June 26, 2007. All Directors were elected at the Company’s general meeting of shareholders held on June 26, 2007. While the Chairman of the Board, Mr. Etsuhiko Shoyama, does not concurrently serve as an Executive Officer, two Directors, Mr. Kazuo Furukawa and Mr. Toyoaki Nakamura, do concurrently serve as Executive Officers. Five Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi, are outside Directors who fulfill the qualification requirements as provided for in the Company Law. The term of office of all Executive Officers began from April 1, 2007 and will expire on March 31, 2008.

Directors

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Etsuhiko Shoyama
(Mar. 9, 1936)	Chairman of the Board	4/2007	Chairman of the Board
		4/2006	Chairman and Director
		6/2003	President, Chief Executive Officer and Director
		4/1999	President and Representative Director
		6/1997	Executive Vice-President and Representative Director
		6/1995	Senior Executive Managing Director
		6/1993	Executive Managing Director
		6/1991	Director
General Manager, Consumer Electronics Division
		4/1959	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Kazuo Furukawa
(Nov. 3, 1946)	Director*	6/2006	President and Director
		4/2006	President
		4/2005	Executive Vice President and Executive Officer
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Information & Telecommunication Systems
		4/1971	Joined Hitachi, Ltd.

Yoshiki Yagi
(Feb. 27, 1938)	Director	4/2007	Director
		6/2005	Board Director (Chair)
		4/2004	Director
		6/2003	Executive Vice President, Executive Officer and Director
		4/1999	Executive Vice President and Representative Director
		6/1997	Senior Executive Managing Director
		6/1993	Executive Managing Director
		6/1991	Director
		6/1988	General Manager, Accounting Controls Dept.
		4/1960	Joined Hitachi, Ltd.

Tadamichi Sakiyama
(Jun. 13, 1941)	Director	6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	General Manager, Internal Auditing Office
		4/1964	Joined Hitachi, Ltd.

Toyoaki Nakamura
(Aug. 3, 1952)	Director*	6/2007	Senior Vice President, Executive Officer and Director
		4/2007	Senior Vice President and Executive Officer
		1/2006	General Manager, Finance Department I
		4/1975	Joined Hitachi, Ltd.

Yoshie Ota
(Sep. 1, 1942)	Director	6/2007	Director, Hitachi, Ltd.
	(Advisor, Japan Institute of Workers’ Evolution)	7/2005	Advisor, Japan Institute of Workers’ Evolution
		7/1998	Chairman, Japan Institute of Workers’ Evolution
		6/1995	Director-General, Women’s Bureau, Ministry of Labour
		7/1994	Director-General, Minister’s Secretariat, Ministry of Labour
		12/1991	Vice Governor of Ishikawa Prefecture

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Mitsuo Ohashi
(Jan. 18, 1936)	Director (Chairman of the Board, Showa Denko K.K.)	6/2007	Director, Hitachi, Ltd.
		3/2007	Chairman of the Board, Showa Denko K.K.
		1/2005	Chairman of the Board and Representative Director, Showa Denko K.K.
		3/1997	President (CEO) and Representative Director, Showa Denko K.K.

Akihiko Nomiyama
(Jun. 15, 1934)	Director (Special Advisor, NIPPON MINING HOLDINGS, INC.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Special Advisor, NIPPON MINING HOLDINGS, INC.
		6/2003	Chairman of the Board and Representative Director, NIPPON MINING HOLDINGS, INC.
		9/2002	President and CEO and Representative Director, NIPPON MINING HOLDINGS, INC.

Kenji Miyahara
(Nov. 5, 1935)	Director (Senior Adviser, Sumitomo Corporation)	6/2007	Director, Hitachi, Ltd.
Senior Adviser, Sumitomo Corporation
		6/2001	Chairman of the Board and Representative Director, Sumitomo Corporation
		6/1996	President and Chief Executive Officer and Representative Director, Sumitomo Corporation

Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		6/1970	Partner, Mori Sogo Law Offices (currently, Mori Hamada & Matsumoto)
		4/1963	Member of the Tokyo Bar Association

Takeo Ueno
(Feb. 9, 1942)	Director (Senior Adviser, Hitachi Via Mechanics, Ltd.)	6/2007	Director, Hitachi, Ltd.
Senior Adviser, Hitachi Via Mechanics, Ltd.
		6/2001	President and Representative Director, Hitachi Via Mechanics, Ltd.
		4/2000	Deputy General Manager, Sales Management Division
		4/1964	Joined Hitachi, Ltd.

Isao Uchigasaki
(Jan. 2, 1939)	Director (Advisor to the Board, Hitachi Chemical Co., Ltd.)	6/2007	Advisor to the Board, Hitachi Chemical Co., Ltd.
		4/2006	Director, Hitachi, Ltd.
		6/2004	Hitachi Group Executive Officer and Director, Hitachi, Ltd.
		4/2004	Hitachi Group Executive Officer, Hitachi, Ltd.
		6/2003	Chairman of the Board, Hitachi Chemical Co., Ltd.
		4/2003	Chairman of the Board and Representative Director, Hitachi Chemical Co., Ltd.
		6/1997	President and Representative Director, Hitachi Chemical Co., Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Michihiro Honda
(Oct. 13, 1942)	Director (Chairman of the Board, Hitachi Metals, Ltd.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Chairman of the Board, Hitachi Metals, Ltd.
		6/2003	President, Chief Executive Officer and Director, Hitachi Metals, Ltd.
		6/2000	President and Representative Director, Hitachi Metals, Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of the Company’s committees are as follows:

•	Nominating Committee. Etsuhiko Shoyama (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi, Kazuo Furukawa;

•	Audit Committee. Yoshiki Yagi (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Tadamichi Sakiyama; and

•	Compensation Committee. Etsuhiko Shoyama (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi, Kazuo Furukawa.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Kazuo Furukawa
(Nov. 3, 1946)	Representative Executive Officer President (Overall management)	See “Directors” above.
Kazuhiro Mori
(Oct. 7, 1946)	Representative Executive Officer Executive Vice President and Executive Officer (Social infrastructure business (power systems business and industrial systems business))	1/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Kunihiko Ohnuma
(Dec. 4, 1946)

Representative Executive Officer Executive Vice President and Executive Officer (Industrial infrastructure business (automotive systems business),

life infrastructure business (urban planning and development systems business and consumer business) and procurement)

		4/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2005	Vice President and Executive Officer
		6/2001	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1971	Joined Hitachi, Ltd.

Junzo Kawakami
(Jul. 29, 1944)	Representative Executive Officer Executive Vice President and Executive Officer (Infrastructure technology/products business, research & development, business incubation, quality assurance and production engineering)	4/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		6/2003	President and Representative Director, TOKICO LTD.
		11/1982	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Manabu Shinomoto
(Mar. 30, 1948)	Representative Executive Officer Executive Vice President and Executive Officer (Information infrastructure business (information & telecommunication systems business))	4/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	CEO, platform and network systems operation, Information & Telecommunication Systems
		7/1971	Joined Hitachi, Ltd.

Masahiro Hayashi
(Apr. 11, 1946)	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations, Hitachi group global business, corporate export regulation, legal and corporate communications, corporate brand, Hitachi group management and corporate auditing)	4/2007	Executive Vice President and Executive Officer
		4/2005	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	CEO, system solutions operation, Information & Telecommunication Systems
		4/1969	Joined Hitachi, Ltd.

Naoya Takahashi
(Oct. 17, 1948)	Senior Vice President and Executive Officer (Information & telecommunication systems business (services business (global) and platform systems business))	4/2007	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2003	COO, Information & Telecommunication Systems
		4/1973	Joined Hitachi, Ltd.

Koichiro Nishikawa
(Jul. 12, 1947)	Senior Vice President and Executive Officer (Business development)	4/2007	Senior Vice President and Executive Officer
		1/2006	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Business Development
		4/1970	Joined Hitachi, Ltd.

Toyoaki Nakamura
(Aug. 3, 1952)	Representative Executive Officer Senior Vice President and Executive Officer (Finance, corporate pension system, Hitachi group management and business development)	See “Directors” above.

Shozo Saito
(Nov. 5, 1945)	Senior Vice President and Executive Officer (Quality assurance, production engineering and power systems engineering)	4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		2/2004	Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Power & Industrial Systems
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Tadahiko Ishigaki
(Jan. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business (North America))	4/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		2/2004	President and Representative Director, Hitachi Home & Life Solutions, Inc. (currently Hitachi Appliances, Inc.)
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Corporate Marketing
		4/1968	Joined Hitachi, Ltd.

Minoru Tsukada
(Jan. 1, 1947)	Senior Vice President and Executive Officer (Hitachi group global business (China))	4/2006	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Kansai Area Operation
		4/1969	Joined Hitachi, Ltd.

Stephen Gomersall
(Jan. 17, 1948)	Senior Vice President and Executive Officer (Hitachi group global business (Europe))	10/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		10/2004	Chief Executive for Europe, Hitachi, Ltd.
		7/1999	British Ambassador to Japan (Retired in July 2004)
		9/1970	Joined U.K. Foreign and Commonwealth Office

Akira Maru
(Nov. 8, 1948)	Vice President and Executive Officer (Power systems business)	5/2006	Vice President and Executive Officer
		4/2005	General manager, Hitachi Works and Executive Vice President, Power Systems
		4/1971	Joined Hitachi, Ltd.

Koji Tanaka
(Jan. 22, 1952)	Vice President and Executive Officer (Power systems business (Ibaraki Area and management improvement))	4/2007	Vice President and Executive Officer
		5/2006	General Manager, Hitachi Works, Power Systems
		4/1974	Joined Hitachi, Ltd.

Toshiaki Higashihara
(Feb. 16, 1955)	Vice President and Executive Officer (Power systems business (overseas business promotion))	4/2007	Vice President and Executive Officer
		4/2006	COO, Information & Telecommunication Systems
		4/1977	Joined Hitachi, Ltd.

Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial systems business)	8/2005	Vice President and Executive Officer
		4/2004	General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Hideaki Takahashi
(Aug. 20, 1952)	Vice President and Executive Officer (Urban planning and development systems business)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.

		4/2005	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1978	Joined Hitachi, Ltd.

Junzo Nakajima
(Feb. 8, 1949)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2006	Vice President and Executive Officer
		4/2005	COO, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Mitsuo Yamaguchi
(May 27, 1948)	Vice President and Executive Officer (Information & telecommunication systems business (services business (global)))	4/2007	Vice President and Executive Officer
		11/2006	CMO and COO, Information & Telecommunication Systems
		4/1972	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Consumer business)	4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Kazuhiro Tachibana
(Nov. 6, 1946)	Vice President and Executive Officer (Consumer business (marketing))	4/2004	Vice President and Executive Officer
		4/2002	CSO, Ubiquitous Platform Systems
		4/1970	Joined Hitachi, Ltd.

Yasuhiko Honda
(Jun. 25, 1948)	Vice President and Executive Officer (Automotive systems business)	4/2007	Vice President and Executive Officer
		10/2005	General Manager, Electric Power Train Division, Automotive Systems
		4/1974	Joined Hitachi, Ltd.

Eiji Takeda
(Jan. 1, 1949)	Vice President and Executive Officer (Research & development)	4/2007	Vice President and Executive Officer
		4/2005	President and Representative Director, Hitachi ULSI Systems Co., Ltd.
		4/1975	Joined Hitachi, Ltd.

Takao Koyama
(Dec. 11, 1948)	Vice President and Executive Officer (Sales Operations (Kansai Area))	4/2007	Vice President and Executive Officer
		4/2004	General Manager, Kanto Area Operation
		4/1971	Joined Hitachi, Ltd.

Kiyoshi Kozuka
(Nov. 8, 1955)	Vice President and Executive Officer (Corporate planning and Hitachi group management)	4/2007	Vice President and Executive Officer
		4/2006	General Manager, Corporate Planning & Development Office
		4/1978	Joined Hitachi, Ltd.

Kenji Ohno
(Jan. 3, 1951)	Vice President and Executive Officer (Human resources)	4/2007	Vice President and Executive Officer
		6/2005	President and Representative Director, Hitachi Dentetsu Co., Ltd.
		4/1974	Joined Hitachi, Ltd.

Toshiaki Kuzuoka
(Nov. 3, 1954)	Vice President and Executive Officer (Legal and corporate communication, corporate brand and corporate auditing)	4/2007	Vice President and Executive Officer
		4/2001	General Manager, Legal Division
		4/1978	Joined Hitachi, Ltd.

Masao Hisada
(Dec. 16, 1948)	Vice President and Executive Officer (Procurement and Hitachi group global business)	4/2007	Vice President and Executive Officer
		4/2006	General Manager, Corporate Procurement Division
		4/1972	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Hiroyuki Fukuyama
(Dec. 15, 1942)	Vice President and Executive Officer (Quality assurance and production engineering)	1/2006	Vice President and Executive Officer
		1/2005	General Manager, MONOZUKURI and General Manager, Investment Planning Office and General Manager, Corporate Quality Assurance Division
		4/1965	Joined Hitachi, Ltd.

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, by Hitachi during the fiscal year ended March 31, 2007 to all Directors and Executive Officers of the Company who served during that year was ¥2,834 million. During the fiscal year ended March 31, 2007, one Director of the Company was granted as a Director of Hitachi Plant Technologies, Ltd., by Hitachi Plant Technologies, Ltd., a publicly-held subsidiary of the Company, stock acquisition rights to subscribe to 30,000 shares of common stock of Hitachi Plant Technologies, Ltd. Each stock acquisition right entitles the holder to 1,000 shares of Hitachi Plant Technologies, Ltd. The issuing price of the rights is ¥119,000 per right, the exercise price of the rights is ¥665,000 per right and the rights are exercisable from December 1, 2008 through November 30, 2011.

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

The significant terms of the Company’s stock option plans are as follows:

•	A person granted stock acquisition rights may exercise his/her rights during the six months after his/her retirement from his/her position of Director, Executive Officer or as an employee.

•	A person immediately loses his/her granted stock acquisition rights if:

-	he/she is imprisoned under Japanese law;

-	he/she dies;

-	he/she becomes a director, an executive officer, an auditor, an employee, a temporary employee, an advisor or takes similar position at another company against the Company’s will;

-	any other factors which deemed to be inappropriate to have the person exercise his/her stock acquisition rights have occurred; or

-	he/she notifies the Company by way of a written notice to waive his/her granted stock acquisition rights.

•	A person granted stock acquisition rights may not transfer his/her rights or offer them as collateral.

•

In the event the Company becomes a wholly owned subsidiary of another company by way of share-for-share exchange or share-transfer under the Company Law, the Company shall assign the obligation relating to the stock acquisition rights to the parent company; provided, however, only if such assignment of the obligation relating to the stock acquisition rights is approved by the general meeting of shareholders relating to the approval of such share-for-share exchange or share-transfer.

At the Compensation Committee of the Company held on March 30, 2006, it was determined that stock options would not be granted in the future.

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

The Company’s amended articles of incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the Company’s June 26, 2007 general meeting of shareholders. The Company’s articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. The Directors are reelected each year, and not on a staggered basis. The term of office of Directors expires at the close of the ordinary general meeting of shareholders for the last business year that will end within one year after their election. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2008.

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

The Company’s articles of incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. Pursuant to the Company’s articles of incorporation, the term of office of Executive Officers expires on the last day of the business year that ends within one year from their election. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire on March 31, 2008.

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

D. Employees

The following tables show the number of full-time employees of Hitachi by industry and geographic segments as of March 31, 2005, 2006 and 2007.

Industry segment

	As of March 31,
	2005	2006	2007
	(Number of employees)
Information & Telecommunication Systems	90,173	90,382	98,257
Electronic Devices	25,943	27,173	28,859
Power & Industrial Systems	84,602	88,019	96,893
Digital Media & Consumer Products	31,302	31,334	36,249
High Functional Materials & Components	55,032	54,687	53,464
Logistics, Services & Others	28,706	28,481	29,258
Financial Services	4,084	4,166	3,914
Corporate	3,230	3,082	3,102

Total	323,072	327,324	349,996

Geographic segment

	As of March 31,
	2005	2006	2007
	(Number of employees)
Japan	225,060	223,636	227,800
Asia	73,702	79,230	93,827
North America	14,447	14,831	15,537
Europe	4,596	4,822	6,322
Other Areas	5,267	4,805	6,510

Total	323,072	327,324	349,996

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

E. Share Ownership

The following table shows the number of shares of common stock of the Company owned by the Directors and Executive Officers as of June 26, 2007. The total amount is 0.03% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Etsuhiko Shoyama	Chairman of the Board	124,000
Kazuo Furukawa	President and Director	66,000
Yoshiki Yagi	Director	108,000
Tadamichi Sakiyama	Director	22,000
Toyoaki Nakamura	Senior Vice President, Executive Officer and Director	7,000
Yoshie Ota	Director	0
Mitsuo Ohashi	Director	0
Akihiko Nomiyama	Director	0
Kenji Miyahara	Director	0
Tohru Motobayashi	Director	17,750
Takeo Ueno	Director	36,000
Isao Uchigasaki	Director	15,000
Michihiro Honda	Director	11,000
Kazuhiro Mori	Executive Vice President and Executive Officer	17,000
Kunihiko Ohnuma	Executive Vice President and Executive Officer	25,100
Junzo Kawakami	Executive Vice President and Executive Officer	31,840
Manabu Shinomoto	Executive Vice President and Executive Officer	37,000
Masahiro Hayashi	Executive Vice President and Executive Officer	30,050
Naoya Takahashi	Senior Vice President and Executive Officer	31,000
Koichiro Nishikawa	Senior Vice President and Executive Officer	51,150
Shozo Saito	Senior Vice President and Executive Officer	41,050
Tadahiko Ishigaki	Senior Vice President and Executive Officer	39,250
Minoru Tsukada	Senior Vice President and Executive Officer	26,000
Stephen Gomersall	Senior Vice President and Executive Officer	0
Akira Maru	Vice President and Executive Officer	8,000
Koji Tanaka	Vice President and Executive Officer	20,000
Toshiaki Higashihara	Vice President and Executive Officer	10,000
Gaku Suzuki	Vice President and Executive Officer	16,000
Hideaki Takahashi	Vice President and Executive Officer	10,000
Junzo Nakajima	Vice President and Executive Officer	15,050
Mitsuo Yamaguchi	Vice President and Executive Officer	21,000
Makoto Ebata	Vice President and Executive Officer	18,000
Kazuhiro Tachibana	Vice President and Executive Officer	19,000
Yasuhiko Honda	Vice President and Executive Officer	16,000
Eiji Takeda	Vice President and Executive Officer	16,000
Takao Koyama	Vice President and Executive Officer	18,000
Kiyoshi Kozuka	Vice President and Executive Officer	11,000
Kenji Ohno	Vice President and Executive Officer	12,000
Toshiaki Kuzuoka	Vice President and Executive Officer	37,000
Masao Hisada	Vice President and Executive Officer	13,000
Hiroyuki Fukuyama	Vice President and Executive Officer	31,150

Total		1,027,390

The aggregate number of shares that may be subscribed for under rights granted to the Directors and Executive Officers, listed above, pursuant to stock option plans approved in June 2003, 2004 and 2005 is 74,000, 252,000 and 322,000 shares, respectively, and constitutes 0.02% of total shares issued. For additional information on the Company’s stock option plan, see “B. Compensation” of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company’s common stock.

Hitachi Employees’ Shareholding Association owned approximately 96,000 thousand shares as of March 31, 2007, which amounted to 2.9% of total shares issued. The association consists of employees of the Company and certain of its subsidiaries. Membership in the association is voluntary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding common stock of the Company as of March 31, 2007 based on the Company’s share register. There has been no significant change in the percentage ownership of the Company’s common stock by any major shareholder during the past three years.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousand shares)
Common stock	NATS CUMCO (note)	380,516	11.3%
Common stock	State Street Bank and Trust Company	246,882	7.3%
Common stock	The Master Trust Bank of Japan, Ltd.	211,919	6.3%

Note: NATS CUMCO is the nominee name for the ADR depositary.

Schedule 13G

In February 2007, the Company received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 14, 2007 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934. The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 12,171,056 ADRs and 186,225,812 ordinary shares as of December 31, 2006, representing 9.1% of the Company’s total issued shares at that time.

In February 2007, the Company received from Dodge & Cox a notice included on Schedule 13G filed on February 8, 2007 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934. The notice indicated that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Dodge & Cox may be deemed to “beneficially own” 17,673,150 ADRs as of December 31, 2006, representing 5.2% of the Company’s total issued shares at that time.

Report of Substantial Shareholdings under the Securities and Exchange Law of Japan

The following statements refer to reports of substantial shareholdings under the Securities and Exchange Law of Japan which the Company received. These filings represent reports on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan (See “Item 10. Additional Information — B. Memorandum and Articles of Association — Reporting of Substantial Shareholdings”). The following statements only include reports from beneficial owners whom the Company recognizes to be held more than 5% of total issued voting shares of the Company as of March 31, 2007.

In October 2006, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated October 16, 2006 indicating that Brandes Investment Partners, L.P. and its affiliates own 295,518,982 shares, representing 8.8% of the Company’s total issued shares as of September 30, 2006, and that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control.

In November 2006, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated November 15, 2006 indicating that Dodge & Cox owns 280,841,000 shares, representing 8.3% of the Company’s total issued shares as of October 31, 2006, and that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control.

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company’s common stock.

As of March 31, 2007, approximately 23.6% of the Company’s common stock was owned by 189 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record.

The Company is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of the Company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

To the knowledge of the Company, as of March 31, 2007, no person was the beneficial owner of more than 10% of any class of the Company’s shares which might give that person significant influence over the Company. In addition, the Company is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

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

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of Directors or Executive Officers of the Company except home loans and loan guarantees extended to a Director and certain Executive Officers by a subsidiary of the Company engaged in the business of financial services. The aggregate outstanding balance of such loans to the Director and Executive Officers as of March 31, 2007 was ¥133 million, and the largest aggregate outstanding balance during fiscal 2006 was ¥152 million. Hitachi believes these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

The Company, certain of its subsidiaries and its equity method affiliates are subject to a number of legal proceedings relating to alleged antitrust violations as follows.

In January 2007, the European Commission ordered the Company, Hitachi Europe Ltd (“Hitachi Europe”), the Company’s wholly owned subsidiary, and Japan AE Power Systems Corporation, an equity method affiliate of the Company which was demerged and succeeded to the gas insulated switchgear (“GIS”) operations of the Company, to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations relating to GIS equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities asking the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued for the fine based on past judgments in the year ended March 31, 2007.

In November 2006, Renesas Technology America, Inc. (“Renesas America”), a subsidiary of Renesas Technology Corp. (“Renesas”), an equity method affiliate of the Company which was demerged and succeeded to the semiconductor operations of the Company centered in system large scale integrations, and Hitachi America, Ltd. (“Hitachi America”), the Company’s wholly owned subsidiary, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In addition, in December 2006, the Company and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs, and Hitachi Displays, Ltd. (“Hitachi Displays”), the Company’s wholly owned subsidiary which was demerged and succeeded to the LCDs operations of the Company, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to LCDs, and Hitachi Displays and IPS Alpha Technology, Ltd., an equity method affiliate of the Company which is engaging in large-sized LCDs business, received requests for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to LCDs.

Although the Company and other named parties do not concede the alleged antitrust violations, the Company and other named parties have cooperated with the above investigations. Depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on the named parties, including the Company. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company, certain of its subsidiaries and its equity method affiliates which are engaged in or had been engaged in semiconductors business and LCD business. These complaints allege violations of various jurisdictions’ antitrust, consumer protection and/or unfair competition laws and seek treble monetary damages, restitution, costs, interest and attorneys’ fees for unspecified amounts. Depending upon the outcome of the above legal proceedings, there may be a material adverse effect on Hitachi’s business, results of operations, cash flows, financial condition, reputation or credibility. Currently, the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company, certain of its subsidiaries and its equity method affiliates are subject to several other legal and arbitration proceedings and claims which have arisen in the ordinary course of business and have not finally adjudicated. However, based upon the information currently available to Hitachi, management of the Company does not expect the outcomes of these legal and arbitration proceedings and claims to have a material effect on Hitachi’s financial condition, results of operations or cash flows.

Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and dividend payout ratio.

The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company after considering its future capital requirement under its business plans, market conditions and other relevant factors.

The Company declared a dividend of ¥6 per share in fiscal 2006. In addition, the Company repurchased its own shares from the market: during the period from May 11, 2006 to May 17, 2006, in an aggregate number of 6,210,000 shares, for an aggregate amount of approximately ¥4.9 billion, and during the period from February 6, 2007 to February 8, 2007, in an aggregate number of 7,200,000 shares, for an aggregate amount of approximately ¥5.8 billion. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information.

B. Significant Changes

In May 2007, the Company and GE entered into an agreement to form joint venture companies in each of the U.S, Canada and Japan. This agreement implemented the letter of intent entered into by both parties in November 2006 which expresses both party’s intent to create a global alliance for their nuclear businesses in order to improve and expand their boiling water reactor technology offerings, and to benefit from synergy in the area of design, manufacturing, construction, maintenance and engineering services. These joint venture companies will engage in the nuclear power systems business, including the construction and the maintenance of nuclear power plants and the provision of related services. In addition, based on the agreement, the U.S. and Canadian companies were established in June 2007 and the Company will transfer its nuclear power systems operations to the Japanese joint venture company in July 2007 by way of a corporate split under the Company Law. The Company expects that the nuclear power market will expand globally. The Company also believes that, by creating synergies with GE, this alliance will enable the Company to expand its nuclear power systems business throughout the world, utilizing GE’s design engineering of an advanced economic and simplified boiling water reactor, and both companies’ accumulated know-how and experience with the construction of nuclear power plants.

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

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2003	997	398	77.950	33.330
2004	835	366	79.170	31.300
2005	850	627	81.350	57.450
2006	874	604	75.400	57.400
2007	936	644	79.760	55.740

Fiscal year ended March 31, 2006
1st quarter	682	604	63.190	57.400
2nd quarter	728	664	64.520	59.680
3rd quarter	848	702	70.100	61.200
4th quarter	874	782	75.400	66.320

Fiscal year ended March 31, 2007
1st quarter	888	709	76.570	61.750
2nd quarter	773	644	67.280	55.740

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
3rd quarter	747	650	62.560	56.570
4th quarter	936	753	79.760	61.920

December 2006	747	669	62.560	58.500
January 2007	848	753	70.100	61.920
February 2007	863	778	71.350	65.260
March 2007	936	786	79.760	68.130
April 2007	947	895	79.200	75.850
May 2007	919	837	76.440	70.160

Notes:

1.	Prices per share of common stock are as reported by the TSE.

2.	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

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

Voting rights

A shareholder is generally entitled to one vote per one unit of shares, as described in this paragraph and under “Unit share system” below. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented and entitled to vote at the meeting. The Company Law and the Company’s articles of incorporation require for the election of Directors a quorum of not less than one-third of the total number of voting rights of all the shareholders who are entitled to vote. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with the Company’s regulations on handling shares, etc.

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

Rights to subscribe for shares of common stock given to the shareholders are not transferable unless otherwise provided by the Company.

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. The Company’s Board of Directors consists of 13 members, five of whom are “outside directors,” as defined under the Company Law. The Company Law defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Company Law nor the Company’s articles of incorporations require the Company’s non-management directors to hold such meetings.

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

Passive foreign investment company rules

The Company does not believe that it was a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for its tax year ending March 31, 2007 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a share of common stock or an ADS, certain adverse tax consequences could apply to such holder.

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

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2007 and 2006, regardless of the consolidated balance sheet classification as follows.

	Carrying amount as of March 31, 2007
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				304,299	304,299
Debt securities	11,231	28,615	39,416	79,262	79,262
Other securities	2,048	4,897	19,683	26,628	26,628
Held-to-maturity securities	43	850	198	1,091	1,090

	Carrying amount as of March 31, 2006
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				344,329	344,329
Debt securities	26,950	31,208	44,235	102,393	102,393
Other securities	49,025	13,363	14,163	76,551	76,551
Held-to-maturity securities	57	1,118	198	1,373	1,390

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

The tables below provide information on Hitachi’s financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2007 and 2006. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all of Hitachi’s foreign currency exposure in its cash flows are eliminated.

	Forward exchange contracts as of March 31, 2007
	Expected maturity date
	2008	2009	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	145,462	—	145,462	511
Average contractual exchange rate (¥/US$)	117.20	—	117.20
Forward exchange contracts
(Pay Euro/receive ¥) contract amount	75,730	—	75,730	(1,438)
Average contractual exchange rate (¥/Euro)	153.34	—	153.34

	Forward exchange contracts as of March 31, 2006
	Expected maturity date
	2007	2008	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	185,589	—	185,589	(1,297)
Average contractual exchange rate (¥/US$)	114.99	—	114.99
Forward exchange contracts
(Pay Euro/receive ¥) contract amount	98,231	—	98,231	(2,022)
Average contractual exchange rate (¥/Euro)	138.77	—	138.77

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

	Long-term debt as of March 31, 2007
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	78,800	89,016	65,500	96,388	10,000	139,979	479,683	476,379
Average interest rate	1.28%	1.30%	1.35%	1.18%	1.15%	1.12%	1.26%

Yen convertible debentures	—	—	100,000	—	—	—	100,000	94,534
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	48,665	30,925	65,944	25,361	4,049	17,513	192,457	188,811
Average interest rate	1.09%	1.17%	1.23%	1.52%	1.59%	1.62%	1.22%

Floating rate (notes and debentures):
Yen debenture	—	3,000	—	—	—	—	3,000	3,000
Average interest rate	—	3.20%	—	—	—	—	3.20%

Yen medium term notes	14,515	14,155	6,160	5,886	4,063	20,169	64,948	64,948
Average interest rate	0.89%	0.93%	0.98%	1.01%	1.13%	1.20%	0.98%

	Long-term debt as of March 31, 2007
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
US$ medium term notes	1,181	3,542	2,950	—	1,181	—	8,854	8,854
Average interest rate	5.47%	5.47%	5.49%	—	5.46%	—	5.47%

HK$ medium term notes	—	—	1,506	—	—	—	1,506	1,506
Average interest rate	—	—	4.20%	—	—	—	4.20%

Fixed and floating rate (loans):
Loans, principally from Banks	153,513	221,718	211,084	29,017	136,051	175,106	926,489	916,624
Average interest rate	1.59%	1.64%	1.36%	1.48%	1.47%	1.57%	1.55%

Weighted average floating rates are based on contractual interest rates as of March 31, 2007.

	Long-term debt as of March 31, 2006
	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	65,600	78,845	89,114	65,000	94,882	139,977	533,418	527,289
Average interest rate	1.31%	1.26%	1.27%	1.33%	1.14%	1.08%	1.26%

Yen convertible debentures	—	—	—	100,000	—	—	100,000	92,823
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	54,297	32,304	25,823	44,522	25,223	10,159	192,328	188,050
Average interest rate	0.84%	1.07%	1.11%	1.16%	1.44%	1.39%	1.04%

US$ medium term notes	4,714	—	—	—	1,753	—	6,467	6,770
Average interest rate	3.85%	—	—	—	5.57%	—	4.74%

Floating rate (notes and debentures):
Yen debenture	—	—	3,000	—	—	—	3,000	3,000
Average interest rate	—	—	2.14%	—	—	—	2.14%

Yen medium term notes	3,028	14,550	3,075	2,138	4,767	22,349	49,907	49,907
Average interest rate	0.80%	0.80%	1.00%	1.08%	1.14%	1.28%	0.97%

US$ medium term notes	1,424	1,175	1,175	591	—	—	4,365	4,365
Average interest rate	5.34%	5.17%	5.18%	5.32%	—	—	5.26%

Fixed and floating rate (loans):
Loans, principally from Banks	114,687	177,075	146,572	133,036	18,504	176,152	766,026	756,569
Average interest rate	2.03%	1.43%	1.08%	1.06%	1.38%	1.37%	1.32%

Weighted average floating rates are based on contractual interest rates as of March 31, 2006.

	Interest rate swaps as of March 31, 2007
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	11,100	17,832	108,180	2,850	2,500	42,500	184,962	417
Average pay rate	1.14%	1.15%	1.09%	1.52%	1.52%	1.51%	1.21%
Average receive rate	0.83%	0.82%	0.74%	0.79%	0.76%	0.76%	0.80%

Fixed to variable	10,652	4,000	15,002	7,000	1,000	18,000	55,654	(277)
Average pay rate	1.38%	1.39%	1.25%	0.63%	0.65%	0.65%	1.13%
Average receive rate	1.59%	1.72%	1.68%	1.45%	1.51%	1.55%	1.61%

Variable to variable	—	—	—	2,000	3,000	22,500	27,500	(721)
Average pay rate	—	—	—	0.56%	0.56%	0.55%	0.56%
Average receive rate	—	—	—	1.28%	1.30%	1.34%	1.29%

Notional amounts (US$):
Variable to fixed	1,416	2,951	3,336	—	—	—	7,703	0
Average pay rate	4.85%	5.02%	4.93%	—	—	—	4.93%
Average receive rate	5.38%	5.38%	5.36%	—	—	—	5.38%

Variable to variable	4,989	—	—	—	1,181	—	6,170	29
Average pay rate	5.30%	—	—	—	5.14%	—	5.23%
Average receive rate	5.38%	—	—	—	5.46%	—	5.41%

Notional amounts (ST£):
Variable to fixed	73,799	48,131	24,181	8,196	—	—	154,307	932
Average pay rate	4.99%	5.10%	5.42%	5.51%	—	—	5.09%
Average receive rate	5.56%	5.55%	5.57%	5.58%	—	—	5.56%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2007.

	Interest rate swaps as of March 31, 2006
	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	18,474	15,060	20,174	102,007	—	—	155,715	1,379
Average pay rate	1.05%	1.01%	1.01%	0.88%	—	—	1.00%
Average receive rate	0.40%	0.37%	0.35%	0.21%	—	—	0.34%

Fixed to variable	41,000	8,004	4,000	15,000	7,000	21,000	96,004	(1,486)
Average pay rate	1.81%	1.03%	1.01%	0.86%	0.10%	0.10%	1.11%
Average receive rate	1.70%	1.62%	1.69%	1.65%	1.42%	1.46%	1.63%

Variable to variable	4,000	1,000	—	—	2,000	23,500	30,500	(1,364)
Average pay rate	0.48%	0.05%	—	—	0.03%	0.03%	0.12%
Average receive rate	0.90%	0.83%	—	—	0.90%	0.94%	0.89%

Notional amounts (US$):
Variable to fixed	2,472	1,409	1,175	587	—	—	5,643	102
Average pay rate	4.14%	4.34%	4.55%	4.17%	—	—	4.26%
Average receive rate	4.65%	4.76%	4.72%	4.66%	—	—	4.69%

Fixed to variable	—	—	—	—	1,762	—	1,762	(8)
Average pay rate	—	—	—	—	4.87%	—	4.87%
Average receive rate	—	—	—	—	5.56%	—	5.56%

Notional amounts (ST£):
Variable to fixed	67,309	59,378	9,202	1,015	—	—	136,904	(103)
Average pay rate	4.84%	4.77%	4.74%	4.61%	—	—	4.81%
Average receive rate	4.59%	4.59%	4.59%	4.57%	—	—	4.59%

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

Evaluation of Disclosure Controls and Procedures

As of March 31, 2007, the Company, under the supervision and with the participation of the Company’s management, including its President and principal financial officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s President and principal financial officer concluded that the Company’s disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) of the Securities Exchange Act of 1934 and to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to the Company and its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including its President and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, the Company’s management concluded that, as of March 31, 2007, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s independent auditors have issued an audit report on the Company’s assessment of its internal control over financial reporting. This report appears on page 73.

Changes in Internal Control Over Financial Reporting

The Company reorganized its internal control over financial reporting by systematizing its internal regulations and manuals relating to U.S. GAAP in fiscal 2006.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table shows fees for audit and other services rendered by Hitachi’s principal accountant for fiscal 2005 and 2006.

	Fiscal 2005	Fiscal 2006
	(Millions of yen)
Audit Fees	2,322	4,494
Audit-Related Fees	221	67
Tax Fees	102	124
All Other Fees	4	11

Total	2,649	4,696

Notes:

1.	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

2.	Ernst & Young ShinNihon served as Hitachi’s principal accountant for fiscal 2005 and fiscal 2006.

Audit Committee Pre-approval Policies and Procedures

In compliance with applicable U.S. law and regulations, the Company’s Audit Committee has established a policy and procedures regarding pre-approval of audit and permissible non-audit services provided by the Company’s independent registered public accounting firm to ensure that the auditors will be independent of management.

Under the policy and procedures, audit and permissible non-audit services to be provided to the Company and its subsidiaries by the independent registered public accounting firm are required to be pre-approved by either the Audit Committee or an Audit Committee member to whom it has delegated authority. Audit services provided to the Company are required to pre-approved by the Audit Committee. The designated Audit Committee member must report the pre-approval decisions to the Audit Committee meeting held after the decisions.

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

The Company currently does not have any publicly announced repurchase plans or programs. The purchases shown below include the repurchase of the Company’s own shares under the plans by resolution of the Board of Directors, the purchase of fractional shares issued due to the share-for-share exchange between the Company and Hitachi Mobile, Co., Ltd. pursuant to the former Commercial Code and the purchase of less-than-one-unit shares from less-than-one-unit shareholders pursuant to the former Japanese Commercial Code and the Company Law.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (Shares)
April 1, 2006 - April 30, 2006	103,291	853.28	—	—
May 1, 2006 - May 31, 2006	6,279,900	804.54	6,210,000	290,000
June 1, 2006 - June 30, 2006	204,054	756.38	—	—
July 1, 2006 - July 31, 2006	162,820	740.27	—	—
August 1, 2006 - August 31, 2006	136,066	720.03	—	—
September 1, 2006 - September 30, 2006	105,985	718.94	—	—
October 1, 2006 - October 31, 2006	106,836	694.64	—	—
November 1, 2006 - November 30, 2006	86,314	686.91	—	—
December 1, 2006 - December 31, 2006	200,954	707.13	—	30,000,000
January 1, 2007 - January 31, 2007	137,421	794.83	—	30,000,000
February 1, 2007 - February 28, 2007	7,349,705	808.30	7,200,000	22,800,000
March 1, 2007 - March 31, 2007	100,771	843.57	—	22,800,000

Total	14,974,117	801.40	13,410,000	—

Notes:

1.	The Company, by resolution of the Board of Directors, determined and announced the repurchase of its own shares in April 2006 and in December 2006 as follows:

(1)	Determined in April 2006
a)	Date of announcement: April 27, 2006
b)	Aggregate amount approved: up to 6,500,000 shares or ¥5 billion.
c)	Purchase period: From May 1, 2006 through May 31, 2006
(2)	Determined in December 2006
a)	Date of announcement: December 19, 2006
b)	Aggregate amount approved: up to 30,000,000 shares or ¥20 billion.
c)	Purchase period: From December 20, 2006 through March 31, 2007

2.	The above repurchase plans determined and announced in April 2006 and December 2006 expired as of May 31, 2006 and as of March 31, 2007, respectively. Therefore, as of the end of March 2007, there are no maximum number of shares that may be purchased under repurchase plans or programs.

PART III

ITEM 17.	FINANCIAL STATEMENTS

		Page Number

Reports of Independent Registered Public Accounting Firm		72

Consolidated Financial Statements of Hitachi, Ltd. and Subsidiaries:

Consolidated Balance Sheets as of March 31, 2007 and 2006		75

Consolidated Statements of Operations for the years ended March 31, 2007, 2006 and 2005		77

Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2007, 2006 and 2005		78

Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005		81

Notes to Consolidated Financial Statements		82

Schedule:

Schedule II	Reserves for the years ended March 31, 2007, 2006 and 2005	140

All other schedules are omitted as permitted by the rules and regulations of the SEC, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Financial statements of affiliates are omitted because none of these meets the 20% level tests.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hitachi, Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

June 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting, appearing at Item 15, that Hitachi, Ltd. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Hitachi, Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hitachi, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007, and our report thereon dated June 26, 2007 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

June 26, 2007

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2006

	Yen (millions)
	2007	2006
Assets
Current assets:
Cash and cash equivalents	617,866	658,255
Short-term investments (note 3)	33,986	162,756

Trade receivables:
Notes (notes 6 and 16)	155,222	128,234
Accounts (note 6)	2,383,752	2,305,122
Allowance for doubtful receivables	(42,959)	(39,975)

Net trade receivables	2,496,015	2,393,381

Investments in leases (notes 5 and 6)	148,456	143,569
Inventories (note 4)	1,450,258	1,262,308
Prepaid expenses and other current assets (note 8)	687,554	547,048

Total current assets	5,434,135	5,167,317

Investments and advances, including affiliated companies (note 3)	1,049,724	1,029,673
Property, plant and equipment (note 5):
Land	465,315	435,961
Buildings	1,842,904	1,748,318
Machinery and equipment	5,850,195	5,522,253
Construction in progress	96,008	74,114

	8,254,422	7,780,646
Less accumulated depreciation	5,565,445	5,320,460

Net property, plant and equipment	2,688,977	2,460,186

Other assets (notes 5, 7, 8 and 10)	1,471,423	1,364,019

Total assets	10,644,259	10,021,195

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2007 and 2006

	Yen (millions)
	2007	2006
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 9)	894,393	752,527
Current portion of long-term debt (notes 5 and 9)	303,214	248,028

Trade payables:
Notes	85,282	68,599
Accounts	1,584,959	1,416,367
Accrued expenses (note 10)	902,164	863,683
Income taxes (note 8)	87,354	66,101
Advances received	284,704	277,887
Other current liabilities (note 8)	525,474	428,259

Total current liabilities	4,667,544	4,121,451

Long-term debt (notes 5 and 9)	1,489,843	1,418,489
Retirement and severance benefits (note 10)	818,457	827,669
Other liabilities (note 8)	151,869	109,006

Total liabilities	7,127,713	6,476,615

Minority interests	1,073,749	1,036,807

Stockholders’ equity:
Common stock (notes 9 and 11)	282,033	282,033
Capital surplus (note 11)	560,796	561,484
Legal reserve and retained earnings (note 12)	1,713,757	1,778,203
Accumulated other comprehensive loss (note 14)	(88,450)	(95,997)
Treasury stock, at cost (note 13)	(25,339)	(17,950)

Total stockholders’ equity	2,442,797	2,507,773

Commitments and contingencies (note 16)
Total liabilities and stockholders’ equity	10,644,259	10,021,195

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Revenues:
Product sales	9,271,456	8,486,190	8,055,179
Financial and other services	976,447	978,611	971,864

Total revenues	10,247,903	9,464,801	9,027,043
Cost of sales:
Product sales	(7,392,146)	(6,683,759)	(6,258,922)
Financial and other services	(696,225)	(703,985)	(702,348)

Total cost of sales	(8,088,371)	(7,387,744)	(6,961,270)
Selling, general and administrative expenses	(1,977,020)	(1,821,045)	(1,786,718)

Impairment losses for long-lived assets (note 17)	(9,918)	(27,408)	(26,797)
Restructuring charges (note 18)	(3,983)	(4,429)	(33,307)
Interest income	25,914	18,170	13,413
Dividends income	6,063	6,421	5,971
Gains on sales of stock by subsidiaries or affiliated companies (note 20)	12,034	393	14,422
Other income (note 19)	58,976	62,609	52,602
Interest charges	(37,794)	(33,265)	(29,057)
Other deductions (note 19)	(31,466)	(3,639)	(11,796)

Income before income taxes and minority interests	202,338	274,864	264,506

Income taxes (note 8)	(162,814)	(154,348)	(149,990)

Income before minority interests	39,524	120,516	114,516

Minority interests	(72,323)	(83,196)	(63,020)

Net income (loss)	(32,799)	37,320	51,496

	Yen
Net income (loss) per share (note 21):
Basic	(9.84)	11.20	15.53
Diluted	(9.87)	10.84	15.15

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
	(notes 9 and 11)	(note 11)	(note 12)	(note 14)	(note 13)

Balance at beginning of year	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		(3,293)	(3,329)	720		(5,902)
Comprehensive loss (note 14):
Net loss			(32,799)			(32,799)
Other comprehensive income, net of reclassification adjustments				29,246		29,246

Comprehensive loss						(3,553)

Adjustment to initially apply SFAS No.158 (note 10)				(22,419)		(22,419)
Cash dividends (note 12)			(28,318)			(28,318)
Acquisition of treasury stock (note 13)					(12,000)	(12,000)
Sales of treasury stock (note 13)		153			748	901
Stock exchange for acquisition (note 13)		2,452			3,863	6,315

Balance at end of year	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

Comprehensive loss (note 14):
Net loss						(32,799)
Other comprehensive income arising during the year						48,517
Reclassification adjustments for net gain included in net loss						(19,271)

Comprehensive loss						(3,553)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2006
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
	(notes 9 and 11)	(note 11)	(note 12)	(note 14)	(note 13)

Balance at beginning of year	282,033	565,360	1,779,198	(301,524)	(17,236)	2,307,831
Decrease arising from equity transaction, net transfer of minority interest, and other		(4,026)	(1,671)	(992)		(6,689)
Comprehensive income (note 14):
Net income			37,320			37,320
Other comprehensive income, net of reclassification adjustments				206,519		206,519

Comprehensive income						243,839

Cash dividends (note 12)			(36,644)			(36,644)
Acquisition of treasury stock (note 13)					(1,058)	(1,058)
Sales of treasury stock (note 13)		150			344	494

Balance at end of year	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

Comprehensive income (note 14):
Net income						37,320
Other comprehensive income arising during the year						221,157
Reclassification adjustments for net gain included in net income						(14,638)

Comprehensive income						243,839

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2005
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
	(notes 9 and 11)	(note 11)	(note 12)	(note 14)	(note 13)

Balance at beginning of year	282,032	551,690	1,760,435	(393,864)	(32,162)	2,168,131
Conversion of convertible debentures	1					1
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		808	1,895	(326)		2,377
Comprehensive income (note 14):
Net income			51,496			51,496
Other comprehensive income, net of reclassification adjustments				92,666		92,666

Comprehensive income						144,162

Cash dividends (note 12)			(34,628)			(34,628)
Acquisition of treasury stock (note 13)					(1,177)	(1,177)
Sales of treasury stock (note 13)		353			478	831
Stock exchange upon a merger (note 13)		12,509			15,625	28,134

Balance at end of year	282,033	565,360	1,779,198	(301,524)	(17,236)	2,307,831

Comprehensive income (note 14):
Net income						51,496
Other comprehensive income arising during the year						97,878
Reclassification adjustments for net gain included in net income						(5,212)

Comprehensive income						144,162

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2007, 2006 and 2005

	Yen (millions)
	2007	2006	2005
Cash flows from operating activities (note 23):
Net income (loss)	(32,799)	37,320	51,496
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	472,175	451,170	425,080
Amortization	149,823	138,727	132,370
Impairment losses for long-lived assets	9,918	27,408	26,797
Deferred income taxes	20,514	33,815	45,310
Equity in (earnings) losses of affiliated companies, net	(11,289)	(8,688)	162
Gain on sale of investments and subsidiaries’ common stock	(53,240)	(46,468)	(54,741)
Impairment of investments in securities	8,309	4,858	9,665
Loss on disposal of rental assets and other property	31,590	8,983	15,202
Income applicable to minority interests	72,323	83,196	63,020
(Increase) decrease in receivables	52,599	(94,078)	103,246
Increase in inventories	(212,028)	(107,069)	(95,191)
(Increase) decrease in prepaid expenses and other current assets	(80,172)	35,947	(29,973)
Increase (decrease) in payables	104,987	107,271	(53,785)
Decrease in accrued expenses and retirement and severance benefits	(21,166)	(30,505)	(26,823)
Increase (decrease) in accrued income taxes	18,623	2,047	(18,861)
Increase (decrease) in other liabilities	38,470	44,060	(408)
Net change in inventory-related receivables from financial services	(9,819)	14,328	(22,036)
Other	56,224	(11,447)	(5,174)

Net cash provided by operating activities	615,042	690,875	565,356

Cash flows from investing activities (note 23):
Decrease in short-term investments	25,054	1,104	47,179
Capital expenditures	(497,771)	(382,386)	(368,896)
Purchase of assets to be leased	(441,614)	(466,681)	(483,192)
Collection of investments in leases	318,063	419,956	301,614
Proceeds from disposal of rental assets and other property	43,982	80,718	90,726
Proceeds from sale of investments and subsidiaries’ common stock	69,842	99,717	112,932
Purchase of investments and subsidiaries’ common stock	(169,530)	(67,643)	(61,711)
Purchase of software	(123,876)	(121,983)	(121,415)
Other	(10,320)	(64,164)	(44,225)

Net cash used in investing activities	(786,170)	(501,362)	(526,988)

Cash flows from financing activities (note 23):
Increase in short-term debt, net	93,917	5,121	27,029
Proceeds from long-term debt	380,646	342,309	533,442
Payments on long-term debt	(309,204)	(551,265)	(599,637)
Proceeds on subsidiaries’ common stock	23,078	2,310	18,077
Dividends paid to stockholders	(28,243)	(36,509)	(34,815)
Dividends paid to minority stockholders of subsidiaries	(20,761)	(17,591)	(16,671)
Acquisition of subsidiaries’ common stock for treasury	(7,075)	(5,449)	(26,508)
Acquisition of common stock for treasury	(12,000)	(1,058)	(1,177)
Proceeds from sales of treasury stock	901	494	831

Net cash provided by (used in) financing activities	121,259	(261,638)	(99,429)

Effect of exchange rate changes on cash and cash equivalents	9,480	21,665	5,380

Net decrease in cash and cash equivalents	(40,389)	(50,460)	(55,681)
Cash and cash equivalents at beginning of year	658,255	708,715	764,396

Cash and cash equivalents at end of year	617,866	658,255	708,715

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

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose fiscal years differ from March 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

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

82	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

A decline in fair value of any available-for-sale, held-to-maturity security or cost-method investment below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investments. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of a held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

83	(Continued)

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

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated. Initially recorded at allocated carrying amount in the period of securitizations, the amount of retained interests is subsequently recorded at fair value as of the balance sheet date in the same manner for the available-for-sale securities.

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

84	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Property, Plant and Equipment

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

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has certain operating segments and, in identifying the reporting unit for the purpose of testing goodwill for impairment, considers disaggregating that operating segment into economically dissimilar components based on specific facts and circumstances, especially the level at which performance of the operating segment is reviewed, how many businesses are included in the operating segment, and the economic similarity of those businesses. In assigning goodwill to reporting units, the Company considers which reporting units are expected to benefit from the synergies of the combination in a manner similar to how the amount of goodwill recognized in a business combination. Fair value is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The principal estimated useful lives are as follows:

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

85	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition.

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” As described in note 10, on March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Prior to the adoption of the recognition provisions of SFAS No. 158, unrecognized gains and losses were amortized using the straight-line method over the average remaining service period of active employees.

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

86	(Continued)

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

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

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

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

87	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery to the customer are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specification is achieved, whichever is appropriate under the relevant contractual terms.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized under the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time-service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. If historical data shows that the accrual of service cost is not fixed but the service is rendered in proportion to the accrual of the cost for the service, revenue is recognized based on the pattern of the cost accrual. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p)	Shipping and handling costs

Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

(q)	Advertising

Advertising costs are expensed as incurred.

(r)	Research and Development Costs

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

(s)	Income Taxes

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

(t)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is recognized in the accompanying consolidated statements of operations.

89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	Net Income Per Share

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

(v)	Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In adopting this statement, the Company applied the modified-prospective-transition method, accordingly, results for prior periods have not been restated. Adoption of this statement had no material effect on the consolidated results of operations of the Company and subsidiaries, and their cash flows for the year ended March 31, 2007.

Prior to April 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principle Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the years ended March 31, 2006 and 2005, the Company recognized no material stock-based compensation expense. SFAS No. 123 prescribed the recognition of compensation expense based on the fair value of options on the grant date and allowed continuous application of APB No. 25 if certain pro forma disclosures were made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income and the per share information for the years ended March 31, 2006 and 2005 are as follows:

90	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006	2005
Net income — as reported	37,320	51,496
Stock-based compensation expense included in reported net income	214	215
Stock-based compensation expense determined under SFAS No. 123	(440)	(459)

Net income — pro forma	37,094	51,252

	Yen
Net income per share:
Basic — as reported	11.20	15.53
Basic — pro forma	11.14	15.45

Diluted — as reported	10.84	15.15
Diluted — pro forma	10.78	15.08

(w)	Disclosures about Segments of an Enterprise and Related Information

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

(x)	Guarantees

The Company recognizes, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	New Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and No. 140.” The amendments made by SFAS No. 155 resolve issues addressed in SFAS No. 133 Implementation Issue No. D1, and require evaluation of interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 155 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140.” This statement provides the guidance for the measurement methods for servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 156 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect of adopting this interpretation on the consolidated financial position or result of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted, however, an entity must also adopt all of the requirements of SFAS No. 157 as of the adoption date. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

(z)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

The Company has reclassified certain balances on the March 31, 2006 consolidated balance sheet to conform to the March 31, 2007 presentation format. The reclassifications had no effect on net income or total shareholders’ equity. These reclassified balances relate to the current and long-term portions of investment in leases and trade receivables which were previously reported in the footnotes to the consolidated financial statements and now separately reflected on the consolidated balance sheet. After reclassification, the noncurrent portions of the trade receivables and investment in leases are included in other assets and the consolidated balance sheet as of March 31, 2006 denotes subtotals for current assets and current liabilities. The amounts of trade receivables and investment in leases reclassified to other assets as of March 31, 2006 are ¥37,300 million and ¥308,188 million, respectively.

93	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007	2006
Investments in securities:
Available-for-sale securities	13,279	75,975
Held-to-maturity securities	43	57
Trading securities	20,664	86,724

	33,986	162,756

Investments and advances, including affiliated companies as of March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007	2006
Investments in securities:
Available-for-sale securities	396,910	447,298
Held-to-maturity securities	1,048	1,316
Securities without readily determinable fair values	72,190	79,321
Investments in affiliated companies	406,324	368,989
Advances and other	173,252	132,749

	1,049,724	1,029,673

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2007 and 2006.

	Yen (millions)
	2007				2006
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	11,260	3	32	11,231	26,956	10	16	26,950
Other securities	2,042	10	4	2,048	49,045	29	49	49,025

	13,302	13	36	13,279	76,001	39	65	75,975
Investments and advances:
Equity securities	127,839	178,152	1,692	304,299	138,449	208,048	2,168	344,329
Debt securities	66,746	1,809	524	68,031	76,838	1,323	2,718	75,443
Other securities	24,103	649	172	24,580	26,972	768	214	27,526

	218,688	180,610	2,388	396,910	242,259	210,139	5,100	447,298

	231,990	180,623	2,424	410,189	318,260	210,178	5,165	523,273

94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2007 and 2006.

	Yen (millions)
	2007				2006
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	—	—	2,413	32	8,279	7	991	9
Other securities	96	4	—	—	1,152	49	—	—

	96	4	2,413	32	9,431	56	991	9
Investments and advances:
Equity securities	9,052	1,261	1,565	431	1,105	111	14,035	2,057
Debt securities	4,069	23	25,504	501	28,152	1,410	13,110	1,308
Other securities	2,703	82	4,516	90	5,007	86	4,717	128

	15,824	1,366	31,585	1,022	34,264	1,607	31,862	3,493

	15,920	1,370	33,998	1,054	43,695	1,663	32,853	3,502

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were ¥83,513 million, ¥60,969 million and ¥60,653 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2007, 2006 and 2005 were ¥43,267 million, ¥22,480 million and ¥15,889 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2007, 2006 and 2005 were ¥176 million, ¥482 million and ¥64 million, respectively.

Trading securities consist mainly of investments in trust accounts. Net unrealized holding gains on trading securities as of March 31, 2007, 2006 and 2005 were ¥2,684 million, ¥7,556 million and ¥2,223 million, respectively, and were classified as other income in the consolidated statements of operations.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of March 31, 2007 are as follows:

	Yen (millions)
	Held-to- maturity	Available- for-sale	Total
Due within five years	850	33,512	34,362
Due after five years through ten years	198	19,884	20,082
Due after ten years	—	39,215	39,215

	1,048	92,611	93,659

95	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2007 and 2006 were ¥68,741 million and ¥75,764 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2007 and 2006, were ¥190,632 million and ¥184,504 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2007 and 2006 were ¥93,957 million and ¥91,191 million, respectively.

As of March 31, 2007 and 2006, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥15,190 million and ¥13,576 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2007 and 2006, equity-method goodwill included in investments in certain affiliated companies were ¥5,062 million and ¥11,848 million, respectively.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Yen (millions)
	2007	2006
Current assets	1,402,438	1,293,236
Non-current assets	1,012,226	965,574
Current liabilities	1,138,964	1,106,243
Non-current liabilities	338,384	319,149

	Yen (millions)
	2007	2006	2005
Revenues	2,574,034	2,302,913	2,588,526
Gross profit	394,762	370,979	432,615
Net income	24,664	22,177	1,850

96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

	Yen (millions)
	2007	2006
Trade receivables	144,610	166,484
Trade payables	85,517	64,654

	Yen (millions)
	2007	2006	2005
Revenues	589,103	535,084	559,954
Purchases	379,772	315,356	362,771

(4)	Inventories

Inventories as of March 31, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2007	2006
Finished goods	578,060	420,943
Work in process	637,536	654,943
Raw materials	234,662	186,422

	1,450,258	1,262,308

97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2007 amounted to ¥1,857,654 million and ¥1,436,822 million, respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2007 and the future minimum lease receivables of financing leases as of March 31, 2006:

	Yen (millions)
	2007
Years ending March 31	Financing leases	Operating leases
2008	167,166	76,573
2009	137,184	58,625
2010	101,605	38,630
2011	64,166	20,688
2012	31,311	8,251
Thereafter	68,910	14,081

Total minimum payments to be received	570,342	216,848

Amount representing executory costs	(27,188)
Unearned income	(38,357)
Allowance for doubtful receivables	(4,289)

Net investment in financing leases	500,508
Less current portion of net investment in financing leases, included in investments in leases	148,456

Long-term net investment in financing leases, included in other assets	352,052

	Yen (millions)
	2006
	Financing leases
Total minimum payments to be received	512,322
Amount representing executory costs	(20,449)
Unearned income	(33,934)
Allowance for doubtful receivables	(6,182)

Net investment in financing leases	451,757
Less current portion of net investment in financing leases, included in investments in leases	143,569

Long-term net investment in financing leases, included in other assets	308,188

98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries lease certain manufacturing machinery and equipment used in their operations. The amount of leased assets at cost under capital leases as of March 31, 2007 and 2006 amounted to ¥43,406 million and ¥33,516 million, respectively, and accumulated depreciation as of March 31, 2007 and 2006 amounted to ¥26,070 million and ¥19,307 million, respectively.

In March 2006, a certain subsidiary sold its land for proceeds of ¥10,560 million, and entered into a lease back agreement for a portion of the land. The lease back is classified as an operating lease with a term of 25 years. The gain of the leased back portion in the amount of ¥2,736 million has been deferred and is being recognized over the lease term.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2007:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2008	6,848	12,488
2009	4,898	10,099
2010	2,369	6,839
2011	1,238	3,274
2012	811	2,928
Thereafter	941	12,218

Total minimum lease payments	17,105	47,846

Amount representing executory costs	(357)
Amount representing interest	(628)

Present value of net minimum lease payments	16,120
Less current portion of capital lease obligations	6,540

Long-term capital lease obligations	9,580

(6)	Securitizations

For the years ended March 31, 2007, 2006 and 2005, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPE) and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to the subsidiaries’ other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investors’ interests. For the years ended March 31, 2007, 2006 and 2005, gains recognized on the sale of lease receivables amounted to ¥17,475 million, ¥21,619 million and ¥12,985 million, respectively.

99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2007, 2006 and 2005:

	Yen (millions)
	2007	2006	2005
Proceeds from transfer of lease receivables	327,741	436,919	310,668
Servicing fees received	60	43	22
Purchases of delinquent or ineligible assets	(32,299)	(28,074)	(25,717)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2007 is as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,191,923	678	1,166
Assets transferred	(691,415)

Assets held in portfolio	500,508

As of March 31, 2007, the amount of the subordinated interests retained relating to these securitizations was ¥92,417 million.

Key economic assumptions used in measuring the fair value of the subordinated interests resulting from securitizations completed during the year ended March 31, 2007 are as follows:

2007
Weighted average life (in years)	5.1
Expected credit loss	0.00-0.03%
Discount rate	1.28-1.41%

Key economic assumptions used in measuring the fair value of the subordinated interests as of March 31, 2007 are as follows:

2007
Weighted average life (in years)	3.4
Expected credit loss	0.00-0.03%
Discount rate	0.77-1.41%

100	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions are as follows:

Yen (millions)
2007
Expected credit loss:
Impact on fair value of 10% adverse change	(221)
Impact on fair value of 20% adverse change	(457)
Discount rate:
Impact on fair value of 10% adverse change	(283)
Impact on fair value of 20% adverse change	(568)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption of the fair value of the interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

For the years ended March 31, 2007, 2006 and 2005, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2007, 2006 and 2005, proceeds from the transfer of trade receivables were ¥1,534,508 million, ¥1,361,784 million and ¥1,252,656 million, respectively, and losses recognized on those transfers were ¥7,030 million, ¥2,445 million and ¥3,388 million, respectively.

(7)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2007, 2006 and 2005 amounted to ¥181,226 million, ¥190,207 million and ¥228,085 million, respectively, and related amortization expense during the years ended March 31, 2007, 2006 and 2005 amounted to ¥149,823 million, ¥138,727 million and ¥132,370 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the year ended March 31, 2007, 2006 and 2005 were ¥58,043 million, ¥52,705 million and ¥57,293 million, respectively.

101	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible assets other than goodwill included in other assets as of March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Amortized intangible assets:
Software	467,829	363,280	104,549	431,208	318,794	112,414
Software for internal use	495,571	295,443	200,128	432,952	242,182	190,770
Patents	133,650	55,683	77,967	127,130	40,103	87,027
Other	119,446	75,466	43,980	104,523	71,502	33,021

	1,216,496	789,872	426,624	1,095,813	672,581	423,232

Indefinite-lived intangible assets	8,369	—	8,369	7,753	—	7,753

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2008	127,158
2009	100,487
2010	65,115
2011	46,226
2012	28,128

The changes in the carrying amount of goodwill for the years ended March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007	2006
Balance at beginning of the year	64,210	45,898
Acquired during the year	85,250	15,271
Impairment loss	(1,743)	(1,452)
Translation adjustment and other	714	4,493

Balance at end of the year, included in other assets	148,431	64,210

The major components of goodwill acquired during the year ended March 31, 2007 were related to the acquisition of the noncontrolling interests in a subsidiary, NEOMAX Co.,Ltd. and the interests in Clarion Co.,Ltd.

102	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Income Taxes

Components of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2007
	Domestic	Foreign	Total
Income (loss) before income taxes and minority interests	218,136	(15,798)	202,338
Income taxes:
Current tax expense	108,962	33,338	142,300
Deferred tax expense (benefit)	28,735	(8,221)	20,514

	137,697	25,117	162,814

	Yen (millions)
	2006
	Domestic	Foreign	Total
Income before income taxes and minority interests	242,786	32,078	274,864
Income taxes:
Current tax expense	99,753	20,780	120,533
Deferred tax expense	21,915	11,900	33,815

	121,668	32,680	154,348

	Yen (millions)
	2005
	Domestic	Foreign	Total
Income before income taxes and minority interests	212,424	52,082	264,506
Income taxes:
Current tax expense	85,263	19,417	104,680
Deferred tax expense	41,847	3,463	45,310

	127,110	22,880	149,990

103	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (millions)
	2007	2006	2005
Continuing operations:
Current tax expense	142,300	120,533	104,680
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	(25,298)	(5,716)	23,672
Change in valuation allowance	45,812	39,531	21,638

	162,814	154,348	149,990
Other comprehensive income (loss), net of reclassification adjustments:
Minimum pension liability adjustments	15,540	75,306	77,535
Net unrealized holding gain on available-for-sale securities	(7,204)	39,562	3,115
Cash flow hedges	474	985	(523)

	8,810	115,853	80,127

Adjustment to initially apply SFAS No.158	(16,847)	—	—

	154,777	270,201	230,117

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the years ended March 31, 2007, 2006 and 2005.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company had consolidated, for Japanese tax purposes, all wholly-owned domestic subsidiaries.

104	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2007	2006	2005
Combined statutory income tax rate	40.6%	40.6%	40.6%
Equity in (earnings) losses of affiliated companies	(2.3)	(1.3)	0.0
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	7.6	0.2	2.6
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	(0.4)	1.1	1.6
Expenses not deductible for tax purposes	9.0	5.4	4.6
Change in valuation allowance	22.6	14.4	8.2
Difference in statutory tax rates of foreign subsidiaries	2.8	(4.0)	(2.1)
Other	0.6	(0.2)	1.2

Effective income tax rate	80.5%	56.2%	56.7%

An increase in valuation allowance for the year ended March 31, 2007 resulted mainly from provisions recorded for anticipated losses on certain long-term contracts as discussed in note 16 for which realization of the corresponding deferred tax asset is unlikely.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2007 and 2006 are presented below:

	Yen (millions)
	2007	2006
Total gross deferred tax assets:
Retirement and severance benefits	303,134	300,732
Accrued expenses	243,383	221,107
Property, plant and equipment, due to differences in depreciation	34,335	33,356
Net operating loss carryforwards	136,497	136,399
Other	304,970	323,299

	1,022,319	1,014,893
Valuation allowance	(313,078)	(282,295)

	709,241	732,598
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(31,196)	(32,548)
Tax purpose reserves regulated by Japanese tax laws	(15,905)	(20,944)
Net unrealized gain on securities	(74,580)	(78,337)
Other	(30,621)	(34,175)

	(152,302)	(166,004)

Net deferred tax asset	556,939	566,594

105	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” as of March 31, 2007 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2007	2006
Prepaid expenses and other current assets	23,550	16,187
Other assets	55,133	58,325

	78,683	74,512

Net deferred tax assets as of March 31, 2007 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2007	2006
Prepaid expenses and other current assets	328,099	281,347
Other assets	277,232	325,526
Other current liabilities	(1,214)	(2,390)
Other liabilities	(47,178)	(37,889)

Net deferred tax asset	556,939	566,594

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2007 and 2006 were an increase of ¥30,783 million and ¥85,484 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2007.

As of March 31, 2007, the Company and various subsidiaries have operating loss carryforwards of ¥368,908 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥274,048 million expire by March 31, 2012, and ¥94,860 million expire in various years thereafter or do not expire.

106	(Continued)

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

107	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2007	2006
Borrowings, mainly from banks	424,936	305,139
Commercial paper	414,010	394,396
Borrowings from affiliates	55,447	52,992

	894,393	752,527

The weighted average interest rate on short-term debt outstanding as of March 31, 2007 and 2006 was 0.6% and 0.1%.

The components of long-term debt as of March 31, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2007	2006
Unsecured notes and debentures:
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2010, interest 0.7% debenture	49,888	49,882
Due 2015, interest 1.56% debenture	49,979	49,977
Due 2008, interest 0.52% debenture	5,000	5,000
Due 2010, interest 0.74% debenture	5,000	5,000
Due 2007–2018, interest 0.26–3.00%, issued by subsidiaries	560,581	599,626
Unsecured convertible debentures:
Series A, due 2009, zero coupon	50,000	50,000
Series B, due 2009, zero coupon	50,000	50,000
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2007–2017, interest 1.09–4.65%	43,755	43,244
Unsecured, maturing 2007–2026, interest 0.52–5.74%	882,734	722,782
Capital lease obligations	16,120	11,006

	1,793,057	1,666,517
Less current portion	303,214	248,028

	1,489,843	1,418,489

108	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2008 are as follows:

Years ending March 31	Yen (millions)
2009	367,037
2010	455,357
2011	157,768
2012	156,046
Thereafter	353,635

1,489,843

Short-term and long-term debt above as of March 31, 2007 include secured borrowings of ¥8,271 million and ¥39,394 million, respectively, resulting from the transfer of financial assets which does not meet the criteria for a sale pursuant to SFAS No. 140 and is accounted for as secured borrowings with pledge of collateral.

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

In October, 2004, the Company issued Euro yen zero coupon convertible bonds. The bonds consist of ¥50,000 million series A zero coupon convertible bonds due 2009 and ¥50,000 million series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price was ¥1,009 per share for both bonds at which time the fair value of the Company’s common stock was ¥686. In accordance with the terms of the debenture, the conversion price was adjusted to ¥822 on October 19, 2005 for series A zero coupon convertible bonds and on April 19, 2006 for series B zero coupon convertible bonds. The conversion prices will be adjusted on October 19, 2007 for series A zero coupon convertible bonds and on April 19, 2008 for series B zero coupon convertible bonds. The prices will be 95% (rounded upwards to the nearest one yen) of the average closing prices of the Company’s shares on the Tokyo Stock Exchange for 30 consecutive trading days up to each conversion date, but no less than ¥822. During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company’s shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at its option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008.

109	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Retirement and Severance Benefits

(a)	Defined benefit plans

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

In addition to unfunded defined benefit pension plans, the Company and certain subsidiaries make contributions to a number of defined benefit pension plans. During the years ended March 31, 2007, 2006 and 2005, the Company and certain subsidiaries amended certain of their defined benefit plans to cash balance plans.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plan’s funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet as of March 31, 2007 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended March 31, 2007, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 as of March 31, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Before Application of SFAS No.158.”

110	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Before application of SFAS No.158	Adjustment	After application of SFAS No.158
Prepaid expenses and other current assets	676,287	11,267	687,554
Investments and advances, including affiliated companies	1,052,979	(3,255)	1,049,724
Other assets	1,418,075	53,348	1,471,423
Accrued expenses	870,107	32,057	902,164
Retirement and severance benefits	760,199	58,258	818,457
Minority interests	1,080,285	(6,536)	1,073,749
Accumulated other comprehensive loss	(66,031)	(22,419)	(88,450)

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2007, 2006 and 2005 consists of the following components:

	Yen (millions)
	2007	2006	2005
Service cost	72,648	74,131	85,500
Interest cost	55,888	56,166	63,637
Expected return on plan assets for the period	(40,253)	(34,045)	(33,749)
Amortization of transition asset	—	—	(208)
Amortization of prior service benefit	(18,571)	(17,381)	(13,842)
Recognized actuarial loss	56,388	67,678	100,274
Transfer to defined contribution pension plan	1,039	(87)	3,223
Derecognition of previously accrued salary progression due to transfer of substitutional portion	—	(5,956)	(16,235)
Recognition of deferred actuarial losses due to transfer of substitutional portion	—	26,193	105,758
Curtailment and settlement loss	—	—	173
Employees’ contributions	(362)	(731)	(3,187)

Net periodic benefit cost	126,777	165,968	291,344
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	—	(30,593)	(165,247)

	126,777	135,375	126,097

Prior to the adoption of the recognition provisions of SFAS No.158, unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss were amortized using the straight-line method over the average remaining service period of active employees.

111	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the year ending March 31, 2008 are as follows:

Yen (millions)
Prior service benefit	(15,136)
Actuarial loss	51,357

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

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and all the subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2006. Consequently, the Company and all the subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government during the years ended March 31, 2006 and 2005.

The Company and certain subsidiaries accounted for the entire separation process as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

112	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Yen (millions)
	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	2,230,300	2,307,266
Service cost	72,648	74,131
Interest cost	55,888	56,166
Plan amendments	(1,486)	(7,844)
Actuarial loss	15,038	5,105
Benefits paid	(125,370)	(139,896)
Acquisitions and divestitures	22,184	2,339
Transfer to defined contribution pension plan	(10,713)	(1,644)
Transfer of substitutional portion	—	(70,823)
Foreign currency exchange rate changes	3,769	5,500

Benefit obligation at end of year	2,262,258	2,230,300

Change in plan assets:
Fair value of plan assets at beginning of year	1,354,723	1,159,007
Actual return on plan assets	67,017	200,792
Employers’ contributions	130,904	124,577
Employees’ contributions	1,211	731
Benefits paid	(88,857)	(100,157)
Acquisitions and divestitures	4,351	1,122
Transfer to defined contribution pension plan	(3,612)	(660)
Transfer of substitutional portion	—	(34,274)
Foreign currency exchange rate changes	3,187	3,585

Fair value of plan assets at end of year	1,468,924	1,354,723

Funded status	(793,334)	(875,577)

Amounts recognized in the consolidated balance sheet as of March 31, 2007 are as follows:

Yen (millions)
2007
Other assets	57,180
Accrued expenses	(32,057)
Retirement and severance benefit	(818,457)

(793,334)

113	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts recognized in accumulated other comprehensive loss as of March 31, 2007 consist of:

Yen (millions)
2007
Prior service benefit	(210,853)
Actuarial loss	473,548

262,695

The funded status as of March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet at that date is as follows:

Yen (millions)
2006
Funded status	(875,577)
Unrecognized prior service benefit	(227,851)
Unrecognized actuarial loss	548,019

Net amount recognized in the consolidated balance sheet	(555,409)

Amounts recognized in the consolidated balance sheet as of March 31, 2006 consist of:

Yen (millions)
2006
Prepaid benefit cost	9,870
Accrued benefit cost	(827,669)
Intangible asset	915
Accumulated other comprehensive loss	261,475

Net amount recognized	(555,409)

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2007	2006
Discount rate	2.5%	2.5%
Rate of compensation increase	2.7%	2.5%

114	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	2.5%	2.5%	2.5%
Expected long-term return on plan assets	3.0%	3.0%	3.0%
Rate of compensation increase	2.5%	2.9%	3.1%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,146,366 million as of March 31, 2007 and ¥2,112,216 million as of March 31, 2006.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Yen (millions)
	2007	2006
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	1,661,271	1,988,054
Plan assets	897,158	1,217,060
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	1,868,066	2,144,176
Plan assets	1,017,552	1,261,697

Asset allocations for the pension plans as of March 31, 2007 and 2006 and target asset allocation by asset category are as follows:

	2007	2006	Target allocation
Equity securities	39.1%	44.7%	37.7%
Debt securities	31.3	31.3	35.3
Investment trusts	14.0	11.3	17.6
Cash	7.1	3.7	2.9
Life insurance company general accounts	5.5	6.1	4.9
Other	3.0	2.9	1.6

	100.0%	100.0%	100.0%

115	(Continued)

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

The Company and its subsidiaries expect to contribute ¥125,067 million to their defined benefit plans for the year ending March 31, 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)
2008	121,362
2009	123,534
2010	127,369
2011	126,063
2012	131,027
2013-2017	607,646

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2007, 2006 and 2005 were ¥11,971 million, ¥11,776 million and ¥10,749 million, respectively.

116	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Common Stock

The Company has authorized issuance of 10 billion shares of common stock.

For issued shares, changes in shares and the amount of common stock for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2004	3,368,124,876	282,032
Issued upon conversion of convertible debentures	1,180	1

Balance as of March 31, 2005, 2006 and 2007	3,368,126,056	282,033

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code, the former Japanese Company Law, by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

(12)	Legal Reserve and Retained Earnings, and Dividends

The Japanese Company Law provides that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid as dividends should be appropriated as a capital surplus or a legal reserve until the total of capital surplus and legal reserve equals 25 percent of stated common stock. In addition to transfer from capital surplus to stated common stock, either capital surplus or legal reserve may be available for dividends by resolution of the shareholders’ meeting.

Dividends during the years ended March 31, 2007, 2006 and 2005 represent dividends declared during those years. On May 16, 2007, the Board of Directors approved a cash dividend for the second half of the year ended March 31, 2007 of ¥3.0 per share, aggregating ¥9,975 million. No provision has been made in the accompanying consolidated financial statements for this cash dividend.

Cash dividends per share for the years ended March 31, 2007, 2006 and 2005 were ¥6.0, ¥11.0 and ¥11.0, respectively, based on dividends declared with respect to earnings for the periods.

117	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Treasury Stock

The Japanese Company Law (JCL) allows a company to acquire treasury stock upon shareholders’ approval to the extent that sufficient distributable funds are available. If the Board of Directors’ authority is stated in the articles of incorporation, a company is allowed to acquire treasury stock not upon shareholders’ approval but Board of Directors’ approval. In this connection, acquisition of treasury stock is allowed under the Company’s articles of incorporation.

Pursuant to the provisions of the JCL, shareholders may request the company to acquire their shares less than a minimum trading lot as shares less than a minimum trading lot cannot be publicly traded and such a shareholder holding less than a minimum trading lot cannot exercise a voting right and other shareholders’ rights except as provided in the JCL or the articles of incorporation. The JCL also states that a shareholder holding shares less than a minimum trading lot may request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot if entitled under the articles of incorporation. In this connection, sale of treasury stock is allowed under the Company’s articles of incorporation.

The changes in treasury stock for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2004	70,109,973	32,162
Acquisition for treasury	1,697,685	1,177
Sales of treasury stock	(1,321,295)	(478)
Stock exchange upon a merger (note 27)	(33,937,141)	(15,625)

Balance as of March 31, 2005	36,549,222	17,236
Acquisition for treasury	1,440,676	1,058
Sales of treasury stock	(708,603)	(344)

Balance as of March 31, 2006	37,281,295	17,950
Acquisition for treasury	14,974,117	12,000
Sales of treasury stock	(1,265,158)	(748)
Stock exchange for acquisition	(8,023,820)	(3,863)

Balance as of March 31, 2007	42,966,434	25,339

In April 2006, the Board of Directors approved the acquisition of treasury stock up to 6,500,000 shares of the Company’s common stock for an aggregate acquisition amount not exceeding ¥5,000 million during May 2006. The Company acquired a total of 6,210,000 shares for ¥4,996 million during the period.

In December 2006, the Board of Directors approved the acquisition of treasury stock up to 30,000,000 shares of the Company’s common stock for an aggregate acquisition amount not exceeding ¥20,000 million by the end of March 2007. The Company acquired a total of 7,200,000 shares for ¥5,817 million during the period.

118	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders’ equity is classified as follows:

	Yen (millions)
	2007	2006	2005
Foreign currency translation adjustments:
Balance at beginning of year	(43,426)	(90,904)	(95,786)
Other comprehensive income, net of reclassification adjustments	21,764	48,435	5,320
Net transfer from (to) minority interests	756	(957)	(438)

Balance at end of year	(20,906)	(43,426)	(90,904)

Minimum pension liability adjustments:
Balance at beginning of year	(145,903)	(242,672)	(329,536)
Other comprehensive income	22,030	96,808	86,541
Net transfer from (to) minority interests	(37)	(39)	323
Transfer to pension liability adjustments	123,910	—	—

Balance at end of year	—	(145,903)	(242,672)

Pension liability adjustments:
Transfer from minimum pension liability adjustments	(123,910)
Adjustment to initially apply SFAS No.158 (note 10)	(22,419)

Balance at end of year	(146,329)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	92,626	32,996	31,499
Other comprehensive income (loss), net of reclassification adjustments	(14,744)	59,624	1,458
Net transfer from minority interests	1	6	39

Balance at end of year	77,883	92,626	32,996

Cash flow hedges:
Balance at beginning of year	706	(944)	(41)
Other comprehensive income (loss), net of reclassification adjustments	196	1,652	(653)
Net transfer to minority interests	0	(2)	(250)

Balance at end of year	902	706	(944)

Total accumulated other comprehensive loss:
Balance at beginning of year	(95,997)	(301,524)	(393,864)
Other comprehensive income, net of reclassification adjustments	29,246	206,519	92,666
Net transfer from (to) minority interests	720	(992)	(326)
Adjustment to initially apply SFAS No.158 (note 10)	(22,419)	—	—

Balance at end of year	(88,450)	(95,997)	(301,524)

119	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2007, 2006 and 2005 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Yen (millions)
	2007
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	19,532	—	19,532
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	14,230	(7,098)	7,132
Cash flow hedges	(173)	(4)	(177)

	73,058	(24,541)	48,517
Reclassification adjustments for net gain included in net loss:
Foreign currency translation adjustments	2,232	—	2,232
Net unrealized holding gain on available-for-sale securities	(37,126)	15,250	(21,876)
Cash flow hedges	552	(179)	373

	(34,342)	15,071	(19,271)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	21,764	—	21,764
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	(22,896)	8,152	(14,744)
Cash flow hedges	379	(183)	196

	38,716	(9,470)	29,246

120	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	51,492	—	51,492
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	120,305	(48,742)	71,563
Cash flow hedges	2,385	(1,091)	1,294

	334,836	(113,679)	221,157
Reclassification adjustments for net gain included in net income:
Foreign currency translation adjustments	(3,057)	—	(3,057)
Net unrealized holding gain on available-for-sale securities	(20,096)	8,157	(11,939)
Cash flow hedges	239	119	358

	(22,914)	8,276	(14,638)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	48,435	—	48,435
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	100,209	(40,585)	59,624
Cash flow hedges	2,624	(972)	1,652

	311,922	(105,403)	206,519

121	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2005
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	4,650	—	4,650
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	13,174	(5,627)	7,547
Cash flow hedges	(1,233)	373	(860)

	163,754	(65,876)	97,878
Reclassification adjustments for net gain included in net income:
Foreign currency translation adjustments	670	—	670
Net unrealized holding gain on available-for-sale securities	(10,566)	4,477	(6,089)
Cash flow hedges	259	(52)	207

	(9,637)	4,425	(5,212)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	5,320	—	5,320
Minimum pension liability adjustments	147,163	(60,622)	86,541
Net unrealized holding gain on available-for-sale securities	2,608	(1,150)	1,458
Cash flow hedges	(974)	321	(653)

	154,117	(61,451)	92,666

122	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Pledged Assets

As of March 31, 2007, the Company and certain subsidiaries pledged a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

Yen (millions)
Cash and cash equivalents	75
Other current assets	2,509
Investments and advances	578
Land	7,111
Buildings	7,719
Machinery and equipment	8,174
Other assets	3

26,169

In addition to the above, prepaid expenses and other current assets as of March 31, 2007 include restricted cash of ¥10,388 million as compensating balance for short-term borrowing arrangements.

(16)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥39,086 million as of March 31, 2007.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2007, the undiscounted maximum potential future payments under such guarantees amounted to ¥462,619 million. The Company has accrued ¥6,629 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2007 is as follows:

Yen (millions)
Total commitment available	676,359
Less amount utilized	25,279

Balance available	651,080

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

123	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of March 31, 2007 amounted to ¥850,867 million.

As of March 31, 2007, outstanding commitments for the purchase of property, plant and equipment were approximately ¥103,809 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of March 31, 2007 and 2006, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2007	2006
Notes discounted	4,405	4,478
Notes endorsed	4,945	6,433

	9,350	10,911

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2007	2006	2005
Balance at beginning of year	81,450	74,046	61,417
Expense recognized upon issuance of warranties	53,994	59,550	61,696
Usage	(53,646)	(56,177)	(48,996)
Other, including effect of foreign currency translation	518	4,031	(71)

Balance at end of year	82,316	81,450	74,046

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued for the year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company.

124	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries make provisions for anticipated losses on long-term contracts, including changes in the estimates for such provisions, in the period in which they become evident. The effect of a change in the estimated provision for anticipated losses on certain long-term contracts was to increase consolidated net loss for the year ended March 31, 2007 by ¥70,915 million, or ¥21.28 per share (basic).

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine in the year ended March 31,2007.

In November 2006, a subsidiary and an affiliate of the Company in the U.S. received a request for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In addition, in December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received requests for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays.

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada. Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(17)	Impairment Losses for Long-Lived Assets

For the year ended March 31, 2007, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The High Functional Materials & Components division recognized a loss of ¥4,351 million primarily due to a specific type of material for semiconductors that was projected to have lower production because of smaller demand in the market. The Digital Media & Consumer Products division recognized a loss of ¥1,305 million primarily due to a specific type of electronic parts that was projected to have lower production because of smaller demand in the market. The Electronic Devices division recognized a loss of ¥1,294 million primarily due to projection television tubes that were scheduled to reduce their production. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

125	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2006, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in the U.S. and Japan, which primarily consisted of ¥11,631 million in the Information & Telecommunication Systems division, ¥7,265 million in the Electronic Devices division and ¥4,120 million in the High Functional Materials & Components division. These losses were mainly the result of changes in the extent or manner the assets were used. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the year ended March 31, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥8,517 million in the Electronic Devices division, ¥4,954 million in the High Functional Materials & Components division and ¥4,453 million in the Corporate division. These losses were mainly the result of changes in the extent or manner the assets were used. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

(18)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Yen (millions)
	2007	2006	2005
Special termination benefits	3,868	2,786	29,426
Loss on fixed assets	115	1,643	3,881

	3,983	4,429	33,307

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Yen (millions)
	2007	2006	2005
Balance at beginning of the year	1,106	14,389	908
New charges	3,868	2,786	29,426
(employees to be terminated)	554	691	3,714
Cash payments	(4,931)	(16,158)	(15,939)
(employees actually terminated)	863	1,861	2,334
Foreign currency exchange rate changes	1	89	(6)

Balance at end of the year	44	1,106	14,389

126	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The restructuring charges for the year ended March 31, 2007 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the High Functional Materials & Components division and Information & Telecommunication Systems division.

The restructuring charges for the year ended March 31, 2006 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the Electronic Devices division and loss on fixed assets in the High Functional Materials & Components division.

The following represent significant restructuring activities for the year ended March 31, 2005 by business line:

1.	Information & Telecommunication Systems division restructured in order to strengthen its business structure primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥16,666 million. The liabilities for special termination benefits amounting to ¥9,599 million at March 31, 2005 were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥16,708 million.

2.	Digital Media & Consumer Products division restructured mainly its digital media plants in order to reorganize digital media operations primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥8,080 million. The liabilities for special termination benefits amounting to ¥2,696 million were paid by March 2006. Total restructuring charges during the year ended March 31, 2005 amounted to ¥9,685 million.

3.	High Functional Materials & Components division restructured its magnetic materials operations and cable operations in order to strengthen its management structure. The accrued special termination benefits expensed during the year ended March 31, 2005 amounted to ¥1,711 million and were paid by March 2005. Total restructuring charges during the year ended March 31, 2005 amounted to ¥3,945 million.

(19)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2007, 2006 and 2005.

	Yen (millions)
	2007	2006	2005
Net gain on securities	47,687	46,402	46,463
Equity in earnings (losses) of affiliated companies	11,289	8,688	(162)
Net loss on sale and disposal of rental assets and other property	(24,611)	(3,107)	(9,545)
Exchange gain (loss)	(3,029)	4,000	4,389

127	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Sales of Stock by Subsidiaries or Affiliated Companies

In February 2007, Opnext, Inc., a subsidiary which designs and manufactures optical modules and components, issued 12,536,406 shares of common stock at $15 per share to third parties with the initial public offering and the Company sold a portion of the investment in Opnext, Inc. As a result of the issuance of new shares and sale of the investment, the Company’s ownership interest of common stock decreased from 67.3% to 43.9% at March 31, 2007 and the remaining investment is accounted for under the equity method. The Company provided deferred tax liability on this gain.

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

128	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	Number of shares
	2007	2006	2005
Weighted average number of shares on which basic net income (loss) per share is calculated	3,331,918,803	3,331,116,787	3,316,354,127
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	54,619,248	22,265,365
Series B zero coupon convertible bonds	—	49,554,013	22,265,365
Stock options	158,778	143,341	215,813

Number of shares on which diluted net income (loss) per share is calculated	3,332,077,581	3,435,433,389	3,361,100,670

	Yen (millions)
	2007	2006	2005
Net income (loss) applicable to common stockholders	(32,799)	37,320	51,496
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	2	1
Series B zero coupon convertible bonds	—	2	1
Other	(92)	(77)	(579)

Net income (loss) on which diluted net income (loss) per share is calculated	(32,891)	37,247	50,919

	Yen
Net income (loss) per share:
Basic	(9.84)	11.20	15.53
Diluted	(9.87)	10.84	15.15

The net income per share computation for the year ended March 31, 2005 excludes 7th series convertible bonds because their effect would have been antidilutive. The 7th series convertible bonds were redeemed in September 2004. The net loss per share computation for the year ended March 31, 2007 excludes all the convertible bonds because their effect would have been antidilutive. In addition, the net income (loss) per share computation excludes some stock options because their effect would have been antidilutive.

129	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Supplementary Income Information

	Yen (millions)
	2007	2006	2005
Taxes other than income taxes consist of the following:
Property	39,440	39,975	39,597
Welfare	213,852	204,124	192,763
Other	28,038	25,551	22,890

	281,330	269,650	255,250

Shipping and handling costs	155,535	147,940	151,891
Advertising expense	53,577	52,175	53,405
Maintenance and repairs	82,902	82,786	73,952
Rent	146,139	149,241	137,179
Research and development expense	412,534	405,079	388,634

(23)	Supplementary Cash Flow Information

	Yen (millions)
	2007	2006	2005
Cash paid during the year for:
Interest	38,712	31,584	30,706
Income taxes	123,677	118,486	123,541

Noncash investing and financial activities:
Capitalized lease assets	6,056	5,206	2,109
Conversion of convertible debentures issued by the Company	—	—	2
Conversion of convertible debentures issued by subsidiaries	—	—	11,054

During the year ended March 31, 2005, the Company acquired and merged an affiliated company through exchange of equity securities as described in note 27.

The proceeds from sale of securities classified as available-for-sale discussed in note 3 are included in both decrease in short-term investments and proceeds from sale of investments and subsidiaries’ common stock on the consolidated statements of cash flows.

130	(Continued)

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

131	(Continued)

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

Exchange gain for the year ended March 31, 2006 includes a net loss of ¥2,373 million which represents the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2007 and 2005. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007, 2006 and 2005.

Interest charges for the years ended March 31, 2007, 2006 and 2005 include net gains of ¥601 million and ¥1,192 million and a net loss of ¥716 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007, 2006 and 2005.

132	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange gain for the years ended March 31, 2006 and 2005 includes a net gain of ¥165 million and a net loss of ¥351 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2007. Exchange gain for the year ended March 31, 2006 includes a net loss of ¥119 million which represents the component of hedge ineffectiveness. The sum of the amount of the hedge ineffectiveness is not material for the years ended March 31, 2007 and 2005.

It is expected that a net loss of approximately ¥379 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2008.

As of March 31, 2007, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 35 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2007 and 2006 include net gains of ¥99 million and ¥143 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2005. Interest charges for the year ended March 31, 2005 includes a net loss of ¥202 million which represents the component of hedge ineffectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007 and 2006.

It is expected that a net gain of approximately ¥123 million recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2008.

133	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contract or notional amounts of derivative financial instruments held as of March 31, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2007	2006
Forward exchange contracts:
To sell foreign currencies	290,177	310,941
To buy foreign currencies	94,540	65,091
Cross currency swap agreements:
To sell foreign currencies	110,815	101,456
To buy foreign currencies	138,888	147,237
Interest rate swaps	454,939	446,823
Option contracts	13,251	13,852

(25)	Concentrations of Credit Risk

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

134	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2007 and 2006 are as follows:

	Yen (millions)
	2007		2006
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	33,986	33,986	162,756	162,756
Investments and advances	397,958	397,957	448,614	448,631
Derivatives (Assets):
Forward exchange contracts	1,077	1,077	1,429	1,429
Cross currency swap agreements	62	62	354	354
Interest rate swaps	1,660	1,660	1,960	1,960
Option contracts	10	10	11	11
Long-term debt	(1,793,057)	(1,770,776)	(1,666,517)	(1,639,779)
Derivatives (Liabilities):
Forward exchange contracts	(1,606)	(1,606)	(3,423)	(3,423)
Cross currency swap agreements	(15,294)	(15,294)	(8,764)	(8,764)
Interest rate swaps	(1,186)	(1,186)	(3,067)	(3,067)
Option contracts	(591)	(591)	(824)	(824)

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2007 and 2006 totaled ¥72,190 million and ¥79,321 million, respectively.

135	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Merger and Acquisition

On October 11, 2006, the Company signed a basic agreement with Clarion Co., Ltd. (Clarion) and decided to purchase additional shares of Clarion through a tender offer at ¥230 per share. The purchase price of ¥230 per share was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and a third party evaluation of the estimated value of Clarion stock, and included a premium of approximately 33 % over average share price of Clarion common stock traded on the First Section of the Tokyo Stock Exchange for three month period immediately preceding October 10, 2006. As a result, the Company purchased a total of 139,108,174 shares for ¥31,994 million tendered in the period from October 25, 2006 through November 30, 2006, resulting in the Company’s ownership increasing from 14.4% to 63.7%. Accordingly, the Company obtained control over Clarion and it became a consolidated subsidiary of the Company effective December 7, 2006.

Clarion manufactures and sells in-vehicle equipment such as car audio and car navigation systems. The Company has strategically targeted the automotive systems business and the purpose of the tender offer was to further expand its car information system business.

The amount assigned to each major asset and liability caption of Clarion at the acquisition date is as follows:

Yen (millions)
Current assets	83,414
Non-current assets	50,558
Goodwill (not deductible for tax purposes)	22,620
Current liabilities	(61,063)
Non-current liabilities	(38,568)
Minority interests	(11,997)
Net assets previously acquired	(12,444)
Acquisition cost (including direct acquisition costs)	(32,520)

The results of operations of Clarion for the period from December 7, 2006 to March 31, 2007 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net income and the per share information of the Company, with assumed acquisition dates for Clarion of April 1, 2006 and 2005 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2007 and 2006.

136	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

The effects of the merger to the Company’s consolidated financial position were not material. On a pro forma basis, revenue, net income and the per share information of the Company would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2005.

137	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28)	Stock Option Plans

The Company and certain subsidiaries have stock option plans. Under the Company’s stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company’s common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2007, 2006 and 2005.

The fair value of the Company’s stock options is estimated using the Black-Sholes option pricing model under the following assumptions:

	2006	2005
Expected volatility	37%	40%
Expected dividends	1.6%	1.5-1.6%
Expected term	4 years	4 years
Risk-free rate	1.26%	1.48-1.835%
Grant-date fair value	¥172	¥160-188

During the year ended March 31, 2007, the Company granted no stock option.

A summary of the Company’s stock option plans activity for the year ended March 31, 2007 is as follows:

	Stock options (shares)	Weighted- average exercised price (yen)	Weighted- average Remaining contractual term (year)	Aggregate intrinsic value (yen(millions))
Outstanding at beginning of year	3,166,000	789
Exercised	(276,000)	616
Forfeited	(642,000)	742
Expired	(420,000)	1,270

Outstanding at end of year	1,828,000	721	1.6	352

Exercisable at end of year	1,828,000	721	1.6	352

The exercise prices of the stock options outstanding as of March 31, 2007 are ¥561, ¥782, ¥705 and ¥719.

The total intrinsic value of options exercised during the years ended March 31, 2007, 2006 and 2005 was ¥45 million, ¥31 million, ¥70 million, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2007, 2006 and 2005 was ¥170 million, ¥130 million, ¥328 million, respectively.

138	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Compensation Committee decided to cease granting stock options as part of the Company’s compensation policy at the meeting held on March 30, 2006.

(29)	Subsequent Events

On May 16, 2007, the Board of Directors of the Company decided to sign a formation agreement (FA) with General Electric Company (GE) to establish new companies, based on a November 10, 2006 letter of intent, to create a strategic global alliance with GE for the purpose of strengthening their nuclear businesses, and the Company and GE signed the FA on that day. Based on the FA, the Company and GE will establish new companies to run the nuclear business in the U.S., Canada and Japan and transfer their nuclear businesses. The new Japanese company will be owned 80.01% by the Company and 19.99% by GE and the new U.S. and Canadian companies will be owned 40% by the Company and 60% by GE. On July 1, 2007, the Company will transfer its nuclear business to Hitachi-GE Nuclear Energy, the new Japanese company which was initially established in preparation for the alliance.

139

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Reserves

Years ended March 31, 2007, 2006 and 2005

(In millions of yen)

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
Year ended March 31, 2007
Allowance for doubtful receivables	41,610	10,883	(9,018)	43,475

Year ended March 31, 2006
Allowance for doubtful receivables	40,330	5,480	(4,200)	41,610

Year ended March 31, 2005
Allowance for doubtful receivables	42,760	4,287	(6,717)	40,330

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Hitachi has filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.3 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd. (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 26, 2005 (file no. 001-08320)).

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

Hitachi, Ltd.
(Registrant)

Date: June 26, 2007	By:	/s/ Masahiro Hayashi
Name: Masahiro Hayashi
Title: Executive Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.3 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd. (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 26, 2005 (file no. 001-08320)).

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code