Form 20-F/A
period 2007-03-31
HITACHI LTD
filed 2007-11-30
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This amended annual report on Form 20-F/A has been filed by Hitachi, Ltd. (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 26, 2007. This amendment includes corrections of certain typographical errors that were included in the original report as noted below. The Company does not intend to revise, update, amend or restate the information presented in any other items of such annual report on Form 20-F or reflect any events that have occurred after the filing of such annual report on Form 20-F. Among other things, forward-looking statements and risk factors contained in such annual report on Form 20-F have not been revised to reflect events, results or developments that have occurred or facts that became known to the Company after filing such annual report on Form 20-F, and such forward-looking statements and risk factors should be read in their historical context.

The principal changes are as follows:

ITEM 4.	INFORMATION ON THE COMPANY

C. Organizational Structure

The ownership percentage of voting rights of Hitachi Information Systems, Ltd. is amended from 52.1% to 51.9%.

The ownership percentage of voting rights of Hitachi Capital Corporation is amended from 58.0% to 60.6%.

With the exception of the foregoing amendments, no part of the annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 26, 2007 is being amended, and the filing of this Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 26, 2007.

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

In November 2006, the Company entered into a letter of intent with General Electric Company, or GE, expressing both party’s intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aiming at synergy in the area of design, manufacture, construction, maintenance and engineering services. Subsequently, in May 2007, in order to implement such alliance, the Company and GE entered into an agreement to form joint venture companies in each of the U.S., Canada and Japan. Based on the agreement, the U.S. and Canadian companies were established in June 2007, and the Company will transfer its nuclear power systems operations to the Japanese company in July 2007 by way of corporate split under the Company Law. See “B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 8. Financial Information — B. Significant Changes” for more information.

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

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Fiscal 2006 Compared with Fiscal 2005” and “Item 5. Operating and Financial Review and Prospects — D. Trend Information.”

In nuclear power systems business, integration and alliances are implemented among large-scale nuclear power plant manufacturers, as seen by the acquisition of Westinghouse Electric Company’s nuclear power business by Toshiba Corporation. In this environment, the Company plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S. In November 2006, the Company entered into a letter of intent with GE, expressing both party’s intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings. Subsequently, in May 2007, the Company and GE entered into an agreement to form joint venture companies in each of the U.S., Canada and Japan that will engage in the nuclear power systems business. Based on the agreement, the U.S. and Canadian companies were established in June 2007, and the Company will transfer its nuclear power systems operations to the Japanese company in July 2007 by way of corporate split under the Company Law. These joint venture companies will construct and maintain nuclear power plants and provide related services. See “A. History and Development of the Company” and “Item 8. Financial Information — B. Significant Changes” for more information.

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

Hitachi, Ltd.
(Registrant)

Date: November 30, 2007	By:	/s/ Masahiro Hayashi
Name: Masahiro Hayashi
Title: Executive Vice President and Executive Officer

EXHIBIT INDEX

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code