Form 20-F/A
period 2007-03-31
HITACHI LTD
filed 2008-04-28
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A has been filed by Hitachi, Ltd. (the “Company”) to amend the annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 26, 2007. This amendment includes revisions and supplementary explanations regarding the Company’s operating results for the fiscal year ended March 31, 2007 that is stated in “Item 5. Operating and Financial Review and Prospects” in such Form 20-F. The amendments reflect comments received from the staff of the Securities and Exchange Commission dated January 29, 2008 and the Company’s response to such comments dated February 29, 2008. The Company does not intend to revise, update, amend or restate the information presented in any other items of such annual report on Form 20-F or reflect any events that have occurred after the filing of such annual report on Form 20-F. Among other things, forward-looking statements and risk factors contained in such annual report on Form 20-F have not been revised to reflect events, results or developments that have occurred or facts that became known to the Company after filing such annual report on Form 20-F, and such forward-looking statements and risk factors should be read in their historical context.

The principal changes are as follows:

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

The Company amends to include the discussion of the alliance with General Electric Company relating to their nuclear power systems business.

Fiscal 2006 Compared with Fiscal 2005

The Company amends its analysis of revenues and operating income by industry segment, among other things, Information & Telecommunication Systems, Electronic Devices, Power & Industrial Systems, and of line items of “Impairment losses of long-lived assets”, “Other deductions” and “Income taxes” on its statement of operations.

B. Liquidity and Capital Resources

Cash Flows

The Company amends to include the discussion of “Other” line item of cash provided by operating activities.

With the exception of the foregoing amendments, no part of the annual report on Form 20-F for the fiscal year ended March 31, 2007 filed on June 26, 2007 is being amended, and the filing of this Amendment No. 2 on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 26, 2007.

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

In April 2003, the Company transferred its semiconductor operations centered in system LSIs to a new company incorporated jointly by the Company and Mitsubishi Electric to improve semiconductor competitiveness by permitting more flexible management and realizing synergies between the advanced technologies of the Company and Mitsubishi Electric. The new company, Renesas, is accounted for under the equity method by the Company. In July and August 2003, Hitachi sold most of its shares of Nitto Denko Corporation, or Nitto Denko, which was accounted for under the equity method by the Company, for approximately ¥140 billion. As a result, Nitto Denko is no longer an equity-method affiliate. In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd., into itself, to strengthen its automotive products business due to synergies it seeks to realize through the integration of operations, including the sales and R&D functions of the three companies. In September 2005, the Company sold a portion of its shares of Elpida Memory. The Company previously had accounted for Elpida Memory under the equity method, however, as a result of this share sale, Elpida Memory is no longer an equity-method affiliate. In October 2006, the Company conducted a tender offer for shares of Clarion, which then became a consolidated subsidiary of the Company in December 2006, in order to strengthen Hitachi’s car information systems business. The Company seeks to realize synergies from the transaction through Clarion’s planning and development capabilities for its products, such as audio-visual and navigation systems, and its marketing capabilities in aftermarket services. In November 2006, the Company entered into a letter of intent with General Electric Company, or GE, expressing the intent of both parties to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aimed at achieving synergy in the areas of design, manufacture, construction, maintenance and engineering services. Subsequently, in May 2007, in order to implement the alliance, the Company entered into an agreement with GE to form companies in each of the U.S., Canada and Japan. Based on the agreement, the U.S. and Canadian companies were established in June 2007. Furthermore, the Company will transfer its nuclear power systems operations to the Japanese company in July 2007 by way of corporate split under the Company Law of Japan, and GE will invest in the Japanese company. Hitachi owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company will own 80.01% of the Japanese company, which will be a consolidated subsidiary, with GE owning the remaining 19.99%. Although these transactions themselves have not immediately impacted Hitachi’s results of operations or liquidity, Hitachi seeks through these transactions to strengthen its competitiveness in the global market and to increase market share and profitability in the future through synergy with GE. In the nuclear power systems business, integration and alliances are being implemented among large-scale nuclear power plant manufacturers, as illustrated by Toshiba Corporation’s acquisition of Westinghouse Electric Company’s nuclear power business. In this environment, Hitachi plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S., through the alliance with GE. In particular, Hitachi hopes to create synergies with GE, including by utilizing GE’s design of an advanced economic and simplified boiling water reactor, and by leveraging both companies’ accumulated know-how and experience in the construction of nuclear power plants.

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

Information & Telecommunication Systems

Revenues increased 5%, to ¥2,472,227 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales in Hitachi’s services businesses, such as Hitachi’s solutions business, to governmental entities and domestic financial institutions due to their increased IT investments, an increase in sales of disk array subsystems due to Hitachi’s competitive enterprise model products and the introduction of new mid-range model products and an increase in sales of HDDs for PCs and disk array subsystems due to increased demand for these products from consumers and business enterprises and increased production capacity of Hitachi.

Operating income decreased 29%, to ¥60,343 million, in fiscal 2006 compared to the preceding fiscal year due primarily to a decline in the unit price of HDDs caused by intense price competition and an increase in development costs of next generation telecommunications equipment and servers.

Operating losses in the HDD business had the greatest adverse impact on Hitachi’s results. HDD shipment volumes increased 20%, to approximately 70 million units, and sales increased 14%, to ¥568.1 billion from the preceding fiscal year. However, operating losses amounted to ¥43.7 billion, an increase of ¥16.7 billion from the preceding fiscal year. This was largely due to a decline in average selling price caused by intensive price competition for 2.5-inch HDDs, a product segment where Hitachi is the market share leader. In addition to the severe pricing environment, delays in shipment of some new 3.5-inch models contributed to the losses and adversely impacted Hitachi’s ability to achieve planned 2006 unit volumes.

Hitachi believes the HDD industry is facing rapid technological changes, such as the development of high capacity hard disk drives and increasing commoditization of old models. To maintain profitability in such an environment, Hitachi believes it is important to establish efficient development and manufacturing operations. Hitachi has therefore been contemplating various business reorganization measures, such as integration of several development and manufacturing facilities for magnetic heads and circular disks, closure of a certain manufacturing facility and a reduction in the size of its workforce. In addition, Hitachi made efforts to strengthen its R&D capability for the purpose of developing and introducing cost competitive products.

Electronic Devices

Revenues increased 7%, to ¥1,287,492 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of semiconductor and HDD-related manufacturing equipment due to increased investment by manufacturers, an increase in sales of small and medium-sized LCDs mainly for mobile phones, digital cameras, printers and in-vehicle equipment, such as navigation systems and indicator panels, due to Hitachi’s increased sales efforts and an increase in sales of medical analysis equipment in the U.S. and Europe due to the introduction of new models, partially offset by a decrease in sales of large-sized LCDs due to Hitachi’s downsizing of such business due to intense price competition.

Operating income increased 124%, to ¥45,755 million, in fiscal 2006 compared to the preceding fiscal year. The primary driver of this increase was an improvement in the LCDs business, which accounted for operating income of ¥0.5 billion in fiscal 2006, an increase of ¥23.3 billion from the operating loss of ¥22.8 billion in the preceding fiscal year. This increase was primarily due to the exit from the unprofitable large-sized LCDs business in a subsidiary of the Company, Hitachi Displays, Ltd., in the 1st quarter of fiscal 2006. Such exit of business was part of Hitachi’s strategy to focus on small and medium-sized LCDs markets, which Hitachi expects will continue to benefit from expanded LCDs use for mobile phones, digital cameras, printers and car navigation systems. In addition, at Hitachi High-Technologies Corporation, a majority-owned subsidiary of the Company, sales of semiconductor manufacturing equipment increased due to capital expenditures by semiconductor manufacturers; sales of HDD manufacturing equipment also significantly increased due to active capital expenditures by Japanese manufacturers. As a result, revenues and operating income of Hitachi High-Technologies Corporation significantly increased. As a result of the foregoing, operating income of this segment significantly improved in fiscal 2006.

Power & Industrial Systems

Revenues increased 8%, to ¥3,022,299 million, in fiscal 2006 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of construction machinery due to increased social infrastructure investment in domestic and overseas markets and due to increased demand for mineral mining machinery in overseas markets, an increase in sales of automotive products primarily a result of the acquisition of Clarion in December 2006 through a tender offer and increased sales of elevators and escalators in China due to increased construction, partially offset by the exclusion of the revenues of former Hitachi Air Conditioning Systems Co., Ltd., which have been included in Digital Media & Consumer Products since April 2006 as a result of its merger with former Hitachi Home & Life Solutions, Inc. in April 2006.

Operating income decreased 61%, to ¥36,391 million, in fiscal 2006 compared to the preceding fiscal year due primarily to a rise in prices of raw materials for products in the power systems sector, the accrual of repair costs for broken turbine vanes in domestic nuclear power plants and additional costs of construction of a thermal power plant in the U.S. caused by inefficient project management, partially offset by an increase in sales of construction machinery and a reduction in the production costs of automotive products due to increased local procurement.

Among other things, this decrease of operating income was significantly affected by the accrual of repair costs for broken turbine vanes in Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. and in Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company and additional costs for the construction of a thermal power plant in the U.S. related to measures required to reverse construction delays. The aggregate amount of these unexpected costs amounted approximately ¥80.0 billion. Hitachi expected to earn operating income in this segment in fiscal 2006. However, operating income amounted to only ¥36.3 billion, a decrease of approximately ¥60.0 billion compared to the initial forecast. The deviation from the forecast was the result of both positive and negative factors. The most significant positive factor was an increase in operating income of approximately ¥20.0 billion in Hitachi Construction Machinery Co., Ltd., a majority-owned subsidiary, as the result of robust demand for its products worldwide. The negative factors mostly related to the accrual of repair costs for broken turbine vanes at domestic nuclear power plants and the additional costs of construction for a thermal power plant in the U.S., which amounted to approximately ¥80.0 billion in the aggregate. The additional cost of construction of a thermal power plant in the U.S. consists most of the losses on certain long-term contracts stated in footnote 16.

In light of the scale and nature of these costs, one of the most important management challenges Hitachi faces is to ensure that similar problems do not occur again, and Hitachi has been making concerted efforts to determine why these problems occurred and to implement the necessary solutions discussed below.

With respect to the accrual for repair costs of the broken turbines at domestic nuclear power plants, in the near term, the Company’s Power Systems Group has been working with the research laboratories of the Company in cooperation with the electric companies to conduct an exhaustive investigation into the cause of the turbine damage. In addition, the Company established specialized offices to formulate the necessary solutions. For medium and long-term improvements, Hitachi plans to reinforce its technology development capabilities through the unified management of its research laboratories and the relevant sections in business departments as part of efforts to enhance the competitiveness and improve the reliability of its core products through specific programs intended to bolster R&D facilities; develop engineering tools; reduce costs through development process reforms; and shorten design and manufacturing lead times. Further, Hitachi plans to reinforce its system for winning new orders for overseas nuclear power plants and plans to develop next-generation nuclear power technologies.

With respect to the cost overruns at the U.S. thermal power plant construction project, Hitachi identified the following causes of the problem:

•

A large increase in costs arose from measures taken to reverse delays in construction processes, which were caused by the outflow of local construction workers and a sharp decline in Hitachi’s construction work efficiency as a result of the increased demand for construction in connection with recovery efforts for Hurricane Katrina.

•

The number of construction processes increased more than expected, and the efficiency of local construction work deteriorated due principally to local construction companies’ relative lack of experience in the construction of large-scale coal-fired thermal power plants and the difficulty in securing highly-skilled workers. These problems arose mainly because this kind of plant has not been built in the U.S. for many years.

In order to counter these problems, in the short-term, Hitachi plans to improve construction work efficiency by shifting orders for local construction work by local general contractors to direct ordering by its subsidiary and to establish a countermeasures unit to reinforce the local project management framework. This will include management of construction progress, detailed inspection of the construction processes, and real-time cost controls. In the medium and long-term, Hitachi plans to reinforce its overseas project management capabilities and risk management including enhancing estimates, contracts and engineering capabilities and plans to develop global businesses and conduct project management closely tied to each region by delegating responsibility to its overseas operating subsidiaries. In addition, the Company has established specialized offices to identify pressing issues and to reflect improvements in future activities.

Hitachi plans to develop its power systems business by reinforcing project management, enhancing cost reduction efforts at the various steps of the project such as procurement, design, manufacturing, inspection, shipment and work at local construction sites, and by carefully assessing the various risks of overseas projects.

Digital Media & Consumer Products

Revenues increased 15%, to ¥1,506,073 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of flat panel TVs that resulted from increased consumer demand reflecting a decline in unit prices, an increase in sales of mobile phones due to introducing new models, an increase in sales of refrigerators and washing machines and the inclusion of the revenues of former Hitachi Air Conditioning Systems Co., Ltd., the result of a merger with former Hitachi Home & Life Solutions, Inc. in April 2006. The revenues of former Hitachi Air Conditioning Systems Co., Ltd. have been included in Digital Media & Consumer Products since April 2006 and were previously included in Power & Industrial Systems.

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

High Functional Materials & Components

Revenues increased 12%, to ¥1,794,506 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of wires and cables with increased sales prices resulting from the successful shifting of increased raw materials costs onto sales prices and an increase in sales of materials for semiconductors and of automotive related products due to increased demand in IT industries and by automobile manufacturers. Operating income increased 20%, to ¥132,399 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of above products together with their cost reduction.

Logistics, Services & Others

Revenues were ¥1,213,529 million in fiscal 2006, almost the same as in the preceding fiscal year due primarily to an increase in sales of third party logistics services due to increased demand for logistics outsourcing services coupled with Hitachi’s increased sales efforts focused towards its existing and new clients, partially offset by a decrease in revenues by a U.S. sales subsidiary which resulted from the lack of a large order posted in fiscal 2005. Operating income increased 4%, to ¥20,233 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of third party logistics services together with their cost reduction, partially offset by a decline in profitability in a U.S. sales subsidiary.

Financial Services

Revenues decreased 3%, to ¥500,065 million, and operating income decreased 33%, to ¥23,534 million, in fiscal 2006 compared to the preceding fiscal year due primarily to a decrease in sales of and related gains on securitization of lease receivables.

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

Gains on sales of stock by subsidiaries or affiliated companies increased ¥11,641 million, to ¥12,034 million, in fiscal 2006 compared to the preceding fiscal year due primarily to the effect of a U.S. consolidated subsidiary becoming an equity method affiliate through a share sale by the Company when the U.S. company listed its shares.

Other income decreased to ¥58,976 million in fiscal 2006 compared to ¥62,609 million in the preceding fiscal year because foreign exchange gains were lower due to changes in exchange rates.

Interest charges increased 14%, to ¥37,794 million, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in borrowings.

Other deductions increased to ¥31,466 million in fiscal 2006 compared to ¥3,639 million in the preceding fiscal year. The primary reason for this increase was that Hitachi had recorded approximately ¥30.0 billion gains on the sale of land and other property such as idle assets in several manufacturing sites in fiscal 2005 which did not recur in fiscal 2006. Net losses on the sale and disposal of rental assets and other property resulted from the normal disposal of manufacturing equipment, across each business unit in both fiscal years and, Hitachi does not plan to make any unusual property disposals or sales in the near future.

As a result of the foregoing, income before income taxes and minority interests decreased 26%, to ¥202,338 million, in fiscal 2006 compared to the preceding fiscal year.

Income taxes in relation to income before income taxes and minority interests in fiscal 2006 increased to ¥162,814 million compared to ¥154,348 million in the preceding fiscal year, which resulted in the effective tax rate of 80% in fiscal 2006 compared to 56% in the preceding fiscal year. For fiscal 2006, certain companies that had incurred cumulative losses in recent years were required to provide allowances against deferred tax assets for net operating loss carry forwards. These include the thermal power plants business and other. The subsidiary of the hard disk drive business, which experienced large losses, was also not able to record a deferred tax benefit for its losses since it is not subject to income tax in the country in which it is located. These were the largest factors contributing to the increase in the effective tax rate.

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

In fiscal 2005, Hitachi recorded impairment losses for long-lived assets in the amount of ¥27,408 million. The majority of the impairment losses were recorded on long-lived property, plant and equipment in Japan and in the U.S. The material factors of impairment losses are as follows: ¥11,631 million of the total recorded impairment loss was recorded in Information & Telecommunication Systems mainly in connection with production lines of HDDs for servers and resulted primarily from decreased profitability in such products due to a decline in sales volume of such products caused by low product yield ratios; ¥7,265 million of the total recorded impairment loss was recorded in Electronic Devices and resulted primarily from a downsizing of large-sized LCDs operations due to a decline in profitability of such products in the domestic market caused by intense price competition and Hitachi’s focus on small and medium-sized LCDs; ¥4,120 million of the total recorded impairment loss was recorded in High Functional Materials & Components mainly in connection with optical fiber manufacturing equipment, mainly used for domestic telecommunications, and fiber-optic submarine cable manufacturing equipment due to a decline in profitability of these products caused by declines in unit prices and market demand in the matured optical fiber telecommunications infrastructure.

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

Net cash provided by operating activities was ¥615,042 million, ¥690,875 million and ¥565,356 million in fiscal 2006, 2005 and 2004, respectively. The decrease in fiscal 2006 was due primarily to a net loss primarily resulted from an operating loss in Digital Media & Consumer Products, an increase in inventories due primarily to an increase in sales and an increase in price of raw materials, partially offset by a decrease in trade receivables in part as a result of an improved cash collections from customers and cash receipts from securitized receivables and, among other items, by an improvement of ¥67,671 million in the “Other” line of the cash flows from operating activities for fiscal 2006, from out-flows of ¥11,447 million in fiscal 2005 to in-flows of ¥56,224 million. This is mainly due to cash flows from the sale of trading securities amounting to ¥66.0 billion, which was completed to maintain liquidity in light of the recorded net loss. The increase in fiscal 2005 was due primarily to an increase in payables, partially offset by an increase in inventories of raw materials and construction machinery.

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

Hitachi, Ltd.
(Registrant)

Date: April 28, 2008	By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Vice President and Executive Officer

EXHIBIT INDEX

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code