Form 20-F
period 2008-03-31
HITACHI LTD
filed 2008-06-20
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-8320

KABUSHIKI KAISHA HITACHI SEISAKUSHO

(Exact name of Registrant as specified in its charter)

Hitachi, Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-8280, Japan

(Address of principal executive offices)

Legal Division; +81-3-3258-1111; +81-3-4564-2148; 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Name, Telephone, Facsimile number and Address of Company Contact Person)

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

As of March 31, 2008, the number of outstanding shares of common stock was 3,368,126,056.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	☐ Item 18

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

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

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2008 is sometimes referred to in this annual report as “fiscal 2007,” and other fiscal years may be referred to in a corresponding manner. References to years not specified as fiscal years are to calendar years.

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

References in this annual report to the “Financial Instruments and Exchange Law” or the “Financial Instruments and Exchange Law of Japan” are to the Financial Instruments and Exchange Law of Japan which became effective as of September 30, 2007 and other laws and regulations amending and/or supplementing the Financial Instruments and Exchange Law of Japan.

References in this annual report to the “Securities and Exchange Law” or the “Securities and Exchange Law of Japan” are to the former Securities and Exchange Law of Japan and other laws and regulations amending and/or supplementing the former Securities and Exchange Law of Japan which have been revised or abolished when the Financial Instruments and Exchange Law took effect.

References in this annual report to the “Company Law” or the “Japanese Company Law” are to the Japanese Company Law and other laws and regulations amending and/or supplementing the Japanese Company Law.

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

	Year ended March 31,
	2004	2005	2006	2007	2008
	(Millions of yen, except per share amounts and number of shares issued)
Total revenues	8,632,450	9,027,043	9,464,801	10,247,903	11,226,735
Income before income taxes and minority interests	237,149	264,506	274,864	202,338	324,782
Net income (loss)	15,876	51,496	37,320	(32,799)	(58,125)
Per common share:
Net income (loss)
Basic	4.81	15.53	11.20	(9.84)	(17.48)
Diluted	4.75	15.15	10.84	(9.87)	(17.77)
Cash dividends declared	8.00	11.00	11.00	6.00	6.00
	($0.074)	($0.105)	($0.094)	($0.051)	($0.057)
Cash and cash equivalents	764,396	708,715	658,255	617,866	560,960
Short-term investments	177,949	146,568	162,756	33,986	61,289
Total assets	9,590,322	9,736,247	10,021,195	10,644,259	10,530,847
Short-term debt and current portion of long-term debt	1,183,463	1,183,474	1,000,555	1,197,607	1,109,899
Long-term debt	1,314,102	1,319,032	1,418,489	1,489,843	1,421,607
Minority interests	798,816	921,052	1,036,807	1,073,749	1,142,508
Stockholders’ equity	2,168,131	2,307,831	2,507,773	2,442,797	2,170,612
Common stock	282,032	282,033	282,033	282,033	282,033
Number of shares issued (thousand shares)	3,368,125	3,368,126	3,368,126	3,368,126	3,368,126

Note: See note 2(i) to the consolidated financial statements for information regarding accounting change.

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2004	¥112.75
2005	107.35
2006	113.67
2007	116.55
2008	113.61
December 2007		¥114.45	¥109.68
January 2008		109.70	105.42
February 2008		108.15	104.19
March 2008		103.99	96.88
April 2008		104.56	100.87
May 2008		105.52	103.01

On June 16, 2008, the yen exchange rate per U.S. dollar was 108.19 yen per $1.

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

Risks Related to Economic Environment

Economic trends

Decreases in consumer spending and private-sector plant and equipment investment due to economic downturns in Japan, Asia, North America, Europe and other major markets where Hitachi does business, or direct or indirect restrictions on imports by other nations, may negatively impact Hitachi’s business results by reducing demand and increasing price competition for the products and services Hitachi offers. In addition, the adverse economic environment may result in increased risks of excess inventories and overcapacities, and further restructuring measures by Hitachi, which could involve associated expenses.

Currency exchange rate fluctuations

Since Hitachi conducts business in many foreign countries, the portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates affect Hitachi’s financial results, which are reported in Japanese yen. A strong yen, for example, reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenues. While Hitachi takes measures to reduce the risks from fluctuations in foreign currency exchange rates, there can be no assurance that such measures will succeed.

Risks Related to Industrial Sectors and Business Lines

Intense competition

The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Low cost manufacturing and the globalization of the world markets have accelerated the commoditization of certain products, which has resulted in increasingly intense price competition for many of Hitachi’s products. Products which are facing intense price competition or decreases in prices include computer-related products, such as hard disk drives, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays, digital media products such as flat-panel TVs and home appliances. To succeed in this competitive environment, Hitachi believes that its products and services must be competitive in terms of price, engineering sophistication, quality and brand value and that such products and services must be introduced to the markets in a timely manner. Hitachi cannot be certain that the products or services that it offers will be competitive, and should such products or services fail to be competitive, Hitachi’s business results may be negatively affected.

Rapid technological innovation

New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the fields of information systems, electronics and digital media. The development of new and advanced technologies, the continuous, timely and cost-effective incorporation of such technologies into products and services, and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that Hitachi’s research and development will be successful. Should Hitachi fail in its endeavors to develop and incorporate such advanced technologies into products and services, or achieve market acceptance for such products and services, the results of operations of related Hitachi businesses may be negatively impacted.

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

Supply and demand balance

Oversupply in the markets in which Hitachi is involved may lead to a decline in sales prices and revenues and adversely affect Hitachi’s performance. In addition, Hitachi may be forced to dispose of excess supply or obsolete equipment or reduce production to adjust to demand, which can cause Hitachi losses. For example, market demand for hard disk drives has been volatile, and unexpected decline in demand and oversupply could result in a sharp decline in unit prices of hard disk drives. The semiconductor industry and the liquid crystal display industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp declines in prices and overcapacity. These businesses conducted primarily by subsidiaries and affiliates of the Company may be negatively impacted by oversupply in the global markets.

Risks Related to Operations

Dependence on specially skilled personnel

Hitachi believes it can continue to remain competitive only if it can maintain and secure additional people who are highly skilled in the fields of management and technology. However, the number of skilled personnel is limited and the competition for attracting and maintaining such personnel is intense, particularly in the information technology industry. Hitachi cannot ensure that it will be able to successfully attract new or maintain its current skilled personnel.

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

Restructuring of business

Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by increasing its focus on targeted businesses investment, research and development, closing unprofitable operations, divesting its subsidiaries and affiliated companies, reorganizing production bases and sales networks and reducing its workforce. There can be no assurance that Hitachi’s efforts will be successful. In addition, significant costs may be incurred in connection with these efforts, including costs related to the restructuring of businesses, impairment losses on the disposal of fixed assets and losses related to the sale of securities, that may adversely affect Hitachi’s financial results and condition. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Restructuring” for additional information. Restructuring measures may be constrained or plans may not be implemented in a timely manner due to governmental regulations, employment issues and a lack of demand in the M&A market for businesses Hitachi may seek to sell. Moreover, Hitachi may not achieve all of the objectives of these actions.

Business activities in overseas markets

Hitachi seeks to expand its business in overseas markets as part of its business strategy. Through such overseas expansion, Hitachi aims to increase its revenues, reduce its costs and improve its profitability. Hitachi’s overseas business activities may be adversely affected by various factors in foreign countries where it operates, including changes in regulations relating to investments, export, tariffs, antitrust, anti-bribery, consumer and business taxation, intellectual property, foreign trade and exchange controls, environmental and recycling requirements, differences in commercial and business customs such as contract terms and conditions, labor relations, public sentiment against Japan and other political and social factors as well as economic trends and currency exchange rate fluctuations. There can be no assurance that Hitachi will be able to achieve all or any of the initial aims of its strategy.

Intellectual property

Hitachi depends in part on intellectual property rights covering its products, product design and manufacturing processes. Hitachi owns or licenses a large number of intellectual property rights and, when Hitachi believes it is necessary or desirable, obtains additional licenses for the use of other parties’ intellectual property rights. If Hitachi fails to protect, maintain or obtain such rights, its performance and ability to compete may be adversely affected. In addition, since intellectual property litigation is costly and unpredictable, Hitachi’s efforts to protect its intellectual property rights or to defend itself against claims relating to intellectual property rights made by others, including employee-inventors, could impose considerable or unexpected expenses on Hitachi.

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

Product quality and liability

Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces Hitachi’s control over quality assurance. There is a risk that defects may occur in Hitachi’s products and services. The occurrence of such defects could negatively impact Hitachi’s reputation for quality products, expose Hitachi to liability for damages caused by such defects and negatively impact Hitachi’s ability to sell certain products. Even a single significant product defect, could materially and adversely affect Hitachi’s business results of operations, financial condition and future business prospects. For example, there can be no assurance that the Company will not be liable for additional repair costs or other damages incurred by power companies due to the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station and at Shika Nuclear Power Station. See “Item 4. Information on the Company — B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 5. Operating and Financial Review and Prospects — D. Trend Information.”

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

Information security

With the increased importance of information systems to Hitachi’s operating activities, disruptions in such information systems, due to computer viruses and other factors, could have a negative impact on Hitachi’s operating activities, results of operations and financial condition. Hitachi holds personal information, confidential information and information relating to the technology, R&D, production, marketing and business operations of Hitachi and its customers and clients in various forms such as information systems, digital storage media or papers. Although Hitachi seeks to protect the confidentiality of such information, any leakage of such information could have a negative impact on Hitachi’s operating activities, results of operations, financial condition, reputation and credibility.

Governmental regulations

Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements. Significant changes in such regulations may limit Hitachi’s business activities or increase operating costs. In addition, the enforcement of such regulations, including the imposition of fines or surcharges for violation of such regulations, may adversely affect Hitachi’s results of operations, financial conditions, cash flows, reputation and credibility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information.

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

Retirement benefits

Hitachi has a significant amount of employee retirement benefit costs which are derived from actuarial valuations based on a number of assumptions. Inherent in these valuations are key assumptions used in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to make judgments regarding the key assumptions by taking into account various factors including personnel demographics, market conditions and expected trends in interest rates. Although management believes that its key assumptions are reasonable in light of the various underlying factors, there can be no assurance that the key assumptions will correspond to actual results. If the Company’s key assumptions differ from actual results, the consequent deviation of actual pension costs from estimated costs may have a material adverse effect on Hitachi’s financial condition and results of operations. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligations affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. In addition, the Company may change these key assumptions, such as the discount rate or the expected return on plan assets. Changes in key assumptions may also have a material adverse effect on Hitachi’s financial condition and results of operations.

Risks Related to Hitachi’s American Depositary Shares

Unit shares

The Japanese Company Law allows companies to set one “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under the articles of incorporation of the Company, one unit of the Company’s shares is comprised of 1,000 shares, equivalent to 100 American Depositary Shares (“ADSs”). Each unit of the Company’s shares has one vote. A holder who owns shares or ADSs, in other than multiples of 1,000 or 100, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 1,000 shares, or fewer than 100 ADSs). The articles of incorporation of the Company, in accordance with the Japanese Company Law, imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders meeting and to bring derivative actions. In addition, less than whole unit shares cannot be traded on Japanese stock markets. Under the unit share system, holders of the Company’s shares constituting less than one unit have the right to require the Company to purchase their shares and the right to require the Company to sell them additional shares to create a whole unit of 1,000 shares. However, holders of the Company’s ADSs are unable to withdraw underlying shares representing less than one unit and, as a practical matter, are unable to require the Company to purchase those underlying shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs.

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

In November 2006, Hitachi launched a new corporate strategy aiming to establish a business structure that consistently generates high profits, with the basic management policy of (i) rigorous business management using an economic value-added evaluation index based on the cost of capital, (ii) establishment of a business structure focusing on profitability, (iii) innovation by collaborations with business partners and utilizing internal R&D resources, (iv) strengthening overseas business and (v) creating synergies. The basic management policies are as follows:

•	Rigorous business management using an economic value-added evaluation index based on the cost of capital

With the strict application of the above evaluation index, the Company aims to constantly monitor and evaluate the performance of each Hitachi business in order to implement necessary reorganization measures, including the sale, divestiture or closure of businesses which do not satisfy the economic thresholds set by the evaluation index, in order to strengthen each business and to improve profitability.

•	Establishment of a business structure focusing on profitability

Utilizing technology, knowledge, experience and know-how relating to social and information infrastructure systems, Hitachi aims to provide products and services in response to the growing overseas social infrastructure market, such as power systems and railway systems, and seeks to expand its maintenance and services business based on such products. Hitachi also expects to further strengthen its social, industrial, life and information infrastructure business by channeling capital and management resources into strong businesses. Further, Hitachi seeks to maximize synergy between its products, components and materials businesses in which Hitachi has technological advantages and which constitute the basis of the above businesses.

•	Innovation by collaborations with business partners and by utilizing internal R&D resources

Hitachi seeks to establish and utilize various alliances with business partners as a means of increasing sales of innovative products that can generate high profits. Hitachi expects it will also establish an R&D structure more clearly oriented toward increasing Hitachi’s profitability by strengthening the alignment between business divisions and the R&D division and shortening the development period.

•	Strengthening overseas business

Hitachi aims to strengthen its competitiveness in overseas markets in which demands for social infrastructure are expanding. Hitachi aims to achieve such a goal by alliances with strategic overseas partners, reinforcing project management and risk assessment, strengthening solutions business and corporate brands, and through systematic human resource development.

•	Creating synergy

Hitachi will seek to improve its profitability by creating new value-added products and services utilizing technology, knowledge, experience and know-how among Hitachi’s diversified business fields and by seeking synergy in administrative areas such as cost reducing activities utilizing Hitachi’s management resources.

Under these policies, Hitachi has implemented various business measures in order to improve its profitability, including business reorganization to facilitate Hitachi’s goal of maximizing growth by combining and utilizing the diverse management resources within Hitachi in the most effective and efficient ways.

Through the implementation of this strategy, Hitachi is striving to enhance its corporate governance structure in order to maximize its medium and long-term corporate value, reorganize its internal control system on a consolidated basis, implement multidisciplinary risk management, promote prompt information sharing systems and optimize share capital relationships among Hitachi group companies.

In November 2006, the Company entered into a letter of intent with General Electric Company, or GE, expressing both party’s intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aiming at synergy in the area of design, manufacture, construction, maintenance and engineering services. Based on this alliance, in June 2007, the Company and GE established companies in the U.S. and Canada. In addition, the Company transferred its nuclear power systems operations to a newly created Japanese company in July 2007 by way of corporate split under the Company Law and GE invested in the Japanese company. The Company owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company owns 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. See “B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

Hitachi’s capital expenditures for fixed assets on a completion basis were ¥969,087 million, ¥1,048,572 million and ¥954,706 million in fiscal 2007, 2006 and 2005. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The decrease in fiscal 2007 was primarily due to a decrease in capital expenditures in the hard disk drives and operating lease assets in financial services sector. The increase in capital expenditures in fiscal 2006 was primarily due to investments in manufacturing equipment for hard disk drives, construction machinery, elevators, escalators, plasma display panels and automotive-related materials and components made in response to increased demand for these products. In fiscal 2008, Hitachi expects to decrease its capital expenditures to approximately ¥950.0 billion due primarily to decreases in the areas of plasma display panels and hard disk drives. Hitachi expects capital expenditures in fiscal 2008 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Hitachi’s business is highly diversified. Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method, as required by a ministerial ordinance under the Financial Instruments and Exchange Law of Japan. The industry segments and major categories of products and services offered in each segment as of March 31, 2008 are as follows:

•

Information & Telecommunication Systems. Systems integration, outsourcing services, software, hard disk drives (“HDDs”), disk array subsystems, servers, mainframes, personal computers, telecommunications equipment and ATMs;

•	Electronic Devices. Liquid crystal displays (“LCDs”), semiconductor manufacturing equipment, test and measurement equipment, medical electronics equipment and semiconductors;

•

Power & Industrial Systems. Nuclear power plants, thermal power plants, hydroelectric power plants, industrial machinery and plants, automotive products, construction machinery, elevators, escalators and railway vehicles;

•

Digital Media & Consumer Products. Optical disk drives, plasma TVs, LCD TVs, LCD projectors, mobile phones, room air conditioners, refrigerators, washing machines, information storage media, batteries and air-conditioning equipment for enterprises;

•

High Functional Materials & Components. Wires and cables, copper products, semiconductor materials, circuit boards and materials, organic and inorganic chemical products, synthetic resin products, display related materials, specialty steels, magnetic materials and components and high grade casting components;

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

Overseas revenues amounted to ¥4,742.2 billion in fiscal 2007, accounting for 42% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi’s operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Hitachi’s widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of its business is dependent upon one or a few customers.

Segment Information

Hitachi does not present segment information in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Foreign issuers are presently exempted from these disclosure requirements for filings with the U.S. Securities and Exchange Commission, or the SEC, under the U.S. Securities Exchange Act of 1934, or the Exchange Act. However, Hitachi is required to disclose the segment information presented below in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan. Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations.

Industry Segment

	Year ended March 31,
	2006		2007		2008
	(Millions of yen, except percentage data)
Revenues (note 1)
Information & Telecommunication Systems	2,360,956	21%	2,472,227	21%	2,761,137	22%
Electronic Devices	1,204,407	11	1,287,492	11	1,293,517	10
Power & Industrial Systems	2,805,169	25	3,022,299	26	3,568,151	28
Digital Media & Consumer Products	1,305,658	12	1,506,073	13	1,504,692	12
High Functional Materials & Components	1,600,246	15	1,794,506	15	1,875,018	15
Logistics, Services & Others	1,214,784	11	1,213,529	10	1,271,465	10
Financial Services	517,975	5	500,065	4	445,400	3

Subtotal	11,009,195	100%	11,796,191	100%	12,719,380	100%

Eliminations and Corporate Items	(1,544,394)		(1,548,288)		(1,492,645)

Total	9,464,801		10,247,903		11,226,735

Operating Income (Loss) (note 2)
Information & Telecommunication Systems	84,687	26%	60,343	23%	116,105	30%
Electronic Devices	20,439	6	45,755	18	54,046	14
Power & Industrial Systems	92,552	28	36,391	14	138,455	35
Digital Media & Consumer Products	(35,771)	(11)	(58,435)	(23)	(109,914)	(28)
High Functional Materials & Components	110,069	34	132,399	51	141,007	36
Logistics, Services & Others	19,511	6	20,233	8	27,870	7
Financial Services	35,001	11	23,534	9	25,481	6

Subtotal	326,488	100%	260,220	100%	393,050	100%

Eliminations and Corporate Items	(70,476)		(77,708)		(47,534)

Total	256,012		182,512		345,516

Segment Assets
Information & Telecommunication Systems	1,844,979	17%	1,987,603	17%	1,906,166	17%
Electronic Devices	856,147	8	840,986	7	814,541	7
Power & Industrial Systems	2,474,327	23	2,728,817	24	3,075,509	27
Digital Media & Consumer Products	841,935	8	971,187	9	889,112	8
High Functional Materials & Components	1,363,833	13	1,503,733	13	1,525,754	13
Logistics, Services & Others	958,337	9	1,049,916	9	981,447	8
Financial Services	2,280,880	22	2,442,066	21	2,294,020	20

Subtotal	10,620,438	100%	11,524,308	100%	11,486,549	100%

Eliminations and Corporate Items	(599,243)		(880,049)		(955,702)

Total	10,021,195		10,644,259		10,530,847

Depreciation & Amortization
Information & Telecommunication Systems	164,245	28%	183,057	30%	195,578	29%
Electronic Devices	50,504	9	42,549	7	40,625	6
Power & Industrial Systems	89,846	15	103,176	17	130,658	19
Digital Media & Consumer Products	49,517	9	53,280	9	69,192	10
High Functional Materials & Components	68,531	12	71,119	11	86,947	13
Logistics, Services & Others	28,584	5	30,150	5	31,717	5
Financial Services	129,129	22	131,425	21	125,796	18

Subtotal	580,356	100%	614,756	100%	680,513	100%

Eliminations and Corporate Items	9,541		7,242		7,093

Total	589,897		621,998		687,606

	Year ended March 31,
	2006		2007		2008
	(Millions of yen, except percentage data)
Tangible & Intangible Asset Increase
Information & Telecommunication Systems	198,811	16%	230,193	17%	152,941	13%
Electronic Devices	39,271	3	37,196	3	30,688	2
Power & Industrial Systems	118,132	10	173,493	13	194,071	16
Digital Media & Consumer Products	46,169	4	87,244	6	95,698	8
High Functional Materials & Components	91,645	8	151,895	11	115,533	10
Logistics, Services & Others	29,136	2	34,937	3	48,256	4
Financial Services	684,109	57	642,016	47	570,316	47

Subtotal	1,207,273	100%	1,356,974	100%	1,207,503	100%

Eliminations and Corporate Items	(55,257)		(63,557)		(55,939)

Total	1,152,016		1,293,417		1,151,564

Geographic Segment (note 3)

	Year ended March 31,
	2006		2007		2008
	(Millions of yen, except percentage data)
Revenues (note 1)
Japan
Outside customer sales	6,747,222	61%	7,010,181	57%	7,436,999	55%
Intersegment transactions	1,033,180	9	1,274,048	11	1,459,260	11

Total	7,780,402	70	8,284,229	68	8,896,269	66
Asia
Outside customer sales	1,178,568	11	1,459,549	12	1,771,600	13
Intersegment transactions	453,823	4	561,208	4	637,719	5

Total	1,632,391	15	2,020,757	16	2,409,319	18
North America
Outside customer sales	899,608	8	981,098	8	962,267	7
Intersegment transactions	64,486	1	89,912	1	123,841	1

Total	964,094	9	1,071,010	9	1,086,108	8
Europe
Outside customer sales	519,042	5	645,354	5	826,188	6
Intersegment transactions	27,390	0	37,454	1	60,650	0

Total	546,432	5	682,808	6	886,838	6
Other Areas
Outside customer sales	120,361	1	151,721	1	229,681	2
Intersegment transactions	11,182	0	21,574	0	39,841	0

Total	131,543	1	173,295	1	269,522	2

Subtotal	11,054,862	100%	12,232,099	100%	13,548,046	100%

Eliminations and Corporate Items	(1,590,061)		(1,984,196)		(2,321,311)

Total	9,464,801		10,247,903		11,226,735

Operating Income (Loss) (note 2)
Japan	275,715	83%	212,316	80%	299,632	77%
Asia	6,727	2	(3,664)	(1)	33,020	8
North America	23,428	7	25,310	9	23,087	6
Europe	18,702	6	23,312	9	21,575	6
Other Areas	6,555	2	8,647	3	13,394	3

Subtotal	331,127	100%	265,921	100%	390,708	100%

Eliminations and Corporate Items	(75,115)		(83,409)		(45,192)

Total	256,012		182,512		345,516

	Year ended March 31,
	2006		2007		2008
	(Millions of yen, except percentage data)
Segment Assets
Japan	7,894,858	75%	8,381,453	73%	8,472,391	73%
Asia	1,060,394	10	1,327,954	12	1,310,922	11
North America	616,631	6	668,202	6	674,970	6
Europe	840,866	8	935,087	8	968,552	8
Other Areas	98,752	1	116,157	1	159,048	2

Subtotal	10,511,501	100%	11,428,853	100%	11,585,883	100%

Eliminations and Corporate Items	(490,306)		(784,594)		(1,055,036)

Total	10,021,195		10,644,259		10,530,847

Revenues by Market (note 4)

	Year ended March 31,
	2006		2007		2008
	(Millions of yen, except percentage data)
Domestic revenues	5,825,156	62%	6,093,627	59%	6,484,496	58%
Overseas revenues
Asia	1,619,235	17	1,859,664	18	2,167,171	19
North America	968,957	10	1,057,389	10	1,023,713	9
Europe	748,480	8	869,022	9	1,073,877	10
Other Areas	302,973	3	368,201	4	477,478	4
Subtotal	3,639,645	38	4,154,276	41	4,742,239	42

Total	9,464,801	100%	10,247,903	100%	11,226,735	100%

Notes:

1.	Revenues by industry and geographic segments include intersegment transactions.

2.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See notes 17, 18 and 19 to the consolidated financial statements.

3.	Geographic segments are based on the location of Hitachi’s facilities where products or services are produced.

4.	Figures for revenues by market are based on the locations of the customer to whom Hitachi’s products or services are sold.

Description of Industry Segments

Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method.

Information & Telecommunication Systems

In this segment, Hitachi provides products and services, including hardware products, software and services business. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, HDDs, disk array subsystems, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting the cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business in which customized solutions are developed and offered to customers with Hitachi’s hardware and software products, as well as other vendors’ products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications equipment and components such as switches and fiber optic components, which are delivered to customers in the data and telecommunication industries.

The computer industry is extremely competitive. The speed of technology development in both hardware and software is very fast, and a failure to introduce, or a delay in the introduction of products or services that incorporate the latest technology would materially diminish Hitachi’s market presence. Customers are highly sensitive to the cost effectiveness of their investments in information technology, which leads to intense price competition, particularly in hardware products.

In particular, in the HDDs business, Hitachi is trying to improve the profitability of Hitachi Global Storage Technologies, Inc., a wholly owned subsidiary of the Company. Hitachi expects that the HDDs market will continue to expand but also considers that the HDDs industry is facing rapid technological changes, such as the development of high capacity hard disk drives and increasing commoditization of old models. To maintain profitability in such an environment, Hitachi believes that it is important to establish efficient development and manufacturing operations. Hitachi has therefore been implementing various business reorganization measures, such as integration of several development and manufacturing facilities for magnetic heads and circular disks, closure of a certain manufacturing facility and a reduction in the size of its workforce. In addition, Hitachi made efforts to strengthen its R&D capability for the purpose of developing and introducing cost competitive products.

In software and services businesses, Hitachi aims to strengthen: (i) outsourcing services such as data center outsourcing services which entails the monitoring, operation and maintenance of information on behalf of clients, as well as strategic outsourcing services which provides comprehensive support for customers’ information systems, including consulting, systems design, construction, operation and maintenance; and (ii) consulting services by bolstering the operational structure principally by increasing the number of consultants. Hitachi also aims to establish an efficient project management system by sales efforts to emphasize profitability, by utilizing an automatic application generator tool to increase the quality and productivity of research and development and by emphasizing cost management during the design and manufacture process to achieve profitability.

In fiscal 2007, this segment accounted for 22% of total revenues before eliminations and recorded operating income of ¥116.1 billion.

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

A significant portion of this segment business is conducted by Hitachi High-Technologies Corporation, a publicly-held subsidiary of the Company. Hitachi High-Technologies Corporation has two business aspects: (i) manufacturing and sale of manufacturing equipment of semiconductors, LCDs and HDDs, test and measurement equipment such as clinical analyzers, DNA sequencers and liquid chromatographs and other electronics-related equipment and (ii) sale of electronic components and advanced industrial materials.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. Due to its unfavorable business environment such as severe price competition, Hitachi exited from the unprofitable large-sized LCDs business conducted by a consolidated subsidiary, Hitachi Displays, Ltd. (“Hitachi Displays”), in the 1st quarter of fiscal 2006. Currently the large-sized LCDs business for flat-panel TVs is conducted in an equity method affiliate called IPS Alpha Technology, Ltd. (“IPS Alpha”). Further, in December 2007, the Company entered into a comprehensive alliance with Matsushita Electric Industrial Co., Ltd. (“Matsushita”) and Canon, Inc. (“Canon”), which anticipates the transfer of its LCD business to both Matsushita and Canon. Based on the alliance, in February 2008, Hitachi and Matsushita entered into an agreement relating to the future transfer of the large-sized LCDs business for flat-panel TVs conducted by IPS Alpha to Matsushita. Further, in February 2008, Hitachi and Canon entered into an agreement relating to the future transfer of the small and medium-sized LCDs business conducted by Hitachi Displays to Canon. Hitachi plans to continue to engage in R&D of LCD panels after the transfer of its LCDs business.

In fiscal 2007, this segment accounted for 10% of total revenues before eliminations and recorded operating income of ¥54.0 billion.

Power & Industrial Systems

In this segment, Hitachi offers power plants, industrial machinery, automotive products, construction machinery, elevators, escalators, railway vehicles and other products and related services for power utilities and industry.

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

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specific damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information.”

The Company plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S., by utilizing the alliance with GE to improve and expand boiling water reactor technology offerings, and to benefit from synergy in the area of design, manufacturing, construction, maintenance and engineering services. Based on the alliance, in June 2007, the Company and GE established companies in the U.S. and Canada. In addition, the Company transferred its nuclear power systems operations to a newly created Japanese company in July 2007 by way of corporate split under the Company Law and GE invested in the Japanese company. The Company owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company owns 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. These companies will construct and maintain nuclear power plants and provide related services. The Company expects that the nuclear power market will expand globally and believes that, by creating synergies with GE, this alliance will enable the Company to expand its nuclear power systems business throughout the world, utilizing GE’s design engineering of an advanced economic and simplified boiling water reactor, and both companies’ accumulated know-how and experience with the construction of nuclear power plants. See “A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization.”

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

In December 2006, the Company acquired a controlling interest in Clarion, a company that manufactures and sells car audio systems, car navigation systems, etc., making it a consolidated subsidiary of the Company, through a tender offer. Hitachi, with the expected synergy from these mergers and acquisitions, plans to strengthen the automotive products business in three areas: environmental systems such as fuel efficient vehicles and electric vehicles; safety systems such as vehicle movement management systems; and car information systems such as traffic information systems, navigation systems and damage/deterioration diagnosis systems.

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi’s diverse fields of operation, especially from technologies in the information systems and electronics field.

In fiscal 2007, this segment accounted for 28% of total revenues before eliminations and recorded operating income of ¥138.4 billion.

Digital Media & Consumer Products

In this segment, Hitachi manufactures and sells products in two main categories: digital media products and home appliances. The former includes optical disk drives, flat-panel TVs, LCD projectors and mobile phones, while the latter comprises room air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

Home electrical equipment manufacturers are responding to customer demand for low price and high added value by cutting costs and developing differentiated product lines. Success in this segment will also depend considerably on the development of products geared to advances in new multimedia-related markets.

In this segment, Hitachi is facing intense price competition caused by increasing product commoditization both in the digital media products business and home appliances business. Especially in digital media products such as flat-panel TVs, price reductions have been significant because of domestic and overseas competitors and increasing commoditization of old products. However, Hitachi expects the flat-panel TV market will continue to expand and considers flat-panel TVs to be one of its key products which Hitachi believes allow it to harness cutting-edge technologies to satisfy market needs faster than its competitors. Hitachi aims to improve the profitability of its flat-panel TVs business by developing and introducing new high value-added products such as ultra-thin flat-panel TVs; by restructuring its sales network in both domestic and overseas markets; by reducing production and fixed costs; and by increasing external sales of plasma display panels. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Fiscal 2007 Compared with Fiscal 2006” for more information.

In fiscal 2007, this segment accounted for 12% of total revenues before eliminations and recorded an operating loss of ¥109.9 billion.

High Functional Materials & Components

This segment includes fabricated chemical and metal products supplied as parts or materials to downstream manufacturers of mainly electric and electronic products. For example, Hitachi Chemical Co., Ltd. manufactures products based on its resin technology and serves industrial markets including semiconductor, liquid crystal display and automobile markets. Hitachi Metals, Ltd. manufactures and sells magnetic and electronic materials and parts. They include specialty steels such as materials for mobile phones and automobile engine parts. Hitachi Cable, Ltd. manufactures and sells electronic materials and components for semiconductors and mobile phones as well as cable and wire products used for the transmission of power and telephone signals.

As more products in this segment become more closely dependent upon and driven by electronics technological capabilities, Hitachi’s strength in electronics technology is expected to provide Hitachi with an advantage in introducing new products. Since the portion of materials and components used for semiconductors, liquid crystal displays, mobile phones and other IT-related products has increased in recent years, business results in this segment have been significantly affected by the business climate of the IT industry.

In April 2004, the magnetic materials business of Hitachi Metals, Ltd. (“Hitachi Metals”), a publicly-held subsidiary of the Company, was combined with Sumitomo Special Metals Co., Ltd. to form a new company, NEOMAX Co., Ltd. (“NEOMAX”). The new company became a consolidated subsidiary of the Company as a result of the transaction. Further, in November 2006, Hitachi Metals conducted a tender offer for shares of NEOMAX, then merged NEOMAX into it in April 2007.

In fiscal 2007, this segment accounted for 15% of total revenues before eliminations and recorded operating income of ¥141.0 billion.

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

In fiscal 2007, this segment accounted for 10% of total revenues before eliminations and recorded operating income of ¥27.8 billion.

Financial Services

This segment was originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization.

In fiscal 2007, this segment accounted for 3% of total revenues before eliminations and recorded operating income of ¥25.4 billion.

Competition

Hitachi is subject to intense competition in each of its businesses. Among its major competitors are some of the top-ranking industrial companies in Japan, U.S., Europe and Asia. Depending on the nature of the business, the competition is marked by rapid progress in technology or the need to reduce costs to meet customer requirements. In addition, Hitachi is facing more competition against companies that focus exclusively on specific market segments. See “Item 4. Information on the Company — B. Business Overview — Description of Industry Segments” for details of competition in each segment.

Seasonality

Hitachi’s revenues in Information & Telecommunication Systems segment and Power & Industrial Systems segment in the fourth quarter ending March 31 tend to be higher than those in other quarters due in part to the purchase customs of governmental agencies in Japan.

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

Government Regulations

Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

For example, Hitachi is subject to various environmental regulations such as the Air Pollution Control Law of Japan, the Soil Contamination Countermeasures Law of Japan, and the Water Pollution Control Law of Japan, which are administered by the Ministry of the Environment of Japan, and Pollutant Release and Transfer Registers Law of Japan administered by the Ministry of Economy, Trade and Industry of Japan and the Ministry of the Environment of Japan. In order to comply with these laws, Hitachi has implemented various measures such as improving its production facilities, introducing chemical substance risk assessment system, monitoring use and emission of certain chemical substances and cleaning up groundwater and soil as necessary.

        Further, Hitachi has also worked to comply with the European Union directive, “the Restriction of the use of certain Hazardous Substances in Electrical and Electronic Equipment” effective since July 1, 2006, which requires the elimination of six chemicals specified in the directive: lead, hexavalent chromium, cadmium, mercury, polybrominated biphenyl and polybrominated diphenyl ether from electrical and electronic products marketed in the European Union member states. Hitachi achieved compliance with this directive in July 2006 and is making continued efforts to comply with it. In addition, Hitachi has worked to comply with the European Union directive, “the Registration, Evaluation, Authorization, and Restrictions of Chemicals,” effective since June 1, 2007, which requires manufacturers, users and importers of a broad range of chemical substances to register chemical substances exported to the European Union member states and to file reports and apply for authorization for the chemicals contained in their products. Hitachi has worked to identify chemical substances contained in its products to be registered by developing its database.

These regulations among others to which Hitachi is subject could become more stringent or additional regulations could be adopted in the future, which could cause Hitachi to incur additional compliance costs or limit its business activities. Further, a failure to comply with these regulations could result in fines or other penalties, which could adversely affect Hitachi’s financial condition, results of operation, cash flows, reputation or credibility.

C. Organizational Structure

The table below shows major subsidiaries of the Company as of March 31, 2008. Ownership percentage of voting rights indicates voting rights owned by the Company and its subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights

Information & Telecommunication Systems
Hitachi Communication Technologies, Ltd.	Japan	100.0%
Hitachi Electronics Services Co., Ltd.	Japan	100.0
Hitachi Information & Control Solutions, Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	51.9
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Software Engineering Co., Ltd.	Japan	53.0
Hitachi Systems & Services, Ltd.	Japan	51.2
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Holding Corp.	U.S.A.	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0

Electronic Devices
Hitachi Displays, Ltd.	Japan	50.2%
Hitachi High-Technologies Corporation	Japan	51.7
Hitachi Medical Corporation	Japan	63.2
Hitachi Display Device (Suzhou) Co., Ltd.	China	100.0

Power & Industrial Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Clarion Co., Ltd.	Japan	64.0
Hitachi Building Systems Co., Ltd.	Japan	100.0
Hitachi Construction Machinery Co., Ltd.	Japan	51.1
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi-GE Nuclear Energy, Ltd.	Japan	80.0
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Mobile Co., Ltd.	Japan	100.0
Hitachi Plant Technologies, Ltd.	Japan	69.8
Hitachi Via Mechanics, Ltd.	Japan	100.0
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0
Hitachi Elevator (China), Co., Ltd.	China	70.0
Hitachi Power Europe GmbH	Germany	100.0

Digital Media & Consumer Products
Fujitsu Hitachi Plasma Display Limited	Japan	95.4%
Hitachi Appliances, Inc.	Japan	100.0
Hitachi Maxell, Ltd.	Japan	53.5
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Home Electronics (America), Inc.	U.S.A.	100.0
Shanghai Hitachi Household Appliances Co., Ltd.	China	60.0

Name of company	Country of incorporation	Ownership percentage of voting rights

High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.2%
Hitachi Chemical Co., Ltd.	Japan	51.6
Hitachi Metals, Ltd.	Japan	55.7

Logistics, Services & Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life Corporation	Japan	100.0
Hitachi Transport System, Ltd.	Japan	59.0
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Financial Services
Hitachi Capital Corporation	Japan	60.6%
Hitachi Insurance Services, Ltd.	Japan	100.0

Note:	Fujitsu Hitachi Plasma Display Limited changed its name to Hitachi Plasma Display Limited on April 1, 2008.

D. Property, Plants and Equipment

Hitachi owns a significant portion of the land, plants, offices and other fixed assets necessary to conduct its business and a significant portion of Hitachi’s land, plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs and future plans. Certain of Hitachi’s properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans as of March 31, 2008 was ¥43,004 million.

The following table describes the name of the Company office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2008. Hitachi believes the following offices, divisions, groups, centers and subsidiaries comprise its major lines of business:

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
The Company:
Automotive Systems	Kanagawa, etc.	2,614	Automotive products
Information & Telecommunication Systems	Kanagawa, etc.	764	Software, mainframes
Thermal & Hydroelectric Systems Division, etc.	Ibaraki	3,831	Power generating equipment, turbines
Research & Development Group	Tokyo, etc.	836	—
Consumer Business Group	Kanagawa, etc.	1,018	Digital media related products
Sales Offices	Osaka, etc.	115	—
Urban Planning and Development Systems	Ibaraki	528	Elevators, escalators
Head Office	Tokyo	790	—
Transportation Systems Division	Yamaguchi	698	Railway vehicles

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
Subsidiaries:
Hitachi Displays, Ltd.	Chiba	481	Liquid crystal displays
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,096	Special steels
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki	956	Electronic materials and components
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki	5,534	Excavators
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	313	Magnetic recording media
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	165	—
Yamazaki Works, Hitachi Metals, Ltd.	Osaka	187	Magnetic appliances
Yamasaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	675	Electronic materials and components
Miyazaki Works, Fujitsu Hitachi Plasma Display Limited	Miyazaki	404	Plasma display panels

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California, U.S.A., etc.	1,851	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,594	Automotive components
Hitachi Construction Machinery (Europe) N.V.	Amsterdam, Netherlands	48	Excavators

Note:	Fujitsu Hitachi Plasma Display Limited changed its name to Hitachi Plasma Display Limited on April 1, 2008.

For information on Hitachi’s plan for capital investment for fiscal 2008, see “A. History and Development of the Company” in this Item.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Economic Environment

Hitachi provides highly diversified products and services and conducts business throughout the world. Hitachi’s results of operations therefore are affected by various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in Hitachi’s main market sectors such as Japan, Asia, the U.S. and Europe.

In fiscal 2007, the Japanese economy continued to grow moderately due primarily to the increase of exports. Japan’s GDP grew 2.4% in fiscal 2005, 2.5% in fiscal 2006 and 1.6% in fiscal 2007.

Outside Japan, in fiscal 2007, growth in the U.S. economy slowed due to the effects of the deterioration of the sub-prime residential mortgage market. The European economy continued firm growth due to increases in capital investment and exports. The Asian economy showed robust growth centered in China.

Hitachi conducts business in many foreign countries, and a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports components and raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. For example, a large portion of Hitachi’s manufacturing is done domestically, which means that a strong yen reduces Hitachi’s cost competitiveness. The Japanese yen on average weakened against the U.S. dollar during fiscal 2005 and 2006, while during fiscal 2007, the Japanese yen strengthened. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi expects to finance foreign currency investments by foreign currency it has on hand. When the amount on hand is insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations on such investments. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

Oil and raw materials prices are rising globally. Increases in raw materials prices lead to increases in Hitachi’s production costs and may adversely affect on Hitachi’s profitability. Hitachi is working to reduce purchase costs by increasing centralized purchasing to realize volume discounts and by reducing the amount of raw materials used.

Business Strategy

The business circumstances surrounding Hitachi have become increasingly challenging. Some of its businesses are in stagnant industries. In addition, globalization of markets and commoditization of electronic products is continuing to intensify price competition in the business sectors in which Hitachi competes.

In order to establish a stable and highly profitable business structure, Hitachi is making an effort to realign its business portfolio, which may be implemented by exiting certain businesses that share fewer synergies with targeted businesses or have poor prospects for higher efficiency, by increasing its focus on targeted businesses and creating new businesses to achieve increased profitability. Hitachi uses an economic value-added evaluation index based on the cost of capital to make decisions with respect to exiting businesses, strengthening its focus on targeted businesses, creating or incubating new businesses and making capital investments. Hitachi has been allocating its business resources to strong businesses and has also been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. Hitachi also expects to continue to improve cash-flow management by increasing the efficiency of working capital use, making selective investments and further reducing procurement costs.

Hitachi is also entering into alliances with important domestic and overseas business partners in order to improve its profitability and to develop new business areas through achieving expected synergies with these partners and Hitachi group companies. In addition, Hitachi is implementing measures such as expanding fundamental research to create future core businesses and strengthening basic technologies for the Hitachi group in order to pursue further growth throughout the Hitachi group.

Business Reorganization

In September 2005, the Company sold a portion of its shares of Elpida Memory, Inc. (“Elpida Memory”). The Company previously had accounted for Elpida Memory under the equity method, however, as a result of this share sale, Elpida Memory is no longer an equity-method affiliate.

In October 2006, the Company conducted a tender offer for shares of Clarion, a company that manufactures and sells car audio systems, car navigation systems, etc., which then became a consolidated subsidiary of the Company in December 2006, in order to strengthen Hitachi’s car information systems business. The Company seeks to realize synergies from the transaction through Clarion’s planning and development capabilities for its products, such as audio-visual and navigation systems, and its marketing capabilities in aftermarket services.

In November 2006, the Company entered into a letter of intent with GE, expressing the intent of both parties to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aimed at achieving synergy in the areas of design, manufacture, construction, maintenance and engineering services. Subsequently, in May 2007, in order to implement the alliance, the Company entered into an agreement with GE to form companies in each of the U.S., Canada and Japan. Based on the agreement, the U.S. and Canadian companies were established in June 2007. Furthermore, the Company transferred its nuclear power systems operations to a newly created Japanese company in July 2007 by way of corporate split under the Company Law of Japan, and GE invested in the Japanese company. Hitachi owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company owns 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. Hitachi seeks through these transactions to strengthen its competitiveness in the global market and to increase market share and profitability in the future through synergy with GE. Hitachi plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S., through the alliance with GE. In particular, Hitachi hopes to create synergies with GE, including by utilizing design of an advanced boiling water reactor and an economic and simplified boiling water reactor, which is the next-generation large-scale reactor of boiling water reactor, and by leveraging both companies’ accumulated know-how and experience in the construction of nuclear power plants.

In December 2007, the Company entered into a comprehensive alliance with Matsushita and Canon, which anticipates the transfer of its LCD business to both Matsushita and Canon. Based on the alliance, in February 2008, Hitachi and Matsushita entered into an agreement relating to the future transfer of the large-sized LCDs business for flat-panel TVs conducted by IPS Alpha to Matsushita. Further, in February 2008, Hitachi and Canon entered into an agreement relating to the future transfer of the small and medium-sized LCDs business conducted by Hitachi Displays to Canon. Hitachi plans to continue to engage in R&D of LCD panels after the transfer of its LCDs business.

Hitachi is responding to the challenging circumstances it faces by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic distribution of its manufacturing facilities. However, Hitachi’s ability to close or sell unprofitable businesses may be limited, including due to a lack of demand in the M&A market for such businesses and the importance of preserving customer goodwill.

Note to Analysis of Revenues and Operating Income (Loss)

The analysis of revenues and operating income (loss) by industry and geographic segment and description of restructuring measures by industry segment mentioned below are based on the segmentation presented in accordance with a ministerial ordinance of the Financial Instruments and Exchange Law of Japan.

Although, pursuant to the exemption to foreign private issuers, Hitachi does not present segment information in accordance with the requirements of SFAS No. 131, Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues. Operating income (loss) is not presented in the consolidated statement of operations. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. However, under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See notes 17, 18 and 19 to the consolidated financial statements.

Fiscal 2007 Compared with Fiscal 2006

Summary

	Fiscal 2006	Fiscal 2007	Percent change
	(Millions of yen, except percentage data)
Total revenues	10,247,903	11,226,735	+10%
Operating income	182,512	345,516	+89%
Income before income taxes and minority interests	202,338	324,782	+61%
Income before minority interests	39,524	52,619	+33%
Net income (loss)	(32,799)	(58,125)	—%

Hitachi’s total revenues increased compared to the preceding fiscal year. Operating income significantly improved due to increases in operating income in most industry segments particularly in Power & Industrial Systems segment and Information & Telecommunication Systems segment, partially offset by an increase in an operating loss in Digital Media & Consumer Products segment. Income before income taxes and minority interests also increased due to an increase in operating income and an increase in net gain on sale of securities, partially offset by an increase in impairment of long-lived assets and an increase in restructuring charges. However, as a result of a significant increase in income taxes due primarily to an increase in the valuation allowance for deferred tax assets and an increase in minority interests due to the overall good performance of publicly-held subsidiaries, net loss increased compared to the preceding fiscal year. See “Analysis of Statement of Operations”, “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

Analysis of Statement of Operations

Hitachi’s total revenues in fiscal 2007 were ¥11,226.7 billion, an increase of 10% from the preceding fiscal year due to increases in revenues in most industry segments particularly in Power & Industrial Systems segment and Information & Telecommunication Systems segment, partially offset by a decrease in revenues of Financial Services segment. See “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion. Overseas revenues increased 14% over the same period, to ¥4,742.2 billion, or 42% of total revenues. This was due primarily to overall revenue increases in Asia, particularly increases in sales of construction machinery and HDDs, and an increase in sales of construction machinery and posting sales of a coal-fired thermal power plant in Europe.

Hitachi’s cost of sales increased 9%, to ¥8,777.6 billion, in fiscal 2007 compared to the preceding fiscal year. The ratio of cost of sales to total revenues decreased 1% in fiscal 2007 compared to the preceding fiscal year, to 78%. This improvement was primarily due to various cost reduction efforts and an improvement in profitability due to an increase in revenues, partially offset by the rise in raw material prices.

Selling, general and administrative expenses increased 6%, to ¥2,103.5 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in sales activities. The ratio of selling, general and administrative expenses to total revenues was 19%, almost the same in fiscal 2007 as in the preceding fiscal year.

Operating income, total revenues less cost of sales and selling, general and administrative expenses, increased 89%, to ¥345.5 billion, in fiscal 2007 compared to the preceding fiscal year due to an increase in most industry segments, particularly significant improvement in Power & Industrial Systems segment and Information & Telecommunication Systems segment, partially offset by a significant increase in operating loss in Digital Media & Consumer Products segment. See “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

In fiscal 2007, Hitachi recorded impairment losses for long-lived assets in the amount of ¥87.5 billion, an increase of ¥77.6 billion from the preceding fiscal year.

Digital Media & Consumer Products segment recorded an impairment loss of ¥68.7 billion. This impairment loss was recognized mainly in connection with an impairment of plasma display panel production facilities due to a decline of their profitability and the amounts invested in such production facilities are expected to be irrecoverable. Such profitability decline resulted from intensified market competition followed by falling unit prices of plasma TVs, a larger decrease in sales volume in units than expected and restructured overseas sales activities as part of a re-evaluation of geographical strategies in response to this decrease in sales. In addition, the impairment loss also includes impairment of the value of patents in connection with plasma display panel technology, for which the future royalty income is expected to decrease more than expected and the amounts invested in such patents are expected to be irrecoverable. Power & Industrial Systems segment recorded an impairment loss of ¥9.2 billion. This impairment loss was recognized mainly in connection with an impairment of power generation facilities for electrical power sales business due to decline of profitability of such business that resulted from increased fuel prices and the amounts invested in such facilities are expected to be irrecoverable. High Functional Materials & Components segment recorded an impairment loss of ¥7.1 billion. This impairment loss was recognized mainly in connection with an impairment of the production facilities of chip-on-film products for use in LCD drivers that resulted from falling prices of such products due to oversupply following a decrease in demand for LCD panels and the amounts invested in such facilities are expected to be irrecoverable. These losses were determined based primarily on discounted future cash flows.

In fiscal 2007, Hitachi recorded restructuring charges of ¥18.1 billion, an increase of ¥14.1 billion from the preceding fiscal year, associated primarily with the restructuring measures in Information & Telecommunication Systems segment, Digital Media & Consumer Products segment and Power & Industrial Systems segment. See “Restructuring” in this Item.

Interest income increased ¥5.5 billion, to ¥31.5 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to a rise in the interest rate and an increase in interest income relating to installment sales of construction machinery business.

Dividends income amounted to ¥6.0 billion in fiscal 2007, almost the same as the preceding fiscal year.

Gains on sales of stock by subsidiaries or affiliated companies amounted to ¥3.8 billion in fiscal 2007 due to the merger of Hitachi Metals and NEOMAX. This was a ¥8.1 billion decrease compared to the preceding fiscal year, when a gain of ¥12.0 billion was recorded due primarily to the sale of the Company’s shares in a U.S. consolidated subsidiary engaged in optical components business when the U.S. company listed its shares and resulted in such subsidiary becoming an equity method affiliate.

Other income increased ¥64.7 billion, to ¥123.7 billion, in fiscal 2007, compared to the preceding fiscal year. Net gain on securities increased ¥32.4 billion, to ¥80.1 billion, in fiscal 2007 compared to the preceding fiscal year due to sale of shares of subsidiaries, including sale of a part of shares of Hitachi Displays to Canon in connection with the reorganization of the LCDs business, sale of a part of shares of Hitachi-GE Nuclear Energy, Ltd. to GE in connection with the alliance with GE regarding nuclear power systems business and sale of all shares of Hitachi Semiconductor Singapore Pte. Ltd. Gains on contribution of securities to employee retirement benefit trust amounted to ¥21.0 billion also contributed to the increase; the Company contributed certain shares to such trust in order to improve its pension financing and to increase its utilization of financial assets. Equity in earnings of affiliated companies also increased ¥11.2 billion, to ¥22.5 billion, in fiscal 2007 due to an overall improvement in business results of equity method affiliates.

Interest charges increased ¥4.6 billion, to ¥42.4 billion in fiscal 2007 compared to the preceding fiscal year due primarily to the effect of a rise in the interest rate.

Other deductions increased ¥6.2 billion, to ¥37.7 billion, in fiscal 2007 compared to the preceding fiscal year. Foreign exchange losses increased ¥25.3 billion, to ¥28.4 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to strengthening of the yen against the U.S. dollars. Net loss on sale and disposal of rental assets and other property decreased ¥16.3 billion, to ¥8.2 billion, in fiscal 2007 compared to the preceding fiscal year. While the gross amount of loss on disposal of fixed assets was almost the same as in the preceding fiscal year, a larger amount of gains on sale of idle lands by the Company and certain subsidiaries resulted in a reduction in the net loss.

As a result of the foregoing, income before income taxes and minority interests increased 61%, to ¥324.7 billion, in fiscal 2007 compared to the preceding fiscal year.

Income taxes in relation to income before income taxes and minority interests in fiscal 2007 increased ¥109.3 billion, to ¥272.1 billion, in fiscal 2007 compared to the preceding fiscal year, which resulted in the effective tax rate of 84% in fiscal 2007 compared to 80% in the preceding fiscal year. This was due primarily to a ¥62.0 billion increase in the valuation allowance for deferred tax assets of the Company related to Japanese local taxes following re-assessment of the realizability of deferred tax assets in line with lower earnings in the flat-panel TVs business. Further, certain overseas subsidiaries were not able to record a deferred tax benefit for their losses.

As a result, income before minority interests increased 33%, to ¥52.6 billion, in fiscal 2007 compared to the preceding fiscal year.

Minority interests increased 53%, to ¥110.7 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to firm business results of publicly-held subsidiaries such as Hitachi Construction Machinery Co., Ltd., publicly-held subsidiaries in High Functional Materials & Components segment and Hitachi High-Technologies Corporation.

As a result of the foregoing, Hitachi’s net loss increased ¥25.3 billion, to ¥58.1 billion, in fiscal 2007 compared to the preceding fiscal year.

Operations by Industry Segment

	Revenues			Operating income
	Fiscal 2006	Fiscal 2007	Percent change	Fiscal 2006	Fiscal 2007	Percent change
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	2,472,227	2,761,137	+12%	60,343	116,105	+92%
Electronic Devices	1,287,492	1,293,517	+0%	45,755	54,046	+18%
Power & Industrial Systems	3,022,299	3,568,151	+18%	36,391	138,455	+280%
Digital Media & Consumer Products	1,506,073	1,504,692	-0%	(58,435)	(109,914)	—%
High Functional Materials & Components	1,794,506	1,875,018	+4%	132,399	141,007	+7%
Logistics, Services & Others	1,213,529	1,271,465	+5%	20,233	27,870	+38%
Financial Services	500,065	445,400	-11%	23,534	25,481	+8%
Subtotal	11,796,191	12,719,380	+8%	260,220	393,050	+51%
Eliminations and Corporate Items	(1,548,288)	(1,492,645)	—%	(77,708)	(47,534)	—%

Total	10,247,903	11,226,735	+10%	182,512	345,516	+89%

Information & Telecommunication Systems

Revenues increased 12%, to ¥2,761.1 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to increases in sales of services business and HDDs.

Revenues of services business increased by 15%, to ¥1,135.2 billion. This is primarily due to an increase in sales of system integration services as a result of active IT investment by domestic financial institutions. HDD shipment volume increased 28% to 89.5 million units, which resulted in a 15% increase in sales of HDDs compared to the preceding fiscal year, to ¥653.1 billion. A steady increase in demand for lap-top computers resulted in an increase in unit sales of 2.5 inch models, one of the core HDD products. Increasing demand also led to an increase in sales of 3.5 inch desk top models.

Operating income increased 92%, to ¥116.1 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in profit of services business and an improvement in the HDD business.

In the services business, operating income significantly increased as a result of sales efforts to emphasize profitability, of utilizing an automatic application generator tool to increase the quality and productivity of research and development and of emphasizing follow-up and cost management during the design and manufacture process to achieve profitability. Operating losses for HDDs decreased by ¥9.6 billion from ¥43.7 billion in the previous fiscal year to ¥34.1 billion due to stable prices in the latter half of fiscal 2007, an increase in sales of new more profitable products with high added value and a reduction of costs. This cost reduction was achieved by closing a certain production facility, integrating R&D and production facilities of circular disks and magnetic heads, reducing labor costs and reducing purchase costs of raw materials.

Electronic Devices

Revenues amounted to ¥1,293.5 billion in fiscal 2007, almost the same as in the preceding fiscal year.

In Hitachi High-Technologies Corporation, revenues were almost the same as in the preceding fiscal year. Sales of clinical analyzers increased through intensive sales efforts of new models of integrated clinical chemistry and immunochemistry analyzers due to solid demand in the U.S. and European markets. Sales of semiconductor manufacturing equipment also increased due to solid demand in overseas markets. These increases were offset by a decrease in sales of semiconductor devices, functional components and printer-related components due to a reduction in production volume of certain clients and a decrease in sales of optical components for LCD projectors due to a contraction of the rear projection TVs market.

In displays business, revenues were almost the same as in the preceding fiscal year. Revenues of large-sized LCDs for TVs decreased due to Hitachi’s policy of focusing on small and medium-sized LCDs and exiting from the large-sized LCDs business for TVs conducted by Hitachi Displays, a subsidiary of the Company. Sales of large-sized LCDs for PCs and projection tubes decreased following downsizing as part of Hitachi’s business strategy. These decreases were offset by an increase in sales of small and medium-sized LCDs for devices like mobile phones and digital still cameras due to increased demand for high grade LCD panels in these products.

Operating income increased 18%, to ¥54.0 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in sales of new models of clinical analyzers in the U.S. and European markets and various cost reduction efforts.

Power & Industrial Systems

Revenues increased 18%, to ¥3,568.1 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to increases in revenues of power systems business, automotive equipment and Hitachi Construction Machinery Co., Ltd.

Revenues in power systems business increased due primarily to sales posted in a nuclear power plant in Japan and a coal-fired thermal power plant in Germany. Sales of automotive equipment increased due primarily to an increase in revenues due to Clarion Co., Ltd. becoming a consolidated subsidiary in December 2006 and a production increase in the domestic automobile manufacturers for exports. Revenues of Hitachi Construction Machinery Co., Ltd. increased due to increased worldwide demand for construction machinery and mineral mining machinery.

In fiscal 2007, Hitachi did not record unexpected costs after recording unexpected costs in fiscal 2006, relating to the accrual of repair costs for broken turbine vanes in Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. and in Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company and additional costs to overcome delays in the construction of a thermal power plant in the U.S. As a result, operating income increased 280%, to ¥138.4 billion, in fiscal 2007 compared to the preceding fiscal year.

Digital Media & Consumer Products

Revenues amounted to ¥1,504.6 billion in fiscal 2007, almost the same as the preceding fiscal year. Sales of projection TVs significantly decreased due to downsizing of such business and shifting focus to flat-panel TVs business. The sales volume of plasma TVs increased to 850 thousand units in fiscal 2007 compared to 770 thousand units in the preceding fiscal year while revenues decreased due to price reductions mainly in old models. These factors were partially offset by an increase in sales of room air conditioners in Europe, China and India and an increase in sales of air-conditioning equipment for enterprises in Japan, Europe and China.

Operating loss increased ¥51.4 billion, to ¥109.9 billion, in fiscal 2007 from the preceding fiscal year. This increase in loss was due primarily to an increase in loss of plasma TVs, partially offset by an improvement in the profitability of room air conditioners as sales increased.

Operating loss of plasma TVs increased due to decreases in sales prices in Japan, particularly those for older models, and decreases in sales prices in North America due to price competition reflecting consumer preference for low price models. In addition, Hitachi recognized costs related to a sell-off of inventories in connection with the restructuring of sales activities.

Flat-panel TVs business is experiencing severe price competition. However, demand for flat-panel TVs is growing in emerging markets such as China. Further, demand in developed countries is expected to grow, because flat-panel TVs have additional functionality as next generation information terminals. Hitachi seeks the profitability of flat-panel TVs by focusing on high value added products such as ultra-thin models, reducing production costs and fixed costs through reduction in the size of workforce, selecting domestic and overseas sales channels for consumers and reinforcing sales channels for business clients utilizing Hitachi’s other business division’s sales channel and expanding sales of plasma display panels to outside customers.

High Functional Materials & Components

Revenues increased 4%, to ¥1,875.0 billion, in fiscal 2007 compared to the preceding fiscal year. Revenues of Hitachi Chemical Co., Ltd. were almost the same as in the preceding fiscal year due primarily to an increase in sales of semiconductor related materials and automotive related components, partially offset by a decrease in sales of household and environmental equipment business due to the sale of such business to a third party in January 2008. Revenues of Hitachi Metals, Ltd. increased due primarily to an increase in sales of automotive- and IT-related electronics and information equipment and high grade casting components. Revenues of Hitachi Cable, Ltd. increased due primarily to an increase in sales of wires and cables as a result of solid demand and increased sales prices owing to a rise in copper prices and an increase in sales of fiber-optic submarine cable due to increased worldwide demand for telecommunication lines.

Operating income increased 7%, to ¥141.0 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to a successful transfer of increased materials costs to sales prices and cost reduction efforts.

Logistics, Services & Others

Revenues increased 5%, to ¥1,271.4 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in sales of logistics outsourcing services due to new projects in domestic and overseas markets. Operating income increased 38%, to ¥27.8 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in logistics outsourcing services as sales increased and an effort to improve transportation efficiency, as well as an improved performance by a sales subsidiary in China.

Financial Services

Revenues decreased 11%, to ¥445.4 billion, while operating income increased 8%, to ¥25.4 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to a selective sales activities aimed at winning profitable orders, mainly in leasing business.

Operations by Geographic Segment

	Revenues			Operating income
	Fiscal 2006	Fiscal 2007	Percent change	Fiscal 2006	Fiscal 2007	Percent change
	(Millions of yen, except percentage data)
Japan	8,284,229	8,896,259	+7%	212,316	299,632	+41%
Asia	2,020,757	2,409,319	+19%	(3,664)	33,020	—%
North America	1,071,010	1,086,108	+1%	25,310	23,087	-9%
Europe	682,808	886,838	+30%	23,312	21,575	-7%
Other Areas	173,295	269,522	+56%	8,647	13,394	+55%
Subtotal	12,232,099	13,548,046	+11%	265,921	390,708	+47%
Eliminations and Corporate Items	(1,984,196)	(2,321,311)	—%	(83,409)	(45,192)	—%

Total	10,247,903	11,226,735	+10%	182,512	345,516	+89%

Japan

Revenues increased 7%, to ¥8,896.2 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in nuclear power plant sales, Clarion Co., Ltd. becoming a consolidated subsidiary in December 2006 and an increase in sales of construction machinery business.

Operating income increased 41%, to ¥299.6 billion in fiscal 2007 compared to the preceding fiscal year. In fiscal 2007, Hitachi did not record unexpected losses after recording unexpected costs in fiscal 2006, relating to the accrual of repair costs for broken turbine vanes in Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. and in Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company and additional costs to overcome delays in the construction of a thermal power plant in the U.S.

Asia

Revenues increased 19%, to ¥2,409.3 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to overall increases in sales especially in HDDs due to increased demand and in construction machinery due to increased demand in China.

Operating income amounted to ¥33.0 billion, in fiscal 2007 compared to an operating loss of ¥3.6 billion in the preceding fiscal year due to an improvement in profitability of HDDs and a significant increase in sales of construction machinery.

North America

Revenues increased 1%, to ¥1,086.1 billion, in fiscal 2007 compared to the preceding fiscal year due to an increase in sales of HDDs and the sale of a coal-fired thermal power plant in Canada, partially offset by a decrease in digital media related products due to a decline in unit prices of plasma TVs, downsizing of projection TVs and a decline in sales of construction machinery business resulting from a decrease in housing investment in the U.S.

Operating income decreased 9%, to ¥23.0 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to a decrease in profitability of plasma TVs and a decrease in profitability of construction machinery resulting from a decrease in sales.

Europe

Revenues increased 30%, to ¥886.8 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in construction machinery sales due to increased demand and the sale of a coal-fired thermal power plant in Germany.

Operating income decreased 7%, to ¥21.5 billion from the preceding fiscal year. The primary factor of this decrease was a decrease in the profitability of a coal-fired thermal power plant in Germany due to increased labor costs that resulted from an expanding construction market. Costs also increased due to time intensive work that was required to overcome construction schedule delays after an initial principal contractor in that project went bankrupt and had to be replaced by a new contractor.

Other Areas

Revenues increased 56%, to ¥269.5 billion and operating income increased 55%, to ¥13.3 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in sales of mineral mining machinery in Australia and South Africa resulting from increased demand for the development of natural resources.

Fiscal 2006 Compared with Fiscal 2005

Summary

	Fiscal 2005	Fiscal 2006	Percent change
	(Millions of yen, except percentage data)
Total revenues	9,464,801	10,247,903	+8%
Operating income	256,012	182,512	-29%
Income before income taxes and minority interests	274,864	202,338	-26%
Income before minority interests	120,516	39,524	-67%
Net income (loss)	37,320	(32,799)	—%

Hitachi’s total revenues increased compared to the preceding fiscal year. However, operating income and income before income taxes and minority interests decreased due primarily to a decrease in operating income in Information & Telecommunication Systems segment and Power & Industrial Systems segment and an increase in operating loss in Digital Media & Consumer Products segment. In addition, income before minority interests significantly decreased as a result of an increase in income taxes due to providing allowances against deferred tax assets for net operating loss carry forwards in certain subsidiaries and an inability to record a deferred tax benefit in a subsidiary engaging in HDD business which had experienced large losses. As a result of the foregoing, Hitachi posted a net loss compared to net income in the preceding fiscal year. See “Analysis of Statement of Operations”, “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

Analysis of Statement of Operations

Hitachi’s total revenues in fiscal 2006 were ¥10,247.9 billion, an increase of 8% from the preceding fiscal year. Overseas revenues increased 14% over the same period, to ¥4,154.2 billion. See “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

Hitachi’s cost of sales increased 9%, to ¥8,088.3 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in production costs due to a rise in material prices, the accrual of repair costs for broken turbine vanes in domestic nuclear power plants and additional costs of construction of a thermal power plant in the U.S. caused by inefficient project management. The ratio of cost of sales to total revenues increased 1% in fiscal 2006 compared to the preceding fiscal year, to 79%.

Selling, general and administrative expenses increased 9%, to ¥1,977.0 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales activities. The ratio of selling, general and administrative expenses to total revenues was 19%, almost the same in fiscal 2006 as in the preceding fiscal year.

Operating income, total revenues less cost of sales and selling, general and administrative expenses, decreased 29%, to ¥182.5 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in operating loss in Digital Media & Consumer Products and a decrease in operating income in Power & Industrial Systems and in Information & Telecommunication Systems, partially offset by an increase in operating income in Electronic Devices and High Functional Materials & Components. See “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

In fiscal 2006, Hitachi recorded impairment losses for long-lived assets in the amount of ¥9.9 billion. The majority of the impairment losses were charged against long-lived property, plant and equipment in Japan. High Functional Materials & Components recognized an impairment loss of ¥4.3 billion. This impairment loss was recognized mainly in connection with semiconductor material manufacturing equipment caused by the early termination of production of certain portable information devices by Hitachi’s certain client, which resulted in Hitachi reducing the production and sales plans of such products, followed by a decrease in the expected profitability from such manufacturing equipment. Digital Media & Consumer Products recognized an impairment loss of ¥1.3 billion. This impairment loss was recognized mainly in connection with certain electronic parts caused by a business closure by Hitachi’s certain client, which resulted in Hitachi reducing production and sales plans of related products, followed by a decrease in the expected profitability from such manufacturing equipment. Electronic Devices recognized an impairment loss of ¥1.2 billion. This impairment loss was recognized mainly in connection with manufacturing equipment for projection television tubes due to reduced production of projection TVs due to Hitachi’s strategy of focusing on small and medium-sized LCDs, followed by a decrease in the expected profitability from such manufacturing equipment. These losses were determined based primarily on discounted future cash flows.

In fiscal 2006, Hitachi recorded restructuring charges of ¥3.9 billion, associated primarily with the restructuring measures in High Functional Materials & Components and Information & Telecommunication Systems. See “Restructuring” in this Item.

Interest income increased 43%, to ¥25.9 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to increases in interest rates and to the interest rate swaps which overseas financial subsidiaries made for the purpose of hedging interest rate risks. Dividends income decreased 6% in fiscal 2006 compared to the preceding fiscal year, to ¥6.0 billion.

Gains on sales of stock by subsidiaries or affiliated companies increased ¥11.6 billion, to ¥12.0 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to the effect of a U.S. consolidated subsidiary becoming an equity method affiliate through a share sale by the Company when the U.S. company listed its shares.

Other income decreased to ¥58.9 billion in fiscal 2006 compared to ¥62.6 billion in the preceding fiscal year because foreign exchange gains were lower due to changes in exchange rates.

Interest charges increased 14%, to ¥37.7 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in borrowings.

Other deductions increased to ¥31.4 billion in fiscal 2006 compared to ¥3.6 billion in the preceding fiscal year. The primary reason for this increase was that Hitachi had recorded approximately ¥30.0 billion gains on the sale of land and other property such as idle assets in several manufacturing sites in fiscal 2005 which did not recur in fiscal 2006. Net losses on the sale and disposal of rental assets and other property resulted from the normal disposal of manufacturing equipment, across each business unit in both fiscal years and, Hitachi does not plan to make any unusual property disposals or sales in the near future.

As a result of the foregoing, income before income taxes and minority interests decreased 26%, to ¥202.3 billion, in fiscal 2006 compared to the preceding fiscal year.

Income taxes in relation to income before income taxes and minority interests in fiscal 2006 increased to ¥162.8 billion compared to ¥154.3 billion in the preceding fiscal year, which resulted in the effective tax rate of 80% in fiscal 2006 compared to 56% in the preceding fiscal year. For fiscal 2006, certain companies that had incurred cumulative losses in recent years were required to provide allowances against deferred tax assets for net operating loss carry forwards. These include the thermal power plants business and other. The subsidiary of the hard disk drive business, which experienced large losses, was also not able to record a deferred tax benefit for its losses since it is not subject to income tax in the country in which it is located. These were the largest factors contributing to the increase in the effective tax rate.

As a result, income before minority interests decreased 67%, to ¥39.5 billion, in fiscal 2006 compared to the preceding fiscal year.

Minority interests decreased 13%, to ¥72.3 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to the deterioration in the business results of certain majority-owned subsidiaries, partially offset by firm business results of certain publicly-held subsidiaries such as Hitachi Construction Machinery Co., Ltd., Hitachi High-Technologies Corporation and publicly-held subsidiaries in High Functional Materials & Components.

As a result of the foregoing, Hitachi posted a net loss of ¥32.7 billion in fiscal 2006, compared to a net income of ¥37.3 billion in the preceding fiscal year.

Operations by Industry Segment

	Revenues			Operating income
	Fiscal 2005	Fiscal 2006	Percent change	Fiscal 2005	Fiscal 2006	Percent change
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	2,360,956	2,472,227	+5%	84,687	60,343	-29%
Electronic Devices	1,204,407	1,287,492	+7%	20,439	45,755	+124%
Power & Industrial Systems	2,805,169	3,022,299	+8%	92,552	36,391	-61%
Digital Media & Consumer Products	1,305,658	1,506,073	+15%	(35,771)	(58,435)	—%
High Functional Materials & Components	1,600,246	1,794,506	+12%	110,069	132,399	+20%
Logistics, Services & Others	1,214,784	1,213,529	-0%	19,511	20,233	+4%
Financial Services	517,975	500,065	-3%	35,001	23,534	-33%
Subtotal	11,009,195	11,796,191	+7%	326,488	260,220	-20%
Eliminations and Corporate Items	(1,544,394)	(1,548,288)	—%	(70,476)	(77,708)	—%

Total	9,464,801	10,247,903	+8%	256,012	182,512	-29%

Information & Telecommunication Systems

Revenues increased 5%, to ¥2,472.2 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales in Hitachi’s services businesses, such as Hitachi’s solutions business, to governmental entities and domestic financial institutions due to their increased IT investments, an increase in sales of disk array subsystems due to Hitachi’s competitive enterprise model products and the introduction of new mid-range model products and an increase in sales of HDDs for PCs and disk array subsystems due to increased demand for these products from consumers and business enterprises and increased production capacity of Hitachi.

Operating income decreased 29%, to ¥60.3 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to a decline in the unit price of HDDs caused by intense price competition and an increase in development costs of next generation telecommunications equipment and servers.

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

Electronic Devices

Revenues increased 7%, to ¥1,287.4 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of semiconductor and HDD-related manufacturing equipment due to increased investment by manufacturers, an increase in sales of small and medium-sized LCDs mainly for mobile phones, digital cameras, printers and in-vehicle equipment, such as navigation systems and indicator panels, due to Hitachi’s increased sales efforts and an increase in sales of medical analysis equipment in the U.S. and Europe due to the introduction of new models, partially offset by a decrease in sales of large-sized LCDs due to Hitachi’s downsizing of such business due to intense price competition.

Operating income increased 124%, to ¥45.7 billion, in fiscal 2006 compared to the preceding fiscal year. The primary driver of this increase was an improvement in the LCDs business, which accounted for operating income of ¥0.5 billion in fiscal 2006, an increase of ¥23.3 billion from the operating loss of ¥22.8 billion in the preceding fiscal year. This increase was primarily due to the exit from the unprofitable large-sized LCDs business in a subsidiary of the Company, Hitachi Displays, Ltd., in the 1st quarter of fiscal 2006. Such exit of business was part of Hitachi’s strategy to focus on small and medium-sized LCDs markets, which Hitachi expects will continue to benefit from expanded LCDs use for mobile phones, digital cameras, printers and car navigation systems. In addition, at Hitachi High-Technologies Corporation, a majority-owned subsidiary of the Company, sales of semiconductor manufacturing equipment increased due to capital expenditures by semiconductor manufacturers; sales of HDD manufacturing equipment also significantly increased due to active capital expenditures by Japanese manufacturers. As a result, revenues and operating income of Hitachi High-Technologies Corporation significantly increased. As a result of the foregoing, operating income of this segment significantly improved in fiscal 2006.

Power & Industrial Systems

Revenues increased 8%, to ¥3,022.2 billion, in fiscal 2006 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of construction machinery due to increased social infrastructure investment in domestic and overseas markets and due to increased demand for mineral mining machinery in overseas markets, an increase in sales of automotive products primarily a result of the acquisition of Clarion in December 2006 through a tender offer and increased sales of elevators and escalators in China due to increased construction, partially offset by the exclusion of the revenues of former Hitachi Air Conditioning Systems Co., Ltd., which have been included in Digital Media & Consumer Products since April 2006 as a result of its merger with former Hitachi Home & Life Solutions, Inc. in April 2006.

Operating income decreased 61%, to ¥36.3 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to a rise in prices of raw materials for products in the power systems sector, the accrual of repair costs for broken turbine vanes in domestic nuclear power plants and additional costs of construction of a thermal power plant in the U.S. caused by inefficient project management, partially offset by an increase in sales of construction machinery and a reduction in the production costs of automotive products due to increased local procurement.

Among other things, this decrease of operating income was significantly affected by the accrual of repair costs for broken turbine vanes in Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. and in Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company and additional costs for the construction of a thermal power plant in the U.S. related to measures required to reverse construction delays. The aggregate amount of these unexpected costs amounted approximately ¥80.0 billion. Hitachi expected to earn operating income in this segment in fiscal 2006. However, operating income amounted to only ¥36.3 billion, a decrease of approximately ¥60.0 billion compared to the initial forecast. The deviation from the forecast was the result of both positive and negative factors. The most significant positive factor was an increase in operating income of approximately ¥20.0 billion in Hitachi Construction Machinery Co., Ltd., a majority-owned subsidiary, as the result of robust demand for its products worldwide. The negative factors mostly related to the accrual of repair costs for broken turbine vanes at domestic nuclear power plants and the additional costs of construction for a thermal power plant in the U.S., which amounted to approximately ¥80.0 billion in the aggregate. Losses on certain long-term contracts were comprised primarily of these additional costs of construction of a thermal power plant in the U.S. See note 16 to the consolidated financial statements.

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

Digital Media & Consumer Products

Revenues increased 15%, to ¥1,506.0 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of flat-panel TVs that resulted from increased consumer demand reflecting a decline in unit prices, an increase in sales of mobile phones due to introducing new models, an increase in sales of refrigerators and washing machines and the inclusion of the revenues of former Hitachi Air Conditioning Systems Co., Ltd., the result of a merger with former Hitachi Home & Life Solutions, Inc. in April 2006. The revenues of former Hitachi Air Conditioning Systems Co., Ltd. have been included in Digital Media & Consumer Products since April 2006 and were previously included in Power & Industrial Systems.

Operating loss increased ¥22.6 billion, to ¥58.4 billion, from the preceding fiscal year due primarily to a decline in unit prices and an increase in marketing costs of flat-panel TVs, a decline in profitability of room air conditioners due to a decline in sales in the domestic market caused by reduced popularity of products and to an increase in the costs of raw materials, and a decline in unit prices of DVD/HDD recorders to meet domestic consumers’ needs.

High Functional Materials & Components

Revenues increased 12%, to ¥1,794.5 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of wires and cables with increased sales prices resulting from the successful shifting of increased raw materials costs onto sales prices and an increase in sales of materials for semiconductors and of automotive related products due to increased demand in IT industries and by automobile manufacturers. Operating income increased 20%, to ¥132.3 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of above products together with their cost reduction.

Logistics, Services & Others

Revenues were ¥1,213.5 billion in fiscal 2006, almost the same as in the preceding fiscal year due primarily to an increase in sales of third party logistics services due to increased demand for logistics outsourcing services coupled with Hitachi’s increased sales efforts focused towards its existing and new clients, partially offset by a decrease in revenues by a U.S. sales subsidiary which resulted from the lack of a large order posted in fiscal 2005. Operating income increased 4%, to ¥20.2 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of third party logistics services together with their cost reduction, partially offset by a decline in profitability in a U.S. sales subsidiary.

Financial Services

Revenues decreased 3%, to ¥500.0 billion, and operating income decreased 33%, to ¥23.5 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to a decrease in sales of and related gains on securitization of lease receivables.

Operations by Geographic Segment

	Revenues			Operating income
	Fiscal 2005	Fiscal 2006	Percent change	Fiscal 2005	Fiscal 2006	Percent change
	(Millions of yen, except percentage data)
Japan	7,780,402	8,284,229	+6%	275,715	212,316	-23%
Asia	1,632,391	2,020,757	+24%	6,727	(3,664)	—%
North America	964,094	1,071,010	+11%	23,428	25,310	+8%
Europe	546,432	682,808	+25%	18,702	23,312	+25%
Other Areas	131,543	173,295	+32%	6,555	8,647	+32%
Subtotal	11,054,862	12,232,099	+11%	331,127	265,921	-20%
Eliminations and Corporate Items	(1,590,061)	(1,984,196)	—%	(75,115)	(83,409)	—%

Total	9,464,801	10,247,903	+8%	256,012	182,512	-29%

     Japan

Revenues increased 6%, to ¥8,284.2 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery due to increased private sector investment, an increase in sales of materials for semiconductors and automotive related products due to increased investment by manufacturers and of flat-panel TVs due to increased consumer demand reflecting a decline in unit prices. Operating income decreased 23%, to ¥212.3 billion due primarily to the accrual of repair costs for broken turbine vanes in domestic nuclear power plants, additional costs of construction of a thermal power plant in the U.S. and a decline in unit prices and an increase in marketing costs of flat-panel TVs.

Asia

Revenues increased 24%, to ¥2,020.7 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of HDDs and LCDs due to increased demand from manufacturers reflecting increased IT investment and an increase in sales of elevators, escalators and construction machinery primarily in China due to its robust economy. Operating loss of ¥3.6 billion was posted in fiscal 2006 compared to operating income of ¥6.7 billion in the preceding fiscal year due primarily to a decline in the unit price of HDDs due to intense price competition.

North America

Revenues increased 11%, to ¥1,071.0 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of automotive products for automobile manufacturers reflecting increased consumer demand for vehicles, an increase in sales of flat-panel TVs due to an increase in consumer demands reflecting a decline in unit prices, an increase in sales of construction machinery due primarily to increased demand in commercial facilities, construction and maintenance investment in highways and solid sales in the storage solutions business due to increased IT investment together with increased demand for Hitachi’s differentiated technology. Operating income increased 8%, to ¥25.3 billion from the preceding fiscal year due primarily to an increase in sales of construction machinery and an increase in sales of automotive products together with a reduction of procurement costs.

Europe

Revenues increased 25%, to ¥682.8 billion, in fiscal 2006 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery which resulted primarily from the introduction of new models of machinery and increased investments in housing and an increase in the storage solutions business resulting from increased IT investment together with increased demand for Hitachi’s differentiated technology. Operating income increased 25%, to ¥23.3 billion from the preceding fiscal year due primarily to an increase in sales of the above products.

Other Areas

Revenues increased 32%, to ¥173.2 billion and operating income increased 32%, to ¥8.6 billion, in fiscal 2006 compared to the preceding fiscal year, due in part to an increase in sales of mineral mining machinery in Australia and Africa.

Restructuring

Restructuring charges amounted to ¥4.4 billion in fiscal 2005, ¥3.9 billion in fiscal 2006 and ¥18.1 billion in fiscal 2007, of which the breakdown by industry segment is not shown because the amount charged to each segment is not material.

Fiscal 2007 restructuring

For fiscal 2007, Hitachi recorded restructuring charges of ¥18.1 billion. The restructuring charges included special termination benefits of ¥15.6 billion for 7,801 employees. Payments of ¥6.3 billion were made in fiscal 2007 and special termination benefits of ¥8.9 billion were accrued as of March 31, 2008. The accrued amount is expected to be paid in the fiscal year ending March 31, 2009.

Information & Telecommunication Systems recorded restructuring charges of ¥7.2 billion, consisting primarily of special termination benefits for employees in the overseas subsidiaries engaging in the HDDs business and storage solutions business due to integration and closures of production facilities.

Digital Media & Consumer Products recorded restructuring charges of ¥4.0 billion, consisting primarily of special termination benefits for employees in the overseas subsidiaries engaging in flat-panel TVs business due to reorganization of sales operations.

Power & Industrial Systems recorded restructuring charges of ¥2.8 billion, consisting primarily of special termination benefits for employees in the social and industrial infrastructure systems business in order to reduce fixed costs and to improve the profitability of such business.

Fiscal 2006 restructuring

For fiscal 2006, Hitachi recorded restructuring charges of ¥3.9 billion. The restructuring charges included special termination benefits of ¥3.8 billion for 554 employees. Payments of ¥4.9 billion were made in fiscal 2006 and special termination benefits of ¥44 million were accrued as of March 31, 2007. The accrued amount was paid in the fiscal year ended March 31, 2008.

Restructuring charges mainly consist of special termination benefits for the early terminated employees of subsidiaries in High Functional Materials & Components and Information & Telecommunication Systems.

Fiscal 2005 restructuring

For fiscal 2005, Hitachi recorded restructuring charges of ¥4.4 billion. The restructuring charges included special termination benefits of ¥2.7 billion for 691 employees. Payments of ¥16.1 billion were made in fiscal 2005 and special termination benefits of ¥1.1 billion were accrued as of March 31, 2006. The accrued amount was paid in the fiscal year ended March 31, 2007.

Restructuring charges mainly consist of special termination benefits for certain former employees of subsidiaries in Electronic Devices who accepted early termination and losses on the disposal of fixed assets in High Functional Materials & Components.

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2005 to fiscal 2007. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve Hitachi group cash management by centralizing such management among the Company and its overseas financial subsidiaries. Hitachi’s internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments as an immediately available source of funds. In addition, Hitachi raises funds both from the capital markets and from Japanese and international commercial banks in response to its capital requirements. Management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised by the issuance of debt and equity securities in domestic and foreign capital markets.

In fiscal 2005, the Company issued two series of unsecured straight bonds: (i) five-year bonds with a 0.7% coupon rate in an aggregate principal amount of ¥50.0 billion, and (ii) ten-year bonds with a 1.56% coupon rate in an aggregate principal amount of ¥50.0 billion. The Company issued these bonds for the purpose of redeeming the Company’s 11th issue of unsecured straight bonds that was due for redemption in February 2006.

Hitachi relies for its liquidity principally on cash and other working capital as well as the issue of debentures, medium term notes and commercial paper, bank loans and other uncommitted sources of financing. While Hitachi maintains backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. At the end of fiscal 2007, the Company maintained commitment line agreements with a number of domestic banks under which the Company may borrow any amount in order to ensure efficient access to necessary funds. Unused commitment lines for the Company totaled ¥690.0 billion as of March 31, 2008. These commitment line agreements generally provide for a one through three year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of the Company’s subsidiaries also maintain commitment line arrangements. Unused commitment lines for the Company and its subsidiaries totaled ¥742.5 billion as of March 31, 2008. The committed credit arrangements of the Company and its subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

The Company’s current debt ratings (long-term/short-term) as of March 31, 2008 are: A1/P-1 by Moody’s; A-/A-2 by S&P and AA-/a-1+ by R&I. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, a downgrade of its debt ratings would likely increase the cost of debt finance by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through the capital markets.

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

Cash Flows

Summarized cash flows from operating, investing and financing activities for fiscal 2005, 2006 and 2007 are shown below.

	Fiscal 2005	Fiscal 2006	Fiscal 2007
	(Millions of yen)
Net cash provided by operating activities	690,875	615,042	791,837
Net cash used in investing activities	(501,362)	(786,170)	(637,618)
Net cash provided by (used in) financing activities	(261,638)	121,259	(185,556)
Effect of exchange rate changes on cash and cash equivalents	21,665	9,480	(25,569)

Net decrease in cash and cash equivalents	(50,460)	(40,389)	(56,906)

Net cash provided by operating activities was ¥791.8 billion, ¥615.0 billion and ¥690.8 billion in fiscal 2007, 2006 and 2005, respectively. The increase in fiscal 2007 was due primarily to a reduction in the increase in inventories to ¥107.5 billion for fiscal 2007, which was ¥104.4 billion less than the preceding fiscal year due to efforts to improve inventory turnover. This improvement was partially offset by a slightly lower decrease in receivables of ¥47.8 billion, a decrease of ¥4.7 billion from the preceding fiscal year, and a lower increase in payables of ¥42.4 billion, a decrease of ¥62.5 billion from the previous fiscal year. The decrease in fiscal 2006 was mainly due to a net loss that resulted primarily from an operating loss in Digital Media & Consumer Products, an increase in inventories due primarily to an increase in sales and an increase in price of raw materials. These decreases were partially offset by a decrease in trade receivables due in part to an improved cash collections from customers and cash receipts from securitized receivables and, among other items, by an improvement of ¥67.6 billion in the “Other” line of the cash flows from operating activities for fiscal 2006, from outflows of ¥11.4 billion in fiscal 2005 to inflows of ¥56.2 billion. This is mainly due to cash flows from the sale of trading securities amounting to ¥66.0 billion, which was completed to maintain liquidity in light of the recorded net loss.

Net cash used in investing activities was ¥637.6 billion, ¥786.1 billion and ¥501.3 billion in fiscal 2007, 2006 and 2005, respectively. The decrease of ¥148.5 billion in fiscal 2007 was due primarily to a decrease of ¥23.4 billion in capital expenditures due to selective investment and a decrease in investments for HDDs manufacturing equipment, a decrease of ¥75.6 billion in purchase of assets to be leased due to selective sales operations in leasing businesses, an increase of ¥91.6 billion in proceeds from sale of investments and subsidiaries’ common stock due primarily to sales of shares of Hitachi Displays, etc., partially offset by an increase of ¥85.0 billion in purchase of investments and subsidiaries’ common stock due primarily to investments to companies established with GE in North America. The increase in fiscal 2006 was due primarily to an increase in investment in manufacturing equipment for HDDs, plasma display panels and automotive products, an increase in investments and purchases of subsidiaries’ common stock, primarily the shares of Clarion and NEOMAX through tender offers, a decrease of cash inflows from collections of securitized lease receivables, and a decrease in proceeds from sales of investments and subsidiaries’ common stock. As of March 31, 2008, Hitachi’s capital commitments for the purchase of property, plant and equipment amounted to ¥75.4 billion, which is expected to be funded primarily through internal sources of financing.

Net cash used in financing activities was ¥185.5 billion in fiscal 2007. The outflows in fiscal 2007 were primarily due to Hitachi’s efforts to reduce interest-bearing debt, including repayment of commercial paper, partially offset by an increase in proceeds from debentures and long-term borrowings due to issuance of convertible bonds in a subsidiary and an increase in proceeds from a public offering by a subsidiary that raised funds for capital expenditures. Net cash provided by financing activities was ¥121.2 billion in fiscal 2006, due primarily to an increase in the issuance of commercial paper, an increase in financing through straight bonds and borrowings, and a decrease in payments on long-term debt. The outflows in financing activities in fiscal 2005 were primarily due to Hitachi’s efforts to reduce interest-bearing debt by improving cash management within the Company and its subsidiaries.

In fiscal 2007, the above activities decreased cash and cash equivalents by ¥56.9 billion from fiscal 2006. Cash and cash equivalents at the end of fiscal 2007 amounted to ¥560.9 billion, primarily held in Japanese yen, with a substantial portion of the remaining amount held in U.S. dollars.

Short-term investments, the change of which is classified as investing activities, are considered to be an immediately available source of funds. Short-term investments at the end of fiscal 2007 amounted to ¥61.2 billion, an increase of ¥27.3 billion from at the end of fiscal 2006 due primarily to an increase in available-for-sale securities. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2007 was ¥622.2 billion, a decrease of ¥29.6 billion from at the end of fiscal 2006.

Assets, Liabilities and Stockholders’ Equity

At the end of fiscal 2007, total assets amounted to ¥10,530.8 billion, a decrease of ¥113.4 billion from the end of fiscal 2006 due primarily to a decrease in cash and cash equivalents due to repayments of loans and efforts to decrease in business property in order to improve cash flows.

At the end of fiscal 2007, the total of Hitachi’s short-term debt, current portion of long-term debt and long-term debt amounted to ¥2,531.5 billion, a decrease of ¥155.9 billion from at the end of fiscal 2006. The decrease was due primarily to repayment of the Company’s commercial paper of ¥100.0 billion and redemption of certain subsidiary’s straight bonds. At the end of fiscal 2007, short-term debt, consisting mainly of borrowings from banks and commercial paper, amounted to ¥723.0 billion, a decrease of ¥171.3 billion from the end of fiscal 2006. At the end of fiscal 2007, long-term debt (excluding current portion), consisting mainly of debentures, debentures with stock acquisition rights, medium term notes and loans principally from banks and insurance companies, amounted to ¥1,421.6 billion, a decrease of ¥68.2 billion from the end of fiscal 2006. At the end of fiscal 2007, current portion of long-term debt amounted to ¥386.8 billion. A significant portion of Hitachi’s long-term debt bears a fixed rate of interest. Hitachi’s debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi’s use of borrowings. For further details including the maturity and interest rates, see note 9 to the consolidated financial statements.

At the end of fiscal 2007, minority interests amounted to ¥1,142.5 billion, an increase of ¥68.7 billion from the end of fiscal 2006, due primarily to the firm business results of publicly-held subsidiaries.

At the end of fiscal 2007, stockholders’ equity amounted to ¥2,170.6 billion, a decrease of ¥272.1 billion from the end of fiscal 2006 due primarily to the posting of a net loss and an increase in accumulated other comprehensive loss due to an increase in loss of pension liability adjustments and a decrease of net unrealized holding gain on available-for-sale securities due to a decline in market share prices and a deterioration in foreign currency translation adjustments due to a strengthening of the yen. As a result, the ratio of stockholders’ equity to total assets decreased 2% from the preceding fiscal year, to 21%. The ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and minority interests became 0.76, almost the same as the ratio at the end of fiscal 2006.

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

Hitachi’s R&D expenditures amounted to ¥405.0 billion in fiscal 2005, ¥412.5 billion in fiscal 2006 and ¥428.1 billion in fiscal 2007. The ratio of R&D expenditures to total revenues was approximately 4% over these three years.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2007, total expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 47% of total R&D expenditures.

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

D. Trend Information

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. Although the Company cannot estimate specific damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company.

In October 2006, the Company conducted a tender offer for shares of Clarion and acquired a controlling interest. Subsequently, Clarion became a consolidated subsidiary of the Company in December 2006. As a result, the revenues of Clarion beginning December 2006 have been included in Hitachi’s consolidated statement of operations for fiscal 2006.

In fiscal 2006, Hitachi posted a net loss of ¥32.7 billion although revenues increased. Operating income and income before income taxes and minority interests decreased due primarily to a decrease in operating income in Information & Telecommunication Systems segment and Power & Industrial Systems segment, and an increase in operating loss in Digital Media & Consumer Products segment. In addition, income before minority interests significantly decreased as a result of an increase in income taxes due to providing allowances against deferred tax assets for net operating loss carry forwards in certain subsidiaries and an inability to record a deferred tax benefit in a subsidiary engaging in HDD business which had experienced large losses. As a result of the foregoing, Hitachi posted a net loss compared to net income in the preceding fiscal year. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Fiscal 2006 compared with Fiscal 2005” for more detailed discussion and analysis for these factors.

In fiscal 2007, Hitachi’s net loss increased compared with fiscal 2006 although revenues increased. Operating income significantly improved due to increases in operating income in most industry segments particularly in Information & Telecommunication Systems segment and Power & Industrial Systems segment, partially offset by an increase in operating loss in Digital Media & Consumer Products segment. Income before income taxes and minority interests also increased due to an increase in operating income and an increase in net gain on sale of securities, partially offset by an increase in impairment of long-lived assets and an increase in restructuring charges. However, as a result of a significant increase in income taxes due primarily to an increase in valuation allowance for deferred tax assets and an increase in minority interests due to overall good performance of publicly-held subsidiaries, net loss increased compared to the preceding fiscal year. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Fiscal 2007 compared with Fiscal 2006” for more detailed discussion and analysis for these factors.

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

The amount of off-balance sheet arrangements as of March 31, 2008 is as follows:

March 31, 2008
(Millions of yen)
Securitized lease receivables	676,858
Securitized trade receivables	644,911

Total	1,321,769

See notes 2(g) and 6 to the consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show Hitachi’s contractual obligations and other commercial commitments, including guarantees, as of March 31, 2008.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,789,220	379,484	730,732	331,095	347,909
Capital lease obligations	19,266	7,395	8,907	2,537	427
Operating lease obligations	74,699	16,455	20,147	12,044	26,053
Purchase of property, plant and equipment	75,478	67,676	7,802	—	—
Interest commitments	86,547	20,890	31,040	17,578	17,039

Total	2,045,210	491,900	798,628	363,254	391,428

Other commercial commitments	As of March 31, 2008
(Millions of yen)
Lines of credit	593,115
Trade notes discounted and endorsed	8,769
Export receivables transferred with recourse	23,769
Guarantees	489,159

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

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is considered impaired based upon the review, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, Hitachi uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of the long-lived assets. Such unforeseen changes include, but are not limited to, changes in production due to trends of supply and demand in the markets, rapid changes in selling prices of products or purchasing prices of material and component, unexpected technological innovation causing obsolescence of present products and unpredictable changes in business assumption relating to revision of an authorized business plan which result in changes in the extent or manner in which the long-lived assets are used.

Goodwill and Intangible Assets

All goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” mainly during the fourth quarter after the annual forecasting process is completed or between annual tests if an event occurs or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined mainly using a discounted cash flow analysis. The estimation of the fair value is based on various assumptions, including forecasted operational results set forth in Hitachi’s authorized business plan, discount rates and perpetual growth rates. The forecasted operational results are based on currently available assumptions considered to be reasonable. However, actual results may differ materially from those projected because of factors such as economic trends in Japan, North America, Asia and other major markets where Hitachi does business, supply in excess of demand leading to a decline in selling prices or production operation, intense price competition or decreases in prices, a sharp rise in the purchasing prices of material and components and currency exchange rate fluctuations. Especially, digital media products are sensitive to decreases in prices, and therefore, an impairment loss may be incurred due to an unforeseeable change in the authorized business plan. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could negatively affect the valuations and the amount of the impairment charge.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate sufficient future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Actual results may differ materially from forecasted operational results, which are the basis for projecting future taxable income, and be subject to adjustment because of factors such as economic trends in major markets where Hitachi does business, trends of supply and demand in the markets, prices of products and services, purchasing prices of material and components, currency exchange rate fluctuations and rapid technological innovation. As a result, the difference could negatively affect the amount of deferred tax assets and valuation allowances. The realizability of deferred tax assets is assessed for each taxable unit in each taxable jurisdiction, and the results of the assessment may differ from unit to unit due to different products or jurisdictions even if they operate the same kind of business. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2008. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

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

	Effect on pre-tax income For the year ended March 31, 2009	Effect on PBO As of March 31, 2008
	(Millions of yen)
Discount rates
0.5% decrease	(8,611)	157,990
0.5% increase	8,656	(146,592)
Expected rate of return on plan asset
0.5% decrease	(6,905)
0.5% increase	6,905

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

Set forth below are the names of the Company’s directors, or Directors, and executive officers, or Executive Officers, as of June 20, 2008. All Directors were elected at the Company’s general meeting of shareholders held on June 20, 2008 for a term of one year. While the Chairman of the Board, Mr. Etsuhiko Shoyama, does not concurrently serve as an Executive Officer, two Directors, Mr. Kazuo Furukawa and Mr. Toyoaki Nakamura, do concurrently serve as Executive Officers. Five Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi, are outside Directors who fulfill the qualification requirements as provided for in the Company Law. The term of office of all Executive Officers began from April 1, 2008 and will expire on March 31, 2009.

Directors

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Etsuhiko Shoyama
(Mar. 9, 1936)	Chairman of the Board	4/2007	Chairman of the Board
		4/2006	Chairman and Director
		6/2003	President, Chief Executive Officer and Director
		4/1999	President and Representative Director
		6/1997	Executive Vice-President and Representative Director
		6/1995	Senior Executive Managing Director
		6/1993	Executive Managing Director
		6/1991	Director
General Manager, Consumer Electronics Division
		4/1959	Joined Hitachi, Ltd.

Kazuo Furukawa
(Nov. 3, 1946)	Director*	6/2006	President, Chief Executive Officer and Director
		4/2006	President and Chief Executive Officer
		4/2005	Executive Vice President and Executive Officer
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Information & Telecommunication Systems
		4/1971	Joined Hitachi, Ltd.

Tadamichi Sakiyama
(Jun. 13, 1941)	Director	6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	General Manager, Internal Auditing Office
		4/1964	Joined Hitachi, Ltd.

Michiharu Nakamura
(Sep. 9, 1942)	Director	6/2008	Director
		4/2007	Fellow
		4/2004	Executive Vice President and Executive Officer
		6/2003	Senior Vice President and Executive Officer
		4/2001	General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Toyoaki Nakamura
(Aug. 3, 1952)	Director*	6/2007	Senior Vice President, Executive Officer and Director
		4/2007	Senior Vice President and Executive Officer
		1/2006	General Manager, Finance Department I
		4/1975	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Yoshie Ota
(Sep. 1, 1942)	Director (Advisor, Japan Institute of Workers’ Evolution)	6/2007	Director, Hitachi, Ltd.
		7/2005	Advisor, Japan Institute of Workers’ Evolution
		7/1998	Chairman, Japan Institute of Workers’ Evolution
		6/1995	Director-General, Women’s Bureau, Ministry of Labour
		7/1994	Director-General, Minister’s Secretariat, Ministry of Labour
		12/1991	Vice Governor of Ishikawa Prefecture

Mitsuo Ohashi
(Jan. 18, 1936)	Director (Chairman of the Board, Showa Denko K.K.)	6/2007	Director, Hitachi, Ltd.
		3/2007	Chairman of the Board, Showa Denko K.K.
		1/2005	Chairman of the Board and Representative Director, Showa Denko K.K.
		3/1997	President (CEO) and Representative Director, Showa Denko K.K.

Akihiko Nomiyama
(Jun. 15, 1934)	Director (Special Advisor, NIPPON MINING HOLDINGS, INC.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Special Advisor, NIPPON MINING HOLDINGS, INC.
		6/2003	Chairman of the Board and Representative Director, NIPPON MINING HOLDINGS, INC.
		9/2002	President and CEO and Representative Director, NIPPON MINING HOLDINGS, INC.

Kenji Miyahara
(Nov. 5, 1935)	Director (Senior Adviser, Sumitomo Corporation)	6/2007	Director, Hitachi, Ltd.
Senior Adviser, Sumitomo Corporation
		6/2001	Chairman of the Board and Representative Director, Sumitomo Corporation
		6/1996	President and Chief Executive Officer and Representative Director, Sumitomo Corporation

Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	4/2008	Partner, Ihara and Motobayashi
		6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		6/1970	Partner, Mori Sogo Law Offices
		4/1963	Member of the Tokyo Bar Association

Takeo Ueno
(Feb. 9, 1942)	Director (Senior Adviser, Hitachi Via Mechanics, Ltd.)	6/2007	Director, Hitachi, Ltd.
Senior Adviser, Hitachi Via Mechanics, Ltd.
		6/2001	President and Representative Director, Hitachi Via Mechanics, Ltd.
		4/2000	Deputy General Manager, Sales Management Division
		4/1964	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Shungo Dazai
(Jan. 20, 1939)	Director (Chairman of the Board, Hitachi Construction Machinery Co., Ltd.)	6/2008	Director, Hitachi, Ltd.
		4/2008	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.
		4/2006	Chairman of the Board, Representative Executive Officer, Hitachi Construction Machinery Co., Ltd.
		6/2003	President, Chief Executive Officer and Director, Hitachi Construction Machinery Co., Ltd.
		4/2003	President and Chief Executive Officer, Hitachi Construction Machinery Co., Ltd.

Michihiro Honda
(Oct. 13, 1942)	Director (Chairman of the Board, Hitachi Metals, Ltd.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Chairman of the Board, Hitachi Metals, Ltd.
		6/2003	President, Chief Executive Officer and Director, Hitachi Metals, Ltd.
		6/2000	President and Representative Director, Hitachi Metals, Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of the Company’s committees are as follows:

•	Nominating Committee. Etsuhiko Shoyama (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi, Kazuo Furukawa;

•	Audit Committee. Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura; and

•	Compensation Committee. Etsuhiko Shoyama (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi, Kazuo Furukawa.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Kazuo Furukawa
(Nov. 3, 1946)	Representative Executive Officer President and Chief Executive Officer (Overall management)	See “Directors” above.

Kazuhiro Mori
(Oct. 7, 1946)	Representative Executive Officer
	Executive Vice President and Executive Officer (Social infrastructure business (power systems business and industrial systems business), quality assurance and production engineering)	1/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Kunihiko Ohnuma
(Dec. 4, 1946)

Representative Executive Officer
Executive Vice President and Executive Officer (Industrial infrastructure business (automotive systems business),

life infrastructure business (urban planning and development systems business and consumer business) and procurement)

		4/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2005	Vice President and Executive Officer
		6/2001	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1971	Joined Hitachi, Ltd.

Junzo Kawakami
(Jul. 29, 1944)	Representative Executive Officer Executive Vice President and Executive Officer (Infrastructure technology/products business, research & development and business incubation)	4/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		6/2003	President and Representative Director, TOKICO LTD.
		11/1982	Joined Hitachi, Ltd.

Manabu Shinomoto
(Mar. 30, 1948)	Representative Executive Officer Executive Vice President and Executive Officer (Information infrastructure business (information & telecommunication systems business) and information technology)	4/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	CEO, platform and network systems operation, Information & Telecommunication Systems
		7/1971	Joined Hitachi, Ltd.

Masahiro Hayashi
(Apr. 11, 1946)	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)	4/2007	Executive Vice President and Executive Officer
		4/2005	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	CEO, system solutions operation, Information & Telecommunication Systems
		4/1969	Joined Hitachi, Ltd.

Naoya Takahashi
(Oct. 17, 1948)	Senior Vice President and Executive Officer (Information & telecommunication systems business (services business (global) and platform systems business))	4/2007	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2003	COO, Information & Telecommunication Systems
		4/1973	Joined Hitachi, Ltd.

Minoru Tsukada
(Jan. 1, 1947)	Senior Vice President and Executive Officer (Corporate planning)	4/2006	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Kansai Area Operation
		4/1969	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Koichiro Nishikawa
(Jul. 12, 1947)	Senior Vice President and Executive Officer (Business development)	4/2007	Senior Vice President and Executive Officer
		1/2006	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Business Development
		4/1970	Joined Hitachi, Ltd.

Toyoaki Nakamura
(Aug. 3, 1952)	Representative Executive Officer Senior Vice President and Executive Officer (Finance, corporate pension system, Hitachi group management and business development)	See “Directors” above.

Shozo Saito
(Nov. 5, 1945)	Senior Vice President and Executive Officer (Quality assurance, production engineering and power systems engineering)	4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		2/2004	Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Power & Industrial Systems
		4/1970	Joined Hitachi, Ltd.

Tadahiko Ishigaki
(Jan. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business (Americas))	4/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		2/2004	President and Representative Director, Hitachi Home & Life Solutions, Inc. (currently Hitachi Appliances, Inc.)
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Corporate Marketing
		4/1968	Joined Hitachi, Ltd.

Stephen Gomersall
(Jan. 17, 1948)	Senior Vice President and Executive Officer (Hitachi group global business (Europe))	10/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		10/2004	Chief Executive for Europe, Hitachi, Ltd.
		7/1999	British Ambassador to Japan (Retired in July 2004)
		9/1970	Joined U.K. Foreign and Commonwealth Office
Akira Maru
(Nov. 8, 1948)	Vice President and Executive Officer (Power systems business)	5/2006	Vice President and Executive Officer
		4/2005	General Manager, Hitachi Works and Executive Vice President, Power Systems
		4/1971	Joined Hitachi, Ltd.

Koji Tanaka
(Jan. 22, 1952)	Vice President and Executive Officer (Power systems business (Ibaraki Area and management improvement))	4/2007	Vice President and Executive Officer
		5/2006	General Manager, Hitachi Works, Power Systems
		4/1974	Joined Hitachi, Ltd.

Hitoshi Isa
(Feb. 19, 1950)	Vice President and Executive Officer (Power systems business (thermal power systems business promotion))	4/2008	Vice President and Executive Officer
		1/2007	Executive Vice President, Power Systems
		4/1974	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial systems business)	8/2005	Vice President and Executive Officer
		4/2004	General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Hideaki Takahashi
(Aug. 20, 1952)	Vice President and Executive Officer (Urban planning and development systems business)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		4/2005	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1978	Joined Hitachi, Ltd.

Junzo Nakajima
(Feb. 8, 1949)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2006	Vice President and Executive Officer
		4/2005	COO, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Mitsuo Yamaguchi
(May 27, 1948)	Vice President and Executive Officer (Information & telecommunication systems business (services business (global)))	4/2007	Vice President and Executive Officer
		11/2006	CMO and COO, Information & Telecommunication Systems
		4/1972	Joined Hitachi, Ltd.

Kazuhiro Tachibana
(Nov. 6, 1946)	Vice President and Executive Officer (Consumer business (marketing))	4/2004	Vice President and Executive Officer
		4/2002	CSO, Ubiquitous Platform Systems
		4/1970	Joined Hitachi, Ltd.

Yasuhiko Honda
(Jun. 25, 1948)	Vice President and Executive Officer (Automotive systems business)	4/2007	Vice President and Executive Officer
		10/2005	General Manager, Electric Power Train Division, Automotive Systems
		4/1974	Joined Hitachi, Ltd.

Eiji Takeda
(Jan. 1, 1949)	Vice President and Executive Officer (Research & development)	4/2007	Vice President and Executive Officer
		4/2005	President and Representative Director, Hitachi ULSI Systems Co., Ltd.
		4/1975	Joined Hitachi, Ltd.

Takao Koyama
(Dec. 11, 1948)	Vice President and Executive Officer (Sales operations (Kansai Area))	4/2007	Vice President and Executive Officer
		4/2004	General Manager, Kanto Area Operation
		4/1971	Joined Hitachi, Ltd.

Kenji Ohno
(Jan. 3, 1951)	Vice President and Executive Officer (Human capital)	4/2007	Vice President and Executive Officer
		6/2005	President and Representative Director, Hitachi Dentetsu Co., Ltd.
		4/1974	Joined Hitachi, Ltd.

Toshiaki Kuzuoka
(Nov. 3, 1954)	Vice President and Executive Officer (Legal and corporate communications, corporate brand and corporate auditing)	4/2007	Vice President and Executive Officer
		4/2001	General Manager, Legal Division
		4/1978	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Masao Hisada
(Dec. 16, 1948)	Vice President and Executive Officer (Procurement and Hitachi group global business)	4/2007	Vice President and Executive Officer
		4/2006	General Manager, Corporate Procurement Division
		4/1972	Joined Hitachi, Ltd.

Koushi Nagano
(Mar. 11, 1947)	Vice President and Executive Officer (Hitachi group global business (China))	4/2008	Vice President and Executive Officer
		6/2005	President, Hitachi (China), Ltd.
		4/1969	Joined Hitachi, Ltd.

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, by Hitachi during the fiscal year ended March 31, 2008 to all Directors and Executive Officers of the Company who served during that year was ¥2,465 million.

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

In accordance with a resolution of the June 2003 ordinary general meeting of shareholders of the Company, the amount of retirement allowance for a Director or Executive Officer who was a Director or corporate auditor prior to the close of the meeting will include an allowance corresponding to the person’s period of service as a Director or corporate auditor before the adoption of the Committee System. Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, a Basic Retirement Amount may also be reduced.

It was decided at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 that the compensation structure for Directors and Executive Officers will be re-examined starting with the compensation for fiscal 2008 and that the retirement allowance will be abolished.

At the June 2004 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan. Under the plan, at the meeting of Board of Directors held in July 2004, the Company granted rights to subscribe for 1,237,000 shares of common stock of the Company to a total of 78 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. At a subsequent meeting of Board of Directors held in September 2004, the Company granted rights to subscribe for 41,000 shares of common stock of the Company to a total of 7 persons, including an Executive Officer and corporate officers of the Company. The exercise prices of the rights were ¥782 per share and ¥705 per share, applicable to 1,237,000 shares and 41,000 shares, respectively, and the rights were exercisable from July 30, 2005 through July 29, 2008, and from October 2, 2005 through October 1, 2008, respectively.

At the June 2005 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,201,000 shares of common stock of the Company were granted to a total of 73 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. The exercise price of the rights was ¥719 per share and the rights were exercisable from July 29, 2006 through July 28, 2009. See note 28 to the consolidated financial statements.

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

At a meeting of the Compensation Committee of the Company held on March 30, 2006, it was determined that stock options would not be granted in the future.

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

The Company’s articles of incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the Company’s June 20, 2008 general meeting of shareholders. The Company’s articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. The Directors are reelected each year, and not on a staggered basis. The term of office of Directors expires at the close of the ordinary general meeting of shareholders for the last business year that will end within one year after their election. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2009.

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

The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties, to prepare its audit report and determine the particulars of proposals concerning the election, dismissal and non-retention of the Company’s independent auditor to be submitted to the general meeting of shareholders. The Audit Committee has the statutory duty to examine the financial statements and business reports prepared by Executive Officers designated by the Board of Directors and to prepare its audit report. Pursuant to the Board of Directors regulations of the Company, the Audit Committee has the authority to pre-approve non-audit services provided by an independent auditor. As stated above, a majority of the members of the Audit Committee must be outside Directors. In addition, a member of the Audit Committee may not concurrently be an Executive Officer or a Director who is engaged in the business affairs of the Company or its subsidiaries, or any other employee of the Company’s subsidiaries.

For a list of the members of each committee, see “A. Directors and Senior Management” above.

The Company’s articles of incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. Pursuant to the Company’s articles of incorporation, the term of office of Executive Officers expires on the last day of the business year that ends within one year from their election. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire on March 31, 2009.

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

D. Employees

The following tables show the number of full-time employees of Hitachi by industry and geographic segments as of March 31, 2006, 2007 and 2008.

Industry segment

	As of March 31,
	2006	2007	2008
	(Number of employees)
Information & Telecommunication Systems	90,382	98,257	99,964
Electronic Devices	27,173	28,859	27,349
Power & Industrial Systems	88,019	96,893	96,867
Digital Media & Consumer Products	31,334	36,249	35,752
High Functional Materials & Components	54,687	53,464	50,934
Logistics, Services & Others	28,481	29,258	29,851
Financial Services	4,166	3,914	3,941
Corporate	3,082	3,102	3,152

Total	327,324	349,996	347,810

Geographic segment

	As of March 31,
	2006	2007	2008
	(Number of employees)
Japan	223,636	227,800	226,828
Asia	79,230	93,827	90,687
North America	14,831	15,537	15,293
Europe	4,822	6,322	8,777
Other Areas	4,805	6,510	6,225

Total	327,324	349,996	347,810

In addition to the above, the average number of temporary employees for the fiscal year ended March 31, 2008 was 40,692.

The activities of the Hitachi Workers Union and those unions representing the employees of certain domestic subsidiaries are organized under the Federation of Hitachi Group Workers Unions. Each company in the Hitachi group has a collective bargaining agreement with its workers union. Under the agreements, all employees of the Company and its domestic subsidiaries that have labor unions, except management and a limited number of other employees, must become union members. The collective bargaining agreements are customarily for two-year terms and the present provisions, other than those relating to wages, extend to March 31, 2010. Hitachi considers its relations with the labor unions to be excellent and there have been no significant strikes or labor disputes in recent years.

E. Share Ownership

The following table shows the number of shares of common stock of the Company owned by the Directors and Executive Officers as of June 20, 2008. The total amount is 0.03% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Etsuhiko Shoyama	Chairman of the Board	132,000
Kazuo Furukawa	President, Chief Executive Officer and Director	69,000
Tadamichi Sakiyama	Director	24,000
Michiharu Nakamura	Director	60,000
Toyoaki Nakamura	Senior Vice President, Executive Officer and Director	13,000
Yoshie Ota	Director	2,000
Mitsuo Ohashi	Director	1,000
Akihiko Nomiyama	Director	1,000
Kenji Miyahara	Director	1,000
Tohru Motobayashi	Director	21,750
Takeo Ueno	Director	38,000
Shungo Dazai	Director	13,150
Michihiro Honda	Director	13,000
Kazuhiro Mori	Executive Vice President and Executive Officer	28,000
Kunihiko Ohnuma	Executive Vice President and Executive Officer	26,100
Junzo Kawakami	Executive Vice President and Executive Officer	32,840
Manabu Shinomoto	Executive Vice President and Executive Officer	40,000
Masahiro Hayashi	Executive Vice President and Executive Officer	34,050
Naoya Takahashi	Senior Vice President and Executive Officer	33,000
Minoru Tsukada	Senior Vice President and Executive Officer	28,000
Koichiro Nishikawa	Senior Vice President and Executive Officer	53,150
Shozo Saito	Senior Vice President and Executive Officer	42,050
Tadahiko Ishigaki	Senior Vice President and Executive Officer	41,250
Stephen Gomersall	Senior Vice President and Executive Officer	1,000
Akira Maru	Vice President and Executive Officer	9,000
Koji Tanaka	Vice President and Executive Officer	22,000
Hitoshi Isa	Vice President and Executive Officer	32,000
Gaku Suzuki	Vice President and Executive Officer	18,000
Hideaki Takahashi	Vice President and Executive Officer	11,000
Junzo Nakajima	Vice President and Executive Officer	26,050
Mitsuo Yamaguchi	Vice President and Executive Officer	22,000
Kazuhiro Tachibana	Vice President and Executive Officer	29,000
Yasuhiko Honda	Vice President and Executive Officer	17,000
Eiji Takeda	Vice President and Executive Officer	30,000
Takao Koyama	Vice President and Executive Officer	20,000
Kenji Ohno	Vice President and Executive Officer	13,000
Toshiaki Kuzuoka	Vice President and Executive Officer	44,000
Masao Hisada	Vice President and Executive Officer	14,000
Koushi Nagano	Vice President and Executive Officer	14,000

Total		1,069,390

The aggregate number of shares that may be subscribed for under rights granted to the Directors and Executive Officers, listed above, pursuant to stock option plans approved in June 2004 and 2005 is 197,000 and 267,000 shares, respectively, and constitutes 0.01% of total shares issued. For additional information on the Company’s stock option plan, see “B. Compensation” of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company’s common stock.

Hitachi Employees’ Shareholding Association owned approximately 96,631 thousand shares as of March 31, 2008, which amounted to 2.9% of total shares issued. The association consists of employees of the Company and certain of its subsidiaries. Membership in the association is voluntary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding common stock of the Company as of March 31, 2008 based on the Company’s share register. There has been no significant change in the percentage ownership of the Company’s common stock by any major shareholder during the past three years.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousand shares)
Common stock	NATS CUMCO (note)	309,706	9.2%
Common stock	State Street Bank and Trust Company	261,707	7.8%
Common stock	The Master Trust Bank of Japan, Ltd.	208,731	6.2%

Note: NATS CUMCO is the nominee name for the American Depositary Receipt (“ADR”) depositary.

Schedule 13G

In February 2008, the Company received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 14, 2008 pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934. The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 10,339,025 ADSs and 174,892,152 ordinary shares as of December 31, 2007, representing 8.3% of the Company’s total issued shares at that time.

In February 2008, the Company received from Dodge & Cox a notice included on Schedule 13G filed on February 8, 2008 pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934. The notice indicated that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Dodge & Cox may be deemed to “beneficially own” 17,213,814 ADSs as of December 31, 2007, representing 5.1% of the Company’s total issued shares at that time.

Report of Substantial Shareholdings under the Financial Instruments and Exchange Law of Japan

The following statements refer to reports of substantial shareholdings under the Financial Instruments and Exchange Law of Japan which the Company received. These filings represent reports on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Law of Japan (See “Item 10. Additional Information — B. Memorandum and Articles of Association – Reporting of Substantial Shareholdings”). The following statements only include reports from beneficial owners whom the Company recognizes to be held more than 5% of total issued voting shares of the Company.

In June 2008, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated June 19, 2008 indicating that Brandes Investment Partners, L.P. owns 195,830,894 shares, representing 5.8% of the Company’s total issued shares as of June 13, 2008, and that Brandes Investment Partners, L.P. did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. The Company has not received any revision or update to the copy of the filing made to the Kanto Local Financial Bureau.

In July 2007, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated July 18, 2007 indicating that Dodge & Cox owns 316,191,500 shares, representing 9.4% of the Company’s total issued shares as of July 15, 2007, and that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. The Company has not received any revision or update to the copy of the filing made to the Kanto Local Financial Bureau.

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company’s common stock.

As of March 31, 2008, approximately 23.9% of the Company’s common stock was owned by 202 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record.

The Company is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of the Company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

To the knowledge of the Company, as of March 31, 2008, no person was the beneficial owner of more than 10% of any class of the Company’s shares which might give that person significant influence over the Company. In addition, the Company is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

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

In fiscal 2007, the Company had business transactions with Mitaka Communication Systems Co., Ltd., of which a close relative of Mr. Mitsuo Yamaguchi, an executive officer of the Company, directly owns 55.0% of the voting rights. The Company purchased products from Mitaka Communication Systems Co., Ltd. in the aggregate amount of ¥16 million in fiscal 2007 and there was no balance on accounts payable as of March 31, 2008. The Company purchased the products in the ordinary course of its business and under the same terms as ordinary transactions. These transactions were not material to Hitachi, but may have been material to Mitaka Communication Systems Co., Ltd.

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of Directors or Executive Officers of the Company except home loans extended to a Director and certain Executive Officers by a subsidiary of the Company engaged in the business of financial services. The aggregate outstanding balance of such loans to the Director and Executive Officers as of March 31, 2008 was ¥68 million, and the largest aggregate outstanding balance during fiscal 2007 was ¥72 million. Hitachi believes these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

In January 2007, the European Commission ordered the Company, Hitachi Europe Ltd. (“Hitachi Europe”), the Company’s wholly owned subsidiary, and Japan AE Power Systems Corporation (“AE Power”), an equity method affiliate of the Company which was demerged and succeeded to the gas insulated switchgear (“GIS”) operations of the Company, to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations relating to GIS equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities asking the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued for the fine based on past judgments in the year ended March 31, 2007.

In October 2006, Renesas Technology America, Inc. (“Renesas America”), a subsidiary of Renesas Technology Corp. (“Renesas”), an equity method affiliate of the Company which was demerged and succeeded to the semiconductor operations of the Company centered in system large scale integrations, and Hitachi America, Ltd. (“Hitachi America”), the Company’s wholly owned subsidiary, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories.

In December 2006, the Company and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs, and Hitachi Displays, Ltd. (“Hitachi Displays”), the Company’s subsidiary which was demerged and succeeded to the LCDs operations of the Company, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to LCDs. In addition, in December 2006, Hitachi Displays and IPS Alpha Technology, Ltd., an equity method affiliate of the Company which is engaging in large-sized LCDs business, received requests for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to LCDs.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to DRAMs.

In September 2007, Hitachi America and Renesas America received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories.

In November 2007, Hitachi Electronic Devices (USA), Inc., a subsidiary of Hitachi Displays, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes (“CRTs”). In addition, in November 2007, Hitachi Asia Ltd., a wholly owned subsidiary of the Company, and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to CRTs. Further, in November 2007, Hitachi Canada Ltd., a subsidiary of the Company, received requests for information from the Canadian Competition Bureau in respect of alleged antitrust violations relating to CRTs.

The Company and the other named parties do not concede the alleged antitrust violations, the Company and the other named parties have cooperated with the above investigations. Depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on the named parties, including the Company. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company, certain of its subsidiaries and its equity method affiliates which are engaged in or had been engaged in semiconductors business, LCD business and CRT business. These complaints allege violations of various jurisdictions’ antitrust, consumer protection and/or unfair competition laws and seek treble monetary damages, restitution, costs, interest and attorneys’ fees for unspecified amounts. Depending upon the outcome of such legal proceedings, they may, either singly or in the aggregate, result in a material adverse effect on Hitachi’s business, results of operations, cash flows, financial condition, reputation or credibility. Currently, the Company is unable to estimate the adverse effects, if any, that may result from these proceedings. Accordingly, no accrual for potential loss has been made.

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

Dividend Policy

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans while ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and dividend payout ratio.

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

The Company declared a dividend of ¥6 per share in fiscal 2007.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The primary market for the Company’s common stock is the Tokyo Stock Exchange, or the TSE. The common stock is traded on the First Section of the TSE and is also listed on four other Japanese stock exchanges: Osaka, Nagoya, Fukuoka and Sapporo. In the United States, the Company’s ADSs are listed and traded on the New York Stock Exchange, or the NYSE, in the form of Certificated ADSs (ADRs) or Uncertificated ADSs. There may from time to time be a differential between the common stock’s price on exchanges in Japan and the market price of the ADSs in the United States.

ADRs are issuable pursuant to the Second Amended and Restated Deposit Agreement dated as of December 14, 2007, or the Deposit Agreement, by and among the Company, Citibank, N.A. as depositary, or the Depositary, and the holders and beneficial owners of ADSs. Each ADS or ADR represents ten shares of common stock of the Company deposited under the Deposit Agreement with Mizuho Corporate Bank, Ltd., Tokyo, as agents of the depositary, or any successor or successors to such agent or agents.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s common stock on the TSE and the reported high and low sales prices of the Company’s ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2004	835	366	79.170	31.300
2005	850	627	81.350	57.450
2006	874	604	75.400	57.400
2007	936	644	79.760	55.740
2008	947	569	79.200	58.990

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31, 2007
1st quarter	888	709	76.570	61.750
2nd quarter	773	644	67.280	55.740
3rd quarter	747	650	62.560	56.570
4th quarter	936	753	79.760	61.920

Fiscal year ended March 31, 2008
1st quarter	947	837	79.200	70.160
2nd quarter	917	675	76.130	59.000
3rd quarter	852	705	75.120	62.860
4th quarter	836	569	76.800	58.990

December 2007	852	767	75.120	68.180
January 2008	816	695	75.290	64.540
February 2008	836	755	76.800	71.340
March 2008	757	569	72.000	58.990
April 2008	710	581	67.930	59.550
May 2008	775	658	72.430	64.260

Notes:

1.	Prices per share of common stock are as reported by the TSE.

2.	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Offer and Listing Details” in this Item.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

The Company was incorporated in Japan under the former Commercial Code of Japan and is existing under the Company Law. It is registered in the commercial register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

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

Common Stock

Distribution of surplus

Under the Company’s articles of incorporation, distribution of surplus through dividend payment, if any, will be made to shareholders of record as of March 31 and September 30 of each year and as of another record date for the purpose of distributing surplus. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” for additional information.

Under the Company’s articles of incorporation, the Company is not obligated to make distribution of surplus left unclaimed for a period of three years after the date on which it first became payable.

Voting rights

A shareholder is generally entitled to one vote per one unit of shares, as described in this paragraph and under “Unit share system” below. In general, under the Company Law, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented and entitled to vote at the meeting. The Company Law and the Company’s articles of incorporation require the election of Directors annually, and a quorum of not less than one-third of the total number of voting rights of all the shareholders who are entitled to vote. The Company’s shareholders are not entitled to cumulative voting in the election of Directors and the board is not staggered. A corporate shareholder whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with the Company’s regulations on handling shares, etc.

The Company Law and the Company’s articles of incorporation provide that a quorum of not less than one-third of the voting rights of the shareholders who are entitled to vote must be present at a shareholders’ meeting to approve any material corporate actions such as: a reduction of the stated capital (with certain exceptions); amendment of the articles of incorporation; establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer; a dissolution, merger or consolidation; a company split; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation; entering into an agreement for the leasing of entire business, entrustment of the management of the entire business or sharing the entire profit and loss with third parties; and any issuance of new shares at a “specially favorable” price (or any issuance of rights to subscribe for or acquire shares, or stock acquisition rights, with “specially favorable” conditions or of bonds or debentures with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders. At least two-thirds of the voting rights represented at the meeting must approve these actions. Certain matters relating to rights of shareholders, such as those relating to voting rights and rights on distribution of surplus, are provided for in the Company’s articles of incorporation, any amendment to which is generally subject to approval by a shareholders’ meeting in the manner described above. See “Item 19. Exhibits — 1.1 Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)” for additional information.

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

Unit share system

Pursuant to the Company Law, the Company has designated 1,000 shares as one unit of shares in the articles of incorporation. Under the unit share system, a shareholder is generally entitled to one voting right for each unit of shares. The Company may not issue share certificates for a number of shares not constituting a whole number of units unless the Company deems the issuance of such share certificates to be necessary for shareholders. Since transfers of less than one unit of the underlying shares of common stock are normally prohibited under the unit share system, under the Deposit Agreement currently in force, the right of ADS holders to surrender their ADSs and withdraw the underlying shares of common stock may only be exercised as to whole units of common stock.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Prime Minister of Japan within five business days a report concerning such share holdings. A similar report must also be made in respect of any subsequent change of one percentage point or more in any such holding. For this purpose, shares issuable to such person upon exercise of any rights to subscribe for or acquire shares are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor (including shares held by persons who agree to act in concert with such foreign investor in connection with the exercise of shareholders’ rights) would become 10% or more of the total outstanding shares of the company, the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company, or the Competent Ministers. In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition. More specifically, such prior filing requirement is triggered if, among other things, the company, its subsidiary or any person over which the company has the power to determine such person’s finance and business policies, is engaged in the manufacture of products related to arms, airplanes, nuclear power or space development, including the manufacturing of general purpose devices capable of being diverted for military use. Due to the nature of Hitachi’s business, including its nuclear power system business that involves the manufacture of products related to nuclear power development and other businesses, this prior filing requirement is likely to apply to the acquisition of Hitachi shares.

The deposit of shares of common stock by an exchange non-resident of Japan, the issuance of ADSs in exchange therefor and the withdrawal of the underlying shares of common stock by an exchange non-resident upon surrender of ADSs are not subject to any requirements under the Foreign Exchange Law, except where as a result of such deposit or withdrawal the aggregate number of shares of common stock held by the depositary (or its nominee) or the holder surrendering ADSs, as the case may be, would be 10% or more of the total outstanding shares of common stock, in which event a subsequent reporting may be required as described above.

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

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of the Company) to shareholders who are non-Japanese corporations or Japanese non-resident individuals, except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2009 and (ii) 15% for dividends due and payable on or after April 1, 2009.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends is generally 10% for portfolio investors (i.e. investors with the shareholding ratio of less than 10%) who are qualified U.S. residents eligible to enjoy treaty benefits and (ii) the dividends are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under the Treaty, and/or due to the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on the Company’s shares) or ADSs.

The amount of withholding tax imposed on dividends payable to the holders of the Company’s shares or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan.

Gains derived from the sale outside Japan of shares of common stock or ADSs representing shares of common stock in Japanese corporations by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADSs as a distributee, legatee or donee.

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

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

In general, a U.S. holder of ADSs will be treated as the owner of the underlying shares of common stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares of common stock represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released prior to delivery of shares to the Depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of distributions

Distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. The amount of a dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Noncorporate U.S. holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Japanese income taxes withheld from cash dividends on shares of common stock or ADSs will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon such holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. holder may elect to deduct such otherwise creditable Japanese taxes in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale or other disposition of shares or ADSs

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

Passive foreign investment company rules

The Company does not believe that it was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its tax year ending March 31, 2008. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a share of common stock or an ADS, certain adverse tax consequences could apply to such holder.

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

The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents filed by the Company with the SEC can be inspected at its public reference room located at 100 F Street, N.E., Washington D.C. 20549. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system can be also available for inspection on the SEC’s website (http://www.sec.gov).

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

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2008 and 2007, regardless of the consolidated balance sheet classification as follows.

	Carrying amount as of March 31, 2008
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				179,883	179,883
Debt securities	44,719	15,877	26,193	86,789	86,789
Other securities	11,280	37,225	10,090	58,595	58,595
Held-to-maturity securities	259	31	199	489	489

	Carrying amount as of March 31, 2007
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				304,299	304,299
Debt securities	11,231	28,615	39,416	79,262	79,262
Other securities	2,048	4,897	19,683	26,628	26,628
Held-to-maturity securities	43	850	198	1,091	1,090

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

The tables below provide information on Hitachi’s financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2008 and 2007. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all of Hitachi’s foreign currency exposure in its cash flows are eliminated.

	Forward exchange contracts as of March 31, 2008
	Expected maturity date
	2009	2010	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	132,026	—	132,026	8,312
Average contractual exchange rate (¥/US$)	105.98	—	105.98

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	93,190	—	93,190	594
Average contractual exchange rate (¥/Euro)	157.56	—	157.56

	Forward exchange contracts as of March 31, 2007
	Expected maturity date
	2008	2009	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	145,462	—	145,462	511
Average contractual exchange rate (¥/US$)	117.20	—	117.20

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	75,730	—	75,730	(1,438)
Average contractual exchange rate (¥/Euro)	153.34	—	153.34

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

	Long-term debt as of March 31, 2008
	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	88,915	65,500	106,390	10,000	40,000	139,982	450,787	453,466
Average interest rate	1.31%	1.36%	1.22%	1.22%	1.20%	1.12%	1.26%

Yen convertible debentures	—	100,000	—	—	—	40,000	140,000	129,273
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	69,128	63,515	30,632	3,928	6,200	28,831	202,234	200,707
Average interest rate	1.19%	1.33%	1.60%	1.75%	1.78%	1.86%	1.41%

Floating rate (notes and debentures):
Yen debenture	3,000	—	—	—	—	—	3,000	3,000
Average interest rate	2.22%	—	—	—	—	—	2.22%

Yen medium term notes	23,991	10,440	5,790	2,844	10,303	8,985	62,353	62,353
Average interest rate	1.47%	1.06%	0.97%	1.06%	1.17%	1.76%	1.24%

US$ medium term notes	3,811	2,508	—	1,002	—	—	7,321	7,321
Average interest rate	2.80%	2.83%	—	2.80%	—	—	2.81%

HK$ medium term notes	—	1,294	—	—	—	—	1,294	1,294
Average interest rate	—	3.15%	—	—	—	—	3.15%

Fixed and floating rate (loans):
Loans, principally from Banks	190,639	286,663	58,000	142,117	114,701	130,111	922,231	916,637
Average interest rate	1.42%	1.67%	1.79%	1.72%	1.92%	1.96%	1.72%

Weighted average floating rates are based on contractual interest rates as of March 31, 2008.

	Long-term debt as of March 31, 2007
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	78,800	89,016	65,500	96,388	10,000	139,979	479,683	476,379
Average interest rate	1.28%	1.30%	1.35%	1.18%	1.15%	1.12%	1.26%

Yen convertible debentures	—	—	100,000	—	—	—	100,000	94,534
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	48,665	30,925	65,944	25,361	4,049	17,513	192,457	188,811
Average interest rate	1.09%	1.17%	1.23%	1.52%	1.59%	1.62%	1.22%

Floating rate (notes and debentures):
Yen debenture	—	3,000	—	—	—	—	3,000	3,000
Average interest rate	—	3.20%	—	—	—	—	3.20%

Yen medium term notes	14,515	14,155	6,160	5,886	4,063	20,169	64,948	64,948
Average interest rate	0.89%	0.93%	0.98%	1.01%	1.13%	1.20%	0.98%

US$ medium term notes	1,181	3,542	2,950	—	1,181	—	8,854	8,854
Average interest rate	5.47%	5.47%	5.49%	—	5.46%	—	5.47%

HK$ medium term notes	—	—	1,506	—	—	—	1,506	1,506
Average interest rate	—	—	4.20%	—	—	—	4.20%

Fixed and floating rate (loans):
Loans, principally from Banks	153,513	221,718	211,084	29,017	136,051	175,106	926,489	916,624
Average interest rate	1.59%	1.64%	1.36%	1.48%	1.47%	1.57%	1.55%

Weighted average floating rates are based on contractual interest rates as of March 31, 2007.

	Interest rate swaps as of March 31, 2008
	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	16,140	107,128	3,750	2,500	60,000	—	189,518	(916)
Average pay rate	1.16%	1.12%	1.49%	1.48%	1.47%	—	1.26%
Average receive rate	1.10%	1.06%	1.08%	1.07%	1.06%	—	1.08%

Fixed to variable	8,500	12,002	7,000	1,000	2,000	15,000	45,502	(27)
Average pay rate	1.08%	1.16%	0.93%	0.95%	0.95%	0.96%	1.04%
Average receive rate	1.63%	1.64%	1.45%	1.52%	1.57%	1.61%	1.58%

Variable to variable	—	3,000	2,000	3,000	2,500	18,000	28,500	(27)
Average pay rate	—	0.88%	0.86%	0.86%	0.85%	0.85%	0.87%
Average receive rate	—	1.45%	1.46%	1.47%	1.50%	1.52%	1.47%

Notional amounts (US$):
Variable to fixed	17,534	2,808	—	—	—	—	20,342	(702)
Average pay rate	5.24%	4.94%	—	—	—	—	5.20%
Average receive rate	3.13%	3.19%	—	—	—	—	3.14%

Fixed to variable	9,178	—	—	—	—	—	9,178	(12)
Average pay rate	2.82%	—	—	—	—	—	2.82%
Average receive rate	2.36%	—	—	—	—	—	2.36%

Variable to variable	—	—	—	1,002	—	—	1,002	(24)
Average pay rate	—	—	—	2.39%	—	—	2.39%
Average receive rate	—	—	—	4.99%	—	—	4.99%

Notional amounts (ST£):
Variable to fixed	62,521	47,482	19,262	—	—	—	129,265	(420)
Average pay rate	5.48%	5.52%	5.77%	—	—	—	5.52%
Average receive rate	5.79%	5.78%	5.68%	—	—	—	5.78%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2008.

	Interest rate swaps as of March 31, 2007
	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	11,100	17,832	108,180	2,850	2,500	42,500	184,962	417
Average pay rate	1.14%	1.15%	1.09%	1.52%	1.52%	1.51%	1.21%
Average receive rate	0.83%	0.82%	0.74%	0.79%	0.76%	0.76%	0.80%

Fixed to variable	10,652	4,000	15,002	7,000	1,000	18,000	55,654	(277)
Average pay rate	1.38%	1.39%	1.25%	0.63%	0.65%	0.65%	1.13%
Average receive rate	1.59%	1.72%	1.68%	1.45%	1.51%	1.55%	1.61%

Variable to variable	—	—	—	2,000	3,000	22,500	27,500	(721)
Average pay rate	—	—	—	0.56%	0.56%	0.55%	0.56%
Average receive rate	—	—	—	1.28%	1.30%	1.34%	1.29%

Notional amounts (US$):
Variable to fixed	1,416	2,951	3,336	—	—	—	7,703	0
Average pay rate	4.85%	5.02%	4.93%	—	—	—	4.93%
Average receive rate	5.38%	5.38%	5.36%	—	—	—	5.38%

Variable to variable	4,989	—	—	—	1,181	—	6,170	29
Average pay rate	5.30%	—	—	—	5.14%	—	5.23%
Average receive rate	5.38%	—	—	—	5.46%	—	5.41%

Notional amounts (ST£):
Variable to fixed	73,799	48,131	24,181	8,196	—	—	154,307	932
Average pay rate	4.99%	5.10%	5.42%	5.51%	—	—	5.09%
Average receive rate	5.56%	5.55%	5.57%	5.58%	—	—	5.56%

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

Evaluation of Disclosure Controls and Procedures

As of March 31, 2008, the Company, under the supervision and with the participation of the Company’s management, including its President and Chief Executive Officer and principal financial officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s President and Chief Executive Officer and principal financial officer concluded that the Company’s disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) of the Securities Exchange Act of 1934 and to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to the Company and its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s management including its President and Chief Executive Officer and its principal financial officer concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, the Company’s management concluded that, as of March 31, 2008, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included in “Item 17. Financial Statements.”

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Tadamichi Sakiyama qualifies as an “audit committee financial expert” within the meaning of the rules of the SEC. Mr. Sakiyama fulfills the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, which are applicable to members of a non-U.S. listed company’s audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

The Company has a code of ethics which applies to its Directors, Executive Officers, corporate officers and other executives which include its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, or the Covered Individuals, although not within the strict meaning of the current rules of the SEC. The Company believes that its code of ethics consists of written standards that are reasonably designed to deter wrongdoing and to promote, among other things, (i) honest and ethical conduct of the Covered Individuals, including the ethical handling of conflicts of interest between personal and professional relationships, (ii) full compliance by the Covered Individuals with applicable laws, rules and regulations, including securities-related laws, (iii) the taking of remedial and preventative actions by the Covered Individuals with respect to occurrences or likely occurrences of violations of laws, rules or regulations of which the Covered Individuals become aware, and (iv) accountability for violations of such laws, rules and regulations, including for violations by the Covered Individuals. The Company believes that this code of ethics, in conjunction with its other bylaws and customary practice, performs a function similar to that of a code of ethics within the meaning of the rules of the SEC. The Company continues to seek ways in which it can further promote ethical conduct by its Covered Individuals, including by considering ways in which to improve its code of ethics for such individuals.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table shows fees for audit and other services rendered by Hitachi’s principal accountant for fiscal 2006 and 2007.

	Fiscal 2006	Fiscal 2007
	(Millions of yen)
Audit Fees	4,494	4,957
Audit-Related Fees	67	82
Tax Fees	124	108
All Other Fees	11	0

Total	4,696	5,147

Notes:

1.	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

2.	Ernst & Young ShinNihon served as Hitachi’s principal accountant for fiscal 2006 and fiscal 2007.

Audit Committee Pre-approval Policies and Procedures

In compliance with applicable U.S. law and regulations, the Company’s Audit Committee has established a policy and procedures regarding pre-approval of audit and permissible non-audit services provided by the Company’s independent registered public accounting firm to ensure that the auditors will be independent of management.

Under the policy and procedures, audit and permissible non-audit services to be provided to the Company and its subsidiaries by the independent registered public accounting firm are required to be pre-approved by either the Audit Committee or an Audit Committee member to whom it has delegated authority. Audit services provided to the Company are required to be pre-approved by the Audit Committee. The designated Audit Committee member must report the pre-approval decisions to the Audit Committee meeting held after the decisions.

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

The Company currently does not have any publicly announced repurchase plans or programs. The purchases shown below include the purchase of less-than-one-unit shares from less-than-one-unit shareholders pursuant to the Company Law.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (Shares)
April 1, 2007 - April 30, 2007	163,385	922.76	—	—
May 1, 2007 - May 31, 2007	120,677	888.96	—	—
June 1, 2007 - June 30, 2007	259,323	891.49	—	—
July 1, 2007 - July 31, 2007	219,616	875.12	—	—
August 1, 2007 - August 31, 2007	82,064	818.40	—	—
September 1, 2007 - September 30, 2007	47,205	718.62	—	—
October 1, 2007 - October 31, 2007	79,734	760.78	—	—
November 1, 2007 - November 30, 2007	50,736	754.26	—	—
December 1, 2007 - December 31, 2007	168,906	798.27	—	—
January 1, 2008 - January 31, 2008	72,912	790.20	—	—
February 1, 2008 - February 29, 2008	54,045	791.58	—	—
March 1, 2008 - March 31, 2008	39,916	714.67	—	—

Total	1,358,519	842.97	—	—

PART III

ITEM 17. FINANCIAL	STATEMENTS

Page Number
Reports of Independent Registered Public Accounting Firm	78

Consolidated Financial Statements of Hitachi, Ltd. and Subsidiaries:

Consolidated Balance Sheets as of March 31, 2008 and 2007	81

Consolidated Statements of Operations for the years ended March 31, 2008, 2007 and 2006	83

Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2008, 2007 and 2006	84

Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2007 and 2006	87

Notes to Consolidated Financial Statements	88

Schedule:

Schedule II Reserves for the years ended March 31, 2008, 2007 and 2006	146

All other schedules are omitted as permitted by the rules and regulations of the SEC, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Financial statements of affiliates are omitted because none of these meets the 20% level tests.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

The Company’s consolidated financial statements do not disclose segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Disclosure of segment information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of segment information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 (i), “Property, Plant and Equipment,” effective April 1, 2007, the Company elected to change to the 250% declining balance depreciation method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hitachi, Ltd.’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

June 20, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited Hitachi Ltd.’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hitachi Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Hitachi, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008, and our report thereon dated June 20, 2008 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information,” the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

June 20, 2008

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2007

	Yen (millions)
	2008	2007
Assets
Current assets:
Cash and cash equivalents	560,960	617,866
Short-term investments (note 3)	61,289	33,986

Trade receivables:
Notes (notes 6 and 16)	165,154	155,222
Accounts (note 6)	2,405,478	2,383,752
Allowance for doubtful receivables	(40,847)	(42,959)

Net trade receivables	2,529,785	2,496,015

Investments in leases (notes 5 and 6)	136,119	148,456
Inventories (note 4)	1,441,024	1,450,258
Prepaid expenses and other current assets (note 8)	672,578	687,554

Total current assets	5,401,755	5,434,135

Investments and advances, including affiliated companies (note 3)	1,042,657	1,049,724
Property, plant and equipment (note 5):
Land	478,620	465,315
Buildings	1,848,105	1,842,904
Machinery and equipment	5,770,457	5,850,195
Construction in progress	93,137	96,008

	8,190,319	8,254,422
Less accumulated depreciation	5,536,401	5,565,445

Net property, plant and equipment	2,653,918	2,688,977

Other assets (notes 5, 7, 8 and 10)	1,432,517	1,471,423

Total assets	10,530,847	10,644,259

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and 2007

	Yen (millions)
	2008	2007
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 9)	723,020	894,393
Current portion of long-term debt (notes 5 and 9)	386,879	303,214
Trade payables:
Notes	66,265	85,282
Accounts	1,601,413	1,584,959
Accrued expenses (notes 10 and 16)	901,546	902,164
Income taxes (note 8)	101,599	87,354
Advances received	412,642	284,704
Other current liabilities (note 8)	559,535	525,474

Total current liabilities	4,752,899	4,667,544

Long-term debt (notes 5 and 9)	1,421,607	1,489,843
Retirement and severance benefits (note 10)	822,440	818,457
Other liabilities (note 8)	220,781	151,869

Total liabilities	7,217,727	7,127,713

Minority interests	1,142,508	1,073,749

Stockholders’ equity:
Common stock 3,368,126,056 shares issued for 2008 and 2007 (notes 9 and 11)	282,033	282,033
Capital surplus (note 11)	555,410	560,796
Legal reserve and retained earnings (note 12)	1,626,497	1,713,757
Accumulated other comprehensive loss (note 14)	(267,198)	(88,450)
Treasury stock, at cost (note 13)	(26,130)	(25,339)

Total stockholders’ equity	2,170,612	2,442,797

Commitments and contingencies (note 16)
Total liabilities and stockholders’ equity	10,530,847	10,644,259

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Revenues:
Product sales	10,262,690	9,271,456	8,486,190
Financial and other services	964,045	976,447	978,611

Total revenues	11,226,735	10,247,903	9,464,801
Cost of sales:
Product sales	(8,080,728)	(7,392,146)	(6,683,759)
Financial and other services	(696,929)	(696,225)	(703,985)

Total cost of sales	(8,777,657)	(8,088,371)	(7,387,744)
Selling, general and administrative expenses	(2,103,562)	(1,977,020)	(1,821,045)

Impairment losses for long-lived assets (note 17)	(87,549)	(9,918)	(27,408)
Restructuring charges (note 18)	(18,110)	(3,983)	(4,429)
Interest income	31,501	25,914	18,170
Dividends income	6,031	6,063	6,421
Gains on sales of stock by subsidiaries or affiliated companies (note 20)	3,846	12,034	393
Other income (note 19)	123,755	58,976	62,609
Interest charges	(42,448)	(37,794)	(33,265)
Other deductions (note 19)	(37,760)	(31,466)	(3,639)

Income before income taxes and minority interests	324,782	202,338	274,864

Income taxes (note 8)	(272,163)	(162,814)	(154,348)

Income before minority interests	52,619	39,524	120,516

Minority interests	(110,744)	(72,323)	(83,196)

Net income (loss)	(58,125)	(32,799)	37,320

	Yen
Net income (loss) per share (note 21):
Basic	(17.48)	(9.84)	11.20
Diluted	(17.77)	(9.87)	10.84

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
	(notes 9 and 11)	(note 11)	(note 12)	(note 14)	(note 13)

Balance at beginning of year	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		(5,457)	(9,186)	376		(14,267)
Comprehensive loss (note 14):
Net loss			(58,125)			(58,125)
Other comprehensive loss, net of reclassification adjustments				(179,124)		(179,124)

Comprehensive loss						(237,249)

Cash dividends (note 12)			(19,949)			(19,949)
Acquisition of treasury stock (note 13)					(1,145)	(1,145)
Sales of treasury stock (note 13)		71			354	425

Balance at end of year	282,033	555,410	1,626,497	(267,198)	(26,130)	2,170,612

Comprehensive loss (note 14):
Net loss						(58,125)
Other comprehensive loss arising during the year						(195,775)
Reclassification adjustments for realized net loss included in net loss						16,651

Comprehensive loss						(237,249)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2007
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
	(notes 9 and 11)	(note 11)	(note 12)	(note 14)	(note 13)

Balance at beginning of year	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		(3,293)	(3,329)	720		(5,902)
Comprehensive loss (note 14):
Net loss			(32,799)			(32,799)
Other comprehensive income, net of reclassification adjustments				29,246		29,246

Comprehensive loss						(3,553)

Adjustment to initially apply SFAS No.158 (note 10)				(22,419)		(22,419)
Cash dividends (note 12)			(28,318)			(28,318)
Acquisition of treasury stock (note 13)					(12,000)	(12,000)
Sales of treasury stock (note 13)		153			748	901
Stock exchange for acquisition (note 13)		2,452			3,863	6,315

Balance at end of year	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

Comprehensive loss (note 14):
Net loss						(32,799)
Other comprehensive income arising during the year						48,517
Reclassification adjustments for realized net gain included in net loss						(19,271)

Comprehensive loss						(3,553)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2006
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
	(notes 9 and 11)	(note 11)	(note 12)	(note 14)	(note 13)

Balance at beginning of year	282,033	565,360	1,779,198	(301,524)	(17,236)	2,307,831
Decrease arising from equity transaction, net transfer of minority interest, and other		(4,026)	(1,671)	(992)		(6,689)
Comprehensive income (note 14):
Net income			37,320			37,320
Other comprehensive income, net of reclassification adjustments				206,519		206,519

Comprehensive income						243,839

Cash dividends (note 12)			(36,644)			(36,644)
Acquisition of treasury stock (note 13)					(1,058)	(1,058)
Sales of treasury stock (note 13)		150			344	494

Balance at end of year	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

Comprehensive income (note 14):
Net income						37,320
Other comprehensive income arising during the year						221,157
Reclassification adjustments for realized net gain included in net income						(14,638)

Comprehensive income						243,839

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2008, 2007 and 2006

	Yen (millions)
	2008	2007	2006
Cash flows from operating activities (note 23):
Net income (loss)	(58,125)	(32,799)	37,320
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	541,470	472,175	451,170
Amortization	146,136	149,823	138,727
Impairment losses for long-lived assets	87,549	9,918	27,408
Deferred income taxes	84,587	20,514	33,815
Equity in earnings of affiliated companies, net	(22,586)	(11,289)	(8,688)
Gain on sale of investments and subsidiaries’ common stock	(94,798)	(53,240)	(46,468)
Impairment of investments in securities	14,411	8,309	4,858
Loss on disposal of rental assets and other property	13,424	31,590	8,983
Income applicable to minority interests	110,744	72,323	83,196
(Increase) decrease in receivables	47,843	52,599	(94,078)
Increase in inventories	(107,546)	(212,028)	(107,069)
(Increase) decrease in prepaid expenses and other current assets	(32,763)	(80,172)	35,947
Increase in payables	42,453	104,987	107,271
Decrease in accrued expenses and retirement and severance benefits	(38,303)	(21,166)	(30,505)
Increase in accrued income taxes	12,841	18,623	2,047
Increase in other liabilities	61,041	38,470	44,060
Net change in inventory-related receivables from financial services	(11,392)	(9,819)	14,328
Other	(5,149)	56,224	(11,447)

Net cash provided by operating activities	791,837	615,042	690,875

Cash flows from investing activities (note 23):
(Increase) decrease in short-term investments	(25,437)	25,054	1,104
Capital expenditures	(474,344)	(497,771)	(382,386)
Purchase of assets to be leased	(365,989)	(441,614)	(466,681)
Collection of investments in leases	311,321	318,063	419,956
Proceeds from disposal of rental assets and other property	63,067	43,982	80,718
Proceeds from sale of investments and subsidiaries’ common stock	161,442	69,842	99,717
Purchase of investments and subsidiaries’ common stock	(254,569)	(169,530)	(67,643)
Purchase of software	(126,453)	(123,876)	(121,983)
Other	73,344	(10,320)	(64,164)

Net cash used in investing activities	(637,618)	(786,170)	(501,362)

Cash flows from financing activities (note 23):
Increase (decrease) in short-term debt, net	(200,018)	93,917	5,121
Proceeds from long-term debt	404,190	380,646	342,309
Payments on long-term debt	(381,069)	(309,204)	(551,265)
Proceeds from sale of common stock by subsidiaries	42,307	23,078	2,310
Dividends paid to stockholders	(19,889)	(28,243)	(36,509)
Dividends paid to minority stockholders of subsidiaries	(25,787)	(20,761)	(17,591)
Acquisition of subsidiaries’ common stock for treasury	(4,570)	(7,075)	(5,449)
Acquisition of common stock for treasury	(1,145)	(12,000)	(1,058)
Proceeds from sales of treasury stock	425	901	494

Net cash provided by (used in) financing activities	(185,556)	121,259	(261,638)

Effect of exchange rate changes on cash and cash equivalents	(25,569)	9,480	21,665

Net decrease in cash and cash equivalents	(56,906)	(40,389)	(50,460)
Cash and cash equivalents at beginning of year	617,866	658,255	708,715

Cash and cash equivalents at end of year	560,960	617,866	658,255

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

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities is the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose fiscal years differ from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operational and financial policies generally through 20 to 50% ownership are accounted for using the equity method. Investments where the Company does not have significant influence are accounted for using the cost method.

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of three months or less when purchased to be cash equivalents.

88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and included in accumulated other comprehensive loss as part of stockholders’ equity.

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

89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A decline in fair value of any available-for-sale security, held-to-maturity security or cost-method investment below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investments. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of a held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

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

The cost of a security sold or the amount reclassified out of accumulated other comprehensive loss into earnings is determined by the average cost method.

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

90	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Effective April 1, 2007, the Company and its domestic subsidiaries elected to change the fixed-percentage-on-declining base application to the 250% declining balance application primarily for machinery and equipment used for manufacturing. Under the fixed-percentage-on-declining base application, the fixed percentage was a function of the estimated useful life of the asset and the estimated salvage value. Estimated salvage values were also reduced in connection with this change. This change resulted from changes in the pattern of usage of long-lived depreciable assets concluded by a study about such usage. The Company and its domestic subsidiaries believe that the new method is preferable because it better reflects the pattern of consumption of the future benefits derived from those assets and makes a better cost allocation to match revenues generated by those assets during their estimated useful lives.

In accordance with the “Change in Accounting Estimate” provisions of SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3,” the change in depreciation method is accounted for on a prospective basis from the beginning of the period of change and results for prior periods have not been restated.

The effect of the change was to reduce income before income taxes and minority interests by ¥38,379 million and increase net loss by ¥20,316 million, or ¥6.11 per share (basic) for the year ended March 31, 2008.

91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test mainly during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has certain operating segments and, in identifying the reporting unit for the purpose of testing goodwill for impairment, considers disaggregating those operating segments into economically dissimilar components based on specific facts and circumstances, especially the level at which performance of the operating segments are reviewed, how many businesses are included in the operating segments, and the economic similarity of those businesses. In assigning goodwill to reporting units, the Company considers which reporting units are expected to benefit from the synergies of the combination in a manner similar to how the amount of goodwill is recognized in a business combination. Fair value is estimated mainly using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The principal estimated useful lives are as follows:

Software	1 to 8 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s current year gross revenues to the total of current and anticipated future gross revenues or the straight-line method over the remaining estimated economic life of each software.

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

92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and as described in note 10, on March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Gains and losses included in accumulated other comprehensive loss are amortized using the straight-line method over the average remaining service period of active employees. Prior to the adoption of the recognition provisions of SFAS No. 158, unrecognized gains and losses were amortized using the straight-line method over the average remaining service period of active employees.

(n)	Environmental Liabilities

The cost for environmental remediation liabilities are accrued when it is probable that the Company incurs environmental assessments or cleanup costs and the amounts can be reasonably estimated. The cost for liabilities are estimated based on the circumstance, the available information and current law, and the liabilities are not discounted to their present values.

(o)	Derivative Financial Instruments

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

The Company designates and accounts for hedging derivatives as follows:

•

“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitments and the related derivatives are recorded in earnings if the hedge is considered highly effective.

•

“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative are recognized in income.

•

“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitments and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as either fair value or cash flow hedges.

93	(Continued)

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

(p)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Company offers multiple solutions to its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue for software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE of the delivered elements, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the amount of the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using historical experience of warranty claims.

94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is the Company’s policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery, installation or acceptance by the customer are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specification is achieved, whichever is appropriate under the relevant contractual terms.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed or determinable and collectibility is reasonably assured. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized using the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

95	(Continued)

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

(q)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

(r)	Advertising

Advertising costs are expensed as incurred.

(s)	Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale or lease to others are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(t)	Income Taxes

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” as of April 1, 2007, resulting in a cumulative effect of adoption of ¥3,667 million included in “Increase (decrease) arising from equity transaction, net transfer of minority interest, and other” in the consolidated statements of stockholders’ equity as an adjustment to the opening balance of retained earnings.

Tax positions that are more likely than not to be sustained upon examination by tax authorities are recognized in the financial statements. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with tax authorities. Interest accrued related to unrecognized tax benefits and penalties are included in income taxes in the consolidated statements of operations.

96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(u)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is recognized in the accompanying consolidated statements of operations.

(v)	Consumption Tax

Consumption tax collected and remitted to taxing authorities is excluded from revenues, cost of sales and expenses in the consolidated statements of operations.

(w)	Net Income Per Share

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

(x)	Stock-Based Compensation

The Company and certain subsidiaries have stock-based compensation plans. Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In adopting this statement, the Company applied the modified-prospective-transition method, and accordingly, results for prior periods have not been restated. Adoption of this statement had no material effect on the consolidated results of operations of the Company and subsidiaries, and their cash flows for the year ended March 31, 2007.

97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Prior to April 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the year ended March 31, 2006, the Company recognized no material stock-based compensation expense. SFAS No. 123 prescribed the recognition of compensation expense based on the fair value of options on the grant date and allowed continuous application of APB Opinion No. 25 if certain pro forma disclosures were made assuming hypothetical fair value method application. The Company elected to continue applying APB Opinion No. 25, however, the pro forma effect of applying SFAS No. 123 on net income and the per share information for the year ended March 31, 2006 is as follows:

Yen (millions)
2006
Net income — as reported	37,320
Stock-based compensation expense included in reported net income	214
Stock-based compensation expense determined under SFAS No. 123	(440)

Net income — pro forma	37,094

Yen
Net income per share:

Basic — as reported	11.20
Basic — pro forma	11.14

Diluted — as reported	10.84
Diluted — pro forma	10.78

(y)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on the provisions of SFAS No. 131.

98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(z)	Guarantees

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

(aa)	Sabbatical Leave and Other Similar Benefits

The Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” on April 1, 2007, with no material effect included in “Increase (decrease) arising from equity transaction, net transfer of minority interest, and other” in the consolidated statements of stockholders’ equity as a cumulative-effect adjustment to the opening balance of retained earnings.

(ab)	New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP 157-1) and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 defers the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The adoption of SFAS No. 157 for financial assets and financial liabilities and for non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) will not have a material effect on the Company’s consolidated financial statements. The Company is currently evaluating the effect that SFAS No. 157 will have on the Company’s consolidated financial statements beginning in the first quarter of fiscal year ending March 31, 2010 when it is applied to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis.

99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted, however, an entity must also adopt all of the requirements of SFAS No. 157 as of the adoption date. The adoption of SFAS No. 159 is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities.” This Issue requires that nonrefundable advance payments for goods or services to be used or rendered in future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. EITF No. 07-3 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and its subsidiaries.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements will improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141 requires an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. These statements are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement).” This FSP requires that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirements must be applied retrospectively to all periods presented. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

100	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Investments in securities:
Available-for-sale securities	55,999	13,279
Held-to-maturity securities	259	43
Trading securities	5,031	20,664

	61,289	33,986

Investments and advances, including affiliated companies as of March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Investments in securities:
Available-for-sale securities	269,268	396,910
Held-to-maturity securities	230	1,048
Cost-method investments	54,898	72,190
Investments in affiliated companies	555,470	406,324
Advances and other	162,791	173,252

	1,042,657	1,049,724

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2008 and 2007.

	Yen (millions)
	2008				2007
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	44,801	4	86	44,719	11,260	3	32	11,231
Other securities	11,289	6	15	11,280	2,042	10	4	2,048

	56,090	10	101	55,999	13,302	13	36	13,279
Investments and advances:
Equity securities	105,857	79,830	5,804	179,883	127,839	178,152	1,692	304,299
Debt securities	41,357	1,377	664	42,070	66,746	1,809	524	68,031
Other securities	47,387	253	325	47,315	24,103	649	172	24,580

	194,601	81,460	6,793	269,268	218,688	180,610	2,388	396,910

	250,691	81,470	6,894	325,267	231,990	180,623	2,424	410,189

101	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2008 and 2007.

	Yen (millions)
	2008				2007
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	8,170	17	10,231	69	—	—	2,413	32
Other securities	95	15	—	—	96	4	—	—

	8,265	32	10,231	69	96	4	2,413	32
Investments and advances:
Equity securities	12,961	4,992	2,528	812	9,052	1,261	1,565	431
Debt securities	7,308	416	10,222	248	4,069	23	25,504	501
Other securities	3,330	223	1,001	102	2,703	82	4,516	90

	23,599	5,631	13,751	1,162	15,824	1,366	31,585	1,022

	31,864	5,663	23,982	1,231	15,920	1,370	33,998	1,054

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from the sale of available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 were ¥38,264 million, ¥83,513 million and ¥60,969 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2008, 2007 and 2006 were ¥10,137 million, ¥43,267 million and ¥22,480 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2008, 2007 and 2006 were ¥107 million, ¥176 million and ¥482 million, respectively. In addition, during the year ended March 31, 2008, the Company contributed certain available-for-sale securities, with an aggregate fair value of ¥42,240 million, to a pension fund trust. Gross realized gain on the contribution for the year ended March 31, 2008 was ¥21,040 million, which has been included in other income in the accompanying consolidated statement of operations.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the years ended March 31, 2008, 2007 and 2006 that relate to trading securities still held at the balance sheet date were a loss of ¥144 million and gains of ¥2,684 million and ¥7,556 million, respectively, and were classified as other deductions for the year ended March 31, 2008 and other income for the years ended March 31, 2007 and 2006 in the consolidated statements of operations.

102	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of March 31, 2008 are as follows:

	Yen (millions)
	Held-to- maturity	Available- for-sale	Total
Due within five years	31	53,102	53,133
Due after five years through ten years	199	6,925	7,124
Due after ten years	—	29,358	29,358

	230	89,385	89,615

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2008 and 2007 were ¥51,131 million and ¥68,741 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2008 and 2007, were ¥130,018 million and ¥190,632 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2008 and 2007 were ¥94,971 million and ¥93,957 million, respectively.

As of March 31, 2008 and 2007, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥17,230 million and ¥15,190 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2008 and 2007, equity-method goodwill included in investments in certain affiliated companies aggregated ¥49,414 million and ¥5,062 million, respectively.

The major component of equity-method goodwill recorded during the year ended March 31, 2008 was related to the acquisition of the interests in GE-Hitachi Nuclear Energy Holdings, LLC.

103	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Yen (millions)
	2008	2007
Current assets	1,531,596	1,402,438
Non-current assets	1,141,798	1,012,226
Current liabilities	1,217,092	1,138,964
Non-current liabilities	367,009	338,384

	Yen (millions)
	2008	2007	2006
Revenues	2,816,109	2,574,034	2,302,913
Gross profit	478,634	394,762	370,979
Net income	49,659	24,664	22,177

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

	Yen (millions)
	2008	2007
Trade receivables	137,345	144,610
Trade payables	86,690	85,517

	Yen (millions)
	2008	2007	2006
Revenues	597,942	589,103	535,084
Purchases	412,682	379,772	315,356

(4)	Inventories

Inventories as of March 31, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2008	2007
Finished goods	553,344	578,060
Work in process	665,106	637,536
Raw materials	222,574	234,662

	1,441,024	1,450,258

104	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2008 amounted to ¥1,953,967 million and ¥1,526,354 million, respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2008 and the future minimum lease receivables of financing leases as of March 31, 2007:

	Yen (millions)
	2008
Years ending March 31	Financing leases	Operating leases
2009	152,222	71,528
2010	123,173	54,858
2011	91,933	36,752
2012	60,287	18,338
2013	35,326	7,932
Thereafter	63,849	13,422

Total minimum payments to be received	526,790	202,830

Amount representing executory costs	(24,467)
Unearned income	(35,172)
Allowance for doubtful receivables	(3,765)

Net investment in financing leases	463,386
Less current portion of net investment in financing leases, included in investments in leases	136,119

Long-term net investment in financing leases, included in other assets	327,267

	Yen (millions)
	2007
	Financing leases
Total minimum payments to be received	570,342
Amount representing executory costs	(27,188)
Unearned income	(38,357)
Allowance for doubtful receivables	(4,289)

Net investment in financing leases	500,508
Less current portion of net investment in financing leases, included in investments in leases	148,456

Long-term net investment in financing leases, included in other assets	352,052

105	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries lease certain buildings, manufacturing machinery and equipment used in their operations. The amount of leased assets at cost under capital leases as of March 31, 2008 and 2007 amounted to ¥41,017 million and ¥43,406 million, respectively, and accumulated depreciation as of March 31, 2008 and 2007 amounted to ¥22,151 million and ¥26,070 million, respectively. Amortization of assets under capital leases is included in depreciation expense.

In March 2006, a certain subsidiary sold its land for proceeds of ¥10,560 million, and entered into a lease back agreement for a portion of the land. The lease back is classified as an operating lease with a term of 25 years. The gain on the leased back portion in the amount of ¥2,736 million has been deferred and is being recognized over the lease term.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2008:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2009	7,838	16,455
2010	6,516	12,549
2011	3,079	7,598
2012	2,053	6,345
2013	976	5,699
Thereafter	428	26,053

Total minimum lease payments	20,890	74,699

Amount representing executory costs	(519)
Amount representing interest	(1,105)

Present value of net minimum lease payments	19,266
Less current portion of capital lease obligations	7,395

Long-term capital lease obligations	11,871

(6)	Securitizations

For the years ended March 31, 2008, 2007 and 2006, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPEs) and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to the subsidiaries’ other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investors’ interests. For the years ended March 31, 2008, 2007 and 2006, gains recognized on the sale of lease receivables amounted to ¥17,440 million, ¥17,475 million and ¥21,619 million, respectively.

106	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2008, 2007 and 2006:

	Yen (millions)
	2008	2007	2006
Proceeds from transfer of lease receivables	310,898	327,741	436,919
Servicing fees received	78	60	43
Purchases of delinquent or ineligible assets	(26,610)	(32,299)	(28,074)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2008 is as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,140,244	183	957
Assets transferred	(676,858)

Assets held in portfolio	463,386

As of March 31, 2008, the amount of the subordinated interests retained relating to these securitizations was ¥96,616 million.

Key economic assumptions used in measuring the fair value of the subordinated interests resulting from securitizations completed during the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Weighted average life (in years)	3.6	5.1
Expected credit loss	0.00-0.03%	0.00-0.03%
Discount rate	0.94-1.00%	1.28-1.41%

Key economic assumptions used in measuring the fair value of the subordinated interests as of March 31, 2008 are as follows:

2008
Weighted average life (in years)	3.4
Expected credit loss	0.00-0.03%
Discount rate	0.80-1.00%

107	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions are as follows:

Yen (millions)
2008
Expected credit loss:
Impact on fair value of 10% adverse change	(219)
Impact on fair value of 20% adverse change	(439)
Discount rate:
Impact on fair value of 10% adverse change	(200)
Impact on fair value of 20% adverse change	(402)

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

For the years ended March 31, 2008, 2007 and 2006, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2008, 2007 and 2006, proceeds from the transfer of trade receivables were ¥1,097,778 million, ¥1,534,508 million and ¥1,361,784 million, respectively, and net losses recognized on those transfers were ¥5,913 million, ¥7,030 million and ¥2,445 million, respectively.

(7)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2008, 2007 and 2006 amounted to ¥167,397 million, ¥181,226 million and ¥190,207 million, respectively, and related amortization expense during the years ended March 31, 2008, 2007 and 2006 amounted to ¥146,136 million, ¥149,823 million and ¥138,727 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the years ended March 31, 2008, 2007 and 2006 were ¥49,180 million, ¥58,043 million and ¥52,705 million, respectively.

108	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Intangible assets other than goodwill included in other assets as of March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008			2007
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Software	511,091	402,858	108,233	467,829	363,280	104,549
Software for internal use	537,258	346,812	190,446	495,571	295,443	200,128
Patents	120,429	70,990	49,439	133,650	55,683	77,967
Other	120,168	83,951	36,217	119,446	75,466	43,980

	1,288,946	904,611	384,335	1,216,496	789,872	426,624

Indefinite-lived intangible assets	8,428	—	8,428	8,369	—	8,369

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2009	112,701
2010	89,694
2011	65,450
2012	42,586
2013	23,077

The changes in the carrying amount of goodwill, which is included in other assets, for the years ended March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Balance at beginning of the year	148,431	64,210
Acquired during the year	26,154	85,250
Impairment loss	(7,448)	(1,743)
Translation adjustment and other	(8,098)	714

Balance at end of the year	159,039	148,431

The major components of goodwill recorded during the year ended March 31, 2007 were related to the acquisition of the noncontrolling interests in a subsidiary, NEOMAX Co., Ltd. and the interests in Clarion Co., Ltd.

Impairment losses are included in selling, general and administrative expenses in the consolidated statements of operations.

109	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Income Taxes

Components of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2008
	Domestic	Foreign	Total
Income before income taxes and minority interests	257,084	67,698	324,782
Income taxes:
Current tax expense	140,262	47,314	187,576
Deferred tax expense (benefit)	88,720	(4,133)	84,587

	228,982	43,181	272,163

	Yen (millions)
	2007
	Domestic	Foreign	Total
Income (loss) before income taxes and minority interests	218,136	(15,798)	202,338
Income taxes:
Current tax expense	108,962	33,338	142,300
Deferred tax expense (benefit)	28,735	(8,221)	20,514

	137,697	25,117	162,814

	Yen (millions)
	2006
	Domestic	Foreign	Total
Income before income taxes and minority interests	242,786	32,078	274,864
Income taxes:
Current tax expense	99,753	20,780	120,533
Deferred tax expense	21,915	11,900	33,815

	121,668	32,680	154,348

110	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Yen (millions)
	2008	2007	2006
Continuing operations:
Current tax expense	187,576	142,300	120,533
Deferred tax benefit (exclusive of the effects of other components listed below)	(64,422)	(25,298)	(5,716)
Change in valuation allowance	149,009	45,812	39,531

	272,163	162,814	154,348
Other comprehensive income (loss), net of reclassification adjustments:
Minimum pension liability adjustments	—	15,540	75,306
Pension liability adjustments	(61,538)	—	—
Net unrealized holding gain on available-for-sale securities	(39,318)	(7,204)	39,562
Cash flow hedges	205	474	985

	(100,651)	8,810	115,853

Adjustment to initially apply SFAS No.158	—	(16,847)	—

	171,512	154,777	270,201

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the years ended March 31, 2008, 2007 and 2006.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company consolidates, for Japanese tax purposes, all wholly-owned domestic subsidiaries.

111	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests are as follows:

	2008	2007	2006
Combined statutory income tax rate	40.6%	40.6%	40.6%
Equity in earnings of affiliated companies	(2.8)	(2.3)	(1.3)
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	1.7	7.6	0.2
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	(7.9)	(0.4)	1.1
Expenses not deductible for tax purposes	4.0	9.0	5.4
Change in valuation allowance	45.9	22.6	14.4
Difference in statutory tax rates of foreign subsidiaries	2.2	2.8	(4.0)
Other	0.1	0.6	(0.2)

Effective income tax rate	83.8%	80.5%	56.2%

An increase in valuation allowance for the year ended March 31, 2008 resulted mainly from a decline in profitability in the plasma TV business. An increase in valuation allowance for the year ended March 31, 2007 resulted mainly from provisions recorded for anticipated losses on certain long-term contracts.

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2008 and 2007 are presented below:

	Yen (millions)
	2008	2007
Total gross deferred tax assets:
Retirement and severance benefits	352,826	303,134
Accrued expenses	251,898	243,383
Property, plant and equipment, due to differences in depreciation	41,974	34,335
Net operating loss carryforwards	157,346	136,497
Other	326,047	304,970

	1,130,091	1,022,319
Valuation allowance	(449,237)	(313,078)

	680,854	709,241
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(31,230)	(31,196)
Tax purpose reserves regulated by Japanese tax laws	(12,091)	(15,905)
Net unrealized gain on securities	(27,808)	(74,580)
Other	(42,362)	(30,621)

	(113,491)	(152,302)

Net deferred tax asset	567,363	556,939

112	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” as of March 31, 2008 and 2007 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2008	2007
Prepaid expenses and other current assets	25,771	23,550
Other assets	55,486	55,133

	81,257	78,683

Net deferred tax assets as of March 31, 2008 and 2007 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2008	2007
Prepaid expenses and other current assets	279,378	328,099
Other assets	335,153	277,232
Other current liabilities	(1,774)	(1,214)
Other liabilities	(45,394)	(47,178)

Net deferred tax asset	567,363	556,939

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2008 and 2007 were an increase of ¥136,159 million and ¥30,783 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2008.

As of March 31, 2008, the Company and various subsidiaries have operating loss carryforwards of ¥426,997 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥274,307 million expire by March 31, 2013, ¥121,891 million expire by March 31, 2018, and ¥30,799 million expire in various years thereafter or do not expire.

113	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, because such differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits. Determination of such liabilities is not practicable.

114	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2008	2007
Borrowings, mainly from banks	522,947	424,936
Commercial paper	149,461	414,010
Borrowings from affiliates	50,612	55,447

	723,020	894,393

The weighted average interest rate on short-term debt outstanding as of March 31, 2008 and 2007 was 0.8% and 0.6%, respectively.

The components of long-term debt as of March 31, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2008	2007
Unsecured notes and debentures:
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2010, interest 0.7% debenture	49,890	49,888
Due 2015, interest 1.56% debenture	49,982	49,979
Due 2008, interest 0.52% debenture	5,000	5,000
Due 2010, interest 0.74% debenture	5,000	5,000
Due 2008–2018, interest 0.32–2.78%, issued by subsidiaries	537,117	560,581
Unsecured convertible debentures:
Series A, due 2009, zero coupon	50,000	50,000
Series B, due 2009, zero coupon	50,000	50,000
Due 2016 and 2019, zero coupon, issued by a subsidiary	40,000	—
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2008–2017, interest 1.85–5.4%	43,004	43,755
Unsecured, maturing 2008–2026, interest 0.6–5.74%	879,227	882,734
Capital lease obligations	19,266	16,120

	1,808,486	1,793,057
Less current portion	386,879	303,214

	1,421,607	1,489,843

115	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2009 are as follows:

Years ending March 31	Yen (millions)
2010	536,068
2011	203,571
2012	161,658
2013	171,974
Thereafter	348,336

1,421,607

Short-term and long-term debt above as of March 31, 2008 include secured borrowings of ¥61,778 million and ¥38,029 million, respectively, resulting from the transfer of financial assets which does not meet the criteria for a sale pursuant to SFAS No. 140 and is accounted for as secured borrowings with pledge of collateral.

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

In October, 2004, the Company issued Euroyen zero coupon convertible bonds. The bonds consist of ¥50,000 million series A zero coupon convertible bonds due 2009 and ¥50,000 million series B zero coupon convertible bonds due 2009. The bondholders are entitled to stock acquisition rights effective from November 2, 2004 to October 5, 2009. The initial conversion price was ¥1,009 per share for both bonds at which time the fair value of the Company’s common stock was ¥686. In accordance with the terms of the debenture, the conversion price was adjusted to ¥822 on October 19, 2005 and on October 19, 2007 for series A zero coupon convertible bonds and on April 19, 2006 and on April 19, 2008 for series B zero coupon convertible bonds. During the conversion period, the bondholders may exercise the stock acquisition rights anytime after the closing price of the Company’s shares at the Tokyo Stock Exchange on at least one trading day is 115 percent or more of the then applicable conversion price rounded down to the nearest yen. In addition, the bondholders are entitled, at their option, to require the Company to redeem the bonds at a redemption price of 100 percent of the principal amount on October 17, 2008. As of March 31, 2008, the Company maintained ¥690,000 million of unused commitment line with a number of domestic banks, which will be available for the Company to borrow any amount in order to obtain necessary funds to refinance the bonds if redeemed.

116	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September, 2007, Hitachi Metals Ltd. (the issuer), a subsidiary of the Company, issued ¥20,000 million Euroyen zero coupon convertible bonds due 2016 (the 2016 bonds) and ¥20,000 million Euroyen zero coupon convertible bonds due 2019 (the 2019 bonds) (together, “the Bonds”). In the case of the 2016 bonds, the bondholders are entitled to stock acquisition rights effective from September 27, 2007 to August 30, 2016 and the initial conversion price is ¥2,056 per share. In the case of the 2019 bonds, the bondholders are entitled to stock acquisition rights effective from September 27, 2007 to August 30, 2019 and the initial conversion price is ¥2,042 per share. The closing price of the shares on August 28, 2007, as reported by Tokyo Stock Exchange, was ¥1,344 per share. The stock acquisition rights may be exercised by the holder of the bonds during any particular calendar quarter only if the closing price of the shares for any 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price. The Bonds also contain other embedded features, none of which were required to be bifurcated, such as the issuer’s call option, the issuer’s cash-settlement option, and the investors’ put option. By giving notice to the bondholders on or after September 13, 2012 (in the case of the 2016 bonds), or on or after September 13, 2014 (in the case of the 2019 bonds), the issuer may acquire from all bondholders all of the relevant bonds under the cash-settlement option, and upon reacquiring the Bonds, the issuer is required to pay the bondholders cash equal to 100% of the principal amount and deliver common shares of the issuer with a fair value equivalent to the fair value of the stock acquisition rights. As for the put option, the bondholders are entitled, at their option, to require the issuer to redeem the Bonds at a redemption price of 100% of the principal amount on September 13, 2010 and September 13, 2013 (with respect to the 2016 bonds) and on September 13, 2011 and September 11, 2015 (with respect to the 2019 bonds).

117	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Retirement and Severance Benefits

(a)	Defined benefit plans

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

In addition to unfunded defined benefit pension plans, the Company and certain subsidiaries make contributions to a number of defined benefit pension plans. The Company and certain subsidiaries adopted cash balance plans, and certain subsidiaries amended certain of their defined benefit plans to cash balance plans during the years ended March 31, 2008, 2007 and 2006.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) represents the net unrecognized actuarial losses and unrecognized prior service costs. Prior to March 31, 2007, these amounts were netted against the plan’s funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts are subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic benefit cost on the same basis.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet as of March 31, 2007 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended March 31, 2007 or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 as of March 31, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled “Before Application of SFAS No.158.”

118	(Continued)

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

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2008, 2007 and 2006 consists of the following components:

	Yen (millions)
	2008	2007	2006
Service cost	71,577	72,648	74,131
Interest cost	56,079	55,888	56,166
Expected return on plan assets for the period	(44,911)	(40,253)	(34,045)
Amortization of prior service benefit	(23,627)	(18,571)	(17,381)
Recognized actuarial loss	58,326	56,388	67,678
Transfer to defined contribution pension plan	(1,611)	1,039	(87)
Derecognition of previously accrued salary progression due to transfer of substitutional portion	—	—	(5,956)
Recognition of deferred actuarial losses due to transfer of substitutional portion	—	—	26,193
Curtailment gain	(388)	—	—
Employees’ contributions	(346)	(362)	(731)

Net periodic benefit cost	115,099	126,777	165,968
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	—	—	(30,593)

	115,099	126,777	135,375

Prior to the adoption of the recognition provisions of SFAS No.158, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss were amortized using the straight-line method over the average remaining service period of active employees.

119	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the year ending March 31, 2009 are as follows:

Yen (millions)
Prior service benefit	(13,972)
Actuarial loss	70,532

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

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plans. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and all the subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2006. Consequently, the Company and all the subsidiaries transferred the substitutional portion of each of their benefit obligations related to past service and the related portion of the plan assets of the EPF to the government by March 31, 2006.

The Company and certain subsidiaries accounted for the entire separation process as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

120	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Yen (millions)
	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	2,262,258	2,230,300
Service cost	71,577	72,648
Interest cost	56,079	55,888
Plan amendments	(7,864)	(1,486)
Actuarial loss	11,192	15,038
Benefits paid	(128,182)	(125,370)
Acquisitions and divestitures	(10,587)	22,184
Transfer to defined contribution pension plan	(22,631)	(10,713)
Curtailment	(736)	—
Foreign currency exchange rate changes	(11,529)	3,769

Benefit obligation at end of year	2,219,577	2,262,258

Change in plan assets:
Fair value of plan assets at beginning of year	1,468,924	1,354,723
Actual return on plan assets	(142,979)	67,017
Employers’ contributions:
Cash	125,876	130,904
Available-for-sale securities	42,240	—
Employees’ cash contributions	346	1,211
Benefits paid	(93,236)	(88,857)
Acquisitions and divestitures	(5,385)	4,351
Transfer to defined contribution pension plan	(5,068)	(3,612)
Foreign currency exchange rate changes	(9,669)	3,187

Fair value of plan assets at end of year	1,381,049	1,468,924

Funded status	(838,528)	(793,334)

Amounts recognized in the consolidated balance sheets as of March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008	2007
Other assets	20,277	57,180
Accrued expenses	(36,365)	(32,057)
Retirement and severance benefit	(822,440)	(818,457)

	(838,528)	(793,334)

121	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts recognized in accumulated other comprehensive loss as of March 31, 2008 and 2007 consist of:

	Yen (millions)
	2008	2007
Prior service benefit	(194,027)	(210,853)
Actuarial loss	611,645	473,548

	417,618	262,695

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2008	2007
Discount rate	2.5%	2.5%
Rate of compensation increase	2.7%	2.7%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Discount rate	2.5%	2.5%	2.5%
Expected long-term return on plan assets	3.1%	3.0%	3.0%
Rate of compensation increase	2.7%	2.5%	2.9%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,116,141 million as of March 31, 2008 and ¥2,146,366 million as of March 31, 2007.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Yen (millions)
	2008	2007
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	1,725,275	1,661,271
Plan assets	950,101	897,158

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	1,915,720	1,868,066
Plan assets	1,056,915	1,017,552

122	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Asset allocations for the pension plans as of March 31, 2008 and 2007 and target asset allocation by asset category are as follows:

	2008	2007	Target allocation
Equity securities	34.1%	39.1%	34.5%
Debt securities	31.3	31.3	34.7
Investment trusts	12.6	14.0	13.2
Cash	13.8	7.1	8.7
Life insurance company general accounts	4.7	5.5	4.6
Other	3.5	3.0	4.3

	100.0%	100.0%	100.0%

The objective of the Company’s investment policy is to ensure a stable return from the plans’ investments over the long term, which allows the Company’s and certain subsidiaries’ pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if markets fluctuate in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥107,565 million to their defined benefit plans for the year ending March 31, 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)
2009	129,433
2010	128,820
2011	128,128
2012	132,444
2013	134,215
2014-2018	596,538

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2008, 2007 and 2006 were ¥15,749 million, ¥11,971 million and ¥11,776 million, respectively.

123	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Common Stock

The Company has authorized issuance of 10 billion shares of common stock.

The number of issued shares and the amount of common stock for the years ended March 31, 2008, 2007, 2006 and 2005 are as follows:

		Yen(millions)
	Issued shares	Amount
Balance as of March 31, 2005, 2006, 2007 and 2008	3,368,126,056	282,033

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the Japanese Commercial Code, the former Japanese Company Law, by crediting one-half of the conversion price to each of the common stock accounts and the capital surplus accounts.

(12)	Legal Reserve and Retained Earnings, and Dividends

The Japanese Company Law provides that earnings in an amount equal to 10 percent of appropriations of retained earnings to be paid as dividends should be appropriated as a capital surplus or a legal reserve until the total of capital surplus and legal reserve equals 25 percent of stated common stock. In addition to transfer from capital surplus to stated common stock, either capital surplus or legal reserve may be available for dividends by resolution of the shareholders’ meeting.

Dividends during the years ended March 31, 2008, 2007 and 2006 represent dividends declared during those years. On May 13, 2008, the Board of Directors approved a cash dividend for the second half of the year ended March 31, 2008 of ¥3.0 per share, aggregating ¥9,973 million. No provision has been made in the accompanying consolidated financial statements for this cash dividend.

Cash dividends per share for the years ended March 31, 2008, 2007 and 2006 were ¥6.0, ¥6.0 and ¥11.0, respectively, based on dividends declared with respect to earnings for the periods.

124	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Treasury Stock

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

The changes in treasury stock for the years ended March 31, 2008, 2007 and 2006 are summarized as follows:

		Yen(millions)
	Shares	Amount
Balance as of March 31, 2005	36,549,222	17,236
Acquisition for treasury	1,440,676	1,058
Sales of treasury stock	(708,603)	(344)

Balance as of March 31, 2006	37,281,295	17,950
Acquisition for treasury	14,974,117	12,000
Sales of treasury stock	(1,265,158)	(748)
Stock exchange for acquisition	(8,023,820)	(3,863)

Balance as of March 31, 2007	42,966,434	25,339
Acquisition for treasury	1,358,519	1,145
Sales of treasury stock	(597,224)	(354)

Balance as of March 31, 2008	43,727,729	26,130

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

125	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders’ equity is classified as follows:

	Yen (millions)
	2008	2007	2006
Foreign currency translation adjustments:
Balance at beginning of year	(20,906)	(43,426)	(90,904)
Other comprehensive income (loss), net of reclassification adjustments	(48,605)	21,764	48,435
Net transfer from (to) minority interests	289	756	(957)

Balance at end of year	(69,222)	(20,906)	(43,426)

Minimum pension liability adjustments:
Balance at beginning of year		(145,903)	(242,672)
Other comprehensive income		22,030	96,808
Net transfer to minority interests		(37)	(39)
Transfer to pension liability adjustments		123,910	—

Balance at end of year		—	(145,903)

Pension liability adjustments:
Balance at beginning of year	(146,329)	—
Other comprehensive loss, net of reclassification adjustments	(74,758)	—
Net transfer from minority interests	80	—
Transfer from minimum pension liability adjustments	—	(123,910)
Adjustment to initially apply SFAS No.158 (note 10)	—	(22,419)

Balance at end of year	(221,007)	(146,329)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	77,883	92,626	32,996
Other comprehensive income (loss), net of reclassification adjustments	(55,310)	(14,744)	59,624
Net transfer from minority interests	8	1	6

Balance at end of year	22,581	77,883	92,626

Cash flow hedges:
Balance at beginning of year	902	706	(944)
Other comprehensive income (loss), net of reclassification adjustments	(451)	196	1,652
Net transfer to minority interests	(1)	0	(2)

Balance at end of year	450	902	706

Total accumulated other comprehensive loss:
Balance at beginning of year	(88,450)	(95,997)	(301,524)
Other comprehensive income (loss), net of reclassification adjustments	(179,124)	29,246	206,519
Net transfer from (to) minority interests	376	720	(992)
Adjustment to initially apply SFAS No.158 (note 10)	—	(22,419)	—

Balance at end of year	(267,198)	(88,450)	(95,997)

126	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2008, 2007 and 2006 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Yen (millions)
	2008
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(49,452)	—	(49,452)
Pension liability adjustments	(159,751)	65,529	(94,222)
Net unrealized holding gain on available-for-sale securities	(87,015)	35,113	(51,902)
Cash flow hedges	31	(230)	(199)

	(296,187)	100,412	(195,775)
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	847	—	847
Pension liability adjustments	32,516	(13,052)	19,464
Net unrealized holding gain on available-for-sale securities	(7,023)	3,615	(3,408)
Cash flow hedges	(372)	120	(252)

	25,968	(9,317)	16,651
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(48,605)	—	(48,605)
Pension liability adjustments	(127,235)	52,477	(74,758)
Net unrealized holding gain on available-for-sale securities	(94,038)	38,728	(55,310)
Cash flow hedges	(341)	(110)	(451)

	(270,219)	91,095	(179,124)

127	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2007
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	19,532	—	19,532
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	14,230	(7,098)	7,132
Cash flow hedges	(173)	(4)	(177)

	73,058	(24,541)	48,517
Reclassification adjustments for realized net gain included in net loss:
Foreign currency translation adjustments	2,232	—	2,232
Net unrealized holding gain on available-for-sale securities	(37,126)	15,250	(21,876)
Cash flow hedges	552	(179)	373

	(34,342)	15,071	(19,271)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	21,764	—	21,764
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	(22,896)	8,152	(14,744)
Cash flow hedges	379	(183)	196

	38,716	(9,470)	29,246

128	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2006
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	51,492	—	51,492
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	120,305	(48,742)	71,563
Cash flow hedges	2,385	(1,091)	1,294

	334,836	(113,679)	221,157
Reclassification adjustments for realized net gain included in net income:
Foreign currency translation adjustments	(3,057)	—	(3,057)
Net unrealized holding gain on available-for-sale securities	(20,096)	8,157	(11,939)
Cash flow hedges	239	119	358

	(22,914)	8,276	(14,638)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	48,435	—	48,435
Minimum pension liability adjustments	160,654	(63,846)	96,808
Net unrealized holding gain on available-for-sale securities	100,209	(40,585)	59,624
Cash flow hedges	2,624	(972)	1,652

	311,922	(105,403)	206,519

129	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Pledged Assets

As of March 31, 2008, the Company and certain subsidiaries pledged a portion of their assets as collateral primarily for bank loans as follows:

Yen (millions)
Cash and cash equivalents	55
Short-term investments	19
Other current assets	3,633
Investments and advances	556
Land	5,261
Buildings	6,867
Machinery and equipment	8,131
Other assets	93

24,615

In addition to the above, prepaid expenses and other current assets as of March 31, 2008 and 2007 include restricted cash of ¥7,043 million and ¥10,388 million, respectively, as a compensating balance for short-term borrowing arrangements.

(16)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥37,264 million as of March 31, 2008.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2008, the undiscounted maximum potential future payments under such guarantees amounted to ¥451,895 million. The Company has accrued ¥7,966 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

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

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2008 is as follows:

Yen (millions)
Total commitment available	599,533
Less amount utilized	6,418

Balance available	593,115

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

130	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of March 31, 2008 amounted to ¥742,522 million.

As of March 31, 2008, outstanding commitments for the purchase of property, plant and equipment were approximately ¥75,478 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of March 31, 2008 and 2007, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2008	2007
Notes discounted	4,063	4,405
Notes endorsed	4,706	4,945

	8,769	9,350

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of March 31, 2008, the amount of transfer of export receivables with recourse was ¥23,769 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2008, 2007 and 2006 are summarized as follows:

	Yen (millions)
	2008	2007	2006
Balance at beginning of year	82,316	81,450	74,046
Expense recognized upon issuance of warranties	38,420	53,994	59,550
Usage	(43,675)	(53,646)	(56,177)
Other, including effect of foreign currency translation	(3,346)	518	4,031

Balance at end of year	73,715	82,316	81,450

131	(Continued)

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

In October 2006, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories.

132	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In November 2007, a subsidiary of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Further, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

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

For the year ended March 31, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products division recognized a loss of ¥68,791 million primarily due to its plasma TV business for which the Company and certain subsidiaries have recognized losses for consecutive periods because of severe market competition accompanied by falling prices. These impairment losses included patents with lower-than-expected future license income. The Power & Industrial Systems division recognized a loss of ¥9,298 million primarily due to its electric power selling business whose profitability has deteriorated due to rising fuel prices. The High Functional Materials & Components division recognized a loss of ¥7,172 million primarily due to rapid falling prices of LCD drivers for which a subsidiary supplies material for the related semiconductors. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

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

133	(Continued)

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

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Yen (millions)
	2008	2007	2006
Special termination benefits	15,676	3,868	2,786
Loss on fixed assets	2,434	115	1,643

	18,110	3,983	4,429

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2008, 2007 and 2006 is as follows:

	Yen (millions)
	2008	2007	2006
Balance at beginning of the year	44	1,106	14,389
New charges	15,676	3,868	2,786
Cash payments	(6,348)	(4,931)	(16,158)
Foreign currency exchange rate changes	(420)	1	89

Balance at end of the year	8,952	44	1,106

The following represent significant restructuring activities for the year ended March 31, 2008 by business line:

1.	Information & Telecommunication Systems division restructured in order to strengthen its storage business on a global basis. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥5,916 million. The liabilities for special termination benefits amounting to ¥2,304 million as of March 31, 2008 will be paid by March 2009. Total restructuring charges during the year ended March 31, 2008 amounted to ¥7,260 million.

134	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Digital Media & Consumer Products division restructured in order to reorganize the flat-panel TV business which is subject to severe market competition accompanied with falling prices. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥3,903 million. The liabilities for special termination benefits amounting to ¥2,571 million as of March 31, 2008 will be paid by March 2009. Total restructuring charges during the year ended March 31, 2008 amounted to ¥4,095 million.

3.	The Power & Industrial Systems division restructured in order to reorganize its plant construction business for reducing costs and improving profitability primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥2,836 million. The liabilities for special termination benefits amounting to ¥2,836 million as of March 31, 2008 will be paid by March 2009. Total restructuring charges during the year ended March 31, 2008 consisted only of special termination benefits.

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

(19)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2008, 2007 and 2006.

	Yen (millions)
	2008	2007	2006
Net gain on securities	80,129	47,687	46,402
Equity in earnings of affiliated companies	22,586	11,289	8,688
Net loss on sale and disposal of rental assets and other property	(8,246)	(24,611)	(3,107)
Exchange gain (loss)	(28,414)	(3,029)	4,000

The major components of net gain on securities for the year ended March 31, 2008 were related to sales of a part of shares of Hitachi Displays, Ltd. and Hitachi-GE Nuclear Energy, Ltd. and of all shares of Hitachi Semiconductor Singapore Pte. Ltd.

Other income for the year ended March 31, 2008 also includes a realized gain of ¥21,040 million on a contribution of available-for-sale securities to a pension fund trust.

135	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Sales of Stock by Subsidiaries or Affiliated Companies

In April 2007, Hitachi Metals, Ltd., a subsidiary which manufactures and sells high-grade metal products, and NEOMAX Co., Ltd., a subsidiary which manufactures and sells magnets and ceramics, conducted a merger in which Hitachi Metals, Ltd. was the surviving entity and NEOMAX Co., Ltd. was the acquired entity. Prior to the merger, Hitachi Metals, Ltd. opened its tender offer to acquire common shares of NEOMAX Co., Ltd. for the period from November 7, 2006 to December 11, 2006 for ¥2,500 per share. In April 2007, Hitachi Metals, Ltd. allocated 2 of its shares to 1 share of NEOMAX Co., Ltd. to acquire the shares of NEOMAX Co., Ltd. held by third parties in accordance with the terms and conditions of the tender offer. As a result, Hitachi Metals, Ltd. issued 9,389,202 shares of common stock to the shareholders of NEOMAX Co., Ltd. Since all the shares of Hitachi Metals, Ltd. were issued to third parties, the Company’s ownership interest of common stock decreased from 56.6% to 55.1%. The Company did not recognize a deferred tax liability on this transaction.

In February 2007, Opnext, Inc., a subsidiary which designs and manufactures optical modules and components, issued 12,536,406 shares of common stock at $15 per share to third parties in an initial public offering and the Company sold a portion of its investment in Opnext, Inc. As a result of the issuance of new shares and sale of the investment, the Company’s ownership interest of common stock decreased from 67.3% to 43.9% at March 31, 2007 and the remaining investment is accounted for using the equity method. The Company provided a deferred tax liability on this gain.

136	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	Number of shares
	2008	2007	2006
Weighted average number of shares on which basic net income (loss) per share is calculated	3,324,562,767	3,331,918,803	3,331,116,787
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	—	54,619,248
Series B zero coupon convertible bonds	—	—	49,554,013
Stock options	122,257	158,778	143,341

Number of shares on which diluted net income (loss) per share is calculated	3,324,685,024	3,332,077,581	3,435,433,389

	Yen (millions)
	2008	2007	2006
Net income (loss) applicable to common stockholders	(58,125)	(32,799)	37,320
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	—	2
Series B zero coupon convertible bonds	—	—	2
Other	(948)	(92)	(77)

Net income (loss) on which diluted net income (loss) per share is calculated	(59,073)	(32,891)	37,247

	Yen
Net income (loss) per share:
Basic	(17.48)	(9.84)	11.20
Diluted	(17.77)	(9.87)	10.84

The net loss per share computations for the years ended March 31, 2008 and 2007 exclude all the convertible bonds because their effect would have been antidilutive. In addition, the net income (loss) per share computation excludes some stock options because their effect would have been antidilutive.

137	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Supplementary Income and Expense Information

	Yen (millions)
	2008	2007	2006
Shipping and handling costs	162,526	155,535	147,940
Advertising expense	45,823	53,577	52,175
Maintenance and repairs	84,122	82,902	82,786
Rent	143,369	146,139	149,241
Research and development expense	428,171	412,534	405,079

(23)	Supplementary Cash Flow Information

	Yen (millions)
	2008	2007	2006
Cash paid during the year for:
Interest	42,468	38,712	31,584
Income taxes	174,735	123,677	118,486

Noncash investing and financial activities:
Capitalized lease assets	5,488	6,056	5,206

The proceeds from the sale of securities classified as available-for-sale discussed in note 3 are included in both (increase) decrease in short-term investments and proceeds from sale of investments and subsidiaries’ common stock on the consolidated statements of cash flows.

138	(Continued)

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

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

139	(Continued)

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

Exchange gain for the years ended March 31, 2008 and 2006 includes a net gain of ¥4,142 million and a net loss of ¥2,373 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2007. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2008, 2007 and 2006.

Interest charges for the years ended March 31, 2008, 2007 and 2006 include a net loss of ¥586 million and net gains of ¥601 million and ¥1,192 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2008, 2007 and 2006.

140	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

Foreign currency exposure:

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange gain for the years ended March 31, 2008 and 2006 includes net gains of ¥1,591 million and ¥165 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2007. Exchange gain for the year ended March 31, 2006 includes a net loss of ¥119 million which represents the component of hedge ineffectiveness. The sum of the amount of the hedge ineffectiveness is not material for the years ended March 31, 2008 and 2007.

It is expected that a net gain of approximately ¥2,239 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2009.

As of March 31, 2008, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 59 months.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2008, 2007 and 2006 include a net loss of ¥194 million and net gains of ¥99 million and ¥143 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. Interest charges for the year ended March 31, 2008 include a net loss of ¥730 million which represents the component of hedge ineffectiveness. The sum of the amount of hedge ineffectiveness is not material for the years ended March 31, 2007 and 2006.

It is expected that a net loss of approximately ¥180 million recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2009.

141	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contract or notional amounts of derivative financial instruments held as of March 31, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2008	2007
Forward exchange contracts:
To sell foreign currencies	277,379	290,177
To buy foreign currencies	109,840	94,540
Cross currency swap agreements:
To sell foreign currencies	48,736	110,815
To buy foreign currencies	206,392	138,888
Interest rate swaps	443,426	454,939
Option contracts	13,269	13,251

(25)	Concentrations of Credit Risk

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

142	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2008 and 2007 are as follows:

	Yen (millions)
	2008		2007
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	61,289	61,289	33,986	33,986
Investments and advances	269,498	269,498	397,958	397,957
Derivatives (Assets):
Forward exchange contracts	12,325	12,325	1,077	1,077
Cross currency swap agreements	13,840	13,840	62	62
Interest rate swaps	636	636	1,660	1,660
Option contracts	70	70	10	10
Long-term debt	(1,808,486)	(1,793,317)	(1,793,057)	(1,770,776)
Derivatives (Liabilities):
Forward exchange contracts	(977)	(977)	(1,606)	(1,606)
Cross currency swap agreements	(1,289)	(1,289)	(15,294)	(15,294)
Interest rate swaps	(3,520)	(3,520)	(1,186)	(1,186)
Option contracts	(25)	(25)	(591)	(591)

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2008 and 2007 totaled ¥54,898 million and ¥72,190 million, respectively.

143	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Merger and Acquisition

On October 11, 2006, the Company signed a basic agreement with Clarion Co., Ltd. (Clarion) and decided to purchase additional shares of Clarion through a tender offer at ¥230 per share. The purchase price of ¥230 per share was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and a third party evaluation of the estimated value of Clarion stock, and included a premium of approximately 33 % over average share price of Clarion common stock traded on the First Section of the Tokyo Stock Exchange for the three month period immediately preceding October 10, 2006. As a result, the Company purchased a total of 139,108,174 shares for ¥31,994 million tendered in the period from October 25, 2006 through November 30, 2006, resulting in the Company’s ownership increasing from 14.4% to 63.7%. Accordingly, the Company obtained control over Clarion and it became a consolidated subsidiary of the Company effective December 7, 2006.

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

The results of operations of Clarion for the period from December 7, 2006 to March 31, 2007 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net income and the per share information of the Company with assumed acquisition dates for Clarion of April 1, 2006 and 2005 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2007 and 2006.

144

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28)	Stock Option Plans

The Company and certain subsidiaries have stock option plans. Under the Company’s stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company’s common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2008, 2007 and 2006.

The fair value of the Company’s stock options is estimated using the Black-Sholes option pricing model under the following assumptions:

2006
Expected volatility	37%
Expected dividends	1.6%
Expected term	4 years
Risk-free rate	1.26%
Grant-date fair value	¥172

During the years ended March 31, 2008 and 2007, the Company granted no stock option.

A summary of the Company’s stock option plans’ activity for the year ended March 31, 2008 is as follows:

	Stock options (shares)	Weighted- average exercise price (yen)	Weighted- average Remaining contractual term (year)	Aggregate intrinsic value (yen (millions))
Outstanding at beginning of year	1,828,000	721
Exercised	(362,000)	659
Forfeited	(280,000)	757
Expired	(97,000)	561

Outstanding at end of year	1,089,000	747	0.9	—

Exercisable at end of year	1,089,000	747	0.9	—

The exercise prices of the stock options outstanding as of March 31, 2008 are ¥782, ¥705 and ¥719.

The total intrinsic value of options exercised during the years ended March 31, 2008, 2007 and 2006 was ¥74 million, ¥45 million, ¥31 million, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2008, 2007 and 2006 was ¥238 million, ¥170 million and ¥130 million, respectively.

The Compensation Committee decided to cease granting stock options as part of the Company’s compensation policy at the meeting held on March 30, 2006.

145

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2008, 2007 and 2006

(In millions of yen)

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
Year ended March 31, 2008
Allowance for doubtful receivables	43,475	3,231	(5,803)	40,903

Year ended March 31, 2007
Allowance for doubtful receivables	41,610	10,883	(9,018)	43,475

Year ended March 31, 2006
Allowance for doubtful receivables	40,330	5,480	(4,200)	41,610

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Hitachi has filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on November 26, 2007 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on April 1, 2007 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

Hitachi, Ltd.
(Registrant)

Date: June 20, 2008	By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 27, 2006 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on August 7, 2006 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on November 26, 2007 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on April 1, 2007 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code