Form 20-F
period 2009-03-31
HITACHI LTD
filed 2009-07-27
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

As of March 31, 2009, the number of outstanding shares of common stock was 3,324,152,092**.

* Not for trading, but only for technical purposes in connection with the listing of the ADSs.

** The number of outstanding shares of common stock excludes the number of shares of common stock held by Hitachi, Ltd. and its subsidiary.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☐ No

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

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, the Electronic Devices segment and the Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2009 is sometimes referred to in this annual report as “fiscal 2008,” and other fiscal years may be referred to in a corresponding manner. References to years not specified as fiscal years are to calendar years.

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

References in this annual report to the “Companies Act” or the “Japanese Companies Act” are to the Japanese Companies Act and other laws and regulations amending and/or supplementing the Japanese Companies Act.

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

	Year ended March 31,
	2005	2006	2007	2008	2009
	(Millions of yen, except per share amounts and number of shares issued)
Total revenues	9,027,043	9,464,801	10,247,903	11,226,735	10,000,369
Income (loss) before income taxes and minority interests	264,506	274,864	202,338	324,782	(289,871)
Net income (loss)	51,496	37,320	(32,799)	(58,125)	(787,337)
Per common share:
Net income (loss)
Basic	15.53	11.20	(9.84)	(17.48)	(236.86)
Diluted	15.15	10.84	(9.87)	(17.77)	(236.87)
Cash dividends declared	11.00	11.00	6.00	6.00	3.00
	($0.105)	($0.094)	($0.051)	($0.057)	($0.031)
Cash and cash equivalents	708,715	658,255	617,866	560,960	807,926
Short-term investments	146,568	162,756	33,986	61,289	8,654
Total assets	9,736,247	10,021,195	10,644,259	10,530,847	9,403,709
Short-term debt and current portion of long-term debt	1,183,474	1,000,555	1,197,607	1,109,899	1,530,457
Long-term debt	1,319,032	1,418,489	1,489,843	1,421,607	1,289,652
Minority interests	921,052	1,036,807	1,073,749	1,142,508	1,129,401
Stockholders’ equity	2,307,831	2,507,773	2,442,797	2,170,612	1,049,951
Common stock	282,033	282,033	282,033	282,033	282,033
Number of shares issued (thousand shares)	3,368,126	3,368,126	3,368,126	3,368,126	3,368,126
Number of shares outstanding (thousand shares)	3,331,577	3,330,845	3,325,160	3,324,398	3,324,152

Note: See note 2(i) to Hitachi’s consolidated financial statements for information regarding accounting change.

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a fiscal year.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2005	¥107.28	114.30	102.26
2006	113.67	120.93	104.41
2007	116.55	121.81	110.07
2008	113.61	124.09	96.88
2009	100.85	110.48	87.80
January 2009	—	94.20	87.80
February 2009	—	98.55	89.09
March 2009	—	99.34	93.85
April 2009	—	100.71	96.49
May 2009	—	99.24	94.45
June 2009	—	98.56	95.19
July 2009 (through July 17)	—	96.41	92.33

On July 17, 2009, the yen exchange rate per U.S. dollar was 94.08 yen per $1.

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

Risks Related to Economic Environment

Economic recession

During fiscal 2008, the global economy saw the U.S. sub-prime loan problem escalate into a worldwide financial crisis, triggered by the collapse of a major U.S. investment bank in September 2008. The turmoil in the financial markets then spread to the world economy as a whole, causing rapid economic downturns in most industrialized countries. Japan, in particular, witnessed a rapid economic downturn due to a decline in exports and a corresponding decline in private-sector investment, as well as a fall in consumer demand. The Japanese economy shrank by 3.8 percent, or an annualized 14.2 percent, in the quarter ended March 31, 2009.

Hitachi’s revenues declined in all segments over fiscal 2008, but especially in the Power & Industrial Systems segment, the Digital Media & Consumer Products segment and the High Functional Materials & Components segment, in tandem with rapidly falling demand for automobiles, semiconductors, industrial equipment and other products. The deteriorating market and economic conditions which led to this fall in demand, including declines in real estate and equity values, rising worldwide unemployment, tightened credit markets, depressed consumer confidence and weak housing markets, are not likely to improve significantly during fiscal 2009 and may continue past fiscal 2009 and may get worse. On a segment-by-segment basis, Hitachi expects the following impact:

•

Information & Telecommunication Systems. Domestic businesses and financial institutions that purchase computer systems and systems integration services from Hitachi have been affected by the economic downturn, and may seek to control costs in part by canceling or deferring investment in information technology systems, with consequent adverse impact on sales of Hitachi’s products and services. The economic conditions have already affected Hitachi’s hard disk drive (“HDD”) volumes, and may continue. Industry consolidation may also, in the near term, lead to more robust competition from other HDD makers.

•

Electronic Devices. Sales of semiconductor manufacturing equipment have been adversely affected by reduced capital spending by manufacturers in the semiconductor industry. Semiconductor manufacturers may continue to restrain capital spending in fiscal 2009, with adverse impact on sales of Hitachi’s products.

•

Power & Industrial Systems. Sales of automotive equipment have been severely affected by the worldwide collapse in demand for automobiles. Sales of construction machinery have also been severely affected by the worldwide decline in demand for residential and private-sector investment. These trends may not improve or may even worsen in fiscal 2009, with adverse impact on sales of Hitachi’s automotive equipment and construction machinery.

•

Digital Media & Consumer Products. Sales are depressed due to restrained consumer spending in most markets. High-end TV models, which Hitachi focuses on, are experiencing declines in both volume and price due to restrained consumer spending and product commoditization. The restrained consumer spending may continue or even worsen, with adverse impact on sales of Hitachi’s consumer products such as flat-panel TVs. Sales of optical disk drives have been adversely affected by the worldwide economic downturn. The reduced demand for optical disk drives may continue in fiscal 2009, with adverse impact on sales of Hitachi’s products.

•

High Functional Materials & Components. Sales, particularly of semiconductor-related materials and automotive-related components, have been depressed due to reduced production volume by manufacturers in the semiconductor and automotive industries, and such production volume may be lower yet in fiscal 2009, with adverse impact on sales of Hitachi’s products.

•

Logistics, Services & Others. Sales, particularly in overseas sales subsidiaries, have been depressed due to an overall reduced level of economic activity. Such economic downturn may continue in fiscal 2009, with adverse impact on sales by overseas sales subsidiaries and on sales in the logistics business.

•

Financial Services. Revenues, particularly in the leasing business for industrial equipment have been depressed due to reduced levels of capital spending for these services, and the reduced capital spending may continue in fiscal 2009, with adverse impact on sales in the leasing business.

These downturns have been characterized by reduced product demand, manufacturing overcapacity and resulting impairment losses on long-lived assets, and lower average selling prices. If adverse economic conditions continue, Hitachi’s revenues may decrease as mentioned above, with adverse impact on its profitability. In addition, Hitachi may in the current and future periods be required to record additional impairment losses on its long-lived assets, including facilities and equipment, as well as intangible assets, which would increase its expenses. Hitachi could be required to write off inventory, which would have a negative impact on its gross margin. Factory-planning decisions may shorten the useful lives of long-lived assets, including facilities and equipment, and cause Hitachi to accelerate depreciation. In addition, Hitachi may take restructuring measures in addition to those taken in recent periods, including reorganizing production bases and reducing its workforce, to reduce fixed costs to respond to reduced demand levels, which would involve associated expenses.

Marketable securities risks

Hitachi owns marketable securities that are exposed to stock market risks. Declines in stock market prices may require Hitachi to write down equity securities that it holds, which may have an adverse effect on Hitachi’s financial condition and results of operations.

Access to liquidity and long-term financing

Hitachi’s primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper and other debt securities. Hitachi needs liquid funds to pay operating expenses, interest on its debt and dividends on its capital stock. Hitachi believes its cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets can provide sufficient funding for its operations and other liquidity needs.

However, the global economic recession is adversely affecting Hitachi’s cash flows from operations, business results and financial condition, which has had an adverse effect on Hitachi’s credit ratings. Moody’s downgraded Hitachi’s long-term credit rating from A1 to A2 in February 2009, and downgraded Hitachi’s long-term and short-term credit ratings from A2 to A3 and from P-1 to P-2, respectively, in May 2009. In June 2009, S&P downgraded Hitachi’s long-term credit rating from A- to BBB+, and R&I downgraded Hitachi’s long-term and short-term credit ratings from AA- to A+ and from a-1+ to a-1, respectively. Past and potential future rating downgrades, in conjunction with uncertainty as to the stability of the financial markets, may adversely affect Hitachi’s ability to obtain additional financing on favorable terms. Hitachi may need to increase its reliance on external sources of funding. An increased reliance on debt instruments may further adversely affect Hitachi’s credit ratings, which might further affect Hitachi’s ability to successfully obtain additional financing on favorable terms.

Furthermore, failure of one or more of Hitachi’s major lenders, a decision by one or more of them to stop lending to Hitachi or instability in the capital markets could have an adverse impact on Hitachi’s access to funding.

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

Risks Related to Industrial Sectors and Business Lines

Intense competition

The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Low cost manufacturing and the globalization of the world markets have accelerated the commoditization of certain products, which has resulted in increasingly intense price competition for many of Hitachi’s products. Products which are facing intense price competition or decreases in prices include computer-related products, such as HDDs, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays (“LCDs”), digital media products such as flat-panel TVs and home appliances. To succeed in this competitive environment, Hitachi believes that its products and services must be competitive in terms of price, engineering sophistication, quality and brand value and that such products and services must be introduced to the markets in a timely manner. Hitachi cannot be certain that the products or services that it offers will be competitive, and should such products or services fail to be competitive, Hitachi’s business results may be negatively affected.

Rapid technological innovation

New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the fields of information systems, electronics and digital media. The development of new and advanced technologies; the continuous, timely and cost-effective incorporation of such technologies into products and services; and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that Hitachi’s research and development will be successful. Should Hitachi fail in its endeavors to develop and incorporate such advanced technologies into products and services, or achieve market acceptance for such products and services, the results of operations of related Hitachi businesses may be negatively affected.

Material and component procurement

Hitachi’s manufacturing operations rely on third parties for supplies of materials, parts, components and services of adequate quality and quantity and delivered in a timely manner. External suppliers may have other customers and may not have sufficient capacity to meet all of the needs of such customers during periods of excess demand. Shortages of materials, parts, components and services may cause a sharp rise in their prices. Prices of certain raw materials, parts and components that Hitachi purchases, such as petroleum products, copper, aluminum and semiconductor memory chips, are extremely volatile. Increases in the price of petroleum and other materials, such as copper, steel and synthetic resins, can increase Hitachi’s production costs and may adversely affect its results of operations. Conversely, decreases in commodity prices can result in write-downs of inventory. Although, in general, Hitachi maintains multiple sources of supply and works closely with its suppliers to avoid supply-related problems, such problems including shortages and delays may occur, which could materially harm Hitachi’s business.

Supply and demand balance

Oversupply in the markets in which Hitachi competes may lead to declines in sales prices and revenues and adversely affect Hitachi’s performance. In addition, Hitachi may be forced to dispose of excess supply or obsolete equipment or reduce production to adjust to demand, which can cause Hitachi losses. For example, market demand for HDDs has been volatile, and unexpected decline in demand and oversupply could result in a sharp decline in unit prices of HDDs. The semiconductor industry and the LCD industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp declines in prices and overcapacity. These businesses conducted primarily by subsidiaries and affiliates of the Company may be negatively affected by oversupply in the global markets.

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

Restructuring of business

Hitachi is continuing to restructure its business to improve management efficiency and strengthen competitiveness by increasing its focus on targeted businesses investment, research and development; closing unprofitable operations; divesting its subsidiaries and affiliated companies; reorganizing production bases and sales networks; and reducing its workforce. There can be no assurance that Hitachi’s efforts will be successful. In addition, significant costs have been and may continue to be incurred in connection with these efforts, including costs related to the restructuring of businesses, impairment losses, losses on the disposal of fixed assets and losses related to the sale of securities, that may adversely affect Hitachi’s financial results and condition. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Restructuring” for additional information. Restructuring measures may be constrained or plans may not be implemented in a timely manner due to governmental regulations, employment issues and a lack of demand in the M&A market for businesses Hitachi may seek to sell. Moreover, Hitachi may not achieve all of the objectives of these actions.

Business activities in overseas markets

Hitachi seeks to expand its business in overseas markets as part of its business strategy. Through such overseas expansion, Hitachi aims to increase its revenues, reduce its costs and improve its profitability. Hitachi’s overseas business activities may be adversely affected by various factors in foreign countries where it operates, including changes in regulations relating to investments, export, tariffs, antitrust, anti-bribery, consumer and business taxation, intellectual property, foreign trade and exchange controls, and environmental and recycling requirements; differences in commercial and business customs such as contract terms and conditions; labor relations; public sentiment against Japan; and other political and social factors as well as economic trends and currency exchange rate fluctuations. There can be no assurance that Hitachi will be able to achieve all or any of the initial aims of its strategy.

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

Product quality and liability

Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces Hitachi’s control over quality assurance. There is a risk that defects may occur in Hitachi’s products and services. The occurrence of such defects could negatively affect Hitachi’s reputation for quality products, expose Hitachi to liability for damages caused by such defects and negatively affect Hitachi’s ability to sell certain products. Even a single significant product defect could materially and adversely affect Hitachi’s results of operations, financial condition and future business prospects. In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. Although the Company intends to vigorously defend itself in these lawsuits, there can be no assurance that Hitachi will not be liable for any amount claimed. See “Item 4. Information on the Company — B. Business Overview — Description of Industry Segments — Power & Industrial Systems,” “Item 5. Operating and Financial Review and Prospects — D. Trend Information” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

Risks Related to Hitachi’s American Depositary Shares

Unit shares

The Japanese Companies Act allows companies to establish a “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under the articles of incorporation of the Company, one unit of the Company’s shares is comprised of 1,000 shares, equivalent to 100 American Depositary Shares (“ADSs”). Each unit of the Company’s shares has one vote. A holder who owns shares or ADSs in other than multiples of 1,000 or 100, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 1,000 shares, or fewer than 100 ADSs). The articles of incorporation of the Company, in accordance with the Japanese Companies Act, imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders meeting and to bring derivative actions. In addition, less than whole unit shares cannot be traded on Japanese stock markets. Under the unit share system, holders of the Company’s shares constituting less than one unit have the right to require the Company to purchase their shares and the right to require the Company to sell them additional shares to create a whole unit of 1,000 shares. However, holders of the Company’s ADSs are unable to withdraw underlying shares representing less than one unit and, as a practical matter, are unable to require the Company to purchase those underlying shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs.

Foreign exchange fluctuations

Market prices for the ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

Rights of ADS holders

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay dividends and distributions collected from the Company as and to the extent provided in the deposit agreement. However, ADS holders will not be able to bring derivative actions, examine the Company’s accounting books and records, or exercise appraisal rights through the depositary.

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

In order to establish a stable and profitable business structure, Hitachi is making an effort to realign its business portfolio, which may be implemented by exiting certain businesses that share fewer synergies with targeted businesses or have poor prospects for higher efficiency, by increasing its focus on targeted businesses and by creating new businesses to achieve increased profitability. Hitachi has been allocating its business resources to strong businesses and has also been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. Hitachi also expects to continue to improve cash-flow management by increasing the efficiency of working capital use, by making selective investments and by further reducing procurement costs.

Through the implementation of this strategy, Hitachi is striving to enhance its corporate governance structure in order to maximize its medium and long-term corporate value, reorganize its internal control system on a consolidated basis, implement multidisciplinary risk management, promote prompt information sharing systems and optimize share capital relationships among Hitachi group companies.

In November 2006, the Company entered into a letter of intent with General Electric Company, or GE, expressing both party’s intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aiming at synergy in the area of design, manufacture, construction, maintenance and engineering services. Based on this alliance, in June 2007, the Company and GE established companies in the U.S. and Canada. In addition, the Company transferred its nuclear power systems operations to a newly created Japanese company in July 2007 by way of corporate split under the Companies Act and GE invested in the Japanese company. The Company owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company owns 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. See “B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

In January 2009, the Company conducted a cash tender offer at ¥780 per share for shares of Hitachi Kokusai Electric Inc. (“Hitachi Kokusai Electric”), an equity method affiliate that manufactures and sells wireless communications systems, broadcasting and video systems and semiconductor manufacturing equipment. Upon the completion of the tender offer in March 2009, Hitachi Kokusai Electric became a consolidated subsidiary of the Company. The Company plans to use Hitachi Kokusai Electric’s expertise in order to strengthen the Company’s businesses, such as its information network business, its transportation systems business, and its urban development systems business. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

In January 2009, the Company conducted a cash tender offer at ¥1,300 per share for shares of Hitachi Koki Co., Ltd. (“Hitachi Koki”), an equity method affiliate that manufactures and sells power tools. Upon the completion of the tender offer in March 2009, Hitachi Koki became a consolidated subsidiary of the Company. The conversion of Hitachi Koki into a consolidated subsidiary is intended to promote business expansion on a global scale and to foster collaboration in such areas as research and development for lithium-ion battery-operated products, a strategic product for Hitachi Koki. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

Hitachi’s capital expenditures for fixed assets on a completion basis were ¥788,466 million, ¥969,087 million and ¥1,048,572 million in fiscal 2008, 2007 and 2006. While Hitachi has maintained a selective attitude toward investment decisions, it has placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward information-related products and construction machinery and other products in power and industrial systems sector, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The decrease in fiscal 2008 was primarily due to a decrease in capital expenditures in the HDDs, plasma display panels and operating lease assets in the financial services sector. The decrease in fiscal 2007 was primarily due to a decrease in capital expenditures in the HDDs and operating lease assets in financial services sector. In fiscal 2009, Hitachi expects to decrease its capital expenditures to approximately ¥620.0 billion due primarily to decreases in the areas of automotive products, construction machinery and high functional materials and components. Hitachi expects capital expenditures in fiscal 2009 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Hitachi’s business is highly diversified. Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method, as required by a ministerial ordinance under the Financial Instruments and Exchange Law of Japan. The industry segments and major categories of products and services offered in each segment as of March 31, 2009 are as follows:

•	Information & Telecommunication Systems. Systems integration, outsourcing services, software, HDDs, disk array subsystems, servers, mainframes, telecommunications equipment and ATMs;

•	Electronic Devices. LCDs, semiconductor manufacturing equipment, test and measurement equipment, medical electronics equipment and semiconductors;

•

Power & Industrial Systems. Nuclear power plants, thermal power plants, hydroelectric power plants, industrial machinery and plants, automotive products, construction machinery, elevators, escalators, railway vehicles and power tools;

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

Overseas revenues amounted to ¥4,138.9 billion in fiscal 2008, accounting for 41% of total revenues. Foreign currency exchange rate fluctuations influence Hitachi’s operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

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

Industry Segment

	Year ended March 31,
	2007		2008		2009
	(Millions of yen, except percentage data)
Revenues (note 1)
Information & Telecommunication Systems	2,472,227	21%	2,761,137	22%	2,594,450	23%
Electronic Devices	1,287,492	11	1,293,517	10	1,151,066	10
Power & Industrial Systems	3,022,299	26	3,568,151	28	3,310,544	29
Digital Media & Consumer Products	1,506,073	13	1,504,692	12	1,261,501	11
High Functional Materials & Components	1,794,506	15	1,875,018	15	1,556,886	14
Logistics, Services & Others	1,213,529	10	1,271,465	10	1,089,971	9
Financial Services	500,065	4	445,400	3	412,040	4

Subtotal	11,796,191	100%	12,719,380	100%	11,376,458	100%

Eliminations and Corporate Items	(1,548,288)		(1,492,645)		(1,376,089)

Total	10,247,903		11,226,735		10,000,369

Operating Income (Loss) (note 2)
Information & Telecommunication Systems	60,343	23%	116,105	30%	176,629	96%
Electronic Devices	45,755	18	54,046	14	27,322	15
Power & Industrial Systems	36,391	14	138,455	35	24,245	13
Digital Media & Consumer Products	(58,435)	(23)	(109,914)	(28)	(105,563)	(58)
High Functional Materials & Components	132,399	51	141,007	36	27,777	15
Logistics, Services & Others	20,233	8	27,870	7	23,063	13
Financial Services	23,534	9	25,481	6	10,210	6

Subtotal	260,220	100%	393,050	100%	183,683	100%

Eliminations and Corporate Items	(77,708)		(47,534)		(56,537)

Total	182,512		345,516		127,146

Segment Assets
Information & Telecommunication Systems	1,987,603	17%	1,906,166	17%	1,839,101	17%
Electronic Devices	840,986	7	814,541	7	653,329	6
Power & Industrial Systems	2,728,817	24	3,075,509	27	3,052,176	28
Digital Media & Consumer Products	971,187	9	889,112	8	669,856	6
High Functional Materials & Components	1,503,733	13	1,525,754	13	1,231,562	11
Logistics, Services & Others	1,049,916	9	981,447	8	1,030,098	10
Financial Services	2,442,066	21	2,294,020	20	2,366,909	22

Subtotal	11,524,308	100%	11,486,549	100%	10,843,031	100%

Eliminations and Corporate Items	(880,049)		(955,702)		(1,439,322)

Total	10,644,259		10,530,847		9,403,709

Depreciation & Amortization (note 3)
Information & Telecommunication Systems	183,057	30%	195,578	29%	180,010	28%
Electronic Devices	42,549	7	40,625	6	37,553	6
Power & Industrial Systems	103,176	17	130,658	19	136,443	21
Digital Media & Consumer Products	53,280	9	69,192	10	55,822	9
High Functional Materials & Components	71,119	11	86,947	13	88,282	13
Logistics, Services & Others	30,150	5	31,717	5	33,072	5
Financial Services	131,425	21	125,796	18	118,976	18

Subtotal	614,756	100%	680,513	100%	650,158	100%

Eliminations and Corporate Items	7,242		7,093		6,765

Total	621,998		687,606		656,923

	Year ended March 31,
	2007		2008		2009
	(Millions of yen, except percentage data)
Tangible & Intangible Asset Increase
Information & Telecommunication Systems	230,193	17%	152,941	13%	135,383	14%
Electronic Devices	37,196	3	30,688	2	35,154	3
Power & Industrial Systems	173,493	13	194,071	16	198,333	20
Digital Media & Consumer Products	87,244	6	95,698	8	46,788	5
High Functional Materials & Components	151,895	11	115,533	10	112,595	11
Logistics, Services & Others	34,937	3	48,256	4	36,508	4
Financial Services	642,016	47	570,316	47	423,217	43

Subtotal	1,356,974	100%	1,207,503	100%	987,978	100%

Eliminations and Corporate Items	(63,557)		(55,939)		(23,557)

Total	1,293,417		1,151,564		964,421

Geographic Segment (note 4)

	Year ended March 31,
	2007		2008		2009
	(Millions of yen, except percentage data)
Revenues (note 1)
Japan
Outside customer sales	7,010,181	57%	7,436,999	55%	6,683,143	55%
Intersegment transactions	1,274,048	11	1,459,260	11	1,302,509	11

Total	8,284,229	68	8,896,269	66	7,985,652	66
Asia
Outside customer sales	1,459,549	12	1,771,600	13	1,542,526	13
Intersegment transactions	561,208	4	637,719	5	591,611	5

Total	2,020,757	16	2,409,319	18	2,134,137	18
North America
Outside customer sales	981,098	8	962,267	7	852,100	7
Intersegment transactions	89,912	1	123,841	1	121,325	1

Total	1,071,010	9	1,086,108	8	973,425	8
Europe
Outside customer sales	645,354	5	826,188	6	738,662	6
Intersegment transactions	37,454	1	60,650	0	51,318	0

Total	682,808	6	886,838	6	789,980	6
Other Areas
Outside customer sales	151,721	1	229,681	2	183,938	2
Intersegment transactions	21,574	0	39,841	0	8,367	0

Total	173,295	1	269,522	2	192,305	2

Subtotal	12,232,099	100%	13,548,046	100%	12,075,499	100%

Eliminations and Corporate Items	(1,984,196)		(2,321,311)		(2,075,130)

Total	10,247,903		11,226,735		10,000,369

Operating Income (Loss) (note 2)
Japan	212,316	80%	299,632	77%	74,370	49%
Asia	(3,664)	(1)	33,020	8	76,742	51
North America	25,310	9	23,087	6	7,182	5
Europe	23,312	9	21,575	6	(17,129)	(11)
Other Areas	8,647	3	13,394	3	9,434	6

Subtotal	265,921	100%	390,708	100%	150,599	100%

Eliminations and Corporate Items	(83,409)		(45,192)		(23,453)

Total	182,512		345,516		127,146

	Year ended March 31,
	2007		2008		2009
	(Millions of yen, except percentage data)
Segment Assets
Japan	8,381,453	73%	8,472,391	73%	8,011,421	75%
Asia	1,327,954	12	1,310,922	11	1,158,234	11
North America	668,202	6	674,970	6	555,602	5
Europe	935,087	8	968,552	8	861,242	8
Other Areas	116,157	1	159,048	2	142,738	1

Subtotal	11,428,853	100%	11,585,883	100%	10,729,237	100%

Eliminations and Corporate Items	(784,594)		(1,055,036)		(1,325,528)

Total	10,644,259		10,530,847		9,403,709

Revenues by Market (note 5)

	Year ended March 31,
	2007		2008		2009
	(Millions of yen, except percentage data)
Domestic revenues	6,093,627	59%	6,484,496	58%	5,861,448	59%
Overseas revenues
Asia	1,859,664	18	2,167,171	19	1,911,290	19
North America	1,057,389	10	1,023,713	9	899,550	9
Europe	869,022	9	1,073,877	10	904,425	9
Other Areas	368,201	4	477,478	4	423,656	4
Subtotal	4,154,276	41	4,742,239	42	4,138,921	41

Total	10,247,903	100%	11,226,735	100%	10,000,369	100%

Notes:

1.	Revenues by industry and geographic segments include intersegment transactions.

2.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, and impairment losses for long-lived assets are included as part of operating income (loss). See notes 17, 18 and 19 to Hitachi’s consolidated financial statements.

3.	See note 2(i) to Hitachi’s consolidated financial statements for information regarding accounting change.

4.	Geographic segments are based on the location of Hitachi’s facilities where products or services are produced.

5.	Revenues by market are based on the locations of the customer to whom Hitachi’s products or services are sold.

Description of Industry Segments

Hitachi classifies its operations into seven industry segments based primarily along related assets and operations management lines, as well as on the similarity of products and services by type, use, production method and marketing method.

Information & Telecommunication Systems

In this segment, Hitachi provides products and services, including hardware products, software and services. Customers are business entities in various industries, national and local governments, and, to a lesser extent, individuals. Among the hardware products Hitachi offers, HDDs, disk array subsystems, servers and mainframes are more significant than other products. In order to meet market requirements, these products need to be built to achieve high performance while meeting the cost parameters of customers. Hitachi also develops and offers various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business in which customized solutions are developed and offered to customers with Hitachi’s hardware and software products, as well as other vendors’ products, to deliver systems that help customers achieve their business objectives. This segment also provides telecommunications and network equipment and systems, which are delivered to customers in the data and telecommunication industries and other business customers.

The computer industry is extremely competitive. The speed of technology development in both hardware and software is very fast, and a failure to introduce, or a delay in the introduction of, products or services that incorporate the latest technology would materially diminish Hitachi’s market presence. Customers are highly sensitive to the cost effectiveness of their investments in information technology, which leads to intense price competition, particularly in hardware products.

In particular, in the HDDs business, Hitachi is trying to improve the profitability of Hitachi Global Storage Technologies, Inc., a wholly owned subsidiary of the Company. Hitachi expects that the HDDs market will continue to expand but also considers that the HDDs industry is facing rapid technological changes, such as the development of high capacity HDDs and increasing commoditization of old models. To maintain profitability in such an environment, Hitachi believes that it is important to establish efficient development and manufacturing operations. Hitachi has therefore been implementing various business reorganization and other cost reduction measures, such as integration of several development and manufacturing facilities for magnetic heads and circular disks, closure of a manufacturing facility, a reduction in the size of its workforce and a reduction in plant and equipment investment. Hitachi has also made efforts to introduce new products in a timely manner, by, among other things, strengthening management of product development phases. In addition, Hitachi made efforts to strengthen its R&D capability for the purpose of developing and introducing cost competitive products.

In software and services businesses, Hitachi aims to strengthen: (i) outsourcing services such as data center outsourcing services which entails the monitoring, operation and maintenance of information on behalf of clients, as well as strategic outsourcing services which provides comprehensive support for customers’ information systems, including consulting, systems design, construction, operation and maintenance; and (ii) consulting services by bolstering the operational structure principally by increasing the number of consultants. Hitachi also aims to establish an efficient project management system by sales efforts to emphasize profitability and by emphasizing cost management during the design and development process to achieve profitability.

In fiscal 2008, this segment accounted for 23% of total revenues before eliminations and recorded operating income of ¥176.6 billion.

Electronic Devices

The Electronic Devices segment provides LCDs, semiconductor manufacturing equipment, test and measurement equipment and medical electronics equipment. A significant portion of Hitachi’s semiconductor business was transferred to Renesas Technology Corp. (“Renesas”), jointly owned by the Company and Mitsubishi Electric Corporation, and which is accounted for under the equity method by the Company. That portion has not been included in this segment since fiscal 2003.

A significant portion of this segment’s business is conducted by Hitachi High-Technologies Corporation, a publicly-held subsidiary of the Company. Hitachi High-Technologies Corporation has two business aspects: (i) manufacturing and sale of manufacturing equipment of semiconductors, LCDs and HDDs, test and measurement equipment such as clinical analyzers, DNA sequencers and liquid chromatographs and other electronics-related equipment and (ii) sale of electronic components and advanced industrial materials.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. Due to its unfavorable business environment such as severe price competition, Hitachi exited from the unprofitable large-sized LCDs business conducted by a consolidated subsidiary, Hitachi Displays, Ltd. (“Hitachi Displays”), in the 1st quarter of fiscal 2006. Currently the large-sized LCD business for flat-panel TVs is conducted in an equity method affiliate called IPS Alpha Technology, Ltd. (“IPS Alpha”). Further, in December 2007, the Company entered into a comprehensive alliance with Matsushita Electric Industrial Co., Ltd., currently Panasonic Corporation (“Panasonic”), and Canon, Inc. (“Canon”), which anticipates the transfer of its LCD business to both Panasonic and Canon. Based on the alliance, in February 2008, Hitachi and Panasonic entered into an agreement relating to the future transfer of the large-sized LCD business for flat-panel TVs conducted by IPS Alpha to Panasonic. Further, in February 2008, Hitachi and Canon entered into an agreement relating to the future transfer of the small and medium-sized LCDs business conducted by Hitachi Displays to Canon. Hitachi plans to continue to engage in R&D of LCD panels after the transfer of its LCDs business.

In fiscal 2008, this segment accounted for 10% of total revenues before eliminations and recorded operating income of ¥27.3 billion.

Power & Industrial Systems

In this segment, Hitachi offers power plants, industrial machinery, automotive products, construction machinery, elevators, escalators, railway vehicles and other products and related services for power utilities and industry.

Power companies are the main customers of the power sector. In this sector, Hitachi must respond to customer demand for low-priced products with high added value. In addition, in recent years Hitachi has given high priority to environmental protection in its product design. Hitachi competes primarily with large corporations on a global market in this sector. Hitachi endeavors to expand its power systems business, particularly its nuclear power generation and highly efficient thermal power generation systems, in the overseas market. Hitachi recognizes that the key to succeeding in this business overseas includes local project management, in consideration of local business customs and labor relations. Since the orders the sector receives are generally for large items with long delivery periods, a portion of the purchase price from those orders is generally paid in advance to finance the production of the items.

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. The Company intends to vigorously defend itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that Hitachi will not be liable for any amount claimed. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information.”

The Company plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S., by utilizing the alliance with GE to improve and expand boiling water reactor technology offerings, and to benefit from synergy in the area of design, manufacturing, construction, maintenance and engineering services. Based on the alliance, in June 2007, the Company and GE established companies in the U.S. and Canada. In addition, the Company transferred its nuclear power systems operations to a newly created Japanese company in July 2007 by way of corporate split under the Companies Act and GE invested in the Japanese company. The Company owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company owns 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. These companies will construct and maintain nuclear power plants and provide related services. The Company expects that the nuclear power market will expand globally and believes that, by creating synergies with GE, this alliance will enable the Company to expand its nuclear power systems business throughout the world, utilizing GE’s design engineering of an advanced economic and simplified boiling water reactor, and both companies’ accumulated know-how and experience in the sales activities and the construction of nuclear power plants. See “A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization.”

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

In December 2006, the Company acquired a controlling interest in Clarion Co., Ltd. (“Clarion”), a company that manufactures and sells car audio systems, car navigation systems, etc., making it a consolidated subsidiary of the Company, through a tender offer. The Company is working to realize synergies from the transaction through Clarion’s capabilities to develop such products as audio-visual and navigation systems, and through Clarion’s capabilities to market aftermarket services.

Since the latter half of fiscal 2008, sales of automotive products have been severely adversely affected by the worldwide collapse in demand for automobiles. In response to the difficult conditions in this business, the Company separated its automotive systems business to form a new company in July 2009. Hitachi expects the new company, a wholly-owned subsidiary of the Company, to make faster decisions and operate more efficiently, innovating by combining automotive and electronics technologies. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Fiscal 2008 Compared with Fiscal 2007” for more information.

Hitachi optimizes its response to the needs and priorities of segment customers by strategically combining technologies from Hitachi’s diverse fields of operation, especially from technologies in the information systems and electronics field.

In fiscal 2008, this segment accounted for 29% of total revenues before eliminations and recorded operating income of ¥24.2 billion.

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

In this segment, Hitachi is facing intense price competition caused by increasing product commoditization both in the digital media products business and home appliances business. Especially in digital media products such as flat-panel TVs, price reductions have been significant because of domestic and overseas competitors and increasing commoditization of old products. In an attempt to improve the profitability of its flat-panel TV business, Hitachi has taken restructuring measures, including streamlining its sales network in both domestic and overseas markets and reducing production and fixed costs. In addition, Hitachi began sourcing glass panel components for flat-panel TVs, which were previously manufactured by Hitachi Plasma Display Limited, from Panasonic. Moreover, the Company separated its digital media products business, mainly consisting of flat-panel TVs and commercial-use LCD projectors, to form a new company in July 2009. Hitachi expects the new company, a wholly-owned subsidiary of the Company, to respond more quickly to market needs through collaborations with the Company’s subsidiary in charge of sales and after-sales services and with other external partners for product development. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Fiscal 2008 Compared with Fiscal 2007” for more information.

In fiscal 2008, this segment accounted for 11% of total revenues before eliminations and recorded an operating loss of ¥105.5 billion.

High Functional Materials & Components

This segment includes fabricated chemical and metal products supplied as parts or materials to downstream manufacturers of mainly electric and electronic products. For example, Hitachi Chemical Co., Ltd. manufactures products based on its resin technology and serves industrial markets including semiconductor, LCD and automobile markets. Hitachi Metals, Ltd. manufactures and sells magnetic and electronic materials and parts. They include specialty steels such as materials for mobile phones and automobile engine parts. Hitachi Cable, Ltd. manufactures and sells electronic materials and components for semiconductors and mobile phones as well as cable and wire products used for the transmission of power and telephone signals.

As more products in this segment become more closely dependent upon and driven by electronics technological capabilities, Hitachi’s strength in electronics technology is expected to provide Hitachi with an advantage in introducing new products. Since the portion of materials and components used for semiconductors, LCDs, mobile phones and other IT-related products has increased in recent years, business results in this segment have been significantly affected by the business climate of the IT industry.

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

In fiscal 2008, this segment accounted for 14% of total revenues before eliminations and recorded operating income of ¥27.7 billion.

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

In fiscal 2008, this segment accounted for 9% of total revenues before eliminations and recorded operating income of ¥23.0 billion.

Financial Services

This segment was originated to extend credit to purchasers of Hitachi products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization.

In fiscal 2008, this segment accounted for 4% of total revenues before eliminations and recorded operating income of ¥10.2 billion.

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

Seasonality

Hitachi’s revenues in the Information & Telecommunication Systems segment and the Power & Industrial Systems segment in the fourth quarter ending March 31 tend to be higher than those in other quarters due in part to the purchase customs of governmental agencies in Japan.

Sources of Supply

Hitachi purchases a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. In general, Hitachi is not dependent on any single source of supply for its raw materials, parts and components. In light of the fact that Japan produces very few of the raw materials Hitachi uses in its manufacturing processes, Hitachi monitors the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw materials, parts or components that are likely to materially affect Hitachi’s business. Prices of certain raw materials, parts and components, such as petroleum products, copper, aluminum and semiconductor memory chips, that Hitachi purchases are volatile. Recent increases in prices of petroleum and other materials, such as copper, steel and synthetic resins, are increasing Hitachi’s production costs, and may adversely affect its results of operations.

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

C. Organizational Structure

The table below shows major subsidiaries of the Company as of March 31, 2009. Ownership percentage of voting rights indicates voting rights owned by the Company and its subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights

Information & Telecommunication Systems
Hitachi Communication Technologies, Ltd.	Japan	100.0%
Hitachi Electronics Services Co., Ltd.	Japan	100.0
Hitachi Information & Control Solutions, Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	52.0
Hitachi Kokusai Electric Inc.	Japan	52.5
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Software Engineering Co., Ltd.	Japan	53.0
Hitachi Systems & Services, Ltd.	Japan	51.2
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Corporation	U.S.A.	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0
Hitachi Information & Telecommunication Systems Global Holding Corporation	U.S.A.	100.0

Electronic Devices
Hitachi Displays, Ltd.	Japan	50.2%
Hitachi High-Technologies Corporation	Japan	51.8
Hitachi Medical Corporation	Japan	63.2
Hitachi Display Device (Suzhou) Co., Ltd.	China	100.0

Power & Industrial Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Clarion Co., Ltd.	Japan	64.0
Hitachi Building Systems Co., Ltd.	Japan	100.0
Hitachi Construction Machinery Co., Ltd.	Japan	53.1
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi-GE Nuclear Energy, Ltd.	Japan	80.0
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Koki Co., Ltd.	Japan	51.3
Hitachi Mobile Co., Ltd.	Japan	100.0
Hitachi Plant Technologies, Ltd.	Japan	69.8
Hitachi Via Mechanics, Ltd.	Japan	100.0
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0
Hitachi Elevator (China) Co., Ltd.	China	70.0
Hitachi Power Europe GmbH	Germany	100.0

Digital Media & Consumer Products
Hitachi Appliances, Inc.	Japan	100.0%
Hitachi Maxell, Ltd.	Japan	53.6
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Plasma Display Limited	Japan	100.0
Hitachi Home Electronics (America), Inc.	U.S.A.	100.0
Shanghai Hitachi Household Appliances Co., Ltd.	China	95.0

High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.2%
Hitachi Chemical Co., Ltd.	Japan	51.4
Hitachi Metals, Ltd.	Japan	55.7

Logistics, Services & Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life, Ltd.	Japan	100.0
Hitachi Transport System, Ltd.	Japan	59.0
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Financial Services
Hitachi Capital Corporation	Japan	60.7%
Hitachi Insurance Services, Ltd.	Japan	100.0

Notes:

1.	Hitachi Communication Technologies, Ltd. was merged into the Company on July 1, 2009.

2.	Hitachi Mobile Co., Ltd. changed its name to Hitachi Auto Parts & Service Co., Ltd. on April 1, 2009.

D. Property, Plants and Equipment

Hitachi owns a significant portion of the land, plants, offices and other fixed assets necessary to conduct its business and a significant portion of Hitachi’s land, plants, offices and other fixed assets are located in Japan. Hitachi considers its properties to be well maintained and believes its plant capacity is adequate for its current needs and future plans. Certain of Hitachi’s properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans as of March 31, 2009 was ¥45,081 million.

The following table describes the name of the Company office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2009. Hitachi believes the following offices, divisions, groups, centers and subsidiaries comprise its major lines of business:

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
The Company:
Automotive Systems	Ibaraki, etc.	2,614	Automotive products
Information & Telecommunication Systems	Kanagawa, etc.	764	Software, mainframes
Thermal & Hydroelectric Systems Division, etc.	Ibaraki	3,809	Power generating equipment, turbines
Research & Development Group	Tokyo, etc.	832	—
Consumer Business Group	Kanagawa, etc.	992	Digital media related products
Sales Offices	Osaka, etc.	114	—
Urban Planning and Development Systems	Ibaraki	528	Elevators, escalators
Head Office	Tokyo	787	—
Transportation Systems Division	Yamaguchi	698	Railway vehicles

Subsidiaries:
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,096	Special steels
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki	5,534	Construction machinery
Hitachi Displays, Ltd.	Chiba	457	Liquid crystal displays
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki	962	Wires and cables
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	302	Magnetic recording media
Hitachinaka-Rinko Works, Hitachi Construction Machinery Co., Ltd.	Ibaraki	181	Construction machinery
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	165	—
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—
Yamasaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	675	Semiconductor related materials
Yamazaki Works, Hitachi Metals, Ltd.	Osaka	193	Magnetic appliances

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California, U.S.A., etc.	1,851	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,592	Automotive components

Notes:

1.	The Automotive Systems of the Company was separated to form Hitachi Automotive Systems, Ltd. on July 1, 2009.

2.	The Consumer Business Group of the Company was separated to form Hitachi Consumer Electronics Co., Ltd. on July 1, 2009.

For information on Hitachi’s plan for capital investment for fiscal 2009, see “A. History and Development of the Company” in this Item.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In fiscal 2008, the effects of the deepening global financial crisis, triggered by the collapse of a major investment bank in the U.S. in September 2008, have spread to the real economy, as evidenced by weak consumer spending and reduced capital investment, resulting in rapid economic deterioration in the U.S., Europe and elsewhere. China and other emerging countries also experienced a slowdown in economic growth, affected by the weak U.S. and European economies. The Japanese economy also deteriorated rapidly due to significant reduction in capital investment, stemming from worsening corporate earnings, as well as substantial decrease in demand, including export demand. Japan’s GDP declined by 3.3% in fiscal 2008, while it grew 2.3% in fiscal 2006 and 1.8% in fiscal 2007.

Hitachi conducts business in many foreign countries, and a portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi exports products and imports components and raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may affect Hitachi’s financial results, which are reported in Japanese yen. For example, a large portion of Hitachi’s manufacturing is done domestically, which means that a strong yen reduces Hitachi’s cost competitiveness. The Japanese yen on average weakened against the U.S. dollar during fiscal 2006, while during fiscal 2007 and fiscal 2008, the Japanese yen strengthened. Hitachi employs forward exchange contracts and cross currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when Hitachi believes it is appropriate, it seeks to manufacture outside Japan and procure materials and parts locally. Hitachi generally seeks to finance foreign currency investments with available foreign currency balances. When foreign currency balances are insufficient, Hitachi may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations on such investments. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

Business Strategy

The business circumstances surrounding Hitachi have become increasingly challenging. Some of its businesses are in stagnant industries. In addition, the globalization of markets and the commoditization of electronic products are continuing to intensify price competition in the business sectors in which Hitachi competes.

In order to establish a stable and profitable business structure, Hitachi is working to realign its business portfolio by exiting some businesses that share fewer synergies with targeted businesses or have poor prospects for higher efficiency, by increasing its focus on targeted businesses and by creating new businesses to achieve increased profitability. Hitachi expects to combine its information and telecommunication technologies and its social infrastructure building technologies in order to strengthen existing businesses and develop emerging businesses, such as systems for efficiently managing and supplying energy. Hitachi also aims to expand its environment-related businesses, which are nuclear power generation and highly efficient thermal power generation systems; railway systems, automotive systems and logistics solutions that lower environmental impact; and eco-conscious data centers. Hitachi is allocating its business resources to strong businesses and is also implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving turnover of assets. In an effort to improve its profitability, Hitachi aims to reduce fixed costs through reorganization of its operations and production bases and through reduction in the size of its workforce. Hitachi also expects to continue to improve cash-flow management by increasing the efficiency of working capital use, by making selective investments and by further reducing procurement costs.

Hitachi is entering into alliances with important domestic and overseas business partners in order to improve its profitability and to develop new business areas through exploiting synergies between these partners and Hitachi group companies. In addition, Hitachi aims to strengthen its global business, particularly in the markets with expanding demand for social infrastructure systems such as power generation systems and transportation systems, through initiatives, such as entering into alliances with local business partners, employing staff familiar with local situations, and reinforcing risk management.

Business Reorganization

In October 2006, in order to strengthen Hitachi’s car information systems business, the Company conducted a tender offer for shares of Clarion, a company that manufactures and sells car audio systems and car navigation systems. Clarion became a consolidated subsidiary of the Company in December 2006. The Company is working to realize synergies from the transaction through Clarion’s capabilities to develop such products as audio-visual and navigation systems, and through Clarion’s capabilities to market aftermarket services.

In November 2006, the Company entered into a letter of intent with GE, which expressed the intent of both parties to create a global alliance for their nuclear businesses. This alliance was intended to improve and expand Hitachi’s and GE’s boiling water reactor technology offerings, as well as to achieve synergy in the areas of design, manufacture, construction, maintenance and engineering services. Subsequently, in order to implement the alliance, the Company entered into an agreement with GE in May 2007 to form companies in each of the U.S., Canada and Japan. The U.S. and Canadian companies were established in June 2007. In July 2007, the Company transferred its nuclear power systems operations to a newly created Japanese company, by way of corporate split under the Companies Act of Japan, and GE invested in the Japanese company. Hitachi owns 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and the Company owns 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. Hitachi seeks through these transactions to strengthen its competitiveness in the global market and to increase market share and profitability in the future through synergy with GE. Hitachi plans to strengthen and expand its nuclear power systems business throughout the world, including the U.S., through the alliance with GE. In particular, these plans include jointly designing both an advanced boiling water reactor and a next-generation, economic and simplified boiling water reactor. These plans also include leveraging both companies’ accumulated know-how and experience in the sales activities and the construction of nuclear power plants.

In December 2007, the Company entered into a comprehensive alliance with Panasonic and Canon. Pursuant to this alliance, Hitachi’s large-size LCD business and small- and medium-sized LCD business will be transferred to Panasonic and Canon, respectively. In February 2008, Hitachi and Panasonic entered into an agreement regarding the future transfer of Hitachi’s business, conducted by IPS Alpha, for manufacturing large-sized LCDs for flat-panel TVs to Panasonic. Also in February 2008, Hitachi and Canon entered into an agreement regarding the future transfer of Hitachi Displays’ business for manufacturing small- and medium-sized LCDs to Canon. Hitachi plans to continue research and development of LCD panels after the transfer of its LCD businesses.

In January 2009, the Company conducted a tender offer for shares of Hitachi Kokusai Electric, an equity method affiliate that manufactures and sells wireless communications systems, broadcasting and video systems and semiconductor manufacturing equipment. Hitachi Kokusai Electric then became a consolidated subsidiary of the Company in March 2009. The Company seeks to realize synergies from the transaction through Hitachi Kokusai Electric’s expertise in digital wireless communication technologies, video processing technologies and the broadcasting systems business. The Company plans to use this expertise in order to strengthen its businesses in such areas as information networks, transportation systems, and urban development systems.

In January 2009, the Company conducted a tender offer for shares of Hitachi Koki, an equity method affiliate that manufactures and sells power tools. Hitachi Koki then became a consolidated subsidiary of the Company in March 2009. The conversion of Hitachi Koki into a consolidated subsidiary is intended to expand Hitachi Koki’s business on a global scale and to foster collaboration in such areas as research and development for lithium-ion battery-operated products, a strategic product for Hitachi Koki.

In response to the harsh business environment, the Company separated its automotive systems business to form a new wholly-owned subsidiary on July 1, 2009 in order to facilitate business restructuring, such as improvement of operating efficiency. See “Fiscal 2008 Compared with Fiscal 2007” in this Item for additional information.

During fiscal 2008, the Company decided to shift from producing glass panel components for plasma TVs at the Company’s subsidiary to procuring such components from Panasonic. In addition, the Company separated its digital media products business, including flat-panel TVs, to form a new wholly-owned subsidiary on July 1, 2009 in order to strengthen the marketing capability of this business. See “Fiscal 2008 Compared with Fiscal 2007” in this Item for additional information.

Hitachi is responding to the challenging economic circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic distribution of its manufacturing facilities. However, Hitachi’s ability to close or sell unprofitable businesses may be limited for reasons such as a lack of demand in the M&A market for poorly performing businesses and the importance of preserving customer goodwill.

Note to Analysis of Revenues and Operating Income (Loss)

The industry segments described below, in the analysis of revenues and operating income (loss) by industry and geographic segment and in the description of restructuring measures by industry segment, are presented in accordance with a ministerial ordinance of the Financial Instruments and Exchange Law of Japan. Pursuant to an SEC exemption presently available to foreign private issuers, Hitachi does not present segment information in accordance with the requirements of SFAS No. 131. However, Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations. Revenues by segment include intersegment transactions which Hitachi makes adjustments for in calculating total revenues. Operating income (loss) is not presented in the consolidated statement of operations. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. However, under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, and impairment losses for long-lived assets are included as part of operating income (loss). See notes 17, 18 and 19 to Hitachi’s consolidated financial statements.

Fiscal 2008 Compared with Fiscal 2007

Summary

	Fiscal 2007	Fiscal 2008	Percent change
	(Millions of yen, except percentage data)
Total revenues	11,226,735	10,000,369	-11%
Operating income	345,516	127,146	-63%
Income (loss) before income taxes and minority interests	324,782	(289,871)	—%
Income (loss) before minority interests	52,619	(795,120)	—%
Net loss	(58,125)	(787,337)	—%

Hitachi’s total revenues decreased appreciably compared with the preceding fiscal year. Operating income declined significantly due to considerable decreases in revenues in the Power & Industrial Systems segment and the High Functional Materials & Components segment. Hitachi recorded a significant loss before income taxes and minority interests due to the drastic decline in operating income, as well as large losses due to impairment of long-lived assets, posting equity in net loss of affiliated companies, write-downs of securities, foreign exchange losses and restructuring charges. Net loss significantly increased compared with the preceding fiscal year due to the loss before income taxes and minority interests as well as a sizable increase in the valuation allowance for deferred tax assets. See “Analysis of Statement of Operations”, “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

Analysis of Statement of Operations

Hitachi’s total revenues in fiscal 2008 were ¥10,000.3 billion, a decrease of 11% from the preceding fiscal year due to decreases in revenues in all industry segments, but primarily in the Power & Industrial Systems segment, the Digital Media & Consumer Products segment and the High Functional Materials & Components segment. Such revenue decreases were primarily associated with the plunge in demand for automobiles, semiconductors and industrial equipment caused by the worldwide economic deterioration during the second half of fiscal 2008. Overseas revenues declined 13% compared with the preceding fiscal year to ¥4,138.9 billion. This decline, primarily due to a decrease in revenues in automobile-related equipment, materials and components, as well as construction machinery, was caused by the worldwide economic deterioration during the second half of fiscal 2008. The strengthening of the yen also reduced revenues from overseas.

Hitachi’s cost of sales decreased 11%, to ¥7,816.1 billion, in fiscal 2008 compared with the preceding fiscal year. The ratio of cost of sales to total revenues was 78%, which was flat with the preceding fiscal year. The stability of this ratio reflects the results of cost-reduction efforts, which offset the effect of increases in raw material prices.

Selling, general and administrative expenses decreased 2%, to ¥2,057.0 billion, in fiscal 2008 compared with the preceding fiscal year. The ratio of selling, general and administrative expenses to total revenues increased 2% to 21% mainly due to the significant decrease in revenues.

Operating income fell 63%, to ¥127.1 billion, in fiscal 2008 compared with the preceding fiscal year. Although operating income increased in the Information & Telecommunication Systems segment, this positive contribution was overshadowed by the effects of a sharp profit decline in the Power & Industrial Systems segment and the High Functional Materials & Components segment, brought about by the significant decrease in revenues.

In fiscal 2008, Hitachi recorded impairment losses on long-lived assets in the amount of ¥128.4 billion, an increase of ¥40.8 billion from the preceding fiscal year.

The Digital Media & Consumer Products segment recorded an impairment loss of ¥57.9 billion mainly in connection with the impairment of plasma display panel production facilities. The investment in these production facilities is expected to be irrecoverable as a result of the decision to shift from producing glass panel components for plasma TVs at the Company’s subsidiary to procuring such components from outside Hitachi. The decision to make this shift was due to intensified competition, which resulted in falling unit prices of plasma TVs, and due to a lower-than-projected unit sales volume. The impairment loss also includes impairment of the value of patents related to plasma display panel technology. Expected future royalty income from these patents has been revised downward, and a portion of the investment in these patents is expected to be irrecoverable. This segment also recorded impairment losses on production facilities for components of digital media-related products at domestic subsidiaries. This impairment is due to diminished productivity caused by low demand, and a portion of the investment in these production facilities is expected to be irrecoverable. The Power & Industrial Systems segment recorded an impairment loss of ¥32.9 billion, mainly on production facilities for automotive equipment. This impairment was due to decreased profitability in the automotive systems business, caused by a plunge in demand corresponding to sluggish automobile sales worldwide, and a portion of the investment in these production facilities is expected to be irrecoverable. The Information & Telecommunication Systems segment recorded an impairment loss of ¥21.1 billion. The impairment loss includes impairment of production facilities for large-scale integrated circuits. This impairment is due to decreased profitability caused by low demand in the semiconductor-related industry, and a portion of the investment in these production facilities is expected to be irrecoverable. The impairment loss also includes software used in the outsourcing business for domestic local financial institutions due to decreased profitability mainly because of restrained IT investment by the financial institutions. The investment in the software is expected to be irrecoverable. In addition, the impairment loss includes impairment of real estate of a U.S. subsidiary due to a plunge in the estimated sales prices of assets scheduled to be sold due to the deteriorating real estate market. The High Functional Materials & Components segment recorded an impairment loss of ¥12.8 billion mainly in connection with the impairment of production facilities for semiconductor-related and automotive-related products. This impairment is due to decreased profitability in these products caused by a plunge in demand in the automobile and semiconductor industries, and a portion of the investment in these production facilities is expected to be irrecoverable. These losses were determined primarily based on discounted future cash flows.

In fiscal 2008, Hitachi recorded restructuring charges of ¥22.9 billion, an increase of ¥4.8 billion from the preceding fiscal year, consisting primarily of the restructuring charges in the Power & Industrial Systems segment, the High Functional Materials & Components segment and the Digital Media & Consumer Products segment. See “Restructuring” in this Item.

Interest income decreased ¥12.3 billion, to ¥19.1 billion, in fiscal 2008 compared with the preceding fiscal year mainly due to declines in interest rates. Dividend income increased ¥2.5 billion, to ¥8.5 billion, in fiscal 2008 compared with the preceding fiscal year. In fiscal 2008, gains on sales of stock by subsidiaries or affiliated companies amounted to ¥0.3 billion, and other income amounted to ¥5.2 billion, consisting mainly of a gain on Hitachi’s sale of its mobile communications equipment sales business.

Interest charges decreased ¥8.6 billion, to ¥33.8 billion, in fiscal 2008 compared with the preceding fiscal year, primarily due to the effect of lower interest rates.

In fiscal 2008, earnings of equity method affiliated companies declined ¥184.7 billion compared with the preceding fiscal year, resulting in a loss of ¥162.2 billion. This decline was mainly due to losses at affiliates engaged in the semiconductor business, which reflected a decrease in semiconductor demand as worldwide sales of automobiles and mobile phones declined due to the economic downturn, as well as losses at affiliates engaged in the large-sized TV LCD business, which reflected a decline in unit prices.

Other deductions increased ¥65.2 billion, to ¥102.9 billion, in fiscal 2008 compared with the preceding fiscal year. Gains on securities declined ¥124.2 billion compared with the preceding fiscal year, resulting in a loss on securities of ¥44.0 billion. The decline was due to market price declines in the worldwide stock markets, mainly in Japan, resulting in write-downs of securities, as well as the absence of the substantial gain on sales of securities which had been recorded during the preceding fiscal year. Foreign exchange loss increased ¥8.8 billion, to ¥37.2 billion, in fiscal 2008 compared with the preceding fiscal year, due primarily to the strengthening of the yen against the U.S. dollar and the euro. Net loss on sale and disposal of rental assets and other property, plant and equipment increased ¥13.0 billion, to ¥21.2 billion, in fiscal 2008 compared with the preceding fiscal year.

As a result of the foregoing, income before income taxes and minority interests decreased ¥614.6 billion, resulting in a loss before income taxes and minority interests of ¥289.8 billion in fiscal 2008 compared with the preceding fiscal year.

Income taxes increased ¥233.0 billion, to ¥505.2 billion, in fiscal 2008 compared with the preceding fiscal year, due primarily to recognition of an additional valuation allowance for deferred tax assets following a reassessment of whether the deferred tax assets could be realized. Hitachi concluded that it was not more likely than not that the deferred tax assets would be realized upon a determination that a significant recovery of Hitachi’s profitability would be unlikely, given the seriousness of the worldwide economic deterioration and the unlikelihood that the operating environment for Hitachi’s major businesses, such as automobile equipment and digital media equipment, would quickly recover, even after fiscal 2008.

As a result, income before minority interests decreased ¥847.7 billion compared with the preceding fiscal year, to a loss of ¥795.1 billion in fiscal 2008.

For minority interests in fiscal 2008, a loss of ¥7.7 billion was recorded compared with profit of ¥110.7 billion for the preceding fiscal year, primarily due to the overall deterioration in business results at the Company’s publicly-held subsidiaries such as Hitachi Cable, Ltd. and Hitachi Maxell, Ltd., both of which recorded a net loss for fiscal 2008.

As a result of the foregoing, net loss increased ¥729.2 billion, to ¥787.3 billion, in fiscal 2008 compared with the preceding fiscal year.

Operations by Industry Segment

	Revenues			Operating income (loss)
	Fiscal 2007	Fiscal 2008	Percent change	Fiscal 2007	Fiscal 2008	Percent change
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	2,761,137	2,594,450	-6%	116,105	176,629	+52%
Electronic Devices	1,293,517	1,151,066	-11%	54,046	27,322	-49%
Power & Industrial Systems	3,568,151	3,310,544	-7%	138,455	24,245	-82%
Digital Media & Consumer Products	1,504,692	1,261,501	-16%	(109,914)	(105,563)	—%
High Functional Materials & Components	1,875,018	1,556,886	-17%	141,007	27,777	-80%
Logistics, Services & Others	1,271,465	1,089,971	-14%	27,870	23,063	-17%
Financial Services	445,400	412,040	-7%	25,481	10,210	-60%
Subtotal	12,719,380	11,376,458	-11%	393,050	183,683	-53%
Eliminations and Corporate Items	(1,492,645)	(1,376,089)	—%	(47,534)	(56,537)	—%

Total	11,226,735	10,000,369	-11%	345,516	127,146	-63%

Information & Telecommunication Systems

Revenues decreased 6% to ¥2,594.4 billion in fiscal 2008 compared with the preceding fiscal year primarily due to decreases in services business sales and in hardware sales.

Revenues in the services business decreased 2% to ¥1,112.7 billion. Major factors included a halt to the increase in sales of system integration services, with domestic financial institutions mostly having finished their current IT upgrade cycle and the impact of customers’ refraining from IT-related investments during the second half due to the worsening economy. Although HDD shipment volume increased 2% to approximately 91.2 million units, revenues decreased 12% to ¥573.3 billion due primarily to yen appreciation. U.S. dollar-denominated revenues in the HDD business were almost the same year on year. Although the shipment volume of 3.5-inch HDD models for desktop PCs decreased because of sluggish demand, demand for laptop computers progressed favorably during the first half, resulting in an increase in the shipment volume of the mainstay 2.5-inch models.

Operating income increased 52% to ¥176.6 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to an increase in profitability of the services business and a significant improvement in the profitability of the HDD business.

In the services business, operating income increased as a result of efforts to control order receipts that emphasize profitability and to achieve profitability via thorough follow-up and cost management during the design and development processes in system integration. The operating loss for HDDs of ¥34.1 billion in the preceding fiscal year improved to operating income of ¥21.4 billion in fiscal 2008 due to an increase in sales of new high-capacity products with higher profitability and the effects of shortening the time between development and mass production and cost-reduction measures, such as integration of the production facilities and reduction in fixed costs and the purchase costs of raw materials.

Electronic Devices

Revenues decreased 11% to ¥1,151.0 billion in fiscal 2008 compared with the preceding fiscal year.

At Hitachi High-Technologies Corporation, revenues in fiscal 2008 were less than in the preceding fiscal year. In the U.S. and European markets, supported by solid demand for integrated clinical biochemistry and immunochemistry analyzers, products for highly efficient and high-quality tests progressed favorably, resulting in an increase in revenues from clinical analyzers. However, revenues from semiconductor manufacturing equipment and LCD-related manufacturing equipment decreased, as semiconductor manufacturers and LCD manufacturers reduced capital investments due to deterioration in these markets.

Revenues declined in the display business that mainly produces small and medium-sized LCDs. Sales of small and medium-sized LCDs progressed during the first half to meet demand for the use of high-definition LCD panels in devices such as mobile phones and digital still cameras. However, demand for LCDs as a whole plunged in the second half as the economic downturn caused a sudden decrease in consumer demand, and overall sales decreased.

Operating income decreased 49% to ¥27.3 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to a decrease in profit at Hitachi High-Technologies Corporation mainly as a result of the decrease in sales of semiconductor manufacturing equipment.

Power & Industrial Systems

Revenues decreased 7% to ¥3,310.5 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to decreases in revenues of the automotive systems business and at Hitachi Construction Machinery Co., Ltd., despite an increase in revenues of the power systems business.

Revenues in the power systems business increased primarily due to posting of sales of nuclear power plants in Japan and coal-fired thermal power plants in Germany and Canada. In the automotive systems business, sales of automotive equipment decreased significantly due to the sharp reduction in demand for automotive equipment as automobile manufacturers drastically decreased production against the backdrop of sluggish global automobile sales, particularly in the second half of fiscal 2008. Revenues of Hitachi Construction Machinery Co., Ltd., declined as a result of decreased worldwide demand, primarily in Europe, the U.S. and Japan, for construction machinery, mainly due to reduced housing investment as credit tightened and reduced capital investments in the private sector.

Operating income decreased 82% to ¥24.2 billion in fiscal 2008 compared with the preceding fiscal year. This decline was primarily attributable to the recording of a loss by the automotive systems business and a considerable profit decline by Hitachi Construction Machinery Co., Ltd. mainly resulted from a significant decrease in sales, despite the improved profitability of the power systems business due to an increase in sales.

As discussed above, the profitability of the automotive systems business worsened due to a significant decline in sales. To cope with the harsh business environment, the Company separated its automotive systems business to form a new company on July 1, 2009. The new company, a wholly-owned subsidiary of the Company, is expected to facilitate business restructuring to improve profitability, with measures such as: faster decision making, improvement of operating efficiency (through reorganization and consolidation of production bases, as well as appropriate reduction in the size of the workforce) and further concentration of management resources on priority businesses such as environmental and safety-conscious systems for installation in automobiles.

Digital Media & Consumer Products

Revenues decreased 16% to ¥1,261.5 billion in fiscal 2008. Revenues of flat-panel TVs declined mainly due to the decreased sales volume of plasma TVs to 650 thousand units in fiscal 2008 compared with 850 thousand units in the preceding fiscal year, owing to the reduction of overseas sales channels for consumers, and price reductions. Sales of digital media-related products for PCs, such as optical disc drives, decreased, affected by the rapid decline in demand for PCs due to the economic downturn since the second half of fiscal 2008. Sales of room air conditioners decreased due to a decrease in sales in Europe and China owing to the adverse effect of the recession, despite an increase in sales in Japan due to favorable sales of high-end models.

The segment posted an operating loss of ¥105.5 billion in fiscal 2008, though the loss improved ¥4.3 billion from the preceding fiscal year. This loss was mainly attributable to the posting of an operating loss in the flat-panel TV business, due to such factors as the continued price reductions in the mainstay market of Japan, the lower-than-projected sales volume of high-end models and the recording of expenses related to the write-off of inventories in connection with restructuring measures in Japan, partially offset by the effects of the reduction of overseas sales channels.

The flat-panel TV business experienced intensified price competition and the growth in demand slowed pace due to the global economic deterioration during fiscal 2008. In such a harsh business environment, Hitachi has sought to improve profitability for flat-panel TVs by switching to external procurement sources for the glass panel components for plasma TVs, by reducing fixed costs through a reduction in the size of the workforce and other production costs, and by reducing domestic and overseas sales channels for consumers. In addition, the Company separated its digital media products business, including flat-panel TVs, to form a new company on July 1, 2009. The new company, a wholly-owned subsidiary of the Company, is expected to strengthen its marketing capability, allowing it to flexibly provide products that meet market needs through collaborations with the Company’s consolidated subsidiary in charge of sales and after-sales services.

High Functional Materials & Components

Revenues decreased 17% to ¥1,556.8 billion in fiscal 2008 compared with the preceding fiscal year. This decline was primarily due to decreases in sales of semiconductor-related materials and automotive-related materials and components. These sales decreased following a sharp decline in demand for automobiles and semiconductors as the global recession deepened in the second half of fiscal 2008.

Revenues from Hitachi Chemical Co., Ltd. declined compared with the preceding fiscal year primarily due to a decrease in sales of semiconductor-related materials and automotive-related products. Additionally, sales decreased because the household and environmental equipment business was sold to a third party in January 2008. Revenues from Hitachi Metals, Ltd. declined primarily due to decreases in sales of metallic products and magnetic materials for automobiles and IT-related electronics components. Revenues from Hitachi Cable, Ltd. declined primarily due to decreases in sales of wires and cables, as sale prices followed declining copper prices, and decreases in sales of automotive-related components and compound semiconductors resulting from decreased demand for automobiles and semiconductors. However, these decreases were partially offset by an increase in sales of fiber-optic submarine cables for telecommunication lines due to rising demand for data communication worldwide.

Operating income decreased 80% to ¥27.7 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to significant decreases in sales of automotive-related materials and components and semiconductor-related materials, as well as a valuation loss at Hitachi Cable, Ltd. for inventories owing to a decline in copper prices.

Logistics, Services & Others

Revenues declined 14% to ¥1,089.9 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to decreases at sales subsidiaries overseas. The decrease at sales subsidiaries was due to a decrease in sales of digital media-related products, affected by the decline in demand resulting from the worsened regional economies in Europe and the United States, as well as strengthening of the yen against the euro and the U.S. dollar, though sales of logistics outsourcing services increased due to new projects in domestic markets.

Operating income decreased 17% to ¥23.0 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to profit declines following sales declines at sales subsidiaries overseas.

Financial Services

Revenues decreased 7% to ¥412.0 billion and operating income fell 60% to ¥10.2 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to a decline in the transaction volume in the leasing of industrial equipment, as private-sector capital investments decreased due to the economic downturn, and the recording of a loss in connection with the sale of Hitachi’s gift card business.

Operations by Geographic Segment

	Revenues			Operating income (loss)
	Fiscal 2007	Fiscal 2008	Percent change	Fiscal 2007	Fiscal 2008	Percent change
	(Millions of yen, except percentage data)
Japan	8,896,259	7,985,652	-10%	299,632	74,370	-75%
Asia	2,409,319	2,134,137	-11%	33,020	76,742	+132%
North America	1,086,108	973,425	-10%	23,087	7,182	-69%
Europe	886,838	789,980	-11%	21,575	(17,129)	—%
Other Areas	269,522	192,305	-29%	13,394	9,434	-30%
Subtotal	13,548,046	12,075,499	-11%	390,708	150,599	-61%
Eliminations and Corporate Items	(2,321,311)	(2,075,130)	—%	(45,192)	(23,453)	—%

Total	11,226,735	10,000,369	-11%	345,516	127,146	-63%

Japan

Revenues decreased 10% to ¥7,985.6 billion in fiscal 2008 compared with the preceding fiscal year. This decrease was primarily due to decreasing sales of automotive-related equipment, materials and components, construction machinery and products in the IT field, such as semiconductor manufacturing equipment. These sales decreased as a result of the rapid fall in demand for automobiles, semiconductors and industrial machinery and equipment, due to the effect of rapid economic deterioration in the second half of fiscal 2008.

Operating income fell 75% to ¥74.3 billion in fiscal 2008 compared with the preceding fiscal year. This decrease was attributable to significant decreases in sales of automotive-related equipment, materials and components, construction machinery and semiconductor manufacturing equipment.

Asia

Revenues decreased 11% to ¥2,134.1 billion in fiscal 2008 compared with the preceding fiscal year. This decline was primarily due to decreasing sales caused by decreased demand for digital media-related products, such as optical disk drives; construction machinery; and high functional materials and components.

Operating income increased 132% to ¥76.7 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to a considerable improvement in the profitability of HDDs as a favorable result of restructuring measures, partially offset by the decreased profitability of construction machinery as sales decreased.

North America

Revenues decreased 10% to ¥973.4 billion in fiscal 2008 compared with the preceding fiscal year. This decline was primarily attributable to: decreased sales of construction machinery caused by the effect of decreased housing construction in the United States; decreased sales of automotive-related equipment, materials and components caused by decreased production by automobile manufacturers; and decreased sales of flat-panel TVs caused by the reduction of sales channels.

Operating income decreased 69% to ¥7.1 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to decreasing sales of construction machinery and automotive-related equipment, materials and components.

Europe

Revenues decreased 11% to ¥789.9 billion in fiscal 2008 compared with the preceding fiscal year primarily due to decreases in sales of construction machinery and automotive equipment owing to decreased demand resulting from the economic setback, despite an increase in revenues of coal-fired thermal power plant business primarily in Germany.

A profit decline of ¥38.7 billion, compared with the preceding fiscal year, led to an operating loss of ¥17.1 billion. This decline was primarily attributable to decreases in the profitability of construction machinery and automotive equipment caused by a decrease in sales and the recording of additional expense to overcome delayed schedules at coal-fired thermal power plant projects.

Other Areas

Revenues decreased 29% to ¥192.3 billion and operating income decreased 30% to ¥9.4 billion in fiscal 2008 compared with the preceding fiscal year, primarily due to a decrease in sales of mineral mining machinery in Australia and South Africa, as demand decreased for the development of natural resources.

Fiscal 2007 Compared with Fiscal 2006

Summary

	Fiscal 2006	Fiscal 2007	Percent change
	(Millions of yen, except percentage data)
Total revenues	10,247,903	11,226,735	+10%
Operating income	182,512	345,516	+89%
Income before income taxes and minority interests	202,338	324,782	+61%
Income before minority interests	39,524	52,619	+33%
Net loss	(32,799)	(58,125)	—%

Hitachi’s total revenues increased compared to the preceding fiscal year. Operating income significantly improved due to increases in operating income in most industry segments, particularly in the Power & Industrial Systems segment and the Information & Telecommunication Systems segment, partially offset by an increase in an operating loss in the Digital Media & Consumer Products segment. Income before income taxes and minority interests also increased due to an increase in operating income and an increase in net gain on sale of securities, partially offset by an increase in impairment of long-lived assets and an increase in restructuring charges. However, as a result of a significant increase in income taxes due primarily to an increase in the valuation allowance for deferred tax assets and an increase in minority interests due to the overall good performance of publicly-held subsidiaries, net loss increased compared to the preceding fiscal year. See “Analysis of Statement of Operations”, “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

Analysis of Statement of Operations

Hitachi’s total revenues in fiscal 2007 were ¥11,226.7 billion, an increase of 10% from the preceding fiscal year due to increases in revenues in most industry segments particularly in the Power & Industrial Systems segment and the Information & Telecommunication Systems segment, partially offset by a decrease in revenues of the Financial Services segment. See “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion. Overseas revenues increased 14% over the same period, to ¥4,742.2 billion, or 42% of total revenues. This was due primarily to overall revenue increases in Asia, particularly increases in sales of construction machinery and HDDs, and an increase in sales of construction machinery and posting sales of a coal-fired thermal power plant in Europe.

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

Operating income, total revenues less cost of sales and selling, general and administrative expenses, increased 89%, to ¥345.5 billion, in fiscal 2007 compared to the preceding fiscal year due to an increase in most industry segments, particularly significant improvement in the Power & Industrial Systems segment and the Information & Telecommunication Systems segment, partially offset by a significant increase in operating loss in the Digital Media & Consumer Products segment. See “Operations by Industry Segment” and “Operations by Geographic Segment” below for more detailed discussion.

In fiscal 2007, Hitachi recorded impairment losses for long-lived assets in the amount of ¥87.5 billion, an increase of ¥77.6 billion from the preceding fiscal year.

The Digital Media & Consumer Products segment recorded an impairment loss of ¥68.7 billion. This impairment loss was recognized mainly in connection with an impairment of plasma display panel production facilities due to a decline of their profitability and the amounts invested in such production facilities are expected to be irrecoverable. Such profitability decline resulted from intensified market competition followed by falling unit prices of plasma TVs, a larger decrease in sales volume in units than expected and restructured overseas sales activities as part of a re-evaluation of geographical strategies in response to this decrease in sales. In addition, the impairment loss also includes impairment of the value of patents in connection with plasma display panel technology, for which the future royalty income is expected to decrease more than expected and the amounts invested in such patents are expected to be irrecoverable. The Power & Industrial Systems segment recorded an impairment loss of ¥9.2 billion. This impairment loss was recognized mainly in connection with an impairment of power generation facilities for electrical power sales business due to decline of profitability of such business that resulted from increased fuel prices and the amounts invested in such facilities are expected to be irrecoverable. The High Functional Materials & Components segment recorded an impairment loss of ¥7.1 billion. This impairment loss was recognized mainly in connection with an impairment of the production facilities of chip-on-film products for use in LCD drivers that resulted from falling prices of such products due to oversupply following a decrease in demand for LCD panels and the amounts invested in such facilities are expected to be irrecoverable. These losses were determined based primarily on discounted future cash flows.

In fiscal 2007, Hitachi recorded restructuring charges of ¥18.1 billion, an increase of ¥14.1 billion from the preceding fiscal year, associated primarily with the restructuring measures in the Information & Telecommunication Systems segment, the Digital Media & Consumer Products segment and the Power & Industrial Systems segment. See “Restructuring” in this Item.

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

Income taxes in relation to income before income taxes and minority interests in fiscal 2007 increased ¥109.3 billion, to ¥272.1 billion, in fiscal 2007 compared to the preceding fiscal year, which resulted in the effective tax rate of 84% in fiscal 2007 compared to 80% in the preceding fiscal year. This was due primarily to a ¥62.0 billion increase in the valuation allowance for deferred tax assets of the Company related to Japanese local taxes following re-assessment of the realizability of deferred tax assets in line with lower earnings in the flat-panel TV business. Further, certain overseas subsidiaries were not able to record a deferred tax benefit for their losses.

As a result, income before minority interests increased 33%, to ¥52.6 billion, in fiscal 2007 compared to the preceding fiscal year.

Minority interests increased 53%, to ¥110.7 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to firm business results of publicly-held subsidiaries such as Hitachi Construction Machinery Co., Ltd., publicly-held subsidiaries in the High Functional Materials & Components segment and Hitachi High-Technologies Corporation.

As a result of the foregoing, Hitachi’s net loss increased ¥25.3 billion, to ¥58.1 billion, in fiscal 2007 compared to the preceding fiscal year.

Operations by Industry Segment

	Revenues			Operating income (loss)
	Fiscal 2006	Fiscal 2007	Percent change	Fiscal 2006	Fiscal 2007	Percent change
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	2,472,227	2,761,137	+12%	60,343	116,105	+92%
Electronic Devices	1,287,492	1,293,517	+0%	45,755	54,046	+18%
Power & Industrial Systems	3,022,299	3,568,151	+18%	36,391	138,455	+280%
Digital Media & Consumer Products	1,506,073	1,504,692	-0%	(58,435)	(109,914)	—%
High Functional Materials & Components	1,794,506	1,875,018	+4%	132,399	141,007	+7%
Logistics, Services & Others	1,213,529	1,271,465	+5%	20,233	27,870	+38%
Financial Services	500,065	445,400	-11%	23,534	25,481	+8%
Subtotal	11,796,191	12,719,380	+8%	260,220	393,050	+51%
Eliminations and Corporate Items	(1,548,288)	(1,492,645)	—%	(77,708)	(47,534)	—%

Total	10,247,903	11,226,735	+10%	182,512	345,516	+89%

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

In Hitachi High-Technologies Corporation, revenues were almost the same as in the preceding fiscal year. Sales of clinical analyzers increased through intensive sales efforts of new models of integrated clinical chemistry and immunochemistry analyzers due to solid demand in the U.S. and European markets. Sales of semiconductor manufacturing equipment also increased due to solid demand in overseas markets. These increases were offset by a decrease in sales of semiconductor devices, functional components and printer-related components due to a reduction in production volume of certain clients and a decrease in sales of optical components for LCD projectors due to a contraction of the rear projection TV market.

In displays business, revenues were almost the same as in the preceding fiscal year. Revenues of large-sized TV LCDs decreased due to Hitachi’s policy of focusing on small and medium-sized LCDs and exiting from the large-sized TV LCDs business conducted by Hitachi Displays, a subsidiary of the Company. Sales of large-sized LCDs for PCs and sales of projection tubes decreased following downsizing as part of Hitachi’s business strategy. These decreases were offset by an increase in sales of small and medium-sized LCDs for devices like mobile phones and digital still cameras due to increased demand for high grade LCD panels in these products.

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

Digital Media & Consumer Products

Revenues amounted to ¥1,504.6 billion in fiscal 2007, almost the same as the preceding fiscal year. Sales of projection TVs significantly decreased due to downsizing of such business and shifting focus to flat-panel TV business. The sales volume of plasma TVs increased to 850 thousand units in fiscal 2007 compared to 770 thousand units in the preceding fiscal year while revenues decreased due to price reductions mainly in old models. These factors were partially offset by an increase in sales of room air conditioners in Europe, China and India and an increase in sales of air-conditioning equipment for enterprises in Japan, Europe and China.

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

Operations by Geographic Segment

	Revenues			Operating income (loss)
	Fiscal 2006	Fiscal 2007	Percent change	Fiscal 2006	Fiscal 2007	Percent change
	(Millions of yen, except percentage data)
Japan	8,284,229	8,896,259	+7%	212,316	299,632	+41%
Asia	2,020,757	2,409,319	+19%	(3,664)	33,020	—%
North America	1,071,010	1,086,108	+1%	25,310	23,087	-9%
Europe	682,808	886,838	+30%	23,312	21,575	-7%
Other Areas	173,295	269,522	+56%	8,647	13,394	+55%
Subtotal	12,232,099	13,548,046	+11%	265,921	390,708	+47%
Eliminations and Corporate Items	(1,984,196)	(2,321,311)	—%	(83,409)	(45,192)	—%

Total	10,247,903	11,226,735	+10%	182,512	345,516	+89%

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

Operating income decreased 7%, to ¥21.5 billion from the preceding fiscal year. The primary factor of this decrease was a decrease in the profitability of a coal-fired thermal power plant in Germany due to increased labor costs that resulted from an expanding construction market. Costs also increased due to time intensive work that was required to overcome construction schedule delays after an initial principal subcontractor in that project went bankrupt and had to be replaced by a new subcontractor.

Other Areas

Revenues increased 56%, to ¥269.5 billion and operating income increased 55%, to ¥13.3 billion, in fiscal 2007 compared to the preceding fiscal year due primarily to an increase in sales of mineral mining machinery in Australia and South Africa resulting from increased demand for the development of natural resources.

Restructuring

Restructuring charges amounted to ¥3.9 billion in fiscal 2006, ¥18.1 billion in fiscal 2007 and ¥22.9 billion in fiscal 2008. The breakdown is not shown for all industry segments because the amounts charged to some segments are not material.

Fiscal 2008 restructuring

For fiscal 2008, Hitachi recorded restructuring charges of ¥22.9 billion. The restructuring charges included special termination benefits of ¥21.5 billion for 4,964 employees. Payments of ¥22.4 billion were made in fiscal 2008 and special termination benefits of ¥7.5 billion were accrued as of March 31, 2009. The accrued amount is expected to be paid in the fiscal year ending March 31, 2010.

Power & Industrial Systems recorded restructuring charges of ¥7.6 billion, consisting primarily of special termination benefits for employees in the automotive systems business both in Japan and overseas, in order to realign and integrate production bases and to reduce the workforce to address the significant decline in demand for automotive equipment.

High Functional Materials & Components recorded restructuring charges of ¥4.2 billion, consisting primarily of special termination benefits for employees in the metal materials business, in order to reduce fixed costs and improve profitability.

Digital Media & Consumer Products recorded restructuring charges of ¥3.8 billion, consisting primarily of special termination benefits for employees in the digital media-related product business both in Japan and overseas, including flat-panel TV business, in order to reduce the workforce in response to intensified market competition followed by falling unit prices.

Fiscal 2007 restructuring

For fiscal 2007, Hitachi recorded restructuring charges of ¥18.1 billion. The restructuring charges included special termination benefits of ¥15.6 billion for 7,801 employees. Payments of ¥6.3 billion were made in fiscal 2007 and special termination benefits of ¥8.9 billion were accrued as of March 31, 2008. The accrued amount was paid in the fiscal year ended March 31, 2009.

Information & Telecommunication Systems recorded restructuring charges of ¥7.2 billion, consisting primarily of special termination benefits for employees in the overseas subsidiaries engaging in the HDDs business and storage solutions business due to integration and closures of production facilities.

Digital Media & Consumer Products recorded restructuring charges of ¥4.0 billion, consisting primarily of special termination benefits for employees in the overseas subsidiaries engaging in the flat-panel TV business due to reorganization of sales operations.

Power & Industrial Systems recorded restructuring charges of ¥2.8 billion, consisting primarily of special termination benefits for employees in the social and industrial infrastructure systems business, in order to reduce fixed costs and to improve the profitability of the business.

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

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period from fiscal 2006 through fiscal 2008. Management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, Hitachi is working to optimize the efficiency of capital utilization throughout its business operations. Hitachi endeavors to improve Hitachi’s group cash management by centralizing such management among the Company and its overseas financial subsidiaries. Hitachi’s internal sources of funds include cash flows generated by operating activities and cash on hand. Management also considers short-term investments to be an immediately available source of funds. In addition, Hitachi raises funds both from the capital markets and from Japanese and international commercial banks in response to its capital requirements. Management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised through the issuance of debt and equity securities in domestic and foreign capital markets.

Hitachi relies for its liquidity principally on cash and other working capital as well as the issue of debentures, medium term notes and commercial paper, bank loans and other uncommitted sources of financing. While Hitachi maintains backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. At the end of fiscal 2008, the Company maintained commitment line agreements with a number of domestic banks under which the Company may borrow any amount in order to ensure efficient access to necessary funds. Unused commitment lines for the Company totaled ¥563.0 billion as of March 31, 2009. These commitment line agreements generally provide for a one through three year term, renewable upon mutual agreement between the Company and each of the lending banks. Certain of the Company’s subsidiaries also maintain commitment line arrangements. Unused commitment lines for the Company and its subsidiaries totaled ¥614.8 billion as of March 31, 2009. The committed credit arrangements of the Company and its subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

The Company’s debt ratings (long-term/short-term) as of March 31, 2009 are: A2/P-1 by Moody’s; A-/A-2 by S&P and AA-/a-1+ by R&I. Subsequently, Moody’s downgraded Hitachi’s long-term and short-term credit ratings from A2 to A3 and from P-1 to P-2, respectively, in May 2009. In June 2009, S&P downgraded Hitachi’s long-term credit rating from A- to BBB+, and R&I downgraded Hitachi’s long-term and short-term credit ratings from AA- to A+ and from a-1+ to a-1, respectively. According to their press releases, the downgrades reflected their view that Hitachi’s profitability has decreased, affected by the harsh business environment, and its financial condition has declined, evidenced by an increase in Hitachi’s financial leverage, and that its profitability and financial condition are unlikely to significantly improve soon. With its current ratings, the Company believes that its access to the global capital markets will remain sufficient for its financing needs. However, a downgrade of its debt ratings would likely increase the cost of debt financing by the Company. Hitachi seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through the capital markets.

Transfers of funds from a subsidiary to a parent company in the form of a cash dividend are restricted under the Companies Act and under regulatory requirements of certain foreign countries in which subsidiaries are located. Although some of the Company’s subsidiaries are subject to such restrictions, Hitachi does not expect such restrictions to have a significant impact on the ability of Hitachi to meet its cash obligations.

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

Cash Flows

Summarized cash flows from operating, investing and financing activities for fiscal 2006, 2007 and 2008 are shown below.

	Fiscal 2006	Fiscal 2007	Fiscal 2008
	(Millions of yen)
Net cash provided by operating activities	615,042	791,837	558,947
Net cash used in investing activities	(786,170)	(637,618)	(550,008)
Net cash provided by (used in) financing activities	121,259	(185,556)	284,388
Effect of exchange rate changes on cash and cash equivalents	9,480	(25,569)	(46,361)

Net increase (decrease) in cash and cash equivalents	(40,389)	(56,906)	246,966

Net cash provided by operating activities was ¥558.9 billion, ¥791.8 billion and ¥615.0 billion in fiscal 2008, 2007 and 2006, respectively. The decrease in fiscal 2008 was due primarily to the decrease in payables of ¥359.2 billion for fiscal 2008, compared with the increase in payables of ¥42.4 billion in the preceding fiscal year, as Hitachi’s purchasing decreased as a result of lower sales. This decrease was partially offset by a decrease in receivables of ¥342.0 billion, an increase of ¥294.1 billion from the preceding fiscal year, mainly reflecting lower sales. The increase in fiscal 2007 was due primarily to a reduction in the increase in inventories to ¥107.5 billion for fiscal 2007, which was ¥104.4 billion less than the preceding fiscal year due to efforts to improve inventory turnover. This improvement was partially offset by a slightly lower decrease in receivables by ¥4.7 billion from the preceding fiscal year to ¥47.8 billion, and a lower increase in payables of ¥42.4 billion, a decrease of ¥62.5 billion from the previous fiscal year.

Net cash used in investing activities was ¥550.0 billion, ¥637.6 billion and ¥786.1 billion in fiscal 2008, 2007 and 2006, respectively. The decrease of ¥87.6 billion in fiscal 2008 was due primarily to a decrease of ¥52.2 billion in capital expenditures due to decreasing investments in manufacturing equipment for HDDs and plasma display panels owing to Hitachi’s decision to switch to external procurement sources for the glass panel components as well as selective investments. It was also due to a decrease of ¥197.9 billion in purchases of investments and subsidiaries’ common stock due primarily to the absence of large investments, such as the investment in companies established with GE in North America in the preceding fiscal year, partially offset by a decrease of ¥103.1 billion in proceeds from sale of investments and subsidiaries’ common stock due primarily to absence of large sales, such as sales of shares of Hitachi Displays. The decrease of ¥148.5 billion in fiscal 2007 was due primarily to a decrease of ¥23.4 billion in capital expenditures due to selective investments and a decrease in investments for HDDs manufacturing equipment, a decrease of ¥75.6 billion in purchase of assets to be leased due to selective sales operations in leasing businesses, an increase of ¥91.6 billion in proceeds from sale of investments and subsidiaries’ common stock due primarily to sales of shares of Hitachi Displays, etc., partially offset by an increase of ¥85.0 billion in purchase of investments and subsidiaries’ common stock due primarily to investments to companies established with GE in North America. As of March 31, 2009, Hitachi’s capital commitments for the purchase of property, plant and equipment amounted to ¥55.7 billion, which is expected to be funded primarily through internal sources of financing.

Net cash provided by financing activities was ¥284.3 billion in fiscal 2008, due primarily to an increase in short-term debt, including issuance of the Company’s commercial paper of ¥100.0 billion, to increase the level of cash on hand in response to uncertain credit markets. Net cash used in financing activities was ¥185.5 billion in fiscal 2007. The outflows in fiscal 2007 were primarily due to Hitachi’s efforts to reduce interest-bearing debt, including repayment of commercial paper, partially offset by an increase in proceeds from debentures and long-term borrowings due to issuance of convertible bonds in a subsidiary and an increase in proceeds from a public offering by a subsidiary that raised funds for capital expenditures. Net cash provided by financing activities was ¥121.2 billion in fiscal 2006, due primarily to an increase in the issuance of commercial paper, an increase in financing through straight bonds and borrowings, and a decrease in payments on long-term debt.

In fiscal 2008, the above activities increased cash and cash equivalents by ¥246.9 billion from fiscal 2007. Cash and cash equivalents at the end of fiscal 2008 amounted to ¥807.9 billion, primarily held in Japanese yen, with a substantial portion of the remaining amount held in U.S. dollars.

Short-term investments, the change of which is classified as investing activities, are considered to be an immediately available source of funds. Short-term investments at the end of fiscal 2008 amounted to ¥8.6 billion, a decrease of ¥52.6 billion from the end of fiscal 2007 due primarily to a decrease in available-for-sale securities. As a result of the foregoing, the total of cash and cash equivalents and short-term investments at the end of fiscal 2008 was ¥816.5 billion, an increase of ¥194.3 billion from the end of fiscal 2007.

Assets, Liabilities and Stockholders’ Equity

At the end of fiscal 2008, total assets amounted to ¥9,403.7 billion, a decrease of ¥1,127.1 billion from the end of fiscal 2007, due primarily to a decrease in account payables as a result of lower sales and as a result of efforts to accelerate cash collections from customers in order to improve cash flows, an increase in valuation allowances for deferred tax assets and a decrease in investments in affiliated companies due to the recording of losses by equity-method affiliates. Total amount of cash and cash equivalents and short-term investments at the end of fiscal 2008 amounted to ¥816.5 billion, an increase of ¥194.3 billion from the end of fiscal 2007, due primarily to the increased short-term debt in response to uncertain credit markets.

At the end of fiscal 2008, the total of Hitachi’s short-term debt, current portion of long-term debt and long-term debt amounted to ¥2,820.1 billion, an increase of ¥288.6 billion from the end of fiscal 2007. The increase was due primarily to an increase in short-term debt, including issuance of ¥100.0 billion of the Company’s commercial paper, to increase the level of cash on hand in response to uncertain credit markets. At the end of fiscal 2008, short-term debt, consisting mainly of borrowings from banks and commercial paper, amounted to ¥998.8 billion, an increase of ¥275.8 billion from the end of fiscal 2007. At the end of fiscal 2008, long-term debt (excluding current portion), consisting mainly of debentures, debentures with stock acquisition rights, medium term notes and loans principally from banks and insurance companies, amounted to ¥1,289.6 billion, a decrease of ¥131.9 billion from the end of fiscal 2007, as the Company’s debentures with stock acquisition rights of ¥100.0 billion were classified to current portion. Accordingly, at the end of fiscal 2008, current portion of long-term debt amounted to ¥531.6 billion, an increase of ¥144.7 billion form the end of fiscal 2007. A significant portion of Hitachi’s long-term debt bears a fixed rate of interest. Hitachi’s debt is not significantly affected by seasonal factors. In general, there are no material restrictions on Hitachi’s use of borrowings. For further details including the maturity and interest rates, see note 9 to Hitachi’s consolidated financial statements.

At the end of fiscal 2008, minority interests amounted to ¥1,129.4 billion, a decrease of ¥13.1 billion from the end of fiscal 2007, due primarily to the worsening business results of publicly-held subsidiaries such as Hitachi Cable, Ltd. and Hitachi Maxell, Ltd., each of which posted a net loss.

At the end of fiscal 2008, stockholders’ equity amounted to ¥1,049.9 billion, a decrease of ¥1,120.6 billion from the end of fiscal 2007. The decrease primarily reflects the recognition of a net loss and an increase in accumulated other comprehensive loss due to an increase in pension liability adjustments and a decrease of net unrealized holding gain on available-for-sale securities owing to a decline in market share prices, and a deterioration in foreign currency translation adjustments caused by the strengthening of the yen. As a result, the ratio of stockholders’ equity to total assets was 11.2%, compared with 20.6% at the end of fiscal 2007. The ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and minority interests was 1.29, compared with 0.76 at the end of fiscal 2007.

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Hitachi uses certain derivative financial instruments in order to reduce such risks. Hitachi generally does not enter into derivative financial instruments for speculation purposes. For additional information on financial instruments and derivative financial instruments, see notes 24, 26 and 27 to Hitachi’s consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Viewing research and development, or R&D, activity as a key investment for the future, Hitachi conducts its R&D in a number of areas from materials to production technology. Hitachi focuses on basic R&D with a long-term vision but also strives to achieve more immediate benefits by introducing new products.

Hitachi’s R&D expenditures amounted to ¥412.5 billion in fiscal 2006, ¥428.1 billion in fiscal 2007 and ¥416.5 billion in fiscal 2008. The ratio of R&D expenditures to total revenues was approximately 4% over these three years.

Hitachi recognizes the importance of the Information & Telecommunication Systems segment and the Electronic Devices segment as sources of new technologies that can be applied to other segments. Therefore, Hitachi places emphasis on these segments in allocating R&D resources. In fiscal 2008, total expenditures in the Information & Telecommunication Systems segment and the Electronic Devices segment accounted for 48% of total R&D expenditures.

To achieve higher efficiency, Hitachi has reinforced the link between R&D activities and marketing activities under the control of each business operation while maintaining its focus on long-term research at independent corporate laboratories. Hitachi’s global R&D activities include cooperation with universities and companies in the U.S. and Europe. Hitachi will reinforce R&D in the area of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing productivity and quickening the pace of product development throughout Hitachi. Hitachi focuses both on leading-edge R&D for creating its future core businesses and on fundamental technologies for improving productivity and quality and lowering costs.

For information on Hitachi’s patents and licenses, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Licenses.”

D. Trend Information

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The accrued amount of the repair costs was included in Hitachi’s operating results for the fiscal year ended March 31, 2007 and was recorded as part of cost of sales. In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against the Company, seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against the Company, seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. The Company intends to vigorously defend itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that Hitachi will not be liable for any amount claimed.

In January 2009, the Company conducted a tender offer for shares of Hitachi Kokusai Electric and acquired a controlling interest. Subsequently, Hitachi Kokusai Electric became a consolidated subsidiary of the Company in March 2009. As a result, the revenues of Hitachi Kokusai Electric from April 2009 will be included in Hitachi’s consolidated statement of operations for fiscal 2009.

In January 2009, the Company conducted a tender offer for shares of Hitachi Koki and acquired a controlling interest. Subsequently, Hitachi Koki became a consolidated subsidiary of the Company in March 2009. As a result, the revenues of Hitachi Koki from April 2009 will be included in Hitachi’s consolidated statement of operations for fiscal 2009.

Global Economic Recession

The global economic recession, triggered by the collapse of a major U.S. investment bank in September 2008, has included a sudden and substantial decline in sales volumes in the global automotive industry, as well as in the semiconductor, industrial equipment and certain other industries. In conjunction with the instability in financial markets and the economic downturn in the United States and other industrialized nations, as well as the slowing economic growth in China and in emerging economies, the overall business environment going forward is uncertain. These trends may continue and adversely affect Hitachi’s business.

Trends in Operating Results

Hitachi expects that reduced sales volume levels in the automotive, semiconductor, industrial equipment and certain other industries will adversely affect its operating results for fiscal 2009. On a segment-by-segment basis, Hitachi expects the following impact.

•

Information & Telecommunication Systems: The Information & Telecommunication Systems segment was less affected by the global economic recession than most other segments in fiscal 2008. However, domestic businesses and financial institutions that purchase computer systems and systems integration services from Hitachi may be affected by the market downturn, and could seek to control costs in part by canceling or deferring investment in information technology systems, with consequent adverse impact on sales of Hitachi’s products and services. In addition, the reduced demand for PCs in both business and consumer use adversely affected Hitachi’s HDD volumes with increasing impact in the latter half of fiscal 2008, and has the potential to continue into fiscal 2009. Industry consolidation may, in the near term, lead to more robust competition from other HDD makers.

•

Electronic Devices: Economic and market conditions, particularly reduced sales volume levels in the semiconductor industry, adversely affected results of operations in the Electronic Devices segment in fiscal 2008. The economic and market conditions worsened in the second half of fiscal 2008, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales of semiconductor manufacturing equipment offered by the Electronic Devices segment have been adversely affected by reduced capital spending by manufacturers in the semiconductor industry, and such capital spending in fiscal 2009 might be lower levels than in fiscal 2008.

•

Power & Industrial Systems: Economic and market conditions, particularly reduced sales volume levels in the automotive products and construction machinery industries, adversely affected results of operations in the Power & Industrial Systems segment in fiscal 2008. The economic and market conditions worsened in the second half of fiscal 2008, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales of power plants may be less sensitive to economic cycles than are sales in other business sectors because the business cycles for power plants tend to be longer than such cycles for other products. As such, a reasonably certain amount of sales can be expected for several years once Hitachi receives an order for a power plant from a customer. Sales of automotive equipment, in contrast, have been severely affected by the worldwide collapse in demand for automobiles. Sales of construction machinery have also been severely affected by the worldwide decline in demand for residential and private-sector investment.

•

Digital Media & Consumer Products: Economic and market conditions, particularly decreased sales volume levels for digital media products, adversely affected results of operations in the Digital Media & Consumer Products segment in fiscal 2008. The economic and market conditions worsened in the second half of fiscal 2008, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales of digital media products were depressed due to restrained consumer spending in most markets. Although demand for lower-end flat panel TVs was relatively firm, sales of high-end models, which Hitachi focuses on, experienced declines in both volume and price due to restrained consumer spending and product commoditization in fiscal 2008. Sales of optical disk drives were also adversely affected by the worldwide economic downturn in fiscal 2008. These trends have the potential to continue, and may worsen, in fiscal 2009.

•

High Functional Materials & Components: Economic and market conditions, particularly decreased sales volume levels in semiconductor-, automotive- and digital media-related products, adversely affected results of operations in the High Functional Materials & Components segment in fiscal 2008. The economic and market conditions worsened in the second half of fiscal 2008, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009. Sales in this segment, particularly of semiconductor-related materials and automotive-related components, were depressed due to reduced production volume by manufacturers in the semiconductor and automotive industries in fiscal 2008, and such production volume may be lower yet in fiscal 2009. These trends have the potential to continue, and may worsen, in fiscal 2009.

•

Logistics, Services & Others: The logistics business in the Logistics, Services & Others segment was less affected by the global economic recession than most other segments in fiscal 2008. However, sales in this segment, particularly in overseas sales subsidiaries, were depressed due to an overall reduced level of sales and economic activity in fiscal 2008. The economic and market conditions worsened in the second half of fiscal 2008, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009.

•

Financial Services: The Financial Services segment was less affected by the global economic recession than most other segments in fiscal 2008. However, revenues in this segment, particularly revenues in the leasing business for industrial equipment, were depressed due to reduced levels of capital spending for these services in fiscal 2008. The economic and market conditions worsened in the second half of fiscal 2008, and have the potential to continue to adversely affect Hitachi’s results of operations in fiscal 2009.

Hitachi plans to address these business challenges, including by:

•	reorganizing or exiting unprofitable businesses and reducing labor costs, particularly in the digital media and automotive systems-related businesses;

•	controlling costs, such as by reducing procurement costs and enhancing project management;

•	promoting shared services over a wide range of areas such as procurement, logistics, document services, cafeteria operations, security, personnel management and financial management; and

•	reducing or delaying capital expenditures.

Hitachi will also focus on profitable and emerging business opportunities such as environment-related businesses. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Strategy” for more information.

Trends in Capital Resources and Liquidity

Hitachi’s cash management is conducted centrally. Overall, the current adverse market and economic conditions may limit Hitachi’s access to capital required to operate, maintain and grow its business and its ability to replace, in a timely manner, maturing liabilities. Hitachi needs liquidity to pay operating expenses, interest on its debt and dividends on its capital stock. Without sufficient liquidity, it will be forced to curtail its operations, and its business will suffer. Hitachi currently believes its cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets will provide sufficient funding for its operations and other liquidity needs. However, the global recession is adversely affecting Hitachi’s cash flows from operations and business results, which has had an adverse effect on Hitachi’s credit ratings. Moody’s downgraded Hitachi’s long-term credit rating from A1 to A2 in February 2009, and downgraded Hitachi’s long-term and short-term credit ratings from A2 to A3 and from P-1 to P-2, respectively, in May 2009. In June 2009, S&P downgraded Hitachi’s long-term credit rating from A- to BBB+, and R&I downgraded Hitachi’s long-term and short-term credit ratings from AA- to A+ and from a-1+ to a-1, respectively. These occurrences, in conjunction with the recent credit crunch in the financial markets, may adversely affect Hitachi’s ability to obtain additional financing on favorable terms. Hitachi may need to increase its reliance on external sources of funding. An increased reliance on debt instruments may further adversely affect Hitachi’s credit ratings, which might further affect Hitachi’s ability to successfully obtain additional financing on favorable terms.

Hitachi will likely seek to reduce costs and capital expenditures, which will likely reduce requirements for liquidity in most of its business segments. Further, Hitachi plans to improve cash flows by reducing inventory levels via production level adjustments.

Factors that could cause actual results to differ materially from those expected or implied in any forward-looking statements in this section include, but are not limited to, global economic recession and uncertainty as to Hitachi’s ability to implement measures to respond to such economic environment. In addition, see the “Cautionary Statement” at the beginning of this annual report and “Item 3. Key Information — D. Risk Factors” for other examples of factors that could cause actual results to differ materially from those anticipated.

E. Off-balance Sheet Arrangements

Hitachi’s off-balance sheet arrangements consist primarily of off-balance sheet Special Purpose Entities, or SPEs, used to securitize and sell certain lease, trade and mortgage loan receivables. The purpose of such securitization transactions is to enable Hitachi to access the capital markets for liquidity.

In these securitizations, lease, trade and mortgage loans receivable are sold to the SPEs which are in turn packaged mainly into asset-backed commercial paper by the SPEs for sale to third party investors. In certain securitizations, the SPEs may require Hitachi to retain residual interests subordinated to the investors. In these cases, Hitachi’s contingent liability exposure is limited to the retained subordinated residual interests. In other cases, SPEs and investors have recourse with considerably limited scope.

No officers, directors or employees of Hitachi have any investments in the SPEs. The SPEs meet the accounting criteria for off-balance sheet treatment and are not consolidated under generally accepted accounting principles in the United States.

The amount of off-balance sheet arrangements as of March 31, 2009 is as follows:

March 31, 2009
(Millions of yen)
Securitized lease receivables	599,872
Securitized trade receivables	269,685
Securitized mortgage loan receivables	232,553

Total	1,102,110

See notes 2(g) and 6 to Hitachi’s consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show Hitachi’s contractual obligations and other commercial commitments, including guarantees, as of March 31, 2009.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,787,741	519,086	587,490	363,363	317,802
Capital lease obligations	33,546	12,549	12,863	3,567	4,567
Operating lease obligations	72,446	15,030	19,072	14,089	24,255
Purchase of property, plant and equipment	55,700	55,124	573	3	—
Interest commitments	92,978	21,207	33,960	17,215	20,596

Total	2,042,411	622,996	653,958	398,237	367,220

For obligations related to retirement and severance benefits, see note 10 to Hitachi’s consolidated financial statements.

Other commercial commitments	As of March 31, 2009
(Millions of yen)
Lines of credit	574,183
Trade notes discounted and endorsed	7,684
Export receivables transferred with recourse	16,000
Guarantees	491,080

See note 16 to Hitachi’s consolidated financial statements.

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

Revenue Recognition for Sales under Long-term Construction Arrangements

Hitachi uses the percentage-of-completion method to recognize revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants. Under the percentage-of-completion method, revenue from a sale is recognized in an amount equal to estimated total revenue from the arrangement multiplied by the percentage that costs incurred to date bear to estimated total costs at completion based upon the most recently available information. The use of the percentage-of-completion method requires Hitachi to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. Hitachi continually reviews these estimates and adjusts them as it deems necessary. Any anticipated losses on fixed price contracts are charged to operations when Hitachi is able to estimate such losses. Hitachi makes provisions for contingencies (e.g. performance penalty and benchmarking) in the period in which they become known to Hitachi under the specific terms and conditions of the relevant contract and are estimable by Hitachi.

Impairment of Long-Lived Assets

Hitachi reviews the carrying value of its long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Such events or changes include, but are not limited to:

•	changes in production due to trends of supply and demand in the markets;

•	rapid changes in selling prices of products or purchasing prices of materials and components;

•	unexpected technological innovation causing obsolescence of present products; and,

•	unpredictable changes in business assumptions, which cause revision of business plans that result in changes in the extent or manner in which long-lived assets are used.

Hitachi performs the initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is greater than Hitachi’s estimates of undiscounted cash flows, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, Hitachi uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of long-lived assets.

Goodwill and Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on an annual basis, normally in the fourth quarter after Hitachi’s annual forecasts have been determined, or more frequently if events occur or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their respective carrying values. Such an event might include the current global economic and financial market crisis. An impairment in these assets is recorded if their calculated fair values are less than their carrying amounts.

Hitachi determines the fair value of its reporting units mainly using an income approach (i.e., present value technique). When determining such fair value, Hitachi may, however, also use the fair value of that unit based on a comparison of comparable publicly traded companies or based on that unit’s stand-alone market capitalization. Depending on the complexity, Hitachi consults with external experts when appropriate.

The determination requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions, including assumptions about future operating results for the relevant business unit and discount rates.

In estimating future cash flows, the forecasted operational results are based on currently available assumptions considered by management to be reasonable. However, actual results may differ materially from those projected, including due to:

•	economic trends in Japan, North America, Asia and other major markets where Hitachi does business;

•	supply in excess of demand leading to a decline in selling prices or production volumes;

•	intense price competition or decreases in prices;

•	a sharp rise in the purchasing prices of material and components; and

•	currency exchange rate fluctuations.

Hitachi bases its discount rate assumptions for purposes of estimating the fair value of its reporting units on the cost of capital and liabilities. These assumptions are affected by stock market trends and changes in interest rates. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could result in additional goodwill impairment charges.

While Hitachi’s businesses are diverse, the number of reporting units to which goodwill has been allocated is limited. Therefore, a decrease in Hitachi’s market capitalization will not necessarily have a proportional or direct affect on the carrying value of goodwill.

As of March 31, 2009, Hitachi’s carrying amount of goodwill was ¥134.4 billion. The majority of goodwill consists of the Information & Telecommunication Systems segment (¥45.7 billion) and the High Functional Materials & Components segment (¥56.6 billion).

The carrying amount of goodwill of the Information & Telecommunication Systems segment at March 31, 2009 mainly relates to Hitachi’s consulting and HDDs businesses. The consulting business is sensitive to customers’ motivation to invest in information-technology systems affected by macro-economic conditions. Hitachi may be required to record an impairment in goodwill in this segment if the current economic downturn is prolonged beyond current estimates of Hitachi’s management. The HDDs business is sensitive to changes in selling prices and competition among products. Hitachi may be required to record an impairment in goodwill in this segment if decreases in price causes operating results in this business to be lower than management’s estimates or global decrease in demand or arrival of alternative new technology cause sales in this segment to be lower than management estimates.

The carrying amount of goodwill of the High Functional Materials & Components segment at March 31, 2009 mainly relates to Hitachi’s magnet business. The magnet business is sensitive to increases in materials prices and product demand. Hitachi may need to recognize an impairment loss for goodwill in this segment if there is a sustained increase in the prices for these materials or an unforeseen decrease in demand.

In order to evaluate sensitivity of the fair value calculations on the goodwill impairment analysis, Hitachi applied a hypothetical 10% decrease to the fair value of each reporting unit. As of March 31, 2009, such a hypothetical 10% decrease would have resulted in no need to record an impairment in goodwill for any of Hitachi’s reporting units.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The ultimate realization of Hitachi’s deferred tax assets is dependent on whether Hitachi is able to generate sufficient future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Actual results may differ materially from forecasted operating results, which are the basis for projecting future taxable income, and be subject to adjustment because of factors such as economic trends in major markets where Hitachi does business, trends of supply and demand in the markets, prices of products and services, purchasing prices of material and components, currency exchange rate fluctuations and rapid technological innovation. As a result, the difference could negatively affect the amount of deferred tax assets and valuation allowances. The realizability of deferred tax assets is assessed for each taxable unit in each taxable jurisdiction, and the results of the assessment may differ from unit to unit due to different products or jurisdictions even if they operate the same kind of business. Based on these factors, management believes that it is more likely than not that Hitachi will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2009. However, the amount of deferred tax assets may be different if Hitachi does not realize estimated future taxable income during the carry forward periods as originally expected.

Retirement Benefits

Hitachi has a significant amount of accrued employee retirement benefit costs which are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Hitachi determines the discount rate by looking to available information about rates implicit in the return on high-quality fixed-income government and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. Changes in the key assumptions may have a material effect on Hitachi’s financial position and results of operations. Management believes that estimation of the key assumptions is reasonable in light of the various underlying factors.

The table below shows the sensitivity to a change in discount rates and the expected rate of return on plan assets to pre-tax income and projected benefit obligation (PBO), holding all other assumptions constant.

	Effect on pre-tax income For the year ended March 31, 2010	Effect on PBO As of March 31, 2009
	(Millions of yen)
Discount rates
0.5% decrease	(8,511)	157,301
0.5% increase	8,568	(145,965)
Expected rate of return on plan asset
0.5% decrease	(5,618)	—
0.5% increase	5,618	—

Allowance for Doubtful Accounts

Hitachi is required to estimate the collectibility of its trade receivables and investments in leases. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness of each customer. Such assessment includes an examination of factors such as business conditions, turnover of receivables and financial positions for significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current market environment. Any deterioration in customers’ credit ratings may adversely affect net income.

Investments in Securities

Hitachi holds various investments in securities and equity-method investments. A decline in fair value of securities and equity-method investments below carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. Management regularly reviews each investment in securities and each equity-method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds fair value, the duration of the fair value deficit below the carrying value and the financial condition of and specific prospects of the issuer. A decline in market prices or a change in the financial condition of an issuer could negatively affect the fair value of an investment in a security.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Company has adopted the Committee System permitted as a form of corporate organization pursuant to the Companies Act. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding the Company’s implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of the Company’s directors, or Directors, and executive officers, or Executive Officers, as of July 1, 2009. All Directors were elected at the Company’s general meeting of shareholders held on June 23, 2009 for a term of one year. While the Board Director (Chair), Mr. Tadamichi Sakiyama, does not concurrently serve as an Executive Officer, two Directors, Mr. Takashi Kawamura and Mr. Takashi Miyoshi, do concurrently serve as Executive Officers. Five Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi, are outside Directors who fulfill the qualification requirements as provided for in the Companies Act. The term of office of all Executive Officers except Mr. Makoto Ebata began from April 1, 2009 and will expire on March 31, 2010. Mr. Makoto Ebata took office on July 1, 2009 and the term of office will expire on March 31, 2010.

Directors

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Tadamichi Sakiyama
(Jun. 13, 1941)	Board Director (Chair)	6/2009	Board Director (Chair), Hitachi, Ltd.
		6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	General Manager, Internal Auditing Office
		4/1964	Joined Hitachi, Ltd.

Takashi Kawamura
(Dec. 19, 1939)	Director*	6/2009	Chairman, President, Chief Executive Officer and Director, Hitachi, Ltd.
		4/2009	Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		6/2007	Chairman of the Board, Hitachi Maxell, Ltd.
		6/2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd.
		6/2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (currently Hitachi Plant Technologies, Ltd.)
		6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Director (Retired in June 2007)
		4/1999	Executive Vice President and Representative Director
		6/1997	Executive Managing Director
		6/1995	Director
		6/1992	General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Michiharu Nakamura
(Sep. 9, 1942)	Director	6/2008	Director
		4/2007	Fellow
		4/2004	Executive Vice President and Executive Officer
		6/2003	Senior Vice President and Executive Officer
		4/2001	General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Takashi Miyoshi
(Sep. 25, 1947)	Director*	6/2009	Executive Vice President, Executive Officer and Director, Hitachi, Ltd.
		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2008	President, Chief Executive Officer and Director, Hitachi Systems & Services, Ltd.
		4/2008	Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.
		6/2007	Chairman of the Board, Hitachi Global Storage Technologies, Inc.
		4/2007	Director (Retired in June 2007)
		4/2006	Executive Vice President, Executive Officer and Director
		6/2004	Senior Vice President, Executive Officer and Director
		4/2004	Senior Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Finance
		4/1970	Joined Hitachi, Ltd.

Yoshie Ota
(Sep. 1, 1942)	Director (Advisor, Japan Institute of Workers’ Evolution)	6/2007	Director, Hitachi, Ltd.
		7/2005	Advisor, Japan Institute of Workers’ Evolution (Currently in office)
		7/1998	Chairman, Japan Institute of Workers’ Evolution
		6/1995	Director-General, Women’s Bureau, Ministry of Labour
		7/1994	Director-General, Minister’s Secretariat, Ministry of Labour
		12/1991	Vice Governor of Ishikawa Prefecture

Mitsuo Ohashi
(Jan. 18, 1936)	Director (Chairman of the Board, Showa Denko K.K.)	6/2007	Director, Hitachi, Ltd.
		3/2007	Chairman of the Board, Showa Denko K.K. (Currently in office)
		1/2005	Chairman of the Board and Representative Director, Showa Denko K.K.
		3/1997	President (CEO) and Representative Director, Showa Denko K.K.

Name (Date of birth)	Current position (Principal position outside the Company, if any)	Date	Business experience, including experience in the Company, and functions
Akihiko Nomiyama
(Jun. 15, 1934)	Director (Special Advisor, NIPPON MINING HOLDINGS, INC.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Special Advisor, NIPPON MINING HOLDINGS, INC. (Currently in office)
		6/2003	Chairman of the Board and Representative Director, NIPPON MINING HOLDINGS, INC.
		9/2002	President and CEO and Representative Director, NIPPON MINING HOLDINGS, INC.

Kenji Miyahara
(Nov. 5, 1935)	Director (Senior Adviser, Sumitomo Corporation)	6/2007	Director, Hitachi, Ltd.
Senior Adviser, Sumitomo Corporation (Currently in office)
		6/2001	Chairman of the Board and Representative Director, Sumitomo Corporation
		6/1996	President and Chief Executive Officer and Representative Director, Sumitomo Corporation

Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	4/2008	Partner, Ihara and Motobayashi (Currently in office)
		6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		7/1971	Partner, Mori Sogo Law Offices
		4/1963	Member of the Tokyo Bar Association

Takeo Ueno
(Feb. 9, 1942)	Director (Senior Adviser, Hitachi Via Mechanics, Ltd.)	6/2007	Director, Hitachi, Ltd.
Senior Adviser, Hitachi Via Mechanics, Ltd. (Currently in office)
		6/2001	President and Representative Director, Hitachi Via Mechanics, Ltd.
		4/2000	Deputy General Manager, Sales Management Division
		4/1964	Joined Hitachi, Ltd.

Shungo Dazai
(Jan. 20, 1939)	Director (Chairman of the Board, Hitachi Construction Machinery Co., Ltd.)	6/2008	Director, Hitachi, Ltd.
		4/2008	Chairman of the Board, Hitachi Construction Machinery Co., Ltd. (Currently in office)
		4/2006	Chairman of the Board and Representative Executive Officer, Hitachi Construction Machinery Co., Ltd.
		6/2003	President, Chief Executive Officer and Director, Hitachi Construction Machinery Co., Ltd.
		4/2003	President and Chief Executive Officer, Hitachi Construction Machinery Co., Ltd.

Michihiro Honda
(Oct. 13, 1942)	Director (Chairman of the Board, Hitachi Metals, Ltd.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Chairman of the Board, Hitachi Metals, Ltd. (Currently in office)
		6/2003	President, Chief Executive Officer and Director, Hitachi Metals, Ltd.
		6/2000	President and Representative Director, Hitachi Metals, Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of the Company’s committees are as follows:

•	Nominating Committee. Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi;

•	Audit Committee. Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura; and

•	Compensation Committee. Takashi Kawamura (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Takashi Kawamura
(Dec. 19, 1939)	Representative Executive Officer Chairman, President and Chief Executive Officer (Overall management)	See “Directors” above

Kazuhiro Mori
(Oct. 7, 1946)	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations, Hitachi group global business, corporate export regulation and business incubation)	1/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Hiroaki Nakanishi
(Mar. 14, 1946)

Representative Executive Officer

Executive Vice President and Executive Officer

(Power systems business, industrial systems business, urban planning and development systems business, automotive systems business, quality assurance and production engineering)

		4/2009	Executive Vice President and Executive Officer
		4/2006	Executive Vice President and Executive Officer (Retired in December 2006)
		6/2005	Senior Vice President and Executive Officer Chairman and Chief Executive Officer, Hitachi Global Storage Technologies, Inc.
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.

Takashi Hatchoji
(Jan. 27, 1947)

Representative Executive Officer

Executive Vice President and Executive Officer

(Corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing)

		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2007	President and Director, Hitachi Research Institute, Ltd.
		4/2006	Executive Vice President and Executive Officer (Retired in March 2007)
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Takashi Miyoshi
(Sep. 25, 1947)

Representative Executive Officer

Executive Vice President and Executive Officer

(Management reform, finance, corporate pension system, Hitachi group management, business development and consumer business)

See “Directors” above

Naoya Takahashi
(Oct. 17, 1948)	Representative Executive Officer Executive Vice President and Executive Officer (Information & telecommunication systems business, research & development and information technology)	4/2009	Executive Vice President and Executive Officer
		4/2007	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2003	COO, Information & Telecommunication Systems
		4/1973	Joined Hitachi, Ltd.

Junzo Nakajima
(Feb. 8, 1949)	Senior Vice President and Executive Officer (Information & telecommunication systems business)	4/2009	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2005	COO, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Koichiro Nishikawa
(Jul. 12, 1947)	Senior Vice President and Executive Officer (Business development)	4/2007	Senior Vice President and Executive Officer
		1/2006	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Business Development
		4/1970	Joined Hitachi, Ltd.

Toyoaki Nakamura
(Aug. 3, 1952)	Representative Executive Officer Senior Vice President and Executive Officer (Finance, corporate pension system and Hitachi group management)	6/2009	Senior Vice President and Executive Officer
		6/2007	Senior Vice President, Executive Officer and Director
		4/2007	Senior Vice President and Executive Officer
		1/2006	General Manager, Finance Department I
		4/1975	Joined Hitachi, Ltd.

Taiji Hasegawa
(Feb. 18, 1947)	Representative Executive Officer Senior Vice President and Executive Officer (Procurement, motor power systems and battery systems business)	9/2008	Senior Vice President and Executive Officer, Hitachi, Ltd.
		4/2007	Chairman, Hitachi Automotive Products (USA), Inc.
		4/2006	Senior Vice President and Executive Officer (Retired in March 2007)
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	President & CEO, Automotive Systems
		4/1969	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Shozo Saito
(Nov. 5, 1945)	Senior Vice President and Executive Officer (Environmental strategies, quality assurance, production engineering and power systems engineering)	4/2006	Senior Vice President and Executive Officer
		10/2004	Vice President and Executive Officer
		2/2004	Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	President & CEO, Power & Industrial Systems
		4/1970	Joined Hitachi, Ltd.

Tadahiko Ishigaki
(Jan. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business (Americas))	4/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		2/2004	President and Representative Director, Hitachi Home & Life Solutions, Inc. (currently Hitachi Appliances, Inc.)
		6/2003	Vice President and Executive Officer (Retired in February 2004)
		4/2003	General Manager, Corporate Marketing
		4/1968	Joined Hitachi, Ltd.

Stephen Gomersall
(Jan. 17, 1948)	Senior Vice President and Executive Officer (Hitachi group global business (Europe))	10/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		10/2004	Chief Executive for Europe, Hitachi, Ltd.
		7/1999	British Ambassador to Japan (Retired in July 2004)
		9/1970	Joined U.K. Foreign and Commonwealth Office

Koji Tanaka
(Jan. 22, 1952)	Vice President and Executive Officer (Power systems business)	4/2007	Vice President and Executive Officer
		5/2006	General Manager, Hitachi Works, Power Systems
		4/1974	Joined Hitachi, Ltd.

Akira Maru
(Nov. 8, 1948)	Vice President and Executive Officer (Power systems business (nuclear power systems business promotion))	5/2006	Vice President and Executive Officer
		4/2005	General Manager, Hitachi Works and Executive Vice President, Power Systems
		4/1971	Joined Hitachi, Ltd.

Hitoshi Isa
(Feb. 19, 1950)	Vice President and Executive Officer (Power systems business (thermal power systems business promotion))	4/2008	Vice President and Executive Officer
		1/2007	Executive Vice President, Power Systems
		4/1974	Joined Hitachi, Ltd.

Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial systems business)	8/2005	Vice President and Executive Officer
		4/2004	General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Hideaki Takahashi
(Aug. 20, 1952)	Vice President and Executive Officer (Urban planning and development systems business)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		4/2005	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1978	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Shinjiro Iwata
(Jun. 6, 1948)	Vice President and Executive Officer (Information & telecommunication systems business (services & global business))	4/2009	Vice President and Executive Officer, Hitachi, Ltd.
		10/2007	Executive Vice President, Hitachi Global Storage Technologies, Inc.
		4/1972	Joined Hitachi, Ltd.

Kaichiro Sakuma
(Jan. 29, 1954)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2009	Vice President and Executive Officer
		4/2008	President & Chief Executive Officer, Hitachi Information & Telecommunication Systems Global Holding Corporation
		4/1979	Joined Hitachi, Ltd.

Masahiro Kitano
(Nov. 23, 1955)	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))	4/2009	Vice President and Executive Officer
		4/2007	Chief Strategy Officer and General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems
		4/1980	Joined Hitachi, Ltd.

Koushi Nagano
(Mar. 11, 1947)	Vice President and Executive Officer (Sales operations and Hitachi group global business)	4/2008	Vice President and Executive Officer
		6/2005	President, Hitachi (China), Ltd.
		4/1969	Joined Hitachi, Ltd.

Masao Hisada
(Dec. 16, 1948)	Vice President and Executive Officer (Hitachi group global business and corporate export regulation)	4/2007	Vice President and Executive Officer
		4/2006	General Manager, Corporate Procurement Division
		4/1972	Joined Hitachi, Ltd.

Takao Koyama
(Dec. 11, 1948)	Vice President and Executive Officer (Sales operations (Kansai Area))	4/2007	Vice President and Executive Officer
		4/2004	General Manager, Kanto Area Operation
		4/1971	Joined Hitachi, Ltd.

Shigeru Azuhata
(Nov. 21, 1949)	Vice President and Executive Officer (Research & development and environmental strategies)	4/2009	Vice President and Executive Officer
		1/2008	General Manager, Environmental Strategy Office
		4/1975	Joined Hitachi, Ltd.

Kenji Ohno
(Jan. 3, 1951)	Vice President and Executive Officer (Human capital)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		6/2005	President and Representative Director, Hitachi Dentetsu Co., Ltd.
		4/1974	Joined Hitachi, Ltd.

Toshiaki Kuzuoka
(Nov. 3, 1954)	Vice President and Executive Officer (Legal and corporate communications, corporate brand and corporate auditing)	4/2007	Vice President and Executive Officer
		4/2001	General Manager, Legal Division
		4/1978	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions
Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Procurement)	7/2009	Vice President and Executive Officer, Hitachi, Ltd.
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Nobuyuki Ohno
(Feb. 24, 1949)	Vice President and Executive Officer (Hitachi group global business (China))	4/2009	Vice President and Executive Officer
		4/2007	Chief Marketing Officer of Information & Telecommunication Systems, Deputy General Manager of Corporate Marketing Group
		4/1971	Joined Hitachi, Ltd.

Osamu Ohno
(Aug. 6, 1948)	Vice President and Executive Officer (Information technology)	4/2009	Vice President and Executive Officer
		4/2005	General Manager, Information Technology Division
		4/1969	Joined Hitachi, Ltd.

There are no family relationships between any Director or Executive Officer and any other Director or Executive Officer of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, by Hitachi during the fiscal year ended March 31, 2009 to all Directors and Executive Officers of the Company who served during that year was ¥2,416 million.

Compensation is commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

Compensation for Directors consists of a monthly salary and a year-end allowance. Monthly salary is decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position. Year-end allowance is a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on the Company’s performance. A Director concurrently serving as an Executive Officer is not paid compensation as a Director.

Compensation for Executive Officers consists of a monthly salary and a performance-linked bonus. Monthly salary is decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment. The performance-linked bonus is payable in an amount of up to approximately thirty percent of the Executive Officer’s annual income, adjusted based on the Company and individual performance.

It was decided at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 that the compensation structure for Directors and Executive Officers will be re-examined starting with the compensation for fiscal 2008 and that the retirement allowance system be abolished in the future. Retirement allowance is an amount payable to Directors and Executive Officers on retirement. It was previously determined according to a formula by the position held at retirement, the monthly salary of previous positions held and total years of service in such positions, and such formula could either be increased by up to thirty percent for distinguished service, or depending on the circumstances, be reduced. In the interim, the payment of retirement allowance to Directors and Executive Officers due to the abolition of the retirement allowance system will be in an amount determined by the Compensation Committee at the time of the retirement of a relevant Director or Executive Officer.

At the June 2005 ordinary general meeting of shareholders, the shareholders of the Company approved a stock option plan. Pursuant to such approval, the Board of Directors set and approved the details of the plan under which rights to subscribe for 1,201,000 shares of common stock of the Company were granted to a total of 73 persons, including Directors, Executive Officers, corporate officers and fellows of the Company. The exercise price of the rights is ¥719 per share and the rights are exercisable from July 29, 2006 through July 28, 2009. See note 29 to Hitachi’s consolidated financial statements.

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

•

In the event the Company becomes a wholly owned subsidiary of another company by way of share-for-share exchange or share-transfer under the Companies Act, the Company shall assign the obligation relating to the stock acquisition rights to the parent company; provided, however, only if such assignment of the obligation relating to the stock acquisition rights is approved by the general meeting of shareholders relating to the approval of such share-for-share exchange or share-transfer.

At a meeting of the Compensation Committee of the Company held on March 30, 2006, it was determined that additional stock options would not be granted for the time being.

C. Board Practices

The Company adopts the Committee System permitted as a form of corporate organization pursuant to the Companies Act. Each company adopting the Committee System, including the Company, is required to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors, but is instead required to delegate auditing function responsibilities to its audit committee. Through the adoption of the Committee System and the resulting separation of business execution and supervision thereof, the Company hopes to improve the efficiency of its management and foster a thorough and transparent management system.

The Company’s articles of incorporation provide for a Board of Directors of not more than 20 members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the Company’s June 23, 2009 general meeting of shareholders. The Company’s articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. The Directors are reelected each year, and not on a staggered basis. The term of office of Directors expires at the close of the ordinary general meeting of shareholders for the last business year that will end within one year after their election. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2010.

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

The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties, to prepare its audit report and determine the particulars of proposals concerning the election, dismissal and non-retention of the Company’s independent auditor to be submitted to the general meeting of shareholders. The Audit Committee has the statutory duty to examine the financial statements and business reports prepared by Executive Officers designated by the Board of Directors and to prepare its audit report. Pursuant to the Board of Directors regulations of the Company, the Audit Committee has the authority to pre-approve non-audit services provided by an independent auditor. As stated above, a majority of the members of the Audit Committee must be outside Directors. In addition, a member of the Audit Committee may not concurrently be an Executive Officer or a Director who is engaged in the business affairs of the Company or its subsidiaries, or an accounting advisor (kaikei san-yo), a manager (shihai nin), or any other employee of the Company’s subsidiaries.

For a list of the members of each committee, see “A. Directors and Senior Management” above.

The Company’s articles of incorporation provide for a maximum of 40 Executive Officers. All Executive Officers are appointed by the Board of Directors. Pursuant to the Company’s articles of incorporation, the term of office of Executive Officers expires on the last day of the business year that ends within one year from their election. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire on March 31, 2010.

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

Pursuant to the Companies Act and the Company’s articles of incorporation, the Company may, by resolution of the Board of Directors, exempt any Director and Executive Officer from liabilities to the Company arising in respect of his/her failure to execute duties to the extent provided in laws or regulations. In addition, the Company has entered into an agreement with each outside Director to limit such Director’s liabilities to the Company arising in connection with a failure by such Director to execute his/her duties to the Company. The maximum aggregate amount of liability coverage under these agreements is in accordance with the Companies Act.

D. Employees

The following tables show the number of full-time employees of Hitachi by industry and geographic segments as of March 31, 2007, 2008 and 2009.

Industry segment

	As of March 31,
	2007	2008	2009
	(Number of employees)
Information & Telecommunication Systems	98,257	99,964	107,545
Electronic Devices	28,859	27,349	27,816
Power & Industrial Systems	96,893	96,867	104,931
Digital Media & Consumer Products	36,249	35,752	34,928
High Functional Materials & Components	53,464	50,934	49,408
Logistics, Services & Others	29,258	29,851	29,943
Financial Services	3,914	3,941	4,044
Corporate	3,102	3,152	3,181

Total	349,996	347,810	361,796

Geographic segment

	As of March 31,
	2007	2008	2009
	(Number of employees)
Japan	227,800	226,828	234,519
Asia	93,827	90,687	96,713
North America	15,537	15,293	14,487
Europe	6,322	8,777	10,611
Other Areas	6,510	6,225	5,466

Total	349,996	347,810	361,796

In addition to the above, the average number of temporary employees for the fiscal year ended March 31, 2009 was 42,097.

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

E. Share Ownership

The following table shows the number of shares of common stock of the Company owned by the Directors and Executive Officers as of July 1, 2009. The total number of the shares held by them is 0.03% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Tadamichi Sakiyama	Board Director (Chair)	29,000
Takashi Kawamura	Chairman, President, Chief Executive Officer and Director	69,000
Michiharu Nakamura	Director	74,000
Takashi Miyoshi	Executive Vice President, Executive Officer and Director	44,000
Yoshie Ota	Director	8,000
Mitsuo Ohashi	Director	10,000
Akihiko Nomiyama	Director	4,000
Kenji Miyahara	Director	4,000
Tohru Motobayashi	Director	26,750
Takeo Ueno	Director	41,000
Shungo Dazai	Director	14,150
Michihiro Honda	Director	16,000

Name	Position	Share ownership
		(Number of shares)
Kazuhiro Mori	Executive Vice President and Executive Officer	34,000
Hiroaki Nakanishi	Executive Vice President and Executive Officer	36,000
Takashi Hatchoji	Executive Vice President and Executive Officer	60,000
Naoya Takahashi	Executive Vice President and Executive Officer	36,000
Junzo Nakajima	Senior Vice President and Executive Officer	27,050
Koichiro Nishikawa	Senior Vice President and Executive Officer	56,150
Toyoaki Nakamura	Senior Vice President and Executive Officer	19,000
Taiji Hasegawa	Senior Vice President and Executive Officer	25,000
Shozo Saito	Senior Vice President and Executive Officer	45,050
Tadahiko Ishigaki	Senior Vice President and Executive Officer	44,250
Stephen Gomersall	Senior Vice President and Executive Officer	2,000
Koji Tanaka	Vice President and Executive Officer	25,000
Akira Maru	Vice President and Executive Officer	12,000
Hitoshi Isa	Vice President and Executive Officer	34,000
Gaku Suzuki	Vice President and Executive Officer	21,000
Hideaki Takahashi	Vice President and Executive Officer	13,000
Shinjiro Iwata	Vice President and Executive Officer	21,000
Kaichiro Sakuma	Vice President and Executive Officer	21,000
Masahiro Kitano	Vice President and Executive Officer	13,050
Koushi Nagano	Vice President and Executive Officer	20,000
Masao Hisada	Vice President and Executive Officer	23,000
Takao Koyama	Vice President and Executive Officer	23,000
Shigeru Azuhata	Vice President and Executive Officer	30,000
Kenji Ohno	Vice President and Executive Officer	16,000
Toshiaki Kuzuoka	Vice President and Executive Officer	73,000
Makoto Ebata	Vice President and Executive Officer	34,000
Nobuyuki Ohno	Vice President and Executive Officer	33,000
Osamu Ohno	Vice President and Executive Officer	29,000

Total		1,165,450

The aggregate number of shares that may be subscribed for under rights granted to the Directors and Executive Officers, listed above, pursuant to stock option plans approved in June 2005 was 192,000 shares as of July 1, 2009 and constituted 0.01% of total shares issued. For additional information on the Company’s stock option plan, see “B. Compensation” of this Item.

No Director or Executive Officer has different voting rights from any other shareholder of the Company’s common stock.

Hitachi Employees’ Shareholding Association owned approximately 109,029 thousand shares as of March 31, 2009, which amounted to 3.2% of total shares issued. The association consists of employees of the Company and certain of its subsidiaries. Membership in the association is voluntary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides information concerning shareholders holding more than five percent of the outstanding common stock of the Company as of March 31, 2009 based on the Company’s share register. It is not necessarily the case that a shareholder recorded on the share register beneficially owns shares of common stock of the Company.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousand shares)
Common stock	The Master Trust Bank of Japan, Ltd. (Trust Account)	209,378	6.2%
Common stock	NATS CUMCO (note)	188,562	5.6%
Common stock	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	181,679	5.4%

Note: NATS CUMCO is the nominee name for the American Depositary Receipt (“ADR”) depositary.

Schedule 13G

In February 2009, the Company received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 12, 2009 pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 (the “Act”). The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 2,523,820 ADSs and 67,949,856 ordinary shares as of December 31, 2008, representing 2.8% of the Company’s total issued shares at that time.

In February 2009, the Company received from Dodge & Cox a notice included on Schedule 13G filed on February 11, 2009 pursuant to Rule 13d-1(b) under the Act. The notice indicated that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Dodge & Cox may be deemed to “beneficially own” 12,557,154 ADSs as of December 31, 2008, representing 3.7% of the Company’s total issued shares at that time.

Report of Substantial Shareholdings under the Financial Instruments and Exchange Law of Japan

The following statements refer to reports of substantial shareholdings under the Financial Instruments and Exchange Law of Japan which the Company received. These filings represent reports on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Law of Japan (See “Item 10. Additional Information — B. Memorandum and Articles of Association — Reporting of Substantial Shareholdings”). The following statements only include reports from beneficial owners whom the Company recognizes to hold or have held previously more than 5% of total issued voting shares of the Company.

In July 2008, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated July 22, 2008 indicating that Brandes Investment Partners, L.P. owns 138,844,378 shares, representing 4.1% of the Company’s total issued shares as of July 15, 2008, and that Brandes Investment Partners, L.P. did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. The Company has not received any revision or update to the copy of the filing made to the Kanto Local Finance Bureau.

In May 2009, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated May 21, 2009 indicating that Dodge & Cox owns 148,580,900 shares, representing 4.4% of the Company’s total issued shares as of May 15, 2009, and that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. The Company has not received any revision or update to the copy of the filing made to the Kanto Local Finance Bureau.

In October 2008, the Company received a copy of a filing made to the Kanto Local Finance Bureau dated October 20, 2008 indicating Mitsubishi UFJ Financial Group, Inc. owns 169,748,898 shares, representing 5.0% of the Company’s total issued shares as of October 13, 2008, and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. The Company has not received any revision or update to the copy of the filing made to the Kanto Local Finance Bureau.

Major shareholders of the Company do not have different voting rights from any other shareholder of the Company’s common stock.

As of March 31, 2009, approximately 20.0% of the Company’s common stock was owned by 211 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record.

The Company is not directly or indirectly owned or controlled by any other corporation, by any foreign country or by any other natural or legal person severally or jointly. To the knowledge of the Company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

To the knowledge of the Company, as of March 31, 2009, no person was the beneficial owner of more than 10% of any class of the Company’s shares which might give that person significant influence over the Company. In addition, the Company is not directly or indirectly owned or controlled by, or under common control with, any enterprise.

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

In fiscal 2008, the Company and certain subsidiaries had business transactions with Mitaka Communication Systems Co., Ltd., of which a close relative of Mr. Mitsuo Yamaguchi, who was an executive officer of the Company and retired on March 31, 2009, directly owns the majority of the voting rights. The Company and its subsidiaries purchased products from Mitaka Communication Systems Co., Ltd. in the aggregate amount of ¥92 million in fiscal 2008 and there was ¥35 million on accounts payable as of March 31, 2009. The Company and its subsidiaries purchased the products in the ordinary course of its business and under the same terms as ordinary transactions. These transactions were not material to Hitachi, but may have been material to Mitaka Communication Systems Co., Ltd.

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of Directors or Executive Officers of the Company except home loans extended to certain Executive Officers, including a newly appointed Executive Officer, by a subsidiary of the Company engaged in the business of financial services. The aggregate outstanding balance of such loans to the Executive Officers as of May 31, 2009 was ¥90 million, and the largest aggregate outstanding balance during the period from April 1, 2008 through May 31, 2009 was ¥92 million. Hitachi believes these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

In October 2006, Renesas Technology America, Inc. (“Renesas America”), a subsidiary of Renesas Technology Corp. (“Renesas”), an equity method affiliate of the Company which was demerged and succeeded to the semiconductor operations of the Company centered in system large scale integrations, and Hitachi America, Ltd. (“Hitachi America”), the Company’s wholly owned subsidiary, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In December 2008, the Antitrust Division informed Hitachi America and Renesas America that the antitrust investigation would be terminated.

In December 2006, the Company and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs.

Also in December 2006, Hitachi Displays, Ltd. (“Hitachi Displays”), the Company’s subsidiary which was demerged and succeeded to the LCDs operations of the Company, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to LCDs. In May 2009, Hitachi Displays pled guilty to one count of price fixing under the Sherman Act, for which it paid a fine of $31 million in June 2009.

In addition, in December 2006, Hitachi Displays and IPS Alpha Technology, Ltd., an equity method affiliate of the Company which is engaged in the large-sized LCDs business, received requests for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to LCDs. Subsequently, the Fair Trade Commission of Japan issued a cease and desist order to Hitachi Displays in December 2008, but did not impose a fine.

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

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to electrical transformers.

Although the Company and the other named parties do not concede the alleged antitrust violations except as otherwise stated, the Company and the other named parties have cooperated with the above investigations. Depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on the named parties, including the Company. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company, certain of its subsidiaries and its equity method affiliates which are engaged in or had been engaged in semiconductors business, LCD business and CRT business. These complaints allege violations of various jurisdictions’ antitrust, consumer protection and/or unfair competition laws and seek treble monetary damages, restitution, costs, interest and attorneys’ fees for unspecified amounts. Depending upon the outcome of such legal proceedings, they may, either singly or in the aggregate, result in a material adverse effect on Hitachi’s business, results of operations, cash flows, financial condition, reputation or credibility. Currently, the Company is unable to estimate the adverse effects, if any, that may result from these proceedings. Accordingly, no accrual for potential loss has been made.

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. The Company intends to vigorously defend itself in these lawsuits. See “Item 4. Information on the Company — B. Business Overview — Description of Industry Segments — Power & Industrial Systems” and “Item 5. Operating and Financial Review and Prospects — D. Trend Information” for additional information.

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

The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to flexibly implement a capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company after considering its future capital requirement under its business plans, market conditions and other relevant factors.

The Company declared a dividend of ¥3 per share in fiscal 2008.

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

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2005	850	627	81.350	57.450
2006	874	604	75.400	57.400
2007	936	644	79.760	55.740
2008	947	569	79.200	58.990
2009	843	230	77.330	23.840

Fiscal year ended March 31, 2008
1st quarter	947	837	79.200	70.160
2nd quarter	917	675	76.130	59.000
3rd quarter	852	705	75.120	62.860
4th quarter	836	569	76.800	58.990

Fiscal year ended March 31, 2009
1st quarter	807	581	74.920	59.550
2nd quarter	843	690	77.330	63.410
3rd quarter	733	334	69.270	36.790
4th quarter	407	230	42.670	23.840

Fiscal year ended March 31, 2010
1st quarter	404	264	40.790	27.370

January 2009	407	290	42.670	30.000
February 2009	290	230	31.450	24.140
March 2009	302	233	29.870	23.840
April 2009	346	264	35.620	27.370
May 2009	404	305	40.790	31.730
June 2009	334	297	34.410	30.640

Notes:

1.	Prices per share of common stock are as reported by the TSE.

2.	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Offer and Listing Details” in this Item.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

The Company was incorporated in Japan under the former Commercial Code of Japan and is existing under the Companies Act. It is registered in the commercial register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

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

Under the Companies Act, the adoption of a resolution of the Board of Directors requires a majority vote of the Directors present who must in turn constitute a majority of the Directors who are entitled to vote for the resolution. Any Director who has a conflict of interest or a vested interest with respect to any given resolution cannot participate in voting for the resolution. Under the Companies Act and the articles of incorporation of the Company, the Board of Directors can dispense with holding a board meeting to approve a proposed resolution if all the Directors who are entitled to vote on it consent in writing to dispose with the meeting and to approve the proposed resolution. Under the Companies Act, each Director must refrain from engaging in any business competing with the Company unless approved by the Board of Directors.

The Companies Act provides that, under the Committee System, the Compensation Committee established within the Board of Directors determines matters relating to compensation for each Director and Executive Officer. A member of a Committee, including the Compensation Committee, cannot participate in voting for any resolution in which such member has a special interest. Therefore, a member of the Compensation Committee cannot participate in voting for any resolution relating to his/her own compensation.

There is no mandatory retirement age for the Directors required by the Companies Act or the Company’s articles of incorporation. No shares are required for a Director’s qualification under the Companies Act or the Company’s articles of incorporation.

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

Voting rights

A shareholder is generally entitled to one vote per one unit of shares, as described in this paragraph and under “Unit share system” below. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented and entitled to vote at the meeting. The Companies Act and the Company’s articles of incorporation require the election of Directors annually, and a quorum of not less than one-third of the total number of voting rights of all the shareholders who are entitled to vote. The Company’s shareholders are not entitled to cumulative voting in the election of Directors and the board is not staggered. A corporate shareholder (including a shareholder in the form of a partnership) whose voting rights are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. The Company does not have voting rights with respect to its own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with the Company’s regulations on handling shares, etc.

The Companies Act and the Company’s articles of incorporation provide that a quorum of not less than one-third of the voting rights of the shareholders who are entitled to vote must be present at a shareholders’ meeting to approve any material corporate actions such as: a reduction of the stated capital (with certain exceptions); amendment of the articles of incorporation; establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer; a dissolution, merger or consolidation; a company split; the transfer of the whole or an important part of the business; the taking over of the whole of the business of any other corporation; entering into an agreement for the leasing of entire business, entrustment of the management of the entire business or sharing the entire profit and loss with third parties; and any issuance of new shares at a “specially favorable” price (or any issuance of rights to subscribe for or acquire shares, or stock acquisition rights, with “specially favorable” conditions or of bonds or debentures with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders. At least two-thirds of the voting rights represented at the meeting must approve these actions.

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

Pursuant to the Companies Act, the Company may issue stock acquisition rights. Except where the issuance of stock acquisition rights would be on “specially favorable” terms, Executive Officers may determine the issuance of stock acquisition rights other than those for stock option purposes, which in contrast, must be approved by the Compensation Committee within the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares, or alternatively, to transfer the necessary number of existing shares held by it.

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

Unit share system

Pursuant to the Companies Act, the Company has designated 1,000 shares as one unit of shares in the articles of incorporation. Under the unit share system, a shareholder is generally entitled to one voting right for each unit of shares. Since transfers of less than one unit of the underlying shares of common stock are normally prohibited under the unit share system, under the Deposit Agreement currently in force, the right of ADS holders to surrender their ADSs and withdraw the underlying shares of common stock may only be exercised as to whole units of common stock.

Although the number of shares which constitute one unit is stipulated in the articles of incorporation, an authorized Executive Officer has the power to amend the articles of incorporation to reduce the number of shares which constitute one unit or abolish the unit share system. Pursuant to the Companies Act, the number of shares constituting one unit, however, may not exceed 1,000.

A holder of shares representing less than one unit may at any time require the Company to purchase his/her shares. These shares will be purchased at (a) the closing price of the shares reported by the TSE on the day when the request to purchase is received by the administrator of shareholders’ register or (b) if no sale takes place on the TSE on that day, the price at which sale of shares is effected on such stock exchange immediately thereafter. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

The Company’s articles of incorporation also provide that a holder of shares representing less than one unit may require the Company to sell any fractional shares it may have to such holder so that the holder can raise his/her fractional ownership up to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell is received by the administrator of shareholders’ register or (b) if no sale takes place on the TSE on that day, the closing price at which sale of shares is effected on such stock exchange immediately preceding that day. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Repurchase by the Company of its shares

The Company may repurchase shares of its common stock (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to a resolution of a general meeting of shareholders), (ii) by way of purchase from a specific shareholder other than the Company’s subsidiaries (pursuant to a special resolution of a general meeting of shareholders), or (iii) by way of purchase from the Company’s subsidiary (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company, five days prior to the relevant general meeting of shareholders, to include such shareholder as a seller in the proposed purchase.

The authorization to purchase shares of its common stock pursuant to (i) above may also be granted by a resolution of the Board of Directors pursuant to the articles of incorporation of the Company.

Any such repurchase of shares of its common stock must satisfy certain requirements, including that, in the case of a repurchase described in (i) and (ii) above, the total amount of the purchase price may not exceed the distributable amount as of the date of repurchase available for distribution of surplus. The Company may hold the shares acquired in compliance with the provisions of the Companies Act, and the Company may generally dispose of or cancel such shares in accordance with the Companies Act.

General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders within three months following the date of the end of the fiscal year in Tokyo. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be mailed to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company’s regulations on handling shares, etc., at least two weeks prior to the date of the meeting. Under the Companies Act, such notice may be given to shareholders by electronic means, with the consent by the relevant shareholders.

Generally, those shareholders of the Company registered as having rights on the register of shareholders as of the end of a given fiscal year are permitted to exercise their rights at the ordinary general meeting of shareholders concerning that fiscal year and those shareholders of the Company registered as having voting rights on the register of shareholders as of a record date properly fixed by the Company are permitted to exercise their rights at the extraordinary general meeting of shareholders.

Abolition of share certificates

The Law Concerning Central Clearing of Bonds, Shares Certificates and Other Securities of Japan (Law No. 75 of 2001, as amended) (the “Book Entry Law”), enacted in 2004, came into force on January 5, 2009 (the “Enforcement Date”). From the Enforcement Date, all Japanese companies whose shares are listed on a stock exchange in Japan, including the Company, can no longer issue share certificates. On the Enforcement Date, all share certificates issued by Japanese listed companies as of that date, including the shares of the Company, were abolished and the shares were converted to a paperless or uncertificated form.

Under a new paperless book-entry transfer system, shares held by a shareholder are electronically recorded in an account of that shareholder opened with a Book Entry Organization (furikae kikan) or an Account Management Institution (koza-kanri-kikan). Currently, Japan Securities Depository Center, Inc. (“JASDEC”) is designated as a Book Entry Organization. An Account Management Institution is a financial institution such as a bank or a securities firm operating under the Book Entry Law. The new paperless book-entry transfer system is operated by JASDEC. All the share certificates of Japanese listed companies have been voided, ceased to have any effect and cannot be traded. All shareholders who own shares must maintain a trading account to hold their shares. Any transfer of shares must be effected, not by the physical delivery of share certificates as previously mandated by law, but by electronically recording the transfer of the shares from the transferor’s account to the transferee’s account. The rights regarding voting, dividends and other shareholders rights enjoyed by a shareholder are not affected by the adoption of the paperless book-entry transfer system.

On the Enforcement Date, this new paperless book-entry transfer system replaced the depository, custody and book-entry transfer system previously operated by JASDEC.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the director general of the relevant financial bureau of Japan within five business days a report concerning such share holdings. A similar report must also be made in respect of any subsequent change of one percentage point or more in any such holding. For this purpose, shares issuable to such person upon exercise of any rights to subscribe for or acquire shares are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

There is no provision in the Company’s articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

C. Material Contracts

None.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Law”) govern certain matters relating to the issuance of equity-related securities by the Company and the acquisition and holding of shares of common stock or ADSs representing such shares by “exchange non-residents” and by “foreign investors” as hereinafter defined. The Foreign Exchange Law currently in effect does not affect the right of an exchange non-resident to purchase or sell an ADS outside Japan.

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

Acquisition of Shares

Under the Foreign Exchange Law, acquisition of shares of a Japanese company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan (“listed shares”) by an exchange non-resident from a resident of Japan is generally not subject to a prior filing requirement.

In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor (including shares held by persons who agree to act in concert with such foreign investor in connection with the exercise of shareholders’ rights) would become 10% or more of the total outstanding shares of the company, such acquisition constitutes a direct inward investment and the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company, or the Competent Ministers. In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition. More specifically, such prior filing requirement is triggered if, among other things, the company, its subsidiary or any person over which the company has the power to determine such person’s finance and business policies, is engaged in the manufacture of products related to arms, airplanes, nuclear power or space development, including the manufacturing of general purpose devices capable of being diverted for military use. Due to the nature of Hitachi’s business, including its nuclear power system business that involves the manufacture of products related to nuclear power development and other businesses, this prior filing requirement is likely to apply to the acquisition of Hitachi shares.

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

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of the Company) to shareholders who are non-Japanese corporations or Japanese non-resident individuals, except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012.

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

A “U.S. holder” is a beneficial owner of shares of common stock or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source and that, in each case, is eligible for benefits under the Treaty.

In general, a U.S. owner of ADSs will be treated as the owner of the underlying shares of common stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges ADSs for the underlying shares of common stock represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released prior to delivery of shares to the Depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

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

Dividends paid in yen will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by such U.S. holder in the case of a U.S. holder of shares of common stock or by the Depositary in the case of a U.S. holder of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Japanese income taxes withheld from cash dividends on shares of common stock or ADSs at a rate not in excess of the applicable rate under the Treaty will be creditable against a U.S. holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon such holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. holder may elect to deduct such otherwise creditable Japanese taxes in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive foreign investment company rules

The Company does not believe that it was a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its tax year ending March 31, 2009. However, since PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a share of common stock or an ADS, certain adverse tax consequences could apply to such holder.

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

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2009 and 2008, regardless of the consolidated balance sheet classification as follows.

	Carrying amount as of March 31, 2009
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				120,434	120,434
Debt securities	8,177	10,424	18,363	36,964	36,964
Other securities	301	4,634	4,760	9,695	9,695
Held-to-maturity securities	82	5	199	286	286

	Carrying amount as of March 31, 2008
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				179,883	179,883
Debt securities	44,719	15,877	26,193	86,789	86,789
Other securities	11,280	37,225	10,090	58,595	58,595
Held-to-maturity securities	259	31	199	489	489

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

The tables below provide information on Hitachi’s financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2009 and 2008. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. Cross currency swap agreements and the corresponding foreign currency denominated debt instruments are not included in the table below because all of Hitachi’s foreign currency exposure in its cash flows are eliminated.

	Forward exchange contracts as of March 31, 2009
	Expected maturity date
	2010	2011	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	140,266	—	140,266	(2,907)
Average contractual exchange rate (¥/US$)	95.71	—	95.71

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	37,569	—	37,569	948
Average contractual exchange rate (¥/Euro)	133.50	—	133.50

	Forward exchange contracts as of March 31, 2008
	Expected maturity date
	2009	2010	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	132,026	—	132,026	8,312
Average contractual exchange rate (¥/US$)	105.98	—	105.98

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	93,190	—	93,190	594
Average contractual exchange rate (¥/Euro)	157.56	—	157.56

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

	Long-term debt as of March 31, 2009
	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	70,520	116,401	60,200	44,050	105,050	80,000	476,221	471,789
Average interest rate	1.39%	1.29%	1.30%	1.28%	1.23%	1.74%	1.33%

Yen convertible debentures	100,000	—	—	—	—	40,000	140,000	131,470
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	73,763	23,287	9,647	498	—	4,969	112,164	110,809
Average interest rate	1.16%	1.31%	1.53%	1.37%	—	1.38%	1.24%

Floating rate (notes and debentures):
Yen medium term notes	11,259	6,690	10,048	6,182	2,978	5,922	43,079	43,079
Average interest rate	0.78%	0.78%	0.83%	0.87%	1.39%	1.33%	0.87%

US$ medium term notes	2,457	—	982	—	—	—	3,439	3,439
Average interest rate	1.33%	—	1.30%	—	—	—	1.32%

HK$ medium term notes	1,269	—	—	—	—	—	1,269	1,269
Average interest rate	2.45%	—	—	—	—	—	2.45%

Fixed and floating rate (loans):
Loans, principally from Banks	259,818	103,611	256,624	144,465	60,140	186,911	1,011,569	1,005,848
Average interest rate	1.34%	1.69%	1.68%	1.71%	1.89%	1.95%	1.71%

Weighted average floating rates are based on contractual interest rates as of March 31, 2009.

	Long-term debt as of March 31, 2008
	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	88,915	65,500	106,390	10,000	40,000	139,982	450,787	453,466
Average interest rate	1.31%	1.36%	1.22%	1.22%	1.20%	1.12%	1.26%

Yen convertible debentures	—	100,000	—	—	—	40,000	140,000	129,273
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	69,128	63,515	30,632	3,928	6,200	28,831	202,234	200,707
Average interest rate	1.19%	1.33%	1.60%	1.75%	1.78%	1.86%	1.41%

Floating rate (notes and debentures):
Yen debenture	3,000	—	—	—	—	—	3,000	3,000
Average interest rate	2.22%	—	—	—	—	—	2.22%

Yen medium term notes	23,991	10,440	5,790	2,844	10,303	8,985	62,353	62,353
Average interest rate	1.47%	1.06%	0.97%	1.06%	1.17%	1.76%	1.24%

US$ medium term notes	3,811	2,508	—	1,002	—	—	7,321	7,321
Average interest rate	2.80%	2.83%	—	2.80%	—	—	2.81%

HK$ medium term notes	—	1,294	—	—	—	—	1,294	1,294
Average interest rate	—	3.15%	—	—	—	—	3.15%

Fixed and floating rate (loans):
Loans, principally from Banks	190,639	286,663	58,000	142,117	114,701	130,111	922,231	916,637
Average interest rate	1.42%	1.67%	1.79%	1.72%	1.92%	1.96%	1.72%

Weighted average floating rates are based on contractual interest rates as of March 31, 2008.

	Interest rate swaps as of March 31, 2009
	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	100,648	19,650	11,800	80,000	40,000	3,000	255,098	(1,678)
Average pay rate	1.18%	1.37%	1.41%	1.39%	1.25%	1.00%	1.30%
Average receive rate	0.90%	0.94%	0.95%	0.95%	0.95%	1.00%	0.93%

Fixed to variable	12,002	7,000	1,000	1,000	—	14,000	35,002	338
Average pay rate	2.29%	0.72%	0.74%	0.74%	—	0.75%	1.20%
Average receive rate	1.72%	1.57%	1.69%	1.70%	—	1.75%	1.69%

Variable to variable	—	2,000	3,000	—	—	18,000	23,000	(16)
Average pay rate	—	0.65%	0.65%	—	—	0.63%	0.64%
Average receive rate	—	1.28%	1.30%	—	—	1.33%	1.30%

Notional amounts (US$):
Variable to fixed	2,456	1,817	—	—	—	—	4,273	(87)
Average pay rate	4.41%	3.49%	—	—	—	—	4.13%
Average receive rate	0.89%	0.52%	—	—	—	—	0.78%

Fixed to variable	1,965	—	—	—	—	—	1,965	—
Average pay rate	1.48%	—	—	—	—	—	1.48%
Average receive rate	1.52%	—	—	—	—	—	1.52%

Variable to variable	—	—	982	—	—	—	982	(22)
Average pay rate	—	—	1.02%	—	—	—	1.02%
Average receive rate	—	—	0.00%	—	—	—	0.00%

Notional amounts (ST£):
Variable to fixed	37,701	21,178	6,765	—	—	—	65,644	(2,020)
Average pay rate	5.00%	5.05%	4.79%	—	—	—	5.00%
Average receive rate	2.45%	2.83%	3.72%	—	—	—	2.64%

Notional amounts (HK$):
Variable to fixed	3,801	6,398	1,647	4,092	2,281	—	18,219	(791)
Average pay rate	3.67%	3.64%	3.15%	3.52%	1.96%	—	3.48%
Average receive rate	0.87%	0.88%	0.86%	0.87%	0.84%	—	0.87%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2009.

	Interest rate swaps as of March 31, 2008
	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	16,140	107,128	3,750	2,500	60,000	—	189,518	(916)
Average pay rate	1.16%	1.12%	1.49%	1.48%	1.47%	—	1.26%
Average receive rate	1.10%	1.06%	1.08%	1.07%	1.06%	—	1.08%

Fixed to variable	8,500	12,002	7,000	1,000	2,000	15,000	45,502	(27)
Average pay rate	1.08%	1.16%	0.93%	0.95%	0.95%	0.96%	1.04%
Average receive rate	1.63%	1.64%	1.45%	1.52%	1.57%	1.61%	1.58%

Variable to variable	—	3,000	2,000	3,000	2,500	18,000	28,500	(27)
Average pay rate	—	0.88%	0.86%	0.86%	0.85%	0.85%	0.87%
Average receive rate	—	1.45%	1.46%	1.47%	1.50%	1.52%	1.47%

Notional amounts (US$):
Variable to fixed	17,534	2,808	—	—	—	—	20,342	(702)
Average pay rate	5.24%	4.94%	—	—	—	—	5.20%
Average receive rate	3.13%	3.19%	—	—	—	—	3.14%

Fixed to variable	9,178	—	—	—	—	—	9,178	(12)
Average pay rate	2.82%	—	—	—	—	—	2.82%
Average receive rate	2.36%	—	—	—	—	—	2.36%

Variable to variable	—	—	—	1,002	—	—	1,002	(24)
Average pay rate	—	—	—	2.39%	—	—	2.39%
Average receive rate	—	—	—	4.99%	—	—	4.99%

Notional amounts (ST£):
Variable to fixed	62,521	47,482	19,262	—	—	—	129,265	(420)
Average pay rate	5.48%	5.52%	5.77%	—	—	—	5.52%
Average receive rate	5.79%	5.78%	5.68%	—	—	—	5.78%

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

Evaluation of Disclosure Controls and Procedures

As of March 31, 2009, the Company, under the supervision and with the participation of the Company’s management, including its President and Chief Executive Officer and principal financial officer performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s President and Chief Executive Officer and principal financial officer concluded that the Company’s disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) of the Securities Exchange Act of 1934 and to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to the Company and its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and its principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s management including its President and Chief Executive Officer and its principal financial officer concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, the Company’s management concluded that, as of March 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s independent registered public accounting firm has issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included in “Item 17. Financial Statements.”

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table shows fees for audit and other services rendered by Hitachi’s principal accountant for fiscal 2007 and 2008.

	Fiscal 2007	Fiscal 2008
	(Millions of yen)
Audit Fees	4,957	4,686
Audit-Related Fees	82	59
Tax Fees	108	116
All Other Fees	0	0

Total	5,147	4,861

Notes:

1.	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

2.	Ernst & Young ShinNihon LLC served as Hitachi’s principal accountant for fiscal 2007 and fiscal 2008.

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

The Company currently does not have any publicly announced repurchase plans or programs. The purchases shown below include the purchase of less-than-one-unit shares from less-than-one-unit shareholders pursuant to the Companies Act.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (Shares)		(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (Shares)
April 1, 2008 - April 30, 2008	47,676		648.44	—	—
May 1, 2008 - May 31, 2008	81,166		717.99	—	—
June 1, 2008 - June 30, 2008	200,726		771.64	—	—
July 1, 2008 - July 31, 2008	182,707		768.41	—	—
August 1, 2008 - August 31, 2008	169,522		801.72	—	—
September 1, 2008 - September 30, 2008	121,054		771.73	—	—
October 1, 2008 - October 31, 2008	71,726		617.96	—	—
November 1, 2008 - November 30, 2008	44,973		463.17	—	—
December 1, 2008 - December 31, 2008	270,377		399.41	—	—
January 1, 2009 - January 31, 2009	53,661		346.50	—	—
February 1, 2009 - February 28, 2009	44,955		271.44	—	—
March 1, 2009 - March 31, 2009	88,609	*	255.24	—	—

Total	1,377,152	*	610.22	—	—

*	These figures do not include 123,074 shares of the Company’s common stock held by Hitachi Koki, which as a result of becoming a consolidated subsidiary of the Company in March 2009 are included in treasury stock in the Company’s consolidated financial statements. Under Japanese law, Hitachi Koki is required to dispose of such stock within a reasonable amount of time.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. The Company’s Board of Directors consists of 12 members, five of whom are “outside directors,” as defined under the Companies Act. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Companies Act nor the Company’s articles of incorporation require the Company’s non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. The Company’s nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Companies Act, while the Company’s audit committee complies with the NYSE Standards.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Refer to the consolidated financial statements contained in this annual report on Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Hitachi has filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 23, 2009 (English Translation)

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on May 18, 2009 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on April 1, 2009 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on June 20, 2008 (file no. 001-08320))

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

Hitachi, Ltd.
(Registrant)

Date: July 27, 2009	By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 23, 2009 (English Translation)

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on May 18, 2009 (English Translation)

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on April 1, 2009 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on June 20, 2008 (file no. 001-08320))

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HITACHI, LTD. AND SUBSIDIARIES

Page Number
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements of Hitachi, Ltd. and Subsidiaries:

Consolidated Balance Sheets as of March 31, 2009 and 2008	F-5

Consolidated Statements of Operations for the years ended March 31, 2009, 2008 and 2007	F-7

Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2009, 2008 and 2007	F-8

Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2008 and 2007	F-10

Notes to Consolidated Financial Statements	F-11

Schedule:

Schedule II Valuation and Qualifying Accounts for the years ended March 31, 2009, 2008 and 2007	F-80

All other schedules are omitted as permitted by the rules and regulations of the SEC, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

*******************************************************************************

Page Number
Consolidated Financial Statements of Renesas Technology Corp. and Subsidiaries	A-1

Report of Independent Auditors	A-36

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Renesas Technology Corp., an equity method affiliate of the Company. The consolidated financial statements of Renesas Technology Corp. contained herein, which are as of March 31, 2008 and 2009 and for each of the three years in the period ended March 31, 2009, have been prepared in accordance with accounting principles generally accepted in Japan. The Company’s equity in the income (loss) before income taxes of Renesas Technology Corp. exceeded 20%, but did not exceed 30%, of such income (loss) of the Company and its subsidiaries for the year ended March 31, 2009, while such percentage for each of the years ended March 31, 2007 and 2008 did not exceed 20%. The Company’s investments in and advances to Renesas Technology Corp. did not exceed 20% of the total assets of the Company and its subsidiaries as of any of March 31, 2007, 2008 or 2009. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, of the consolidated financial statements of Renesas Technology Corp. contained herein, only those as of and for the year ended March 31, 2009 have been audited in accordance with auditing standards generally accepted in the United States.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

The Company’s consolidated financial statements do not disclose segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” In our opinion, disclosure of segment information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of segment information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 (i), “Property, Plant and Equipment,” effective April 1, 2007, the Company elected to change to the 250% declining balance depreciation method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hitachi, Ltd.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 23, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited Hitachi Ltd.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hitachi Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hitachi, Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009, and our report dated June 23, 2009 stated that, except for the omission of segment information required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information,” the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 23, 2009

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2008

	Yen (millions)
	2009	2008
Assets
Current assets:
Cash and cash equivalents	807,926	560,960
Short-term investments (note 3)	8,654	61,289

Trade receivables:
Notes (notes 6 and 16)	106,063	165,154
Accounts (note 6)	2,073,701	2,405,478
Allowance for doubtful receivables	(46,486)	(40,847)

Net trade receivables	2,133,278	2,529,785

Investments in leases (notes 5 and 6)	170,340	136,119
Inventories (note 4)	1,456,271	1,441,024
Prepaid expenses and other current assets (note 8)	488,930	672,578

Total current assets	5,065,399	5,401,755

Investments and advances, including affiliated companies (note 3)	693,487	1,042,657
Property, plant and equipment (note 5):
Land	464,935	478,620
Buildings	1,915,992	1,848,105
Machinery and equipment	5,640,623	5,770,457
Construction in progress	86,842	93,137

	8,108,392	8,190,319
Less accumulated depreciation	5,714,446	5,536,401

Net property, plant and equipment	2,393,946	2,653,918

Other assets (notes 5, 7, 8 and 10)	1,250,877	1,432,517

Total assets	9,403,709	10,530,847

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

March 31, 2009 and 2008

	Yen (millions)
	2009	2008
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 9)	998,822	723,020
Current portion of long-term debt (notes 5 and 9)	531,635	386,879

Trade payables:
Notes	39,811	66,265
Accounts	1,138,770	1,601,413
Accrued expenses (notes 10 and 16)	878,454	901,546
Income taxes (note 8)	24,689	101,599
Advances received	386,519	412,642
Other current liabilities (note 8)	623,204	559,535

Total current liabilities	4,621,904	4,752,899

Long-term debt (notes 5 and 9)	1,289,652	1,421,607
Retirement and severance benefits (note 10)	1,049,597	822,440
Other liabilities (note 8)	263,204	220,781

Total liabilities	7,224,357	7,217,727

Minority interests	1,129,401	1,142,508

Stockholders’ equity:
Common stock 3,368,126,056 shares issued (notes 9 and 11)	282,033	282,033
Capital surplus (note 11)	560,066	555,410
Legal reserve and retained earnings (note 12)	820,440	1,626,497
Accumulated other comprehensive loss (note 14)	(586,351)	(267,198)
Treasury stock, at cost (note 13)	(26,237)	(26,130)

Total stockholders’ equity	1,049,951	2,170,612

Commitments and contingencies (note 16)
Total liabilities and stockholders’ equity	9,403,709	10,530,847

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Revenues:
Product sales	9,076,913	10,262,690	9,271,456
Financial and other services	923,456	964,045	976,447

Total revenues	10,000,369	11,226,735	10,247,903
Cost of sales:
Product sales	(7,153,228)	(8,080,728)	(7,392,146)
Financial and other services	(662,952)	(696,929)	(696,225)

Total cost of sales	(7,816,180)	(8,777,657)	(8,088,371)
Selling, general and administrative expenses	(2,057,043)	(2,103,562)	(1,977,020)

Impairment losses for long-lived assets (note 17)	(128,400)	(87,549)	(9,918)
Restructuring charges (note 18)	(22,927)	(18,110)	(3,983)
Interest income	19,177	31,501	25,914
Dividends income	8,544	6,031	6,063
Gains on sales of stock by subsidiaries or affiliated companies (note 20)	360	3,846	12,034
Other income (note 19)	5,203	101,169	47,687
Interest charges	(33,809)	(42,448)	(37,794)
Other deductions (note 19)	(102,960)	(37,760)	(31,466)
Equity in net earnings (loss) of affiliated companies	(162,205)	22,586	11,289

Income (loss) before income taxes and minority interests	(289,871)	324,782	202,338

Income taxes (note 8)	(505,249)	(272,163)	(162,814)

Income (loss) before minority interests	(795,120)	52,619	39,524

Minority interests	7,783	(110,744)	(72,323)

Net loss	(787,337)	(58,125)	(32,799)

	Yen
Net loss per share (note 21):
Basic	(236.86)	(17.48)	(9.84)
Diluted	(236.87)	(17.77)	(9.87)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Common stock (notes 9 and 11):
Balance at beginning and end of year	282,033	282,033	282,033

Capital surplus (note 11):
Balance at beginning of year	555,410	560,796	561,484
Change in capital surplus:
Increase (decrease) arising from equity transactions, net transfer of minority interests, and other	4,843	(5,457)	(3,293)
Sales of treasury stock	(187)	71	153
Stock exchange for acquisition (note 13)	—	—	2,452

Total change in capital surplus	4,656	(5,386)	(688)

Balance at end of year	560,066	555,410	560,796

Legal reserve and retained earnings (note 12):
Balance at beginning of year	1,626,497	1,713,757	1,778,203
Change in legal reserve and retained earnings:
Increase (decrease) arising from equity transactions, net transfer of minority interests, and other	1,224	(9,186)	(3,329)
Net loss	(787,337)	(58,125)	(32,799)
Cash dividends	(19,944)	(19,949)	(28,318)

Total change in legal reserve and retained earnings	(806,057)	(87,260)	(64,446)

Balance at end of year	820,440	1,626,497	1,713,757

Accumulated other comprehensive loss (note 14):
Balance at beginning of year	(267,198)	(88,450)	(95,997)
Change in accumulated other comprehensive loss:
Increase arising from equity transactions, net transfer of minority interests, and other	785	376	720
Other comprehensive income (loss), net of reclassification adjustments	(319,938)	(179,124)	29,246
Adjustment to initially apply SFAS No. 158 (note 10)	—	—	(22,419)

Total change in accumulated other comprehensive loss	(319,153)	(178,748)	7,547

Balance at end of year	(586,351)	(267,198)	(88,450)

Treasury stock, at cost (note 13):
Balance at beginning of year	(26,130)	(25,339)	(17,950)
Change in treasury stock, at cost:
Acquisition of treasury stock	(858)	(1,145)	(12,000)
Sales of treasury stock	751	354	748
Stock exchange for acquisition	—	—	3,863

Total change in treasury stock, at cost	(107)	(791)	(7,389)

Balance at end of year	(26,237)	(26,130)	(25,3311.759)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Total stockholders’ equity:
Balance at beginning of year	2,170,612	2,442,797	2,507,773
Change in total stockholders’ equity:
Increase (decrease) arising from equity transactions, net transfer of minority interests, and other	6,852	(14,267)	(5,902)
Net loss	(787,337)	(58,125)	(32,799)
Other comprehensive income (loss), net of reclassification adjustments	(319,938)	(179,124)	29,246
Adjustment to initially apply SFAS No. 158 (note 10)	—	—	(22,419)
Cash dividends	(19,944)	(19,949)	(28,318)
Acquisition of treasury stock	(858)	(1,145)	(12,000)
Sales of treasury stock	564	425	901
Stock exchange for acquisition	—	—	6,315

Total change in total stockholders’ equity	(1,120,661)	(272,185)	(64,976)

Balance at end of year	1,049,951	2,170,612	2,442,797

Comprehensive loss (note 14):
Net loss	(787,337)	(58,125)	(32,799)
Other comprehensive income (loss) arising during the year:
Foreign currency translation adjustments	(110,899)	(48,605)	21,764
Minimum pension liability adjustments	—	—	22,030
Pension liability adjustments	(184,153)	(74,758)	—
Net unrealized holding gain on available-for-sale securities	(22,855)	(55,310)	(14,744)
Cash flow hedges	(2,031)	(451)	196

Total other comprehensive income (loss) arising during the year	(319,938)	(179,124)	29,246

Comprehensive loss	(1,107,275)	(237,249)	(3,553)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
Cash flows from operating activities (note 23):
Net loss	(787,337)	(58,125)	(32,799)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	478,759	541,470	472,175
Amortization	178,164	146,136	149,823
Impairment losses for long-lived assets	128,400	87,549	9,918
Deferred income taxes	403,968	84,587	20,514
Equity in net (earnings) loss of affiliated companies	162,205	(22,586)	(11,289)
Gain on sale of investments and subsidiaries’ common stock	(1,353)	(94,798)	(53,240)
Impairment of investments in securities	45,016	14,411	8,309
Loss on disposal of rental assets and other property	24,483	13,424	31,590
Income (loss) applicable to minority interests	(7,783)	110,744	72,323
Decrease in receivables	342,008	47,843	52,599
Increase in inventories	(57,206)	(107,546)	(212,028)
(Increase) decrease in prepaid expenses and other current assets	12,772	(32,763)	(80,172)
Increase (decrease) in payables	(359,230)	42,453	104,987
Decrease in accrued expenses and retirement and severance benefits	(27,050)	(38,303)	(21,166)
Increase (decrease) in accrued income taxes	(76,343)	12,841	18,623
Increase in other liabilities	39,711	61,041	38,470
Net change in inventory-related receivables from financial services	2,117	(11,392)	(9,819)
Other	57,646	(5,149)	56,224

Net cash provided by operating activities	558,947	791,837	615,042

Cash flows from investing activities (note 23):
(Increase) decrease in short-term investments	50,811	(25,437)	25,054
Capital expenditures	(422,109)	(474,344)	(497,771)
Purchase of assets to be leased	(307,314)	(365,989)	(441,614)
Collection of investments in leases	234,984	311,321	318,063
Proceeds from disposal of rental assets and other property	46,511	63,067	43,982
Proceeds from sale of investments and subsidiaries’ common stock	58,260	161,442	69,842
Purchase of investments and subsidiaries’ common stock	(56,637)	(254,569)	(169,530)
Purchase of software	(132,181)	(126,453)	(123,876)
Other	(22,333)	73,344	(10,320)

Net cash used in investing activities	(550,008)	(637,618)	(786,170)

Cash flows from financing activities (note 23):
Increase (decrease) in short-term debt, net	314,899	(200,018)	93,917
Proceeds from long-term debt	467,341	404,190	380,646
Payments on long-term debt	(441,550)	(381,069)	(309,204)
Proceeds from sale of common stock by subsidiaries	900	42,307	23,078
Dividends paid to stockholders	(19,826)	(19,889)	(28,243)
Dividends paid to minority stockholders of subsidiaries	(28,406)	(25,787)	(20,761)
Acquisition of subsidiaries’ common stock for treasury	(8,693)	(4,570)	(7,075)
Acquisition of common stock for treasury	(841)	(1,145)	(12,000)
Proceeds from sales of treasury stock	564	425	901

Net cash provided by (used in) financing activities	284,388	(185,556)	121,259

Effect of exchange rate changes on cash and cash equivalents	(46,361)	(25,569)	9,480

Net increase (decrease) in cash and cash equivalents	246,966	(56,906)	(40,389)
Cash and cash equivalents at beginning of year	560,960	617,866	658,255

Cash and cash equivalents at end of year	807,926	560,960	617,866

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

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

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

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose fiscal year-end differs from March 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 – 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of three months or less when purchased to be cash equivalents.

F-11	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Allowance for Doubtful Receivables

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

A decline in fair value of any available-for-sale security, held-to-maturity security or cost-method investment below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each quarter period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investments. Factors considered in determining whether an impairment of an available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of a held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

F-12	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a continuous basis, but no less frequently than at the end of each quarter period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive loss into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated. Initially recorded at allocated carrying amount in the period of securitizations, the amount of retained interests that can contractually be prepaid or otherwise settled in such a way that the holder would not recover all of its recorded interests is subsequently recorded at fair value as of the balance sheet date in the same manner for the available-for-sale securities.

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

F-13	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, mainly over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 12 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

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

F-14	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test mainly during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment test consists of two steps. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company has certain operating segments and, in identifying the reporting unit for the purpose of testing goodwill for impairment, considers disaggregating those operating segments into economically dissimilar components based on specific facts and circumstances, especially the level at which performance of the operating segments are reviewed, how many businesses are included in the operating segments, and the economic similarity of those businesses. In assigning goodwill to reporting units, the Company considers which reporting units are expected to benefit from the synergies of the combination in a manner similar to how the amount of goodwill is recognized in a business combination. The Company determines the fair value of its reporting units mainly using an income approach (i.e., present value technique). When determining such fair value, the Company may, however, also use the fair value of that unit based on a comparison of comparable publicly traded companies or based on that unit’s stand-alone market capitalization. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company performs the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The principal estimated useful lives are as follows:

Software	1 to 10 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k)	Capitalized Software Costs

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

The Company reviews the carrying value of long-lived assets or a related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset or asset group exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition.

F-15	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” Actuarial gains and losses and prior service benefit and cost included in accumulated other comprehensive loss are amortized using the straight-line method over the average remaining service period of active employees. Prior to the adoption of the recognition provisions of SFAS No. 158 on March 31, 2007, unrecognized actuarial gains and losses and unrecognized prior service benefit and cost were amortized using the straight-line method over the average remaining service period of active employees.

(n)	Environmental Liabilities

The cost for environmental remediation liabilities is accrued when it is probable that the Company incurs environmental assessments or cleanup costs and the amounts can be reasonably estimated. The cost for liabilities is estimated based on the circumstances, the available information and current law, and the liabilities are not discounted to their present values.

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

The Company designates and accounts for hedging derivatives as follows:

•

“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitments and the related derivatives are both recorded in earnings if the hedge is considered highly effective.

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

F-16	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Revenue Recognition

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

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue in the consolidated statements of operations. In addition, it is the Company’s policy to accrue reasonably and reliably estimated price adjustments at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

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

F-17	(Continued)

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

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists primarily of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed or determinable and collectibility is reasonably assured. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized using the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time-based service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. If historical data shows that the accrual of service cost is not fixed and the service is rendered in proportion to the accrual of the cost for the service, revenue is recognized based on the pattern of the cost accrual. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(q)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

(r)	Advertising

Advertising costs are expensed as incurred.

F-18	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Research and Development Costs

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

F-19	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(w)	Net Income Per Share

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

(y)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards about how a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. Certain foreign private issuers (FPIs) are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on the provisions of SFAS No. 131. However, in September 2008, SEC issued its “Foreign Issuer Reporting Enhancements” (FIRE) rule. The FIRE rule eliminates an instruction to the Form 20-F that is filed under the Securities Exchange Act of 1934 that permitted certain FPIs to omit segment disclosures required by SFAS No. 131, as well as other enhancements. This aspect of the FIRE rule regarding elimination of ability to omit segment disclosures is effective for fiscal years ending on or after December 15, 2009.

(z)	Guarantees

The Company recognizes, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

F-20	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

(ab)	Fair Value Measurement

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” on April 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. For the determination of fair value, the Company considers the principal or most advantageous market where the Company would transact and considers assumptions that market participants would use in pricing the asset or liability. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-2 defers the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

(ac)	New Accounting Standards

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

SFAS No. 157, “Fair Value Measurements” is effective for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for non-recurring valuations of non-financial assets and non-financial liabilities such as those used in measuring impairments of goodwill, other intangible assets, other long-lived assets and fair value measurements of non-financial assets acquired and non-financial liabilities assumed in business combinations consummated after the effective date. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations.

F-21	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement).” This FSP requires that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirements must be applied retrospectively to all periods presented. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” This FSP modifies the existing model for recognition and measurement of impairment for debt securities. Under this FSP, an other-than-temporary impairment is triggered when there is an intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security. Additionally, this FSP changes the presentation of an other-than-temporary impairment in the statement of operations for those impairments involving credit losses when the holder does not intend to sell the security and it is not more likely than not that the holder will be required to sell the security before recovery of its amortized cost basis. The credit loss component will be recognized in earnings and the remainder of the impairment will be recorded in other comprehensive income or loss. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations, but has not elected to early adopt its provisions.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and applied prospectively, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations, but has not elected to early adopt its provisions.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” This statement provides general standards of accounting for and disclosure of events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This statement also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This statement is effective for interim or annual reporting periods ending after June 15, 2009. SFAS No. 165 is not expected to have a material effect on the consolidated financial position or results of operations.

F-22	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140.” This statement removes the concept of a qualifying special-purpose entity from SFAS No. 140 and the exception from applying FASB Interpretation No. 46 (revised December 2003) to qualifying special-purpose entities. This statement modifies the financial-components approach used in SFAS No. 140, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. This statement also requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” This statement amends FASB Interpretation No. 46 (revised December 2003) and establishes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This statement also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position and results of operations.

(ad)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

Equity in net earnings (loss) of affiliated companies, which was previously included in other income and other deductions in the consolidated statements of operations, has been reclassified to be presented separately to conform to the current year presentation.

F-23	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Investments in securities:
Available-for-sale securities	8,478	55,999
Held-to-maturity securities	82	259
Trading securities	94	5,031

	8,654	61,289

Investments and advances, including affiliated companies as of March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Investments in securities:
Available-for-sale securities	158,615	269,268
Held-to-maturity securities	204	230
Cost-method investments	53,325	54,898
Investments in affiliated companies	309,429	555,470
Advances and other	171,914	162,791

	693,487	1,042,657

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2009 and 2008.

	Yen (millions)
	2009				2008
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	8,192	10	25	8,177	44,801	4	86	44,719
Other securities	301	4	4	301	11,289	6	15	11,280

	8,493	14	29	8,478	56,090	10	101	55,999
Investments and advances:
Equity securities	89,965	34,800	4,331	120,434	105,857	79,830	5,804	179,883
Debt securities	28,225	1,344	782	28,787	41,357	1,377	664	42,070
Other securities	9,373	93	72	9,394	47,387	253	325	47,315

	127,563	36,237	5,185	158,615	194,601	81,460	6,793	269,268

	136,056	36,251	5,214	167,093	250,691	81,470	6,894	325,267

F-24	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2009 and 2008.

	Yen (millions)
	2009				2008
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	1,288	9	279	16	8,170	17	10,231	69
Other securities	—	—	—	4	95	15	—	—

	1,288	9	279	20	8,265	32	10,231	69
Investments and advances:
Equity securities	21,836	3,092	4,336	1,239	12,961	4,992	2,528	812
Debt securities	3,927	318	10,220	464	7,308	416	10,222	248
Other securities	995	67	27	5	3,330	223	1,001	102

	26,758	3,477	14,583	1,708	23,599	5,631	13,751	1,162

	28,046	3,486	14,862	1,728	31,864	5,663	23,982	1,231

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from the sale of available-for-sale securities for the years ended March 31, 2009, 2008 and 2007 were ¥60,063 million, ¥38,264 million and ¥83,513 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2009, 2008 and 2007 were ¥2,017 million, ¥10,137 million and ¥43,267 million, respectively, while the gross realized losses on the sale of those securities for the years ended March 31, 2009, 2008 and 2007 were ¥1,029 million, ¥107 million and ¥176 million, respectively. In addition, during the year ended March 31, 2008, the Company contributed certain available-for-sale securities, with an aggregate fair value of ¥42,240 million, to a pension fund trust. Gross realized gain on the contribution for the year ended March 31, 2008 was ¥21,040 million, which has been included in other income in the accompanying consolidated statement of operations.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the years ended March 31, 2009, 2008 and 2007 that relate to trading securities still held at the balance sheet date were losses of ¥352 million and ¥144 million and a gain of ¥2,684 million, respectively, and were classified as other deductions for the years ended March 31, 2009 and 2008 and other income for the year ended March 31, 2007 in the consolidated statements of operations.

F-25	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of March 31, 2009 are as follows:

	Yen (millions)
	Held-to-maturity	Available-for-sale	Total
Due within five years	5	15,058	15,063
Due after five years through ten years	199	3,923	4,122
Due after ten years	—	19,200	19,200

	204	38,181	38,385

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2009 and 2008 were ¥51,197 million and ¥51,131 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2009 and 2008, were ¥13,630 million and ¥130,018 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2009 and 2008 were ¥13,452 million and ¥94,971 million, respectively.

As of March 31, 2009 and 2008, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥17,452 million and ¥17,230 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2009 and 2008, equity-method goodwill included in investments in certain affiliated companies aggregated ¥43,015 million and ¥49,414 million, respectively.

The major component of equity-method goodwill recorded during the year ended March 31, 2008 was related to the acquisition of the interests in GE-Hitachi Nuclear Energy Holdings, LLC.

F-26	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Summarized combined financial information relating to affiliated companies, including Renesas Technology Corp. and IPS Alpha Technology, Ltd., accounted for by the equity method is as follows:

	Yen (millions)
	2009	2008
Current assets	1,056,487	1,531,596
Non-current assets	810,645	1,141,798
Current liabilities	1,017,319	1,217,092
Non-current liabilities	313,891	367,009

	Yen (millions)
	2009	2008	2007
Revenues	2,442,987	2,816,109	2,574,034
Gross profit	203,343	478,634	394,762
Net income (loss)	(395,428)	49,659	24,664
The balances and transactions with affiliated companies accounted for by the equity method are as follows:
	Yen (millions)
	2009	2008
Trade receivables	99,074	137,345
Investments in leases	15,977	6,903
Trade payables	48,168	86,690

	Yen (millions)
	2009	2008	2007
Revenues	469,629	597,942	589,103
Purchases	356,400	412,682	379,772

(4)	Inventories

Inventories as of March 31, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2009	2008
Finished goods	617,526	553,344
Work in process	610,297	665,106
Raw materials	228,448	222,574

	1,456,271	1,441,024

F-27	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2009 amounted to ¥1,932,712 million and ¥1,646,206 million, respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2009 and the future minimum lease receivables of financing leases as of March 31, 2008:

	Yen (millions)
	2009
Years ending March 31	Financing leases	Operating leases
2010	174,713	42,872
2011	139,693	29,662
2012	96,570	18,453
2013	59,505	9,192
2014	30,503	3,342
Thereafter	74,366	3,287

Total minimum payments to be received	575,350	106,808

Unguaranteed residual values	74,870
Amount representing executory costs	(32,803)
Unearned income	(41,161)
Allowance for doubtful receivables	(3,778)

Net investment in financing leases	572,478
Less current portion of net investment in financing leases, included in investments in leases	170,340

Long-term net investment in financing leases, included in other assets	402,138

F-28	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Yen (millions)
2008
Financing Leases
Total minimum payments to be received	447,766
Unguaranteed residual values	79,024
Amount representing executory costs	(24,467)
Unearned income	(35,172)
Allowance for doubtful receivables	(3,765)

Net investment in financing leases	463,386
Less current portion of net investment in financing leases, included in investments in leases	136,119

Long-term net investment in financing leases, included in other assets	327,267

The Company and certain subsidiaries lease certain buildings, manufacturing machinery and equipment used in their operations. The amount of leased assets at cost under capital leases as of March 31, 2009 and 2008 amounted to ¥37,846 million and ¥41,017 million, respectively, and accumulated depreciation as of March 31, 2009 and 2008 amounted to ¥18,993 million and ¥22,151 million, respectively. Amortization of assets under capital leases is included in depreciation expense.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2009:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2010	13,180	15,030
2011	9,004	10,409
2012	4,763	8,663
2013	2,722	7,485
2014	1,263	6,604
Thereafter	4,869	24,255

Total minimum lease payments	35,801	72,446

Amount representing executory costs	(493)
Amount representing interest	(1,762)

Present value of net minimum lease payments	33,546
Less current portion of capital lease obligations	12,549

Long-term capital lease obligations	20,997

F-29	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used both Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. The securitization transactions they engage in are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. They do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs relate to the securitization activities: assisting in the formation and financing of an entity, providing recourse, servicing the assets and receiving fees for services provided.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, the Company’s subsidiaries retain subordinated interests in the transferred assets. In other transactions, investors have recourse with a scope that is considerably limited.

Most of the transactions transferring lease and mortgage loans receivable utilize securitization trusts. In those transactions, certain subsidiaries initially transfer the receivables to trusts that satisfy the conditions of Qualifying SPEs (QSPEs), and receive the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transfer the interests to and receive cash as consideration from SPEs that are not QSPEs, as a part of off-balance sheet arrangements.

The rest of these financial assets, consisting mainly of trade receivables, are transferred to QSPEs established by certain of the Company’s subsidiaries in the Cayman Islands. In those transactions, the Company and certain subsidiaries receive cash as consideration from QSPEs that are funded through the issuance of asset-backed securities or other borrowings from investors that are secured by the transferred assets. The Company and certain subsidiaries retain subordinated interests in the transferred assets relating to these transactions, or otherwise investors have recourse with considerably limited scope. Furthermore, the Company and certain subsidiaries retain servicing responsibility, and certain of the Company’s subsidiaries provide credit facilities to QSPEs in accordance with the service agency business contracts from which temporary payments on behalf of such QSPEs are made.

As of March 31, 2009, the Company and its subsidiaries have three QSPEs with outstanding balances of transferred receivables. The total amount of their assets was ¥164,863 million as of March 31, 2009. The Company and its subsidiaries do not hold any of the voting shares issued by those QSPEs, and none of the directors of those QSPEs are executives or employees of the Company or its subsidiaries. Additionally, the QSPEs also purchase receivables from third-party customers.

F-30	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The transferred assets have similar risks and characteristics to the Company’s and subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

Hitachi Capital Corporation and certain other financing subsidiaries sold lease receivables to SPEs that are not QSPEs. For the years ended March 31, 2009, 2008 and 2007, net gains recognized on the sale of these lease receivables amounted to ¥13,975 million, ¥17,440 million and ¥17,475 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs during the years ended March 31, 2009, 2008 and 2007:

	Yen (millions)
	2009	2008	2007
Proceeds from transfer of lease receivables	254,211	310,898	327,741
Servicing fees received	78	78	60
Purchases of delinquent or ineligible assets	(46,760)	(26,610)	(32,299)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the years ended March 31, 2009 and 2008 is as follows:

	Yen (millions)
		2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,172,350	218	1,779
Assets transferred	(599,872)

Assets held in portfolio	572,478

F-31	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
		2008
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,140,244	183	957
Assets transferred	(676,858)

Assets held in portfolio	463,386

As of March 31, 2009 and 2008, the amount of the subordinated interests measured at fair value relating to these securitizations of lease receivables was ¥87,247 million and ¥96,616 million, respectively.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of lease receivables as of March 31, 2009 and 2008 are as follows:

	2009	2008
Weighted average life (in years)	3.3	3.4
Expected credit loss	0.00-0.03%	0.00-0.03%
Discount rate	0.80-1.16%	0.80-1.00%

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions as of March 31, 2009 and 2008 is as follows:

	Yen (millions)
	2009	2008
Expected credit loss:
Impact on fair value of 10% adverse change	(234)	(219)
Impact on fair value of 20% adverse change	(468)	(439)
Discount rate:
Impact on fair value of 10% adverse change	(265)	(200)
Impact on fair value of 20% adverse change	(528)	(402)

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to QSPEs and SPEs that are not QSPEs. During the years ended March 31, 2009, 2008 and 2007, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥884,953 million, ¥1,097,778 million and ¥1,501,908 million, respectively, and net losses recognized on those transfers were ¥4,245 million, ¥5,913 million and ¥7,030 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

F-32	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the year ended March 31, 2009 is as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	1,003,491	11,079	5,202
Assets transferred	(269,685)

Assets held in portfolio	733,806

As of March 31, 2009, the amount of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable was ¥20,807 million.

A portion of these trade receivables excluding mortgage loans receivable was transferred to QSPEs. The aggregate cash received and paid from the QSPEs for the year ended March 31, 2009 and the outstanding balance as of March 31, 2009 are summarized as follows:

Yen (millions)
Proceeds from transfer of trade receivables	490,647
Net loss recognized on those transfers	(993)
Outstanding balance of transferred receivables	98,214

Hitachi Capital Corporation sold mortgage loans receivable to SPEs that are not QSPEs. For the years ended March 31, 2009 and 2008, no proceeds from the transfer of mortgage loans receivable were recorded. For the year ended March 31, 2007, proceeds from the transfer of mortgage loans receivable was ¥32,600 million. The subsidiary retained servicing responsibilities but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

F-33	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit loss, and components of mortgage loans receivable subject to transfer and other assets managed together as of and for the year ended March 31, 2009 is as follows:

	Yen (millions)
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	247,058	0	69
Assets transferred	(232,553)

Assets held in portfolio	14,505

As of March 31, 2009, the amount of the subordinated interests measured at fair value and retained relating to securitizations of mortgage loans receivable was ¥36,218 million.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of mortgage loans receivable as of March 31, 2009 are as follows:

2009
Weighted average life (in years)	11.4
Expected credit loss	0.01%
Discount rate	1.76-2.03%
Prepayment rate	1.00%

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions are as follows:

Yen (millions)
2009
Expected credit loss:
Impact on fair value of 10% adverse change	(126)
Impact on fair value of 20% adverse change	(253)
Discount rate:
Impact on fair value of 10% adverse change	(619)
Impact on fair value of 20% adverse change	(1,225)
Prepayment rate:
Impact on fair value of 10% adverse change	(402)
Impact on fair value of 20% adverse change	(756)

The sensitivities presented in this note are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above tables, the effect of a variation in a particular assumption of the fair value of the interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

F-34	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2009, 2008 and 2007 amounted to ¥168,911 million, ¥167,397 million and ¥181,226 million, respectively, and related amortization expense during the years ended March 31, 2009, 2008 and 2007 amounted to ¥178,164 million, ¥146,136 million and ¥149,823 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the years ended March 31, 2009, 2008 and 2007 were ¥85,841 million, ¥49,180 million and ¥58,043 million, respectively.

Intangible assets other than goodwill included in other assets as of March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009			2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Software	659,097	549,079	110,018	511,091	402,858	108,233
Software for internal use	445,098	311,220	133,878	537,258	346,812	190,446
Patents	103,489	75,456	28,033	120,429	70,990	49,439
Other	132,926	92,834	40,092	120,168	83,951	36,217

	1,340,610	1,028,589	312,021	1,288,946	904,611	384,335

Indefinite-lived intangible assets	8,644	—	8,644	8,428	—	8,428

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2010	93,628
2011	72,111
2012	54,639
2013	31,113
2014	21,786

F-35	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in the carrying amount of goodwill, which is included in other assets, for the years ended March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Balance at beginning of the year	159,039	148,431
Acquired during the year	8,859	26,154
Impairment loss	(24,560)	(7,448)
Translation adjustment and other	(8,908)	(8,098)

Balance at end of the year	134,430	159,039

Mainly due to a large decline in global demand for automobiles in the Automotive Industry reporting units within the Power and Industrial Systems division, operating profits and cash flows were lower than expected. Based on that trend, the earnings forecast for the next three years was revised, and as such, the Company recorded a pre-tax goodwill impairment loss of ¥23,240 million during the year ended March 31, 2009. The fair value of that reporting unit was estimated using the present value of expected future cash flows and quoted market prices. Impairment losses are included in selling, general and administrative expenses in the consolidated statements of operations.

F-36	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Income Taxes

Components of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2009
	Domestic	Foreign	Total
Income (loss) before income taxes and minority interests	(315,032)	25,161	(289,871)
Income taxes:
Current tax expense	75,612	25,669	101,281
Deferred tax expense	401,928	2,040	403,968

	477,540	27,709	505,249

	Yen (millions)
	2008
	Domestic	Foreign	Total
Income before income taxes and minority interests	257,084	67,698	324,782
Income taxes:
Current tax expense	140,262	47,314	187,576
Deferred tax expense (benefit)	88,720	(4,133)	84,587

	228,982	43,181	272,163

	Yen (millions)
	2007
	Domestic	Foreign	Total
Income (loss) before income taxes and minority interests	218,136	(15,798)	202,338
Income taxes:
Current tax expense	108,962	33,338	142,300
Deferred tax expense (benefit)	28,735	(8,221)	20,514

	137,697	25,117	162,814

F-37	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2009, 2008 and 2007 are as follows:

	Yen (millions)
	2009	2008	2007
Continuing operations:
Current tax expense	101,281	187,576	142,300
Deferred tax benefit (exclusive of the effects of other components listed below)	(187,751)	(64,422)	(25,298)
Change in valuation allowance	591,719	149,009	45,812

	505,249	272,163	162,814
Other comprehensive income (loss), net of reclassification adjustments:
Minimum pension liability adjustments	—	—	15,540
Pension liability adjustments	(53,171)	(61,538)	—
Net unrealized holding gain on available-for-sale securities	(14,915)	(39,318)	(7,204)
Cash flow hedges	(2,323)	205	474

	(70,409)	(100,651)	8,810
Adjustment to initially apply SFAS No.158	—	—	(16,847)

	434,840	171,512	154,777

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the years ended March 31, 2009, 2008 and 2007.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company consolidates, for Japanese tax purposes, all wholly-owned domestic subsidiaries.

F-38	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

	2009	2008	2007
Combined statutory income tax rate	(40.6)%	40.6%	40.6%
Equity in net (earnings) loss of affiliated companies	22.7	(2.8)	(2.3)
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	(18.3)	1.7	7.6
Adjustment on sale of investments in subsidiaries and affiliated companies	0.5	(7.9)	(0.4)
Expenses not deductible for tax purposes	5.4	4.0	9.0
Impairment of goodwill	3.4	0.9	0.3
Change in valuation allowance	204.1	45.9	22.6
Difference in statutory tax rates of foreign subsidiaries	(4.0)	2.2	2.8
Other, net	1.1	(0.8)	0.3

Effective income tax rate	174.3%	83.8%	80.5%

The Company recognized an additional valuation allowance during the year ended March 31, 2009 resulting from the reassessment of the realizability of the beginning of the year deferred tax assets mainly related to the deductible temporary differences associated with retirement benefits and net operating loss carryforwards. The Company concluded that the generation of significant taxable income of the Company and certain subsidiaries was not expected in near future and therefore increased the valuation allowance related to the deferred tax assets associated with those entities. An increase in valuation allowance for the year ended March 31, 2008 resulted mainly from a decline in profitability in the plasma TV business. An increase in valuation allowance for the year ended March 31, 2007 resulted mainly from provisions recorded for anticipated losses on certain long-term contracts.

F-39	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2009 and 2008 are presented below:

	Yen (millions)
	2009	2008
Total gross deferred tax assets:
Retirement and severance benefits	467,356	352,826
Accrued expenses	295,334	251,898
Property, plant and equipment, due to differences in depreciation	56,522	41,974
Net operating loss carryforwards	214,017	157,346
Other	368,682	326,047

	1,401,911	1,130,091
Valuation allowance	(1,067,145)	(449,237)

	334,766	680,854
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(27,172)	(31,230)
Tax purpose reserves regulated by Japanese tax laws	(7,658)	(12,091)
Net unrealized gain on securities	—	(27,808)
Other	(50,501)	(42,362)

	(85,331)	(113,491)

Net deferred tax asset	249,435	567,363

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” as of March 31, 2009 and 2008 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2009	2008
Prepaid expenses and other current assets	19,164	25,771
Other assets	52,044	55,486

	71,208	81,257

Components of deferred tax assets as of March 31, 2009 and 2008 are reflected in the accompanying consolidated balance sheets under the following captions:
	Yen (millions)
	2009	2008
Prepaid expenses and other current assets	141,884	279,378
Other assets	185,268	335,153
Other current liabilities	(4,089)	(1,774)
Other liabilities	(73,628)	(45,394)

Net deferred tax asset	249,435	567,363

F-40	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2009 and 2008 were an increase of ¥617,908 million and ¥136,159 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2009.

As of March 31, 2009, the Company and various subsidiaries have operating loss carryforwards of ¥675,756 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥169,343 million expire by March 31, 2014, ¥481,407 million expire by March 31, 2019, and ¥25,006 million expire in various years thereafter or do not expire.

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, because such differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of non-taxable dividends from foreign subsidiaries. Determination of such liabilities is not practicable.

F-41	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2009	2008
Borrowings, mainly from banks	659,250	522,947
Commercial paper	325,852	149,461
Borrowings from affiliates	13,720	50,612

	998,822	723,020

The weighted average interest rate on short-term debt outstanding as of March 31, 2009 and 2008 was 0.6% and 0.8%, respectively.

The components of long-term debt as of March 31, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2009	2008
Unsecured notes and debentures:
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2010, interest 0.7% debenture	49,895	49,890
Due 2015, interest 1.56% debenture	49,984	49,982
Due 2008, interest 0.52% debenture	—	5,000
Due 2010, interest 0.74% debenture	5,000	5,000
Due 2009–2018, interest 0.53–2.78%, issued by subsidiaries	451,293	537,117
Unsecured convertible debentures:
Series A, due 2009, zero coupon	50,000	50,000
Series B, due 2009, zero coupon	50,000	50,000
Due 2016 and 2019, zero coupon, issued by a subsidiary	40,000	40,000
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2009–2018, interest 1.85–8%	45,081	43,004
Unsecured, maturing 2009–2026, interest 0.65–6.97%	966,488	879,227
Capital lease obligations	33,546	19,266

	1,821,287	1,808,486
Less current portion	531,635	386,879

	1,289,652	1,421,607

F-42	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2010 are as follows:

Years ending March 31	Yen (millions)
2011	258,487
2012	341,866
2013	197,613
2014	169,317
Thereafter	322,369

1,289,652

Short-term and long-term debt above include secured borrowings resulting from the transfers of financial assets such as trade receivables which do not meet the criteria for a sale pursuant to SFAS No. 140 and are accounted for as secured borrowings with pledge of collateral. The transferred assets are restricted solely to satisfy the obligation of the pledge. Short-term debt above as of March 31, 2009 and 2008 includes such borrowings of ¥10,008 million and ¥61,778 million, and long-term debt above as of March 31, 2009 and 2008 includes such borrowings of ¥36,096 million and ¥38,029 million, respectively.

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

F-43	(Continued)

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

F-44	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Retirement and Severance Benefits

(a)	Defined benefit plans

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

In addition to unfunded defined benefit pension plans, the Company and certain subsidiaries make contributions to a number of defined benefit pension plans. The Company and certain subsidiaries adopted cash balance plans, and certain subsidiaries amended certain of their defined benefit plans to cash balance plans during the years ended March 31, 2009, 2008 and 2007.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) represents the net unrecognized actuarial losses and unrecognized prior service costs. Prior to March 31, 2007, these amounts were netted against the plan’s funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts are subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Furthermore, actuarial gains and losses that are not recognized as net periodic benefit cost in the same periods are recognized as a component of other comprehensive income (loss). Those amounts are subsequently recognized as a component of net periodic benefit cost on the same basis.

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

F-45	(Continued)

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

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2009, 2008 and 2007 consists of the following components:

	Yen (millions)
	2009	2008	2007
Service cost	72,064	71,577	72,648
Interest cost	54,701	56,079	55,888
Expected return on plan assets for the period	(45,804)	(44,911)	(40,253)
Amortization of prior service benefit	(21,103)	(23,627)	(18,571)
Recognized actuarial loss	71,857	58,326	56,388
Transfer to defined contribution pension plan	(1,289)	(1,611)	1,039
Curtailment gain	—	(388)	—
Employees’ contributions	(489)	(346)	(362)

Net periodic benefit cost	129,937	115,099	126,777

Prior to the adoption of the recognition provisions of SFAS No.158 on March 31, 2007, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss were amortized using the straight-line method over the average remaining service period of active employees.

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the year ending March 31, 2010 are as follows:

Yen (millions)
Prior service benefit	(22,381)
Actuarial loss	97,187

F-46	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Yen (millions)
	2009	2008
Change in benefit obligation:
Benefit obligation at beginning of year	2,219,577	2,262,258
Service cost	72,064	71,577
Interest cost	54,701	56,079
Plan amendments	(2,155)	(7,864)
Actuarial (gain) loss	(33,410)	11,192
Benefits paid	(155,712)	(128,182)
Acquisitions and divestitures	90,984	(10,587)
Transfer to defined contribution pension plan	(28,643)	(22,631)
Curtailment	—	(736)
Foreign currency exchange rate changes	(11,947)	(11,529)

Benefit obligation at end of year	2,205,459	2,219,577

Change in plan assets:
Fair value of plan assets at beginning of year	1,381,049	1,468,924
Actual return on plan assets	(295,345)	(142,979)
Employers’ contributions:
Cash	106,826	125,876
Available-for-sale securities	—	42,240
Employees’ cash contributions	489	346
Benefits paid	(107,993)	(93,236)
Acquisitions and divestitures	49,899	(5,385)
Transfer to defined contribution pension plan	(1,346)	(5,068)
Foreign currency exchange rate changes	(9,933)	(9,669)

Fair value of plan assets at end of year	1,123,646	1,381,049

Funded status	(1,081,813)	(838,528)

Amounts recognized in the consolidated balance sheets as of March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009	2008
Other assets	6,282	20,277
Accrued expenses	(38,498)	(36,365)
Retirement and severance benefits	(1,049,597)	(822,440)

	(1,081,813)	(838,528)

F-47	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts recognized in accumulated other comprehensive loss as of March 31, 2009 and 2008 consist of:

	Yen (millions)
	2009	2008
Prior service benefit	(175,964)	(194,027)
Actuarial loss	862,629	611,645

	686,665	417,618

The Company and all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

		2009	2008
Discount rate		2.6%	2.5%
Rate of compensation increase		2.7%	2.7%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Discount rate	2.5%	2.5%	2.5%
Expected long-term return on plan assets	3.4%	3.1%	3.0%
Rate of compensation increase	2.7%	2.7%	2.5%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,104,708 million as of March 31, 2009 and ¥2,116,141 million as of March 31, 2008.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Yen (millions)
	2009	2008
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,063,535	1,725,275
Plan assets	1,070,069	950,101

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,189,327	1,915,720
Plan assets	1,101,232	1,056,915

F-48	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Asset allocations for the pension plans as of March 31, 2009 and 2008 and target asset allocation by asset category are as follows:

	2009	2008	Target allocation
Equity securities	30.6%	34.1%	37.8%
Debt securities	37.0	31.3	38.6
Investment trusts	12.2	12.6	16.3
Cash	9.6	13.8	2.2
Life insurance company general accounts	6.8	4.7	4.0
Other	3.8	3.5	1.1

	100.0%	100.0%	100.0%

The objective of the Company’s investment policy is to ensure a stable return from the plans’ investments over the long term, which allows the Company’s and certain subsidiaries’ pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration the composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if markets fluctuate in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥101,335 million to their defined benefit plans for the year ending March 31, 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)
2010	139,731
2011	130,682
2012	134,915
2013	136,034
2014	122,648
2015-2019	614,072

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2009, 2008 and 2007 were ¥18,059 million, ¥15,749 million and ¥11,971 million, respectively.

F-49	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Common Stock

The Company has authorized issuance of 10 billion shares of common stock.

The number of issued shares and the amount of common stock for the years ended March 31, 2009, 2008, 2007 and 2006 are as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2009, 2008, 2007 and 2006	3,368,126,056	282,033

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

Dividends during the years ended March 31, 2009, 2008 and 2007 represent dividends declared during those years. On March 16, 2009, the Board of Directors decided not to pay the dividend for the second half of the year ended March 31,2009.

Cash dividends per share for the years ended March 31, 2009, 2008 and 2007 were ¥3.0, ¥6.0 and ¥6.0, respectively, based on dividends declared with respect to earnings for the periods.

F-50	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Treasury Stock

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

Pursuant to the provisions of the JCL, shareholders may request the company to acquire their shares representing less than a minimum trading lot as shares less than a minimum trading lot cannot be publicly traded and such a shareholder holding less than a minimum trading lot cannot exercise a voting right and other shareholders’ rights except as provided in the JCL or the articles of incorporation. The JCL also states that a shareholder holding shares less than a minimum trading lot may request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot if entitled under the articles of incorporation. Sale of treasury stock is allowed under the Company’s articles of incorporation.

The changes in treasury stock for the years ended March 31, 2009, 2008 and 2007 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2006	37,281,295	17,950
Acquisition for treasury	14,974,117	12,000
Sales of treasury stock	(1,265,158)	(748)
Stock exchange for acquisition	(8,023,820)	(3,863)

Balance as of March 31, 2007	42,966,434	25,339
Acquisition for treasury	1,358,519	1,145
Sales of treasury stock	(597,224)	(354)

Balance as of March 31, 2008	43,727,729	26,130
Acquisition for treasury	1,500,226	858
Sales of treasury stock	(1,253,991)	(751)

Balance as of March 31, 2009	43,973,964	26,237

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

F-51	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders’ equity is classified as follows:

	Yen (millions)
	2009	2008	2007
Foreign currency translation adjustments:
Balance at beginning of year	(69,222)	(20,906)	(43,426)
Other comprehensive income (loss), net of reclassification adjustments	(110,899)	(48,605)	21,764
Net transfer from minority interests	384	289	756

Balance at end of year	(179,737)	(69,222)	(20,906)

Minimum pension liability adjustments:
Balance at beginning of year			(145,903)
Other comprehensive income			22,030
Net transfer to minority interests			(37)
Transfer to pension liability adjustments			123,910

Balance at end of year			—

Pension liability adjustments:
Balance at beginning of year	(221,007)	(146,329)	—
Other comprehensive loss, net of reclassification adjustments	(184,153)	(74,758)	—
Net transfer from minority interests	78	80	—
Transfer from minimum pension liability adjustments	—	—	(123,910)
Adjustment to initially apply SFAS No.158 (note 10)	—	—	(22,419)

Balance at end of year	(405,082)	(221,007)	(146,329)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	22,581	77,883	92,626
Other comprehensive loss, net of reclassification adjustments	(22,855)	(55,310)	(14,744)
Net transfer from minority interests	286	8	1

Balance at end of year	12	22,581	77,883

Cash flow hedges:
Balance at beginning of year	450	902	706
Other comprehensive income (loss), net of reclassification adjustments	(2,031)	(451)	196
Net transfer from (to) minority interests	37	(1)	0

Balance at end of year	(1,544)	450	902

Total accumulated other comprehensive loss:
Balance at beginning of year	(267,198)	(88,450)	(95,997)
Other comprehensive income (loss), net of reclassification adjustments	(319,938)	(179,124)	29,246
Net transfer from minority interests	785	376	720
Adjustment to initially apply SFAS No.158 (note 10)	—	—	(22,419)

Balance at end of year	(586,351)	(267,198)	(88,450)

F-52	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2009, 2008 and 2007 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Yen (millions)
	2009
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(110,285)	—	(110,285)
Pension liability adjustments	(260,629)	49,582	(211,047)
Net unrealized holding gain on available-for-sale securities	(54,445)	20,781	(33,664)
Cash flow hedges	(3,615)	1,426	(2,189)

	(428,974)	71,789	(357,185)
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	(614)	—	(614)
Pension liability adjustments	44,845	(17,951)	26,894
Net unrealized holding gain on available-for-sale securities	18,171	(7,362)	10,809
Cash flow hedges	(28)	186	158

	62,374	(25,127)	37,247
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(110,899)	—	(110,899)
Pension liability adjustments	(215,784)	31,631	(184,153)
Net unrealized holding gain on available-for-sale securities	(36,274)	13,419	(22,855)
Cash flow hedges	(3,643)	1,612	(2,031)

	(366,600)	46,662	(319,938)

F-53	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2008
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(49,452)	—	(49,452)
Pension liability adjustments	(159,751)	65,529	(94,222)
Net unrealized holding gain on available-for-sale securities	(87,015)	35,113	(51,902)
Cash flow hedges	31	(230)	(199)

	(296,187)	100,412	(195,775)
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	847	—	847
Pension liability adjustments	32,516	(13,052)	19,464
Net unrealized holding gain on available-for-sale securities	(7,023)	3,615	(3,408)
Cash flow hedges	(372)	120	(252)

	25,968	(9,317)	16,651
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(48,605)	—	(48,605)
Pension liability adjustments	(127,235)	52,477	(74,758)
Net unrealized holding gain on available-for-sale securities	(94,038)	38,728	(55,310)
Cash flow hedges	(341)	(110)	(451)

	(270,219)	91,095	(179,124)

F-54	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2007
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	19,532	—	19,532
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	14,230	(7,098)	7,132
Cash flow hedges	(173)	(4)	(177)

	73,058	(24,541)	48,517
Reclassification adjustments for realized net gain included in net loss:
Foreign currency translation adjustments	2,232	—	2,232
Net unrealized holding gain on available-for-sale securities	(37,126)	15,250	(21,876)
Cash flow hedges	552	(179)	373

	(34,342)	15,071	(19,271)
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	21,764	—	21,764
Minimum pension liability adjustments	39,469	(17,439)	22,030
Net unrealized holding gain on available-for-sale securities	(22,896)	8,152	(14,744)
Cash flow hedges	379	(183)	196

	38,716	(9,470)	29,246

F-55	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Pledged Assets

As of March 31, 2009, the Company and certain subsidiaries pledged a portion of their assets as collateral primarily for bank loans as follows:

Yen (millions)
Cash and cash equivalents	67
Short-term investments	32
Other current assets	4,684
Investments and advances	294
Land	5,268
Buildings	11,655
Machinery and equipment	8,243
Other assets	175

30,418

In addition to the above, prepaid expenses and other current assets as of March 31, 2009 and 2008 include restricted cash of ¥6,906 million and ¥7,043 million, respectively, as a compensating balance for short-term borrowing arrangements.

(16)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥54,927 million as of March 31, 2009.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2009, the undiscounted maximum potential future payments under such guarantees amounted to ¥436,153 million. For providing these guarantees, the subsidiaries obtain collateral equal to the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥8,457 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2009 is as follows:

Yen (millions)
Total commitment available	578,682
Less amount utilized	4,499

Balance available	574,183

F-56	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of March 31, 2009 amounted to ¥614,806 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of March 31, 2009 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three-year term ends in February 2010, with financing companies. The unused availability under this agreement as of March 31, 2009 amounted to ¥363,000 million.

As of March 31, 2009, outstanding commitments for the purchase of property, plant and equipment were approximately ¥55,700 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of March 31, 2009 and 2008, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2009	2008
Notes discounted	3,877	4,063
Notes endorsed	3,807	4,706

	7,684	8,769

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of March 31, 2009, the amount of transfer of export receivables with recourse was ¥16,000 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2009, 2008 and 2007 are summarized as follows:

	Yen (millions)
	2009	2008	2007
Balance at beginning of year	73,715	82,316	81,450
Expense recognized upon issuance of warranties	34,990	38,420	53,994
Usage	(43,369)	(43,675)	(53,646)
Other, including effect of foreign currency translation	(4,887)	(3,346)	518

Balance at end of year	60,449	73,715	82,316

F-57	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued.

In September 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. This case is under dispute in court at present. In May 2009, Hokuriku Electric Power Company filed suit against the Company to claim for compensation for consequential losses of ¥20,200 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Shika Nuclear Power Station No.2. The Company intends to vigorously defend itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

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

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In October 2006, a subsidiary and an affiliate of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In December 2008, these companies received information that the Antitrust Division of the U.S. Department of Justice would terminate the investigation of this matter.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the Fair Trade Commission of Japan, and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan, all in respect of alleged antitrust violations relating to the liquid crystal displays. In December 2008, a subsidiary in Japan received a cease and desist order from the Fair Trade Commission of Japan, but it has not received a surcharge payment order. The Japanese subsidiary accrued the reasonably estimated amount for the loss in relation to the investigation by the Antitrust Division of the U.S. Department of Justice as of March 31, 2009, and paid that fine in June 2009.

F-58	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to power transformers.

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

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made.

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

F-59	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Impairment Losses for Long-Lived Assets

For the year ended March 31, 2009, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products division recognized a loss of ¥57,995 million, primarily in its plasma TV business, due to 1) the decision to reorganize sourcing for glass panel components from in-house manufacturing to an outside supplier; 2) patents with lower-than-expected future license income; and, 3) a specific type of electronic parts that were projected to have lower production because of smaller demand in the market. The Power & Industrial Systems division recognized a loss of ¥32,961 million primarily in its automotive products business whose profitability has deteriorated because of a significant deterioration of the automotive market. The Information & Telecommunication Systems division recognized a loss of ¥21,139 million primarily due to 1) its semiconductor and financial institution-related businesses whose profitability have deteriorated because of smaller demand in the markets; 2) a decline in the expected selling price of certain assets held for sale caused by a deterioration of the real estate market; and, 3) a decline in the estimated recoverable value because of the bankruptcy of a customer. The High Functional Materials & Components division recognized a loss of ¥12,888 million primarily in its semiconductor-related and automotive-related products businesses whose profitabilities have deteriorated because of a significant deterioration in these markets. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

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

F-60	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2009, 2008 and 2007 are as follows:

	Yen (millions)
	2009	2008	2007
Special termination benefits	21,517	15,676	3,868
Loss on fixed assets	1,410	2,434	115

	22,927	18,110	3,983

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2009, 2008 and 2007 is as follows:
	Yen (millions)
	2009	2008	2007
Balance at beginning of the year	8,952	44	1,106
New charges	21,517	15,676	3,868
Cash payments	(22,449)	(6,348)	(4,931)
Foreign currency exchange rate changes	(477)	(420)	1

Balance at end of the year	7,543	8,952	44

The followings represent significant restructuring activities for the year ended March 31, 2009 by business line:

1.	The Power & Industrial Systems division restructured in order to reorganize the automotive products business, which has encountered severe deterioration in the market. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥7,645 million. The liabilities for special termination benefits amounting to ¥3,283 million as of March 31, 2009 will be paid by March 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥7,649 million.

2.	The High Functional Materials & Components division restructured in order to reorganize its high-grade metal products and materials business to reduce costs and improve profitability. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥4,069 million. The liabilities for special termination benefits amounting to ¥1,050 million as of March 31, 2009 will be paid by March 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥4,252 million.

3.

The Digital Media & Consumer Products division restructured in order to reorganize the flat-panel TV business which is subject to severe market competition accompanied with falling prices. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥3,635 million. The liabilities for special termination benefits amounting to ¥833 million as of March 31, 2009 will be paid by March 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥3,802 million.

F-61	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The followings represent significant restructuring activities for the year ended March 31, 2008 by business line:

1.	The Information & Telecommunication Systems division restructured in order to strengthen its storage business on a global basis. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥5,916 million. The liabilities for special termination benefits amounting to ¥2,304 million as of March 31, 2008 were paid by March 2009. Total restructuring charges during the year ended March 31, 2008 amounted to ¥7,260 million.

2.	The Digital Media & Consumer Products division restructured in order to reorganize the flat-panel TV business which is subject to severe market competition accompanied with falling prices. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥3,903 million. The liabilities for special termination benefits amounting to ¥2,571 million as of March 31, 2008 were paid by March 2009. Total restructuring charges during the year ended March 31, 2008 amounted to ¥4,095 million.

3.	The Power & Industrial Systems division restructured in order to reorganize its plant construction business for reducing costs and improving profitability primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥2,836 million. The liabilities for special termination benefits amounting to ¥2,836 million as of March 31, 2008 were paid by March 2009. Total restructuring charges during the year ended March 31, 2008 consisted only of special termination benefits.

The restructuring charges for the year ended March 31, 2007 mainly consist of special termination benefits for the early terminated employees of subsidiaries in the High Functional Materials & Components division and the Information & Telecommunication Systems division.

F-62	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2009, 2008 and 2007.

	Yen (millions)
	2009	2008	2007
Net gain (loss) on securities	(44,077)	80,129	47,687
Net loss on sale and disposal of rental assets and other property	(21,292)	(8,246)	(24,611)
Exchange loss	(37,259)	(28,414)	(3,029)

Other income for the year ended March 31, 2009 represents a gain of ¥5,203 million on the sale of a subsidiary’s mobile communication business.

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

F-63	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net loss per share computations are as follows:

	Number of shares
	2009	2008	2007
Weighted average number of shares on which basic net loss per share is calculated	3,323,996,973	3,324,562,767	3,331,918,803
Effect of dilutive securities:
Stock options	—	122,257	158,778

Number of shares on which diluted net loss per share is calculated	3,323,996,973	3,324,685,024	3,332,077,581

	Yen (millions)
	2009	2008	2007
Net loss applicable to common stockholders	(787,337)	(58,125)	(32,799)
Effect of dilutive securities:
Subsidiaries’ stock options and other	(8)	(948)	(92)

Net loss on which diluted net loss per share is calculated	(787,345)	(59,073)	(32,891)

	Yen
Net loss per share:
Basic	(236.86)	(17.48)	(9.84)
Diluted	(236.87)	(17.77)	(9.87)

The net loss per share computations for the years ended March 31, 2009, 2008 and 2007 exclude all outstanding convertible bonds because their effect would have been antidilutive. In addition, the net loss per share computation excludes some stock options because their effect would have been antidilutive.

F-64	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Supplementary Income and Expense Information

	Yen (millions)
	2009	2008	2007
Shipping and handling costs	148,145	162,526	155,535
Advertising expense	38,598	45,823	53,577
Maintenance and repairs	78,242	84,122	82,902
Rent	148,401	143,369	146,139
Research and development expense	416,517	428,171	412,534

(23)	Supplementary Cash Flow Information

	Yen (millions)
	2009	2008	2007
Cash paid during the year for:
Interest	34,443	42,468	38,712
Income taxes	177,624	174,735	123,677

Noncash investing and financial activities:
Capitalized lease assets	10,299	5,488	6,056

The proceeds from the sale of securities classified as available-for-sale discussed in note 3 are included in both (increase) decrease in short-term investments and proceeds from sale of investments and subsidiaries’ common stock on the consolidated statements of cash flows.

F-65	(Continued)

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

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

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

F-66	(Continued)

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

Certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

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

Exchange loss for the years ended March 31, 2009 and 2008 includes net gains of ¥169 million and ¥4,142 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2007. Net gain or loss related to the ineffective portion of hedging instruments is not material for the years ended March 31, 2009, 2008 and 2007.

Interest charges for the years ended March 31, 2009, 2008 and 2007 include net losses of ¥466 million and ¥586 million and a net gain of ¥601 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the years ended March 31, 2009, 2008 and 2007.

F-67	(Continued)

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

Exchange gain for the years ended March 31, 2009 and 2008 includes net gains of ¥2,229 million and ¥1,591 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2007. Net gain or loss related to the ineffective portion of hedging instruments is not material for the years ended March 31, 2009, 2008 and 2007.

It is expected that a net gain of approximately ¥5,342 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2010.

As of March 31, 2009, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 61 months.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2009, 2008 and 2007 include net losses of ¥347 million and ¥194 million and a net gain of ¥99 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Interest charges for the years ended March 31, 2009 and 2008 include a net gain of ¥553 million and a net loss of ¥730 million, respectively, which represents the component of hedge ineffectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the year ended March 31, 2007.

It is expected that a net loss of approximately ¥571 million recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2010.

F-68	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The contract or notional amounts of derivative financial instruments held as of March 31, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2009	2008
Forward exchange contracts:
To sell foreign currencies	237,177	277,379
To buy foreign currencies	128,035	109,840
Cross currency swap agreements:
To sell foreign currencies	106,329	48,736
To buy foreign currencies	131,111	206,392
Interest rate swaps	406,725	443,426
Option contracts	7,552	13,269

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the quarter ended March 31, 2009:

Effective portion of derivatives designated as hedging instruments and related hedged items

Hedging instruments			Related hedged items
Derivatives	Location of gain (loss)	Yen (millions)	Items	Location of gain (loss)	Yen (millions)
Forward exchange contracts	Other deductions	(6,814)	Accounts receivable and accounts payable	Other deductions	5,832
	Other deductions	(590)	Short-term investments and short-term debt	Other deductions	614
Cross currency swap agreements	Other deductions	(3,036)	Investments and advances	Other deductions	3,053
	Interest charges	(3,115)	Long-term debt	Interest charges	2,900

		(13,555)			12,399

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	227
Cross currency swap agreements	Other deductions	(2,065)
Interest rate swaps	Interest charges	(58)

		(1,896)

F-69	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Gain (loss) recognized in OCI, Effective portion of derivatives designated as hedging instruments,” “Gain (loss) reclassified from AOCI into consolidated statement of operations, Effective portion of derivatives designated as hedging instruments” and “Gain (loss) on derivatives designated as cash flow hedging instruments, Ineffective portion and amount excluded from effectiveness test” show the effect of derivative instruments for cash flow hedges on the consolidated statement of operations for the quarter ended March 31, 2009:

Gain (loss) recognized in OCI

Effective portion of derivatives designated as hedging instruments

Derivatives		Yen (millions)
Forward exchange contracts		638
Cross currency swap agreements		(1,685)
Interest rate swaps		(1,025)
Option contracts		8

		(2,064)

Gain (loss) reclassified from AOCI into consolidated statement of operations

Effective portion of derivatives designated as hedging instruments

Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	(1,623)
Cross currency swap agreements	Other deductions	(1,080)
Interest rate swaps	Interest income	830
Option contracts	Other deductions	(1,492)

		(3,365)

Gain (loss) on derivatives designated as cash flow hedging instruments

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	(1,598)
Cross currency swap agreements	Other deductions	(358)
Interest rate swaps	Interest income	120

		(1,836)

F-70	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(25)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

(26)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

Refer to note 27 for the methods and assumptions used to estimate the fair values of investments in securities.

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

F-71	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2009 and 2008 are as follows:

	Yen (millions)
	2009		2008
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	8,654	8,654	61,289	61,289
Investments and advances	158,819	158,819	269,498	269,498
Derivatives (Effective Portion in Other Current Assets):
Forward exchange contracts	2,475	2,475	12,144	12,144
Cross currency swap agreements	16,297	16,297	7,755	7,755
Interest rate swaps	31	31	32	32
Option contracts	1	1	70	70
Derivatives (Ineffective Portion in Other Current Assets):
Forward exchange contracts	180	180	181	181
Cross currency swap agreements	414	414	97	97
Interest rate swaps	—	—	14	14
Option contracts	—	—	—	—
Derivatives (Effective Portion in Other Assets):
Forward exchange contracts	34	34	—	—
Cross currency swap agreements	14,358	14,358	2,854	2,854
Interest rate swaps	496	496	590	590
Option contracts	—	—	—	—
Derivatives (Ineffective Portion in Other Assets):
Forward exchange contracts	—	—	—	—
Cross currency swap agreements	5,963	5,963	3,134	3,134
Interest rate swaps	—	—	—	—
Option contracts	—	—	—	—

F-72	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2009		2008
	Carrying Amounts	Estimated fair values	Carrying amounts	Estimated fair values
Long-term debt	(1,821,287)	(1,801,249)	(1,808,486)	(1,793,317)
Derivatives (Effective Portion in Other Current Liabilities):
Forward exchange contracts	(4,669)	(4,669)	(917)	(917)
Cross currency swap agreements	(142)	(142)	(80)	(80)
Interest rate swaps	(379)	(379)	(660)	(660)
Option contracts	(37)	(37)	(12)	(12)
Derivatives (Ineffective Portion in Other Current Liabilities):
Forward exchange contracts	(619)	(619)	—	—
Cross currency swap agreements	(345)	(345)	(90)	(90)
Interest rate swaps	(466)	(466)	—	—
Option contracts	—	—	—	—
Derivatives (Effective Portion in Other Liabilities):
Forward exchange contracts	(66)	(66)	(60)	(60)
Cross currency swap agreements	(4,842)	(4,842)	(1,055)	(1,055)
Interest rate swaps	(3,135)	(3,135)	(1,994)	(1,994)
Option contracts	(5)	(5)	(13)	(13)
Derivatives (Ineffective Portion in Other Liabilities):
Forward exchange contracts	—	—	—	—
Cross currency swap agreements	(2)	(2)	(64)	(64)
Interest rate swaps	(840)	(840)	(866)	(866)
Option contracts	—	—	—	—

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments as of March 31, 2009 and 2008 totaled ¥53,325 million and ¥54,898 million, respectively.

F-73	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Fair Value

SFAS No. 157 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

When available, quoted market prices are used to determine the fair value of investment securities included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets and debt securities such as Japan treasury bonds and U.S. treasury bonds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds, debt securities traded over-the-counter, and money market funds.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as private debt securities and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

F-74	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of March 31, 2009.

	Yen (millions)
	Fair value hierarchy classification
	Total Balance	Level 1	Level 2	Level 3
Assets:
Investments in securities	167,187	129,006	11,649	26,532
Derivatives	40,249	—	40,249	—
Subordinated interests resulting from securitization	123,465	—	—	123,465

	330,901	129,006	51,898	149,997

Liabilities:
Derivatives	(15,547)	—	(15,547)	—

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended March 31, 2009.

	Yen (millions)
	Investments in securities	Subordinated interests resulting from securitization	Total
Balance at beginning of year	46,324	133,271	179,595
Purchases, sales, issuances and settlements	(16,662)	(9,402)	(26,064)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(2,928)	3,592	664
Included in other comprehensive loss	(202)	(3,996)	(4,198)

Balance at end of year	26,532	123,465	149,997

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(2,685)	3,408	723

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2009 are reported in other income (deductions).

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables. The Company has written down the carrying amount of equity-method and cost-method investments on the consolidated balance sheet because the Company deems the decline of fair value to be other-than-temporary. For the year ended March 31, 2009, the Company recognized ¥11,219 million of impairment losses related to equity-method investments and ¥5,877 million of impairment losses related to cost-method investments, which are included in other deductions in the consolidated statement of operations. The carrying amount of equity-method investments subject to the impairment charges as of March 31, 2009 is ¥11,831 million and is classified as Level 1. The carrying amounts of cost-method investments subject to the impairment charges as of March 31, 2009 consist of ¥2,044 million classified as Level 2 and ¥1,068 million classified as Level 3. The Company has valued Level 3 assets using an income approach, using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans.

F-75	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28)	Merger and Acquisition

On January 14, 2009, the Company announced its decision to purchase additional shares of Hitachi Kokusai Electric Inc. (Hitachi Kokusai Electric), an equity method affiliate, through a tender offer to make Hitachi Kokusai Electric its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening the cooperative relationship in the fields of communications and video, and broadcasting systems businesses. Hitachi Kokusai Electric’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥780 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Kokusai Electric’s common stock, Hitachi Kokusai Electric’s financial condition, future earnings prospects and a valuation of Hitachi Kokusai Electric stock conducted by a third party appraiser. The price included a premium of approximately 77% over the average share price of Hitachi Kokusai Electric’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended January 13, 2009. As a result, the Company purchased 13,406,000 shares, the upper limit for the number of shares in the tender offer, for ¥10,456 million in the period from January 26, 2009 through March 11, 2009, resulting in the Company’s ownership increasing from 38.8% to 51.6%. Accordingly, the Company obtained control over Hitachi Kokusai Electric and it became a consolidated subsidiary of the Company. Therefore, the Company has consolidated Hitachi Kokusai Electric as of March 31, 2009 in the consolidated balance sheet. The results of operations of Hitachi Kokusai Electric for the period from the acquisition date to March 31, 2009 were not material. Accordingly, the results of operations of Hitachi Kokusai Electric will be consolidated for the year beginning April 1, 2009.

The Company is currently evaluating the fair values to be assigned to assets and liabilities of Hitachi Kokusai Electric at the acquisition date.

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition dates for Hitachi Kokusai Electric of April 1, 2008 and 2007 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2009 and 2008.

F-76	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On January 14, 2009, the Company also announced its decision to purchase additional shares of Hitachi Koki Co., Ltd. (Hitachi Koki), an equity method affiliate, through a tender offer to make Hitachi Koki its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening the cooperative relationship in business expansion on a global scale and research and development into lithium-ion battery-operated products. Hitachi Koki’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥1,300 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Koki’s common stock, Hitachi Koki’s financial condition, future earnings prospects and a valuation of Hitachi Koki stock conducted by a third party appraiser. The price included a premium of approximately 77% over the average share price of Hitachi Koki’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended January 13, 2009. As a result, the Company purchased 12,473,000 shares, the upper limit for the number of shares in the tender offer, for ¥16,214 million in the period from January 26, 2009 through March 9, 2009, resulting in the Company’s ownership increasing from 38.9% to 51.2%. Accordingly, the Company obtained control over Hitachi Koki and it became a consolidated subsidiary of the Company. Therefore, the Company has consolidated Hitachi Koki as of March 31, 2009 in the consolidated balance sheet. The results of operations of Hitachi Koki for the period from the acquisition date to March 31, 2009 were not material. Accordingly, the results of operations of Hitachi Koki will be consolidated for the year beginning April 1, 2009.

The Company is currently evaluating the fair values to be assigned to assets and liabilities of Hitachi Koki at the acquisition date.

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition dates for Hitachi Koki of April 1, 2008 and 2007 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2009 and 2008.

F-77	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On October 11, 2006, the Company signed a basic agreement with Clarion Co., Ltd. (Clarion) and decided to purchase additional shares of Clarion through a tender offer at ¥230 per share. The purchase price of ¥230 per share was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and a third party evaluation of the estimated value of Clarion stock, and included a premium of approximately 33 % over average share price of Clarion common stock traded on the First Section of the Tokyo Stock Exchange for the three month period immediately preceding October 10, 2006. As a result, the Company purchased a total of 139,108,174 shares for ¥31,994 million in the period from October 25, 2006 through November 30, 2006, resulting in the Company’s ownership increasing from 14.4% to 63.7%. Accordingly, the Company obtained control over Clarion and it became a consolidated subsidiary of the Company effective December 7, 2006.

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

The results of operations of Clarion beginning December 7, 2006 are included in the accompanying consolidated statements of operations. On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition date for Clarion of April 1, 2006 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2007.

F-78	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(29)	Stock Option Plans

The Company and certain subsidiaries have stock option plans. Under the Company’s stock option plans, non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company’s common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four years after the date of grant. The Company and certain subsidiaries recognized no material stock-based compensation expense for the years ended March 31, 2009, 2008 and 2007.

The Company ceased granting stock options as part of the Company’s compensation policy, and therefore, during the years ended March 31, 2009, 2008 and 2007 the Company granted no stock options.

A summary of the Company’s stock option plans’ activity for the year ended March 31, 2009 is as follows:

	Stock options (shares)	Weighted-average exercise price (yen)	Weighted-average Remaining contractual term (year)	Aggregate intrinsic value (yen (millions))
Outstanding at beginning of year	1,089,000	747
Exercised	(46,000)	717
Forfeited	(135,000)	719
Expired	(497,000)	781

Outstanding at end of year	411,000	719	0.3	—

Exercisable at end of year	411,000	719	0.3	—

The exercise price of all of the stock options outstanding as of March 31, 2009 was ¥719.

The total intrinsic value of options exercised during the years ended March 31, 2009, 2008 and 2007 was ¥1 million, ¥74 million and ¥45 million, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2009, 2008 and 2007 was ¥33 million, ¥238 million and ¥170 million, respectively.

F-79	(Continued)

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2009, 2008 and 2007

(In millions of yen)

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
Year ended March 31, 2009
Allowance for doubtful receivables	40,903	10,900	(4,887)	46,916

Year ended March 31, 2008
Allowance for doubtful receivables	43,475	3,231	(5,803)	40,903

Year ended March 31, 2007
Allowance for doubtful receivables	41,610	10,883	(9,018)	43,475

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2008

	Yen (millions)
	2009	2008
		(Unaudited)
Assets
Current assets:
Cash and deposits in banks (Note 4)	56,597	61,838
Notes and accounts receivable	112,426	179,344
Short-term investments (Notes 4 and 6)	50,000	10,000
Merchandise and finished goods	51,010	43,696
Work-in-process	45,441	75,363
Raw materials and supplies	8,858	9,511
Deferred tax assets (Note 12)	1,612	20,267
Other (Note 7)	24,650	38,332
Allowance for doubtful receivables	(291)	(541)

Total current assets	350,303	437,810

Property, plant and equipment (Notes 8,9 and 10):
Land	9,204	9,885
Building and structures	174,202	191,459
Machinery, equipment and vehicles	1,112,028	1,260,627
Furniture and fixtures	150,561	156,707
Leased assets	4,527	—
Construction in progress	17,683	19,613

	1,468,205	1,638,291
Less accumulated depreciation	(1,219,151)	(1,357,698)

Net property, plant and equipment	249,054	280,593

Investments and other assets:
Investment securities (Note 6)	6,192	8,835
Goodwill	1,130	3,899
Intangible assets	58,645	67,151
Long-term loan receivable	185	244
Deferred tax assets (Note 12)	2,503	48,514
Other (Note 14)	14,949	29,456
Allowance for doubtful receivables	(24)	(25)

Total investment and other assets	83,580	158,074

Total assets	682,937	876,477

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2009 and 2008

(continued)

	Yen (millions)
	2009	2008
		(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings (Note 13)	124,999	76,867
Current portion of long-term borrowings (Note 13)	53,909	5,877
Notes and accounts payable:
Trade	93,163	154,424
Other	37,780	63,895
Accrued expenses	35,304	36,972
Income taxes (Note 12)	186	3,406
Provision for product warranties	48	97
Provision for loss on order received	4,841	9,020
Provision for loss on business liquidation	3,920	—
Other current liabilities (Note 7)	4,061	5,262

Total current liabilities	358,211	355,820

Long-term borrowings (Note 13)	100,580	137,483
Deferred tax liabilities (Note 12)	2,702	—
Retirement and severance benefits (Note 14)	27,152	33,623
Accrued retirement benefits for directors	662	786
Noncurrent portion of provision for loss on business liquidation	2,041	—
Other liabilities	14,701	13,107

Total liabilities	506,049	540,819

Net assets (Notes 15 and 19):
Stockholders’ equity:
Common stock	77,000	50,000
5,540,000 shares issued in 2009
5,000,000 shares issued in 2008
Capital surplus	270,503	243,503
Retained earnings	(167,432)	38,133

Total stockholders’ equity:	180,071	331,636
Valuation and translation adjustments
Unrealized gain on available-for-sale securities	28	101
Foreign currency translation adjustments	(5,601)	1,382

Total valuation and translation adjustments	(5,573)	1,483
Minority interests	2,390	2,539

Total net assets	176,888	335,658
Commitments and contingencies (Note 20)
Total liabilities and net assets	682,937	876,477

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
		(Unaudited)	(Unaudited)
Net sales	702,739	950,519	952,590
Cost of sales (Notes 5 and 17)	(664,153)	(753,067)	(777,072)

Gross profit	38,586	197,452	175,518
Selling, general and administrative expenses (Notes 16 and 17)	(135,159)	(153,972)	(151,874)

Operating income (loss)	(96,573)	43,480	23,644
Other income (expenses)
Interest income	898	2,274	2,156
Interest expense	(3,414)	(3,027)	(2,390)
Dividends income	140	194	165
Gain on disposal of scrap	644	590	553
Losses on disposal of inventories	—	(2,728)	(4,236)
Losses on valuation of inventories	—	(4,758)	(3,235)
Equity in earnings of affiliates	40	336	485
Foreign exchange loss	(1,384)	(9,824)	(230)
Losses on retirement of noncurrent assets	(3,830)	(2,954)	(2,873)
Gain on sales of noncurrent assets	3,105	3,563	35
Gain on liquidation of subsidiaries and affiliates	402	—	—
Business structure improvement expenses (Note 18)	(16,872)	(4,208)	(2,024)
Losses on sales of investments in capital of subsidiaries and affiliates	(8,437)	—	—
Impairment losses for long-lived assets (Note 8)	(9,627)	(2,864)	(975)
Gain on sales of investment securities	—	479	—
Losses on valuation of investment securities	(1,572)	—	(65)
Loss on transfer to defined contribution pension plan	(343)	—	—
Compensation income	932	770	1,673
Insurance income	688	4,507	306
Gain on reversal of provision for legal settlement	—	2,114	—
Gain on reversal of provision for loss on business liquidation	—	—	817
Other, net	(1,453)	226	(531)

Income (loss) before income taxes and minority interests	(136,656)	28,170	13,275

Income taxes (Note 12)
Current	575	(5,961)	(7,484)
Deferred	(68,494)	(12,718)	3,056

Total income tax	(67,919)	(18,679)	(4,428)

Income (loss) before minority interests	(204,575)	9,491	8,847

Minority interests	1,318	(23)	(109)

Net income (loss)	(203,257)	9,468	8,738

	Yen
Net income (loss) per share (Note 19):
Basic	(40,627.31)	1,893.64	1,747.52

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of change in Net Assets

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009
	Stockholders’ equity				Valuation and translation adjustments
	Common stock	Capital surplus	Retained earnings	Total stockholders’ equity	Unrealized gain on available- for-sale securities	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total Net Assets
Balance at beginning of year	50,000	243,503	38,133	331,636	101	1,382	1,483	2,539	335,658
Issuance of new shares (Note 15)	27,000	27,000		54,000					54,000
Net loss			(203,257)	(203,257)					(203,257)
Decrease in retained earnings resulting from decrease of subsidiaries			(180)	(180)					(180)
Decrease in retained earnings resulting from change of accounting standards at foreign subsidiaries			(2,128)	(2,128)					(2,128)
Net changes in items other than stockholders’ equity					(73)	(6,983)	(7,056)	(149)	(7,205)
Balance at end of year	77,000	270,503	(167,432)	180,071	28	(5,601)	(5,573)	2,390	176,888

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of change in Net Assets

Years ended March 31, 2009, 2008 and 2007

(continued)

	Yen (millions)
	2008 (Unaudited)
	Stockholders’ equity				Valuation and translation adjustments
	Common stock	Capital surplus	Retained earnings	Total stockholders’ equity	Unrealized gain on available- for-sale securities	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total Net Assets
Balance at beginning of year	50,000	243,503	28,705	322,208	1,027	5,442	6,469	1,846	330,523
Issuance of new shares
Net income			9,468	9,468					9,468
Adjustments in foreign subsidiaries due to changes in regulation			(40)	(40)					(40)
Net changes in items other than stockholders’ equity					(926)	(4,060)	(4,986)	693	(4,293)
Balance at end of year	50,000	243,503	38,133	331,636	101	1,382	1,483	2,539	335,658

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of change in Net Assets

Years ended March 31, 2009, 2008 and 2007

(continued)

	Yen (millions)
	2007 (Unaudited)
	Stockholders’ equity				Valuation and translation adjustments
	Common stock	Capital surplus	Retained earnings	Total stockholders’ equity	Unrealized gain on available- for-sale securities	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total Net Assets
Balance at beginning of year	50,000	243,503	19,983	313,486	665	2,623	3,288	1,675	318,449
Issuance of new shares
Net income			8,738	8,738					8,738
Directors’ bonuses			(16)	(16)					(16)
Net changes in items other than stockholders’ equity					362	2,819	3,181	171	3,352
Balance at end of year	50,000	243,503	28,705	322,208	1,027	5,442	6,469	1,846	330,523

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2009, 2008 and 2007

	Yen (millions)
	2009	2008	2007
		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Income (loss) before income taxes and minority interests	(136,656)	28,170	13,275
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by (used in) operating activities:
Depreciation	86,620	72,689	97,049
Impairment losses for long-lived assets	9,627	2,864	975
Amortization of goodwill	464	547	501
Decrease in allowance for doubtful receivables	(214)	(460)	(456)
Decrease in retirement and severance benefits	(6,949)	(1,767)	(6,532)
Increase in provision for loss on business liquidation	5,961	—	—
Interest and dividends income	(1,078)	(2,520)	(2,321)
Interest expense	3,414	3,027	2,390
Equity in earnings of affiliates	(40)	(336)	(485)
Gain on sales of noncurrent assets	(3,308)	(3,901)	(186)
Loss on retirement of noncurrent assets	3,830	2,954	2,873
Loss on valuation of investment securities	1,654	27	65
Loss on sales of investments in capital of subsidiaries and affiliates	8,437	—	—
Decrease (increase) in notes and accounts receivable -trade	61,164	(3,004)	18,930
Decrease (increase) in inventories	19,058	1,071	(6,110)
Increase (decrease) in notes and accounts payable -trade	(58,219)	(7,837)	8,830
Other	(5,241)	2,721	(8,539)

Subtotal	(11,476)	94,245	120,259
Interest and dividends income received	1,277	2,813	2,589
Interest expense paid	(3,276)	(2,990)	(2,402)
Refund of legal deposits	11,707	—	—
Payments of legal deposits	—	—	(12,943)
Income tax paid	(4,536)	(8,579)	(8,767)

Net cash provided (used in) by operating activities	(6,304)	85,489	98,736

Cash flows from investing activities:
Purchase of property, plant and equipment	(85,916)	(91,382)	(105,596)
Proceeds from sales of property, plant and equipment	12,874	754	1,090
Purchase of intangible assets	(13,169)	(27,835)	(13,170)
Purchase of additional shares in subsidiaries	(121)	—	—
Disbursement from sale of investments in subsidiaries resulting in change in scope of consolidation (Note 4)	(2,991)	—	—
Other	134	(1,635)	(1,348)

Net cash used in investing activities	(89,189)	(120,098)	(119,024)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	48,115	(759)	7,473
Proceeds from long-term borrowings	17,453	19,400	55,100
Payments on long-term borrowings	(6,198)	(14,089)	(52,195)
Repayments of installment payables	(419)	(3,296)	(7,050)
Proceeds from sale-lease back transactions	18,589	16,743	429
Proceeds from issuance of common stock	54,000	—	—
Proceeds from stock issuance to minority stockholders	1,250	1,000	—
Cash dividends paid to minority stockholders	—	(250)	(112)
Other	(69)	(22)	(8)

Net cash provided by financing activities	132,721	18,727	3,637

Effect of exchange rate changes on cash and cash equivalents	(2,814)	(3,487)	1,000

Net increase (decrease) in cash and cash equivalents	34,414	(19,369)	(15,651)
Cash and cash equivalents at beginning of year	71,502	90,871	106,522

Cash and cash equivalents at end of year (Note 4)	105,916	71,502	90,871

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

1.	Basis of presentation and summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements of RENESAS TECHNOLOGY CORP. (“the Company”) and its subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States of America, and are compiled from the consolidated financial statements (the “MOF” report) prepared by the Company as required by the Financial Instruments and Exchange Act of Japan.

The Company and its domestic subsidiaries maintain their books of account in conformity with the accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile. The consolidated financial statements presented herein have been prepared in a manner that reflects the adjustments which are necessary to conform with accounting principles generally accepted in Japan.

In addition, for the convenience of readers outside Japan, the consolidated financial statements, including the notes to the consolidated financial statements, include certain reclassifications and additional information which are not required under accounting principles generally accepted in Japan.

The major differences between the accounting principles adopted by the Company and accounting principles generally accepted in the United States of America are summarized below:

(i)	Presentation of consolidated balance sheets

Minority interests are presented in the net assets section.

(ii)	Presentation of consolidated statements of operations

Operating income (loss) is determined as net sales less cost of sales and selling, general and administrative expenses.

(iii)	Accounting for leases

As of March 31, 2009 and for the year then ended, finance lease transactions executed prior to March 31, 2008, where ownership of the leased assets is not transferred to the lessee, are accounted for as ordinary rental transactions. As of March 31, 2008 and 2007 and for the years then ended, all the finance lease transactions where ownership of the leased asset is not transferred to the lessee are accounted for as ordinary rental transactions.

(iv)	Accounting for pensions

Unrecognized prior service costs are amortized principally based on the straight-line method over the employee’s average remaining service period when accrued. Unrecognized actuarial gains and losses are amortized principally based on the straight-line method over the employee’s average remaining service period when accrued during each year, starting from the beginning of the subsequent year. In addition, the above accounting treatment is also applied when unrecognized actual gains and losses are less than 10 percent of the greater of the retirement benefit obligation or the fair value of the plan assets. However, the unrecognized prior service costs and the unrecognized actuarial gains and losses are not recognized in the consolidated balance sheets when accrued.

(v)	Changes in accounting policies

The changes in accounting policies are not restated retrospectively. The information required in accordance with the accounting principles generally accepted in Japan is disclosed in the footnotes.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned and majority-owned subsidiaries, whether directly or indirectly controlled. All significant intercompany accounts and transactions have been eliminated.

All of the investments in affiliates are stated at their underlying equity value, and the appropriate portion of the earnings of such companies is included in Equity in earnings of affiliates in the Consolidated Statements of Operations.

The cost in excess of net assets or excess of net assets over cost, based on the fair value, acquired by the Company is amortized on a straight-line basis over reasonable period within 20 years, depending on circumstances.

(c)	Use of estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the amount of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Cash and cash equivalents

For the purpose of the Consolidated Statements of Cash Flows, the cash and cash equivalents line item consists of cash on hand, demand deposits with banks on demand and short-term investments which are readily convertible to cash subject to an insignificant risk of any change in their value and which were purchased with an original maturity of three months or less (Note 4).

(e)	Allowance for doubtful receivables

A general provision for doubtful receivables is provided by applying a certain reserve percentage of the receivables based on experience from past transactions. A specific reserve is provided for the estimated amounts to be uncollectible based on the customers’ financial conditions or other pertinent factors.

(f)	Inventories

Inventories held by the Company are stated at cost which is mainly determined by the gross average method with necessary write down based on the decrease in their profitability for the year ended March 31, 2009. Until the year ended March 31, 2008, inventories held by the Company were stated at the lower of cost or market, which was mainly determined by the gross average method. This change was due to application of the “Accounting Standard for Measurement of Inventories” described in Note 2 (a).

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(g)	Investments in securities

Available-for-sale securities are stated as follows:

(a)	Available-for-sale securities with market value

According to the Japanese Accounting Standards for Financial Instruments, available-for-sale securities for which market quotations are available are stated at market value at the balance sheet date. Net deferred gains or losses on these securities are reported as a separate item in net assets at an amount net of applicable income taxes. The cost of sales of such securities is determined mainly by the moving-average method.

(b)	Available-for-sale securities without market value

Available-for-sale securities for which market quotations are not available are mainly stated at moving-average cost.

All other securities are subject to write down whenever the market value at the end of the year has declined by more than 50% of the acquisition cost. The investment values that declined at a rate of less than 50 % are assessed and written down when it is determined that the amount is not recoverable.

(h)	Derivative financial instruments

Derivative financial instruments are stated at fair value.

(i)	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost. Depreciation is computed by the straight-line method. Estimated useful lives of assets are principally as follows:

Building and structures:	7 to 60 years
Machinery, equipment and vehicles:	4 to 17 years
Furniture and fixtures:	2 to 15 years

(Additional Information)

Effective from the year ended March 31, 2008, the Company and its domestic subsidiaries changed the depreciation method for property, plant, and equipment acquired on or after April 1, 2007 in accordance with the revised Corporate Tax Law of Japan; the difference between 5% of the acquisition cost and the memorandum value are depreciated equally over five years from the year following the year in which property, plant, and equipment are depreciated to 5% of the acquisition cost in accordance with the depreciation method under the Corporate Tax Law before the revision. Accordingly, the operating income and income before income taxes and minority interests for the year ended March, 2008 decreased by ¥5,097 million.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(j)	Intangible assets

The amortization of intangible assets other than software is computed on a straight-line basis over the asset’s remaining useful life.

Cost incurred for software for internal use is capitalized and amortized on a straight-line basis over the estimated useful life of five years.

The amortization costs of software for external sales are computed as the higher of: (a) the amount based on sales in the year, as a proportion of total estimated sales, or (b) the amount computed on a straight-line basis over the remaining sales period not exceeding three years, in which the software can be sold by the Company.

The amortization of intangible assets other than those listed above is computed using the straight-line method over the remaining useful life of assets.

(k)	Leases

The depreciation of leased assets is accounted for using the straight-line method over the lease term. It is assumed that the residual value of the relevant asset is zero at the end of the lease term. Any finance lease transaction executed prior to the beginning of the year ended March 31, 2009, the first year of application of “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 13), where ownership of the leased asset is not transferred to the lessee is accounted for as ordinary rental transaction.

(l)	Impairment of long-lived assets

Accounting Standards for Impairment of Long-lived Assets require that Long-lived Assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset or asset group may not be recoverable. The impairment losses are recognized when the book value of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continuing use and eventual disposition of the asset or asset group. The impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable amounts, which is the higher of the discounted cash flows from the continuing use and eventual disposition of the asset or the net selling price. Restoration of previously recognized impairment losses is prohibited. For cumulative impairment losses, the Company deducted directly from respective asset amounts based on the revised regulation on the consolidated financial statements.

(m)	Provision for product warranties

The provision for product warranty expenses is estimated and recorded at the time of sales to provide for future potential costs, such as costs related to after-sales services, at amounts considered to be appropriate based on the Company’s past experience.

(n)	Provision for loss on order received

The provision for loss on order received is estimated and recorded as of the end of the year to provide for the future estimated loss which is probable to occur in connection with development order.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(o)	Provision for loss on business liquidation

The provision for loss on business liquidation is estimated and recorded to provide for the future estimated loss in connection with business restructuring and liquidation.

(p)	Retirement and severance benefits

Allowance for retirement and severance benefits for employees is provided based on the estimated retirement benefit obligation and the fair value of plan assets.

The net retirement benefit obligation at transition is being amortized principally over a ten-year period.

Prior service cost is amortized commencing the year in which cost is recognized by the straight-line method, principally for the average remaining years of service of the eligible employees. Actuarial gain or loss is amortized commencing the year following the year in which the gain or loss is recognized by the straight-line method, principally for the average remaining years of service of the eligible employees.

(Additional information)

In connection with the enforcement of the Defined Contribution Pension Law, some domestic subsidiaries made a transition to a defined contribution pension plan for a portion of their termination allowance plan in October, 2008, and applied “Accounting for Transfer between Retirement Benefit Plans” (ASBJ Implementation Guidance No. 1). The effects in connection with this transition are recorded as other expenses of ¥343 million.

(q)	Accrued retirement benefits for directors

In order to provide for the payment of retirement benefits to directors and statutory auditors, an allowance is recorded for the estimated payment required at the end of the year in accordance with internal rules.

(r)	Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

(s)	Research and development costs

Research and development costs are charged to income when incurred.

(t)	Foreign currency translations

Foreign currency transactions are translated into Yen on the basis of the exchange rates in effect at the transaction date. At the end of the year, monetary assets and liabilities denominated in foreign currencies are translated into Yen at the exchange rates in effect at the balance sheet date. Gains or losses resulting from the translation of foreign currencies, including gains and losses on settlement, are credited or charged to earnings as incurred. The financial statements of the foreign subsidiaries are translated into the reporting currency of Yen. All assets and liabilities of such subsidiaries are translated at the exchange rates in effect at the balance sheet date. Stockholders’ equity accounts are translated at historical rates. Income and expenses are translated at an average of the exchange rates in effect during the year. Foreign currency translation adjustments resulting from the translation of assets, liabilities and stockholders’ equity are included in valuation and translation adjustments and minority interests as a separate component of net assets.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(u)	Income taxes

Deferred income taxes are accounted for under the asset and liability method, and deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for the amount that is not considered to be realizable.

(v)	Consumption tax

Consumption tax collected and remitted to taxing authorities is excluded from revenues, cost of sales and expenses in the Consolidated Statements of Operations.

(w)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during each year.

(x)	Reclassifications

Certain reclassifications have been made in prior year’s consolidated financial statements to conform to the current year presentation.

2.	Change in significant accounting policies

(a)	Application of the “Accounting Standard for Measurement of Inventories”

For the year ended March 31, 2009, the Company has applied the “Accounting Standard for Measurement of Inventories” (ASBJ Statement No. 9 issued on July 5, 2006). The write down of inventories that are out of the ordinary course of business, which were historically included in other expenses, are now recorded within the cost of sales line items. Accordingly, the operating loss increased by ¥4,719 million compared with the amount that would have been reported if the previous method had been applied. This application does not impact loss before income taxes and minority interests. The impact on segment information is described in Note 21.

(b)	Application of the “Practical Solution on Unification of Accounting Policies Applied to Foreign subsidiaries for Consolidated Financial Statements”

From the year ended March 31, 2009, the Company has applied the “Practical Solution on Unification of Accounting Policies Applied to Foreign subsidiaries for Consolidated Financial Statements” (ASBJ Practical Issues Task Force No. 18 issued on May 17, 2006), making the necessary adjustment to consolidated financial statements. The impact of this application on operating loss, loss before income taxes and minority interests was immaterial.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(c)	Application of the “Accounting Standard for Lease Transactions”

The finance lease transactions where ownership of the leased asset is not transferred to the lessee were historically accounted for as ordinary rental transactions. However, from the year ended March 31, 2009, such transactions are accounted for as ordinary sale and purchase transactions, in accordance with newly adopted “Accounting Standard for Lease Transactions” (ASBJ Statement No.13 issued on June 17, 1993 (Business Accounting Council Working Group No.1), as amended on March 30, 2007) and “Implementation Guidance on Accounting Standard for Lease Transactions” (ASBJ Implementation Guidance No. 16 issued on January 18, 1994 (Accounting System Committee of JICPA) and amended on March 30, 2007). However, finance lease transactions executed before April 1, 2008 where ownership of the leased asset is not transferred to the lessee, continue to be accounted for as ordinary rental transactions. The impact of this application on operating loss and loss before income taxes and minority interests was immaterial.

(d)	Change in depreciation method for property, plant, and equipment

The Company and its domestic subsidiaries previously accounted for buildings acquired on or after April 1, 1998 using the straight-line method, and property, plant and equipment besides those buildings using the declining balance method. Most foreign subsidiaries previously accounted for them using the straight-line method. From the year ended March 31, 2008, all property, plant, and equipment have been accounted for using the straight-line method.

The Group historically considered the memory business, the system solution (“SOC”) and microcomputer businesses as its core operations. The memory business was characterized as requiring continued up-front high-risk investments. In contrast, SOC and microcomputer businesses are characterized as having long and stable relationships with their customers and therefore a reduced level of up-front high-risk investment is required.

The Company’s production equipment, which is considered common and used in all business areas, had been depreciated using the declining balance method in view of the nature of the memory business. Specifically, the cost associated with the equipment needed to be recovered in a short period of time due to severe price and demand fluctuations in the market. In December 2005 management discontinued novel development of AND flash memory. For the year ended March 31, 2008, the Company has fully exited the existing memory products market.

The Group’s current business strategy is to specialize in the SOC and microcomputer businesses. Therefore, the Group has adopted the straight-line depreciation method which they believe better matches to its stable revenue and presents its business substance.

As a result of this change, the operating income and income before income taxes and minority interests in the year ended March 31, 2008 increased by ¥16,698 million respectively, compared with the amount that would have been reported if the previous method had been applied.

(e)	Change in the accounting method for directors’ bonus

From the year ended March 31, 2007, “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4 issued on November 29, 2005) has been applied. Accordingly, the operating income, and income before income taxes and minority interests in the year ended March 31, 2007 decreased by ¥19 million respectively. The impact on segment information is described in Note 21.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

3.	Unaudited financial information.

The accompanying consolidated financial statements as of March 31, 2008 and for the years ended March 31, 2008 and 2007 are not audited by the independent auditor.

4.	Supplemental cash flow information

(a)	Reconciliation of cash and cash equivalents

A reconciliation between “cash and deposits in banks” on the consolidated balance sheets and “cash and cash equivalents” on the consolidated statements of cash flows as of March 31, 2009 and 2008 is as follows:

	Yen (Millions)
	2009	2008
Cash and deposits in banks on the consolidated balance sheets	56,597	61,838
Time deposits with maturity of more than three months	(681)	(336)
Short-term investments with originally maturity of three months or less	50,000	10,000

Cash and cash equivalents	105,916	71,502

(b)	Disbursement from sale of investments in consolidated subsidiaries resulting in change in scope of consolidation

The following table shows the details of assets and liabilities of Renesas Semiconductor Europe (Landshut) GmbH, which were excluded from consolidation as a result of sale of shares, and the relationship between selling price and disbursement due to sales.

Yen (Millions)
Current assets	9,359
Fixed assets	2,751
Current liabilities	(1,634)
Long-term liabilities	(8)
Foreign currency translation adjustment	(181)
Loss on sales of subsidiaries and affiliates’ stocks	(8,437)

Selling price	1,850
Other receivable	(539)
Cash and cash equivalents	(4,302)

Net disbursement due to sales	(2,991)

5.	Inventories

Losses recognized and charged to cost of sales due to decrease in profitability at March 31, 2009, were ¥34,428 million.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

6.	Investments in securities

Investments in securities as of March 31, 2009 and 2008 are classified as available-for-sale securities. A summary of acquisition cost, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value by major type of marketable securities are as follows:

	Yen (Millions)
	2009
		Gross unrealized
	Acquisition cost	Gains	(Losses)	Aggregate fair value
Available-for-sale securities:
Equity securities	1,498	332	(210)	1,620
Other	1,777	—	—	1,777

Total	3,275	332	(210)	3,397

	Yen (Millions)
	2008
		Gross unrealized
	Acquisition cost	Gains	(Losses)	Aggregate fair value
Available-for-sale securities:
Equity securities	3,026	257	(49)	3,234
Other	2,500	—	—	2,500

Total	5,526	257	(49)	5,734

It is not practicable to estimate the fair value of investments in non-marketable securities due to lack of market prices and difficulty in estimating fair value without incurring excessive cost. The carrying amount of these investments classified as available-for-sale securities as of March 31, 2009 and 2008 totaled ¥50,735 million and ¥10,773 million, respectively.

The aggregate carrying amount of investments in affiliates as of March 31, 2009 and 2008 were ¥2,060 million and ¥2,328 million, respectively.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

The following represents the maturities of available-for-sale securities with contractual maturities as of March 31, 2009 and 2008.

	Yen (Millions)
	2009
	Within 1 year	After 1 year through 5 years	After 5 year through 10 years	More than 10 years
Bonds
Corporate bonds	—	—	—	—
Other	50,000	—	—	—

Total	50,000	—	—	—

	Yen (Millions)
	2008
	Within 1 year	After 1 year through 5 years	After 5 year through 10 years	More than 10 years
Bonds
Corporate bonds	—	—	—	—
Other	10,000	—	—	—

Total	10,000	—	—	—

The proceeds from sales of available-for-sale securities for the year ended March 31, 2008 amounted to ¥532 million and the gross realized gains on the sales of those securities for the year ended March 31, 2008 amounted to ¥462 million.

In the year ended March 31, 2008, available-for-sale securities for which market quotations were available were written down by ¥4 million. In the year ended March 31, 2009, available-for-sale securities for which market quotations were available were written down by ¥1,544 million, and those for which market quotations were unavailable were written down by ¥28 million.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

7.	Derivative instruments

The Company enters into forward exchange contracts, currency swaps and interest rate swaps. Forward exchange contracts and currency swaps are utilized to hedge currency risk exposure. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. The Company uses derivative instruments only for hedging purposes and not for purposes of trading or speculation. The Company’s management believes that market risk and credit risk relating to derivative instruments used by the Company is relatively low since the Company does not enter into derivative instruments arrangements which increase the market risk and all the counterparties relating to the derivative instruments are creditworthy financial institutions. Derivative transactions are executed in accordance with internal rules and policies approved by finance officer. In accordance with the policies approved by the finance officer, the finance department conducts transactions, records them to the general ledger, reconciles the balance with the counterparty, and reports the description and balance of the transaction conducted to the finance officer and the manager of accounting department.

The contract or notional amount, estimated fair value and unrealized gain (loss) of the derivative instruments as of March 31, 2009 and 2008 are as follows:

	Yen (Millions)
	2009
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Forward exchange contracts:
To sell U.S. dollars	20,386	21,289	(903)
To sell Euros	623	651	(28)

Total	21,009	21,940	(931)

	Yen (Millions)
	2008
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Forward exchange contracts:
To sell U.S. dollars	4,571	4,447	124
To sell Euros	5,248	5,596	(348)
Currency Option Contracts:
To sell U.S. dollars call option	23,967	23,858	109
To sell Euros call option	644	637	7
To buy U.S. dollars put option	16,345	16,455	(110)
To buy Euros put option	322	325	(3)

Total	51,097	51,318	(221)

Note:	Fair value represents the amounts derived using the foreign exchange rates prevailing as of March 31, 2009 and 2008, respectively.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

	Yen (Millions)
	2009
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Interest rate swaps:
Pay fixed Receive floating	45,000	(610)	(610)

Total	45,000	(610)	(610)

	Yen (Millions)
	2008
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Interest rate swaps:
Pay fixed Receive floating	35,000	(440)	(440)

Total	35,000	(440)	(440)

Note:	Fair value is provided by financial institutions with which the Company made the interest rate swap contracts.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

8.	Impairment of long-lived assets

The Company recognized impairment losses for the year ended March 31, 2009 as summarized below:

Intended use	Location	Description
Semiconductor equipment	Takasaki city, Gunma prefecture	Machinery, equipment and vehicles, and others

Idle assets	Hitachinaka city, Ibaraki prefecture, and others.	Leased assets, Construction in progress, Furniture and fixtures, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amounts of operating assets were reduced to its recoverable amount in connection with the reduction in production volume due to deteriorated economic conditions. The carrying amount of idle assets that were not planned for specific future use was reduced to its recoverable amount. The reduction amount of ¥9,627 million was recorded to other expenses for long-lived assets in the year ended March 31, 2009. The amount comprised of building and structures (¥13 million), machinery and equipment and vehicles (¥6,100 million), furniture and fixtures (¥1,155 million), construction in progress (¥1,024 million), leased assets (¥852 million), rights to use facilities (¥10 million), goodwill (¥202 million), intangible assets (¥178 million), and long-term prepaid expenses (¥93 million). The recoverable amounts of idle assets are measured at their net selling price, which are valued at their memorandum value. The recoverable amounts of operating assets are measured at their net selling price that are reasonably determined, or the value in use. The discount rate to be used in the determination of value in use is 5%.

The Company recognized impairment losses for the year ended March 31, 2008 as summarized below:

Intended use	Location	Description
Semiconductor equipment	Nagano city, Nagano prefecture	Building and structures, Furniture and fixtures

Idle assets	Chitose city, Hokkaido.	Land, and others
	Kodaira city, Tokyo, and others	Furniture and fixtures, Construction in progress, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amounts of operating assets were reduced to its recoverable amount in connection with the reduction in production volume due to deteriorated economic conditions. The carrying amount of idle assets that were not planned for specific future use was reduced to its recoverable amount. The reduction amount of ¥2,864 million was recorded to other expenses for long-lived assets in the year ended March 31, 2008. The amount comprised of building and structures (¥725 million), machinery and equipment and vehicles (¥54 million), furniture and fixtures (¥1,053 million), construction in progress (¥550 million), land (¥23 million), goodwill (¥440 million), intangible assets (¥10 million), and long-term prepaid expenses (¥10 million). The recoverable amounts of idle assets are measured at their net selling price, which are valued at appraisal value for land and their memorandum value for other than land. The recoverable amounts of operating assets are measured at their net selling price that are reasonably determined and valued at the amounts expected to be realized from their disposal, or the value in use.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

The Company recognized impairment losses for the year ended March 31, 2007 as summarized below:

Intended use	Location	Description
Idle assets	Hitachinaka city, Ibaraki prefecture	Building and structures, Machinery, equipment and vehicles, and others
	Chiyoda-ku, Tokyo	Building and structures, Furniture and fixtures, and others
	Hakodate city, Hokkaido	Building and structures, Machinery, equipment and vehicles, Furniture and fixtures, and others
	Kai city, Yamanashi prefecture	Machinery, equipment and vehicles, Construction in progress
	Takasaki city, Gunma prefecture, and others	Building and structures, Machinery, equipment and vehicles, Furniture and fixtures, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amount of idle assets that were not planned for specific future use was reduced to its recoverable amount. The reduction amount of ¥975 million was recorded to other expenses for long-lived assets in the year ended March 31, 2007. The amount comprised of building and structures (¥472 million), machinery, equipment and vehicles (¥328 million), furniture and fixtures (¥54 million), and construction in progress (¥121 million). The recoverable amounts of idle assets are measured at their net selling price, which are valued at their memorandum value.

9.	Deferred gains on asset exchanges

As stipulated in the Japanese Corporate tax law, the Company has deferred the gains on asset exchanges. The cumulative amount of the differences between the carried over basis and the fair value at the time of asset exchanges as of March 31, 2009 and 2008 was ¥5,579 million and ¥5,842 million, respectively. The amounts offset from the fair value of acquisition cost are as follows:

	Yen (Millions)
	2009	2008
Land	3,318	3,318
Building and structures	1,955	2,262
Machinery, equipment and vehicles	304	260
Furniture and fixtures	2	2

Total	5,579	5,842

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

10.	Leases

As of March 31, 2009, finance leases mainly comprised of LSI manufacturing equipment “Machinery, equipment and vehicles” and CAD software for designing LSI manufacturing equipment.

The calculation method for depreciation for leased assets is described in Note 1 (k). Finance lease transactions executed on or before March 31, 2008, where ownership of the leased asset is not transferred to the lessee, continue to be accounted for as ordinary rental transactions.

The following pro forma amounts represent the acquisition cost, accumulated depreciation, accumulated loss on impairment and net book value of the leased assets as of March 31, 2009, 2008 and 2007, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Yen (Millions)
	2009	2008	2007
Acquisition cost:
Machinery, equipment and vehicles	36,810	75,622	77,307
Other	15	58	73

	36,825	75,680	77,380

Less:
Accumulated depreciation	(24,585)	(48,908)	(45,461)
Accumulated loss on impairment	(828)	—	—

Net book value	11,412	26,772	31,919

The future lease payments under finance leases at March 31, 2009, 2008 and 2007 for lease transactions executed on or before March 31, 2008 are as follows:

	Yen (Millions)
	2009	2008	2007
Future lease payments:
Due within one year	6,029	12,977	15,539
Due after one year	7,779	15,135	18,115

	13,808	28,112	33,654

Impairment losses amounting to ¥828 million have been accrued for as of March 31, 2009 against the finance leases in the table above.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

Total lease payments, the amounts corresponding to pro forma depreciation and pro forma interest expense and actual impairment losses on the finance leases for the years ended March 31, 2009, 2008 and 2007 are as follows:

	Yen (Millions)
	2009	2008	2007
Lease payments	12,114	16,939	17,660
Depreciation	10,636	15,347	15,851
Interest expense	404	510	507
Impairment losses	828	—	—

Amounts corresponding to pro forma depreciation under finance leases were computed by the straight-line method in which the lease period is used as the useful lives and it is assumed that residual value of the relevant asset falls to zero at the end of the lease period.

Differences between total lease payments and the amounts corresponding to acquisition cost of the leased properties are considered interest expense equivalents. Amounts corresponding to interest expense are allocated using the interest method over the lease terms.

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2009, 2008 and 2007, were as follows:

	Yen (Millions)
	2009	2008	2007
Future lease payments:
Due within one year	7,207	9,829	6,881
Due after one year	13,968	17,030	14,782

	21,175	26,859	21,663

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

11.	Related party transactions

Related party transactions for the year ended March 31, 2009, 2008 and 2007 are as follows:

Yen (Millions)
2009
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Ltd.	Chiyoda-ku, Tokyo	282,033	Manufacturing and sales of electrical machinery and apparatuses	(Owned) Direct 55	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	29,700 (297,000 shares	)	—	—

Other affiliates	Mitsubishi Electric Corporation	Chiyoda-ku, Tokyo	175,820	Manufacturing and sales of heavy electric machinery system, industrial mechatronics system, electronic devices, home appliance, and others.	(Owned) Direct 45	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	24,300 (243,000 shares	)	—	—
							Sales of assets	10,675		—	—

Yen (Millions)
2008
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Capital Corporation	Minato-ku, Tokyo	9,983	Financial service	Direct — Indirect —	Leasing manufacturing facility and office equipment, and others.	Sales of assets	8,026		Other receivable	7,997

Note:	Consumption taxes are not included in the transaction amount but in the amount of year end balance.

(1)	Price and condition of transactions are determined by negotiating the price suggested by the Company with consideration given to the prevailing market price.

(2)	The transaction captured under “Allocation of new shares to stockholders” was approved by the special meeting of the Board of Directors held on March 13, 2009. “Transaction amount” shows the number of shares allotted and the amount multiplied by the issue price per one share allotted.

There were no significant transactions with related parties, which need to be disclosed for the year ended March 31, 2007.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

12.	Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2009 and 2008 are presented below:

	Yen (Millions)
	2009	2008
Deferred tax assets:
Accrued bonus	5,651	8,827
Allowance for doubtful receivable	317	1,917
Losses on valuation of inventories	14,542	3,007
Losses on valuation of securities	5,800	16,164
Excess depreciation	11,473	12,508
Impairment losses for long-lived assets	2,091	1,667
Provision for loss on order received	1,970	3,677
Provision for loss on business liquidation	2,425	690
Retirement and severance benefits	12,850	15,560
Loss carry forwards	21,317	18,464
Other	9,287	4,058

	87,723	86,539
Less amounts offset against deferred tax liability	(1,696)	(7,638)
Less valuation allowance	(81,912)	(10,120)

Total deferred tax assets	4,115	68,781

Deferred tax liabilities:
Reserve for special depreciation	39	46
Unrealized gain on available–for–sale securities	45	85
Undistributed earnings of foreign subsidiaries	2,060	6,427
Accumulated depreciation	1,504	793
Prepaid pension cost	584	—
Other	166	287

	4,398	7,638
Less amounts offset against deferred tax assets	(1,696)	(7,638)

Total deferred tax liabilities	2,702	—

Net of deferred tax assets total	1,413	68,781

Net deferred tax assets as of March 31, 2009 and 2008 are included in the following accounts of consolidated balance sheet.

	Yen (Millions)
	2009	2008
Deferred tax assets – current	1,612	20,267
Deferred tax assets – non-current	2,503	48,514
Deferred tax liabilities – current	—	—
Deferred tax liabilities – non-current	2,702	—

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

The reconciliations between the applicable statutory income tax rate and the effective income tax rate for the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Statutory income tax rate	40.77%	40.77%
Expense not deductible for tax purpose	1.88	4.54
Income not recognizable for tax purpose	(0.76)	(1.05)
Per capita portion of inhabitant tax	0.40	0.89
Difference in statutory tax rates of foreign subsidiaries	(8.67)	(16.12)
Undistributed earnings of foreign subsidiaries	22.65	(1.42)
Dividends from foreign subsidiaries eliminated for consolidation purposes	8.88	3.10
Change in valuation allowance	4.90	0.03
Other	(3.74)	2.62

Effective income tax rate	66.31	33.36

Note:	Figures for the year ended March 31, 2009 are not presented in the table above, as net loss before income taxes and minority interests is recorded for the year.

13.	Short-term and long-term borrowings

	Yen (Millions)		2009		2008
	2009	2008	Average interest rate (%)	Maturities	Average interest rate (%)	Maturities
Short-term borrowings	124,999	76,867	1.15	—	1.14	—
Current portion of long-term borrowings	53,909	5,877	1.17	—	0.93	—
Current portion of Lease obligations	919	—	2.46	—	—	—
Long-term borrowings	100,580	137,483	1.43	2010-2012	1.32	2008-2012
Lease obligations	3,357	—	2.49	2010-2019	—	—
Other interest bearing liabilities
Accounts payable – Other (installment payables)	14	419	—	—	—	—
Other liabilities (installment payables – non current)	—	14	—	—	—	2009

Total	283,778	220,660

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

a) Average interest rate is a weighted average interest rate to the ending balance of borrowings.

b) The aggregate annual maturities of long-term borrowings and lease obligations subsequent to March 31, 2009 and 2008 are summarized as follows:

	Yen (Millions)
	2009
	Due after 1 year to 2 year	Due after 2 year to 3 year	Due after 3 year to 4 year	Due after 4 year to 5 year
Long-term borrowings	48,084	37,496	15,000	—
Lease obligations	941	859	765	603

	Yen (Millions)
	2008
	Due after 1 year to 2 year	Due after 2 year to 3 year	Due after 3 year to 4 year	Due after 4 year to 5 year
Long-term borrowings	53,383	48,000	26,100	10,000
Other liabilities (installment payables – non current)	14	—	—	—

14.	Retirement and severance benefits

The Company and its domestic subsidiaries have various defined benefit plans such as defined benefit corporate pension plan, qualified retirement pension plan and termination allowance plan, as well as a defined contribution pension plan. In addition, in certain cases, the Company and its domestic subsidiaries may make premium severance payments for employee retirement. Certain foreign subsidiaries have defined benefit pension plans and defined contribution pension plans. Some domestic subsidiaries made transition to defined contribution pension plans for a certain part of termination allowance plan in October, 2008.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

Funded status of the Company’s and subsidiaries’ plans as of March 31, 2009 and 2008 are summarized as follows:

	Yen (Millions)
	2009	2008
Projected benefit obligations	(136,986)	(150,133)
Plan assets at fair value	71,740	73,905

Funded status	(65,246)	(76,228)
Unrecognized transitional obligation	598	957
Unrecognized actuarial loss	55,661	55,103
Unrecognized prior service benefit	(16,487)	(12,480)

Net amount recognized in the consolidated balance sheets	(25,474)	(32,648)

Amounts recognized in the consolidated balance sheet consist of:
Retirement and severance benefits	(27,152)	(33,623)
Investments and other assets – Other	1,678	975

	(25,474)	(32,648)

Note:

(1)	Certain subsidiaries apply the simplified method in the determination of retirement benefit obligations.

(2)	Certain domestic subsidiaries made the transition to defined contribution pension plans for a certain part of termination allowance plan.

The following table sets forth the impact of partial transition from termination allowance plan to defined contribution pension plan as of March 31, 2009.

Yen (Millions)
Decrease in retirement benefit obligation	5,164
Unrecognized transitional obligation	53
Unrecognized actuarial gains and losses	(770)
Unrecognized prior service cost	(142)

Decrease in provision for retirement benefit	4,305

Due to the transition, plan assets to be transferred to the defined contribution pension plan amounted to ¥4,650 million, which will be completed over four years As of March 31, 2009, the amount to be transferred in the subsequent years was ¥2,915 million, which was recorded in other current liabilities and other liabilities.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

Net periodic benefit costs for the Company’s and subsidiaries’ plans for the years ended March 31, 2009, 2008 and 2007 consisted of the following components:

	Yen (Millions)
	2009	2008	2007
Service cost	6,158	6,633	6,821
Interest cost	3,509	3,581	3,295
Expected return on plan assets	(2,297)	(2,312)	(1,861)
Amortization of transitional obligation	415	410	410
Amortization of unrecognized actuarial loss	5,327	4,565	4,526
Amortization of prior service benefit	(1,345)	(1,122)	(1,102)

Net periodic benefit cost	11,767	11,755	12,089

Costs associated with mass retirements	1,088	—	—
Gains and losses on transition to defined contribution pension plan	343	—	—
Other	1,123	1,084	1,053

Total	14,321	12,839	13,142

Note:

(1)	Retirement benefit costs incurred by the subsidiaries applying the simplified method are recorded in “Service cost.”

(2)	“Other” represents the contribution payment for the defined contribution pension plan.

(3)	Costs associated with mass retirement are included in “Business structure improvement expenses” in other expenses for the year ended March 31, 2009.

(4)	Gains and losses on transition to defined contribution pension plan are included in other expenses for the year ended March 31, 2009.

(5)	Apart from the retirement benefit costs listed above, severance benefits paid due to special early retirement benefits program of Renesas group of ¥8,163 million are recorded as “Business structure improvement expenses” in other expenses for the year ended March 31, 2009.

(6)	Apart from the retirement benefit costs listed above, severance benefits paid due to business structure improvement of subsidiaries of ¥3,227 million for the year ended March 31, 2008 are included in “Expenses for restructuring assembly and packaging system” (¥3,004 million), “Expenses for restructuring distribution companies” (¥215 million) and “Expenses for restructuring circuit design companies”(¥8 million) in the table presented in Note 18 “Business structure improvement expenses”.

Actuarial assumptions used in the accounting for the Company’s and subsidiaries’ plans are principally as follows:

	2009	2008	2007
Allocation method for the projected benefit obligation	Straight-line method	Straight-line method	Straight-line method
Discount rate	2.0% - 2.5%	2.0% - 2.5%	2.0% - 2.5%
Expected rate of return on plan assets	2.0% - 3.5%	2.0% - 3.5%	2.0% - 3.5%

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

15.	Net assets

As a result of the issuance of shares through the allocation of new shares to stockholders for the year ended March 31, 2009, the number of common shares outstanding as of March 31, 2009 has increased to 5,540,000 shares. The Company’s common stock has no par value in accordance with the Japanese Corporate Law (JCL). Under JCL, at least 50% of the amount actually paid in consideration for newly issued stock is designated as stated common stock and proceeds in excess to the amount designated as stated common stock are credited as capital surplus.

16.	Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended March 31, 2009, 2008 and 2007 comprised as follows:

	Yen (Millions)
	2009	2008	2007
Research and development expenses	29,402	31,772	37,739
Employees’ salaries and bonuses	33,322	37,949	36,459
Fee for the patent and other	13,376	15,740	12,681
Provision of allowance for doubtful receivables	15	—	—
Other	59,044	68,511	64,995

Total	135,159	153,972	151,874

17.	Research and development

Research and development costs, which are included in the manufacturing cost and selling, general and administrative expenses, totaled ¥148,671 million, ¥167,218 million and ¥166,758 million for the years ended March 31, 2009, 2008 and 2007, respectively.

18.	Business structure improvement expenses

The business structure improvement expenses for the years ended March 31, 2009, 2008 and 2007, are mainly comprised as follows:

	Yen (Millions)
	2009	2008	2007
Premium severance payment due to early retirement	8,163	—	—
Expenses for restructuring wafer-processing system	3,532	—	124
Expenses for restructuring assembly and packaging system	3,779	3,965	1,852
Expenses for restructuring distribution companies	1,398	215	—
Expenses for restructuring design companies	—	28	48

Total	16,872	4,208	2,024

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

19.	Net income (loss) per share and net assets per share

(a)	Net income (loss) per share:

Calculation of net income (loss) per share for the years ended March 31, 2009, 2008 and 2007, is as follows:

	Yen (Millions)
	2009	2008	2007
Net income (loss) attributable to common shares	(203,257)	9,468	8,738

	Shares
	2009	2008	2007
Weighted-average number of common shares outstanding	5,002,959	5,000,000	5,000,000

	Yen
	2009	2008	2007
Net income (loss) per share	(40,627.31)	1,893.64	1,747.52

Diluted net income (loss) per share is not calculated herein since the Company has no dilutive potential common shares outstanding during the years ended March 31, 2009, 2008 and 2007.

(b)	Net assets per share:

Calculation of net assets per share for the years ended March 31, 2009 and 2008 is as follows:

	Yen (Millions)
	2009	2008
Net assets on the consolidated balance sheets	176,888	335,658
Less minority interests	2,390	2,539

Net assets attributable to common shares	174,498	333,119

	Shares
	2009	2008
Number of common shares outstanding	5,540,000	5,000,000

	Yen
	2009	2008
Net assets per share	31,497.69	66,623.71

20.	Contingent liabilities

Contingent liabilities for guarantee of employees’ housing loans from banks and other at March 31, 2009 and 2008 are ¥1,367 million and ¥1,696 million, respectively.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

21.	Segment information

(a)	Business segment information:

The business of the Company and its subsidiaries is solely to develop, design, manufacture and sell semiconductor products for the years ended March 31, 2009, 2008 and 2007. Therefore, no business segment information is provided.

(b)	Geographic segment information:

	Yen (Millions)
	2009
	Japan	Asia	North America	Europe	Total	Elimination/ Corporate	Consolidated
Net sales:
(1) Sales to outside customers	508,307	113,107	37,369	43,956	702,739	—	702,739
(2) Inter-segment sales	165,132	107,724	2,670	11,579	287,105	(287,105)	—

Total	673,439	220,831	40,039	55,535	989,844	(287,105)	702,739
Operating expenses	779,550	215,751	39,320	54,481	1,089,102	(289,790)	799,312

Operating income (loss)	(106,111)	5,080	719	1,054	(99,258)	2,685	(96,573)

Assets	643,429	73,753	12,691	17,125	746,998	(64,061)	682,937

	Yen (Millions)
	2008
	Japan	Asia	North America	Europe	Total	Elimination/ Corporate	Consolidated
Net sales:
(1) Sales to outside customers	689,771	144,356	49,572	66,820	950,519	—	950,519
(2) Inter-segment sales	224,796	98,839	3,767	22,934	350,336	(350,336)	—

Total	914,567	243,195	53,339	89,754	1,300,855	(350,336)	950,519
Operating expenses	878,612	237,363	52,468	87,742	1,256,185	(349,146)	907,039

Operating income	35,955	5,832	871	2,012	44,670	(1,190)	43,480

Assets	918,235	99,881	20,493	38,462	1,077,071	(200,594)	876,477

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

	Yen (Millions)
	2007
	Japan	Asia	North America	Europe	Total	Elimination/ Corporate	Consolidated
Net sales:
(1) Sales to outside customers	699,000	145,009	44,826	63,755	952,590	—	952,590
(2) Inter-segment sales	213,480	86,843	6,011	22,978	329,312	(329,312)	—

Total	912,480	231,852	50,837	86,733	1,281,902	(329,312)	952,590
Operating expenses	897,206	226,668	49,969	83,697	1,257,540	(328,594)	928,946

Operating income	15,274	5,184	868	3,036	24,362	(718)	23,644

(1)	Segment information by geographic area is determined by taking into account the geographic area where the Company or its subsidiaries are located.

(2)	The countries and regions in each geographic segment excluding Japan:

i)	Asia: China, Korea, Malaysia, Singapore, Vietnam, Taiwan
ii)	North America: USA, Canada
iii)	Europe: England, France, Germany

(3)	As described in Note 2 (a), write down of inventories that are not held in the ordinary course of business, which were historically included in other expenses, are now recorded as a part of cost of sales from the year ended March 31, 2009. Accordingly, the operating expenses increased by ¥4,716 million and ¥3 million in “Japan” and “Asia,” respectively, with operating income for the year ended March 31, 2009 decreased by the corresponding amounts, compared with the amounts that would have been reported if the previous method had been applied.

(4)	As described in Note 2 (d), the Company and consolidated domestic subsidiaries previously accounted for buildings acquired on after April 1, 1998 using the straight-line method, and property, plant and equipment besides those buildings using the declining balance method. Most consolidated foreign subsidiaries previously accounted for them using the straight-line method. From the year ended March, 2008, all property, plant, and equipment have been accounted for using the straight-line method. Accordingly, operating expenses decreased by ¥16,698 million and operating income increased by the same amount in “Japan” for the year ended March 31, 2008, compared with the amount that would have been reported if the previous method had been applied.

(5)	As described in Note 2 (e), “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4 issued on November 29, 2005) has been applied from the year ended March 31, 2007. Accordingly, the operating expenses increased by ¥19 million and the operating income decreased by the same amount in “Japan” for the year ended March 31, 2007, compared with the amount that would have been reported if the previous method had been applied.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

(c)	Overseas sales:

The following information comprises sales and percentages of sales attributed to geographical regions based on customers’ location for the year ended March 31, 2009, 2008 and 2007.

	Yen (Millions)
	2009		2008		2007
Overseas sales:
Asia	134,562	19.2%	159,038	16.7%	159,954	16.8%
Europe	42,505	6.0%	64,157	6.8%	62,012	6.5%
North America	27,977	4.0%	44,253	4.7%	41,646	4.4%
Other areas	6,332	0.9%	5,892	0.6%	5,177	0.5%

Total	211,376	30.1%	273,340	28.8%	268,789	28.2%
Consolidated sales	702,739	—	950,519	—	952,590	—

1.	Segment information by geographic area is determined by taking into account the geographic area where the Company or its subsidiaries are located.

2.	The countries and regions in each geographic segment excluding Japan:

i)	Asia: China, Korea, Malaysia, Singapore, India and other

ii)	North America: USA, Canada

iii)	Europe: Germany, France, Italia, England, Hungary and other

iv)	Other areas: Latin American, Middle and Near East

3.	Overseas sales comprise the sales of the Company and its foreign subsidiaries.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2009 and the years ended

March 31, 2008 (unaudited) and 2007 (unaudited)

22.	Subsequent events

On April 27, 2009, the Company agreed to enter into negotiations to integrate business operations with NEC Electronics Corporation (“NEC Electronics”). In light of fierce global competition in the semiconductor market, NEC Electronics and the Company have agreed to explore the possibility of business integration in order to further strengthen their business foundations and technological assets while increasing corporate value through enhanced customer satisfaction.

The preconditions for holding future negotiations are to integrate business operations on April 1, 2010, and to maintain public listing for the new company.

NEC Electronics and the Company plan to sign an agreement at the end of July, 2009 to integrate their business operations. Implementation of the planned business integration is conditional upon authorization of the integration by the relevant government agencies regulating the competition.

Outline of NEC Electronics Corporation as of March 31, 2009, is as follows.

(1)	Company Name: NEC Electronics Corporation

(2)	Major Operations: R&D, manufacturing, sale and servicing of semiconductor devices mainly on system LSIs

(3)	Headquarters: 1753 Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, Japan

(4)	Date of Establishment: November 1, 2002

(5)	Common stock: ¥85,955 million (as of March 31, 2009)

(6)	Major stockholders:

NEC Corporation – 65.02%

Japan Trustee Services Bank, Ltd. (Trust Account from The Sumitomo Trust and Banking Co., Ltd., for retirement benefit Trust Account of NEC Corporation) – 5.02%

The impact on the Company’s results of operations in the subsequent years is unknown as the impact of this agreement cannot be reasonably estimated.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Renesas Technology Corp.

We have audited the accompanying consolidated balance sheet of Renesas Technology Corp. and subsidiaries as of March 31, 2009 and the related consolidated statements of operations, change in net assets, and cash flows for the year then ended which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Japan. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renesas Technology Corp. and subsidiaries at March 31, 2009 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The accompanying consolidated balance sheet of Renesas Technology Corp. and subsidiaries as of March 31, 2008, and the related consolidated statements of operations, change in net assets and cash flows for each of the two years in the period then ended were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/S/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 27, 2009