Form 20-F
period 2010-03-31
HITACHI LTD
filed 2010-06-29
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

As of March 31, 2010, the number of outstanding shares of common stock was 4,474,118,114.**

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

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in our major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which we serve, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which we make significant sales or in which our assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to our ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require us to write down equity securities that we hold;

•	the potential for significant losses on our investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to our ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which we use the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to our ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to our ability to achieve the anticipated benefits of our strategy to strengthen our Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

i

•

general socio-economic and political conditions and the regulatory and trade environment of our major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which we depend, some of which we may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to our access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which we, our subsidiaries or our equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in our products or services;

•	the possibility of disruption of our operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to our ability to maintain the integrity of our information systems, as well as our ability to protect our confidential information and that of our customers;

•	uncertainty as to the accuracy of key assumptions we use to valuate our significant employee benefit-related costs; and

•	uncertainty as to our ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this annual report and in other materials published by us.

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, the terms “we,” “us,” “our,” and “Hitachi” refer to Hitachi, Ltd. and our consolidated subsidiaries or, as the context may require, Hitachi, Ltd. on a non-consolidated basis.

Our fiscal year ends on March 31.

Unless otherwise stated, we present the financial information in this annual report, including our consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this annual report, we present financial information in accordance with new accounting guidance issued by the Financial Accounting Standards Board, or FASB, in December 2007, which we adopted on April 1, 2009. We have applied this guidance retrospectively to relevant amounts in this annual report. The guidance requires us to separately report noncontrolling interests, previously referred to as minority interests, that are not redeemable in the equity section of our consolidated balance sheet. In addition, consolidated net income (loss) now includes the net income (loss) attributable to noncontrolling interests.

References in this annual report to “yen” or “¥” are to Japanese yen, references to “US$,” “$” or “U.S. dollars” are to United States dollars, references to “euros” or “€” are to the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on the European Union, references to “HK$” are to Hong Kong dollars and references to “ST£” are to United Kingdom pounds sterling.

Unless otherwise stated, in this annual report, where we present information in millions or hundreds of millions of yen, we have truncated amounts of less than one million or one hundred million, as the case may be. Accordingly, the total of figures presented in columns or otherwise may not equal the total of the individual items. We have rounded all percentages to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be.

References in this annual report to the “Financial Instruments and Exchange Law” are to the Financial Instruments and Exchange Law of Japan and other laws and regulations amending and/or supplementing the Financial Instruments and Exchange Law of Japan.

References in this annual report to the “Companies Act” are to the Companies Act of Japan and other laws and regulations amending and/or supplementing the Companies Act of Japan.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report. Translation of dividend amounts into U.S. dollars is based on the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York at each respective payment date.

	Year ended March 31,
	2006	2007	2008	2009	2010
	(Millions of yen, except per share amounts and number of shares issued and outstanding)
Total revenues	9,464,801	10,247,903	11,226,735	10,000,369	8,968,546
Income (loss) before income taxes	274,864	202,338	324,782	(289,871)	63,580
Net income (loss) attributable to Hitachi, Ltd.	37,320	(32,799)	(58,125)	(787,337)	(106,961)
Per common share:
Net income (loss) attributable to Hitachi, Ltd.
Basic	11.20	(9.84)	(17.48)	(236.86)	(29.20)
Diluted	10.84	(9.87)	(17.77)	(236.87)	(29.20)
Cash dividends declared	11.00	6.00	6.00	3.00	—
	($0.094)	($0.051)	($0.057)	($0.031)	(—)
Cash and cash equivalents	658,255	617,866	560,960	807,926	577,584
Short-term investments	162,756	33,986	61,289	8,654	53,575
Total assets	10,021,195	10,644,259	10,530,847	9,403,709	8,951,762
Short-term debt and current portion of long-term debt	1,000,555	1,197,607	1,109,899	1,530,457	755,181
Long-term debt	1,418,489	1,489,843	1,421,607	1,289,652	1,611,962
Noncontrolling interests	1,036,807	1,073,749	1,142,508	1,129,401	983,187
Total Hitachi, Ltd. stockholders’ equity	2,507,773	2,442,797	2,170,612	1,049,951	1,284,658
Common stock	282,033	282,033	282,033	282,033	408,810
Number of shares issued (thousand shares)	3,368,126	3,368,126	3,368,126	3,368,126	4,518,132
Number of shares outstanding (thousand shares)	3,330,845	3,325,160	3,324,398	3,324,152	4,474,118

Note: See note 2(ab) to our consolidated financial statements for information regarding accounting changes.

The following table provides the noon buying rates for Japanese yen in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The average rate represents the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rate, which represents the average of the exchange rates for each day of that month.

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2006	¥113.67	¥120.93	¥104.41
2007	116.55	121.81	110.07
2008	113.61	124.09	96.88
2009	100.85	110.48	87.80
2010	92.49	100.71	86.12
January 2010	91.10	93.31	89.41
February 2010	90.14	91.94	88.84
March 2010	90.72	93.40	88.43
April 2010	93.45	94.51	92.03
May 2010	91.97	94.68	89.89
June 2010 (through June 18)	91.52	92.33	90.79

On June 18, 2010, the yen exchange rate per U.S. dollar was 90.79 yen per $1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We operate in a broad range of business fields, conduct business on a global scale and utilize sophisticated, specialized technologies to carry on our operations. Therefore, we are exposed to risks attributable to the economic environment, risks inherent in individual industrial sectors and business lines and risks related to operations. Investments in our securities also involve risks.

Although we have listed certain risks that may affect our businesses in this section, the list is not exhaustive. Other risks that are currently unknown or that are not currently considered as significant as those described in this section may also affect our businesses in the future. The items set forth in this section contain forward-looking statements as described in “Cautionary Statement.”

Risks Related to Economic Environment

The recent financial and credit crises and recessionary economies around the world adversely affected and may continue to adversely affect our businesses, financial condition and results of operations.

During the year ended March 31, 2010, the global economy emerged from the sharp deterioration triggered by the financial crisis and has shown continual signs of recovery since the latter half of the year. However, this recovery may be fragile and partially attributable to the effects of various government economic stimulus efforts. There is no guarantee that such stimulus efforts will continue or continue to be effective and without further government action deflationary pressures and other negative factors may hamper economic recovery. In Japan, a persistently strong yen against currencies such as the U.S. dollar and the euro has begun to and may continue to negatively affect corporate earnings and exports. Unemployment in Japan has remained at a relatively high level since early 2009 and chronic unemployment could negatively affect consumer spending and economic activity. Although, in terms of real GDP, the Japanese economy grew by 1.2%, or an annualized 5.0%, in the quarter ended March 31, 2010, such factors could stifle economic growth or result in a return to the negative growth of recent years. The global economic recovery may also be harmed by the fiscal crisis in Greece and other parts of Europe, which are contributing to unstable market conditions and a weakening of the euro against the yen, recent volatility in the global capital markets as well as the potential inability of emerging market economics to maintain economic growth.

Although our revenues improved in the Power Systems, Electronic Systems & Equipment and Financial Services segments, they declined in the remainder of our segments over the year ended March 31, 2010. Although we saw gradual recovery in revenues in the latter half of the year ended March 31, 2010 and the economic outlook for the year ending March 31, 2011 is comparatively positive, worsening market conditions could cause declines in revenues to continue or worsen in the future.

Reduced product demand, lower average selling prices, manufacturing overcapacity and resulting impairment losses on long-lived assets characterized these downturns. If the recent gradual recovery in global economic conditions is halted or reversed, our revenues may decrease as mentioned above, with a resultant adverse impact on our profitability. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information” for additional information.

We operate on a global scale and as a result substantial portions of our assets and liabilities are exposed to foreign currency exchange rate-related risks.

Since we conduct business in many foreign countries, the portion of our assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, we sell products and purchase raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may result in lower revenues or higher costs in yen to us and thus affect our financial results, which are reported in Japanese yen. Our price competitiveness, and thus our financial results, may be harmed if we seek to increase prices in local currencies to compensate for lower revenues or to increase prices in yen to absorb the higher cost. While we take measures to reduce the risks from fluctuations in foreign currency exchange rates, such measures may only delay or temporarily mitigate the adverse impact of such fluctuations and may not be effective.

We rely on funding from banks, institutional lenders and the capital markets, and the global economic recession and the tightened credit market have affected our ability to obtain short-term and long-term financing.

Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper and other debt securities as well as equity securities. We need liquid funds to pay operating expenses, principal of and interest on our debt, and dividends on our capital stock. We also need long-term financing to fund, among other things, capital expenditures and research and development expenses. We believe our cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets can provide sufficient funding for our operations and other liquidity needs.

However, the global economic recession has adversely affected our cash flows from operations, business results and financial condition. Although our credit ratings have remained steady recently, the global economic recession has also had an adverse effect on our credit ratings. Moody’s Investor Services, Inc. downgraded our long-term credit rating from A1 to A2 in February 2009 and, in May 2009, further downgraded our long-term credit rating from A2 to A3 and our short-term credit rating from P-1 to P-2. In June 2009, Standard and Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or S&P, downgraded our long-term credit rating from A- to BBB+. Also in June 2009, R&I downgraded our long-term credit rating from AA- to A+ and our short-term credit rating from a-1+ to a-1. Recent and potential future rating downgrades, in conjunction with uncertainty as to the stability of the financial markets, may adversely affect our ability to obtain additional financing on terms we consider favorable. Even if we are able to obtain financing, our reliance on banks and institutional lenders exposes us to risks related to rising interest rates and we may need to increase our reliance on external sources of funding. An increased reliance on debt instruments may further adversely affect our credit ratings, which might further affect our ability to successfully obtain additional financing on terms we consider favorable. The inability to successfully obtain such financing may require us to reduce capital expenditures or spending on research and development, which could, in turn, impair our ability to remain competitive.

Furthermore, failure of one or more of our major lenders or a decision by one or more of them to stop lending to us could have an adverse impact on our access to funding. Additionally, unprecedented conditions in the financial and credit markets may adversely affect the availability of and cost of obtaining financing.

We invest in marketable securities that are exposed to stock market risks.

We invest in marketable securities to maintain or promote our business or other relationships with other companies. These marketable securities are exposed to the risk of declining stock market prices. The recent global economic recession has exacerbated such declines and has required, and may continue to require, that we write down equity securities that we hold. This has, and may continue to have, an adverse effect on our financial condition and results of operations.

We have a number of equity method affiliates and their profits and losses affect our results of operations.

We have a number of equity method affiliates. If one or more of these equity method affiliates records a loss during a given period we must record that loss in a manner proportionate to our ownership interest in our consolidated financial statements. For example, we recognized equity in net loss of affiliated companies in the years ended March 31, 2009 and 2010 primarily attributable to significant net losses recorded in those years by Renesas Technology Corp., our equity method affiliate. In addition, a decline in the fair value of our investments in these equity method affiliates below the carrying amount of the investments that is deemed other than temporary could require us to record an impairment loss. Further, contractual and other obligations may require us to maintain these securities despite declining share prices and this may lead to material losses.

Risks Related to Industrial Sectors and Business Lines

We are subject to intense competition in many of the markets in which we operate, and this may adversely affect our results of operations.

The industrial sectors and business lines in which we are engaged are experiencing increasingly intense competition. We compete with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Low-cost manufacturing and the globalization of the world markets have accelerated the commoditization of certain products, which has resulted in increasingly intense price competition for many of our products. Products which are facing intense price competition or decreases in prices include computer-related products, such as hard disk drives, or HDDs, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays, or LCDs, digital media products such as flat-panel TVs and home appliances. To succeed in this competitive environment, we believe that our products and services must be price competitive. The commoditization of such products affects our ability to set prices for our products. If we are unable to charge comparable prices to those of our competitors, our competitiveness and overall profitability may be harmed. On the other hand, charging comparable prices to those of our competitors may require us to sell products at a loss. Our products must also be competitive in terms of engineering sophistication, quality and brand value. We must introduce our products and services to the markets in a timely manner. There can be no assurance that the products or services that we offer will be competitive. The failure of such products or services to be competitive may negatively affect our business results.

Rapid technological innovation defines the industries in which we participate.

New technologies are rapidly emerging in the segments in which we do business, with the pace of technological innovation being especially notable in the fields of information systems, electronics and digital media. The development of new and advanced technologies, the continuous, timely and cost-effective incorporation of such technologies into products and services, and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that our research and development will be successful. Failure in our endeavors to develop and incorporate such advanced technologies into products and services in a timely manner, or to achieve market acceptance for such products and services, may negatively affect our business, financial condition and results of operations.

We enter into a substantial number of long-term contracts, and fluctuations in cost during the lifetime of or cancellation of these contracts may adversely affect our business.

We enter into a substantial number of long-term contracts, particularly in connection with the construction of nuclear, thermal and hydroelectric power plants. We use the percentage-of-completion method to recognize revenue from sales of tangible products under these long-term contracts. Under the percentage-of-completion method, we recognize revenue from a sale in an amount equal to estimated total revenue from the arrangement multiplied by the percentage that costs incurred to date bear to estimated total costs at completion based upon the most recently available information. The use of the percentage-of-completion method requires us to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. We charge any anticipated losses on fixed price contracts to operations when we are able to estimate such losses. While we employ our best judgment based on available information, there can be no assurance that these estimates will, ultimately, prove to be correct. We regularly review these estimates and adjust them as we deem necessary. Fluctuations in costs can occur for a variety of reasons, many of which are beyond our control. In addition, we or our counterparties may cancel these contracts, which will require us to revise our initial assumptions regarding a particular contract, and may adversely affect our business, financial condition and results of operations.

We rely on third parties to provide us with materials, parts, components and services and failure of such third parties to provide these materials may harm our business.

Our manufacturing operations rely on third parties for supplies of materials, parts, components and services of adequate quality and quantity, delivered in a timely manner at a reasonable price. External suppliers may have other customers and may not have sufficient capacity to meet all of our needs during periods of excess demand. Shortages of materials, parts, components and services may cause a sharp rise in their prices. Prices of certain raw materials, parts and components that we purchase, such as petroleum products, copper, aluminum and semiconductor memory chips, are extremely volatile. Increases in the price of petroleum and other materials, such as copper, steel and synthetic resins, can increase our production costs and may adversely affect our results of operations. Conversely, decreases in commodity prices, such as for raw materials, parts and components, can result in write-downs of inventory. Although we generally maintain multiple sources of supply and work closely with our suppliers to avoid supply-related problems, such problems, including shortages and delays, may occur, which could materially harm our business, financial condition and results of operations.

The supply and demand balance for particular products affects us.

Oversupply in the markets in which we compete may lead to declines in sales prices, revenues and profits. In addition, adjustment to demand may force us to dispose of excess supply or obsolete equipment or reduce production, which can result in losses. For example, market demand for HDDs has been volatile, and unexpected decline in demand and oversupply could result in a sharp decline in unit prices of HDDs. The semiconductor industry and the LCD industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp declines in prices and overcapacity. Oversupply in the global markets may negatively affect these businesses, which are conducted primarily by our subsidiaries and affiliates.

Risks Related to Operations

We may be unable to achieve the anticipated benefits of our strategy to strengthen our Social Innovation Business.

Our business strategy seeks to rebuild our business portfolio and achieve a stable and profitable business structure mainly by strengthening our Social Innovation Business, which supplies advanced social infrastructure supported by information and communication technology. We plan to devote significant resources to strengthen our Social Innovation Business, which we believe will allow us to exploit synergies across our information and telecommunication systems and social infrastructure businesses. To implement this strategy, we have incurred and may continue to incur considerable expenses. For example, we invested ¥255.6 billion in tender offers for five of our consolidated subsidiaries as an initial step to convert them into wholly owned subsidiaries and bolster our Social Innovation Business during the year ended March 31, 2010. We also adopted the Company System, under which we created virtual companies to reinforce our operating base and further strengthen our Social Innovation Business. Our strategy to strengthen our Social Innovation Business is predicated on our ability to coordinate our operations across group companies and segments, foster closer group ties and establish closer capital relationships among our group companies. Our efforts to implement this strategy may be unsuccessful or less successful than we currently anticipate. Even if these efforts are successful, there is no assurance that we will be able to return to profitability, and even if profitability is achieved, we may be unable to sustain or increase it on a quarterly or annual basis. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Strategy.”

We may be unable to successfully divest or otherwise exit businesses that are underperforming, or implement other cost reduction measures.

Our business strategy seeks to rebuild our business portfolio and achieve a stable and profitable business structure in part by:

•	closing unprofitable operations;

•	divesting our subsidiaries and affiliated companies;

•	reorganizing production bases and sales networks;

•	selling select assets; and

•	reducing our sales channels, fixed costs and procurement costs.

Examples of these efforts include the reorganization of our Automotive Systems and Consumer Business Groups to form wholly owned subsidiaries, and the closing of our plasma display panel manufacturing facilities. Our restructuring efforts may not be implemented in a timely manner or at all, including due to governmental regulations, employment issues or a lack of demand in the M&A market for businesses we may seek to sell. In addition, we have a number of listed subsidiaries and from time to time the interests of these listed subsidiaries’ shareholders may conflict with our interests. Such conflicts of interest may result in difficulties in timely implementing group-wide policies, including mergers, corporate splits and other similar transactions to which the listed subsidiaries are parties. Restructuring efforts may also bring about unintended consequences, such as negative customer or employee perceptions, and have caused and may continue to cause us to incur significant expenses and other costs, including additional impairment losses on our long-lived assets and intangible assets, write-offs of inventory and losses on the disposal of fixed assets and losses related to the sale of securities.

Current and future restructuring efforts may be unsuccessful or less successful than we presently anticipate and may adversely affect our financial condition and results of operations.

We may not successfully execute our overseas growth strategies.

We seek to expand our business, including our Social Innovation Business, in overseas markets as part of our business strategy. Through such overseas expansion, we aim to increase our revenues, reduce our costs and improve profitability. In many of these markets, we face barriers in the form of long-standing relationships between our potential customers and their local suppliers. In addition, various factors in foreign countries where we operate may adversely affect our overseas business activities. These factors include:

•

changes in regulations relating to investments, exports, tariffs, antitrust, anti-bribery, consumer and business taxation, intellectual property, foreign trade and exchange controls, environmental and recycling requirements;

•	differences in commercial and business customs such as contract terms and conditions;

•	labor relations;

•	public sentiment against Japan; and

•	other political and social factors as well as economic trends and currency exchange rate fluctuations.

Because of these factors, there can be no assurance that we will be able to achieve all or any of the initial aims of our overseas growth strategy. This may adversely affect our business growth prospects and results of operations.

We may be unable to successfully complete or realize the benefits of acquisitions, joint ventures and strategic alliances.

In every operating sector, we depend to some degree on acquisitions of other companies, joint ventures and strategic alliances with outside partners to design and develop key new technologies and products and to strengthen competitiveness. For example, we recently engaged in several transactions, including entering into a joint venture with General Electric Company, or GE, and integrating our affiliate, Renesas Technology, with NEC Electronics Corporation. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization.” Such transactions are inherently risky because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect our business. Decisions made by or the performance of alliance partners that we cannot control or adverse business trends may also negatively affect the success of our alliances. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that these transactions will be beneficial to our business or financial condition. Even assuming these transactions are beneficial, there can be no assurance that we will be able to successfully integrate acquired businesses or achieve all or any of the initial objectives of these transactions.

An inability to protect our intellectual property rights or to obtain certain intellectual property licenses, or our involvement in legal proceedings relating to intellectual property, may harm our business and prospects.

We depend in part on proprietary technology and our ability to obtain patents, licenses, trademarks and other forms of intellectual property rights covering our products, product design and manufacturing processes in Japan and other countries. The fact that we hold such intellectual property rights does not ensure that they will provide a competitive advantage to us. Various parties may challenge, invalidate or circumvent our patents, trademarks and other intellectual property rights. There can be no assurance that claims allowed on any future patents will be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which we operate, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

We design many of our products to include software or other intellectual property licenses from third parties. Competitors may not make their protected technology available to us, or may make it available to us only on unfavorable terms and conditions. There can be no assurance that we will be able to maintain a license for such intellectual property if obtained, for economic or other reasons, or that such intellectual property will give us the commercial advantages that we desire.

From time to time, we are sued or receive notices regarding patent and other intellectual property claims. Whether or not these claims have merit, they may require significant resources to defend against and may divert management attention from our business and operations and result in harm to our reputation. In addition, a successful infringement claim and our inability to obtain the license for the infringed technology or substitute similar non-infringing technology may adversely affect our business.

We are subject to regulatory investigations, private litigation and governmental regulations that may result in substantial costs or otherwise harm our business.

We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit our operations, and their existence and magnitude may remain unknown for substantial periods of time. For example, in the past several years, we have been the subject of investigations of alleged antitrust violations in Japan, Europe and North America. In December 2006, we and Hitachi Europe, Ltd. received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs. In June 2007, we received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In November 2007, Hitachi Electronic Devices (USA), Inc., a subsidiary of Hitachi Displays, received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes, or CRTs. In addition, in November 2007, our wholly owned subsidiaries, Hitachi Asia Ltd. and Hitachi Europe, received requests for information from the European Commission in respect of alleged antitrust violations relating to CRTs. Further, in November 2007, our subsidiary, Hitachi Canada Ltd., received requests for information from the Canadian Competition Bureau in respect of alleged antitrust violations relating to CRTs. In June 2009, our subsidiary, Hitachi-LG Data Storage, Inc., received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, both in respect of alleged antitrust violations relating to optical disk drives. Also in June 2009, the Competition Commission of Singapore began an investigation of our subsidiary, Hitachi-LG Data Storage Korea, Inc., also in respect of alleged antitrust violations relating to optical disk drives. Relevant authorities in the markets in which we operate continue to investigate us and may initiate similar investigations in the future. These investigations may result in significant penalties in multiple jurisdictions, and private parties may bring civil actions against us seeking compensation for damages resulting from the relevant violations. Such substantial legal liability or regulatory action could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and credibility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information.

In addition, our business activities are subject to various governmental regulations in countries where we operate, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements. These regulations do, and other new or amended regulations may further, limit our business activities or increase operating costs. In addition, the enforcement of such regulations, including the imposition of fines or surcharges for violation of such regulations, may adversely affect our results of operations, financial conditions, cash flows, reputation and credibility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information.

We may be subject to product liability claims that could result in significant direct or indirect costs.

We increasingly provide products and services utilizing sophisticated and complicated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces our control over quality assurance. There is a risk that defects may occur in our products and services. The occurrence of such defects could negatively affect our reputation for quality products, expose us to liability for damages caused by such defects and negatively affect our ability to sell certain products. Even a single significant product defect could materially and adversely affect our results of operations, financial condition and future business prospects. In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against us seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against us seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. Although we are vigorously defending ourselves in these lawsuits, there can be no assurance that we will not be liable for any amount claimed. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

A substantial portion of our operations are conducted in Japan and earthquakes or other natural disasters or events may seriously disrupt them.

Portions of our facilities, including our research and development facilities, manufacturing facilities and our headquarters, are located in Japan. Historically, Japan has experienced numerous natural disasters such as earthquakes and typhoons. If such significant natural disasters were to directly damage or destroy our facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would result in significant losses. Even if such significant natural disasters did not directly impact our facilities, they could result in disruptions in distribution channels or supply chains. The spread of infectious diseases such as the new flu virus may also disrupt our operations, render our employees unable to work, reduce consumer demand for our products or disrupt our distribution and supply channels. In addition, we are not insured against all potential losses and even losses that insurance covers may not be fully covered and may be subject to challenges of or delays in payment. Direct and indirect disruption of our operations as a result of natural disasters or other events may have a negative impact on our operating activities, results of operations and financial condition.

We depend heavily on information systems and our inability to maintain the integrity of such information systems may adversely affect our business.

With the increased importance of information systems to our operating activities, disruptions in such information systems due to computer viruses and other factors could have a negative impact on our operating activities, results of operations and financial condition.

We maintain a large amount of sensitive information about ourselves as well as our customers and clients and our inability to maintain the confidentiality of such information may adversely affect our business, financial condition, results of operations, reputation and credibility.

We keep and manage personal information obtained from our customers, as well as confidential information relating to our technology, R&D, production, marketing and business operations and those of our customers and clients, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

We are responsible for a significant amount of employee retirement benefit costs that are based on a number of assumptions.

We have a significant amount of employee retirement benefit costs that we derive from actuarial valuations based on a number of assumptions. Inherent in these valuations are key assumptions used in estimating pension costs including mortality, withdrawal and retirement rates, changes in wages, the discount rate and expected return on plan assets. We are required to make judgments regarding the key assumptions by taking into account various factors including personnel demographics, market conditions and expected trends in interest rates. Although management believes that its key assumptions are reasonable in light of the various underlying factors, there can be no assurance that the key assumptions will correspond to actual results. If our key assumptions differ from actual results, the consequent deviation of actual pension costs from estimated costs may have a material adverse effect on our financial condition and results of operations. A decrease in the discount rate may result in an increase in the amount of the actuarial loss which we amortize into income over the service lives of employees. In addition, we may change these key assumptions, such as the discount rate or the expected return on plan assets. Changes in key assumptions may also have a material adverse effect on our financial condition and results of operations.

We depend on specially skilled personnel and we may not be able to achieve our business objectives if we fail to attract, hire and retain such personnel.

We believe we can continue to remain competitive only if we can maintain and secure additional people who are highly skilled in the fields of management and technology. However, the number of skilled personnel is limited and the competition for attracting and maintaining such personnel is intense. We cannot ensure that we will be able to successfully attract new or maintain our current skilled personnel.

Risks Related to Our American Depositary Shares

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the American Depositary Shares (“ADSs”), only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay dividends and distributions collected from us as and to the extent provided in the deposit agreement. However, ADS holders will not be able to bring derivative actions, examine our accounting books and records, or exercise appraisal rights through the depositary.

We are incorporated in Japan with limited liability. A significant portion of our assets are located outside the United States. As a result, it may be more difficult for investors to enforce against us judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Due to the unit share system available under Japanese law, your voting rights may be significantly restricted.

The Companies Act allows companies to establish a “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under our articles of incorporation, one unit of our shares is composed of 1,000 shares, equivalent to 100 ADSs. Each unit of our shares has one vote. A holder who owns shares or ADSs in other than multiples of 1,000 or 100, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 1,000 shares, or fewer than 100 ADSs). Our articles of incorporation, in accordance with the Companies Act, impose significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders meeting and to bring derivative actions. In addition, less than whole unit shares cannot be traded on Japanese stock markets. Under the unit share system, holders of our shares constituting less than one unit have the right to require us to purchase their shares and the right to require us to sell them additional shares to create a whole unit of 1,000 shares. However, holders of our ADSs are unable to withdraw underlying shares representing less than one unit and, as a practical matter, are unable to require us to purchase those underlying shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs.

We may issue or sell additional shares in the future, which would result in a dilution of your shares.

We may issue additional shares in the future within the unissued portion of our authorized share capital and sell shares held as treasury stock, generally without shareholder vote unless the subscription or sale price is significantly lower than the market price. Issuances and sales of our shares in the future may be at prices below the prevailing market prices and may be dilutive.

The market price of our ADSs is subject to foreign exchange fluctuations.

Market prices for our ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

Item 4.	Information on the Company

A. History and Development of the Company

We were founded in 1910 as a small electric repair shop and incorporated as Hitachi, Ltd. (Kabushiki Kaisha Hitachi Seisakusho), a joint stock corporation, in 1920 under the laws of Japan. Our registered office is located at 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan. The telephone number of our principal executive office is +81-3-3258-1111.

Over the years, we have broadened the horizon of our research as well as our business activities to develop a highly diversified product mix ranging from electricity generation systems to consumer products and electronic devices. We have grown into one of Japan’s largest diversified manufacturers of electronic and electrical products. With our diverse product lines, we maintain a significant presence in each of the major markets we serve, which together make us one of the world’s largest manufacturers of electronic products. With our emphasis on research and development and our ability to combine a wide range of technologies, we continue to strive to provide the world with products that meet the changing needs of our customers.

In order to establish a stable and profitable business structure, we are making an effort to realign our business portfolio by increasing our focus on our Social Innovation Business to achieve increased profitability. We have been allocating our business resources to strong businesses and have also been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving the turnover of assets. We also expect to continue to improve cash-flow management by increasing the efficiency of working capital use, by making selective investments and by further reducing inventory levels and expediting the collection of accounts receivables.

We are also striving to enhance our corporate governance structure in order to greatly enhance our medium and long-term corporate value, reorganize our internal control system on a consolidated basis, implement multidisciplinary risk management, promote prompt information sharing systems and optimize share capital relationships among our group companies.

In November 2006, we entered into a letter of intent with General Electric Company, or GE, expressing both parties’ intent to create a global alliance for their nuclear businesses to improve and expand their boiling water reactor technology offerings, aiming at synergy in the areas of design, manufacture, construction, maintenance and engineering services. Based on this alliance, in June 2007, we and GE established companies in the U.S. and Canada. In addition, we transferred our nuclear power systems operations to a newly created Japanese company in July 2007 by way of corporate split under the Companies Act and GE invested in the Japanese company. We own 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and we own 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. See “B. Business Overview —Description of Segments — Power Systems” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results —Business Reorganization” for more information.

In January 2009, we conducted a cash tender offer at ¥780 per share for shares of Hitachi Kokusai Electric Inc., an equity method affiliate that manufactures and sells wireless communications systems, broadcasting and video systems and semiconductor manufacturing equipment. Upon the completion of the tender offer in March 2009, Hitachi Kokusai Electric became our consolidated subsidiary. We plan to use Hitachi Kokusai Electric’s expertise in order to strengthen our businesses in the areas of information networks, transportation systems, and urban development systems. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

In January 2009, we conducted a cash tender offer at ¥1,300 per share for shares of Hitachi Koki Co., Ltd., an equity method affiliate that manufactures and sells power tools. Upon the completion of the tender offer in March 2009, Hitachi Koki became our consolidated subsidiary. The conversion of Hitachi Koki into a consolidated subsidiary is intended to promote business expansion on a global scale and to foster collaboration in such areas as research and development for lithium-ion battery-operated products, a strategic product for Hitachi Koki. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in five listed consolidated subsidiaries to convert them into wholly owned subsidiaries and bolster our Social Innovation Business. We also conducted subsequent measures to complete the acquisition of shares we did not acquire through the tender offers completed in October 2009. The five subsidiaries and their main businesses are:

•

Hitachi Information Systems, Ltd. Information processing and network services; system integration; software development; and equipment and supplies sales. We converted Hitachi Information Systems into a wholly owned subsidiary in February 2010, via the August 2009 cash tender offer at ¥2,900 per share for shares of Hitachi Information Systems and a subsequent acquisition measure.

•

Hitachi Software Engineering Co., Ltd. Development and sales of computer software and sales of information processing equipment. We converted Hitachi Software Engineering into a wholly owned subsidiary in February 2010, via the August 2009 cash tender offer at ¥2,650 per share for shares of Hitachi Software Engineering and a subsequent acquisition measure.

•

Hitachi Systems & Services, Ltd. System integration and system services; software packages; and sales of information processing equipment. We converted Hitachi Systems & Services into a wholly owned subsidiary in February 2010, via the August 2009 cash tender offer at ¥2,150 per share for shares of Hitachi Systems & Services and a subsequent acquisition measure.

•

Hitachi Plant Technologies, Ltd. Development, design, production, sale, service and construction of social infrastructure, air conditioning, energy and other industrial systems. We converted Hitachi Plant Technologies into a wholly owned subsidiary in April 2010, via the August 2009 cash tender offer at ¥610 per share for shares of Hitachi Plant Technologies and a subsequent acquisition measure.

•

Hitachi Maxell, Ltd. Manufacturing and marketing of information storage media, batteries and material-device-electronic appliances. We converted Hitachi Maxell into a wholly owned subsidiary in April 2010, via the August 2009 cash tender offer at ¥1,740 per share for shares of Hitachi Maxell and a subsequent acquisition measure.

See “B. Business Overview — Description of Segments — Information & Telecommunication Systems,” “— Social Infrastructure & Industrial Systems,” “— Components & Devices” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

Our capital expenditures for fixed assets on an accrual basis were ¥546.3 billion, ¥788.4 billion and ¥969.0 billion in the years ended March 31, 2010, 2009 and 2008. While we have maintained a selective attitude toward investment decisions, we have placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward IT-related products, construction machinery, products in the Power Systems segment and the Social Infrastructure & Industrial Systems segment, high functional materials and components, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The decrease in the year ended March 31, 2010 was primarily due to a decrease in capital expenditures in construction machinery, high functional materials and components, automotive equipment and operating lease assets in the financial services sector in conformity with our selective attitude toward investment decisions in response to deteriorated market conditions for these businesses. The decrease in the year ended March 31, 2009 was primarily due to a decrease in capital expenditures in HDDs, plasma display panels and operating lease assets in the financial services sector. In the year ending March 31, 2011, we expect to increase our capital expenditures on an accrual basis to approximately ¥630.0 billion due primarily to an increase in capital expenditures in high functional materials and components, HDDs and operating lease assets in the financial services sector. We expect capital expenditures in the year ending March 31, 2011 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Our business is highly diversified. Effective from the year ended March 31, 2010, we adopted FASB Accounting Standards Codification (ASC) 280, “Segment Reporting,” and accordingly reclassified our business into eleven segments. We previously disclosed segment information in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan. The segments and major categories of products and services offered in each segment as of March 31, 2010 are as follows:

•	Information & Telecommunication Systems. Systems integration, outsourcing services, software, disk array subsystems, servers, mainframes, telecommunications equipment and ATMs;

•	Power Systems. Thermal, nuclear, hydroelectric and wind power generation systems;

•	Social Infrastructure & Industrial Systems. Industrial machinery and plants, elevators, escalators and railway vehicles and systems;

•	Electronic Systems & Equipment. Semiconductor and LCD manufacturing equipment, test and measurement equipment, medical electronics equipment, power tools and electronic parts manufacturing systems;

•	Construction Machinery. Hydraulic excavators, wheel loaders and mining dump trucks;

•

High Functional Materials & Components. Wires and cables, copper products, semiconductor and display-related materials, circuit boards and materials, specialty steels, magnetic materials and components and high grade casting components and materials;

•	Automotive Systems. Engine management systems, electric powertrain systems, drive control systems and car information systems;

•	Components & Devices. HDDs, LCDs, information storage media and batteries;

•	Digital Media & Consumer Products. Optical disk drives, flat-panel TVs, LCD projectors, mobile phones, room air conditioners, refrigerators, washing machines and air-conditioning equipment;

•	Financial Services. Leasing and loan guarantees; and

•	Others. General trading, logistics and property management.

Sales and Distribution

We distribute our products in Japan primarily through our own sales network. We also distribute some of our products through independent dealers. In most field sales offices, our sales personnel specialize in the marketing of particular types of products.

We conduct international marketing through overseas sales subsidiaries, joint-venture companies and unaffiliated distributors. Also, we sell certain types of equipment to industrial companies in foreign markets on an original equipment manufacturing, or OEM, basis and market under the brand names of such industrial companies.

Overseas revenues amounted to ¥3,654.7 billion in the year ended March 31, 2010, accounting for 41% of total revenues. See “Segment Information” below for a breakdown of revenues by geographic area. Foreign currency exchange rate fluctuations influence our operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Our widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of our business is dependent upon one or a few customers.

Segment Information

Effective from the year ended March 31, 2010, we adopted FASB Accounting Standards Codification (ASC) 280, “Segment Reporting,” and accordingly reclassified our business into eleven segments. The figures of revenues and profit by segment for the year ended March 31, 2009 and the year ended March 31, 2008 have been reclassified in conformity with the new segmentation. We previously disclosed segment information in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan. See note (30) to our consolidated financial statements.

Financial Data by Segment

	Year ended March 31,
	2008 (note 1)		2009		2010
	(Millions of yen, except percentage data)
Revenues (note 2)
Information & Telecommunication Systems	2,053,250	16%	1,945,351	17%	1,705,587	17%
Power Systems	793,346	6	862,389	7	882,135	9
Social Infrastructure & Industrial Systems	1,213,024	10	1,334,246	12	1,250,225	12
Electronic Systems & Equipment	1,124,885	9	983,821	9	998,632	10
Construction Machinery	931,007	7	724,689	6	583,636	6
High Functional Materials & Components	1,880,517	15	1,561,045	14	1,249,327	12
Automotive Systems	885,406	7	681,750	6	638,828	6
Components & Devices	1,143,595	9	978,297	9	754,889	7
Digital Media & Consumer Products	1,442,171	11	1,103,860	10	929,258	9
Financial Services	434,634	3	401,317	3	419,650	4
Others	899,877	7	830,834	7	763,665	8

Subtotal	12,801,712	100%	11,407,599	100%	10,175,832	100%

Eliminations and Corporate Items	(1,574,977)		(1,407,230)		(1,207,286)

Total	11,226,735		10,000,369		8,968,546

Segment Profit (Loss)
Information & Telecommunication Systems	140,803	39%	138,452	96%	94,592	41%
Power Systems	(16,493)	(5)	3,485	2	22,075	9
Social Infrastructure & Industrial Systems	30,289	8	34,406	24	42,086	18
Electronic Systems & Equipment	55,855	15	25,755	18	(5,218)	(2)
Construction Machinery	106,979	30	51,337	35	17,649	8
High Functional Materials & Components	137,353	38	25,257	17	44,412	19
Automotive Systems	14,282	4	(60,507)	(42)	(5,486)	(2)
Components & Devices	(37,259)	(10)	5,799	4	1,149	0
Digital Media & Consumer Products	(118,599)	(33)	(110,548)	(76)	(7,206)	(3)
Financial Services	21,865	6	6,660	5	8,518	4
Others	27,870	8	24,515	17	19,423	8

Subtotal	362,945	100%	144,611	100%	231,994	100%

Eliminations and Corporate Items	(17,429)		(17,465)		(29,835)

Total	345,516		127,146		202,159

Revenues by Geographic Area (note 3)

	Year ended March 31,
	2008 (note 1)		2009		2010
	(Millions of yen, except percentage data)
Japan	6,484,496	58%	5,861,448	59%	5,313,790	59%
Outside Japan
Asia	2,167,171	19	1,911,290	19	1,699,071	19
North America	1,023,713	9	899,550	9	729,698	8
Europe	1,073,877	10	904,425	9	824,697	9
Other Areas	477,478	4	423,656	4	401,290	5
Subtotal	4,742,239	42	4,138,921	41	3,654,756	41

Total	11,226,735	100%	10,000,369	100%	8,968,546	100%

Supplemental Geographic Information (note 4)

	Year ended March 31,
	2008		2009		2010
	(Millions of yen, except percentage data)
Revenues
Japan
Outside customer sales	7,436,999	55%	6,683,143	55%	6,006,775	57%
Intersegment transactions	1,459,260	11	1,302,509	11	1,011,215	9

Total	8,896,259	66	7,985,652	66	7,017,990	66
Asia
Outside customer sales	1,771,600	13	1,542,526	13	1,389,095	13
Intersegment transactions	637,719	5	591,611	5	499,947	5

Total	2,409,319	18	2,134,137	18	1,889,042	18
North America
Outside customer sales	962,267	7	852,100	7	670,897	6
Intersegment transactions	123,841	1	121,325	1	104,698	1

Total	1,086,108	8	973,425	8	775,595	7
Europe
Outside customer sales	826,188	6	738,662	6	717,300	7
Intersegment transactions	60,650	0	51,318	0	33,648	0

Total	886,838	6	789,980	6	750,948	7
Other Areas
Outside customer sales	229,681	2	183,938	2	184,479	2
Intersegment transactions	39,841	0	8,367	0	3,090	0

Total	269,522	2	192,305	2	187,569	2

Subtotal	13,548,046	100%	12,075,499	100%	10,621,144	100%

Eliminations and Corporate Items	(2,321,311)		(2,075,130)		(1,652,598)

Total	11,226,735		10,000,369		8,968,546

Geographical Profit (Loss)
Japan	299,632	77%	74,370	49%	149,429	57%
Asia	33,020	8	76,742	51	89,399	34
North America	23,087	6	7,182	5	4,835	2
Europe	21,575	6	(17,129)	(11)	11,784	5
Other Areas	13,394	3	9,434	6	6,273	2

Subtotal	390,708	100%	150,599	100%	261,720	100%

Eliminations and Corporate Items	(45,192)		(23,453)		(59,561)

Total	345,516		127,146		202,159

Notes:

(1)	Figures for the year ended March 31, 2008 have not been audited.

(2)	Revenues by segment include intersegment transactions.

(3)	Revenues by geographic area are based on the locations of the customer to whom our products or services are sold.

(4)	Supplemental geographic information is based on our location and the location of our subsidiaries, and is presented in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.

Description of Segments

Information & Telecommunication Systems

In this segment, we provide products and services, including hardware products, software and services. Our main customers are business entities in various industries, national and local governments. Among the hardware products we offer, disk array subsystems, servers and mainframes are more significant than other products. In order to meet market requirements, we need to build these products to achieve high performance while meeting the cost parameters of customers. We also develop and offer various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business, in which we aim to deliver systems that help customers achieve their business objectives. We develop customized solutions and offer them to customers along with our hardware and software products, as well as those of other vendors. This segment also provides telecommunications and network equipment and systems, which are delivered to customers in the data and telecommunication industries and other business customers.

The computer industry is extremely competitive. The speed of technology development in both hardware and software is very fast, and a failure to introduce, or a delay in the introduction of, products or services that incorporate the latest technology would materially diminish our market presence. Customers are highly sensitive to the cost effectiveness of their investments in information technology, which leads to intense price competition, particularly in hardware products.

In software and services businesses, we aim to strengthen: (i) outsourcing services such as data center outsourcing services which entail the monitoring, operation and maintenance of information on behalf of clients, as well as strategic outsourcing services which provide comprehensive support for customers’ information systems, including consulting, systems design, construction, operation and maintenance; and (ii) consulting services by bolstering the operational structure, principally by increasing the number of consultants. We seek to expand our data center business in China and Europe and believe that our experience building a number of data centers in Japan will aid us in such expansion. We also aim to establish an efficient project management system by sales efforts to emphasize profitability and by emphasizing cost management during the design and development process to achieve profitability.

We also intend to focus on environmentally friendly information and telecommunications products. We believe that environmentally friendly products are a key factor in both growth and profitability. Such products include environmentally-friendly data centers, which combine our data center and energy efficient air conditioning technologies with high levels of reliability, availability and data security.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in Hitachi Information Systems, Hitachi Software Engineering and Hitachi Systems & Services, listed consolidated subsidiaries, and converted them into wholly owned subsidiaries in February 2010. Further, Hitachi Software Engineering and Hitachi Systems & Services plan to merge in October 2010. We expect them to, among other things, focus on developing our environmentally-friendly data center business and cloud computing business and strengthening our systems integration business. We also expect them to improve our readiness for large-scale projects and strengthen and expand our network service and outsourcing businesses.

In the year ended March 31, 2010, this segment accounted for 17% of total revenues before eliminations and recorded segment profit of ¥94.5 billion.

Power Systems

In this segment, we offer thermal power plants, nuclear power plants, hydroelectric power plants and related services for power utilities. We leverage technological capabilities and products that have been developed over many years to maximize the efficiency and reliability of thermal, hydroelectric and nuclear power plants. We also provide renewable energy-related products, including wind and solar power generation systems.

Power companies are the main customers of the power sector. In this sector, we must respond to customer demand for low-priced products with high added value. In addition, in recent years we have given high priority to environmental protection in our product design. We compete primarily with large corporations in a global market in this sector. We endeavor to expand our power systems business, particularly our nuclear power generation and highly efficient thermal power generation systems, in the overseas market. We recognize that the key to succeeding in this business overseas includes local project management, taking into consideration local business customs and labor relations. Since the orders the sector receives are generally for large items with long delivery periods, customers generally pay a portion of the procurement costs in advance to finance the production of the items. We have improved cost management in our power systems business by establishing a supervisory office for overseas plant construction and incorporating escalation provisions in contracts for long-term infrastructure projects in order to allocate exchange rate and commodity price risk to customers.

We have constructed nuclear power stations in Japan for more than forty years and are currently constructing two new stations. We were invited to bid on all Advanced Boiling Water Reactor projects in Japan until now. We also plan to strengthen and expand our nuclear power systems business throughout the world, including the United States, by utilizing the alliance with GE to improve and expand boiling water reactor technology offerings, and to benefit from synergies in the areas of design, manufacturing, construction, maintenance and engineering services. Based on the alliance, in June 2007, we established companies in the United States and Canada with GE. In addition, we transferred our nuclear power systems operations to a newly created Japanese company in July 2007 by way of a corporate split under the Companies Act, and GE invested therein. We own 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and we own 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. These companies will construct and maintain nuclear power plants and provide related services. We expect that the nuclear power market will expand globally and believe that, by creating synergies with GE, this alliance will enable us to expand our nuclear power systems business throughout the world, utilizing GE’s design engineering of an advanced economic and simplified boiling water reactor, and both companies’ accumulated know-how and experience in sales activities and the construction of nuclear power plants. See “— Our History and Development” and “Item 5. Operating and Financial Review and Prospects — Operating Results — Business Reorganization.”

We attempt to maintain a competitive edge in the thermal power systems business by developing environmentally-friendly coal-fired thermal power plants. In the years ended March 31, 2007 and 2008, we received large orders for thermal power plants in overseas markets, including Canada, Europe and South Africa. In September 2009, we received an order for two steam turbine generators for Egypt’s first supercritical thermal power plant. We seek to increase our thermal power systems throughout Europe, North America and in developing countries such as South Africa, India and Egypt. At the same time we are investing resources in developing power solutions that anticipate and respond to increasing global pressure to reduce carbon emissions, including by proactively expanding into wind and solar power.

We optimize our response to the needs and priorities of segment customers by strategically combining technologies from our diverse fields of operation, especially from technologies in the information systems and electronics field. For example, we continue to develop smart grid systems, which combine information and telecommunications technologies and power and industrial systems technologies to provide more efficient, reliable and energy conscious power production and distribution.

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Hokuriku Electric Power Company shut down Shika Nuclear Power Station No. 2, which uses the same type of turbines, for an examination of the turbines. The examination revealed damage to the turbine vanes. We included the accrued amount of the repair costs in our operating results for the year ended March 31, 2007 and we recorded it as part of cost of sales. In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against us, seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against us, seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. We are vigorously defending ourselves in these lawsuits. We have not accrued for consequential losses related to these lawsuits. However, there can be no assurance that we will not be liable for any amount claimed. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

In the year ended March 31, 2010, this segment accounted for 9% of total revenues before eliminations and recorded segment profit of ¥22.0 billion.

Social Infrastructure & Industrial Systems

In this segment, we provide infrastructure products and services that form the underpinning of people’s lives and society, such as railway vehicles and control systems, elevators and escalators. In addition, we offer industrial equipment and energy-saving solutions that help to reduce the environmental impact on society.

For railway vehicles and control systems, we provide comprehensive systems that include rail cars, electronic components and traffic control systems, and we believe we are the only company in Japan that can do so. In the past few years, we received orders for railway projects throughout Japan as well as in China, Korea, the United Arab Emirates and the United Kingdom. In addition, we continue to develop environmentally-conscious hybrid rail cars that use our lithium-ion rechargeable batteries for power.

Our building systems business delivers elevators, escalators and moving sidewalks in Japan and overseas, mainly to China and other Asian countries. We also provide maintenance services for these products globally. In particular, we have focused on the Chinese markets by expanding our sales, maintenance and service bases and establishing manufacturing bases locally.

The industrial equipment we offer covers products used in numerous industries and is strongly influenced by trends in public works spending and private-sector plant and equipment investment. Market demands focus primarily on low price, high added value and the capability of products to be integrated into systems. The number of product types is vast and production is frequently done in small lots or on order. The industry includes many small-to-medium-sized specialty manufacturers and competition for orders is fierce.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in Hitachi Plant Technologies, a listed consolidated subsidiary, and converted it into a wholly owned subsidiary in April 2010. We expect the conversion of Hitachi Plant Technologies to foster synergies in our social infrastructure businesses and facilitate our ability to respond to the growing need for construction and renovation of social infrastructures in global markets, including Asia, Europe and the United States.

In the year ended March 31, 2010, this segment accounted for 12% of total revenues before eliminations and recorded segment profit of ¥42.0 billion.

Electronic Systems & Equipment

In this segment, drawing on our advanced technologies, we provide systems that form the core of the information society, including semiconductor and LCD manufacturing equipment and electronic parts manufacturing systems. We also produce medical and inspection systems that enhance health and wellness and power tools for both professional and home use.

A significant portion of this segment’s business is conducted by Hitachi High-Technologies Corporation, a listed consolidated subsidiary. Hitachi High-Technologies has two business aspects: (i) manufacturing and sale of manufacturing equipment of semiconductors, LCDs and HDDs, test and measurement equipment such as clinical analyzers, DNA sequencers and liquid chromatographs and other electronics-related equipment and (ii) sale of electronic components and advanced industrial materials.

Semiconductor and LCD manufacturing equipment is strongly influenced by trends in capital spending by semiconductor and LCD manufactures, which are affected by market conditions and cyclical demand for such products. Sales of these products have been adversely affected by reduced capital spending by manufacturers in the industry since the latter half of the year ended March 31, 2009, though we saw a recent gradual recovery trend.

In the year ended March 31, 2010, this segment accounted for 10% of total revenues before eliminations and recorded a segment loss of ¥5.2 billion.

Construction Machinery

In this segment, we offer hydraulic excavators, wheel loaders and mining dump trucks.

We provide integrated solutions globally, extending from the sale of construction machinery such as hydraulic excavators to services and maintenance. Leveraging accumulated technologies and know-how, our solutions address the needs of a broad range of industries, including civil engineering and construction, building and structural demolition, mining and excavation.

We conduct our construction machinery business on a global scale and our full-line operational capabilities and brand recognition have secured us a solid market position, especially in China. Our construction machinery is characterized by its durability and reliability as well as energy efficiency and easy-to-operate electronic controls.

On March 30, 2010, Hitachi Construction Machinery Co., Ltd., our consolidated subsidiary, purchased an additional 20% interest in Telco Construction Equipment Co., Ltd., or Telcon, to obtain a strong lead in the India market, which is expected to grow significantly. As a result, Hitachi Construction Machinery’s ownership interests in Telcon increased from 40.0% to 60.0%, and Telcon became a consolidated subsidiary effective March 30, 2010.

Sales of construction machinery are strongly influenced by trends in public works spending and private-sector equipment and housing investment globally.

In the year ended March 31, 2010, this segment accounted for 6% of total revenues before eliminations and recorded segment profit of ¥17.6 billion.

High Functional Materials & Components

This segment includes fabricated chemical and metal products supplied as parts or materials to downstream manufacturers of mainly electric and electronic products. For example, Hitachi Chemical Co., Ltd. manufactures products based on its resin technology and serves industrial markets including semiconductor, LCD and automobile markets. Hitachi Chemical also produces anode material for lithium-ion rechargeable batteries. Hitachi Metals, Ltd. manufactures and sells magnetic and electronic materials and parts. They include specialty steels such as materials for mobile phones and gas turbines. Hitachi Cable, Ltd. manufactures and sells electronic materials and components for semiconductors and mobile phones as well as cable and wire products used for the transmission of power, telephone signals and hybrid vehicles.

As more products in this segment become more closely dependent upon and driven by electronics technological capabilities, we expect our strength in electronics technology to provide us with an advantage in introducing new products. Since the portion of materials and components used for semiconductors, LCDs, mobile phones and other IT-related products has increased in recent years, the business climate of the IT industry has significantly affected business results in this segment.

In the year ended March 31, 2010, this segment accounted for 12% of total revenues before eliminations and recorded segment profit of ¥44.4 billion.

Automotive Systems

In this segment, we offer engine management systems, electric powertrain systems, drive control systems and car information systems.

We provide cutting-edge automotive and related systems globally by drawing on our wide-ranging technologies and vast manufacturing expertise and experience.

Since the latter half of the year ended March 31, 2009, the worldwide collapse in demand for automobiles severely adversely affected sales of automotive products. In response to the difficult conditions in this business, we separated our automotive systems business to form a new company in July 2009. We expect the new company, our wholly owned subsidiary, to make faster decisions, operate more efficiently, and innovate by combining automotive and electronics technologies. We have also taken steps to manage costs in the automotive business by closing several factories, effectively transferring employees internally and reducing our temporary workforce. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” and “— The Year Ended March 31, 2009 Compared with the Year Ended March 31, 2008” for more information.

In the year ended March 31, 2010, this segment accounted for 6% of total revenues before eliminations and recorded a segment loss of ¥5.4 billion.

Components & Devices

In this segment, we offer HDDs, LCDs, information storage media and batteries.

In the HDD business, we are trying to improve the profitability of Hitachi Global Storage Technologies, Inc., our wholly owned subsidiary. We expect that the HDD market will continue to expand due to a growing need for large volume information storage but also consider that the HDD industry is facing rapid technological changes, such as the development of high capacity HDDs and increasing commoditization of old models. To maintain profitability in such an environment, we believe that it is important to establish efficient development and manufacturing operations. We have therefore been implementing various business reorganization and other cost reduction measures, such as integration of several development and manufacturing facilities for magnetic heads and circular disks, closure of a manufacturing facility, a reduction in the size of our workforce and a reduction in plant and equipment investment. We have also made efforts to introduce new products in a timely manner, by, among other things, strengthening management of product development phases. In addition, we made efforts to strengthen our R&D capability for the purpose of developing and introducing cost-competitive products. As a result of these efforts, our HDD business has recently seen positive operating results.

The display business is highly competitive and characterized by significant price fluctuations with changes in the supply-demand balance. Due to the unfavorable business environment such as severe price competition, we exited from the unprofitable large-size LCD business which Hitachi Displays, our consolidated subsidiary, conducted, in the first quarter of the year ended March 31, 2007. Currently an equity method affiliate called IPS Alpha Technology, Ltd. conducts the large-size LCD business for flat-panel TVs. Further, in December 2007, we entered into a comprehensive alliance with Panasonic Corporation and Canon, Inc., which anticipates the transfer of our LCD business to both Panasonic and Canon. We plan to continue to engage in research and development of LCD panels after the transfer of our LCD business.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in Hitachi Maxell, a listed consolidated subsidiary, and converted it into a wholly owned subsidiary in April 2010. We expect the conversion of Hitachi Maxell to improve our position in the important lithium-ion rechargeable battery business by combining Hitachi Maxell’s research and development resources and expertise with ours and by reducing Hitachi Maxell’s investment burden.

In the year ended March 31, 2010, this segment accounted for 7% of total revenues before eliminations and recorded segment profit of ¥1.1 billion.

Digital Media & Consumer Products

In this segment, we offer products in two main categories: digital media products and home appliances. The former includes optical disk drives, flat-panel TVs, LCD projectors and mobile phones, while the latter comprises room and industrial air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

Home electrical equipment manufacturers are responding to customer demand for low price and high added value by cutting costs and developing differentiated product lines. Success in this segment will also depend considerably on the development of products geared to advances in new multimedia-related markets.

In this segment, we are facing intense price competition caused by increasing product commoditization both in the digital media products business and home appliances business. Especially in digital media products such as flat-panel TVs, price reductions have been significant because of domestic and overseas competitors and increasing commoditization of products. In an attempt to improve the profitability of our flat-panel TV business, we have taken restructuring measures, including streamlining our sales network in both domestic and overseas markets, limiting overseas sales units of flat-panel TVs and reducing production and fixed costs. In addition, we began sourcing all glass panels for plasma TVs, which Hitachi Plasma Display previously manufactured, from Panasonic. Subsequently, in September 2009, we announced an agreement to transfer the land and buildings belonging to Hitachi Plasma Display to Showa Shell Solar. Moreover, we separated our digital media products business, mainly consisting of flat-panel TVs and commercial-use LCD projectors, to form a new company in July 2009. We expect the new company, our wholly owned subsidiary, to respond more quickly to market needs through collaborations with our subsidiary in charge of sales and after-sales services and with other external partners for product development. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” and “The Year Ended March 31, 2009 Compared with the Year Ended March 31, 2008” for more information.

On September 14, 2009, we announced an agreement with Casio Computer Co. and NEC Corporation to integrate Casio Hitachi Mobile Communications Co., Ltd., a joint venture between us and Casio Computer, and NEC’s mobile terminal operations unit. The parties expect the integrated company will be able to better cope with the difficult conditions in the mobile manufacturing business by combining both companies’ technological assets, know-how and resources. The merger is also part of our larger strategy to reduce our involvement in businesses that do not share synergies with our Social Innovation Business. As a result of the merger as of June 1, 2010, our equity interest in the integrated company is 16.7% and will further decrease to 9.3% by the end of June 2010. We will no longer account for the joint venture as an equity method affiliate.

In the year ended March 31, 2010, this segment accounted for 9% of total revenues before eliminations and recorded a segment loss of ¥7.2 billion.

Financial Services

We originated this segment to extend credit to purchasers of our products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization.

In the year ended March 31, 2010, this segment accounted for 4% of total revenues before eliminations and recorded segment profit of ¥8.5 billion.

Others

This segment includes various businesses not included in our other segments, primarily consisting of sales from general trading, logistics and property management services conducted by our consolidated subsidiaries. We also have many subsidiaries that we established to offer various services related to our business operations internally, such as printing, and services shared by our group companies, such as financial and human resource administration.

In the year ended March 31, 2010, this segment accounted for 8% of total revenues before eliminations and recorded segment profit of ¥19.4 billion.

Competition

We are subject to intense competition in each of our businesses. Among our major competitors are some of the top-ranking industrial companies in Japan, the United States, Europe and Asia. Depending on the nature of the business, rapid progress in technology or the need to reduce costs to meet customer requirements marks the competition. In addition, we are facing more competition against companies that focus exclusively on specific market segments. See “Item 4. Information on the Company — B. Business Overview — Description of Segments” for details of competition in each segment.

Seasonality

Our revenues in the Information & Telecommunication Systems segment, the Power Systems segment and the Social Infrastructure & Industrial Systems segment in the fourth quarter ending March 31 tend to be higher than those in other quarters due in part to the purchase customs of our customers, including governmental agencies in Japan.

Sources of Supply

We purchase a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. We conduct our purchases centrally. In general, we are not dependent on any single source of supply for our raw materials, parts and components. Because Japan produces very few of the raw materials we use in our manufacturing processes, we monitor the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw materials, parts or components that are likely to materially affect our business. Prices of certain raw materials, parts and components that we purchase, such as petroleum products, copper, aluminum and semiconductor memory chips, are volatile. Increases in prices of petroleum and other materials, such as copper, steel and synthetic resins, increase our production costs, and may adversely affect our results of operations. However, we are currently taking advantage of the strong yen to make purchases overseas.

Intellectual Property and Licenses

We hold numerous intellectual property rights, including patents, trademarks and copyrights. Although we consider them to be valuable assets and important for our operations, we believe that our business is not materially dependent on any single patent, trademark, copyright or other intellectual property right that we hold.

We have many license and technical assistance agreements covering a wide variety of products. Some of these agreements grant us the rights to use certain Japanese and foreign patents or to receive certain technical information. Under certain other agreements, we have also granted licenses and technical assistance to various companies located in Japan or overseas. Additionally, in certain instances, we have entered into cross-license agreements with major international electronics and electrical equipment manufacturers. Our patent portfolio management activities try to cultivate patents related to selected themes worldwide with the aim of creating an internationally competitive intellectual property portfolio. In the year ended March 31, 2010, we focused on themes related to our Social Innovation Business such as high-efficiency thermal power generation, smart grid systems, environmentally-friendly data centers and lithium-ion batteries. We believe that we are not materially dependent on any single such license or technical assistance agreement.

Government Regulations

Our business activities are subject to various governmental regulations in countries where we operate, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements.

For example, we are subject to various environmental regulations such as the Air Pollution Control Law of Japan, the Soil Contamination Countermeasures Law of Japan, and the Water Pollution Control Law of Japan, which the Ministry of the Environment of Japan administers, and the law generally known as the Pollutant Release and Transfer Register Law of Japan, which the Ministry of Economy, Trade and Industry of Japan and the Ministry of the Environment of Japan administer. In order to comply with these laws, we have implemented various measures such as improving our production facilities, introducing a chemical substance risk assessment system, monitoring the use and emission of certain chemical substances and cleaning up groundwater and soil as necessary.

Further, we have also worked to comply with the European Union directive on the restriction of the use of certain hazardous substances in electrical and electronic equipment, or RoHS, effective since July 1, 2006, which requires the elimination of six chemicals from electrical and electronic products marketed in the European Union. The chemicals specified in the directive are:

•	lead;

•	hexavalent chromium;

•	cadmium;

•	mercury;

•	polybrominated biphenyls, or PBB; and

•	polybrominated diphenyl ethers, or PBDE.

We achieved compliance with this directive in July 2006 and are making continued efforts to comply with it. In addition, we have worked to comply with the European Union regulation concerning the registration, evaluation, authorization, and restrictions of chemicals, or REACH, effective since June 1, 2007, which requires manufacturers, users and importers of a broad range of chemical substances to register chemical substances imported into the European Union member states and to file reports and apply for authorization for the chemicals contained in their products. We have worked to identify chemical substances contained in our products to be registered by developing our information infrastructure.

These regulations among others to which we are subject could become more stringent or additional regulations could be adopted in the future, which could cause us to incur additional compliance costs or limit our business activities. Further, a failure to comply with these regulations could result in fines or other penalties, which could adversely affect our financial condition, results of operation, cash flows, reputation or credibility.

C. Organizational Structure

The table below shows our major subsidiaries as of March 31, 2010. Ownership percentage of voting rights indicates voting rights owned, directly or indirectly, by us and our subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights
Information & Telecommunication Systems
Hitachi Electronics Services Co., Ltd.	Japan	100.0%
Hitachi Information & Control Solutions, Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	100.0
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Software Engineering Co., Ltd.	Japan	100.0
Hitachi Systems & Services, Ltd.	Japan	100.0
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Data Systems Corporation	U.S.A.	100.0
Hitachi Information & Telecommunication Systems Global Holding Corporation	U.S.A.	100.0
Power Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi-GE Nuclear Energy, Ltd.	Japan	80.0
Hitachi Power Europe GmbH	Germany	100.0
Hitachi Power Systems America, Ltd.	U.S.A.	100.0
Social Infrastructure & Industrial Systems
Hitachi Building Systems Co., Ltd.	Japan	100.0%
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Plant Technologies, Ltd. (note 1)	Japan	94.7
Hitachi Elevator (China) Co., Ltd.	China	70.0
Electronic Systems & Equipment
Hitachi High-Technologies Corporation	Japan	51.8%
Hitachi Koki Co., Ltd.	Japan	51.2
Hitachi Kokusai Electric Inc.	Japan	52.4
Hitachi Medical Corporation	Japan	63.2
Hitachi Via Mechanics, Ltd.	Japan	100.0
Construction Machinery
Hitachi Construction Machinery Co., Ltd.	Japan	51.8%
High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.1%
Hitachi Chemical Co., Ltd.	Japan	51.4
Hitachi Metals, Ltd.	Japan	55.7
Automotive Systems
Clarion Co., Ltd.	Japan	64.0%
Hitachi Automotive Systems, Ltd.	Japan	100.0
Hitachi Auto Parts & Service Co., Ltd.	Japan	100.0
Hitachi Automotive Products (USA), Inc.	U.S.A.	100.0
Components & Devices
Hitachi Displays, Ltd.	Japan	50.2%
Hitachi Maxell, Ltd. (note 2)	Japan	94.3
Hitachi Display Device (Suzhou) Co., Ltd.	China	100.0
Hitachi Global Storage Technologies Netherlands B.V.	Netherlands	100.0
Digital Media & Consumer Products
Hitachi Appliances, Inc.	Japan	100.0%
Hitachi Consumer Electronics Co., Ltd.	Japan	100.0
Hitachi-LG Data Storage, Inc.	Japan	51.0
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Consumer Products (Thailand), Ltd.	Thailand	80.1
Financial Services
Hitachi Capital Corporation	Japan	60.7%
Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life, Ltd.	Japan	100.0
Hitachi Transport System, Ltd.	Japan	59.0
Nikkyo Create, Ltd.	Japan	100.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

Notes:

(1)	We converted Hitachi Plant Technologies into a wholly owned subsidiary on April 1, 2010.

(2)	We converted Hitachi Maxell into a wholly owned subsidiary on April 1, 2010.

D. Property, Plants and Equipment

We own a significant portion of the land, plants, offices and other fixed assets necessary to conduct our business. A significant portion of our land, plants, offices and other fixed assets are located in Japan. We believe our properties are well maintained and believe our plant capacity is adequate for our current needs and future plans. Certain of our properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans as of March 31, 2010 was ¥68,841 million.

The following table describes the name of the office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2010. We believe the following offices, divisions, groups, centers and subsidiaries comprise our major lines of business:

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
Hitachi:
Thermal Power Systems Division, etc.	Ibaraki	3,789	Power generating equipment
Information & Telecommunication Systems Company	Kanagawa, etc.	799	Software, mainframes
Research & Development Group	Tokyo, etc.	825	—
Urban Planning and Development Systems Company	Ibaraki	528	Elevators, escalators
Sales Offices	Osaka, etc.	102	—
Head Office	Tokyo	1,084	—
Information & Control Systems Company	Ibaraki	232	Switch boards, computer control systems
Transportation Systems Division	Yamaguchi	693	Railway vehicles
Consumer Business Division	Tokyo	89	—

Subsidiaries:
Hitachi Automotive Systems, Ltd.	Ibaraki	2,614	Automotive equipment
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki	5,534	Construction machinery
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,096	Special steels
Hitachi Displays, Ltd.	Chiba	457	Liquid crystal displays
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki	961	Wires and cables
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	171	—
Head Office, Hitachi Software Engineering Co., Ltd.	Tokyo	17	—
Kyoto Works, Hitachi Maxell, Ltd.	Kyoto	302	Magnetic recording media, batteries
Hitachinaka-Rinko Works, Hitachi Construction Machinery Co., Ltd.	Ibaraki	181	Construction machinery
Yamazaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	675	Semiconductor related materials

Outside of Japan
Overseas subsidiaries:
Hitachi Global Storage Technologies Netherlands B.V.	California, U.S.A., etc.	1,811	Hard disk drives
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,561	Automotive components
Telco Construction Equipment Company Limited	Bangalore, India	1,141	Construction machinery

For information on our plan for capital investment for the year ended March 31, 2010, see “A. History and Development of the Company” in this Item.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

Economic Environment

We provide highly diversified products and services and conduct business throughout the world. Various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in our main market sectors such as Japan, Asia, the United States and Europe, therefore affect our results of operations.

In the year ended March 31, 2010, the world economy, which declined sharply beginning in September 2008, leveled out as a result of various governments’ economic stimulus packages. However, economic and market conditions were still marked by low levels of consumption and production. While the Chinese economy experienced rapid growth, spurred by government spending, U.S. and European economies remained weak as unemployment rates rose and personal incomes fell. The Japanese economy also leveled out as a result of government spending and resurgent exports to China and other emerging markets. However, the Japanese economy fell short of achieving a self-sustaining recovery due to sluggish private-sector capital investment and low levels of consumer spending affected by worsening employment conditions and personal incomes. Japan’s real GDP declined by 2.0% in the year ended March 31, 2010 as compared to the previous year and declined by 3.7% in the year ended March 31, 2009 as compared to the previous year. It grew 1.8% in the year ended March 31, 2008 as compared to the previous year.

We conduct business in many foreign countries, and a portion of our assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, we export products and import components and raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may affect our financial results, which are reported in Japanese yen. For example, we do a large portion of our manufacturing domestically, which means that a strong yen reduces our cost competitiveness. The Japanese yen on average strengthened against the U.S. dollar and the euro during the years ended March 31, 2008, 2009 and 2010. We employ forward exchange contracts and cross-currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when we believe it is appropriate, we seek to manufacture outside Japan and procure materials and parts locally. We generally seek to finance foreign currency investments with available foreign currency balances. When foreign currency balances are insufficient, we may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations on such investments. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

Business Strategy

We aim to achieve sustainable growth and establish a stable and profitable business structure by enhancing our competitiveness as a global leader in the Social Innovation Business. This focus includes exiting underperforming businesses or businesses that share few synergies with our Social Innovation Business as well as combining technologies that share synergies in order to strengthen existing and develop new businesses. We are also implementing a variety of operational cost reduction measures, including reorganizing our operation and production bases and reducing our workforce. The following are our specific business strategies.

Strengthening Our Social Innovation Business

We aim to achieve sustainable growth by enhancing our competitiveness as a global leader in the Social Innovation Business, which supplies advanced social infrastructure supported by information and communication technology, or ICT. Our Social Innovation Business mainly relates to the Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems and Construction Machinery segments, including businesses that integrate ICT and social infrastructure, and the High Functional Materials & Components segment. We believe our Social Innovation Business will take advantage of our knowledge, experience and customer confidence, and exploit synergies across our information and telecommunication systems and social infrastructure businesses. In addition, we believe we can leverage our ability to build environmental systems by drawing on our advanced environmental technologies and experience. We aim to expand our Social Innovation Business globally by strengthening project control centers via local leadership. We believe this will enable us to develop a detailed strategy in each region through developing comprehensive understanding of local values, standards and risks. In addition, when necessary and appropriate, we will collaborate with local partners, including local governments, to expand business opportunities. Further, we will focus our business resources, including capital expenditures and R&D investments, on our Social Innovation Business.

Restructuring and Divestiture of Underperforming Businesses and Implementing Cost Reduction Measures

We are responding to the challenging economic circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses, and reorganizing the geographic distribution of our manufacturing facilities. We are implementing a variety of measures to reduce costs, including reorganizing our operation and production bases and reducing our workforce. These measures include:

•	reorganizing or exiting underperforming businesses and reducing labor costs, particularly in the digital media and automotive systems-related businesses;

•	controlling costs, such as by reducing procurement costs and enhancing project management;

•	promoting shared services over a wide range of areas such as procurement, logistics, document services, cafeteria operations, security, personnel management and financial management; and

•	reducing or delaying capital expenditures.

For the year ending March 31, 2010, we made company-wide efforts to reduce fixed costs and procurement costs. In addition, we continued to make selective investments in new plants and equipment, resulting in a decrease of ¥242.1 billion in capital expenditures on an accrual basis.

In December 2007, we entered into a comprehensive alliance with Panasonic and Canon to transfer our large-sized LCD business to Panasonic and our small- and medium-sized LCD businesses to Canon. Pursuant to the alliance, in February 2008, the parties entered into an agreement regarding the future transfer of these businesses to Panasonic and Canon.

During the year ended March 31, 2009, we made changes in our flat-panel TV business. We decided to shift from producing glass panels for plasma TVs at our subsidiary to procuring such components from Panasonic. In addition, we withdrew from in-house production of TV sets overseas and accelerated utilization of production outsourcing for those markets.

Also, in September 2009, we announced plans to integrate our affiliate Renesas Technology and NEC Electronics to form a new semiconductor company. The merger was completed on April 1, 2010. The combination of Renesas Technology and NEC Electronics is expected to result in substantial cost reduction and mitigate the negative impact of the global economic recession by combining research and development resources, consolidating manufacturing facilities and eliminating redundant operations. See “— Business Reorganization” in this Item below for more detailed information.

Strengthening of Consolidated Group Management

Our consolidated group includes a number of subsidiaries and affiliates including publicly listed companies. We have taken and continue to take measures with a view to fostering closer ties and establishing a closer capital relationship among such group companies and facilitating the timely implementation of business strategies and other initiatives, leading to improved competitiveness and profitability. For example, we converted five listed consolidated subsidiaries into wholly owned subsidiaries, which we believe will benefit our Social Innovation Business by establishing closer ties and relationships and will also enable us to reflect more of those companies’ profits in our statement of operations.

On October 1, 2009, we adopted an “in-house company system” and established virtual companies within Hitachi. We have provided these in-house companies with responsibilities and authority aimed at more speedy and autonomous business management. Each virtual company has the same independence, responsibility and accountability for their earnings as group companies, aiming to accelerate decision-making and to facilitate the optimal allocation of business resources within Hitachi.

Furthermore, our headquarters division will focus additional attention on generating synergies and address issues that have group-wide implications such as the adoption of a uniform advanced IT platform, and coordinating production engineering, procurement and our brand to help in-house companies and group companies strengthen competitiveness. Our headquarters division will also attempt to develop business fields that incorporate elements of our information and communication technology and social infrastructure businesses.

Business Reorganization

Year Ended March 31, 2010 Business Reorganization

On October 8, 2009, we completed tender offers for the shares of five listed consolidated subsidiaries. The five subsidiaries and their main businesses are:

•

Hitachi Information Systems. Information processing and network services; system integration; software development; and equipment and supplies sales. We converted Hitachi Information Systems into a wholly owned subsidiary in February 2010.

•

Hitachi Software Engineering. Development and sales of computer software and sales of information processing equipment. We converted Hitachi Software Engineering into a wholly owned subsidiary in February 2010.

•

Hitachi Systems & Services. System integration and system services; software packages; and sales of information processing equipment. We converted Hitachi Systems & Services into a wholly owned subsidiary in February 2010.

•

Hitachi Plant Technologies. Development, design, production, sale, service and construction of social infrastructure, air conditioning, energy and other industrial systems. We converted Hitachi Plant Technologies into a wholly owned subsidiary in April 2010.

•	Hitachi Maxell. Manufacturing and marketing of information storage media, batteries and material-device-electronic appliances. We converted Hitachi Maxell into a wholly owned subsidiary in April 2010.

The tender offers for the shares of the five subsidiaries required funds in an aggregate amount of ¥255.6 billion. In addition, we engaged in certain measures to complete the acquisition of the shares of shareholders of the five subsidiaries who did not tender their shares during the tender offer period, either by cash acquisitions or share-for-share exchanges. Cash acquisitions required additional funds and share-for-share exchanges resulted in some dilution of our common stock.

On September 16, 2009, we, Renesas Technology, NEC Electronics, NEC and Mitsubishi Electric entered into a definitive agreement to merge Renesas Technology into NEC Electronics. The merger closed on April 1, 2010 and the surviving company was renamed Renesas Electronics Corporation. Renesas Technology was a joint venture between us and Mitsubishi Electric, pursuant to which we owned 55% and Mitsubishi Electric owned 45% of the shares. We accounted for the joint venture as an equity method affiliate since its incorporation in 2003. We contributed funds totaling ¥39.4 billion during the year ended March 31, 2010 and contributed additional funds in an amount of ¥43.0 billion on April 1, 2010 in exchange for shares of Renesas Electronics’ common stock. Following the merger, we maintain a 30.62% ownership interest in Renesas Electronics, and continue to account for the company as an equity method affiliate. We, NEC and Mitsubishi Electric have agreed to hold the respective shares of Renesas Electronics each company acquired via the April 1, 2010 capital injection for at least two years. Renesas Electronics’ common stock is currently listed on the First Section of the TSE having replaced NEC Electronics’ listing following the merger.

The merger was part of our larger strategy to restructure our business portfolio, which is designed to greatly enhance resource allocation and profitability. We entered into the definitive agreement as an initial step to decrease our stake in Renesas Technology and we expect Renesas Electronics to realize synergies and provide globally competitive products in three major product groups: microcontroller units, system on chip and discrete products, while reducing costs by combining research and development resources, consolidating manufacturing facilities and eliminating redundant operations.

On July 1, 2009, to cope with the harsh business environment brought by a worldwide collapse in demand for automobiles, we conducted a corporate split and transferred the operations of our Automotive Systems Group to a newly formed wholly owned subsidiary, Hitachi Automotive Systems, Ltd. We expect Hitachi Automotive Systems to facilitate business restructuring to improve profitability, make faster decisions and operate more efficiently through the realignment and integration of manufacturing facilities and reduction and reallocation of employees and to improve innovation by combining automotive and electronics technologies.

On July 1, 2009, to cope with the challenging business environment, including the global economic recession and a decrease in prices, we conducted a corporate split and transferred the operations of our Consumer Business Group to a newly formed wholly owned subsidiary, Hitachi Consumer Electronics Co., Ltd. We expect Hitachi Consumer Electronics to create stronger ties with our companies responsible for externally sourcing, selling and providing services for consumer electronics for us. We also expect the corporate split to facilitate a market-oriented business structure that is more responsive in supplying products based on consumer needs. In addition, Hitachi Consumer Electronics is expected to strengthen competitiveness through increased cooperation with other outside companies.

Year Ended March 31, 2009 Business Reorganization

In January 2009, we conducted a tender offer for shares of Hitachi Kokusai Electric, an equity method affiliate that manufactures and sells wireless communications systems, broadcasting and video systems and semiconductor manufacturing equipment. Hitachi Kokusai Electric then became our consolidated subsidiary in March 2009. We seek to realize synergies from the transaction through Hitachi Kokusai Electric’s expertise in digital wireless communication technologies, video processing technologies and the broadcasting systems business. We plan to use this expertise in order to strengthen our businesses in such areas as information networks, transportation systems, and urban development systems.

In January 2009, we conducted a tender offer for shares of Hitachi Koki, an equity method affiliate that manufactures and sells power tools. Hitachi Koki then became our consolidated subsidiary in March 2009. The conversion of Hitachi Koki into a consolidated subsidiary is intended to expand Hitachi Koki’s business on a global scale and to foster collaboration in such areas as research and development for lithium-ion battery-operated products, a strategic product for Hitachi Koki.

During the year ended March 31, 2009, the Company decided to shift from producing glass panels for plasma TVs at our subsidiary to procuring such components from Panasonic. See “— The Year Ended March 31, 2009 Compared with The Year Ended March 31, 2008” in this Item for additional information.

Year Ended March 31, 2008 Business Reorganization

In November 2006, we entered into a letter of intent with GE, which expressed the intent of both parties to create a global alliance for their nuclear businesses. This alliance was intended to improve and expand our and GE’s boiling water reactor technology offerings, as well as to achieve synergy in the areas of design, manufacture, construction, maintenance and engineering services. Subsequently, in order to implement the alliance, we entered into an agreement with GE in May 2007 to form companies in each of the U.S., Canada and Japan. The U.S. and Canadian companies were established in June 2007. In July 2007, we transferred our nuclear power systems operations to a newly created Japanese company, by way of corporate split under the Companies Act, and GE invested in the Japanese company. We own 40% of the U.S. and Canadian companies, with GE owning the remaining 60%, and we own 80.01% of the Japanese company, which is a consolidated subsidiary, with GE owning the remaining 19.99%. We seek through these transactions to strengthen our competitiveness in the global market and to increase market share and profitability in the future through synergy with GE. We plan to strengthen and expand our nuclear power systems business throughout the world, including the U.S., through the alliance with GE. In particular, these plans include jointly designing both an advanced boiling water reactor and a next-generation, economic and simplified boiling water reactor. These plans also include leveraging both companies’ accumulated know-how and experience in the sales activities and the construction of nuclear power plants.

In December 2007, we entered into a comprehensive alliance with Panasonic and Canon. Pursuant to this alliance, our large-size LCD business and small- and medium-sized LCD business will be transferred to Panasonic and Canon, respectively. In February 2008, we entered into an agreement with Panasonic regarding the future transfer of our business, conducted by IPS Alpha, for manufacturing large-sized LCDs for flat-panel TVs to Panasonic. Also in February 2008, we entered into an agreement with Canon regarding the future transfer of Hitachi Displays’ business for manufacturing small- and medium-sized LCDs to Canon. We plan to complete the transfer of our large-size LCD business to Panasonic by the end of June 2010.

Note to Analysis of Revenues and Profit (Loss)

Effective from the year ended March 31, 2010, we adopted FASB Accounting Standards Codification (ASC) 280, “Segment Reporting,” and accordingly changed our segment reporting. The figures of revenues and profit (loss) by segment for the year ended March 31, 2009 and the year ended March 31, 2008 have been reclassified in conformity with the new segmentation. Revenues by segment include intersegment transactions for which we make adjustments in calculating total revenues. Segment profit (loss) is derived from revenues less cost of sales and selling, general and administrative expenses. Cost of sales does not include restructuring charges, net gain or loss on sale and disposal of rental assets and other property, and impairment losses for long-lived assets. See notes 18, 19, 20 and 30 to our consolidated financial statements.

Results of Operations

The Year Ended March 31, 2010 Compared with The Year Ended March 31, 2009

Summary

	Year ended March 31,		Percent change
	2009	2010
	(Millions of yen, except percentage data)
Total revenues	10,000,369	8,968,546	-10%
Income (loss) before income taxes	(289,871)	63,580	—
Net loss	(795,120)	(84,391)	—
Net loss attributable to Hitachi, Ltd.	(787,337)	(106,961)	—

Our total revenues in the year ended March 31, 2010 decreased appreciably compared with the year ended March 31, 2009. We recorded income before income taxes for the year ended March 31, 2010 compared with a significant loss for the year ended March 31, 2009, due primarily to the increase in profit by business segments as a whole and declines in impairment losses on long-lived assets and equity in net loss of affiliated companies. As a result of the foregoing, we incurred a net loss attributable to Hitachi, Ltd. for the year ended March 31, 2010, but this was a significant improvement compared with the large net loss attributable to Hitachi, Ltd. for the year ended March 31, 2009.

Analysis of Statement of Operations

Our total revenues in the year ended March 31, 2010 were ¥8,968.5 billion, a decrease of 10% compared with the year ended March 31, 2009, due primarily to decreases in revenues in the Information & Telecommunication Systems, High Functional Materials & Components and Components & Devices segments. Such revenue decreases were primarily associated with falling demand stemming from the economic downturn. Overseas revenues declined 12% in the year ended March 31, 2010, to ¥3,654.7 billion, compared with the year ended March 31, 2009. This decline was due primarily to decreased revenues from sales of construction machinery and HDDs as a result of the prolonged impact of falling worldwide demand and yen appreciation against the U.S. dollar and the euro.

Our cost of sales in the year ended March 31, 2010 was ¥6,849.2 billion, a decrease of 12% compared with the year ended March 31, 2009. The ratio of cost of sales to total revenues was 76%, which was a 2% decrease compared with the year ended March 31, 2009 due primarily to our proactive reduction of costs such as fixed costs and material purchasing costs.

Our selling, general and administrative expenses in the year ended March 31, 2010 were ¥1,917.1 billion, a decrease of 7% compared with the year ended March 31, 2009. The ratio of selling, general and administrative expenses to total revenues was 21%, which was almost the same as the year ended March 31, 2009.

Impairment losses for long-lived assets decreased ¥103.2 billion, to ¥25.1 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. This decrease was primarily due to large impairment losses recognized in the year ended March 31, 2009 in connection with our plasma panel manufacturing facilities. Similar losses were not recognized in the year ended March 31, 2010.

The Components & Devices segment, however, recorded an impairment loss of ¥18.6 billion. The impairment loss includes impairment of production facilities for the battery business. We have recognized losses, and revised expected future income from the business downward because of a reduction in production. The impairment loss also includes impairment of production facilities for the LCD business. This impairment is due to our projection of lower production because of smaller demand for small- and mid-sized LCDs. In addition, the impairment loss includes impairment of production facilities for the magnetic storage media business. This impairment is due to deterioration in profitability stemming from severe market conditions and falling prices. We determined the impairment losses by using fair value estimates based primarily on discounted future cash flows. We expect portions of the investments in the aforementioned businesses to be irrecoverable.

Restructuring charges in the year ended March 31, 2010 increased ¥2.2 billion, to ¥25.1 billion, compared with the year ended March 31, 2009 due primarily to the early retirement programs implemented in the Automotive Systems, High Functional Materials & Components and Components & Devices segments. See “— Restructuring” in this Item for more detailed information.

Interest income decreased ¥7.1 billion, to ¥12.0 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009 due mainly to falling interest rates.

Dividends income decreased ¥2.7 billion, to ¥5.7 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009.

Other income in the year ended March 31, 2010 decreased ¥5.0 billion, to ¥0.1 billion, compared with the year ended March 31, 2009 as we recognized capital gains of ¥5.2 billion from the sale of our mobile communications equipment sales business in the year ended March 31, 2009 and did not recognize similar gains during the year ended March 31, 2010. The ¥0.1 billion of other income consists of exchange gain.

Interest charges decreased ¥7.5 billion, to ¥26.2 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to the effect of lower interest rates and a reduction in interest-bearing debt.

Other deductions, including net loss on securities, foreign exchange loss and net loss on the sale and disposal of rental assets and other property, in the year ended March 31, 2010 decreased ¥80.9 billion, to ¥21.9 billion, compared with the year ended March 31, 2009. Net loss on securities decreased ¥42.8 billion, to ¥1.2 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. This improvement was due primarily to a decrease in write-downs of securities owing to a rise in stock market prices. Although we recognized a foreign exchange loss of ¥37.2 billion in the year ended March 31, 2009, we recognized a gain of ¥0.1 billion in the year ended March 31, 2010 due primarily to a stable yen exchange rate against the U.S. dollar and the euro. Net loss on the sale and disposal of rental assets and other property in the year ended March 31, 2010 was ¥20.2 billion, an improvement of ¥1.0 billion compared with the year ended March 31, 2009.

Equity in net loss of affiliated companies declined ¥104.0 billion, to ¥58.1 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. This was due primarily to improvement in the business results of Renesas Technology, our equity method affiliate in the semiconductor industry, though such company still recorded a net loss.

As a result of the foregoing, income before income taxes in the year ended March 31, 2010 amounted to ¥63.5 billion, an improvement of ¥353.4 billion from a loss before income taxes of ¥289.8 billion in the year ended March 31, 2009.

Income taxes decreased ¥357.2 billion, to ¥147.9 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to a decrease in the amount of additional valuation allowances for deferred tax assets in the year ended March 31, 2009 mainly owing to rapid deterioration in our businesses caused by the serious economic downturn.

As a result, net loss decreased ¥710.7 billion, to ¥84.3 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009.

In the year ended March 31, 2010, net income attributable to noncontrolling interests was ¥22.5 billion compared with a net loss of ¥7.7 billion for the year ended March 31, 2009, due primarily to an improvement of business results of our listed subsidiaries in the High Functional Materials & Components segment.

As a result of the foregoing, net loss attributable to Hitachi, Ltd. decreased ¥680.3 billion, to ¥106.9 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009.

Operations by Segment

	Revenues			Segment profit (loss)
	Year ended March 31,		Percent change	Year ended March 31,		Percent change
	2009	2010		2009	2010
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	1,945,351	1,705,587	-12%	138,452	94,592	-32%
Power Systems	862,389	882,135	+2%	3,485	22,075	+533%
Social Infrastructure & Industrial Systems	1,334,246	1,250,225	-6%	34,406	42,086	+22%
Electronic Systems & Equipment	983,821	998,632	+2%	25,755	(5,218)	—
Construction Machinery	724,689	583,636	-19%	51,337	17,649	-66%
High Functional Materials & Components	1,561,045	1,249,327	-20%	25,257	44,412	+76%
Automotive Systems	681,750	638,828	-6%	(60,507)	(5,486)	—
Components & Devices	978,297	754,889	-23%	5,799	1,149	-80%
Digital Media & Consumer Products	1,103,860	929,258	-16%	(110,548)	(7,206)	—
Financial Services	401,317	419,650	+5%	6,660	8,518	+28%
Others	830,834	763,665	-8%	24,515	19,423	-21%

Subtotal	11,407,599	10,175,832	-11%	144,611	231,994	+60%
Eliminations and Corporate Items	(1,407,230)	(1,207,286)	—	(17,465)	(29,835)	—

Total	10,000,369	8,968,546	-10%	127,146	202,159	+59%

Total segment profit increased 59%, to ¥202.1 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. This increase was due primarily to significant decreases in losses in the Automotive Systems and Digital Media & Consumer Products segments owing to our restructuring measures, which were partially offset by decreases in profit in the Information & Telecommunication Systems and Construction Machinery segments.

Information & Telecommunication Systems

Revenues in the year ended March 31, 2010 were ¥1,705.5 billion, a 12% decrease compared with the year ended March 31, 2009. Revenues in the services business decreased due primarily to the decreased revenues from systems integration and outsourcing owing to the impact of customers refraining from IT-related investments caused by the sluggish domestic economy. Hardware revenues also decreased. The decrease in hardware revenues was the result of decreased revenues from disk array subsystems due to a decrease in sales of high-end products in overseas markets caused by customers refraining from IT-related investments and the effect of yen appreciation. Decreased revenues from ATM sales due to domestic financial institutions refraining from investments also contributed to this decrease.

Segment profit in the year ended March 31, 2010 was ¥94.5 billion, a 32% decrease compared with the year ended March 31, 2009, due primarily to lower profit in our services and hardware businesses. The profit decline for services resulted primarily from lower revenues. The profit decline for hardware resulted primarily from lower revenues and yen appreciation.

Power Systems

Revenues in the year ended March 31, 2010 were ¥882.1 billion, a 2% increase compared with the year ended March 31, 2009, due primarily to an increase in revenues from thermal power systems resulting from sales of coal fired power systems to Europe and South Africa. An increase in revenues from nuclear power systems resulting from new domestic plant construction and solid orders of preventative maintenance services also contributed to the segment revenue increase.

Segment profit in the year ended March 31, 2010 was ¥22.0 billion, a 533% increase compared with the year ended March 31, 2009, due primarily to higher revenues and improved project management in overseas projects, which included qualitative and quantitative enhancement of management personnel.

Social Infrastructure & Industrial Systems

Revenues decreased 6%, to ¥1,250.2 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. The factors for the decrease included a decrease in sales of elevators and escalators, especially in Japan, as well as industrial equipment due primarily to depressed private-sector capital investments resulting from the economic downturn, though solid sales of railway vehicles and systems in overseas markets partially offset the decrease.

Segment profit increased 22%, to ¥42.0 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to an improvement in the profitability of overseas projects of the railway vehicles and systems business as the effect of unprofitable overseas projects resulting from the strong yen in the year ended March 31, 2009 was less pronounced. Our cost reduction efforts also contributed to the positive effect.

Electronic Systems & Equipment

Revenues increased 2%, to ¥998.6 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. Although revenues from semiconductor and LCD manufacturing equipment decreased, as semiconductor manufacturers and LCD manufacturers reduced capital investments due to deterioration in these markets, total segment revenues increased due primarily to the inclusion of revenues for Hitachi Kokusai Electric and Hitachi Koki, which became consolidated subsidiaries in March 2009.

Segment profit in the year ended March 31, 2010 decreased ¥30.9 billion, resulting in a loss of ¥5.2 billion, compared with the year ended March 31, 2009, due primarily to the worsening profitability of the semiconductor and LCD manufacturing equipment businesses mainly as a result of the decrease in sales of such products.

Construction Machinery

Revenues decreased 19%, to ¥583.6 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to a decrease in sales of hydraulic excavators, primarily in Japan, the U.S. and Europe as a result of decreased demand for construction machinery mainly stemming from the economic downturn. The decrease was partially offset by an increase in sales of construction machinery in China due to a promotion of infrastructure development as a part of the government’s economic stimulus package.

Segment profit decreased 66%, to ¥17.6 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to worsening profitability resulting from a decrease in sales primarily for hydraulic excavators.

High Functional Materials & Components

Revenues in the year ended March 31, 2010 were ¥1,249.3 billion, a 20% decrease compared with the year ended March 31, 2009 due primarily to falling worldwide demand for automotive-related materials and semiconductor- and LCD-related products and a decrease in revenues from sales of industrial and power cables stemming from the stagnation of private-sector capital investments.

Segment profit in the year ended March 31, 2010 was ¥44.4 billion, a 76% increase compared with the year ended March 31, 2009 despite a decline in revenues, due primarily to the effects of reductions in fixed costs and procurement costs and improved profitability of LCD- and semiconductor-related products for digital home appliances in China at Hitachi Chemical.

Automotive Systems

Revenues decreased 6%, to ¥638.8 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009. This was due primarily to the sharp reduction in demand for automotive equipment in the first half of the year ended March 31, 2010 as automobile manufacturers drastically decreased production against the backdrop of sluggish global automobile sales. However, we saw an increase in demand for automotive equipment as automobile sales recovered in the second half of the year ended March 31, 2010.

Segment loss in the year ended March 31, 2010 amounted to ¥5.4 billion, an improvement of ¥55.0 billion compared with the year ended March 31, 2009, due primarily to our restructuring efforts to reduce fixed costs through reorganization and consolidation of production and sales bases and appropriate reduction in the size of the workforce in Japan and overseas as well as the positive effect of the revenue increase in the second half of the year ended March 31, 2010.

Components & Devices

Revenues decreased 23%, to ¥754.8 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to decreases in revenues from HDDs, affected primarily by price declines, and in revenues from LCDs owing to a decrease in demand for the use of high-definition LCD panels in mobile phones and game consoles. Although HDD shipment volume amounted to approximately 91.4 million units, almost the same year on year, revenues decreased due primarily to declines in unit prices. Although the shipment volume of 3.5-inch HDD models for desktop PCs decreased because of sluggish demand, demand for laptop computers progressed favorably, resulting in an increase in the shipment volume of the mainstay 2.5-inch models.

Segment profit decreased 80%, to ¥1.1 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to declining profitability of the HDD business primarily caused by declines in unit prices especially in the first half of year ended March 31, 2010 as well as declining profitability of the LCD business resulting from a decrease in sales.

Digital Media & Consumer Products

Revenues in the year ended March 31, 2010 were ¥929.2 billion, a 16% decrease compared with the year ended March 31, 2009. Major factors contributing to this decrease included a reduction in overseas sales channels for flat-panel TVs as part of our business structural reforms strategy designed to lower operational risk, price declines for flat-panel TVs, a decrease in sales of air-conditioning equipment, especially in Japan and Europe due primarily to restrained capital investments, and a decrease in sales of mobile phones due primarily to a decrease in new models marketed by us.

Although we recognized a segment loss of ¥7.2 billion in the year ended March 31, 2010, this was a ¥103.3 billion improvement compared with the year ended March 31, 2009. This improvement was primarily due to a significant decrease in losses in our flat-panel TV business owing to the restructuring measures and an increase in profit in our optical disk drive business mainly resulting from higher revenues in the second half of the year ended March 31, 2010 due to recovery in demand for PCs. The cost reduction measures included restructuring measures, such as the switch from manufacturing to external procurement of plasma panels, appropriate reduction in the size of the workforce primarily at production bases in Japan and overseas and effective utilization of consignment production of TV sets. These measures resulted in a narrower loss in the flat-panel TV business.

Financial Services

Revenues in the year ended March 31, 2010 were ¥419.6 billion, a 5% increase compared with the year ended March 31, 2009. The increase was due primarily to recording a one-time large cancellation penalty and an increase in lease transactions for agricultural equipment. The increase was partially offset by a decline in lease transactions with domestic enterprises amid falling private-sector capital investments against the backdrop of the economic downturn.

Segment profit in the year ended March 31, 2010 was ¥8.5 billion, a 28% increase compared with the year ended March 31, 2009. This increase was due primarily to progress in cutting operating costs and financing costs.

Others

Revenues decreased 8%, to ¥763.6 billion, and segment profit decreased 21%, to ¥19.4 billion, in the year ended March 31, 2010 compared with the year ended March 31, 2009, due primarily to lower revenues at Hitachi Transport System because of a decrease in demand for logistics services stemming from the global economic downturn and lower revenues at other services businesses.

Revenues by Geographic Area

	Revenues
	Year ended March 31,		Percent change
	2009	2010
	(Millions of yen, except percentage data)
Japan	5,861,448	5,313,790	-9%
Outside Japan
Asia	1,911,290	1,699,071	-11%
North America	899,550	729,698	-19%
Europe	904,425	824,697	-9%
Other Areas	423,656	401,290	-5%
Subtotal	4,138,921	3,654,756	-12%

Total	10,000,369	8,968,546	-10%

Japan

Revenues in Japan in the year ended March 31, 2010 were ¥5,313.7 billion, a 9% decrease compared with the year ended March 31, 2009. This decrease was due primarily to lower revenues from services and hardware in the information & telecommunication systems sector, construction machinery, automotive-related equipment, materials and components, and semiconductor and LCD manufacturing equipment due to a decline in demand against a backdrop of depressed private-sector capital investments and weakening consumer spending.

Asia

Revenues in Asia in the year ended March 31, 2010 were ¥1,699.0 billion, an 11% decrease compared with the year ended March 31, 2009. This decrease was due primarily to a fall in revenues from IT-related products, including HDDs and high functional materials and components, despite an increase in revenues from construction machinery in China caused by strong demand spurred by government stimulus measures.

North America

Revenues in North America in the year ended March 31, 2010 were ¥729.6 billion, a 19% decrease compared with the year ended March 31, 2009. This decrease was primarily attributable to a decrease in revenues from HDDs and disk array subsystems due to customers refraining from IT-related investments. Revenues from thermal power systems also decreased due primarily to weak demand from power companies. A decrease in revenues from construction machinery due to depressed housing investments in the United States also contributed to the decline.

Europe

Revenues in Europe in the year ended March 31, 2010 were ¥824.6 billion, a 9% decrease compared with the year ended March 31, 2009, due primarily to lower revenues from construction machinery, and HDDs owing to weaker demand against the backdrop of the economic downturn. The lower revenues were partially offset by an increase in revenues from coal-fired thermal power plants in Germany.

Other Areas

Revenues in other areas decreased 5%, to ¥401.2 billion, due primarily to a decline in sales of mining dump trucks in Africa for natural resource development despite an increase in revenues from coal-fired thermal power plants in South Africa.

The Year Ended March 31, 2009 Compared with the Year Ended March 31, 2008

Summary

	Year ended March 31,		Percent change
	2008	2009
	(Millions of yen, except percentage data)
Total revenues	11,226,735	10,000,369	-11%
Income (loss) before income taxes	324,782	(289,871)	—
Net income (loss)	52,619	(795,120)	—
Net loss attributable to Hitachi, Ltd.	(58,125)	(787,337)	—

Our total revenues decreased appreciably compared with the preceding fiscal year. We recorded a significant loss before income taxes due to the drastic decline in profit by business segments as a whole, as well as large losses due to impairment of long-lived assets, equity in net loss of affiliated companies, write-downs of securities, foreign exchange losses and restructuring charges. Net loss attributable to Hitachi, Ltd. significantly increased compared with the preceding fiscal year due to the loss before income taxes as well as a sizable increase in the valuation allowance for deferred tax assets.

Analysis of Statement of Operations

Our total revenues in the year ended March 31, 2009 were ¥10,000.3 billion, a decrease of 11% from the preceding fiscal year due to decreases in revenues in most segments, but primarily in the Construction Machinery, High Functional Materials & Components, Automotive Systems and Digital Media & Consumer Products segments. Such revenue decreases were primarily associated with the plunge in demand for automobiles, semiconductors and industrial equipment caused by the worldwide economic deterioration during the second half of the year ended March 31, 2009. Overseas revenues declined 13% compared with the preceding fiscal year to ¥4,138.9 billion. This decline, due primarily to a decrease in revenues in automobile-related equipment, materials and components, as well as construction machinery, was caused by the worldwide economic deterioration during the second half of the year ended March 31, 2009. The strengthening of the yen also reduced revenues from overseas.

Our cost of sales decreased 11%, to ¥7,816.1 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. The ratio of cost of sales to total revenues was 78%, which was flat with the preceding fiscal year. The stability of this ratio reflects the results of cost-reduction efforts, which offset the effect of increases in raw material prices.

Selling, general and administrative expenses decreased 2%, to ¥2,057.0 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. The ratio of selling, general and administrative expenses to total revenues increased 2% to 21% mainly due to the significant decrease in revenues.

In the year ended March 31, 2009, we recorded impairment losses for long-lived assets in the amount of ¥128.4 billion, an increase of ¥40.8 billion from the preceding fiscal year.

The Digital Media & Consumer Products segment recorded an impairment loss of ¥51.6 billion mainly in connection with the impairment of plasma display panel production facilities, due to our decision to shift from producing glass panel components for plasma TVs at our subsidiaries to procuring such components from outside us, as well as impairment of the value of patents related to plasma display panel technology. The Automotive Systems segment recorded an impairment loss of ¥29.2 billion, mainly on production facilities for automotive equipment, due to decreased profitability in the automotive systems business, caused by a plunge in demand corresponding to sluggish automobile sales worldwide. The Information & Telecommunication Systems segment recorded an impairment loss of ¥15.7 billion, including impairment of production facilities for large-scale integrated circuits due to decreased profitability caused by low demand in the semiconductor-related industry. The impairment loss also includes software used in the outsourcing business for domestic local financial institutions due to decreased profitability mainly because of restrained IT investment by financial institutions. The High Functional Materials & Components segment recorded an impairment loss of ¥12.8 billion mainly in connection with the impairment of production facilities for semiconductor-related and automotive-related products due to decreased profitability in these products caused by a plunge in demand in the automobile and semiconductor industries. The Components & Devices segment recorded an impairment loss of ¥12.0 billion mainly in connection with the impairment of production facilities for electronic parts that were projected to have lower production because of smaller demand in the market. The impairment loss also includes impairment of real estate of our subsidiary in the United States due to a decline in the expected sales price of assets scheduled to be sold, caused by deterioration in the real estate market. We determined these losses by using fair value estimates primarily based on discounted future cash flows. We expect portions of the investments in the aforementioned segments to be irrecoverable.

In the year ended March 31, 2009, we recorded restructuring charges of ¥22.9 billion, an increase of ¥4.8 billion from the preceding fiscal year, consisting primarily of restructuring charges in the Automotive Systems, High Functional Materials & Components and Components & Devices segments. See “— Restructuring” below.

Interest income decreased ¥12.3 billion, to ¥19.1 billion, in the year ended March 31, 2009 compared with the preceding fiscal year mainly due to declines in interest rates. Dividends income increased ¥2.5 billion, to ¥8.5 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. In the year ended March 31, 2009, gains on sales of stock by subsidiaries or affiliated companies amounted to ¥0.3 billion, and other income amounted to ¥5.2 billion, consisting mainly of a gain on the sale of our mobile communications equipment sales business.

Interest charges decreased ¥8.6 billion, to ¥33.8 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to the effect of lower interest rates.

In the year ended March 31, 2009, equity in net earnings of affiliated companies declined ¥184.7 billion compared with the preceding fiscal year, resulting in a loss of ¥162.2 billion, of which ¥120.3 billion is attributable to Renesas Technology. The loss at Renesas Technology was mainly due to a decrease in semiconductor demand as worldwide sales of automobiles and mobile phones declined due to the economic downturn. The decline also resulted from losses at affiliates engaged in the large-sized TV LCD business, which reflected a decline in unit prices.

Other deductions increased ¥65.2 billion, to ¥102.9 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. Gains on securities declined ¥124.2 billion compared with the preceding fiscal year, resulting in a loss on securities of ¥44.0 billion. The decline was due to market price declines in the worldwide stock markets, mainly in Japan, resulting in write-downs of securities, as well as the absence of the substantial gain on sales of securities which had been recorded during the preceding fiscal year. Foreign exchange loss increased ¥8.8 billion, to ¥37.2 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to the strengthening of the yen against the U.S. dollar and the euro. Net loss on sale and disposal of rental assets and other property, plant and equipment increased ¥13.0 billion, to ¥21.2 billion, in the year ended March 31, 2009 compared with the preceding fiscal year.

As a result of the foregoing, income before income taxes decreased ¥614.6 billion, resulting in a loss before income taxes of ¥289.8 billion in the year ended March 31, 2009 compared with the preceding fiscal year.

Income taxes increased ¥233.0 billion, to ¥505.2 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to recognition of an additional valuation allowance for deferred tax assets following a reassessment of whether the deferred tax assets could be realized. We concluded that it was not more likely than not that we would realize the deferred tax assets upon a determination that a significant recovery of our profitability would be unlikely, given the seriousness of the worldwide economic deterioration and the unlikelihood that the operating environment for our major businesses, such as automobile and digital media equipment, would quickly recover, even after the year ended March 31, 2009.

As a result, net income decreased ¥847.7 billion compared with the preceding fiscal year, to a net loss of ¥795.1 billion in the year ended March 31, 2009.

In the year ended March 31, 2009, a net loss attributable to noncontrolling interests was ¥7.7 billion compared with net income of ¥110.7 billion for the preceding fiscal year, due primarily to the overall deterioration in business results at our listed subsidiaries such as Hitachi Cable and Hitachi Maxell, both of which recorded a net loss for the year ended March 31, 2009.

As a result of the foregoing, net loss attributable to Hitachi, Ltd. increased ¥729.2 billion, to ¥787.3 billion, in the year ended March 31, 2009 compared with the preceding fiscal year.

Operations by Segment

	Revenues			Segment profit (loss)
	Year ended March 31,			Year ended March 31,
	2008	2009	Percent change	2008	2009	Percent change
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	2,053,250	1,945,351	-5%	140,803	138,452	-2%
Power Systems	793,346	862,389	+9%	(16,493)	3,485	—
Social Infrastructure & Industrial Systems	1,213,024	1,334,246	+10%	30,289	34,406	+14%
Electronic Systems & Equipment	1,124,885	983,821	-13%	55,855	25,755	-54%
Construction Machinery	931,007	724,689	-22%	106,979	51,337	-52%
High Functional Materials & Components	1,880,517	1,561,045	-17%	137,353	25,257	-82%
Automotive Systems	885,406	681,750	-23%	14,282	(60,507)	—
Components & Devices	1,143,595	978,297	-14%	(37,259)	5,799	—
Digital Media & Consumer Products	1,442,171	1,103,860	-23%	(118,599)	(110,548)	—
Financial Services	434,634	401,317	-8%	21,865	6,660	-70%
Others	899,877	830,834	-8%	27,870	24,515	-12%

Subtotal	12,801,712	11,407,599	-11%	362,945	144,611	-60%
Eliminations and Corporate Items	(1,574,977)	(1,407,230)	—	(17,429)	(17,465)	—

Total	11,226,735	10,000,369	-11%	345,516	127,146	-63%

Note: Figures for the year ended March 31, 2008 have not been audited.

Total segment profit fell 63%, to ¥127.1 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. Although segment profit increased in the Components & Devices segment, the effects of a sharp decline in profitability in the High Functional Materials & Components and Automotive Systems segments, brought about by significant decreases in revenues, overshadowed this increase.

Information & Telecommunication Systems

Revenues decreased 5% to ¥1,945.3 billion in the year ended March 31, 2009 compared with the preceding fiscal year due primarily to decreases in services business sales and in hardware sales.

Revenues in the services business decreased. Major factors included a halt to the increase in sales of system integration services, with domestic financial institutions mostly having finished their current IT upgrade cycle, and the impact of customers refraining from IT-related investments during the second half due to the worsening economy. Revenues from hardware also decreased due primarily to a decrease in sales of disk array subsystems as a result of yen appreciation.

Segment profit decreased 2% to ¥138.4 billion in the year ended March 31, 2009 compared with the preceding fiscal year. In the services business, profit increased as a result of efforts to control order receipts that emphasize profitability and to achieve profitability via thorough follow-up and cost management during the design and development processes in system integration. However, this positive contribution was overshadowed by profit decreases in software due to the decreased sales and in disk array subsystems due to yen appreciation.

Power Systems

Revenues increased 9%, to ¥862.3 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to an increase in revenues from nuclear power systems resulting from posting sales of nuclear power plants in Japan and an increase in revenues from thermal power systems resulting from posting sales of coal-fired thermal power plants in Germany and Canada.

Segment profit amounted to ¥3.4 billion in the year ended March 31, 2009, an improvement of ¥19.9 billion compared with the preceding fiscal year, due primarily to improved profitability resulting from an increase in revenues.

Social Infrastructure & Industrial Systems

Revenues increased 10%, to ¥1,334.2 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to an increase in sales of elevators and escalators particularly in China owing to increased demand and an increase in sales of railway vehicles and systems in overseas markets such as the United Kingdom. The increased revenues were partially offset by a decrease in sales of industrial equipment primarily due to a decline in private-sector capital investments against the backdrop of the economic downturn.

Segment profit increased 14%, to ¥34.4 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to an increase in profit from sales of elevators and escalators as a result of the increased revenues and to cost reduction efforts.

Electronic Systems & Equipment

Revenues decreased 13%, to ¥983.8 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. At Hitachi High-Technologies, revenues in the year ended March 31, 2009 decreased compared with the preceding fiscal year. In the U.S. and European markets, supported by solid demand for integrated clinical biochemistry and immunochemistry analyzers, products for highly efficient and high-quality tests progressed favorably, resulting in an increase in revenues from clinical analyzers. However, revenues from semiconductor manufacturing equipment and LCD-related manufacturing equipment decreased, as semiconductor manufacturers and LCD manufacturers reduced capital investments due to deterioration in these markets.

Segment profit decreased 54%, to ¥25.7 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to a decrease in profit at Hitachi High-Technologies mainly as a result of the decrease in sales of semiconductor manufacturing equipment.

Construction Machinery

Revenues decreased 22%, to ¥724.6 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due to a decrease in sales of hydraulic excavators and wheel loaders as a result of decreased worldwide demand, primarily in Europe, the United States and Japan, for construction machinery, mainly due to reduced housing investment as credit tightened and reduced capital investments in the private sector.

Segment profit decreased 52%, to ¥51.3 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to a significant decrease in sales.

High Functional Materials & Components

Revenues decreased 17%, to ¥1,561.0 billion, in the year ended March 31, 2009 compared with the preceding fiscal year. This decline was due primarily to decreases in sales of semiconductor- and automotive-related materials and components. These sales decreased following a sharp decline in demand for automobiles and semiconductors as the global recession deepened in the second half of the year ended March 31, 2009.

Revenues from Hitachi Chemical declined compared with the preceding fiscal year due primarily to a decrease in sales of semiconductor- and automotive-related materials and products. Additionally, sales decreased because the household and environmental equipment business was sold to a third party in January 2008. Revenues from Hitachi Metals declined due primarily to decreases in sales of metallic products and magnetic materials for automobiles and IT-related electronics components. Revenues from Hitachi Cable declined due primarily to decreases in sales of wires and cables, as sale prices followed declining copper prices, and decreases in sales of automotive-related components and compound semiconductors resulting from decreased demand for automobiles and semiconductors. However, these decreases were partially offset by an increase in sales of fiber-optic submarine cables for telecommunication lines due to rising demand for data communication worldwide.

Segment profit decreased 82%, to ¥25.2 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to significant decreases in sales of automotive-related materials and components and semiconductor-related materials, as well as a valuation loss at Hitachi Cable for inventories owing to a decline in copper prices.

Automotive Systems

Revenues decreased 23%, to ¥681.7 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to the sharp reduction in demand for automotive equipment as automobile manufacturers drastically decreased production against the backdrop of sluggish global automobile sales, particularly in the second half of the year ended March 31, 2009.

A segment profit decline of ¥74.7 billion, compared with the preceding fiscal year, led to a segment loss of ¥60.5 billion due to the deteriorated profitability mainly resulting from a significant decrease in sales.

As discussed above, the profitability of the automotive systems business worsened due to a significant decline in sales. To cope with the harsh business environment, we separated our automotive systems business to form a new company on July 1, 2009. We expect the new company, our wholly owned subsidiary, to facilitate business restructuring to improve profitability, with measures such as faster decision making, improvement of operating efficiency (through reorganization and consolidation of production bases, as well as appropriate reduction in the size of the workforce) and further concentration of management resources on priority businesses such as environmental and safety-conscious systems for installation in automobiles.

Components & Devices

Revenues decreased 14%, to ¥978.2 billion, in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to decreases in revenues from HDDs and LCDs. Although HDD shipment volume increased 2% to approximately 91.2 million units, revenues decreased due primarily to yen appreciation. U.S. dollar-denominated revenues in the HDD business were almost the same year on year. Although the shipment volume of 3.5-inch HDD models for desktop PCs decreased because of sluggish demand, demand for laptop computers progressed favorably during the first half, resulting in an increase in the shipment volume of the mainstay 2.5-inch models. Revenues declined in the display business that mainly produces small- and medium-sized LCDs. Sales of small- and medium-sized LCDs progressed during the first half to meet demand for the use of high-definition LCD panels in devices such as mobile phones and digital still cameras. However, demand for LCDs as a whole plunged in the second half as the economic downturn caused a sudden decrease in consumer demand, and overall sales decreased.

Segment profit amounted to ¥5.7 billion in the year ended March 31, 2009, an improvement of ¥43.0 billion compared with the preceding fiscal year, due primarily to a significant improvement in the profitability of the HDD business as a result of restructuring measures, partially offset by a deterioration in the profitability of the LCD business resulting from a decrease in sales. The loss for HDDs of ¥34.1 billion in the preceding fiscal year improved to profit of ¥21.4 billion in the year ended March 31, 2009 due to an increase in sales of new high-capacity products with higher profitability and the effects of shortening the time between development and mass production and cost-reduction measures, such as integration of the production facilities, reduction in fixed costs and the purchase costs of raw materials.

Digital Media & Consumer Products

Revenues decreased 23%, to ¥1,103.8 billion, in the year ended March 31, 2009. Revenues of flat-panel TVs declined mainly due to the decreased sales volume of plasma TVs to 650 thousand units in the year ended March 31, 2009 compared with 850 thousand units in the preceding fiscal year, owing to the reduction of overseas sales channels for consumers, and price reductions. Sales of digital media-related products for PCs, such as optical disc drives, decreased, affected by the rapid decline in demand for PCs due to the economic downturn since the second half of the year ended March 31, 2009. Sales of room air conditioners decreased due to a decrease in sales in Europe and China owing to the adverse effect of the recession, despite an increase in sales in Japan due to favorable sales of high-end models.

The segment posted a segment loss of ¥110.5 billion in the year ended March 31, 2009, though the segment loss improved ¥8.0 billion from the preceding fiscal year. This loss was mainly attributable to the posting of a loss in the flat-panel TV business, due to such factors as the continued price reductions in the mainstay market of Japan, the lower-than-projected sales volume of high-end models and the recording of expenses related to the write-off of inventories in connection with restructuring measures in Japan, partially offset by the effects of the reduction of overseas sales channels.

The flat-panel TV business experienced intensified price competition and the growth in demand slowed due to the global economic deterioration during the year ended March 31, 2009. In such a harsh business environment, we have sought to improve profitability for flat-panel TVs by switching to external procurement sources for the glass panels for plasma TVs, by reducing fixed costs through a reduction in the size of the workforce and other production costs, and by reducing domestic and overseas sales channels for consumers. In addition, we separated our digital media products business, including flat-panel TVs, to form a new company on July 1, 2009. We expect the new company, our wholly owned subsidiary, to strengthen its marketing capability, allowing it to flexibly provide products that meet market needs through collaborations with our consolidated subsidiary in charge of sales and after-sales services.

Financial Services

Revenues decreased 8% to ¥401.3 billion and segment profit fell 70% to ¥6.6 billion in the year ended March 31, 2009 compared with the preceding fiscal year, due primarily to a decline in transaction volume in the leasing of industrial equipment, as private-sector capital investments decreased due to the economic downturn, and the recording of a loss in connection with the sale of our gift card business.

Others

Revenues decreased 8%, to ¥830.8 billion, and segment profit decreased 12%, to ¥24.5 billion, in the year ended March 31, 2009 compared with the year ended March 31, 2008 despite solid revenues from logistics services, due primarily to lower revenues at various services businesses as a whole resulting from overall reduced level of economic activity.

Revenues by Geographic Area

	Revenues
	Year ended March 31,		Percent change
	2008	2009
	(Millions of yen, except percentage data)
Japan	6,484,496	5,861,448	-10%
Outside Japan
Asia	2,167,171	1,911,290	-12%
North America	1,023,713	899,550	-12%
Europe	1,073,877	904,425	-16%
Other Areas	477,478	423,656	-11%
Subtotal	4,742,239	4,138,921	-13%

Total	11,226,735	10,000,369	-11%

Note: Figures for the year ended March 31, 2008 have not been audited.

Japan

Revenues in Japan in the year ended March 31, 2009 were ¥5,861.4 billion, a 10% decrease compared with the year ended March 31, 2008. This decrease was due primarily to lower revenues from automotive-related equipment, materials and components, construction machinery and products in the IT field, such as semiconductor manufacturing equipment. These sales decreased as a result of the rapid decline in demand for automobiles, semiconductors and industrial machinery and equipment, due to the effect of rapid economic deterioration in the second half of the year ended March 31, 2009.

Asia

Revenues in Asia in the year ended March 31, 2009 were ¥1,911.2 billion, a 12% decrease compared with the year ended March 31, 2008. This decrease was caused by decreased demand for digital media-related products, such as optical disk drives, construction machinery, and high functional materials and components.

North America

Revenues in North America in the year ended March 31, 2009 were ¥899.5 billion, a 12% decrease compared with the year ended March 31, 2008. This decline was primarily attributable to: decreased sales of construction machinery caused by the effect of decreased housing construction in the United States; decreased sales of automotive-related equipment, materials and components caused by decreased production by automobile manufacturers; and decreased sales of flat-panel TVs caused by the reduction of sales channels.

Europe

Revenues in Europe in the year ended March 31, 2009 were ¥904.4 billion, a 16% decrease compared with the year ended March 31, 2008, due primarily to lower revenues decreases in sales of construction machinery and automotive equipment owing to decreased demand resulting from the economic setback, despite an increase in revenues of the coal-fired thermal power plant business primarily in Germany.

Other Areas

Revenues in other areas decreased 11%, to ¥423.6 billion, due primarily to a decrease in sales of mineral mining machinery in Australia and South Africa, as demand decreased for the development of natural resources.

Restructuring

Restructuring charges amounted to ¥25.1 billion in the year ended March 31, 2010, ¥22.9 billion in the year ended March 31, 2009 and ¥18.1 billion in the year ended March 31, 2008. Details of the most significant restructuring charges by segment are shown below.

Year Ended March 31, 2010 Restructuring

For the year ended March 31, 2010, we recorded restructuring charges of ¥25.1 billion. The restructuring charges included special and one-time termination benefits of ¥24.1 billion for 3,881 employees. We made payments of ¥23.5 billion in the year ended March 31, 2010 and we accrued special and one-time termination benefits of ¥8.1 billion as of March 31, 2010. We expect the accrued amount to be paid in the year ending March 31, 2011.

Automotive Systems recorded restructuring charges of ¥7.7 billion, consisting of special termination benefits for employees in our automotive systems business both in Japan and overseas, in order to realign and integrate production bases and to reduce the workforce to address the decline in demand for automotive equipment.

High Functional Materials & Components recorded restructuring charges of ¥4.4 billion, consisting primarily of special termination benefits for employees in our metal materials business in Japan, in order to reduce costs and improve profitability.

Components & Devices recorded restructuring charges of ¥4.1 billion, consisting primarily of special and one-time termination benefits. One-time termination benefits were for employees in our LCD business in connection with liquidations of several domestic subsidiaries to reorganize the large-sized panel business.

Year Ended March 31, 2009 Restructuring

For the year ended March 31, 2009, we recorded restructuring charges of ¥22.9 billion. The restructuring charges included special termination benefits of ¥21.5 billion for 4,964 employees. We made payments of ¥22.4 billion in the year ended March 31, 2009 and we accrued special termination benefits of ¥7.5 billion as of March 31, 2009. We paid the accrued amount in the year ended March 31, 2010.

Automotive Systems recorded restructuring charges of ¥5.7 billion, consisting of special termination benefits for employees in our automotive systems business both in Japan and overseas, in order to realign and integrate production bases and to reduce the workforce to address the significant decline in demand for automotive equipment.

High Functional Materials & Components recorded restructuring charges of ¥4.2 billion, consisting primarily of special termination benefits for employees in our metal materials business, in order to reduce fixed costs and improve profitability.

Components & Devices recorded restructuring charges of ¥3.2 billion, consisting primarily of special termination benefits for employees in our HDD business in order to reduce fixed costs and improve profitability.

Year Ended March 31, 2008 Restructuring

For the year ended March 31, 2008, we recorded restructuring charges of ¥18.1 billion. The restructuring charges included special termination benefits of ¥15.6 billion for 7,801 employees. We made payments of ¥6.3 billion in the year ended March 31, 2008, and we accrued special termination benefits of ¥8.9 billion as of March 31, 2008. We paid the accrued amount in the year ended March 31, 2009.

Components & Devices recorded restructuring charges of ¥5.5 billion, consisting primarily of special termination benefits for employees in the overseas subsidiaries engaged in our HDD business due to integration and closures of production facilities.

Digital Media & Consumer Products recorded restructuring charges of ¥3.3 billion, consisting primarily of special termination benefits for employees in the overseas subsidiaries engaging in the flat-panel TVs business due to reorganization of sales operations.

Social Infrastructure & Industrial Systems recorded restructuring charges of ¥2.8 billion, consisting of special termination benefits for employees in the plant construction business in Japan in order to reduce costs and improve profitability of the business.

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period ended March 31, 2010. Our management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plant and equipment, we are working to optimize the efficiency of capital utilization throughout our business operations. We endeavor to improve our group cash management by centralizing such management among us and our overseas financial subsidiaries. Our internal sources of funds include cash flows generated by operating activities and cash on hand. Our management also considers short-term investments to be an immediately available source of funds. In addition, we raise funds both from the capital markets and from Japanese and international commercial banks in response to our capital requirements. Our management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised through the issuance of debt and equity securities in domestic and foreign capital markets.

We rely for our liquidity principally on cash and other working capital as well as the issue of debentures, medium-term notes and commercial paper, bank loans and other uncommitted sources of financing. While we maintain backup lines of credit to cover maturing commercial paper in the U.S. market, the aggregate amount of credit available under these credit lines is limited. Our committed credit arrangements and those of our subsidiaries are, in general, subject to financial and other covenants and conditions prior to and after drawdown and require the borrower to represent, in connection with any borrowing under the agreement, that no material adverse change has occurred since certain dates.

We issued 1,150,000,000 shares of common stock for ¥253.5 billion and ¥100.0 billion principal amount of convertible bonds in December 2009. As of March 31, 2010, we maintained commitment line agreements with a number of domestic banks under which we may borrow in order to ensure efficient access to necessary funds. These commitment line agreements generally provide for a one-year term, renewable upon mutual agreement between us and each of the lending banks. We also maintained another commitment line agreement that will end in May 2013. Our unused commitment lines totaled ¥300.0 billion as of March 31, 2010. Certain of our subsidiaries also maintain commitment line arrangements. Our unused commitment lines and those of our subsidiaries totaled ¥395.7 billion as of March 31, 2010.

Our debt ratings affect our ability to obtain short- and long-term financing. Our current debt ratings (long-term/short-term) are: A3/P-2 by Moody’s; BBB+/A-2 by S&P and A+/a-1 by R&I. With our current ratings, we believe that our access to the global capital markets will remain sufficient for our financing needs. However, a further downgrade of our debt ratings would likely increase our cost of debt financing. We seek to improve our credit ratings in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through the capital markets.

The Companies Act and regulatory requirements of certain foreign countries in which subsidiaries are located restrict transfers of funds from a subsidiary to a parent company in the form of a cash dividend. Although some of our subsidiaries are subject to such restrictions, we do not expect such restrictions to have a significant impact on our ability to meet our cash obligations.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs. We are seeking to ensure that our level of liquidity and access to capital resources continue to be maintained in order for us to successfully conduct our future operations in highly competitive markets.

Cash Flows

Summarized cash flows from operating, investing and financing activities for the years ended March 31, 2008, 2009 and 2010 are shown below. As a result of adopting the provisions of ASC 810 in the year ended March 31, 2010, purchases and proceeds from sales of shares of subsidiaries that do not result in a change in the scope of consolidation, which were previously included in cash flows from investing activities, are included in cash flows from financing activities in our consolidated statements of cash flows. Accordingly, the reclassification was also applied to the cash flows for the years ended March 31, 2008 and 2009 presented in the following table. See note 2(ac) to the consolidated financial statements.

	Year ended March 31,
	2008	2009	2010
	(Millions of yen)
Net cash provided by operating activities	791,837	558,947	798,299
Net cash used in investing activities	(689,316)	(550,008)	(530,595)
Net cash provided by (used in) financing activities	(133,858)	284,388	(502,344)
Effect of exchange rate changes on cash and cash equivalents	(25,569)	(46,361)	4,298

Net increase (decrease) in cash and cash equivalents	(56,906)	246,966	(230,342)

Net cash provided by operating activities was ¥798.2 billion in the year ended March 31, 2010, ¥558.9 billion in the year ended March 31, 2009 and ¥791.8 billion in the year ended March 31, 2008. The increase in the year ended March 31, 2010 was due primarily to a decrease in inventories of ¥205.8 billion for the year ended March 31, 2010, compared with an increase in inventories of ¥57.2 billion in the preceding fiscal year, reflecting our efforts to reduce inventories and ensure the maintenance of a proper level of inventories. As we experienced gradual revenue recovery in the latter half of the year ended March 31, 2010, a decrease in payables of ¥359.2 billion for the year ended March 31, 2009 changed to an increase in payables of ¥62.2 billion for the year ended March 31, 2010.

However, this was offset by an increase in receivables of ¥138.7 billion for the year ended March 31, 2010, compared with a decrease of ¥342.0 billion for the preceding fiscal year, mainly reflecting the gradual revenue recovery. The decrease in the year ended March 31, 2009 was due primarily to the decrease in payables of ¥359.2 billion for the year ended March 31, 2009, compared with the increase in payables of ¥42.4 billion in the preceding fiscal year, as Hitachi’s purchasing decreased as a result of lower sales. This decrease was partially offset by a decrease in receivables of ¥342.0 billion, an increase of ¥294.1 billion from the preceding fiscal year, mainly reflecting lower sales.

Net cash used in investing activities was ¥530.5 billion in the year ended March 31, 2010, ¥550.0 billion in the year ended March 31, 2009 and ¥689.3 billion in the year ended March 31, 2008. The decrease of ¥19.4 billion in the year ended March 31, 2010 was due primarily to a decrease of ¥135.8 billion in capital expenditures, reflecting our more strictly selective attitude for capital expenditures in light of rapid worsening business conditions beginning in the latter half of the year ended March 31, 2009. This decrease was partially offset by an increase of ¥96.6 billion in investments in securities and shares of newly consolidated subsidiaries as we acquired shares of Renesas Technology common stock in private placements during the year ended March 31, 2010. The decrease of ¥139.3 billion in the year ended March 31, 2009 was due primarily to a decrease of ¥52.2 billion in capital expenditures due to decreasing investments in manufacturing equipment for HDDs and plasma display panels owing to our decision to switch to external procurement sources for the glass panels as well as selective investments. It was also due to a decrease of ¥214.8 billion in investments in securities and shares of newly consolidated subsidiaries due primarily to the absence of large investments, such as the investment in companies established with GE in North America in the preceding fiscal year. As of March 31, 2010, our capital commitments for the purchase of property, plant and equipment amounted to ¥35.9 billion, which is expected to be funded primarily through internal sources of financing.

Net cash used in financing activities was ¥502.3 billion in the year ended March 31, 2010, due primarily to a decrease in short-term debt as a result of the repayment of outstanding short-term debt that had been incurred for the purpose of ensuring cash on hand for the preceding fiscal year. This decrease was partially offset by our issuance of shares and convertible bonds for aggregate proceeds of ¥352.4 billion. Net cash provided by financing activities was ¥284.3 billion in the year ended March 31, 2009, due primarily to an increase in short-term debt, including issuance of our commercial paper of ¥100.0 billion, to increase the level of cash on hand in response to uncertain credit markets. Net cash used in financing activities was ¥133.8 billion in the year ended March 31, 2008. The outflows in the year ended March 31, 2008 were due primarily to our efforts to reduce interest-bearing debt, including repayment of commercial paper, partially offset by an increase in proceeds from debentures and long-term borrowings due to issuance of convertible bonds in a subsidiary and an increase in proceeds from a public offering by a subsidiary that raised funds for capital expenditures.

In the year ended March 31, 2010, the above activities decreased cash and cash equivalents by ¥230.3 billion from the year ended March 31, 2009. Cash and cash equivalents as of March 31, 2010 amounted to ¥577.5 billion, primarily held in Japanese yen, with a substantial portion of the remaining amount held in U.S. dollars.

We consider short-term investments, the change of which we classify as investing activities, an immediately available source of funds. Short-term investments as of March 31, 2010 amounted to ¥53.5 billion, an increase of ¥44.9 billion from March 31, 2009 due primarily to an increase in available-for-sale securities. As a result of the foregoing, the total of cash and cash equivalents and short-term investments as of March 31, 2010 was ¥631.1 billion, a decrease of ¥185.4 billion from March 31, 2009.

Assets, Liabilities and Equity

As of March 31, 2010, total assets amounted to ¥8,951.7 billion, a decrease of ¥451.9 billion from March 31, 2009, due primarily to a decrease in cash and cash equivalents as a result of the repayment of short-term debt, a decrease in inventories as a result of our efforts to improve our cash flows and a decrease in property, plant and equipment reflecting our selective attitude toward capital investment. Total amount of cash and cash equivalents and short-term investments as of March 31, 2010 amounted to ¥631.1 billion, a decrease of ¥185.4 billion from March 31, 2009.

As of March 31, 2010, the total of our short-term debt, current portion of long-term debt and long-term debt amounted to ¥2,367.1 billion, a decrease of ¥452.9 billion from March 31, 2009. The decrease was due primarily to our repayment of short-term debt, which had increased as of March 31, 2009 to secure cash on hand, and redemption of the Euro Yen bonds with stock acquisition rights in a principal amount of ¥100.0 billion in October 2009, partially offset by our issuance of the 8th series of bonds with stock acquisition rights in a principal amount of ¥100.0 billion in December 2009. As of March 31, 2010, short-term debt, consisting mainly of borrowings from banks and commercial paper, amounted to ¥451.4 billion, a decrease of ¥547.3 billion from March 31, 2009. As of March 31, 2010, long-term debt (excluding current portion), consisting mainly of debentures, debentures with stock acquisition rights, medium-term notes and loans principally from banks and insurance companies, amounted to ¥1,611.9 billion, an increase of ¥322.3 billion from March 31, 2009, due primarily to our issuance of the 8th series of bonds with stock acquisition rights for ¥100.0 billion. As of March 31, 2010, current portion of long-term debt amounted to ¥303.7 billion, a decrease of ¥227.9 billion from March 31, 2009. A significant portion of our long-term debt bears a fixed rate of interest. Seasonal factors do not significantly affect our debt. In general, there are no material restrictions on our use of borrowings. For further details including the maturity and interest rates, see note 9 to our consolidated financial statements.

As of March 31, 2010, noncontrolling interests amounted to ¥983.1 billion, a decrease of ¥146.2 billion from March 31, 2009, due primarily to the purchase of the shares of five listed consolidated subsidiaries through tender offers.

As of March 31, 2010, total Hitachi, Ltd. stockholders’ equity amounted to ¥1,284.6 billion, an increase of ¥234.7 billion from March 31, 2009. The increase primarily reflects our issuance of shares by public offering in Japan and private placements to institutional investors in other jurisdictions in December 2009 as well as a decrease in pension liability adjustments and an increase in net unrealized holding gain on available-for-sale securities due to a rise in stock market prices, though this increase was partially offset by the recognition of a net loss attributable to Hitachi, Ltd. As a result, the ratio of total Hitachi, Ltd. stockholders’ equity to total assets was 14.4%, compared with 11.2% as of March 31, 2009. The ratio of the total of short-term debt and long-term debt to total equity was 1.04, compared with 1.29 as of March 31, 2009.

We and our subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. We use certain derivative financial instruments in order to reduce such risks. We generally do not enter into derivative financial instruments for speculation purposes. For additional information on financial instruments and derivative financial instruments, see notes 25, 27 and 28 to our consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Viewing research and development, or R&D, activity as a key investment for the future and a source of our competitiveness, we conduct our R&D in a number of areas from materials to production technology. We focus on basic R&D with a long-term vision but also strive to achieve more immediate benefits by introducing new products.

Our R&D expenditures amounted to ¥428.1 billion in the year ended March 31, 2008, ¥416.5 billion in the year ended March 31, 2009 and ¥372.4 billion in the year ended March 31, 2010. The ratio of R&D expenditures to total revenues was approximately 4% over these three years.

Moreover, we concentrate our efforts in R&D to expand our Social Innovation Business. Specifically, we will strengthen R&D in nuclear and coal-fired thermal power plants, new energy, “green mobility” (railway, construction machinery and automotive systems), environmentally-friendly data centers, security products and solutions, as well as key devices supporting these businesses, such as high-performance motors and inverters, lithium-ion batteries, and environment and energy conscious materials.

To achieve higher efficiency, we have reinforced the link between R&D activities and marketing activities under the control of each business operation while maintaining our focus on long-term research at independent corporate laboratories. Our global R&D activities include cooperation with universities and companies in the United States and Europe. We will reinforce R&D in the area of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing our productivity and quickening the pace of product development. We focus both on leading-edge R&D for creating our future core businesses and on fundamental technologies for improving productivity and quality and lowering costs.

For information on our patents and licenses, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Licenses.”

D. Trend Information

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against us, seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against us, seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. We are vigorously defending ourselves in these lawsuits. We have not accrued for consequential losses related to these lawsuits. However, there can be no assurance that we will not be liable for any amount claimed.

In January 2009, we conducted a tender offer for shares of Hitachi Kokusai Electric and acquired a controlling interest. Subsequently, Hitachi Kokusai Electric became our consolidated subsidiary in March 2009. As a result, the revenues of Hitachi Kokusai Electric from April 2009 are included in our consolidated statement of operations for the year ended March 31, 2010.

In January 2009, we conducted a tender offer for shares of Hitachi Koki and acquired a controlling interest. Subsequently, Hitachi Koki became our consolidated subsidiary in March 2009. As a result, the revenues of Hitachi Koki from April 2009 are included in our consolidated statement of operations for the year ended March 31, 2010.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in five listed consolidated subsidiaries to convert them into wholly owned subsidiaries and bolster our Social Innovation Business, and completed the tender offers in October 2009. The five subsidiaries are Hitachi Information Systems, Hitachi Software Engineering, Hitachi Systems & Services, Hitachi Plant Technologies and Hitachi Maxell. Through the tender offers and subsequent measures, we converted Hitachi Information Systems, Hitachi Software Engineering and Hitachi Systems & Services into wholly owned subsidiaries in February 2010, and converted Hitachi Plant Technologies and Hitachi Maxell into wholly owned subsidiaries in April 2010. As result, the net income or loss attributable to noncontrolling interests in the five listed consolidated subsidiaries will be fully reflected as net income or loss attributable to Hitachi, Ltd.

Global Economic Recession

The global economic recession, triggered by the collapse of a major U.S. investment bank in September 2008, resulted in a sudden and substantial decline in sales volumes in the global automotive industry, as well as in the semiconductor, industrial equipment and certain other industries. Our total revenues decreased appreciably in the year ended March 31, 2009. Segment profit as a whole declined significantly due to considerable decreases in profit in the High Functional Materials & Components and Automotive Systems segments. We recorded a significant loss before income taxes due to a significant decline in segment profit as a whole, as well as large losses due to impairment of long-lived assets, equity in net loss of affiliated companies, write-downs of securities, foreign exchange losses and restructuring charges. Net loss attributable to Hitachi, Ltd. significantly increased compared with the preceding fiscal year due to the loss before income taxes as well as a sizable increase in the valuation allowance for deferred tax assets.

During the year ended March 31, 2010, the global economy emerged from the sharp deterioration triggered by the financial crisis and has shown continual signs of recovery since the latter half of the year. However, this recovery may be fragile and partially attributable to the effects of various government economic stimulus efforts. There is no guarantee that such stimulus efforts will continue or continue to be effective and without further government action deflationary pressures and other negative factors may hamper economic recovery. In industrialized countries, including Japan, the United States and several in Europe, severe unemployment has continued and could also negatively affect consumer spending and economic activity. The global economic recovery may also be harmed by the fiscal crises in Greece and other parts of Europe, which are contributing to unstable market conditions and a weakening of the euro against the yen, recent volatility in the global capital markets as well as the potential inability of emerging market countries to maintain economic growth. These economic trends may continue or worsen, and could adversely affect our business.

Trends in Operating Results

Although our revenues improved in the Power Systems, Electronic Systems & Equipment and Financial Services segments, they declined in the remainder of our segments during the year ended March 31, 2010. Although we saw gradual recovery in revenues in the latter half of the year ended March 31, 2010 and the economic outlook for the year ending March 31, 2011 is comparatively positive, worsening market conditions could cause declines in revenues to continue or worsen in the future. On a segment-by-segment basis, we have felt and may continue to feel the following effects:

•

Information & Telecommunication Systems. The sluggish economy led to constrained IT investment in services and hardware by domestic enterprises, and fluctuations in foreign currency exchange rates and lackluster demand adversely affected hardware overseas revenues.

•

Power Systems. Strong sales of coal-fired thermal power generation systems overseas and higher sales of nuclear power generation systems in Japan contributed to revenue growth. However, this may merely reflect the fact that sales of power generation systems may be less sensitive to economic trends than sales in other business sectors because the business cycles for power generation systems tend to be longer than such cycles for other products. If the sluggish economy continues or even worsens, power companies may reduce capital investments, which could adversely affect sales of power systems.

•

Social Infrastructure & Industrial Systems. Reduced private-sector investment due to the economic recession resulted in lower sales of elevators and escalators as well as industrial equipment for the manufacturing industry.

•	Electronic Systems & Equipment. Sales of semiconductor- and LCD-related manufacturing equipment were adversely affected by constrained capital expenditures in the electronics industry.

•

Construction Machinery. Overall soft global demand for construction machinery resulted in a sharp decline in revenues, although this decline was partially offset by increased sales of hydraulic excavators in China.

•

High Functional Materials & Components. Although there were signs of recovery in the latter half of the year ended March 31, 2010 in automotive components and LCD- and semiconductor-related products, sales of these products are subject to fluctuations in demand from the automobile and IT-related industries.

•

Automotive Systems. Revenues declined due to sluggish demand in the worldwide automobile industry, although recovering global demand due in part to various government stimulus measures resulted in improvement in the latter half of the year ended March 31, 2010. The recovery in automobile demand may not continue after cessation of such government stimulus measures, which could adversely affect automotive equipment revenues.

•	Components & Devices. Constrained IT investment caused price declines for HDDs and sales of displays for mobile phones and game consoles also dropped due to sluggish demand.

•

Digital Media & Consumer Products. Revenues declined due to lower sales of flat-panel TVs resulting from price declines as well as a large reduction in overseas sales channels and lower sales of air- conditioning equipment due to constrained capital investments.

•	Financial Services. Reduced levels of private-sector capital investments adversely affected the leasing business for industrial equipment.

•	Others. An overall reduced level of economic activity resulted in depressed sales in the logistics business and various services businesses.

For the year ending March 31, 2010, we reduced fixed costs and procurement costs in response to the worsening business conditions. We aim to continue to reduce fixed costs and procurement costs in the year ending March 31, 2011.

Trends in Capital Resources and Liquidity

Overall, the recent adverse market and economic conditions may limit our access to capital required to operate, maintain and expand our business and our ability to replace, in a timely manner, maturing liabilities. We need liquidity to pay operating expenses, interest on our debt and dividends on our capital stock. Insufficient liquidity would force us to curtail our operations, and our business would suffer. We currently believe our cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets will provide sufficient funding for our operations and other liquidity needs. However, the global recession has been adversely affecting our cash flows from operations. Net cash provided by operating activities for the year ended March 31, 2009 was ¥558.9 billion as compared to ¥791.8 billion for the year ended March 31, 2008, though net cash provided by operating activities for the year ended March 31, 2010 increased to ¥798.2 billion. In addition, although our credit ratings have been stable recently, deteriorated business results, prospects and financial conditions have had an adverse effect on them. Between February and June 2009, Moody’s, S&P and R&I each downgraded our long- and short-term credit ratings. Our current debt ratings (long-term/short-term) are: A3/P-2 by Moody’s; BBB+/A-2 by S&P and A+/a-1 by R&I. These occurrences, in conjunction with uncertainty as to the stability of the financial markets, may adversely affect our ability to obtain additional financing on favorable terms.

In response to the decrease in cash from operating activities, we strategically limited our capital expenditures in the year ended March 31, 2010. Our capital expenditures for fixed assets on a completion basis were ¥546.3 billion for the year ended March 31, 2010 as compared to ¥788.4 billion for the year ended March 31, 2009. The decrease in the year ended March 31, 2010 was primarily due to a decrease in capital expenditures in construction machinery, high functional materials and components, automotive equipment and operating lease assets in the financial services sector in conformity with our selective attitude toward investment decisions in response to deteriorated market conditions for these businesses. Although we plan to increase capital expenditures for the year ending March 31, 2011, potential future deterioration in our business results may force us to cancel or defer investment to reduce capital expenditures.

We have sought to reduce requirements for liquidity in most of our business segments and improve cash flows by reducing costs, including fixed costs, procurement costs and capital expenditures, and reducing inventory levels via production level adjustments and by expediting the collection of account receivables.

See “Item 4. Information on the Company — B. Business Overview,” “— A. Operating Results” and “— B. Liquidity and Capital Resources” for additional information.

E. Off-balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of off-balance sheet Special Purpose Entities, or SPEs, used to securitize and sell certain lease, trade and mortgage loan receivables. The purpose of such securitization transactions is to enable us to access the capital markets for liquidity.

In these securitizations, lease, trade and mortgage loans receivable are sold to the SPEs which are in turn packaged mainly into asset-backed commercial paper by the SPEs for sale to third-party investors. In certain securitizations, the SPEs may require us to retain residual interests subordinated to the investors. In these cases, our contingent liability exposure is limited to the retained subordinated residual interests. In other cases, SPEs and investors have recourse with considerably limited scope.

None of our officers, directors or employees have any investments in the SPEs. The SPEs meet the accounting criteria for off-balance sheet treatment and are not consolidated under U.S. GAAP.

The amount of off-balance sheet arrangements as of March 31, 2010 is as follows:

March 31, 2010
(Millions of yen)
Securitized lease receivables	491,038
Securitized trade receivables, excluding mortgage loans receivable	279,245
Securitized mortgage loans receivable	210,834

Total	981,117

See notes 2(h) and 6 to our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show our contractual obligations and other commercial commitments, including guarantees, as of March 31, 2010.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,881,773	293,176	738,140	547,023	303,434
Capital lease obligations	33,919	10,554	14,923	4,786	3,656
Operating lease obligations	79,416	16,286	25,283	16,756	21,091
Purchase of property, plant and equipment	35,906	35,761	145	—	—
Interest commitments	88,513	22,650	34,949	17,725	13,189

Total	2,119,527	378,427	813,440	586,290	341,370

For obligations related to retirement and severance benefits, see note 10 to our consolidated financial statements.

Other commercial commitments	As of March 31, 2010
(Millions of yen)
Lines of credit	354,178
Trade notes discounted and endorsed	6,035
Export receivables transferred with recourse	11,322
Guarantees	463,527

See note 17 to our consolidated financial statements.

In October 2009, we borrowed ¥180.0 billion under a commitment agreement with several commercial banks for settlement of the tender offers for shares of five listed subsidiaries.

G. Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current assumptions. Management considers the accounting estimates discussed in this section to be critical accounting estimates for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that we reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Management believes the following represent our critical accounting policies.

Revenue Recognition for Sales under Long-term Construction Arrangements

We use the percentage-of-completion method to recognize revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants and customization of software. Under the percentage-of-completion method, we recognize revenue from a sale in an amount equal to estimated total revenue from the arrangement multiplied by the percentage that costs incurred to date bear to estimated total costs at completion based upon the most recently available information. The use of the percentage-of-completion method requires us to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. We regularly review these estimates and adjust them as we deem necessary. We charge any anticipated losses on fixed price contracts to operations when we are able to estimate such losses. We make provisions for contingencies (e.g., performance penalty and benchmarking) in the period in which they become known to us under the specific terms and conditions of the relevant contract and are estimable by us.

Impairment of Long-Lived Assets

We review the carrying value of our long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Such events or changes include, but are not limited to:

•	changes in production due to trends of supply and demand in the markets;

•	rapid changes in selling prices of products or purchasing prices of materials and components;

•	unexpected technological innovation causing obsolescence of present products; and

•	unpredictable changes in business assumptions, which cause revision of business plans that result in changes in the extent or manner in which we use long-lived assets.

We perform an initial impairment review using estimates of undiscounted future cash flows. If the carrying value of the asset is greater than our estimates of undiscounted cash flows, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. In estimating, we use available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of long-lived assets.

For the year ended March 31, 2010, we recognized ¥25.1 billion of impairment losses for long-lived assets, mainly relating to a battery business, a liquid crystal display business and a part of a record media products business in the Components & Devices segment.

Goodwill and Intangible Assets

We do not amortize goodwill and other intangible assets with indefinite useful lives but we test them for impairment in accordance with Accounting Standards Codification, or ASC 350, “Intangibles — Goodwill and Other,” on an annual basis, normally in the fourth quarter after our annual forecasts have been determined, or more frequently if events occur or circumstances change in a manner that would more likely than not reduce the fair value of these assets below their respective carrying values. Such an event might include the current global economic and financial market crisis. An impairment of these assets is recorded if their calculated fair values are less than their carrying amounts.

We determine the fair value of our reporting units mainly using an income approach (i.e., present value technique). When determining such fair value, we may, however, also use the fair value of that unit based on a comparison of comparable publicly traded companies or based on that unit’s stand-alone market capitalization. Depending on the complexity, we consult with external experts when appropriate.

The determination requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions, including assumptions about future operating results for the relevant business unit and discount rates.

In estimating future cash flows, we base the forecasted operational results on currently available assumptions considered by management to be reasonable. However, actual results may differ materially from those projected, including due to:

•	economic trends in Japan, North America, Asia and other major markets where we do business;

•	supply in excess of demand leading to a decline in selling prices or production volumes;

•	intense price competition or decreases in prices;

•	a sharp rise in the purchasing prices of material and components; and

•	currency exchange rate fluctuations.

We base our discount rate assumptions for purposes of estimating the fair value of our reporting units on our cost of capital and liabilities. Stock market trends and changes in interest rates affect these assumptions. Although management believes that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in the business environment could result in additional goodwill impairment charges.

While our businesses are diverse, the number of reporting units to which goodwill has been allocated is limited. Therefore, a decrease in our market capitalization will not necessarily have a proportional or direct effect on the carrying value of goodwill.

As of March 31, 2010, our carrying amount of goodwill was ¥190.2 billion. The majority of goodwill consists of the Construction Machinery segment (¥62.6 billion) and the High Functional Materials & Components segment (¥56.6 billion).

The carrying amount of goodwill of the Construction Machinery segment as of March 31, 2010 mainly relates to our construction machinery business. The construction machinery business is sensitive to increases in materials prices and the demand situation for infrastructure investments around the world. We may be required to record an impairment in goodwill in this segment if there is a sustained increase in materials prices and an unforeseen decrease in infrastructure investments.

The carrying amount of goodwill of the High Functional Materials & Components segment as of March 31, 2010 mainly relates to our metals business. The metals business is sensitive to increases in materials prices and product demand. We may need to recognize an impairment loss for goodwill in this segment if there is a sustained increase in materials prices or an unforeseen decrease in demand.

As of March 31, 2010, we do not have any reporting units that are at risk that the carrying amount of the reporting unit would reasonably likely exceed its fair value. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment analysis, we applied a hypothetical 10% decrease to the fair value of each reporting unit. As of March 31, 2010, such a hypothetical 10% decrease would have resulted in no need to record any additional impairment in goodwill for any of our reporting units.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that we will not realize a portion or all of our deferred tax assets. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate sufficient future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if appropriate, in making this assessment. Actual results may differ materially from forecasted operating results, which are the basis for projecting future taxable income, and may be subject to adjustment because of factors such as economic trends in major markets where we do business, trends of supply and demand in the markets, prices of products and services, purchasing prices of materials and components, currency exchange rate fluctuations and rapid technological innovation. As a result, the differences could negatively affect the amount of deferred tax assets and valuation allowances. The realizability of deferred tax assets is assessed for each taxable unit in each taxable jurisdiction, and the results of the assessment may differ from unit to unit due to different products or jurisdictions even if they operate the same kind of business. Based on these factors, management believes that it is more likely than not that we will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2010. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

Retirement Benefits

We have a significant amount of accrued employee retirement benefit costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rates and expected return on plan assets. We are required to make key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. We determine the discount rates by looking at available information about rates implicit in the return on high-quality fixed-income government and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss that is amortized into income over the service lives of employees. Changes in the key assumptions may have a material effect on our financial position and results of operations. Management believes that estimation of the key assumptions is reasonable in light of the various underlying factors.

The table below shows the sensitivity to a change in discount rates and the expected rate of return on plan assets to pre-tax income and projected benefit obligation (PBO), holding all other assumptions constant.

	Effect on pre-tax income for the year ending March 31, 2011	Effect on PBO as of March 31, 2010
	(Millions of yen)
Discount rates:
0.5% decrease	(8,719)	161,086
0.5% increase	8,759	(149,173)
Expected rate of return on plan asset:
0.5% decrease	(6,346)	—
0.5% increase	6,346	—

The objective of our investment policy is to ensure a stable return from the plans’ investments over the long term, which allows our and our subsidiaries’ pension funds to meet their future obligations, and we and certain of our subsidiaries attempt to maintain the pension funds in sound condition.

Allowance for Doubtful Accounts

We are required to estimate the collectability of our trade receivables and investments in leases. Assessing the ultimate realization of these receivables, including the current creditworthiness of each customer, requires a considerable amount of judgment. Such assessment includes an examination of factors such as business conditions, turnover of receivables and financial positions for significant customers. We have recorded significant changes in required reserves in recent periods and may record them in the future due to the current market environment. Any deterioration in customers’ credit ratings may adversely affect net income.

Investments in Securities

We hold various investments in securities and equity-method investments.

A decline in the fair value of equity securities classified as available-for-sale, cost-method or equity-method investments below their carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate and maximizing the use of observable inputs. Management regularly reviews each equity security classified as an available-for-sale, cost-method and equity-method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds fair value, the length of time the fair value has been below the carrying value and the financial condition and near-term specific prospects of the issuer.

Whether a decline in fair value of debt securities classified as available-for-sale or held-to-maturity below carrying value that is deemed other than temporary is recognized in earnings depends on whether we intend to sell the impaired debt security or it is more likely than not that we will be required to sell the security before recovery. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery, the component of the other-than-temporary impairment related to the credit loss is recognized in earnings and the component of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss). Management regularly reviews each debt security classified as available-for-sale or held-to-maturity for the existence of impairment that is other than temporary based on criteria such as whether there is intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security for any other reason.

A decline in market prices or a change in the financial condition of an issuer could negatively affect the fair value of an investment in a security.

Recently Issued Accounting Guidance

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets.” As a result, the provisions of SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140,” issued in June 2009, have been included in ASC 860, “ Transfers and Servicing.” These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. This guidance modifies the financial-components approach used to account for transfers of financial assets, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement. The provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years.

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” As a result, the provisions of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued in June 2009, have been included in ASC 810, “Consolidations.” These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years.

The adoption of the guidance in ASU 2009-16 and 17 will result in additional consolidation of almost all special purpose entities and trusts that are considered Qualifying Special-Purpose Entities, which are used to execute our or our subsidiaries’ securitization transactions of certain financial assets, such as lease, trade and mortgage loans receivable. Accordingly, assets and liabilities are expected to increase and there will also be a net reduction of equity as a cumulative effect adjustment to retained earnings. We are currently evaluating the effect of adopting the guidance in ASU 2009-16 and 17 on our consolidated financial position and results of operations. See note 6 to our consolidated financial statements for more information about our or our subsidiaries’ securitization transactions.

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” The consensus codified in ASU 2009-13 supersedes certain provisions regarding multiple element arrangements in ASC 605, “Revenue Recognition,” and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative selling price method) following an established selling price hierarchy for determining the selling price of a deliverable, and eliminating the use of the residual method for multiple deliverable arrangements subject to ASC 605-25. The guidance in ASU 2009-13 requires both ongoing disclosures regarding an entity’s multiple-deliverable revenue arrangements as well as certain transitional disclosures during periods after adoption. All entities must adopt the guidance in ASU 2009-13 no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Entities may elect earlier application. We will adopt the guidance on April 1, 2011 and are currently evaluating the effect of adopting the guidance on our consolidated financial position and results of operations.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” The consensus codified in ASU 2009-14 is expected to significantly affect how entities account for revenue arrangements that contain both tangible products and software elements. Currently, arrangements containing both tangible products and software are accounted for based on the provisions regarding revenue recognition included in ASC 985, “Software,” if the software is considered more than incidental to the product or service. The guidance in ASU 2009-14 changes revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product’s essential functionality by eliminating them from the scope of ASC 985. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption for both this guidance and the revisions to the multiple-deliverable revenue arrangements guidance required by ASU 2009-13. We will adopt the guidance on April 1, 2011 and are currently evaluating the effect of adopting the guidance on our consolidated financial position and results of operations.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

We have adopted the Committee System permitted as a form of corporate organization pursuant to the Companies Act. Each company adopting the Committee System, including us, is required to (i) establish within our board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding our implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of our directors, or Directors, and executive officers, or Executive Officers, as of June 29, 2010. All Directors were elected at our general meeting of shareholders held on June 29, 2010 for a term of one year. While the Board Director (Chair), Mr. Tadamichi Sakiyama, does not concurrently serve as an Executive Officer, three Directors, Mr. Takashi Kawamura, Mr. Hiroaki Nakanishi and Mr. Takashi Miyoshi, do concurrently serve as Executive Officers. Five Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi, are outside Directors who fulfill the qualification requirements as provided for in the Companies Act. The term of office of all Executive Officers began from April 1, 2010 and will expire on March 31, 2011.

Directors

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Tadamichi Sakiyama
(Jun. 13, 1941)	Board Director (Chair)	6/2009	Board Director (Chair), Hitachi, Ltd.
		6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	General Manager, Internal Auditing Office
		4/1964	Joined Hitachi, Ltd.
Yoshie Ota
(Sep. 1, 1942)	Director	6/2007	Director, Hitachi, Ltd.
		7/2005	Advisor, Japan Institute of Workers’ Evolution (Retired in March 2010)
		7/1998	Chairman, Japan Institute of Workers’ Evolution
		6/1995	Director-General, Women’s Bureau, Ministry of Labour
		7/1994	Director-General, Minister’s Secretariat, Ministry of Labour
		12/1991	Vice Governor of Ishikawa Prefecture

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Mitsuo Ohashi
(Jan. 18, 1936)	Director (Advisor, Showa Denko K.K.)	3/2010	Advisor, Showa Denko K.K. (Currently in office)
		6/2007	Director, Hitachi, Ltd.
		3/2007	Chairman of the Board, Showa Denko K.K.
		1/2005	Chairman of the Board and Representative Director, Showa Denko K.K.
		3/1997	President (CEO) and Representative Director, Showa Denko K.K.
Akihiko Nomiyama
(Jun. 15, 1934)	Director (Special Advisor, NIPPON MINING HOLDINGS, INC.)	6/2007 6/2006	Director, Hitachi, Ltd. Special Advisor, NIPPON MINING HOLDINGS, INC. (Currently in office)
		6/2003	Chairman of the Board and Representative Director, NIPPON MINING HOLDINGS, INC.
		9/2002	President and CEO and Representative Director, NIPPON MINING HOLDINGS, INC.
Kenji Miyahara
(Nov. 5, 1935)	Director (Honorary Adviser, Sumitomo Corporation)	6/2010	Honorary Adviser, Sumitomo Corporation (Currently in office)
		6/2007	Director, Hitachi, Ltd. Senior Adviser, Sumitomo Corporation
		6/2001	Chairman of the Board and Representative Director, Sumitomo Corporation
		6/1996	President and Chief Executive Officer and Representative Director, Sumitomo Corporation
Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	4/2008	Partner, Ihara and Motobayashi (Currently in office)
		6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		7/1971	Partner, Mori Sogo Law Offices
		4/1963	Member of the Tokyo Bar Association
Isao Ono
(May 23, 1944)	Director (Chairman of the Board, Hitachi Software Engineering Co., Ltd.)	6/2010 4/2010	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Software Engineering Co., Ltd. (Currently in office)
		6/2006	President, Chief Executive Officer and Director, Hitachi Software Engineering Co., Ltd.
		4/2004	Executive Vice President and Executive Officer (Retired in March 2006)
		6/2003	Senior Vice President and Executive Officer
		6/2002	Senior Vice President and Director
		4/2002	General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems
		4/1968	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Takashi Kawamura
(Dec. 19, 1939)	Director*	4/2010	Chairman and Director, Hitachi, Ltd.
		6/2009	Chairman, President, Chief Executive Officer and Director, Hitachi, Ltd.
		4/2009	Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		6/2007	Chairman of the Board, Hitachi Maxell, Ltd.
		6/2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd.
		6/2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (currently Hitachi Plant Technologies, Ltd.)
		6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Director (Retired in June 2007)
		4/1999	Executive Vice President and Representative Director
		6/1997	Executive Managing Director
		6/1995	Director
		6/1992	General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.

Masaharu Sumikawa
(Jul. 2, 1943)	Director (Chairman of the Board, Hitachi Plant Technologies, Ltd. )	6/2010	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Plant Technologies, Ltd. (Currently in office)
		4/2010	Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies, Ltd.
		4/2006	President and Chief Executive Officer and Director, Hitachi Plant Technologies, Ltd.
		10/2004	Executive Vice President and Executive Officer (Retired in March 2006)
		2/2004	Executive Officer
		6/2003	Senior Vice President and Executive Officer
		6/2002	Senior Vice President and Director
		2/2002	President, Power & Industrial Systems and CEO, power systems operation
		4/1972	Joined Hitachi, Ltd.

Hiroaki Nakanishi
(Mar. 14, 1946)	Director*	6/2010	President and Director
		4/2010	President
		4/2009	Executive Vice President and Executive Officer
		4/2006	Executive Vice President and Executive Officer (Retired in December 2006)
		6/2005	Senior Vice President and Executive Officer Chairman and Chief Executive Officer, Hitachi Global Storage Technologies, Inc.
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Michiharu Nakamura
(Sep. 9, 1942)	Director	6/2008	Director
		4/2007	Fellow
		4/2004	Executive Vice President and Executive Officer
		6/2003	Senior Vice President and Executive Officer
		4/2001	General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Takashi Miyoshi
(Sep. 25, 1947)	Director*	6/2009	Executive Vice President, Executive Officer and Director, Hitachi, Ltd.
		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2008	President, Chief Executive Officer and Director, Hitachi Systems & Services, Ltd.
		4/2008	Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.
		6/2007	Chairman of the Board, Hitachi Global Storage Technologies, Inc.
		4/2007	Director (Retired in June 2007)
		4/2006	Executive Vice President, Executive Officer and Director
		6/2004	Senior Vice President, Executive Officer and Director
		4/2004	Senior Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Finance
		4/1970	Joined Hitachi, Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of our committees are as follows:

•	Nominating Committee. Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi;

•	Audit Committee. Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura; and

•	Compensation Committee. Hiroaki Nakanishi (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Takashi Kawamura
(Dec. 19, 1939)	Representative Executive Officer Chairman (Management in general)	See “Directors” above

Hiroaki Nakanishi
(Mar. 14, 1946)	Representative Executive Officer President (Overall management, power systems business, industrial & social infrastructure systems business and automotive systems business)	See “Directors” above

Naoya Takahashi
(Oct. 17, 1948)

Representative Executive Officer

Executive Vice President and Executive Officer

(Information & telecommunications systems business, information & control systems business, research & development and information technology)

		4/2009	Executive Vice President and Executive Officer
		4/2007	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2003	COO, Information & Telecommunication Systems
		4/1973	Joined Hitachi, Ltd.

Takashi Hatchoji
(Jan. 27, 1947)

Representative Executive Officer

Executive Vice President and Executive Officer

(Urban planning and development systems business, defense systems business, corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing)

		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2007	President and Director, Hitachi Research Institute, Ltd.
		4/2006	Executive Vice President and Executive Officer (Retired in March 2007)
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Takashi Miyoshi
(Sep. 25, 1947)	Representative Executive Officer Executive Vice President and Executive Officer (Management reform, finance, corporate pension system, business development and consumer business)	See “Directors” above

Nobuo Mochida
(Apr. 1, 1947)	Representative Executive Officer Executive Vice President and Executive Officer (Corporate planning, high functional materials & components, quality assurance and production engineering)	4/2010	Chairman of the Board, Hitachi Metals, Ltd. (Currently in office)
Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2006	President and Chief Executive Officer and Director, Hitachi Metals, Ltd.
		4/1970	Joined Hitachi Metals, Ltd.
Kazuhiro Mori
(Oct. 7, 1946)

Representative Executive Officer

Executive Vice President and Executive Officer

(Motor power systems, battery systems business, sales operations, Hitachi group global business, procurement, corporate export regulation, medical systems business and business incubation)

		1/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Tadahiko Ishigaki
(Jan. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business (Americas))	4/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		2/2004	President and Representative Director, Hitachi Home & Life Solutions, Inc. (currently Hitachi Appliances, Inc.)
		6/2003	Vice President and Executive Officer (Retired in February 2004)
		4/2003	General Manager, Corporate Marketing
		4/1968	Joined Hitachi, Ltd.

Stephen Gomersall
(Jan. 17, 1948)	Senior Vice President and Executive Officer (Hitachi group global business (Europe))	10/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		10/2004	Chief Executive for Europe, Hitachi, Ltd.
		7/1999	British Ambassador to Japan (Retired in July 2004)
		9/1970	Joined U.K. Foreign and Commonwealth Office

Yoshito Tsunoda
(Sep. 20, 1944)	Senior Vice President and Executive Officer (Motor power systems and battery systems business)	6/2010	President and Representative Director, Hitachi Maxell, Ltd. (Currently in office)
		4/2010	Senior Vice President and Executive Officer, Hitachi, Ltd.
		4/2006	President, Chief Executive Officer and Director, Hitachi Maxell, Ltd.
		6/2005	Senior Vice President, Executive Officer and Director, Hitachi Maxell, Ltd.
		4/2005	Senior Vice President and Executive Officer, Hitachi Maxell, Ltd.
		6/2003	Vice President and Executive Officer (Retired in March 2005)
		4/2003	President & CEO, Urban Planning and Development Systems
		4/1971	Joined Hitachi, Ltd.

Junzo Nakajima
(Feb. 8, 1949)	Senior Vice President and Executive Officer (Information & telecommunication systems business)	4/2009	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2005	Chief Operating Officer, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Toyoaki Nakamura
(Aug. 3, 1952)	Representative Executive Officer Senior Vice President and Executive Officer (Finance and corporate pension system)	6/2009	Senior Vice President and Executive Officer
		6/2007	Senior Vice President, Executive Officer and Director
		4/2007	Senior Vice President and Executive Officer
		1/2006	General Manager, Finance Department I
		4/1975	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Shigeru Azuhata
(Nov. 21, 1949)	Vice President and Executive Officer (Research & development, environmental strategies and medical systems business)	4/2009	Vice President and Executive Officer
		1/2008	General Manager, Environmental Strategy Office
		4/1975	Joined Hitachi, Ltd.

Hitoshi Isa
(Feb. 19, 1950)	Vice President and Executive Officer (Power systems business (thermal power systems business promotion))	4/2008	Vice President and Executive Officer
		1/2007	Executive Vice President, Power Systems
		4/1974	Joined Hitachi, Ltd.

Shinjiro Iwata
(Jun. 6, 1948)	Vice President and Executive Officer (Information & telecommunication systems business (services business (global)))	4/2009	Vice President and Executive Officer, Hitachi, Ltd.
		10/2007	Executive Vice President, Hitachi Global Storage Technologies, Inc.
		4/1972	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Procurement)	7/2009	Vice President and Executive Officer, Hitachi, Ltd.
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Osamu Ohno
(Aug. 6, 1948)	Vice President and Executive Officer (Information technology)	4/2009	Vice President and Executive Officer
		4/2005	General Manager, Information Technology Division
		4/1969	Joined Hitachi, Ltd.

Kenji Ohno
(Jan. 3, 1951)	Vice President and Executive Officer (Human capital)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		6/2005	President and Representative Director, Hitachi Dentetsu Co., Ltd.
		4/1974	Joined Hitachi, Ltd.

Nobuyuki Ohno
(Feb. 24, 1949)	Vice President and Executive Officer (Hitachi group global business (China))	4/2009	Vice President and Executive Officer
		4/2007	Chief Marketing Officer, Information & Telecommunication Systems and Deputy General Manager, Corporate Marketing Group
		4/1971	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Masahiro Kitano
(Nov. 23, 1955)	Vice President and Executive Officer (Environmental strategies, quality assurance and production engineering)	4/2009	Vice President and Executive Officer
		4/2007	Chief Strategy Officer and General Manager, Strategy Planning & Development Office, Information & Telecommunication Systems
		4/1980	Joined Hitachi, Ltd.

Ryuichi Kitayama
(Feb. 4, 1952)	Vice President and Executive Officer (Sales operations)	4/2010	Vice President and Executive Officer
		10/2009	Chief Marketing Officer, Information & Telecommunication Group, Information & Telecommunication Systems Company
		4/1976	Joined Hitachi, Ltd.

Toshiaki Kuzuoka
(Nov. 3, 1954)	Vice President and Executive Officer (Legal and corporate communications, corporate brand and corporate auditing)	4/2007	Vice President and Executive Officer
		4/2001	General Manager, Legal Division
		4/1978	Joined Hitachi, Ltd.

Takao Koyama
(Dec. 11, 1948)	Vice President and Executive Officer (Sales operations (Kansai Area))	4/2007	Vice President and Executive Officer
		4/2004	General Manager, Kanto Area Operation
		4/1971	Joined Hitachi, Ltd.

Yutaka Saito
(Dec. 11, 1954)	Vice President and Executive Officer (Information & control systems business)	4/2010	Vice President and Executive Officer
		10/2009	President & CEO, Information & Control Systems Company
		4/1979	Joined Hitachi, Ltd.

Kaichiro Sakuma
(Jan. 29, 1954)	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))	4/2009	Vice President and Executive Officer, Hitachi, Ltd.
		4/2008	President & Chief Executive Officer, Hitachi Information & Telecomunication Systems Global Holding Corporation
		4/1979	Joined Hitachi, Ltd.

Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial & social infrastructure systems business)	8/2005	Vice President and Executive Officer
		4/2004	General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Hideaki Takahashi
(Aug. 20, 1952)	Vice President and Executive Officer (Urban planning and development systems business)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		4/2005	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1978	Joined Hitachi, Ltd.

Koji Tanaka
(Jan. 22, 1952)	Vice President and Executive Officer (Power systems business)	4/2007	Vice President and Executive Officer
		5/2006	General Manager, Hitachi Works, Power Systems
		4/1974	Joined Hitachi, Ltd.

Masahide Tanigaki
(Jan. 11, 1951)	Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)	4/2010	Vice President and Executive Officer
		10/2009	Deputy General Manager, Power Systems Sales Management Division, Power Systems Company
		4/1975	Joined Hitachi, Ltd.

Akira Maru
(Nov. 8, 1948)	Vice President and Executive Officer (Power systems business (nuclear power systems business promotion))	5/2006	Vice President and Executive Officer
		4/2005	General Manager, Hitachi Works and Executive Vice President, Power Systems
		4/1971	Joined Hitachi, Ltd.

Yoshihiko Mogami
(Aug. 1, 1953)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2010	Vice President and Executive Officer
		10/2009	Chief Operating Officer, System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company
		4/1976	Joined Hitachi, Ltd.

There are no family relationships between any of our Directors or Executive Officers and any other of our Directors or Executive Officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, paid by us during the year ended March 31, 2010 to all our Directors and Executive Officers who served during that year was ¥2,779 million. The amount of compensation for our Representative Executive Officer, Chairman and Director Takashi Kawamura was ¥134 million, representing his total annual salary.

Compensation is commensurate with the ability required of, and the responsibilities to be borne by, our Directors and Executive Officers, taking into consideration compensation packages at other companies.

Compensation for Directors consists of a monthly salary and a year-end allowance. Monthly salary is decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position. Year-end allowance is a predetermined amount equivalent to about 20% of the Director’s annual income based on monthly salary, although this amount may be reduced depending on our performance. A Director concurrently serving as an Executive Officer is not paid compensation as a Director.

Compensation for Executive Officers consists of a monthly salary and a performance-linked bonus. We decide monthly salary by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment. The performance-linked bonus is payable in an amount of up to approximately 30% of the Executive Officer’s annual income, adjusted based on our performance and on the individual’s performance.

We reexamined the compensation structure for directors and officers starting with the compensation for the year ended March 31, 2009 and we abolished the retirement allowance for directors and officers.

C. Board Practices

We have adopted the committee-based corporate governance system, or Committee System, permitted as a form of corporate organization pursuant to the Companies Act. The Companies Act requires each company adopting the Committee System, including us, to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager (shihai nin) or any other employee of such company or its subsidiaries. Under the Committee System, we are not allowed to have corporate auditors, but instead we must delegate auditing function responsibilities to its audit committee. Through the adoption of the Committee System and the resulting separation of business execution and supervision thereof, we hope to improve the efficiency of our management and foster a thorough and transparent management system.

Our articles of incorporation provide for a Board of Directors of not more than twenty members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the general meeting of shareholders held June 29, 2010. Our articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. Directors are reelected each year, and not on a staggered basis. The term of office of Directors expires at the close of the ordinary general meeting of shareholders for the last business year that will end within one year after their election. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2011.

Under the Committee System, the Board of Directors focuses on the functions of decision making with respect to fundamental management policies and certain important matters prescribed by law, as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors has, by resolution, delegated to the Executive Officers most of its authority to make decisions with regard to our business affairs.

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

The Audit Committee is authorized to audit the execution by the Directors and Executive Officers of their respective duties, to prepare its audit report, and to determine the particulars of proposals concerning the election, dismissal and non-retention of our independent auditor to be submitted to the general meeting of shareholders. The Audit Committee has the statutory duty to examine the financial statements and business reports prepared by Executive Officers designated by the Board of Directors and to prepare its audit report. Pursuant to our Board of Directors regulations, the Audit Committee has the authority to pre-approve non-audit services provided by an independent auditor. As stated above, a majority of the members of the Audit Committee must be outside directors. In addition, a member of the Audit Committee may not concurrently be an Executive Officer or a Director who is engaged in our business affairs or those of our subsidiaries, or an accounting advisor (kaikei san-yo), a manager (shihai nin), or any other employee of our subsidiaries.

For a list of the members of each committee, see “— Directors and Senior Management” above.

Our articles of incorporation provide for a maximum of forty Executive Officers. The Board of Directors appoints all Executive Officers. Pursuant to our articles of incorporation, the term of office of Executive Officers expires on the last day of the business year that ends within one year from their election. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire on March 31, 2011.

Under the Committee System, Executive Officers have the power to make decisions on matters delegated to them by the Board of Directors. An Executive Officer executes our business affairs within the scope of assignment determined by the Board of Directors. From among the Executive Officers, the Board of Directors must appoint one or more representative Executive Officers. Each of the representative Executive Officers has the statutory authority to represent us generally in the conduct of our affairs. Pursuant to our articles of incorporation, the Board of Directors must appoint a President who must also be a representative Executive Officer.

No Directors have service contracts with us providing for benefits upon termination of employment.

Pursuant to the Companies Act and our articles of incorporation, we may, by resolution of the Board of Directors, exempt any director and Executive Officer from liabilities to us arising in respect of his/her failure to execute duties except in the case of willful misconduct or gross negligence to the extent provided in laws or regulations. In addition, we have entered into an agreement with each outside Director to limit such Director’s liabilities to us arising in connection with a failure by such Director to execute his/her duties to us except in the case of willful misconduct or gross negligence. The maximum aggregate amount of liability coverage under these agreements is in accordance with the Companies Act.

D. Employees

The following tables show the number of our full-time employees by segment and geographic area as of March 31, 2008, 2009 and 2010.

Segment

	As of March 31,
	2008	2009	2010
	(Number of employees)
Information & Telecommunication Systems	65,601	67,828	68,409
Power Systems	14,576	15,611	15,977
Social Infrastructure & Industrial Systems	39,272	42,086	42,980
Electronic Systems & Equipment	15,226	25,051	24,576
Construction Machinery	15,462	16,890	19,063
High Functional Materials & Components	50,934	49,408	47,342
Automotive Systems	29,353	26,839	24,602
Components & Devices	49,710	50,085	51,304
Digital Media & Consumer Products	29,820	29,649	26,491
Financial Services	3,273	3,539	3,429
Others	31,431	31,629	32,538
Corporate	3,152	3,181	3,035

Total	347,810	361,796	359,746

Note:  Effective from the year ended March 31, 2010, we adopted FASB Accounting Standards Codification (ASC) 280, “Segment Reporting,” and therefore changed our segment reporting. The figures as of March 31, 2009 and March 31, 2008 have been reclassified in conformity with the new segmentation.

Geographic Area

	As of March 31,
	2008	2009	2010
	(Number of employees)
Japan	226,828	234,519	230,948
Asia	90,687	96,713	99,216
North America	15,293	14,487	14,667
Europe	8,777	10,611	9,488
Other Areas	6,225	5,466	5,427

Total	347,810	361,796	359,746

In addition to the above, the average number of temporary employees was 40,692 for the year ended March 31, 2008, 42,097 for the year ended March 31, 2009 and 39,562 for the year ended March 31, 2010.

Our employees are members of the Hitachi Workers Union or unions representing the employees of certain domestic subsidiaries under the Federation of Hitachi Group Workers Unions. Each company in our group has a collective bargaining agreement with its workers union. Under the agreements, all of our employees and those of our domestic subsidiaries that have labor unions, except management and a limited number of other employees, must become union members. The collective bargaining agreements are customarily for two-year terms and the present provisions, other than those relating to wages, extend to March 31, 2012. We consider our relations with the labor unions to be excellent and there have been no significant strikes or labor disputes in recent years.

E. Share Ownership

The following table shows the number of shares of our common stock owned by the Directors and Executive Officers as of June 29, 2010. The total number of the shares held by them is 0.03% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Tadamichi Sakiyama	Board Director (Chair)	34,000
Yoshie Ota	Director	16,000
Mitsuo Ohashi	Director	21,000
Akihiko Nomiyama	Director	8,000
Kenji Miyahara	Director	8,000
Tohru Motobayashi	Director	34,750
Isao Ono	Director	108,000
Takashi Kawamura	Chairman and Director	88,000
Masaharu Sumikawa	Director	47,000
Hiroaki Nakanishi	President and Director	60,000
Michiharu Nakamura	Director	93,000
Takashi Miyoshi	Executive Vice President, Executive Officer and Director	54,000
Naoya Takahashi	Executive Vice President and Executive Officer	40,000
Takashi Hatchoji	Executive Vice President and Executive Officer	64,000
Nobuo Mochida	Executive Vice President and Executive Officer	9,000
Kazuhiro Mori	Executive Vice President and Executive Officer	42,000
Tadahiko Ishigaki	Senior Vice President and Executive Officer	47,250
Stephen Gomersall	Senior Vice President and Executive Officer	4,000
Yoshito Tsunoda	Senior Vice President and Executive Officer	31,000
Junzo Nakajima	Senior Vice President and Executive Officer	30,000
Toyoaki Nakamura	Senior Vice President and Executive Officer	26,000
Shigeru Azuhata	Vice President and Executive Officer	38,000
Hitoshi Isa	Vice President and Executive Officer	36,000
Shinjiro Iwata	Vice President and Executive Officer	25,000
Makoto Ebata	Vice President and Executive Officer	38,000
Osamu Ohno	Vice President and Executive Officer	40,000
Kenji Ohno	Vice President and Executive Officer	20,000
Nobuyuki Ohno	Vice President and Executive Officer	37,000
Masahiro Kitano	Vice President and Executive Officer	17,050
Ryuichi Kitayama	Vice President and Executive Officer	15,000
Toshiaki Kuzuoka	Vice President and Executive Officer	111,000
Takao Koyama	Vice President and Executive Officer	27,000
Yutaka Saito	Vice President and Executive Officer	12,000
Kaichiro Sakuma	Vice President and Executive Officer	25,000
Gaku Suzuki	Vice President and Executive Officer	25,000
Hideaki Takahashi	Vice President and Executive Officer	14,000
Koji Tanaka	Vice President and Executive Officer	29,000
Masahide Tanigaki	Vice President and Executive Officer	20,400
Akira Maru	Vice President and Executive Officer	16,000
Yoshihiko Mogami	Vice President and Executive Officer	10,000

Total		1,420,450

No Director or Executive Officer has different voting rights from any other shareholder of our common stock.

Hitachi Employees’ Shareholding Association owned approximately 116,632 thousand shares as of March 31, 2010, which amounted to 2.6% of total shares issued. The association consists of our employees and those of certain of our subsidiaries. Membership in the association is voluntary.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table provides information concerning shareholders holding more than 5% of our total shares issued as of March 31, 2010 based on our register of shareholders. It is not necessarily the case that a shareholder recorded on the share register beneficially owns shares of our common stock.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousands of shares)
Common stock	The Master Trust Bank of Japan, Ltd. (Trust Account)	315,868	7.0%
Common stock	Japan Trustee Services Bank, Ltd. (Trust Account)	261,910	5.8%

Schedule 13G

In February 2009, we received from Brandes Investment Partners, L.P. a notice included on Schedule 13G filed on February 12, 2009 pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, or the Act. The notice indicated that neither Brandes Investment Partners, L.P. nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Brandes Investment Partners, L.P. may be deemed to “beneficially own” 2,523,820 ADSs and 67,949,856 ordinary shares as of December 31, 2008, representing 2.8% of our total issued shares at that time.

In February 2009, we received from Dodge & Cox a notice included on Schedule 13G filed on February 11, 2009 pursuant to Rule 13d-1(b) under the Act. The notice indicated that Dodge & Cox did not own shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Dodge & Cox may be deemed to “beneficially own” 12,557,154 ADSs as of December 31, 2008, representing 3.7% of our total issued shares at that time.

Report of Substantial Shareholdings under the Financial Instruments and Exchange Law

Reports of substantial shareholdings are required under the Financial Instruments and Exchange Law when any person beneficially and solely or jointly owns more than 5% of total issued voting shares of a company listed on any Japanese stock exchange. The following is a summary of the only report we have received from a beneficial owner whom we recognize as currently holding more than 5% of our total issued voting shares.

In January 2010, we received a copy of a filing made to the Kanto Local Finance Bureau dated January 8, 2010 indicating Mitsubishi UFJ Financial Group, Inc. directly or indirectly held 270,491,767 shares, representing 5.97% of our total issued shares as of December 28, 2009, and Mitsubishi UFJ Financial Group held the shares solely for investment and dealing purposes. We have not received any revision or update to the copy of the filing made to the Kanto Local Finance Bureau.

Our major shareholders do not have different voting rights from any other shareholder of our common stock.

As of March 31, 2010, 168 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record, owned approximately 17.8% of our common stock.

No other corporation, foreign country or any other natural or legal person severally or jointly directly or indirectly owns or controls us. To our knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Related Party Transactions

To our knowledge, as of March 31, 2010, no person was the beneficial owner of more than 10% of any class of our shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain companies over which we or our key management personnel may have a significant influence. We believe we conduct our business with these companies in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in Hitachi, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of our Directors or Executive Officers except home loans extended to certain Executive Officers, including a newly appointed Executive Officer, by a subsidiary of ours engaged in the business of financial services. The aggregate outstanding balance of such loans to the Executive Officers as of May 31, 2010 was ¥119 million, and the largest aggregate outstanding balance during the period from April 1, 2009 through May 31, 2010 was ¥142 million. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

We and certain of our subsidiaries and equity method affiliates are subject to a number of legal proceedings as follows.

In January 2007, the European Commission ordered us, Hitachi Europe, our wholly owned subsidiary, and Japan AE Power Systems Corporation, or AE Power, an equity method affiliate of ours which was demerged and succeeded to our gas insulated switchgear, or GIS, operations, to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations relating to GIS equipment used at substations. In April 2007, we lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The European Commission has not rendered a determination yet, but we accrued the reasonably estimated amount for the fine based on past judgments in the year ended March 31, 2007.

In December 2006, we and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs.

Also in December 2006, Hitachi Displays, our subsidiary which was demerged and succeeded to our LCD operations, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to LCDs. In March 2009, Hitachi Displays pled guilty to one count of price fixing under the Sherman Act, for which it paid a fine of $31 million in June 2009.

In addition, in December 2006, Hitachi Displays and IPS Alpha received requests for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to LCDs. Subsequently, the Fair Trade Commission of Japan issued a cease and desist order to Hitachi Displays in December 2008, but did not impose a fine.

In June 2007, we received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered us to pay a fine for infringement of EC antitrust rules. We have accrued the reasonably estimated amount for the fine.

In September 2007, Hitachi America and Renesas Technology America, Inc., a subsidiary of our equity method affiliate Renesas Technology, received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories. In July 2009, these companies received information that the Antitrust Division of the U.S. Department of Justice would terminate the investigation of this matter.

In November 2007, Hitachi Electronic Devices (USA), Inc., a subsidiary of Hitachi Displays, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes, or CRTs. In addition, in November 2007, Hitachi Asia, our wholly owned subsidiary, and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to CRTs. Further, in November 2007, Hitachi Canada, our subsidiary, received requests for information from the Canadian Competition Bureau in respect of alleged antitrust violations relating to CRTs.

In December 2008, we received requests for information from the European Commission in respect of alleged antitrust violations relating to electrical transformers. In October 2009, the European Commission ordered us to pay a fine of €2.46 million for infringement of E.U. antitrust rules. We paid that fine in January 2010.

In June 2009, our subsidiary, Hitachi-LG Data Storage, received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, both in respect of alleged antitrust violations relating to optical disk drives. Also in June 2009, the Competition Commission of Singapore began an investigation of our subsidiary, Hitachi-LG Data Storage Korea, also in respect of alleged antitrust violations relating to optical disk drives.

We and the other named parties have cooperated with the above investigations. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed in the United States and Canada against us, certain of our subsidiaries and our equity method affiliates which are engaged in or had been engaged in the semiconductor, LCD and CRT businesses. These complaints allege violations of various jurisdictions’ antitrust, consumer protection and/or unfair competition laws and seek treble monetary damages, restitution, costs, interest and attorneys’ fees for unspecified amounts. Depending upon the outcome of such legal proceedings, they may, either singly or in the aggregate, result in a material adverse effect on our business, results of operations, cash flows, financial condition, reputation or credibility. Currently, we are unable to estimate the adverse effects, if any, that may result from these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made.

In June 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power, shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Hokuriku Electric Power Company shut down Shika Nuclear Power Station No. 2, which uses the same type of turbines, for an examination of the turbines. The examination revealed damage to the turbine vanes. We included the accrued amount of the repair costs in our operating results for the year ended March 31, 2007 and we recorded it as part of cost of sales.

In September 2008, Chubu Electric Power filed a lawsuit with the Tokyo District Court against us seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against us seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. We are vigorously defending ourselves in these lawsuits. We have not accrued for consequential losses related to these lawsuits. However, there can be no assurance that we will not be liable for any amount claimed. See “Item 4. Information on the Company —B. Business Overview — Description of Segments — Power Systems” above for additional information.

In addition to the above, we, certain of our subsidiaries and our equity method affiliates are subject to several other legal and arbitration proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. However, based upon the information currently available to us, our management does not expect the outcomes of these legal and arbitration proceedings and claims to have a material effect on our financial condition, results of operations or cash flows.

Dividend Policy

We view enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing our energy, information systems, social infrastructure and other primary businesses is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in research and development and plants and equipment essential for securing and maintaining market competitiveness and improving profitability. We therefore decide dividends based on medium-to-long-term business plans while ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including our financial condition, results of operations and dividend payout ratio.

We believe that, when necessary, we should repurchase our shares as part of our policy on distribution to shareholders to complement the dividend payout. In addition, we may repurchase our own shares on an ongoing basis in order to flexibly implement a capital strategy, including business restructuring, to greatly enhance shareholder value so far as it is consistent with the dividend policy. We will take such action after considering our future capital requirement under our business plans, market conditions and other relevant factors.

Consistent with our dividend policy and taking into account, among other things, our business forecast, we did not pay a dividend for the year ended March 31, 2010.

B. Significant Changes

None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The primary market for our common stock is the Tokyo Stock Exchange, or the TSE. The common stock is traded on the First Section of the TSE and is also listed on four other Japanese stock exchanges: Osaka, Nagoya, Fukuoka and Sapporo. In the United States, our ADSs are listed and traded on the New York Stock Exchange, or the NYSE, in the form of Certificated ADSs (ADRs) or Uncertificated ADSs. There may from time to time be a differential between the common stock’s price on exchanges in Japan and the market price of the ADSs in the United States.

ADRs are issuable pursuant to the Second Amended and Restated Deposit Agreement dated as of December 14, 2007, or the Deposit Agreement, by and among us, Citibank, N.A. as depositary, or the Depositary, and the holders and beneficial owners of ADSs. Each ADS or ADR represents ten shares of our common stock deposited under the Deposit Agreement with Mizuho Corporate Bank, Ltd., Tokyo, as agents of the depositary, or any successor or successors to such agent or agents.

The following table sets forth for the periods indicated the reported high and low sales prices of our common stock on the TSE and the reported high and low sales prices of our ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2006	874	604	75.400	57.400
2007	936	644	79.760	55.740
2008	947	569	79.200	58.990
2009	843	230	77.330	23.840
2010	404	227	40.790	26.060

Fiscal year ended March 31, 2009
1st quarter	807	581	74.920	59.550
2nd quarter	843	690	77.330	63.410
3rd quarter	733	334	69.270	36.790
4th quarter	407	230	42.670	23.840

Fiscal year ended March 31, 2010
1st quarter	404	264	40.790	27.370
2nd quarter	337	262	35.590	28.860
3rd quarter	314	227	33.970	26.060
4th quarter	353	276	37.930	30.560

Fiscal year ending March 31, 2011
1st quarter (through June 18)	424	334	45.020	37.250
January 2010	329	276	35.700	30.560
February 2010	318	291	35.150	32.720
March 2010	353	293	37.930	33.340
April 2010	424	353	45.020	39.060
May 2010	415	345	44.530	38.210
June 2010 (through June 18)	374	334	40.690	37.250

Notes:

(1)	Prices per share of common stock are as reported by the TSE.

(2)	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

B. Plan of Distribution

Not applicable.

C. Markets

See “A. Offer and Listing Details” in this Item.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additioinal Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

We are incorporated in Japan under the former Commercial Code of Japan and exist under the Companies Act. We are registered in the commercial register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau of the Ministry of Justice.

Objects and Purposes

Article 2 of our articles of incorporation provides that our purpose is to carry on the following businesses: manufacture and sale of electrical machinery and appliances; manufacture and sale of industrial machinery and appliances; manufacture and sale of rolling stock; manufacture and sale of telecommunication and electronic machinery and appliances; manufacture and sale of lighting and household machinery and appliances; manufacture and sale of optical and medical machinery and instruments; manufacture and sale of measuring and other general machinery and appliances; manufacture and sale of materials related to the products mentioned in any of the foregoing items; preparation and sale of software; preparation and sale of images, software and data related to multimedia; leasing and maintenance services of the products mentioned in any of the foregoing items; supply of electricity; telecommunication, information processing and information supply services, as well as broadcasting; undertaking of commercial transactions and payment transactions by utilizing the Internet; provision of results of research and development related to biotechnology; consulting on any of the foregoing items; licensing of industrial property rights and know-how; undertaking of engineering related to any of the foregoing items; design, supervision and undertaking of construction work; money lending, factoring, debt guarantee and investment advisory business; home health care service business, home health care support business and the operation of health care and nursing facilities under the Health Care Insurance Law; any and all businesses related to the foregoing items.

Directors

Under the Committee System, the Board of Directors focuses on the functions of decision-making with respect to fundamental management policies and certain important matters prescribed by law, as well as supervision of execution by the Directors and Executive Officers of their respective duties. The Board of Directors may, by resolution, delegate to the Executive Officers its authority to make decisions with regard to our business affairs.

Under the Companies Act, the adoption of a resolution of the Board of Directors requires a majority vote of the Directors present who must in turn constitute a majority of the Directors who are entitled to vote for the resolution. Any Director who has a conflict of interest or a vested interest with respect to any given resolution cannot participate in voting for the resolution. Under the Companies Act and our articles of incorporation, the Board of Directors can dispense with holding a board meeting to approve a proposed resolution if all the Directors who are entitled to vote on it consent in writing to dispose with the meeting and to approve the proposed resolution. Under the Companies Act, each Director must refrain from engaging in any business competing with us unless approved by the Board of Directors.

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

There is no mandatory retirement age for the Directors required by the Companies Act or our articles of incorporation. No shares are required for a Director’s qualification under the Companies Act or our articles of incorporation.

As a company that has adopted the Committee System, we have delegated to Executive Officers, by resolution of the Board of Directors, powers regarding the incurrence by us of a significant amount of debt.

Common Stock

Distribution of surplus

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “Distributions of Surplus” (“Surplus” is described in “Restriction on Distributions of Surplus” below). We may make Distributions of Surplus to the shareholders any number of times per fiscal year, subject to certain limitations described in “Restriction on Distributions of Surplus.” The Companies Act requires Distributions of Surplus in principle to be authorized by a resolution of a general meeting of shareholders. However, in accordance with the Companies Act, our articles of incorporation provide that the Board of Directors may decide to make Distributions of Surplus, except for limited exceptions, as provided by the Companies Act, since we have satisfied the following requirements:

(a)	an independent auditor is appointed;

(b)	the normal term of office of our Directors terminates on or prior to the date of conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within the period of one year from the election of the Directors; and

(c)	the Committee System is adopted.

The provision in our articles of incorporation delegating the decision to make Distributions of Surplus to the Board of Directors is effective only if non-consolidated annual financial statements and certain other documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Under our articles of incorporation, distribution of surplus through dividend payment, if any, will be made to shareholders of record as of March 31 and September 30 of each year pursuant to a resolution of our Board of Directors or a general meeting of shareholders. In addition, under the Companies Act and our articles of incorporation, we may make further Distributions of Surplus to shareholders of record as of another record date for the purpose of distributing surplus by resolution of our Board of Directors or a general meeting of shareholders. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” for additional information.

Under our articles of incorporation, we are not obligated to make a distribution of surplus that a shareholder leaves unclaimed for a period of three years after the date on which it first became payable.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares each shareholder holds. A resolution of the Board of Directors or a general meeting of shareholders authorizing a Distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a Distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or our Board of Directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. For information as to Japanese taxes on dividends, see “E. Taxation — Japanese Taxation.”

Restrictions on distributions of surplus

When we make a distribution of surplus, we must, until the aggregate amount of our capital surplus reserve and earned surplus reserve reaches one-quarter of our capital stock, set aside in our capital surplus reserve and/or earned surplus reserve an amount equal to one-tenth of the amount of Surplus so distributed.

Under the Companies Act, we may distribute Surplus up to the amount (the “Distributable Amount”) equal to the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of the distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of Surplus, as described below;

(b)	in the event that extraordinary financial statements as of, and for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of operations constituting the extraordinary financial statements and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the last fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of operations constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of its goodwill and deferred assets exceeds the total of our capital stock, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or certain parts of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

If we become, at our option, a company with respect to which consolidated balance sheets should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we will be required to further deduct from the Distributable Amount the excess amount, if any, of (x) the total amount of shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth in the ordinances of the Ministry of Justice over (y) the total amount of shareholders’ equity and certain other amounts set forth in the ordinances of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year.

For the purposes of this section, the amount of Surplus is the amount equal to the aggregate of I. through IV. below, less the aggregate of V. through VII. below:

I.	the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

II.	in the event that we disposed of treasury stock after the end of the last fiscal year, the consideration that we received for such treasury stock less the book value thereof;

III.	in the event that we reduced our capital stock after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any);

IV.	in the event that we reduced capital surplus reserve and/or earned surplus reserve after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital stock (if any);

V.	in the event that we canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

VI.	in the event that we distributed Surplus after the end of the last fiscal year, the aggregate of the following amounts:

a.	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive a distribution in cash instead of a distribution in kind;

b.	the aggregate amount of cash we distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c.	the aggregate amount of cash we paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind;

VII.	the aggregate amounts of a. through d. below, less e. and f. below:

a.	in the event that the amount of Surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or capital stock after the end of the last fiscal year, the amount so transferred;

b.	in the event that we distributed Surplus after the end of the last fiscal year, the amount set aside in its reserve;

c.	in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

d.	in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the last fiscal year, the amount so reduced;

e.	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of our other capital surplus after such merger, corporate split or share exchange, less the amount of our other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of our other retained earnings after such merger, corporate split or share exchange, less the amount of our other retained earnings before such merger, corporate split or share exchange; and

f.	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

Voting rights

Our shareholders are generally entitled to one vote per each unit of shares of common stock they hold, as described in this paragraph and under “— Unit Share System” above. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented and entitled to vote at the meeting. The Companies Act and our articles of incorporation require the election of Directors annually, and a quorum of not less than one-third of the total number of voting rights of all the shareholders who are entitled to vote. Our shareholders are not entitled to cumulative voting in the election of Directors and the board is not staggered. A corporate shareholder (including a shareholder in the form of a partnership) one-quarter or more of the voting rights of which are directly or indirectly owned by us does not have voting rights. We do not have voting rights with respect to our own shares. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with our regulations on handling shares, etc.

The Companies Act and our articles of incorporation provide that a quorum of not less than one-third of the voting rights of the shareholders who are entitled to vote must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of the capital stock (with certain exceptions);

•	amendment of the articles of incorporation;

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a corporate split;

•	the transfer of the whole or an important part of the business;

•	the taking over of the whole of the business of any other corporation;

•	entering into an agreement for the leasing of an entire business, entrustment of the management of the entire business or sharing the entire profit and loss with third parties;

•

any issuance of new shares at a “specially favorable” price (or any issuance of rights to subscribe for or acquire shares, or stock acquisition rights, with “specially favorable” conditions or of bonds or debentures with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders;

•	purchase of shares by us from a specific shareholder other than a subsidiary of ours;

•	a reverse stock split; and

•	release of part of directors’, independent auditors’ or executive officers’ liabilities to us.

At least two-thirds of the voting rights represented at the meeting must approve these actions.

Issue of additional shares and pre-emptive rights

Holders of our shares of common stock have no preemptive rights under our articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as Executive Officers determine, subject to the limitations as to the issuance of new shares at a “specially favorable” price mentioned above. Executive Officers may determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such subscription rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Rights to subscribe for shares of common stock given to the shareholders are not transferable. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “— Stock Acquisition Rights” below.

Liquidation rights

In the event of our liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of shares of common stock in proportion to the respective numbers of shares of common stock held by each of them.

Stock splits and allotment of shares without consideration

By determination of an authorized Executive Officer, we may at any time split shares of common stock in issue or allot shares of common stock to shareholders without consideration.

When Executive Officers determine to effect a stock split, we may amend our articles of incorporation without shareholder approval to increase the number of authorized shares in proportion to the stock split if we have only one class of outstanding shares. However, in cases of share allotment without consideration, we may not so amend our articles of incorporation without shareholder approval.

Before a stock split and an allotment of shares without consideration, we must give public notice of the stock split or the allotment of shares without consideration specifying the record date and the effective date for the stock split or the allotment of shares without consideration, not less than two weeks prior to the record date.

Promptly after the allotment of shares without consideration takes effect, we must send notice to each shareholder specifying the number of shares to which each such shareholder is entitled.

Under the new paperless book-entry transfer system, on the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at Account Management Institutions will be increased in accordance with the applicable ratio, and on the effective date of an allotment of shares without consideration, the number of shares registered in accounts held by our shareholders at Account Management Institutions will be increased in accordance with a notice from us to JASDEC. Such notice will be made at least two weeks prior to the relevant record date.

Reverse Stock Split

We may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. When a reverse stock split is to be made, we must give public notice of the reverse stock split at least two weeks prior to the effective date of the reverse stock split.

Under the paperless book-entry transfer system, on the effective date of the reverse stock split, the numbers of shares recorded in all accounts held by our shareholders at Account Management Institutions will be decreased in accordance with the applicable ratio.

Unit share system

Pursuant to the Companies Act, we have designated 1,000 shares as one unit of shares in our articles of incorporation. Under the unit share system, a shareholder is generally entitled to one voting right for each unit of shares of our common stock.

Under the paperless book-entry transfer system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Although the number of shares which constitute one unit is stipulated in our articles of incorporation, an authorized Executive Officer has the power to amend our articles of incorporation to reduce the number of shares which constitute one unit or abolish the unit share system. Pursuant to the Companies Act, the number of shares constituting one unit, however, may not exceed 1,000.

Our articles of incorporation provide that a holder of shares representing less than one unit does not have any other rights of a shareholder in respect of those shares, other than those specified in the articles of incorporation. This includes rights to:

•	receive dividends;

•	receive cash or other assets in case of a reverse stock split or stock split, share exchange, share transfer, corporate split or merger;

•	be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders; or

•	participate in any distribution of surplus assets upon liquidation.

A holder of shares representing less than one unit may at any time require us to purchase his/her shares. These shares will be purchased at (a) the closing price of the shares reported by the TSE on the day when the administrator of the register of shareholders receives the request to purchase or (b) if no sale takes place on the TSE on that day, the price at which a sale of shares is effected on the TSE immediately thereafter. Our articles of incorporation also provide that a holder of shares representing less than one unit may require us to sell to such holder such number of shares as may be necessary to raise such holder’s share ownership to a whole unit. Under the paperless book-entry transfer system, the request set forth in this paragraph must be made through the relevant Account Management Institution and JASDEC. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the administrator of the register of shareholders receives the request to sell or (b) if no sale takes place on the TSE on that day, the closing price at which the sale of shares is effected on the TSE immediately thereafter.

Repurchase by us of our shares

We may repurchase shares of our common stock (i) by way of purchase on any Japanese stock exchange on which shares are listed or by way of tender offer (in either case pursuant to a resolution of a general meeting of shareholders), (ii) by way of purchase from a specific shareholder other than our subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) by way of purchase from our subsidiary (pursuant to a resolution of the Board of Directors), or (iv) by soliciting all shareholders of our common stock to offer to sell shares they hold (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to us, five days prior to the relevant general meeting of shareholders, to include such shareholder as a seller in the proposed purchase. The preceding right is subject to the qualification that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the closing price of the shares reported by the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) was adopted. If no sale takes place on that day, the relevant price is the price at which a sale of shares is effected on the relevant stock exchange immediately thereafter.

The authorization to purchase shares of our common stock pursuant to (i) above may also be granted by a resolution of the Board of Directors pursuant to our articles of incorporation; provided however that the provision in our articles of incorporation is effective only if non-consolidated annual financial statements and certain other documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

Any such repurchase of shares of our common stock must satisfy certain requirements, including that the total amount of the purchase price may not exceed the distributable amount as of the date of repurchase available for distribution of surplus. We may hold the shares acquired in compliance with the provisions of the Companies Act, and we may generally dispose of or cancel such shares in accordance with the Companies Act.

Abolition of share certificates

The Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. of Japan (Law No. 75 of 2001, as amended), or the Book-Entry Law, amended in 2004, came into force on January 5, 2009, or the Enforcement Date. From the Enforcement Date, all Japanese companies whose shares are listed on a stock exchange in Japan, including us, can no longer issue share certificates. On the Enforcement Date, all share certificates issued by Japanese listed companies as of that date, including our shares of common stock, were abolished and the shares were converted to a paperless or uncertificated form.

Under the paperless book-entry transfer system, shares held by a shareholder are electronically recorded in an account of that shareholder opened with a Book Entry Organization (furikae kikan) or an Account Management Institution (koza-kanri-kikan). Currently, JASDEC is designated as a Book Entry-Organization. An Account Management Institution is a financial institution such as a bank, securities firm, trust company or certain other financial institution which meets the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further stringent requirements of the Book-Entry Law can open accounts directly at JASDEC. For purposes of the description under “Common Stock — Abolition of share certificates,” it is assumed that the relevant person has no account at JASDEC. The paperless book-entry transfer system is operated by JASDEC. All the share certificates of Japanese listed companies have been voided, have ceased to have any effect and cannot be traded. All shareholders who own shares must maintain a trading account, as described above, to hold their shares. Any transfer of shares must be effected, not by the physical delivery of share certificates as previously mandated by law, but by electronically recording the transfer of the shares from the transferor’s account to the transferee’s account. The rights regarding voting, dividends and other shareholders rights enjoyed by a shareholder are not affected by the adoption of the paperless book-entry transfer system.

On the Enforcement Date, this paperless book-entry transfer system replaced the depository, custody and book-entry transfer system previously operated by JASDEC.

Under the Book-Entry Law, any transfer of listed shares of Japanese companies is effected through book-entry and the title to the shares passes to the transferee at the time when the transferred number of shares is recorded in the transferee’s account at an Account Management Institution. The holder of an account at an Account Management Institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in the register of shareholders, except in limited circumstances. Under the paperless book-entry transfer system, such registration is generally made upon an all shareholders notice (as described in “— Register of Shareholders” below) from JASDEC. For this reason, shareholders are required to file their names and addresses with our administrator of shareholders through Account Management Institutions and JASDEC. See “— Register of Shareholders” for more information.

Nonresident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan and must give notice of their standing proxy or mailing address to the relevant Account Management Institution. Such notice will be forwarded to our administrator of the register of shareholders through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to nonresident shareholders are delivered to the standing proxies or mailing addresses.

Subscription rights

Holders of our shares of common stock have no preemptive rights under our articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as Executive Officers determine, subject to the limitations as to the issuance of new shares at a “specially favorable” price mentioned above. Executive Officers may determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such subscription rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Rights to subscribe for shares of common stock given to the shareholders are not transferable. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “— Stock acquisition rights” below.

Stock acquisition rights

Pursuant to the Companies Act, we may issue stock acquisition rights. Except where the issuance of stock acquisition rights would be on “specially favorable” terms, Executive Officers may determine the issuance of stock acquisition rights other than those for stock option purposes, which in contrast, must be approved by the Compensation Committee within the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated to issue the relevant number of new shares, or alternatively, to transfer the necessary number of existing shares held by us.

Sales by us of shares held by shareholders whose addresses are unknown

We are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in our register of shareholders or at the address otherwise provided to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if:

•

notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in our register of shareholders or at the address otherwise provided to us; and

•

the shareholder fails to receive dividends on the shares for a continuous period of five or more years at the address registered in our register of shareholders or at the address otherwise provided to us, we may sell or otherwise dispose of the shareholder’s shares at the market price, after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal for the shareholder.

General Meeting of Shareholders

Capital and reserves

Under the Companies Act we must account for the paid-in amount of any newly issued shares of common stock as capital stock, although we may account for an amount not exceeding one-half of such paid-in amount as capital surplus reserve. We may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and if so decided by the same resolution we may account for the whole or any part of the amount of such reduction as capital stock. We may also transfer all or any part of surplus as described in “— Restriction on Distribution of Surplus” above to capital stock, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. We may generally reduce our capital stock by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as capital surplus reserve or earned surplus reserve.

Register of shareholders

The registration of names, addresses and other information of shareholders in our register of shareholders will be made by us upon the receipt of the all shareholders notice (soukabunushi tsuchi) given to us by JASDEC (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of shareholders in our register of shareholders without the all shareholders notice from JASDEC), which will give us such all shareholders notice based on information provided by the Account Management Institutions. Such all shareholders notices will be made only in cases prescribed under the Book-Entry Law such as when we fix the record date and when we make requests to JASDEC with any justifiable reason. Therefore, the shareholder may not assert shareholders’ rights against us immediately after such shareholder acquires the shares, unless such shareholder’s name and address are registered in the register of shareholders upon receipt of the all shareholders notice; provided, however, that, in respect of the exercise of rights of minority shareholders defined under the Book-Entry Law, the shareholder may exercise such rights upon requesting JASDEC, through the shareholder’s Account Management Institution, to issue an individual shareholder notice (kobetsukabunushi tsuchi) to us, but only during a certain period prescribed under the Book-Entry Law.

Administrator of the register of shareholders

The Tokyo Securities Transfer Agent Co. Ltd. is our administrator of the register of shareholders. The office of Tokyo Securities Transfer Agent is located at 6-2, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. Tokyo Securities Transfer Agent maintains our register of shareholders.

Record date

The record date for annual dividends and the determination of shareholders entitled to vote at the annual general meeting of our shareholders is March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Under the Book-Entry Law, we are required to give notice of each record date to JASDEC at least two weeks prior to each record date. JASDEC is required to promptly give us notice of the names and addresses of its shareholders, the number of shares held by them and other relevant information as of each record date.

We normally hold our ordinary general meeting of shareholders in Tokyo within three months following the date of the end of the fiscal year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be mailed to each shareholder having voting rights or, in the case of a nonresident shareholder, to his resident proxy or mailing address in Japan in accordance with our regulations on handling shares, etc. at least two weeks prior to the date of the meeting. Under the Companies Act, we may give such notice to shareholders by electronic means, with the consent of the relevant shareholders.

Generally, our shareholders registered as having rights on the register of shareholders as of the end of a given fiscal year may exercise their rights at the ordinary general meeting of shareholders concerning that fiscal year and our shareholders registered as having voting rights on the register of shareholders as of a record date properly fixed by us may exercise their rights at the relevant extraordinary general meeting of shareholders.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange in Japan to file with the director general of the relevant financial bureau of Japan within five business days a report concerning such share holdings. A similar report must also be made in respect of any subsequent change of one percentage point or more in any such holding or of any change in material matters set forth in any reports previously filed. Currently, such report is required to be filed through the Electronic Disclosure for Investors’ Network, or EDINET. For this purpose, shares issuable to such person upon exercise of any rights to subscribe for or acquire shares are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Any report so filed will be made available for public inspection. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

There is no provision in our articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of Hitachi and that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

C. Material Contracts

None.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Law, govern certain matters relating to the issuance of equity-related securities by us and the acquisition and holding of shares of common stock by “exchange non-residents” and by “foreign investors” as hereinafter defined.

“Exchange nonresidents” are defined under the Foreign Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan and (iii) corporations of which (a) 50% or more of the shares are held by (i) and/or (ii) above, (b) a majority of officers consists of nonresident individuals or (c) a majority of the officers having the power of representation consists of nonresident individuals.

Dividends and Proceeds of Sales

Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by exchange non-residents in general may be converted into any foreign currency and repatriated abroad.

Acquisition of Shares

Under the Foreign Exchange Law, acquisition of shares of a Japanese company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan, or the listed shares, by an exchange non-resident from a resident of Japan is generally not subject to a prior filing requirement.

In case a foreign investor acquires listed shares (whether from a resident of Japan or an exchange non-resident, from another foreign investor or from or through a designated securities company) and as a result of such acquisition the number of shares held directly or indirectly by such foreign investor (including shares held by persons who agree to act in concert with such foreign investor in connection with the exercise of shareholders’ rights) would become 10% or more of our total issued shares, such acquisition constitutes a direct inward investment and the foreign investor is required to make a subsequent report on such acquisition to the Minister of Finance and other Ministers having jurisdiction over the business of the subject company, or to the Competent Ministers. In certain exceptional cases, a prior filing is required and the Competent Ministers may recommend the modification or abandonment of the proposed acquisition and, if the foreign investor does not accept the recommendation, order its modification or prohibition. More specifically, such prior filing requirement is triggered if, among other things, we, our subsidiary or any person over which we have the power to determine such person’s finance and business policies, is engaged in the manufacture of products related to arms, airplanes, nuclear power or space development, including the manufacturing of general purpose devices capable of being diverted for military use. Due to the nature of our business, including our nuclear power system business that involves the manufacture of products related to nuclear power development and other businesses, this prior filing requirement is likely to apply to the acquisition of our shares.

E. Taxation

Japanese Taxation

The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of our shares or ADSs by a person who is not a resident of Japan.

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

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of our common stock) to shareholders who are non-Japanese corporations or Japanese nonresident individuals, except for any individual shareholder who holds 5% or more of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends is generally 10% for portfolio investors (i.e., investors with the shareholding ratio of less than 10%) who are qualified U.S. residents eligible to enjoy treaty benefits and (ii) the dividends are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under the Treaty, and/or due to the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on shares of our common stock or ADSs.)

The amount of withholding tax imposed on dividends payable to the holders of shares of our common stock or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan.

Gains derived from the sale outside Japan of shares of common stock of Japanese corporations by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock and ADSs as a distributee, legatee or donee.

United States Taxation

The following is a description of certain U.S. federal income tax consequences to the U.S. Holders (as defined below) described below of owning and disposing of shares of common stock or ADSs. This discussion applies only to a U.S. Holder that holds shares of common stock or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding shares of common stock or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the shares of common stock or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons who acquired shares of common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares of common stock or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of common stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares of common stock or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares of common stock or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of shares of common stock or ADSs who is eligible for the benefits of the Treaty and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares of common stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares of common stock represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released prior to delivery of shares to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares of common stock or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of common stock, will generally be treated as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend paid in yen will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss, which is generally ordinary income or loss, in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese income taxes withheld from dividends on shares of common stock or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. Instead of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including the Japanese tax, in computing such holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of shares of common stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares of common stock or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the shares of common stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our taxable year ending March 31, 2010, and we do not expect to become a PFIC in the foreseeable future. However, since PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held shares of common stock or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of shares of common stock or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares of common stock or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its shares of common stock or ADSs exceeds 125% of the average of the annual distributions on the shares of common stock or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares of common stock or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. In addition, if we were a PFIC, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents filed by us with the SEC can be inspected at its public reference room located at 100 F Street, N.E., Washington D.C. 20549. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system can be also available for inspection on the SEC’s web site (http://www.sec.gov).

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Primary Market Risk Exposure

We are exposed to market risks from changes in foreign currency exchange rates, interest rates and market prices for equity securities. We seek to manage these market risks by using derivative financial instruments. We generally do not employ derivative financial instruments for speculation purposes.

We are exposed to credit-related risks arising from the potential non-performance by counterparties to derivative and other financial instruments we use to hedge our market risks. Most of the counterparties are internationally recognized financial institutions and contracts are diversified among a number of major financial institutions.

Equity Price Risk

We hold marketable securities which are subject to price risks arising from changes in market prices for such securities. We consider marketable securities classified as short-term investments to be highly liquid and to present a relatively low equity price risk. We hold marketable securities classified as investments and advances as long-term investments.

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2010 and 2009, regardless of the consolidated balance sheet classification as follows.

	Carrying amount as of March 31, 2010
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				159,850	159,850
Debt securities	49,914	10,485	19,116	79,515	79,515
Other securities	3,621	2,410	8,229	14,260	14,260
Held-to-maturity securities	40	37	199	276	276

	Carrying amount as of March 31, 2009
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				120,434	120,434
Debt securities	8,177	10,424	18,363	36,964	36,964
Other securities	301	4,634	4,760	9,695	9,695
Held-to-maturity securities	82	5	199	286	286

Foreign Currency Exchange Rate Risk and Interest Rate Risk

We have assets and liabilities which are exposed to foreign currency exchange rate risks and interest rate risks. We enter into forward exchange contracts, cross currency swap agreements and interest rate swaps for the purpose of hedging these risk exposures.

Foreign currency exchange rate risk

We mainly use forward exchange contracts to manage foreign currency exchange exposures, primarily in the exchange of U.S. dollars and Euros into Japanese yen. These contracts, which typically mature within one year, are used primarily to hedge foreign currency denominated future net cash flows from trade receivables and payables recognized, and from forecasted transactions. In accordance with our internal policy, we measure by currency each month the amount and due date of future net cash flows. Further in accordance with this policy, a portion of net cash flows measured is covered using forward exchange contracts.

We enter into cross currency swap agreements to manage currency exchange rate risk relating to long-term debt denominated in foreign currencies. These cross currency swap agreements typically have maturities that mirror the underlying debt, which allows us to predict cash flows from such long-term debt. We believe these derivative financial instruments can be highly effective in hedging foreign currency denominated long-term debt against changes in foreign exchange rates. In addition, we include escalation provisions in some of our long-term contracts for infrastructure contracts in order to allocate the risk of fluctuating currency to our customers.

The tables below provide information on our financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2010 and 2009. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. We do not include cross currency swap agreements and the corresponding foreign currency denominated debt instruments in the table below because all of our foreign currency exposure in our cash flows are eliminated.

	Forward exchange contracts as of March 31, 2010
	Expected maturity date
	2011	2012	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	121,363	—	121,363	(2,576)
Average contractual exchange rate (¥/US$)	91.51	—	91.51

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	33,698	—	33,698	942
Average contractual exchange rate (¥/Euro)	128.32	—	128.32

	Forward exchange contracts as of March 31, 2009
	Expected maturity date
	2010	2011	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	140,266	—	140,266	(2,907)
Average contractual exchange rate (¥/US$)	95.71	—	95.71

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	37,569	—	37,569	948
Average contractual exchange rate (¥/Euro)	133.50	—	133.50

Interest rate risk

Our exposure to interest rate risk is related principally to our debt obligations and the risk of increases in market interest rates that increase future cash outflow of interest payments due on such debt. To manage this risk, we typically enter into interest rate swaps. We mainly use interest rate swaps in connection with long-term debt and medium-term notes. These interest rate swaps typically have the effect of converting variable interest rates on debt obligations to fixed-interest rates. Under these commonly referred to as “receive-variable, pay-fixed” interest rate swaps, we receive variable interest rate payments and make fixed interest rate payments, thereby creating, from our perspective, fixed-rate long-term debt.

We have long-term debt, including amounts due within one year, with fixed and floating interest rates. The tables below provide information on our financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the tables below present principal cash flows in Japanese yen equivalents and related weighted average interest rates by expected maturity dates. The tables do not include information on short-term borrowings because we believe that our risk exposure to changes in interest rates on short-term borrowings is not significant. For interest rate swaps, the table below presents primary notional amounts by currency and weighted average pay/receive interest rate by expected maturity date. We use notional amounts to calculate payments to be made and received under the contract. The tables present contract amounts in Japanese yen equivalents and weighted average contractual pay/receive rates by expected maturity dates.

	Long-term debt as of March 31, 2010
	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	116,410	60,210	84,060	105,010	70,000	85,000	520,690	525,921
Average interest rate	1.24%	1.22%	1.20%	1.23%	1.49%	1.71%	1.27%

Yen convertible debentures	20,000	—	—	—	99,998	20,000	139,998	161,544
Average interest rate	0.07%	—	—	—	0.08%	—	0.08%

Yen medium term notes	48,311	20,878	8,064	—	995	4,982	83,230	83,249
Average interest rate	1.21%	1.29%	1.07%	—	1.31%	1.38%	1.23%

US$ medium term notes	1,395	—	—	—	—	—	1,395	1,397
Average interest rate	1.69%	—	—	—	—	—	1.69%

Floating rate (notes and debentures):
Yen medium term notes	7,458	17,596	5,451	1,488	496	501	32,990	32,990
Average interest rate	0.54%	0.55%	0.37%	0.90%	1.35%	2.06%	0.56%

US$ medium term notes	930	2,913	463	—	—	—	4,306	4,306
Average interest rate	0.91%	0.84%	1.04%	—	—	—	0.89%

Fixed and floating rate (loans):
Loans, principally from Banks	98,672	291,940	246,565	115,461	153,575	192,951	1,099,164	1,111,387
Average interest rate	1.49%	1.44%	1.41%	1.39%	1.48%	1.86%	1.45%

Weighted average floating rates are based on contractual interest rates as of March 31, 2010.

	Long-term debt as of March 31, 2009
	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	70,520	116,401	60,200	44,050	105,050	80,000	476,221	471,789
Average interest rate	1.39%	1.29%	1.30%	1.28%	1.23%	1.74%	1.33%

Yen convertible debentures	100,000	—	—	—	—	40,000	140,000	131,470
Average interest rate	—	—	—	—	—	—	—

Yen medium term notes	73,763	23,287	9,647	498	—	4,969	112,164	110,809
Average interest rate	1.16%	1.31%	1.53%	1.37%	—	1.38%	1.24%

Floating rate (notes and debentures):
Yen medium term notes	11,259	6,690	10,048	6,182	2,978	5,922	43,079	43,079
Average interest rate	0.78%	0.78%	0.83%	0.87%	1.39%	1.33%	0.87%

US$ medium term notes	2,457	—	982	—	—	—	3,439	3,439
Average interest rate	1.33%	—	1.30%	—	—	—	1.32%

HK$ medium term notes	1,269	—	—	—	—	—	1,269	1,269
Average interest rate	2.45%	—	—	—	—	—	2.45%

Fixed and floating rate (loans):
Loans, principally from Banks	259,818	103,611	256,624	144,465	60,140	186,911	1,011,569	1,005,848
Average interest rate	1.34%	1.69%	1.68%	1.71%	1.89%	1.95%	1.71%

Weighted average floating rates are based on contractual interest rates as of March 31, 2009.

	Interest rate swaps as of March 31, 2010
	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	13,550	11,800	70,010	50,200	39,800	—	185,360	(2,839)
Average pay rate	1.37%	1.38%	1.36%	1.27%	1.14%	—	1.34%
Average receive rate	0.74%	0.74%	0.74%	0.78%	0.73%	—	0.74%

Fixed to variable	7,000	—	—	—	—	10,000	17,000	548
Average pay rate	0.38%	—	—	—	—	0.45%	0.43%
Average receive rate	1.49%	—	—	—	—	1.64%	1.60%

Variable to variable	—	3,000	—	—	15,000	3,000	21,000	460
Average pay rate	—	0.31%	—	—	0.30%	0.32%	0.30%
Average receive rate	—	1.10%	—	—	1.16%	1.01%	1.13%

Notional amounts (US$):
Variable to fixed	20,956	837	10,023	6,340	—	213	38,369	(403)
Average pay rate	2.19%	2.98%	2.95%	4.32%	—	5.20%	2.71%
Average receive rate	1.35%	1.54%	1.49%	3.13%	—	0.32%	1.56%

Fixed to variable	1,395	—	—	—	—	—	1,395	3
Average pay rate	0.64%	—	—	—	—	—	0.64%
Average receive rate	0.86%	—	—	—	—	—	0.86%

Variable to variable	—	930	—	18,608	—	—	19,538	(20)
Average pay rate	—	0.69%	—	0.72%	—	—	0.71%
Average receive rate	—	0.64%	—	0.65%	—	—	0.64%

Notional amounts (ST£):
Variable to fixed	23,473	9,289	9,288	—	—	—	42,050	(873)
Average pay rate	3.96%	4.50%	4.84%	—	—	—	4.22%
Average receive rate	0.66%	0.68%	0.61%	—	—	—	0.66%

Notional amounts (HK$):
Variable to fixed	5,837	4,393	7,200	2,081	578	—	20,089	(581)
Average pay rate	2.83%	2.25%	2.60%	1.86%	1.50%	—	2.54%
Average receive rate	0.13%	0.13%	0.13%	0.13%	0.13%	—	0.13%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2010.

	Interest rate swaps as of March 31, 2009
	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	100,648	19,650	11,800	80,000	40,000	3,000	255,098	(1,678)
Average pay rate	1.18%	1.37%	1.41%	1.39%	1.25%	1.00%	1.30%
Average receive rate	0.90%	0.94%	0.95%	0.95%	0.95%	1.00%	0.93%

Fixed to variable	12,002	7,000	1,000	1,000	—	14,000	35,002	338
Average pay rate	2.29%	0.72%	0.74%	0.74%	—	0.75%	1.20%
Average receive rate	1.72%	1.57%	1.69%	1.70%	—	1.75%	1.69%

Variable to variable	—	2,000	3,000	—	—	18,000	23,000	(16)
Average pay rate	—	0.65%	0.65%	—	—	0.63%	0.64%
Average receive rate	—	1.28%	1.30%	—	—	1.33%	1.30%

Notional amounts (US$):
Variable to fixed	2,456	1,817	—	—	—	—	4,273	(87)
Average pay rate	4.41%	3.49%	—	—	—	—	4.13%
Average receive rate	0.89%	0.52%	—	—	—	—	0.78%

Fixed to variable	1,965	—	—	—	—	—	1,965	—
Average pay rate	1.48%	—	—	—	—	—	1.48%
Average receive rate	1.52%	—	—	—	—	—	1.52%

Variable to variable	—	—	982	—	—	—	982	(22)
Average pay rate	—	—	1.02%	—	—	—	1.02%
Average receive rate	—	—	0.00%	—	—	—	0.00%

Notional amounts (ST£):
Variable to fixed	37,701	21,178	6,765	—	—	—	65,644	(2,020)
Average pay rate	5.00%	5.05%	4.79%	—	—	—	5.00%
Average receive rate	2.45%	2.83%	3.72%	—	—	—	2.64%

Notional amounts (HK$):
Variable to fixed	3,801	6,398	1,647	4,092	2,281	—	18,219	(791)
Average pay rate	3.67%	3.64%	3.15%	3.52%	1.96%	—	3.48%
Average receive rate	0.87%	0.88%	0.86%	0.87%	0.84%	—	0.87%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2009.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements in this section include, but are not limited to, ability of counterparties to the financial instruments to perform contractual obligations, the general economic condition in the markets where financial assets we hold are traded, and the volatility of the market prices of securities, interest rates and foreign currency exchange rates. In addition, see “Item 3. Key Information — Risk Factors” for other examples of factors that could cause actual results to differ materially from those projected or implied.

Item 12.	Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

(a)	Depositing or substituting the underlying shares

Any person depositing shares of our common stock or to whom our ADSs are issued upon the deposit of such shares, is required to pay a fee not in excess of $5 per 100 ADSs (or fraction thereof) to the depositary.

(b)	Receiving or distributing dividends

A holder of our ADSs is required to pay a fee not in excess of $5 for each 100 ADSs (or fraction thereof) to the depositary for the distribution of stock dividends or other free stock distributions or upon exercise of the rights to purchase additional ADSs.

(c)	Selling or exercising rights

A holder of our ADSs is required to pay a fee not in excess of $5 for each 100 ADSs (or fraction thereof) to the depositary upon the distribution or sale of such ADSs.

(d)	Withdrawing an underlying security

A holder of our ADSs is required to pay a fee not in excess of $5 for each 100 ADSs (or fraction thereof) to the depositary upon the withdrawal of securities deposited in our ADR facility.

(e)	Transferring, splitting or grouping receipts

Not applicable.

(f)	General depositary services, particularly those charged on an annual basis

A holder of our ADSs is required to pay a fee not in excess of $5 for each 100 ADSs (or fraction thereof) to the depositary on the applicable record date established by the depositary.

(g)	Expenses of the depositary

In addition to the above fees, a holder or beneficial owner of our ADSs, persons depositing shares of our common stock into our ADR facility and persons surrendering ADSs for cancellation and for the purpose of withdrawing shares of our common stock deposited into our ADR facility are responsible for the following charges:

(i)	taxes (including applicable interest and penalties) and other governmental charges;

(ii)	such registration fees as may from time to time be in effect for the registration of shares of our common stock or other securities deposited into our ADR facility on the share register and application to transfers of shares of our common stock or other securities deposited into our ADR facility to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in our deposit agreement with the depositary to be at the expense of the person depositing or withdrawing shares of our common stock or holders or beneficial owners of our ADSs;

(iv)	the expenses and charges incurred by the depositary in the conversion of foreign currency;

(v)	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares of our common stock, other securities deposited into our ADR facility, ADSs or ADRs; and

(vi)	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of securities deposited into our ADR facility.

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of, and/or reimburse us for, certain expenses incurred by us in respect of our ADR program established pursuant to the depositary agreement upon such terms and conditions as we and the depositary may agree from time to time. Furthermore, we shall pay to the depositary such fees and charges and reimburse the depositary for such out-of-pocket expenses as we and the depositary may agree from time to time.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We, under the supervision and with the participation of our management, including our President, who is our principal executive officer, and our principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of March 31, 2010. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our President and our principal financial officer concluded that our disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) of the Securities Exchange Act of 1934 and to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to us and our consolidated subsidiaries, is accumulated and communicated to our management, including our President and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management including our President and our principal financial officer concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management concluded that, as of March 31, 2010, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting, which is included in “Item 17. Financial Statements.”

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Tadamichi Sakiyama qualifies as an “audit committee financial expert” within the meaning of the rules of the SEC. Mr. Sakiyama fulfills the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, which are applicable to members of a non-U.S. listed company’s audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual.

Item 16B.	Code of Ethics

We have a code of ethics which applies to our Directors, Executive Officers, corporate officers and other executives which include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, or the Covered Individuals, although not within the strict meaning of the current rules of the SEC. We believe that our code of ethics consists of written standards that are reasonably designed to deter wrongdoing and to promote, among other things, (i) honest and ethical conduct of the Covered Individuals, including the ethical handling of conflicts of interest between personal and professional relationships, (ii) full compliance by the Covered Individuals with applicable laws, rules and regulations, including securities-related laws, (iii) the taking of remedial and preventative actions by the Covered Individuals with respect to occurrences or likely occurrences of violations of laws, rules or regulations of which the Covered Individuals become aware, and (iv) accountability for violations of such laws, rules and regulations, including for violations by the Covered Individuals. We believe that this code of ethics, in conjunction with our other bylaws and customary practice, performs a function similar to that of a code of ethics within the meaning of the rules of the SEC. We continue to seek ways in which we can further promote ethical conduct by our Covered Individuals, including by considering ways in which to improve our code of ethics for such individuals.

Item 16C.	Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following table shows fees for audit and other services rendered by our principal accountant for the years ended March 31, 2009 and 2010.

	Year ended March 31,
	2009	2010
	(Millions of yen)
Audit Fees	4,686	4,831
Audit-Related Fees	59	51
Tax Fees	116	199
All Other Fees	0	18

Total	4,861	5,099

Notes:

(1)	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

(2)	Ernst & Young ShinNihon LLC served as our principal accountant for the years ended March 31, 2009 and 2010.

Audit Committee Pre-approval Policies and Procedures

In compliance with applicable U.S. law and regulations, our Audit Committee has established a policy and procedures regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm to ensure that the auditors will be independent of management.

Under the policy and procedures, audit and permissible non-audit services to be provided to us and our subsidiaries by the independent registered public accounting firm are required to be pre-approved by either the Audit Committee or an Audit Committee member to whom it has delegated authority. Audit services provided to us are required to be pre-approved by the Audit Committee. The designated Audit Committee member must report the pre-approval decisions to the Audit Committee meeting held after the decisions.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate Japanese Yen value that may yet be purchased under the plans or programs.

We currently do not have any publicly announced repurchase plans or programs. The purchases shown below include the purchase of less-than-one-unit shares from less-than-one-unit shareholders pursuant to the Companies Act. They also include the purchase of shares pursuant to the Companies Act from shareholders who dissented from our merger with Hitachi Communication Technologies, Ltd., our consolidated subsidiary.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (Shares)	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (Shares)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (Shares)
April 1, 2009 - April 30, 2009	63,939	308.09	—	—
May 1, 2009 - May 31, 2009	35,456	341.08	—	—
June 1, 2009 - June 30, 2009	44,514	315.67	—	—
July 1, 2009 - July 31, 2009	24,218	289.47	—	—
August 1, 2009 - August 31, 2009	57,697	312.21	—	—
September 1, 2009 - September 30, 2009	19,947	316.78	—	—
October 1, 2009 - October 31, 2009	18,514	289.68	—	—
November 1, 2009 - November 30, 2009	14,591	283.27	—	—
December 1, 2009 - December 31, 2009	22,206	249.14	—	—
January 1, 2010 - January 31, 2010	20,887	296.52	—	—
February 1, 2010 - February 28, 2010	26,317	305.86	—	—
March 1, 2010 - March 31, 2010	27,739	313.75	—	—

Total	376,025	306.26	—	—

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our ADSs are listed on the NYSE. We are therefore required to comply with certain of the NYSE’s corporate governance listing standards or the NYSE Standards, which were approved by the SEC in November 2003. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE Standards. Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of NYSE’s Listed Company Manual, a brief, general summary of those differences is provided as follows.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Our Board of Directors consists of twelve members, five of whom are “outside directors,” as defined under the Companies Act. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Neither the Companies Act nor our articles of incorporation require our non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. Our nominating committee, audit committee and compensation committee are composed of a majority of outside directors in accordance with the Companies Act, while our audit committee complies with the NYSE Standards.

Miscellaneous

In addition to the above differences, we are not required: to make our nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE’s requirements; to acquire shareholder approval of equity compensation plans in certain cases, such as issuing stock acquisition rights as stock options without “specially favorable” conditions; to make publicly available one or more documents which purport to summarize all aspects of our corporate governance guidelines; or to adopt a code of business conduct and ethics for our directors, officers and employees that would comply fully with the NYSE’s requirements.

PART III

Item 17.	Financial Statements

Refer to the consolidated financial statements contained in this annual report on Form 20-F.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

We have filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 23, 2009 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on May 18, 2009 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on April 1, 2009 (English Translation)

(incorporated by reference to Exhibit 1.3 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on June 20, 2008 (file no. 001-08320))

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of our long-term debt securities or that of our subsidiaries, authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hitachi, Ltd.
(Registrant)

Date: June 29, 2010	By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 23, 2009 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on May 18, 2009 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on April 1, 2009 (English Translation)

(incorporated by reference to Exhibit 1.3 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on June 20, 2008 (file no. 001-08320))

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

PART III

ITEM 17.	FINANCIAL STATEMENTS

Page Number
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements of Hitachi, Ltd. and Subsidiaries:

Consolidated Balance Sheets as of March 31, 2010 and 2009	F-5

Consolidated Statements of Operations for the years ended March 31, 2010, 2009 and 2008	F-7

Consolidated Statements of Equity for the years ended March 31, 2010, 2009 and 2008	F-8

Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2009 and 2008	F-11

Notes to Consolidated Financial Statements	F-13

Schedule:

Schedule II Valuation and Qualifying Accounts for the years ended March 31, 2010, 2009 and 2008	F-101

All other schedules are omitted as permitted by the rules and regulations of the SEC, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

*******************************************************************************

Page Number
Consolidated Financial Statements of Renesas Technology Corp. and Subsidiaries	A-1

Report of Independent Auditors	A-39

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Renesas Technology Corp., an equity method affiliate of the Company that is known as Renesas Electronics Corporation as of April 1, 2010. The consolidated financial statements of Renesas Technology Corp. contained herein, which are as of March 31, 2010 and 2009 and for each of the three years in the period ended March 31, 2010, have been prepared in accordance with accounting principles generally accepted in Japan. Reconciliation to net income in accordance with accounting principles generally accepted in the United States is presented in Note 25 to the consolidated financial statements of Renesas Technology Corp. The Company’s equity in the income (loss) before income taxes of Renesas Technology Corp. exceeded 30% of such income (loss) of the Company and its subsidiaries for the year ended March 31, 2010, while such percentages for the years ended March 31, 2009 and 2008 were between 20% and 30%, and less than 20%, respectively. The Company’s investments in and advances to Renesas Technology Corp. did not exceed 20% of the total assets of the Company and its subsidiaries as of March 31, 2010, 2009 or 2008. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 17 of Form 20-F, only the consolidated financial statements of Renesas Technology Corp. as of and for the years ended March 31, 2010 and 2009 have been audited in accordance with auditing standards generally accepted in the United States.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended March 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our report dated June 23, 2009, we expressed an opinion that, except for the omission of segment reporting information, the consolidated financial statements as of March 31, 2009 and 2008 and for each of the three years in the period ended March 31, 2009 presented fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Hitachi, Ltd. and subsidiaries, in conformity with U.S. generally accepted accounting principles. As described in Note 2 (y), during the year ended March 31, 2010, the Company adopted Accounting Standards Codification (ASC) 280, “Segment Reporting” and revised the disclosures in its consolidated financial statements as of March 31, 2009 and for the year then ended to conform with U.S. generally accepted accounting principles. Accordingly, our present opinion on the consolidated financial statements as of March 31, 2009 and for the year then ended, as presented herein, is unqualified rather than qualified.

The Company’s consolidated financial statements as of March 31, 2008 and for the year then ended do not disclose segment reporting information required by ASC 280. In our opinion, disclosure of segment reporting information is required by U.S. generally accepted accounting principles.

In our opinion, except for the omission of segment reporting information discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 (ac), the Company adopted new accounting guidance for noncontrolling interests in a subsidiary as prescribed in ASC 810 on April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hitachi, Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited Hitachi, Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hitachi, Ltd. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hitachi, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended March 31, 2010, and our report dated June 29, 2010 stated that, except for the omission of segment reporting information required by Accounting Standards Codification 280, “Segment Reporting” as of March 31, 2008 and for the year then ended, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2010

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2009

	Yen (millions)
	2010	2009
Assets
Current assets:
Cash and cash equivalents	577,584	807,926
Short-term investments (note 3)	53,575	8,654

Trade receivables:
Notes (notes 6 and 17)	105,605	106,063
Accounts (note 6)	2,180,357	2,073,701
Allowance for doubtful receivables	(43,470)	(46,486)

Net trade receivables	2,242,492	2,133,278

Investments in leases (notes 5 and 6)	194,108	170,340
Inventories (note 4)	1,222,077	1,456,271
Prepaid expenses and other current assets (note 8)	485,361	488,930

Total current assets	4,775,197	5,065,399

Investments and advances, including affiliated companies (note 3)	712,993	693,487
Property, plant and equipment (note 5):
Land	471,123	464,935
Buildings	1,931,104	1,915,992
Machinery and equipment	5,554,953	5,640,623
Construction in progress	62,717	86,842

	8,019,897	8,108,392
Less accumulated depreciation	5,800,093	5,714,446

Net property, plant and equipment	2,219,804	2,393,946

Intangible assets:
Goodwill (note 7)	190,254	134,430
Other intangible assets (note 7)	315,094	320,665

Total intangible assets	505,348	455,095

Other assets (notes 5, 8 and 10)	738,420	795,782

Total assets	8,951,762	9,403,709

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

March 31, 2010 and 2009

	Yen (millions)
	2010	2009
Liabilities and Equity
Current liabilities:
Short-term debt (note 9)	451,451	998,822
Current portion of long-term debt (notes 5 and 9)	303,730	531,635

Trade payables:
Notes	25,737	39,811
Accounts	1,229,546	1,138,770
Accrued expenses (notes 10 and 17)	919,849	878,454
Income taxes (note 8)	50,446	24,689
Advances received	385,199	386,519
Other current liabilities (note 8)	565,245	623,204

Total current liabilities	3,931,203	4,621,904

Long-term debt (notes 5 and 9)	1,611,962	1,289,652
Retirement and severance benefits (note 10)	905,183	1,049,597
Other liabilities (note 8)	235,569	263,204

Total liabilities	6,683,917	7,224,357

Equity:
Common stock 4,518,132,365 and 3,368,126,056 shares issued as of March 31, 2010 and 2009, respectively (notes 9 and 11)	408,810	282,033
Capital surplus (notes 11 and 12)	620,577	560,066
Legal reserve and retained earnings (note 13)	713,479	820,440
Accumulated other comprehensive loss (note 15)	(432,057)	(586,351)
Treasury stock, at cost (note 14)	(26,151)	(26,237)

Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,049,951

Noncontrolling interests	983,187	1,129,401

Total equity	2,267,845	2,179,352

Commitments and contingencies (note 17)
Total liabilities and equity	8,951,762	9,403,709

See accompanying notes to consolidated financial statements.

F-6

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Revenues:
Product sales	8,044,971	9,076,913	10,262,690
Financial and other services	923,575	923,456	964,045

Total revenues	8,968,546	10,000,369	11,226,735
Cost of sales:
Product sales	(6,185,937)	(7,153,228)	(8,080,728)
Financial and other services	(663,318)	(662,952)	(696,929)

Total cost of sales	(6,849,255)	(7,816,180)	(8,777,657)
Selling, general and administrative expenses	(1,917,132)	(2,057,043)	(2,103,562)

Impairment losses for long-lived assets (note 18)	(25,196)	(128,400)	(87,549)
Restructuring charges (note 19)	(25,154)	(22,927)	(18,110)
Interest income	12,017	19,177	31,501
Dividends income	5,799	8,544	6,031
Gains on sales of stock by subsidiaries or affiliated companies (note 21)	183	360	3,846
Other income (note 20)	186	5,203	101,169
Interest charges	(26,252)	(33,809)	(42,448)
Other deductions (note 20)	(21,976)	(102,960)	(37,760)
Equity in net earnings (loss) of affiliated companies	(58,186)	(162,205)	22,586

Income (loss) before income taxes	63,580	(289,871)	324,782

Income taxes (note 8)	(147,971)	(505,249)	(272,163)

Net income (loss)	(84,391)	(795,120)	52,619

Less net income (loss) attributable to noncontrolling interests	22,570	(7,783)	110,744

Net loss attributable to Hitachi, Ltd.	(106,961)	(787,337)	(58,125)

	Yen
Net loss attributable to Hitachi, Ltd. stockholders per share (note 22):
Basic	(29.20)	(236.86)	(17.48)
Diluted	(29.20)	(236.87)	(17.77)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Common stock (notes 9 and 11):
Balance at beginning of year	282,033	282,033	282,033
Change in common stock:
Issuance of common stock	126,776	—	—
Conversion of convertible bonds	1	—	—

Total change in common stock	126,777	—	—

Balance at end of year	408,810	282,033	282,033

Capital surplus (notes 9, 11 and 12):
Balance at beginning of year	560,066	555,410	560,796
Change in capital surplus:
Issuance of common stock	125,644	—	—
Conversion of convertible bonds	1	—	—
Equity transactions and other	(64,998)	4,843	(5,457)
Sales of treasury stock	(136)	(187)	71

Total change in capital surplus	60,511	4,656	(5,386)

Balance at end of year	620,577	560,066	555,410

Legal reserve and retained earnings (note 13):
Balance at beginning of year	820,440	1,626,497	1,713,757
Change in legal reserve and retained earnings:
Equity transactions and other	—	1,224	(9,186)
Net loss	(106,961)	(787,337)	(58,125)
Dividends to Hitachi, Ltd. stockholders	—	(19,944)	(19,949)

Total change in legal reserve and retained earnings	(106,961)	(806,057)	(87,260)

Balance at end of year	713,479	820,440	1,626,497

Accumulated other comprehensive loss (note 15):
Balance at beginning of year	(586,351)	(267,198)	(88,450)
Change in accumulated other comprehensive loss:
Equity transactions and other	(14,132)	785	376
Other comprehensive income (loss), net of reclassification adjustments	168,426	(319,938)	(179,124)

Total change in accumulated other comprehensive loss	154,294	(319,153)	(178,748)

Balance at end of year	(432,057)	(586,351)	(267,198)

Treasury stock, at cost (note 14):
Balance at beginning of year	(26,237)	(26,130)	(25,339)
Change in treasury stock, at cost:
Acquisition of treasury stock	(115)	(858)	(1,145)
Sales of treasury stock	201	751	354

Total change in treasury stock, at cost	86	(107)	(791)

Balance at end of year	(26,151)	(26,237)	(26,130)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Equity (continued)

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Total Hitachi, Ltd. stockholders’ equity:
Balance at beginning of year	1,049,951	2,170,612	2,442,797
Change in total Hitachi, Ltd. stockholders’ equity:
Issuance of common stock	252,420	—	—
Conversion of convertible bonds	2	—	—
Equity transactions and other	(79,130)	6,852	(14,267)
Net loss	(106,961)	(787,337)	(58,125)
Other comprehensive income (loss), net of reclassification adjustments	168,426	(319,938)	(179,124)
Dividends to Hitachi, Ltd. stockholders	—	(19,944)	(19,949)
Acquisition of treasury stock	(115)	(858)	(1,145)
Sales of treasury stock	65	564	425

Total change in total Hitachi, Ltd. stockholders’ equity	234,707	(1,120,661)	(272,185)

Balance at end of year	1,284,658	1,049,951	2,170,612

Noncontrolling interests (note 12):
Balance at beginning of year	1,129,401	1,142,508	1,073,749
Change in noncontrolling interests:
Equity transactions and other	(174,675)	90,750	25,158
Net income (loss)	22,570	(7,783)	110,744
Other comprehensive income (loss), net of reclassification adjustments	30,509	(67,668)	(41,356)
Dividends to noncontrolling interests	(24,618)	(28,406)	(25,787)

Total change in noncontrolling interests	(146,214)	(13,107)	68,759

Balance at end of year	983,187	1,129,401	1,142,508

Total equity:
Balance at beginning of year	2,179,352	3,313,120	3,516,546
Change in total equity:
Issuance of common stock	252,420	—	—
Conversion of convertible bonds	2	—	—
Equity transactions and other	(253,805)	97,602	10,891
Net income (loss)	(84,391)	(795,120)	52,619
Other comprehensive income (loss), net of reclassification adjustments	198,935	(387,606)	(220,480)
Dividends to Hitachi, Ltd. stockholders	—	(19,944)	(19,949)
Dividends to noncontrolling interests	(24,618)	(28,406)	(25,787)
Acquisition of treasury stock	(115)	(858)	(1,145)
Sales of treasury stock	65	564	425

Total change in total equity	88,493	(1,133,768)	(203,426)

Balance at end of year	2,267,845	2,179,352	3,313,120

See accompanying notes to consolidated financial statements.

F-9

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Equity (continued)

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008

Comprehensive income (loss) attributable to Hitachi, Ltd. (note 15):
Net loss attributable to Hitachi, Ltd.	(106,961)	(787,337)	(58,125)
Other comprehensive income (loss) attributable to Hitachi, Ltd. arising during the year:
Foreign currency translation adjustments	4,289	(110,899)	(48,605)
Pension liability adjustments	141,761	(184,153)	(74,758)
Net unrealized holding gain (loss) on available-for-sale securities	23,209	(22,855)	(55,310)
Cash flow hedges	(833)	(2,031)	(451)

Total other comprehensive income (loss) attributable to Hitachi, Ltd. arising during the year	168,426	(319,938)	(179,124)

Comprehensive income (loss) attributable to Hitachi, Ltd.	61,465	(1,107,275)	(237,249)

Comprehensive income (loss) attributable to noncontrolling interests (note 15):
Net income (loss) attributable to noncontrolling interests	22,570	(7,783)	110,744
Other comprehensive income (loss) attributable to noncontrolling interests arising during the year:
Foreign currency translation adjustments	2,618	(33,671)	(17,565)
Pension liability adjustments	22,262	(28,942)	(16,911)
Net unrealized holding gain (loss) on available-for-sale securities	5,467	(3,502)	(7,005)
Cash flow hedges	162	(1,553)	125

Total other comprehensive income (loss) attributable to noncontrolling interests arising during the year	30,509	(67,668)	(41,356)

Comprehensive income (loss) attributable to noncontrolling interests	53,079	(75,451)	69,388

Total comprehensive income (loss) (note 15):
Net income (loss)	(84,391)	(795,120)	52,619
Other comprehensive income (loss) arising during the year:
Foreign currency translation adjustments	6,907	(144,570)	(66,170)
Pension liability adjustments	164,023	(213,095)	(91,669)
Net unrealized holding gain (loss) on available-for-sale securities	28,676	(26,357)	(62,315)
Cash flow hedges	(671)	(3,584)	(326)

Total other comprehensive income (loss) arising during the year	198,935	(387,606)	(220,480)

Total comprehensive income (loss)	114,544	(1,182,726)	(167,861)

See accompanying notes to consolidated financial statements.

F-10

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Cash flows from operating activities (note 24):
Net income (loss)	(84,391)	(795,120)	52,619
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	441,697	478,759	541,470
Amortization	116,065	178,164	146,136
Impairment losses for long-lived assets	25,196	128,400	87,549
Deferred income taxes	60,440	403,968	84,587
Equity in net (earnings) loss of affiliated companies	58,186	162,205	(22,586)
Gain on sale of investments in securities and other	(6,061)	(1,353)	(94,798)
Impairment of investments in securities	9,585	45,016	14,411
Loss on disposal of rental assets and other property	22,670	24,483	13,424
(Increase) decrease in receivables	(138,785)	342,008	47,843
(Increase) decrease in inventories	205,848	(57,206)	(107,546)
(Increase) decrease in prepaid expenses and other current assets	8,687	12,772	(32,763)
Increase (decrease) in payables	62,295	(359,230)	42,453
Increase (decrease) in accrued expenses and retirement and severance benefits	69,724	(27,050)	(38,303)
Increase (decrease) in accrued income taxes	17,249	(76,343)	12,841
Increase (decrease) in other liabilities	(83,519)	39,711	61,041
Net change in inventory-related receivables from financial services	(17,935)	2,117	(11,392)
Other	31,348	57,646	(5,149)

Net cash provided by operating activities	798,299	558,947	791,837

Cash flows from investing activities (note 24):
Capital expenditures	(286,259)	(422,109)	(474,344)
Purchase of intangible assets	(85,092)	(107,949)	(94,327)
Purchase of tangible assets and software to be leased	(271,341)	(357,079)	(425,384)
Proceeds from disposal of property, plant and equipment	20,821	13,110	36,834
Proceeds from disposal of tangible assets and software to be leased	22,672	33,401	26,233
Collection of investments in leases	172,327	234,984	311,321
Purchase of investments in securities and shares of newly consolidated subsidiaries	(156,989)	(60,337)	(275,140)
Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation	27,410	112,771	104,878
Advance received for sale of investment in affiliated company	—	—	43,155
Other	25,856	3,200	57,458

Net cash used in investing activities	(530,595)	(550,008)	(689,316)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
Cash flows from financing activities (note 24):
Increase (decrease) in short-term debt, net	(551,044)	314,899	(200,018)
Proceeds from long-term debt	656,768	467,341	404,190
Payments on long-term debt	(565,212)	(441,550)	(381,069)
Proceeds from issuance of common stock	252,420	—	—
Proceeds from sale of common stock by subsidiaries	504	900	42,307
Dividends paid to Hitachi, Ltd. stockholders	(134)	(19,826)	(19,889)
Dividends paid to noncontrolling interests	(24,852)	(28,406)	(25,787)
Acquisition of common stock for treasury	(115)	(841)	(1,145)
Proceeds from sales of treasury stock	65	564	425
Purchase of shares of consolidated subsidiaries from noncontrolling interest holders	(261,113)	—	(19,422)
Proceeds from sale of shares of consolidated subsidiaries to noncontrolling interest holders	1,886	—	71,120
Other	(11,517)	(8,693)	(4,570)

Net cash provided by (used in) financing activities	(502,344)	284,388	(133,858)

Effect of exchange rate changes on cash and cash equivalents	4,298	(46,361)	(25,569)

Net increase (decrease) in cash and cash equivalents	(230,342)	246,966	(56,906)
Cash and cash equivalents at beginning of year	807,926	560,960	617,866

Cash and cash equivalents at end of year	577,584	807,926	560,960

See accompanying notes to consolidated financial statements.

F-12

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, power systems, social infrastructure and industrial systems, electronic systems and equipment, construction machinery, high functional materials and components, automotive systems, components and devices, digital media and consumer products, financial services, and others including logistics services.

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

(b)	Accounting Standards Codification issued by the FASB

The Company adopted the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (the FASB) during the year ended March 31, 2010. The ASC is established as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rules and interpretive releases of the United States Securities and Exchange Commission (the SEC) under authority of federal securities laws are also sources of authoritative accounting principles generally accepted in the United States for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (ASUs). ASUs will not be authoritative. Instead, they will only serve to update the ASC. These changes and the ASC itself do not change accounting principles generally accepted in the United States. Other than the manner in which accounting guidance is referenced, the adoption of these changes had no effect on the Company’s consolidated financial statements.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in ASC 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from March 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

F-13	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of three months or less when purchased to be cash equivalents.

(e)	Allowance for Doubtful Receivables

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

(f)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with ASC 830, “Foreign Currency Matters.” Under this guidance, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and included in accumulated other comprehensive loss.

(g)	Investments in Securities and Affiliated Companies

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

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive loss.

On a continuous basis, but no less frequently than at the end of each quarter period, the Company evaluates available-for-sale securities, held-to-maturity securities and cost-method investments for possible impairment. If the fair value of any available-for-sale security, held-to-maturity security or cost-method investment is less than the cost basis or the amortized cost basis, the Company assesses whether the impairment is temporary or other-than-temporary. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment, the Company estimates the fair value of such investments.

F-14	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Factors considered in determining whether an impairment of an equity security classified as available-for-sale or a cost-method investment is temporary or other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. A decline in fair value of an equity security classified as an available-for-sale security or cost-method investment below its cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. The new cost basis of the investment is not adjusted for subsequent recoveries in fair value.

Factors considered in assessing whether an impairment of a debt security classified as either available-for-sale or held-to-maturity is temporary or other-than-temporary include: whether there is intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security for any other reason. If the best estimate of the present value of cash flows expected to be collected is less than the amortized cost basis of the security, such a difference represents the credit loss component of the impairment. If an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the component of the other-than-temporary impairment related to the credit loss is recognized in earnings and the component of the other-than-temporary impairment related to other factors is recognized in accumulated other comprehensive loss. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings becomes the new amortized cost basis of the investment. That new amortized cost basis is not adjusted for subsequent recoveries in fair value. However, the new amortized cost basis is adjusted for accretion and amortization as if the debt security had been purchased on the date of the other-than temporary impairment at an amortized cost basis equal to the previous amortized cost basis less the other-than-temporary impairment recognized in earnings.

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

F-15	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(h)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under ASC 860, “Transfers and Servicing,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated. Initially recorded at the allocated carrying amount in the period of securitizations, the amount of retained interests that can contractually be prepaid or otherwise settled in such a way that the holder would not recover all of its recorded interests is subsequently recorded at fair value as of the balance sheet date in the same manner as available-for-sale securities.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

(i)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(j)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated using the declining-balance method, except for some assets which are depreciated using the straight-line method, mainly over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 15 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

F-16	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Goodwill and Other Intangible Assets

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

Software	1 to 10 years
Software for internal use	3 to 10 years
Patents	5 to 8 years
Other	2 to 20 years

(l)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with ASC 350, “Intangibles – Goodwill and Other.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with ASC 985, “Software.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s current year gross revenues to the total of current and anticipated future gross revenues or the straight-line method over the remaining estimated economic life of each software product.

(m)	Impairment of Long-lived Assets

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

F-17	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with ASC 715, “Compensation – Retirement Benefits.” Actuarial gains and losses and prior service benefit and cost included in accumulated other comprehensive loss are amortized using the straight-line method over the average remaining service period of active employees.

(o)	Environmental Liabilities

The cost for environmental remediation liabilities is accrued when it is probable that the Company will incur environmental assessments or cleanup costs and the amounts can be reasonably estimated. The cost for liabilities is estimated based on the circumstances, the available information and current law, and the liabilities are not discounted to their present values.

(p)	Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with ASC 815, “Derivatives and Hedging.” This guidance requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

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

•

“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitments and the derivatives are recorded as either earnings or other comprehensive income (loss) if the hedge is considered highly effective. Recognition as earnings or other comprehensive income (loss) is dependent on the treatment of foreign currency hedges as either fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the guidance, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge’s inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

The Company classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

F-18	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Company offers multiple solutions to meet its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue for software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE of the delivered elements, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. When the final payment is subject to customer acceptance, a portion of revenue for the amount of the final payment is deferred until an enforceable claim has become effective. Product warranties are offered on the Company’s and certain subsidiaries’ products and a warranty accrual is established when sales are recognized based on estimated future costs of repair and replacement principally using historical experience of warranty claims. Revenue from separately priced extended warranty and product maintenance contracts is deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.

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

F-19	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Product revenues which are recognized upon delivery, installation or acceptance by the customer include information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

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

The Company recognizes software revenue in accordance with the provisions of ASC 985, “Software.” Revenue from software consists primarily of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed or determinable and collectibility is reasonably assured. Revenue from a software arrangement that requires significant production, modification or customization of software is recognized using the percentage-of-completion method provided that reasonably dependable estimates related to contract revenue, cost and the extent of progress toward completion exist. Otherwise, the completed-contract method is applied. Customization of software is considered substantially completed when an acceptance by the customer occurs. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services revenues are recognized when the services are rendered.

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

(r)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

(s)	Advertising

Advertising costs are expensed as incurred.

F-20	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale or lease to others are accounted for in accordance with ASC 985, “Software.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(u)	Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions that are more likely than not to be sustained upon examination by tax authorities are recognized in the financial statements in accordance with the provisions of ASC 740. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with tax authorities. Interest accrued related to unrecognized tax benefits and penalties are included in income taxes in the consolidated statements of operations.

(v)	Sales of Stock by Subsidiaries

Prior to the adoption of the provisions regarding noncontrolling interests in a subsidiary of ASC 810, the Company elected to recognize the change in its proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary in the consolidated statements of operations.

(w)	Consumption Tax

Consumption tax collected and remitted to taxing authorities is excluded from revenues, cost of sales and expenses in the consolidated statements of operations.

(x)	Net Income Attributable to Hitachi, Ltd. stockholders Per Share

Net income attributable to Hitachi, Ltd. stockholders per share is computed in accordance with ASC 260, “Earnings Per Share.” This guidance requires a dual presentation of basic and diluted net income attributable to Hitachi, Ltd. stockholders per share amounts on the face of the statements of operations. Under this guidance, basic net income attributable to Hitachi, Ltd. stockholders per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income attributable to Hitachi, Ltd. stockholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

F-21	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(y)	Disclosures about Segments of an Enterprise and Related Information

ASC 280, “Segment Reporting,” establishes guidance about how a public business enterprise is required to report financial and descriptive information about its operating segments. This guidance defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, this guidance requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. Certain foreign private issuers (FPIs) were exempted from the segment disclosure requirements of ASC 280 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not previously presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on ASC 280. However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (FIRE) rule. The FIRE rule eliminated an instruction to the Form 20-F that is filed under the Securities Exchange Act of 1934 that permitted certain FPIs to omit segment disclosures required by ASC 280, as well as other enhancements. This aspect of the FIRE rule regarding elimination of the ability to omit segment disclosures is effective for fiscal years ended on or after December 15, 2009. As a result, the Company retrospectively adopted ASC 280 beginning April 1, 2008. The Company’s consolidated financial statements for the year ended March 31, 2008 do not disclose segment information required by ASC 280.

(z)	Guarantees

The Company recognizes, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee in accordance with ASC 460, “Guarantees.”

(aa)	Fair Value Measurement

The Company adopted ASC 820, “Fair Value Measurements and Disclosures” for all financial assets and liabilities and non-financial assets and liabilities on a recurring basis on April 1, 2008 and for non-recurring valuations of non-financial assets and non-financial liabilities on April 1, 2009. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. For the determination of fair value, the Company considers the principal or most advantageous market where the Company would transact and considers assumptions that market participants would use in pricing the asset or liability.

(ab)	Accounting Changes

The Company adopted the provisions of ASC 805, “Business Combinations,” and the provisions of ASC 810 regarding noncontrolling interests in a subsidiary on April 1, 2009. These provisions improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of ASC 805 require an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, the related provisions of ASC 810 clarify that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions resulting in changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. The adoption of the provisions of ASC 805 did not have a material effect on the Company’s consolidated financial statements upon adoption, however, the additional required disclosures are presented in note 29. The changes in equity resulting from accounting treatment in accordance with the provisions of ASC 810 are presented in note 12.

F-22	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company adopted the provisions regarding fair value measurements that are included primarily in ASC 820, “Fair Value Measurements and Disclosures,” on April 1, 2009, for non-recurring valuations of non-financial assets and non-financial liabilities, such as those used in measuring impairments of goodwill, other intangible assets, other long-lived assets and fair value measurements of non-financial assets acquired and non-financial liabilities assumed in business combinations consummated after the effective date. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 470, “Debt,” related to debt with conversion and other options on April 1, 2009. These provisions require that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The requirements must be applied retrospectively to all periods presented. For the year ended March 31, 2010, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 320, “Investment – Debts and Equity Securities,” related to recognition and presentation of other-than-temporary impairments on April 1, 2009. These provisions modify the existing model for recognition and measurement of impairment for debt securities. Under the provisions, an other-than-temporary impairment is triggered when there is intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security. Additionally, the provisions change the presentation of an other-than-temporary impairment in the statement of operations for those impairments involving credit losses when the holder does not intend to sell the security and it is not more likely than not that the holder will be required to sell the security before recovery of its amortized cost basis. The credit loss component is recognized in earnings and the remainder of the impairment is recorded in other comprehensive income (loss). For the year ended March 31, 2010, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 820 related to the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly on April 1, 2009. These provisions provide additional guidance for estimating fair value in accordance with other provisions of ASC 820 when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. The provisions also include guidance on identifying circumstances that indicate a transaction is not orderly. For the year ended March 31, 2010, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 820 which provides additional guidance, including illustrative examples, clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the listed valuation techniques that should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In addition, the guidance clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance also clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer’s liability. For the year ended March 31, 2010, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

F-23	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(ac)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

The Company adopted the provisions of ASC 810 with respect to noncontrolling interest in a subsidiary on April 1, 2009. Noncontrolling interests, which were previously referred to as minority interests and were classified between liabilities and stockholders’ equity in the consolidated balance sheets as a separate component, are included in equity. In addition, consolidated net income (loss) in the consolidated statement of operations now includes the net income (loss) attributable to noncontrolling interests. As the presentation requirements of these provisions are applied retrospectively, the presentation of the prior years’ financial statements has been reclassified in conformity with the presentation of the current year financial statements.

The Company has reclassified certain amounts on the consolidated statements of cash flows for the years ended March 31, 2009 and 2008 to conform to the March 31, 2010 presentation. Cash flows related to tangible and intangible assets have been separated into tangible assets, intangible assets and tangible assets and software to be leased. Increase (decrease) in short-term investments, which was previously presented separately, is included in investments in securities. Additionally, as a result of adopting the provisions of ASC 810, purchases and proceeds from sales of shares of subsidiaries that do not result in a change in the scope of consolidation, which were previously included in cash flows from investing activities, are included in cash flows from financing activities.

F-24	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010	2009
Investments in securities:
Available-for-sale securities
Governmental debt securities	43,840	6,510
Corporate debt securities	6,074	1,667
Other securities	3,621	301
Held-to-maturity securities	40	82
Trading securities	—	94

	53,575	8,654

Investments and advances, including affiliated companies as of March 31, 2010 and 2009 are as follows:
	Yen (millions)
	2010	2009
Investments in securities:
Available-for-sale securities
Equity securities	159,850	120,434
Governmental debt securities	316	1,459
Corporate debt securities	29,285	27,328
Other securities	10,639	9,394
Held-to-maturity securities	236	204
Cost-method investments	48,222	53,325
Investments in affiliated companies	300,956	309,429
Advances and other	163,489	171,914

	712,993	693,487

F-25	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2010 and 2009.

	Yen (millions)
	2010
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Governmental debt securities	43,839	1	—	43,840
Corporate debt securities	6,071	8	5	6,074
Other securities	3,619	2	—	3,621

	53,529	11	5	53,535

Investments and advances:
Equity securities	90,339	70,998	1,487	159,850
Governmental debt securities	305	11	—	316
Corporate debt securities	26,419	3,032	166	29,285
Other securities	10,314	392	67	10,639

	127,377	74,433	1,720	200,090

	180,906	74,444	1,725	253,625

	Yen (millions)
	2009
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Governmental debt securities	6,500	10	—	6,510
Corporate debt securities	1,692	—	25	1,667
Other securities	301	4	4	301

	8,493	14	29	8,478

Investments and advances:
Equity securities	89,965	34,800	4,331	120,434
Governmental debt securities	1,614	7	162	1,459
Corporate debt securities	26,611	1,337	620	27,328
Other securities	9,373	93	72	9,394

	127,563	36,237	5,185	158,615

	136,056	36,251	5,214	167,093

F-26	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2010 and 2009.

	Yen(millions)
	2010
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,498	2	697	3

Investments and advances:
Equity securities	3,491	532	4,718	955
Corporate debt securities	2,646	44	5,669	122
Other securities	—	—	327	67

	6,137	576	10,714	1,144

	7,635	578	11,411	1,147

	Yen(millions)
	2009
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,288	9	279	16
Other securities	—	—	—	4

	1,288	9	279	20

Investments and advances:
Equity securities	21,836	3,092	4,336	1,239
Governmental debt securities	838	162	—	—
Corporate debt securities	3,089	156	10,220	464
Other securities	995	67	27	5

	26,758	3,477	14,583	1,708

	28,046	3,486	14,862	1,728

Equity securities consist primarily of stocks issued by Japanese listed companies. Governmental debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investments funds.

F-27	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The proceeds from the sale of available-for-sale securities for the years ended March 31, 2010, 2009 and 2008 were ¥5,890 million, ¥60,063 million and ¥38,264 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2010, 2009 and 2008 were ¥1,124 million, ¥2,017 million and ¥10,137 million, respectively, while the gross realized losses on the sale of those securities for the years ended March 31, 2010, 2009 and 2008 were ¥56 million, ¥1,029 million and ¥107 million, respectively. In addition, during the year ended March 31, 2008, the Company contributed certain available-for-sale securities, with an aggregate fair value of ¥42,240 million, to a pension fund trust. Gross realized gain on the contribution for the year ended March 31, 2008 was ¥21,040 million, which has been included in other income in the accompanying consolidated statement of operations.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of March 31, 2010 are as follows:

	Yen (millions)
	Held-to-maturity	Available-for-sale	Total
Due within five years	37	12,895	12,932
Due after five years through ten years	199	5,824	6,023
Due after ten years	—	21,521	21,521

	236	40,240	40,476

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2010 and 2009 were ¥47,900 million and ¥51,197 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2010 and 2009, were ¥17,388 million and ¥13,630 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2010 and 2009 were ¥13,962 million and ¥13,452 million, respectively.

F-28	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of March 31, 2010 and 2009, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥32,621 million and ¥17,452 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2010 and 2009, equity-method goodwill included in investments in certain affiliated companies aggregated ¥38,346 million and ¥43,015 million, respectively.

Summarized financial information relating to Renesas Technology Corp. (Renesas), Casio Hitachi Mobile Communications Co., Ltd. (CHMC) and other affiliated companies accounted for by the equity method is as follows:

	Yen (millions)
	2010
	Renesas	CHMC	Others	Total
Current assets	327,687	50,535	645,257	1,023,479
Non-current assets	294,192	9,521	465,209	768,922

Total assets	621,879	60,056	1,110,466	1,792,401

Current liabilities	342,680	41,546	617,825	1,002,051
Non-current liabilities	135,603	1,014	100,779	237,396

Total liabilities	478,283	42,560	718,604	1,239,447

Equity	143,596	17,496	391,862	552,954

Stockholders’ equity	141,567	17,496
Percentage of ownership in equity investees	55.0%	49.0%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	77,862	8,573
Consolidation and reconciling adjustments:
Impairment loss	(10,881)	(4,232)
Other	2	(141)

Investments in affiliated companies	66,983	4,200	229,773	300,956

F-29	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2009
	Renesas	CHMC	Others	Total
Current assets	349,784	48,265	658,438	1,056,487
Non-current assets	342,978	12,798	454,869	810,645

Total assets	692,762	61,063	1,113,307	1,867,132

Current liabilities	349,608	56,884	610,827	1,017,319
Non-current liabilities	195,420	1,315	117,156	313,891

Total liabilities	545,028	58,199	727,983	1,331,210

Equity	147,734	2,864	385,324	535,922

Stockholders’ equity	145,344	2,864
Percentage of ownership in equity investees	55.0%	49.0%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	79,939	1,403
Consolidation and reconciling adjustments	50	35

Investments in affiliated companies	79,989	1,438	228,002	309,429

	Yen (millions)
	2010
	Renesas	CHMC	Others	Total
Revenues	599,791	99,623	1,170,893	1,870,307

Cost of sales	(555,990)	(110,381)	(1,007,203)	(1,673,574)
Selling, general and administrative expenses	(108,003)	(14,448)	(176,368)	(298,819)
Impairment losses for long-lived assets	(4,551)	—
Restructuring charges	(202)	—
Other deductions (net)	(12,603)	(12)

Loss before income taxes	(81,558)	(25,218)
Income taxes	(4,991)	(4,150)

Net loss	(86,549)	(29,368)
Less net loss attributable to noncontrolling interests	(183)	—

Net loss attributable to affiliated companies	(86,366)	(29,368)	(51,729)	(167,463)
Percentage of ownership in equity investees	55.0%	49.0%
Equity in net loss of affiliated companies, before consolidating and reconciling adjustments	(47,501)	(14,390)
Consolidation and reconciling adjustments	(96)	(1)

Equity in net earnings (loss) of affiliated companies	(47,597)	(14,391)	3,802	(58,186)

F-30	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2009
	Renesas	CHMC	Others	Total
Revenues	702,739	156,750	1,583,498	2,442,987

Cost of sales	(662,626)	(156,645)	(1,420,373)	(2,239,644)
Selling, general and administrative expenses	(134,302)	(10,363)	(187,693)	(332,358)
Impairment losses for long-lived assets	(9,627)	—
Restructuring charges	(16,872)	—
Other deductions (net)	(16,494)	(686)

Loss before income taxes	(137,182)	(10,944)
Income taxes	(82,666)	(1,517)

Net loss	(219,848)	(12,461)
Less net loss attributable to noncontrolling interests	(1,318)	—

Net loss attributable to affiliated companies	(218,530)	(12,461)	(164,437)	(395,428)
Percentage of ownership in equity investees	55.0%	49.0%
Equity in net loss of affiliated companies, before consolidating and reconciling adjustments	(120,192)	(6,106)
Consolidation and reconciling adjustments	(196)	141

Equity in net loss of affiliated companies	(120,388)	(5,965)	(35,852)	(162,205)

	Yen (millions)
	2008
	Renesas	CHMC	Others	Total
Revenues	950,518	156,571	1,709,020	2,816,109

Cost of sales	(752,090)	(143,156)	(1,442,229)	(2,337,475)
Selling, general and administrative expenses	(153,789)	(12,512)	(192,819)	(359,120)
Impairment losses for long-lived assets	(2,864)	—
Restructuring charges	(4,208)	—
Other deductions (net)	(8,047)	(1,327)

Income (loss) before income taxes	29,520	(424)
Income taxes	(19,229)	227

Net income (loss)	10,291	(197)
Less net income attributable to noncontrolling interests	23	—

Net income (loss) attributable to affiliated companies	10,268	(197)	39,588	49,659
Percentage of ownership in equity investees	55.0%	49.0%
Equity in net earnings (loss) of affiliated companies, before consolidating and reconciling adjustments	5,647	(97)
Consolidation and reconciling adjustments	(21)	—

Equity in net earnings (loss) of affiliated companies	5,626	(97)	17,057	22,586

F-31	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 1, 2003, Renesas, which focused on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the semiconductor and integrated circuits operations of the Company and Mitsubishi Electric Corporation were spun-off and contributed to a new company. Although the Company has owned 55.0% of the voting stock of Renesas since its foundation, the Company accounts for the investment under the equity method of accounting as Mitsubishi Electric Corp. has substantive participating rights under the joint venture agreement. Renesas increased its capital by ¥54,000 million and ¥71,700 million during the years ended March 31, 2009 and 2010, respectively. Renesas Electronics Corporation was established on April 1, 2010 when Renesas was combined with NEC Electronics Corporation. As a result, the Company received a 30.6% interest in Renesas Electronics Corporation and accounts for the investment under the equity method of accounting.

On April 1, 2004, CHMC, which focused on mobile phone design, production and sales, was incorporated. The Company has owned 49.0% of the voting stock of CHMC since its foundation and accounts for the investment under the equity method of accounting. CHMC increased its capital by ¥44,000 million during the year ended March 31, 2010. On June 1, 2010, CHMC was merged into NEC CASIO Mobile Communications, Ltd. Consequently, the Company received a 16.7% interest in NEC CASIO Mobile Communications, Ltd. and accounts for the investment under the cost method of accounting. NEC CASIO Mobile Communications, Ltd. plans to increase its capital by allocating new shares to shareholders other than the Company in June 2010, and as a result, the Company’s interest in NEC CASIO Mobile Communications, Ltd. will decrease to 9.3%.

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

	Yen (millions)
	2010	2009
Trade receivables	100,793	99,074
Investments in leases	16,595	15,977
Trade payables	43,248	48,168

	Yen (millions)
	2010	2009	2008
Revenues	373,889	469,629	597,942
Purchases	226,012	356,400	412,682

F-32	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Inventories

Inventories as of March 31, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2010	2009
Finished goods	505,918	617,526
Work in process	513,556	610,297
Raw materials	202,603	228,448

	1,222,077	1,456,271

(5)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2010 amounted to ¥1,948,175 million and ¥1,682,439 million, respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2010 and the future minimum lease receivables of financing leases as of March 31, 2009:

	Yen (millions)
	2010
Years ending March 31	Financing leases	Operating leases
2011	200,234	34,732
2012	152,837	21,723
2013	102,875	13,004
2014	58,533	5,790
2015	30,656	2,421
Thereafter	97,566	2,195

Total minimum payments to be received	642,701	79,865

Unguaranteed residual values	66,289
Amount representing executory costs	(46,522)
Unearned income	(44,877)
Allowance for doubtful receivables	(4,825)

Net investment in financing leases	612,766
Less current portion of net investment in financing leases, included in investments in leases	194,108

Long-term net investment in financing leases, included in other assets	418,658

F-33	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Yen (millions)
2009
Financing Leases
Total minimum payments to be received	575,350
Unguaranteed residual values	74,870
Amount representing executory costs	(32,803)
Unearned income	(41,161)
Allowance for doubtful receivables	(3,778)

Net investment in financing leases	572,478
Less current portion of net investment in financing leases, included in investments in leases	170,340

Long-term net investment in financing leases, included in other assets	402,138

The Company and certain subsidiaries lease certain buildings, manufacturing machinery and equipment used in their operations. The amount of leased assets at cost under capital leases as of March 31, 2010 and 2009 amounted to ¥39,398 million and ¥37,846 million, respectively, and accumulated depreciation as of March 31, 2010 and 2009 amounted to ¥19,440 million and ¥18,993 million, respectively. Amortization of assets under capital leases is included in depreciation expense.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2010:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2011	11,128	16,286
2012	10,117	14,748
2013	5,507	10,535
2014	3,242	8,761
2015	1,847	7,995
Thereafter	3,898	21,091

Total minimum lease payments	35,739	79,416

Amount representing executory costs	(153)
Amount representing interest	(1,667)

Present value of net minimum lease payments	33,919
Less current portion of capital lease obligations	10,554

Long-term capital lease obligations	23,365

F-34	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Securitizations

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

As of March 31, 2010 and 2009, the Company and its subsidiaries have three QSPEs with outstanding balances of transferred receivables and the total amount of their assets was ¥117,159 million and ¥164,863 million, respectively. The Company and its subsidiaries do not hold any of the voting shares issued by those QSPEs, and none of the directors of those QSPEs are executives or employees of the Company or its subsidiaries. Additionally, the QSPEs also purchase receivables from third-party customers.

F-35	(Continued)

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

Hitachi Capital Corporation and certain other financing subsidiaries sold lease receivables to SPEs that are not QSPEs. For the years ended March 31, 2010, 2009 and 2008, net gains recognized on the sale of these lease receivables amounted to ¥10,017 million, ¥13,975 million and ¥17,440 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs during the years ended March 31, 2010, 2009 and 2008:

	Yen (millions)
	2010	2009	2008
Proceeds from transfer of lease receivables	167,483	254,211	310,898
Servicing fees received	72	78	78
Purchases of delinquent or ineligible assets	(60,983)	(46,760)	(26,610)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the years ended March 31, 2010 and 2009 is as follows:

	Yen (millions)
		2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,103,804	243	1,943
Assets transferred	(491,038)

Assets held in portfolio	612,766

F-36	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
		2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,172,350	218	1,779
Assets transferred	(599,872)

Assets held in portfolio	572,478

As of March 31, 2010 and 2009, the amount of the subordinated interests measured at fair value relating to these securitizations of lease receivables was ¥77,756 million and ¥87,247 million, respectively.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of lease receivables as of March 31, 2010 and 2009 are as follows:

	2010	2009
Weighted average life (in years)	2.9	3.3
Expected credit loss	0.01-0.05%	0.00-0.03%
Discount rate	0.31-0.69%	0.80-1.16%

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions as of March 31, 2010 and 2009 is as follows:

	Yen (millions)
	2010	2009
Expected credit loss:
Impact on fair value of 10% adverse change	(282)	(234)
Impact on fair value of 20% adverse change	(563)	(468)
Discount rate:
Impact on fair value of 10% adverse change	(103)	(265)
Impact on fair value of 20% adverse change	(204)	(528)

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to QSPEs and SPEs that are not QSPEs. During the years ended March 31, 2010, 2009 and 2008, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥737,820 million, ¥884,953 million and ¥1,097,778 million, respectively, and net losses recognized on those transfers were ¥1,853 million, ¥4,245 million and ¥5,913 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

F-37	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the years ended March 31, 2010 and 2009 is as follows:

	Yen (millions)
		2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	979,148	5,414	2,809
Assets transferred	(279,245)

Assets held in portfolio	699,903

	Yen (millions)
		2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	1,003,491	11,079	5,202
Assets transferred	(269,685)

Assets held in portfolio	733,806

As of March 31, 2010 and 2009, the amount of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable was ¥45,249 million and ¥20,807 million, respectively.

A portion of these trade receivables excluding mortgage loans receivable was transferred to QSPEs. The aggregate cash received from and paid to the QSPEs for the years ended March 31, 2010 and 2009, and the outstanding balance as of March 31, 2010 and 2009, are summarized as follows:

	Yen (millions)
	2010	2009
Proceeds from transfer of trade receivables	362,147	490,647
Net loss recognized on those transfers	(616)	(993)
Outstanding balance of transferred receivables	75,654	98,214

F-38	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Hitachi Capital Corporation sold mortgage loans receivable to SPEs that are not QSPEs. For the years ended March 31, 2010, 2009 and 2008, no proceeds from the transfer of mortgage loans receivable were recorded. The subsidiary retained servicing responsibilities but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

Quantitative information about delinquencies, net credit loss, and components of mortgage loans receivable subject to transfer and other assets managed together as of and for the years ended March 31, 2010 and 2009 is as follows:

	Yen (millions)
		2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	224,449	—	12
Assets transferred	(210,834)

Assets held in portfolio	13,615

	Yen (millions)
		2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	247,058	0	69
Assets transferred	(232,553)

Assets held in portfolio	14,505

As of March 31, 2010 and 2009, the amount of the subordinated interests measured at fair value relating to securitizations of mortgage loans receivable was ¥37,661 million and ¥36,218 million respectively.

F-39	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of mortgage loans receivable as of March 31, 2010 and 2009 are as follows:

	2010	2009
Weighted average life (in years)	10.4	11.4
Expected credit loss	0.02%	0.01%
Discount rate	1.89-3.41%	1.76-2.03%
Prepayment rate	0.33%	1.00%

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions as of March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010	2009
Expected credit loss:
Impact on fair value of 10% adverse change	(162)	(126)
Impact on fair value of 20% adverse change	(323)	(253)
Discount rate:
Impact on fair value of 10% adverse change	(940)	(619)
Impact on fair value of 20% adverse change	(1,847)	(1,225)
Prepayment rate:
Impact on fair value of 10% adverse change	(318)	(402)
Impact on fair value of 20% adverse change	(625)	(756)

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

F-40	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2010, 2009 and 2008 amounted to ¥140,215 million, ¥168,911 million and ¥167,397 million, respectively, and related amortization expense during the years ended March 31, 2010, 2009 and 2008 amounted to ¥116,065 million, ¥178,164 million and ¥146,136 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the years ended March 31, 2010, 2009 and 2008 were ¥40,128 million, ¥85,841 million and ¥49,180 million, respectively.

Intangible assets other than goodwill as of March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010			2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Software	691,856	580,138	111,718	659,097	549,079	110,018
Software for internal use	473,621	343,733	129,888	445,098	311,220	133,878
Patents	106,815	87,526	19,289	103,489	75,456	28,033
Other	145,892	99,952	45,940	132,926	92,834	40,092

	1,418,184	1,111,349	306,835	1,340,610	1,028,589	312,021

Indefinite-lived intangible assets	8,259	—	8,259	8,644	—	8,644

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2011	86,805
2012	66,763
2013	47,323
2014	28,332
2015	16,521

F-41	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010
	Information & Tele- communication Systems	Construction Machinery	High Functional Materials & Components	Components & Devices	Other Reportable Segments	Total
Balance at beginning of year	35,708	4,987	56,675	9,995	27,065	134,430
Acquisition	2,938	57,649	—	182	6,210	66,979
Impairment loss	—	—	—	—	(7,285)	(7,285)
Translation adjustment and other	(1,203)	(1)	—	117	(2,783)	(3,870)

Balance at end of year	37,443	62,635	56,675	10,294	23,207	190,254

	Yen (millions)
	2009
	Information & Tele- communication Systems	High Functional Materials & Components	Automotive Systems	Components & Devices	Other Reportable Segments	Total
Balance at beginning of year	33,584	55,359	25,926	11,857	32,313	159,039
Acquisition	4,028	2,561	—	—	2,270	8,859
Impairment loss	(3)	(1,244)	(22,060)	—	(1,253)	(24,560)
Translation adjustment and other	(1,901)	(1)	(88)	(1,862)	(5,056)	(8,908)

Balance at end of year	35,708	56,675	3,778	9,995	28,274	134,430

The Company does not have any accumulated impairment losses related to the goodwill balances as of March 31, 2010 and 2009 as the Company considers goodwill that has been fully impaired to be written-off.

The main component of goodwill acquired during the year ended March 31, 2010 was related to the additional acquisition of the ownership interests in a former affiliated company, Telco Construction Equipment Co., Ltd. to make it a subsidiary.

Mainly due to a large decline in global demand for automobiles, operating profits and cash flows were lower than expected in the Automotive Systems segment for the year ended March 31, 2009. Based on that trend, the earnings forecast for the succeeding three years was revised, and as such, the Company recorded a pre-tax goodwill impairment loss of ¥22,060 million during the year ended March 31, 2009. The fair value of that reporting unit was estimated using the present value of expected future cash flows and quoted market prices. Impairment losses are included in selling, general and administrative expenses in the consolidated statements of operations.

F-42	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Income Taxes

Components of income (loss) before income taxes and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2010
	Domestic	Foreign	Total
Income (loss) before income taxes	(16,083)	79,663	63,580
Income taxes:
Current tax expense	60,428	27,103	87,531
Deferred tax expense (benefit)	63,493	(3,053)	60,440

	123,921	24,050	147,971

	Yen (millions)
	2009
	Domestic	Foreign	Total
Income (loss) before income taxes	(315,032)	25,161	(289,871)
Income taxes:
Current tax expense	75,612	25,669	101,281
Deferred tax expense	401,928	2,040	403,968

	477,540	27,709	505,249

	Yen (millions)
	2008
	Domestic	Foreign	Total
Income before income taxes	257,084	67,698	324,782
Income taxes:
Current tax expense	140,262	47,314	187,576
Deferred tax expense (benefit)	88,720	(4,133)	84,587

	228,982	43,181	272,163

F-43	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Yen (millions)
	2010	2009	2008
Continuing operations:
Current tax expense	87,531	101,281	187,576
Deferred tax benefit (exclusive of the effects of other components listed below)	(19,350)	(187,751)	(64,422)
Change in valuation allowance	79,790	591,719	149,009

	147,971	505,249	272,163
Other comprehensive income (loss), net of reclassification adjustments:
Pension liability adjustments	25,738	(53,171)	(61,538)
Net unrealized holding gain on available-for-sale securities	11,692	(14,915)	(39,318)
Cash flow hedges	720	(2,323)	205

	38,150	(70,409)	(100,651)

	186,121	434,840	171,512

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% of the national corporate tax and a combined deductible business tax and special local corporation tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the year ended March 31, 2010.

The Company and its domestic subsidiaries were subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% of the national corporate tax and a deductible business tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the years ended March 31, 2009 and 2008.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company consolidates, for Japanese tax purposes, all wholly-owned domestic subsidiaries.

F-44	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes are as follows:

	2010	2009	2008
Combined statutory income tax rate	40.6%	(40.6)%	40.6%
Equity in net (earnings) loss of affiliated companies	37.1	22.7	(2.8)
Impairment of investments in affiliated companies	9.7	1.6	0.3
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	(0.9)	(18.3)	1.7
Adjustment on sale of investments in subsidiaries and affiliated companies	(0.0)	0.5	(7.9)
Expenses not deductible for tax purposes	35.6	5.4	4.0
Impairment of goodwill	4.6	3.4	0.9
Change in valuation allowance	125.5	204.1	45.9
Difference in statutory tax rates of foreign subsidiaries	(20.8)	(4.0)	2.2
Other, net	1.3	(0.5)	(1.1)

Effective income tax rate	232.7%	174.3%	83.8%

An increase in valuation allowance for the year ended March 31, 2010 related primarily to the addition of certain previously consolidated domestic subsidiaries to the Company’s consolidated taxation group when they became wholly-owned during the year ended March 31, 2010. A valuation allowance was recorded for these subsidiaries’ deferred tax assets as the Company concluded that it was not more-likely-than-not that these deferred tax assets would be realized within the consolidated taxation group.

The Company recognized an additional valuation allowance during the year ended March 31, 2009 resulting from the reassessment of the realizability of the beginning of the year deferred tax assets mainly related to the deductible temporary differences associated with retirement benefits and net operating loss carryforwards. The Company concluded that the generation of significant taxable income of the Company and certain subsidiaries was not expected in the near future and therefore increased the valuation allowance related to the deferred tax assets associated with those entities.

An increase in valuation allowance for the year ended March 31, 2008 resulted mainly from a decline in profitability in the plasma TV business.

F-45	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2010 and 2009 are presented below:

	Yen (millions)
	2010	2009
Total gross deferred tax assets:
Retirement and severance benefits	406,838	467,356
Accrued expenses	292,644	295,334
Property, plant and equipment, due to differences in depreciation	63,534	56,522
Investment in securities	68,158	89,145
Net operating loss carryforwards	273,549	214,017
Other	226,134	279,537

	1,330,857	1,401,911
Valuation allowance	(1,076,848)	(1,067,145)

	254,009	334,766
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(27,955)	(27,172)
Tax purpose reserves regulated by Japanese tax laws	(6,961)	(7,658)
Other	(66,627)	(50,501)

	(101,543)	(85,331)

Net deferred tax asset	152,466	249,435

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with ASC 810, “Consolidation,” as of March 31, 2010 and 2009 are reflected in the accompanying consolidated balance sheets under the following captions:

	Yen (millions)
	2010	2009
Prepaid expenses and other current assets	23,090	19,164
Other assets	49,622	52,044

	72,712	71,208

Components of deferred tax assets as of March 31, 2010 and 2009 are reflected in the accompanying consolidated balance sheets under the following captions:
	Yen (millions)
	2010	2009
Prepaid expenses and other current assets	130,071	141,884
Other assets	114,113	185,268
Other current liabilities	(7,317)	(4,089)
Other liabilities	(84,401)	(73,628)

Net deferred tax asset	152,466	249,435

F-46	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2010 and 2009 were an increase of ¥9,703 million and ¥617,908 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2010.

As of March 31, 2010, the Company and various subsidiaries have operating loss carryforwards of ¥757,672 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥206,374 million expire by March 31, 2015, ¥491,844 million expire by March 31, 2020, and ¥59,454 million expire in various years thereafter or do not expire.

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

F-47	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2010	2009
Borrowings, mainly from banks	388,809	659,250
Commercial paper	46,377	325,852
Borrowings from affiliates	16,265	13,720

	451,451	998,822

The weighted average interest rate on short-term debt outstanding as of March 31, 2010 and 2009 was 0.4% and 0.6%, respectively.

The components of long-term debt as of March 31, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2010	2009
Unsecured notes and debentures:
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2010, interest 0.7% debenture	49,898	49,895
Due 2015, interest 1.56% debenture	49,987	49,984
Due 2010, interest 0.74% debenture	5,000	5,000
Due 2010–2018, interest 0.58–2.78%, issued by subsidiaries	457,726	451,293
Unsecured convertible debentures:
Series A, due 2009, zero coupon	—	50,000
Series B, due 2009, zero coupon	—	50,000
Due 2014, interest 0.1% debenture	99,998	—
Due 2016 and 2019, zero coupon, issued by a subsidiary	40,000	40,000
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2010–2024, interest 1.89–5.4%	68,841	45,081
Unsecured, maturing 2010–2026, interest 0.65–6.97%	1,030,323	966,488
Capital lease obligations	33,919	33,546

	1,915,692	1,821,287
Less current portion	303,730	531,635

	1,611,962	1,289,652

F-48	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2011 are as follows:

Years ending March 31	Yen (millions)
2012	403,230
2013	349,833
2014	225,018
2015	326,791
Thereafter	307,090

1,611,962

Short-term and long-term debt above include secured borrowings resulting mainly from the transfers of trade receivables that do not meet the criteria for a sale pursuant to ASC 860 and are accounted for as secured borrowings with pledge of collateral. The transferred assets are restricted solely to satisfy the obligation, and the pledged assets approximate the amount of such borrowings. Short-term debt above as of March 31, 2010 and 2009 includes such borrowings of ¥2,449 million and ¥10,008 million, and long-term debt above as of March 31, 2010 and 2009 includes such borrowings of ¥52,650 million and ¥36,096 million, respectively.

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

In December 2009, the Company issued ¥100,000 million convertible bonds due 2014. The bondholders are entitled to stock acquisition rights effective from January 4, 2010 to December 10, 2014. The initial conversion price is ¥317 per share. Aside from the standard antidilution provisions, the conversion price shall be reduced for a certain period before the early redemption triggered upon the occurrence of a corporate event or delisting event. The reduction of the conversion price will be based on the premium which is based on the Company’s common stock price and the effective date of the reduction. The reduced price will range from ¥238 to ¥317. When each of the closing prices of the shares of the Company’s common stock at the Tokyo Stock Exchange on 20 continuous trading days are 130% or more of the conversion price of the bonds applicable on those trading days, the Company has the option to redeem all the remaining bonds on a specified redemption date after January 3, 2013 at a rate of ¥100 per ¥100 of each bond. The Company was not required to bifurcate any of the embedded features contained in these bonds for accounting purposes.

F-49	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2007, Hitachi Metals Ltd. (the issuer), a subsidiary of the Company, issued ¥20,000 million Euroyen zero coupon convertible bonds due 2016 (the 2016 bonds) and ¥20,000 million Euroyen zero coupon convertible bonds due 2019 (the 2019 bonds) (together, “the Bonds”). In the case of the 2016 bonds, the bondholders are entitled to stock acquisition rights effective from September 27, 2007 to August 30, 2016 and the initial conversion price is ¥2,056 per share. In the case of the 2019 bonds, the bondholders are entitled to stock acquisition rights effective from September 27, 2007 to August 30, 2019 and the initial conversion price is ¥2,042 per share. The closing price of the shares on August 28, 2007, as reported by Tokyo Stock Exchange, was ¥1,344 per share. The stock acquisition rights may be exercised by the holder of the bonds during any particular calendar quarter only if the closing price of the shares for any 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price. The Bonds also contain other embedded features, none of which were required to be bifurcated, such as the issuer’s call option, the issuer’s cash-settlement option, and the investors’ put option. By giving notice to the bondholders on or after September 13, 2012 (in the case of the 2016 bonds), or on or after September 13, 2014 (in the case of the 2019 bonds), the issuer may acquire from all bondholders all of the relevant bonds under the cash-settlement option, and upon reacquiring the Bonds, the issuer is required to pay the bondholders cash equal to 100% of the principal amount and deliver common shares of the issuer with a fair value equivalent to the fair value of the stock acquisition rights. As for the put option, the bondholders are entitled, at their option, to require the issuer to redeem the Bonds at a redemption price of 100% of the principal amount on September 13, 2010 and September 13, 2013 (with respect to the 2016 bonds) and on September 13, 2011 and September 11, 2015 (with respect to the 2019 bonds).

F-50	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Retirement and Severance Benefits

(a)	Defined benefit plans

The Company and its subsidiaries have a number of contributory funded defined benefit pension plans and unfunded lump-sum payment plans to provide retirement and severance benefits to substantially all employees.

The Company and certain subsidiaries make contributions to a number of contributory funded defined benefit pension plans. The Company and certain subsidiaries adopted cash balance plans, and certain subsidiaries amended certain of their defined benefit plans to cash balance plans during the years ended March 31, 2010, 2009 and 2008.

Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

Under unfunded lump-sum payment plans, employees are entitled to lump-sum payments based on their earnings and the length of service at retirement or termination of employment for reasons other than dismissal for cause.

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2010, 2009 and 2008 consists of the following components:

	Yen (millions)
	2010	2009	2008
Service cost	71,777	72,064	71,577
Interest cost	55,352	54,701	56,079
Expected return on plan assets for the period	(33,564)	(45,804)	(44,911)
Amortization of prior service benefit	(22,005)	(21,103)	(23,627)
Recognized actuarial loss	96,399	71,857	58,326
Transfer to defined contribution pension plan	39	(1,289)	(1,611)
Curtailments gain	(227)	—	(388)
Settlements loss	603	—	—
Employees’ contributions	(164)	(489)	(346)

Net periodic benefit cost	168,210	129,937	115,099

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the year ending March 31, 2011 are as follows:

Yen (millions)
Prior service benefit	(22,315)
Actuarial loss	90,656

F-51	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation and the fair value of plan assets of the contributory funded defined benefit pension plans and the benefit obligation of unfunded lump-sum payment plans are as follows:

	Yen (millions)
	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	2,205,459	2,219,577
Service cost	71,777	72,064
Interest cost	55,352	54,701
Plan amendments	275	(2,155)
Actuarial (gain) loss	26,734	(33,410)
Benefits paid	(160,046)	(155,712)
Acquisitions and divestitures	396	90,984
Transfer to defined contribution pension plan	(996)	(28,643)
Curtailments	129	—
Settlements	(3,956)	—
Foreign currency exchange rate changes	(1,675)	(11,947)

Benefit obligation at end of year	2,193,449	2,205,459

Change in plan assets:
Fair value of plan assets at beginning of year	1,123,646	1,381,049
Actual return on plan assets	169,004	(295,345)
Employers’ contributions	100,299	106,826
Employees’ cash contributions	164	489
Benefits paid	(117,835)	(107,993)
Acquisitions and divestitures	270	49,899
Transfer to defined contribution pension plan	(954)	(1,346)
Settlements	(3,956)	—
Foreign currency exchange rate changes	(1,505)	(9,933)

Fair value of plan assets at end of year	1,269,133	1,123,646

Funded status	(924,316)	(1,081,813)

Amounts recognized in the consolidated balance sheets as of March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010	2009
Other assets	11,409	6,282
Accrued expenses	(30,542)	(38,498)
Retirement and severance benefits	(905,183)	(1,049,597)

	(924,316)	(1,081,813)

F-52	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts recognized in accumulated other comprehensive loss as of March 31, 2010 and 2009 consist of:

	Yen (millions)
	2010	2009
Prior service benefit	(153,502)	(175,964)
Actuarial loss	655,669	862,629

	502,167	686,665

The Company and all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2010	2009
Discount rate	2.5%	2.6%
Rate of compensation increase	2.6%	2.7%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Discount rate	2.6%	2.5%	2.5%
Expected long-term return on plan assets	3.0%	3.4%	3.1%
Rate of compensation increase	2.7%	2.7%	2.7%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,107,093 million as of March 31, 2010 and ¥2,104,708 million as of March 31, 2009.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Yen (millions)
	2010	2009
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	1,917,053	2,063,535
Plan assets	1,058,941	1,070,069
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,061,648	2,189,327
Plan assets	1,125,923	1,101,232

F-53	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The objective of the Company’s investment policy is to ensure a stable return from the plans’ investments over the long term, which allows the Company’s and certain subsidiaries’ pension funds to meet their future obligations, and the Company and certain subsidiaries attempt to maintain the pension funds in sound condition. In order to achieve the above objective, a target rate of return is established, taking into consideration the composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve a target rate of return, based on the expected rate of return by each asset class, the standard deviation of the rate of return and the correlation coefficient among the assets. The investments are diversified. Under the current target asset allocation, approximately 35 percent of plan assets are invested in equity securities and approximately 40 percent are invested in domestic and foreign government bonds and corporate bonds. The remaining 25 percent are invested in other assets, such as hedge funds, private equity funds and life insurance company general accounts. The Company and certain subsidiaries reduced the ratio of equity securities during the year ended March 31, 2010 in order to reduce the risks resulting from volatility in the equity markets. Rebalancing will occur if markets fluctuate in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and certain subsidiaries prioritize the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets in active markets.

Level 2

Quoted prices for similar assets in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets in markets that are not active; or, valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

F-54	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the plan assets that are measured at fair value as of March 31, 2010.

	Yen (millions)
	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Equity securities (a)	132,255	131,264	991	—
Government and municipal debt securities (b)	190,906	183,077	7,829	—
Corporate and other debt securities (c)	50,770	—	31,277	19,493
Hedge funds (d)	57,642	—	8,256	49,386
Securitization products (e)	29,262	—	—	29,262
Cash and cash equivalents	20,038	20,038	—	—
Life insurance company general accounts (f)	85,298	—	85,298	—
Commingled funds (g)	661,672	—	624,190	37,482
Other	41,290	26,857	9,511	4,922

	1,269,133	361,236	767,352	140,545

(a)	Approximately 85 percent of equity securities are invested in Japan-listed stocks. Approximately 15 percent of equity securities are invested in stocks listed overseas. Equity securities are primarily valued at quoted market prices.
(b)	Approximately 80 percent of government and municipal debt securities are invested in bonds issued in Japan and primarily consist of Japanese government bonds. Approximately 20 percent of government and municipal debt securities are invested in bonds issued in overseas markets and primarily consist of foreign government bonds. Government and municipal debt securities are primarily valued at prices provided by the securities industry, the industrial associations in each country, or prices which are calculated on the basis of market interest rates.
(c)	Approximately 30 percent of corporate and other debt securities are invested in bonds issued in Japan. Approximately 70 percent of corporate and other debt securities are invested in bonds issued in overseas markets. Corporate and other debt securities are mainly valued at prices provided by the securities industry, the industrial associations in each country, or prices which are calculated on the basis of market interest rates. If these values are not available, corporate and other debt securities are valued at theoretical prices, taking into consideration the interest rates of government bonds of the related countries, swap interest rates and credit risks.
(d)	Hedge funds are invested primarily in relative value strategy funds, event driven funds, equity long/short funds, and macroeconomic and Commodity Trading Advisor (CTA) funds. Hedge funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.
(e)	Securitization products are invested primarily in collateralized loan obligations. These investments are valued at prices provided by financial institutions. The Company corroborates the prices, taking into consideration primarily the market values of the underlying loans, the market values of similar debt securities, and the future expected default rates and recovery rates of the collateralized loans.
(f)	Life insurance company general accounts are valued at conversion value at the end of the period.

F-55	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Commingled funds represent pooled institutional investments. Approximately 35 percent of commingled funds are invested in listed stocks, 35 percent in government and municipal debt securities, 10 percent in corporate and other debt securities, and 20 percent in other assets. Commingled funds are valued at their NAV provided by the administrators of the funds, which are based on the value of the underlying assets owned by the funds, divided by the number of units outstanding.

The following table presents the reconciliation of the beginning and ending balances of Level 3 assets for the year ended March 31, 2010.

	Yen (millions)
	Beginning balance at March 31, 2009	Actual return on plan assets still held at the reporting date	Realized gain or loss on plan assets sold during the period	Purchases, sales, and settlements	Foreign currency exchange	Ending balance at March 31, 2010
Corporate and other debt securities	5,952	123	87	13,446	(115)	19,493
Hedge funds	82,161	8,574	227	(41,583)	7	49,386
Securitization products	16,097	14,496	342	(1,677)	4	29,262
Commingled funds	44,063	(6,193)	(1,056)	665	3	37,482
Other	5,987	(529)	(91)	(447)	2	4,922

	154,260	16,471	(491)	(29,596)	(99)	140,545

The Company and its subsidiaries expect to contribute ¥109,007 million to their defined benefit plans for the year ending March 31, 2011.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)

2011	136,289
2012	132,433
2013	134,119
2014	121,508
2015	125,578
2016-2020	614,921

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2010, 2009 and 2008 were ¥18,758 million, ¥18,059 million and ¥15,749 million, respectively.

F-56	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Common Stock

The Company has authorized issuance of 10 billion shares of common stock.

The number of issued shares and the amount of common stock for the years ended March 31, 2010, 2009, 2008 and 2007 are as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2009, 2008, and 2007	3,368,126,056	282,033
Issuance of common stock	1,150,000,000	126,776
Conversion of convertible debentures	6,309	1

Balance as of March 31, 2010	4,518,132,365	408,810

The issuance of common stock and the conversion of convertible debentures into common stock for the year ended March 31, 2010 were accounted for in accordance with the provisions of the Japanese Company Law by crediting one-half of the issue price or the conversion price to each of the common stock accounts and the capital surplus accounts.

(12)	Capital Surplus

The change in capital surplus includes the effect of changes in the Company’s ownership interest in its consolidated subsidiaries. The net loss attributable to Hitachi, Ltd. and transfers from (to) noncontrolling interests for the year ended March 31, 2010 is as follows:

Yen (millions)
2010
Net loss attributable to Hitachi, Ltd.	(106,961)
Transfers from (to) the noncontrolling interests Decrease in capital surplus for purchase of five listed subsidiaries’ ownership interests to convert them into wholly owned subsidiaries	(58,175)
Other	(6,823)

Net transfers from (to) noncontrolling interests	(64,998)

Change from net loss attributable to Hitachi, Ltd. and transfers from (to) noncontrolling interests	(171,959)

The purchase of five listed subsidiaries’ ownership interests is related to the purchase of the noncontrolling interests of Hitachi Information Systems, Ltd., Hitachi Software Engineering Co., Ltd., Hitachi Systems & Services, Ltd., Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd. for the purpose of converting them into wholly owned subsidiaries. As a result, Hitachi Information Systems, Ltd., Hitachi Software Engineering Co., Ltd. and Hitachi Systems & Services, Ltd. have been converted into wholly owned subsidiaries during the year ended March 31, 2010, and Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd. have been wholly owned subsidiaries since April 1, 2010. The total decrease in noncontrolling interests during the year ended March 31, 2010 resulting from these equity transactions was ¥193,880 million.

F-57	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Legal Reserve and Retained Earnings, and Dividends

The Japanese Company Law (JCL) provides that earnings in an amount equal to 10 percent of appropriations of retained earnings to be paid as dividends should be appropriated as a capital surplus or a legal reserve until the total of capital surplus and legal reserve equals 25 percent of stated common stock. In addition to transfer from capital surplus to stated common stock, either capital surplus or legal reserve may be available for dividends by resolution of the shareholders’ meeting.

Dividends during the years ended March 31, 2009 and 2008 represent dividends declared during those years. For the year ended March 31, 2010, the Company did not pay any dividends. On March 18, 2010, the Board of Directors decided not to pay a dividend for the second half of the year ended March 31, 2010.

Cash dividends per share for the years ended March 31, 2009 and 2008 were ¥3.0 and ¥6.0, respectively, based on dividends declared with respect to earnings for the periods.

(14)	Treasury Stock

The JCL allows a company to acquire treasury stock upon shareholders’ approval to the extent that sufficient distributable funds are available. If the Board of Directors’ authority is stated in the articles of incorporation, a company is allowed to acquire treasury stock not upon shareholders’ approval but Board of Directors’ approval. Acquisition of treasury stock is allowed under the Company’s articles of incorporation.

Pursuant to the provisions of the JCL, shareholders may request the company to acquire their shares representing less than a minimum trading lot as shares less than a minimum trading lot cannot be publicly traded and such a shareholder holding less than a minimum trading lot cannot exercise a voting right and other shareholder’s rights except as provided in the JCL or the articles of incorporation. The JCL also states that a shareholder holding shares less than a minimum trading lot may request the company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot if entitled under the articles of incorporation. Sale of treasury stock is allowed under the Company’s articles of incorporation.

F-58	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in treasury stock for the years ended March 31, 2010, 2009 and 2008 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2007	42,966,434	25,339
Acquisition for treasury	1,358,519	1,145
Sales of treasury stock	(597,224)	(354)

Balance as of March 31, 2008	43,727,729	26,130
Acquisition for treasury	1,500,226	858
Sales of treasury stock	(1,253,991)	(751)

Balance as of March 31, 2009	43,973,964	26,237
Acquisition for treasury	376,025	115
Sales of treasury stock	(335,738)	(201)

Balance as of March 31, 2010	44,014,251	26,151

F-59	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of equity is classified as follows:

	Yen (millions)
	2010	2009	2008
Foreign currency translation adjustments:
Balance at beginning of year	(179,737)	(69,222)	(20,906)
Other comprehensive income (loss), net of reclassification adjustments	4,289	(110,899)	(48,605)
Net transfer from (to) noncontrolling interests	(7,335)	384	289

Balance at end of year	(182,783)	(179,737)	(69,222)

Pension liability adjustments:
Balance at beginning of year	(405,082)	(221,007)	(146,329)
Other comprehensive income (loss), net of reclassification adjustments	141,761	(184,153)	(74,758)
Net transfer from (to) noncontrolling interests	(9,089)	78	80

Balance at end of year	(272,410)	(405,082)	(221,007)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	12	22,581	77,883
Other comprehensive income (loss), net of reclassification adjustments	23,209	(22,855)	(55,310)
Net transfer from (to) noncontrolling interests	2,343	286	8

Balance at end of year	25,564	12	22,581

Cash flow hedges:
Balance at beginning of year	(1,544)	450	902
Other comprehensive loss, net of reclassification adjustments	(833)	(2,031)	(451)
Net transfer from (to) noncontrolling interests	(51)	37	(1)

Balance at end of year	(2,428)	(1,544)	450

Total accumulated other comprehensive loss:
Balance at beginning of year	(586,351)	(267,198)	(88,450)
Other comprehensive income (loss), net of reclassification adjustments	168,426	(319,938)	(179,124)
Net transfer from (to) noncontrolling interests	(14,132)	785	376

Balance at end of year	(432,057)	(586,351)	(267,198)

F-60	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2010, 2009 and 2008 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments. The amounts include amounts attributable to noncontrolling interests.

	Yen (millions)
	2010
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	8,487	—	8,487
Pension liability adjustments	116,184	3,979	120,163
Net unrealized holding gain on available-for-sale securities	40,295	(11,758)	28,537
Cash flow hedges	(308)	(1,173)	(1,481)

	164,658	(8,952)	155,706
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	(1,580)	—	(1,580)
Pension liability adjustments	73,776	(29,916)	43,860
Net unrealized holding gain on available-for-sale securities	236	(97)	139
Cash flow hedges	258	552	810

	72,690	(29,461)	43,229
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	6,907	—	6,907
Pension liability adjustments	189,960	(25,937)	164,023
Net unrealized holding gain on available-for-sale securities	40,531	(11,855)	28,676
Cash flow hedges	(50)	(621)	(671)

	237,348	(38,413)	198,935

F-61	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2009
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(144,317)	—	(144,317)
Pension liability adjustments	(318,557)	73,589	(244,968)
Net unrealized holding gain on available-for-sale securities	(68,652)	26,158	(42,494)
Cash flow hedges	(6,854)	2,446	(4,408)

	(538,380)	102,193	(436,187)
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	(253)	—	(253)
Pension liability adjustments	53,186	(21,313)	31,873
Net unrealized holding gain on available-for-sale securities	27,134	(10,997)	16,137
Cash flow hedges	900	(76)	824

	80,967	(32,386)	48,581
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(144,570)	—	(144,570)
Pension liability adjustments	(265,371)	52,276	(213,095)
Net unrealized holding gain on available-for-sale securities	(41,518)	15,161	(26,357)
Cash flow hedges	(5,954)	2,370	(3,584)

	(457,413)	69,807	(387,606)

F-62	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2008
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(68,113)	—	(68,113)
Pension liability adjustments	(191,590)	78,464	(113,126)
Net unrealized holding gain on available-for-sale securities	(100,184)	40,310	(59,874)
Cash flow hedges	448	(585)	(137)

	(359,439)	118,189	(241,250)
Reclassification adjustments for realized net loss included in net income:
Foreign currency translation adjustments	1,943	—	1,943
Pension liability adjustments	35,793	(14,336)	21,457
Net unrealized holding gain on available-for-sale securities	(5,580)	3,139	(2,441)
Cash flow hedges	(233)	44	(189)

	31,923	(11,153)	20,770
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(66,170)	—	(66,170)
Pension liability adjustments	(155,797)	64,128	(91,669)
Net unrealized holding gain on available-for-sale securities	(105,764)	43,449	(62,315)
Cash flow hedges	215	(541)	(326)

	(327,516)	107,036	(220,480)

F-63	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Pledged Assets

As of March 31, 2010, the Company and certain subsidiaries pledged a portion of their assets as collateral primarily for bank loans as follows:

Yen (millions)
Cash and cash equivalents	1,780
Other current assets	1,603
Investments and advances	351
Land	3,345
Buildings	5,213
Machinery and equipment	5,951

18,243

In addition to the above, prepaid expenses and other current assets as of March 31, 2010 and 2009 include restricted cash of ¥4,168 million and ¥6,906 million, respectively, as a compensating balance for short-term borrowing arrangements.

(17)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥49,911 million as of March 31, 2010.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2010, the undiscounted maximum potential future payments under such guarantees amounted to ¥413,616 million. For providing these guarantees, the subsidiaries obtain collateral equal to the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥13,045 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

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

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2010 is as follows:

Yen (millions)
Total commitment available	358,638
Less amount utilized	4,460

Balance available	354,178

F-64	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of March 31, 2010 amounted to ¥395,787 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of March 31, 2010 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three years and two months term ends in May 2013, with financing companies. The unused availability under this agreement as of March 31, 2010 amounted to ¥100,000 million.

As of March 31, 2010, outstanding commitments for the purchase of property, plant and equipment were approximately ¥35,906 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of March 31, 2010 and 2009, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2010	2009
Notes discounted	3,497	3,877
Notes endorsed	2,538	3,807

	6,035	7,684

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of March 31, 2010, the amount of transfer of export receivables with recourse was ¥11,322 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2010, 2009 and 2008 are summarized as follows:

	Yen (millions)
	2010	2009	2008
Balance at beginning of year	60,449	73,715	82,316
Expense recognized upon issuance of warranties	20,806	34,990	38,420
Usage	(21,696)	(43,369)	(43,675)
Other, including effect of foreign currency translation	(2,602)	(4,887)	(3,346)

Balance at end of year	56,957	60,449	73,715

F-65	(Continued)

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

In September 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Hamaoka Nuclear Power Station No.5. In May 2009, Hokuriku Electric Power Company filed suit against the Company to claim for compensation for consequential losses of ¥20,200 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

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

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company has accrued the reasonably estimated amount for the fine.

In September 2007, a subsidiary and an affiliated company of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories. In July 2009, these companies received information that the Antitrust Division of the U.S. Department of Justice would terminate the investigation of this matter.

F-66	(Continued)

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

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to power transformers. In October 2009, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company paid that fine in January 2010.

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any, of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made. The actual amount of fines, surcharge payments or any other payments resulting from these legal proceedings may be different from the accrued amounts.

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

F-67	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Impairment Losses for Long-Lived Assets

For the year ended March 31, 2010, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Components & Devices segment recognized a loss of ¥18,611 million, primarily due to 1) its battery business for which the Company has recognized losses for consecutive periods and lower-than-expected future income because of a reduction of production, 2) its liquid crystal display business which was projected to have lower production because of smaller demand in the market, and 3) a part of its record media products business whose profitability has deteriorated because of severe market conditions accompanied by falling prices. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the year ended March 31, 2009, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products segment recognized a loss of ¥51,695 million primarily in its plasma TV business due to the decision to reorganize sourcing for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income. The Automotive Systems segment recognized a loss of ¥29,240 million primarily in its automotive products businesses whose profitability deteriorated because of a significant deterioration of the automotive market. The Information & Telecommunication Systems segment recognized a loss of ¥15,752 million primarily due to its semiconductor and financial institution-related businesses whose profitability deteriorated because of smaller demand in the markets. The High Functional Materials & Components segment recognized a loss of ¥12,888 million primarily in its semiconductor-related and automotive-related products businesses whose profitabilities deteriorated because of a significant deterioration in these markets. The Components & Devices segment recognized a loss of ¥12,022 million primarily due to a specific type of electronic parts that were projected to have lower production because of smaller demand in the market and a decline in the expected selling price of certain assets held for sale caused by a deterioration of the real estate market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the year ended March 31, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products segment recognized a loss of ¥63,291 million primarily due to its plasma TV business for which the Company and certain subsidiaries recognized losses for consecutive periods because of severe market competition accompanied by falling prices. These impairment losses included patents with lower-than-expected future license income. The High Functional Materials & Components segment recognized a loss of ¥7,172 million primarily due to rapid falling prices of LCD drivers for which a subsidiary supplies material for the related semiconductors. The Power Systems segment recognized a loss of ¥4,673 million primarily due to its electric power selling business whose profitability deteriorated due to rising fuel prices. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

F-68	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Yen (millions)
	2010	2009	2008
Special and one-time termination benefits	24,191	21,517	15,676
Loss on fixed assets	963	1,410	2,434

	25,154	22,927	18,110

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies, and certain subsidiaries provided one-time termination benefits due to the subsidiaries’ liquidations. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. The accrued one-time termination benefits were recognized at the time the subsidiaries communicated the plan to their employees. An analysis of the accrued special and one-time termination benefits for the years ended March 31, 2010, 2009 and 2008 is as follows:

	Yen (millions)
	2010	2009	2008
Balance at beginning of the year	7,543	8,952	44
New charges	24,191	21,517	15,676
Cash payments	(23,548)	(22,449)	(6,348)
Foreign currency exchange rate changes	(16)	(477)	(420)

Balance at end of the year	8,170	7,543	8,952

The following represents the significant restructuring activities for the year ended March 31, 2010 by reportable segment:

1.	The Automotive Systems segment restructured in order to reorganize the automotive products business, which has encountered severe deterioration in the market. The accrued special termination benefits expensed and paid during the year ended March 31, 2010 amounted to ¥7,731 million. Total restructuring charges during the year ended March 31, 2010 consisted only of special termination benefits.

2.	The High Functional Materials & Components segment restructured in order to reorganize its high-grade metal products and materials business to reduce costs and improve profitability. The accrued special termination benefits expensed during the year ended March 31, 2010 amounted to ¥4,010 million. The liabilities for special termination benefits amounting to ¥787 million as of March 31, 2010 will be paid by March 31, 2011. Total restructuring charges during the year ended March 31, 2010 amounted to ¥4,426 million.

F-69	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	The Components & Devices segment restructured in order to reorganize the liquid crystal display business, which includes several subsidiaries’ liquidations. The accrued special and one-time termination benefits expensed during the year ended March 31, 2010 amounted to ¥4,144 million. The liabilities for special and one-time termination benefits amounting to ¥3,054 million as of March 31, 2010 will be paid by March 31, 2011. Total restructuring charges during the year ended March 31, 2010 amounted to ¥4,182 million.

The following represents the significant restructuring activities for the year ended March 31, 2009 by reportable segment:

1.	The Automotive Systems segment restructured in order to reorganize the automotive products business, which encountered severe deterioration in the market. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥5,717 million. The liabilities for special termination benefits amounting to ¥3,164 million as of March 31, 2009 were paid by March 31, 2010. Total restructuring charges during the year ended March 31, 2009 consisted only of special termination benefits.

2.	The High Functional Materials & Components segment restructured in order to reorganize its high-grade metal products and materials business to reduce costs and improve profitability. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥4,069 million. The liabilities for special termination benefits amounting to ¥1,050 million as of March 31, 2009 were paid by March 31, 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥4,252 million.

3.	The Components & Devices segment restructured mainly in order to strengthen its storage business on a global basis. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥2,230 million. The liabilities for special termination benefits amounting to ¥937 million as of March 31, 2009 were paid by March 31, 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥3,286 million.

The following represents the significant restructuring activities for the year ended March 31, 2008 by reportable segment:

1.	The Components & Devices segment restructured in order to strengthen its storage business on a global basis. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥4,156 million. The liabilities for special termination benefits amounting to ¥1,711 million as of March 31, 2008 were paid by March 31, 2009. Total restructuring charges during the year ended March 31, 2008 amounted to ¥5,512 million.

2.	The Digital Media & Consumer Products segment restructured in order to reorganize the flat-panel TV business which was subject to severe market competition accompanied with falling prices. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥3,144 million. The liabilities for special termination benefits amounting to ¥856 million as of March 31, 2008 were paid by March 31, 2009. Total restructuring charges during the year ended March 31, 2008 amounted to ¥3,324 million.

F-70	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3.	The Social Infrastructure & Industrial Systems segment restructured in order to reorganize its plant construction business for reducing costs and improving profitability primarily in Japan. The accrued special termination benefits expensed during the year ended March 31, 2008 amounted to ¥2,836 million. The liabilities for special termination benefits amounting to ¥2,836 million as of March 31, 2008 were paid by March 31, 2009. Total restructuring charges during the year ended March 31, 2008 consisted only of special termination benefits.

(20)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2010, 2009 and 2008.

	Yen (millions)
	2010	2009	2008
Net gain (loss) on securities	(1,220)	(44,077)	80,129
Net loss on sale and disposal of rental assets and other property	(20,202)	(21,292)	(8,246)
Exchange gain (loss)	186	(37,259)	(28,414)

Other income for the year ended March 31, 2009 represents a gain of ¥5,203 million on the sale of a subsidiary’s mobile communication business.

The major components of net gain on securities for the year ended March 31, 2008 were related to sales of a part of the shares of Hitachi Displays, Ltd. and Hitachi-GE Nuclear Energy, Ltd. and of all of the shares of Hitachi Semiconductor Singapore Pte. Ltd.

Other income for the year ended March 31, 2008 also includes a realized gain of ¥21,040 million on a contribution of available-for-sale securities to a pension fund trust.

(21)	Sales of Stock by Subsidiaries or Affiliated Companies

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

F-71	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Net Income Attributable to Hitachi, Ltd. stockholders Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net loss attributable to Hitachi, Ltd. stockholders per share computations are as follows:

	Number of shares
	2010	2009	2008
Weighted average number of shares on which basic net loss per share is calculated	3,662,578,076	3,323,996,973	3,324,562,767
Effect of dilutive securities:
Stock options	—	—	122,257

Number of shares on which diluted net loss per share is calculated	3,662,578,076	3,323,996,973	3,324,685,024

	Yen (millions)
	2010	2009	2008
Net loss attributable to Hitachi, Ltd.	(106,961)	(787,337)	(58,125)
Effect of dilutive securities:
Subsidiaries’ stock options and other	(0)	(8)	(948)

Net loss attributable to Hitachi, Ltd. on which diluted net loss per share is calculated	(106,961)	(787,345)	(59,073)

	Yen
Net loss attributable to Hitachi, Ltd. stockholders per share:
Basic	(29.20)	(236.86)	(17.48)
Diluted	(29.20)	(236.87)	(17.77)

The net loss attributable to Hitachi, Ltd. stockholders per share computations for the years ended March 31, 2010, 2009 and 2008 exclude all convertible bonds and certain stock options because their effect would have been antidilutive.

F-72	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(23)	Supplementary Income and Expense Information

	Yen (millions)
	2010	2009	2008
Shipping and handling costs	124,019	148,145	162,526
Advertising expense	28,877	38,598	45,823
Maintenance and repairs	72,065	78,242	84,122
Rent	142,077	148,401	143,369
Research and development expense	372,470	416,517	428,171

(24)	Supplementary Cash Flow Information

	Yen (millions)
	2010	2009	2008
Cash paid during the year for:
Interest	26,706	34,443	42,468
Income taxes	61,155	177,624	174,735

Noncash investing and financial activities:
Capitalized lease assets	5,956	10,299	5,488
Conversion of convertible debentures issued by the Company	2	—	—

The proceeds from the sale of securities classified as available-for-sale disclosed in note 3 are included in proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation on the consolidated statements of cash flows.

F-73	(Continued)

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

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

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

F-74	(Continued)

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

Certain financing subsidiaries mainly finance a portion of their operations using long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to a variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with long-term debt, including medium-term notes, and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in the fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Exchange loss for the years ended March 31, 2009 and 2008 includes net gains of ¥169 million and ¥4,142 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the years ended March 31, 2009 and 2008.

Interest charges for the years ended March 31, 2009 and 2008 include net losses of ¥466 million and ¥586 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the years ended March 31, 2009 and 2008.

Cash flow hedge

Foreign currency exposure:

Changes in the fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

F-75	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Exchange gain for the years ended March 31, 2009 and 2008 includes net gains of ¥2,229 million and ¥1,591 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the years ended March 31, 2009 and 2008.

It is expected that a net gain of approximately ¥3,241 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2011.

As of March 31, 2010, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 49 months.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2009 and 2008 include net losses of ¥347 million and ¥194 million, respectively, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Interest charges for the years ended March 31, 2009 and 2008 include a net gain of ¥553 million and a net loss of ¥730 million, respectively, which represents the component of hedge ineffectiveness.

It is expected that a net loss of approximately ¥740 million recorded in AOCI related to interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2011.

The contract or notional amounts of derivative financial instruments held as of March 31, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2010	2009
Forward exchange contracts:
To sell foreign currencies	204,084	237,177
To buy foreign currencies	93,659	128,035
Cross currency swap agreements:
To sell foreign currencies	78,381	106,329
To buy foreign currencies	107,778	131,111
Interest rate swaps	354,492	406,725
Option contracts	935	7,552

F-76	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the year ended March 31, 2010:

Effective portion of derivatives designated as hedging instruments and related hedged items
Hedging instruments			Related hedged items
Derivatives	Location	Yen (millions)	Items	Location	Yen (millions)
Forward exchange contracts	Other income	5,871	Accounts receivable and accounts payable	Other income	(5,877)
Cross currency swap agreements	Interest charges	(6,368)	Long-term debt	Interest charges	6,514

		(497)			637

Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	(175)
Cross currency swap agreements	Other income	3,206
Interest rate swaps	Interest charges	580

		3,611

F-77	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the quarter ended March 31, 2009:

Effective portion of derivatives designated as hedging instruments and related hedged items

Hedging instruments			Related hedged items
Derivatives	Location	Yen (millions)	Items	Location	Yen (millions)
Forward exchange contracts	Other deductions	(6,814)	Accounts receivable and accounts payable	Other deductions	5,832
	Other deductions	(590)	Short-term investments and short-term debt	Other deductions	614
Cross currency swap agreements	Other deductions	(3,036)	Investments and advances	Other deductions	3,053
	Interest charges	(3,115)	Long-term debt	Interest charges	2,900

		(13,555)			12,399

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	227
Cross currency swap agreements	Other deductions	(2,065)
Interest rate swaps	Interest charges	(58)

		(1,896)

F-78	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Gain (loss) recognized in OCI, Effective portion of derivatives designated as hedging instruments,” “Gain (loss) reclassified from AOCI into consolidated statement of operations, Effective portion of derivatives designated as hedging instruments” and “Gain (loss) on derivatives designated as cash flow hedging instruments, Ineffective portion and amount excluded from effectiveness test” show the effect of derivative instruments for cash flow hedges on the consolidated statement of operations for the year ended March 31, 2010:

Gain (loss) recognized in OCI
Effective portion of derivatives designated as hedging instruments
Derivatives	Yen (millions)
Forward exchange contracts	1,323
Cross currency swap agreements	2,435
Interest rate swaps	(2,469)
Option contracts	639

1,928

Gain (loss) reclassified from AOCI into consolidated statement of operations
Effective portion of derivatives designated as hedging instruments
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	(1,007)
Cross currency swap agreements	Other income	(7,536)
Interest rate swaps	Interest charges	1,756
Option contracts	Other income	(634)

		(7,421)

Gain (loss) on derivatives designated as cash flow hedging instruments
Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	245
Cross currency swap agreements	Other income	(3,378)
Interest rate swaps	Interest charges	589

		(2,544)

F-79	(Continued)

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

		(3,365)

Gain (loss) on derivatives designated as cash flow hedging instruments
Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	(1,598)
Cross currency swap agreements	Other deductions	(358)
Interest rate swaps	Interest income	120

		(1,836)

F-80	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(26)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

(27)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and its subsidiaries’ market interest rates for the same contractual terms.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Investments in securities, Subordinated interests resulting from securitization and Derivatives

Refer to note 28 for the methods and assumptions used to estimate the fair values.

F-81	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2010 and 2009 are as follows:

	Yen (millions)
	2010		2009
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	53,575	53,575	8,654	8,654
Investments and advances	200,326	200,326	158,819	158,819
Derivatives (Effective Portion in Other Current Assets):
Forward exchange contracts	2,624	2,624	2,475	2,475
Cross currency swap agreements	5,357	5,357	16,297	16,297
Interest rate swaps	3	3	31	31
Option contracts	1	1	1	1
Derivatives (Ineffective Portion in Other Current Assets):
Forward exchange contracts	407	407	180	180
Cross currency swap agreements	3,268	3,268	414	414
Interest rate swaps	—	—	—	—
Option contracts	—	—	—	—
Derivatives (Effective Portion in Other Assets):
Forward exchange contracts	27	27	34	34
Cross currency swap agreements	12,070	12,070	14,358	14,358
Interest rate swaps	999	999	496	496
Option contracts	—	—	—	—
Derivatives (Ineffective Portion in Other Assets):
Forward exchange contracts	22	22	—	—
Cross currency swap agreements	2,091	2,091	5,963	5,963
Interest rate swaps	11	11	—	—
Option contracts	—	—	—	—
Subordinated interests resulting from securitization:
Other current assets	4,114	4,114	5,793	5,793
Advances and other	111,303	111,303	117,672	117,672

F-82	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2010		2009
	Carrying Amounts	Estimated fair values	Carrying amounts	Estimated fair values
Long-term debt	(1,915,692)	(1,954,713)	(1,821,287)	(1,801,249)
Derivatives (Effective Portion in Other Current Liabilities):
Forward exchange contracts	(3,480)	(3,480)	(4,669)	(4,669)
Cross currency swap agreements	(488)	(488)	(142)	(142)
Interest rate swaps	(701)	(701)	(379)	(379)
Option contracts	(6)	(6)	(37)	(37)
Derivatives (Ineffective Portion in Other Current Liabilities):
Forward exchange contracts	(721)	(721)	(619)	(619)
Cross currency swap agreements	—	—	(345)	(345)
Interest rate swaps	(142)	(142)	(466)	(466)
Option contracts	—	—	—	—
Derivatives (Effective Portion in Other Liabilities):
Forward exchange contracts	(103)	(103)	(66)	(66)
Cross currency swap agreements	(228)	(228)	(4,842)	(4,842)
Interest rate swaps	(4,076)	(4,076)	(3,135)	(3,135)
Option contracts	—	—	(5)	(5)
Derivatives (Ineffective Portion in Other Liabilities):
Forward exchange contracts	—	—	—	—
Cross currency swap agreements	(5,148)	(5,148)	(2)	(2)
Interest rate swaps	(42)	(42)	(840)	(840)
Option contracts	—	—	—	—

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments as of March 31, 2010 and 2009 totaled ¥48,222 million and ¥53,325 million, respectively.

F-83	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28)	Fair Value

ASC 820 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

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

Investments in debt and equity securities

When available, quoted market prices are used to determine the fair value of investment securities included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets, debt securities such as Japan treasury bonds and U.S. treasury bonds and exchange traded funds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds and debt securities traded over-the-counter.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as subordinated debentures and structured bonds with little market activity.

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

F-84	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of March 31, 2010 and 2009. The carrying value on the consolidated balance sheet is equal to the fair value.

	Yen (millions)
	2010
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	159,850	156,879	2,971	—
Governmental debt securities	44,156	43,989	167	—
Corporate debt securities	35,359	—	6,426	28,933
Other	14,260	5,903	8,357	—
Derivatives	26,880	—	26,880	—
Subordinated interests resulting from securitization	115,417	—	—	115,417

	395,922	206,771	44,801	144,350

Liabilities:
Derivatives	(15,135)	—	(15,135)	—

	Yen (millions)
	2009
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	120,434	118,063	2,371	—
Governmental debt securities	7,969	6,413	1,556	—
Corporate debt securities	28,995	1,153	1,310	26,532
Other	9,789	3,377	6,412	—
Derivatives	40,249	—	40,249	—
Subordinated interests resulting from securitization	123,465	—	—	123,465

	330,901	129,006	51,898	149,997

Liabilities:
Derivatives	(15,547)	—	(15,547)	—

F-85	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended March 31, 2010.

	Yen (millions)
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of year	26,532	123,465	149,997
Purchases, sales, issuances and settlements	(271)	(11,275)	(11,546)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(15)	3,588	3,573
Included in other comprehensive loss	2,687	(361)	2,326

Balance at end of year	28,933	115,417	144,350

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(14)	3,534	3,520

(a)    Level 3 gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended March 31, 2009.

	Yen (millions)
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of year	46,324	133,271	179,595
Purchases, sales, issuances and settlements	(16,662)	(9,402)	(26,064)
Total gains or losses (realized/unrealized)
Included in earnings (b)	(2,928)	3,592	664
Included in other comprehensive loss	(202)	(3,996)	(4,198)

Balance at end of year	26,532	123,465	149,997

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(2,685)	3,408	723

(b)	Level 3 gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

F-86	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables.

The Company has written down the carrying amount of equity-method and cost-method investments on the consolidated balance sheets because the Company deems the decline of fair value to be other-than-temporary. The fair value of the equity-method investments which are listed on an active market is included in Level 1. The fair value of equity-method investments determined using an income approach, based on discounted cash flows using unobservable inputs are included in Level 3. Also, a weighted-average fair value determined using both a market approach and an income approach, which incorporate both observable inputs, such as quoted market prices of comparable companies, and discounted cash flow using unobservable inputs, is included in Level 3. The Company has calculated discounted cash flows of these equity-method investments based on business forecasts, market trends, and assumptions of projected business plans. The Company uses both a market approach and an income approach to determine the fair value of the cost-method investments. The fair value based on observable inputs such as quoted market prices of similar investments is included in Level 2. The fair value primarily based on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans is included in Level 3.

The Company has also written down the carrying amount of long-lived assets on the consolidated balance sheets mainly because the Company deems the carrying amount of certain long-lived assets is not recoverable and exceeds its fair value. The Company mainly uses an income approach or a market approach to calculate the fair value of long-lived assets. These measurements are included in Level 3 since they are based primarily on discounted cash flows using unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans.

The following table presents the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the year ended March 31, 2010.

	Yen (millions)
	2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments (a)	511	—	86,100	(15,169)
Cost-method investments	—	—	1,273	(1,005)
Long-lived assets (b)
Components & Devices segment	—	—	47,976	(18,611)
Other	—	—	5,856	(6,585)

Total	511	—	141,205	(41,370)

(a)	The carrying value as of March 31, 2010 is not equal to the fair value at the time of impairment because of equity method adjustments subsequent to impairment.
(b)	The carrying value as of March 31, 2010 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

F-87	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the financial assets measured at fair value on a non-recurring basis and the gains or losses recognized for the year ended March 31, 2009.

	Yen (millions)
	2009
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments (a)	11,831	—	—	(11,219)
Cost-method investments	—	2,044	1,068	(5,877)

Total	11,831	2,044	1,068	(17,096)

(a)	The carrying value as of March 31, 2009 is not equal to the fair value at the time of impairment because of equity method adjustments subsequent to impairment.

F-88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(29)	Merger and Acquisition

On March 30, 2010, Hitachi Construction Machinery Co., Ltd. (Hitachi Construction Machinery), a subsidiary of the Company in the Construction Machinery segment, agreed with Tata Motors Limited to purchase an additional 20% interest in Telco Construction Equipment Co., Ltd. (Telcon). As a result, Hitachi Construction Machinery purchased a total of 20,000,000 shares for ¥23,704 million on March 30, 2010, resulting in the percentage of Hitachi Construction Machinery’s ownership interests in Telcon increasing from 40.0% to 60.0%. Accordingly, Hitachi Construction Machinery obtained control over Telcon and it became a consolidated subsidiary effective March 30, 2010 (the acquisition date).

Telcon manufactures and sells major construction machinery including hydraulic excavators, backhoe loaders and wheel loaders. Hitachi Construction Machinery decided to purchase an additional 20% interest to obtain a strong lead in the India market, which is expected to grow significantly.

The following table summarizes the consideration paid for Telcon, the provisional amounts of the assets acquired and liabilities assumed and recognized as of the acquisition date, as well as the fair value as of the acquisition date of the noncontrolling interest in Telcon.

Yen (millions)
Current assets	29,741
Non-current assets	16,912
Goodwill (not deductible for tax purposes)	57,649
Current liabilities	(35,105)
Non-current liabilities	(1,393)
Previously acquired equity interest measured at fair value	(22,050)
Cash paid for acquisition	(23,704)
Fair value of noncontrolling interests	(22,050)

The Company recognized a gain of ¥14,923 million as a result of remeasuring to fair value its 40% equity interest in Telcon held before the business combination. The gain is included in other deductions in the Company’s consolidated statement of operations for the year ended March 31, 2010.

The fair value of both the equity interest held before the business combination and the noncontrolling interest in Telcon, a private entity, were estimated by applying the income approach. These fair value measurements are based on significant inputs that are not observable in the market and thus represent Level 3 measurements. Key inputs include business forecasts, market trends, assumptions of projected business plans and adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Telcon.

The results of operations of Telcon for the period from the acquisition date to March 31, 2010 were not material.

The Company is currently evaluating the fair values to be assigned to assets and liabilities of Telcon at the acquisition date, and therefore the above amounts are subject to change.

F-89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition dates for Telcon of April 1, 2009 and 2008 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2010 and 2009.

On January 14, 2009, the Company announced its decision to purchase additional shares of Hitachi Kokusai Electric Inc. (Hitachi Kokusai Electric), an equity method affiliate, through a tender offer to make Hitachi Kokusai Electric its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening the cooperative relationship in the fields of communications and video, and broadcasting systems businesses. Hitachi Kokusai Electric’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥780 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Kokusai Electric’s common stock, Hitachi Kokusai Electric’s financial condition, future earnings prospects and a valuation of Hitachi Kokusai Electric stock conducted by a third party appraiser. The price included a premium of approximately 77% over the average share price of Hitachi Kokusai Electric’s common stock traded on the First Section of the Tokyo Stock Exchange for the three month period ended January 13, 2009. As a result, the Company purchased 13,406,000 shares, the upper limit for the number of shares in the tender offer, for ¥10,456 million in the period from January 26, 2009 through March 11, 2009, resulting in the Company’s ownership increasing from 38.8% to 51.6%. Accordingly, the Company obtained control over Hitachi Kokusai Electric and it became a consolidated subsidiary of the Company. Therefore, the Company has consolidated Hitachi Kokusai Electric as of March 31, 2009 in the consolidated balance sheet. The results of operations of Hitachi Kokusai Electric for the period from the acquisition date to March 31, 2009 were not material. Accordingly, the results of operations of Hitachi Kokusai Electric have been consolidated since the year beginning April 1, 2009.

As a result of the purchase price allocation, the Company did not recognize any goodwill.

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition dates for Hitachi Kokusai Electric of April 1, 2008 and 2007 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2009 and 2008.

F-90	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On January 14, 2009, the Company also announced its decision to purchase additional shares of Hitachi Koki Co., Ltd. (Hitachi Koki), an equity method affiliate, through a tender offer to make Hitachi Koki its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening the cooperative relationship in business expansion on a global scale and research and development into lithium-ion battery-operated products. Hitachi Koki’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥1,300 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Koki’s common stock, Hitachi Koki’s financial condition, future earnings prospects and a valuation of Hitachi Koki stock conducted by a third party appraiser. The price included a premium of approximately 77% over the average share price of Hitachi Koki’s common stock traded on the First Section of the Tokyo Stock Exchange for the three month period ended January 13, 2009. As a result, the Company purchased 12,473,000 shares, the upper limit for the number of shares in the tender offer, for ¥16,214 million in the period from January 26, 2009 through March 9, 2009, resulting in the Company’s ownership increasing from 38.9% to 51.2%. Accordingly, the Company obtained control over Hitachi Koki and it became a consolidated subsidiary of the Company. Therefore, the Company has consolidated Hitachi Koki as of March 31, 2009 in the consolidated balance sheet. The results of operations of Hitachi Koki for the period from the acquisition date to March 31, 2009 were not material. Accordingly, the results of operations of Hitachi Koki have been consolidated since the year beginning April 1, 2009.

As a result of the purchase price allocation, the Company did not recognize any goodwill.

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition dates for Hitachi Koki of April 1, 2008 and 2007 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2009 and 2008.

F-91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(30)	Segment Information

Business Segments

The operating segments of the Company are the components for which separate financial information is available and for which segment profit or loss amounts are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has aggregated certain operating segments into reportable segments for reporting purpose, since such aggregation helps financial statement users better understand the Company’s performance.

The reportable segments correspond to categories of activities classified primarily by markets, products and services.

The Company discloses its business in eleven reportable segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, and Others.

The primary products and services included in each segment are as follows:

Information & Telecommunication Systems:

Systems integration, Outsourcing services, Software, Disk array subsystems, Servers, Mainframes, Telecommunication equipment and ATMs

Power Systems:

Thermal power generation systems, Nuclear power generation systems, Hydroelectric power generation systems and Wind power generation systems

Social Infrastructure & Industrial Systems:

Industrial machinery and plants, Elevators, Escalators and Railway vehicles and systems

Electronic Systems & Equipment:

Semiconductor and LCDs manufacturing equipment, Test and measurement equipment, Medical electronics equipment, Power tools and Electronic parts manufacturing system

Construction Machinery:

Hydraulic excavators, Wheel loaders and Mining dump trucks

High Functional Materials & Components:

Wires and cables, Copper products, Semiconductor and display related materials, Circuit boards and materials, Specialty steels, Magnetic materials and components and High grade casting components and materials

F-92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Automotive Systems:

Engine management systems, Electric powertrain systems, Drive control systems and Car information systems

Components & Devices:

Hard disk drives, LCDs, Information storage media and Batteries

Digital Media & Consumer Products:

Optical disk drives, Flat-panel TVs, LCD projectors, Mobile phones, Room air conditioners, Refrigerators, Washing machines and Air-conditioning equipment

Financial Services:

Leasing and Loan guarantees

Others:

Logistics, Property management, Insurance agent and others

The following tables show business segment information for the years ended March 31, 2010 and 2009, and as of March 31, 2010 and 2009.

Revenues from Outside Customers

	Yen (millions)
	2010	2009
Information & Telecommunication Systems	1,522,457	1,730,818
Power Systems	805,007	777,833
Social Infrastructure & Industrial Systems	1,044,208	1,077,548
Electronic Systems & Equipment	868,449	830,080
Construction Machinery	578,129	717,251
High Functional Materials & Components	1,176,292	1,467,934
Automotive Systems	633,399	667,094
Components & Devices	690,062	904,944
Digital Media & Consumer Products	863,091	1,006,017
Financial Services	327,072	324,540
Others	457,315	491,642

Subtotal	8,965,481	9,995,701
Corporate items	3,065	4,668

Total	8,968,546	10,000,369

F-93	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenues from Intersegment Transactions

	Yen (millions)
	2010	2009
Information & Telecommunication Systems	183,130	214,533
Power Systems	77,128	84,556
Social Infrastructure & Industrial Systems	206,017	256,698
Electronic Systems & Equipment	130,183	153,741
Construction Machinery	5,507	7,438
High Functional Materials & Components	73,035	93,111
Automotive Systems	5,429	14,656
Components & Devices	64,827	73,353
Digital Media & Consumer Products	66,167	97,843
Financial Services	92,578	76,777
Others	306,350	339,192

Subtotal	1,210,351	1,411,898
Eliminations and Corporate items	(1,210,351)	(1,411,898)

Total	—	—

Total Revenues

	Yen (millions)
	2010	2009
Information & Telecommunication Systems	1,705,587	1,945,351
Power Systems	882,135	862,389
Social Infrastructure & Industrial Systems	1,250,225	1,334,246
Electronic Systems & Equipment	998,632	983,821
Construction Machinery	583,636	724,689
High Functional Materials & Components	1,249,327	1,561,045
Automotive Systems	638,828	681,750
Components & Devices	754,889	978,297
Digital Media & Consumer Products	929,258	1,103,860
Financial Services	419,650	401,317
Others	763,665	830,834

Subtotal	10,175,832	11,407,599
Eliminations and Corporate items	(1,207,286)	(1,407,230)

Total	8,968,546	10,000,369

F-94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Profit (Loss)

	Yen (millions)
	2010	2009
Information & Telecommunication Systems	94,592	138,452
Power Systems	22,075	3,485
Social Infrastructure & Industrial Systems	42,086	34,406
Electronic Systems & Equipment	(5,218)	25,755
Construction Machinery	17,649	51,337
High Functional Materials & Components	44,412	25,257
Automotive Systems	(5,486)	(60,507)
Components & Devices	1,149	5,799
Digital Media & Consumer Products	(7,206)	(110,548)
Financial Services	8,518	6,660
Others	19,423	24,515

Subtotal	231,994	144,611
Eliminations and Corporate items	(29,835)	(17,465)

Total Segment profit	202,159	127,146

Impairment losses for long-lived assets	(25,196)	(128,400)
Restructuring charges	(25,154)	(22,927)
Interest income	12,017	19,177
Dividends income	5,799	8,544
Gains on sales of stock by subsidiaries or affiliated companies	183	360
Other income	186	5,203
Interest charges	(26,252)	(33,809)
Other deductions	(21,976)	(102,960)
Equity in net earnings (loss) of affiliated companies	(58,186)	(162,205)

Income (loss) before income taxes	63,580	(289,871)

Intersegment transactions are recorded at the same prices used in transactions with third parties. Corporate items include unallocated corporate expenses such as leading edge R&D expenditures.

F-95	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Total Assets

	Yen (millions)
	2010	2009
Information & Telecommunication Systems	1,261,016	1,468,481
Power Systems	1,067,072	1,026,637
Social Infrastructure & Industrial Systems	971,743	1,098,712
Electronic Systems & Equipment	820,700	829,126
Construction Machinery	914,780	840,693
High Functional Materials & Components	1,264,372	1,232,271
Automotive Systems	459,183	450,966
Components & Devices	585,999	640,824
Digital Media & Consumer Products	521,591	570,935
Financial Services	1,789,409	1,914,863
Others	1,374,882	1,612,556

Subtotal	11,030,747	11,686,064
Eliminations and Corporate assets	(2,078,985)	(2,282,355)

Total	8,951,762	9,403,709

Corporate assets consist of cash and cash equivalents and investments and advances. Depreciation & Amortization
	Yen (millions)
	2010	2009
Information & Telecommunication Systems	80,589	113,780
Power Systems	24,386	23,032
Social Infrastructure & Industrial Systems	32,383	31,806
Electronic Systems & Equipment	21,598	15,827
Construction Machinery	41,807	38,534
High Functional Materials & Components	85,092	88,280
Automotive Systems	41,137	43,853
Components & Devices	65,730	85,760
Digital Media & Consumer Products	34,567	45,632
Financial Services	81,049	118,642
Others	42,954	45,012

Subtotal	551,292	650,158
Eliminations and Corporate items	6,470	6,765

Total	557,762	656,923

F-96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment Losses for Long-Lived Assets

	Yen (millions)
	2010	2009
Information & Telecommunication Systems	353	15,752
Power Systems	136	82
Social Infrastructure & Industrial Systems	715	3,609
Electronic Systems & Equipment	624	961
Construction Machinery	119	—
High Functional Materials & Components	2,117	12,888
Automotive Systems	175	29,240
Components & Devices	18,611	12,022
Digital Media & Consumer Products	845	51,695
Financial Services	—	1,499
Others	1,501	652

Subtotal	25,196	128,400
Eliminations and Corporate items	—	—

Total	25,196	128,400

Capital Investment for Long-Lived Assets
	Yen (millions)
	2010	2009
Information & Telecommunication Systems	65,976	91,665
Power Systems	34,704	31,155
Social Infrastructure & Industrial Systems	32,005	46,716
Electronic Systems & Equipment	15,728	17,894
Construction Machinery	36,504	76,651
High Functional Materials & Components	55,038	112,595
Automotive Systems	19,261	47,442
Components & Devices	41,240	63,582
Digital Media & Consumer Products	20,399	31,446
Financial Services	351,298	422,805
Others	34,768	46,027

Subtotal	706,921	987,978
Eliminations and Corporate items	(20,380)	(23,557)

Total	686,541	964,421

Capital investment represents the additions to property, plant and equipment and other intangible assets on an accrual basis.

F-97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Geographic Information

Revenues

The following table shows revenues which are attributed to geographic areas based on the location of the customers for the years ended March 31, 2010 and 2009.

	Yen (millions)
	2010	2009
Japan	5,313,790	5,861,448
Outside Japan
Asia	1,699,071	1,911,290
North America	729,698	899,550
Europe	824,697	904,425
Other Areas	401,290	423,656

Subtotal	3,654,756	4,138,921

Total	8,968,546	10,000,369

Other than in Japan and China mainland, the Company does not conduct business in any individual country and region in which its revenues in that country exceed 10% of the consolidated total revenues. Revenues in China mainland for the years ended March 31, 2010 and 2009 were ¥991,653 million and ¥1,078,582 million, respectively.

Long-lived Assets including Goodwill

The following table shows long-lived assets such as property, plant and equipment and intangible assets including goodwill for each geographic area as of March 31, 2010 and 2009.

	Yen (millions)
	2010	2009
Japan	2,088,846	2,271,389
Asia	330,791	267,628
North America	157,113	163,630
Europe	111,105	107,478
Other Areas	15,717	12,280

Subtotal	2,703,572	2,822,405
Eliminations and Corporate items	21,580	26,636

Total	2,725,152	2,849,041

Other than in Japan, the Company does not conduct business in any individual country and region in which its long-lived assets in that country exceed 10% of the consolidated balance of long-lived assets.

There are no revenues to a single major outside customer for the years ended March 31, 2010 and 2009.

F-98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information is based on the location of the Company and its subsidiaries for the years ended March 31, 2010 and 2009, and as of March 31, 2010 and 2009. In addition to the disclosure requirement under ASC 280, the Company discloses this information as supplemental information based on the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

Revenues

	Yen (millions)
	2010	2009
Japan
Outside customers	6,006,775	6,683,143
Intersegment transactions	1,011,215	1,302,509

Total	7,017,990	7,985,652

Asia
Outside customers	1,389,095	1,542,526
Intersegment transactions	499,947	591,611

Total	1,889,042	2,134,137

North America
Outside customers	670,897	852,100
Intersegment transactions	104,698	121,325

Total	775,595	973,425

Europe
Outside customers	717,300	738,662
Intersegment transactions	33,648	51,318

Total	750,948	789,980

Other Areas
Outside customers	184,479	183,938
Intersegment transactions	3,090	8,367

Total	187,569	192,305

Subtotal	10,621,144	12,075,499
Eliminations and Corporate items	(1,652,598)	(2,075,130)

Total	8,968,546	10,000,369

F-99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Geographical Profit (Loss)

	Yen (millions)
	2010	2009
Japan	149,429	74,370
Asia	89,399	76,742
North America	4,835	7,182
Europe	11,784	(17,129)
Other Areas	6,273	9,434

Subtotal	261,720	150,599
Eliminations and Corporate items	(59,561)	(23,453)

Total Geographical profit	202,159	127,146

Total Assets
	Yen (millions)
	2010	2009
Japan	7,297,719	8,011,421
Asia	1,318,735	1,158,234
North America	669,423	555,602
Europe	847,584	861,242
Other Areas	214,927	142,738

Subtotal	10,348,388	10,729,237
Eliminations and Corporate assets	(1,396,626)	(1,325,528)

Total	8,951,762	9,403,709

F-100	(Continued)

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2010, 2009 and 2008

(In millions of yen)

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
Year ended March 31, 2010
Allowance for doubtful receivables	46,916	115	(3,108)	43,923

Year ended March 31, 2009
Allowance for doubtful receivables	40,903	10,900	(4,887)	46,916

Year ended March 31, 2008
Allowance for doubtful receivables	43,475	3,231	(5,803)	40,903

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2009

	Yen (millions)
	2010	2009
Assets
Current assets:
Cash and deposits in banks (Notes 4 and 6)	53,867	56,597
Notes and accounts receivable (Note 6)	121,833	112,426
Short-term investments (Notes 4 and 7)	57,000	50,000
Merchandise and finished goods	31,478	51,010
Work-in-process	41,531	45,441
Raw materials and supplies	7,109	8,858
Deferred tax assets (Note 13)	1,610	1,612
Other (Note 8)	15,113	24,650
Allowance for doubtful receivables	(248)	(291)

Total current assets	329,293	350,303

Non-current assets:
Property, plant and equipment (Notes 9, 10 and 11):
Land	8,915	9,204
Building and structures	172,833	174,202
Machinery, equipment and vehicles	1,079,850	1,112,028
Furniture and fixtures	144,779	150,561
Leased assets	12,546	4,527
Construction in progress	7,264	17,683

	1,426,187	1,468,205
Less accumulated depreciation	(1,212,587)	(1,219,151)

Net property, plant and equipment	213,600	249,054

Investments and other assets:
Investment securities (Notes 6 and 7)	10,852	6,192
Goodwill	662	1,130
Intangible assets	41,237	58,645
Long-term loan receivable	151	185
Deferred tax assets (Note 13)	1,399	2,503
Other (Note 15)	13,755	14,949
Allowance for doubtful receivables	(22)	(24)

Total investments and other assets	68,034	83,580

Total non-current assets	281,634	332,634

Total assets	610,927	682,937

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2010 and 2009

(continued)

	Yen (millions)
	2010	2009
Liabilities and Equity
Current liabilities:
Short-term borrowings (Notes 6 and 14)	113,685	124,999
Current portion of long-term borrowings (Notes 6 and 14)	50,479	53,909
Notes and accounts payable (Note 6):
Trade	105,123	93,163
Other (Notes 14 and 15)	32,584	37,780
Accrued expenses	28,469	35,304
Income tax payable (Note 6)	2,427	186
Provision for product warranties	37	48
Provision for loss on order received	1,821	4,841
Provision for loss on business liquidation	—	3,920
Provision for legal settlement	2,214	—
Provision for loss on guarantee	533	—
Other current liabilities (Notes 6, 8 13 and 14)	2,866	4,061

Total current liabilities	340,238	358,211

Non-current liabilities:
Long-term borrowings (Notes 6 and 14)	52,229	100,580
Deferred tax liabilities (Note 13)	3,693	2,702
Retirement and severance benefits (Note 15)	27,286	27,152
Accrued retirement benefits for directors	488	662
Non-current portion of provision for loss on business liquidation	1,374	2,041
Other non-current liabilities (Notes 6, 8, 14 and 15)	18,818	14,701

Total non-current liabilities	103,888	147,838

Total liabilities	444,126	506,049

Equity (Note 20):
Stockholders’ equity (Note 16):
Common stock	112,850	77,000
7,163,000 shares issued in 2010
5,540,000 shares issued in 2009
Capital surplus	306,353	270,503
Retained deficit	(248,776)	(167,432)

Total stockholders’ equity	170,427	180,071
Valuation and translation adjustments
Unrealized gain on available-for-sale securities	557	28
Foreign currency translation adjustments	(6,212)	(5,601)

Total valuation and translation adjustments	(5,655)	(5,573)
Noncontrolling interests	2,029	2,390

Total equity	166,801	176,888

Commitments and contingencies (Note 21)
Total liabilities and equity	610,927	682,937

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
			(Unaudited)
Net sales	599,790	702,739	950,519
Cost of sales (Notes 5 and 18)	(555,830)	(664,153)	(753,067)

Gross profit	43,960	38,586	197,452
Selling, general and administrative expenses (Notes 17 and 18)	(107,976)	(135,159)	(153,972)

Operating income (loss)	(64,016)	(96,573)	43,480
Other income (expenses)
Interest income	280	898	2,274
Interest expense	(3,838)	(3,414)	(3,027)
Dividend income	74	140	194
Gain on disposal of scrap	341	644	590
Losses on disposal of inventories	—	—	(2,728)
Losses on write-down of obsolete inventories	—	—	(4,758)
Equity in earnings (losses) of affiliates	(1,753)	40	336
Foreign currency exchange loss	(402)	(1,384)	(9,824)
Losses on retirement of non-current assets	(1,658)	(3,830)	(2,954)
Gain on sales of non-current assets	—	3,105	3,563
Gain on liquidation of subsidiaries and affiliates	6	402	—
Loss on liquidation of subsidiaries and affiliates	(140)	—	—
Business structure improvement expenses (Note 19)	(202)	(16,872)	(4,208)
Losses on sales of subsidiary’s stock	—	(8,437)	—
Impairment losses for long-lived assets (Note 9)	(4,551)	(9,627)	(2,864)
Gain on sales of investment securities	—	—	479
Unrealized gain on derivatives	442	—	—
Losses on valuation of investment securities	—	(1,572)	—
Loss on transfer to defined contribution pension plan (Note 15)	(393)	(343)	—
Compensation income	182	932	770
Insurance income	96	688	4,507
Gain on one-time amortization of negative goodwill (Note 22)	3,478	—	—
Loss on disposition of subsidiary (Note 22)	(1,757)	—	—
Gain on reversal of provision for legal settlement	—	—	2,114
Provision for legal settlement	(3,445)	—	—
Other, net	(722)	(1,453)	226

Income (loss) before income taxes	(77,978)	(136,656)	28,170

Benefit (provision) for income taxes (Note 13)
Current	(2,415)	575	(5,961)
Deferred	(1,134)	(68,494)	(12,718)

Total income taxes	(3,549)	(67,919)	(18,679)

Net income (loss)	(81,527)	(204,575)	9,491

Net loss (income) attributable to noncontrolling interests	183	1,318	(23)

Net income (loss) attributable to Renesas Technology	(81,344)	(203,257)	9,468

	Yen
Net income (loss) per share attributable to Renesas Technology (Note 20):
Basic	(13,962.13)	(40,627.31)	1,893.64

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Change in Equity

For the years ended March 31, 2010 and 2009

and the year ended March 31, 2008 (unaudited)

	Yen (millions)
	Stockholders’ equity				Valuation and translation adjustments
	Common Stock	Capital surplus	Retained earnings (Retained deficit)	Total stockholders’ equity	Unrealized gain on available- for-sale securities	Foreign currency translation adjustments	Total valuation and translation adjustments	Non- controlling interests	Total equity
Balance at March 31, 2007	50,000	243,503	28,705	322,208	1,027	5,442	6,469	1,846	330,523

Net income attributable to Renesas Technology			9,468	9,468					9,468
Other			(40)	(40)					(40)
Net changes in items other than stockholders’ equity					(926)	(4,060)	(4,986)	693	(4,293)

Balance at March 31, 2008	50,000	243,503	38,133	331,636	101	1,382	1,483	2,539	335,658

Issuance of new shares (Note 16)	27,000	27,000		54,000					54,000
Net loss attributable to Renesas Technology			(203,257)	(203,257)					(203,257)
Decrease in retained earnings resulting from disposition of subsidiaries			(180)	(180)					(180)
Decrease in retained earnings resulting from change of accounting standards at foreign subsidiaries			(2,128)	(2,128)					(2,128)
Net changes in items other than stockholders’ equity					(73)	(6,983)	(7,056)	(149)	(7,205)

Balance at March 31, 2009	77,000	270,503	(167,432)	180,071	28	(5,601)	(5,573)	2,390	176,888

Issuance of new shares (Note 16)	35,850	35,850		71,700					71,700
Net loss attributable to Renesas Technology			(81,344)	(81,344)					(81,344)
Net changes in items other than stockholders’ equity					529	(611)	(82)	(361)	(443)

Balance at March 31, 2010	112,850	306,353	(248,776)	170,427	557	(6,212)	(5,655)	2,029	166,801

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
			(Unaudited)
Cash flows from operating activities:
Income (loss) before income taxes	(77,978)	(136,656)	28,170
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation	82,077	86,620	72,689
Impairment losses for long-lived assets	4,551	9,627	2,864
Amortization of goodwill	447	464	547
One-time amortization of negative goodwill	(3,478)	—	—
Increase (decrease) in allowance for doubtful receivables	29	(214)	(460)
Increase (decrease) in retirement and severance benefits	809	(6,949)	(1,767)
Increase (decrease) in provision for loss on business liquidation	(4,587)	5,961	—
Interest and dividends income	(354)	(1,078)	(2,520)
Interest expense	3,838	3,414	3,027
Equity in losses (earnings) of affiliates	1,753	(40)	(336)
Loss on changes in interest in subsidiaries	1,757	—	—
Gain on sales of non-current assets	(306)	(3,308)	(3,901)
Loss on retirement of non-current assets	1,658	3,830	2,954
Loss on valuation of investment securities	17	1,654	27
Loss on sales of subsidiary’s stock	—	8,437	—
Decrease (increase) in notes and accounts receivable -trade	(17,364)	61,164	(3,004)
Decrease in inventories	22,765	19,058	1,071
Increase (decrease) in notes and accounts payable -trade	21,563	(58,219)	(7,837)
Other	(16,921)	(5,241)	2,721

Subtotal	20,276	(11,476)	94,245
Interest and dividends income received	426	1,277	2,813
Interest expense paid	(4,067)	(3,276)	(2,990)
Refund of legal deposits	—	11,707	—
Income tax refunded (paid)	1,656	(4,536)	(8,579)

Net cash provided (used in) by operating activities	18,291	(6,304)	85,489

Cash flows from investing activities:
Purchase of property, plant and equipment	(30,944)	(85,916)	(91,382)
Proceeds from sales of property, plant and equipment	1,167	12,874	754
Purchase of intangible assets	(4,416)	(13,169)	(27,835)
Proceeds from sales of intangible assets	25	—	—
Purchase of additional shares in subsidiaries	—	(121)	—
Disbursement from sale of investments in subsidiaries resulting in change in scope of consolidation (Note 4)	(224)	(2,991)	—
Other	(197)	134	(1,635)

Net cash used in investing activities	(34,589)	(89,189)	(120,098)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(10,028)	48,115	(759)
Proceeds from long-term borrowings	1,396	17,453	19,400
Payments on long-term borrowings	(53,074)	(6,198)	(14,089)
Repayments of installment payables	(19)	(419)	(3,296)
Payments on finance lease obligations	(6,582)	(69)	—
Proceeds from sale-lease back transactions	17,139	18,589	16,743
Proceeds from issuance of common stock	71,700	54,000	—
Proceeds from stock issuance to noncontrolling stockholders	—	1,250	1,000
Cash dividends paid to noncontrolling stockholders	(136)	—	(250)
Other	—	0	(22)

Net cash provided by financing activities	20,396	132,721	18,727

Effect of exchange rate changes on cash and cash equivalents	(238)	(2,814)	(3,487)

Net increase (decrease) in cash and cash equivalents	3,860	34,414	(19,369)
Cash and cash equivalents at beginning of year	105,916	71,502	90,871
Decrease in cash and cash equivalents due to deconsolidation of subsidiary	(171)	—	—

Cash and cash equivalents at end of year (Note 4)	109,605	105,916	71,502

See accompanying notes to consolidated financial statements.

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended March 31, 2010 and 2009

and the year ended March 31, 2008 (unaudited)

1.	Basis of presentation and summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements of RENESAS TECHNOLOGY CORP. (“the Company”) and its subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States of America (“US GAAP”), and are compiled from the consolidated financial statements (the “MOF” report) prepared by the Company as required by the Financial Instruments and Exchange Act of Japan. See Note 25 for the reconciliation to US GAAP.

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

Investments in affiliates are stated at their underlying equity value, and the appropriate portion of the earnings of such companies is included in Equity in earnings (losses) of affiliates in the Consolidated Statements of Operations.

The cost in excess of net assets or excess of net assets over cost, based on the fair value, acquired by the Company is amortized on a straight-line basis over a reasonable period within 20 years, depending on circumstances.

(c)	Use of estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the amount of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Cash and cash equivalents

For the purpose of the Consolidated Statements of Cash Flows, the cash and cash equivalents line item consists of cash on hand, demand deposits with banks on demand, and short-term investments which are readily convertible to cash and subject to an insignificant risk of any change in their value, and which were purchased with an original maturity of three months or less (Note 4).

(e)	Allowance for doubtful receivables

A general provision for doubtful receivables is provided by applying a certain reserve percentage of the receivables based on experience from past transactions. A specific reserve is provided for the estimated amounts to be uncollectible based on the customers’ financial condition or other pertinent factors.

(f)	Inventories

Inventories held by the Company are stated at lower of cost or market, which is mainly determined by the gross average method with necessary write down based on the decrease in their profitability for the years ended March 31, 2010 and 2009. Until the year ended March 31, 2008, the Company generally stated the inventories at cost which was mainly determined by the gross average method, and recognized the write-down of inventories for excess, slow-moving and obsolete items. This change was due to application of the “Accounting Standard for Measurement of Inventories” described in Note 2 (c).

(g)	Investment securities

Available-for-sale securities are stated as follows:

(a)	Available-for-sale securities with market value

In accordance with the Japanese Accounting Standards for Financial Instruments, available-for-sale securities for which market quotations are available are stated at market value at the balance sheet date. Net unrealized gains or losses on these securities are reported as a separate item in equity at an amount net of applicable income taxes. The cost of sales of such securities is determined mainly by the moving-average method.

(b)	Available-for-sale securities without market value

Available-for-sale securities for which market quotations are not available are mainly stated at moving-average cost.

All investment securities above are subject to write down whenever the fair value at the end of the year has declined by more than 50% of the acquisition cost. Investment values that declined at a rate of less than 50 % are assessed and written down when it is determined that the amount is not recoverable.

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

The amortization of intangible assets other than software is computed on a straight-line basis over their remaining useful lives.

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

The depreciation of leased assets is accounted for using the straight-line method over the lease term. It is assumed that the residual value of the relevant asset is nil at the end of the lease term. Any finance lease transactions executed prior to the beginning of the year ended March 31, 2009, the first year of application of “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 13), where ownership of the leased asset is not transferred to the lessee are accounted for as operating lease transactions.

(l)	Impairment of long-lived assets

Accounting Standards for Impairment of Long-lived Assets require that Long-lived Assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset or asset group may not be recoverable. The impairment losses are recognized when the book value of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continuing use and eventual disposition of the asset or asset group. The impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continuing use and eventual disposition of the asset or the net selling price.

Restoration of previously recognized impairment losses is prohibited. Cumulative impairment losses are deducted directly from the respective asset amounts based on the revised regulation on the consolidated financial statements.

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

(p)	Provision for legal settlement

The provision for legal settlement is estimated and recorded to provide for the future estimated loss in connection with legal settlement.

(q)	Provision for loss on guarantees

The provision for loss on guarantees is estimated and recorded to provide for the future estimated loss relating to the financial condition of guarantees.

(r)	Retirement and severance benefits

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

(Additional information)

In connection with the enforcement of the Defined Contribution Pension Law, some domestic subsidiaries made a transition to a defined contribution pension plan for a portion of their termination allowance plan in October 2009 and October 2008, and applied “Accounting for Transfer between Retirement Benefit Plans” (ASBJ Implementation Guidance No. 1). The effects in connection with this transition are recorded as other expenses of ¥393 million and ¥343 million for the years ended March 31, 2010 and 2009, respectively.

(s)	Accrued retirement benefits for directors

In order to provide for the payment of retirement benefits to directors and statutory auditors, an allowance is recorded for the estimated payment required at the end of the year in accordance with internal rules.

(t)	Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

(u)	Research and development costs

Research and development costs are expensed when incurred.

(v)	Foreign currency translations

Foreign currency transactions are translated into Yen on the basis of the exchange rates in effect at the transaction date. At the end of the year, monetary assets and liabilities denominated in foreign currencies are translated into Yen at the exchange rates in effect at the balance sheet date. Gains or losses resulting from the translation of foreign currencies, including gains and losses on settlement, are credited or charged to earnings as incurred. The financial statements of the foreign subsidiaries are translated into the reporting currency of Yen. All assets and liabilities of such subsidiaries are translated at the exchange rates in effect at the balance sheet date. Stockholders’ equity accounts are translated at historical rates. Income and expenses are translated at an average of the exchange rates in effect during the year. Foreign currency translation adjustments resulting from the translation of assets, liabilities and stockholders’ equity are included in valuation and translation adjustments and noncontrolling interests as a separate component of equity.

(w)	Income taxes

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

(x)	Consumption tax

Consumption tax collected and remitted to taxing authorities is excluded from revenues, cost of sales and expenses in the Consolidated Statements of Operations.

(y)	Net income (loss) per share attributable to Renesas Technology

Basic net income (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during each year.

(z)	Reclassifications

Certain reclassifications have been made in the prior year’s consolidated financial statements to conform to the current year presentation.

2.	Changes in significant accounting policies and disclosures

(a)	Application of the “Accounting Standard for Retirement and severance benefits
(Partial amendment No.3)”

For the year ended March 31, 2010, the Company has applied the “Accounting Standard for Retirement and severance benefits (Partial amendment No.3)” (ASBJ Statement No.19 issued on July 31, 2008). This application did not affect the Company’s operating loss and loss before income taxes.

(b)	Application of the “Accounting Standard for Business Combination”

For the year ended March 31, 2010, the Company has applied the “Accounting Standard for Business　Combination” (ASBJ Statement No.21 issued on December 26, 2008), “Accounting Standard for Consolidate Financial Statement” (ASBJ Statement No.22 issued on December 26, 2008), “Accounting Standard for Research and Development Costs (Partial amendment)” (ASBJ Statement No.23 issued on December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7 issued on December 26, 2008), “Accounting Standard for Equity Method” (ASBJ Statement No.16 issued on December 26, 2008) and “Implementation Guidance on Accounting Standard for Business Combination and Business Divestitures” (ASBJ Implementation Guidance No.10 issued on December 26, 2008).

These standards can be early applied to business combination and business divestiture transactions during the fiscal year beginning on or after April 1, 2009.

(c)	Application of the “Accounting Standard for Measurement of Inventories”

For the year ended March 31, 2009, the Company has applied the “Accounting Standard for Measurement of Inventories” (ASBJ Statement No.9 issued on July 5, 2006). The write down of inventories that are out of the ordinary course of business, which were historically included in other expenses, are now recorded within the cost of sales line items. Accordingly, the operating loss increased by ¥4,719 million compared with the amount that would have been reported if the previous method had been applied. This application does not impact loss before income taxes. The impact on segment information is described in Note 23.

(d)	Application of the “Practical Solution on Unification of Accounting Policies Applied to Foreign subsidiaries for Consolidated Financial Statements”

From the year ended March 31, 2009, the Company has applied the “Practical Solution on Unification of Accounting Policies Applied to Foreign subsidiaries for Consolidated Financial Statements” (ASBJ Practical Issues Task Force No.18 issued on May 17, 2006), making the necessary adjustment to consolidated financial statements. The impact of this application on operating loss and loss before income taxes was immaterial.

(e)	Application of the “Accounting Standard for Lease Transactions”

The finance lease transactions where ownership of the leased asset is not transferred to the lessee were historically accounted for as operating lease transactions. However, from the year ended March 31, 2009, such transactions are accounted for as ordinary sale and purchase transactions, in accordance with newly adopted “Accounting Standard for Lease Transactions” (ASBJ Statement No.13 issued on June 17, 1993 (Business Accounting Council Working Group No.1), as amended on March 30, 2007) and “Implementation Guidance on Accounting Standard for Lease Transactions” (ASBJ Implementation Guidance No. 16 issued on January 18, 1994 (Accounting System Committee of JICPA) and amended on March 30, 2007). However, finance lease transactions executed before April 1, 2008 where ownership of the leased asset is not transferred to the lessee, continue to be accounted for as operating lease transactions. The impact of this application on operating loss and loss before income taxes was immaterial.

(f)	Change in depreciation method for property, plant, and equipment

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

The Group historically considered the memory business, the system solution and microcomputer businesses as its core operations. The memory business was characterized as requiring continued up-front high-risk investments. In contrast, the system solution and microcomputer businesses are characterized as having long and stable relationships with their customers and therefore a reduced level of up-front high-risk investment is required.

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

The Group’s current business strategy is to specialize in the system solution and microcomputer businesses. Therefore, the Group has adopted the straight-line depreciation method which they believe better matches to its stable revenue and presents its business substance.

3.	Unaudited financial information

The accompanying consolidated statements of operations, change in equity and cash flows for the year ended March 31, 2008 are not audited by the independent auditor.

4.	Supplemental cash flow information

(a)	Reconciliation of cash and cash equivalents

A reconciliation between “cash and deposits in banks” in the consolidated balance sheets and “cash and cash equivalents” in the consolidated statements of cash flows as of March 31, 2010 and 2009 is as follows:

	Yen (Millions)
	2010	2009
Cash and deposits in banks on the consolidated balance sheets	53,867	56,597
Time deposits with maturity of more than three months	(1,262)	(681)
Short-term investments with original maturity of three months or less	57,000	50,000

Cash and cash equivalents	109,605	105,916

(b)	Disbursement from sale of investments in consolidated subsidiaries resulting in change in scope of consolidation

The following table shows the details of assets and liabilities of Renacentis IT Service Co, Ltd., which were excluded from consolidation as a result of sale of shares in the year ended March 31, 2010, and the relationship between selling price and net disbursement due to sales.

Yen (Millions)
Current assets	1,032
Non-current assets	3
Current liabilities	(837)
Noncontrolling interests	(97)
Investment equity after selling	(40)

Selling price	61
Cash and cash equivalents	(285)

Net disbursement due to sales	(224)

The following table shows the details of assets and liabilities of Renesas Semiconductor Europe (Landshut) GmbH, which were excluded from consolidation as a result of sale of shares in the year ended March 31, 2009, and the relationship between selling price and net disbursement due to sales.

Yen (Millions)
Current assets	9,359
Non-current assets	2,751
Current liabilities	(1,634)
Non-current liabilities	(8)
Foreign currency translation adjustment	(181)
Loss on sales of subsidiaries and affiliates’ stocks	(8,437)

Selling price	1,850
Other receivable	(539)
Cash and cash equivalents	(4,302)

Net disbursement due to sales	(2,991)

5.	Inventories

The lower of cost or market adjustments, including inventory reserve adjustment, charged (credited) to cost of sales for the years ended March 31, 2010 and 2009 were ¥(1,260) million and ¥34,428 million, respectively.

6.	Financial instruments

(a)	Description of financial instruments

i)	Policy on financial instruments

In principle, the Company has a policy for cash management and financing primarily to invest in short-term instruments such as deposits in banks and to borrow from financial institutions including banks. The Company enters into derivative transactions for the purposes of hedging the foreign exchange risk associated with trade receivables/payables and the interest rate risk associated with borrowings, and does not engage in such transactions for speculative purposes.

ii)	Nature and risk of financial instruments

Notes and accounts receivable, which represent trade receivables, are exposed to counterparty credit risk. While foreign currency denominated trade receivables are exposed to the risk of foreign currency fluctuations; the Company manages to reduce the risk by using forward exchange contracts against, in principle, the net position after offsetting foreign currency denominated receivables with foreign currency denominated payables.

Investment securities mainly consist of marketable securities of the companies with which the Company’s customers have a business relationship. As such marketable securities are exposed to market volatility risk, the Company keeps track of the fair value on a quarterly basis.

Notes and accounts payable, which represent trade payables, are mostly due within one year. Some of those transactions are settled in foreign currency, giving rise to foreign currency exposure which can be covered by the outstanding foreign currency denominated receivables.

With regard to borrowings and finance lease obligations, short-term borrowings are intended for operating capital whereas long-term borrowings and lease obligations are intended mainly for capital investments with a maximum maturity of nine years after March 31, 2010. Among them, the floating rate instruments are exposed to interest rate risk which is hedged through interest rate swap agreements on a contract-by-contract basis, thereby fixing the amount of interest payments.

The Company’s derivative instruments include forward exchange contracts entered into for the purpose of reducing the exposure to fluctuations in foreign currency exchange rates associated with trade receivables/payables, and interest rate swap agreements entered into for the purpose of reducing the interest rate risk associated with borrowings.

iii)	Risk management of financial instruments

1.	Credit risk management

In accordance with the Detailed Regulations on Customer’s Credit Management, the sales department regularly monitors the trade receivables from major customers; whereby their collectibility and aging are managed on a customer-by-customer basis to detect and address concerns for collectibility caused by a deterioration in a customer’s financial position or other factors in an early stage. The Company’s consolidated subsidiaries have the same policy for credit risk management pursuant to the Company’s Credit Management Regulations.

In executing and monitoring derivative transactions, the Company abides by the internal rules with provisions for authorization, and enters into derivative transactions only with highly-rated financial institutions to minimize credit risk.

2.	Market risk management

In principle, the Company monitors and identifies the risk of foreign exchange fluctuations associated with foreign currency denominated trade receivables/payables on a monthly basis for each currency and uses forward exchange contracts to hedge the risk. In addition, interest rate swaps are used to hedge changes in interest rates on borrowings.

The Company continuously monitors the short-term investment and investment securities regarding the fair value or the financial position of their issuers (i.e. customers) on a regular basis, taking into account the relationships with the customers.

The Finance Department executes derivative transactions in compliance with the policy approved by the Managing Director while the Accounting Department records such transactions and performs the position reconciliation with counterparties. The monthly performance and results are reported to the Managing Director and the General Manager of the Finance & Accounting Control Division; and to the management committee, as needed.

The Company’s consolidated subsidiaries have the same policy for market risk management.

3.	Liquidity risk management in respect of fund raising

The Finance Department develops and updates the funding strategies in a timely manner as well as manages liquidity risks by maintaining short-term liquidity.

The Company’s consolidated subsidiaries have the same policy for liquidity risk management.

iv)	Supplemental information on Fair Value and Other Information Related to Financial Instruments

The contract amount and other amounts provided in the following section (b) “Fair Value and Other Information Related to Financial Instruments” do not represent the market risk associated with derivatives.

(b)	Fair value and other information related to financial instruments

The following table provides the carrying amount on the consolidated balance sheet, the fair value and the difference between them as of March 31, 2010. Note that the items whose fair value is deemed to be significantly difficult to determine are not presented in the following table.

	Yen (Millions)
	Carrying Amount	Fair Value	Difference
(i) Cash and deposits in banks	53,867	53,867	—
(ii) Notes and accounts receivable	121,833	121,833	—
(iii) Short-term investments:
Certificate of deposits	57,000	57,000	—
(iv) Investment securities:
Available-for-sale securities	4,518	4,518	—

Total assets	237,218	237,218

(i) Notes and accounts payable:
1. Trade	105,123	105,123	—
2. Other	32,584	32,584	—
(ii) Short-term borrowings	113,685	113,685	—
(iii) Current portion of long-term borrowings	50,479	50,479	—
(iv) Income tax payable	2,427	2,427	—
(v) Short-term lease obligations	4,532	4,782	250
(vi) Long-term borrowings	52,229	51,848	(381)
(vii) Long-term lease obligations	10,306	9,966	(340)

Total liabilities	371,365	370,894	(471)

Derivatives (*)	(1,103)	(1,103)	—

(*)	Derivative assets/liabilities are reported net with those resulting in net liabilities in total presented in parentheses.

Notes:

(1)	Fair value measurement of financial instruments and information for investment securities and derivatives

Asset

(i)	Cash and deposits in banks, (ii) Notes and accounts receivable, (iii) Short-term investments: Certificate of deposits

These items are carried at cost taking into consideration that their fair value approximates the book value as they are short-term financial instruments.

(iv)	Investment securities: Available-for-sale securities

Quoted market prices are used to measure the fair value of investment securities. See “Note 7 Investment securities” for additional information on investment securities.

Liability

(i)	Notes and accounts payable, (ii) Short-term borrowings, (iii) Current portion of long-term borrowings, (iv) Income tax payable

These items are carried at cost taking into consideration that their fair value approximates the book value as they are settled in a short-term period.

(v)	Short-term lease obligations, (vi) Long-term borrowings, (vii) Long-term lease obligations

The fair value of these items is estimated by discounting the aggregated amount of principal and interest at the interest rate that would be applied to additional loan or lease agreements as of March 31, 2010.

Derivative

See “Note 8 Derivatives instruments” for the relevant information.

(2)	Financial instruments whose fair value is deemed to be significantly difficult to determine

Classification	Yen (Millions)
Non-marketable securities	788

The above non-marketable securities are not quoted and are likely to require excessive costs to estimate their future cash flows. Therefore, they can be deemed as financial instruments whose fair value is significantly difficult to determine, and are excluded from (iv) Investment securities: Available-for-sale securities.

(3)	Expected redeemable amount after the reporting date for monetary claims and securities with maturity

	Yen (Millions)
	2010
	Within 1 year	Over 1 year through 5 years	Over 5 years through 10 years	More than 10 years
Cash and deposits in bank	53,867	—	—	—
Notes and accounts receivable	121,833	—	—	—
Short-term investments	57,000	—	—	—

Total	232,700	—	—	—

(4)	Expected repayments on consolidated bases for long-term borrowings and lease obligations

See “Note 14 Short-term and long-term borrowings” for the relevant information.

(Additional information)

From the year ended March 31, 2010, the Company has applied the “Accounting Standard for Financial Instruments” (ASBJ Statement No10 issued on March 10, 2008) and “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Implementation Guidance No19 issued on March 10, 2008).

7.	Investment securities

Investment securities as of March 31, 2010 and 2009 are classified as available-for-sale securities.

A summary of acquisition cost, gross unrealized gains, gross unrealized losses and aggregate fair value by major type of marketable securities are as follows:

	Yen (Millions)
	2010
		Gross unrealized
	Acquisition cost	Gains	(Losses)	Aggregate fair value
Available-for-sale securities:
Equity securities	1,250	1,032	(55)	2,227
Other	2,291	—	—	2,291

Total	3,541	1,032	(55)	4,518

	Yen (Millions)
	2009
		Gross unrealized
	Acquisition cost	Gains	(Losses)	Aggregate fair value
Available-for-sale securities:
Equity securities	1,498	332	(210)	1,620
Other	1,777	—	—	1,777

Total	3,275	332	(210)	3,397

It is not practicable to estimate the fair value of investments in non-marketable securities due to the lack of market prices and difficulty in estimating fair value without incurring excessive cost. The carrying amount of these investments classified as available-for-sale securities as of March 31, 2010 and 2009 totaled ¥788 million and ¥735 million, respectively.

The aggregate carrying amount of investments in affiliates as of March 31, 2010 and 2009 were ¥5,546 million and ¥2,060 million, respectively.

The following represents the maturities of available-for-sale securities with contractual maturities as of March 31, 2010 and 2009.

	Yen (Millions)
	2010
	Within 1 year	Over 1 year through 5 years	Over 5 years through 10 years	More than 10 years
Bonds;
Corporate bonds	—	—	—	—
Other	57,000	—	—	—

Total	57,000	—	—	—

	Yen (Millions)
	2009
	Within 1 year	Over 1 year through 5 years	Over 5 years through 10 years	More than 10 years
Bonds;
Corporate bonds	—	—	—	—
Other	50,000	—	—	—

Total	50,000	—	—	—

The proceeds from sales of available-for-sale securities for the year ended March 31, 2010 amounted to ¥128 million and the gross realized gains on the sales of those securities for the year ended March 31, 2010 amounted to ¥11 million.

In the year ended March 31, 2010, available-for-sale securities for which market quotations were available were written down by ¥17 million. In the year ended March 31, 2009, available-for-sale securities for which market quotations were available and those for which market quotations were unavailable were written down by ¥1,544 million and ¥28 million, respectively.

8.	Derivative instruments

The Company enters into forward exchange contracts, currency swaps and interest rate swaps. Forward exchange contracts and currency swaps are utilized to hedge currency risk exposure. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. The Company uses derivative instruments only for hedging purposes and not for purposes of trading or speculation. The Company’s management believes that market risk and credit risk relating to derivative instruments used by the Company is relatively low since the Company does not enter into derivative instruments arrangements which increase the market risk and all the counterparties relating to the derivative instruments are creditworthy financial institutions. Derivative transactions are executed in accordance with internal rules and policies approved by Managing Director. In accordance with the policies approved by Managing Director, the Finance Department conducts transactions, and Accounting Department records them to the general ledger, reconciles the balance with the counterparty, and reports the description and balance of the transaction conducted to the Managing Director and the General Manager of the Finance & Accounting Control Division.

The contract or notional amount, estimated fair value and unrealized gain (loss) of derivative instruments as of March 31, 2010 and 2009 are as follows:

	Yen (Millions)
	2010
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Forward exchange contracts:
To sell U.S. dollars	24,887	(581)	(581)
To sell Euros	1,930	55	55
Total	26,817	(526)	(526)

	Yen (Millions)
	2009
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Forward exchange contracts:
To sell U.S. dollars	20,386	(903)	(903)
To sell Euros	623	(28)	(28)

Total	21,009	(931)	(931)

Note:	Fair value represents the amounts derived using the foreign exchange rates prevailing as of March 31, 2010 and 2009, respectively.

	Yen (Millions)
	2010
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Interest rate swaps:
Pay fixed Receive floating	30,000	(577)	(577)

Total	30,000	(577)	(577)

	Yen (Millions)
	2009
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Interest rate swaps:
Pay fixed Receive floating	45,000	(610)	(610)

Total	45,000	(610)	(610)

Note:	Fair value is provided by financial institutions with which the Company entered into the interest rate swap contracts.

9.	Impairment of long-lived assets

The Company recognized impairment losses for the year ended March 31, 2010 as summarized below:

Intended use	Location	Description
Semiconductor equipment	Ome city, Tokyo	Machinery, equipment

Idle assets	Itami city, Hyogo prefecture, and others	Leased assets, Construction in progress, Furniture and fixtures, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amounts of operating assets were reduced to their recoverable amounts in connection with the reduction in production volume due to deteriorated economic conditions. The carrying amounts of idle assets that were not planned for specific future use were reduced to their recoverable amount. The reduction of ¥4,551 million was recorded to other expenses as impairment losses for long-lived assets for the year ended March 31, 2010. The charge was comprised of building and structures (¥1 million), machinery, equipment and vehicles (¥1,818 million), furniture and fixtures (¥641 million), construction in progress (¥1,969 million), leased assets (¥36 million), and intangible assets (¥86 million). The recoverable amounts of idle assets are measured at their estimated net selling price, which are valued at their memorandum value. The recoverable amounts of operating assets were measured at their estimated net selling prices that were reasonably determined, or the value in use. The discount rate used in the determination of value in use was 5%.

The Company recognized impairment losses for the year ended March 31, 2009 as summarized below:

Intended use	Location	Description
Semiconductor equipment	Takasaki city, Gunma prefecture	Machinery, equipment and vehicles, and others

Idle assets	Hitachinaka city, Ibaraki prefecture, and others	Leased assets, Construction in progress, Furniture and fixtures, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amounts of operating assets were reduced to their recoverable amounts in connection with the reduction in production volume due to deteriorated economic conditions. The carrying amounts of idle assets that were not planned for specific future use were reduced to their recoverable amount. The reduction of ¥9,627 million was recorded to other expenses as impairment losses for long-lived assets for the year ended March 31, 2009. The charge was comprised of building and structures (¥13 million), machinery, equipment and vehicles (¥6,100 million), furniture and fixtures (¥1,155 million), construction in progress (¥1,024 million), leased assets (¥852 million), goodwill (¥202 million), intangible assets (¥188 million), and investment and other assets- other (¥93 million). The recoverable amounts of idle assets are measured at their estimated net selling price, which are valued at their memorandum value. The recoverable amounts of operating assets were measured at their estimated net selling prices that were reasonably determined, or the value in use. The discount rate used in the determination of value in use was 5%.

The Company recognized impairment losses for the year ended March 31, 2008 as summarized below:

Intended use	Location	Description
Semiconductor equipment	Nagano city, Nagano prefecture	Building and structures, Furniture and fixtures

Idle assets	Chitose city, Hokkaido	Land, and others

	Kodaira city, Tokyo, and others	Furniture and fixtures, Construction in progress, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amounts of operating assets were reduced to their recoverable amounts in connection with the reduction in production volume due to deteriorated economic conditions. The carrying amounts of idle assets that were not planned for specific future use were reduced to their recoverable amount. The reduction of ¥2,864 million was recorded to other expenses as impairment losses for long-lived assets for the year ended March 31, 2008. The charge was comprised of building and structures (¥724 million), machinery, equipment and vehicles (¥54 million), furniture and fixtures (¥1,053 million), construction in progress (¥550 million), land (¥23 million), goodwill (¥440 million), intangible assets (¥10 million), and investment and other assets- other (¥10 million). The recoverable amounts of idle assets are measured at their estimated net selling price, which are valued at appraisal value for land and their memorandum value for other than land. The recoverable amounts of operating assets were measured at their estimated net selling prices that were reasonably determined and valued at the amounts expected to be realized from their disposal, or the value in use. The discount rate used in the determination of value in use was 5%.

10.	Deferred gains on sale of asset qualified under Japanese Corporate Tax Law

For the qualified transactions of sale of asset with purchase of alternative asset under Japanese Corporate Tax Law, certain gains on sale of assets have been deferred by offsetting the gains against the cost of alternatively acquired assets. The cumulative amount offset as of March 31, 2010 and 2009 was ¥5,511 million and ¥5,579 million, respectively as follows:

	Yen (Millions)
	2010	2009
Land	3,278	3,318
Building and structures	1,955	1,955
Machinery, equipment and vehicles	278	304
Furniture and fixtures	—	2

Total	5,511	5,579

11.	Leases

As of March 31, 2010 and 2009, finance leases mainly comprised of LSI manufacturing equipment and CAD software for designing LSI manufacturing equipment.

The calculation method for depreciation of leased assets is described in Note 1 (k). Finance lease transactions executed on or before March 31, 2008, where ownership of the leased asset is not transferred to the lessee, continue to be accounted for as operating lease transactions.

The following pro forma amounts represent the acquisition cost, accumulated depreciation, accumulated loss on impairment and net book value of the leased assets as of March 31, 2010 and 2009, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Yen (Millions)
	2010	2009
Acquisition cost:
Machinery, equipment and vehicles	20,855	36,810
Other	14	15

	20,869	36,825

Less:
Accumulated depreciation	(14,007)	(24,585)
Accumulated loss on impairment	(448)	(828)

Net book value	6,414	11,412

The future lease payments under finance leases at March 31, 2010 and 2009 for lease transactions executed on or before March 31, 2008 are as follows:
	Yen (Millions)
	2010	2009
Future lease payments:
Due within one year	3,670	6,029
Due over one year	3,986	7,779

	7,656	13,808

Impairment losses amounting to ¥448 million were recorded for the year ended March 31, 2010 relating to the finance leases in the table above.

Total lease payments, the amounts corresponding to pro forma depreciation and pro forma interest expense and actual impairment losses on the finance leases for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Yen (Millions)
	2010	2009	2008
Lease payments	6,012	12,114	16,939
Depreciation	5,160	10,636	15,347
Interest expense	245	404	510
Impairment losses	36	828	—

Amounts corresponding to pro forma depreciation under finance leases were computed by the straight-line method in which the lease period is used as the useful lives and it is assumed that the residual value of the relevant asset falls to nil at the end of the lease period.

Differences between total lease payments and the amounts corresponding to acquisition cost of the leased properties are considered interest expense equivalents. Amounts corresponding to interest expense are allocated using the interest method over the lease terms.

Future lease payments for non-cancelable operating leases as a lessee as of March 31, 2010 and 2009 are as follows:

	Yen (Millions)
	2010	2009
Future lease payments:
Due within one year	6,212	7,207
Due over one year	7,420	13,968

	13,632	21,175

12.	Related party transactions

Related party transactions for the years ended March 31, 2010, 2009 and 2008 are as follows:

Yen (Millions)
2010
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Ltd	Chiyoda-ku, Tokyo	408,810	Manufacturing and sales of electrical machinery and apparatuses	(Owned) Direct 55.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	39,435 (892,650 shares	)	—	—

Other affiliates	Mitsubishi Electric Corporation	Chiyoda-ku, Tokyo	175,820	Manufacturing and sales of heavy electric machinery system, industrial mechatronics system, electronic devices, home appliance, and others	(Owned) Direct 45.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	32,265 (730,350 shares	)	—	—

Affiliated company	Renesas Easton Co., Ltd.	Chiyoda-ku, Tokyo	3,433	Sales of integrated circuit, semiconductor device, display device and others	Direct 30.01	Sales of integrated circuit, semiconductor device, display device and others	Sales of integrated circuit, semiconductor device, display device and others	36,967		Accounts receivable	11,598

Other affiliates	Hitachi Capital Corporation	Minato-ku, Tokyo	9,983	Finance service and others	Direct — Indirect —	Lease of manufacturing facility and business equipment	Factoring and others	Transfer of payable 19,597 Payment 16,738		Accounts payable	8,275

Other affiliates	Hitachi High- Technologies Corporation	Minato-ku, Tokyo	7,938	Manufacturing, sales and service of physics and chemistry device, electronic device, metal material and others	(Owned) Direct — Indirect —	Purchase of electro device manufacturing equipment, material and others	Purchase of material and others	18,193		Accounts payable	7,070

Yen (Millions)
2009
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Ltd.	Chiyoda-ku, Tokyo	282,033	Manufacturing and sales of electrical machinery and apparatuses	(Owned) Direct 55.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	29,700 (297,000 shares	)	—	—

Other affiliates	Mitsubishi Electric Corporation	Chiyoda-ku, Tokyo	175,820	Manufacturing and sales of heavy electric machinery system, industrial mechatronics system, electronic devices, home appliance, and others.	(Owned) Direct 45.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders Sales of assets	24,300 (243,000 shares 10,675)		— —	— —

Yen (Millions)
2008
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Capital Corporation	Minato-ku, Tokyo	9,983	Financial service	Direct — Indirect —	Leasing manufacturing facility and office equipment, and others.	Sales of assets	8,026		Other receivable	7,997

Notes:	Consumption taxes are not included in the transaction amount but in the amount of year end balance.

(1)	Price and condition of transactions are determined by negotiating the price suggested by the Company with consideration given to the prevailing market price.

(2)	The transaction captured under “Allocation of new shares to stockholders” was approved by the special meeting of the Board of Directors. “Transaction amount” shows the number of shares allotted and the amount multiplied by the issue price per one share allotted.

13.	Income taxes

The tax effects of temporary differences and net operating loss carry forwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2010 and 2009 are presented below:

	Yen (Millions)
	2010	2009
Deferred tax assets:
Accrued bonus	6,984	5,651
Allowance for doubtful receivable	97	317
Losses on valuation of inventories	11,309	14,542
Losses on valuation of securities	5,301	5,800
Excess depreciation	9,407	11,473
Impairment losses for long-lived assets	1,451	2,091
Provision for loss on order received	742	1,970
Provision for loss on business liquidation	559	2,425
Retirement and severance benefits	11,418	12,850
Net operating loss carry forwards	119,109	77,082
Other	7,485	8,956

	173,862	143,157
Less amounts offset against deferred tax liability	(1,378)	(1,696)
Less valuation allowance	(169,475)	(137,346)

Total deferred tax assets	3,009	4,115
Deferred tax liabilities:
Reserve for special depreciation	36	39
Unrealized gain on available-for-sale securities	391	45
Undistributed earnings of foreign subsidiaries	2,027	2,060
Accumulated depreciation	1,749	1,504
Prepaid pension cost	660	584
Other	247	166

	5,110	4,398
Less amounts offset against deferred tax assets	(1,378)	(1,696)

Total deferred tax liabilities	3,732	2,702

Net deferred tax assets (liabilities)	(723)	1,413

Net deferred tax assets (liabilities) as of March 31, 2010 and 2009 are included in the following line items in the consolidated balance sheet.

	Yen (Millions)
	2010	2009
Deferred tax assets – current	1,610	1,612
Deferred tax assets – non-current	1,399	2,503
Other current liabilities (Deferred tax liabilities – current)	39	—
Deferred tax liabilities – non-current	3,693	2,702

The reconciliation between the applicable statutory income tax rate and the effective income tax rate for the year ended March 31, 2008 is as follows:

2008
Statutory income tax rate	40.77%
Expense not deductible for tax purpose	1.88
Income not recognizable for tax purpose	(0.76)
Per capita portion of inhabitant tax	0.40
Difference in statutory tax rates of foreign subsidiaries	(8.67)
Undistributed earnings of foreign subsidiaries	22.65
Dividends from foreign subsidiaries eliminated for consolidation purposes	8.88
Changes in valuation allowance	4.90
Other	(3.74)

Effective income tax rate	66.31%

Note:	Figures for the years ended March 31, 2010 and 2009 are not presented in the table above, as losses before income taxes are recorded for these years.

14.	Short-term and long-term borrowings

	Yen (Millions)		2010		2009
	2010	2009	Average interest rate (%)	Maturities	Average interest rate (%)	Maturities
Short-term borrowings	113,685	124,999	0.98	—	1.15	—
Current portion of long-term borrowings	50,479	53,909	0.93	—	1.17	—
Current portion of Lease obligation	4,532	919	2.89	—	2.46	—
Long-term borrowings	52,229	100,580	1.59	2011-2012	1.43	2010-2012
Lease obligations	10,306	3,357	2.76	2011-2019	2.49	2010-2019
Other interest bearing liabilities
Accounts payable – Other (installment payables)	9	14	—	—	—	—
Other non-current liabilities (installment payables – non current)	15	—	—	—	—	—

Total	231,255	283,778

a) Average interest rate is a weighted average interest rate of the ending balance of borrowings.

b) The aggregate annual maturities of long-term borrowings and lease obligations subsequent to March 31, 2010 and 2009 are summarized as follows:

	Yen (Millions)
	2010
	Due over 1 year to 2 years	Due over 2 years to 3 years	Due over 3 years to 4 years	Due over 4 years to 5 years
Long-term borrowings	37,005	15,224	—	—
Lease obligations	4,547	3,489	2,065	73
Other non-current liabilities (installment payables-non current)	9	6	—	—

	Yen (Millions)
	2009
	Due over 1 year to 2 years	Due over 2 years to 3 years	Due over 3 years to 4 years	Due over 4 years to 5 years
Long-term borrowings	48,084	37,496	15,000	—
Lease obligations	941	859	765	603

15.	Retirement and severance benefits

The Company and its domestic subsidiaries have various defined benefit plans such as defined benefit corporate pension plan, qualified retirement pension plan and termination allowance plan, as well as a defined contribution pension plan. In addition, in certain cases, the Company and its domestic subsidiaries may make premium severance payments for employee retirement. Certain foreign subsidiaries have defined benefit pension plans and defined contribution pension plans. Some domestic subsidiaries made transition to defined contribution pension plans for a certain portion of termination allowance plan in October 2009 and October 2008.

Funded status of the Company’s and subsidiaries’ plans as of March 31, 2010 and 2009 are summarized as follows:

	Yen (Millions)
	2010	2009
Projected benefit obligations	(136,381)	(136,986)
Plan assets at fair value	82,961	71,740

Funded status	(53,420)	(65,246)
Unrecognized transitional obligation	176	598
Unrecognized actuarial loss	42,778	55,661
Unrecognized prior service benefit	(15,060)	(16,487)

Net amount recognized in the consolidated balance sheets	(25,526)	(25,474)

Amounts recognized in the consolidated balance sheet consist of:
Retirement and severance benefits	(27,286)	(27,152)
Investments and other assets – Other	1,760	1,678

	(25,526)	(25,474)

Notes:

(1)	Certain subsidiaries apply the simplified method in the determination of retirement benefit obligations.

Simplified method can be applied to the defined benefit plans with less than 300 eligible employees, and unrealized gains and losses are recognized in the statements of operations, instead of other comprehensive income.

(2)	Certain domestic subsidiaries made the transition to defined contribution pension plans for a certain part of termination allowance plan.

The following table sets forth the impact of partial transition from termination allowance plan to defined contribution pension plan for the years ended March 31, 2010 and 2009.

	Yen (Millions)
	2010	2009
Decrease in retirement benefit obligation	973	5,164
Decrease in plan asset	(152)	—
Unrecognized transitional obligation	(3)	53
Unrecognized actuarial gains and losses	(161)	(770)
Unrecognized prior service cost	(353)	(142)

Decrease in provision for retirement benefit	304	4,305

Due to the transition, plan assets to be transferred to the defined contribution pension plan amounted to ¥697 million for the year ended March 31, 2010, which will be completed over four years. As of March 31, 2010, the amount to be transferred in subsequent years was ¥432 million, which was recorded in Notes and accounts payable - other and Other non-current liabilities.

Due to the transition, plan assets to be transferred to the defined contribution pension plan amounted to ¥4,650 million for the year ended March 31, 2009, which will be completed over four years. As of March 31, 2009, the amount to be transferred in the subsequent years was ¥2,915 million, which was recorded in Notes and accounts payable - other and Other non-current liabilities.

Net periodic benefit costs for the Company’s and subsidiaries’ plans for the years ended March 31, 2010, 2009 and 2008 consisted of the following components:

	Yen (Millions)
	2010	2009	2008
Service cost	5,819	6,158	6,633
Interest cost	3,263	3,509	3,581
Expected return on plan assets	(2,322)	(2,297)	(2,312)
Amortization of transitional obligation	419	415	410
Amortization of unrecognized actuarial loss	5,667	5,327	4,565
Amortization of prior service benefit	(1,539)	(1,345)	(1,122)

Net periodic benefit cost	11,307	11,767	11,755

Costs associated with mass retirements	—	1,088	—
Loss on transfer to defined contribution pension plan	393	343	—
Other	1,185	1,123	1,084

Total	12,885	14,321	12,839

Notes:

(1)	Retirement benefit costs incurred by the subsidiaries applying the simplified method are recorded in “Service cost.”

(2)	“Other” represents the contribution payment for the defined contribution pension plan.

(3)	Costs associated with mass retirement are included in “Business structure improvement expenses” in other expenses for the year ended March 31, 2009.

(4)	Losses on transfer to defined contribution pension plan are included in other expenses for the years ended March 31, 2010 and 2009.

(5)	In addition to the retirement benefit costs listed above, severance benefits paid due to the special early retirement benefits program of Renesas group of ¥8,163 million are recorded as “Business structure improvement expenses” in other expenses for the year ended March 31, 2009.

(6)	In addition to the retirement benefit costs listed above, severance benefits paid due to business structure improvement of subsidiaries of ¥3,227 million for the year ended March 31, 2008 are included in “Expenses for restructuring assembly and packaging system” (¥3,004 million), “Expenses for restructuring distribution companies” (¥215 million) and “Expenses for restructuring circuit design companies” (¥8 million) in the table presented in Note 19 “Business structure improvement expenses”.

Actuarial assumptions used in the accounting for the Company’s and subsidiaries’ plans are principally as follows:

	2010	2009	2008
Allocation method for the projected benefit obligation	Straight-line method	Straight-line method	Straight-line method
Discount rate	2.0% - 2.5%	2.0% - 2.5%	2.0% - 2.5%
Expected rate of return on plan assets	2.0% - 3.5%	2.0% - 3.5%	2.0% - 3.5%

16.	Stockholders’ equity

As a result of the issuance of shares through the allocation of new shares to stockholders for the year ended March 31, 2010, the number of common shares outstanding as of March 31, 2010 has increased to 7,163,000 shares. The Company’s common stock has no par value in accordance with the Japanese Corporate Law (JCL). Under JCL, at least 50% of the amount actually paid in consideration for newly issued stock is designated as stated common stock and proceeds in excess to the amount designated as stated common stock are credited as capital surplus.

17.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended March 31, 2010, 2009 and 2008 comprised the following:

	Yen (Millions)
	2010	2009	2008
Research and development expenses	17,961	29,402	31,772
Employees’ salaries and bonuses	28,297	33,322	37,949
Fee for patent and other	11,305	13,376	15,740
Provision of allowance for doubtful receivables	70	15	—
Other	50,343	59,044	68,511

Total	107,976	135,159	153,972

18.	Research and development

Research and development expenses, which are included in the manufacturing cost and selling, general and administrative expenses, totaled ¥118,415 million, ¥148,671 million and ¥167,218 million for the years ended March 31, 2010, 2009 and 2008, respectively.

19.	Business structure improvement expenses

The business structure improvement expenses for the years ended March 31, 2010, 2009 and 2008 are mainly comprised the following:

	Yen (Millions)
	2010	2009	2008
Premium severance payment due to early retirement	—	8,163	—
Expenses for restructuring wafer-processing fab	—	3,532	—
Expenses for restructuring assembly and packaging fab	202	3,779	3,965
Expenses for restructuring distribution companies	—	1,398	215
Expenses for restructuring design companies	—	—	28

Total	202	16,872	4,208

20.	Per share data

(a)	Net income (loss) per share:

Calculation of net income (loss) per share attributable to the Company for the years ended March 31, 2010, 2009 and 2008 is as follows:

	Yen (Millions)
	2010	2009	2008
Net income (loss) attributable to the Company	(81,344)	(203,257)	9,468

	Shares
	2010	2009	2008
Weighted-average number of common shares outstanding	5,826,079	5,002,959	5,000,000

	Yen
	2010	2009	2008
Net income (loss) attributable to the Company per share	(13,962.13)	(40,627.31)	1,893.64

Diluted net income (loss) per share is not calculated herein since the Company has no dilutive potential common shares outstanding during the years ended March 31, 2010, 2009 and 2008.

(b)	Net assets per share:

Calculation of net assets per share for the years ended March 31, 2010 and 2009 is as follows:

	Yen (Millions)
	2010	2009
Net assets on the consolidated balance sheets	166,801	176,888
Less noncontrolling interests	2,029	2,390

Net assets attributable to the Company	164,772	174,498

	Shares
	2010	2009
Number of common shares outstanding	7,163,000	5,540,000

	Yen
	2010	2009
Net assets per share attributable to the Company	23,003.07	31,497.69

21.	Contingent liabilities

Contingent liabilities for guarantee of employees’ housing loans from banks and other at March 31, 2010 and 2009 are ¥1,113 million and ¥1,367 million, respectively.

22.	Business combinations

Business divestiture

(a)	The name of the transferee, nature of the transferred business, main reason for separating the businesses, date of the separation and overview of the business separation including the legal form of the separation

i)	Name of the transferee

Easton Electronics Co., Ltd.

ii)	Nature of the transferred businesses

Sale of semiconductor devices, integrated circuits, display devices, other electronic parts and electronic instruments including equipment for development; development of software; offering of support; designing; consulting and others.

iii)	Main reason for separating the businesses

Renesas Devices Sales Co., Ltd. (a wholly-owned subsidiary of Renesas Technology Corp.) has been successful especially in the industrial machinery and entertainment fields whereas Easton Electronics Co., Ltd., the transferee, has been competitive in markets such as automobile electrical equipment and digital consumer products. Upon completion of this business divestiture, the newly-formed company (Renesas Easton Co., Ltd.) aims to expand its business by investing its operating resources into developing new customers or launching new businesses particularly in the areas including automobile electrical equipment, industrial machinery, digital consumer products and amusement products.

iv)	Date of the separation

April 1, 2009

v)	Overview of the business separation including the legal form of the separation

This business divestiture takes the form of a merger by absorption where Easton Electronics Co., Ltd. (the surviving company) merges with Renesas Devices Sales Co. The consideration is received only in the form of stocks of the newly-formed company (Renesas Easton Co., Ltd.).

(b)	Overview of accounting procedure

i)	Gains and losses on the transferred businesses

•	¥3,478 million of negative goodwill (which is amortized in the current period in full) is recognized as Gain on one-time amortization of negative goodwill in other income.

•	¥1,757 million arising from changes in interest is recognized as Loss on disposition of subsidiary in other expenses.

ii)	Appropriate book value of assets and liabilities associated with the transferred businesses and their breakdown

Yen (Millions)
Current assets	11,072
Non-current assets	876

Total assets	11,948

Current liabilities	8,169
Non-current liabilities	244

Total liabilities	8,413

23.	Segment information

(a)	Business segment information:

The business of the Company and its subsidiaries is solely to develop, design, manufacture and sell semiconductor products for the years ended March 31, 2010, 2009 and 2008. Therefore, no business segment information is provided.

(b)	Geographic segment information:

	Yen (Millions)
	2010
	Japan	Asia	North America	Europe	Total	Elimination/ Corporate	Consolidated
Net sales:
(1) Sales to outside customers	421,197	111,574	31,984	35,035	599,790	—	599,790
(2) Inter-segment sales	157,192	88,752	2,776	4,612	253,332	(253,332)	—

Total	578,389	200,326	34,760	39,647	853,122	(253,332)	599,790
Operating expenses	647,894	194,908	34,096	38,784	915,682	(251,876)	663,806

Operating income (loss)	(69,505)	5,418	664	863	(62,560)	(1,456)	(64,016)

Assets	584,027	88,545	16,167	17,961	706,700	(95,773)	610,927

	Yen (Millions)
	2009
	Japan	Asia	North America	Europe	Total	Elimination/ Corporate	Consolidated
Net sales:
(1) Sales to outside customers	508,307	113,107	37,369	43,956	702,739	—	702,739
(2) Inter-segment sales	165,132	107,724	2,670	11,579	287,105	(287,105)	—

Total	673,439	220,831	40,039	55,535	989,844	(287,105)	702,739
Operating expenses	779,550	215,751	39,320	54,481	1,089,102	(289,790)	799,312

Operating income (loss)	(106,111)	5,080	719	1,054	(99,258)	2,685	(96,573)

Assets	643,429	73,753	12,691	17,125	746,998	(64,061)	682,937

	Yen (Millions)
	2008
	Japan	Asia	North America	Europe	Total	Elimination/ Corporate	Consolidated
Net sales:
(1) Sales to outside customers	689,771	144,356	49,572	66,820	950,519	—	950,519
(2) Inter-segment sales	224,796	98,839	3,767	22,934	350,336	(350,336)	—

Total	914,567	243,195	53,339	89,754	1,300,855	(350,336)	950,519
Operating expenses	878,612	237,363	52,468	87,742	1,256,185	(349,146)	907,039

Operating income	35,955	5,832	871	2,012	44,670	(1,190)	43,480

Assets	918,235	99,881	20,493	38,462	1,077,071	(200,594)	876,477

Notes:

(1)	Segment information by geographic area is determined by taking into account the geographic area where the Company or its subsidiaries are located.

(2)	The countries and regions in each geographic segment excluding Japan:

i)	Asia: China, Korea, Malaysia, Singapore, Vietnam, Taiwan
ii)	North America: U.S.A, Canada
iii)	Europe: England, France, Germany

(3)	As described in Note 2 (c), write down of inventories that are not held in the ordinary course of business, which were historically included in other expenses, are now recorded as a part of cost of sales from the year ended March 31, 2009. Accordingly, the operating expenses increased by ¥4,716 million and ¥3 million in “Japan” and “Asia,” respectively, with operating income for the year ended March 31, 2009 decreased by the corresponding amounts, compared with the amounts that would have been reported if the previous method had been applied.

(4)	As described in Note 2 (f), the Company and consolidated domestic subsidiaries previously accounted for buildings acquired on after April 1, 1998 using the straight-line method, and property, plant and equipment besides those buildings using the declining balance method. Most consolidated foreign subsidiaries previously accounted for them using the straight-line method. From the year ended March 31, 2008, all property, plant, and equipment have been accounted for using the straight-line method.

(c)	Overseas sales:

The following information comprises sales and percentages of sales attributed to geographical regions based on customers’ location for the years ended March 31, 2010, 2009 and 2008.

	Yen (Millions)
	2010		2009		2008
Overseas sales:
Asia	118,500	19.7%	134,562	19.2%	159,038	16.7%
Europe	34,115	5.7%	42,505	6.0%	64,157	6.8%
North America	27,946	4.7%	27,977	4.0%	44,253	4.7%
Other areas	2,418	0.4%	6,332	0.9%	5,892	0.6%

Total	182,979	30.5%	211,376	30.1%	273,340	28.8%
Consolidated sales	599,790	—	702,739	—	950,519	—

Notes:

1.	Segment information by geographic area is determined by taking into account the geographic area where the Company or its subsidiaries are located.

2.	The countries and regions in each geographic segment excluding Japan:

i)	Asia: China, Korea, Taiwan, Malaysia, Singapore, India and other
ii)	North America: U.S.A, Canada
iii)	Europe: Germany, France, Italia, England, Hungary and other
iv)	Other areas: Latin America, Middle and Near East

3.	Overseas sales comprise the sales of the Company and its foreign subsidiaries.

24.	Subsequent events

Having been approved by the extraordinary general meeting of shareholders on February 24, 2010, the Company merged with NEC Electronics on April 1, 2010. NEC Electronics was identified as the surviving entity, and the Company as the dissolving entity.

Summary of business combination is as follows.

(1)	Name of surviving entity: NEC Electronics Corporation

(2)	Major operations of acquirer: R&D, manufacturing, sale, and servicing of semiconductor devices mainly on system LSIs.

(3)	Major reasons for the business combination:

Both as leading semiconductor companies, NEC Electronics and the Company provide a wide variety of semiconductor solutions, primarily specializing in microcontroller units (MCUs). In light of fierce global competition and structural changes triggered by the rapid expansion of emerging markets in the semiconductor market, NEC Electronics and the Company have merged, in order to further strengthen their business foundations and technological assets, while increasing corporate value through enhanced customer satisfaction.

(4)	Date of business combination: April 1, 2010

(5)	Legal form of the combination:

It was absorption-type merger with NEC Electronics as the surviving entity and the Company as the dissolving entity.

(6)	Company name after business combination: Renesas Electronics Corporation

25.	Reconciliation to generally accepted accounting principles in United States (“US GAAP”)

The Company is incorporated in Japan and prepares its consolidated financial statements in accordance with generally accepted accounting principles in Japan (“J GAAP”). J GAAP varies in certain significant respects from US GAAP. The differences between J GAAP and US GAAP and the effect on the consolidated net loss attributable to the Company, comprehensive loss and consolidated equity for the years ended March 31, 2010 and 2009 are presented below, with an explanation of the adjustments. There are no material effects on the statements of cash flows under J GAAP for the purposes of reconciliation to US GAAP.

(a)	Reconciliation of net loss

	Yen (Millions)
	2010	2009
Net loss attributable to Renesas Technology under J GAAP	(81,344)	(203,257)

Inventory valuation (i)	—	8,710
Goodwill (ii)	(12,653)	499
Impairment loss on investments in affiliates (iii)	(3,667)	—
Accrued vacation (iv)	(362)	402
Deferred gains on sales of assets (v)	(96)	(98)
Other (vii)	408	(433)

US GAAP adjustments total	(16,370)	9,080
Tax effect on reconciling items (viii)	1,316	(4,335)
Adjustment for valuation allowance on deferred tax assets (ix)	(87)	(18,384)

Net loss attributable to Renesas Technology in accordance with US GAAP	(96,485)	(216,896)

(b)	Comprehensive loss

	Yen (Millions)
	2010	2009
Net loss attributable to Renesas Technology in accordance with US GAAP	(96,485)	(216,896)
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available-for-sale securities	529	(73)
Pension liability adjustment	11,150	2,569
Foreign currency translation adjustment	(703)	(7,190)

Total other comprehensive income (loss)	10,976	(4,694)

Comprehensive loss attributable to Renesas Technology in accordance with US GAAP	(85,509)	(221,590)

(c)	Reconciliation of equity

	Yen (Millions)
	2010	2009
Total equity under J GAAP	166,801	176,888

Goodwill (ii)	(1,127)	11,617
Impairment loss on investments in affiliates (iii)	(3,667)	—
Accrued vacation (iv)	(3,774)	(3,407)
Deferred gains on sales of assets (v)	4,108	4,205
Pension liability adjustment (vi)	(27,894)	(39,772)
Other (vii)	(1,216)	(1,118)

US GAAP adjustments total	(33,570)	(28,475)
Tax effect on reconciling items (viii)	11,175	14,447
Adjustment for valuation allowance on deferred tax assets (ix)	(13,496)	(17,775)

Equity in accordance with US GAAP	130,910	145,085

Following table shows the differences of significant balance sheet captions under J GAAP and US GAAP for the years ended March 31, 2010 and 2009.

(d)	Balance sheet items according to J GAAP and US GAAP

	Yen (Millions)
	J GAAP		US GAAP
	2010	2009	2010	2009
Current assets	329,293	350,303	332,884	350,477
Non-current assets	281,634	332,634	287,742	361,202

Total Assets	610,927	682,937	620,626	711,679

Current liabilities	340,238	358,211	350,734	368,263
Non-current liabilities	103,888	147,838	138,982	198,331
Total equity	166,801	176,888	130,910	145,085

Total liabilities and equity	610,927	682,937	620,626	711,679

(e)	Summary of reconciling items to US GAAP

(i)	Inventory valuation

Under J GAAP, inventory was historically stated at cost. In July 2006, the Accounting Standards Board of Japan (“ASBJ”) issued ASBJ Statement No. 9, “Accounting Standard for Measuring of Inventories”, which was effective for the years beginning on or after April 1, 2008. This standard requires that inventories be measured at the lower of cost or net realizable value, which is defined as the selling price less estimated additional manufacturing costs and estimated direct selling expenses. The Company applied this new accounting standard starting the year ended March 31, 2009 (as described in Note 2). US GAAP historically required that inventories be stated at the lower of cost or market. Accordingly, the Company adjusted for the effects of differences in beginning inventory values.

(ii)	Goodwill

Under J GAAP, goodwill is capitalized and amortized over a period up to 20 years, depending on circumstances. When an indicator of impairment is identified, an impairment test shall be performed. However, no annual impairment testing is required. Under US GAAP, goodwill is capitalized and should not be amortized. Goodwill is reviewed for impairment annually and when indicators of impairment arise. As such under US GAAP, for the year ended March 31, 2010, the Company identified goodwill impairment and recognized an impairment loss.

(iii)	Impairment loss on investments in affiliates

Under J GAAP, investments in affiliated companies that the Company does not control but has an ability to exercise significant influence are accounted for by the equity method. Significant influence is generally deemed to exist if the Company and its subsidiaries directly or indirectly have an ownership interest in the voting rights in investee of 20% or more but less than or equal to 50%. In addition, under J GAAP investments in affiliates are not subject to impairment testing. Under US GAAP, for other than temporary declines in the value, investments are measured at fair value and an impairment loss is recognized for the difference between the book value and fair value. As such under US GAAP, for the year ended March 31, 2010, the Company concluded that the decline in the fair value of certain investments in affiliates was other than temporary and recognized an impairment loss.

(iv)	Accrued vacation

Under US GAAP, an employer shall accrue a liability for employees’ compensation for future absences, such as vacations, if certain conditions are met. Such liabilities are accrued in the periods in which the benefits are earned. J GAAP does not specifically require a company to accrue a liability for future compensated absence.

(v)	Deferred gains on sales of assets

For the qualified transactions of sale of asset with purchase of alternative asset under the Japanese Corporate Tax Law, certain gains on sale of assets have been deferred by offsetting the gains against the cost of alternatively acquired assets under J GAAP. Under US GAAP, such treatment is not acceptable. The adjustment to US GAAP affects the carrying amount of the acquired asset and its depreciation.

(vi)	Pension liability adjustment

Under US GAAP, actuarial gains and losses and prior service costs, after tax effects, that arise during the period but are not recognized as components of net periodic benefit or cost of the period are recognized in accumulated other comprehensive income. Under J GAAP, such gains and losses are not recognized in the balance sheet.

(vii)	Other

Other adjustments include the financial statement impacts primarily for asset retirement obligations and capital leases which are not recognized for J GAAP purposes.

(viii)	Tax effect on reconciling items

This adjustment mainly relates to the tax effects of the adjustments for US GAAP purposes prior to consideration of valuation allowance for deferred tax assets.

(ix)	Adjustment for valuation allowance on deferred tax assets

The adjustment mainly relates to the changes in the valuation allowance on deferred tax assets determined under US GAAP. For the year ended March 31, 2009, the valuation allowance was increased due to the change in judgment about the realizability of the deferred tax assets, mainly related to the pension liability adjustment originally charged to other comprehensive income as describe above (vi).

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Renesas Electronics Corporation

We have audited the accompanying consolidated balance sheets of Renesas Technology Corp. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, change in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renesas Technology Corp. and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan, which differ in certain respects from U.S. generally accepted accounting principles (see Note 25 to the consolidated financial statements).

The accompanying consolidated statements of operations, change in equity and cash flows of Renesas Technology Corp. and subsidiaries for the year ended March 31, 2008 were not audited by us in accordance with auditing standards generally accepted in the United States and, accordingly, we do not express an opinion on them in accordance with auditing standards generally accepted in the United States.

/S/ Ernst & Young ShinNihon LLC

Tokyo, Japan

June 29, 2010