Form 20-F/A
period 2010-03-31
HITACHI LTD
filed 2010-07-29
CIK 47710

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A has been filed by us to amend the annual report on Form 20-F for the fiscal year ended March 31, 2010 filed on June 29, 2010. This amendment includes corrections of certain errors that were included in the original report as noted below. We do not intend to revise, update, amend or restate the information presented in any other items of such annual report on Form 20-F or reflect any events that have occurred after the filing of such annual report on Form 20-F. Among other things, forward-looking statements and risk factors contained in such annual report on Form 20-F have not been revised to reflect events, results or developments that have occurred or facts that became known to us after filing such annual report on Form 20-F, and such forward-looking statements and risk factors should be read in their historical context.

The principal changes are as follows:

Item 6.	Directors, Senior Management and Employees

E. Share Ownership

The number of shares of our common stock owned by Mr. Takashi Kawamura as of June 29, 2010 is amended from 88,000 shares to 127,720 shares, and thereby the total number of shares of our common stock owned by Directors and Executive Officers as of June 29, 2010 is amended from 1,420,450 shares to 1,460,170 shares.

With the exception of the foregoing amendments, no part of the annual report on Form 20-F for the fiscal year ended March 31, 2010 filed on June 29, 2010 is being amended, and the filing of this Amendment No. 1 on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 29, 2010.

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

Directors

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Tadamichi Sakiyama
(Jun. 13, 1941)	Board Director (Chair)	6/2009	Board Director (Chair), Hitachi, Ltd.
		6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	General Manager, Internal Auditing Office
		4/1964	Joined Hitachi, Ltd.
Yoshie Ota
(Sep. 1, 1942)	Director	6/2007	Director, Hitachi, Ltd.
		7/2005	Advisor, Japan Institute of Workers’ Evolution (Retired in March 2010)
		7/1998	Chairman, Japan Institute of Workers’ Evolution
		6/1995	Director-General, Women’s Bureau, Ministry of Labour
		7/1994	Director-General, Minister’s Secretariat, Ministry of Labour
		12/1991	Vice Governor of Ishikawa Prefecture

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Mitsuo Ohashi
(Jan. 18, 1936)	Director (Advisor, Showa Denko K.K.)	3/2010	Advisor, Showa Denko K.K. (Currently in office)
		6/2007	Director, Hitachi, Ltd.
		3/2007	Chairman of the Board, Showa Denko K.K.
		1/2005	Chairman of the Board and Representative Director, Showa Denko K.K.
		3/1997	President (CEO) and Representative Director, Showa Denko K.K.
Akihiko Nomiyama
(Jun. 15, 1934)	Director (Special Advisor, NIPPON MINING HOLDINGS, INC.)	6/2007	Director, Hitachi, Ltd.
		6/2006	Special Advisor, NIPPON MINING HOLDINGS, INC. (Currently in office)
		6/2003	Chairman of the Board and Representative Director, NIPPON MINING HOLDINGS, INC.
		9/2002	President and CEO and Representative Director, NIPPON MINING HOLDINGS, INC.
Kenji Miyahara
(Nov. 5, 1935)	Director (Honorary Adviser, Sumitomo Corporation)	6/2010	Honorary Adviser, Sumitomo Corporation (Currently in office)
		6/2007	Director, Hitachi, Ltd. Senior Adviser, Sumitomo Corporation
		6/2001	Chairman of the Board and Representative Director, Sumitomo Corporation
		6/1996	President and Chief Executive Officer and Representative Director, Sumitomo Corporation
Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	4/2008	Partner, Ihara and Motobayashi (Currently in office)
		6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		7/1971	Partner, Mori Sogo Law Offices
		4/1963	Member of the Tokyo Bar Association
Isao Ono
(May 23, 1944)	Director (Chairman of the Board, Hitachi Software Engineering Co., Ltd.)	6/2010	Director, Hitachi, Ltd.
		4/2010	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (Currently in office)
		6/2006	President, Chief Executive Officer and Director, Hitachi Software Engineering Co., Ltd.
		4/2004	Executive Vice President and Executive Officer (Retired in March 2006)
		6/2003	Senior Vice President and Executive Officer
		6/2002	Senior Vice President and Director
		4/2002	General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems
		4/1968	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Takashi Kawamura
(Dec. 19, 1939)	Director*	4/2010	Chairman and Director, Hitachi, Ltd.
		6/2009	Chairman, President, Chief Executive Officer and Director, Hitachi, Ltd.
		4/2009	Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		6/2007	Chairman of the Board, Hitachi Maxell, Ltd.
		6/2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd.
		6/2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (currently Hitachi Plant Technologies, Ltd.)
		6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Director (Retired in June 2007)
		4/1999	Executive Vice President and Representative Director
		6/1997	Executive Managing Director
		6/1995	Director
		6/1992	General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.
Masaharu Sumikawa
(Jul. 2, 1943)	Director (Chairman of the Board, Hitachi Plant Technologies, Ltd. )	6/2010	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Plant Technologies, Ltd. (Currently in office)

		4/2010	Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies, Ltd.
		4/2006	President and Chief Executive Officer and Director, Hitachi Plant Technologies, Ltd.
		10/2004	Executive Vice President and Executive Officer (Retired in March 2006)
		2/2004	Executive Officer
		6/2003	Senior Vice President and Executive Officer
		6/2002	Senior Vice President and Director
		2/2002	President, Power & Industrial Systems and CEO, power systems operation
		4/1972	Joined Hitachi, Ltd.
Hiroaki Nakanishi
(Mar. 14, 1946)	Director*	6/2010	President and Director
		4/2010	President
		4/2009	Executive Vice President and Executive Officer
		4/2006	Executive Vice President and Executive Officer (Retired in December 2006)
		6/2005	Senior Vice President and Executive Officer Chairman and Chief Executive Officer, Hitachi Global Storage Technologies, Inc.
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Michiharu Nakamura
(Sep. 9, 1942)	Director	6/2008	Director
		4/2007	Fellow
		4/2004	Executive Vice President and Executive Officer
		6/2003	Senior Vice President and Executive Officer
		4/2001	General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.
Takashi Miyoshi
(Sep. 25, 1947)	Director*	6/2009	Executive Vice President, Executive Officer and Director, Hitachi, Ltd.
		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2008	President, Chief Executive Officer and Director, Hitachi Systems & Services, Ltd.
		4/2008	Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.
		6/2007	Chairman of the Board, Hitachi Global Storage Technologies, Inc.
		4/2007	Director (Retired in June 2007)
		4/2006	Executive Vice President, Executive Officer and Director
		6/2004	Senior Vice President, Executive Officer and Director
		4/2004	Senior Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Finance
		4/1970	Joined Hitachi, Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of our committees are as follows:

•	Nominating Committee. Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi;

•	Audit Committee. Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura; and

•	Compensation Committee. Hiroaki Nakanishi (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Takashi Kawamura
(Dec. 19, 1939)	Representative Executive Officer Chairman (Management in general)	See “Directors” above

Hiroaki Nakanishi
(Mar. 14, 1946)	Representative Executive Officer President (Overall management, power systems business, industrial & social infrastructure systems business and automotive systems business)	See “Directors” above

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

		1/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Tadahiko Ishigaki
(Jan. 14, 1946)	Senior Vice President and Executive Officer (Hitachi group global business (Americas))	4/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		2/2004	President and Representative Director, Hitachi Home & Life Solutions, Inc. (currently Hitachi Appliances, Inc.)
		6/2003	Vice President and Executive Officer (Retired in February 2004)
		4/2003	General Manager, Corporate Marketing
		4/1968	Joined Hitachi, Ltd.
Stephen Gomersall
(Jan. 17, 1948)	Senior Vice President and Executive Officer (Hitachi group global business (Europe))	10/2006	Senior Vice President and Executive Officer, Hitachi, Ltd.
		10/2004	Chief Executive for Europe, Hitachi, Ltd.
		7/1999	British Ambassador to Japan (Retired in July 2004)
		9/1970	Joined U.K. Foreign and Commonwealth Office
Yoshito Tsunoda
(Sep. 20, 1944)	Senior Vice President and Executive Officer (Motor power systems and battery systems business)	6/2010	President and Representative Director, Hitachi Maxell, Ltd. (Currently in office)
		4/2010	Senior Vice President and Executive Officer, Hitachi, Ltd.
		4/2006	President, Chief Executive Officer and Director, Hitachi Maxell, Ltd.
		6/2005	Senior Vice President, Executive Officer and Director, Hitachi Maxell, Ltd.
		4/2005	Senior Vice President and Executive Officer, Hitachi Maxell, Ltd.
		6/2003	Vice President and Executive Officer (Retired in March 2005)
		4/2003	President & CEO, Urban Planning and Development Systems
		4/1971	Joined Hitachi, Ltd.
Junzo Nakajima
(Feb. 8, 1949)	Senior Vice President and Executive Officer (Information & telecommunication systems business)	4/2009	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2005	Chief Operating Officer, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Toyoaki Nakamura
(Aug. 3, 1952)	Representative Executive Officer Senior Vice President and Executive Officer (Finance and corporate pension system)	6/2009	Senior Vice President and Executive Officer
		6/2007	Senior Vice President, Executive Officer and Director
		4/2007	Senior Vice President and Executive Officer
		1/2006	General Manager, Finance Department I
		4/1975	Joined Hitachi, Ltd.

Shigeru Azuhata
(Nov. 21, 1949)	Vice President and Executive Officer (Research & development, environmental strategies and medical systems business)	4/2009	Vice President and Executive Officer
		1/2008	General Manager, Environmental Strategy Office
		4/1975	Joined Hitachi, Ltd.

Hitoshi Isa
(Feb. 19, 1950)	Vice President and Executive Officer (Power systems business (thermal power systems business promotion))	4/2008	Vice President and Executive Officer
		1/2007	Executive Vice President, Power Systems
		4/1974	Joined Hitachi, Ltd.

Shinjiro Iwata
(Jun. 6, 1948)	Vice President and Executive Officer (Information & telecommunication systems business (services business (global)))	4/2009	Vice President and Executive Officer, Hitachi, Ltd.
		10/2007	Executive Vice President, Hitachi Global Storage Technologies, Inc.
		4/1972	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Procurement)	7/2009	Vice President and Executive Officer, Hitachi, Ltd.
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Osamu Ohno
(Aug. 6, 1948)	Vice President and Executive Officer (Information technology)	4/2009	Vice President and Executive Officer
		4/2005	General Manager, Information Technology Division
		4/1969	Joined Hitachi, Ltd.

Kenji Ohno
(Jan. 3, 1951)	Vice President and Executive Officer (Human capital)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		6/2005	President and Representative Director, Hitachi Dentetsu Co., Ltd.
		4/1974	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Nobuyuki Ohno
(Feb. 24, 1949)	Vice President and Executive Officer (Hitachi group global business (China))	4/2009	Vice President and Executive Officer
		4/2007	Chief Marketing Officer, Information & Telecommunication Systems and Deputy General Manager, Corporate Marketing Group
		4/1971	Joined Hitachi, Ltd.

Masahiro Kitano
(Nov. 23, 1955)	Vice President and Executive Officer (Environmental strategies, quality assurance and production engineering)	4/2009	Vice President and Executive Officer
		4/2007	Chief Strategy Officer and General Manager, Strategy Planning & Development Office, Information & Telecommunication Systems
		4/1980	Joined Hitachi, Ltd.

Ryuichi Kitayama
(Feb. 4, 1952)	Vice President and Executive Officer (Sales operations)	4/2010	Vice President and Executive Officer
		10/2009	Chief Marketing Officer, Information & Telecommunication Group, Information & Telecommunication Systems Company
		4/1976	Joined Hitachi, Ltd.

Toshiaki Kuzuoka
(Nov. 3, 1954)	Vice President and Executive Officer (Legal and corporate communications, corporate brand and corporate auditing)	4/2007 4/2001 4/1978	Vice President and Executive Officer General Manager, Legal Division Joined Hitachi, Ltd.

Takao Koyama
(Dec. 11, 1948)	Vice President and Executive Officer (Sales operations (Kansai Area))	4/2007	Vice President and Executive Officer
		4/2004	General Manager, Kanto Area Operation
		4/1971	Joined Hitachi, Ltd.

Yutaka Saito
(Dec. 11, 1954)	Vice President and Executive Officer (Information & control systems business)	4/2010	Vice President and Executive Officer
		10/2009	President & CEO, Information & Control Systems Company
		4/1979	Joined Hitachi, Ltd.

Kaichiro Sakuma
(Jan. 29, 1954)	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))	4/2009	Vice President and Executive Officer, Hitachi, Ltd.

		4/2008	President & Chief Executive Officer, Hitachi Information & Telecommunication Systems Global Holding Corporation
		4/1979	Joined Hitachi, Ltd.

Gaku Suzuki
(May 12, 1947)	Vice President and Executive Officer (Industrial & social infrastructure systems business)	8/2005	Vice President and Executive Officer
		4/2004	General Manager, Transportation Systems Division, Industrial Systems
		4/1972	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Hideaki Takahashi
(Aug. 20, 1952)	Vice President and Executive Officer (Urban planning and development systems business)	4/2007	Vice President and Executive Officer, Hitachi, Ltd.
		4/2005	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1978	Joined Hitachi, Ltd.

Koji Tanaka
(Jan. 22, 1952)	Vice President and Executive Officer (Power systems business)	4/2007	Vice President and Executive Officer
		5/2006	General Manager, Hitachi Works, Power Systems
		4/1974	Joined Hitachi, Ltd.

Masahide Tanigaki
(Jan. 11, 1951)	Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)	4/2010	Vice President and Executive Officer
		10/2009	Deputy General Manager, Power Systems Sales Management Division, Power Systems Company
		4/1975	Joined Hitachi, Ltd.

Akira Maru
(Nov. 8, 1948)	Vice President and Executive Officer (Power systems business (nuclear power systems business promotion))	5/2006	Vice President and Executive Officer
		4/2005	General Manager, Hitachi Works and Executive Vice President, Power Systems
		4/1971	Joined Hitachi, Ltd.

Yoshihiko Mogami
(Aug. 1, 1953)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2010	Vice President and Executive Officer
		10/2009	Chief Operating Officer, System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company
		4/1976	Joined Hitachi, Ltd.

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

For a list of the members of each committee, see “—Directors and Senior Management” above.

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

Name	Position	Share ownership
		(Number of shares)
Tadamichi Sakiyama	Board Director (Chair)	34,000
Yoshie Ota	Director	16,000
Mitsuo Ohashi	Director	21,000
Akihiko Nomiyama	Director	8,000
Kenji Miyahara	Director	8,000
Tohru Motobayashi	Director	34,750
Isao Ono	Director	108,000
Takashi Kawamura	Chairman and Director	127,720
Masaharu Sumikawa	Director	47,000
Hiroaki Nakanishi	President and Director	60,000
Michiharu Nakamura	Director	93,000
Takashi Miyoshi	Executive Vice President, Executive Officer and Director	54,000
Naoya Takahashi	Executive Vice President and Executive Officer	40,000
Takashi Hatchoji	Executive Vice President and Executive Officer	64,000
Nobuo Mochida	Executive Vice President and Executive Officer	9,000
Kazuhiro Mori	Executive Vice President and Executive Officer	42,000
Tadahiko Ishigaki	Senior Vice President and Executive Officer	47,250
Stephen Gomersall	Senior Vice President and Executive Officer	4,000
Yoshito Tsunoda	Senior Vice President and Executive Officer	31,000
Junzo Nakajima	Senior Vice President and Executive Officer	30,000
Toyoaki Nakamura	Senior Vice President and Executive Officer	26,000
Shigeru Azuhata	Vice President and Executive Officer	38,000
Hitoshi Isa	Vice President and Executive Officer	36,000
Shinjiro Iwata	Vice President and Executive Officer	25,000
Makoto Ebata	Vice President and Executive Officer	38,000
Osamu Ohno	Vice President and Executive Officer	40,000
Kenji Ohno	Vice President and Executive Officer	20,000
Nobuyuki Ohno	Vice President and Executive Officer	37,000
Masahiro Kitano	Vice President and Executive Officer	17,050
Ryuichi Kitayama	Vice President and Executive Officer	15,000
Toshiaki Kuzuoka	Vice President and Executive Officer	111,000
Takao Koyama	Vice President and Executive Officer	27,000
Yutaka Saito	Vice President and Executive Officer	12,000
Kaichiro Sakuma	Vice President and Executive Officer	25,000
Gaku Suzuki	Vice President and Executive Officer	25,000
Hideaki Takahashi	Vice President and Executive Officer	14,000
Koji Tanaka	Vice President and Executive Officer	29,000
Masahide Tanigaki	Vice President and Executive Officer	20,400
Akira Maru	Vice President and Executive Officer	16,000
Yoshihiko Mogami	Vice President and Executive Officer	10,000

Total		1,460,170

No Director or Executive Officer has different voting rights from any other shareholder of our common stock.

Hitachi Employees’ Shareholding Association owned approximately 116,632 thousand shares as of March 31, 2010, which amounted to 2.6% of total shares issued. The association consists of our employees and those of certain of our subsidiaries. Membership in the association is voluntary.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hitachi, Ltd.
(Registrant)

Date: July 29, 2010	By:	/s/ Toshiaki Kuzuoka
		Name:	Toshiaki Kuzuoka
		Title:	Vice President and Executive Officer

EXHIBIT INDEX

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code