Form 20-F
period 2011-03-31
HITACHI LTD
filed 2011-06-24
CIK 47710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

As of March 31, 2011, the number of outstanding shares of common stock was 4,517,600,887.**

* Not for trading, but only for technical purposes in connection with the listing of the ADSs.

** The number of outstanding shares of common stock excludes the number of shares of common stock held by Hitachi, Ltd. and one of its subsidiaries.

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

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in our major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors we serve, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which we make significant sales or in which our assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

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

•	uncertainty as to our ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which we use the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to our ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to our ability to achieve the anticipated benefits of our strategy to strengthen our Social Innovation Business;

i

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where we conduct business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

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

•

the possibility of disruption of our operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on our operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to our ability to maintain the integrity of our information systems, as well as our ability to protect our confidential information or that of our customers;

•	uncertainty as to the accuracy of key assumptions we use to evaluate our significant employee benefit-related costs; and

•	uncertainty as to our ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this annual report and in other materials published by us.

ii

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, the terms “we,” “us,” “our” and “Hitachi” refer to Hitachi, Ltd. and our consolidated subsidiaries or, as the context may require, Hitachi, Ltd. on a non-consolidated basis.

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

In this annual report, we present financial information in accordance with accounting guidance issued by the Financial Accounting Standards Board, or FASB, in December 2007, which we adopted on April 1, 2009. We have applied this guidance retrospectively to relevant amounts in this annual report. The guidance requires us to separately report noncontrolling interests, previously referred to as minority interests, that are not redeemable in the equity section of our consolidated balance sheet. In addition, consolidated net income (loss) now includes the net income (loss) attributable to noncontrolling interests.

References in this annual report to “yen” or “¥” are to Japanese yen, references to “US$,” “$” or “U.S. dollars” are to United States dollars, references to “euros” or “€” are to the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on the European Union, references to “AU$” are to Australian dollars, references to “HK$” are to Hong Kong dollars and references to “ST£” are to United Kingdom pounds sterling.

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

References in this annual report to the “Financial Instruments and Exchange Act” are to the Financial Instruments and Exchange Act of Japan and other laws and regulations amending and/or supplementing the Financial Instruments and Exchange Act of Japan.

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

	Year ended March 31,
	2007	2008	2009	2010	2011
	(Millions of yen, except per share amounts and numbers of shares issued and outstanding)
Total revenues	10,247,903	11,226,735	10,000,369	8,968,546	9,315,807
Income (loss) before income taxes	202,338	324,782	(289,871)	63,580	432,201
Net income (loss) attributable to Hitachi, Ltd.	(32,799)	(58,125)	(787,337)	(106,961)	238,869
Per common share:
Net income (loss) attributable to Hitachi, Ltd.
Basic	(9.84)	(17.48)	(236.86)	(29.20)	52.89
Diluted	(9.87)	(17.77)	(236.87)	(29.20)	49.38
Cash dividends declared	6.00	6.00	3.00	—	8.00
	($0.051)	($0.057)	($0.031)	(—)	($0.096)

Cash and cash equivalents	617,866	560,960	807,926	577,584	554,810
Short-term investments	33,986	61,289	8,654	53,575	16,598
Total assets	10,644,259	10,530,847	9,403,709	8,964,464	9,185,629
Short-term debt and current portion of long-term debt	1,197,607	1,109,899	1,530,457	755,181	810,806
Long-term debt	1,489,843	1,421,607	1,289,652	1,611,962	1,300,311
Non-recourse borrowings of consolidated securitization entities	—	—	—	—	410,434
Noncontrolling interests	1,073,749	1,142,508	1,129,401	983,187	1,001,524
Total Hitachi, Ltd. stockholders’ equity	2,442,797	2,170,612	1,049,951	1,284,658	1,439,865
Common stock	282,033	282,033	282,033	408,810	409,129
Number of shares issued (thousand shares)	3,368,126	3,368,126	3,368,126	4,518,132	4,520,144
Number of shares outstanding (thousand shares)	3,325,160	3,324,398	3,324,152	4,474,118	4,517,600

Notes:

(1)	The March 31, 2011 figure for our non-recourse borrowings of consolidated securitization entities includes the current portion of non-recourse borrowings of consolidated securitization entities.

(2)	See note 2(y) to our consolidated financial statements for information regarding accounting changes.

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

	Yen exchange rates per U.S. dollar
Year ended March 31, except month data	Average	High	Low
2007	116.55	121.81	110.07
2008	113.61	124.09	96.88
2009	100.85	110.48	87.80
2010	92.49	100.71	86.12
2011	85.00	94.68	78.74
January 2011	82.63	83.36	81.56
February 2011	82.54	83.79	81.48
March 2011	81.65	82.98	78.74
April 2011	83.18	85.26	81.31
May 2011	81.13	82.12	80.12
June 2011 (through June 17)	80.38	80.98	79.87

On June 17, 2011, the yen exchange rate per U.S. dollar was ¥80.10 per $1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We conduct business on a global scale across a broad range of business areas and utilize sophisticated, specialized technologies to carry out our operations. Therefore, we are exposed to risks attributable to the economic environment, risks inherent in individual industrial sectors and business lines and risks related to our operations. Investment in our securities also involves risks.

The items set forth in this section contain forward-looking statements as described in “Cautionary Statement.”

Risks Related to Economic Environment

The Great East Japan Earthquake and collateral events adversely affected and may continue to adversely affect our business, financial condition and results of operations.

On March 11, 2011, a devastating earthquake occurred off the eastern coast of Japan, followed shortly by a large tsunami that struck a vast swath of Japan’s Pacific coast. The earthquake and tsunami resulted in catastrophic losses of life and property in Japan, particularly in the Tohoku and Kanto regions, including severe damage to nuclear power facilities in Fukushima Prefecture.

The March 2011 earthquake and collateral events have adversely affected the Japanese economy. In the immediate aftermath of the earthquake, there were significant negative effects on the economy, such as reductions in consumer spending and private sector investment as well as disruption to supply chains and production processes. Japanese real GDP declined by 0.9%, or an annualized 3.5%, in the quarter ended March 31, 2011. It is likely that the instability of the Japanese economy will continue in the near term.

The disaster had a major impact on an array of our corporate activities, from production to sales. We suffered severe damage to certain of our buildings, in-process products and other assets and certain of our production facilities, particularly in Ibaraki Prefecture. The operations of many of our suppliers and customers were also damaged by the earthquake and tsunami. We experienced production adjustments and delays in our delivery or our customers’ acceptance of our products. As a result, our operating results for the year ended March 31, 2011 were adversely affected. While we were subsequently able to return our affected production bases to substantially full capacity, the long-term effects of the March 2011 earthquake and collateral events on our business, financial condition and operating results remain unclear. In addition to the general instability of the Japanese economy, the effects on our suppliers and customers and the damage to Japanese infrastructure, including potential shortages of electricity, may continue to adversely affect our business, financial condition and operating results in the future. Furthermore, the accident at the nuclear power facilities in Fukushima Prefecture has affected operations of nuclear power facilities throughout Japan and led to suspensions of the construction of new plants, which could reduce our revenues from our nuclear power systems business. Moreover, possible revisions of nuclear energy policy in Japan and many other countries due to this accident may adversely affect our nuclear power systems business. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information” for additional information.

Deterioration of the domestic or global economies may adversely affect our business, financial condition and results of operations.

Our business environment is influenced by conditions in the domestic and global economies. During the year ended March 31, 2011, the global economy continued to show signs of recovery from the sharp deterioration triggered by the recent financial crisis. However, this recovery may still be fragile and partially attributable to the effects of various government economic stimulus efforts. There is no guarantee that such stimulus efforts will continue or continue to be effective, and, without further government action, economic recovery may be halted or even reversed. In Japan, a persistently strong yen against currencies such as the U.S. dollar and the euro has negatively affected and may continue to negatively affect corporate earnings and exports. Unemployment in Japan has remained at a relatively high level since early 2009, and chronic unemployment could negatively affect consumer spending and economic activity. Further, the March 2011 earthquake and collateral events have had a significant negative impact on the economy by, among other things, depressing consumer and corporate spending and damaging supply chains, and such adverse effects may continue. Although, in terms of real GDP, the Japanese economy grew by 2.3% in the year ended March 31, 2011, such factors could diminish economic growth or result in a return to the contractions of recent years. The global economic recovery may also be harmed by fiscal and sovereign debt issues in Greece and other parts of Europe, which could cause instability of global capital markets and a further weakening of the euro against the yen, as well as the potential inability of emerging markets, including China, to maintain economic growth.

If the recent gradual recovery in global economic conditions is halted or reversed, our revenues may decrease, with a resultant adverse impact on our profitability. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information” for additional information.

We operate on a global scale, and as a result, substantial portions of our assets and liabilities are exposed to risks relating to foreign currency exchange rates.

Since we conduct business in many foreign countries, the portion of our assets and liabilities denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, we sell products and purchase raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may result in lower revenues or higher costs in yen to us and thus affect our financial results, which are reported in Japanese yen. Our price competitiveness, and thus our financial results, may be harmed if we seek to increase prices in local currencies to compensate for lower revenues or to increase prices in yen to absorb the higher cost. While we take measures to reduce the risks from fluctuations in foreign currency exchange rates, such measures may only delay or temporarily mitigate the adverse impact of such fluctuations and may not be effective.

We rely on funding from banks, institutional lenders and the capital markets, and a downturn of the global economy could affect our ability to obtain short-term and long-term financing.

Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from capital markets, such as offerings of commercial paper and other debt securities, as well as equity securities. We need liquid funds to pay our operating expenses, the principal of and interest on our debt and dividends on our capital stock. We also need long-term financing to fund, among other things, capital expenditures and research and development expenses. We currently believe our cash flows from operations, borrowings from banks and other institutional lenders and funding from the capital markets can provide sufficient funding for our operations and other liquidity needs. However, a return to a global economic downturn could adversely affect our cash flows from operations, business results and financial condition. Furthermore, recent rating downgrades in the calendar year 2009 and potential future rating downgrades may adversely affect our ability to obtain additional financing on terms we consider favorable.

Our reliance on banks and institutional lenders exposes us to risks related to rising interest rates, and we may need to increase our reliance on external sources of funding. An increased reliance on debt instruments may further adversely affect our credit ratings, which might affect our ability to successfully obtain additional financing on terms we consider favorable. The inability to successfully obtain such financing may increase our financing costs, and therefore could adversely affect our financial condition and results of operations.

Furthermore, failure of one or more of our major lenders or a decision by one or more of them to stop lending to us could have an adverse effect on our access to funding.

We invest in marketable securities that are exposed to stock market risks.

We invest in marketable securities to maintain or promote our business or other relationships with other companies. These marketable securities are exposed to the risk of declining stock market prices. The recent global economic downturn exacerbated such declines and has required, and may continue to require, that we write down equity securities that we hold. This has had, and may continue to have, an adverse effect on our financial condition and results of operations.

We have a number of equity method affiliates and their profits and losses affect our results of operations.

We have a number of equity method affiliates. If one or more of these equity method affiliates records a loss during a given period, we must record that loss in a manner proportionate to our ownership interest in our consolidated financial statements. For example, we recognized equity in net loss of affiliated companies in the years ended March 31, 2009, 2010 and 2011, primarily owing to significant net losses recorded in those years by Renesas Electronics Corporation, our equity method affiliate that was created through the merger of Renesas Technology Corp. and NEC Electronics Corporation in April 2010. In addition, a decline in the fair value of our investments in these equity method affiliates below the carrying amount of the investments that is deemed other than temporary could require us to record an impairment loss. Further, contractual and other obligations may require us to maintain our holdings of these securities despite declining share prices and this may lead to material losses.

Risks Related to Industrial Sectors and Business Lines

We are subject to intense competition in many of the markets in which we operate, and this may adversely affect our results of operations.

The industrial sectors and business lines in which we are engaged are experiencing increasingly intense competition. We compete with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in low-cost jurisdictions. Low-cost manufacturing and the globalization of world markets have accelerated the commoditization of certain products, which has resulted in increasingly intense price competition for many of our products. Products which are facing intense price competition or decreases in prices include computer-related products, such as hard disk drives, or HDDs, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays, or LCDs, digital media products, such as flat-panel TVs, and home appliances. To succeed in this competitive environment, we believe that our products and services must be price competitive. The commoditization of such products affects our ability to set prices for our products. If we are unable to charge comparable prices to those of our competitors, our competitiveness and overall profitability may be harmed. On the other hand, charging comparable prices to those of our competitors may require us to sell products at a loss. Our products must also be competitive in terms of engineering sophistication, quality and brand value. We must introduce our products and services to the markets in a timely manner. There can be no assurance that the products or services that we offer will be competitive. The failure of such products or services to be competitive may negatively affect our business results.

Rapid technological innovation defines the industries in which we participate.

New technologies are rapidly emerging in the segments in which we do business, with the pace of technological innovation being especially notable in the fields of information systems, electronics and digital media. The development of new and advanced technologies, the continuous, timely and cost-effective incorporation of such technologies into products and services and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that our research and development will be successful. Failure in our endeavors to develop and incorporate such advanced technologies into products and services in a timely manner, or to achieve market acceptance for such products and services, may negatively affect our business, financial condition and results of operations.

We enter into a substantial number of long-term contracts, and fluctuations in cost during the lifetime of or cancellation of these contracts may adversely affect our business.

We enter into a substantial number of long-term contracts, particularly in connection with the construction of nuclear, thermal and hydroelectric power plants. We use the percentage-of-completion method to recognize revenue from sales of tangible products under these long-term contracts. Under the percentage-of-completion method, we recognize revenue from a sale in an amount equal to estimated total revenue from the arrangement multiplied by the percentage that costs incurred to date bear to estimated total costs at completion based upon the most recently available information. The use of the percentage-of-completion method requires us to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. We charge any anticipated losses on fixed price contracts to operations when we are able to estimate such losses. While we employ our best judgment based on available information, there can be no assurance that these estimates will, ultimately, prove to be correct. We regularly review these estimates and adjust them as we deem necessary. Fluctuations in costs can occur for a variety of reasons, many of which are beyond our control. In addition, we or our counterparties may cancel these contracts, which would require us to revise our initial assumptions regarding a particular contract, and may adversely affect our business, financial condition and results of operations.

We rely on third parties to provide us with materials, parts, components and services, and failure of such third parties to provide such materials, parts, components and services may adversely affect our business.

Our manufacturing operations rely on third parties for supplies of materials, parts, components and services of adequate quality and quantity, delivered in a timely manner at a reasonable price. External suppliers may have other customers and may not have sufficient capacity to meet all of our needs during periods of excess demand. Shortages of materials, parts, components and services may cause a sharp rise in their prices. Prices of certain raw materials, parts and components that we purchase, such as petroleum products, copper, aluminum and semiconductor memory chips, are highly volatile. Increases in the price of petroleum and other materials, such as copper, steel, synthetic resins, rare metals and rare-earth minerals, can increase our production costs and may adversely affect our results of operations. Conversely, decreases in commodity prices, such as for raw materials, parts and components, can result in write-downs of inventory. The March 2011 earthquake and collateral events in some cases have disrupted the operations of our suppliers and damaged supply chains, resulting in significant adverse effects on our production. Although we generally maintain multiple sources of supply and work closely with our suppliers to avoid supply-related problems, such problems, including shortages and delays, may continue to occur, which could materially harm our business, financial condition and results of operations.

The supply and demand balance for particular products affects us.

Oversupply in the markets in which we compete may lead to declines in sales prices, revenues and profits. In addition, adjustment to demand may force us to dispose of excess supply or obsolete equipment or reduce production, which can result in losses. For example, market demand for HDDs and LCDs have been volatile, and an unexpected decline in demand or oversupply could result in a sharp decline in prices of these products. The imbalance between supply and demand in the semiconductor industry and the LCD industry and a resultant deterioration in market conditions could negatively affect the business results of our semiconductor and LCD manufacturing equipment business and our semiconductor and display-related product business.

Risks Related to Operations

We may be unable to achieve the anticipated benefits of our strategy to strengthen our Social Innovation Business.

Our business strategy seeks to build our business portfolio and achieve a stable and profitable business structure mainly by strengthening our Social Innovation Business, which supplies advanced social infrastructure supported by information and communication technology. We plan to devote significant resources to strengthen our Social Innovation Business, which we believe will allow us to exploit synergies across our information and telecommunication systems and social infrastructure businesses. To implement this strategy, we have incurred and may continue to incur considerable expenses. For example, we invested ¥255.6 billion in tender offers for five of our consolidated subsidiaries as an initial step to convert them into wholly owned subsidiaries and bolster our Social Innovation Business during the year ended March 31, 2010. We also adopted the Company System, under which we created virtual companies to reinforce our operating base and further strengthen our Social Innovation Business. Our strategy to strengthen our Social Innovation Business is predicated on our ability to coordinate our operations across group companies and segments, foster closer group ties and establish closer capital relationships among our group companies. Our efforts to implement this strategy may be unsuccessful or less successful than we currently anticipate. Even if these efforts are successful, there is no assurance that we will be able to increase profitability, and even if profitability is achieved, we may be unable to sustain or increase it on a quarterly or annual basis. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Strategy.”

We may be unable to successfully divest or otherwise exit businesses or implement other cost reduction measures.

Our business strategy seeks to build our business portfolio and achieve a stable and profitable business structure in part by:

•	closing unprofitable operations;

•	divesting our subsidiaries and affiliated companies;

•	reorganizing production bases and sales networks;

•	selling select assets; and

•	reducing our sales channels, fixed costs and procurement costs.

Examples of these efforts include the reorganization of our Automotive Systems and Consumer Business Groups to form wholly owned subsidiaries, the closing of our plasma display panel manufacturing facilities and the planned sale of our HDD subsidiary to Western Digital Corporation. Our restructuring efforts may not be implemented in a timely manner or at all, including due to governmental regulations, employment issues or a lack of demand in the M&A market for businesses we may seek to sell. In addition, we have a number of listed subsidiaries and from time to time the interests of these listed subsidiaries’ shareholders may conflict with our interests. Such conflicts of interest may result in difficulties in timely implementing group-wide policies, including mergers, corporate splits and other similar transactions to which the listed subsidiaries are parties. Restructuring efforts may also bring about unintended consequences, such as negative customer or employee perceptions, and have caused and may continue to cause us to incur significant expenses and other costs, including additional impairment losses on our long-lived assets and intangible assets, write-offs of inventory and losses on the disposal of fixed assets and losses related to the sale of securities.

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

In every operating sector, we depend to some degree on acquisitions of other companies, joint ventures and strategic alliances with outside partners to design and develop key new technologies and products and to strengthen competitiveness. For example, we integrated our affiliate, Renesas Technology, with NEC Electronics to form Renesas Electronics in April 2010. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization.” Such transactions are inherently risky because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect our business. Decisions made by or the performance of alliance partners that we cannot control or adverse business trends may also negatively affect the success of our alliances. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that these transactions will be beneficial to our business or financial condition. Even assuming these transactions are beneficial, there can be no assurance that we will be able to successfully integrate acquired businesses or achieve all or any of the initial objectives of these transactions.

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

We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of large, indeterminate amounts or otherwise limit our operations, and their existence and magnitude may remain unknown for substantial periods of time.

For example, in the past several years, we have been the subject of investigations of alleged antitrust violations in Japan, Europe and North America. In December 2006, we and Hitachi Europe Ltd. received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs. In November 2007, Hitachi Electronic Devices (USA), Inc., a subsidiary of Hitachi Displays, Ltd., received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes, or CRTs. In addition, in November 2007, our wholly owned subsidiaries, Hitachi Asia Ltd. and Hitachi Europe, received requests for information from the European Commission in respect of alleged antitrust violations relating to CRTs. Further, in November 2007, our subsidiary, Hitachi Canada Ltd., received requests for information from the Canadian Competition Bureau in respect of alleged antitrust violations relating to CRTs. In June 2009, our subsidiary, Hitachi-LG Data Storage, Inc., received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, both in respect of alleged antitrust violations relating to optical disk drives. Also in June 2009, the Competition Commission of Singapore began an investigation of our subsidiary, Hitachi-LG Data Storage Korea, Inc., in respect of alleged antitrust violations relating to optical disk drives.

Relevant authorities in the markets in which we operate continue to investigate us and may initiate similar investigations in the future. These investigations may result in significant penalties in multiple jurisdictions, and we may become involved in disputes with private parties seeking compensation for damages resulting from the relevant violations. Such substantial legal liability or regulatory action could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and credibility.

In addition, our business activities are subject to various governmental regulations in countries where we operate, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements. These regulations limit, and other new or amended regulations may further limit, our business activities or increase operating costs. In addition, the enforcement of such regulations, including the imposition of fines or surcharges for violation of such regulations, may adversely affect our results of operations, financial condition, cash flows, reputation and credibility. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for additional information.

We may be subject to product liability claims that could result in significant direct or indirect costs.

We increasingly provide products and services utilizing sophisticated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces our control over quality assurance. There is a risk that defects may occur in our products and services. The occurrence of such defects could negatively affect our reputation for quality products, expose us to liability for damages caused by such defects and negatively affect our ability to sell certain products. Even a single significant product defect could materially and adversely affect our results of operations, financial condition and future business prospects.

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit against us in the Tokyo District Court. Chubu Electric Power seeks compensation in the amount of ¥41.8 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station. In May 2009, Hokuriku Electric Power Company also filed a lawsuit against us in the Tokyo District Court. Hokuriku Electric Power seeks compensation in the amount of ¥33.7 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Shika Nuclear Power Station. Although we are vigorously defending ourselves in these lawsuits, there can be no assurance that we will not be held liable for any amounts claimed. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

A substantial portion of our operations are conducted in Japan and earthquakes or other natural disasters or events may seriously disrupt them.

Portions of our facilities, including our research and development facilities, manufacturing facilities and our headquarters, are located in Japan. Historically, Japan has experienced numerous natural disasters such as earthquakes, tsunamis and typhoons. As demonstrated by the March 2011 earthquake and tsunami, such significant natural disasters may directly damage or destroy our facilities, which could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would result in significant losses. Furthermore, even if such significant natural disasters do not directly affect our facilities, they could result in disruptions in distribution channels or supply chains. The spread of infectious diseases, such as a new flu virus, may also disrupt our operations, render our employees unable to work, reduce consumer demand for our products or disrupt our supply and distribution channels. In addition, we are not insured against all potential losses, and even losses that insurance covers may not be fully covered and may be subject to challenges of or delays in payment. Direct and indirect disruption of our operations as a result of natural disasters or other events has had, and may continue to have, a negative impact on our operating activities, results of operations and financial condition. See “— Risks Related to Economic Environment” for additional information on the impact of the March 2011 earthquake and collateral events on our operating activities.

We depend heavily on information systems and our inability to maintain the integrity of such information systems may adversely affect our business.

With the increased importance of information systems to our operating activities, disruptions in such systems due to computer viruses and other factors could have a negative impact on our operating activities, results of operations and financial condition.

We maintain a large amount of sensitive information about ourselves as well as our customers and clients and our inability to maintain the confidentiality of such information may adversely affect our business, financial condition, results of operations, reputation and credibility.

We maintain and manage personal information obtained from our customers, as well as confidential information relating to our technology, research and development, or R&D, production, marketing and business operations and those of our customers and clients, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

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

We depend on specially skilled personnel, and we may not be able to achieve our business objectives if we fail to attract, hire and retain such personnel.

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

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the American Depositary Shares, or ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay dividends and distributions collected from us as and to the extent provided in the deposit agreement. However, ADS holders will not be able to bring derivative actions, examine our accounting books and records, or exercise appraisal rights through the depositary.

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

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

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

In order to establish a stable and profitable business structure, we are making an effort to realign our business portfolio by increasing our focus on our Social Innovation Business to achieve increased profitability. “Social Innovation Business” is a general reference to businesses that supply advanced social infrastructure supported by information and communication technology. Our Social Innovation Business includes products and services across a number of our business segments, including: information and telecommunication systems businesses, such as system integration, data storage systems, consulting and outsourcing; social infrastructure businesses, such as power, railway and building systems and construction machinery; and businesses that integrate the above business lines, such as environmentally friendly data centers, smart grid systems and next-generation transportation systems. Moreover, we believe our Social Innovation Business will be enhanced by our high functional materials and components business as well as by our R&D activities.

We have been allocating our business resources to strong businesses and have also been implementing a variety of projects to enhance efficiency and restructure unprofitable operations, including a project aimed at reducing materials purchasing costs and a project aimed at improving the turnover of assets. We also expect to continue to improve cash-flow management by increasing the efficiency of working capital use, by making selective investments and by further reducing inventory levels and expediting the collection of accounts receivable.

We are also striving to enhance our corporate governance structure in order to enhance our medium and long-term corporate value, reorganize our internal control system on a consolidated basis, implement multidisciplinary risk management, promote prompt information sharing systems and optimize share capital relationships among our group companies.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in five listed consolidated subsidiaries to convert them into wholly owned subsidiaries and bolster our Social Innovation Business. We also conducted subsequent measures to complete the acquisition of shares we did not acquire through the tender offers completed in October 2009. The five subsidiaries and their main businesses are:

•

Hitachi Information Systems, Ltd. Information processing and network services; system integration; software development; and equipment and supplies sales. We converted Hitachi Information Systems into a wholly owned subsidiary in February 2010 via the August 2009 cash tender offer at ¥2,900 per share for shares of Hitachi Information Systems and a subsequent acquisition measure.

•

Hitachi Software Engineering Co., Ltd. Development and sales of computer software and sales of information processing equipment. We converted Hitachi Software Engineering into a wholly owned subsidiary in February 2010 via the August 2009 cash tender offer at ¥2,650 per share for shares of Hitachi Software Engineering and a subsequent acquisition measure.

•

Hitachi Systems & Services, Ltd. System integration and system services; software packages; and sales of information processing equipment. We converted Hitachi Systems & Services into a wholly owned subsidiary in February 2010 via the August 2009 cash tender offer at ¥2,150 per share for shares of Hitachi Systems & Services and a subsequent acquisition measure.

•

Hitachi Plant Technologies, Ltd. Development, design, production, sale, service and construction of social infrastructure, air conditioning, energy and other industrial systems. We converted Hitachi Plant Technologies into a wholly owned subsidiary in April 2010 via the August 2009 cash tender offer at ¥610 per share for shares of Hitachi Plant Technologies and a subsequent acquisition measure.

•

Hitachi Maxell, Ltd. Manufacturing and marketing of information storage media, batteries and various materials, devices and electronic appliances. We converted Hitachi Maxell into a wholly owned subsidiary in April 2010 via the August 2009 cash tender offer at ¥1,740 per share for shares of Hitachi Maxell and a subsequent acquisition measure.

See “B. Business Overview — Description of Segments — Information & Telecommunication Systems,” “— Social Infrastructure & Industrial Systems,” “— Components & Devices” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

In March 2011, we entered into an agreement with Western Digital to sell our HDD business to Western Digital. Under the terms of the agreement, we will transfer all shares of Viviti Technologies Ltd., our wholly owned subsidiary and a holding company of our HDD business, to Western Digital. The aggregate purchase price will consist of cash consideration of $3.5 billion and 25 million shares of Western Digital’s common stock. The transaction is subject to several customary closing conditions, including the receipt of antitrust approvals and the expiration of applicable waiting periods in certain jurisdictions. The transaction is currently expected to close during the quarter ending December 31, 2011. See “B. Business Overview — Description of Segments — Components & Devices” for more information.

Our capital expenditures for fixed assets on an accrual basis were ¥556.8 billion, ¥546.3 billion and ¥788.4 billion in the years ended March 31, 2011, 2010 and 2009, respectively. While we have maintained a selective attitude toward investment decisions, we have placed an emphasis on capital expenditures for strategically important products. Excluding the purchase of assets to be leased, a significant portion of capital expenditures have been directed toward IT-related products, construction machinery, products in the Power Systems segment and the Social Infrastructure & Industrial Systems segment, high functional materials and components, including large capital investments in manufacturing facilities to maintain or enhance competitiveness in those product sectors. The increase in the year ended March 31, 2011 was primarily due to an increase in capital expenditures in HDDs and high functional materials and components. The decrease in the year ended March 31, 2010 was primarily due to a decrease in capital expenditures in construction machinery, high functional materials and components, automotive equipment and operating lease assets in the financial services sector in conformity with our selective attitude toward investment decisions in response to deteriorated market conditions for these businesses. In the year ending March 31, 2012, we expect to increase our capital expenditures on an accrual basis to approximately ¥770.0 billion due primarily to an increase in capital expenditures in most of our business sectors. We expect capital expenditures in the year ending March 31, 2012 to be funded primarily through internal sources of financing and to be made primarily in Japan.

B. Business Overview

Main Categories of Products and Services

Our business is highly diversified. We classify our business into eleven segments.

The segments and major categories of products and services offered in each segment as of March 31, 2011 are as follows:

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

•	Automotive Systems. Engine management systems, electric powertrain systems, drive control systems and car information systems;

•	Components & Devices. HDDs, LCDs, information storage media and batteries;

•	Digital Media & Consumer Products. Optical disk drives, flat-panel television sets, LCD projectors, room air conditioners, refrigerators, washing machines and air-conditioning equipment;

•	Financial Services. Leasing and loan guarantees; and

•	Others. Logistics and property management.

Sales and Distribution

We distribute our products in Japan primarily through our own sales network. We also distribute some of our products through independent dealers. In most field sales offices, our sales personnel specialize in the marketing of particular types of products.

We conduct international marketing through overseas sales subsidiaries, joint-venture companies, unaffiliated distributors and trading companies. Also, we sell certain types of equipment to industrial companies in foreign markets on an original equipment manufacturing, or OEM, basis and market under the brand names of such industrial companies.

Overseas revenues amounted to ¥4,046.5 billion in the year ended March 31, 2011, accounting for 43% of total revenues. See “Segment Information” below for a breakdown of revenues by geographic area. Foreign currency exchange rate fluctuations influence our operating environment. A strong yen reduces the price competitiveness of products exported to foreign markets and diminishes profit by decreasing revenue when foreign currency income from overseas product sales is converted to yen. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Our widespread customer base in domestic and overseas markets encompasses leading industrial companies, financial institutions, utilities, governments and individual customers. No material part of our business is dependent upon one or a few customers.

Segment Information

Financial Data by Segment

	Year ended March 31,
	2009		2010		2011
	(Millions of yen, except percentage data)
Revenues (note 1)
Information & Telecommunication Systems	1,945,351	17%	1,705,587	17%	1,652,040	16%
Power Systems	862,389	7	882,135	9	813,207	8
Social Infrastructure & Industrial Systems	1,334,246	12	1,250,225	12	1,156,936	11
Electronic Systems & Equipment	983,821	9	998,632	10	1,079,355	10
Construction Machinery	724,689	6	583,636	6	751,387	7
High Functional Materials & Components	1,561,045	14	1,249,327	12	1,408,153	13
Automotive Systems	681,750	6	638,828	6	737,901	7
Components & Devices	978,297	9	754,889	7	809,852	8
Digital Media & Consumer Products	1,103,860	10	929,258	9	951,596	9
Financial Services	401,317	3	419,650	4	372,981	4
Others	830,834	7	763,665	8	767,463	7

Subtotal	11,407,599	100%	10,175,832	100%	10,500,871	100%

Eliminations and Corporate Items	(1,407,230)		(1,207,286)		(1,185,064)

Total	10,000,369		8,968,546		9,315,807

Segment Profit (Loss)
Information & Telecommunication Systems	138,452	96%	94,592	41%	98,641	22%
Power Systems	3,485	2	22,075	9	22,022	5
Social Infrastructure & Industrial Systems	34,406	24	42,086	18	39,952	9
Electronic Systems & Equipment	25,755	18	(5,218)	(2)	37,284	8
Construction Machinery	51,337	35	17,649	8	49,192	11
High Functional Materials & Components	25,257	17	44,412	19	84,506	18
Automotive Systems	(60,507)	(42)	(5,486)	(2)	23,791	5
Components & Devices	5,799	4	1,149	0	43,652	10
Digital Media & Consumer Products	(110,548)	(76)	(7,206)	(3)	14,949	3
Financial Services	6,660	5	8,518	4	14,255	3
Others	24,515	17	19,423	8	28,930	6

Subtotal	144,611	100%	231,994	100%	457,174	100%

Eliminations and Corporate Items	(17,465)		(29,835)		(12,666)

Total	127,146		202,159		444,508

Revenues by Geographic Area (note 2)

	Year ended March 31,
	2009		2010		2011
	(Millions of yen, except percentage data)
Japan	5,861,448	59%	5,313,790	59%	5,269,259	57%
Outside Japan
Asia	1,911,290	19	1,699,071	19	2,073,756	22
North America	899,550	9	729,698	8	781,139	8
Europe	904,425	9	824,697	9	760,011	8
Other Areas	423,656	4	401,290	5	431,642	5
Subtotal	4,138,921	41	3,654,756	41	4,046,548	43

Total	10,000,369	100%	8,968,546	100%	9,315,807	100%

Notes:

(1)	Revenues by segment include intersegment transactions.

(2)	Revenues by geographic area are based on the locations of the customer to whom our products or services are sold.

Description of Segments

Information & Telecommunication Systems

In this segment, we provide products and services, including hardware products, software and services. Our main customers are business entities in various industries, national and local governments. Among the hardware products that we offer, disk array subsystems, servers and mainframes are more significant than other products. In order to meet market requirements, we must build these products to achieve high performance while meeting the cost parameters of customers. We also develop and offer various software packages designed to enhance the productivity of customers. Systems integration, consulting and outsourcing form the core of the services business, in which we aim to deliver systems that help customers achieve their business objectives. We develop customized solutions and offer them to customers along with our hardware and software products, as well as those of other vendors. This segment also provides telecommunications and network equipment and systems, which are delivered to customers in the data and telecommunication industries and other business customers.

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

In software and services businesses, we aim to strengthen: (i) outsourcing services such as data center outsourcing services which entail the monitoring, operation and maintenance of information on behalf of clients, as well as strategic outsourcing services which provide comprehensive support for customers’ information systems, including consulting, systems design, construction, operation and maintenance; and (ii) consulting services by bolstering the operational structure, principally by increasing the number of consultants. We seek to expand our data center business in China and Europe and believe that our experience building a number of data centers in Japan will aid us in this expansion. We also aim to establish an efficient project management system by sales efforts to emphasize profitability and by emphasizing cost management during the design and development process to achieve profitability.

We also intend to focus on environmentally-friendly information and telecommunications products, which we believe to be a key factor in both growth and profitability. Such products include environmentally-friendly data centers, which combine our data center and energy efficient air conditioning technologies with high levels of reliability, availability and data security.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in Hitachi Information Systems, Hitachi Software Engineering and Hitachi Systems & Services, listed consolidated subsidiaries, and converted them into wholly owned subsidiaries in February 2010. Further, Hitachi Software Engineering and Hitachi Systems & Services merged to create Hitachi Solutions, Ltd. in October 2010 in order to aid in the development of our environmentally-friendly data center and cloud computing businesses and strengthen our systems integration business. Moreover, Hitachi Information Systems and Hitachi Electronics Services Co., Ltd. plan to merge in October 2011. We expect the merger to strengthen the companies’ one-stop solutions capabilities to encompass the entire IT life cycle, ranging from consulting for systems installation to operations and maintenance.

In the year ended March 31, 2011, this segment accounted for 16% of total revenues before eliminations and corporate items and recorded segment profit of ¥98.6 billion.

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

Power companies are the main customers of the power sector. In this sector, we must respond to customer demand for low-priced products with high added value. In addition, in recent years we have given high priority to environmental protection in our product design. We compete primarily with large corporations in a global market in this sector. We are endeavoring to expand our power systems business, particularly highly efficient thermal power generation systems, in the overseas market. We recognize that the key to succeeding in this business overseas includes local project management, taking into consideration local business customs and labor relations. Since the orders the sector receives are generally for large items with long delivery periods, customers generally pay a portion of the procurement costs in advance to finance the production of the items. We have improved cost management in our power systems business by incorporating escalation provisions in contracts for long-term infrastructure projects in order to allocate exchange rate and commodity price risk to customers.

We have constructed nuclear power stations for more than forty years, and up to the present, we have been invited to bid on all Advanced Boiling Water Reactor projects in Japan. However, due to the March 2011 accident at the nuclear power facilities in Fukushima Prefecture, domestic investment in nuclear power in the near future remains unclear. Similarly, some countries are reconsidering their stance towards the use of nuclear power. However, we believe the long-term demand for nuclear power in overseas markets remains and we plan to expand our nuclear power systems business throughout the world, including in the United States, while focusing on improving the safety of nuclear power generation. Through our alliance with GE, which allows both companies to benefit from synergies in the areas of design, manufacturing, construction, maintenance and engineering services, we intend to improve and expand our boiling water reactor technology offerings. Under the alliance, we share ownership of a Japanese subsidiary and U.S. and Canadian affiliates with GE. These entities are engaged in the construction and maintenance of nuclear power plants and related services. We believe that GE’s design engineering of an advanced economic and simplified boiling water reactor, and Hitachi and GE’s cumulative know-how and experience in the nuclear power plant business place us on a solid footing to expand our nuclear power systems business globally.

Following the March 2011 earthquake, we were diligent in assisting the government as well as our customers in responding to the accident at the nuclear power facilities in Fukushima Prefecture in order to minimize the damage and improve the situation as quickly as possible.

We attempt to maintain a competitive edge in the thermal power systems business by developing environmentally-friendly coal-fired thermal power plants. In the years ended March 31, 2009 and 2010, we received orders for thermal power plants and equipment in overseas markets, including South Africa, Europe, Singapore, Egypt and Canada. In July 2010, we received an order for two boilers for South Korea’s first 1,000MW-class thermal power plant. We also received an order for two steam turbines and generators for another thermal plant in South Korea in December 2010. We seek to increase our thermal power systems business, particularly in emerging countries and regions such as China, India and South Africa, and Southeast Asia and Eastern Europe. At the same time, we are investing resources in developing power solutions that anticipate and respond to increasing global pressure to reduce carbon emissions, including by proactively expanding into wind and solar power.

We optimize our response to the needs and priorities of segment customers by strategically combining technologies from our diverse fields of operation, especially from technologies in the information systems and electronics field. For example, we continue to develop smart grid systems, which combine information and telecommunications technologies and power and industrial systems technologies to provide more efficient, reliable and energy-conscious power production and distribution. We also participate in demonstration projects of smart grid systems in Japan, the United States, the United Kingdom and Spain.

In September 2008, Chubu Electric Power filed a lawsuit against us in the Tokyo District Court. Chubu Electric Power seeks compensation in the amount of ¥41.8 billion plus interest for consequential losses from the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station. In May 2009, Hokuriku Electric Power also filed a lawsuit against us in the Tokyo District Court. Hokuriku Electric Power seeks compensation in the amount of ¥33.7 billion plus interest for consequential losses from the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station. We are vigorously defending ourselves in these lawsuits. We have not accrued for consequential losses related to these lawsuits. However, there can be no assurance that we will not be liable for any amount claimed. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

In the year ended March 31, 2011, this segment accounted for 8% of total revenues before eliminations and corporate items and recorded segment profit of ¥22.0 billion.

Social Infrastructure & Industrial Systems

In this segment, we provide infrastructure products and services that underpin society, such as railway vehicles and control systems, elevators and escalators. In addition, we offer industrial equipment and energy-saving solutions that help to reduce environmental impact.

For railway vehicles and control systems, we provide comprehensive systems that include rail cars, electronic components and traffic control systems, and we believe that we are the only company in Japan that can do so. In the past few years, we have received orders for railway projects throughout Japan, as well as in China, Korea, the United Arab Emirates and the United Kingdom. In addition, we continue to develop environmentally-conscious hybrid rail cars powered by our lithium-ion rechargeable batteries.

Our building systems business delivers elevators, escalators and moving sidewalks in Japan and overseas, mainly to China and other Asian countries. We also provide maintenance services for these products globally. In particular, we have focused on the Chinese market by expanding our sales, maintenance and service bases and establishing manufacturing bases locally.

The industrial equipment we offer covers products used in numerous industries and is strongly influenced by trends in public works spending and private sector plant and equipment investment. Market demands focus primarily on low price, high added value and the capability of products to be integrated into systems. The number of product types is vast, and production is frequently done in small lots or on order. The industry includes many small- to medium-sized specialty manufacturers, and competition for orders is fierce.

In August 2009, we conducted a tender offer to acquire the noncontrolling interests in Hitachi Plant Technologies, a listed consolidated subsidiary, and converted it into a wholly owned subsidiary in April 2010. We expect the conversion of Hitachi Plant Technologies to foster synergies in our social infrastructure businesses and facilitate our ability to respond to the growing need for construction and renovation of social infrastructures in global markets, including Asia, Europe and the United States.

In the year ended March 31, 2011, this segment accounted for 11% of total revenues before eliminations and corporate items and recorded segment profit of ¥39.9 billion.

Electronic Systems & Equipment

In this segment, drawing on our advanced technologies, we provide systems that form the core of the information society, including semiconductor and LCD manufacturing equipment and electronic parts manufacturing systems. We also produce medical and inspection systems that enhance health and wellness and power tools for both professional and home use.

A significant portion of this segment’s business is conducted by Hitachi High-Technologies Corporation, a listed consolidated subsidiary. Hitachi High-Technologies has two business areas: (i) manufacturing and sale of manufacturing equipment of semiconductors, LCDs and HDDs, test and measurement equipment, such as clinical analyzers, DNA sequencers and liquid chromatographs and other electronics-related equipment, and (ii) sale of electronic components and advanced industrial materials.

Semiconductor and LCD manufacturing equipment is strongly influenced by trends in capital spending by semiconductor and LCD manufactures, which are affected by market conditions and cyclical demand for such products. Although sales of these products have been adversely affected by reduced capital spending by manufacturers in the industry since the latter half of the year ended March 31, 2009, demand for these products firmly recovered in the year ended March 31, 2011.

In the year ended March 31, 2011, this segment accounted for 10% of total revenues before eliminations and corporate items and recorded segment profit of ¥37.2 billion.

Construction Machinery

In this segment, we offer hydraulic excavators, wheel loaders and mining dump trucks.

We provide integrated solutions globally, extending from the sale of construction machinery, such as hydraulic excavators to services and maintenance. Leveraging accumulated technologies and know-how, our solutions address the needs of a broad range of industries, including civil engineering and construction, building and structural demolition, mining and excavation.

We conduct our construction machinery business on a global scale, and our full-line operational capabilities and brand recognition have secured us a solid market position, especially in China. Our construction machinery is characterized by its durability and reliability as well as energy efficiency and easy-to-operate electronic controls.

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

Sales of construction machinery are strongly influenced by trends in public works spending and private-sector equipment and housing investment globally, and demand for infrastructure development and housing investment in China in particular.

In the year ended March 31, 2011, this segment accounted for 7% of total revenues before eliminations and corporate items and recorded segment profit of ¥49.1 billion.

High Functional Materials & Components

This segment includes fabricated chemical and metal products supplied as parts or materials to downstream manufacturers of mainly electric and electronic products. For example, Hitachi Chemical Co., Ltd. manufactures products based on its resin technology and serves industrial markets including semiconductor, LCD and automobile markets. Hitachi Chemical also produces anode material for lithium-ion rechargeable batteries. Hitachi Metals, Ltd. manufactures specialty steels, magnetic materials and components and high grade casting components and materials for the automotive-, electronics- and industrial infrastructure-related markets. Hitachi Cable, Ltd. manufactures electronic materials and components for semiconductors and mobile phones as well as cable and wire products used for the transmission of power, telephone signals and automobiles.

As products in this segment become even more closely dependent upon and driven by electronics-related technological capabilities, we expect our strength in electronics technology to provide us with an advantage in introducing new products. Since the portion of materials and components used for semiconductors, LCDs and other IT-related products, as well as automobiles, has increased in recent years, the business climate of the electronics and automotive industries has significantly affected business results in this segment.

In the year ended March 31, 2011, this segment accounted for 13% of total revenues before eliminations and corporate items and recorded segment profit of ¥84.5 billion.

Automotive Systems

In this segment, we offer engine management systems, electric powertrain systems, drive control systems and car information systems.

We provide cutting-edge automotive and related systems globally by drawing on our wide-ranging technologies and vast manufacturing expertise and experience.

From the latter half of the year ended March 31, 2009, the worldwide collapse in demand for automobiles severely adversely affected sales of automotive products. In response to the difficult conditions in this industry, we separated our automotive systems business to form a new company in July 2009. We expect that the new company, our wholly owned subsidiary, will make faster decisions, operate more efficiently and innovate by combining automotive and electronics technologies.

Although the demand for automobiles sharply decreased following the global economic recession, demand recovered strongly in the year ended March 31, 2011. As a maker of cutting-edge automotive products, we depend heavily on trends in automobile sales and global levels of production by automobile manufacturers.

In the year ended March 31, 2011, this segment accounted for 7% of total revenues before eliminations and corporate items and recorded segment profit of ¥23.7 billion.

Components & Devices

In this segment, we offer HDDs, LCDs, information storage media and batteries.

The HDD industry is facing rapid technological change, such as the development of high capacity HDDs and the appearance of new alternative storage products such as solid state drives that integrate flash-based storage technology. To maintain profitability in such an environment, we believe that it is important to establish efficient development and manufacturing operations. We have therefore been implementing various business reorganization and other cost reduction measures, and have made efforts to introduce new products in a timely manner. As a result of these efforts, our HDD business has recently seen positive operating results. In March 2011, as part of the ongoing effort to focus our resources, including capital expenditure and R&D investment, on our Social Innovation Business, we entered into an agreement to sell our HDD business to Western Digital. See “A. History and Development of the Company” in this Item and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

The display business is highly competitive and characterized by significant price fluctuations in accordance with changes in the supply-demand balance. Due to an unfavorable business environment marked by severe price competition, we exited from the unprofitable large-size LCD business which Hitachi Displays, our consolidated subsidiary, formerly conducted. In June 2010, we sold a substantial portion of our interest in IPS Alpha Technology, Ltd., an equity method affiliate, which conducts the large-size LCD business for flat-panel television sets, to Panasonic Corporation. As a result of the transfer, IPS Alpha Technology is no longer our equity method affiliate. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Business Reorganization” for more information.

In August 2009, we conducted a tender offer to acquire the noncontrolling interests in Hitachi Maxell, a listed consolidated subsidiary, and converted it into a wholly owned subsidiary in April 2010 in order to improve our position in the important lithium-ion rechargeable battery business by combining Hitachi Maxell’s research and development resources and expertise with ours and by reducing Hitachi Maxell’s investment burden.

In the year ended March 31, 2011, this segment accounted for 8% of total revenues before eliminations and corporate items and recorded segment profit of ¥43.6 billion.

Digital Media & Consumer Products

In this segment, we offer products in two main categories: digital media products and home appliances. The former includes optical disk drives, flat-panel television sets and LCD projectors, while the latter comprises room and industrial air conditioners, refrigerators, washing machines and other appliances. All products have a broad range of customers dominated by general consumers.

In this segment, we are facing intense price competition caused by increasing product commoditization both in the digital media products business and home appliances business. Especially in digital media products such as flat-panel television sets, price reductions have been significant because of domestic and overseas competition and increasing commoditization of products. In an attempt to improve the profitability of our flat-panel television set business, we have taken restructuring measures, including streamlining our sales network in both domestic and overseas markets, limiting overseas sales units of flat-panel television sets and reducing production and fixed costs. In addition, we began sourcing all glass panels for plasma television sets, which Hitachi Plasma Display Limited previously manufactured, from Panasonic. Subsequently, in December 2009, we transferred the land and buildings belonging to Hitachi Plasma Display to Showa Shell Solar K. K., currently Solar Frontier K. K. Moreover, we separated our digital media products business, mainly consisting of flat-panel television sets and commercial-use LCD projectors, to form a new wholly owned subsidiary in July 2009.

On September 14, 2009, we announced an agreement with Casio Computer Co. and NEC Corporation to integrate Casio Hitachi Mobile Communications Co., Ltd., a joint venture between us and Casio Computer, with NEC’s mobile terminal operations unit. The parties expect the integrated company will be able to better cope with the difficult conditions in the mobile manufacturing business by combining both companies’ technological assets, know-how and resources. The merger is also part of our larger strategy to reduce our involvement in businesses that do not share synergies with our Social Innovation Business. As a result of the merger as of June 1, 2010, our equity interest in the integrated company is 16.7% and further decreased to 9.3% as of the end of June 2010. We no longer account for the joint venture as an equity method affiliate.

In the year ended March 31, 2011, this segment accounted for 9% of total revenues before eliminations and corporate items and recorded segment profit of ¥14.9 billion.

Financial Services

We originated this segment to extend credit to purchasers of our products. This segment currently provides leases, loan guarantees and insurance services and conducts business in the area of securitization.

In the year ended March 31, 2011, this segment accounted for 4% of total revenues before eliminations and corporate items and recorded segment profit of ¥14.2 billion.

Others

This segment includes various businesses not included in our other segments, primarily consisting of logistics and property management services conducted by our consolidated subsidiaries. We also have many subsidiaries that we established to offer various services related to our business operations internally, such as printing, and services shared by our group companies, such as financial and human resource administration.

In the year ended March 31, 2011, this segment accounted for 7% of total revenues before eliminations and corporate items and recorded segment profit of ¥28.9 billion.

Competition

We are subject to intense competition in each of our business segments. Among our major competitors are some of the top-ranking industrial companies in Japan, the United States, Europe and Asia. Depending on the nature of the business, rapid progress in technology or the need to reduce costs to meet customer requirements is a major basis for competition. In addition, we are facing more competition against companies that focus exclusively on specific market segments. See “Item 4. Information on the Company — B. Business Overview — Description of Segments” for details of competition in each segment.

Seasonality

Our revenues in the Information & Telecommunication Systems segment, the Power Systems segment and the Social Infrastructure & Industrial Systems segment in the fourth quarter ending March 31 tend to be higher than those in other quarters due in part to the purchase customs of our customers, including governmental agencies in Japan.

Sources of Supply

We purchase a wide variety of raw materials, parts and components from many suppliers in Japan and abroad. We conduct our purchases centrally. In general, we are not dependent on any single source of supply for our raw materials, parts and components. Because Japan produces very few of the raw materials we use in our manufacturing processes, we monitor the availability of raw materials on a regular basis. There are currently no particular shortages of energy, raw materials, parts or components that are likely to materially affect our business. Prices of certain raw materials, parts and components that we purchase, such as petroleum products, copper, aluminum and semiconductor memory chips, are volatile. Increases in prices of petroleum and other materials, such as copper, steel, synthetic resins, rare metals and rare-earth minerals, increase our production costs, and may adversely affect our results of operations. However, we are currently taking advantage of the strong yen to make purchases overseas.

Intellectual Property and Licenses

We hold numerous intellectual property rights, including patents, trademarks and copyrights. Although we consider them to be valuable assets and important for our operations, we believe that our business is not materially dependent on any single patent, trademark, copyright or other intellectual property right that we hold.

We have many licensing and technical assistance agreements covering a wide variety of products. Some of these agreements grant us the rights to use certain Japanese and foreign patents or to receive certain technical information. Under certain other agreements, we have also granted licenses and technical assistance to various companies located in Japan or overseas. Additionally, in certain instances, we have entered into cross-license agreements with major international electronics and electrical equipment manufacturers. Our patent portfolio management activities try to cultivate patents related to selected themes worldwide with the aim of creating an internationally competitive intellectual property portfolio. In the year ended March 31, 2011, we focused on themes related to our Social Innovation Business such as high-efficiency thermal power generation, smart grid systems, environmentally-friendly data centers and lithium-ion batteries. We believe that we are not materially dependent on any single such license or technical assistance agreement.

Government Regulations

Our business activities are subject to various governmental regulations in countries where we operate, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements.

For example, we are subject to various environmental regulations such as the Air Pollution Control Law of Japan, the Soil Contamination Countermeasures Law of Japan, and the Water Pollution Control Law of Japan, which the Ministry of the Environment of Japan administers, and the law generally known as the Pollutant Release and Transfer Register Law of Japan, which the Ministry of Economy, Trade and Industry of Japan and the Ministry of the Environment of Japan administer. In order to comply with these laws and regulations, we have implemented various measures, such as improving our production facilities, introducing a chemical substance risk assessment system, monitoring the use and emission of certain chemical substances and cleaning up groundwater and soil as necessary.

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

These regulations, among others to which we are subject, could become more stringent, or additional regulations could be adopted in the future, which could cause us to incur additional compliance costs or limit our business activities. Further, a failure to comply with these regulations could result in fines or other penalties, which could adversely affect our financial condition, results of operations, cash flows, reputation or credibility.

C. Organizational Structure

The table below shows our major subsidiaries as of March 31, 2011. Ownership percentage of voting rights indicates voting rights owned, directly or indirectly, by us and our subsidiaries.

Name of company	Country of incorporation	Ownership percentage of voting rights
Information & Telecommunication Systems
Hitachi Electronics Services Co., Ltd.	Japan	100.0%
Hitachi Information & Control Solutions, Ltd.	Japan	100.0
Hitachi Information Systems, Ltd.	Japan	100.0
Hitachi-Omron Terminal Solutions, Corp.	Japan	55.0
Hitachi Solutions, Ltd.	Japan	100.0
Hitachi Computer Products (America), Inc.	U.S.A.	100.0
Hitachi Computer Products (Europe) S.A.S.	France	100.0
Hitachi Consulting Corporation	U.S.A.	99.2
Hitachi Data Systems Corporation	U.S.A.	100.0
Hitachi Information & Telecommunication Systems Global Holding Corporation	U.S.A.	100.0
Power Systems
Babcock-Hitachi Kabushiki Kaisha	Japan	100.0%
Hitachi Engineering & Services Co., Ltd.	Japan	100.0
Hitachi-GE Nuclear Energy, Ltd.	Japan	80.0
Hitachi Power Europe GmbH	Germany	100.0
Hitachi Power Systems America, Ltd.	U.S.A.	100.0
Social Infrastructure & Industrial Systems
Hitachi Building Systems Co., Ltd.	Japan	100.0%
Hitachi Industrial Equipment Systems Co., Ltd.	Japan	100.0
Hitachi Plant Technologies, Ltd.	Japan	100.0
Hitachi Elevator (China) Co., Ltd.	China	70.0
Electronic Systems & Equipment
Hitachi High-Technologies Corporation	Japan	51.8%
Hitachi Koki Co., Ltd.	Japan	51.2
Hitachi Kokusai Electric Inc.	Japan	52.4
Hitachi Medical Corporation	Japan	63.2
Hitachi Via Mechanics, Ltd.	Japan	100.0
Construction Machinery
Hitachi Construction Machinery Co., Ltd.	Japan	51.8%
High Functional Materials & Components
Hitachi Cable, Ltd.	Japan	53.1%
Hitachi Chemical Co., Ltd.	Japan	51.4
Hitachi Metals, Ltd.	Japan	55.7
Automotive Systems
Clarion Co., Ltd.	Japan	64.0%
Hitachi Automotive Systems, Ltd.	Japan	100.0
Hitachi Automotive Systems Americas, Inc.	U.S.A.	100.0
Components & Devices
Hitachi Displays, Ltd.	Japan	75.1%
Hitachi Maxell, Ltd.	Japan	100.0
Hitachi Display Device (Suzhou) Co., Ltd.	China	100.0
Viviti Technologies Ltd.	Singapore	100.0
Digital Media & Consumer Products
Hitachi Appliances, Inc.	Japan	100.0%
Hitachi Consumer Electronics Co., Ltd.	Japan	100.0
Hitachi-LG Data Storage, Inc.	Japan	51.0
Hitachi Media Electronics Co., Ltd.	Japan	100.0
Hitachi Consumer Products (Thailand), Ltd.	Thailand	80.1
Financial Services
Hitachi Capital Corporation	Japan	60.7%
Others
Chuo Shoji, Ltd.	Japan	100.0%
Hitachi Life, Ltd.	Japan	100.0
Hitachi Transport System, Ltd.	Japan	59.0
Hitachi America, Ltd.	U.S.A.	100.0
Hitachi Asia Ltd.	Singapore	100.0
Hitachi (China), Ltd.	China	100.0
Hitachi Europe Ltd.	U.K.	100.0

D. Property, Plants and Equipment

We own a significant portion of the land, plants, offices and other fixed assets necessary to conduct our business. A significant portion of our land, plants, offices and other fixed assets are located in Japan. We believe our properties are well maintained and that our plant capacity is adequate for our current needs and future plans. Certain of our properties such as land and buildings are subject to mortgages in respect of bonds and loans. The total outstanding balance of the secured loans as of March 31, 2011 was ¥19,041 million.

The following table describes the name of the office, division, group, center or subsidiary that is using the property, the location and area of the property, and in the case of plant property, the principal products produced there as of March 31, 2011. We believe the following offices, divisions, groups, centers and subsidiaries comprise our major lines of business:

Name of user of plants and offices	Location	Land area	Principal products
		(Thousands of square meters)
In Japan
Hitachi:
Information & Telecommunication Systems Company	Tokyo, etc.	761	Software, servers, mainframes
Power Systems Company	Ibaraki	3,718	Power generating equipment
Research & Development Group	Tokyo, etc.	728	—
Urban Planning and Development Systems Company	Ibaraki	528	Elevators, escalators
Area Operations	Osaka, etc.	95	—
Head Office	Tokyo	1,100	—
Information & Control Systems Company	Ibaraki	232	Switch boards, computer control systems
Ibaraki Hospital Center	Ibaraki	49	—
Industrial & Social Infrastructure Systems Company	Yamaguchi, etc	693	Railway vehicles

Subsidiaries:
Hitachi Automotive Systems, Ltd.	Ibaraki	2,614	Automotive equipment
Yasugi Works, Hitachi Metals, Ltd.	Shimane	1,096	Special steels
Tsuchiura Plant, Hitachi Construction Machinery Co., Ltd.	Ibaraki	5,534	Construction machinery
Hitachi Displays, Ltd.	Chiba	460	Liquid crystal displays
Hitaka Works, Hitachi Cable, Ltd.	Ibaraki	958	Wires and cables
Head Office, Hitachi Solutions, Ltd.	Tokyo	17	—
Head Office, Hitachi Building Systems Co., Ltd.	Tokyo	171	—
Hitachinaka-Rinko Works, Hitachi Construction Machinery Co., Ltd.	Ibaraki	181	Construction machinery
Shimodate Works, Hitachi Chemical Co., Ltd.	Ibaraki	742	Circuit board related materials
Yamazaki Works, Hitachi Chemical Co., Ltd.	Ibaraki	485	Semiconductor related materials

Outside of Japan
Overseas subsidiaries:
Viviti Technologies Ltd.	California, U.S.A., etc.	1,615	Hard disk drives
Telco Construction Equipment Company Limited	Bangalore, India	1,141	Construction machinery
Hitachi Metals America, Ltd.	New York, U.S.A., etc.	2,561	Automotive components
Hitachi Automotive Systems Americas, Inc.	Kentucky, U.S.A., etc.	874	Automotive equipment

For information on our plan for capital investment for the year ended March 31, 2011, see “A. History and Development of the Company” in this Item.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

Economic Environment

We provide highly diversified products and services and conduct business throughout the world. Various aspects of the economic environment, particularly capital investment in the private sector and consumer spending in our main market sectors such as Japan, Asia, the United States and Europe, therefore affect our results of operations.

In the year ended March 31, 2011, the world economy, which had declined sharply beginning in September 2008, gradually recovered as a result of economic stimulus packages of various world governments. The Chinese economy maintained strong economic growth, spurred by government spending, and the U.S. and European economies experienced gradual recovery, despite downward pressure on income and the persistence of difficult employment conditions. The Japanese economy also gradually recovered in the first half of the year ended March 31, 2011 as a result of resurgent exports to China and other Asian markets and the effects of economic stimulus packages by the Japanese government. However, the Japanese economy fell short of achieving a self-sustaining recovery, as consumer spending failed to increase due to the diminished effects of stimulus packages in the latter half of the year. Moreover, the earthquake and tsunami that struck northeastern Japan on March 11, 2011 also adversely affected the Japanese economy. Japan’s real GDP grew by 2.3% in the year ended March 31, 2011 as compared to the previous year. By comparison, real GDP declined by 2.4% in the year ended March 31, 2010 as compared to the previous year and by 4.1% in the year ended March 31, 2009 as compared to the previous year.

We conduct business in many foreign countries, and a portion of our assets and liabilities denominated in currencies other than the Japanese yen is exposed to risks from fluctuations in foreign currency exchange rates. In addition, we export products and import components and raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may affect our financial results, which are reported in Japanese yen. For example, we do a large portion of our manufacturing domestically, which means that a strong yen reduces our cost competitiveness. The Japanese yen on average strengthened against the U.S. dollar and the euro during the years ended March 31, 2009, 2010 and 2011. We employ forward exchange contracts and cross-currency swap agreements to reduce the impact of foreign currency exchange rate fluctuations. In addition, to alleviate the adverse effects of foreign currency exchange rate fluctuations, when we believe it is appropriate, we seek to manufacture outside Japan and procure materials and parts locally. We generally seek to finance foreign currency investments with available foreign currency balances. When foreign currency balances are insufficient, we may enter into forward exchange contracts to reduce the impact of foreign currency exchange rate fluctuations on such investments. For additional information regarding foreign currency exchange rate fluctuations, see “Item 4. Information on the Company — B. Business Overview — Sales and Distribution.”

Business Strategy

We aim to achieve sustainable growth and establish a stable and profitable business structure by enhancing our competitiveness through promotion of our Social Innovation Business. This focus includes exiting businesses that underperform or lack synergies with our Social Innovation Business as well as combining technologies that share synergies in order to strengthen existing and develop new businesses. We have also implemented and may continue to implement a variety of operational cost reduction measures, including reorganizing our operation and production bases and reducing our workforce. The following are our specific business strategies.

Strengthening Our Social Innovation Business

We aim to achieve sustainable growth by enhancing our competitiveness as a global leader in the Social Innovation Business, which supplies advanced social infrastructure supported by information and communication technology, or ICT. Our Social Innovation Business mainly relates to the Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems and Construction Machinery segments, including businesses that integrate ICT and social infrastructure, and the High Functional Materials & Components segment. We believe our Social Innovation Business will take advantage of our knowledge, experience and customer confidence, and exploit synergies across our information and telecommunication systems and social infrastructure businesses. In addition, we believe we can leverage our ability to build environmental systems by drawing on our advanced environmental technologies and experience. We aim to expand our Social Innovation Business globally, particularly in emerging countries and regions, by strengthening project control centers via local leadership. We believe this will enable us to develop a detailed strategy in each region through developing a comprehensive understanding of local values, standards and risks. In addition, when necessary and appropriate, we will collaborate with both local and domestic partners, including local governments, to expand business opportunities. Furthermore, we will focus our business resources, including capital expenditures and R&D investments, on our Social Innovation Business.

Restructuring and Divestiture of Underperforming Businesses and Implementing Cost Reduction Measures

We are responding to the challenging economic circumstances by closing or downsizing unprofitable operations where feasible, seeking joint ventures with competitors, reallocating employees from overstaffed businesses to growth businesses and reorganizing the geographic distribution of our manufacturing facilities. We have implemented and may continue to implement a variety of measures to reduce costs, including reorganizing our operation and production bases and reducing our workforce. These measures include:

•	reorganizing or exiting underperforming businesses and reducing labor costs;

•	controlling costs, for example by reducing procurement costs and enhancing project management;

•	promoting shared services over a wide range of areas such as procurement, logistics, document services, security, personnel management and financial management; and

•	maintaining our selective approach toward capital expenditures.

For the year ended March 31, 2011, we continued company-wide efforts to reduce fixed costs and procurement costs.

During the year ended March 31, 2009, we made changes in our flat-panel TV business. We shifted from producing glass panels for plasma TVs at our subsidiary to procuring such components from Panasonic. In addition, we withdrew from in-house production of TV sets overseas and accelerated utilization of production outsourcing for those markets.

Also, in September 2009, we announced plans to integrate our affiliate Renesas Technology with NEC Electronics to form a new semiconductor company. Completed on April 1, 2010, the merger of Renesas Technology and NEC Electronics is expected to result in substantial cost reductions and mitigate the negative impact of the global economic recession by permitting the combination of research and development resources, consolidation of manufacturing facilities and elimination of redundant operations. See “— Business Reorganization” in this Item below for more detailed information.

In June 2010, we sold a substantial portion of our interest in IPS Alpha Technology, an equity method affiliate that manufactures large-size LCD panels for flat-panel television sets, to Panasonic. The sale resulted in IPS Alpha Technology ceasing to be our equity method affiliate.

Strengthening of Consolidated Group Management

Our consolidated group includes a number of subsidiaries and affiliates, including publicly listed companies. We have taken and continue to take measures with a view to fostering closer ties and establishing a closer capital relationship among such group companies and facilitating the timely implementation of business strategies and other initiatives, leading to improved competitiveness and profitability. For example, we converted five listed consolidated subsidiaries into wholly owned subsidiaries, which we believe will benefit our Social Innovation Business by establishing closer ties and relationships and will also enable us to reflect the net income or loss attributable to noncontrolling interests in those companies as net income or loss attributable to Hitachi, Ltd. in our statement of operations.

On October 1, 2009, we adopted an “in-house company system” and established virtual companies within Hitachi. We have provided these in-house companies with responsibilities and authority aimed at creating a more adaptive and autonomous business management environment. Each virtual company has comparable independence, responsibility and accountability for its earnings as group companies, aiming to accelerate decision-making and to facilitate the optimal allocation of business resources within Hitachi.

Furthermore, our headquarters division will focus additional attention on generating synergies and address issues that have group-wide implications, such as the adoption of a uniform advanced IT platform and coordinating production engineering, procurement and our brand to help in-house companies and group companies strengthen competitiveness. Our headquarters division will also attempt to develop business fields that incorporate elements of our information and communication technology and social infrastructure businesses.

We aim to foster growth worldwide through the bolstering of our human capital. These efforts include promotion of international recruiting, optimum deployment of personnel overseas, establishment of universal criteria for job evaluation, and improvement of our management development programs with greater focus on global business management.

Business Reorganization

Year Ended March 31, 2011 Business Reorganization

On March 7, 2011, we entered into an agreement to sell our HDD business to Western Digital. Under the terms of the agreement, we will transfer all shares of Viviti Technologies Ltd., our wholly owned subsidiary and the holding company of our HDD business, to Western Digital. The aggregate purchase price will consist of cash consideration of $3.5 billion and 25 million shares of Western Digital’s common stock. The transaction is subject to several customary closing conditions, including the receipt of antitrust approvals and the expiration of applicable waiting periods in certain jurisdictions. The transaction is currently expected to close during the quarter ending December 31, 2011.

On June 30, 2010, we, Panasonic and Hitachi Displays announced that Hitachi Displays, our small- and medium-sized LCD panel subsidiary, would sell a substantial portion of its interest in IPS Alpha Technology, which manufacturers large-sized LCD panels, to Panasonic. As a result of the sale, Panasonic brought its total effective shareholdings of IPS Alpha Technology to 92%, our effective shareholding in IPS Alpha Technology became 5% and IPS Alpha Technology is no longer our equity method affiliate.

Year Ended March 31, 2010 Business Reorganization

In October 2009, we completed tender offers for the shares of five listed consolidated subsidiaries. The five subsidiaries and their main businesses are:

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

•

Hitachi Maxell. Manufacturing and marketing of information storage media, batteries and various materials, devices and electronic appliances. We converted Hitachi Maxell into a wholly owned subsidiary in April 2010.

The tender offers for the shares of the five subsidiaries required funds in the aggregate amount of ¥255.6 billion. In addition, we acquired the shares not tendered during the tender offer period either by cash acquisitions or share-for-share exchanges. Cash acquisitions required additional funds and share-for-share exchanges resulted in some dilution of our common stock.

On September 16, 2009, we, Renesas Technology, NEC Electronics, NEC and Mitsubishi Electric entered into a definitive agreement to merge Renesas Technology into NEC Electronics. The merger closed on April 1, 2010 and the surviving company was renamed Renesas Electronics Corporation. Renesas Technology was a joint venture between us and Mitsubishi Electric, pursuant to which we owned 55% and Mitsubishi Electric owned 45% of the shares. We accounted for the joint venture as an equity method affiliate since its incorporation in 2003. We contributed funds totaling ¥39.4 billion during the year ended March 31, 2010 and contributed additional funds in an amount of ¥43.0 billion on April 1, 2010 in exchange for shares of Renesas Electronics’ common stock. Following the merger, we maintain a 30.6% ownership interest in Renesas Electronics, and continue to account for the company as an equity method affiliate. We, NEC and Mitsubishi Electric agreed to hold the respective shares of Renesas Electronics each company acquired via the April 1, 2010 capital injection for at least two years from that date. Renesas Electronics’ common stock is listed on the First Section of the TSE.

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

On July 1, 2009, to cope with the harsh business environment brought on by a worldwide collapse in demand for automobiles, we conducted a corporate split and transferred the operations of our Automotive Systems Group to a newly formed wholly owned subsidiary, Hitachi Automotive Systems, Ltd. We expect Hitachi Automotive Systems to facilitate business restructuring to improve profitability, make faster decisions and operate more efficiently through the realignment and integration of manufacturing facilities and reduction and reallocation of employees, and to improve innovation by combining automotive and electronics technologies.

On July 1, 2009, to cope with the challenging business environment, including the global economic recession and a deflationary environment, we conducted a corporate split and transferred the operations of our Consumer Business Group to a newly formed wholly owned subsidiary, Hitachi Consumer Electronics Co., Ltd. We expect Hitachi Consumer Electronics to create stronger ties with our companies responsible for externally sourcing, selling and providing services for consumer electronics. We also expect the corporate split to facilitate a market-oriented business structure that is more responsive in supplying products based on consumer needs. In addition, Hitachi Consumer Electronics is expected to strengthen competitiveness through increased cooperation with outside companies.

Year Ended March 31, 2009 Business Reorganization

In January 2009, we conducted a tender offer for shares of Hitachi Kokusai Electric, an equity method affiliate that manufactures and sells wireless communications systems, broadcasting and video systems and semiconductor manufacturing equipment. Hitachi Kokusai Electric then became our consolidated subsidiary in March 2009. We seek to realize synergies from the transaction through Hitachi Kokusai Electric’s expertise in digital wireless communication technologies, video processing technologies and the broadcasting systems business in order to strengthen our businesses in such areas as information networks, transportation systems, and urban development systems.

In January 2009, we conducted a tender offer for shares of Hitachi Koki, an equity method affiliate that manufactures and sells power tools. Hitachi Koki then became our consolidated subsidiary in March 2009. The conversion of Hitachi Koki into a consolidated subsidiary is intended to expand Hitachi Koki’s business on a global scale and to foster collaboration in such areas as R&D for lithium-ion battery-operated products, a strategic product for Hitachi Koki.

During the year ended March 31, 2009, we shifted from producing glass panels for plasma TVs at our subsidiary to procuring such components from Panasonic.

Note to Analysis of Revenues and Profit (Loss)

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

Results of Operations

The Year Ended March 31, 2011 Compared with the Year Ended March 31, 2010

Summary

	Year ended March 31,		Percent change
	2010	2011
	(Millions of yen, except percentage data)
Total revenues	8,968,546	9,315,807	+4%
Income before income taxes	63,580	432,201	+580%
Net income (loss)	(84,391)	303,126	—
Net income (loss) attributable to Hitachi, Ltd.	(106,961)	238,869	—

Our total revenues in the year ended March 31, 2011 increased compared with the year ended March 31, 2010. Our income before income taxes for the year ended March 31, 2011 significantly increased compared with the year ended March 31, 2010. This increase was due in particular to an increase in profits in our Components & Devices, Electronic Systems & Equipment and High Functional Materials & Components segments, a decline in equity in net loss of affiliated companies, a decline in restructuring charges and the recording of a net gain on securities. As a result of the foregoing, we recorded net income attributable to Hitachi, Ltd. for the year ended March 31, 2011 as compared to a net loss attributable to Hitachi, Ltd. for the year ended March 31, 2010.

Analysis of Statement of Operations

Our total revenues in the year ended March 31, 2011 were ¥9,315.8 billion, an increase of 4% compared with the year ended March 31, 2010. This increase was due primarily to increases in revenues in the Construction Machinery, High Functional Materials & Components, Automotive Systems and Electronic Systems & Equipment segments. Such revenue increases were mainly the result of strong demand for construction machinery in emerging countries and recovery of demand in the electronics and automotive industries. This increase was partially offset by the effects of the March 2011 earthquake and collateral events, such as delays in our delivery of and our customers’ acceptance of our products. Our overseas revenues rose to ¥4,046.5 billion in the year ended March 31, 2011, an increase of 11% compared with the year ended March 31, 2010. This increase was due primarily to increased global demand in the electronics and automotive industries.

Our cost of sales in the year ended March 31, 2011 was ¥6,967.4 billion, an increase of 2% compared with the year ended March 31, 2010. The ratio of cost of sales to total revenues was 75%, a 1% decrease compared with the year ended March 31, 2010. This decrease was due primarily to our ongoing efforts to reduce costs, such as fixed costs and material purchasing costs.

Our selling, general and administrative expenses in the year ended March 31, 2011 were ¥1,903.8 billion, a decrease of 1% compared with the year ended March 31, 2010. The ratio of selling, general and administrative expenses to total revenues was 20%, a decrease of 1% compared with the year ended March 31, 2010. This decrease in selling, general and administrative expenses was due primarily to our ongoing efforts to reduce fixed costs.

Impairment losses for long-lived assets increased ¥9.9 billion to a total of ¥35.1 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. The Components & Devices segment recorded an impairment loss of ¥16.5 billion in the year ended March 31, 2011. This impairment loss includes impairment of production facilities relating to batteries for electronic products. We have recognized losses for consecutive periods and have revised downward expected future income from this business area due to expectations of reduced production. The impairment loss also includes impairment of LCD component production facilities. This impairment was due to our projection of lower production based on reduced demand for a specific type of LCD component. The High Functional Materials & Components segment also recorded an impairment loss of ¥10.9 billion. This impairment loss includes impairment of production facilities relating to certain automotive materials due to a deterioration of profitability as the March 2011 earthquake and collateral events made the production facilities inoperable. The above impairment losses were determined on the basis of fair value estimates based primarily on discounted projected future cash flows. We expect portions of the investments in the aforementioned businesses to be irrecoverable.

Restructuring charges in the year ended March 31, 2011 decreased ¥19.3 billion to ¥5.7 billion, as compared with the year ended March 31, 2010. This decrease was due primarily to a decrease in special and one-time termination benefits. See “— Restructuring” in this Item for more detailed information.

Interest income increased ¥1.2 billion to ¥13.2 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010.

Dividend income decreased ¥1.5 billion to ¥4.2 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010.

Other income in the year ended March 31, 2011 increased ¥69.5 billion to ¥69.7 billion, as compared with the year ended March 31, 2010. This increase was due primarily to the recording of a net gain on securities. We recorded net gain on securities of ¥61.0 billion in the year ended March 31, 2011, as compared with a net loss on securities of ¥1.2 billion in the year ended March 31, 2010. This increase consisted mainly of a gain from the sale of a substantial portion of our shares of IPS Alpha Technology. See “— Business Reorganization” in this Item above for more detailed information. Other income in the year ended March 31, 2011 also includes a gain of ¥8.6 billion on a bargain purchase related to the acquisition of Aloka Co., Ltd., currently Hitachi Aloka Medical, Ltd., by our subsidiary, Hitachi Medical Corporation.

Interest charges decreased ¥1.3 billion to ¥24.8 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010.

Other deductions, including a foreign exchange loss and a net loss on the sale and disposal of rental assets and other property, decreased ¥8.3 billion to ¥13.5 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. We recognized a foreign exchange loss of ¥9.5 billion in the year ended March 31, 2011, as compared with foreign exchange gain in the year ended March 31, 2010. This foreign exchange loss was due primarily to the strengthening of the yen against the U.S. dollar and the euro. Net loss on the sale and disposal of rental assets and other property in the year ended March 31, 2011 was ¥3.1 billion, as compared with a net loss of ¥20.2 billion in the year ended March 31, 2010.

Equity in net loss of affiliated companies decreased ¥38.0 billion to ¥20.1 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This was due primarily to a decrease in the loss resulting from our interest in Renesas Electronics, our equity method affiliate in the semiconductor industry.

As a result of the foregoing, we recorded income before income taxes of ¥432.2 billion in the year ended March 31, 2011, as compared with income before income taxes of ¥63.5 billion in the year ended March 31, 2010.

Income taxes decreased ¥18.8 billion to ¥129.0 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This decrease was due primarily to losses relating to valuation of deferred tax assets in the year ended March 31, 2010 arising from the consolidation of five of our then listed subsidiaries which were not recorded in the year ended March 31, 2011. In the year ended March 31, 2011, while our statutory income tax rate was 40.6%, owing to favorable differences in tax rates in Japan and overseas jurisdictions where our subsidiaries operate, our effective income tax rate was 29.9%. This difference was due primarily to a certain Singaporean subsidiary recording a large profit for the year ended March 31, 2011.

As a result, we recorded net income of ¥303.1 billion in the year ended March 31, 2011, as compared with a net loss of ¥84.3 billion in the year ended March 31, 2010.

In the year ended March 31, 2011, net income attributable to noncontrolling interests was ¥64.2 billion, as compared with net income of ¥22.5 billion for the year ended March 31, 2010. This increase was due primarily to an improvement in the business results of our listed subsidiaries.

As a result of the foregoing, we recorded net income attributable to Hitachi, Ltd. of ¥238.8 billion in the year ended March 31, 2011, compared with a net loss attributable to Hitachi, Ltd. of ¥106.9 billion in the year ended March 31, 2010.

Operations by Segment

	Revenues			Segment profit (loss)
	Year ended March 31,		Percent change	Year ended March 31,		Percent change
	2010	2011		2010	2011
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	1,705,587	1,652,040	-3%	94,592	98,641	+4%
Power Systems	882,135	813,207	-8%	22,075	22,022	-0%
Social Infrastructure & Industrial Systems	1,250,225	1,156,936	-7%	42,086	39,952	-5%
Electronic Systems & Equipment	998,632	1,079,355	+8%	(5,218)	37,284	—
Construction Machinery	583,636	751,387	+29%	17,649	49,192	+179%
High Functional Materials & Components	1,249,327	1,408,153	+13%	44,412	84,506	+90%
Automotive Systems	638,828	737,901	+16%	(5,486)	23,791	—
Components & Devices	754,889	809,852	+7%	1,149	43,652	—
Digital Media & Consumer Products	929,258	951,596	+2%	(7,206)	14,949	—
Financial Services	419,650	372,981	-11%	8,518	14,255	+67%
Others	763,665	767,463	+0%	19,423	28,930	+49%

Subtotal	10,175,832	10,500,871	+3%	231,994	457,174	+97%
Eliminations and Corporate Items	(1,207,286)	(1,185,064)	—	(29,835)	(12,666)	—

Total	8,968,546	9,315,807	+4%	202,159	444,508	+120%

Total segment profit increased 120% to ¥444.5 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was due primarily to an improvement in the Components & Devices, Electronic Systems & Equipment, High Functional Materials & Components and Automotive Systems segments, owing to recovery of demand in the electronics and automotive industries.

Information & Telecommunication Systems

Revenues in the year ended March 31, 2011 were ¥1,652.0 billion, a 3% decrease compared with the year ended March 31, 2010. This decrease was due primarily to reduced revenues from our services and hardware businesses owing to our customers’ reduced IT investment in response to the stagnant domestic economic environment. Revenues in the services business decreased primarily as a result of diminished revenues from systems integration services. The decrease in hardware revenues was mainly a result of decreased revenues from sales of servers and telecommunications equipment. The decrease was partially offset by an increase in revenues from our storage solutions business, which consists of sales of disk array subsystems and related software and services, owing to the recovery of IT investment in the overseas market.

Segment profit in the year ended March 31, 2011 was ¥98.6 billion, a 4% increase compared with the year ended March 31, 2010, due to higher profit in our services business primarily owing to our ongoing efforts to improve project management and cost reductions. However, this higher profit was partially offset by lower profit in our hardware business.

Power Systems

Revenues in the year ended March 31, 2011 were ¥813.2 billion, an 8% decrease compared with the year ended March 31, 2010, due primarily to a decrease in revenues from thermal power systems, in particular from coal-fired power systems sold in the overseas market. A decline in revenues from nuclear power systems owing to decreased revenues from preventative maintenance services also contributed to the segment revenue decrease.

Segment profit in the year ended March 31, 2011 was ¥22.0 billion, approximately the same level as in the year ended March 31, 2010. While decreased revenues and the impact of the March 2011 earthquake and collateral events contributed to a decrease in segment profit, the decrease was offset by the effects of improved project management through development and support programs for management personnel, and cost reductions.

Social Infrastructure & Industrial Systems

Revenues decreased 7% to ¥1,156.9 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. Although sales of elevators and escalators increased due to accelerating demand in the Chinese market, the effect of the increase was offset by decreased revenues resulting from changes in transaction terms related to the manufacturing of certain products at one of our subsidiaries and a decline in revenues from sales of railway vehicles and systems in the overseas market, such as the United Kingdom.

Segment profit decreased 5% to ¥39.9 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. Although profit increased due to higher sales of elevators and escalators in the overseas market, this increase was offset due to a deterioration in profitability resulting from a decrease in revenues and the negative effects of the March 2011 earthquake and collateral events such as the suspension of production and damage to our inventories.

Electronic Systems & Equipment

Revenues increased 8% to ¥1,079.3 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was due primarily to increased revenues from sales of semiconductor and LCD manufacturing equipment and electronic parts manufacturing systems as a result of increased capital investments by electronics manufacturers.

Segment profit was ¥37.2 billion in the year ended March 31, 2011, as compared with a segment loss of ¥5.2 billion for the year ended March 31, 2010. This return to a segment profit was due primarily to the increased revenues in semiconductor and LCD manufacturing equipment and electronic parts manufacturing systems.

Construction Machinery

Revenues increased 29% to ¥751.3 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was due primarily to strong demand for construction machinery, such as hydraulic excavators, resulting from strong demand for infrastructure development projects in emerging economies, particularly in China and other Asian countries, and active exploitation of natural resources in resource-rich nations, such as Australia. The increase is also due to the effects of our conversion of Telco Construction Equipment, an Indian construction machinery manufacturer, into our consolidated subsidiary.

Segment profit increased 179% to ¥49.1 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was primarily due to improved profitability resulting from higher revenues.

High Functional Materials & Components

Revenues in the year ended March 31, 2011 were ¥1,408.1 billion, a 13% increase compared with the year ended March 31, 2010. This increase was due primarily to higher revenues from sales of automotive-related materials and semiconductor- and LCD-related products at our listed subsidiaries Hitachi Metals, Hitachi Cable and Hitachi Chemical, owing to global recovery of demand in the electronics and automotive industries.

Segment profit in the year ended March 31, 2011 was ¥84.5 billion, a 90% increase compared with the year ended March 31, 2010, due primarily to an improvement in profitability resulting from higher revenues.

Automotive Systems

Revenues increased 16% to ¥737.9 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was due primarily to a sharp rise in demand for automotive equipment, as automobile manufacturers increased production worldwide in response to automobile sales growth in the United States and emerging countries.

Segment profit in the year ended March 31, 2011 was ¥23.7 billion, as compared with a segment loss of ¥5.4 billion in the year ended March 31, 2010. This return to profitability was due primarily to a significant increase in our level of production activity in response to rising demand for automotive equipment and the effects of our restructuring efforts since the year ended March 31, 2009, such as reorganization of production bases and other cost reduction measures.

Components & Devices

Revenues increased 7% to ¥809.8 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was due primarily to an increase in revenues from sales of HDDs, owing to increased shipment volume. This increase was partially offset by the effects of the appreciation of the Japanese yen. The shipment volume of our mainstay 2.5-inch HDD models for notebook PCs increased due primarily to increased demand. The shipment volume of our other HDD models, such as those for servers, also increased, resulting in a 24% increase in the total shipment volume from the level in the year ended March 31, 2010.

Segment profit increased ¥42.5 billion to ¥43.6 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This increase was due primarily to profit growth in our HDD business, owing to higher sales and the effects of cost reductions and the introduction of new products.

Digital Media & Consumer Products

Revenues in the year ended March 31, 2011 were ¥951.5 billion, a 2% increase compared with the year ended March 31, 2010. This increase was due primarily to increased revenues from sales of room air conditioners and refrigerators resulting from the effects of the Japanese government’s eco-point program. The eco-point program incentivizes purchasing energy-efficient products by rewarding consumers who purchase them with eco-points, which can be exchanged for coupons and other products. Increased revenues from air conditioning equipment due to the recovery of capital expenditure in both the domestic and overseas markets contributed to the increase. The increase was partially offset by decreased revenues from our optical disk drive business due to declining price levels as a result of sluggish demand resulting from customers avoiding maintenance of excess inventory.

Segment profit in the year ended March 31, 2011 was ¥14.9 billion, as compared with a segment loss of ¥7.2 billion in the year ended March 31, 2010. This return to profitability was due primarily to an improvement of the profitability of our flat-panel television business resulting from the effects of our past restructuring efforts, such as our reorganization of sales channels and production bases and our reduction in work force, and an increase in profits from sales of air-conditioning equipment.

Financial Services

Revenues in the year ended March 31, 2011 were ¥372.9 billion, an 11% decrease compared with the year ended March 31, 2010. The decrease was due primarily to the absence in the year ended March 31, 2011 of receipt of a large cancellation penalty payment that was recorded in the year ended March 31, 2010, partially offset by positive results posted by Hitachi Capital Corporation’s outsourcing business and other businesses that generate revenues from commission services.

Segment profit in the year ended March 31, 2011 was ¥14.2 billion, a 67% increase compared with the year ended March 31, 2010. This increase was due primarily to recent changes in accounting standards under U.S. GAAP. This increase was due primarily to recent changes in accounting standards under U.S. GAAP. The change led to the consolidation of securitization entities and, accordingly, the recording of earnings relating to receivables, with respect to which gains on sale were previously recorded. The increase was also attributable to an enhancement of customers’ credit controls in Europe and North America and reduced financing costs.

Others

Revenues in the year ended March 31, 2011 were ¥767.4 billion, approximately the same as in the year ended March 31, 2010. Although revenues from third-party logistics solutions at Hitachi Transport System increased, this increase was offset by the sale of our food service business.

Segment profit in the year ended March 31, 2011 increased 49% to ¥28.9 billion, as compared with the year ended March 31, 2010. This increase was due primarily to an increase in profit at Hitachi Transport System, reflecting higher revenues.

Revenues by Geographic Area

	Revenues
	Year ended March 31,		Percent change
	2010	2011
	(Millions of yen, except percentage data)
Japan	5,313,790	5,269,259	-1%
Outside Japan
Asia	1,699,071	2,073,756	+22%
North America	729,698	781,139	+7%
Europe	824,697	760,011	-8%
Other Areas	401,290	431,642	+8%
Subtotal	3,654,756	4,046,548	+11%

Total	8,968,546	9,315,807	+4%

Japan

Revenues in Japan in the year ended March 31, 2011 were ¥5,269.2 billion, a 1% decrease compared with the year ended March 31, 2010. Revenues from sales of materials and components for semiconductors and LCDs, automotive equipment and automotive-related materials increased due to a recovery of demand in the electronics and automotive industries. However, the increase was offset by decreased revenues in our information and telecommunication systems business, due to reduced levels of IT investment by our customers as well as the effect of the March 2011 earthquake and collateral events, such as delays in product shipment and delivery.

Asia

Revenues in Asia in the year ended March 31, 2011 were ¥2,073.7 billion, a 22% increase compared with the year ended March 31, 2010. This increase was due primarily to an increase in revenues from sales of semiconductor manufacturing equipment owing to strong demand from semiconductor manufacturers. Increased revenues from sales of construction machinery in China also contributed to the increase.

North America

Revenues in North America in the year ended March 31, 2011 were ¥781.1 billion, a 7% increase compared with the year ended March 31, 2010. This increase was primarily attributable to an increase in revenues from sales of construction machinery, reflecting an increase in capital expenditures by our customers in the United States. The increased revenues from our storage solutions and HDD business also contributed to the increase, as our customers increased IT-related investments.

Europe

Revenues in Europe in the year ended March 31, 2011 were ¥760.0 billion, an 8% decrease compared with the year ended March 31, 2010. The decrease was due primarily to a decrease in revenues from sales of coal-fired power systems. Decreased revenues from sales of railway vehicles and systems in the United Kingdom also contributed to the decrease.

Other Areas

Revenues in other areas increased 8% to ¥431.6 billion due primarily to an increase in revenues from sales of construction machinery in South Africa and Australia.

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

Operations by Segment

	Revenues			Segment profit (loss)
	Year ended March 31,			Year ended March 31,
	2009	2010	Percent change	2009	2010	Percent change
	(Millions of yen, except percentage data)
Information & Telecommunication Systems	1,945,351	1,705,587	-12%	138,452	94,592	-32%
Power Systems	862,389	882,135	+2%	3,485	22,075	+533%
Social Infrastructure & Industrial Systems	1,334,246	1,250,225	-6%	34,406	42,086	+22%
Electronic Systems & Equipment	983,821	998,632	+2%	25,755	(5,218)	—
Construction Machinery	724,689	583,636	-19%	51,337	17,649	-66%
High Functional Materials & Components	1,561,045	1,249,327	-20%	25,257	44,412	+76%
Automotive Systems	681,750	638,828	-6%	(60,507)	(5,486)	—
Components & Devices	978,297	754,889	-23%	5,799	1,149	-80%
Digital Media & Consumer Products	1,103,860	929,258	-16%	(110,548)	(7,206)	—
Financial Services	401,317	419,650	+5%	6,660	8,518	+28%
Others	830,834	763,665	-8%	24,515	19,423	-21%

Subtotal	11,407,599	10,175,832	-11%	144,611	231,994	+60%
Eliminations and Corporate Items	(1,407,230)	(1,207,286)	—	(17,465)	(29,835)	—

Total	10,000,369	8,968,546	-10%	127,146	202,159	+59%

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

Asia

Revenues in Asia in the year ended March 31, 2010 were ¥1,699.0 billion, an 11% decrease compared with the year ended March 31, 2009. This decrease was due primarily to a fall in revenues from IT-related products, including HDDs, and high functional materials and components, despite an increase in revenues from construction machinery in China caused by strong demand spurred by government stimulus measures.

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

Europe

Revenues in Europe in the year ended March 31, 2010 were ¥824.6 billion, a 9% decrease compared with the year ended March 31, 2009, due primarily to lower revenues from construction machinery and HDDs owing to weaker demand against the backdrop of the economic downturn. The lower revenues were partially offset by an increase in revenues from coal-fired thermal power plants in Germany.

Other Areas

Revenues in other areas decreased 5%, to ¥401.2 billion, due primarily to a decline in sales of mining dump trucks in Africa for natural resource development despite an increase in revenues from coal-fired thermal power plants in South Africa.

Restructuring

Restructuring charges amounted to ¥5.7 billion in the year ended March 31, 2011, ¥25.1 billion in the year ended March 31, 2010 and ¥22.9 billion in the year ended March 31, 2009. Details of the most significant restructuring charges by segment are shown below.

Year Ended March 31, 2011 Restructuring

For the year ended March 31, 2011, we recorded restructuring charges of ¥5.7 billion. The restructuring charges included special termination benefits of ¥5.6 billion for 1,380 employees, which arose primarily from our efforts to reduce costs and improve profitability in the Components & Devices segment. We made payments of ¥10.3 billion in the year ended March 31, 2011, and we accrued special termination benefits of ¥3.3 billion as of March 31, 2011. We expect the accrued amount to be paid in the year ending March 31, 2012.

Year Ended March 31, 2010 Restructuring

For the year ended March 31, 2010, we recorded restructuring charges of ¥25.1 billion. The restructuring charges included special and one-time termination benefits of ¥24.1 billion for 3,881 employees. We made payments of ¥23.5 billion in the year ended March 31, 2010 and we accrued special and one-time termination benefits of ¥8.1 billion as of March 31, 2010. We paid the accrued amount in the year ended March 31, 2011.

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

B. Liquidity and Capital Resources

The analysis made in this Item covers the three-year period ended March 31, 2011. Our management considers maintaining an appropriate level of liquidity and securing adequate funds for current and future business operations to be important financial objectives. Through efficient management of working capital and selective investment in new plants and equipment, we are working to optimize the efficiency of capital utilization throughout our business operations. We endeavor to improve our group cash management by centralizing such management among us and our overseas financial subsidiaries. Our internal sources of funds include cash flows generated by operating activities and cash on hand. Our management also considers short-term investments to be an immediately available source of funds. In addition, we raise funds both from the capital markets and from Japanese and international commercial banks in response to our capital requirements. Our management’s policy is to finance capital expenditures primarily by internally generated funds and to a lesser extent by funds raised through the issuance of debt and equity securities in domestic and foreign capital markets.

We rely for our liquidity principally on cash and other working capital as well as the issue of debentures, medium-term notes and commercial paper, bank loans and other uncommitted sources of financing. As of March 31, 2011, we maintained commitment line agreements with a number of domestic banks under which we may borrow in order to ensure efficient access to necessary funds. These commitment line agreements generally provide for a one-year term, renewable upon mutual agreement between us and each of the lending banks, although we also maintained another commitment line agreement that will end in May 2013. Our unused commitment lines totaled ¥300.0 billion as of March 31, 2011. Certain of our subsidiaries also maintain commitment line arrangements, the unused portion of which totals ¥100.0 billion, but none in an amount sufficiently large enough to have a material effect on our ability to obtain credit. These committed credit arrangements are, in general, subject to financial and other covenants and conditions both prior to and after drawdown, the most restrictive of which require maintenance of minimum issuer rating or long-term debt ratings from R&I of BBB or BBB-. As we currently maintain A+ issuer rating and long-term debt ratings from R&I, we do not believe non-compliance with such covenants is reasonably likely in the near future.

Our debt ratings affect our ability to obtain short- and long-term financing. Our current debt ratings (long-term/short-term) are: A3/P-2 by Moody’s; BBB+/A-2 by S&P and A+/a-1 by R&I. With our current ratings, we believe that our access to the global capital markets will remain sufficient for our financing needs. However, a downgrade of our debt ratings would likely increase our cost of debt financing. We seek to improve our credit ratings in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through the capital markets.

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

Cash Flows

Summarized cash flows from operating, investing and financing activities for the years ended March 31, 2009, 2010 and 2011 are shown below.

	Year ended March 31,
	2009	2010	2011
	(Millions of yen)
Net cash provided by operating activities	558,947	798,299	841,554
Net cash used in investing activities	(550,008)	(530,595)	(260,346)
Net cash provided by (used in) financing activities	284,388	(502,344)	(584,176)
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	—	—	12,030
Effect of exchange rate changes on cash and cash equivalents	(46,361)	4,298	(31,836)

Net increase (decrease) in cash and cash equivalents	246,966	(230,342)	(22,774)

Net cash provided by operating activities was ¥841.5 billion in the year ended March 31, 2011, ¥798.2 billion in the year ended March 31, 2010 and ¥558.9 billion in the year ended March 31, 2009. The increase in the year ended March 31, 2011 was due primarily to our recording of net income of ¥303.1 billion, as compared with a net loss in the year ended March 31, 2010. This net income increase was mainly the result of an overall improvement of our business results. An increase in receivables of ¥138.7 billion for the year ended March 31, 2010 changed to a decrease in receivables of ¥121.6 billion in the year ended March 31, 2011. This decrease in receivables was offset by an increase in inventories of ¥171.2 billion, compared with a decrease in inventories of ¥205.8 billion in the preceding fiscal year. Both the decrease in receivables and the increase in inventories were due in part to the effects of the March 2011 earthquake and collateral events which occurred near the end of the fiscal year and caused delays in product shipment and delivery. The increase in the year ended March 31, 2010 was due primarily to a decrease in inventories of ¥205.8 billion for the year ended March 31, 2010, compared with an increase in inventories of ¥57.2 billion in the preceding fiscal year, reflecting our efforts to reduce inventories and ensure the maintenance of a proper level of inventories. These efforts were standard measures aimed at ensuring maintenance of an appropriate level of inventory in light of demand and other market conditions. The change in the year ended March 31, 2010 was the result of our increased sensitivity to inventory levels due to the global economic crisis beginning in the latter half of the year ended March 31, 2009 and increased demand due to the trend of economic recovery in the year ended March 31, 2010. As we experienced gradual revenue recovery in the latter half of the year ended March 31, 2010, a decrease in payables of ¥359.2 billion for the year ended March 31, 2009 changed to an increase in payables of ¥62.2 billion for the year ended March 31, 2010. However, this was offset by an increase in receivables of ¥138.7 billion for the year ended March 31, 2010, compared with a decrease of ¥342.0 billion for the preceding fiscal year, mainly reflecting the gradual revenue recovery.

Net cash used in investing activities was ¥260.3 billion in the year ended March 31, 2011, ¥530.5 billion in the year ended March 31, 2010 and ¥550.0 billion in the year ended March 31, 2009. The decrease in the year ended March 31, 2011 was due primarily to a ¥120.5 billion increase in proceeds from the selling of investments in securities and shares of consolidated subsidiaries. This increase was mainly the result of selling a substantial portion of our shares in IPS Alpha Technology, formerly an equity method affiliate. In addition, capital expenditures decreased ¥31.7 billion to ¥254.4 billion in the year ended March 31, 2011, as compared with the year ended March 31, 2010. This decrease reflects our commitment to maintaining a selective attitude toward capital expenditures. The decrease of ¥19.4 billion in the year ended March 31, 2010 was due primarily to a decrease of ¥135.8 billion in capital expenditures, reflecting our more selective attitude for capital expenditures in light of rapid worsening business conditions beginning in the latter half of the year ended March 31, 2009. This decrease was partially offset by an increase of ¥96.6 billion in investments in securities and shares of newly consolidated subsidiaries as we acquired shares of Renesas Technology common stock in private placements during the year ended March 31, 2010. As of March 31, 2011, our capital commitments for the purchase of property, plant and equipment amounted to ¥38.8 billion, which is expected to be funded primarily through internal sources of financing.

Net cash used in financing activities was ¥584.1 billion in the year ended March 31, 2011, due primarily to our efforts to reduce interest-bearing debt, including increased repayment of outstanding long-term debt. This increased repayment was partially offset by an increase in short-term debt due in part to our issuance of commercial paper. Net cash used in financing activities was ¥502.3 billion in the year ended March 31, 2010, due primarily to a decrease in short-term debt as a result of the repayment of outstanding short-term debt that had been incurred for the purpose of ensuring cash on hand for the preceding fiscal year. This decrease was partially offset by our issuance of shares and convertible bonds for aggregate proceeds of ¥352.4 billion. Net cash provided by financing activities was ¥284.3 billion in the year ended March 31, 2009, due primarily to an increase in short-term debt, which included a ¥100.0 billion issuance of commercial paper in order to increase the level of cash on hand in response to uncertainties in the global credit markets.

In the year ended March 31, 2011, the above activities decreased cash and cash equivalents by ¥22.7 billion from the year ended March 31, 2010. Cash and cash equivalents as of March 31, 2011 amounted to ¥554.8 billion, primarily held in Japanese yen, with a substantial portion of the remaining amount held in U.S. dollars.

We consider short-term investments, the change of which we classify as investing activities, an immediately available source of funds. Short-term investments as of March 31, 2011 amounted to ¥16.5 billion, a decrease of ¥36.9 billion from March 31, 2010 due primarily to a decrease in available-for-sale securities. As a result of the foregoing, the total of cash and cash equivalents and short-term investments as of March 31, 2011 was ¥571.4 billion, a decrease of ¥59.7 billion from March 31, 2010.

Assets, Liabilities and Equity

As of March 31, 2011, our total assets amounted to ¥9,185.6 billion, an increase of ¥221.1 billion from March 31, 2010, despite a decrease in property, plant and equipment as a result of our continuing selective attitude toward capital investment. The increase was mainly due to the recording of financial assets transferred to consolidated securitization entities on the consolidated balance sheet in accordance with the amendments to provisions of ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”). Our total cash and cash equivalents and short-term investments as of March 31, 2011 amounted to ¥571.4 billion, a decrease of ¥59.7 billion from the level as of March 31, 2010.

As of March 31, 2011, our total interest-bearing debt, which represents the sum of short-term debt, long-term debt and non-recourse borrowings of consolidated securitization entities, amounted to ¥2,521.5 billion, an increase of ¥154.4 billion from March 31, 2010. This increase was due primarily to the recording of liabilities associated with the consolidation of securitization entities as a result of the changes in accounting standards mentioned above. As of March 31, 2011, short-term debt, consisting mainly of borrowings from banks and commercial paper, amounted to ¥472.5 billion, an increase of ¥21.1 billion from March 31, 2010. As of March 31, 2011, long-term debt (excluding current portion), consisting mainly of debentures, debentures with stock acquisition rights, medium-term notes and loans principally from banks and insurance companies, amounted to ¥1,300.3 billion, a decrease of ¥311.6 billion from March 31, 2010, due primarily to our repayment of long-term debt. As of March 31, 2011, the current portion of long-term debt amounted to ¥338.2 billion, an increase of ¥34.4 billion from March 31, 2010. A significant portion of our long-term debt bears a fixed rate of interest. Seasonal factors do not significantly affect our debt. In general, there are no material restrictions on our use of borrowings. For further details including the maturity and interest rates, see note 9 to our consolidated financial statements.

As of March 31, 2011, noncontrolling interests amounted to ¥1,001.5 billion, an increase of ¥18.3 billion from March 31, 2010, due primarily to the improvement of business results at our listed subsidiaries.

As of March 31, 2011, our total stockholders’ equity amounted to ¥1,439.8 billion, an increase of ¥155.2 billion from March 31, 2010. The increase primarily reflects the posting of net income attributable to Hitachi, Ltd. As a result, our ratio of total stockholders’ equity to total assets as of March 31, 2011 was 15.7%, compared with 14.3% as of March 31, 2010. Our ratio of interest-bearing debt to total equity (the sum of total stockholders’ equity and noncontrolling interests) decreased to 1.03, compared with 1.04 as of March 31, 2010.

We and our subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in our exposure to these risks and by evaluating hedging opportunities. We use certain derivative financial instruments in order to reduce such risks. We generally do not enter into derivative financial instruments for speculation purposes. For additional information on financial instruments and derivative financial instruments, see notes 25, 26 and 27 to our consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

Viewing research and development, or R&D, activity as a key investment for the future and a source of our competitiveness, we conduct our R&D in a number of areas, from materials to production technology. We focus on basic R&D with a long-term vision but also strive to achieve more immediate benefits by introducing new products.

Our R&D expenditures amounted to ¥416.5 billion in the year ended March 31, 2009, ¥372.4 billion in the year ended March 31, 2010 and ¥395.1 billion in the year ended March 31, 2011. The ratio of R&D expenditures to total revenues was approximately 4% over these three years.

Moreover, we concentrate our efforts in R&D to expand our Social Innovation Business. Specifically, we will strengthen R&D in coal-fired thermal power plants, new energy, smart grid systems, “green mobility” (railway, construction machinery and automotive systems), environmentally-friendly data centers and storage products and solutions, as well as key devices supporting these businesses, such as high-performance motors and inverters, lithium-ion batteries and environmentally-friendly and energy-efficient materials.

We also reinforce R&D in the area of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing our productivity and quickening the pace of product development. We focus both on leading-edge R&D for creating our future core businesses and on fundamental technologies for improving productivity and quality and lowering costs.

To achieve greater efficiency, we have reinforced the link between R&D activities and marketing activities under the control of each of our business operations while maintaining our focus on long-term research at independent corporate laboratories. While continuing such reinforcement, we have recently taken further measures to enhance our R&D capabilities with a focus on our Social Innovation Business. We are strengthening our R&D bases overseas, in particular China, Europe, the Americas, and Asia, including adding a new R&D base in India. Our overseas R&D activities include cooperation with universities, companies, and research institutions in the countries where we have R&D bases, which allows us to develop deeper ties with the local communities or markets and develop local talent. In addition, in April 2011, we reorganized our research laboratories in Japan into three enhanced centers designed to promote integrated research.

For information on our patents and licenses, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property and Licenses.”

D. Trend Information

In September 2008, Chubu Electric Power filed a lawsuit against us in the Tokyo District Court. Chubu Electric Power seeks compensation in the amount of ¥41.8 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station. In May 2009, Hokuriku Electric Power filed a lawsuit against us in the Tokyo District Court. Hokuriku Electric Power seeks compensation in the amount of ¥33.7 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Shika Nuclear Power Station. We are vigorously defending ourselves in these lawsuits. We have not accrued for consequential losses related to these lawsuits. However, there can be no assurance that we will not be liable for any amount claimed.

In January 2009, we conducted tender offers for shares of Hitachi Kokusai Electric and Hitachi Koki and acquired a controlling interest in each company. Hitachi Kokusai Electric and Hitachi Koki became our consolidated subsidiaries in March 2009. As a result, the revenues of Hitachi Kokusai Electric and Hitachi Koki from April 2009 are included in our consolidated statement of operations for the year ended March 31, 2010.

In August 2009, we conducted tender offers to acquire the noncontrolling interests in five listed consolidated subsidiaries to convert them into wholly owned subsidiaries and bolster our Social Innovation Business, and completed these tender offers in October 2009. The five subsidiaries were Hitachi Information Systems, Hitachi Software Engineering, Hitachi Systems & Services, Hitachi Plant Technologies and Hitachi Maxell. Through the tender offers and subsequent measures, we converted Hitachi Information Systems, Hitachi Software Engineering and Hitachi Systems & Services into wholly owned subsidiaries in February 2010, and converted Hitachi Plant Technologies and Hitachi Maxell into wholly owned subsidiaries in April 2010. As a result, the net income or loss attributable to noncontrolling interests in these consolidated subsidiaries are fully reflected as net income or loss attributable to Hitachi, Ltd.

In March 2011, we entered into an agreement to sell our HDD business to Western Digital. Under the terms of the agreement, we will transfer all shares of Viviti Technologies, our wholly owned subsidiary and the holding company of our HDD business, to Western Digital. The aggregate purchase price will consist of cash consideration of $3.5 billion and 25 million shares of Western Digital’s common stock. The transaction is subject to several customary closing conditions, and is currently expected to close during the quarter ending December 31, 2011. See “— A. Operating Results — Business Reorganization” for more information on this transaction.

In March 2011, Hitachi Transport System, our listed consolidated subsidiary, conducted a tender offer for shares of Vantec Corporation and acquired a controlling interest. Vantec became Hitachi Transport System’s consolidated subsidiary in April 2011. As a result, the revenues of Vantec will be included in our consolidated statement of operations for the year ending March 31, 2012.

Trends in Operating Results

During the year ended March 31, 2011, the global economy continued to show signs of gradual recovery from the sharp deterioration triggered by the financial crisis, which had resulted in a substantial decline in sales volumes in many of our industries and an accompanying decrease in our total revenues in the year ended March 31, 2009. However, this recovery may still be fragile and partially attributable to the effects of various government economic stimulus efforts. There is no guarantee that such stimulus efforts will continue or continue to be effective, and, without further government action, economic recovery may be halted or reversed. While economies in emerging market countries, including China, continued to grow steadily during the year ended March 31, 2011, industrialized countries, including Japan, the United States and several European countries, grew at a slower pace due to downward pressures on income and difficult employment conditions. Furthermore, the March 2011 earthquake and collateral events in Japan have had a significant negative impact on the economy by, among other things, depressing consumer and corporate spending and damaging supply chains. These adverse effects may continue and could adversely affect our business. The global economic recovery may also be harmed by the potential inability of emerging market countries to maintain economic growth and the fiscal and sovereign debt issues in Greece and other parts of Europe, which could make market conditions unstable.

Our revenues increased in the Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices and Digital Media & Consumer Products segments in the year ended March 31, 2011. These improvements were primarily due to an increased demand for construction machinery in emerging countries and further demand growth in the electronics and automotive industries, but were partially offset by the effects of the March 2011 earthquake and collateral events in Japan. Although we expect the global economic recovery to continue during the year ending March 31, 2012, the economy may still be fragile, and a return to an economic contraction could adversely affect our business results. Furthermore, although we believe that disruptions to our business as a result of the March 2011 earthquake and collateral events will generally be resolved during the year ending March 31, 2012, if the effects of the March 2011 earthquake and collateral events last longer than expected, there may be a significant negative impact on our business results. On a segment-by-segment basis, we have felt and may continue to feel the following effects:

•

Information & Telecommunication Systems. Sluggish economic and market conditions led to many domestic enterprises deferring IT investments in services and hardware as a means of controlling costs. This trend adversely affected the sales of our products and services in the year ended March 31, 2011 and has the potential to continue into the year ending March 31, 2012.

•

Power Systems. Revenues decreased due primarily to a decline in revenues from coal-fired thermal power systems in the overseas market and a decline in revenues from preventative maintenance services for nuclear power systems. If the economic recovery stalls, power companies may reduce capital investments, which could adversely affect the sales of our power systems. Revenues from nuclear power systems may continue to decrease due to the deferment of investments in construction of new plants by domestic power companies as a result of the accident at the nuclear power facilities in Fukushima Prefecture. In addition, the effect of this accident on nuclear energy policy in Japan and many other countries is still uncertain.

•

Social Infrastructure & Industrial Systems. Although sales of elevators and escalators increased due to growing demand in the Chinese market, revenues declined from sales of railway vehicles and systems abroad. Despite this recent decline, we believe there is room for strong future growth in the overseas railway systems market, although such growth would be subject to changes in demand for our products abroad.

•

Electronic Systems & Equipment. Sales of semiconductor and LCD manufacturing equipment and electronic parts manufacturing systems increased as a result of higher levels of capital spending by electronics manufacturers. However, these positive sales trends may be partially offset in the year ending March 31, 2012 by disruptions to our supply chains as a result of the March 2011 earthquake and collateral events.

•

Construction Machinery. Revenues in our Construction Machinery segment increased due primarily to strong demand for construction machinery resulting from strong demand for infrastructure development in China and other emerging countries and active exploitation of natural resources in resource-rich nations. Disruptions to our supply chains as a result of the March 2011 earthquake and collateral events may partially offset these trends via reduced sales volume levels for construction machinery in the year ending March 31, 2012. The business results of our construction machinery business may continue to increasingly rely on sales in China and other emerging economies.

•

High Functional Materials & Components. Revenues increased due primarily to strong demand for automotive-related components and semiconductor- and LCD-related materials and products. This positive trend may be partially offset in the year ending March 31, 2012 by the effect of decreases in production by Japanese automobile manufacturers as a result of the March 2011 earthquake and collateral events.

•

Automotive Systems. As automobile manufacturers increased global production in response to growth in sales for automobiles in the United States and emerging countries, our Automotive Systems revenues increased due primarily to this sharp rise in demand for automotive equipment. This positive trend may be partially offset in the year ending March 31, 2012 by the effect of decreases in production by Japanese automobile manufacturers as a result of the March 2011 earthquake and collateral events.

•

Components & Devices. Revenues increased due primarily to an increase in sales of HDDs because of strong demand for PCs. This positive trend may be partially offset in the year ending March 31, 2012 by disruptions to our supply chains as a result of the March 2011 earthquake and collateral events.

•

Digital Media & Consumer Products. Revenues increased due primarily to an increase in sales of air conditioners and refrigerators as a result of the effects of Japan’s eco-point program and an increase in sales of air conditioning equipment in domestic and overseas markets. This trend was partially offset by decreased revenues from our optical disk drive business resulting from sluggish demand and declining price levels. Furthermore, the termination of the aforementioned eco-point program has the potential to adversely affect our sales from products such as flat-panel television sets, air conditioners and refrigerators.

•

Financial Services. Private-sector capital investments may decline as a result of the March 2011 earthquake and collateral events in Japan, which could adversely affect the leasing business for industrial equipment.

•

Others. The overall level of sales and economic activity in Japan may be depressed by the effect of the March 2011 earthquake and collateral events, which could adversely affect our logistics and various other service businesses.

We plan to address these business challenges as follows:

•

In response to the adverse effects on our business from the March 2011 earthquake and collateral events, we will strive to (i) support our suppliers’ restoration efforts by cooperating with them in minimizing the effects of shortages of components and materials, and (ii) deal with potential shortages of electricity by implementing appropriate production measures to conserve and minimize our electricity usage. In addition, we will make investments to establish a risk-resilient structure to ensure business continuity, by, without limitation, strengthening our global production frameworks, securing our facilities against seismic activity, ensuring that we protect our manufacturing capabilities and have access to sufficient energy for production, maintaining multiple supply sources for components and materials and building a framework for increasing production to meet the demand necessary for relief and recovery efforts in Japan.

•

We will continue to pursue a stable and profitable business structure by promoting our Social Innovation Business, through, without limitation, focusing our business resources, such as capital expenditures and research and development investments, on our Social Innovation Business and by exiting businesses that underperform or lack synergies with our Social Innovation Business.

For the year ended March 31, 2011, we continued to reduce fixed costs and procurement costs. We aim to continue to control such costs in the year ending March 31, 2012.

Trends in Capital Resources and Liquidity

The gradual recovery of the world economy in the year ended March 31, 2011 continued to ease the adverse market and economic conditions that characterized the global economic downturn that began in the latter half of the year ended March 31, 2009. We need liquidity to pay operating expenses, interest on our debt and dividends on our capital stock. We currently believe our cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets will provide sufficient funding for our operations and other liquidity needs. Net cash provided by operating activities for the year ended March 31, 2011 was ¥841.5 billion, continuing the positive trend observed in the year ended March 31, 2010, when net cash provided by operating activities was ¥798.2 billion as compared to ¥558.9 billion for the year ended March 31, 2009. Our credit ratings have recently been stable. Our current debt ratings (long-term/short-term) are: A3/P-2 by Moody’s; BBB+/A-2 by S&P and A+/a-1 by R&I. However, a return to a global recession could adversely affect our cash flows from operations, which could adversely affect our ability to obtain additional financing on favorable terms.

While our cash flows from operating activities increased, we maintained our selective approach to capital expenditures in the year ended March 31, 2011. Our capital expenditures for fixed assets on a completion basis were ¥556.8 billion for the year ended March 31, 2011, as compared to ¥546.3 billion for the year ended March 31, 2010. The increase in the year ended March 31, 2011 was primarily due to an increase in capital expenditures in HDDs and high functional materials and components.

We have sought to reduce our requirements for liquidity and improve cash flows in most of our business segments by reducing costs, including fixed costs and procurement costs, and reducing inventory levels via production level adjustments and by expediting the collection of account receivables.

See “Item 4. Information on the Company — B. Business Overview,” “— A. Operating Results” and “— B. Liquidity and Capital Resources” for additional information.

E. Off-balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of off-balance sheet Special Purpose Entities, or SPEs, used to securitize and sell certain lease and trade receivables. The purpose of such securitization transactions is to enable us to access the capital markets for liquidity.

In these securitizations, lease and trade receivables are sold to the SPEs which are in turn packaged mainly into asset-backed commercial paper by the SPEs for sale to third-party investors. In certain securitizations, the SPEs may require us to retain residual interests subordinated to the investors. Our contingent liability exposure relating to these securitizations is limited to the retained subordinated residual interests and the obligation to purchase assets with a scope that is considerably limited.

None of our officers, directors or employees have any investments in the SPEs. The SPEs meet the accounting criteria for off-balance sheet treatment and are not consolidated under U.S. GAAP.

The amount of off-balance sheet arrangements as of March 31, 2011 is as follows:

March 31, 2011
(Millions of yen)
Securitized lease receivables	158,461
Securitized trade receivables, excluding mortgage loans receivable	232,374

Total	390,835

See notes 2(g) and 6 to our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following tables show our contractual obligations and other commercial commitments, including guarantees, as of March 31, 2011.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Long-term debt obligations	1,602,211	327,136	612,330	473,126	189,619
Capital lease obligations	36,318	11,082	14,133	5,443	5,660
Operating lease obligations	88,874	18,799	26,481	16,777	26,817
Purchase of property, plant and equipment	38,819	37,762	1,057	—	—
Interest commitments	72,348	18,162	29,471	13,537	11,178

Total	1,838,570	412,941	683,472	508,883	233,274

For non-recourse borrowings of consolidated securitization entities, see note 6 to our consolidated financial statements.

For obligations related to retirement and severance benefits, see note 10 to our consolidated financial statements.

Other commercial commitments	As of March 31, 2011
(Millions of yen)
Lines of credit	10,202
Trade notes discounted and endorsed	5,444
Export receivables transferred with recourse	7,382
Guarantees	444,321

See note 17 to our consolidated financial statements.

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

Revenue Recognition for Sales under Long-term Construction Arrangements

We use the percentage-of-completion method to recognize revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants and customization of software. Under the percentage-of-completion method, we recognize revenue from a sale in an amount equal to estimated total revenue from the arrangement multiplied by the percentage that costs incurred to date bear to estimated total costs at completion based upon the most recently available information. The use of the percentage-of-completion method requires us to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. We regularly review these estimates and adjust them as we deem necessary. We charge any anticipated losses on fixed price contracts to operations when we are able to estimate such losses. We make provisions for contingencies in the period in which they become known to us under the specific terms and conditions of the relevant contract and are estimable by us.

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

For the year ended March 31, 2011, we recognized ¥35.1 billion of impairment losses for long-lived assets, mainly relating to a battery business and a liquid crystal display business in the Components & Devices segment and automotive related materials businesses in the High Functional Materials & Components segment.

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

As of March 31, 2011, our carrying amount of goodwill was ¥171.5 billion. The majority of goodwill consists of the Information & Telecommunication Systems segment (¥42.4 billion) and the High Functional Materials & Components segment (¥58.5 billion).

The carrying amount of goodwill of the Information & Telecommunication Systems segment at March 31, 2011 mainly relates to our information and telecommunication business. Our information and telecommunication business is sensitive to customers’ motivation to invest in information-technology systems affected by macro-economic conditions. We may be required to record an impairment in goodwill in this segment if any economic downturn is expected to be prolonged beyond current estimates of our management.

The carrying amount of goodwill of the High Functional Materials & Components segment at March 31, 2011 mainly relates to our metals business. The metals business is sensitive to increases in materials prices and product demand. We may need to recognize an impairment loss for goodwill in this segment if there is a sustained increase in materials prices or an unforeseen decrease in demand.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment analysis, we applied a hypothetical and approximate 10% decrease to the fair value of each reporting unit. As a result of our sensitivity analysis, as of March 31, 2011, we do not have any reporting units that are at risk that the carrying amount of the reporting unit would reasonably likely exceed its fair value.

Deferred Tax Assets

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that we will not realize a portion or all of our deferred tax assets. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate sufficient future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Management has scheduled the expected future reversals of the temporary differences and projected future taxable income, including the execution of certain available tax strategies if appropriate, in making this assessment. Actual results may differ materially from forecasted operating results, which are the basis for projecting future taxable income, and may be subject to adjustment because of factors such as economic trends in major markets where we do business, trends of supply and demand in the markets, prices of products and services, purchasing prices of materials and components, currency exchange rate fluctuations and rapid technological innovation. As a result, the differences could negatively affect the amount of deferred tax assets and valuation allowances. The realizability of deferred tax assets is assessed for each taxable unit in each taxable jurisdiction, and the results of the assessment may differ from unit to unit due to different products or jurisdictions even if they operate the same kind of business. Based on these factors, management believes that it is more likely than not that we will realize the benefits of these temporary differences, net of the existing valuation allowance as of March 31, 2011. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

	Effect on pre-tax income for the year ending March 31, 2012	Effect on PBO as of March 31, 2011
	(Millions of yen)
Discount rates:
0.5% decrease	(8,576)	161,488
0.5% increase	8,619	(149,422)
Expected rate of return on plan asset:
0.5% decrease	(6,379)	—
0.5% increase	6,379	—

The objective of our investment policy is to ensure a stable return from the plans’ investments over the long term, which allows our and our subsidiaries’ pension funds to meet their future obligations, and we and certain of our subsidiaries attempt to maintain the pension funds in sound condition.

Allowance for Doubtful Accounts

We estimate the collectability of our trade receivables as well as of our investments in leases to measure our incurred losses (that is those amounts with regard to which collection is not probable based on current information). Assessing the ultimate realization of these receivables, based on historical experience and analyses, including the current creditworthiness of each customer, requires a considerable amount of judgment. Each company in our consolidated group considers factors which are relevant to its business and circumstances, including business practices that are unique to the respective country or region in which it operates. Such factors which have been present on a historical basis and have contributed to losses at our subsidiaries in the past include: historical credit loss experience; existence of overdue payments; extended payment terms; negative evaluation by third-party credit rating agencies; excessive debt; and evaluation of deteriorating financial position and operating results. Specifically, we consider probability of credit losses if overdue payments exist or if extended payment terms are subsequently granted. However, we also consider the other factors noted above in determining probability of credit losses when outstanding balances are current but other factors indicate significant doubt about customers’ ability to make future payments in full. In addition, we perform a retrospective review of the assumptions relied upon in establishing allowances for doubtful receivables, including comparisons of such assumptions to actual collections experience in order to adjust our loss estimation methods to reduce the difference between estimated losses and actual subsequent charge-offs.

Our policies require that we refrain from writing off overdue receivables until after exhaustive collection efforts have been undertaken. Account balances are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs generally occur only when a debtor enters bankruptcy or liquidation because collection efforts normally continue until that point. In addition, in Japan and certain other countries where we operate, tax deductions for uncollectible receivables are only allowed upon the debtor’s bankruptcy, liquidation or when legal proceedings are concluded. This policy, which is driven by business practices and income tax regulations, results in potentially long collection and write-off cycles.

We have recorded changes in required reserves in recent periods and may record them in the future due to the market environment and financial condition of customers. Any deterioration in customers’ financial positions or in their credit ratings, or increases in levels or amounts of delinquency may adversely affect net income.

Investments in Securities

We hold various investments in securities and equity-method investments.

A decline in the fair value of equity securities classified as available-for-sale, cost-method or equity-method investments below their carrying value that is deemed other than temporary results in a write-down of the carrying value to the fair value as a new cost basis. The amount of the write-down is included in earnings. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate and maximizing the use of observable inputs. Management periodically reviews each equity security classified as an available-for-sale, cost-method and equity-method investment for possible impairment based on criteria such as the extent to which the carrying value exceeds fair value, the length of time the fair value has been below the carrying value and the financial condition and near-term specific prospects of the issuer.

Whether a decline in fair value of debt securities classified as available-for-sale or held-to-maturity below carrying value that is deemed other than temporary is recognized in earnings depends on whether we intend to sell the impaired debt security or it is more likely than not that we will be required to sell the security before recovery. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery, the component of the other-than-temporary impairment related to the credit loss is recognized in earnings and the component of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss). Management periodically reviews each debt security classified as available-for-sale or held-to-maturity for the existence of impairment that is other than temporary based on criteria such as whether there is intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security for any other reason.

A decline in market prices or a change in the financial condition of an issuer could negatively affect the fair value of an investment in a security.

Recently Issued Accounting Guidance

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements.” The consensus codified in ASU 2009-13 supersedes certain provisions regarding multiple element arrangements in ASC 605, “Revenue Recognition,” and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative selling price method) following an established selling price hierarchy for determining the selling price of a deliverable, and eliminating the use of the residual method for multiple deliverable arrangements subject to ASC 605-25. The guidance in ASU 2009-13 requires both ongoing disclosures regarding an entity’s multiple-deliverable revenue arrangements as well as certain transitional disclosures during periods after adoption. All entities must adopt the guidance in ASU 2009-13 no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Entities may elect earlier application.

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

ASU 2009-13 and 14 are effective for our financial statements issued for fiscal years beginning on April 1, 2011. The adoption of the guidance in ASU 2009-13 and 14 is not expected to be material to our financial statements.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

We have adopted a committee-based corporate governance system, or the Committee System, permitted as a form of corporate organization pursuant to the Companies Act. Any company adopting the Committee System is required to (i) establish within our board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries. Under the Committee System, a company is not allowed to have corporate auditors but is instead required to delegate auditing function responsibilities to its audit committee. For information regarding our implementation of the Committee System, see “C. Board Practices” below.

Set forth below are the names of our directors, or Directors, and executive officers, or Executive Officers, as of June 24, 2011. All Directors were elected at our general meeting of shareholders held on June 24, 2011 for a term of one year. While the Chairman of the Board, Mr. Takashi Kawamura, does not concurrently serve as an Executive Officer, two Directors, Mr. Hiroaki Nakanishi and Mr. Takashi Miyoshi, do concurrently serve as Executive Officers. Four Directors, Ms. Yoshie Ota and Messrs. Mitsuo Ohashi, Nobuo Katsumata and Tohru Motobayashi, are outside Directors who fulfill the qualification requirements as provided for in the Companies Act. The term of office of all Executive Officers began on April 1, 2011 and will expire on March 31, 2012.

Directors

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Takashi Kawamura (Dec. 19, 1939)
	Chairman of the Board	4/2011	Chairman of the Board, Hitachi, Ltd.
		4/2010	Chairman and Director, Hitachi, Ltd.
		6/2009	Chairman, President, Chief Executive Officer and Director, Hitachi, Ltd.
		4/2009	Chairman, President and Chief Executive Officer, Hitachi, Ltd.
		6/2007	Chairman of the Board, Hitachi Maxell, Ltd.
		6/2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (Currently Hitachi Solutions, Ltd.)
		6/2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (Currently Hitachi Plant Technologies, Ltd.)
		6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
		4/2003	Director (Retired in June 2007)
		4/1999	Executive Vice President and Representative Director
		6/1997	Executive Managing Director
		6/1995	Director
		6/1992	General Manager, Hitachi Works
		4/1962	Joined Hitachi, Ltd.
Yoshie Ota (Sept. 1, 1942)
	Director	6/2007	Director, Hitachi, Ltd.
		7/2005	Advisor, Japan Institute of Workers’ Evolution (Retired in March 2010)
		7/1998	Chairman, Japan Institute of Workers’ Evolution
		6/1995	Director-General, Women’s Bureau, Ministry of Labour
		7/1994	Director-General, Minister’s Secretariat, Ministry of Labour
		12/1991	Vice Governor of Ishikawa Prefecture

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Mitsuo Ohashi
(Jan. 18, 1936)	Director (Advisor, Showa Denko K.K.)	3/2010	Advisor, Showa Denko K.K. (Currently in office)
		6/2007	Director, Hitachi, Ltd.
		3/2007	Chairman of the Board, Showa Denko K.K.
		1/2005	Chairman of the Board and Representative Director, Showa Denko K.K.
		3/1997	President (CEO) and Representative Director, Showa Denko K.K.
Nobuo Katsumata
(Dec. 5, 1942)	Director (Chairman, Member of the Board, Marubeni Corporation)	6/2011	Director, Hitachi, Ltd.
		4/2008	Chairman, Member of the Board, Marubeni Corporation (Currently in office)
		4/2003	Representative Director, President and CEO, Member of the Board, Marubeni Corporation
Tohru Motobayashi
(Jan. 5, 1938)	Director (Attorney at law)	4/2008	Partner, Ihara and Motobayashi (Currently in office)
		6/2006	Director, Hitachi, Ltd.
		4/2002	President of the Japan Federation of Bar Associations (Retired in March 2004)
		7/1971	Partner, Mori Sogo Law Offices
		4/1963	Member of the Tokyo Bar Association
Isao Ono
(May 23, 1944)	Director (Chairman of the Board, Hitachi Solutions, Ltd.)	6/2010	Director, Hitachi, Ltd.
		4/2010	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (Currently Hitachi Solutions, Ltd.) (Currently in office)
		6/2006	President, Chief Executive Officer and Director, Hitachi Software Engineering Co., Ltd.
		4/2004	Executive Vice President and Executive Officer (Retired in March 2006)
		6/2003	Senior Vice President and Executive Officer
		6/2002	Senior Vice President and Director
		4/2002	General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems
		4/1968	Joined Hitachi, Ltd.
Stephen Gomersall
(Jan. 17, 1948)	Director (Chairman of the Board, Hitachi Europe Ltd.)	6/2011	Director, Hitachi, Ltd.
		10/2006	Senior Vice President and Executive Officer, Hitachi, Ltd. (Retired in March 2011)
		11/2005	Chairman of the Board, Hitachi Europe Ltd. (Currently in office)
		10/2004	Joined Hitachi, Ltd.
		7/1999	British Ambassador to Japan (Retired in July 2004)
		9/1970	Joined U.K. Foreign and Commonwealth Office

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Tadamichi Sakiyama
(Jun. 13, 1941)	Director	4/2011	Director, Hitachi, Ltd.
		6/2009	Board Director (Chair), Hitachi, Ltd.
		6/2006	Director, Hitachi, Ltd.
		4/2006	Director, Hitachi Construction Machinery, Co., Ltd.
		6/2003	Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery, Co., Ltd.
		4/2003	Executive Vice President and Representative Director, Hitachi Construction Machinery, Co., Ltd.
		6/2001	Board Director, Senior Vice President, Hitachi Construction Machinery, Co., Ltd.
		4/1999	General Manager, Internal Auditing Office
		6/1994	General Manager, Accounting Department
		4/1964	Joined Hitachi, Ltd.
Masaharu Sumikawa
(Jul. 2, 1943)	Director (Chairman of the Board, Hitachi Plant Technologies, Ltd.)	6/2010	Director, Hitachi, Ltd.
Chairman of the Board, Hitachi Plant Technologies, Ltd. (Currently in office)
		4/2010	Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies, Ltd.
		4/2006	President and Chief Executive Officer and Director, Hitachi Plant Technologies, Ltd.
		10/2004	Executive Vice President and Executive Officer (Retired in March 2006)
		2/2004	Executive Officer
		6/2003	Senior Vice President and Executive Officer
		6/2002	Senior Vice President and Director
		2/2002	President, Power & Industrial Systems and CEO, power systems operation
		4/1972	Joined Hitachi, Ltd.
Hiroaki Nakanishi
(Mar. 14, 1946)	Director*	6/2010	President and Director
		4/2010	President
		4/2009	Executive Vice President and Executive Officer
		4/2006	Executive Vice President and Executive Officer (Retired in December 2006)
		6/2005	Senior Vice President and Executive Officer Chairman and Chief Executive Officer, Hitachi Global Storage Technologies, Inc.
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Global Business
		4/1970	Joined Hitachi, Ltd.
Michiharu Nakamura
(Sept. 9, 1942)	Director	6/2008	Director
		4/2007	Fellow
		4/2004	Executive Vice President and Executive Officer
		6/2003	Senior Vice President and Executive Officer
		4/2001	General Manager, Research & Development Group
		4/1967	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Principal position outside Hitachi, if any)	Date	Business experience, including experience in Hitachi, and functions
Takashi Hatchoji
(Jan. 27, 1947)	Director (Chairman of the Board, Hitachi America, Ltd.)	6/2011	Director, Hitachi, Ltd.
		4/2011	Chairman of the Board, Hitachi America, Ltd. (Currently in office)
		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd. (Retired in March 2011)
		6/2007	President and Director, Hitachi Research Institute, Ltd.
		4/2006	Executive Vice President and Executive Officer (Retired in March 2007)
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager, Legal and Corporate Communications and General Manager, Corporate Auditing
		4/1970	Joined Hitachi, Ltd.
Takashi Miyoshi
(Sept. 25, 1947)	Director*	6/2009	Executive Vice President, Executive Officer and Director, Hitachi, Ltd.
		4/2009	Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2008	President, Chief Executive Officer and Director, Hitachi Systems & Services, Ltd. (Currently Hitachi Solutions, Ltd.)
		4/2008	Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.
		6/2007	Chairman of the Board, Hitachi Global Storage Technologies, Inc.
		4/2007	Director (Retired in June 2007)
		4/2006	Executive Vice President, Executive Officer and Director
		6/2004	Senior Vice President, Executive Officer and Director
		4/2004	Senior Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	General Manager, Finance
		4/1970	Joined Hitachi, Ltd.

Note: The Directors marked with * concurrently serve as Executive Officers. See “Executive Officers” below.

The members of each of our committees are as follows:

•	Nominating Committee. Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi;

•	Audit Committee. Tadamichi Sakiyama (Chair), Yoshie Ota, Tohru Motobayashi; and

•	Compensation Committee. Hiroaki Nakanishi (Chair), Mitsuo Ohashi, Nobuo Katsumata, Tohru Motobayashi.

Executive Officers

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Hiroaki Nakanishi
(Mar. 14, 1946)	Representative Executive Officer President (Overall management)	See “Directors” above

Koji Tanaka
(Jan. 22, 1952)

Representative Executive Officer

Executive Vice President and Executive Officer

(Power systems business, transportation systems business, social infrastructure & industrial systems business, urban planning and development systems business and defense systems business)

		4/2011	Executive Vice President and Executive Officer

		4/2007	Vice President and Executive Officer
		5/2006	General Manager, Hitachi Works, Power Systems
		4/1974	Joined Hitachi, Ltd.

Junzo Nakajima
(Feb. 8, 1949)	Representative Executive Officer Executive Vice President and Executive Officer (Information & control systems business, information & telecommunication systems business and information technology)	4/2011	Executive Vice President and Executive Officer
		4/2009	Senior Vice President and Executive Officer
		4/2006	Vice President and Executive Officer
		4/2005	Chief Operating Officer, Information & Telecommunication Systems
		5/1972	Joined Hitachi, Ltd.

Takashi Miyoshi
(Sept. 25, 1947)	Representative Executive Officer Executive Vice President and Executive Officer (Management strategies, finance and corporate pension system)	See “Directors” above

Nobuo Mochida
(Apr. 1, 1947)

Representative Executive Officer

Executive Vice President and Executive Officer

(High functional materials & components, quality assurance, production engineering, battery systems business and automotive systems business)

		4/2010	Chairman of the Board, Hitachi Metals, Ltd. (Currently in office)
Executive Vice President and Executive Officer, Hitachi, Ltd.
		6/2006	President and Chief Executive Officer and Director, Hitachi Metals, Ltd.
		4/1970	Joined Hitachi Metals, Ltd.

Kazuhiro Mori
(Oct. 7, 1946)

Representative Executive Officer

Executive Vice President and Executive Officer

(Sales operations, Hitachi group global business, corporate export regulation, medical systems business and business incubation)

		1/2007	Executive Vice President and Executive Officer
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		2/1999	General Manager, Chubu Area Operation
		4/1969	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Shigeru Azuhata
(Nov. 21, 1949)	Senior Vice President and Executive Officer (Research & development, environmental strategies and medical systems business)	4/2011	Senior Vice President and Executive Officer
		4/2009	Vice President and Executive Officer
		1/2008	General Manager, Environmental Strategy Office
		4/2005	General Manager, Hitachi Research Laboratory
		4/1975	Joined Hitachi, Ltd.

Shinjiro Iwata
(Jun. 6, 1948)	Senior Vice President and Executive Officer (Information & telecommunication systems business)	4/2011	Senior Vice President and Executive Officer, Hitachi, Ltd.
		4/2009	Vice President and Executive Officer, Hitachi, Ltd.
		10/2007	Executive Vice President, Hitachi Global Storage Technologies, Inc.
		4/1972	Joined Hitachi, Ltd.

Makoto Ebata
(Feb. 23, 1947)	Senior Vice President and Executive Officer (Procurement and consumer business)	4/2011	Senior Vice President and Executive Officer, Hitachi, Ltd.
		7/2009	Vice President and Executive Officer, Hitachi, Ltd.
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/2000	General Manager, Procurement Division
		4/1970	Joined Hitachi, Ltd.

Toshiaki Kuzuoka
(Nov. 3, 1954)	Senior Vice President and Executive Officer (Human capital, legal and corporate communications, government & external relations, corporate brand and corporate auditing)	4/2011	Senior Vice President and Executive Officer
		4/2007	Vice President and Executive Officer
		4/2001	General Manager, Legal Division
		4/1978	Joined Hitachi, Ltd.

Yoshito Tsunoda
(Sept. 20, 1944)	Senior Vice President and Executive Officer (Battery systems business)	6/2010	President and Representative Director, Hitachi Maxell, Ltd.
		4/2010	Senior Vice President and Executive Officer, Hitachi, Ltd.
		4/2006	President, Chief Executive Officer and Director, Hitachi Maxell, Ltd.
		6/2005	Senior Vice President, Executive Officer and Director, Hitachi Maxell, Ltd.
		4/2005	Senior Vice President and Executive Officer, Hitachi Maxell, Ltd.
		6/2003	Vice President and Executive Officer (Retired in March 2005)
		4/2003	President & CEO, Urban Planning and Development Systems
		4/1971	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Toyoaki Nakamura
(Aug. 3, 1952)	Representative Executive Officer Senior Vice President and Executive Officer (Finance and corporate pension system)	6/2009	Senior Vice President and Executive Officer
		6/2007	Senior Vice President, Executive Officer and Director
		4/2007	Senior Vice President and Executive Officer
		1/2006	General Manager, Finance Department I
		4/1975	Joined Hitachi, Ltd.

Toshio Ikemura
(Dec. 2, 1953)	Vice President and Executive Officer (Urban planning and development systems business)	4/2011	Vice President and Executive Officer, Hitachi, Ltd.
		4/2007	President and Representative Director, Hitachi Building Systems Co., Ltd.
		4/1978	Joined Hitachi, Ltd.

Hitoshi Isa
(Feb. 19, 1950)	Vice President and Executive Officer (Power systems business (thermal power systems business promotion))	4/2008 1/2007 4/1974	Vice President and Executive Officer Executive Vice President, Power Systems Joined Hitachi, Ltd.

Tatsuro Ishizuka
(Dec. 23, 1955)	Vice President and Executive Officer (Power systems business)	4/2011	Vice President and Executive Officer
		10/2009	General Manager, Hitachi Works, Power Systems Company
		4/1978	Joined Hitachi, Ltd.

Osamu Ohno
(Aug. 6, 1948)	Vice President and Executive Officer (Information technology)	4/2009	Vice President and Executive Officer
		4/2005	General Manager, Information Technology Division
		4/1969	Joined Hitachi, Ltd.

Nobuyuki Ohno
(Feb. 24, 1949)	Vice President and Executive Officer (Hitachi group global business (China))	4/2009	Vice President and Executive Officer
		4/2007	Chief Marketing Officer, Information & Telecommunication Systems and Deputy General Manager, Corporate Marketing Group
		4/1971	Joined Hitachi, Ltd.

Yoshifumi Kanda
(Mar. 10, 1952)	Vice President and Executive Officer (Power systems business (sales operations))	4/2011	Vice President and Executive Officer
		12/2008	General Manager, Chugoku Area Operation
		4/1974	Joined Hitachi, Ltd.

Masahiro Kitano
(Nov. 23, 1955)	Vice President and Executive Officer (Environmental strategies, quality assurance and production engineering)	4/2009	Vice President and Executive Officer
		4/2007	Chief Strategy Officer and General Manager, Strategy Planning & Development Office, Information & Telecommunication Systems
		4/1980	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Ryuichi Kitayama
(Feb. 4, 1952)	Vice President and Executive Officer (Sales operations)	4/2010	Vice President and Executive Officer
		10/2009	Chief Marketing Officer, Information & Telecommunication Group, Information & Telecommunication Systems Company
		4/1976	Joined Hitachi, Ltd.

Kazuhiro Kurihara
(Dec. 6, 1952)	Vice President and Executive Officer (Sales operations (Chubu Area))	4/2011	Vice President and Executive Officer
		4/2010	General Manager, Chubu Area Operation
		4/1976	Joined Hitachi, Ltd.

Yutaka Saito
(Dec. 11, 1954)	Vice President and Executive Officer (Information & control systems business)	4/2010	Vice President and Executive Officer
		10/2009	President & CEO, Information & Control Systems Company
		4/1979	Joined Hitachi, Ltd.

Kaichiro Sakuma
(Jan. 29, 1954)	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))	4/2009	Vice President and Executive Officer, Hitachi, Ltd.
		4/2008	President & Chief Executive Officer, Hitachi Information & Telecommunication Systems Global Holding Corporation
		4/1979	Joined Hitachi, Ltd.

Yasuo Tanabe
(Oct. 5, 1954)	Vice President and Executive Officer (Government & external relations)	4/2011	Vice President and Executive Officer, Hitachi, Ltd.
		6/2010	Joined Hitachi, Ltd.
		8/2006	Deputy Director-General, Economic Affairs Bureau, Ministry of Foreign Affairs (Retired in March 2010)
		4/1978	Joined Ministry of International Trade and Industry

Masahide Tanigaki
(Jan. 11, 1951)	Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)	4/2010	Vice President and Executive Officer
		10/2009	Deputy General Manager, Power Systems Sales Management Division, Power Systems Company
		4/1975	Joined Hitachi, Ltd.

Toshikazu Nishino
(Jan. 9, 1955)	Vice President and Executive Officer (Management strategies)	4/2011	Vice President and Executive Officer
		4/2010	Senior Manager, Strategy & Project Office, Supervisory Office for Management Reforms
		4/1980	Joined Hitachi, Ltd.

Name (Date of birth)	Current position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in Hitachi, and functions
Masaharu Hanyu
(Feb. 20, 1951)	Vice President and Executive Officer (Power systems business (nuclear power systems business promotion))	4/2011	Vice President and Executive Officer, Hitachi, Ltd.
		7/2007	President and Representative Director, Hitachi-GE Nuclear Energy, Ltd.
		4/1975	Joined Hitachi, Ltd.

Toshiaki Higashihara
(Feb. 16, 1955)	Vice President and Executive Officer (Social infrastructure & industrial systems business)	4/2011	Vice President and Executive Officer, Hitachi, Ltd.
		6/2010	President and Representative Director, Hitachi Plant Technologies, Ltd. (Currently in office)
		4/2010	President and Chief Executive Officer, Hitachi Plant Technologies, Ltd.
		4/2008	President, Hitachi Power Europe GmbH
		4/2007	Vice President and Executive Officer (Retired in March 2008)
		4/2006	Chief Operating Officer, Information & Telecommunication Systems
		4/1977	Joined Hitachi, Ltd.

Naoki Mitarai
(Oct. 30, 1952)	Vice President and Executive Officer (Human capital)	4/2011	Vice President and Executive Officer
		4/2010	General Manager, Corporate Administration Division, Human Capital Group
		4/1976	Joined Hitachi, Ltd.

Yoshihiko Mogami
(Aug. 1, 1953)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2010	Vice President and Executive Officer
		10/2009	Chief Operating Officer, System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company
		4/1976	Joined Hitachi, Ltd.

There are no family relationships between any of our Directors or Executive Officers and any other of our Directors or Executive Officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or Executive Officer.

B. Compensation

The aggregate amount of compensation, including retirement allowances, paid by us during the year ended March 31, 2011 to all our Directors and Executive Officers who served during that year was ¥3,030 million. The amount of compensation for Takashi Kawamura, our Chairman of the Board and former Representative Executive Officer, was ¥170 million, representing his total annual salary and a performance-linked bonus. The amount of compensation for Hiroaki Nakanishi, our Representative Executive Officer and Director, was ¥170 million, representing his total annual salary and a performance-linked bonus.

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

        Compensation for Executive Officers consists of a monthly salary and a performance-linked bonus. We decide monthly salary by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment. The performance-linked bonus is payable in an amount equivalent to approximately 30% of the Executive Officer’s annual income, adjusted based on our performance and on the individual’s performance.

We reexamined the compensation structure for directors and officers starting with the compensation for the year ended March 31, 2009 and we abolished the retirement allowance for directors and officers.

C. Board Practices

The Companies Act requires any company adopting the Committee System to (i) establish within its board of directors nominating, audit and compensation committees, a majority of the members of each of which must be outside directors, and (ii) appoint executive officers responsible for executing the business of such company. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager (shihai nin) or any other employee of such company or its subsidiaries. Under the Committee System, we are not allowed to have corporate auditors, but instead we must delegate auditing function responsibilities to its audit committee. Through the adoption of the Committee System and the resulting separation of business execution and supervision thereof, we hope to improve the efficiency of our management and foster a thorough and transparent management system.

Our articles of incorporation provide for a Board of Directors of not more than twenty members. All Directors are elected at a general meeting of shareholders and the current Directors were elected at the general meeting of shareholders held on June 24, 2011. Our articles of incorporation provide that, by resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected. Directors are reelected each year, and not on a staggered basis. The term of office of Directors expires at the close of the ordinary general meeting of shareholders for the last business year that will end within one year after their election. A Director may serve any number of consecutive terms. The term of office of the Directors currently in office will expire at the close of the ordinary general meeting of shareholders to be held within three months from March 31, 2012.

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

For a list of the members of each committee, see “— A. Directors and Senior Management” above.

Our articles of incorporation provide for a maximum of forty Executive Officers. The Board of Directors appoints all Executive Officers. Pursuant to our articles of incorporation, the term of office of Executive Officers expires on the last day of the business year that ends within one year from their election. An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire on March 31, 2012.

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

D. Employees

The following tables show the number of our full-time employees by segment and geographic area as of March 31, 2009, 2010 and 2011.

Segment

	As of March 31,
	2009	2010	2011
	(Number of employees)
Information & Telecommunication Systems	67,828	68,409	70,853
Power Systems	15,611	15,977	16,852
Social Infrastructure & Industrial Systems	42,086	42,980	39,240
Electronic Systems & Equipment	25,051	24,576	25,597
Construction Machinery	16,890	19,063	19,218
High Functional Materials & Components	49,408	47,342	48,745
Automotive Systems	26,839	24,602	25,599
Components & Devices	50,085	51,304	55,474
Digital Media & Consumer Products	29,649	26,491	26,253
Financial Services	3,539	3,429	3,220
Others	31,629	32,538	27,448
Corporate	3,181	3,035	3,246

Total	361,796	359,746	361,745

Geographic Area

	As of March 31,
	2009	2010	2011
	(Number of employees)
Japan	234,519	230,948	216,393
Asia	96,713	99,216	114,150
North America	14,487	14,667	15,537
Europe	10,611	9,488	9,833
Other Areas	5,466	5,427	5,832

Total	361,796	359,746	361,745

In addition to the above, the average number of temporary employees was 42,097 for the year ended March 31, 2009, 39,562 for the year ended March 31, 2010 and 44,353 for the year ended March 31, 2011.

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

E. Share Ownership

The following table shows the number of shares of our common stock owned by the Directors and Executive Officers as of June 24, 2011, representing 0.04% of total shares issued.

Name	Position	Share ownership
		(Number of shares)
Takashi Kawamura	Chairman of the Board	155,720
Yoshie Ota	Director	22,000
Mitsuo Ohashi	Director	30,000
Nobuo Katsumata	Director	0
Tohru Motobayashi	Director	40,750
Isao Ono	Director	122,000
Stephen Gomersall	Director	7,000
Tadamichi Sakiyama	Director	48,000
Masaharu Sumikawa	Director	47,000
Hiroaki Nakanishi	President and Director	73,000
Michiharu Nakamura	Director	109,000
Takashi Hatchoji	Director	67,000
Takashi Miyoshi	Executive Vice President, Executive Officer and Director	61,000
Koji Tanaka	Executive Vice President and Executive Officer	32,000
Junzo Nakajima	Executive Vice President and Executive Officer	32,000
Nobuo Mochida	Executive Vice President and Executive Officer	15,000
Kazuhiro Mori	Executive Vice President and Executive Officer	48,000
Shigeru Azuhata	Senior Vice President and Executive Officer	44,000
Shinjiro Iwata	Senior Vice President and Executive Officer	28,000
Makoto Ebata	Senior Vice President and Executive Officer	41,000
Toshiaki Kuzuoka	Senior Vice President and Executive Officer	141,000
Yoshito Tsunoda	Senior Vice President and Executive Officer	34,000
Toyoaki Nakamura	Senior Vice President and Executive Officer	32,000
Toshio Ikemura	Vice President and Executive Officer	5,000
Hitoshi Isa	Vice President and Executive Officer	38,000
Tatsuro Ishizuka	Vice President and Executive Officer	17,000
Osamu Ohno	Vice President and Executive Officer	49,000
Nobuyuki Ohno	Vice President and Executive Officer	40,000
Yoshifumi Kanda	Vice President and Executive Officer	15,000
Masahiro Kitano	Vice President and Executive Officer	20,050
Ryuichi Kitayama	Vice President and Executive Officer	18,000
Kazuhiro Kurihara	Vice President and Executive Officer	22,350
Yutaka Saito	Vice President and Executive Officer	15,000
Kaichiro Sakuma	Vice President and Executive Officer	28,000
Yasuo Tanabe	Vice President and Executive Officer	2,000
Masahide Tanigaki	Vice President and Executive Officer	23,400
Toshikazu Nishino	Vice President and Executive Officer	7,000
Masaharu Hanyu	Vice President and Executive Officer	24,000
Toshiaki Higashihara	Vice President and Executive Officer	24,000
Naoki Mitarai	Vice President and Executive Officer	20,000
Yoshihiko Mogami	Vice President and Executive Officer	13,000

Total		1,610,270

No Director or Executive Officer has different voting rights from any other shareholder of our common stock.

Hitachi Employees’ Shareholding Association owned approximately 124,090 thousand shares as of March 31, 2011, which amounted to 2.75% of total shares issued. The association consists of our employees and those of certain of our subsidiaries. Membership in the association is voluntary.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table provides information concerning shareholders holding more than 5% of our total shares issued as of March 31, 2011 based on our register of shareholders. It is not necessarily the case that a shareholder recorded on the share register beneficially owns shares of our common stock.

Title of class	Name	Share ownership	Percentage of total shares issued
		(Thousands of shares)
Common stock	The Master Trust Bank of Japan, Ltd. (Trust Account)	287,253	6.4%
Common stock	Japan Trustee Services Bank, Ltd. (Trust Account)	276,235	6.1%

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

In February 2011, we received from Mitsubishi UFJ Financial Group, Inc. a notice included on Schedule 13G filed on February 8, 2011 pursuant to Rule 13d-1(b) under the Act. The notice indicated that neither Mitsubishi UFJ Financial Group nor any of its affiliates owned shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, Mitsubishi UFJ Financial Group may be deemed to “beneficially own” 287,108,553 ordinary shares as of December 31, 2010, representing 6.3% of our total issued shares at that time.

Report of Substantial Shareholdings under the Financial Instruments and Exchange Act

Reports of substantial shareholdings are required under the Financial Instruments and Exchange Act when any person beneficially and solely or jointly owns more than 5% of total issued voting shares of a company listed on any Japanese stock exchange. The following is a summary of the reports we have received from beneficial owners whom we recognize as currently holding more than 5% of our total issued voting shares.

In May 2011, we received a copy of a filing made with the Kanto Local Finance Bureau dated May 19, 2011 indicating that Sumitomo Mitsui Trust Holdings, Inc. directly or indirectly held 232,928,697 shares, representing 5.15% of our total issued shares as of May 13, 2011 and that Sumitomo Mitsui Trust Holdings held the shares solely for investment purposes. We have not received any revision or update to the filing made with the Kanto Local Finance Bureau.

In May 2011, we received a copy of a filing made with the Kanto Local Finance Bureau dated May 30, 2011 indicating that Mitsubishi UFJ Financial Group, Inc. directly or indirectly held 237,294,613 shares, representing 5.24% of our total issued shares as of May 23, 2011 and that Mitsubishi UFJ Financial Group held the shares solely for investment and dealing purposes. We have not received any revision or update to the filing made with the Kanto Local Finance Bureau.

Our major shareholders do not have different voting rights from any other shareholder of our common stock.

As of March 31, 2011, 238 U.S. shareholders of record, in the aggregate, including the depositary’s nominee as one shareholder of record, owned approximately 20.4% of our common stock.

No other corporation, foreign country or any other natural or legal person severally or jointly directly or indirectly owns or controls us. To our knowledge there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Related Party Transactions

To our knowledge, as of March 31, 2011, no person was the beneficial owner of more than 10% of any class of our shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain companies over which we or our key management personnel may have a significant influence. We believe that we conduct our business with these companies in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in Hitachi, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of our Directors or Executive Officers except home loans extended to certain Executive Officers, including a newly appointed Executive Officer, by a subsidiary of ours engaged in the business of financial services. The aggregate outstanding balance of such loans to the Executive Officers as of May 31, 2011 was ¥96 million, and the largest aggregate outstanding balance during the period from April 1, 2010 through May 31, 2011 was ¥148 million. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal Proceedings

We and certain of our subsidiaries and equity method affiliates are subject to a number of legal proceedings, as follows.

In January 2007, the European Commission ordered us, Hitachi Europe, our wholly owned subsidiary, and Japan AE Power Systems Corporation, or AE Power, an equity method affiliate of ours which was demerged and succeeded to our gas insulated switchgear, or GIS, operations, to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations relating to GIS equipment used at substations. In April 2007, we lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The European Commission has not yet rendered a determination, but we believe that we have accrued a reasonably estimated amount for the fine based on past judgments in the year ended March 31, 2007.

In December 2006, we and Hitachi Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs. Also in December 2006, Hitachi Displays, our subsidiary which was demerged and succeeded to our LCD operations, received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to LCDs. In March 2009, Hitachi Displays pled guilty to one count of price fixing under the Sherman Act, for which it paid a fine in June 2009.

In June 2007, we received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered us to pay a fine for infringement of EC antitrust rules. We paid the fine in August 2010.

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

In June 2009, our subsidiary, Hitachi-LG Data Storage, received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, both in respect of alleged antitrust violations relating to optical disk drives. Also in June 2009, the Competition Commission of Singapore began an investigation of our subsidiary, Hitachi-LG Data Storage Korea, also in respect of alleged antitrust violations relating to optical disk drives. We believe that we have accrued a reasonably estimated amount for potential losses in relation to the investigation by the Antitrust Division of the U.S. Department of Justice as of March 31, 2011.

We and the other named parties have cooperated with the above investigations. In addition, subsequent to these actions by the competent authorities, civil disputes, including class action lawsuits, involving us and certain of our subsidiaries and equity method affiliates that are or were formerly engaged in the semiconductor, LCD, CRT and optical disk drive businesses, have arisen in a number of countries, including the United States and Canada. These complaints allege violations of various jurisdictions’ antitrust, consumer protection or unfair competition laws and seek treble monetary damages, restitution, costs, interest and attorneys’ fees for unspecified amounts. We believe that we have accrued a reasonably estimated amount for potential losses in relation to these civil disputes as of March 31, 2011. Depending upon their outcome, such legal proceedings may, either singly or in the aggregate, result in a material adverse effect on our business, results of operations, cash flows, financial condition, reputation or credibility. Except as otherwise stated, as we are currently unable to make reasonable estimates as to such adverse effects, if any, no accrual for potential losses has been made with respect thereto.

In June 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power was shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Hokuriku Electric Power Company shut down Shika Nuclear Power Station No. 2, which uses the same type of turbines, for an examination of the turbines. The examination revealed damage to the turbine vanes. We included the accrued amount of the repair costs in our operating results for the year ended March 31, 2007, and we recorded it as part of cost of sales.

In September 2008, Chubu Electric Power filed a lawsuit against us in the Tokyo District Court. Chubu Electric Power seeks compensation in the amount of ¥41.8 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station. In May 2009, Hokuriku Electric Power filed a lawsuit against us in the Tokyo District Court. Hokuriku Electric Power seeks compensation in the amount of ¥33.7 billion plus interest for consequential losses from the breakdown of certain turbine vanes in the nuclear reactors at Shika Nuclear Power Station. We are vigorously defending ourselves in these lawsuits. We have not accrued for consequential losses related to these lawsuits. However, there can be no assurance that we will not be liable for any amount claimed.

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

Dividend Policy

We view enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing our energy, information systems, social infrastructure and other primary businesses is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plants and equipment essential for securing and maintaining market competitiveness and improving profitability. We therefore decide dividends based on mid- to long-term business plans while ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including our financial condition, results of operations and dividend payout ratio.

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

Consistent with our dividend policy and taking into account, among other things, our business forecast, we paid a dividend of ¥8 per share for the year ended March 31, 2011.

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

	TSE price per share of common stock		NYSE price per ADS
	(Yen)		(U.S. Dollars)
	High	Low	High	Low
Fiscal year ended March 31,
2007	936	644	79.760	55.740
2008	947	569	79.200	58.990
2009	843	230	77.330	23.840
2010	404	227	40.790	26.060
2011	523	313	65.230	35.590

Fiscal year ended March 31, 2010
1st quarter	404	264	40.790	27.370
2nd quarter	337	262	35.590	28.860
3rd quarter	314	227	33.970	26.060
4th quarter	353	276	37.930	30.560

Fiscal year ended March 31, 2011
1st quarter	424	317	45.020	35.940
2nd quarter	387	313	44.740	35.590
3rd quarter	434	344	53.600	42.220
4th quarter	523	334	65.230	45.110

Fiscal year ending March 31, 2012
1st quarter (through June 17)	477	387	59.450	47.160

January 2011	468	436	56.600	53.310
February 2011	515	454	61.500	57.100
March 2011	523	334	65.230	45.110
April 2011	439	387	54.940	47.160
May 2011	471	437	58.230	53.940
June 2011 (through June 17)	477	448	59.450	56.440

(1)	Prices per share of common stock are as reported by the TSE.

(2)	Prices per ADS are based upon one ADS representing ten shares of common stock and are as reported by the NYSE via the NYSEnet system.

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

Under the Companies Act, the adoption of a resolution of the Board of Directors requires a majority vote of the Directors present, who must in turn constitute a majority of the Directors who are entitled to vote for the resolution. Any Director who has a conflict of interest or a vested interest with respect to any given resolution cannot participate in voting for the resolution. Under the Companies Act and our articles of incorporation, the Board of Directors can dispense with holding a board meeting to approve a proposed resolution if all the Directors who are entitled to vote on it consent in writing to approve the proposed resolution. Under the Companies Act, each Director must refrain from engaging in any business competing with us unless approved by the Board of Directors.

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

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of operations constituting the extraordinary financial statements; and

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

For the purposes of this section, the amount of Surplus is the amount equal to the aggregate of I through IV below, less the aggregate of V through VII below:

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

c.	the aggregate amount of cash we paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind;

VII.	the aggregate amounts of a through d below, less e and f below:

a.	in the event that the amount of Surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or capital stock after the end of the last fiscal year, the amount so transferred;

b.	in the event that we distributed Surplus after the end of the last fiscal year, the amount set aside in its reserve;

c.	in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

d.	in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the last fiscal year, the amount so reduced;

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

Voting rights

Our shareholders are generally entitled to one vote per unit of shares of common stock they hold, as described in this paragraph and under “— Unit Share System” below. In general, under the Companies Act, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented and entitled to vote at the meeting. The Companies Act and our articles of incorporation require the election of Directors annually, and a quorum of not less than one-third of the total number of voting rights of all the shareholders who are entitled to vote. Our shareholders are not entitled to cumulative voting in the election of Directors and the board is not staggered. A corporate shareholder (including a shareholder in the form of a partnership) one-quarter or more of the voting rights of which are directly or indirectly owned by us does not have voting rights. We do not have voting rights with respect to treasury stock. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Shareholders may also cast their votes by electronic means in accordance with our regulations on handling shares, etc.

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

The authorization to purchase shares of our common stock pursuant to (i) above may also be granted by a resolution of the Board of Directors pursuant to our articles of incorporation; provided, however, that the provision in our articles of incorporation is effective only if non-consolidated annual financial statements and certain other documents for the last fiscal year present fairly our assets and profit or loss, as required by the ordinances of the Ministry of Justice.

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

We normally hold our ordinary general meeting of shareholders in Tokyo within three months following the date of the end of the fiscal year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be mailed to each shareholder having voting rights or, in the case of a nonresident shareholder, to his resident proxy or mailing address in Japan in accordance with our regulations on handling shares, etc., at least two weeks prior to the date of the meeting. Under the Companies Act, we may give such notice to shareholders by electronic means, with the consent of the relevant shareholders.

Generally, our shareholders registered as having voting rights on the register of shareholders as of the end of a given fiscal year may exercise their voting rights at the ordinary general meeting of shareholders concerning that fiscal year and our shareholders registered as having voting rights on the register of shareholders as of a record date properly fixed by us may exercise their voting rights at the relevant extraordinary general meeting of shareholders.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Act requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange in Japan to file with the director general of the relevant financial bureau of Japan within five business days a report concerning such share holdings. A similar report must also be made in respect of any subsequent change of one percentage point or more in any such holding or of any change in material matters set forth in any reports previously filed. Currently, such report is required to be filed through the Electronic Disclosure for Investors’ Network, or EDINET. For this purpose, shares issuable to such person upon exercise of any rights to subscribe for or acquire shares are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Any report so filed will be made available for public inspection. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.

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

“Exchange nonresidents” are defined under the Foreign Exchange Law as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents, but branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan and (iii) corporations of which (a) 50% or more of the voting rights are held by (i) and/or (ii) above, (b) a majority of officers consists of nonresident individuals or (c) a majority of the officers having the power of representation consists of nonresident individuals.

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

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of our common stock) to shareholders who are non-Japanese corporations or Japanese nonresident individuals, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014. This tax reduction is not available for any individual shareholder who holds a certain percentage or more of the shares issued by the relevant Japanese corporation. The relevant percentage is 5% with respect to dividends to be due and payable on or before September 30, 2011 and 3% thereafter.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, (i) the withholding tax rate on dividends is generally 10% for portfolio investors (i.e., investors with the shareholding ratio of less than 10%) who are qualified U.S. residents eligible to enjoy treaty benefits and (ii) dividends are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under domestic tax law. However, due to the so-called “preservation doctrine” under the Treaty, and/or due to the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under domestic tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the domestic tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on shares of our common stock or ADSs).

The amount of withholding tax imposed on dividends payable to the holders of shares of our common stock or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan.

Gains derived from the sale outside Japan of shares of common stock of Japanese corporations by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock and ADSs as a distributee, legatee or donee even if none of the individual, the decedent or the donor is a Japanese resident.

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

Taxation of Distributions

Distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of common stock, will generally be treated as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Japanese taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend paid in yen will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss, which is generally ordinary income or loss, in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

We do not believe that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2011, and we do not expect to become a PFIC in the foreseeable future. However, since PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of shares of common stock or ADSs.

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

The tables below provide information about the contractual maturities of available-for-sale securities and held-to-maturity securities and fair values of these market risk sensitive securities as of March 31, 2011 and 2010, regardless of the consolidated balance sheet classification as follows.

	Carrying amount as of March 31, 2011
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				145,816	145,816
Debt securities	13,948	13,581	13,783	41,312	41,312
Other securities	2,610	130	6,567	9,307	9,307
Held-to-maturity securities	40	355	—	395	395

	Carrying amount as of March 31, 2010
	Contractual maturity date
	Due within one year	Due after one year through five years	Due after five years	Total	Fair value
	(Millions of yen)
Available-for-sale securities
Equity securities				159,850	159,850
Debt securities	49,914	10,485	19,116	79,515	79,515
Other securities	3,621	2,410	8,229	14,260	14,260
Held-to-maturity securities	40	37	199	276	276

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

The tables below provide information on our financial instruments that are sensitive to foreign currency exchange rates, including primary forward exchange contracts to sell U.S. dollars and Euros as of March 31, 2011 and 2010. The tables present the contract amounts in Japanese yen equivalents and weighted average contractual exchange rates by expected maturity dates. We do not include cross currency swap agreements and the corresponding foreign currency denominated debt instruments in the table below because all of our foreign currency exposure in our cash flows are eliminated.

	Forward exchange contracts as of March 31, 2011
	Expected maturity date
	2012	2013	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	137,042	—	137,042	(394)
Average contractual exchange rate (¥/US$)	85.11	—	85.11

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	38,285	—	38,285	(1,570)
Average contractual exchange rate (¥/Euro)	112.48	—	112.48

	Forward exchange contracts as of March 31, 2010
	Expected maturity date
	2011	2012	Total	Estimated fair value
	(Millions of yen)
Forward exchange contracts
(Pay US$/receive ¥) contract amount	121,363	—	121,363	(2,576)
Average contractual exchange rate (¥/US$)	91.51	—	91.51

Forward exchange contracts
(Pay Euro/receive ¥) contract amount	33,698	—	33,698	942
Average contractual exchange rate (¥/Euro)	128.32	—	128.32

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

	Long-term debt as of March 31, 2011
	Expected maturity date
	2012	2013	2014	2015	2016	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	30,210	84,060	105,010	100,000	50,000	35,000	404,280	410,254
Average interest rate	1.19%	1.17%	1.19%	1.39%	1.71%	1.92%	1.26%

Yen convertible debentures	20,000	—	—	99,360	—	105	119,465	160,504
Average interest rate	0.08%	—	—	0.10%	—	—	0.10%

Yen medium term notes	22,073	16,479	3,713	1,000	505	—	43,770	43,770
Average interest rate	1.07%	0.74%	0.72%	0.91%	0.84%	—	0.94%

Floating rate (notes and debentures):
Yen medium term notes	17,226	17,038	4,515	1,008	—	—	39,787	39,787
Average interest rate	0.72%	0.65%	0.91%	0.84%	—	—	0.72%

US$ medium term notes	2,841	1,254	—	—	—	—	4,095	4,095
Average interest rate	1.12%	1.29%	—	—	—	—	1.16%

AU$ medium term notes	—	—	1,290	—	—	—	1,290	1,290
Average interest rate	—	—	5.80%	—	—	—	5.80%

Fixed and floating rate (loans):
Loans, principally from Banks	234,786	237,522	141,460	176,499	44,743	154,514	989,524	1,000,754
Average interest rate	1.39%	1.46%	1.62%	1.40%	1.86%	1.91%	1.53%

Weighted average floating rates are based on contractual interest rates as of March 31, 2011.

	Long-term debt as of March 31, 2010
	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Fixed rate (notes and debentures):
Yen debentures	116,410	60,210	84,060	105,010	70,000	85,000	520,690	525,921
Average interest rate	1.24%	1.22%	1.20%	1.23%	1.49%	1.71%	1.27%

Yen convertible debentures	20,000	—	—	—	99,998	20,000	139,998	161,544
Average interest rate	0.07%	—	—	—	0.08%	—	0.08%

Yen medium term notes	48,311	20,878	8,064	—	995	4,982	83,230	83,249
Average interest rate	1.21%	1.29%	1.07%	—	1.31%	1.38%	1.23%

US$ medium term notes	1,395	—	—	—	—	—	1,395	1,397
Average interest rate	1.69%	—	—	—	—	—	1.69%

Floating rate (notes and debentures):
Yen medium term notes	7,458	17,596	5,451	1,488	496	501	32,990	32,990
Average interest rate	0.54%	0.55%	0.37%	0.90%	1.35%	2.06%	0.56%

US$ medium term notes	930	2,913	463	—	—	—	4,306	4,306
Average interest rate	0.91%	0.84%	1.04%	—	—	—	0.89%

Fixed and floating rate (loans):
Loans, principally from Banks	98,672	291,940	246,565	115,461	153,575	192,951	1,099,164	1,111,387
Average interest rate	1.49%	1.44%	1.41%	1.39%	1.48%	1.86%	1.45%

Weighted average floating rates are based on contractual interest rates as of March 31, 2010.

	Interest rate swaps as of March 31, 2011
	Expected maturity date
	2012	2013	2014	2015	2016	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	11,800	70,011	31,000	35,000	1,500	—	149,311	(2,233)
Average pay rate	1.39%	1.38%	1.27%	1.16%	1.53%	—	1.34%
Average receive rate	0.61%	0.61%	0.64%	0.60%	0.88%	—	0.61%

Fixed to variable	—	—	—	—	10,000	—	10,000	519
Average pay rate	—	—	—	—	0.35%	—	0.35%
Average receive rate	—	—	—	—	1.64%	—	1.64%

Variable to variable	3,000	—	—	15,000	3,000	—	21,000	472
Average pay rate	0.21%	—	—	0.19%	0.21%	—	0.20%
Average receive rate	1.01%	—	—	1.07%	0.90%	—	1.05%

Notional amounts (US$):
Variable to fixed	2,025	10,036	11,788	—	8,699	—	32,548	(396)
Average pay rate	2.20%	2.17%	2.29%	—	1.98%	—	2.17%
Average receive rate	0.84%	0.80%	0.99%	—	0.25%	—	0.76%

Variable to variable	832	—	—	—	—	—	832	(4)
Average pay rate	0.10%	—	—	—	—	—	0.10%
Average receive rate	0.42%	—	—	—	—	—	0.42%

Notional amounts (ST £):
Variable to fixed	11,537	21,835	8,461	—	—	—	41,833	(149)
Average pay rate	2.10%	1.59%	1.81%	—	—	—	1.88%
Average receive rate	0.78%	0.75%	0.73%	—	—	—	0.76%

Notional amounts (HK$):
Variable to fixed	5,059	10,255	2,424	527	—	—	18,265	(329)
Average pay rate	1.85%	2.06%	1.65%	1.50%	—	—	1.91%
Average receive rate	0.28%	0.28%	0.28%	0.25%	—	—	0.28%

Weighted average pay/receive rates are based on contractual interest rates as of March 31, 2011.

	Interest rate swaps as of March 31, 2010
	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total	Estimated fair value
	(Millions of yen, except rates)
Notional amounts (Yen):
Variable to fixed	13,550	11,800	70,010	50,200	39,800	—	185,360	(2,839)
Average pay rate	1.37%	1.38%	1.36%	1.27%	1.14%	—	1.34%
Average receive rate	0.74%	0.74%	0.74%	0.78%	0.73%	—	0.74%

Fixed to variable	7,000	—	—	—	—	10,000	17,000	548
Average pay rate	0.38%	—	—	—	—	0.45%	0.43%
Average receive rate	1.49%	—	—	—	—	1.64%	1.60%

Variable to variable	—	3,000	—	—	15,000	3,000	21,000	460
Average pay rate	—	0.31%	—	—	0.30%	0.32%	0.30%
Average receive rate	—	1.10%	—	—	1.16%	1.01%	1.13%

Notional amounts (US$):
Variable to fixed	20,956	837	10,023	6,340	—	213	38,369	(403)
Average pay rate	2.19%	2.98%	2.95%	4.32%	—	5.20%	2.71%
Average receive rate	1.35%	1.54%	1.49%	3.13%	—	0.32%	1.56%

Fixed to variable	1,395	—	—	—	—	—	1,395	3
Average pay rate	0.64%	—	—	—	—	—	0.64%
Average receive rate	0.86%	—	—	—	—	—	0.86%

Variable to variable	—	930	—	18,608	—	—	19,538	(20)
Average pay rate	—	0.69%	—	0.72%	—	—	0.71%
Average receive rate	—	0.64%	—	0.65%	—	—	0.64%

Notional amounts (ST£):
Variable to fixed	23,473	9,289	9,288	—	—	—	42,050	(873)
Average pay rate	3.96%	4.50%	4.84%	—	—	—	4.22%
Average receive rate	0.66%	0.68%	0.61%	—	—	—	0.66%

Notional amounts (HK$):
Variable to fixed	5,837	4,393	7,200	2,081	578	—	20,089	(581)
Average pay rate	2.83%	2.25%	2.60%	1.86%	1.50%	—	2.54%
Average receive rate	0.13%	0.13%	0.13%	0.13%	0.13%	—	0.13%

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

Evaluation of Disclosure Controls and Procedures

We, under the supervision of and with the participation of our management, including our President, who is our principal executive officer, and our principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of March 31, 2011. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our President and our principal financial officer concluded that our disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) of the Securities Exchange Act of 1934 and to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to us and our consolidated subsidiaries, is accumulated and communicated to our management, including our President and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management including our President and our principal financial officer concluded that the disclosure controls and procedures were effective at a reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management concluded that, as of March 31, 2011, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting, which is included in “Item 18. Financial Statements.”

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following table shows fees for audit and other services rendered by our principal accountant for the years ended March 31, 2010 and 2011.

	Year ended March 31,
	2010	2011
	(Millions of yen)
Audit Fees	4,831	4,300
Audit-Related Fees	51	156
Tax Fees	199	207
All Other Fees	18	15

Total	5,099	4,678

Notes:

(1)	Audit Fees are fees for professional services for the audit of the annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported as Audit Fees. Tax Fees are fees for professional services rendered for tax compliance, tax advice and tax planning. All Other Fees are fees for products and services not included in any of the other categories.

(2)	Ernst & Young ShinNihon LLC served as our principal accountant for the years ended March 31, 2010 and 2011.

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

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or the approximate yen value that may yet be purchased under the plans or programs.

We currently do not have any publicly announced repurchase plans or programs. The purchases shown below include the purchase of less-than-one unit shares from less-than-one unit shareholders pursuant to the Companies Act. In addition, they include the purchase of fractional shares arising in connection with the share exchanges to make Hitachi Plant Technologies and Hitachi Maxell our wholly owned subsidiaries pursuant to the Companies Act. The purchases shown below also include the purchase of shares pursuant to the Companies Act from shareholders who dissented from the share exchange with respect to Hitachi Plant Technologies.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
	(Shares)	(Yen)	(Shares)	(Shares)
April 1, 2010 - April 30, 2010	39,490	376.53	—	—
May 1, 2010 - May 31, 2010	21,286	385.66	—	—
June 1, 2010 - June 30, 2010	14,442	358.29	—	—
July 1, 2010 - July 31, 2010	23,420	338.74	—	—
August 1, 2010 - August 31, 2010	24,957	357.88	—	—
September 1, 2010 - September 30, 2010	15,713	360.16	—	—
October 1, 2010 - October 31, 2010	21,870	352.95	—	—
November 1, 2010 - November 30, 2010	35,191	386.12	—	—
December 1, 2010 - December 31, 2010	178,955	410.83	—	—
January 1, 2011 - January 31, 2011	33,288	447.50	—	—
February 1, 2011 - February 28, 2011	26,960	483.67	—	—
March 1, 2011 - March 31, 2011	21,133	473.07	—	—

Total	456,705	401.87	—	—

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors. Our Board of Directors consists of thirteen members, four of whom are “outside directors,” as defined under the Companies Act. The Companies Act defines an outside director as a director who is not and has not been an executive director (a representative director or a director who executes such company’s business), executive officer, manager or any other employee of such company or its subsidiaries.

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

Miscellaneous

In addition to the above differences, we are not required to: make our nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that would satisfy the NYSE’s requirements; acquire shareholder approval of equity compensation plans in certain cases, such as issuing stock acquisition rights as stock options without “specially favorable” conditions; make publicly available one or more documents which purport to summarize all aspects of our corporate governance guidelines; or adopt a code of business conduct and ethics for our directors, officers and employees that would comply fully with the NYSE’s requirements.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Refer to the consolidated financial statements contained in this annual report on Form 20-F.

Item 19.	Exhibits

We have filed the following documents as exhibits to this annual report.

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 23, 2009 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on May 18, 2009 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 24, 2011 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on June 20, 2008 (file no. 001-08320))

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

Hitachi, Ltd.
(Registrant)

Date: June 24, 2011	By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Senior Vice President and Executive Officer

EXHIBIT INDEX

1.1	Articles of Incorporation of Hitachi, Ltd., as amended on June 23, 2009 (English Translation)

(incorporated by reference to Exhibit 1.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.2	Regulations on Handling Shares, etc. of Hitachi, Ltd., as amended on May 18, 2009 (English Translation)

(incorporated by reference to Exhibit 1.2 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on July 27, 2009 (file no. 001-08320))

1.3	Board of Directors Regulations of Hitachi, Ltd., as amended on June 24, 2011 (English Translation)

8.1	List of subsidiaries

See “Item 4. Information on the Company — C. Organizational Structure.”

11.1	Code of Ethics for Directors and Executive Officers of Hitachi, Ltd., as amended on September 30, 2007 (English Translation)

(incorporated by reference to Exhibit 11.1 of Hitachi, Ltd.’s annual report on Form 20-F filed with the SEC on June 20, 2008 (file no. 001-08320))

12.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer or equivalent pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

PART III

ITEM 18.	FINANCIAL STATEMENTS

Page Number
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements of Hitachi, Ltd. and Subsidiaries:

Consolidated Balance Sheets as of March 31, 2011 and 2010	F-4

Consolidated Statements of Operations for the years ended March 31, 2011, 2010 and 2009	F-6

Consolidated Statements of Equity for the years ended March 31, 2011, 2010 and 2009	F-7

Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2010 and 2009	F-10

Notes to Consolidated Financial Statements	F-12

Schedule:

Schedule II Valuation and Qualifying Accounts for the years ended March 31, 2011, 2010 and 2009	F-111

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

Pursuant to Regulation S-X, Rule 3-09, this annual report contains the consolidated financial statements of Renesas Technology Corp., a former equity method affiliate of the Company until March 31, 2010. The consolidated financial statements of Renesas Technology Corp. contained herein, which are as of March 31, 2010 and 2009 and for each of the three years in the period ended March 31, 2010, have been prepared in accordance with accounting principles generally accepted in Japan. Reconciliation to net income in accordance with accounting principles generally accepted in the United States is presented in Note 25 to the consolidated financial statements of Renesas Technology Corp. The Company’s equity in the income (loss) before income taxes of Renesas Technology Corp. exceeded 30% of such income (loss) of the Company and its subsidiaries for the year ended March 31, 2010, while such percentages for the years ended March 31, 2009 and 2008 were between 20% and 30%, and less than 20%, respectively. The Company’s investments in and advances to Renesas Technology Corp. did not exceed 20% of the total assets of the Company and its subsidiaries as of March 31, 2010, 2009 or 2008. Accordingly, pursuant to Regulation S-X, Rule 3-09 as well as Item 18 of Form 20-F, only the consolidated financial statements of Renesas Technology Corp. as of and for the years ended March 31, 2010 and 2009 have been audited in accordance with auditing standards generally accepted in the United States. As of April 1, 2010, Renesas Technology Corp. was merged into NEC Electronics Corporation. On the same day, NEC Electronics Corporation as the surviving entity changed its name to Renesas Electronics Corporation. For the year ended March 31, 2011, there are no consolidated financial statements for Renesas Technology Corp. nor such financial statements for the successor company, Renesas Electronics Corporation, required to be included herein because they did not meet the threshold tests of Rule 3-09 of Regulation S-X. Therefore, for the purposes of the current year filing, we have only included the consolidated financial statements which were included in the Form 20-F for the year ended March 31, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended March 31, 2011. Our audits also included the financial statement schedule listed in the index of Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries at March 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 (y), the Company changed its method of accounting for transfers of financial assets and consolidation of variable interest entities as a result of the adoption of the amendments to the Accounting Standards Codification resulting from Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets” and ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” effective April 1, 2010, and changed its method of accounting for noncontrolling interests in subsidiaries effective April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hitachi, Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Hitachi, Ltd.

We have audited Hitachi, Ltd. and subsidiaries’ internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hitachi, Ltd. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Hitachi, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended March 31, 2011, and our report dated June 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan
June 24, 2011

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and 2010

	Yen (millions)
	2011	2010
Assets
Current assets:
Cash and cash equivalents (note 6)	554,810	577,584
Short-term investments (note 3)	16,598	53,575

Trade receivables:
Notes (notes 6, 17 and 28)	101,524	105,605
Accounts (notes 6 and 28)	2,026,158	2,180,357
Allowance for doubtful receivables (note 28)	(36,763)	(43,470)

Net trade receivables	2,090,919	2,242,492

Investments in leases (notes 5, 6 and 28)	228,346	194,108
Current portion of financial assets transferred to consolidated securitization entities (notes 6 and 28)	183,559	—
Inventories (note 4)	1,341,768	1,222,077
Prepaid expenses and other current assets (notes 6 and 8)	484,029	485,361

Total current assets	4,900,029	4,775,197

Investments and advances, including affiliated companies (notes 3 and 6)	614,145	712,993
Property, plant and equipment (note 5):
Land	471,155	471,123
Buildings	1,909,825	1,931,104
Machinery and equipment	5,528,889	5,554,953
Construction in progress	53,558	62,717

	7,963,427	8,019,897
Less accumulated depreciation	5,852,157	5,800,093

Net property, plant and equipment	2,111,270	2,219,804

Intangible assets (note 7):
Goodwill	171,500	165,586
Other intangible assets	356,518	352,464

Total intangible assets	528,018	518,050

Financial assets transferred to consolidated securitization entities (notes 6 and 28)	304,160	—
Other assets (notes 5, 6, 8, 10 and 28)	728,007	738,420

Total assets	9,185,629	8,964,464

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

March 31, 2011 and 2010

	Yen (millions)
	2011	2010
Liabilities and Equity
Current liabilities:
Short-term debt (note 9)	472,588	451,451
Current portion of long-term debt (notes 5, 6 and 9)	338,218	303,730
Current portion of non-recourse borrowings of consolidated securitization entities (note 6)	190,868	—

Trade payables:
Notes	20,430	25,737
Accounts	1,236,758	1,229,546
Accrued expenses (notes 10 and 17)	933,918	919,849
Income taxes (note 8)	73,514	50,446
Advances received	395,605	385,199
Other current liabilities (notes 6 and 8)	426,925	565,245

Total current liabilities	4,088,824	3,931,203

Long-term debt (notes 5, 6 and 9)	1,300,311	1,611,962
Non-recourse borrowings of consolidated securitization entities (note 6)	219,566	—
Retirement and severance benefits (note 10)	891,815	905,183
Other liabilities (note 8)	243,724	248,271

Total liabilities	6,744,240	6,696,619

Commitments and contingencies (note 17)

Equity:
Common stock 4,520,144,964 and 4,518,132,365 shares issued as of March 31, 2011 and 2010, respectively (notes 9 and 11)	409,129	408,810
Capital surplus (notes 11 and 12)	603,133	620,577
Legal reserve and retained earnings (notes 6 and 13)	922,036	713,479
Accumulated other comprehensive loss (notes 6 and 15)	(493,062)	(432,057)
Treasury stock, at cost (note 14)	(1,371)	(26,151)

Total Hitachi, Ltd. stockholders’ equity	1,439,865	1,284,658

Noncontrolling interests	1,001,524	983,187

Total equity	2,441,389	2,267,845

Total liabilities and equity	9,185,629	8,964,464

See accompanying notes to consolidated financial statements.

F-5

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Revenues:
Product sales	8,376,287	8,044,971	9,076,913
Financial and other services	939,520	923,575	923,456

Total revenues	9,315,807	8,968,546	10,000,369
Cost of sales:
Product sales	(6,292,555)	(6,185,937)	(7,153,228)
Financial and other services	(674,878)	(663,318)	(662,952)

Total cost of sales	(6,967,433)	(6,849,255)	(7,816,180)
Selling, general and administrative expenses	(1,903,866)	(1,917,132)	(2,057,043)

Impairment losses for long-lived assets (note 18)	(35,170)	(25,196)	(128,400)
Restructuring charges (note 19)	(5,757)	(25,154)	(22,927)
Interest income	13,267	12,017	19,177
Dividend income	4,240	5,799	8,544
Gains on sales of stock by subsidiaries or affiliated companies	—	183	360
Other income (note 20)	69,730	186	5,203
Interest charges	(24,878)	(26,252)	(33,809)
Other deductions (note 20)	(13,597)	(21,976)	(102,960)
Equity in net loss of affiliated companies	(20,142)	(58,186)	(162,205)

Income (loss) before income taxes	432,201	63,580	(289,871)

Income taxes (note 8)	(129,075)	(147,971)	(505,249)

Net income (loss)	303,126	(84,391)	(795,120)

Less net income (loss) attributable to noncontrolling interests	64,257	22,570	(7,783)

Net income (loss) attributable to Hitachi, Ltd.	238,869	(106,961)	(787,337)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share (note 21):
Basic	52.89	(29.20)	(236.86)
Diluted	49.38	(29.20)	(236.87)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Equity

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Common stock (notes 9 and 11):
Balance at beginning of year	408,810	282,033	282,033
Change in common stock:
Issuance of common stock	—	126,776	—
Conversion of convertible bonds	319	1	—

Total change in common stock	319	126,777	—

Balance at end of year	409,129	408,810	282,033

Capital surplus (notes 9, 11 and 12):
Balance at beginning of year	620,577	560,066	555,410
Change in capital surplus:
Issuance of common stock	—	125,644	—
Conversion of convertible bonds	319	1	—
Equity transactions and other	(8,229)	(64,998)	4,843
Sales of treasury stock	(9,534)	(136)	(187)

Total change in capital surplus	(17,444)	60,511	4,656

Balance at end of year	603,133	620,577	560,066

Legal reserve and retained earnings (notes 6 and 13):
Balance at beginning of year	713,479	820,440	1,626,497
Change in legal reserve and retained earnings:
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(7,732)	—	—
Equity transactions and other	—	—	1,224
Net income (loss)	238,869	(106,961)	(787,337)
Dividends to Hitachi, Ltd. stockholders	(22,580)	—	(19,944)

Total change in legal reserve and retained earnings	208,557	(106,961)	(806,057)

Balance at end of year	922,036	713,479	820,440

Accumulated other comprehensive loss (notes 6 and 15):
Balance at beginning of year	(432,057)	(586,351)	(267,198)
Change in accumulated other comprehensive loss:
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	—	—
Equity transactions and other	(191)	(14,132)	785
Other comprehensive income (loss), net of reclassification adjustments	(57,837)	168,426	(319,938)

Total change in accumulated other comprehensive loss	(61,005)	154,294	(319,153)

Balance at end of year	(493,062)	(432,057)	(586,351)

Treasury stock, at cost (note 14):
Balance at beginning of year	(26,151)	(26,237)	(26,130)
Change in treasury stock, at cost:
Acquisition of treasury stock	(183)	(115)	(858)
Sales of treasury stock	24,963	201	751

Total change in treasury stock, at cost	24,780	86	(107)

Balance at end of year	(1,371)	(26,151)	(26,237)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Equity (continued)

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Total Hitachi, Ltd. stockholders’ equity:
Balance at beginning of year	1,284,658	1,049,951	2,170,612
Change in total Hitachi, Ltd. stockholders’ equity:
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(7,732)	—	—
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	—	—
Issuance of common stock	—	252,420	—
Conversion of convertible bonds	638	2	—
Equity transactions and other	(8,420)	(79,130)	6,852
Net income (loss)	238,869	(106,961)	(787,337)
Other comprehensive income (loss), net of reclassification adjustments	(57,837)	168,426	(319,938)
Dividends to Hitachi, Ltd. stockholders	(22,580)	—	(19,944)
Acquisition of treasury stock	(183)	(115)	(858)
Sales of treasury stock	15,429	65	564

Total change in total Hitachi, Ltd. stockholders’ equity	155,207	234,707	(1,120,661)

Balance at end of year	1,439,865	1,284,658	1,049,951

Noncontrolling interests (notes 6 and 12):
Balance at beginning of year	983,187	1,129,401	1,142,508
Change in noncontrolling interests:
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(5,225)	—	—
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(1,985)	—	—
Equity transactions and other	(1,696)	(174,675)	90,750
Net income (loss)	64,257	22,570	(7,783)
Other comprehensive income (loss), net of reclassification adjustments	(16,830)	30,509	(67,668)
Dividends to noncontrolling interests	(20,184)	(24,618)	(28,406)

Total change in noncontrolling interests	18,337	(146,214)	(13,107)

Balance at end of year	1,001,524	983,187	1,129,401

Total equity:
Balance at beginning of year	2,267,845	2,179,352	3,313,120
Change in total equity:
Effect on retained earnings due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(12,957)	—	—
Effect on accumulated other comprehensive loss due to consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(4,962)	—	—
Issuance of common stock	—	252,420	—
Conversion of convertible bonds	638	2	—
Equity transactions and other	(10,116)	(253,805)	97,602
Net income (loss)	303,126	(84,391)	(795,120)
Other comprehensive income (loss), net of reclassification adjustments	(74,667)	198,935	(387,606)
Dividends to Hitachi, Ltd. stockholders	(22,580)	—	(19,944)
Dividends to noncontrolling interests	(20,184)	(24,618)	(28,406)
Acquisition of treasury stock	(183)	(115)	(858)
Sales of treasury stock	15,429	65	564

Total change in total equity	173,544	88,493	(1,133,768)

Balance at end of year	2,441,389	2,267,845	2,179,352

See accompanying notes to consolidated financial statements.

F-8

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Equity (continued)

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009

Comprehensive income (loss) attributable to Hitachi, Ltd. (note 15):
Net income (loss) attributable to Hitachi, Ltd.	238,869	(106,961)	(787,337)
Other comprehensive income (loss) attributable to Hitachi, Ltd. arising during the year:
Foreign currency translation adjustments	(69,194)	4,289	(110,899)
Pension liability adjustments	15,852	141,761	(184,153)
Net unrealized holding gain (loss) on available-for-sale securities	(5,728)	23,209	(22,855)
Cash flow hedges	1,233	(833)	(2,031)

Total other comprehensive income (loss) attributable to Hitachi, Ltd. arising during the year	(57,837)	168,426	(319,938)

Comprehensive income (loss) attributable to Hitachi, Ltd.	181,032	61,465	(1,107,275)

Comprehensive income (loss) attributable to noncontrolling interests (note 15):
Net income (loss) attributable to noncontrolling interests	64,257	22,570	(7,783)
Other comprehensive income (loss) attributable to noncontrolling interests arising during the year:
Foreign currency translation adjustments	(18,185)	2,618	(33,671)
Pension liability adjustments	224	22,262	(28,942)
Net unrealized holding gain (loss) on available-for-sale securities	376	5,467	(3,502)
Cash flow hedges	755	162	(1,553)

Total other comprehensive income (loss) attributable to noncontrolling interests arising during the year	(16,830)	30,509	(67,668)

Comprehensive income (loss) attributable to noncontrolling interests	47,427	53,079	(75,451)

Total comprehensive income (loss) (note 15):
Net income (loss)	303,126	(84,391)	(795,120)
Other comprehensive income (loss) arising during the year:
Foreign currency translation adjustments	(87,379)	6,907	(144,570)
Pension liability adjustments	16,076	164,023	(213,095)
Net unrealized holding gain (loss) on available-for-sale securities	(5,352)	28,676	(26,357)
Cash flow hedges	1,988	(671)	(3,584)

Total other comprehensive income (loss) arising during the year	(74,667)	198,935	(387,606)

Total comprehensive income (loss)	228,459	114,544	(1,182,726)

See accompanying notes to consolidated financial statements.

F-9

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Cash flows from operating activities (note 23):
Net income (loss)	303,126	(84,391)	(795,120)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	382,732	441,697	478,759
Amortization	115,037	116,065	178,164
Impairment losses for long-lived assets	35,170	25,196	128,400
Deferred income taxes	3,952	60,440	403,968
Equity in net loss of affiliated companies	20,142	58,186	162,205
Gain on sale of investments in securities and other	(72,987)	(6,061)	(1,353)
Impairment of investments in securities	11,407	9,585	45,016
Loss on disposal of rental assets and other property	4,387	22,670	24,483
(Increase) decrease in receivables	121,606	(138,785)	342,008
(Increase) decrease in inventories	(171,275)	205,848	(57,206)
Decrease in prepaid expenses and other current assets	1,964	8,687	12,772
Increase (decrease) in payables	47,512	62,295	(359,230)
Increase (decrease) in accrued expenses and retirement and severance benefits	22,871	69,724	(27,050)
Increase (decrease) in accrued income taxes	3,066	17,249	(76,343)
Increase (decrease) in other liabilities	(26,118)	(83,519)	39,711
Net change in inventory-related receivables from financial services	19,523	(17,935)	2,117
Other	19,439	31,348	57,646

Net cash provided by operating activities	841,554	798,299	558,947

Cash flows from investing activities (note 23):
Capital expenditures	(254,460)	(286,259)	(422,109)
Purchase of intangible assets	(95,500)	(85,092)	(107,949)
Purchase of tangible assets and software to be leased	(268,446)	(271,341)	(357,079)
Proceeds from disposal of property, plant and equipment	27,427	20,821	13,110
Proceeds from disposal of tangible assets and software to be leased	19,866	22,672	33,401
Collection of investments in leases	286,356	172,327	234,984
Purchase of investments in securities and shares of newly consolidated subsidiaries	(122,555)	(156,989)	(60,337)
Proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation	147,941	27,410	112,771
Refund of deposit received for sale of investment in affiliated company	(43,550)	—	—
Other	42,575	25,856	3,200

Net cash used in investing activities	(260,346)	(530,595)	(550,008)

See accompanying notes to consolidated financial statements.

HITACHI, LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended March 31, 2011, 2010 and 2009

	Yen (millions)
	2011	2010	2009
Cash flows from financing activities (note 23):
Increase (decrease) in short-term debt, net	75,535	(551,044)	314,899
Proceeds from long-term debt	179,324	656,768	467,341
Payments on long-term debt	(790,328)	(565,212)	(441,550)
Proceeds from issuance of common stock	—	252,420	—
Proceeds from sale of common stock by subsidiaries	415	504	900
Dividends paid to Hitachi, Ltd. stockholders	(22,466)	(134)	(19,826)
Dividends paid to noncontrolling interests	(19,575)	(24,852)	(28,406)
Acquisition of common stock for treasury	(183)	(115)	(841)
Proceeds from sales of treasury stock	52	65	564
Purchase of shares of consolidated subsidiaries from noncontrolling interest holders	(3,043)	(261,113)	—
Proceeds from sale of shares of consolidated subsidiaries to noncontrolling interest holders	229	1,886	—
Other	(4,136)	(11,517)	(8,693)

Net cash provided by (used in) financing activities	(584,176)	(502,344)	284,388

Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (note 6)	12,030	—	—
Effect of exchange rate changes on cash and cash equivalents	(31,836)	4,298	(46,361)

Net increase (decrease) in cash and cash equivalents	(22,774)	(230,342)	246,966
Cash and cash equivalents at beginning of year	577,584	807,926	560,960

Cash and cash equivalents at end of year	554,810	577,584	807,926

See accompanying notes to consolidated financial statements.

F-11

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

The consolidated financial statements presented herein have been prepared to reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in Accounting Standards Codification (ASC) 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from March 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(c)	Cash Equivalents

The Company considers all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less when purchased to be cash equivalents.

F-12	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables as well as investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of our incurred losses (that is those amounts with regards to which collection is not probable based on current information). Assessing the ultimate realization of these receivables, based on historical experience and analyses, including the current creditworthiness of each customer, requires a considerable amount of judgment. Each company in our consolidated group considers factors which are relevant to its business and circumstances, including business practices that are unique to the respective country or region in which it operates within the context of our group policy. Such factors which have been present on a historical basis and have contributed to losses at our subsidiaries in the past include: historical credit loss experience; existence of overdue payments; extended payment terms; negative evaluation by third-party credit rating agencies; excessive debt; and evaluation of deteriorating financial position and operating results. Account balances are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs generally occur only when a debtor enters bankruptcy or liquidation because at that time collection efforts will have been exhausted. This policy results in potentially long collection cycles.

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

On a periodic basis, but no less frequently than at the end of each quarter period, the Company evaluates available-for-sale securities, held-to-maturity securities and cost-method investments for possible impairment. If the fair value of any available-for-sale security, held-to-maturity security or cost-method investment is less than the cost basis or the amortized cost basis, the Company assesses whether the impairment is temporary or other-than-temporary. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments for which it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment, the Company estimates the fair value of such investments.

F-13	(Continued)

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

On a periodic basis, but no less frequently than at the end of each quarter period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive loss into earnings is determined by the average cost method.

F-14	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under ASC 860, “Transfers and Servicing,” the transferred financial assets are derecognized. The Company and its subsidiaries recognize a gain or loss for the difference between the fair value of assets obtained and liabilities incurred in the sale and the carrying amount of the transferred financial assets when the transaction is consummated. Initially recorded at fair value in the period of securitizations, the amount of retained interests that can contractually be prepaid or otherwise settled in such a way that the holder would not recover all of its recorded interests is subsequently remeasured at fair value as of the balance sheet date in the same manner as available-for-sale securities.

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

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated using the declining-balance method, except for some assets which are depreciated using the straight-line method, mainly over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 15 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

F-15	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Goodwill and Other Intangible Assets

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

Software	1 to 10 years
Software for internal use	3 to 10 years
Patents	4 to 8 years
Other	2 to 25 years

(k)	Capitalized Software Costs

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

F-16	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Retirement and Severance Benefits

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

•

“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income (loss) if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative are recognized in income (loss).

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

The Company classifies cash flows from derivatives as cash flows from operating activities in the consolidated statements of cash flows.

F-17	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Revenue Recognition

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

F-18	(Continued)

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

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies in the period in which they become known pursuant to specific contract terms and conditions and are estimable. When reasonably dependable estimates of contract revenues and costs and the extent of progress toward completion do not exist, the completed-contract method of accounting is applied. A contract is complete when either acceptance by the customer is given or compliance with performance specifications is achieved, whichever is appropriate under the relevant contractual terms.

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

(q)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in selling, general and administrative expenses.

F-19	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Advertising

Advertising costs are expensed as incurred.

(s)	Research and Development Costs

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

(u)	Sales of Stock by Subsidiaries

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

(w)	Net Income Attributable to Hitachi, Ltd. Stockholders Per Share

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

F-20	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(x)	Guarantees

The Company recognizes, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee in accordance with ASC 460, “Guarantees.”

(y)	Accounting Changes

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

The Company adopted the provisions of ASC 860, “Transfers and Servicing” amended by Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. These provisions modify the financial-components approach used to account for transfers of financial assets, limit the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement.

The Company adopted the provisions of ASC 810, “Consolidation” amended by ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.

The effect of the adoption of the provisions amended by ASU 2009-16 and ASU 2009-17 is presented in note 6.

F-21	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(z)	Revision to the Consolidated Balance Sheet

The amounts of goodwill, other intangible assets and other liabilities in the consolidated balance sheet as of March 31, 2010 were revised to adjust the provisional amounts in accordance with the provisions of ASC 805, “Business Combinations.” The evaluation of the fair values of the assets and liabilities related to the business combination achieved in March 2010 was completed during the year ended March 31, 2011. Consequently, total assets and total liabilities and equity in the consolidated balance sheet as of March 31, 2010 are also revised. The effects on the consolidated balance sheet as of March 31, 2010 are presented in note 29.

F-22	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011	2010
Investments in securities:
Available-for-sale securities
Government debt securities	2,907	43,840
Corporate debt securities	11,041	6,074
Other securities	2,610	3,621
Held-to-maturity securities	40	40

	16,598	53,575

Investments and advances, including affiliated companies as of March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011	2010
Investments in securities:
Available-for-sale securities
Equity securities	145,816	159,850
Government debt securities	325	316
Corporate debt securities	27,039	29,285
Other securities	6,697	10,639
Held-to-maturity securities	355	236
Cost-method investments	48,144	48,222
Investments in affiliated companies	316,443	300,956
Advances and other	69,326	163,489

	614,145	712,993

F-23	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheet classifications as of March 31, 2011 and 2010.

	Yen(millions)
	2011
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	2,907	—	—	2,907
Corporate debt securities	10,798	252	9	11,041
Other securities	2,608	2	—	2,610

	16,313	254	9	16,558

Investments and advances:
Equity securities	84,856	63,390	2,430	145,816
Government debt securities	311	14	—	325
Corporate debt securities	25,818	1,640	419	27,039
Other securities	6,684	99	86	6,697

	117,669	65,143	2,935	179,877

	133,982	65,397	2,944	196,435

	Yen(millions)
	2010
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Government debt securities	43,839	1	—	43,840
Corporate debt securities	6,071	8	5	6,074
Other securities	3,619	2	—	3,621

	53,529	11	5	53,535

Investments and advances:
Equity securities	90,339	70,998	1,487	159,850
Government debt securities	305	11	—	316
Corporate debt securities	26,419	3,032	166	29,285
Other securities	10,314	392	67	10,639

	127,377	74,433	1,720	200,090

	180,906	74,444	1,725	253,625

F-24	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2011 and 2010.

	Yen(millions)
	2011
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	5,691	9	—	—

Investments and advances:
Equity securities	9,378	1,183	4,381	1,247
Corporate debt securities	8,355	306	4,933	113
Other securities	100	40	215	46

	17,833	1,529	9,529	1,406

	23,524	1,538	9,529	1,406

	Yen(millions)
	2010
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,498	2	697	3

Investments and advances:
Equity securities	3,491	532	4,718	955
Corporate debt securities	2,646	44	5,669	122
Other securities	—	—	327	67

	6,137	576	10,714	1,144

	7,635	578	11,411	1,147

Equity securities consist primarily of stocks issued by Japanese listed companies. Government debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investments funds.

F-25	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The purchases of available-for-sale securities for the years ended March 31, 2011, 2010 and 2009 were ¥26,490 million, ¥59,038 million and ¥24,729 million, respectively. The proceeds from the sale of available-for-sale securities for the years ended March 31, 2011, 2010 and 2009 were ¥11,646 million, ¥5,890 million and ¥60,063 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2011, 2010 and 2009 were ¥3,556 million, ¥1,124 million and ¥2,017 million, respectively, while the gross realized losses on the sale of those securities for the years ended March 31, 2011, 2010 and 2009 were ¥385 million, ¥56 million and ¥1,029 million, respectively.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of March 31, 2011 are as follows:

	Held-to-maturity	Held-to-maturity	Held-to-maturity
	Yen (millions)
	Held-to-maturity	Available-for-sale	Total
Due within five years	355	13,711	14,066
Due after five years through ten years	—	5,979	5,979
Due after ten years	—	14,371	14,371

	355	34,061	34,416

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of March 31, 2011 and 2010 were ¥43,797 million and ¥47,900 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of March 31, 2011 and 2010, were ¥104,427 million and ¥17,388 million, respectively. The aggregate carrying amounts of such investments as of March 31, 2011 and 2010 were ¥99,299 million and ¥13,962 million, respectively.

As of March 31, 2011 and 2010, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥17,837 million and ¥32,621 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of March 31, 2011 and 2010, the carrying value of the investments in affiliated companies exceeded the Company’s equity in the underlying net assets of such affiliated companies by ¥111,917 million and ¥105,278 million, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity-method goodwill.

F-26	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the year ended March 31, 2011, there were no affiliated companies accounted for by the equity method which were material to be disclosed separately. Summarized combined financial information relating to affiliated companies accounted for by the equity method as of and for the year ended March 31, 2011 is as follows:

Yen (millions)
2011
Current assets	1,305,406
Non-current assets	835,964

Total assets	2,141,370

Current liabilities	1,145,724
Non-current liabilities	334,298

Total liabilities	1,480,022

Yen (millions)
2011
Revenues	2,208,543
Gross profit	588,095
Net loss attributable to affiliated companies	(69,878)

Summarized financial information relating to Renesas Technology Corp. (Renesas), Casio Hitachi Mobile Communications Co., Ltd. (CHMC) and other affiliated companies accounted for by the equity method as of March 31, 2010 and for the year ended March 31, 2010 and 2009 is as follows:

	Yen (millions)
	2010
	Renesas	CHMC	Others	Total
Current assets	327,687	50,535	645,257	1,023,479
Non-current assets	294,192	9,521	465,209	768,922

Total assets	621,879	60,056	1,110,466	1,792,401

Current liabilities	342,680	41,546	617,825	1,002,051
Non-current liabilities	135,603	1,014	100,779	237,396

Total liabilities	478,283	42,560	718,604	1,239,447

Equity	143,596	17,496	391,862	552,954

Stockholders’ equity	141,567	17,496
Percentage of ownership in equity investees	55.0%	49.0%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	77,862	8,573
Consolidation and reconciling adjustments:
Impairment loss	(10,881)	(4,232)
Other	2	(141)

Investments in affiliated companies	66,983	4,200	229,773	300,956

F-27	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2010
	Renesas	CHMC	Others	Total
Revenues	599,791	99,623	1,170,893	1,870,307
Cost of sales	(555,990)	(110,381)	(1,007,203)	(1,673,574)

Gross profit (loss)	43,801	(10,758)	163,690	196,733
Selling, general and administrative expenses	(108,003)	(14,448)	(176,368)	(298,819)
Impairment losses for long-lived assets	(4,551)	—
Restructuring charges	(202)	—
Other deductions (net)	(12,603)	(12)

Loss before income taxes	(81,558)	(25,218)
Income taxes	(4,991)	(4,150)

Net loss	(86,549)	(29,368)
Less net loss attributable to noncontrolling interests	(183)	—

Net loss attributable to affiliated companies	(86,366)	(29,368)	(51,729)	(167,463)
Percentage of ownership in equity investees	55.0%	49.0%
Equity in net loss of affiliated companies, before consolidating and reconciling adjustments	(47,501)	(14,390)
Consolidation and reconciling adjustments	(96)	(1)

Equity in net earning (loss) of affiliated companies	(47,597)	(14,391)	3,802	(58,186)

	Yen (millions)
	2009
	Renesas	CHMC	Others	Total
Revenues	702,739	156,750	1,583,498	2,442,987
Cost of sales	(662,626)	(156,645)	(1,420,373)	(2,239,644)

Gross profit	40,113	105	163,125	203,343
Selling, general and administrative expenses	(134,302)	(10,363)	(187,693)	(332,358)
Impairment losses for long-lived assets	(9,627)	—
Restructuring charges	(16,872)	—
Other deductions (net)	(16,494)	(686)

Loss before income taxes	(137,182)	(10,944)
Income taxes	(82,666)	(1,517)

Net loss	(219,848)	(12,461)
Less net income attributable to noncontrolling Interests	(1,318)	—

Net loss attributable to affiliated companies	(218,530)	(12,461)	(164,437)	(395,428)
Percentage of ownership in equity investees	55.0%	49.0%
Equity in net loss of affiliated companies, before consolidating and reconciling adjustments	(120,192)	(6,106)
Consolidation and reconciling adjustments	(196)	141

Equity in net loss of affiliated companies	(120,388)	(5,965)	(35,852)	(162,205)

F-28	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On April 1, 2003, Renesas, which focused on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the semiconductor and integrated circuits operations of the Company and Mitsubishi Electric Corporation were spun-off and contributed to a new company. Although the Company had owned 55.0% of the voting stock of Renesas since its foundation, the Company accounted for the investment under the equity method of accounting as Mitsubishi Electric Corp. had substantive participating rights under the joint venture agreement. Renesas increased its capital by ¥54,000 million and ¥71,700 million during the years ended March 31, 2009 and 2010, respectively. Renesas Electronics Corporation was established on April 1, 2010 when Renesas was combined with NEC Electronics Corporation. As a result, the Company received a 30.6% interest in Renesas Electronics Corporation and accounts for the investment under the equity method of accounting.

On April 1, 2004, CHMC, which focused on mobile phone design, production and sales, was incorporated. The Company had owned 49.0% of the voting stock of CHMC since its foundation and accounted for the investment under the equity method of accounting. CHMC increased its capital by ¥44,000 million during the year ended March 31, 2010. On June 1, 2010, CHMC was merged into NEC CASIO Mobile Communications, Ltd. Consequently, the Company received a 16.7% interest in NEC CASIO Mobile Communications, Ltd. and accounts for the investment under the cost method of accounting. NEC CASIO Mobile Communications, Ltd. increased its capital by allocating new shares to shareholders other than the Company in June 2010, and as a result, the Company’s interest in NEC CASIO Mobile Communications, Ltd. decreased to 9.3%.

The balances and transactions with affiliated companies accounted for by the equity method are as follows:

	Yen (millions)
	2011	2010
Trade receivables	77,484	100,793
Investments in leases	12,158	16,595
Trade payables	21,543	43,248

	Yen (millions)
	2011	2010	2009
Revenues	315,533	373,889	469,629
Purchases	131,686	226,012	356,400

F-29	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Inventories

Inventories as of March 31, 2011 and 2010 are summarized as follows:

	Yen (millions)
	2011	2010
Finished goods	533,724	505,918
Work in process	566,127	513,556
Raw materials	241,917	202,603

	1,341,768	1,222,077

(5)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years, some of which are transacted with affiliated companies.

The amount of leased assets at cost under operating leases and accumulated depreciation as of March 31, 2011 amounted to ¥1,999,056 million and ¥1,729,655 million, respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2011 and the future minimum lease receivables of financing leases as of March 31, 2010:

	Yen (millions)
	2011
Years ending March 31	Financing leases	Operating leases
2012	367,446	36,949
2013	250,130	22,256
2014	144,958	12,392
2015	66,795	6,391
2016	31,674	2,603
Thereafter	95,125	1,813

Total minimum payments to be received	956,128	82,404

Unguaranteed residual values	52,036
Amount representing executory costs	(67,396)
Unearned income	(67,631)
Allowance for doubtful receivables	(6,136)

Net investment in financing leases	867,001
Less current portion of net investment in financing leases, included in investments in leases and current portion of financial assets transferred to consolidated securitization entities	337,935

Long-term net investment in financing leases, included in other assets and financial assets transferred to consolidated securitization entities	529,066

F-30	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Yen (millions)
2010
Financing Leases
Total minimum payments to be received	642,701
Unguaranteed residual values	66,289
Amount representing executory costs	(46,522)
Unearned income	(44,877)
Allowance for doubtful receivables	(4,825)

Net investment in financing leases	612,766
Less current portion of net investment in financing leases, included in investments in leases	194,108

Long-term net investment in financing leases, included in other assets	418,658

The Company and certain subsidiaries lease certain buildings, manufacturing machinery and equipment used in their operations. The amount of leased assets at cost under capital leases as of March 31, 2011 and 2010 amounted to ¥40,952 million and ¥39,398 million, respectively, and accumulated depreciation as of March 31, 2011 and 2010 amounted to ¥18,225 million and ¥19,440 million, respectively. Amortization of assets under capital leases is included in depreciation expense.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2011:

	Yen (millions)
Years ending March 31	Capital leases	Operating leases
2012	11,799	18,799
2013	9,474	14,771
2014	5,769	11,710
2015	3,923	9,769
2016	2,260	7,008
Thereafter	5,747	26,817

Total minimum lease payments	38,972	88,874

Amount representing executory costs	(210)
Amount representing interest	(2,444)

Present value of net minimum lease payments	36,318
Less current portion of capital lease obligations	11,082

Long-term capital lease obligations	25,236

F-31	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. These securitization transactions are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. The Company and certain subsidiaries do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs related to the securitization activities are assisting in the formation and financing of an entity, providing limited credit enhancements, servicing the assets and receiving fees for services provided.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, investors have recourse with a scope that is considerably limited.

The transferred assets have similar risks and characteristics to the Company’s and certain subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets for the Company and certain subsidiaries; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and certain subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

Most of the transactions transferring lease and mortgage loans receivable utilize securitization trusts. In those transactions, certain subsidiaries initially transfer the receivables to trusts that had satisfied the conditions of Qualifying SPEs (QSPEs), which under guidance in effect through March 31, 2010 were excluded from the scope of consolidation provisions, and receive the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transfer the interests to and receive cash as consideration from SPEs that are not former QSPEs, as a part of securitization arrangements.

F-32	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The remaining financial assets, consisting mainly of trade receivables, were transferred to former QSPEs established by certain of the Company’s subsidiaries in the Cayman Islands. In those transactions, the Company and certain subsidiaries received cash as consideration from the former QSPEs that were funded through the issuance of asset-backed securities or other borrowings from investors that were secured by the transferred assets. The Company and certain subsidiaries retained subordinated interests in the transferred assets relating to these transactions, or otherwise investors had recourse with considerably limited scope. Furthermore, the Company and certain subsidiaries retained servicing responsibility, and certain of the Company’s subsidiaries provided credit facilities to the former QSPEs in accordance with the service agency business contracts from which temporary payments on behalf of the former QSPEs were made. As of March 31, 2010, the Company and its subsidiaries had three QSPEs with outstanding balances of transferred receivables and the total amount of their assets was ¥117,159 million. Since the Company and its subsidiaries terminated the transactions with the former QSPEs by March 31, 2011, there are no outstanding balances of transferred receivables to the former QSPEs as of March 31, 2011. The Company and its subsidiaries did not hold any of the voting shares issued by those former QSPEs, and none of the directors of those former QSPEs were executives or employees of the Company or its subsidiaries. Additionally, the former QSPEs also purchased receivables from third-party customers.

In accordance with the new consolidation provisions effective April 1, 2010, the Company and certain subsidiaries are deemed to have a controlling financial interest and are the primary beneficiary of an SPE if it has both the power to direct the activities of the SPE that most significantly impact the SPE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPE. As a result of adoption of these provisions, the Company consolidated former QSPEs that were unconsolidated prior to April 1, 2010 using the carrying amounts of the SPEs’ assets and liabilities as of April 1, 2010.

F-33	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The incremental impact of adoption of these provisions on the Company’s consolidated balance sheet as of April 1, 2010 is set forth in the following table. A net reduction of total equity of ¥17,919 million was principally relating to the reversal of previously recognized gains on sales of financial assets as a cumulative effect adjustment.

Yen (millions)
Net increase (decrease)
Cash and cash equivalents	12,030
Current portion of financial assets transferred to consolidated securitization entities	339,875
Prepaid expenses and other current assets	(33,283)
Investments and advances, including affiliated companies	(117,370)
Financial assets transferred to consolidated securitization entities	457,104
Other assets	12,202

Total assets	670,558

Current portion of long-term debt	(4,898)
Current portion of non-recourse borrowings of consolidated securitization entities	347,367
Other current liabilities	(55,163)
Long-term debt	(2,081)
Non-recourse borrowings of consolidated securitization entities	403,252

Total liabilities	688,477

Legal reserve and retained earnings	(7,732)
Accumulated other comprehensive loss	(2,977)
Noncontrolling interests	(7,210)

Total equity	(17,919)

Consolidated SPEs

The Company consolidated SPEs mainly because the Company has both the power to direct the activities of the SPEs that most significantly impact the SPEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the SPEs. The consolidated SPEs are mainly trusts for the securitizations of lease receivables and mortgage loans receivable.

F-34	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The table below summarizes the assets and liabilities of the consolidated SPEs as of March 31, 2011 by type of transferred financial assets that those SPEs hold:

	Yen (millions)
	2011
	Lease receivables	Mortgage loans receivable	Others	Total
Cash and cash equivalents	4,091	3,263	1,059	8,413
Current portion of financial assets transferred to consolidated securitization entities	109,589	11,236	62,734	183,559
Financial assets transferred to consolidated securitization entities	123,970	175,506	4,684	304,160

Current portion of non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	75,539	—	16,512	92,051
Beneficial interests in trusts	55,396	34,178	9,243	98,817

	130,935	34,178	25,755	190,868

Non-recourse borrowings of consolidated securitization entities:
Loans, mainly from banks	51,359	—	—	51,359
Beneficial interests in trusts	34,053	131,196	2,958	168,207

	85,412	131,196	2,958	219,566

The aggregate annual maturities of non-recourse borrowings of consolidated securitization entities after March 31, 2012 are as follows:

Years ending March 31	Yen (millions)
2013	96,379
2014	22,753
2015	14,724
2016	12,213
Thereafter	73,497

219,566

The assets and liabilities of the consolidated SPEs on the table above exclude intercompany balances that are eliminated in consolidation. Substantially, all of the assets of the consolidated SPEs can only be used to settle obligations of those SPEs.

F-35	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Transfers to unconsolidated entities

The following information is related to financial assets transferred to unconsolidated entities and accounted for as sales. Those financial assets are transferred mainly to SPEs sponsored by financial institutions.

Securitizations of lease receivables:

Hitachi Capital Corporation and certain other financing subsidiaries sold lease receivables to unconsolidated SPEs and other entities. Net gains recognized on the sale of these lease receivables for the years ended March 31, 2011, 2010 and 2009 were ¥8,500 million, ¥10,017 million and ¥13,975 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs and other entities during the years ended March 31, 2011, 2010 and 2009:

	Yen (millions)
	2011	2010	2009
Proceeds from transfer of lease receivables	120,197	167,483	254,211
Servicing fees received	—	72	78
Purchases of delinquent or ineligible assets	—	(60,983)	(46,760)

The amount of initial fair value of subordinated interests for the year ended March 31, 2011 was ¥18,403 million. The subordinated interests relating to securitizations of lease receivables are initially classified as Level 3 assets within the fair value hierarchy. The initial fair value of the subordinated interests is determined based on economic assumptions including weighted-average life, expected credit risks, and discount rates.

Key economic assumptions used in measuring the initial fair value of the subordinated interests resulting from securitizations of lease receivables completed during the year ended March 31, 2011 are as follows:

2011
Weighted average life (in years)	4.2
Expected credit loss	0.03-0.05%
Discount rate	0.38-0.80%

F-36	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the years ended March 31, 2011 and 2010 is as follows:

	Yen (millions)
		2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,025,462	140	1,128
Assets transferred	(158,461)

Assets held in portfolio	867,001

	Yen (millions)
		2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,103,804	243	1,943
Assets transferred	(491,038)

Assets held in portfolio	612,766

As of March 31, 2011, the amount of the maximum exposure to loss was ¥32,194 million. It mainly consists of the subordinated interests and the obligations to purchase assets with a scope that is considerably limited relating to these securitizations of lease receivables. As of March 31, 2011 and 2010, the amounts of the subordinated interests measured at fair value relating to these securitizations of lease receivables were ¥ 18,941 million and ¥77,756 million, respectively.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of lease receivables as of March 31, 2011 and 2010 are as follows:

	2011	2010
Weighted average life (in years)	3.5	2.9
Expected credit loss	0.03%	0.01-0.05%
Discount rate	0.70-0.80%	0.31-0.69%

F-37	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The sensitivity of the current fair value of the Company’s interests to an immediate 10 and 20 percent adverse change in the assumptions as of March 31, 2011 and 2010 is as follows:

	Yen (millions)
	2011	2010
Expected credit loss:
Impact on fair value of 10% adverse change	(60)	(282)
Impact on fair value of 20% adverse change	(121)	(563)
Discount rate:
Impact on fair value of 10% adverse change	(47)	(103)
Impact on fair value of 20% adverse change	(94)	(204)

These securitizations were designed to transfer the lease receivables through trusts that satisfied the conditions of former QSPEs. These trusts were not consolidated for the year ended March 31, 2010. Since almost all of those trusts were consolidated upon the adoption of the new consolidation provisions, the lease receivables transferred to the consolidated trusts were recognized on the Company’s consolidated balance sheet and classified as financial assets transferred to consolidated securitization entities on April 1, 2010.

Securitizations of trade receivables excluding mortgage loans receivable:

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to unconsolidated SPEs and other entities. During the years ended March 31, 2011, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥521,335 million, ¥737,820 million and ¥884,953 million, respectively, and net gains and losses recognized on those transfers were a net gain of ¥140 million and net losses of ¥1,853 million and ¥4,245 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the years ended March 31, 2011 and 2010 is as follows:

	Yen (millions)
		2011
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	733,090	2,698	1,025
Assets transferred	(232,374)

Assets held in portfolio	500,716

F-38	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
		2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	979,148	5,414	2,809
Assets transferred	(279,245)

Assets held in portfolio	699,903

As of March 31, 2011, the amount of the maximum exposure to loss was ¥36,067 million. It mainly consists of the subordinated interests and obligations to purchase assets with a scope that is considerably limited relating to these securitizations of trade receivables excluding mortgage loans receivable. As of March 31, 2011 and 2010, the amounts of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable were ¥16,337 million and ¥45,249 million, respectively.

A portion of these trade receivables excluding mortgage loans receivable was transferred to former QSPEs, which were established by certain of the Company’s subsidiaries, through March 31, 2011. During the years ended March 31, 2011, proceeds from the transfer of trade receivables excluding mortgage loans receivable to the former QSPEs and net losses recognized on those transfers were immaterial and there is no outstanding balance of transferred receivables in these former QSPEs as of March 31, 2011. During the years ended March 31, 2010 and 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable to the former QSPEs were ¥362,147 million and ¥490,647 million, respectively, and net losses recognized on those transfers were ¥616 million and ¥993 million, respectively. As of March 31, 2010, the outstanding balance of transferred receivables in these former QSPEs was ¥75,654 million.

Securitizations of mortgage loans receivable:

Hitachi Capital Corporation sold mortgage loans receivable to unconsolidated SPEs. For the years ended March 31, 2010 and 2009, no proceeds from the transfer of mortgage loans receivable were recorded. The subsidiary retained servicing responsibilities but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

F-39	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Quantitative information about delinquencies, net credit loss, and components of mortgage loans receivable subject to transfer and other assets managed together as of and for the year ended March 31, 2010 is as follows:

	Yen (millions)
		2010
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	224,449	—	12
Assets transferred	(210,834)

Assets held in portfolio	13,615

As of March 31, 2010, the amount of the subordinated interests measured at fair value relating to securitizations of mortgage loans receivable was ¥37,661 million.

These securitizations were designed to transfer the mortgage loans receivable through trusts that satisfied the conditions of former QSPEs. These trusts were not consolidated for the year ended March 31, 2010. Since all of the trusts were consolidated upon the adoption of the new consolidation provisions, the mortgage loans receivable transferred to the consolidated trusts was recognized on the Company’s consolidated balance sheet and classified as financial assets transferred to consolidated securitization entities on April 1, 2010.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of mortgage loans receivable as of March 31, 2010 are as follows:

2010
Weighted average life (in years)	10.4
Expected credit loss	0.02%
Discount rate	1.89-3.41%
Prepayment rate	0.33%

F-40	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions as of March 31, 2010 is as follows:

Yen (millions)
2010
Expected credit loss:
Impact on fair value of 10% adverse change	(162)
Impact on fair value of 20% adverse change	(323)
Discount rate:
Impact on fair value of 10% adverse change	(940)
Impact on fair value of 20% adverse change	(1,847)
Prepayment rate:
Impact on fair value of 10% adverse change	(318)
Impact on fair value of 20% adverse change	(625)

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

F-41	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the years ended March 31, 2011, 2010 and 2009 amounted to ¥143,156 million, ¥177,585 million and ¥168,911 million, respectively, and related amortization expense during the years ended March 31, 2011, 2010 and 2009 amounted to ¥115,037 million, ¥116,065 million and ¥178,164 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the years ended March 31, 2011, 2010 and 2009 were ¥38,899 million, ¥40,128 million and ¥85,841 million, respectively.

Intangible assets other than goodwill as of March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011			2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Software	727,016	612,361	114,655	691,856	580,138	111,718
Software for internal use	512,515	377,550	134,965	473,621	343,733	129,888
Patents	100,080	84,459	15,621	106,815	87,526	19,289
Other	181,362	106,422	74,940	173,823	99,952	73,871

	1,520,973	1,180,792	340,181	1,446,115	1,111,349	334,766

Indefinite-lived intangible assets	16,337	—	16,337	17,698	—	17,698

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Yen (millions)
2012	82,896
2013	64,009
2014	45,010
2015	24,852
2016	13,427

F-42	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011
	Information & Tele- communication Systems	Construction Machinery	High Functional Materials & Components	Components & Devices	Other Reportable Segments	Total
Balance at beginning of year	37,443	37,967	56,675	10,294	23,207	165,586
Acquisition	9,211	—	1,849	—	9,931	20,991
Impairment loss	—	—	—	—	(4,833)	(4,833)
Translation adjustment and other	(4,236)	(3,820)	(4)	(1,195)	(989)	(10,244)

Balance at end of year	42,418	34,147	58,520	9,099	27,316	171,500

	Yen (millions)
	2010
	Information & Tele- communication Systems	Construction Machinery	High Functional Materials & Components	Components & Devices	Other Reportable Segments	Total
Balance at beginning of year	35,708	4,987	56,675	9,995	27,065	134,430
Acquisition	2,938	32,981	—	182	6,210	42,311
Impairment loss	—	—	—	—	(7,285)	(7,285)
Translation adjustment and other	(1,203)	(1)	—	117	(2,783)	(3,870)

Balance at end of year	37,443	37,967	56,675	10,294	23,207	165,586

The Company does not have any accumulated impairment losses related to the goodwill balances as of March 31, 2011 and 2010 as the Company considers goodwill that has been fully impaired to be written-off.

The main component of goodwill acquired during the year ended March 31, 2010 was related to the additional acquisition of the ownership interests in a former affiliated company, Telco Construction Equipment Co., Ltd. to make it a subsidiary.

F-43	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Income Taxes

Components of income (loss) before income taxes and income taxes attributable to continuing operations are as follows:

	Yen (millions)
	2011
	Domestic	Foreign	Total
Income before income taxes	270,001	162,200	432,201
Income taxes:
Current tax expense	75,979	49,144	125,123
Deferred tax expense (benefit)	14,511	(10,559)	3,952

	90,490	38,585	129,075

	Yen (millions)
	2010
	Domestic	Foreign	Total
Income (loss) before income taxes	(16,083)	79,663	63,580
Income taxes:
Current tax expense	60,428	27,103	87,531
Deferred tax expense (benefit)	63,493	(3,053)	60,440

	123,921	24,050	147,971

	Yen (millions)
	2009
	Domestic	Foreign	Total
Income (loss) before income taxes	(315,032)	25,161	(289,871)
Income taxes:
Current tax expense	75,612	25,669	101,281
Deferred tax expense	401,928	2,040	403,968

	477,540	27,709	505,249

F-44	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2011, 2010 and 2009 are as follows:

	Yen (millions)
	2011	2010	2009
Continuing operations:
Current tax expense	125,123	87,531	101,281
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	(4,653)	(19,350)	(187,751)
Change in valuation allowance	8,605	79,790	591,719

	129,075	147,971	505,249
Other comprehensive income (loss), net of reclassification adjustments:
Pension liability adjustments	16,119	25,738	(53,171)
Net unrealized holding gain on available-for-sale securities	(4,740)	11,692	(14,915)
Cash flow hedges	647	720	(2,323)

	12,026	38,150	(70,409)

	141,101	186,121	434,840

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% of the national corporate tax and a combined deductible business tax and special local corporation tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the years ended March 31, 2011 and 2010.

The Company and its domestic subsidiaries were subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% of the national corporate tax and a deductible business tax between 3.8% and 10.1%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.6% for the year ended March 31, 2009.

The Company and certain subsidiaries have adopted the consolidated taxation systems. Under the consolidated taxation system in Japan, the Company and certain Japanese subsidiaries consolidated, for Japanese tax purpose, all wholly owned domestic subsidiaries.

F-45	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes are as follows:

	2011	2010	2009
Combined statutory income tax rate	40.6%	40.6%	(40.6)%
Equity in net loss of affiliated companies	1.9	37.1	22.7
Impairment of investments in affiliated companies	0.0	9.7	1.6
Change in excess amounts over the tax basis of investments in subsidiaries and affiliated companies	(4.2)	(0.9)	(18.3)
Adjustment on sale of investments in subsidiaries and affiliated companies	(5.6)	(0.0)	0.5
Expenses not deductible for tax purposes	3.3	35.6	5.4
Impairment of goodwill	0.4	4.6	3.4
Change in valuation allowance	2.0	125.5	204.1
Difference in statutory tax rates of foreign subsidiaries	(8.8)	(20.8)	(4.0)
Other, net	0.3	1.3	(0.5)

Effective income tax rate	29.9%	232.7%	174.3%

The Company and subsidiaries operate in numerous tax jurisdictions around the world, many of which have statutory tax rates lower than Japan. The favorable differences in tax rates of foreign subsidiaries primarily occur in Asia, including China, Taiwan and Singapore. In particular, a certain subsidiary conducting business in Singapore made a relatively large profit for the year ended March 31, 2011, resulted in the significant impact on the Company’s effective tax rate.

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

F-46	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2011 and 2010 are presented below:

	Yen (millions)
	2011	2010
Total gross deferred tax assets:
Retirement and severance benefits	399,611	406,838
Accrued expenses	301,603	292,644
Property, plant and equipment, due to differences in depreciation	62,030	63,534
Investment in securities	49,556	68,158
Net operating loss carryforwards	295,487	273,549
Other	218,621	226,134

	1,326,908	1,330,857
Valuation allowance	(1,050,979)	(1,076,848)

	275,929	254,009
Total gross deferred tax liabilities:
Deferred profit on sale of properties	(25,547)	(27,955)
Tax purpose reserves regulated by Japanese tax laws	(6,588)	(6,961)
Other	(92,595)	(79,329)

	(124,730)	(114,245)

Net deferred tax asset	151,199	139,764

Components of deferred tax assets as of March 31, 2011 and 2010 are reflected in the accompanying consolidated balance sheets under the following captions:
	Yen (millions)
	2011	2010
Prepaid expenses and other current assets	130,733	130,071
Other assets	130,862	114,113
Other current liabilities	(8,526)	(7,317)
Other liabilities	(101,870)	(97,103)

Net deferred tax asset	151,199	139,764

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net changes in the total valuation allowance for the years ended March 31, 2011 and 2010 were a decrease of ¥25,869 million and an increase of ¥9,703 million, respectively.

F-47	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2011.

As of March 31, 2011, the Company and various subsidiaries have operating loss carryforwards of ¥758,294 million which are available to offset future taxable income, if any. Operating loss carryforwards of ¥428,230 million expire by March 31, 2016, ¥275,864 million expire by March 31, 2021, and ¥54,200 million expire in various years thereafter or do not expire.

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

F-48	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Short-term and Long-term Debt

The components of short-term debt as of March 31, 2011 and 2010 are summarized as follows:

	Yen (millions)
	2011	2010
Borrowings, mainly from banks	395,856	388,809
Commercial paper	66,105	46,377
Borrowings from affiliates	10,627	16,265

	472,588	451,451

The weighted average interest rate on short-term debt outstanding as of March 31, 2011 and 2010 was 0.3% and 0.4%, respectively.

The components of long-term debt as of March 31, 2011 and 2010 are summarized as follows:

	Yen (millions)
	2011	2010
Unsecured notes and debentures:
Due 2013, interest 0.72% debenture	80,000	80,000
Due 2010, interest 0.7% debenture	—	49,898
Due 2015, interest 1.56% debenture	49,989	49,987
Due 2010, interest 0.74% debenture	—	5,000
Due 2011–2017, interest 0.55–2.17%, issued by subsidiaries	363,233	457,726
Unsecured convertible debentures:
Due 2014, interest 0.1% debenture	99,360	99,998
Due 2016 and 2019, zero coupon, issued by a subsidiary	20,105	40,000
Loans, principally from banks and insurance companies:
Secured by various assets and mortgages on property, plant and equipment, maturing 2011–2015, interest 1.89–5.4%	19,041	68,841
Unsecured, maturing 2011–2026, interest 0.25–6.97%	970,483	1,030,323
Capital lease obligations	36,318	33,919

	1,638,529	1,915,692
Less current portion	338,218	303,730

	1,300,311	1,611,962

F-49	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The aggregate annual maturities of long-term debt after March 31, 2012 are as follows:

Years ending March 31	Yen (millions)
2013	365,195
2014	261,268
2015	381,389
2016	97,180
Thereafter	195,279

1,300,311

Short-term and long-term debt above include secured borrowings resulting mainly from the transfers of trade receivables that do not meet the criteria for a sale pursuant to ASC 860 and are accounted for as secured borrowings with pledge of collateral. The transferred assets are restricted solely to satisfy the obligation, and the pledged assets approximate the amount of such borrowings. Short-term debt above as of March 31, 2011 and 2010 includes such borrowings of ¥2,390 million and ¥2,449 million, respectively, and long-term debt above as of March 31, 2010 includes such borrowings of ¥52,650 million.

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

F-50	(Continued)

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

F-51	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Retirement and Severance Benefits

(a)	Defined benefit plans

The Company and its subsidiaries have a number of contributory funded defined benefit pension plans and unfunded lump-sum payment plans to provide retirement and severance benefits to substantially all employees. The Company and certain subsidiaries adopted cash balance plans, and certain subsidiaries amended certain of their defined benefit plans to cash balance plans during the years ended March 31, 2011, 2010 and 2009.

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

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2011, 2010 and 2009 consists of the following components:

	Yen (millions)
	2011	2010	2009
Service cost	71,881	71,777	72,064
Interest cost	54,036	55,352	54,701
Expected return on plan assets for the period	(35,741)	(33,564)	(45,804)
Amortization of prior service benefit	(23,614)	(22,005)	(21,103)
Amortization of actuarial loss	89,549	96,399	71,857
Transfer to defined contribution pension plan	1,806	39	(1,289)
Curtailments (gain) loss	1,082	(227)	—
Settlements loss	—	603	—
Employees’ contributions	(162)	(164)	(489)

Net periodic benefit cost	158,837	168,210	129,937

The estimated prior service cost and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the year ending March 31, 2012 are as follows:

Yen (millions)
Prior service benefit	(22,964)
Actuarial loss	94,364

F-52	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligation and the fair value of plan assets of the contributory funded defined benefit pension plans and the benefit obligation of unfunded lump-sum payment plans are as follows:

	Yen (millions)
	2011	2010
Change in benefit obligation:
Benefit obligation at beginning of year	2,193,449	2,205,459
Service cost	71,881	71,777
Interest cost	54,036	55,352
Plan amendments	993	275
Actuarial loss	24,422	26,734
Benefits paid	(144,528)	(160,046)
Acquisitions and divestitures	3,329	396
Transfer to defined contribution pension plan	(9,355)	(996)
Curtailments	644	129
Settlements	—	(3,956)
Foreign currency exchange rate changes	(6,386)	(1,675)

Benefit obligation at end of year	2,188,485	2,193,449

Change in plan assets:
Fair value of plan assets at beginning of year	1,269,133	1,123,646
Actual return on plan assets	3,539	169,004
Employers’ contributions	110,439	100,299
Employees’ cash contributions	162	164
Benefits paid	(106,084)	(117,835)
Acquisitions and divestitures	4,944	270
Transfer to defined contribution pension plan	(1,547)	(954)
Settlements	—	(3,956)
Foreign currency exchange rate changes	(4,861)	(1,505)

Fair value of plan assets at end of year	1,275,725	1,269,133

Funded status	(912,760)	(924,316)

Amounts recognized in the consolidated balance sheets as of March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011	2010
Other assets	9,785	11,409
Accrued expenses	(30,730)	(30,542)
Retirement and severance benefits	(891,815)	(905,183)

	(912,760)	(924,316)

F-53	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Amounts recognized in accumulated other comprehensive loss as of March 31, 2011 and 2010 consist of:

	Yen (millions)
	2011	2010
Prior service benefit	(129,918)	(153,502)
Actuarial loss	618,905	655,669

	488,987	502,167

The Company and all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2011	2010
Discount rate	2.4%	2.5%
Rate of compensation increase	2.6%	2.6%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Discount rate	2.5%	2.6%	2.5%
Expected long-term return on plan assets	2.9%	3.0%	3.4%
Rate of compensation increase	2.6%	2.7%	2.7%

The expected long-term rate of return on plan assets is developed for each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,102,801 million as of March 31, 2011 and ¥2,107,093 million as of March 31, 2010.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Yen (millions)
	2011	2010
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	1,874,847	1,917,053
Plan assets	1,028,469	1,058,941
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	2,004,552	2,061,648
Plan assets	1,082,007	1,125,923

F-54	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The objective of the Company’s investment policy is to ensure a stable return from the plans’ investments over the long term, which allows the Company’s and certain subsidiaries’ pension funds to meet their future obligations, and the Company and certain subsidiaries attempt to maintain the pension funds in sound condition. In order to achieve the above objective, a target rate of return is established, taking into consideration the composition of participants, level of funded status, the Company’s and certain subsidiaries’ capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve a target rate of return, based on the expected rate of return by each asset class, the standard deviation of the rate of return and the correlation coefficient among the assets. The investments are diversified. Under the current target asset allocation, approximately 30 percent of plan assets are invested in equity securities and approximately 45 percent are invested in domestic and foreign government bonds and corporate bonds. The remaining 25 percent are invested in other assets, such as hedge funds, private equity funds and life insurance company general accounts. The Company and certain subsidiaries reduced the ratio of equity securities during the year ended March 31, 2011 in order to reduce the risks resulting from volatility in the equity markets. Rebalancing will occur if markets fluctuate in excess of certain levels. The Company and certain subsidiaries periodically review actual returns on assets, economic environments and their capacity to absorb risk and realign the target asset allocation if necessary.

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

Level 3

Valuations using inputs that are not observable.

F-55	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the plan assets that are measured at fair value as of March 31, 2011 and 2010.

	Yen (millions)
	2011
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Equity securities (a)	112,808	108,888	3,920	—
Government and municipal debt securities (b)	118,165	113,182	4,983	—
Corporate and other debt securities (c)	62,148	—	31,048	31,100
Hedge funds (d)	55,359	—	13,014	42,345
Securitization products (e)	34,087	—	—	34,087
Cash and cash equivalents	25,457	25,457	—	—
Life insurance company general accounts (f)	116,558	—	116,558	—
Commingled funds (g)	703,279	—	666,127	37,152
Other	47,864	37,240	6,974	3,650

	1,275,725	284,767	842,624	148,334

	Yen (millions)
	2010
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Equity securities (a)	132,255	131,264	991	—
Government and municipal debt securities (b)	190,906	183,077	7,829	—
Corporate and other debt securities (c)	50,770	—	31,277	19,493
Hedge funds (d)	57,642	—	8,256	49,386
Securitization products (e)	29,262	—	—	29,262
Cash and cash equivalents	20,038	20,038	—	—
Life insurance company general accounts (f)	85,298	—	85,298	—
Commingled funds (g)	661,672	—	624,190	37,482
Other	41,290	26,857	9,511	4,922

	1,269,133	361,236	767,352	140,545

F-56	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	Approximately 75 percent and 85 percent of equity securities are invested in Japan-listed stocks as of March 31, 2011 and 2010, respectively. Approximately 25 percent and 15 percent of equity securities are invested in stocks listed overseas as of March 31, 2011 and 2010, respectively. Equity securities are primarily valued at quoted market prices.
(b)	Approximately 80 percent of government and municipal debt securities are invested in bonds issued in Japan and primarily consist of Japanese government bonds as of March 31, 2011 and 2010. Approximately 20 percent of government and municipal debt securities are invested in bonds issued in overseas markets and primarily consist of foreign government bonds as of March 31, 2011 and 2010. Government and municipal debt securities are primarily valued at prices provided by the securities industry, the industrial associations in each country, or prices which are calculated on the basis of market interest rates.
(c)	Approximately 25 percent and 30 percent of corporate and other debt securities are invested in bonds issued in Japan as of March 31, 2011 and 2010, respectively. Approximately 75 percent and 70 percent of corporate and other debt securities are invested in bonds issued in overseas markets as of March 31, 2011 and 2010, respectively. Corporate and other debt securities are mainly valued at prices provided by the securities industry, the industrial associations in each country, or prices which are calculated on the basis of market interest rates. If these values are not available, corporate and other debt securities are valued at theoretical prices, taking into consideration the interest rates of government bonds of the related countries, swap interest rates and credit risks.
(d)	Hedge funds are invested primarily in relative value strategy funds, event driven funds, equity long/short funds, and macroeconomic and Commodity Trading Advisor (CTA) funds. Hedge funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.
(e)	Securitization products are invested primarily in collateralized loan obligations. These investments are valued at prices provided by financial institutions. The Company corroborates the prices, taking into consideration primarily the market values of the underlying loans, the market values of similar debt securities, and the future expected default rates and recovery rates of the collateralized loans.
(f)	Life insurance company general accounts are valued at conversion value at the end of the period.
(g)	Commingled funds represent pooled institutional investments. Approximately 35 percent of commingled funds are invested in listed stocks as of March 31, 2011 and 2010, 40 percent and 35 percent in government and municipal debt securities as of March 31, 2011 and 2010, respectively, 10 percent in corporate and other debt securities as of March 31, 2011 and 2010, and 15 percent and 20 percent in other assets as of March 31, 2011 and 2010, respectively. Commingled funds are valued at their NAV provided by the administrators of the funds, which are based on the value of the underlying assets owned by the funds, divided by the number of units outstanding.

F-57	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the reconciliation of the beginning and ending balances of Level 3 assets for the year ended March 31, 2011 and 2010.

	Yen (millions)
	2011
	Beginning balance at March 31, 2010	Actual return on plan assets still held at the reporting date	Realized gain or loss on plan assets sold during the period	Purchases, sales, and settlements, net	Transfers in and/or out of Level 3	Foreign currency exchange	Ending balance at March 31, 2011
Corporate and other debt securities	19,493	197	12	11,434	133	(169)	31,100
Hedge funds	49,386	2,082	(370)	(8,723)	—	(30)	42,345
Securitization products	29,262	7,283	1,090	(3,452)	(71)	(25)	34,087
Commingled funds	37,482	(3,485)	(375)	3,660	32	(162)	37,152
Other	4,922	(463)	537	(1,339)	—	(7)	3,650

	140,545	5,614	894	1,580	94	(393)	148,334

	Yen (millions)
	2010
	Beginning balance at March 31, 2009	Actual return on plan assets still held at the reporting date	Realized gain or loss on plan assets sold during the period	Purchases, sales, and settlements, net	Transfers in and/or out of Level 3	Foreign currency exchange	Ending balance at March 31, 2010
Corporate and other debt securities	5,952	123	87	13,446	—	(115)	19,493
Hedge funds	82,161	8,574	227	(41,583)	—	7	49,386
Securitization products	16,097	14,496	342	(1,677)	—	4	29,262
Commingled funds	44,063	(6,193)	(1,056)	665	—	3	37,482
Other	5,987	(529)	(91)	(447)	—	2	4,922

	154,260	16,471	(491)	(29,596)	—	(99)	140,545

F-58	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries expect to contribute ¥116,985 million to their defined benefit plans for the year ending March 31, 2012.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31	Yen (millions)
2012	138,777
2013	133,341
2014	119,437
2015	124,694
2016	124,962
2017-2021	620,220

(b)	Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company’s and certain subsidiaries’ contributions to the plans for the years ended March 31, 2011, 2010 and 2009 were ¥18,593 million, ¥18,758 million and ¥18,059 million, respectively.

F-59	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Common Stock

The Company has authorized issuance of 10 billion shares of common stock.

The number of issued shares and the amount of common stock for the years ended March 31, 2011, 2010 and 2009 are as follows:

		Yen (millions)
	Issued shares	Amount
Balance as of March 31, 2009 and 2008	3,368,126,056	282,033
Issuance of common stock	1,150,000,000	126,776
Conversion of convertible bonds	6,309	1

Balance as of March 31, 2010	4,518,132,365	408,810
Conversion of convertible bonds	2,012,599	319

Balance as of March 31, 2011	4,520,144,964	409,129

The issuance of common stock for the year ended March 31, 2010 and the conversion of convertible bonds into common stock for the years ended March 31, 2011 and 2010 were accounted for in accordance with the provisions of the Japanese Company Law by crediting one-half of the issue price or the conversion price to each of the common stock accounts and the capital surplus accounts.

F-60	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Capital Surplus

The changes in capital surplus include the effect of changes in the Company’s ownership interest in its consolidated subsidiaries. The net income (loss) attributable to Hitachi, Ltd. and transfers from (to) noncontrolling interests for the years ended March 31, 2011 and 2010 are as follows:

	Yen(millions)
	2011	2010
Net income (loss) attributable to Hitachi, Ltd.	238,869	(106,961)
Transfers from (to) the noncontrolling interests Decrease in capital surplus for purchase of five listed subsidiaries’ ownership interests to convert them into wholly owned subsidiaries	(6,713)	(58,175)
Other	(1,516)	(6,823)

Net transfers from (to) noncontrolling interests	(8,229)	(64,998)

Change from net income (loss) attributable to Hitachi, Ltd. and transfers from (to) noncontrolling interests	230,640	(171,959)

The purchase of five listed subsidiaries’ ownership interests is related to the purchase of the noncontrolling interests of Hitachi Information Systems, Ltd., Hitachi Software Engineering Co., Ltd., Hitachi Systems & Services, Ltd., Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd. for the purpose of converting them into wholly owned subsidiaries. As a result, Hitachi Information Systems, Ltd., Hitachi Software Engineering Co., Ltd. and Hitachi Systems & Services, Ltd. had been converted into wholly owned subsidiaries during the year ended March 31, 2010, and Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd. had been converted into wholly owned subsidiaries during the year ended March 31, 2011. On October 1, 2010 when Hitachi Systems & Services, Ltd., was merged into Hitachi Software Engineering Co., Ltd., Hitachi Solutions, Ltd. was established. The total decreases in noncontrolling interests during the years ended March 31, 2011 and 2010 resulting from these equity transactions were ¥8,667 million and ¥193,880 million, respectively.

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

Dividends during the years ended March 31, 2011 and 2009 represent dividends declared during those years. For the year ended March 31, 2010, the Company did not pay any dividends. On May 11, 2011, the Board of Directors approved a cash dividend for the second half of the year ended March 31, 2011 of ¥3.0 per share, aggregating ¥13,553 million. No provision has been made in the accompanying consolidated financial statements for this cash dividend.

Cash dividends per share for the years ended March 31, 2011 and 2009 were ¥8.0 and ¥3.0, respectively, based on dividends declared with respect to earnings for the periods.

F-61	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Treasury Stock

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

The changes in treasury stock for the years ended March 31, 2011, 2010 and 2009 are summarized as follows:

		Yen (millions)
	Shares	Amount
Balance as of March 31, 2008	43,727,729	26,130
Acquisition for treasury	1,500,226	858
Sales of treasury stock	(1,253,991)	(751)

Balance as of March 31, 2009	43,973,964	26,237
Acquisition for treasury	376,025	115
Sales of treasury stock	(335,738)	(201)

Balance as of March 31, 2010	44,014,251	26,151
Acquisition for treasury	456,705	183
Sales of treasury stock	(41,926,879)	(24,963)

Balance as of March 31, 2011	2,544,077	1,371

Sales of treasury stock for the year ended March 31, 2011 includes exchange of treasury stock to noncontrolling interest holders in order to convert Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd. to wholly owned subsidiaries.

F-62	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of equity is classified as follows:

	Yen (millions)
	2011	2010	2009
Foreign currency translation adjustments:
Balance at beginning of year	(182,783)	(179,737)	(69,222)
Other comprehensive income (loss), net of reclassification adjustments	(69,194)	4,289	(110,899)
Net transfer from (to) noncontrolling interests	(229)	(7,335)	384

Balance at end of year	(252,206)	(182,783)	(179,737)

Pension liability adjustments:
Balance at beginning of year	(272,410)	(405,082)	(221,007)
Other comprehensive income (loss), net of reclassification adjustments	15,852	141,761	(184,153)
Net transfer from (to) noncontrolling interests	(8)	(9,089)	78

Balance at end of year	(256,566)	(272,410)	(405,082)

Net unrealized holding gain on available-for-sale securities:
Balance at beginning of year	25,564	12	22,581
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	—	—
Other comprehensive income (loss), net of reclassification adjustments	(5,728)	23,209	(22,855)
Net transfer from (to) noncontrolling interests	46	2,343	286

Balance at end of year	16,905	25,564	12

Cash flow hedges:
Balance at beginning of year	(2,428)	(1,544)	450
Other comprehensive income (loss), net of reclassification adjustments	1,233	(833)	(2,031)
Net transfer from (to) noncontrolling interests	—	(51)	37

Balance at end of year	(1,195)	(2,428)	(1,544)

Total accumulated other comprehensive loss:
Balance at beginning of year	(432,057)	(586,351)	(267,198)
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810	(2,977)	—	—
Other comprehensive income (loss), net of reclassification adjustments	(57,837)	168,426	(319,938)
Net transfer from (to) noncontrolling interests	(191)	(14,132)	785

Balance at end of year	(493,062)	(432,057)	(586,351)

F-63	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2011, 2010 and 2009 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments. The amounts include amounts attributable to noncontrolling interests.

	Yen (millions)
	2011
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(90,643)	—	(90,643)
Pension liability adjustments	(55,048)	26,580	(28,468)
Net unrealized holding gain on available-for-sale securities	(10,045)	4,833	(5,212)
Cash flow hedges	74	(177)	(103)

	(155,662)	31,236	(124,426)
Reclassification adjustments for realized net loss included in net income:
Foreign currency translation adjustments	3,264	—	3,264
Pension liability adjustments	78,505	(33,961)	44,544
Net unrealized holding gain on available-for-sale securities	(244)	104	(140)
Cash flow hedges	2,550	(459)	2,091

	84,075	(34,316)	49,759
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(87,379)	—	(87,379)
Pension liability adjustments	23,457	(7,381)	16,076
Net unrealized holding gain on available-for-sale securities	(10,289)	4,937	(5,352)
Cash flow hedges	2,624	(636)	1,988

	(71,587)	(3,080)	(74,667)

F-64	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2010
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:
Foreign currency translation adjustments	8,487	—	8,487
Pension liability adjustments	116,184	3,979	120,163
Net unrealized holding gain on available-for-sale securities	40,295	(11,758)	28,537
Cash flow hedges	(308)	(1,173)	(1,481)

	164,658	(8,952)	155,706
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	(1,580)	—	(1,580)
Pension liability adjustments	73,776	(29,916)	43,860
Net unrealized holding gain on available-for-sale securities	236	(97)	139
Cash flow hedges	258	552	810

	72,690	(29,461)	43,229
Other comprehensive income, net of reclassification adjustments:
Foreign currency translation adjustments	6,907	—	6,907
Pension liability adjustments	189,960	(25,937)	164,023
Net unrealized holding gain on available-for-sale securities	40,531	(11,855)	28,676
Cash flow hedges	(50)	(621)	(671)

	237,348	(38,413)	198,935

F-65	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2009
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:
Foreign currency translation adjustments	(144,317)	—	(144,317)
Pension liability adjustments	(318,557)	73,589	(244,968)
Net unrealized holding gain on available-for-sale securities	(68,652)	26,158	(42,494)
Cash flow hedges	(6,854)	2,446	(4,408)

	(538,380)	102,193	(436,187)
Reclassification adjustments for realized net loss included in net loss:
Foreign currency translation adjustments	(253)	—	(253)
Pension liability adjustments	53,186	(21,313)	31,873
Net unrealized holding gain on available-for-sale securities	27,134	(10,997)	16,137
Cash flow hedges	900	(76)	824

	80,967	(32,386)	48,581
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(144,570)	—	(144,570)
Pension liability adjustments	(265,371)	52,276	(213,095)
Net unrealized holding gain on available-for-sale securities	(41,518)	15,161	(26,357)
Cash flow hedges	(5,954)	2,370	(3,584)

	(457,413)	69,807	(387,606)

F-66	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Pledged Assets

As of March 31, 2011, the Company and certain subsidiaries pledged a portion of their assets as collateral primarily for bank loans as follows:

Yen (millions)
Cash and cash equivalents	1,425
Other current assets	896
Investments and advances	562
Land	1,684
Buildings	4,664
Machinery and equipment	14,940
Other assets	12

24,183

In addition to the above, prepaid expenses and other current assets as of March 31, 2011 and 2010 include restricted cash of ¥2,661 million and ¥4,168 million, respectively, as a compensating balance for short-term borrowing arrangements.

F-67	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(17)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥50,592 million as of March 31, 2011.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of March 31, 2011, the undiscounted maximum potential future payments under such guarantees amounted to ¥393,729 million. For providing these guarantees, the subsidiaries obtain collateral appropriate for the amounts of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥13,226 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to their credit card holders in accordance with the terms of the credit card business customer service contracts. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2011 is as follows:

Yen (millions)
Total commitment available	11,289
Less amount utilized	1,087

Balance available	10,202

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of March 31, 2011 amounted to ¥400,078 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of March 31, 2011 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three years and two months term ends in May 2013, with financing companies. The unused availability under this agreement as of March 31, 2011 amounted to ¥100,000 million.

As of March 31, 2011, outstanding commitments for the purchase of property, plant and equipment were approximately ¥38,819 million.

F-68	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of March 31, 2011 and 2010, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Yen (millions)
	2011	2010
Notes discounted	3,593	3,497
Notes endorsed	1,851	2,538

	5,444	6,035

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of March 31, 2011, the amount of transfer of export receivables with recourse was ¥7,382 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2011, 2010 and 2009 are summarized as follows:

	Yen (millions)
	2011	2010	2009
Balance at beginning of year	56,957	60,449	73,715
Expense recognized upon issuance of warranties	20,755	20,806	34,990
Usage	(19,219)	(21,696)	(43,369)
Other, including effect of foreign currency translation	(3,164)	(2,602)	(4,887)

Balance at end of year	55,329	56,957	60,449

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. The Company accrued a provision for the repair costs.

F-69	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit against the Company. Chubu Electric Power Co., Inc. seeks compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Hamaoka Nuclear Power Station No.5. In May 2009, Hokuriku Electric Power Company filed a lawsuit against the Company. Hokuriku Electric Power Company seeks compensation for consequential losses of ¥33,701 million mostly composed of the additional costs to switch to thermal power arising from the shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

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

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, and a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice, all in respect of alleged antitrust violations relating to liquid crystal displays. The Japanese subsidiary paid the fine in relation to the investigation by the Antitrust Division of the U.S. Department of Justice in June 2009.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In May 2010, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company paid that fine in August 2010.

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

F-70	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives. Those subsidiaries accrued the reasonably estimated amount for the loss in relation to the investigation.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, civil disputes, including class action lawsuits, involving the Company and some of these companies have arisen in a number of countries, including in the U.S. and Canada. A reasonably estimated amount was accrued for the potential losses in relation to certain of these civil lawsuits.

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

F-71	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(18)	Impairment Losses for Long-Lived Assets

For the year ended March 31, 2011, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Components & Devices segment recognized a loss of ¥16,561 million, primarily due to its business manufacturing batteries for electronic products for which the Company has recognized losses for consecutive periods and projected lower-than-expected future income because of a reduction of production, and its liquid crystal display components business which was projected to have lower production because of smaller demand in the market. The High Functional Materials & Components segment recognized a loss of ¥10,956 million primarily due to its automotive related materials businesses whose profitabilities deteriorated because of the Great East Japan Earthquake on March 11, 2011. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the year ended March 31, 2010, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Components & Devices segment recognized a loss of ¥18,611 million, primarily due to 1) its battery business for which the Company has recognized losses for consecutive periods and lower-than-expected future income because of a reduction of production, 2) its liquid crystal display panel business which was projected to have lower production because of smaller demand in the market, and 3) a part of its record media products business whose profitability has deteriorated because of severe market conditions accompanied by falling prices. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

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

F-72	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(19)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2011, 2010 and 2009 are as follows:

	Yen (millions)
	2011	2010	2009
Special and one-time termination benefits	5,653	24,191	21,517
Loss on fixed assets	104	963	1,410

	5,757	25,154	22,927

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies, and certain subsidiaries provided one-time termination benefits due to the subsidiaries’ liquidations. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. The accrued one-time termination benefits were recognized at the time the subsidiaries communicated the plan to their employees. An analysis of the accrued special and one-time termination benefits for the years ended March 31, 2011, 2010 and 2009 is as follows:

	Yen (millions)
	2011	2010	2009
Balance at beginning of the year	8,170	7,543	8,952
New charges	5,653	24,191	21,517
Cash payments	(10,374)	(23,548)	(22,449)
Foreign currency exchange rate changes	(91)	(16)	(477)

Balance at end of the year	3,358	8,170	7,543

The restructuring charges for the year ended March 31, 2011 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Components & Devices segment.

The following represents the significant restructuring activities for the year ended March 31, 2010 by reportable segment:

1.	The Automotive Systems segment restructured in order to reorganize the automotive products business, which encountered severe deterioration in the market. The accrued special termination benefits expensed and paid during the year ended March 31, 2010 amounted to ¥7,731 million. Total restructuring charges during the year ended March 31, 2010 consisted only of special termination benefits.

F-73	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	The High Functional Materials & Components segment restructured in order to reorganize its high-grade metal products and materials business to reduce costs and improve profitability. The accrued special termination benefits expensed during the year ended March 31, 2010 amounted to ¥4,010 million. The liabilities for special termination benefits amounting to ¥787 million as of March 31, 2010 were paid by March 31, 2011. Total restructuring charges during the year ended March 31, 2010 amounted to ¥4,426 million.

3.	The Components & Devices segment restructured in order to reorganize the liquid crystal display business, which included several subsidiaries’ liquidations. The accrued special and one-time termination benefits expensed during the year ended March 31, 2010 amounted to ¥4,144 million. The liabilities for special and one-time termination benefits amounting to ¥3,054 million as of March 31, 2010 were paid by March 31, 2011. Total restructuring charges during the year ended March 31, 2010 amounted to ¥4,182 million.

The following represents the significant restructuring activities for the year ended March 31, 2009 by reportable segment:

1.	The Automotive Systems segment restructured in order to reorganize the automotive products business, which encountered severe deterioration in the market. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥5,717 million. The liabilities for special termination benefits amounting to ¥3,164 million as of March 31, 2009 were paid by March 31, 2010. Total restructuring charges during the year ended March 31, 2009 consisted only of special termination benefits.

2.	The High Functional Materials & Components segment restructured in order to reorganize its high-grade metal products and materials business to reduce costs and improve profitability. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥4,069 million. The liabilities for special termination benefits amounting to ¥1,050 million as of March 31, 2009 were paid by March 31, 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥4,252 million.

3.	The Components & Devices segment restructured mainly in order to strengthen its storage business on a global basis. The accrued special termination benefits expensed during the year ended March 31, 2009 amounted to ¥2,230 million. The liabilities for special termination benefits amounting to ¥937 million as of March 31, 2009 were paid by March 31, 2010. Total restructuring charges during the year ended March 31, 2009 amounted to ¥3,286 million.

F-74	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(20)	Other Income and Other Deductions

The following items are included in other income or other deductions for the years ended March 31, 2011, 2010 and 2009.

	Yen (millions)
	2011	2010	2009
Net gain (loss) on securities	61,046	(1,220)	(44,077)
Net loss on sale and disposal of rental assets and other property	(3,161)	(20,202)	(21,292)
Exchange gain (loss)	(9,508)	186	(37,259)

The major component of net gain on securities for the year ended March 31, 2011 was related to a sale of shares of IPS Alpha Technology, Ltd., a former affiliated company accounted for by the equity method.

Other income for the year ended March 31, 2011 includes a gain of ¥8,684 million on a bargain purchase related to the acquisition of Aloka Co., Ltd. (Aloka), subsequently renamed Hitachi Aloka Medical, Ltd. Refer to note 29 for the nature and financial effect of the acquisition of Aloka.

Other income for the year ended March 31, 2009 represents a gain of ¥5,203 million on the sale of a subsidiary’s mobile communication business.

F-75	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(21)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations are as follows:

	Number of shares
	2011	2010	2009
Weighted average number of shares on which basic net income (loss) per share is calculated	4,515,932,415	3,662,578,076	3,323,996,973
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	315,249,850	—	—

Number of shares on which diluted net income (loss) per share is calculated	4,831,182,265	3,662,578,076	3,323,996,973

	Yen (millions)
	2011	2010	2009
Net income (loss) attributable to Hitachi, Ltd. stockholders	238,869	(106,961)	(787,337)
Effect of dilutive securities:
Unsecured convertible bonds (due 2014)	72	—	—
Other	(368)	(0)	(8)

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	238,573	(106,961)	(787,345)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	52.89	(29.20)	(236.86)
Diluted	49.38	(29.20)	(236.87)

The net loss attributable to Hitachi, Ltd. stockholders per share computations for the years ended March 31, 2010 and 2009 exclude all convertible bonds because their effect would have been antidilutive.

F-76	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(22)	Supplementary Income and Expense Information

	Yen (millions)
	2011	2010	2009
Shipping and handling costs	140,240	124,019	148,145
Advertising expense	31,170	28,877	38,598
Maintenance and repairs	80,878	72,065	78,242
Rent	131,533	142,077	148,401
Research and development expense	395,180	372,470	416,517

(23)	Supplementary Cash Flow Information

	Yen (millions)
	2011	2010	2009
Cash paid during the year for:
Interest	25,457	26,706	34,443
Income taxes	122,057	61,155	177,624

Noncash investing and financial activities:
Capitalized lease assets	13,807	5,956	10,299
Conversion of convertible bonds issued by the Company	638	2	—

The payments for the purchase and the proceeds from the sale of securities classified as available-for-sale disclosed in note 3 are included in purchase of investments in securities and shares of newly consolidated subsidiaries and proceeds from sale of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation on the consolidated statements of cash flows.

(24)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

F-77	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(25)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generated approximately 45% of their sales from overseas for the year ended March 31, 2011. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance their overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

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

F-78	(Continued)

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

Exchange loss for the year ended March 31, 2009 includes net gains of ¥169 million, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the year ended March 31, 2009.

Interest charges for the year ended March 31, 2009 include net losses of ¥466 million, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the year ended March 31, 2009.

Cash flow hedge

Foreign currency exposure:

Changes in the fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

F-79	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Exchange gain for the year ended March 31, 2009 includes net gains of ¥2,229 million, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Net gain or loss related to the ineffective portion of hedging instruments is not material for the year ended March 31, 2009.

It is expected that a net gain of approximately ¥3,675 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the year ending March 31, 2012.

As of March 31, 2011, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 44 months.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the year ended March 31, 2009 include net losses of ¥347 million, which represent the component of hedging instruments excluded from the assessment of hedge effectiveness. Interest charges for the year ended March 31, 2009 include a net gain of ¥553 million, which represents the component of hedge ineffectiveness.

It is expected that a net loss of approximately ¥101 million recorded in AOCI related to interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the year ending March 31, 2012.

The contract or notional amounts of derivative financial instruments held as of March 31, 2011 and 2010 are summarized as follows:

	Yen (millions)
	2011	2010
Forward exchange contracts:
To sell foreign currencies	228,088	204,084
To buy foreign currencies	122,653	93,659
Cross currency swap agreements:
To sell foreign currencies	96,712	78,381
To buy foreign currencies	100,586	107,778
Interest rate swaps	280,951	354,492
Option contracts	7,221	935

F-80	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the year ended March 31, 2011:

Effective portion of derivatives designated as hedging instruments and related hedged items
Hedging instruments			Related hedged items
Derivatives	Location	Yen (millions)	Items	Location	Yen (millions)
Forward exchange contracts	Other income	8,955	Accounts receivable and accounts payable	Other income	(8,576)
Cross currency swap agreements	Interest charges	2,693	Long-term debt	Interest charges	(3,010)

		11,648			(11,586)

Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	(682)
Cross currency swap agreements	Other income	1,412
Interest rate swaps	Interest charges	54

		784

F-81	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the year ended March 31, 2010:

Effective portion of derivatives designated as hedging instruments and related hedged items
Hedging instruments			Related hedged items
Derivatives	Location	Yen (millions)	Items	Location	Yen (millions)
Forward exchange contracts	Other income	5,871	Accounts receivable and accounts payable	Other income	(5,877)
Cross currency swap agreements	Interest charges	(6,368)	Long-term debt	Interest charges	6,514

		(497)			637

Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	(175)
Cross currency swap agreements	Other income	3,206
Interest rate swaps	Interest charges	580

		3,611

F-82	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the quarter ended March 31, 2009:

Effective portion of derivatives designated as hedging instruments and related hedged items
Hedging instruments			Related hedged items
Derivatives	Location	Yen (millions)	Items	Location	Yen (millions)
Forward exchange contracts	Other deductions	(6,814)	Accounts receivable and accounts payable	Other deductions	5,832
	Other deductions	(590)	Short-term investments and short-term debt	Other deductions	614
Cross currency swap agreements	Other deductions	(3,036)	Investments and advances	Other deductions	3,053
	Interest charges	(3,115)	Long-term debt	Interest charges	2,900

		(13,555)			12,399

Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	227
Cross currency swap agreements	Other deductions	(2,065)
Interest rate swaps	Interest charges	(58)

		(1,896)

F-83	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables, “Gain (loss) recognized in OCI, Effective portion of derivatives designated as hedging instruments,” “Gain (loss) reclassified from AOCI into consolidated statement of operations, Effective portion of derivatives designated as hedging instruments” and “Gain on derivatives designated as cash flow hedging instruments, Ineffective portion and amount excluded from effectiveness test” show the effect of derivative instruments for cash flow hedges on the consolidated statement of operations for the year ended March 31, 2011:

Gain (loss) recognized in OCI
Effective portion of derivatives designated as hedging instruments
Derivatives	Yen (millions)
Forward exchange contracts	(220)
Cross currency swap agreements	(153)
Interest rate swaps	1,879
Option contracts	781

2,287

Gain (loss) reclassified from AOCI into consolidated statement of operations
Effective portion of derivatives designated as hedging instruments
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	166
Cross currency swap agreements	Other income	(4,174)
Interest rate swaps	Interest charges	(173)
Option contracts	Other income	(701)

		(4,882)

Gain on derivatives designated as cash flow hedging instruments
Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other income	269
Cross currency swap agreements	Other income	66
Interest rate swaps	Interest charges	67

		402

F-84	(Continued)

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

		(3,365)

Gain (loss) on derivatives designated as cash flow hedging instruments
Ineffective portion and amount excluded from effectiveness test
Derivatives	Location	Yen (millions)
Forward exchange contracts	Other deductions	(1,598)
Cross currency swap agreements	Other deductions	(358)
Interest rate swaps	Interest income	120

		(1,836)

F-86	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(26)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Long-term debt and Non-recourse borrowings of consolidated securitization entities

The fair value of long-term debt and non-recourse borrowings of consolidated securitization entities are estimated based on quoted market prices or the present value of future cash flows using the Company’s and its subsidiaries’ market interest rates for the same contractual terms.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Financial assets transferred to consolidated securitization entities

For the portion related to transferred morgage loans receivables, the fair value is estimated based on the present value of future cash flows.

Investments in securities, Subordinated interests resulting from securitization and Derivatives

Refer to note 27 for the methods and assumptions used to estimate the fair values.

F-87	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2011 and 2010 are as follows:

	Yen (millions)
	2011		2010
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	16,598	16,598	53,575	53,575
Investments and advances	180,232	180,232	200,326	200,326
Financial assets transferred to consolidated securitization entities:	186,742	196,543	—	—
Derivatives (Effective Portion in Other Current Assets):
Forward exchange contracts	1,508	1,508	2,624	2,624
Cross currency swap agreements	10,363	10,363	5,357	5,357
Interest rate swaps	—	—	3	3
Option contracts	28	28	1	1
Derivatives (Ineffective Portion in Other Current Assets):
Forward exchange contracts	563	563	407	407
Cross currency swap agreements	1,084	1,084	3,268	3,268
Interest rate swaps	—	—	—	—
Option contracts	—	—	—	—
Derivatives (Effective Portion in Other Assets):
Forward exchange contracts	111	111	27	27
Cross currency swap agreements	5,805	5,805	12,070	12,070
Interest rate swaps	1,092	1,092	999	999
Option contracts	66	66	—	—
Derivatives (Ineffective Portion in Other Assets):
Forward exchange contracts	—	—	22	22
Cross currency swap agreements	1,437	1,437	2,091	2,091
Interest rate swaps	—	—	11	11
Option contracts	—	—	—	—
Subordinated interests resulting from securitization:
Other current assets	255	255	4,114	4,114
Advances and other	33,811	33,811	111,303	111,303

F-88	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	2011		2010
	Carrying Amounts	Estimated fair values	Carrying amounts	Estimated fair values
Long-term debt	(1,638,529)	(1,696,722)	(1,915,692)	(1,954,713)
Non-recourse borrowings of consolidated securitization entities:	(410,434)	(413,519)	—	—
Derivatives (Effective Portion in Other Current Liabilities):
Forward exchange contracts	(3,813)	(3,813)	(3,480)	(3,480)
Cross currency swap agreements	(268)	(268)	(488)	(488)
Interest rate swaps	(323)	(323)	(701)	(701)
Option contracts	(5)	(5)	(6)	(6)
Derivatives (Ineffective Portion in Other Current Liabilities):
Forward exchange contracts	(547)	(547)	(721)	(721)
Cross currency swap agreements	(8)	(8)	—	—
Interest rate swaps	(13)	(13)	(142)	(142)
Option contracts	—	—	—	—
Derivatives (Effective Portion in Other Liabilities):
Forward exchange contracts	(86)	(86)	(103)	(103)
Cross currency swap agreements	(305)	(305)	(228)	(228)
Interest rate swaps	(2,915)	(2,915)	(4,076)	(4,076)
Option contracts	—	—	—	—
Derivatives (Ineffective Portion in Other Liabilities):
Forward exchange contracts	—	—	—	—
Cross currency swap agreements	(2,625)	(2,625)	(5,148)	(5,148)
Interest rate swaps	(80)	(80)	(42)	(42)
Option contracts	—	—	—	—

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments as of March 31, 2011 and 2010 totaled ¥48,144 million and ¥48,222 million, respectively.

F-89	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(27)	Fair Value

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

Investments in debt and equity securities

Investment securities of which quoted market prices are available to determine their fair value are included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets, debt securities such as Japan treasury bonds and U.S. treasury bonds and exchange traded funds.

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

F-90	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of March 31, 2011 and 2010. The carrying value on the consolidated balance sheets are recorded by the fair value of these assets and liabilities.

	Yen (millions)
	2011
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	145,816	145,069	747	—
Government debt securities	3,232	3,219	13	—
Corporate debt securities	38,080	—	5,154	32,926
Other	9,307	6,434	2,873	—
Derivatives	22,057	—	22,057	—
Subordinated interests resulting from securitization	34,066	—	—	34,066

	252,558	154,722	30,844	66,992

Liabilities:
Derivatives	(10,988)	—	(10,988)	—

	Yen (millions)
	2010
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	159,850	156,879	2,971	—
Government debt securities	44,156	43,989	167	—
Corporate debt securities	35,359	—	6,426	28,933
Other	14,260	5,903	8,357	—
Derivatives	26,880	—	26,880	—
Subordinated interests resulting from securitization	115,417	—	—	115,417

	395,922	206,771	44,801	144,350

Liabilities:
Derivatives	(15,135)	—	(15,135)	—

F-91	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended March 31, 2011.

	555555555	555555555	555555555
	Yen (millions)
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of year	28,933	115,417	144,350
Effect of consolidation of securitization entities upon initial adoption of the amended provisions of ASC 810 (a)	—	(113,651)	(113,651)
Purchases, sales, issuances and settlements, net	2,046	32,300	34,346
Total gains or losses (realized/unrealized)
Included in earnings (b)	546	—	546
Included in other comprehensive loss	1,401	—	1,401

Balance at end of year	32,926	34,066	66,992

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	—	—	—

(a)	A portion of subordinated interests resulting from securitization was eliminated because of the consolidation of securitization entities.
(b)	Level 3 gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2011 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended March 31, 2010.

	555555555	555555555	555555555
	Yen(millons)
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of year	26,532	123,465	149,997
Purchases, sales, issuances and settlements, net	(271)	(11,275)	(11,546)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(15)	3,588	3,573
Included in other comprehensive loss	2,687	(361)	2,326

Balance at end of year	28,933	115,417	144,350

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(14)	3,534	3,520

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2010 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

F-92	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables.

The Company has written down the carrying amount of certain equity-method and cost-method investments on the consolidated balance sheets because the Company deems the decline of fair value to be other-than-temporary.

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

The following table presents the assets measured at fair value on a non-recurring basis and the gains or losses recognized for the year ended March 31, 2011.

	Yen (millions)
	2011
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments (a)	1,712	—	—	(4,741)
Cost-method investments	—	—	8,066	(3,180)
Long-lived assets (b)
High Functional Materials & Components segment	—	—	7,755	(10,956)
Components & Devices segment	—	—	18,046	(16,561)
Other	—	—	1,716	(7,653)

Total	1,712	—	35,583	(43,091)

(a)	The carrying value as of March 31, 2011 is not equal to the fair value at the time of impairment because of equity method adjustments subsequent to impairment.
(b)	The carrying value as of March 31, 2011 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

F-93	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the financial assets measured at fair value on a non-recurring basis and the gains or losses recognized for the year ended March 31, 2010.

	Yen (millions)
	2010
	Fair value hierarchy classification			Total gains (losses)
	Level 1	Level 2	Level 3
Equity-method investments (a)	511	—	86,100	(15,169)
Cost-method investments	—	—	1,273	(1,005)
Long-lived assets (b)
Components & Devices segment	—	—	47,976	(18,611)
Other	—	—	5,856	(6,585)

Total	511	—	141,205	(41,370)

(a)	The carrying value as of March 31, 2010 is not equal to the fair value at the time of impairment because of equity method adjustments subsequent to impairment.
(b)	The carrying value as of March 31, 2010 is not equal to the fair value at the time of impairment because of depreciation expense subsequent to impairment.

F-94	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(28)	Financing Receivables and Allowance for Doubtful Receivables

Financing receivables from equipment leases, installment arrangements, mortgage loans, and other receivables with a contractual maturity of one year or more are subject to disclosure as reported in this note. Trade receivables from sale of products or services that have a contractual maturity of one year or less are excluded from financing receivables. Finance lease receivables are recorded based on the total minimum payments to be received and unguaranteed residual values less executory costs and unearned income. Installment loans, mortgage loans and other long-term receivables are reported on the amortized cost basis.

The Company classifies financing receivables aggregated and categorized as finance leases, installment loans, mortgage loans, and other, based on the nature of risks and characteristics as described below.

Finance leases are receivables from lease arrangements, including products manufactured by the Company and certain of its subsidiaries, such as information technology equipment, manufacturing machinery and equipment and construction machinery, typically secured by underlying assets. The primary locations of finance leases are Japan, United States, United Kingdom and China mainland. The lease term ranges from three to six years. The non-specific allowance for doubtful receivables is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Installment loans represent receivables from arrangements with customers and dealers to provide financing primarily for products manufactured by the Company and certain of its subsidiaries, such as manufacturing machinery. Installment loans are typically secured by underlying assets. The primary locations of installment loans are Japan, United States and United Kingdom. The loan term is generally less than three years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

Mortgage loans are financing receivables from residential loan arrangements for individuals. Mortgage loans are usually arranged with collateral. The primary location of mortgage loans is Japan; more than fifty percent of mortgage loans are arranged for employees of the Company and its domestic subsidiaries. The term of mortgage loans is usually less than 30 years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

The subsidiaries in the financial services segment also provide services such as factoring, loan servicing, and other forms of commercial financing. Financing receivables resulting from those services are classified into “other” category. The contractual maturities associated with those services generally range over one to three years. The non-specific allowance is collectively determined on the basis of past collection experience, consideration of current economic conditions and changes in our customer collection trends as well as other factors that may affect the customers’ ability to pay.

F-95	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Also, common to all financing receivables, the Company and its subsidiaries individually evaluate collectability of financing receivables either by discounted cash flow analyses when they determine principal and interest of a financing receivable cannot be collected or by estimating the fair value of related collateral when applicable and further estimating the allowance for doubtful receivables. The Company and its subsidiaries have proprietary credit quality indicators appropriate to the unique characteristics of their operations and the nature of their financing receivable portfolios. Based on such indicators as the duration of overdue payments, the unpaid amounts, the existence of extended payment terms, evaluation by third-party credit agencies, and the degree of debtors’ excessive debt, the Company and its subsidiaries classify and monitor their financial receivables into two categories: the individually evaluated receivables, and the collectively evaluated receivables.

Interest income for long-term financing receivables is recognized on the accrual basis.

As of March 31, 2011, financing receivables include past due receivables in the amount of ¥9,714 million. Of this amount, financing receivables past due 90 days or more and still accruing interest amounted to ¥2,846 million.

The following table presents allowance for doubtful receivables and recorded investment in financing receivables as of March 31, 2011, and changes in the allowance for the three months ended March 31, 2011.

	Yen (millions)
	Finance leases	Installment loans	Mortgage loans	Other	Total
Allowance for doubtful receivables
Balance, January 1, 2011	5,156	2,426	176	5,940	13,698
Provision	1,531	293	102	3,709	5,635
Recovery and other	(340)	(70)	(47)	(1,073)	(1,530)
Write off	(211)	(229)	—	(734)	(1,174)

Balance, March 31, 2011	6,136	2,420	231	7,842	16,629

Applicable to amounts; Individually evaluated for impairment	1,620	906	88	5,082	7,696

Applicable to amounts; Collectively evaluated for impairment	4,516	1,514	143	2,760	8,933

Financing receivables
Balance, March 31, 2011	873,137	126,957	218,222	217,515	1,435,831

Applicable to amounts; Individually evaluated for impairment	4,515	1,252	1,113	9,718	16,598

Applicable to amounts; Collectively evaluated for impairment	868,622	125,705	217,109	207,797	1,419,233

In addition, as of March 31, 2011, the amount of impaired loans relating to receivables which arose from sales of product or services and have contractual maturity of one year or less is ¥43,628 million.

F-96	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(29)	Acquisitions and Divestitures

On March 9, 2011, Hitachi Transport System, Ltd. (Hitachi Transport System), a subsidiary of the Company included in the Others category of segment information, announced its decision to purchase shares of Vantec Corporation (Vantec), through a tender offer to make Vantec its subsidiary. The tender offer price was ¥233,500 per share, which was determined by comprehensively taking into consideration the market price of Vantec’s common stock, Vantec’s financial condition, future earnings prospects and a valuation of Vantec stock conducted by a third party appraiser. The price included a premium of approximately 93% over the average share price of Vantec’s common stock traded on the First Section of the Tokyo Stock Exchange for the three month period ended March 8, 2011. As a result, Hitachi Transport System purchased 209,550 shares in the tender offer, for ¥48,930 million in the period from March 10, 2011 through April 19, 2011, resulting in an acquisition of 90.12% of the voting rights. Accordingly, Hitachi Transport System obtained control of Vantec and it became a consolidated subsidiary effective April 26, 2011, the settlement date of the tender offer (the acquisition date).

Vantec operates warehousing and transportation related business. Hitachi Transport System made the acquisition to realize synergy in the system logistics and global business and improve the enterprise value of Hitachi Transport System and Vantec.

The following table presents the consideration paid for Vantec and the fair value as of the acquisition date of the noncontrolling interest in Vantec. Due to the limited period of time since the acquisition date, the initial accounting for the business combination is incomplete at this time. As a result, the Company is unable to provide the disclosures related to the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, and the amount of goodwill.

Yen (millions)
Cash paid for acquisition	48,930
Fair value of noncontrolling interests	3,622

52,552

The fair value of the noncontrolling interest in Vantec, a listed entity, is determined by quoted market price and included in Level 1.

On a pro forma basis, the effect on revenue, net income and the per share information of the Company for the year ended March 31, 2011 with assumed acquisition dates for Vantec of April 1, 2010 would not be material.

On November 8, 2010, Hitachi Medical Corporation (Hitachi Medical), a subsidiary of the Company in the Electronic Systems & Equipment segment, announced its decision to purchase additional shares of Aloka Co., Ltd. (Aloka), through a tender offer to make Aloka its subsidiary. The tender offer price was ¥1,075 per share, which was determined by comprehensively taking into consideration the market price of Aloka’s common stock, Aloka’s financial condition, future earnings prospects and a valuation of Aloka stock conducted by a third party appraiser.

F-97	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As a result, Hitachi Medical purchased 23,157,518 shares in the tender offer, for ¥24,894 million in the period from November 9, 2010 through December 27, 2010, resulting in a 84.65% increase of Hitachi Medical’s ownership from 12.79% to 97.45%. Accordingly, Hitachi Medical obtained control of Aloka and it became a consolidated subsidiary effective January 5, 2011, the settlement date of the tender offer (the acquisition date). Further, Hitachi Medical converted Aloka into its wholly owned subsidiary through a share exchange effective March 3, 2011, and Aloka was subsequently renamed Hitachi Aloka Medical, Ltd. effective April 1, 2011.

Aloka manufactures and sells medical instruments, general-purpose analysis devices and medical analysis devices. Hitachi Medical made the acquisition to strengthen its diagnostic ultrasound device businesses and increase its corporate value.

This business combination was accounted for as a bargain purchase because the consideration paid for was less than the fair value of Aloka’s net assets.

The following table summarizes the consideration paid for Aloka, the assets acquired and liabilities assumed and recognized as of the acquisition, as well as the fair value as of the acquisition date of the noncontrolling interest in Aloka.

Yen (millions)
Current assets	43,346
Non-current assets (excluding intangible assets)	9,585
Intangible assets	1,811

54,742

Current liabilities	(13,740)
Non-current liabilities	(2,987)

(16,727)

Gain on the bargain purchase	(8,684)

Previously acquired equity interest measured at fair value	(3,699)
Cash paid for acquisition	(24,894)
Fair value of noncontrolling interests	(738)

(29,331)

The acquired intangible assets include patents and brands.

The Company recognized a gain of ¥1,224 million as a result of remeasuring its equity interest in Aloka held before the business combination at the acquisition date fair value. The gain is included in other income in the Company’s consolidated statement of operations for the year ended March 31, 2011.

The fair value of both the equity interest held in Aloka before the business combination and the fair value of the noncontrolling interest in Aloka, a listed entity, are determined by quoted market price and included in Level 1.

The results of operations of Aloka for the period from the acquisition date to March 31, 2011 were not material.

F-98	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a pro forma basis, revenue, net income (loss) and the per share information of the Company with assumed acquisition dates for Aloka of April 1, 2010 and 2009 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2011 and 2010.

On March 7, 2011, the Company announced that it had entered into a definitive agreement to transfer its Hard Disc Drive business, in the Components & Devices segment, to Western Digital Corporation (WD). The Company will sell all shares of Hitachi Global Storage Technologies’ holding company, Viviti Technologies Ltd. to WD in a cash and stock transaction valued at approximately US$4.3 billion. Under the terms, the Company will own approximately 10 percent of WD shares and hold two seats on WD’s board of directors. The transaction is expected to close during the year ending March 31, 2012. The closing of the transaction is dependent upon progress of various multi jurisdictional regulatory reviews over this business combination.

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

F-99	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table summarizes the consideration paid for Telcon, the assets acquired and liabilities assumed and recognized as of the acquisition, as well as the fair value as of the acquisition date of the noncontrolling interest in Telcon.

Yen (millions)
(As adjusted)
Current assets	29,741
Non-current assets (excluding intangible assets)	16,912
Intangible assets (excluding goodwill)	37,370
Goodwill (not deductible for tax purposes)	32,981

117,004

Current liabilities	(35,105)
Non-current liabilities	(14,095)

(49,200)

Previously acquired equity interest measured at fair value	(22,050)
Cash paid for acquisition	(23,704)
Fair value of noncontrolling interests	(22,050)

(67,804)

The following table shows the acquired intangible assets subject to amortization and not subject to amortization.

	Yen (millions)	Weighted average amortization Period (year)
The acquired intangible assets subject to amortization
Customer contracts and relationships	19,509	25
Dealer network	4,339	15
Technical know-how	3,056	6
Favorable lease agreements	1,027	5

	27,931

The acquired intangible assets not subject to amortization
Brands	9,439	—

	37,370

Since the evaluation of the fair values of the assets and liabilities was completed during the year ended March 31, 2011, the Company retrospectively adjusted the provisional amounts as of the acquisition date. As a result, the amounts of other intangible assets and related deferred tax liability, which is included in other liabilities, increased by ¥37,370 million and ¥12,702 million, respectively, whereas goodwill decreased by ¥24,668 million in the consolidated balance sheet as of March 31, 2010.

The Company recognized a gain of ¥14,923 million as a result of remeasuring to fair value its 40% equity interest in Telcon held before the business combination. The gain is included in other deductions in the Company’s consolidated statement of operations for the year ended March 31, 2010.

F-100	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition date for Hitachi Kokusai Electric of April 1, 2008 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2009.

F-101	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On January 14, 2009, the Company also announced its decision to purchase additional shares of Hitachi Koki Co., Ltd. (Hitachi Koki), an equity method affiliate, through a tender offer to make Hitachi Koki its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening the cooperative relationship in business expansion on a global scale and research and development into lithium-ion battery-operated products. Hitachi Koki’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥1,300 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Koki’s common stock, Hitachi Koki’s financial condition, future earnings prospects and a valuation of Hitachi Koki stockconducted by a third party appraiser. The price included a premium of approximately 77% over the average share price of Hitachi Koki’s common stock traded on the First Section of the Tokyo Stock Exchange for the three month period ended January 13, 2009. As a result, the Company purchased 12,473,000 shares, the upper limit for the number of shares in the tender offer, for ¥16,214 million in the period from January 26, 2009 through March 9, 2009, resulting in the Company’s ownership increasing from 38.9% to 51.2%. Accordingly, the Company obtained control over Hitachi Koki and it became a consolidated subsidiary of the Company. Therefore, the Company has consolidated Hitachi Koki as of March 31, 2009 in the consolidated balance sheet. The results of operations of Hitachi Koki for the period from the acquisition date to March 31, 2009 were not material. Accordingly, the results of operations of Hitachi Koki have been consolidated since the year beginning April 1, 2009.

As a result of the purchase price allocation, the Company did not recognize any goodwill.

On a pro forma basis, revenue, net loss and the per share information of the Company with assumed acquisition date for Hitachi Koki of April 1, 2008 would not differ materially from the amounts reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2009.

F-102	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(30)	Segment Information

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

F-103	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Automotive Systems:

Engine management systems, Electric powertrain systems, Drive control systems and Car information systems

Components & Devices:

Hard disk drives, LCDs, Information storage media and Batteries

Digital Media & Consumer Products:

Optical disk drives, Flat-panel TVs, LCD projectors, Room air conditioners, Refrigerators, Washing machines and Air-conditioning equipment

Financial Services:

Leasing and Loan guarantees

Others:

Logistics, Property management and others

The following tables show business segment information for the years ended March 31, 2011, 2010 and 2009, and as of March 31, 2011, 2010 and 2009.

Revenues from Outside Customers

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	1,475,588	1,522,457	1,730,818
Power Systems	737,560	805,007	777,833
Social Infrastructure & Industrial Systems	932,299	1,044,208	1,077,548
Electronic Systems & Equipment	942,305	868,449	830,080
Construction Machinery	746,166	578,129	717,251
High Functional Materials & Components	1,329,234	1,176,292	1,467,934
Automotive Systems	733,910	633,399	667,094
Components & Devices	743,980	690,062	904,944
Digital Media & Consumer Products	882,834	863,091	1,006,017
Financial Services	325,341	327,072	324,540
Others	465,871	457,315	491,642

Subtotal	9,315,088	8,965,481	9,995,701
Corporate items	719	3,065	4,668

Total	9,315,807	8,968,546	10,000,369

F-104	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Revenues from Intersegment Transactions

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	176,452	183,130	214,533
Power Systems	75,647	77,128	84,556
Social Infrastructure & Industrial Systems	224,637	206,017	256,698
Electronic Systems & Equipment	137,050	130,183	153,741
Construction Machinery	5,221	5,507	7,438
High Functional Materials & Components	78,919	73,035	93,111
Automotive Systems	3,991	5,429	14,656
Components & Devices	65,872	64,827	73,353
Digital Media & Consumer Products	68,762	66,167	97,843
Financial Services	47,640	92,578	76,777
Others	301,592	306,350	339,192

Subtotal	1,185,783	1,210,351	1,411,898
Eliminations and Corporate items	(1,185,783)	(1,210,351)	(1,411,898)

Total	—	—	—

Total Revenues

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	1,652,040	1,705,587	1,945,351
Power Systems	813,207	882,135	862,389
Social Infrastructure & Industrial Systems	1,156,936	1,250,225	1,334,246
Electronic Systems & Equipment	1,079,355	998,632	983,821
Construction Machinery	751,387	583,636	724,689
High Functional Materials & Components	1,408,153	1,249,327	1,561,045
Automotive Systems	737,901	638,828	681,750
Components & Devices	809,852	754,889	978,297
Digital Media & Consumer Products	951,596	929,258	1,103,860
Financial Services	372,981	419,650	401,317
Others	767,463	763,665	830,834

Subtotal	10,500,871	10,175,832	11,407,599
Eliminations and Corporate items	(1,185,064)	(1,207,286)	(1,407,230)

Total	9,315,807	8,968,546	10,000,369

F-105	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Profit (Loss)

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	98,641	94,592	138,452
Power Systems	22,022	22,075	3,485
Social Infrastructure & Industrial Systems	39,952	42,086	34,406
Electronic Systems & Equipment	37,284	(5,218)	25,755
Construction Machinery	49,192	17,649	51,337
High Functional Materials & Components	84,506	44,412	25,257
Automotive Systems	23,791	(5,486)	(60,507)
Components & Devices	43,652	1,149	5,799
Digital Media & Consumer Products	14,949	(7,206)	(110,548)
Financial Services	14,255	8,518	6,660
Others	28,930	19,423	24,515

Subtotal	457,174	231,994	144,611
Eliminations and Corporate items	(12,666)	(29,835)	(17,465)

Total Segment profit	444,508	202,159	127,146

Impairment losses for long-lived assets	(35,170)	(25,196)	(128,400)
Restructuring charges	(5,757)	(25,154)	(22,927)
Interest income	13,267	12,017	19,177
Dividends income	4,240	5,799	8,544
Gains on sales of stock by subsidiaries or affiliated companies	—	183	360
Other income	69,730	186	5,203
Interest charges	(24,878)	(26,252)	(33,809)
Other deductions	(13,597)	(21,976)	(102,960)
Equity in net loss of affiliated companies	(20,142)	(58,186)	(162,205)

Income (loss) before income taxes	432,201	63,580	(289,871)

Intersegment transactions are recorded at the same prices used in transactions with third parties. Corporate items include unallocated corporate expenses, such as leading edge R&D expenditures, and others.

F-106	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Total Assets

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	1,289,099	1,261,016	1,468,481
Power Systems	919,676	1,067,072	1,026,637
Social Infrastructure & Industrial Systems	1,033,110	971,743	1,098,712
Electronic Systems & Equipment	867,741	820,700	829,126
Construction Machinery	1,000,793	927,482	840,693
High Functional Materials & Components	1,267,001	1,264,372	1,232,271
Automotive Systems	451,382	459,183	450,966
Components & Devices	592,992	585,999	640,824
Digital Media & Consumer Products	434,397	521,591	570,935
Financial Services	1,937,643	1,789,409	1,914,863
Others	1,344,356	1,374,882	1,612,556

Subtotal	11,138,190	11,043,449	11,686,064
Eliminations and Corporate assets	(1,952,561)	(2,078,985)	(2,282,355)

Total	9,185,629	8,964,464	9,403,709

Corporate assets consist of cash and cash equivalents and investments and advances. Depreciation & Amortization
	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	76,082	80,589	113,780
Power Systems	20,239	24,386	23,032
Social Infrastructure & Industrial Systems	27,941	32,383	31,806
Electronic Systems & Equipment	19,154	21,598	15,827
Construction Machinery	42,606	41,807	38,534
High Functional Materials & Components	75,371	85,092	88,280
Automotive Systems	32,768	41,137	43,853
Components & Devices	55,984	65,730	85,760
Digital Media & Consumer Products	27,149	34,567	45,632
Financial Services	75,076	81,049	118,642
Others	37,590	42,954	45,012

Subtotal	489,960	551,292	650,158
Eliminations and Corporate items	7,809	6,470	6,765

Total	497,769	557,762	656,923

F-107	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Impairment Losses for Long-Lived Assets

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	473	353	15,752
Power Systems	—	136	82
Social Infrastructure & Industrial Systems	767	715	3,609
Electronic Systems & Equipment	4,605	624	961
Construction Machinery	3	119	—
High Functional Materials & Components	10,956	2,117	12,888
Automotive Systems	191	175	29,240
Components & Devices	16,561	18,611	12,022
Digital Media & Consumer Products	951	845	51,695
Financial Services	368	—	1,499
Others	295	1,501	652

Subtotal	35,170	25,196	128,400
Eliminations and Corporate items	—	—	—

Total	35,170	25,196	128,400

Capital Investment for Long-Lived Assets

	Yen (millions)
	2011	2010	2009
Information & Telecommunication Systems	79,907	65,976	91,665
Power Systems	12,163	34,704	31,155
Social Infrastructure & Industrial Systems	24,729	32,005	46,716
Electronic Systems & Equipment	20,874	15,728	17,894
Construction Machinery	40,689	73,874	76,651
High Functional Materials & Components	66,795	55,038	112,595
Automotive Systems	21,612	19,261	47,442
Components & Devices	60,150	41,240	63,582
Digital Media & Consumer Products	19,487	20,399	31,446
Financial Services	330,292	351,298	422,805
Others	43,952	34,768	46,027

Subtotal	720,650	744,291	987,978
Eliminations and Corporate items	(20,621)	(20,380)	(23,557)

Total	700,029	723,911	964,421

Capital investment represents the additions to property, plant and equipment and other intangible assets including tangible assets and software to be leased on an accrual basis.

F-108	(Continued)

HITACHI, LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Geographic Information

Revenues

The following table shows revenues which are attributed to geographic areas based on the location of the customers for the years ended March 31, 2011, 2010 and 2009.

	Yen (millions)
	2011	2010	2009
Japan	5,269,259	5,313,790	5,861,448
Outside Japan
Asia	2,073,756	1,699,071	1,911,290
North America	781,139	729,698	899,550
Europe	760,011	824,697	904,425
Other Areas	431,642	401,290	423,656

Subtotal	4,046,548	3,654,756	4,138,921

Total	9,315,807	8,968,546	10,000,369

Other than in Japan and China mainland, the Company does not conduct business in any individual country and region in which its revenues in that country exceed 10% of the consolidated total revenues. Revenues in China mainland for the years ended March 31, 2011, 2010 and 2009 were ¥1,188,555 million, ¥991,653 million and ¥1,078,582 million, respectively.

F-109	(Continued)

Long-lived Assets including Goodwill

The following table shows long-lived assets such as property, plant and equipment and intangible assets including goodwill for each geographic area as of March 31, 2011, 2010 and 2009.

	Yen (millions)
	2011	2010	2009
Japan	1,979,405	2,088,846	2,271,389
Asia	341,884	343,493	267,628
North America	158,684	157,113	163,630
Europe	112,350	111,105	107,478
Other Areas	16,651	15,717	12,280

Subtotal	2,608,974	2,716,274	2,822,405
Eliminations and Corporate items	30,314	21,580	26,636

Total	2,639,288	2,737,854	2,849,041

Other than in Japan, the Company does not conduct business in any individual country and region in which its long-lived assets in that country exceed 10% of the consolidated balance of long-lived assets.

There are no revenues to a single major outside customer for the years ended March 31, 2011, 2010 and 2009.

F-110	(Continued)

Schedule II

HITACHI, LTD.

AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended March 31, 2011, 2010 and 2009

(In millions of yen)

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
Year ended March 31, 2011
Allowance for doubtful receivables	43,923	998	(7,881)	37,040

Year ended March 31, 2010
Allowance for doubtful receivables	46,916	8,791	(11,784)	43,923

Year ended March 31, 2009
Allowance for doubtful receivables	40,903	10,900	(4,887)	46,916

Note:

The Company has amended the activity columns of Schedule II to correct an immaterial classification error from the prior year. The amounts in the “Charged to income” and “Bad debts written off” columns for the year ended March 31, 2010 have been increased by ¥8,676 million. This amendment did not impact the beginning or ending allowance for doubtful receivables balance and did not impact the amounts recorded in the consolidated financial statements of the Company.

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

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
			(Unaudited)
Net sales	599,790	702,739	950,519
Cost of sales (Notes 5 and 18)	(555,830)	(664,153)	(753,067)

Gross profit	43,960	38,586	197,452
Selling, general and administrative expenses (Notes 17 and 18)	(107,976)	(135,159)	(153,972)

Operating income (loss)	(64,016)	(96,573)	43,480
Other income (expenses)
Interest income	280	898	2,274
Interest expense	(3,838)	(3,414)	(3,027)
Dividend income	74	140	194
Gain on disposal of scrap	341	644	590
Losses on disposal of inventories	—	—	(2,728)
Losses on write-down of obsolete inventories	—	—	(4,758)
Equity in earnings (losses) of affiliates	(1,753)	40	336
Foreign currency exchange loss	(402)	(1,384)	(9,824)
Losses on retirement of non-current assets	(1,658)	(3,830)	(2,954)
Gain on sales of non-current assets	—	3,105	3,563
Gain on liquidation of subsidiaries and affiliates	6	402	—
Loss on liquidation of subsidiaries and affiliates	(140)	—	—
Business structure improvement expenses (Note 19)	(202)	(16,872)	(4,208)
Losses on sales of subsidiary’s stock	—	(8,437)	—
Impairment losses for long-lived assets (Note 9)	(4,551)	(9,627)	(2,864)
Gain on sales of investment securities	—	—	479
Unrealized gain on derivatives	442	—	—
Losses on valuation of investment securities	—	(1,572)	—
Loss on transfer to defined contribution pension plan (Note15)	(393)	(343)	—
Compensation income	182	932	770
Insurance income	96	688	4,507
Gain on one-time amortization of negative goodwill (Note22)	3,478	—	—
Loss on disposition of subsidiary (Note 22)	(1,757)	—	—
Gain on reversal of provision for legal settlement	—	—	2,114
Provision for legal settlement	(3,445)	—	—
Other, net	(722)	(1,453)	226

Income (loss) before income taxes	(77,978)	(136,656)	28,170

Benefit (provision) for income taxes (Note 13)
Current	(2,415)	575	(5,961)
Deferred	(1,134)	(68,494)	(12,718)

Total income taxes	(3,549)	(67,919)	(18,679)

Net income (loss)	(81,527)	(204,575)	9,491

Net loss (income) attributable to noncontrolling interests	183	1,318	(23)

Net income (loss) attributable to Renesas Technology	(81,344)	(203,257)	9,468

	Yen
Net income (loss) per share attributable to Renesas Technology (Note 20):
Basic	(13,962.13)	(40,627.31)	1,893.64

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

RENESAS TECHNOLOGY CORP.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended March 31, 2010, 2009 and 2008

	Yen (millions)
	2010	2009	2008
			(Unaudited)
Cash flows from operating activities:
Income (loss) before income taxes	(77,978)	(136,656)	28,170
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation	82,077	86,620	72,689
Impairment losses for long-lived assets	4,551	9,627	2,864
Amortization of goodwill	447	464	547
One-time amortization of negative goodwill	(3,478)	—	—
Increase (decrease) in allowance for doubtful receivables	29	(214)	(460)
Increase (decrease) in retirement and severance benefits	809	(6,949)	(1,767)
Increase (decrease) in provision for loss on business liquidation	(4,587)	5,961	—
Interest and dividends income	(354)	(1,078)	(2,520)
Interest expense	3,838	3,414	3,027
Equity in losses (earnings) of affiliates	1,753	(40)	(336)
Loss on changes in interest in subsidiaries	1,757	—	—
Gain on sales of non-current assets	(306)	(3,308)	(3,901)
Loss on retirement of non-current assets	1,658	3,830	2,954
Loss on valuation of investment securities	17	1,654	27
Loss on sales of subsidiary’s stock	—	8,437	—
Decrease (increase ) in notes and accounts receivable -trade	(17,364)	61,164	(3,004)
Decrease in inventories	22,765	19,058	1,071
Increase (decrease) in notes and accounts payable -trade	21,563	(58,219)	(7,837)
Other	(16,921)	(5,241)	2,721

Subtotal	20,276	(11,476)	94,245
Interest and dividends income received	426	1,277	2,813
Interest expense paid	(4,067)	(3,276)	(2,990)
Refund of legal deposits	—	11,707	—
Income tax refunded (paid)	1,656	(4,536)	(8,579)

Net cash provided (used in) by operating activities	18,291	(6,304)	85,489

Cash flows from investing activities:
Purchase of property, plant and equipment	(30,944)	(85,916)	(91,382)
Proceeds from sales of property, plant and equipment	1,167	12,874	754
Purchase of intangible assets	(4,416)	(13,169)	(27,835)
Proceeds from sales of intangible assets	25	—	—
Purchase of additional shares in subsidiaries	—	(121)	—
Disbursement from sale of investments in subsidiaries resulting in change in scope of consolidation (Note 4)	(224)	(2,991)	—
Other	(197)	134	(1,635)

Net cash used in investing activities	(34,589)	(89,189)	(120,098)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(10,028)	48,115	(759)
Proceeds from long-term borrowings	1,396	17,453	19,400
Payments on long-term borrowings	(53,074)	(6,198)	(14,089)
Repayments of installment payables	(19)	(419)	(3,296)
Payments on finance lease obligations	(6,582)	(69)	—
Proceeds from sale-lease back transactions	17,139	18,589	16,743
Proceeds from issuance of common stock	71,700	54,000	—
Proceeds from stock issuance to noncontrolling stockholders	—	1,250	1,000
Cash dividends paid to noncontrolling stockholders	(136)	—	(250)
Other	—	0	(22)

Net cash provided by financing activities	20,396	132,721	18,727

Effect of exchange rate changes on cash and cash equivalents	(238)	(2,814)	(3,487)

Net increase (decrease) in cash and cash equivalents	3,860	34,414	(19,369)
Cash and cash equivalents at beginning of year	105,916	71,502	90,871
Decrease in cash and cash equivalents due to deconsolidation of subsidiary	(171)	—	—

Cash and cash equivalents at end of year (Note 4)	109,605	105,916	71,502

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

For the year ended March 31, 2010, the Company has applied the “Accounting Standard for Business Combination” (ASBJ Statement No.21 issued on December 26, 2008), “Accounting Standard for Consolidate Financial Statement” (ASBJ Statement No.22 issued on December 26, 2008), “Accounting Standard for Research and Development Costs (Partial amendment)” (ASBJ Statement No.23 issued on December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on December 26, 2008), “Accounting Standard for Equity Method” (ASBJ Statement No.16 issued on December 26, 2008) and “Implementation Guidance on Accounting Standard for Business Combination and Business Divestitures” (ASBJ Implementation Guidance No.10 issued on December 26, 2008).

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

Investment securities mainly consist of marketable securities of the companies with which the Company’s customers have a business relationship. As such marketable securities are exposed to market volatility risk , the Company keeps track of the fair value on a quarterly basis.

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

The contract or notional amount, estimated fair value and unrealized gain (loss) of derivative instruments as of March 31, 2010 and 2009 are as follows:

	Yen (Millions)
	2010
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Forward exchange contracts:
To sell U.S. dollars	24,887	(581)	(581)
To sell Euros	1,930	55	55

Total	26,817	(526)	(526)

	Yen (Millions)
	2009
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Forward exchange contracts:
To sell U.S. dollars	20,386	(903)	(903)
To sell Euros	623	(28)	(28)

Total	21,009	(931)	(931)

Note:	Fair value represents the amounts derived using the foreign exchange rates prevailing as of March 31, 2010 and 2009, respectively.

	Yen (Millions)
	2010
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Interest rate swaps:
Pay fixed Receive floating	30,000	(577)	(577)

Total	30,000	(577)	(577)

	Yen (Millions)
	2009
	Contract or Notional amount	Fair value	Unrealized gain/(loss)
Interest rate swaps:
Pay fixed Receive floating	45,000	(610)	(610)

Total	45,000	(610)	(610)

Note:	Fair value is provided by financial institutions with which the Company entered into the interest rate swap contracts.

9.	Impairment of long-lived assets

The Company recognized impairment losses for the year ended March 31, 2010 as summarized below:

Intended use	Location	Description
Semiconductor equipment	Ome city, Tokyo	Machinery, equipment

Idle assets	Itami city, Hyogo prefecture, and others.	Leased assets, Construction in progress, Furniture and fixtures, and others

The Company and its subsidiaries group its operating assets by individual wafer-processing plant which is identified as a minimum cash generating unit, and group its idle assets as a separate asset group. The carrying amounts of operating assets were reduced to their recoverable amounts in connection with the reduction in production volume due to deteriorated economic conditions. The carrying amounts of idle assets that were not planned for specific future use were reduced to their recoverable amount. The reduction of ¥4,551million was recorded to other expenses as impairment losses for long-lived assets for the year ended March 31, 2010. The charge was comprised of building and structures (¥1 million), machinery, equipment and vehicles (¥1,818 million), furniture and fixtures (¥641million), construction in progress (¥1,969 million), leased assets (¥36 million), and intangible assets (¥86 million). The recoverable amounts of idle assets are measured at their estimated net selling price, which are valued at their memorandum value. The recoverable amounts of operating assets were measured at their estimated net selling prices that were reasonably determined, or the value in use. The discount rate used in the determination of value in use was 5%.

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

Future lease payments for non-cancelable operating leases as a lessee as of March 31, 2010 and 2009 are as follows:

	Yen (Millions)
	2010	2009
Future lease payments:
Due within one year	6,212	7,207
Due over one year	7,420	13,968

	13,632	21,175

12.	Related party transactions

Related party transactions for the years ended March 31, 2010, 2009 and 2008 are as follows:

Yen (Millions)
2010
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Ltd	Chiyoda-ku, Tokyo	408,810	Manufacturing and sales of electrical machinery and apparatuses	(Owned) Direct 55.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	39,435 (892,650 shares	)	—	—

Other affiliates	Mitsubishi Electric Corporation	Chiyoda-ku, Tokyo	175,820	Manufacturing and sales of heavy electric machinery system, industrial mechatronics system, electronic devices, home appliance, and others	(Owned) Direct 45.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	32,265 (730,350 shares	)	—	—

Affiliated company	Renesas Easton Co.,Ltd.	Chiyoda-ku, Tokyo	3,433	Sales of integrated circuit, semiconductor device, display device and others	Direct 30.01	Sales of integrated circuit, semiconductor device, display device and others	Sales of integrated circuit, semiconductor device, display device and others	36,967		Accounts receivable	11,598

Other affiliates	Hitachi Capital Corporation	Minato-ku, Tokyo	9,983	Finance service and others	Direct — Indirect —	Lease of manufacturing facility and business equipment	Factoring and others	Transfer of payable 19,597 Payment 16,738		Accounts payable	8,275

Other affiliates	Hitachi High- Technologies Corporation	Minato-ku, Tokyo	7,938	Manufacturing, sales and service of physics and chemistry device, electronic device, metal material and others	(Owned) Direct — Indirect —	Purchase of electro device manufacturing equipment, material and others	Purchase of material and others	18,193		Accounts payable	7,070

Yen (Millions)
2009
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Ltd.	Chiyoda-ku, Tokyo	282,033	Manufacturing and sales of electrical machinery and apparatuses	(Owned) Direct 55.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders	29,700 (297,000 shares	)	—	—

Other affiliates	Mitsubishi Electric Corporation	Chiyoda-ku, Tokyo	175,820	Manufacturing and sales of heavy electric machinery system, industrial mechatronics system, electronic devices, home appliance, and others.	(Owned) Direct 45.0	Contract manufacturing and sales of semiconductor products Two interlocking directorate	Allocation of new shares to stockholders Sales of assets	24,300 (243,000 shares 10,675)		— —	— —

Yen (Millions)
2008
Type	Name of related party	Address	Common stock	Type of business	Equity ownership percentage (%)	Relationship with related party	Nature of transaction	Transaction amount		Account	Balance at end of year
Other affiliates	Hitachi, Capital Corporation	Minato-ku, Tokyo	9,983	Financial service	Direct — Indirect —	Leasing manufacturing facility and office equipment, and others.	Sales of assets	8,026		Other receivable	7,997

Notes: Consumption taxes are not included in the transaction amount but in the amount of year end balance.

(1)	Price and condition of transactions are determined by negotiating the price suggested by the Company with consideration given to the prevailing market price.

(2)	The transaction captured under “Allocation of new shares to stockholders” was approved by the special meeting of the Board of Directors. “Transaction amount” shows the number of shares allotted and the amount multiplied by the issue price per one share allotted.

13.	Income taxes

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

b) The aggregate annual maturities of long-term borrowings and lease obligations subsequent to March 31, 2010 and 2009 are summarized as follows:

	Yen (Millions)
	2010
	Due over 1 year to 2 years	Due over 2 years to 3 years	Due over 3 years to 4 years	Due over 4 years to 5 years
Long-term borrowings	37,005	15,224	—	—
Lease obligations	4,547	3,489	2,065	73
Other non-current liabilities (installment payables- non current)	9	6	—	—

	Yen (Millions)
	2009
	Due over 1 year to 2 years	Due over 2 years to 3 years	Due over 3 years to 4 years	Due over 4 years to 5 years
Long-term borrowings	48,084	37,496	15,000	—
Lease obligations	941	859	765	603

15.	Retirement and severance benefits

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

Net periodic benefit costs for the Company’s and subsidiaries’ plans for the years ended March 31, 2010, 2009 and 2008 consisted of the following components:

	Yen (Millions)
	2010	2009	2008
Service cost	5,819	6,158	6,633
Interest cost	3,263	3,509	3,581
Expected return on plan assets	(2,322)	(2,297)	(2,312)
Amortization of transitional obligation	419	415	410
Amortization of unrecognized actuarial loss	5,667	5,327	4,565
Amortization of prior service benefit	(1,539)	(1,345)	(1,122)

Net periodic benefit cost	11,307	11,767	11,755

Costs associated with mass retirements	—	1,088	—
Loss on transfer to defined contribution pension plan	393	343	—
Other	1,185	1,123	1,084

Total	12,885	14,321	12,839

Notes:

(1)	Retirement benefit costs incurred by the subsidiaries applying the simplified method are recorded in “Service cost.”

(2)	“Other” represents the contribution payment for the defined contribution pension plan.

(3)	Costs associated with mass retirement are included in “Business structure improvement expenses” in other expenses for the year ended March 31, 2009.

(4)	Losses on transfer to defined contribution pension plan are included in other expenses for the years ended March 31, 2010 and 2009.

(5)	In addition to the retirement benefit costs listed above, severance benefits paid due to the special early retirement benefits program of Renesas group of ¥8,163 million are recorded as “Business structure improvement expenses” in other expenses for the year ended March 31, 2009.

(6)	In addition to the retirement benefit costs listed above, severance benefits paid due to business structure improvement of subsidiaries of ¥3,227 million for the year ended March 31, 2008 are included in “Expenses for restructuring assembly and packaging system” (¥ 3,004 million), “Expenses for restructuring distribution companies” (¥ 215 million) and “Expenses for restructuring circuit design companies” (¥ 8 million) in the table presented in Note 19 “Business structure improvement expenses”.

Actuarial assumptions used in the accounting for the Company’s and subsidiaries’ plans are principally as follows:

	2010	2009	2008
Allocation method for the projected benefit obligation	Straight-line method	Straight-line method	Straight-line method
Discount rate	2.0% - 2.5%	2.0% - 2.5%	2.0% - 2.5%
Expected rate of return on plan assets	2.0% - 3.5%	2.0% - 3.5%	2.0% - 3.5%

16.	Stockholders’ equity

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

(a)	Reconciliation of net loss

	Yen (Millions)
	2010	2009
Net loss attributable to Renesas Technology under J GAAP	(81,344)	(203,257)

Inventory valuation (i)	—	8,710
Goodwill (ii)	(12,653)	499
Impairment loss on investments in affiliates (iii)	(3,667)	—
Accrued vacation (iv)	(362)	402
Deferred gains on sales of assets (v)	(96)	(98)
Other (vii)	408	(433)

US GAAP adjustments total	(16,370)	9,080
Tax effect on reconciling items (viii)	1,316	(4,335)
Adjustment for valuation allowance on deferred tax assets (ix)	(87)	(18,384)

Net loss attributable to Renesas Technology in accordance with US GAAP	(96,485)	(216,896)

(b)	Comprehensive loss

	(216,896)	(216,896)
	Yen (Millions)
	2010	2009
Net loss attributable to Renesas Technology in accordance with US GAAP	(96,485)	(216,896)
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on available-for-sale securities	529	(73)
Pension liability adjustment	11,150	2,569
Foreign currency translation adjustment	(703)	(7,190)

Total other comprehensive income (loss)	10,976	(4,694)

Comprehensive loss attributable to Renesas Technology in accordance with US GAAP	(85,509)	(221,590)

(c)	Reconciliation of equity

	Yen (Millions)
	2010	2009
Total equity under J GAAP	166,801	176,888

Goodwill (ii)	(1,127)	11,617
Impairment loss on investments in affiliates (iii)	(3,667)	—
Accrued vacation (iv)	(3,774)	(3,407)
Deferred gains on sales of assets (v)	4,108	4,205
Pension liability adjustment (vi)	(27,894)	(39,772)
Other (vii)	(1,216)	(1,118)

US GAAP adjustments total	(33,570)	(28,475)
Tax effect on reconciling items (viii)	11,175	14,447
Adjustment for valuation allowance on deferred tax assets (ix)	(13,496)	(17,775)

Equity in accordance with US GAAP	130,910	145,085

Following table shows the differences of significant balance sheet captions under J GAAP and US GAAP for the years ended March 31, 2010 and 2009.

(d)	Balance sheet items according to J GAAP and US GAAP

	Yen (Millions)
	J GAAP		US GAAP
	2010	2009	2010	2009
Current assets	329,293	350,303	332,884	350,477
Non-current assets	281,634	332,634	287,742	361,202

Total Assets	610,927	682,937	620,626	711,679

Current liabilities	340,238	358,211	350,734	368,263
Non-current liabilities	103,888	147,838	138,982	198,331
Total equity	166,801	176,888	130,910	145,085

Total liabilities and equity	610,927	682,937	620,626	711,679

(e)	Summary of reconciling items to US GAAP

(i)	Inventory valuation

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