Form 20-F/A
period 2011-03-31
HITACHI LTD
filed 2011-07-21
CIK 47710

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

** The number of outstanding shares of common stock excludes the number of shares of common stock held by Hitachi, Ltd. and one of its subsidiary.

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A has been filed by us to amend the annual report on Form 20-F for the fiscal year ended March 31, 2011 filed on June 24, 2011. The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Date File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. We do not intend to revise, update, amend or restate the information presented in any other items of such annual report on Form 20-F or reflect any events that have occurred after the filing of such annual report on Form 20-F. Among other things, forward-looking statements and risk factors contained in such annual report on Form 20-F have not been revised to reflect events, results or developments that have occurred or facts that became known to us after filing such annual report on Form 20-F, and such forward-looking statements and risk factors should be read in their historical context.

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

Hitachi, Ltd.
(Registrant)

Date: July 21, 2011	By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Senior Vice President and Executive Officer